Form 20-F
period 2021-12-31
Legend Biotech Corp
filed 2022-03-31
CIK 1801198

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

308,456,852 ordinary shares, par value $0.0001 per share, were issued and outstanding as of December 31, 2021

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

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

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-Accelerated Filer	☐	Emerging Growth Company	☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

LEGEND BIOTECH CORPORATION

FORM 20-F ANNUAL REPORT

i

CERTAIN INFORMATION

In this Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, “we,” “us,” “our,” the “Company” and “Legend Biotech” refer to Legend Biotech Corporation and its consolidated subsidiaries.  References to “GenScript” or “Genscript” refer to Genscript Biotech Corporation, our majority stockholder.

This Annual Report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. Unless otherwise noted, translations of Renminbi amounts into U.S. dollars in this Annual Report are made based on an exchange rate of RMB 6.38 to $1.00, which is the exchange rate as of December 31, 2021 as published by The People’s Bank of China.

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

Forward-looking statements can be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs.  These forward-looking statements include, but are not limited to, statements relating to:

•	the ability to effectively manufacture, market and sell CARVYKTI™;
•	the market opportunity for and potential for commercial success of CARVYKTI™;
•	potential effects of treatment with CARVYKTI™;
•	the ability of our clinical trials to demonstrate acceptable safety and efficacy of our product candidates, and other positive results;
•

the timing, progress and results of preclinical studies and clinical trials for product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;

•	the timing, scope and likelihood of regulatory filings and approvals, including final regulatory approval of our product candidates;
•	our ability to achieve specified milestones under our collaboration with Janssen Biotech for cilta-cel;
•	our ability to develop and advance our current product candidates and programs into, and successfully complete, clinical trials;
•	our manufacturing, commercialization, and marketing capabilities and strategy;
•	our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;
•	the need to hire additional personnel and our ability to attract, retain and motivate such personnel;
•	the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;
•	our expectations regarding the approval and use of our product candidates as first, second or subsequent lines of therapy or in combination with other drugs;
•	our competitive position and the success of competing therapies that are or may become available;
•	our estimates of the number of patients that we will enroll in our clinical trials;
•	the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;
•	our ability to obtain and maintain regulatory approval of our product candidates;
•	our plans relating to the further development of our product candidates, including additional indications we may pursue;

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

•	the pricing and reimbursement of the product candidates we may develop, if approved;
•	information about the prices and availability of labor, transportation and raw materials, including as a result of inflation, and our ability to obtain them in a timely manner;
•	our exposure to and the potential impact of risks inherent in our foreign operations, including currency fluctuations, exchange controls and pricing restrictions;
•	the rate and degree of market acceptance and clinical utility of our product candidates we may develop;
•	the effectiveness of our key information technology systems, networks, processes or related controls or those of our service providers;
•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•	our financial performance;
•	our ability to consistently maintain effective internal control over financial reporting;
•	changes in tax laws and the resolution of tax contingencies resulting in additional tax liabilities;
•	the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;
•	the impact of United States or foreign laws and regulations on the Company’s operations, including the impact of tariffs;
•

the effect of epidemics and pandemics, such as the COVID-19 pandemic, or other business disruptions on our business, including, without limitation, our ability to manage the demand, supply and operational challenges associated with the actual or perceived effects of such pandemics; and

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

A.  [Reserved]

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

Risks Related to the Commercialization of CARVYKTI™ and Our Other Product Candidates

•	We have limited experience as a commercial company and the marketing and sale of CARVYKTI™ or future products may be unsuccessful or have less success than anticipated.
•	The commercial success of CARVYKTI™, and of any future products, will depend upon the degree of market acceptance by physicians, third-party payors and others in the medical community.
•

If the market opportunities for our product or any future products are smaller than we believe they are, and if we are not able to successfully identify patients and achieve significant market share, our revenues may be adversely affected and our business may suffer.

•	We may not be able to successfully create our own manufacturing infrastructure for supply of our requirements of products for use in clinical trials and for commercial sale.

•

We have no prior sales experience and limited capabilities for marketing and market access. We expect to continue to invest significant financial and management resources to establish necessary capabilities and infrastructure to support our commercial needs. If we are unable to establish these commercial capabilities, we may be unable to generate sufficient revenue to sustain our business.

•	We operate in a rapidly changing industry and face significant competition.
•	Potential product liability risks.

Risks Related to Our Business

•	Our ability to become and remain profitable may never be achieved due to the uncertainty of developing and commercializing complex therapies, and we may never achieve or maintain profitability.
•	Our limited operating history, which has focused on research and development, makes it difficult to assess our future prospects.
•	Our need for additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.
•

Our inability to obtain raw materials or key starting materials necessary for product manufacture, such as lentiviral vectors, would adversely affect the clinical development and commercialization of these products, which could, in turn, adversely affect our sales and profitability.

Risks Related to the Development of Our Product Candidates

•

The uncertainties of the biopharmaceutical development process for novel and emergent treatment, including the uncertainty of outcomes of clinical trials, and the potential failure of product candidates to show safety or efficacy.

•	Potential failure to obtain or maintain regulatory approvals for our product candidates.
•	Our primary research and development efforts are focused on CAR-T cell therapies, which are emerging treatments that face significant challenges and hurdles.
•	Our product candidates require significant preclinical study and clinical trials, which can be difficult to design and implement.
•	Our dependence on enrollment of patients in clinical trials for development of our product candidates.
•	Risks associated with investigator-initiated clinical trials , studies that we do not fully control.
•	Certain product opportunities may face limited market opportunities.
•	Adverse side effects or other safety risks associated with our product candidates.
•	Costs and difficulties in the manufacture of complex biologics.

Risks Related to Our Business Operations

•	Economic, political, regulatory and other risks associated with international operations.
•	Potential difficulties in growing operations and attracting and retaining key personnel.
•	Risks associated with potential acquisitions or strategic collaborations.
•	Any failure to comply with various governmental laws and regulations may adversely affect our business.
•	Risks associated with any failure to implement and maintain effective internal controls over financial reporting.

Risks Related to our Dependence on Third Parties

•	Our dependence on third parties, such as Janssen, for development, manufacturing and commercialization of our product candidates.
•	Our reliance on third parties to conduct our preclinical and clinical trials and the potential that such third parties may not perform satisfactorily.

•	The availability of reagents, specialized equipment and other specialty materials.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

•

The risks and costs associated with complying with a rigorous, complex and evolving regulatory framework, including clinical trial regulations, pre-marketing regulatory requirements, pricing, reimbursement and cost-containment regulations, and ongoing regulation of approved products.

•	The effect of price controls in certain jurisdictions on our revenue and commercialization.

Risks Related to Our Intellectual Property

•	Our ability to obtain, maintain, defend and enforce intellectual property rights in our products and disparities in intellectual property rights throughout the world.
•	The significant cost and complexity associated with intellectual property proceedings.

Risks Related to Doing Business in China

•	Risks related to doing business in China, including the impact of extensive Chinese regulation on the pharmaceutical industry.
•	The heightened level of government involvement in the Chinese economy and uncertainties regarding legal protections.
•	The adverse effect of an ongoing investigation involving our majority shareholder and former CEO and chairman.
•	Monetary, economic, political, environmental, social, and trade disputes between the U.S. and China.
•	The heightened level of actions by the U.S. Department of Commerce targeting Chinese companies.

Risks Related to Our Organizational Structure

•	Our organizational structure may create significant conflicts of interest.
•	The impact of GenScript’s significant control over us as our majority shareholder.
•	The more limited protections afforded to shareholders as a result of our status as a controlled company and a foreign private issuer.

Risks Related to Our Securities

•

The risk that our ADSs will be prohibited from trading on a U.S. national securities exchange, such as The Nasdaq Global Select Market, or in U.S. over-the-counter markets because the Public Company Accounting Oversight Board, or the PCAOB, is unable to inspect or investigate our outside independent auditors due to restrictions imposed by the PRC, where our auditors are located.

•

Risks associated with owning our ADSs, including volatility in our trading price due to our business and financial performance, and risks from dilution of our ADSs and ordinary shares if we issue additional ADSs or other securities.

Risks Related to Commercialization of CARVYKTI™ and Our Other Product Candidates

We have limited experience as a commercial company and the marketing and sale of CARVYKTI™ or future products may be unsuccessful or have less success than anticipated.

Having received FDA approval for CARVYKTI™ on February 28, 2022, we are beginning to commercialize CARVYKTI™ for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. As CARVYKTI™ is our first approved product and the remainder of our product candidates are in clinical development, we have limited experience as a commercial company and there is limited information about our ability to overcome many of the challenges encountered by companies commercializing products in the biopharmaceutical industry. To execute our business plan, in addition to successfully marketing and selling of CARVYKTI™, we, either individually or with a collaboration partner, will need to successfully:

•	establish and maintain relationships with qualified treatment centers who will be treating the patients who receive our product and any future products;
•	obtain adequate pricing and reimbursement for CARVYKTI™ and any future products in each of the jurisdictions in which we plan to commercialize approved products;
•	gain regulatory acceptance for the development and commercialization of the other product candidates in our pipeline; and
•	manage spending as costs and expenses increase due to clinical trials, marketing approvals, and commercialization for any additional indications of CARVYKTI™, and for any future products.

If we are not successful in accomplishing these objectives, we may not be able to develop product candidates, successfully commercialize CARVYKTI™ or any future products, raise capital, expand our business, or continue our operations.

The commercial success of CARVYKTI™, and of any future products, will depend upon the degree of market acceptance by physicians, third-party payors and others in the medical community.

The commercial success of CARVYKTI™ and of any future products will depend in part on the medical community, patients, and third-party or governmental payers accepting new treatments for our targeted indications in general, and CARVYKTI™ and any future products in particular, as medically useful, cost-effective, and safe. CARVYKTI™ and any other products that we may bring to the market may not gain market acceptance by physicians, patients, third-party payers and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of CARVYKTI™ and of any future products will depend on a number of factors, including:

•	the potential efficacy and potential advantages over alternative treatments;
•	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;
•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•	the strength of marketing and distribution support and timing of market introduction of competitive products;
•	the pricing of our product and of any future products;
•	publicity concerning our product, any future products, or competing products and treatments; and
•	sufficient third-party insurance coverage or reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the product will not be known until after it is launched. Our efforts, and the efforts of any of our collaborators, to educate the medical community and payers on the benefits of our products may require significant resources and may never be successful. These efforts may require more resources than are required by the conventional technologies marketed by certain of our competitors. Any of these factors may cause CARVYKTI™, or any future products, to be unsuccessful or less successful than anticipated.

If the market opportunities for CARVYKTI™ or any future products are smaller than we believe they are, and if we are not able to successfully identify patients and achieve significant market share, our revenues may be adversely affected and our business may suffer.

Our projections regarding the number of people who have the potential to benefit from treatment with CARVYKTI™ or any future products are based on estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the diseases that our product candidates target. The number of patients may turn out to be lower or more difficult to identify than expected.

Even if we obtain significant market share for a product within an approved indication, because the potential target populations for CARVYKTI™ and for the product candidates in our pipeline are small, we may never achieve profitability without obtaining marketing approval for additional indications. In the field of cancer, the FDA often approves new therapies initially only for use in patients with relapsed or advanced disease. For example, the FDA’s approval for CARVYKTI™ indicates that the product is for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody.  While we expect to seek approval for CARVYKTI™ in earlier lines of MM treatment and potentially as a first line therapy, there is no guarantee that we will be successful doing so.

Any of these factors may negatively affect our ability to generate revenues from sales of CARVYKTI™ and any future products and our ability to achieve and maintain profitability. As a consequence, our business may suffer.

We may not be able to successfully create our own manufacturing infrastructure for supply of our requirements of product candidates for use in clinical trials and for commercial sale.

We currently have manufacturing facilities in China and the United States supplying clinical materials for our trials. Further, as part of our collaboration with Janssen, we have established a manufacturing facility in the United States for the U.S. commercial supply of CARVYKTI™ and are in the process of establishing manufacturing capabilities in Belgium, which will provide regional product supply and add to our global manufacturing reach.

We will be conducting the manufacturing of cilta-cel globally, which requires that we expand the capacities at these sites as we begin commercialization in the applicable geographic regions following our receipt of marketing authorizations.

Our manufacturing and commercialization strategy is based on establishing a fully integrated vein-to-vein product delivery cycle. Over time, we expect to establish regional or zonal manufacturing hubs to service major markets to meet projected commercial needs. However, we are still in the process of constructing manufacturing facilities that will allow us to meet commercial sale quantities.

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

We expect that operating our own commercial cell manufacturing facilities will provide us with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term cost margins. However, we have limited experience as a company in designing and operating a commercial manufacturing facility and may never be successful in effectively implementing our manufacturing capability. We may establish additional manufacturing sites as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing operations could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors, or we may not be successful in establishing sufficient capacity to produce CARVYKTI™ or any future products product candidates in sufficient quantities to meet the requirements for the contemplated launch or to meet potential future demand, all of which could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.

Moreover, manufacturers of cell therapy products often encounter difficulties in production, particularly in scaling out and validating initial production, and ensuring that the product meets required specifications. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. We cannot make any assurances that these problems will not occur in the future, or that we will be able to resolve or address problems that occur in a timely manner or with available funds.

Additionally, since the T cells used as starting material for our drug products have a limited window of stability following procurement from a patient, we must establish and employ complex logistical operations, including collecting and shipping, as part of our manufacturing processes. Logistical and shipment delays and problems caused by us, our agents, and other factors not in our control, such as weather, could prevent or delay the delivery of product to patients. If our manufacturing processes fail to perform satisfactorily, we may suffer reputational, operational, and business harm. We also are required to maintain a complex chain of identity and chain of custody with respect to patient material as it moves through the manufacturing process. Failure to maintain chain of identity and chain of custody could result in adverse patient outcomes, loss of product or regulatory action.

In addition, any significant disruption in the supply chain for starting materials necessary for our manufacturing processes could adversely affect our commercialization efforts.  We source key materials from third party suppliers.  There are a small number of suppliers for certain key materials that are used to manufacture our product and product candidates. We must compete with other market participants for the limited supply of such materials, which may result in increased costs.  Moreover, supply chain constraints with respect to such starting materials may impact the execution of our commercialization efforts.  For example, as a result of supply chain limitations, we are constrained in the amount of CARVYKTI™ that we are able to manufacture at present, which requires that we make complex and challenging distribution determinations with respect to our limited supply.  Such supply chain constraints necessarily limit the commercial benefits that could be achieved from a broader initial distribution.

Finally, to the extent supplies of CARVYKTI™ are limited, we will face bioethical challenges in allocating a limited supply of CARVYKTI™ to a significant patient need.  Because such determinations are highly complex and involve a large number of factors, such allocation decisions may be questioned by third parties.

We believe that our current, robust manufacturing processes are fit for commercial scale and we anticipate they will enable commercial supply at an economical cost. However, we have not yet established manufacturing capacity at full commercial scale and may underestimate the cost and time required to do so, or overestimate cost reductions from economies of scale that can be realized with our manufacturing processes. We may ultimately be unable to manage the cost of goods for our products and product candidates to levels that will allow for a margin in line with our expectations and return on investment in connection with commercialization.

Although we are continuing to build out our commercial capabilities, we have no prior sales or distribution centers and limited capabilities for marketing and market access. We expect to invest significant financial and management resources to establish these capabilities and infrastructure to support commercial operations. If we are unable to establish these commercial capabilities and infrastructure or to enter into agreements with third parties to market and sell our product or any future products, we may be unable to generate sufficient revenue to sustain our business.

Although we are continuing to build out our field team as part of our first commercial launch in the United States, we have no prior sales or distribution experience and limited capabilities for marketing and market access. To successfully commercialize CARVYKTI™ and any other products that may result from our development programs, we will need to develop these capabilities and further expand our infrastructure to support commercial operations in the United States, Europe and other regions, either on our own or with others. Commercializing autologous CAR T therapies such as CARVYKTI™ is resource-intensive and will require substantial investment in commercial capabilities. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without a significant internal team or the support of a third party to perform these functions, including marketing and sales functions, we may be unable to compete successfully against these more established companies.

We currently expect to rely heavily on third parties—primarily, our collaboration partner, Janssen—to launch and market CARVYKTI™. If Janssen does not commit sufficient resources to commercialize CARVYKTI™ , we may be unable to generate sufficient product revenue to sustain our business.

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

Our potential prior line CAR-T cell therapy competitors include companies developing cell therapies targeting BCMA for the treatment of MM, including Allogene, Autolus, bluebird, Bristol-Myers Squibb, Carsgen, Innovent, Poseida Therapeutics, Novartis and Precision Biosciences. Our potential competitors also include additional companies developing BCMA-targeted therapies for the treatment of MM, including Amgen, Regeneron, GSK and Pfizer. In addition, we may compete with cell therapies companies that are focused on development in Asia.

Other than CARVYKTI™, our product candidates are in early stages of development. Our competitors with development-stage programs may obtain marketing approval from the FDA, the NMPA, the European Commission, the PMDA or other comparable regulatory authorities for their product candidates more rapidly than we do with respect to our development-stage product candidates, and they could establish a strong market position for either a product or a specific indication before we are able to enter the market.

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

Our commercial opportunity—including with respect to CARVYKTI™—could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive or better reimbursed than any products that we may commercialize.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk related to any commercialized products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

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

We currently hold $10 million in product liability insurance coverage in the aggregate, with a per incident limit of $10 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we commercialize CARVYKTI™ expand our clinical trials or if we commercialize additional product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Business

We have incurred significant losses in every year since our inception. We expect to continue to incur losses over the next several years and may never achieve or maintain profitability.

Other than with respect to CARVYKTI™’s FDA-approved indication, we are primarily a clinical-stage biopharmaceutical company with a limited operating history and we have incurred significant net losses since our inception. Our net loss was approximately $386.2 million for the year ended December 31, 2021. We have funded our operations to date primarily with upfront and milestone payments and interest-bearing borrowings from Janssen under our collaboration and license agreement, with proceeds from public offerings and private placements of equity securities, and with capital contributions from GenScript.

While we had revenue of approximately $89.8 million for the year ended December 31, 2021, this was attributable to our recognition of milestone payments we received from Janssen in connection with our collaboration and license agreement with Janssen, or the Janssen Agreement. With the exception of our first product, CARVYKTI™, which was approved by the U.S. Food and Drug Administration, or FDA, on February 28, 2022 for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, we have no products approved for commercial sale.  We have not yet generated any revenue from commercial sales of our product candidates, and are devoting substantially all of our financial resources and efforts to the commercialization of CARVYKTI™ and the research and development of cilta-cel and our other CAR-T cell therapy product candidates as well as to building out our manufacturing platform, cell therapy technologies and management team. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate could fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable.

Except for CARVYKTI™, none of our product candidates have received marketing approval, and we may never be successful in obtaining further marketing approvals or in commercializing product candidates. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. These net losses will adversely impact our shareholders’ deficit and net assets and may fluctuate significantly from quarter to quarter and year to year. We anticipate that our expenses will increase substantially as we:

•	establish sales, marketing and distribution infrastructure for the commercialization of CARVYKTI™ as well as any other product candidates for which we may obtain regulatory approval;
•	continue our ongoing and planned research and development of cilta-cel for the treatment of multiple myeloma (or MM);
•

conduct preclinical studies and clinical trials for any additional product candidates that we may pursue in the future, including ongoing and planned development of additional therapies for the treatment of T cell Lymphoma (or TCL), Non-Hodgkins Lymphoma (or NHL), multiple myeloma (MM), hepatocellular carcinoma (HCC), lung cancer (small cell and non-small cell), gastric cancer, pancreatic cancer, and HIV;

•	seek to discover and develop additional product candidates and further expand our clinical product pipeline;
•	seek regulatory approvals for additional product candidates that successfully complete clinical trials;
•	continue to scale up manufacturing capacity with the aim of securing sufficient quantities to meet our capacity requirements for clinical trials and commercialization needs;
•	develop, maintain, expand and protect our intellectual property portfolio;
•	acquire or in-license other product candidates and technologies;
•	hire additional clinical, quality control and manufacturing personnel;
•	add clinical, operational, financial and management information systems and personnel, including personnel to support our product development and planned commercialization efforts;
•	expand our operations in the United States, China, Europe and other geographies; and
•	incur additional legal, accounting and other expenses associated with operating as a public company.

To become and remain profitable, we must succeed in developing and commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including completing preclinical studies and clinical trials of our product candidates, obtaining regulatory approval, manufacturing, marketing and selling any products for which we may obtain regulatory approval, as well as discovering and developing additional product candidates. We may never succeed in these activities and, even if we do, may never generate revenue that is significant enough to achieve profitability.

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

We are primarily a clinical-stage biopharmaceutical company with a limited operating history. CARVYKTI™, our first approved product, received initial FDA approved on February 28, 2022 and we are now beginning commercialization efforts. As an organization, we have demonstrated limited ability to successfully complete late-stage clinical trials and obtain regulatory approvals, and we have demonstrated no ability to manufacture our product candidates at commercial scale or arrange for a third party to do so on our behalf, conduct sales and marketing activities necessary for successful commercialization, or obtain reimbursement in the countries of sale. We may encounter unforeseen expenses, difficulties, complications, and delays in achieving our business objectives. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. If we do not address these risks successfully or are unable to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities, then our business will be materially harmed.

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

We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we will need to raise additional capital to complete the development and commercialization of cilta-cel and our other product candidates and in connection with our continuing operations and other planned activities. Our future capital requirements will depend on many factors, including:

•

the costs and timing of commercialization activities, including product manufacturing, marketing, sales and distribution, for CARVYKTI™ and any other of our product candidates for which we receive marketing approval;

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

In addition to cilta-cel, identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. To date, we have not generated any revenue from product sales. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish some rights to our technologies or our product candidates on terms that are not favorable to us. Any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or altogether cease our research and development programs or future commercialization efforts.

Our operating results may be adversely affected by inflation.

While we have not experienced inflationary pressures on our operating costs to date, as we begin to commercialize CARVYKTI™, our business may feel more of an impact. Among other things, competition for labor is becoming more acute, and we expect to experience increased labor costs as we hire employees to support our CARVYKTI™ commercialization efforts. In addition, inflation and higher energy costs may drive increased raw material and transportation costs. There is no assurance that we will be able to fully offset any cost increases through cost reduction programs or setting higher prices for our products. If we generally are not able to set our pricing to sufficiently offset these increased costs or if increased costs and prolonged inflation continue, it could materially and adversely affect our business, operating results and profitability. In addition, volatility in certain commodity markets could significantly affect our production cost.

Risks Related to the Development of Our Product Candidates

With the exception of CARVYKTI™, which was approved by FDA on February 28, 2022, all of our product candidates are in clinical development or in preclinical development. If we are unable to continue to advance CARVYKTI™ and to advance our other product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

While our first product, CARVYKTI™, was approved by the FDA on February 28, 2022 for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, our success depends, in part, on our ability to continue to advance the development of CARVYKTI™ in earlier lines of MM treatment. In collaboration with Janssen, we are currently conducting a Phase 2 trial of cilta-cel in relapsed or refractory MM, or RRMM, patients in China (CARTIFAN-1) and a Phase 1b/2 trial of in RRMM patients in the United States and Japan (CARTITUDE-1). In November 2019, we and our strategic partner Janssen began enrolling an aggregate of approximately 157 patients in a Phase 2 multicohort trial of cilta-cel in the United States, Europe and Israel (CARTITUDE-2) in patients with MM in various clinical settings such as in early relapse patients or as a front-line therapy. In addition, the Phase 3 CARTITUDE-4 clinical trial, enrolling approximately 400 patients including sites in the United States, Europe, Australia, Japan and Israel has been initiated. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in Revlimid-refractory MM. Furthermore, we initiated the Phase 3 CARTITUDE-5 clinical trial during August 2021, targeting enrollment at approximately 650 patients approximately 650 patients, including sites in the United States, Europe, Canada, Australia, Korea and Japan. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in newly diagnosed MM patients for whom hematopoietic stem cell transplant is not planned as an initial therapy.

In addition to cilta-cel, we have a broad portfolio of earlier-stage autologous product candidates targeting various cancers, including NHL, AML, TCL, gastric cancer, pancreatic cancer, ovarian cancer, hepatocellular carcinoma, small cell lung cancer, non small cell lung cancer and HIV, all of which are currently in investigator-initiated Phase 1 clinical trials in China. We are also developing allogeneic CAR-T product candidates targeting

CD20 for the treatment of NHL and targeting BCMA for MM, which are currently in investigator-initiated Phase 1 clinical trials in China. We also have several product candidates in early preclinical and clinical development for the treatment of solid tumors as well as infectious diseases. There is no assurance that these or any other future clinical trials of our product candidates will be successful or will generate positive clinical data and we may not receive marketing approval from the FDA, the PRC’s National Medical Products Administration, or NMPA, the European Commission, or the EC (or the favorable technical/scientific opinion of the European Medicines Agency, or EMA), and the Japanese Pharmaceutical and Medical Device Agency, or PMDA, or other regulatory agencies, for any of our product candidates. On December 14, 2020, we announced that the FDA has cleared the IND application to evaluate LB1901 in relapsed or refractory TCL. There can be no assurance that the FDA will permit the IND applications for our other product candidates to go into effect in a timely manner or at all. Without an IND, we will not be permitted to conduct clinical trials in the United States.

Biopharmaceutical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our product candidates will prevent us from commercializing and marketing those product candidates. The success in the development of our product candidates will depend on many factors, including:

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

We have concentrated our primary research and development efforts on our CAR-T cell therapies using our expertise in tumor biology and cell programming, and our future success is highly dependent on the successful development and manufacture of our CAR-T product candidates. With the exception of our first product, CARVYKTI™, which was approved by the FDA on February 28, 2022 for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, we do not currently have any approved products, nor do we have any commercialized products. As with other targeted therapies, off-tumor or off-target activity could delay development or require us to reengineer or abandon a particular product candidate. Because CAR-T cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:

•

obtaining regulatory approval for our product candidates, as the FDA, the NMPA, the European Commission, the PMDA and other regulatory authorities have limited experience with CAR-T therapies for cancer;

•	developing and deploying consistent and reliable processes for engineering a patient’s T cells ex vivo and infusing the engineered T cells back into the patient;

•	conditioning patients with chemotherapy in conjunction with delivering each of our products, which may increase the risk of adverse side effects of our product candidates;
•	sourcing clinical and commercial supplies of the materials used to manufacture CARVYKTI™ and our product candidates;
•	developing programming modules with the desired properties, while avoiding adverse reactions;
•	creating and obtaining a sufficient supply of viral vectors capable of delivering multiple programming modules;
•	developing a reliable and consistent vector and cell manufacturing process;
•	establishing manufacturing capacity suitable for the manufacture of our product candidates in line with expanding enrollment in our clinical studies and our projected commercial requirements;
•	achieving cost efficiencies in the scale-up of our manufacturing capacity;
•	developing protocols for the safe administration of our product candidates;
•	educating medical personnel regarding our CAR-T technologies and the potential side effect profile of each of our product candidates, such as potential adverse side effects related to CRS;
•

establishing integrated solutions in collaboration with specialty treatment centers in order to reduce the burdens and complex logistics commonly associated with the administration of T cell therapies;

•

establishing sales and marketing capabilities to successfully launch and commercialize CARVYKTI™ and any other of our product candidates if and when we obtain any required regulatory approvals, and risks associated with gaining market acceptance of a novel therapy if we receive approval; and

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

Moreover, public perception and awareness of cell therapy safety issues may adversely influence the willingness of subjects to participate in clinical trials of our product candidates or of physicians to prescribe approved products. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Treatment centers may not be willing or able to devote the personnel and establish other infrastructure required for the administration of CAR-T cell therapies. Physicians may not be willing to undergo training to adopt this novel and personalized therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.

Our future success is highly dependent on the regulatory approval of cilta-cel and our other pipeline programs. All of our product candidates require significant preclinical study and clinical trial before we can seek regulatory approval for and launch a product commercially.

With the exception of our first product, CARVYKTI™, which was approved by the FDA on February 28, 2022 for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, we do not have any products that have gained regulatory approval for marketing. Our business is substantially dependent on our ability to further advance the development of CARVYKTI™, obtain regulatory approval for cilta-cel in other jurisdictions and for additional indications, obtain regulatory approval of our other product candidates, and commercialize CARVYKTI™ and, if approved, our other product candidates. We cannot commercialize product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, we cannot commercialize product candidates in countries outside the United States without obtaining regulatory approval from comparable regulatory authorities in relevant jurisdictions, such as the NMPA in China, the European Commission, on the basis of the technical / scientific opinion issued by the EMA, in the European Union and the PMDA in Japan. Before obtaining regulatory approvals for the commercial sale of any product candidate for a particular indication, we must demonstrate with substantial evidence gathered in preclinical and clinical studies that the product candidate is safe and effective for that indication and that the manufacturing facilities, processes and controls comply with regulatory requirements with respect to such product candidate. Prior to seeking approval for any of our product candidates, we will need to confer with the FDA, the NMPA, the EMA, the PMDA and other regulatory authorities regarding the design of our clinical trials and the type and amount of clinical data necessary to seek and gain approval for our product candidates.

The time required to obtain marketing approval by the FDA, the NMPA, the EC, the PMDA and other regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product candidate’s research and development and may vary among jurisdictions. It is possible that none of our existing clinical- or preclinical-stage product candidates or any future product candidates will ever obtain regulatory approval.

Our product candidates could fail to receive marketing regulatory approval from the FDA, the NMPA, the European Commission, the PMDA or other regulatory authorities for many reasons, including:

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

The FDA, the NMPA, the EMA, the PMDA or a comparable regulatory authority may require more information, including additional preclinical or clinical data to support approval, including data that would require us to perform additional preclinical studies, clinical trials, or both, or modify our manufacturing processes, which may delay or prevent approval and our commercialization plans, or we may decide to abandon the development program. If we change our manufacturing processes, we may be required to conduct additional clinical trials or other studies, which also could delay or prevent approval of our product candidates. If we obtain approval, regulatory authorities may approve any of our product candidates for fewer indications than we request (including failing to approve the most commercially promising indications), may impose warnings and restrictions on prescription and distribution, may grant approval contingent on the performance of costly post-marketing clinical trials or other post-marketing commitments, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

While cilta-cel has received orphan drug designation and breakthrough therapy designation from the FDA, has been granted access to the PRIME scheme from the EMA, and received confirmation that the product is eligible for accelerated assessment, our development strategy may also include the use of additional expedited pathways, such as through the accelerated or contingent approval pathway. Depending on results of the preclinical and clinical trials in our other product candidates, we may also pursue such status for those candidates. There is no certainty that our product candidates will qualify for breakthrough therapy, orphan drug, or obtain or maintain access to the PRIME scheme, nor can we assume that the clinical data obtained from trials of our product candidates will be sufficient to qualify for any expedited approval program.

Even if a product candidate were to successfully obtain marketing approval from the FDA, the NMPA, the European Commission, the PMDA or other comparable regulatory authorities in other jurisdictions, any approval might contain significant limitations related to use restrictions for specified age groups, warnings, precautions or contraindications, or may be subject to burdensome post-approval study or risk management requirements. If we are unable to obtain regulatory approval for one of our product candidates in one or more jurisdictions, or any approval contains significant limitations, we may not be able to obtain sufficient funding to continue the development of that product or generate revenue attributable to that product candidate. Also, any regulatory approval of our current or future product candidates, once obtained, may be withdrawn.

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

Some of our product candidates are still in the preclinical development stage, and the risk of failure of preclinical programs is high. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies to obtain regulatory clearance to initiate human clinical trials, including based on IND applications in the United States and clinical trial applications, or CTAs, in China and the European Union. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA, the NMPA, the PMDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit IND applications or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of IND applications or similar applications will result in the FDA, the NMPA, the PMDA or other regulatory authorities allowing clinical trials to begin.

Clinical trials are difficult to design and implement, involve uncertain outcomes and may not be successful.

Human clinical trials are difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The design of a clinical trial can determine whether its results will support approval of a product candidate and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. As an organization, we have limited experience designing clinical trials and may be unable to design and execute clinical trials that support regulatory approvals. There is a high failure rate for biologic products proceeding through clinical trials, which may be higher for our product candidates because they are based on new technology and engineered on a patient-by-patient basis. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.

Success in preclinical studies or clinical trials may not be indicative of results in future clinical trials.

Results from preclinical studies are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. While we have received positive data from previously completed and ongoing clinical trials of cilta-cel in RRMM, we are still in the process of conducting additional clinical trials in the United States, China, Japan, several countries in Europe, Australia and Korea in order to seek regulatory approvals. Our other product candidates are in earlier stages of development. For that reason, we do not know whether these candidates will be effective and safe for the intended indications in humans. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. This failure to establish sufficient efficacy and safety could cause us to abandon clinical development of our product candidates.

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

In particular, some of our clinical trials are designed to enroll patients with characteristics that are found in a very small population. Other companies are conducting clinical trials with cell therapies in MM and for other conditions that are targeted by our research, and seek to enroll patients in their studies that may otherwise be eligible for our clinical trials, which could lead to slow recruitment and delays in our clinical programs. In addition, since the number of qualified clinical investigators is limited, we expect to conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which could further reduce the number of patients who are available for our clinical trials in these clinical trial sites. Moreover, because our product candidates represent a departure from more commonly used methods for cancer treatment, potential patients and their doctors may be inclined to use conventional therapies, such as chemotherapy and antibody therapy, rather than participating in our clinical trials.

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

In the case of CAR-T therapy, however, the NMPA is aware of the large number of investigator-initiated non-registrational clinical trials in China and the United States, and certain reviewers from its Center for Drug Evaluation published two articles on its website in February 2018 and October 2018, expressing the view that (1) the mainstream regulatory oversight is to follow the pathway of registrational clinical trial, but that (2) data from investigator-initiated non-registrational clinical trials may be considered if the non-registrational clinical trials otherwise fully comply with the same requirements applicable to registrational clinical trials -, in particular the requirements related to manufacturing quality control, informed consent, data integrity, data management, and all GCP requirements.

Accordingly, our strategy of continuing to explore new opportunities for cell therapy in investigator-initiated clinical trials in China exposes us to the risk that the NMPA may refuse to consider the data from the investigator- initiated clinical trials of our product candidates due to concerns that (1) this does not follow the mainstream regulatory pathway of relying on registrational clinical trial, or that (2) the non-registrational clinical trials of our product candidates may not otherwise fully comply with the same requirements applicable to registrational clinical trials, as further explained below.

Investigator-initiated clinical trials pose similar risks as those set forth elsewhere in this section relating to clinical trials initiated by us. While investigator-initiated trials may provide us with clinical data that can inform our future development strategy, we do not have full control over the protocols, administration, or conduct of the trials. As a result, we are subject to risks associated with the way investigator-initiated trials are conducted and there is no assurance the clinical data from any of our investigator-initiated clinical trials in China will be accepted by the FDA, EMA, PMDA or other comparable regulatory authorities outside of China for any of our product candidates. Third parties in such investigator-initiated clinical trials may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with clinical trial protocols or applicable regulations. Further, any data integrity issues or patient safety issues arising out of any of these trials would be beyond our control, yet could adversely affect our reputation and damage the clinical and commercial prospects for our product candidates. Additional risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues, and difficulties or differences in interpreting data. Third-party investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own , and they may elect to discontinue these trials, even if we believe they have scientific merit. As a result, our lack of control over the design, conduct and timing of, and communications with the FDA, NMPA, EMA and PMDA, other comparable regulatory authorities, and relevant Institutional Review Boards and Ethics Committees regarding investigator-initiated trials expose us to additional risks and uncertainties, many of which are outside our control, and the occurrence of which could adversely affect the prospects for our product candidates.

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

Cancer therapies are sometimes characterized as first line, second line or third line therapies, and the FDA often approves new therapies initially only for last line use. When blood cancers are detected, they are treated with first line of therapy with the intention of curing the cancer. This generally consists of chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. In addition, sometimes a bone marrow transplantation can be added to the first line therapy after the combination chemotherapy is given. If the patient’s cancer relapses, then they are given a second line or third line therapy, which can consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these, or bone marrow transplant. Generally, the higher the line of therapy, the lower the chance of a cure. With third or higher line, the goal of the therapy in the treatment of lymphoma and myeloma is to control the growth of the tumor and extend the life of the patient, as a cure is unlikely to happen. Patients are generally referred to clinical trials in these situations.

While CARVYKTI™ has been approved by FDA as a later line therapy for patients with MM, there is no guarantee that cilta-cel will be approved for earlier lines of therapy, nor is there any guarantee that any of our other product candidates, even if approved, will be approved for earlier lines of therapy. In addition, we may have to conduct additional large randomized clinical trials prior to or post gaining approval for the earlier line of therapy.

Our projections of both the number of people who have the cancers we are targeting, as well as the size of the patient population subset of people with these cancers in a position to receive first, second, third and fourth line therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of these cancers. The number of patients may turn out to be fewer than expected. Additionally, the potentially addressable patient population for our product candidates may be limited or may not be amenable to treatment with our product candidates. For instance, in our ongoing Phase 1 clinical trial for LB1901, we will seek to enroll patients with relapsed or refractory TCL, a rare and heterogeneous form of NHL. Even if we obtain significant market share for our product candidates, because the potential target populations are small, we may never achieve significant revenue without obtaining regulatory approval for additional indications or as part of earlier lines of therapy.

Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, cause us to abandon product candidates, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval.

In clinical trials conducted by us and other companies involving CAR-T cells, the most prominent acute toxicities included symptoms thought to be associated with CRS, such as fever, low blood pressure and kidney dysfunction. Some patients also experienced toxicity of the central nervous system, or neurotoxicity, such as confusion, tremor, cranial nerve dysfunction, seizures, encephalopathy and speech impairment. Adverse events with the worst grades and attributed to CAR-T cells were severe and life threatening in some patients. The life threatening events were related to respiratory dysfunction and neurotoxicity. Severe and life threatening toxicities occurred mostly in the first two weeks after cell infusion and generally resolved within three weeks, but several patients died in clinical trials involving CAR-T cells, including in our clinical trials. Furthermore, other patients experienced serious adverse events at later stages in treatment follow-up, such as cytopenias, infections and neurotoxicity.

In the LEGEND-2 clinical trial, CRS was observed in over 90 percent of patients. Low grade CRS, experienced by 82 percent of patients, was managed with standard therapies and resolved. One patient died of a CAR-T related toxicity as a result of CRS and tumor lysis syndrome. A second patient died from a potential pulmonary embolism and acute coronary syndrome, which was considered unrelated to treatment by the investigator. In the Phase 1b/2 CARTITUDE-1 clinical trial, as of February 11, 2021, CRS was reported in 95 percent of patients. Total CAR-T cell neurotoxicity of any grade was observed in 21 percent of patients, with Grade 3 or higher neurotoxicity observed in 10 percent of patients. There were twenty one deaths during the Phase 1b/2 CARTITUDE-1 trial: ten due to disease progression, 6 were treatment-related as assessed by the investigator, and 5 were due to adverse events unrelated to treatment.

Our clinical trials include cancer patients who are very sick and whose health is deteriorating, and we expect that additional clinical trials of our other product candidates will include similar patients with deteriorating health. It is possible that some of these patients may experience similar adverse side effects as were observed in our current clinical trials and in clinical trials conducted by other companies and academic institutions involving CAR-T cells, and that additional patients may die during our clinical trials for various reasons, including as a result of receiving our product candidates, because the patient’s disease is too advanced, or because the patient experiences medical problems that may not be related to our product candidate. Even if the deaths are not related to our product candidate, the deaths could affect perceptions regarding the safety of our product candidate.

Patient deaths and severe side effects caused by our product candidates, or by products or product candidates of other companies that are thought to have similarities with our product candidates, could result in the delay, suspension, clinical hold or termination of clinical trials by us, Ethics Committees, the FDA, the NMPA, the PMDA or other regulatory authorities for a number of reasons. If we elect or are required to delay, suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenue from any of these product candidates would be delayed or eliminated. Serious adverse events observed in clinical trials could hinder or prevent market acceptance of the product candidate at issue. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Additionally, for CARVYKTI™ or any other of our product candidates that receives marketing approval, if we or others later identify undesirable side effects caused by that product, including during any long-term follow-up observation period recommended or required for patients who receive treatment using the product or during additional clinical trials or required Risk Evaluation and Mitigation Strategy, or REMs, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;
•	regulatory authorities may require additional warnings on the label;
•

if a REMS is not already required for such product, we may be required to create a REMS or similar risk management plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;

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

We may not commercialize, market, promote or sell any product candidate without obtaining marketing approval from the FDA, the NMPA, the European Commission, the PMDA or other comparable regulatory authority, and we may never receive such approvals for our product candidates in development. It is impossible to predict accurately when or if any of these product candidates will prove effective or safe in humans and will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the commercial sale of any of our product candidates, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are both safe and effective for use in each proposed indication. Clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. A failure of one or more clinical trials can occur at any stage of clinical development.

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

•	the cost of clinical trials of our product candidates may be greater than we anticipate;
•	the FDA, the NMPA, the PMDA or other comparable regulatory authorities may fail to approve our manufacturing processes or facilities;
•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;
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

We have developed a robust process for manufacturing CAR-T cells with desired quality, and we have improved the viral transduction process to help eliminate processing inconsistencies. We believe that our current processes are suitable for full-scale commercialization. While we have established a process which we believe is scalable for full-scale commercial production, each manufacturing process must be validated through the performance of process validation runs to guarantee that the facility, personnel, equipment, and process work as designed. We have not yet manufactured or processed most of our product candidates on a commercial scale and may not be able to do so for any of our product candidates.

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

Furthermore, if microbial, viral or other contaminations are discovered in our supply of products or product candidates or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We cannot assure you that any of these or other issues relating to our manufacturing will not occur in the future. Any delay or interruption in the supply of commercial product could delay our commercialization program, result in regulatory scrutiny, damage our reputation and impede our profitability. Any delay or interruption in the fulfillment of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

The manufacture and delivery of CAR-T cell therapies to patients involves complex, integrated processes, including harvesting T cells from patients, programming the T cells ex vivo, multiplying the CAR-T cells to obtain the desired dose, and ultimately infusing the CAR-T cells back into a patient’s body. As a result of the complexities, the cost to manufacture biologics in general, and our CAR-T cell product candidates in particular, is generally higher than traditional small molecule chemical compounds, and the manufacturing process is more variable and is more difficult and costly to reproduce. In addition, our manufacturing process is susceptible to product loss or failure due to logistical issues associated with the collection of white blood cells from the patient, shipping such patient material to the manufacturing site, storing and processing such patient material, shipping the patient material with the CAR-T cells back to the patient, and infusing the patient with the final product. Other manufacturing issues include the differences in patient starting materials, inconsistency in cell growth, variability in product characteristics, interruptions in the manufacturing process, equipment or reagent failure, improper installation or operation of equipment, and vendor or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If we lose, destroy or otherwise impair the patient materials at any point in the vein-to-vein supply chain, the manufacturing process for that patient may need to be restarted and the resulting delay may adversely affect that patient’s outcome due to the risk of disease progression. In addition, because our products and product candidates are manufactured for each particular patient, we are required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as product candidates are developed through preclinical to late stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

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

Patients with hematological cancers typically receive highly toxic chemotherapy as their initial treatments. Such treatments can impact the viability of the T cells collected from the patient and may contribute to highly variable responses to CAR-T cell therapies. Patients could also have received prior therapies that target the same target antigen on the cancer cells as our intended programmed CAR-T cell products or product candidate, which could result in these patients having cancer cells with low or no expression of the target. As a result, our CAR-T cell product candidates may not recognize the cancer cell and may fail to achieve clinical activity. Our lead product candidate, cilta-cel (which was approved by the FDA under the trademark CARVYKTI™), faces this challenge. For example, MM patients could have received a BCMA-targeting antibody drug conjugate BCMA-ADC, like GSK2857916, BCMA targeting T cell engagers, like AMG-420 (Amgen) and CC-93269 (Bristol-Myers Squibb), or similar products or product candidates prior to receiving cilta-cel. If any of our product candidates do not achieve a sufficient level of clinical activity, we may discontinue the development of that product candidate, which could have an adverse effect on the value of our ADSs.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or have a greater likelihood of success.

Because we have limited financial and management resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay the pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

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

As of December 31, 2021, we had approximately 1,071 full-time employees. As our development and commercialization plans progress and strategic plans expand and develop, and as we mature as a public company, we expect to need additional managerial, operational, financial and other personnel, including personnel to support our product development and both current and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;
•	managing our internal development efforts effectively, including the clinical, FDA, NMPA, EMA and PMDA review processes for our product candidates; and
•	improving our operational, financial and management controls, reporting systems and procedures.

There are a small number of individuals with experience in cell therapy and the competition for these individuals is high. Our future financial performance and our ability to effectively commercialize our product candidates depends, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

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

Our ability to compete in the highly competitive biopharmaceutical industry depends upon our ability to attract and retain highly qualified management, research and development, clinical, financial and business development personnel. We are highly dependent on our management, scientific and medical personnel, any of whom may terminate their employment with us at any time. We do not maintain “key person” insurance for any of our employees.

Recruiting and retaining qualified scientific, clinical , commercialization, manufacturing and sales and marketing personnel, will be critical to our success. The loss of the services of members of our senior management or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing members of our senior management and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our product candidates. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel. Competition to hire from this limited candidate pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.

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

We are or may become subject to a variety of privacy and data security laws, policies and contractual obligations, and our failure or failure of our third-party vendors, collaborators, contractors or consultants to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

We maintain and process, and our third-party vendors, collaborators, contractors and consultants maintain and process on our behalf, sensitive information, including confidential business and personal information, including but not limited to health information in connection with our commercialization and development activities and our employees, and are subject to laws and regulations governing the privacy and security of such information. Failure by us, our third- party vendors, collaborators, contractors and consultants to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. On March 17, 2018, the General Office of the PRC State Council promulgated the Measures for the Management of Scientific Data (the Scientific Data Measures) which provide a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, any scientific data involving state secret, state security, social public interests, commercial secret or personal privacy may not be open and shared; where openness is indeed needed, the purpose, user’s qualification, conditions of confidentiality and other factors shall be reviewed, and the informing scope shall be strictly controlled. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. China’s Cyber Security Law, which became effective in June 2017, created China’s national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities, which was issued by the General Office of the State Council and another authority on July 6, 2021, requires the speed-up of the revision of the provisions on strengthening the confidentiality and archives management related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. China’s Data Security Laws, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, which outlines the main system framework of personal information protection and processing.

The Measures for Cybersecurity Review were published by the Cyberspace Administration of China, or the CAC, and 12 other relevant PRC government authorities on December 28, 2021 and became effective on February 15, 2022. These measures provide that, among other things, if a “network platform operator” that possesses personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review with the cybersecurity review office; in such event, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.

Regulations on the Security Protection of Critical Information Infrastructure, which was promulgated by the State Council of the PRC on July 30, 2021 and became effective on September 1, 2021, or the CII Protection Regulations, stipulates the obligations and liabilities of the regulators, society and critical information infrastructure operators, or the CIIOs, in protecting the security of critical information infrastructure, or the CII. According to the CII Protection Regulations, regulators supervising specific industries shall formulate detailed guidance to recognize the CII in the respective sectors, and CIIOs shall take the responsibility to protect the CII’s security by performing certain prescribed obligations. For example, CIIOs are required to conduct network security test and risk assessment, report the assessment results to relevant regulatory authorities, and timely rectify the issues identified at least once a year. In addition, drafts of some of these measures have now been published, including the draft rules on the Measures for the Security Assessment of Personal Information and Important Data to be Transmitted Abroad, which may, upon enactment, require security review before transferring human health-related data out of China. On October 29, 2021, the CAC published the Measures on Security Assessment of Cross-border Transfer of Data (Draft for Comments), which provides that data processors are required to make self-assessment of the risks before transferring data cross-border, and are required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) transferring personal information and important data collected and produced by CIIOs; (ii) important data is included in the data transferred cross-border; (iii) transferring personal information cross-border by personal information processors which process more than one million individuals’ personal information; (iv) transferring more than one hundred thousand individuals’ personal information or more than ten thousand individuals’ sensitive personal information cumulatively; or (v) other circumstances which require the application for cross-border data transfer security assessment as determined by the CAC.

The draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, published by the CAC on November 14, 2021 for public comments until December 13, 2021 reiterates that a data processor who processes personal information of more than 1 million individuals shall go through the cyber security review if it intends to be listed in a foreign country, and if a data processor conducts any data processing activities that affect or may affect national security, an application for cyber security review shall also be made by such processor. And the Draft Data Security Regulations require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third party data security service provider and submit assessment report to local agency of the CAC. The Draft Data Security Regulations provide a broad definition of data processing activities, including collection, storage, usage, processing, transfer, provision, publication, deletion and other activities, and the Draft Data Security Regulations also provide a broad definition of data processor as individuals and entities which autonomously determine the purpose and method during data processing activities. However, the Draft Data Security Regulations provide no further elaboration on what constitutes a situation that “affects or may affect national security” and are subject to further changes before being formally adopted and coming into effect.

As of the date of this Annual Report on Form 20-F, no detailed rules or implementation of the Measures for Cybersecurity Review or the Draft Data Security Regulations have been issued by the CAC, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. We have been making constant efforts to comply with the relevant data protection laws and regulations in the PRC and will endeavor to comply with any update in the applicable laws, regulations or guidelines as issued by any relevant regulatory authorities in the PRC. However, we cannot assure you that we are able to comply with any applicable privacy and data security laws, regulations and guidelines in a timely manner, or at all. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval/filing from the Science and Technology Administration Department of the PRC State Council where human genetic resources are involved in any international collaborative project and additional approval, filing and backup for any export or cross-border transfer of the human genetic resources samples or associated data or for providing/offering access of the information on human genetic resources to foreign entities and the institutions established or actually controlled thereby. We cannot assure you that we have complied or will be able to comply with all applicable human genetic resources related regulations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of human genetic resources samples and associated data and administrative fines. As there are still uncertainties regarding the further enacting of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to make rectification and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions. As a result, we may be required to suspend our related businesses or face other penalties which may have material adverse effect on our business, operations and financial condition.

In May 2018, a new privacy regime, the General Data Protection Regulation, or the GDPR, took effect in the European Economic Area, or the EEA, into which we may expand our business. The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of persons who are in the European Union. Among other things, the GDPR imposes requirements regarding the security of personal data and notification of data processing obligations to the competent national data protection authorities, establishes a limited range of lawful bases on which personal data can be processed, expands the definition of personal data and requires changes to informed consent practices, as well as more detailed notices for clinical trial subjects and investigators. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having “adequate” data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our consolidated annual worldwide gross revenue). The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR. Further, while the United Kingdom enacted the Data Protection Act 2018 in May 2018 that supplements the GDPR and has publicly announced that it will continue to regulate the protection of personal data in the same way post-Brexit, Brexit has created uncertainty with regard to the future of regulation of data protection in the United Kingdom. Some countries also are considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our products and services.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these constantly evolving laws can be subject to varying interpretations. For example, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, that constitutes protected health information, and require the implementation of administrative, physical and technological safeguards to protect the privacy of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining whether protected health information has been handled in compliance with applicable privacy and security standards and our contractual obligations can be complex and may be subject to changing interpretation. The U.S. Department of Health and Human Services, or HHS, has the discretion to impose penalties without attempting to first resolve violations. HHS enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources.

In addition, states are frequently adopting new laws or amending existing laws, requiring attention to such frequently changing regulatory requirements. For example, California enacted the California Consumer Privacy Act, or the CCPA, on June 28, 2018, which took effect on January 1, 2020 and has been dubbed the first “GDPR- like” law in the United States. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used by requiring covered companies to provide new disclosures to California consumers (as that term is broadly defined and can include any of our current or future employees who may be California residents) and provide such residents new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. As we expand our operations and trials (both preclinical or clinical), the CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States. Other states are beginning to pass similar laws.

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

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread globally, including to the United States, Europe and Japan, which are countries in which we have planned or ongoing clinical trials. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked. As a result, we have and may in the future experience disruptions impacting our business and clinical trials, including:

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

For our clinical trials that are being conducted at sites outside the United States, particularly in countries which are experiencing heightened impact from the COVID-19 coronavirus, in addition to the risks listed above, we have and may in the future experience the following adverse impacts:

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

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. As a public company, we are subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Pursuant to Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), our independent registered public accounting firm is required to issue an annual attestation report that addresses the effectiveness of our internal controls over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting.  The presence of material weaknesses, if identified, could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our operating results or result in our auditors issuing a qualified audit report. In order to maintain effective disclosure controls and procedures and internal controls over financial reporting, we must expend significant resources and provide significant management oversight. There can be no assurance that we will be effective in maintaining adequate internal controls.

If either we are unable to conclude that we have effective internal controls over financial reporting or, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on the Nasdaq.

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

We may enter into additional collaborations for our other product candidates or technologies in development. We cannot control the timing or quantity of resources that our existing or future collaborators will dedicate to research, preclinical and clinical development, manufacturing or marketing of our products. Our collaborators may not perform their obligations according to our expectations or standards of quality. Our collaborators could terminate our existing agreements for a number of reasons, including a material breach of agreement or an unforeseen material safety event. If the Janssen Agreement were to be terminated, we could encounter significant delays or other impairments in the commercialization of CARVYKTI™ and further developing cilta-cel, lose the opportunity to earn any future revenue we expected to generate under the agreement, incur unforeseen costs, and suffer damage to the reputation of our products, product candidates and as a company generally.

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

Furthermore, even though Janssen is required to diligently develop and commercialize cilta-cel, it is possible that Janssen will seek to prioritize other products in its portfolio over cilta-cel, including products that may treat conditions that are the same as or are similar to the conditions for which cilta-cel has either received marketing approval or for which we are conducting research for potential future marketing approvals.

Should any of these risks materialize, or should we fail to find suitable collaborators, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

The revenue generated from the Janssen Agreement has contributed and is expected to contribute a large portion of our revenue for the foreseeable future.

We have entered into the Janssen Agreement in respect of the development of cilta-cel. We received an upfront payment of $350.0 million from Janssen in 2018, an additional $200.0 million in milestone payments through December 31, 2021, and a further $50.0 million in milestone payments from December 31, 2021 to the date of this Annual Report. Janssen may not execute its obligations as planned or may refuse to honor their commitments under the Janssen Agreement. The non-performance of Janssen, early termination of the Janssen Agreement, or our inability to find new or replacement partners may negatively impact our revenue and research and development activities and funding therefor. Should any of these risks materialize, this would have an adverse effect on our business, prospects, financial condition and results of operations.

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

Additionally, we have been in the process of transitioning away from Genscript for these services to perform them internally, and we expect to continue that process. If we do not have adequate financial resources or personnel and systems in place at the time that we assume responsibilities for such services, we may not be successful in effectively or efficiently transitioning these services from Genscript, which could disrupt our business and have a material adverse effect on our financial condition and results of operations. Even if we are able to successfully transition these services, they may be more expensive or less efficient than the services we are receiving from Genscript during the transition period.

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

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters

Even if we complete the necessary preclinical studies and clinical trials, the regulatory approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of some or all of our product candidates. As a result, we cannot predict when or if, and in which territories, we will obtain marketing approval to commercialize any product candidate.

Our product candidates and the activities associated with their development and commercialization, including their design, research, testing, manufacture, safety, efficacy, quality control, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale, distribution, import, export, and reporting of safety and other post-market information, are subject to comprehensive regulation, including by the FDA, the NMPA, the EMA, the PMDA and other comparable regulatory authorities in other jurisdictions. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and may rely on third-party CROs to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. Further, in connection with marketing approval, the accompanying label for a product may limit its approved use, which could limit sales of the product.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive and may take many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. The FDA, the NMPA, the EMA, the PMDA or other regulatory authorities may determine that our product candidates are not safe and effective, only moderately effective or have undesirable or unintended side effects, toxicities or other characteristics that preclude our obtaining marketing approval or prevent or limit commercial use. Any marketing approval we ultimately obtain for a product candidate may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

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

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, but a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in other jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product must obtain pricing and/or reimbursement approvals before it can be sold in those jurisdictions.

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

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling, and recordkeeping, including the potential requirements to implement a REMS program (which is a requirement for FDA’s approval of  CARVYKTI™) or to conduct costly post- marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive regulatory requirements of the FDA, the NMPA, the European Commission, the EMA, the PMDA and other regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP and other comparable regulations and standards, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We or our suppliers could be subject to periodic unannounced inspections by the FDA, the NMPA, the EMA, the PMDA or other regulatory authorities to monitor and ensure compliance with cGMP.

Accordingly, we and our suppliers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post- approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability.

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

We are exposed to the risk of employee fraud or other misconduct or failure to comply with applicable regulatory requirements. Misconduct by employees and independent contractors, such as principal investigators, consultants, commercial partners, and vendors, could include failures to comply with regulations of the FDA, the NMPA, the EMA, the PMDA and other comparable regulatory authorities, to provide accurate information to such regulators, to comply with manufacturing standards we have established, to comply with healthcare fraud and abuse laws, to report financial information or data accurately or to disclose unauthorized activities to us. In particular, sales, marketing and other business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of business activities, including, but not limited to, research, manufacturing, distribution, pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee and independent contractor misconduct could also involve the improper use of individually identifiable information, including, without limitation, information obtained in the course of clinical trials, which could result in regulatory, civil, administrative and criminal sanctions and serious harm to our reputation.

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

•

HIPAA, which contains federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program, obtaining, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, knowingly and willfully embezzling, stealing, or otherwise without authority converting to the use of any person other than the rightful owner, or intentionally misapplying any of the moneys, funds, securities, premiums, credits, property, or other assets of a healthcare benefit program, willfully preventing, obstructing, misleading, delaying or attempting to prevent, obstruct, mislead, or delay the communication of information or records relating to a violation of a federal healthcare offense to a criminal investigator and in any matter involving a healthcare benefit program, knowingly and willfully falsifying, concealing or covering up by any trick, scheme, or device a material fact or making any materially false, fictitious, or fraudulent statements or representations, or making or using any materially false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry, in connection with the delivery of, or payment for, healthcare benefits, items or services;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Additionally, HITECH, among other changes, also established four new tiers of civil monetary penalties; amends HIPAA to make business associates of covered entities directly liable for compliance with certain requirements of the federal HIPAA laws and gave state attorneys general new authority to bring civil actions for damages or injunctions on behalf of state residents in the appropriate district court of the United States for violations of the federal HIPAA laws and in the case of any successful action, the court, in its discretion, may award the costs of the action and reasonable attorney fees to the State;

•	the U.S. federal Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;
•

the U.S. federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the ACA, and its implementing regulations, created annual reporting requirements for certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions), to report information related for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and effective January 1, 2022, these reporting obligations extend to include information related to payments and other transfers of value provided in the previous year to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives; and

•

analogous state laws and regulations and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or to adopt compliance programs as prescribed by state laws and regulations, or that otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

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

Because of the breadth of these laws and the narrowness of their exceptions and safe harbors, it is possible that our business activities can be subject to challenge under one or more of such laws. The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. Federal and state enforcement bodies have increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry.

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

There has been heightened governmental scrutiny in the United States, China, the European Union, Japan and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, Congressional leadership has each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Outside of the United States, particularly in countries within the European Union, the pricing and reimbursement of certain pharmaceuticals is subject to governmental control. In these countries, pricing and reimbursement negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.

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

For example, the ACA was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. H.R. 1: An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018, or the Tax Cuts and Jobs Act of 2017, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Additionally, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax.

It is also unclear how litigation and other efforts to repeal and replace the ACA will impact the ACA in the future.

In addition, other federal health reform measures have been proposed and adopted in the United States that may impact reimbursement by Medicare or other government healthcare programs. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year through 2030, with the exception of a temporary suspension of certain mandatory Medicare claim payment reductions until March 31, 2022, unless additional Congressional action is taken. While the Act to Prevent Across- the- Board Direct Spending Cuts and for Other Purposes (April 14, 2021) and the Protecting Medicare and American Farmers from Sequester Cuts Act (December 10, 2021) extended this temporary suspension date, and, under the Statutory Pay-As-You-Go Act of 2010, per the analysis of the Congressional Budget Office, could trigger reductions in Medicare spending of up to four (4) percentage points. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment, which would have significantly cut payment for participating Medicare clinicians, and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models, or APMs, and the Merit-based Incentive Payment System, or MIPS. Under both APMs and MIPS, performance data collected each performance year will affect Medicare payments in later years, including potentially reducing payments. Additionally, the Centers for Medicare and Medicaid Services’ (CMS) FY 2022 Budget Justification request to Congress indicates a greater focus on provider audits, including a doubling of CMS’s medical review budget, which means providers will have additional pressures to costs to respond to these audits and potentially, lengthy denial appeals.  Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payors, or private payors may independently reduce reimbursement under their health plans.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. As part of the Trump

Administration’s plans to address drug prices, the FDA released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. On November 23, 2020, a trio of industry groups sued HHS and FDA, seeking to enjoin the final rule, and a few days later, Canada passed an interim order banning the export of certain drugs from Canada. In May 2021, the government filed a motion to dismiss the lawsuit for lack of subject matter jurisdiction, and alternatively, for failure to state a claim.

Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. HHS was sued over the rule, which was challenged as arbitrary and capricious under the Administrative Procedure Act. Implementation of the rebate rule has been delayed to January 2023, pursuant to the litigation. It is unclear whether OIG will ultimately withdraw or modify the rebate rule prior to the January 2023 effective date. The likelihood of implementation of, or willingness to defend, any of the other reform initiatives is uncertain.

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

We cannot predict the likelihood, nature, or extent of health reform initiatives that may arise from future legislation or administrative action. The combination of healthcare cost containment measures, increased health insurance costs, reduction of the number of people with health insurance coverage, as well as future legislation and regulations focused on reducing healthcare costs by reducing the cost of or reimbursement and access to pharmaceutical products, may limit or delay our ability to generate revenue, attain profitability, or commercialize our products. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

On October 17, 2020, the SCNPC promulgated the Biosecurity Law of the PRC which will become effective from April 15, 2021. The new law, among other things, restates relevant approval or pre-registration requirements of HGR collection, preservation, utilization and external provision, as provided in the HGR Regulation. Moreover, the promulgation of the new law, which takes the form of national law, further demonstrates the commitments of protecting China HGR and safeguarding state biosecurity by the PRC government.

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

We may be adversely affected by an ongoing investigation involving our majority shareholder and our former chief executive officer and Chairman. Although we and Genscript have conducted targeted internal reviews relating to the investigation, Genscript has not conducted a comprehensive internal review of all transactions it handled on behalf of us prior to our initial public offering and there can be no assurance that the investigation will not involve us or that the Authority or other governmental authority will not pursue criminal or civil remedies against us or our directors, officers or employees in the future, including sanctions, monetary penalties and regulatory actions, which could adversely affect us.

Our majority shareholder, Genscript, and Dr. Fangliang Zhang, our former chairman and chief executive officer, and the former chairman and chief executive officer of Genscript, are currently under investigation by the Customs Anti-Smuggling Department of Zhenjiang, or the Authority, in the PRC. The Authority’s inspection included places of business in Nanjing and Zhenjiang, China, of Genscript, and certain of its subsidiaries, including our location in Nanjing. The inspections are in connection with what we believe to be an investigation relating to suspected violations of import and export regulations under the laws of the PRC, which has, to date, focused on Genscript’s import and export activity preceding our initial public offering in June 2020, at which time we were a subsidiary of Genscript and Dr. Zhang was chairman and chief executive officer of Genscript. Following a period of residential surveillance and arrest by PRC law enforcement, Dr. Zhang was released on bail by the Authority on February 9, 2021. Two Genscript employees had also been placed under arrest. Five of our employees have been questioned by the PRC authorities about their prior roles at Genscript. One of these five employees, who was previously a Genscript employee, was briefly detained and this employee is currently released on bail. In May 2021, Dr. Zhang and the four employees of Genscript, along with two PRC subsidiaries of Genscript, were notified by the Authority that the investigation was complete, and that their respective matter had been handed over to the Zhenjiang Municipal People’s Procuratorate, or the Procuratorate, for examination and possible prosecution. In July 2021, the Procuratorate returned the case to the Authority for supplementary investigation. As of the date of this Annual Report on Form 20-F, the supplementary investigation is completed and the Authority has handed the case back to the Procuratorate. Whether or when the Procuratorate will pursue pressing any charges against Genscript, Dr. Zhang or Genscript employees remains unknown to us. To the best of our knowledge, no charges have been filed to date against Dr.  Zhang, Genscript or us and the Authority has not notified us that we are a target of the Authority’s investigation.

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

While no charges have been filed against us or any of our officers or directors, and we understand that we are not a target of the Authority’s investigation at this time, we believe that the investigation has had an adverse impact on the price of our ADSs and ordinary shares, and could continue to have such an adverse impact, particularly if charges are brought against Genscript or Dr. Zhang or, if PRC authorities seek to impose restrictions on Genscript’s or our activities, or if the Authority decides to investigate us, our officers, employees or directors in the context of its investigation of Genscript and Dr. Zhang or otherwise, or if any of our or Genscript’s executive officers are subjected to residential surveillance, detention, arrest, charges or imprisonment. As of December 31, 2021, (i) Dr. Zhang beneficially owns, indirectly through Genscript Corporation, 15.5% of the issued and outstanding shares of Genscript, comprised of 14.09% held directly by Genscript Corportion and 1.41% held through his trust, (ii) Genscript, in turn, beneficially owns 56.6% of our ordinary shares, and (iii) two out of seven of the members of our board of directors are employees of Genscript.

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

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs affecting certain products manufactured in China. In March 2018, U.S. President Donald J. Trump announced the imposition of tariffs on steel and aluminum entering the United States and in June 2018 announced further tariffs targeting goods imported from China. Recently both China and the United States have each imposed tariffs indicating the potential for further trade barriers. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. As we commence with commercialization of drug candidates, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our drug products, the competitive position of our drug products, the hiring of scientists and other research and development personnel, and import or export of raw materials in relation to drug development, or prevent us from selling our drug products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.

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

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of our ADSs.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have in the future. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service -related foreign exchange transactions, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than RMB owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB.

In light of the recent flood of capital outflows of China due to the weakening of RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of the ADSs.

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

Failure to comply with PRC regulations regarding the registration or filing requirements for employee stock ownership plans or share option plans may subject the plan participants or us to fines and other legal or administrative sanctions.

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

Therefore, we cannot assure you that any required registration under SAFE registrations will be completed in a timely manner, or at all. If we or our PRC resident participants fail to comply with these regulations, we and/or our PRC resident participants may be subject to fines and legal sanctions. Furthermore, failure to complete the SAFE registrations may limit our PRC resident participants’ ability to make payment under our share incentive plan or receive dividends or sales proceeds related thereto, or limit our ability to contribute additional capital into our wholly-foreign owned enterprises in China and limit our wholly-foreign owned enterprises’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional share incentive plans for our directors and employees under PRC laws.

In addition, the State Taxation Administration issued the Notice on Several Measures for Further Deepening the Reform of “Simplifying Administration and Decentralizing Powers, Combining Decentralization with Appropriate Control, and Optimizing Services” and Cultivating and Stimulating the Vitality of Market Participants, or the Notice, in October 2021, which requires that any enterprise implementing any equity (stock) incentive plan submit a Report Form of Equity Incentives and other materials to the competent tax authority within 15 days of the next month after deciding to implement equity incentives or before the end of 2021 for equity incentive plans that have been implemented but not yet completed, including domestic enterprises that provide equity incentives for employees with equity of overseas enterprises. However, as the Notice is newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice. Therefore, we cannot assure you that any required registration or filing under the Notice or other regulations will be completed in a timely manner, or at all. If we or our participants fail to comply with these regulations, we and/or our participants may be subject to fines and other legal sanctions.

The approval of the China Securities Regulatory Commission or other governmental authority may be required.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, requires offshore SPVs formed for the purpose of an overseas listing and controlled by PRC companies or individuals, to obtain the CSRC approval prior to listing their securities on an overseas stock exchange. The application of this regulation remains unclear. Our PRC legal counsel has advised us that, based on their understanding of the current PRC laws, the CSRC approval was not required under the M&A Rules in the context of our initial public offering because the ownership structure of our PRC subsidiaries was established by direct investment instead of through acquisition of equity interests or assets of any PRC domestic company by foreign entities as defined under the M&A Rules.

However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel. Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the supervision on overseas listings by China-based companies and provided that the special provisions of the State Council on overseas issuance and listing of shares by those companies limited by shares will be revised. There are still uncertainties regarding the interpretation and implementation of these Opinions, and further explanations or detailed rules and regulations with respect to these Opinions may be issued in the future which could impose additional requirements on us.

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

The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board , or the PCAOB and, as such, our investors are deprived of the benefits of such inspection. The Holding Foreign Companies Accountable Act, or the HFCA Act, and other legislative and regulatory developments related to political tensions between the United States and China may have a material adverse impact on our continued listing and trading in the U.S. and the trading prices of our ADSs.

As an auditor of U.S. publicly traded companies and a PCAOB-registered accounting firm, the independent registered public accounting firm that issued the audit report included in this Annual Report is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB.

PCAOB inspections are able to identify deficiencies in the inspected firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections of our auditor.

The inability of the PCAOB to conduct an inspection of our auditor makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Accordingly, investors may have a lower level of confidence in our reported financial information and procedures and the quality of our financial statements than if our auditor were subject to PCAOB inspections.

Further, U.S. legislators and regulators have in recent years voiced concerns about risks associated with investing in companies that are based in or have substantial operations in emerging markets, including China. In particular, lawmakers have highlighted the increased risks associated with companies whose independent auditors are unable to be inspected by the PCAOB. As part of this continued focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, the U.S. president signed the HFCA Act into law. On December 2, 2021, the SEC adopted final rules implementing the HFCA Act.

The HFCA Act requires the SEC to identify and maintain a list of U.S. listed companies whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of restrictions imposed by the authorities in a foreign jurisdiction. The HFCA Act also requires  SEC-identified public companies to (i) submit documentation establishing that the company is not owned or controlled by a governmental entity in the jurisdiction that restricts PCAOB inspections and (ii)  make certain additional disclosures in their SEC filings regarding, among other things, the fact that the PCAOB is unable to inspect its audit firm, the percentage of the company’s shares owned by governmental entities in such foreign jurisdiction, whether governmental entities in such foreign jurisdiction have a controlling financial interest with respect to the company, the name of any Chinese Communist Party members on the company’s board of directors, and whether there are any charters of the Chinese Communist Party included in the company’s organizational documents (including the text of any such charter). For issuers remaining on the SEC-identified companies list for three consecutive years, the securities of such company would be prohibited from trading on a U.S. national securities exchange, such as The Nasdaq Global Select Market, or in U.S. over-the-counter markets. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our ADSs could be prohibited from trading on a U.S. national securities exchange, such as The Nasdaq Global Select Market, or in U.S. over-the-counter markets as early as 2023.

The SEC is currently identifying issuers based on annual reports filed in 2022 for the fiscal year ended December 31, 2021. Because this Annual Report includes an audit report issued by our auditor, it is expected that Legend Biotech will be an SEC-identified company in fiscal year 2022, and will be required to comply with the SEC’s submission and disclosure requirements for Legend Biotech’s Annual Report for the fiscal year ending December 31, 2022. Legend Biotech is evaluating potential responses to the HFCA Act, including the possibility of changing its principal auditor to a firm that can be inspected by the PCAOB. Such evaluation is ongoing and until a definitive response is identified and implemented, Legend Biotech’s inclusion as an SEC-identified company could cause investor uncertainty and the market price of its ADSs could be materially adversely affected. If Legend Biotech is unable to meet PCAOB inspection requirements in a timely manner, it could be delisted. If Legend Biotech’s ADSs or underlying ordinary shares are unable to be listed on another securities exchange by then, such a delisting would substantially impair the ability of the holders of ADSs to sell or purchase their ADSs when they wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of Legend Biotech’s ADSs. In addition, any actions that Legend Biotech takes in response to the HFCA Act and compliance with the requirements of the HFCA Act for so long as Legend Biotech remains an SEC-identified company may require Legend Biotech to incur additional legal, accounting and other expenses, which may be significant.

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

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law grants foreign invested entities the same treatment as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” published by the State Council. We are a Cayman Islands company and our PRC subsidiaries, Nanjing Legend Biotech Co., Ltd., or Legend Nanjing, and Hainan Chuanji Biotech Co., Ltd., or Legend Hainan, are currently considered to be foreign invested entities. Legend Hainan was established in October, 2021. As of the date of this Annual Report on Form 20-F, Legend Hainan is not engaged in substantive business operations in the PRC.

The latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), which was promulgated by the MOFCOM and the NDRC, became effective on January 1, 2020.The Negative List provides that foreign investment is prohibited in the development and application of human stem cell or gene diagnostic and therapeutic technologies.

As of the date of Annual Report on Form 20-F, there has been no official interpretation of the scope of “human stem cell or gene diagnostic and therapeutic technologies” specified in the Negative List and the application of this regulation remains unclear. The Encouraged Industry Catalogue for Foreign Investment (2020), or the 2020 Encouraged Industry Catalogue, which was promulgated by the MOFCOM and the NDRC, became effective on January 27, 2021, provides that foreign investment is encouraged in the development and production of cell therapy drugs except in areas where foreign investment is prohibited. Further, the Technical Guidelines for Clinical Trials of Immune cell Therapy Products (Trial), or Technical Guidelines for Clinical Trials, which was published by the Center for Drug Evaluation of National Medical Products Administration, or the CDE, on February 10, 2021, provides that CAR-T, as a kind of immune cell therapy products, has the nature of gene therapy products. The Technical Guidelines for Clinical Trials was issued for sponsors’ references, and is not compulsory or to identify the regulatory nature or classification of immune cell therapy products, and is subject to modifications and improvements from time to time. On December 3, 2021, the CDE published the Technical Guidelines for Non-clinical Research and Evaluation of Gene Therapy Products (Trial), or the Technical Guidelines for Gene Therapy Products, and Technical Guidelines for Non-clinical Research of Gene Modified Cell Therapy Products (Trial), or the Technical Guidelines for Gene Modified Cell Therapy Products, which became effective as of the date of promulgation. The Technical Guidelines for Gene Therapy Products provides that it is applicable to gene therapy products other than genetically modified cells therapy products, and genetically modified cells therapy products, such as CAR-T cell therapy products, shall refer to the Technical Guidelines for Gene Modified Cell Therapy Products, which was formulated according to the Technical Guidelines for the Research and Evaluation of Cell Therapy Products (Trial).

Legend Nanjing is engaged in the research and development of CAR-T cell therapies. We believe the CAR-T  cell therapies, as they are currently being researched and developed by Legend Nanjing, do not involve the use of human stem cells or genetic diagnosis and treatment, and as such should not fall into the category of “human stem cell or gene diagnostic and therapeutic technologies” under the negative list. Moreover, relevant governmental authorities also confirmed the research and development of CAR-T cell therapies currently engaged in by Legend Nanjing complies with the requirements of foreign investment industrial policies. We have been advised by our PRC legal counsel, JunHe LLP, that Legend Nanjing has complied with PRC laws and regulations in all material respects for, and obtained all material governmental approvals and permits from PRC regulatory agencies for, the research and development of CAR-T cell therapies. However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to our view and the opinion of our PRC legal counsel above. If our CAR-T cell therapies or other technologies that are being researched and developed by Legend Nanjing are deemed by relevant PRC regulatory agencies as falling into the category of “human stem cell or gene diagnostic and therapeutic technologies” under the negative list, Legend Nanjing would be prohibited from engaging in the research or development of such CAR-T cell therapies or other technologies. In that event, we may have to stop investing in Legend Nanjing or consider restructuring Legend Nanjing as a PRC domestic entity and our variable interest entity. Legend Nanjing may also have to forfeit its income derived from the research and development of such technologies. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

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

The market price of our ADSs and our business may be significantly affected by the U.S. Department of Commerce’s Entity List.

On December 16, 2021, the U.S. Department of Commerce’s Bureau of Industry and Security, or the BIS, issued a final rule adding 37 entities under 40 entries to its Entity List, which contains a list of names of certain foreign persons (including businesses, research institutions, government and private organizations, individuals, and other types of legal persons) that are subject to specific license requirements for the export, re-export and/or transfer of specified items. According to a press release issued by the U.S. Department of Commerce on December 16, 2021, the BIS’s actions were taken, in part, “to address the ongoing threats to U.S. national security and foreign policy presented by the People’s Republic of China (PRC)’s efforts to develop and deploy biotechnology and other technologies for military applications and human rights abuses.” Of the 40 entries that were added to the Entity List pursuant to the BIS’s final rule, 34 are located in the PRC, and of such entries, 12 are biotechnology entities (i.e., one biotechnology entity together with 11 of its research institutes). Although we believe that we do not engage in any activity that the BIS’s actions seek to address, there can be no assurance that we will not, in the future, be added to the Entity List.

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

As of March 1, 2022, Genscript controls a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as we remain a “controlled company,” we may elect not to comply with certain corporate governance requirements, including the requirements:

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

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, commercialization efforts, expanded research and development activities and costs associated with operating a public company. Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through any or a combination of securities offerings, debt financings, collaboration and license agreements and research grants. If we raise capital through securities offerings, such sales may also result in material dilution to our existing shareholders, and new investors could gain rights, preferences and privileges senior to the holders of our ADSs or ordinary shares.

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

The trading price of our ADSs has been and may continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:

•	the Commercialization of CARVYKTI™;
•	the commencement, enrollment or results of our planned and future clinical trials;
•	positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;
•	the loss of any of our key scientific or management personnel;
•	the investigation by the Authority into Genscript and Dr. Zhang;
•	regulatory or legal developments in the United States, China and other countries;

•	the success of competitive products or technologies;
•	adverse actions taken by regulatory agencies with respect to our clinical trials or manufacturers;
•	changes or developments in laws or regulations applicable to our product candidates and preclinical program;
•	changes in the structure of healthcare payment systems;
•	changes to our relationships with collaborators, manufacturers or suppliers;
•	concerns regarding the safety of our product candidates or CAR-T cells in general;
•	announcements concerning our competitors or the pharmaceutical industry in general;
•	actual or anticipated fluctuations in our operating results;
•	changes in financial estimates or recommendations by securities analysts;
•	potential acquisitions, financing, collaborations or other corporate transactions;
•	the results of our efforts to discover, develop, acquire or in-license additional product candidates;
•	the trading volume of our ADSs on Nasdaq;
•	sales of our ADSs or ordinary shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;
•	general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or China;
•	stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;
•	investors’ general perception of us and our business; and
•	other events and factors, many of which are beyond our control.

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

Additionally, certain holders of ordinary shares, or their transferees, have rights, subject to some conditions, to require us to file (or, if filed, keep in effect) one or more registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other shareholders. Once the resale of these shares is registered, they can be freely sold in the public market. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.

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

Because we do not anticipate paying any cash dividends on our ADSs or ordinary shares in the foreseeable future, capital appreciation, if any, will be the sole source of gains for holders of our ADSs and ordinary shares, and these holders may never receive a return on their investment.

We have never declared or paid a dividend on our ordinary shares in the past, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. Therefore, holders of our ordinary shares and ADSs should not rely on an investment in these securities to provide dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or out of the credit standing in our company’s share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may, subject to our memorandum and articles of association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. As a result, capital appreciation, if any, on our ADSs and ordinary shares will be the sole source of gains for the foreseeable future for the holders of these securities. These factors could harm the value of our ADSs.

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

federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares or ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares or ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sales of our shares or ADSs.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our initial public offering, follow-on offerings, and other fundraising activities in our business. Based on our operating history and the composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ending December 31, 2021. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will or will not be considered a PFIC in any taxable year, including the current taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending December 31, 2021, and also expresses no opinion with regard to our expectations regarding our PFIC status for the current or future taxable years.

The tax consequences that would apply if we are classified as a PFIC would also be different from those described above if a U.S. shareholder were able to make a valid qualified electing fund, or QEF, election. At this time, we do not expect to provide U.S. shareholders with the information necessary for a U.S. shareholder to make a QEF election. Prospective investors should assume that a QEF election will not be available.

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

The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as tax policy initiatives and reforms related to Base Erosion and Profit Shifting Project of the Organisation for Economic Co-operation and Development, or the OECD, Shifting, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. The OECD has published a package of measures for reform as a product of the Base Erosion and Profit Shifting Project, which include the reallocation of global profits of large multinational companies to market jurisdictions based on customer location as well as the introduction of a global minimum tax. Many of the package’s proposed measures require amendments to the domestic tax legislation of various jurisdictions. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

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

ITEM 4. INFORMATION ON THE COMPANY

A.  History and Development of the Company

Our legal name is Legend Biotech Corporation and our commercial name is Legend Biotech.  Our company was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Act of the Cayman Islands. Our principal executive offices are located at 2101 Cottontail Lane, Somerset, NJ 08873, and our phone number is (737) 317-5050. The registered office address of the Company is PO Box 10240, Harbour Place, 103 South Church Street, George Town, Grant Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Ying Huang, Ph.D., Chief Executive Officer, Legend Biotech Corporation, 2101 Cottontail Lane, Somerset, New Jersey 08873.

Our capital expenditures for the years ended December 31, 2021, 2020, and 2019 amounted to $47.7 million, $52.6 million, and $46.8 million, respectively. These expenditures primarily consisted of property, plant and equipment and intangible assets. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2021 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in the United States and China, where our principal research and development facilities are currently located.

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

B.  Business Overview

We are primarily a global, clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 1,000 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel, or cilta-cel (referred to as LCAR- B38M for purposes of our LEGEND-2 trial), is a chimeric antigen receptor, or CAR, T cell therapy we are jointly developing with our strategic partner, Janssen Biotech, Inc., or Janssen, for the treatment of multiple myeloma, or MM. Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in relapsed and refractory multiple myeloma, or RRMM, patients with a manageable safety profile.

On February 28, 2022, cilta-cel was approved by FDA under the trademark CARVYKTI™ for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody.  We have established a sales, marketing and operational infrastructure to support the launch of CARVYKTI™ in the United States.

Cilta-cel has been granted breakthrough therapy designation by the FDA, Priority Medicines, or PRIME, designation, enabling accelerated assessment, by the EMA, and breakthrough therapy designation by the CDE. In January 2021, the Committee for Medicinal Products for Human Use, or CHMP, of the EMA accepted a request for an accelerated assessment of the marketing authorization application, or MAA. Orphan Drug Designation has been granted for cilta-cel by the FDA, the European Commission, Japan Ministry of Health, Labour and Welfare, Switzerland Swissmedic, and South Korea Ministry of Food and Drug Safety. Submission of cilta-cel’s MAA to the EMA for the treatment of RRMM was completed in April 2021.

On December 13, 2021, we announced new and updated results from the CARTITUDE clinical development program studying cilta-cel in the treatment of multiple myeloma, which were presented at the 63rd American Society of Hematology Annual Meeting and Exposition.

In our Phase 1b/2 CARTITUDE-1 trial, longer-term results in 97 patients with RRMM continued to show a high overall response rate, or ORR, of 98 percent. After 21.7 months of follow-up, 83 percent of patients treated with cilta-cel achieved a stringent complete response, or sCR, which was higher than the 67 percent sCR rate reported at a median of approximately 1 year of follow up. Further, 95 percent of patients achieved a very good partial response, or VGPR, or better. Median progression-free survival, or PFS, and median overall survival, or OS, have not been reached, but the 2-year PFS rate was 61 percent and the 2-year OS rate was 74 percent. Of the 61 patients evaluable for minimal residual disease, or MRD, 92 percent were MRD-negative at the 10-5 cutoff threshold. The two-year PFS rates in patients with sustained MRD negativity for at least 6 and 12 months were 91 percent and 100 percent, respectively. The longer-term data showed no new safety signals and there were no new events of cilta-cel-related neurotoxicity or movement and neurocognitive treatment emergent adverse events reported since the median approximate 1 year follow-up.

We also presented new results from our Phase 2 multicohort CARTITUDE-2 trial, which is evaluating cilta-cel safety and efficacy in various clinical settings for patients with multiple myeloma. Updated data from Cohort A of the trial examined the efficacy and safety of cilta-cel in 20 patients with progressive multiple myeloma after 1-3 prior lines of therapy and who are lenalidomide-refractory. At a longer median follow-up of 14.3 months, patients experienced early and deep responses with a manageable safety profile consistent with the CARTITUDE-1 trial. ORR was 95 percent, which included 85 percent of patients achieving CR or better and 90 percent achieving VGPR or better. The median time to first response was one month and the median time to best response was 2.6 months. The 6-month and 12-month PFS rates were 95 percent and 84 percent, respectively.

The first data from Cohort B of the CARTITUDE-2 trial was also presented. Cohort B included 19 patients who were in early relapse after initial therapy that included a proteasome inhibitor, or PI, and immunomodulatory drug, or IMiD. Data showed early and deep responses with a manageable safety profile. At a median follow-up of 10.6 months, ORR was 95 percent, which included 79 percent of patients achieving CR or better and 90 percent of patients achieving VGPR or better. The median time to first response was one month and the median time to best response was 2.5 months. The 6-month and 12-month PFS rates were 90 percent and 84 percent, respectively.

The safety profile seen in CARTITUDE-2 Cohorts A and B were consistent with data previously reported from CARTITUDE-1. CRS occurred in 95 percent of patients in Cohort A and 84 percent of patients in Cohort B, which were mostly grades 1/2 with median time to onset of 7 to 8 days and median duration of approximately 4 days.

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

Our lead product, cilta-cel, is an autologous CAR-T cell therapy that targets the B-cell maturation antigen, or BCMA, which is a highly expressed protein in a number of hematologic malignancies including MM. Autologous cells refer to the patient’s own cells. Following FDA’s approval of CARVYKTI™, we are continuing to develop cilta-cel for potential further improvements in the treatment of MM. MM is a highly aggressive disease representing approximately 10 percent of all hematologic malignancies and 20 percent of deaths of hematologic malignancies worldwide. In 2020, the American Cancer Society projects that 32,270 new cases of MM and 12,830 deaths will occur in the United States. Worldwide, there were an estimated 159,985 new cases of MM in 2018. Existing therapies include monoclonal antibodies, proteasome inhibitors and immunomodulatory agents, which generated aggregate sales of approximately $18 billion in 2018. Nevertheless, MM remains incurable and patients eventually relapse and become refractory to treatment. For example, mOS in patients who have received at least three prior lines of therapy and are refractory to both an immunomodulatory drug and a proteasome inhibitor is only 13 months. The reported ORR for approved therapies for the population of heavily pre-treated and refractory patients with MM is 30% or less. Therefore, we believe there is a high unmet need for a therapy that provides an improved efficacy profile for a prolonged period of time.

We believe that cilta-cel has the potential to transform the treatment of MM. Following the results from our Phase 1 clinical trial in China, which we refer to as LEGEND-2, we are conducting a Phase 2 registrational trial of cilta-cel in RRMM patients in China, which we refer to as CARTIFAN-1 in support of our planned submission in China. Based on feedback from China’s Center for Drug Evaluation, or CDE, we intend to provide data from more Chinese patients receiving cilta-cel in order to support the submission. We’re continuing to work with CDE in preparation for the submission.  Further, we continue to conduct long-term follow-up activities for our CARTITUDE-1 Phase 1b/2 registrational trial of cilta-cel in RRMM patients in the United States and Japan.

In conjunction with our collaboration partner Janssen, we submitted a cilta-cel MAA to the EMA in April 2021 and an NDA to the PMDA in December 2021. We extended the timeline for the submission of cilta-cel NDA to CDE in China. Based on feedback from CDE, we intend to provide data from more Chinese patients receiving cilta-cel as manufactured through the current process in order to support the application.

In addition to the trials we are conducting to support our initial regulatory submissions, we are conducting multiple clinical trials to evaluate cilta-cel as an earlier line of therapy for MM. In November 2019, we and our strategic partner Janssen began enrolling an aggregate of approximately 160 patients in a Phase 2 multicohort trial of cilta-cel in the United States, Europe and Israel, which we refer to as CARTITUDE-2, in patients with MM in various clinical settings such as in early relapse patients or as a front-line therapy. Based on those results, we intend to explore expanding our investigation in those patient populations to potentially support regulatory approval submissions upon the agreement of regulatory agencies. In addition, the Phase 3 CARTITUDE-4 clinical trial, which includes approximately 400 patients in the United States, Europe, Australia, Japan and Israel, completed enrollment during October 2021. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in Revlimid- refractory MM.   Furthermore, we initiated the Phase 3 CARTITUDE-5 clinical trial during August 2021, targeting enrollment at approximately 650 patients, including sites in the United States, Europe, Canada, Australia, Korea and Japan. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in newly diagnosed MM patients for whom hematopoietic stem cell transplant is not planned as an initial therapy.

We have established a global collaboration with Janssen for cilta-cel, pursuant to which we share equally the development, production and commercialization costs and profits or losses in all areas other than mainland China, Hong Kong, Macau and Taiwan, or Greater China, where we assume 70 percent of development, production and commercialization costs and retain or bear 70 percent of pre-tax profits or losses. We received an upfront payment of $350.0 million from Janssen in 2018, an additional $200.0 million in milestone payments through December 31, 2021, and a further $50.0 million in milestone payments from December 31, 2021 to the date of this Annual Report.

In addition to cilta-cel, we have a broad portfolio of earlier-stage autologous product candidates targeting various cancers, including, gastric cancer, and T cell Lymphoma, or TCL, both of which are currently in investigator-initiated Phase 1 clinical trials, or IITs, in China. TCL is also in a phase 1 clinical trial under an IND in the United States. In addition, we are developing CAR-T product candidates targeting CD20/CD22/CD19 for the treatment of Non-Hodgkins Lymphoma, or NHL, diffuse large B-cell lymphoma, or DLBCL, and acute lymphoblastic leukemia, or ALL.  We also have several allogeneic platforms under development targeting BCMA for the treatment of multiple myeloma, or MM. Allogeneic cells are cells from a donor. Furthermore, we have several product candidates in early preclinical for the treatment of solid tumors as well as infectious diseases. Our pipeline of product candidates is summarized in the table below.

*In collaboration with Janssen. †Phase 1 IIT in China.  ‡Multiple allogeneic platforms under development.

BCMA = B-cell maturation antigen; HCC = hepatocellular carcinoma; NSCLC = non-small cell lung cancer; GPC3 = Glypican-3; SCLC = small cell lung cancer; DLL3 = delta-like ligand 3; HIV = human immunodeficiency virus.

We are led by Ying Huang, Ph.D., our Chief Executive Officer, Chief Financial Officer and a member of our Board of Directors, who was most recently a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc., and earlier in his career, he was a Principal Scientist at Schering-Plough (now Merck), and also Lori Macomber, our Vice President, Finance. We have assembled a team with broad experience in biopharmaceutical drug discovery, development and commercialization.

Our Strategy

Our goal is to become a worldwide leader for CAR-T and related cell therapies in treating hematologic malignancies, solid tumors and infectious diseases. Our strategy to achieve this goal is as follows:

•

Advance cilta-cel through registrational trials and obtain approval for the treatment of RRMM globally. We believe we have demonstrated that cilta-cel can deliver deep and durable anti-tumor responses, resulting in increased survival in RRMM patients. On February 28, 2022, cilta-cel was approved by FDA under the trademark CARVYKTI™ for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. We also plan to seek regulatory approval of cilta-cel in other key geographies, including in Europe, China and Japan. Furthermore, we intend to aggressively pursue clinical development of cilta-cel in MM including in earlier-stage patients and potentially as front-line therapy.

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

•

Maintain and expand our global leadership in the cell therapy field. We believe we are a leading company in the cell therapy field, and we intend to continue to expand our global presence in order to provide access to our products, if approved, to patients around the world. We plan to continue to recruit leading talent across regions to be able to leverage our efficient and cost-effective clinical development strategy in China and to expand our suite of technologies that we believe enables us to take a systematic approach to rapidly developing improved cell therapies. We are conducting clinical pivotal trials for cilta-cel designed to support regulatory approvals in the major markets of Europe, China and Japan. We also intend to establish a global commercial team to support all aspects of our product sales including market access, healthcare provider education, hospital certification, reimbursement, manufacturing and patient and provider support.

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

We are one of the most advanced companies in developing CAR-T cell therapies in China, having received clearance for the first CAR-T cell therapy IND application by the NMPA. We are also the first to conduct a registrational CAR-T clinical trial in China. We have built a strong, global research team of over 370 researchers who identify potential cellular targets and create and assess a broad portfolio of product candidates. Establishing this expertise has attracted the leading investigators and partners within China.

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

Clinical- and Commercial-Stage Manufacturing Expertise

We have assembled a clinical, manufacturing and commercial, or CMC, team with extensive CAR-T process development and commercialization experience, many of who have direct experience with commercial launch and manufacturing supply of marketed CAR-T products. We have current good manufacturing practices, or cGMP, compliant manufacturing facilities in the United States and China that supply the clinical material for our trials. These facilities have been designed for rapid scale-up, and we intend to source our global commercial supply and distribution from these facilities, if any of our product candidates are approved. We are also in the process of establishing a European manufacturing site for future supply.

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

In collaboration with Janssen, we are currently conducting a Phase 2 trial of cilta-cel in RRMM patients in China (CARTIFAN-1) and a Phase 1b/2 trial in RRMM patients in the United States and Japan (CARTITUDE-1). The CARTITUDE-1 Phase 1b/2 registrational trial has completed enrollment. For the Phase 1b portion of the CARTITUDE-1 trial, the primary endpoint was to characterize safety and establish the dose and, for the Phase 2 portion, the primary endpoint was to evaluate efficacy by ORR. Secondary endpoints included efficacy, duration of and timing to response, progression-free survival, overall survival, pharmacokinetic and pharmacodynamic markers, and presence of anti-JNJ-4528 antibodies. In the United States, 97 patients were treated with cilta-cel in the combined Phase 1b/2 CARTITUDE-1 trial. At a median follow-up of 21.7 months (data as of July 22, 2021), the overall response rate was 98% which deepened over time highlighted by a stringent complete response (sCR) rate of 83%. The median time to first response was 1 month and the median time to best response was 2.6 months.  The median duration of response (mDOR), median progression free survival (mPFS) and median overall survival (mOS) were not reached with a 2-year PFS rate of 61%. The most common hematologic adverse events observed were neutropenia (81%), thrombocytopenia (79%), leukopenia (62%) and lymphopenia (53%).  With respect to adverse events of special interest, cytokine release syndrome (CRS) of any grade occurred in 95% of patients and neurotoxicity of any grade (including movement and neurocognitive adverse events) occurred in 21% of patients.  Cilta-cel has a manageable safety profile with no new safety signals observed with longer follow-up.

Cilta-cel has been granted breakthrough therapy designation by the FDA, PRIME designation, enabling accelerated assessment, by the EMA, and breakthrough therapy designation by CDE. In January 2021, the CHMP also accepted a request for an accelerated assessment of the MAA. Orphan drug designation has been granted for cilta-cel by the FDA, the European Commission, Japan Ministry of Health, Labour and Welfare, Switzerland Swissmedic, and South Korea Ministry of Food and Drug Safety. A rolling submission of the cilta-cel BLA to the FDA was initiated in December 2020 and completed in March 2021. A cilta-cel MAA was submitted to the EMA in April of 2021 and a NDA was submitted to PMDA in December 2021 for the treatment of RRMM. We extended the timeline for the submission of the cilta-cel NDA to the CDE in China. Based on feedback from the CDE, we intend to provide data from more Chinese patients receiving cilta-cel as manufactured through the current process in order to support the application.

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

In 2017, we entered into a global collaboration with Janssen for cilta-cel, pursuant to which we share equally the development, production and commercialization costs and profits or losses in all areas other than Greater China, where we assume 70 percent of development, production and commercialization costs and retain or bear 70 percent of pre-tax profits or losses. We received an upfront payment of $350.0 million from Janssen in 2018, an additional $200.0 million in milestone payments through December 31, 2021, and a further $50.0 million in milestone payments from December 31, 2021 to the date of this Annual Report.

Background on Multiple Myeloma

MM is currently an incurable blood cancer that starts in the bone marrow and is characterized by an excess proliferation of a type of antibody-producing white blood cell called plasma cells. MM is the third most common blood cancer and represents approximately ten percent of all cases and twenty percent of deaths of hematological malignancies. In 2018, there were 25,962 new cases of MM and 13,648 deaths in the United States, 48,297 new cases of MM and 30,860 deaths in Europe and 20,066 new cases of MM and 14,655 deaths in China. For 2021, the American Cancer Society projected that about 34,920 new MM cases would be diagnosed and about 12,410 deaths were expected to occur in the United States.

Most people in the United States who are diagnosed with MM are 65 years old or older, with less than one percent of cases diagnosed in people younger than 35 years old. With currently available treatments, MM has a five-year survival rate of approximately 55.6 percent. Treatment choices for MM vary with the aggressiveness of the disease and overall health of the patients.

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

Completed Clinical Results LEGEND-2 (China)

LEGEND-2 is a first-in-human investigator-initiated phase 1 study in China to evaluate the safety of LCAR-B38M CAR-T cells as well as provide initial proof-of-concept efficacy in patients with relapsed or refractory multiple myeloma.  Patient enrollment in this study began in 2016 and accrued a total of 74 patients across 4 academic sites in China.  Data from the highest enrolling site (Xi’an) was previously presented at the ASH 2019 Annual Meeting.  Of the 57 patients enrolled at the XI’an site with a median follow-up of 25 months, the overall median progression-free survival (mPFS) was 19.9 months and 28.2 months for those patients achieving a complete response (CR).  The median overall survival (mOS) was 36.1 months and not estimable for those patients achieving a CR.  In this study, LCAR-B38M displayed a safety profile consistent with other safety reports of BCMA-targeting CAR-T therapies.  Cytokine release syndrome and cytopenias were the most observed adverse events in this study and long-term follow-up data collection is still ongoing.

Ongoing Clinical Development

We obtained approval to conduct confirmatory clinical trial, CARTIFAN-1, through multiple centers in China in March 2018. Following the submission of an IND, which was cleared by the FDA in May 2018, we and Janssen are conducting the CARTITUDE-1, CARTITUDE-2, CARTITUDE-4 and CARTITUDE-5 trials.

CARTIFAN-1 (China)

We have completed enrolling RRMM patients in a pivotal Phase 2 trial, which we refer to as CARTIFAN-1, involving 8 sites in China. The primary endpoint of this trial is ORR. We extended the timeline for the submission of the cilta-cel NDA to CDE in China. Based on feedback from CDE, we intend to provide data from more Chinese patients receiving cilta-cel as manufactured through the current process in order to support the application.

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

We have completed enrolling patients in the Phase 2 portion of the CARTITUDE-1 trial and the latest results from the combined Phase 1b/2 CARTITUDE-1 study were presented at the 2021 American Society of Hematology Annual Meeting. In collaboration with Janssen, we intend to present additional data from the CARTITUDE-1 trial at a major medical conference in 2022.

As of July 22, 2021 (median follow-up of 21.7 months), 97 patients with RRMM continued to show a high overall response rate (ORR) of 98%. with 83% of patients achieving a stringent complete response (sCR). Median progression-free survival (mPFS), and median overall survival (mOS), have not been reached, but the 2-year PFS rate was 61% and the 2-year OS rate was 74%. Of the 61 patients evaluable for minimal residual disease (MRD),  92% were MRD-negative at the 10-5 cutoff threshold. The two-year PFS rates in patients with sustained MRD negativity for at least 6 and 12 months were 91% and 100%, respectively. The longer-term data showed no new safety signals and there were no new events of cilta-cel-related neurotoxicity or movement and neurocognitive treatment emergent adverse events reported since the median approximate one year follow-up.

.

CARTITUDE-1: Efficacy Response

ORR[a]: 97.9% (95/97)

100%
80%
60%
40%
20%
0%
Patients, %
sCR: 82.5%
82.5%
12.4%
3.1%
≥VGPR: 94.9%
Best response[b] =
sCR
VGPR
PR

Median follow-up of 21.7 months

Response deepened over time from 1-year follow-up

Best response at any time	Median–1 year follow-up	Median–2 years follow-up
sCR, %	67	83

- Median time to first response was 1 month (range, 0.9–10.7)
- Median time to best response was 2.6 months (range, 0.9–17.8)
- Median time to CR or better was 2.9 months (range, 0.9–17.8)
- Median duration of response was not estimable (21.8 mo–NE)
- 60.5% of patients are still progression-free at 2 years
- Of the 61 patients evaluable, 92% were MRD-negative (at 10^{-5})

[a]ORR assessed by independent review committee; [b]No patient had CR or stable disease as best response; [c]Of the 2 patients with MNT who are alive (previously reported)[2] one has since recovered, and the other is recovering with grade 2 symptoms

CR, complete response; NE, not estimable; ORR, overall response rate; PR, partial response; sCR, stringent complete response; VGPR, very good partial response

Martin et al. ASH Annual Meeting; December 11-14, 2021; Atlanta, GA/Virtual, Abstract #549

LEGEND BIOTECH

15

CARTITUDE-1: Progression-Free Survival and Overall Survival

Progression-Free Survival

2-year PFS: 71.0% (95% CI, 57.6–80.9)
Median PFS not reached (95% CI, 25.2–NE)
2-year PFS: 60.5% (95% CI, 48.5–70.4)
Median PFS not reached (95% CI, 22.8 months–NE)
Patients (%)
Months

Patients at risk	0	3	6	9	12	15	18	21	24	27	30	33	36
All patients	97	95	85	77	74	67	63	36	19	4	1	1	0
sCR patients	80	80	78	73	71	64	61	35	19	4	1	1	0

Overall Survival

2-year OS: 74.0% (95% CI, 61.9–82.7)
Median OS not reached (95% CI, 27.2 months–NE)
Patients (%)
Months

Patients at risk	0	3	6	9	12	15	18	21	24	27	30	33	36
All patients	97	96	91	88	85	81	78	46	23	8	2	1	0

All patients — sCR patients

- **Median PFS and median OS not reached at a median follow-up of 21.7 months**
- PFS and OS was improved in patients with MRD-negativity sustained for ≥6 and ≥12 months

Martin et al. ASH Annual Meeting; December 11-14, 2021; Atlanta, GA/Virtual, Abstract #549

16

LEGEND BIOTECH

Collectively, we believe these results demonstrate that cilta-cel has a manageable safety profile at the recommended Phase 2 dose and can deliver early, deep, and durable responses in heavily pretreated RRMM patients.

Based on the results of CARTITUDE-1, including the efficacy observations from the Phase 1b and Phase 2 portions of the trial, the rolling submission of the cilta-cel BLA to the FDA was initiated in December 2020 and completed in April 2021. A cilta-cel MAA was submitted to EMA in April 2021 and an NDA was submitted to PMDA in December 2021.

CARTITUDE-2 (United States, Belgium, France, Germany, Netherlands, Spain, Israel)

We and Janssen began enrolling patients in November 2019 in a multi-cohort, open-label Phase 2 trial of JNJ-4528 in the United States, Europe and Israel, which we refer to as CARTITUDE-2. CARTITUDE-2 consists of the following six cohorts, with enrollment of approximately 157 patients:

•	Treatment of patients with progressive MM with cilta-cel after one to three prior lines of therapy
•	Treatment of MM patients with cilta-cel with early relapse after a front-line therapy
•	Treatment of RRMM patients with cilta-cel that have failed therapy with a proteasome inhibitor, immunomodulatory therapy, daratumumab, and anti-BCMA therapy
•	Treatment of MM patients with cilta-cel and lenalidomide who have not achieved a CR after HSCT
•	Treatment of newly diagnosed MM patients, transplant was not planned
•	Treatment of newly diagnosed MM patients with standard risk disease

The primary endpoint in each cohort of this trial is the percentage of patients with negative MRD one year after treatment. Based on the results of each cohort, we intend to explore expanding our investigation in those patient populations to potentially support regulatory approval submissions upon the agreement of regulatory agencies. We also have the ability to expand CARTITUDE-2 to include further cohorts to evaluate additional unmet needs of MM patients. In collaboration with Janssen, we intend to present additional data from the CARTITUDE-2 trial at major medical conferences in 2022.

Cohort A of the study evaluated the efficacy and safety of cilta-cel in 20 patients with progressive MM after 1-3 prior lines of therapy and were refractory to lenalidomide. As of October 8, 2021 (median follow-up of 14.3 months), the overall response rate (ORR) was 95% with a complete response (CR) or better rate of 85%. Median time to first response was 1.0 month and the median time to best response was 2.6 months respectively. The median DOR was not reached and the 6-month PFS rate was 95% and the 12 month PFS rate was 84%. Of MRD-evaluable patients (n=13), 92.3% were MRD-negative at 10-5.  Hematologic adverse events in ≥20% of patients were neutropenia, thrombocytopenia, anemia, lymphopenia and leukopenia. CRS occurred in 95% of patients and CAR T-cell neurotoxicity occurred in 20% of patients. Three patients (15%) had immune effector cell associated neurotoxicity syndrome (ICANS) with no movement and neurocognitive treatment emergent adverse events observed. One death occurred due to COVID-19 (assessed as treatment-related by the investigator).

Cohort B of the study evaluated the efficacy and safety of cilta-cel in 19 patients with early relapse MM after a front-line therapy. As of October 8, 2021 (median follow-up was 10.6 months), the overall response rate was 95% with 79% of patients achieved ≥ CR. The median time to first response was 1 month and median time to best response was 2.5 months. Of patients who were MRD-evaluable (n=13), 12 patients (92.3%) were MRD negative.. The hematologic TEAEs that were observed in approximately 20% of patients included neutropenia, thrombocytopenia, anemia, lymphopenia and leukopenia. CRS occurred in 16 (84.0%) patients, And immune effector cell associated neurotoxicity syndrome (ICANS) occurred in 1 patient. One patient experienced movement and neurocognitive TEAEs on day 38 post cilta-cel infusion.

CARTITUDE-2 Cohort B (N=19)

Early relapse after initial therapy including PI and IMiD

Efficacy

- Median time to first response:1.0 month (range, 0.9-2.6)
- Median time to best response: 2.5 months (range, 0.9–11.8)
- 6-month PFS rate was 90% and the 12-month PFS rate was 84%
- Of the 13 patients with evaluable samples, 92% were MRD negative at the 10^{-5} threshold

Safety:

- Safety was manageable including the 1 patient treated in an outpatient setting
- CRS: All grade: 84%; ≥ Grade 3: 5%
- Neurotoxicity: All grade: 26%; ≥ Grade 3: 5%
  - 1 patient with MNT (Grade 3)
- No treatment related deaths at time of data cut-off

ORR: 95% (18/19[a])
Patients, %
100
90
80
70
60
50
40
30
20
10
0
53%
26%
11%
5%
≥CR
79%
≥VGPR
90%
sCR
CR
VGPR
PR

Median follow-up of 10.6 months

October 2021 data cut-off. [a]1 patient had stable disease
AE, adverse event; CAR, chimeric antigen receptor; CR, complete response; CRS, cytokine release syndrome; ICANS, immune effector cell–associated neurotoxicity; MNT, movement and neurocognitive treatment-related adverse event; MRD, minimal residual disease; ORR, overall response rate; PFS, progression-free survival; PR, partial response; sCR, stringent complete response; VGPR, very good partial response
Van de Donk et al. ASH Annual Meeting; December 11-14, 2021; Atlanta, GA/Virtual, Abstract #2910

19

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

CARTITUDE-5 (Argentina, Australia, Austria, Belgium, Brazil, Canada, Czechia, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Israel, Japan, Republic of Korea, Netherlands, Norway, Poland, Portugal, Russian Federation, Spain, Sweden, Switzerland, United Kingdom, United States)

We and Janssen are conducting a 650 patient, randomized, open-label, global, multicenter, Phase 3 trial in patients with newly diagnosed MM, which we refer to as CARTITUDE-5.   Patients will be randomized 1:1 to receive standard of care with VRd induction followed by lenalidomide (Revlimid), and dexamethasone maintenance or VRd induction followed by a single administration of cilta-cel (no maintenance). The primary endpoint of this trial will be progression free survival.

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

LB1901 for the Treatment of T Cell Lymphoma

We are developing LB1901, an autologous CAR-T cell product candidate for the treatment of TCL. We have demonstrated the ability of LB1901 to destroy CD4 expressing tumor cell lines and in a humanized mouse model. Based on the clinical validation of anti-CD4 antibodies and the results of our preclinical studies, the FDA has cleared the IND application for LB1901 in relapsed or refractory TCL in December 2020. We initiated a Phase 1 clinical trial of LB1901 in relapsed or refractory TCL in the United States in 2021.

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

LB1901 Recent Events

On February 11, 2021, we were informed by the FDA via e-mail communication that our Phase 1 clinical trial for LB1901 had been placed on clinical hold.  At that time, one patient has been dosed in the clinical trial. Before receiving the FDA’s communication, we had, in accordance with the protocol, paused the clinical trial due to low CD4+ T-cell counts in the patient’s peripheral blood and notified the FDA.  We subsequently received an official clinical hold letter from FDA dated March 1, 2022. In the letter,  FDA stated that the reason for the hold is because the related IND does not contain sufficient information required by 21 CFR 312.23 to assess the risks to subjects.

Other Ongoing Investigator-Initiated and Preclinical Programs in China

In addition to cilta-cel and LB1901, we have a broad portfolio of product candidates, both autologous and allogeneic, in investigator-initiated trials and preclinical development targeting various cancers, solid tumors and infectious diseases. We plan to use data from investigator-initiated clinical trials to prioritize which product candidates to advance into broader clinical testing.

Autologous CAR-T Product Candidate Development

We are evaluating an autologous CAR-T therapy targeting GPC3 in a Phase 1 single arm, open-label investigator-initiated trial in patients with relapsed and refractory B-cell lymphoma.

We are evaluating an autologous CAR-T therapy targeting CD33 and CLL-1 in a Phase 1 single arm, open-label investigator-initiated trial in patients with advanced hepatocellular carcinoma.

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

In addition, we have developed an allogenic gamma delta (γδ) T cell product candidate targeting BCMA. We are evaluating the allogenic gamma delta T therapy in targeting BCMA in a Phase 1, single-arm, open-label investigator initiated trial in patients with relapsed or refractory multiple myeloma.

We are also developing an allogeneic CAR-NK cell product candidate targeting BCMA.

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

In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we do not believe we are eligible to receive $280 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials.  We have previously received the following milestone payments:

•	$25 million, $30 million, and $30 million in January 2019, September 2019 and January 2020, respectively, upon the dosing of a specified numbers of patients in our CARTITUDE-1 clinical trial,
•	a milestone payment of $25 million in September 2019 for the receipt of a response data readout from a specified number of patients in our CARTITUDE-1 clinical trial showing an ORR of at least 50%,
•	a milestone payment of $75 million in January 2021 in connection with the initiation of a rolling submission of a Biologics License Application to the U.S. FDA, for cilta-cel and

•	a milestone payment of $15 million in July 2021 in connection with the submission of a Marketing Authorization to the EMA; and
•

milestone payments of $50 million during February 2022 in connection with the submission of an NDA to the PMDA in Japan and the enrollment of a specified numbers of patients in our CARTITUDE-5 clinical trial.

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones and an additional $695 million consisting of $485 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones.

Furthermore, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million.  In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million.  Outstanding advances accrue interest at the London Interbank Offered Rate (LIBOR) published by the Wall Street Journal plus 2.5%.  Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the collaboration and license agreement.  We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the collaboration and license agreement by Janssen due to our material breach of the agreement.  We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest.  As of December 31, 2021, the aggregate outstanding principal amount of such advances and interest were approximately $119.7 million and $0.8 million, respectively.

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

In connection with the Jansen Agreement, Legend Biotech and Janssen entered into the Interim Product Supply Agreement dated as of February 28, 2022, or the IPSA, pursuant to which Legend Biotech will supply cilta-cel to Janssen for clinical and commercial use worldwide (excluding Greater China).  Under the IPSA, Janssen pays Legend Biotech a transfer price for supplied product based on the total costs necessary to produce and supply such product.  Ultimately, however, the cost for commercial supply and clinical supply of product are shared equally by Legend Biotech and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Collaboration Agreement.  The IPSA will remain in effect until the earlier of (1) the 45th day after marketing authorization for cilta-cel is granted by the European Medicines Agency and (2) the date determined by the joint manufacturing committee, or JMC, that has been established under the Janssen Agreement.  The IPSA will also terminate if the Collaboration Agreement expires or is terminated.  We expect to enter into a product supply agreement with Janssen that will replace the IPA.

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

Commercialization

We have established a sales, marketing and operational infrastructure to support the launch of CARVYKTI™ in the United States. According to our collaboration and license agreement with Janssen, we have the right to elect to perform up to 50% of the overall commercialization effort in the United States (excluding any activities that Janssen has the exclusive right to perform). Janssen will commercialize cilta-cel in all countries excluding the United States and Greater China in accordance with a specified plan, which will be developed with involvement of our senior commercial representative. In Greater China, we will be leading the commercialization effort and Janssen will have the right to elect to perform up to 30% of the overall commercialization effort, excluding activities that we have the exclusive right to perform. As we move our product candidates through development toward regulatory approval, we will evaluate several commercial strategies for each product candidate. These strategies may include further expansion of our external sales organization, entering into joint marketing collaboration agreements with other drug development companies, or out-licensing products to other drug development companies.

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

We have sought patent protection in the United States and internationally for our clinical candidates and platform technologies. As of December 31, 2021, we own 13 issued patents covering our clinical and preclinical products and our patent portfolio for such products is currently comprised of 72 pending patent applications around the world. Such applications may not result in issued patents and, even if patents do issue, such patents may not be in a form that will provide us with meaningful protection for our products. We also rely on trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection.

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

We file non-provisional applications and Patent Cooperation Treaty, or PCT, applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application, and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications. At the end of the period of two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Organization. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.

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

Company-Owned Intellectual Property

We own two U.S. patent applications, 59 patent applications outside of the United States, one published PCT application filed in August 2016 and one published PCT application filed in August 2017 relating to the cilta-cel BCMA product candidate. A total of 85 national phase applications from both these PCTs were filed broadly to acquire patent coverage in a variety of jurisdictions, including in the United States, Greater China (mainland China and Hong Kong), Yemen, Saudi Arabia, Qatar, Oman, Bahrain, Egypt, United Arab Emirates, Europe, South Korea, Brazil, Canada, Chile, Colombia, Costa Rica, Eurasian, Israel, India, Japan, Mexico, Philippines, Ukraine, Vietnam, Malaysia, South Africa, Singapore, Australia and New Zealand. As of December 31, 2021, we have obtained 13 granted patents regarding to cilta-cel (including two U.S. patents, two Chinese patents, two Australian patents, two Japanese patents, two Yemeni patents, two South African patents and one Malaysian patent), two U.S. pending patent applications, and 70 pending patent application outside of the United States. If issued, composition of matter claims issuing from these applications are projected to expire in 2036 and 2037.

Regarding cilta-cel BCMA-targeting CAR-T cell therapy for multiple myeloma, we own one non-provisional PCT application outside the United States filed in December 2021 and one provisional PCT application outside the United States filed in November 2021. Janssen is our co-applicant for these applications. If issued, composition of matter claims issuing from these applications are projected to expire in 2041 and 2042.

Regarding our LB1901 CD4 product candidate, we own one patent application outside of the United States and one published PCT application filed in July 2019 that in January 2021 entered the national phase, including in the United States, Greater China, Europe, South Korea, Japan, Singapore and Australia. If issued, composition of matter claims issuing from these applications are projected to expire in 2039 and 2040.

Regarding our MSLN product candidate, we own one patent application outside of the United States and one pending PCT application filed in August 2019 that in February 2021 entered the national phase, including in the United States, Greater China, Europe, South Korea, Japan, Canada, Israel, Singapore and Australia. If issued, composition of matter claims issuing from this application are projected to expire in 2039 and 2040.

Regarding our HIV product candidate, we own one patent application outside of the United States, one published PCT application filed in July 2019 that in January 2021 entered the national phase, two published PCT applications filed in May 2020 that in November 2021 entered the national phase, and one pending PCT application filed in February 2022. National phase applications from these PCTs were filed broadly to acquire patent coverage in a variety of jurisdictions, including in the United States, Greater China, Europe, South Korea, Japan, Singapore and Australia. If issued, composition of matter claims issuing from these applications are projected to expire in 2039 and 2041.

Regarding our Claudin 18.2 product candidate, we own one PCT application outside of the United States filed in 2020 that is due for national phase entry in 2022. If issued, composition of matter claims issuing from this application are projected to expire in 2040.

Regarding our allogenic CD20 product candidate, we own one patent application outside of the United States, one published PCT application filed in July 2019 that is due for national phase entry in 2021 and one published PCT application filed in August 2020 that is due for national phase entry in 2022. If issued, composition of matter claims issuing from these applications are projected to expire in 2039 and 2040.

Regarding our CD19/CD20/CD22 product candidate, we own four patent applications outside of the United States filed in July 2021 filed in July 2021 that are due for national phase entry in 2023. If issued, composition of matter claims issuing from this application are projected to expire in 2041.

Regarding our LB1901 CD33/CLL-1 product candidate,  we own two patent applications outside of the United States and two pending PCT applications filed in September 2019 that in March 2021 entered the national phase, including in the United States, Greater China, Europe, Canada and Australia. If issued, composition of matter claims issuing from these applications are projected to expire in 2039.

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

Novartis and Kite were the first to achieve FDA approval for autologous T cell therapies. In August 2017, Novartis obtained FDA approval to commercialize Kymriah for the treatment of children and young adults with acute B lymphocytic leukemia, or ALL, that is refractory or has relapsed at least twice. In May 2018, Kymriah received FDA approval for adults with relapsed or refractory DLBCL. In October 2017, Kite obtained FDA approval to commercialize Yescarta, the first CAR-T cell product candidate for the treatment of adult patients with relapsed or refractory large B-cell lymphoma as well as follicular lymphoma. Kite also has another marketed autologous CAR-T product, Tecartus, which is indicated for adult patients with relapsed or refractory mantle cell lymphoma (MCL) or adult patients with relapsed or refractory B-cell precursor acute lymphoblastic leukemia (ALL).  In 2021, Bristol-Myers Squibb received FDA approval of its anti-CD19 CAR-T therapy, Breyanzi (liso-cel) via the Juno Therapeutics/Celgene acquisition, as well as the first anti-BCMA CAR-T therapy, Abecma (ide-cel), in collaboration with bluebird bio.

Due to the promising therapeutic effect of cell therapies in clinical trials, we anticipate increasing competition from existing and new companies developing these therapies.

Our potential CAR-T cell therapy competitors include:

•

Companies developing cell therapies targeting BCMA for the treatment of MM including Allogene, Autolus, bluebird, Bristol-Myers Squibb, Carsgen, Arcellx, Celyad, Gracell, IASO/Innovent, Poseida Therapeutics, Novartis and Precision Biosciences;

•	Academic medical centers pursuing independent development of BCMA CAR-T technologies; and
•

Additional companies developing BCMA-targeted therapies for the treatment of MM, including Amgen, Regeneron, GSK, Bristol-Myers Squibb, Johnson & Johnson (the parent company of Janssen, our collaboration partner for cilta-cel) and Pfizer.

In that regard, Janssen, our cilta-cel collaboration partner, filed a biologics license application with FDA during the fourth quarter of 2021 for taclistamab, an off-the-shelf, T-cell directing, bispecific antibody targeting both BCMA and CD3.

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

In the United States, the FDA regulates biologic products under the Federal Food, Drug and Cosmetic Act, its implementing regulations and other laws, including, in the case of biologics, the Public Health Service Act. Our product candidates are subject to regulation by the FDA as biologics. Biologics require the submission of a BLA and licensure, which constitutes approval, by the FDA before being marketed in the United States. With the exception of our first product, CARVYKTI™, which was approved by the FDA on February 28, 2022 for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, none of our product candidates has been approved by the FDA for marketing in the United States. Failure to comply with applicable FDA or other requirements at any time during product development, clinical testing, the approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, suspension or revocation of approved applications, warning letters, product recalls, product seizures, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.

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

Preclinical and Clinical Development

Prior to beginning the first clinical trial with a product candidate in the United States, we must submit an IND application to the FDA. An IND application is a request for authorization from the FDA to ship and administer an investigational new drug product to humans. The central focus of an IND application is on the general investigational plan and the protocol(s) for clinical studies. The IND application also includes results of animal and in vitro studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. An IND must become effective before human clinical trials may begin. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises safety concerns or questions about the proposed clinical trial. If the IND sponsor is not able to address FDA’s concerns satisfactorily within the 30-day time frame, the IND may be placed on clinical hold. The IND sponsor and the FDA must resolve any outstanding concerns or questions before the IND is cleared by the FDA and the clinical trial can begin. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.

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

If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. The FDA also may condition approval on, among other things, changes to proposed labeling, the development of adequate controls and specifications or post-approval safety measures. For example, as has occurred with FDA’s approval of CARVYKTI™, the FDA may approve the BLA with a REMS program to ensure the benefits of the product outweigh its risks. A REMS is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.

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

The FDA closely regulates the marketing, labeling, advertising and promotion of biologics. A company can make only those claims relating to safety and efficacy, purity and potency that are consistent with the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

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

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date of first licensure for the reference product. In addition, the FDA may not approve a biosimilar product until 12 years from the date of first licensure of the reference product. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of the competing product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether and to what extent products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

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

Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual for, or the purchase or recommendation of an item or service for which payment may be made, directly or indirectly, under any federal healthcare program; federal civil and criminal false claims laws, including the civil False Claims Act, which prohibits, among other things, presenting, or causing to be presented, false or fraudulent claims for payment or approval to the federal government, including federal healthcare programs, and its criminal equivalent; the Civil Monetary Penalties Law, which prohibits, among other things, individuals or entities from knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim for payment for items and services furnished under a federal health care program; the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes which prohibit, among other things, knowingly and willfully (1) executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program (2) obtaining by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control, of any healthcare benefit program, (3) falsifying, concealing, or covering up by any trick, scheme, or device a material fact, and (4) making, in any matter involving a healthcare benefit program, any materially false, fictitious, or fraudulent statements or representations, or making or using any materially false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services, and which, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, also imposes certain requirements on

HIPAA covered entities, their business associates, as well as their covered subcontractors relating to the privacy, security and transmission of individually identifiable health information; the U.S. federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the federal government for transparency purposes, information related to payments (both direct and indirect) or other transfers of value made to physicians, as defined by such law, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members (which data submitted on or after January 1, 2022 has been extended to include information related to payments and other transfers of value provided in the calendar year 2021 and after to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, and certified nurse midwives); and U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations.

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

In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Since its enactment, there have been judicial, Congressional, and executive branch challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer- sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. In addition, the Tax Act was enacted, which, among other things, removes penalties for not complying with ACA’s individual mandate to carry health insurance. It is also unclear how efforts to repeal and replace the ACA will impact the ACA.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030 with the exception of a temporary suspension of certain mandatory Medicare claim payment reductions until March 31, 2022, unless additional Congressional action is taken. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products.

Also at the federal level, the FDA released a final rule on September 24, 2020 providing guidance for states to build and submit importation plans for drugs from Canada. On November 23, 2020, a trio of industry groups sued HHS and FDA, seeking to enjoin the final rule, and a few days later, Canada passed an interim order banning the export of certain drugs from Canada. In May 2021, the government filed a motion to dismiss the lawsuit for lack of subject matter jurisdiction, and alternatively, for failure to state a claim.

Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. HHS was sued over the rule, which was challenged as arbitrary and capricious under the Administrative Procedure Act. Implementation of the rebate rule has been delayed to January 2023, pursuant to the litigation. It is unclear whether OIG will ultimately withdraw or modify the rebate rule prior to the January 2023 effective date. The likelihood of implementation of, or willingness to defend, any of the other administration reform initiatives is uncertain.. However, the Biden administration has stated that it will continue to work on healthcare access and affordability with an expectation that it will protect and build on the ACA. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

We expect health reform initiatives to continue. Further, it is possible that additional governmental action is taken in response to the COVID-19 pandemic.

European Union (EU) Regulation

As in the U.S., the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of biologics such as those we are developing in the EU is subject to a complex set of laws, rules and regulations affecting our business.

EU Drug Development

In the EU, pharmaceutical product development typically involves preclinical laboratory and animal tests as well as clinical trials. Satisfaction of EU pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

Preclinical tests include laboratory evaluation, as well as animal studies, to assess the characteristics and potential pharmacology, pharmacokinetics and toxicity of the product. The conduct of the preclinical tests must comply with EU and national regulations and requirements, including Good Laboratory Practices, or GLP.

Clinical trials in the EU must be conducted, like in the US, in compliance with applicable regulations, Good Clinical Practices, or GCP, as well as under protocols detailing the objectives of the trial and the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. In the EU, each protocol involving testing on patients and subsequent protocol amendments must be submitted to the relevant regulatory agency as part of a new CTA and to one or more Ethics Committees for their review. Analogously to the U.S., clinical trials that are deployed to support Marketing Authorization Applications, or MAAs, are typically conducted in three sequential phases.

On January 31, 2022, Regulation EU No 536/2014 (the Clinical Trial Regulation, or CTR) became fully applicable in the EU. The CTR established a centralized application procedure where one of the National Competent Authorities, or NCAs, of the EU Member States where the trial is to be deployed takes the lead in reviewing certain aspects of the application, while the other NCAs have a lesser involvement than they had under the previous regime established by Directive 2001/20/EC (the Clinical Trials Directive, or CTD). The CTD indeed introduced the first set of harmonized rules on clinical trials in the EU but resulted in a patchwork of different national regimes. The CTR was adopted with a view to introducing a more uniform set of the rules across the EU for the authorization of clinical trials. Such authorization still involves NCAs and Ethics Committees of each of the EU Member States where the trial is to be conducted. However, the relevant procedures have now been streamlined with a view to facilitating a swifter and more seamless authorization and deployment of multi-center trials occurring in more than one EU Member State. More in particular, the CTR allows sponsors to rely on one single submission for CTAs regardless of the number of EU Member States where the trial takes place and based on a single harmonized application. Furthermore, under the CTR, deadlines for regulatory approvals are shortened with a view to accelerating the authorization process. The CTR also established an EU Portal which is designed to act as a single entry point for submission of data and information relating to clinical trials. The CTD will continue to apply in parallel to the CTR for a transitional period.

Under the CTR, NCAs may order the temporary halt or permanent discontinuation of a clinical trial at any time or impose other sanctions if they believe that the clinical trial is not being conducted in accordance with applicable requirements or presents an unacceptable risk to the clinical trial patients. An Ethics Committee may also require the clinical trial to be halted, either temporarily or permanently, for failure to comply with the applicable requirements, or may impose other conditions.

After completion of the required clinical testing, a MAA is prepared and submitted to the EMA (if pan-European MA is sought), or NCA in case of a purely national authorization procedure, as discussed below.

Disclosure of Clinical Trial Information in the EU

In the EU, there is an increasing trend requiring public disclosure of development data, in particular clinical trial data. These data were traditionally regarded as Confidential Commercial Information, or CCI; however, under policies adopted in the EU, clinical study data submitted to the EMA in MAAs, including preclinical data, and patient level data, may be subject to public disclosure. This is confirmed in the CTR, according to which clinical trial applications and all the related documentation are uploaded and stored in the Clinical Trials Information System, or CTIS, which is managed by the EMA.

Confirming the transparency principle, the CTR provides that the information stored in the CTIS is publicly accessible unless confidentiality is justified on the basis of a limited set of exceptions. These exceptions, which - as such - are to be interpreted narrowly in the EU, include the protection of CCI, in particular through taking into account the status of the MA for the applicable product. However, CCI protection is not afforded in those cases where the authorities conclude that there is an overriding public interest in disclosure. Case law of the Court of Justice of the European Union has also confirmed the absence of a general presumption of confidentiality over documents containing clinical and preclinical data provided to the EMA in support of a MAA.

EU Marketing Authorization

In the EU, medicinal products can only be commercialized after obtaining a Marketing Authorization, or MA. The same rules also apply in the EFTA Member States (Norway, Iceland and Liechtenstein). There are two types of marketing authorizations, namely: (i) the “Community MA”, which is issued by the European Commission through the so-called “centralized procedure”, based on the opinion of the Committee for Medicinal Products for Human Use, or CHMP of the EMA, and which is valid throughout the entire territory of the European Economic Area, or EEA; and (ii) “national MAs,” which are issued by the competent NCAs and only cover their respective national territory.

The centralized procedure is mandatory for certain types of products, namely: medicinal products derived from certain biotechnology processes, orphan medicinal products, medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other autoimmune dysfunctions and viral diseases. The centralized procedure is also mandatory for Advanced Therapy Medicinal Products, or ATMPs, which comprise gene therapy, somatic cell therapy and tissue engineered products. The centralized procedure is, instead, optional for other products containing a new active substance not yet authorized in the EEA, or for products that are deemed to constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU.

Under the Centralized Procedure, the CHMP serves as the scientific committee that renders opinions about the safety, efficacy and quality of human products on behalf of the EMA. The CHMP is composed of experts nominated by each Member State’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur. In case of ATMPs, the CHMP must consult with the Committee for Advanced Therapies, or CAT, on any scientific assessment necessary to draw up its scientific opinion. The CHMP has 210 days to adopt an opinion as to whether a MA should be granted. The process usually takes longer as additional information is requested, which triggers clock-stops in the procedural timelines. At the end of the review period, the CHMP provides an opinion to the EC. If the opinion is favorable, the EC may then adopt a decision to grant the MA. In the event of a negative opinion, the company may request a re-examination of the application within 15 days of receipt of the negative opinion. The company then has 60 days to provide the CHMP with detailed grounds for requesting the re-examination. Within 60 days of providing this information, the CHMP must re-examine its opinion. The European Commission follows the recommendation of the CHMP in almost all cases.

In exceptional cases, the CHMP might perform an accelerated review of a MAA in no more than 150 days. This is usually when the product is of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. We received confirmation from the EMA that our product cilta-cel is eligible for accelerated assessment.

Under the above-described procedures, before granting the MA, the relevant authorities make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

EU Adaptive Pathways

The EMA has an adaptive pathways approach which allows for early and progressive patient access to a medicine in cases of high medical need. To achieve this goal, several approaches are envisaged including for example identifying small populations with severe disease where a medicine’s benefit-risk balance could be favorable or making more use of real-world data where appropriate to support clinical trial data. The adaptive pathways concept applies primarily to treatments in areas of high medical need where it is difficult to collect data via traditional routes and where large clinical trials would unnecessarily expose patients who are unlikely to benefit from the medicine. The approach builds on regulatory processes already in place within the existing EU legal framework. These include conditional MAs.

A conditional MA may be granted prior to the submission of comprehensive clinical data if the benefit of the immediate availability on the market of the product is deemed to outweigh the risk inherent in the fact that additional data are still required. In emergency situations, a MA for such medicinal products may be granted also where comprehensive pre-clinical or pharmaceutical data have not been provided. Under this procedure a MA can be granted as soon as sufficient data becomes available to demonstrate that the drug's benefits outweigh its risks, with safeguards and controls in place post-authorization. This procedure can also be combined with a rolling review of data during the development of a promising medicine, to further expedite its evaluation. Conditional MAs are typically subject to obligations that are reviewed annually. These include the obligation to complete ongoing studies, or to conduct new studies, with a view to confirming that the risk-benefit balance is favorable. Conditional MAs are valid for one year, renewable.

EMA Prime Scheme

The EMA launched its PRIME regulatory initiative to enhance support for the development of therapies that target an unmet medical need. The initiative focuses on drugs that may offer a major therapeutic advantage over existing treatments, or benefit patients with no treatment options. These therapies are considered priority medicines within the EU. Through PRIME, the EMA offers early, proactive and enhanced support to drug developers to optimize the generation of robust data on a therapy’s benefits and risks and enable accelerated assessment of drug applications.

Our product cilta-cel has been granted access to the PRIME scheme and received confirmation that the product is eligible for accelerated assessment.

Post-approval Requirements in the EU

Following approval, the EMA, or the NCAs, as applicable, may impose certain post-approval requirements related to a product such obligation to perform Post-Authorization Efficacy Studies, or PAES, or Post-Authorization Safety Studies, or PASS, imposed as conditions to the MA, or other Risk Minimization Measures, or RMMs, such as educational programs or controlled access programs, which may sometimes vary from one EU Member State to another. Moreover, if a company obtains original approval for a product via an accelerated approval pathway, the company will be typically required to conduct a post-marketing confirmatory trial to verify and describe the clinical benefit in support of full approval. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of the MA for a product.

Moreover, NCAs closely regulate the marketing and promotion of approved products, including for example standards and regulations for direct-to-consumer advertising (which is prohibited in the EU for prescription products), off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Furthermore, approved products may be marketed only for the approved indications and in accordance with the provisions of the approved label. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, may require a submission to and approval by the European Commission, or by one or more NCAs, as applicable.

In addition, adverse event reporting and submission of periodic reports is required following marketing approval. Either the European Commission, or NCAs, as applicable, may also require post-marketing testing, known as Phase 4 testing, a risk evaluation and mitigation strategy, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as the manufacture, packaging, and labeling procedures must to applicable current Good Manufacturing Practices (or cGMPs) after approval. Drug and biological product manufacturers and certain of their subcontractors are subject to periodic unannounced inspections during which the inspectors audit manufacturing facilities to assess compliance with cGMPs. MAs may be suspended or withdrawn if, for example, the MA holder fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered. Moreover, stringent rules have been introduced in the EU to fight medicine falsifications and to ensure that the trade in medicines is subject to rigorous controls.

Furthermore, EU harmonized rules prohibit gifts, pecuniary advantages or benefits in kind to Health Care Professionals, or HCPs, unless they are inexpensive and relevant to the practice of medicine or pharmacy. Similarly, strict rules apply to hospitality at sales promotion events. Based on these rules, a body of industry guidelines and sometimes national laws in force in individual EU Member States has been introduced to fight improper payments or other transfers of value to HCPs, and in general inducements that may have a broadly promotional character. Historically, pharmaceutical companies have been the target of anti-corruption and similar investigations, as well as of wide media attention, sometimes resulting in significant penalties, image and other costs for such companies.

Finally, very stringent data privacy requirements apply in the EU. In particular, Regulation (EU) 2016/679 (the General Data Protection Regulation, or GDPR) requires that personal data  only be collected for specified, explicit and legal purposes, and the data may then only be processed in a manner consistent with those purposes. Personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed, it must be held securely, not transferred outside of the EEA (unless certain steps are taken to ensure an adequate level of protection), and must not be retained for longer than necessary for the purposes for which it was collected. The GDPR also requires companies processing personal data to implement adequate technical measures in order to ensure the most appropriate level of security which may vary depending on different factors such as the categories of processed personal data, the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons. In addition, the GDPR requires companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. For instance, the GDPR requires companies to make detailed disclosures to data subjects, provides for conditions under which a valid consent for processing can be obtained, requires the appointment of a data protection officer where sensitive personal data (e.g., health data) is processed on a large scale, imposes mandatory data breach notification throughout the EEA and imposes additional obligations when contracting with service providers or partners. In addition, to the extent a company processes, controls or otherwise uses “special category” of personal data (including patients’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data.

Pricing and Reimbursement in the EU

In most European countries medicinal products cannot be commercially launched until pricing and/or reimbursement is approved. Typically, Governments closely regulate drug pricing and reimbursement and often have a significant discretion in determining whether a product will be reimbursed at all and, if it is, how much it will be paid. Negotiating prices with governmental authorities can delay commercialization of our products. Payers in many countries use a variety of cost-containment measures that can include referencing prices in other countries and using those reference prices to set their own price, mandatory price cuts and rebates. This international patchwork of price regulation can lead to different prices across countries and some cross-border trade in our products from markets with lower prices. Even after a price is negotiated, countries can, and often do, request or require adjustments to the price and other concessions over time.

Data Exclusivity And Market Exclusivity in the EU

In the EU, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon MA. The data exclusivity period prevents generic applicants from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product when applying for a generic MA in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Orphan Designation in the EU

Under Article 3 of Regulation (EC) 141/2000, a medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (EC) 847/2000. Orphan medicinal products are eligible for financial incentives such as reduction of fees or fee waivers. The application for orphan drug designation must be submitted before the MAA.

Medicinal products receiving orphan designation can receive ten years of market exclusivity, during which time no similar medicinal product for the same indication may be placed on the market. An orphan product can also obtain an additional two years of market exclusivity in the EU for pediatric studies.

The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. Additionally, a MA may be granted to a similar product for the same indication at any time if: (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the applicant cannot supply enough orphan medicinal product.

EU Supplementary Protection Certificates

In the EU, Supplementary Protection Certificates, or SPCs, are available to extend a patent term for up to five years to compensate patent protection lost during regulatory review. SPCs must be applied for and granted on a country-by-country basis.

Additional Protection for Pediatric Indications in the EU

In the EU, companies developing a new medicinal product must agree to a Pediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with such PIP, unless a deferral or waiver is granted by the EMA on request by the applicant (e.g., because the relevant disease or condition occurs only in adults). The PIP requirement also applies when a MA holder intends to add a new indication, pharmaceutical form or route of administration for a medicinal product that  has already been authorized. The MAA must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Once all the studies and measures agreed have been conducted in accordance with the PIP, products are eligible for a six month extension of the SPC, if any is in effect at the time of approval or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity. This pediatric reward is granted subject to specific conditions and, in particular, that: (i) the applicant demonstrates having complied with all the measures contained in the PIP; (ii) the summary of product characteristics, and if appropriate the package leaflet, reflects the results of studies conducted in compliance with such PIP; and (iii) the product is authorized in all EU Member States. The rewards for conducting studies in the pediatric population can be granted irrespective of the fact that the information generated in compliance with the agreed PIP fails to lead to the authorization of a pediatric indication.

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

NMPA also permits conditional approval of certain medicines based on early phase China clinical trial data or only on foreign approval clinical data. Post-approval the applicant may need to conduct one or more post- market studies. The agency has done this for drugs that meet unmet clinical needs for life-threatening illnesses and also for drugs that treat orphan indications. In 2018, the NMPA and the NHC established a conditional approval program for drugs designated by the CDE that have been approved in the US, EU and Japan within the last 10 years and that meet one of three criteria (1) orphan indications, (2) drugs that treat life threatening illnesses for which there are not effective treatment or preventive methods, and (3) drugs that treat life threatening illnesses and that have a clear clinical advantage over other approved therapies.

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

Human Genetic Resources Approval

On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that foreign-invested sponsors that sample and collect human genetic resources in clinical trials shall be required to file with the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. The State Council of PRC issued the Regulations on the Administration of Human Genetic Resources, or the HGR Regulation, which became effective on July 1, 2019. The HGR Regulation regulate the collection, preservation, usage and external provision of China’s human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Ministry of Science and Technology is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level. Foreign entities, individuals and such entities established or actually controlled thereby are not allowed to collect or preserve China’s human genetic resources (including organs, tissues, cells and other genetic materials of human genome and gene) or provide human genetic resources abroad, while they are prohibited from using China’s human genetic resources unless they have obtained an approval from relevant PRC government authority or have filed with relevant government authority for international cooperation with a Chinese entity. The HGR Regulation formalized the approval requirements pertinent to research collaborations between Chinese and foreign-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China.

Biosecurity Law

On October 17, 2020, the Standing Committee of the National People’s Congress adopted the Biosecurity Law of the People’s Republic of China, which became effective on April 15, 2021 (the “Biosecurity Law”). The Biosecurity Law establishes an integrated system to regulate biosecurity related activities in China, including the security regulation of HGR and biological resources. The Biosecurity Law expressly declares that China has sovereignty over its HGR, and further endorsed the HGR Regulation, by recognizing the fundamental regulatory principles and systems established by it over the utilization of Chinese HGR by foreign entities in China. The Biosecurity Law is a law adopted by China’s highest legislative authority, it gives China’s major regulatory authority of HGR, the Ministry of Science and Technology, significantly more power and discretion to regulate HGR, and it is expected that the overall regulatory landscape of Chinese HGR will evolve and become even more rigorous and sophisticated. Failure to comply with the requirement under the Biosecurity Law will result in the penalties, including fines, suspension of related activities and confiscation of related HGR and gains generated from conducting these activities.

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

The NMPA now officially permits, and its predecessor agencies have permitted on a case-by-case basis in the past, drugs approved outside of China to be approved in China on a conditional basis without the need for pre-approval clinical trials inside China. Specifically, on October 23, 2018, the NMPA and the NHIC issued the Procedures for Reviewing and Approval of Clinical Urgently Needed Overseas New Drugs, which established a program permitting drugs that have been approved within the last ten years in the United States, EU or Japan and that i) treat orphan diseases, ii) prevent or treat serious life-threatening illnesses for which there is either no effective therapy or prevention in China, or iii) prevent or treat serious life-threatening illnesses and the foreign-approved drug would have clear clinical advantages. Applicants will be required to establish a risk mitigation plan and may be required to complete trials in China after the drug is marketed. By May 29, 2019, the CDE has developed two lists of qualifying drugs that meet this criteria.

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

The Technical Guidelines for Clinical Trials of Immune Cell Therapy Products (Trial), or the Technical Guidelines for Clinical Trials, which was published by the CDE on February 10, 2021, provides that CAR-T, as a kind of immune cell therapy product, has the nature of gene therapy products. The Technical Guidelines for Clinical Trials, whose content is not mandatory, is intended to provide suggestions and recommendations on certain technical issues in clinical trials of immune cell therapy products, rather than to identify the regulatory nature or classification of immune cell therapy products. On December 3, 2021, the CDE published the Technical Guidelines for Non-clinical Research and Evaluation of Gene Therapy Products (Trial), or the Technical Guidelines for Gene Therapy Products, and Technical Guidelines for Non-clinical Research of Gene Modified Cell Therapy Products (Trial), the Technical Guidelines for Gene Modified Cell Therapy Products, which became effective as of the date of promulgation. The Technical Guidelines for Gene Modified Cell Therapy Products, which was formulated according to the Technical Guidelines for the Research and Evaluation of Cell Therapy Products (Trial), was issued to regulate and guide non-clinical research and evaluation of genetically modified cells therapy products, such as CAR-T cell therapy products. The CDE issued the Technical Guidelines for the Clinical Risk Management Plan on Application for Marketing Approval of Chimeric Antigen Receptor T Cell (CAR-T) Therapy Products on January 29, 2022, which became effective as of the date of promulgation, to regulate and guide the drafting of the clinical risk management plans on application for marketing approval of CAR-T therapy products.

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

Patent term extension

According to the Patent Law issued by the Standing Committee of the NPC on October 17, 2020 became effective on June 1, 2021, the patent administration department under the State Council shall, upon request of the patentee, extend the patent term of relevant invention patents of the new drug that is approved to be listed on the market in China. The compensated extension shall not exceed five years, and the total valid patent term after the new drug is approved for the market shall not exceed 14 years.

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

Factors that affect the inclusion of a pharmaceutical product in the NRDL include whether the product is consumed in large volumes and commonly prescribed for clinical use in the PRC and whether it is considered to be important in meeting the basic healthcare needs of the general public. Since 2016, special consideration has been given to, among others, innovative drugs with high clinical value and drugs for serious diseases. In addition, the PRC Ministry of Human Resources and Social Security has also been negotiating with manufacturers of expensive drugs with high clinical demands and proven effectiveness for price cuts in exchange for inclusion into the NRDL. The latest version of the NRDL, which was released in 2021 and was implemented on January 1, 2022, includes 2,860 drugs.

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

Privacy and Data Security Protections

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

Scientific data

In March, 2018, the General Office of the State Council promulgated the Measures for the Management of Scientific Data, or the Scientific Data Measures, which provide a broad definition of scientific data and relevant rules for the management of scientific data. Pursuant to the Scientific Data Measures, the scientific data involving state secrets, national security, social or public interests, trade secrets and individual privacy shall be kept confidential; where it is necessary to disclose such data, the purposes of utilization, qualifications of users and confidentiality conditions, among others, shall be examined, and the scope of those with access thereto shall be strictly controlled. Enterprises in the PRC must seek governmental approval before any scientific data involving a state secret is provided during foreign contacts and cooperation. Upon approval by the competent departments, corporate entities shall undergo the relevant formalities as required, and sign confidentiality agreements with users. Furthermore, any researcher conducting research funded in part or in whole by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before that data may be published in any foreign academic journal.

Personal information

Pursuant to the Civil Code of the PRC, the personal information of an individual shall be protected by the law. Any organization or individual that needs to obtain personal information of others shall obtain such information legally and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or publish personal information of others. In addition, the processing of personal information shall follow the principles of lawfulness, appropriateness and necessity. The Personal Information Protection Law promulgated by the SCNPC on August 20, 2021, which became effective on November 1, 2021, outlines the main system framework of personal information protection and processing. The Personal Information Protection Law sets forth detailed rules on handling personal information and legal responsibilities, including but not limited to the scope of personal information and the ways of processing personal information, the establishment of rules for processing personal information, and the individual’s rights and the processor’s obligations in the processing of personal information. The Personal Information Protection Law also strengthens the punishment for those who illegally process personal information.

Data security

On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, which became effective on June 1, 2017, pursuant to which network operators are to fulfill their obligations to safeguard security of the network when conducting business and providing services. Network operators may not collect personal information irrelevant to the services they provide or collect or use the personal information in violation of the provisions of applicable laws or agreements concluded with theirs users, and CIIOs are required to store in the PRC all the personal information and important data collected and produced within the PRC.

On June 10, 2021, the SCNPC promulgated the China’s Data Security Law, or the Data Security Law, which came into effect on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The Data Security Law also provides for a national security review procedure for data activities that may affect national security.

The Measures for Cybersecurity Review, which was published by the CAC and 12 other relevant PRC government authorities on December 28, 2021, became effective on February 15, 2022. The Measures for Cybersecurity Review provides that, among other things, (i) the purchase of network products and services by a CIIO and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review; and (ii) if a “network platform operator” that possesses personal information of more than one million users intends to go public in a foreign country, it must apply for a cybersecurity review with the cybersecurity review office.

PRC Regulation of Foreign Investment

Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021) issued by the MOFCOM and the NDRC on December 27, 2021 and took into effect from January 1, 2022. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The Encouraged Industry Catalogue for Foreign Investment (2020), or the 2020 Encouraged Industry Catalogue, which became effective on January 27, 2021, provides that foreign investment is encouraged in the development and production of cell therapy drugs except in areas where foreign investment is prohibited.

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

Facilities

Our principal executive offices are currently located at 2101 Cottontail Lane, Somerset, New Jersey 08873, where Legend Biotech USA, Inc. owns an approximately 85,371 square foot facility, including approximately 32,039 square feet of office space and 53, 332 square feet of warehouse space.  We have recently completed the renovation of a significant portion of the warehouse space into GMP manufacturing space for the development and potential commercialization of our pipeline.   We believe our current facilities are suitable and adequate to meet our current needs.  If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

Recent Development

On February 28, 2022, FDA approved our product CARVYKTI™ (ciltacabtagene autoleucel) for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody.  CARVYKTI™ marks the first product approved by a health authority for Legend Biotech. A one-time infusion for adult patients with MM, CARVYKTI™ is a CAR-T therapy with two BCMA-targeting antibodies. In December 2017, Legend Biotech entered into an exclusive worldwide collaboration and license agreement with Janssen to develop and commercialize CARVYKTI™.

CARVYKTI™ will be manufactured by using the patient’s own T cells at a cellular immunotherapy manufacturing facility jointly established by Legend and Janssen in Raritan, New Jersey, and delivered to patients through a certified network of treatment centers across the United States. A REMS program will be implemented at these certified centers to support appropriate use of CARVYKTI™, including training on the monitoring and management of cytokine release syndrome and neurologic toxicities.

C.  Organizational Structure Chart

The following diagram illustrates our corporate structure, including our parent company, subsidiaries, and consolidated affiliated entities, as of the date of this Annual Report on Form 20-F:

D.  Property, Plants and Equipment

Principal Executive Offices

Our principal executive offices are currently located at 2101 Cottontail Lane, Somerset, New Jersey 08873, where Legend Biotech USA, Inc. owns an approximately 85,371 square foot facility, including approximately 32,039 square feet of office space and 53, 332 square feet of warehouse space.  We have recently completed the renovation of a significant portion of the warehouse space into GMP manufacturing space for the development and potential commercialization of our pipeline.  We believe our current facilities are suitable and adequate to meet our current needs.  If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

Additional U.S. Facilities

We lease or expect to lease the following additional facilities in the United States:

•	We have a research facility located at 10 Knightsbridge Road, Piscataway, New Jersey 08854, where we lease approximately 22,000 square feet from a subsidiary of Genscript.
•

We are party to a lease with Janssen under which we expect to lease an approximately 106,000 square foot manufacturing facility from Janssen located in Raritan, New Jersey.  That lease will become effective on a future date in connection with EMA’s approval of our or MAA for cilta-cel, which we referred to as the Facility Transition Date.  For this facility, which we collaboratively operate with Janssen, we continue to invest in manufacturing, quality, information technology and distribution capabilities to support the launch of CARVYKTI™.

European Union

We lease or expect to lease the following facilities in the European Union:

•

We are party to leases with Janssen under which we expect to lease two facilities in Ghent, Belgium that will be used primarily for manufacturing.  Those leases, which include facilities of approximately 180,900 and 30,000 square feet, respectively, will become effective upon the Facility Transition Date.

•	We have an administrative office facility located in Ghent, Belgium, where lease approximately 4,500 feet.
•	We have a research facility located in Dublin, Ireland, where we lease approximately 8,300 square feet.

For our manufacturing sites in Europe, we are starting to prepare for building the manufacturing and distribution capabilities to support the Europe and rest of world.

PRC

We lease the following facilities in the PRC:

Address	Scheduled Lease Expiration	Leased Area	Use of Premises
3rd and 4th Floors, Building 6, Nanjing Life Science Town, 568 Longmian Avenue, Jiangning District, Nanjing	31-Dec-2026	1,924 square meters	Office and GMP manufacturing
1st and 2nd Floors, Building 6, North District, Life Science Town	31-Dec-2026	1,668 square meters	Office and GMP manufacturing
3rd, 4th and 5th Floors, Building 3, Nanjing Life Science Town	30-May-2023	2,038 square meters	Office and laboratory
Room 209, 2nd Floor, 298 Xiangke Road, Zhangjiang High-tech Park, Shanghai	30-Jun-2024	351.56 square meters	Office
4th Floor, Block A, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	23-Jul-2022	2,940.67 square meters	Office
4th Floor, Block E, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	31-Dec-2025	7,250 square meters	Laboratory
1st Floor, Building 5, 28 Yongxi Road, Jiangning District, Nanjing*	30-Jun-2025	1,000 square meters	Office and laboratory
Room 1818, 1859, 1860, 1861, 1862, 1865, 18th Floor, Building 9, 91 Jianguo Road, Chaoyang District, Beijing	31-May-2022	330 square meters	Office
Office 307-11, 3rd floor, Incubation building, Hainan Ecological Software Park, Laocheng High-tech Industry Demonstration District, Hainan Province	30-Apr-2022	3 Cubic Seats	Office
1st and 3rd Floors, Block B, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	1st floor: 25-Aug-2024; 3rd floor: 14-Sept-2024	1,279.8 square meters	Warehouse

In China, we are shifting strategies for a BCMA commercial production site and evaluating capabilities within Nanjing.

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

Overview

We are a global, clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 1,000 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs.

Our lead product candidate, ciltacabtagene autoleucel, or cilta-cel, is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen, for the treatment of MM. Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in RRMM patients with a manageable safety profile.  On February 28, 2022, FDA approved our product CARVYKTI™ (cilta-cel) for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody.  CARVYKTI™ marks the first product approved by a health authority for Legend Biotech.

Since our inception, our operations have focused on organizing and staffing our company, business planning, raising capital, establishing our intellectual property portfolio and conducting preclinical studies and clinical trials. With the exception of CARVYKTI™, we do not have any product candidates approved for sale and have not generated any revenue from product sales. From inception through December 31, 2021, we have funded our operations primarily with:

•	$3.9 million in capital contributions from Genscript;
•	$160.5 million in gross proceeds from the sale of our Series A Preference Shares;
•	$600 million in upfront and milestone payments from Janssen under our collaboration and license agreement;
•	$450.1 million in net proceeds from our IPO and an additional concurrent $12 million private placement with Genscript;
•	$300 million in net proceeds from our private placement to an investor and related warrant issuance in May 2021;
•	$323.4 million in net proceeds from our public offering of ADSs that closed in December 2021; and
•	$119.7 million in advances from Janssen under our collaboration and license agreement.

Since inception, we have incurred significant operating losses. Our net losses were $386.2 million and $303.5 million for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had accumulated losses of $817.0 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

•	continue our ongoing and planned research and development of cilta-cel for the treatment of RRMM;
•	continue our ongoing and planned clinical development for our other product candidates;
•	continue our ongoing and planned research and development activities;
•	seek to discover and develop additional product candidates and further expand our clinical product pipeline;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	continue to scale up internal and external manufacturing capacity with the aim of securing sufficient quantities to meet our capacity requirements for clinical trials and potential commercialization;
•	establish sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory approval;
•	develop, maintain, expand and protect our intellectual property portfolio;
•	acquire or in-license other product candidates and technologies;
•	hire additional clinical, quality control and manufacturing personnel;
•	add clinical, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
•	expand our operations globally; and
•	incur additional legal, accounting, investor relations and other expenses associated with operating as a public company.

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

In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we do not believe we are eligible to receive $280 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials. We have previously received the following milestone payments:

•	$25 million, $30 million, and $30 million in January 2019, September 2019 and January 2020, respectively, upon the dosing of a specified numbers of patients in our CARTITUDE-1 clinical trial,
•	a milestone payment of $25.0 million in September 2019 for the receipt of a response data readout from a specified number of patients in our CARTITUDE-1 clinical trial showing an ORR of at least 50%,
•	a milestone payment of $75 million in January 2021 in connection with the initiation of a rolling submission of a Biologics License Application to the U.S. FDA, for cilta-cel and
•	a milestone payment of $15 million in July 2021 in connection with the submission of a Marketing Authorization to the EMA; and
•

milestone payments of $50 million during February 2022 in connection with the submission of an NDA to the PMDA in Japan and the enrollment of a specified numbers of patients in our CARTITUDE-5 clinical trial.

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones and an additional $695 million consisting of $485 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones.

Furthermore, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million.  In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million.  Outstanding advances accrue interest at the London Interbank Offered Rate (LIBOR) published by the Wall Street Journal plus 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the collaboration and license agreement.  We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the collaboration and license agreement by Janssen due to our material breach of the agreement.  We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest.  As of December 31, 2021, the aggregate outstanding principal amount of such advances and interest were approximately $119.7 million and $0.8 million, respectively.

Impact of COVID-19 on Our Business

The COVID-19 situation is very fluid across the world where each country or the sites within a country could be impacted differently. For the year ended December 31, 2021, COVID-19 has had limited impact on our operations.

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

We typically use our employee, consultant and infrastructure resources across our development programs. We track outsourced development costs by allocating these costs to either our BCMA program or to all our other non-BCMA programs, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or preclinical programs. For the years ended December 31, 2021 and 2020, our total research and development expenses were $204.4 million and $164.0 million, respectively, for our BCMA program and $108.9 million and $68.2 million, respectively, for all other non-BCMA programs.

From inception through December 31, 2021, we have incurred approximately $777.2 million in research and development expenses to research and advance the development of our product candidates and preclinical programs. We expect our research and development expenses will increase for the foreseeable future as we seek to advance our preclinical programs and product candidates. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including the uncertainty of:

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

Selling and Distribution Expenses

Selling and distribution expenses consist primarily of costs incurred in connection with our commercial function’s activities and include salaries and related costs for personnel, including stock-based compensation, travel expenses, recruiting expenses, costs of sponsorships and consulting fees paid to external parties related to the marketing and development of cilta-cel.

Other Income and Gains

Other income and gains consist of finance income, fair value gains on financial assets at fair value change through profit or loss, government grants, foreign exchange gain and loss and rental income.

Revenue recognition

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If we perform by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Contract liabilities

A contract liability is recognized when a payment is received or a payment is due (whichever is earlier) from a customer before we transfer the related goods or services. Contract liabilities are recognized as revenue when we perform under the contract (i.e., transfers control of the related goods or services to the customer).

Upfront fees

Upfront payment is allocated to the performance obligations based on our best estimate of their relative stand-alone selling prices. The upfront fees of $350 million was included in the transaction price upon contract inception in 2017 and fully received by us in 2018.

Milestone payments

At the inception of each arrangement that includes milestone payments, we evaluate whether the milestones are considered probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is probable that a significant reversal of cumulative revenue would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control , such as regulatory approvals, are not considered probable of being achieved until those approvals are received. We evaluate factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgement involved in determining whether it is probable that a significant reversal of cumulative revenue would not occur. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. The milestone payments were allocated to the performance obligation based on our best estimate of their relative stand-alone selling prices unless the criteria under IFRS 15.85 are met, where the milestone payments are allocated entirely to the performance obligation which the milestone payments are specifically related to.

In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we do not believe we are eligible to receive $280 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials.  We have previously received the following milestone payments:

•	$25 million, $30 million, and $30 million in January 2019, September 2019 and January 2020, respectively, upon the dosing of a specified numbers of patients in our CARTITUDE-1 clinical trial,
•	a milestone payment of $25 million in September 2019 for the receipt of a response data readout from a specified number of patients in our CARTITUDE-1 clinical trial showing an ORR of at least 50%,
•	a milestone payment of $75 million in January 2021 in connection with the initiation of a rolling submission of a Biologics License Application to the U.S. FDA, for cilta-cel and
•	a milestone payment of $15 million in July 2021 in connection with the submission of a Marketing Authorization to the EMA; and
•

milestone payments of $50 million during February 2022 in connection with the submission of an NDA to the PMDA in Japan and the enrollment of a specified numbers of patients in our CARTITUDE-5 clinical trial.

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones and an additional $695 million consisting of $485 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price. Each milestone is achieved when the triggering event described in the collaboration and license agreement occurs.

Licenses of intellectual property

In assessing whether a license is distinct from the other promises, Legend Biotech considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, Legend Biotech considers whether the counterparty can benefit from a license for its intended purpose without the receipt of the remaining promise(s) by considering whether the value of the license is dependent on the unsatisfied promise(s), whether there are other vendors that could provide the remaining promise(s), and whether it is separately identifiable from the remaining promise(s). Legend Biotech evaluates the nature of a promise to grant a license in order to determine whether the promise is satisfied over time or at a point in time. Legend Biotech evaluated that the licenses are separate performance obligations which represent a right to use Legend Biotech’s license as it exists at the point in time that the license is granted. Revenue from licenses is recognized when the control of the right to use of the license is transferred to the customer.

Steering committee services

In assessing whether the preparation and participation in a Joint Steering Committee which leads to the commercialization of a new drug, or the JSC service, is a promised service in the arrangement, Legend Biotech concluded that the services are capable of being distinct from the intellectual property licenses and distinct within the context of the contract based on a careful evaluation of the specific facts and circumstances. It was determined that the largest portion of the transaction price should be allocated to the JSC service as Legend Biotech is responsible for a significant portion of the development work prior to commercialization. The performance obligation is satisfied over time as services are rendered. Revenue from JSC service is recognized on a straight-line basis over the period when the JSC service is provided.

Research and development costs

All research costs are charged to the statement of profit or loss as incurred.

Expenditures incurred on projects to develop new products is capitalized and deferred only when Legend Biotech can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Share-based compensation

The fair value of share options granted by Legend Biotech is estimated using the binomial model. The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the stock of comparable companies. Expiration date is the basis for determining the expected life of an option. The risk-free interest rate is based on treasury yield curve rates with a remaining term which approximates to the expected life assumed at the date of grant. Changes in these input variables would affect the amount of expense associated with equity-settled share option. The fair value of each restricted stock unit is determined by reference to market price of our shares at the respective grant date.

The compensation expense recognized for all share-based awards is measured by reference to the fair value at the date at which they are granted and is net of estimated forfeitures. Legend Biotech estimates forfeiture rates based on historical analysis of option an RSU forfeitures. If actual forfeitures vary from estimated forfeitures, adjustments to the compensation expense may be required.

For the years ended December 31, 2021, 2020 and 2019, the equity-settled share option expense was $2.4 million, $1.9 million and $1.3 million, respectively, and the equity-settled RSU expense was $17.8 million, $2.9 million and zero, respectively. Further details are contained in note 28 and 29 to the consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Our cash is held in readily available checking accounts. These securities are generally not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. As a result, a change in market interest rates would not have any significant impact on our cash balance.

Pursuant to our collaboration and license agreement with Janssen, the advances we receive from Janssen accrue interest at the rate of LIBOR plus 2.5%. Accordingly, changes in LIBOR could result in fluctuations in our cash flows. For example, based on the $119.7 million aggregate principal amount of advances outstanding from Janssen as of December 31, 2021, a 0.5% (fifty basis point) per annum increase in LIBOR would result in an additional $0.6 million per year in interest payable by Legend Biotech.

Inflation generally affects us by increasing the cost of labor and raw materials, which increases the costs of clinical trials and, in the event we commercialize any products, the costs of production. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2021, 2020 and 2019. We also do not believe that we are exposed to any material foreign currency exchange rate risk.

A.  Operating Results

Comparison of Fiscal Years Ended December 31, 2021 and 2020

The following table summarizes our results of operations for the fiscal years ended December 31, 2021 and 2020:

	Fiscal Year Ended December 31,		Increase
	2021	2020	(Decrease)
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	89,792	75,676	14,116
Operating expenses:
Research and development expenses	(313,346)	(232,160)	(81,186)
Administrative expenses	(46,939)	(23,147)	(23,792)
Selling and distribution expenses	(102,542)	(49,571)	(52,971)
Other income and gains	3,059	6,119	(3,060)
Other expenses	(9,132)	(346)	(8,786)
Fair value loss of warrant liability	(6,200)	—	(6,200)
Fair value loss of convertible redeemable preferred shares	—	(79,984)	79,984
Finance costs	(900)	(4,209)	3,309
Loss before tax	(386,208)	(307,622)	(78,586)
Income tax (expense)/credit	(1)	4,145	(4,146)
Loss for the period	(386,209)	(303,477)	(82,732)

Revenue

Revenue for the year ended December 31, 2021 was $89.8 million, compared to $75.7 million for the year ended December 31, 2020. This increase of $14.1 million was primarily driven by revenue recognized from three additional milestones achieved in the year ended December 31, 2021 and an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates during the year ended December 31, 2021. We have not generated any revenue from product sales to date.

Operating Expenses

Research and Development Expenses

Research and development expenses for the year ended December 31, 2021 were $313.3 million, compared to $232.2 million for the year ended December 31, 2020. This increase of $81.1 million was primarily due to continuous research and development activities in cilta-cel and for other pipeline items in the year ended December 31, 2021.

Administrative Expenses

Administrative expenses for the year ended December 31, 2021 were $46.9 million, compared to $23.1 million for the year ended December 31, 2020. This increase of $23.8 million was primarily due to our expansion of supporting administrative functions to facilitate continuous business expansion, research and development activities and establishment of commercialization infrastructure .

Selling and Distribution Expenses

Selling and distribution expenses for the year ended December 31, 2021 were $102.5 million, compared to $49.6 million for the year ended December 31, 2020. This increase of $52.9 million was primarily due to increased costs associated with commercial preparation activities for the launch of cilta-cel in the U.S.

Other Income and Gains

Other income and gains for the year ended December 31, 2021 was $3.1 million, compared to $6.1 million for the year ended December 31, 2020. This decrease of $3.0 million was primarily driven by less interest income from time deposits of lower average interest rate and less government grants.

Other Expenses

Other expenses for the year ended December 31, 2021 was $9.1 million, compared to $0.3 million for the year ended December 31, 2020. The increase was primarily due to foreign exchange loss and loss from disposal of assets.

Finance Costs

Finance costs for the year ended December 31, 2021 was $0.9 million, mainly composed of interest for advance funding, which is interest-bearing borrowings funded by the Janssen unde our collaboration and license agreement and constituted by principal and applicable interests upon such principal. Finance costs for the year ended December 31, 2020 was $4.2 million, resulting from the finance costs for the issuance of convertible redeemable preferred shares (Series A Preferred Shares) that were fully converted into ordinary shares upon the completion of our initial public offering in June 2020.

Fair Value Loss of Warrant Liability

Fair value loss of warrant liability for the year ended December 31, 2021 was $6.2 million caused by changes in fair value of a warrant that we issued to an institutional investor through a private placement transaction in May 2021 with an initial fair value of $81.7 million at the issuance date. Concurrently, ordinary shares were sold to the same institutional investor in a private placement transaction. The warrant was assessed as a financial liability with a fair value of $87.9 million as of December 31, 2021.

Fair Value Loss of Convertible Redeemable Preferred Shares

For the year ended December 31, 2020, Legend Biotech reported a one-time non-cash charge of $80.0 million caused by changes of fair value of Series A Preferred Shares. Upon consummation of Legend Biotech’s U.S. initial public offering, all outstanding Series A Preferred Shares were converted into ordinary shares of Legend Biotech and all accrued but unpaid dividends were settled in the form of ordinary shares of Legend Biotech.  No such fair value loss was experienced in 2021 as the Company has no outstanding Series A Preferred Shares after the listing.

Income Tax (Expense)/Credit

Income tax expense for the year ended December 31, 2021 was $1,300 compared to $4.1 million of income tax credit for the year ended December 31, 2020.

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

Revenue

Revenue for the year ended December 31, 2020 was $75.7 million, compared to $57.3 million for the year ended December 31, 2019. This increase of $18.4 million was primarily driven by revenue recognized from an additional milestone achieved of higher amount. We have not generated any revenue from product sales to date.

Operating Expenses

Research and Development Expenses

Research and development expenses for the year ended December 31, 2020 were $232.2 million, compared to $161.9 million for the year ended December 31, 2019. This increase of $70.3 million was primarily due to a higher number of clinical trials, a higher number of patients enrolled in those trials and a higher number of research and development product candidates in the year ended December 31, 2020.

Administrative Expenses

Administrative expenses for the year ended December 31, 2020 were $23.1 million, compared to $6.8 million for the year ended December 31, 2019. This increase of $16.3 million was primarily due to our expansion of supporting administrative functions to aid continued research and development activities.

Selling and Distribution Expenses

Selling and distribution expenses for the year ended December 31, 2020 were $49.6 million, compared to $25.6 million for the year ended December 31, 2019. This increase of $24.0 million was primarily due to increased costs associated with commercial preparation activities for cilta-cel.

Other Income and Gains

Other income and gains for the year ended December 31, 2020 was $6.1 million, compared to $7.1 million for the year ended December 31, 2019. This decrease of $1.0 million was primarily driven by reduced average interest rates for time deposits that generate interest income.

Other Expenses

Other expenses for the year ended December 31, 2020 were $0.3 million, compared to $0.2 million for the year ended December 31, 2019. The increase was primarily due to foreign exchange losses.

Income Tax (Expense)/Credit

Income tax credit for the year ended December 31, 2020 was $4.1 million compared to $2.6 million of income tax expense for the year ended December 31, 2019.

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

Upfront fees

Upfront payment is allocated to the performance obligations based on our best estimate of their relative stand-alone selling prices. The upfront fees from Janssen of $350.0 million were included in the transaction price upon contract inception in 2017 and fully received by us in 2018.

Milestone payments

At the inception of each arrangement that includes milestone payments, we evaluate whether the milestones are considered highly probable of being achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant reversal of cumulative revenue would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgement involved in determining whether it is highly probable that a significant reversal of cumulative revenue would not occur. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjust our estimate of the overall transaction price. The milestone payments were allocated to the performance obligations based on our best estimate of their relative stand-alone selling prices unless the criteria under IFRS 15.85 are met, where the milestone payments are allocated entirely to the performance obligations which the milestone payments are specifically related to.

In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we do not believe we are eligible to receive $280 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials.  We have previously received the following milestone payments:

•	$25 million, $30 million, and $30 million in January 2019, September 2019 and January 2020, respectively, upon the dosing of a specified numbers of patients in our CARTITUDE-1 clinical trial,
•	a milestone payment of $25 million in September 2019 for the receipt of a response data readout from a specified number of patients in our CARTITUDE-1 clinical trial showing an ORR of at least 50%,
•	a milestone payment of $75 million in January 2021 in connection with the initiation of a rolling submission of a Biologics License Application to the U.S. FDA, for cilta-cel and
•	a milestone payment of $15 million in July 2021 in connection with the submission of a Marketing Authorization to the EMA; and
•

milestone payments of $50 million during February 2022 in connection with the submission of an NDA to the PMDA in Japan and the enrollment of a specified numbers of patients in our CARTITUDE-5 clinical trial.

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones and an additional $695 million consisting of $485 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price. Each milestone is achieved when the triggering event described in the collaboration and license agreement occurs.

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

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by an external value using a binomial model, and the fair value of each restricted stock unit is determined by reference to market price of our shares at the respective grant date. See note 28 and note 29 to our consolidated financial statements beginning on page F-1 of this Annual Report on Form 20-F for further details.

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

The following table lists the inputs to the model used:

	Year Ended December 31,
	2021	2020
Expected life of options (years)	10	10
Expected volatility	73.2%-76.4%	73.0%-87.2%
Risk-free interest rate	0.03%-1.72%	0.07%-0.91%
Dividend yield	0%	0%

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

Qualitative and Quantitative Disclosures about Market Risk

Our cash is held in readily available checking accounts. These securities are generally not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. As a result, a change in market interest rates would not have any significant impact on our cash balance.

Pursuant to our collaboration and license agreement with Janssen, the advances we receive from Janssen accrue interest at the rate of LIBOR plus 2.5%. Accordingly, changes in LIBOR could result in fluctuations in our cash flows. For example, based on the $119.7 million aggregate principal amount of advances outstanding from Janssen as of December 31, 2021, a 0.5% (fifty basis point) per annum increase in LIBOR would result in an additional $0.6 million per year in interest payable by Legend Biotech.

Inflation generally affects us by increasing the cost of labor and raw materials, which increases the costs of clinical trials and, in the event we commercialize any products, the costs of production. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2021, 2020 or 2019.

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

With the exception of our first product, CARVYKTI™, which was approved by the FDA on February 28, 2022 for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, we do not currently have any approved products and we have never generated any revenue from product sales. From inception through December 31, 2021, we have funded our operations primarily with:

•	$3.9 million in capital contributions from Genscript;

•	$160.5 million in gross proceeds from the sale of our Series A Preference Shares;
•	$600 million in upfront and milestone payments from Janssen under our collaboration and license agreement;
•	$450.1 million in net proceeds from our IPO and an additional concurrent $12 million private placement with Genscript;
•	$300 million in net proceeds from our private placement to an investor and related warrant issuance in May 2021;
•	$323.4 million in net proceeds from our public offering of ADSs that closed in December 2021; and
•	$119.7 million in advances from Janssen under our collaboration and license agreement.

As of December 31, 2021, Legend Biotech had approximately $688.9 million of cash and cash equivalents, approximately $168.2 million of time deposits, approximately $29.9 million of financial assets measured at amortized cost and accumulated losses of $817.0 million.

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

Cash Flows

The following table shows a summary of our cash flow:

	Year Ended December 31,
	2021	2020	2019
	(in thousands)
Net cash used in operating activities	$(198,465)	$(223,005)	$(83,065)
Net cash used in investing activities	(194,983)	(24,169)	(58,652)
Net cash from financing activities	626,663	618,879	14,666
Net increase/(decrease) in cash and cash equivalents	$233,215	$371,705	$(127,051)

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was $198.5 million, primarily as a result of net loss before tax of $340.5 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items mainly include $6.2 million of fair value loss of warrant liability and $20.2 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $24.6 million primarily resulted from receipt of a milestone payment of $75.0 million offset by an increase of $50.0 million in milestone payments achieved and an increase of $0.4 million in royalty revenue receivable during the year; an increase of $142.1 million in other payables and accruals mainly due to an increase in collaboration expenses payables; and offset by a decrease of $22.3 million in contract liabilities.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was $195.0 million, consisting primarily of purchases of property, plant and equipment of $43.9 million, purchase of intangible assets of $3.2 million, purchase of financial assets measured at amortized cost of $29.8 million and purchases of time deposits of $298.1 million, partially offset by a decrease in time deposits of $180.0 million.

Net cash used in investing activities for the year ended December 31, 2020 was $24.2 million, consisting primarily of $49.8 million in purchases of property, plant, equipment and intangible assets, and purchase of time deposits of $50.0 million, offset by recovered the time deposits of $75.6 million.

Net cash used in investing activities for the year ended December 31, 2019 was $58.7 million, consisting primarily of purchases of property, plant and equipment of $38.6 million and purchases of time deposits of $75.6 million, partially offset by collection of cash advances from related parties of $63.0 million.

Financing Activities

Net cash from financing activities for the year ended December 31, 2021 was $626.7 million, consisting primarily of net proceeds from issuance of ordinary shares for follow-on public offering of $323.4 million in December, issuance of ordinary shares and warrant to an institutional investor of $300.0 million in May and proceeds from exercise of share option of $4.6 million, partially offset by principal portion of lease payments of $1.4 million.

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

Capital Expenditure

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to $47.7 million, $52.6 million and $46.8 million, respectively. These expenditures primarily consisted of property, plant, equipment and intangible assets.

As of December 31, 2021 and 2020, we had commitments for capital expenditures of approximately $25.9 million and $33.6 million, respectively, primarily for contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. We anticipate our capital expenditure in 2022 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in the United States and China, where our principal research and development facilities are currently located.

Funding Requirements

The following table sets forth our contractual obligations and commitments as of December 31, 2021:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease obligations	$1,002	$1,072	$402	$265	$2,741
Capital commitment	$20,905	$4,992	—	—	$25,897
Total	$21,907	$6,064	$402	$265	$28,638

This includes capital commitments, as well as payments due under operating leases for our facilities in New Jersey, Ireland and China.

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

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, following FDA’s approval of CARVYKTI™, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

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

In addition to cilta-cel, we have a broad portfolio of earlier-stage product candidates.  Identifying potential product candidates and conducting preclinical studies and clinical trials is a time- consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.

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

Under our December 2017 collaboration and license agreement with Janssen Biotech for the worldwide development and commercialization of cilta-cel, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million.  In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million.  Outstanding advances accrue interest at the London Interbank Offered Rate (LIBOR) published by the Wall Street Journal plus 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the collaboration and license agreement.  We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the collaboration and license agreement by Janssen due to our material breach of the agreement.  We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest.  As of December 31, 2021, the aggregate outstanding principal amount of such advances and interest were approximately $119.7 million and $0.8 million, respectively.

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

E.  Critical Accounting Estimates

See notes 2 and 3 to our consolidated financial statements for a description of our significant accounting policies, including significant accounting judgements and estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth certain information relating to our current directors and executive officers as of March 1, 2022:

Name	Age	Position
Executive Officers
Ying Huang, Ph.D.	49	Chief Executive Office and Chief Financial Officer
Lori Macomber	51	Vice President, Finance
Non-Employee Directors
Ye (Sally) Wang, M.S.	53	Chairwoman of the Board of Directors
Ying Huang, Ph.D.	49	Director
Li Zhu Ph.D.	72	Director
Darren Xiaohui Ji, M.D., Ph.D.	60	Independent Director
Corazon D. Sanders Ph.D.	65	Independent Director
Yau Wai Man Philip, CPA	45	Independent Director
Patrick Casey, Ph.D.	65	Independent Director

Executive Officers

Ying Huang, Ph.D., has served as our chief executive officer since September 2020 and as our chief financial officer since July 2019. Dr. Huang has also been a director of Quanta Therapeutics, Inc., a privately-held company, since February 2022.  Prior to joining us, Dr. Huang was a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc. from August 2014 to July 2019, where he led a team of analysts covering more than 30 biotechnology companies including Amgen, Gilead, Celgene, Biogen and others that encompass a wide range of therapeutic areas. Dr. Huang has been a biotechnology analyst since 2007 and previously worked at Wells Fargo (formerly Wachovia), Credit Suisse, Gleacher and Barclays before joining BofA Securities, Inc. Prior to his Wall Street career, Dr. Huang was a Principal Scientist at Schering-Plough (now Merck & Co.) in the Department of Chemical Research focusing on small molecule drug discovery in the therapeutic areas of cardiovascular and central nervous system. He is also the co-author of multiple patents and peer-reviewed publications. Dr. Huang holds a Ph.D. in Bio-organic Chemistry from Columbia University. Dr. Huang also studied at Columbia Business School and in the Special Class for the Gifted Young at the University of Science and Technology of China. In December 2021, Dr. Huang was appointed to our Board of Directors as a Class I director.

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

Employee Directors

Ying Huang, Ph.D. has served as our director since December 2021.  Dr. Huang has also served as our chief executive officer since September 2020 and as our chief financial officer since July 2019.

Non-Employee Directors

Ye (Sally) Wang, M.S., has served as the chairwoman of our board of directors since November 2020 and as our director since May 2015. Ms. Wang served as the Chief Operating Officer of Genscript from April 2014 to November 2017, has served on Genscript’s board of directors since 2009 and has served as Genscript’s President since December 2017, responsible for Genscript’s strategies and overall operational management. She co-founded the Genscript group in 2002 and has taken various managerial positions in Genscript Corporation before Genscript became the holding company of the Genscript group of companies. Prior to joining Genscript, she worked as an Environmental Monitoring Engineer at Shenzhen Futian Environment Protection Surveillance Station. Ms. Wang also serves as a director for Probio Technology Limited, Bestzyme Biotech Corporation, MapleBio (Nanjing) Co., Ltd., and CustomArray, Inc.. Ms. Wang is a Partner for Nanjing Genbest Enterprise Management Center and is a Trustee and President of Ren-Shiu Foundation, Inc. Ms. Wang holds an M.S. degree from Wuhan University, a Master’s degree in Computer Sciences from the University of Bridgeport and an Executive M.B.A degree from the China Europe International Business School.

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

Corazon (Corsee) Sanders, Ph.D., has served as our director since May 2020. Dr. Sanders has been a member of the board of directors of Molecular Templates, Inc. since December 2019, of AltruBio Inc. (f/k/a AbGenomics Holdings Inc.) since March 2020, of Beigene, Ltd since August 2020, and of Ultragenyx Pharmaceuticals, Inc. since June 2021. Dr. Sanders previously served as a Strategic Advisor to the Office of the Celgene Chief Medical Officer from March 2018 to November 2019. Prior to that, Dr. Sanders was a Member of the Juno Therapeutics Executive Committee as Executive Vice President of Development Operations, with responsibilities for strategic operations, quantitative sciences, biosample and clinical operations from January 2017 to March 2018. Dr. Sanders was a Member of the Genentech/Roche Late Stage Portfolio Committee from 2009 to 2017, and Global Head of the Genentech/Roche Late Stage Clinical Operations from 2012 to 2017. Dr. Sanders also serves as a Strategic Advisor to the Fred Hutchinson Cancer Research Center and, since July 2019, has been a member of its Board of Trustees. Dr. Sanders holds a B.S. and M.S. in statistics, graduating Magna Cum Laude from the University of the Philippines, and an M.A. and Ph.D. in statistics from the Wharton Doctoral Program at the University of Pennsylvania.

Yau Wai Man Philip, CPA, has served as our director since May 2020. Mr. Yau has been the chief financial officer of C. & J. Clarks International Limited since October 2021.  Prior to that, he was the non-executive vice chairman of AMTD Group, at which he led strategy development, corporate finance and investment functions from 2016 to December 2019. From 2011 to March 2016, he worked at Ernst & Young China Practice as a partner, risk advisory China South market leader, serving clients in Greater China, where he advised on finance, management, and business issues. From 2006 to 2011, he worked at Protiviti Shanghai Co., Ltd. as a managing director and Shenzhen office leader, where he was primarily responsible for overall management of the company. From 1997 to 2006, he worked at PricewaterhouseCoopers and Arthur Andersen & Co., his most recent position being senior manager in the risk consulting practice. Mr. Yau is a certified public accountant in the United States, a fellow member of the Hong Kong Institute of Certified Public Accountants, and a certified internal auditor with the Institute of Internal Auditors. Mr. Yau holds a B.A. in accounting from the Lundquist College of Business of

University of Oregon in the United States and an Executive M.B.A. from a joint school program by Kellogg School of Management, Northwestern University and the Hong Kong University of Science and Technology.

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

B.  Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of $2,672,441.04 in cash and benefits to our executive officers, including former executive officers, Dr. Yuan Xu and Dr. Frank Zhang, and non-employee directors. During the year ended December 31, 2021, we paid our non-employee directors $300,000. For the year ended December 31, 2021, stock options to purchase 30,000 ordinary shares with an exercise price of $14.12 per ordinary share and an expiration date of March 28, 2031 were issued to Patrick Casey, PhD, our new non-employee director, as compensation under the Share Option Scheme and restricted share unit awards for 54,172 ordinary shares were issued to non-employee directors as compensation under the 2020 Restricted Shares Plan. For additional information about share incentive grants to our officers and directors, see Item 6.B. “Directors, Senior Management and Employees — Compensation — Equity Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

Our board of directors has adopted a non-employee director compensation policy, pursuant to which each of our directors who is not an employee of our company or affiliated with an entity that beneficially owns 5% or more of our outstanding shares of common stock, which is Dr. Ji, Dr. Sanders, Mr. Yau and Dr. Casey, is eligible to receive compensation for service on our board of directors and committees of our board of directors. Each eligible director receives an annual cash retainer of $75,000 for serving on our board of directors. All annual cash compensation amounts are payable in equal quarterly installments in advance within the first 30 days of each quarter in which the service will occur.  During the year ended December 31, 2021, our board of directors approved a one-time payment of $15,000 each for non-employee directors Dr. Darren Xiaohui Ji, Dr. Corazon D. Sanders and Mr. Yau Wai Man.  This payment was approved in light of the substantial time commitment contributed by such non-employee directors during the course of the year ended December 31, 2020.

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

The employment is “at will” and may be terminated at any time. Pursuant to the employment agreement, Dr. Huang is entitled to an initial annual base salary of $642,000. Commencing in 2021, Dr. Huang is also eligible to receive an annual performance bonus, with a target bonus of 65% of his base salary. Dr. Huang is also entitled to receive an annual award of $1,000,000 in our restricted stock units, which will vest in three equal installments on each of the first three anniversaries of the grant date, subject to continued service and achievement of any performance objectives established by our board of directors. In 2021, Dr. Huang was entitled to receive a one-time award of share options to purchase 300,000 ordinary shares at an exercise price equal to the fair market value on the grant date, which will vest in three equal installments on each of the first three anniversaries of their grant date, subject to continued service and achievement of any performance objectives established by our board of directors.

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

In September 2019, we entered into an offer letter with Ms. Macomber, our current Vice President, Finance and our principal financial officer. The employment is “at will” and may be terminated at any time. Ms. Macomber is entitled to an annual base salary of $284,138 and is eligible to receive an annual performance bonus. Ms. Macomber participates in our performance-based share option and restricted stock unit schemes.  Share options awards vest in equal installments on each of the first five anniversaries of the grant date and restricted stock units vest in equal installments on each of the first three anniversaries of the grant date.

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

As of December 31, 2021, options covering 9,529,158 ordinary shares with a weighted-average exercise price of $2.90 per share were outstanding, and 4,732,466 ordinary shares remained available for the future option grants.  During the period from November 29, 2019 through December 9, 2019, the Company granted to certain employees of the Company options to purchase ordinary shares of the Company pursuant to the Company’s Share Option Scheme with an exercise price of $1.50 per ordinary share.  As a result of the Company’s filing of a registration statement with the U.S. Securities and Exchange Commission in connection with its initial public offering, certain listing rules of the Hong Kong Stock Exchange to which Genscript are subject became applicable.  These Hong Kong Stock Exchange listing rules provided that during the period commencing six months prior to the filing of such registration statement through the listing date of the Company’s American Depositary Shares, the exercise price of any granted stock options could be no lower than the $23.00 per ADS (each ADS representing two ordinary shares of the Company) public offering price in the initial public offering.  Accordingly, in order to comply with this Hong Kong listing rule, the Company applied an adjustment to the affected share options, and the exercise price of each such option was adjusted to $11.50 per ordinary share.  In connection with this adjustment, the Company agreed to pay each employee holding affected stock options an amount in cash representing the difference between the adjusted exercise price over the original exercise price upon exercising of such options.

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

The maximum aggregate number of shares that may be issued pursuant to all awards granted under the RSU Scheme is 11,000,000 shares. As of December 31, 2021, restricted share units covering 2,601,187 ordinary shares were outstanding, and 8,049,597 ordinary shares remained available for future grant under the RSU Scheme.

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

C.  Board Practices

Board of Directors

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he or she is interested, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (a) such director has declared the nature of his or her interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he or she knows his or her interest then exists, or in any other case at the first meeting of the board after he or she knows that he or she is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. In accordance with the Nasdaq listing requirements, as a foreign private issuer, we may rely on home country governance requirements and certain exemptions thereunder rather than relying on the stock exchange corporate governance requirements. However, our board of directors has undertaken a review of the independence of the directors. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Darren Xiaohui Ji, Corazon D. Sanders, Yau Wai Man Philip and Patrick Casey, representing four of our seven directors, are “independent directors” as defined under current rules and regulations of the SEC and Nasdaq. In making such determination, our board of directors considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out their responsibilities.

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

Terms of Directors and Executive Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each director is currently elected to the board for a one-year term, to serve until the election and qualification of successor directors at the annual meeting of shareholders, or until the director’s earlier removal, resignation or death. In accordance with our amended and restated memorandum and articles of association, our board of directors is divided into three classes, each of which consists, as nearly as possible, of one-third of the total number of directors constituting our entire board and which serve staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire are elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	Class I, which consists of Ye Wang, Darren Xiaohui Ji and Ying Huang, and their term expires at our annual meeting of shareholders in 2024;
•	Class II, which consists of Patrick Casey and Yau Wai Man Philip, and their term expires at our annual meeting of shareholders in 2022; and
•	Class III, which consists of Li Zhu and Corazon D. Sanders, and their term expires at our annual meeting of shareholders in 2023.

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

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Total Number of Directors	7
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	5	0	0

Part II: Number of Directors Who Identify in Any of the Categories Below:
African American or Black	0	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	2	4	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	0	1	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0
Persons with Disabilities	0

D.  Employees

As of December 31, 2021, we had 1,071 employees, 129 of whom hold Ph.D. and/or M.D. degrees. Of these 1,071 employees, 371 are engaged in research and development activities and 121 are engaged in business development, finance, information systems, facilities, human resources or administrative support. None of our employees is subject to a collective bargaining agreement. We consider our relationship with our employees to be good.

At each date shown, we had the following number of employees engaged in either administrative or research and development functions, as indicated below.

	As of December 31,
	2021	2020
Function:
General and administrative	121	76
Research and development	371	388
Sales and marketing	60	24
Others	519	394
Total	1,071	882
Geography:
United States	475	295
Asia-Pacific	582	579
Europe	14	8
Total	1,071	882

E.  Share Ownership

For information regarding the share ownership of our directors and executive officers, see “Item 6.B Directors, Senior Management and Employees—Compensation” and “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

We had 308,456,852 ordinary shares outstanding as of December 31, 2021. Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2020:

•	Each of our directors and executive officers;
•	All of our directors and executive officers as a group; and
•	Each person known to us to beneficially own more than 5% of our ordinary shares.

Except as otherwise indicated, the business addresses of the persons listed in the table is c/o Legend Biotech Corporation, 2101 Cottontail Lane, Somerset, New Jersey, 08873.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2021, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number of ordinary shares beneficially owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Genscript Biotech Corporation(1)	174,497,556	56.6%
Hillhouse Investment Management, Ltd. (2)	33,609,850	10.9%
AquaPoint L.P.(3)	30,320,000	9.83%
Fangliang Zhang, Ph.D.(4)	33,816,490	10.96%
Executive Officers and Directors:
Ying Huang, Ph.D.(5)	5,308	*
Lori Macomber, M.S.	—	—
Ye (Sally) Wang, M.S. (6)(7)	16	*
Darren Xiaohui Ji, M.D., Ph.D. (8)	14,696	*
Corazon D. Sanders, Ph.D (9)	16,144	*
Yau Wai Man Philip, CPA (10)	16,144	*
Li Zhu, Ph.D (11)	716	*
Patrick Casey, Ph.D	—	—
All Current Executive Officers and Directors as a Group (8 persons)	53,024	*

* Represents beneficial ownership of less than 1% of our total outstanding shares.

1)

Consists of (i) 169,680,000 ordinary shares held by Genscript Biotech Corporation before our initial public offering, (ii) 1,043,478 ordinary shares issued to Genscript Biotech Corporation in the concurrent private placement, which are offset by 725,922 ordinary shares underlying ADSs that Genscript distributed to its shareholders to effect the assured entitlement distribution pursuant to the rules of the Hong Kong Stock Exchange, and (iii) 4,500,000 ordinary shares underlying 2,250,000 ADSs that Genscript Biotech Corporation purchased in connection with Legend Biotech’s follow-on offering completed in December 2021. The address for Genscript is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

2)

Consists of 2,800,000 ordinary shares held by funds managed by  HHLR Fund, L.P. (“HHLR”) and 30,809,850 ordinary shares (including 10,000,000 ordinary shares underlying warrants) held by funds managed by Hillhouse Investment Management, Ltd. (“HIM”). HHLR and HIM are under common control and share certain policies, personnel and resources.  The address for each of HHLR and HIM is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

3)	Consists of 30,320,000 ordinary shares held by AquaPoint L.P. The address for AquaPoint L.P. is Cayman Corporate Centre, 27 Hospital Road, P.O. Box 1748, George Town KY1-1109, Caymand Islands.
4)

Consists of (i) the shares described in footnote (3), and (ii) 3,496,490 ordinary shares as of December 31, 2021 due to exercise of share options, over which Dr. Zhang has voting power pursuant to an irrevocable proxy with the holders of such options, including shares (i) subject to options exercised but not sold as of December 31, 2021, (ii) subject to vested but unexercised options as of December 31, 2021 and (iii) subject to options scheduled to vest within 60 days thereafter. Dr. Zhang is shareholder of Genscript Biotech Corporation, a publicly traded company on the Hong Kong Stock Exchange, but does not have voting or dispositive power over the shares held by Genscript Biotech Corporation.

5)	Consists of 2,654 ADSs directly held by Dr. Huang.
6)

Ms. Wang directly holds 32.9% of AquaPoint L.P., whose general partner is Genscript Corporation, the largest holder of our majority shareholder, Genscript Biotech Corporation. Ms. Wang does not hold any voting or dispositive power over the ordinary shares held by AquaPoint L.P.  Ms. Wang also directly holds 26,152 shares of Genscript and vested employee stock options to acquire 44,762,194 shares of Genscript.

7)

Consists of 8,696 ordinary shares directly held by Dr. Ji.  Also includes options to acquire 6,000 ordinary shares exercisable within 60 days of December 31, 2021, of which Dr. Ji has dispositive power but not voting power over.

8)

Consists of 8,696 ordinary shares directly held by Dr. Sanders.  Also includes options to acquire 6,000 ordinary shares exercisable within 60 days of December 31, 2021, of which Dr. Sanders has dispositive power but not voting power over.

9)

Consists of 8,696 ordinary shares directly held by Mr. Yau.  Also includes options to acquire 6,000 ordinary shares exercisable within 60 days of December 31, 2021, of which Mr. Yao has dispositive power but not voting power over.

10)	Consists of 358 ADSs directly held by Dr. Zhu.

None of our principal shareholders has voting rights different than our other shareholders.

As of December 31, 2021, we estimate that 106,948,851 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by two holders of record. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.

B.  Related Party Transactions

The following is a description of related party transactions we have entered into since January 1, 2021 in which the amount involved exceeded or will exceed $120,000, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.

Transactions with our Majority Shareholder Genscript

Genscript is our majority shareholder, owning approximately 56.6% of our outstanding ordinary shares as of March 1, 2022. Below are a summary of the other transactions we are party to with Genscript. As we continue to grow and execute on our business strategy, we anticipate that from time to time we will likely continue to enter into similar and other transactions with Genscript where we can take advantage of the resources and expertise that

Genscript can provide. Any future transaction we enter into with Genscript would be evaluated at an arms’ length basis and approved in accordance with our related person transaction policy described below.

Purchase of ADSs from Legend Biotech

We consummated a public offering of 8,615,575 ADSs (reflecting a partial exercise of the over-allotment option by the underwriters to purchase an additional 1,115,575 ADSs) at a price to the public of $40.00 per ADS that closed on December 20, 2021.  In that public offering, Genscript purchased 2,250,000 of our offered ADSs at the public offering price of $40 per ADS.

Exclusive Licensing of Patents to Nanjing Probio Biotech Co., Ltd.

We entered into the Exclusive License Agreement dated as of August 18, 2021 with Nanjing Probio Biotech Co., Ltd (Probio), a related party controlled by Genscript, pursuant to which Legend granted to Probio and its affiliates an exclusive license under specified patents and related know-how in exchange for Probio’s payment to Legend of $1.5 million and its agreement to provide, within two years of the date of the agreement, $1.5 million in the form of CDMO services to Legend.

Funding of Certain Legal Fees

During the year ended December 31, 2021, we funded $177,156 of legal fees incurred by Genscript in connection with our securities offering activities.

IT Department and Human Resources Service Level Agreements

Legend Biotech USA Inc., Legend Biotech Ireland Limited and Nanjing Legend Biotech Co., Ltd. are each party to information technology support services agreements with a subsidiary of Genscript. We expect to pay this subsidiary of Genscript approximately $150,000 during 2022 in consideration of its performance of infrastructure related support services to us under these agreements.  We expect to terminate these agreements on or before June 30, 2022.  In addition, a subsidiary of Genscript provided certain application-related support services to Nanjing Legend Biotech Co., Ltd. under an agreement that expired at the end of 2021. We and Genscript are in discussions to extend that agreement for another year and, if extended, we expect to pay Genscript approximately $150,000 under the extended agreement during 2022.

In February 2020, we entered into the human resources service level agreement, or the Human Resources Agreement, with Genscript. Pursuant to that agreement, Genscript provided human resources services to us, such as managing long-term incentives globally and payroll services for Ireland. That agreement terminated during September 2021.

Facilities

Piscataway. In February 2018, we entered into a lease agreement with Genscript USA Holdings, Inc., a subsidiary of Genscript , under which we lease an approximately 22,000 square foot facility in Piscataway, New Jersey at a cost of $60,000 per month. In January 2020, we entered into an additional lease agreement. The lease term is from January 1, 2020 to December 31, 2021. Although the lease has expired, we continue to occupy the premises, and we and Genscript are in discussions regarding extension of the lease.  The cost of the lease is expected to be approximately $600,000 for 2022.

Animal Facility Lease and Services Agreements.  We are party to an animal facility lease agreement with Nanjing Genscript Biotechnology Co., Ltd., a subsidiary of Genscript, or Genscript Nanjing. Under the agreement, we lease a 1,000 square meter animal facility in Nanjing, China, at a cost of approximately RMB 51,000 per month ($7,994 per month, based on the conversion rate of RMB 6.38 to $1.00, which was the exchange rate on December 31, 2021) (value-added tax, or VAT, included). The lease expires in June 2025.  In addition, we entered into an Animal Technical Service Agreement with Genscript Nanjing during April 2021, pursuant to which Genscript Nanjing provides facility operation, animal procurement, quarantine, animal feeding and care, and animal testing compliance services  to us.  While that agreement terminated in September 2021, we and Genscript are in discussions regarding its extension.  We expect that the extended agreement will cover substantially the same services, that we will pay Genscript approximately $1.5 million per year in services fees under the agreement, and that the agreement will have a scheduled expiration date during December 2024.

Dublin.  In 2018, we entered into a lease agreement with Tango Medic SLU, under which we lease an approximately 8,300 square foot facility in Dublin, Ireland at a cost of approximately 13,000 Euro (€) per month.  The term of this lease is from August 2018 to August 2028.  Genscript has guaranteed our obligations under this lease.

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

Further, Genscript has not conducted a comprehensive internal review of all transactions it handled on our behalf prior to the IPO. Accordingly, our ability to ascertain the risk of our exposure to the Authority’s investigation is limited and there is risk that we may become a subject of the Authority’s investigation in the future, and thereafter subject to proceedings, penalties and restrictions on our activities.

In May 2021, Dr. Zhang and the four employees of Genscript, along with two PRC subsidiaries of Genscript, were notified by the Authority that the investigation was complete, and that their respective matter had been handed over to the Zhenjiang Municipal People’s Procuratorate, or the Procuratorate, for examination and possible prosecution. In July 2021, the Procuratorate returned the case to the Authority for supplementary investigation. As of the date of this Annual Report on Form 20-F, the supplementary investigation is completed and the Authority has handed the case back to the Procuratorate. Whether or when the Procuratorate will pursue pressing any charges against GenScript, Dr. Zhang or Genscript employees remains undecided. To the best of our knowledge, no charges have been filed to date against Dr. Zhang, Genscript or us and the Authority has not notified us that we are a target of the Authority’s investigation.

As of March 15, 2022, no charges have been filed in PRC against us or any of our current or former officers or directors, and to our knowledge, we are not a target of the Authority’s investigation.

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

Passive Foreign Investment Company Consequences

In general, a corporation organized outside the United States will be treated as a passive foreign investment company, or PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income ” (the “PFIC income test”), or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income (the “PFIC asset test”). Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our initial public offering and other fundraising activities in our business. Based on our operating history and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ending December 31, 2021.  There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, including the current taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending December 31, 2021, and expresses no opinion with regard to our expectations regarding our PFIC status for the current or future taxable years.

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

Information Reporting and Backup Withholding

U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Item 10.E. Additional Information—Taxation—Passive Foreign Investment Company Consequences”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting. In addition to these requirements, U.S. holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the ADSs.

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

I.  Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our cash is held in readily available checking accounts and time deposits. These securities are generally not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. As a result, a change in market interest rates would not have any significant impact on our cash balance.

Pursuant to our collaboration and license agreement with Janssen, the advances we receive from Janssen accrue interest at the rate of LIBOR plus 2.5%. Accordingly, changes in LIBOR could result in fluctuations in our cash flows. For example, based on the $119.7 million aggregate principal amount of advances outstanding from Janssen as of December 31, 2021, a 0.5% (fifty basis point) per annum increase in LIBOR would result in an additional $0.6 million per year in interest payable by Legend Biotech.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2020 and 2021.

We also do not believe that we are exposed to any material foreign currency exchange rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

Not Applicable.

B.  Warrants and Rights

In connection with the PIPE Offering in May 2021, as described below in “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds”, we agreed to issue and sell to an institutional investor, concurrently with the PIPE Offering, a warrant exercisable for up to an aggregate of 10,000,000 ordinary shares.  The warrant is exercisable, in whole or in part, at an exercise price of $20 per ordinary share, equivalent to a price of $40 per ADS, it became exercisable on May 19, 2021 and it will remain exercisable until the two-year anniversary of that date.  The 10,000,000 ordinary shares issuable upon exercise of the warrant were registered pursuant to our Registration Statement on Form F-3, effective July 13, 2021. As of December 31, 2021, the warrant had not been exercised in whole or part.

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

Fees and Payments from the Depositary to Us

Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. We anticipate that the fees shared with us by the depositary, after deduction of applicable U.S. taxes, will be substantially similar to those shared with us during fiscal year 2020, or approximately US$0.9 million.

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

Upon receipt, the net proceeds from our IPO were held in cash, cash equivalents and time deposits and investments. As of December 31, 2021, there has been no material change in the planned use of the remaining proceeds from our IPO from those disclosed in the Prospectus on Form 424B4 (File No. 333-238232) filed with the SEC on June 8, 2020.  The net proceeds from our IPO will be used, together with our cash and cash equivalents, short-term and long-term investments, to fund continued advancement of our product pipeline, with the balance to be used to fund working capital and other general corporate purposes, which may include licensing, acquiring or investing in complementary businesses, technologies, products or assets.

PIPE Offering and Warrant

The following “Use of Proceeds” information relates to a subscription agreement entered into during May 2021 between us and an institutional investor relating to our offering and sale of 20,809,850 ordinary shares in a private placement at a purchase price of $14.41625 per ordinary share, equivalent to a price of $28.8325 per ADS.  We refer to that private placement as the PIPE Offering.  Pursuant to the subscription agreement, we also agreed to issue and sell to this investor, concurrently with the PIPE Offering, a warrant exercisable for up to an aggregate of 10,000,000 ordinary shares.  The warrant is exercisable, in whole or in part, at an exercise price of $20 per ordinary share, equivalent to a price of $40 per ADS, it became exercisable on May 19, 2021 and it will remain exercisable until the two-year anniversary of that date.  Furthermore, this investor was granted customary registration rights with respect to the ordinary shares the investor acquired in the PIPE Offering and the ordinary shares issuable upon exercise of the warrant.  The 10,000,000 ordinary shares issuable upon exercise of the warrant were registered pursuant to our Registration Statement on Form F-3, effective July 13, 2021.  As of December 31, 2021, the warrant had not been exercised in whole or part.

We received net proceeds of $300 million from the PIPE Offering.  We intend to use the net proceeds from the PIPE Offering and warrant exercises, together with our existing cash and cash equivalents, to fund the clinical development of cilta-cel, fund the construction of our manufacturing facilities, fund the commercial launch of cilta-

cel and fund the development of our pipeline programs, as well as for working capital and other general corporate purposes.

December 2021 Public Offering

The following “Use of Proceeds” information relates to our shelf registration statement on Form F-3 (File No. 333-257609), which was filed and automatically effective on July 1, 2021, as supplemented by a prospectus supplement dated December 16, 2021, regarding our public offering of 8,615,575 ADSs (reflecting a partial exercise of the over-allotment option by the underwriters to purchase an additional 1,115,575 ADSs), at a price to the public of $40.00 per ADS, that closed on December 20, 2021. We incurred aggregate underwriting discounts of approximately $20.7 million and capitalized offering expenses of approximately $0.5 million, resulting in net proceeds to us of approximately $323.4 million. No payments were made directly or indirectly to any directors, officers, general partners of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.  We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund the clinical development of cilta-cel, fund the construction of our manufacturing facilities, fund the commercial launch of cilta-cel and fund the development of our pipeline programs, as well as for working capital and other general corporate purposes.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer, Chief Financial Officer and Vice President, Finance, to allow timely decisions regarding required disclosure.

B.  Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer, the Chief Financial Officer, and Vice President, Finance has assessed the effectiveness of internal control over financial reporting as of December 31, 2021. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)”, or 2013 framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

Based on that assessment, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young Hua Ming LLP, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2021, which is included herein. See paragraph (c) of the present Item 15, below.

C.  Attestation Report of Independent Registered Public Accounting Firm

See report of Ernst & Young Hua Ming LLP, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-4.

D.  Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financing reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Action taken as a result of the COVID-19 pandemic:

As a result of the COVID-19 pandemic, we have implemented work-from-home arrangements in accordance with guidance from public health authorities, local shelter-in-place orders, and other governmental restrictions in the United States and certain international locations during the year ended December 31, 2021. We have reviewed our financial reporting process and business continuity plans in order to mitigate the impact to our control environment, operating procedures, and data.

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

	For the Years Ended December 31 (in US$ thousands)
	2021	2020
Audit Fees(1)	2,250	2,150
Audit-related Fees (2)	67	16
Tax Fees(3)	—
All Other Fees(4)	—	—
Total	2,317	2,166

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

During the year ended December 31, 2021, services relating to all non-audit related fees provided to us by Ernst & Young Hua Ming LLP were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 20, 2021, the Company completed an underwritten public offering of 7,500,000 American depositary shares (“ADSs”), each representing two ordinary shares, at a public offering price of $40.00 per ADS. Genscript Biotech Corporation, the Company’s majority shareholder, purchased 2,250,000 of the ADSs at the public offering price in this offering.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

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

2.6

Subscription Agreement, dated as of May 13, 2021, by and between LGN Holdings Limited and the Registrant (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-3 (File No. 333-257625), filed with the SEC on July 2, 2021)

2.7

Warrant to Purchase Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-3 (File No. 333-257625), filed with the SEC on July 2, 2021)

4.1

Collaboration and License Agreement among Legend Biotech USA, Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc., dated December 21, 2017, as amended (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.2

Form of Indemnification Agreement between the Registrant and each of its executive officers and directors (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.3+

Offer Letter to Ying Huang as Chief Executive Officer, dated as of December 24, 2020 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on December 30, 2020)

4.4+

Share Option Scheme (including proxy form, notice of grant, notice of exercise and share purchase agreement and investment representation statement) (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.5

Lease Agreement between Legend Biotech USA, Inc. and Genscript USA Holding, Inc., dated February 8, 2018 (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.6+

2020 Restricted Shares Plan (including form of Restricted Share Unit Award Agreement), as amended August 28, 2020 (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-239478), filed with the SEC on September 4, 2020)

4.7*^	Interim Supply Agreement, dated as of February 28, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc.

4.8^

Collaborative Research and License Agreement between Legend Biotech USA, Inc. and Noile-Immune Biotech, inc., dated April 27, 2020 (incorporated herein by reference to Exhibit 10.8 to the Registrants’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 19, 2020).

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

101

The following materials from Legend Biotech Corp.’s Report on Form 20.F formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) the Consolidated Statements of Financial Position, (iii) the Consolidated Statements of Changes in Equity, (iv) the Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed as an exhibit hereto.

+ Indicates management contract or compensatory plan

^ Pursuant to Item 601(b)(10)(iv) of Regulation S-K promulgated by the Securities and Exchange Commission, certain portions of this exhibit have been redacted because they are both not material and would be competitively harmful if publicly disclosed. The Registrant hereby agrees to furnish supplementally to the Securities and Exchange Commission, upon its request, an unredacted copy of this exhibit.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on Form 20-F on its behalf.

Legend Biotech Corporation

/s/ Ying Huang
Name: Ying Huang
Title: Chief Executive Officer and Chief Financial Officer

Date: March 31, 2022

LEGEND BIOTECH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Legend Biotech Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Legend Biotech Corporation (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of Variable Consideration for the License and Collaboration Agreement
Description of the matter

As discussed in Notes 2, 3 and 5 to the consolidated financial statements, the Company entered into a license and collaboration agreement with one customer, pursuant to which the remaining contractual milestone payments for the Company aggregated to US$1,100 million for the achievement of various development, regulatory, manufacturing and net trade sales milestones as of December 31, 2021. These future contractual milestone payments represent a form of variable consideration which is included in the transaction price using the most likely amount method to the extent that it is highly probable that a significant reversal of accumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. When the Company cannot conclude that it is probable that a significant revenue reversal of cumulative revenue under the contract will not occur, the Company constrains the related variable consideration resulting in its exclusion from the transaction price.

Auditing the amount of variable consideration included in the transaction price was complex due to the significant judgments in determining the portion of the transaction price to be constrained at each reporting period, including the assessment of the probability and uncertainty of whether the related development, regulatory, manufacturing and net trade sales milestones will be achieved based on the nature of clinical development and the stage of the underlying program. Changes to the constraint of variable consideration can have a material effect on the amount of revenue and contract liabilities recognized in the financial reporting period.

How we addressed the matter in our audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s revenue recognition process. For example, we tested controls over management's estimation of the total transaction price for its license and collaboration agreement, including the application of the constraint to variable consideration associated with future milestones.

To test the Company’s estimation of variable consideration, we performed audit procedures that included, among others, evaluating the Company’s judgements related to the probability of achieving the related future milestones. We considered the nature and the stage of development of the underlying program in relation to relevant external and internal data and compared the probabilities of achieving the milestones to available information from the industry and other relevant factors. We evaluated the probability of achieving the milestones in relation to the program’s phase of development, including holding discussions with the Company’s research and development managers and sending confirmations to the customer on the status of the milestones.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2020.

Shanghai, the People’s Republic of China

March 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Legend Biotech Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Legend Biotech Corporation’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Legend Biotech Corporation (the “Company”) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and our report dated March 31, 2022 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

March 31, 2022

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Notes	2021	2020	2019
		US$’000, except per share data	US$’000, except per share data	US$’000, except per share data
REVENUE	5	89,792	75,676	57,264
Other income and gains	5	3,059	6,119	7,125
Research and development expenses		(313,346)	(232,160)	(161,943)
Administrative expenses		(46,939)	(23,147)	(6,752)
Selling and distribution expenses		(102,542)	(49,571)	(25,620)
Other expenses		(9,132)	(346)	(221)
Fair value loss of warrant liability		(6,200)	—	—
Fair value loss of convertible redeemable preferred shares		—	(79,984)	—
Finance costs	7	(900)	(4,209)	(223)
LOSS BEFORE TAX	6	(386,208)	(307,622)	(130,370)
Income tax (expense)/credit	8	(1)	4,145	(2,602)
LOSS FOR THE YEAR		(386,209)	(303,477)	(132,972)
Attributable to:
Ordinary equity holders of the parent		(386,209)	(303,477)	(132,972)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9
Basic		(1.37)	(1.28)	(0.66)
Diluted		(1.37)	(1.28)	(0.66)
OTHER COMPREHENSIVE INCOME/(LOSS)
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations		10,620	(2,142)	182
Net other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods		10,620	(2,142)	182
OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX		10,620	(2,142)	182
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(375,589)	(305,619)	(132,790)
Attributable to:
Ordinary equity holders of the parent		(375,589)	(305,619)	(132,790)

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2021 AND 2020

	Notes	December 31, 2021	December 31, 2020
		US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	10	145,724	113,091
Advance payments for property, plant and equipment		2,168	224
Right-of-use assets	13	7,186	8,009
Time deposits	19	4,705	—
Intangible assets	11	4,684	2,852
Other non-current assets	12	5,148	3,973
Total non-current assets		169,615	128,149
CURRENT ASSETS
Inventories	15	1,749	1,800
Trade receivables, net	16	50,410	74,978
Prepayments, other receivables and other assets	17	12,754	10,007
Financial assets measured at amortized cost	18	29,937	—
Pledged deposits	19	1,444	384
Time deposits	19	163,520	50,000
Cash and cash equivalents	19	688,938	455,689
Total current assets		948,752	592,858
Total assets		1,118,367	721,007
CURRENT LIABILITIES
Trade and notes payables	20	7,043	5,238
Other payables and accruals	21	123,464	99,168
Government grants	25	304	283
Lease liabilities	13	911	1,464
Warrant liability	24	87,900	—
Contract liabilities	22	60,644	55,014
Total current liabilities		280,266	161,167
NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	26	120,462	—
Contract liabilities	22	242,578	275,071
Lease liabilities	13	1,593	1,909
Government grants	25	1,866	2,051
Other non-current liabilities		396	554
Total non-current liabilities		366,895	279,585
Total liabilities		647,161	440,752
EQUITY
Share capital	27	31	27
Reserves	30	471,175	280,228
Total ordinary shareholders’ equity		471,206	280,255
Total equity		471,206	280,255
Total liabilities and equity		1,118,367	721,007

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Attributable to equity holders of the parent
	Share capital	Share premium*		Share-based compensation reserves*		Foreign currency translation reserve*		Retained earnings/ (accumulated losses)*		Total equity/(deficit)
	US$‘000	US$‘000		US$‘000		US$‘000		US$‘000		US$‘000
As at January 1, 2019	20	3,908	*	704	*	(1,673)	*	5,690	*	8,649
Loss for the year	—	—		—		—		(132,972)		(132,972)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—		—		182		—		182
Total comprehensive loss for the year	—	—		—		182		(132,972)		(132,790)
Equity-settled share-based compensation expense	—	—		1,272		—		—		1,272
As at December 31, 2019	20	3,908	*	1,976	*	(1,491)	*	(127,282)	*	(122,869)
Loss for the year	—	—		—		—		(303,477)		(303,477)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		(2,142)		—		(2,142)
Total comprehensive loss for the year	—	—		—		(2,142)		(303,477)		(305,619)
Conversion of convertible redeemable preferred shares to ordinary shares	2	240,432		—		—		—		240,434
Issuance of ordinary shares for initial public offering, net of issuance costs	4	450,081		—		—		—		450,085
Issuance of ordinary shares relating to private placement by GenScript	—	12,000		—		—		—		12,000
Exercise of share options	1	1,885		(422)		—		—		1,464
Equity-settled share-based compensation expense	—	—		4,760		—		—		4,760
As at December 31, 2020	27	708,306	*	6,314	*	(3,633)	*	(430,759)	*	280,255

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Attributable to equity holders of the parent
	Share capital	Share premium*		Share-based compensation reserves*		Foreign currency translation reserve*		Retained earnings/ (accumulated losses)*		Total equity/(deficit)
	US$‘000	US$‘000		US$‘000		US$‘000		US$‘000		US$‘000
As at December 31, 2020	27	708,306	*	6,314	*	(3,633)	*	(430,759)	*	280,255
Loss for the year	—	—		—		—		(386,209)		(386,209)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—		—		10,620		—		10,620
Total comprehensive loss for the year	—	—		—		10,620		(386,209)		(375,589)
Issuance of ordinary shares relating to private placement for an institutional investor	2	218,298		—		—		—		218,300
Issuance of ordinary shares for follow-on public offering, net of issuance costs	2	323,438		—		—		—		323,440
Exercise of share options	—	6,089		(1,447)		—		—		4,642
Reclassification of vested restricted stock units	—	5,323		(5,323)		—		—		—
Equity-settled share-based compensation expense	—	—		20,158		—		—		20,158
As at December 31, 2021	31	1,261,454	*	19,702	*	6,987	*	(816,968)	*	471,206

*

These reserve accounts comprise the consolidated reserves/(deficits) of US$471.2 million, US$280.2 million and (US$122.9 million) in the consolidated statements of financial position as at December 31, 2021, 2020 and 2019, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Notes	2021	2020	2019
		US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(386,208)	(307,622)	(130,370)
Adjustments for:
Finance income	5	(971)	(2,930)	(4,581)
Finance costs	7	900	4,209	223
(Reversal of)/provision for the impairment of trade receivables	16	(22)	13	1
Depreciation of property, plant and equipment	10	11,046	8,248	4,001
Loss on disposal of property, plant and equipment	6	974	55	—
Amortization of intangible assets	11	1,379	192	63
Depreciation of right-of-use assets	13	1,492	1,493	1,198
Fair value loss of warrant liability	24	6,200	—	—
Fair value loss of convertible redeemable preferred shares		—	79,984	—
Fair value gains on financial assets measured at fair value change through profit or loss	5	—	(47)	(474)
Foreign currency exchange loss/(gain), net		4,867	(66)	(250)
Equity-settled share-based compensation expense		20,158	4,760	1,272
Deferred government grant	25	(295)	(114)	—
		(340,480)	(211,825)	(128,917)
Decrease/(increase) in trade receivables		24,590	(45,000)	(3,771)
(Increase)/decrease in prepayments, other receivables and other assets		(2,966)	3,366	(3,928)
Increase in other non-current assets		(1,175)	(3,973)	—
Decrease/(increase) in inventories		51	(643)	(22)
Government grant received	25	80	2,452	—
Increase/(decrease) in trade and notes payables		1,805	(4,348)	2,011
Increase in other payables and accruals		142,091	20,230	31,727
(Decrease)/increase in other non-current liabilities		(158)	554	—
(Decrease)/increase in contract liabilities		(22,310)	6,026	26,466
Increase in pledged deposits, net		(1,060)	(128)	—
Cash used in operations		(199,532)	(233,289)	(76,434)
Income tax paid		—	(278)	(15,432)
Finance income received		652	3,366	9,024
Interest on loan from related party		—	—	(24)
Income tax received		557	7,391	—
Interest on lease payments		(142)	(195)	(199)
Net cash flow used in operating activities		(198,465)	(223,005)	(83,065)

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Note	2021	2020	2019
		US$’000	US$’000	US$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(43,905)	(45,747)	(38,636)
Purchase of intangible assets		(3,207)	(4,029)	(534)
Purchase of financial assets measured at fair value through profit or loss		(50,000)	(22,682)	(314,840)
Cash received from withdrawal of financial assets measured at fair value through profit or loss		50,081	22,682	320,854
Cash receipts of investment income		—	47	—
Cash advances to related parties	33	—	—	(13,006)
Collection of cash advances to related parties	33	—	—	62,996
Proceeds from disposal of property, plant and equipment		4	1	74
Addition in time deposits		(298,107)	(50,000)	(75,559)
Decrease in time deposits		180,000	75,559	—
Addition in pledged deposits		—	—	(256)
Decrease in pledged deposits		—	—	255
Purchase of financial assets measured at amortized cost		(29,849)	—	—
Net cash flows used in investing activities		(194,983)	(24,169)	(58,652)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from cash advances from related parties	33	—	—	38,945
Repayment of cash advances from related parties	33	—	(4)	(19,223)
Proceeds from loans from related parties	33	—	—	2,867
Repayments of loans from related parties	33	—	—	(2,867)
Proceeds from convertible redeemable preferred shares		—	160,450	—
Proceeds from issuance of ordinary shares for initial public offering, net of issuance costs		—	450,085	—
Proceeds from issuance of ordinary shares relating to private placement by GenScript		—	12,000	—
Proceeds from issuance of ordinary shares for follow on public offering, net of issuance costs		323,440	—	—
Proceeds from issuance of ordinary shares and warrant relating to private placement for an institutional investor		300,000	—	—
Proceeds from exercise of share options		4,642	1,464	—
Payments of expenses for issuance of convertible redeemable preferred shares		—	(2,514)	—
Principal portion of lease payments		(1,419)	(2,602)	(5,056)
Net cash flows from financing activities		626,663	618,879	14,666

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Note	2021	2020	2019
		US$’000	US$’000	US$’000
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		233,215	371,705	(127,051)
Effect of foreign exchange rate changes, net		34	620	249
Cash and cash equivalents at beginning of year	19	455,689	83,364	210,166
CASH AND CASH EQUIVALENTS AT END OF YEAR	19	688,938	455,689	83,364
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		858,607	506,073	159,179
Less: Pledged deposits		1,444	384	256
Time deposits		168,225	50,000	75,559
Cash and cash equivalents as stated in the statement of financial position	19	688,938	455,689	83,364
Cash and cash equivalents as stated in the statement of cash flows		688,938	455,689	83,364

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

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

Information about subsidiaries

Company	Place and date of incorporation	Issued ordinary shares/paid-up capital		Percentage of equity interest attributable to the Company		Principal activities
				Direct %	Indirect %
Legend Biotech Limited (“Legend BVI”)	The British Virgin Islands June 2, 2015	US$	80,000,000	100	—	Investment holding
Legend Biotech HK Limited (“Legend HK”)	Hong Kong June 3, 2015	US$	80,000,000	—	100	Investment holding
Nanjing Legend Biotechnology Co., Ltd. (“Legend Nanjing”)	PRC* November 17, 2014	US$	162,500,000	—	100	Manufacture and sale of life science research products and services
Legend Biotech USA Incorporated (“Legend USA”)	United States of America August 31, 2017		—	—	100	Manufacture and sale of life science research products and services
Legend Biotech Ireland Limited (“Legend Ireland”)	Ireland November 13, 2017		—	—	100	Manufacture and sale of life science research products and services
Legend Biotech Belgium B.V. (“Legend Belgium”)	Belgium June 23, 2021	US$	2,423,693	—	100	Manufacture and sale of life science research products and services
Hainan Chuanji Biotechnology Co., Ltd. (“Hainan Chuanji”)	PRC October 25, 2021		—	—	100	Life science research and development

* The People’s Republic of China (the “PRC” or “China”), including the Hong Kong Special Administrative Region of China (“Hong Kong”).

2.1 BASIS OF PREPARATION

The consolidated financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (the “IASB”), which comprise all standards and interpretations.

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and financial liabilities, which have been measured at fair value. The consolidated financial statements are presented in US dollars (“US$”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Group for each of the three years ended December 31, 2021. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Group the current ability to direct the relevant activities of the investee).

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

2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised IFRSs, for the first time for the current year’s financial statements. The adoption of these revised IFRSs did not have any material impact on the financial position and financial performance of the Group.

Amendments to IFRS 9,
IAS 39, IFRS 7,
IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase II

2.3 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised IFRSs, that have been issued but are not yet effective, in these consolidated financial statements.

Amendments to IFRS 3	Reference to the Conceptual Framework[1]
Amendments to IFRS 10 and IAS 28 (2011)	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
IFRS 17	Insurance Contracts[2]
Amendments to IFRS 17	Insurance Contracts2, [4]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current [2]
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[2]
Amendments to IAS 8	Definition of Accounting Estimates[2]
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction[2]
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use[1]
Amendments to IAS 37	Onerous Contracts - Cost of Fulfilling a Contract[1]
Annual Improvements to IFRSs 2018-2020	Amendments to IFRS 1, IFRS 9, Illustrative Examples accompanying IFRS 16, and IAS 41[1]

[1]	Effective for annual periods beginning on or after January 1, 2022
[2]	Effective for annual periods beginning on or after January 1, 2023
[3]	No mandatory effective date yet determined but available for adoption
[4]

As a consequence of the amendments to IFRS 17 issued in October 2020, IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before January 1, 2023

The Group is currently accessing the impact of these standards. So far, the Group has expected that these standards will not have significant effect on the Group’s financial performance and financial position.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fair value measurement

The Group measures its financial assets at fair value through profit or loss and warrant liability at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Group. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than contract assets and financial assets ,), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to profit or loss in the period in which it arises in those expense categories consistent with the function of the impaired asset.

An assessment is made at the end of each reporting period as to whether there is an indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization) had no impairment loss been recognized for the asset in prior years. A reversal of such an impairment loss is credited to profit or loss in the period in which it arises.

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

Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss and other comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Group recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.

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

An item of property, plant and equipment including any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognized in the statement of profit or loss and other comprehensive income in the year the asset is derecognized is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Construction in progress represents equipment under installation, which is stated at cost less any impairment losses, and is not depreciated. Cost comprises the direct costs of installation. Construction in progress is reclassified to the appropriate category of property, plant and equipment when completed and ready for use.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value at the date of acquisition. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.

Intangible assets are amortized on the straight-line basis over the following useful economic lives:

Software	3-10 years

Research and development costs

All research costs are charged to the statement of profit or loss and other comprehensive income as incurred.

Expenditures incurred on projects to develop new products is capitalized and deferred only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Group as a lessee

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

(a) Right-of-use assets

Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Leasehold land	50 years
Buildings	2 to 10 years

If ownership of the leased asset transfers to the Group by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

(b) Lease liabilities

Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for termination of a lease, if the lease term reflects the Group exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.

(c) Short-term leases

The Group applies the short-term lease recognition exemption to its short-term leases that is those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option.

Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term.

Group as a lessor

When the Group acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Investments and other financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, and fair value through profit or loss.

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

In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Subsequent measurement

Financial assets measured at amortized cost (debt instruments)

Financial assets measured at amortized cost are subsequently measured using the effective interest method and are subject to impairment. Gains and losses are recognized in the statement of profit or loss and other comprehensive income when the asset is derecognized, modified or impaired.

Financial assets measured at fair value through profit or loss

Financial assets measured at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss and other comprehensive income.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

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

When the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of the Group’s continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

General approach

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12 months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

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

Financial assets measured at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs except for trade receivables and contract assets which apply the simplified approach as detailed below.

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

Simplified approach

For trade receivables and contract assets that do not contain a significant financing component or when the Group applies the practical expedient of not adjusting the effect of a significant financing component, the Group applies the simplified approach in calculating ECLs. Under the simplified approach, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Financial liabilities

Initial recognition and measurement

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Group’s financial liabilities include trade and notes payables, other payables, warrant liability, interest-bearing loans and borrowings, and lease liabilities.

Subsequent measurement

Financial liabilities measured at amortized cost (Loans and borrowings)

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss and other comprehensive income when the liabilities are derecognized as well as through the effective interest rate amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss and other comprehensive income.

Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognized in the statement of profit or loss and other comprehensive income.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the weighted average basis and, in the case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. Net realizable value is based on estimated selling prices less any estimated costs to be incurred to completion and disposal.

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

For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including deposits, and assets similar in nature to cash, which are not restricted as to use.

Time deposits

Time deposits represent cash placed with banks with original maturities of more than three months when acquired. The time deposits are presented as a non-current asset if the collection of time deposits is expected more than one year.

Provisions

A provision is recognized when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognized for a provision is the present value at the end of the reporting period of the future expenditures expected to be required to settle the obligation.  The increase in the discounted present value amount arising from the passage of time is included in finance costs in the statement of profit or loss and other comprehensive income.

Income tax

Income tax comprises current and deferred tax. Income tax relating to items recognized outside profit or loss is recognized outside profit or loss, either in other comprehensive income or directly in equity.

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

Deferred tax liabilities are recognized for all taxable temporary differences, except:

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

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•

when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•

in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and deferred tax liabilities are offset if and only if the Group has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, for which it is intended to compensate, are expensed.

Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of profit or loss and comprehensive income over the expected useful life of the relevant asset by equal annual instalments.

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services.

When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

When the contract contains a financing component which provides the customer with a significant benefit of financing the transfer of goods or services to the customer for more than one year, revenue is measured at the present value of the amount receivable, discounted using the discount rate that would be reflected in a separate financing transaction between the Group and the customer at contract inception. When the contract contains a financing component which provides the Group with a significant financial benefit for more than one year, revenue recognized under the contract includes the interest expense accreted on the contract liability under the effective interest method. For a contract where the period between the payment by the customer and the transfer of the promised goods or services is one year or less, the transaction price is not adjusted for the effects of a significant financing component, using the practical expedient in IFRS 15.

Contracts may be amended to account for changes in contract specifications and requirements. Contract modifications exist when the amendment either creates new, or changes existing, enforceable rights and obligations. When contract modifications create new performance obligations and the increase in consideration approximates the standalone selling price for goods and services related to such new performance obligations as adjusted for specific facts and circumstances of the contract, the modification is considered to be a separate contract.

If a contract modification is not accounted for as a separate contract, the Group accounts for the promised goods or services not yet transferred at the date of the contract modification (the remaining promised goods or services) prospectively, as if it were a termination of the existing contract and the creation of a new contract, if the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification. For a change in transaction price that occurs after a contract modification, the Group allocates the change in the transaction price to the performance obligations identified in the contract before the modification if, and to the extent that, the change in the transaction price is attributable to an amount of variable consideration promised before the modification.

The Group accounts for a contract modification as if it were a part of the existing contract if the remaining goods or services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification. In such case, the effect that the contract modification has on the transaction price, and on the entity’s measure of progress toward complete satisfaction of the performance obligation, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) at the date of the contract modification (the adjustment to revenue is made on a cumulative catch-up basis).

(a) License and collaboration revenue

The Group entered into a license and collaboration agreement with one customer for research, development, manufacturing and commercialization services. The terms of the arrangement include: non-refundable upfront fees of US$350 million, milestone payments for the achievement of specified manufacturing milestones, specified development milestones, specified regulatory milestones and specified net trade sales milestones of US$125 million, US$215 million, US$800 million and US$210 million. Milestone payments represent a form of variable consideration which is included in the transaction price to the extent that it is highly probable that a significant reversal of accumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. When the Company cannot conclude that it is highly probable that a significant revenue reversal of cumulative revenue under the contract will not occur, the Company constrains the related variable consideration resulting in its exclusion from the transaction price. The contracts generally do not include a significant financing component.

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

The Group uses judgement to determine whether milestones or other variable consideration, except for royalties, should be included in the transaction price. Upon contract inception, the Group has estimated that the total transaction price is constrained to US$400 million which included upfront fees of US$350 million and milestone payments of US$50 million. The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, for which the Group recognizes revenue as or when the performance obligations under the contract are satisfied. If a milestone or other variable consideration relates specifically to the Group’s efforts to satisfy a single performance obligation or to a specific outcome from satisfying the performance obligation, the Group generally allocates that milestone amount entirely to that performance obligation once it is highly probable that a significant revenue reversal would not occur.

The Group recognizes revenue only when it satisfies a performance obligation by transferring control of the promised goods or services. The transfer of control can occur over time or at a point in time. A performance obligation is satisfied over time if it meets one of the following criteria:

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

Milestone payments

At the inception of each arrangement that includes milestone payments, the Group evaluates whether the milestones are considered highly probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant reversal of cumulative revenue would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Group, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. The Group evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgement involved in determining whether it is highly probable that a significant reversal of cumulative revenue would not occur. At the end of each subsequent reporting period, the Group re-evaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price. The milestone payments were allocated to the performance obligations based on the Group’s best estimate of their relative stand-alone selling prices unless the criteria under IFRS 15.85 are met, where the milestone payments are allocated entirely to the performance obligation which the milestone payments are specifically related to.

The initial two milestone payments of US$50 million were included in the transaction price at contract inception in 2017. Subsequently in 2019, an additional two milestone payments of US$60 million were included in the transaction price when the milestones triggered by dosing of a specified number of patients in the CARTITUDE-1 clinical trial were achieved. In 2020, an additional milestone with a payment of US$75 million was achieved relating to the clinical development of cilta-cel. In 2021, three additional milestone payments amounting to US$65 million were achieved relating to the submission of a Marketing Authorization to the EMA, enrollment of a specified number of patients in the CARTITUDE-5 clinical trial and filing of a Drug approval application for a product by the Ministry of Health, Labour and Welfare in Japan.

As of December 31, 2021, pursuant to the license and collaboration agreement, the remaining future contractual milestone payments for the Group aggregated to US$1,100 million for the achievement of various development, regulatory, manufacturing and net trade sales milestones. More specifically, the future contractual milestones consist of US$125 million for the achievement of specified manufacturing milestones, US$60 million for the achievement of specified development milestones, US$705 million for the achievement of specified regulatory milestones and US$210 million for the achievement of specified net trade sales milestones. The Group’s development plans and research progresses might change from time to time, which would increase the uncertainties of achieving future contractual milestones. The Company does not believe US$280 million of the remaining US$1,100 million contractual milestone payments would be eligible to be received based on a subsequent change in development plan with the collaborator. Furthermore, the Company assessed that achievement of all the remaining contractual milestones is highly uncertain and the related milestone payments are not included in the transaction price. The milestone is achieved when the triggering event described in the agreement occurs.

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

Pursuant to the license and collaboration agreement, both the Group and the customer jointly perform research and development activities and share the related costs. The research and development activities conducted by the Company are included within the JSC service performance obligation and are a significant input to the JSC service to achieve commercialization of the new drug. Therefore, performing such research and development activities under the arrangement is not considered a distinct performance obligation.

(b) Sale of goods

Revenue from the sale of goods is recognized at the point in time when control of the goods is transferred to the customer, generally on delivery of the goods.

(c) Licensing revenue and royalties

The Group entered into an exclusive license agreement with a customer and granted an exclusive irrevocable, royalty-bearing, worldwide license under certain licensed patents. The granted patents provided the customer the right-to-use and benefit from the patents at a point in time when the license is granted. As such, the Group accounts for the promise to provide a right to use the Group’s intellectual property as a performance obligation satisfied at a point in time and recognized revenue when the license is granted to the customer.

The Company recognizes revenue for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

(a) the subsequent sale occurs; and

(b) the performance obligation to which some or all of the sales-based royalty has been allocated has been satisfied (or partially satisfied).

Other income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.

Dividend income is recognized when the shareholders’ right to receive payment has been established, it is probable that the economic benefits associated with the dividend will flow to the Group and the amount of the dividend can be measured reliably.

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

Share-based payments

The Group operates a share option scheme and a restricted stock unit scheme (“RUS scheme”) for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (“equity-settled transactions”).

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by an external valuer using a binomial model, and the fair value of each RSU is determined by reference to market price of the Group’s shares at the respective grant date, further details of which are given in note 28 and note 29 to the consolidated financial statements.

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefit expense. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.

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

For awards that do not ultimately vest because non-market performance and/or service conditions have not been met, no expense is recognized. Where awards include a market or non-vesting condition, the transactions are treated as vesting irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payments, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the Group or the employee are not met. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options and RSUs are reflected as additional share dilution in the computation of earnings per share.

Other employee benefits

Pension scheme

The employees of the Group’s subsidiaries which operates in Mainland China and Hong Kong are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute certain percentage of its payroll costs to the central pension scheme. The contributions are charged to profit or loss as they become payable in accordance with the rules of the central pension scheme.

Foreign currencies

These consolidated financial statements are presented in United States dollars, which is the Company’s functional currency. Each entity in the Group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Foreign currency transactions recorded by the entities in the Group are initially recorded using their respective functional currency rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rates of exchange ruling at the end of the reporting period. Differences arising on settlement or translation of monetary items are recognized in the statement of profit or loss and comprehensive income.

Differences arising on settlement or translation of monetary items are recognized in the statement of profit or loss and comprehensive income with the exception of monetary items that are designated as part of the hedge of the Group’s net investment of a foreign operation. These are recognized in other comprehensive income until the net investment is disposed of, at which time the cumulative amount is reclassified to the statement of profit or loss and comprehensive income. Tax charges and credits attributable to exchange differences on those monetary items are also recorded in other comprehensive income.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. The gain or loss arising on translation of a non-monetary item measured at fair value is treated in line with the recognition of the gain or loss on change in fair value of the item (i.e., translation difference on the item whose fair value gain or loss is recognized in other comprehensive income or profit or loss is also recognized in other comprehensive income or profit or loss, respectively).

In determining the exchange rate on initial recognition of the related asset, expense or income on the derecognition of a non-monetary asset or non-monetary liability relating to an advance consideration, the date of initial transaction is the date on which the Group initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Group determines the transaction date for each payment or receipt of the advance consideration.

The functional currencies of certain subsidiaries established in the PRC and Europe are currencies other than the United States dollar. As at the end of the reporting period, the assets and liabilities of these entities are translated into United States dollars at the exchange rates prevailing at the end of the reporting period and their statements of profit or loss are translated into United States dollars at exchange rates that approximate to those prevailing at the dates of the transactions.

The resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the statement of profit or loss and comprehensive income.

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

Impact of covid-19

The COVID-19 situation is very fluid across the world where each country or the sites within a country could be impacted differently. For the year ended December 31, 2021, COVID-19 has had limited impact on the Group’s operations.

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

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgement

In the process of applying the Group’s accounting policies, management has made the following judgement, apart from those involving estimations, which has the most significant effect on the amounts recognized in the consolidated financial statements:

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

(ii) Determining the method to estimate variable consideration

Certain contract includes milestone payments that give rise to variable consideration. In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on which method better predicts the amount of consideration to which it will be entitled. The Group determined that the most likely amount method is the appropriate method to use in estimating the variable consideration for the milestone payments as this method better predicts the amount of variable consideration to which the Group will be entitled.

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

Impairment of non-financial assets (other than goodwill)

The Group assesses whether there are any indicators of impairment for all non-financial assets (including the right-of-use assets) at the end of each reporting period. Non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. There were no indicators of impairment for all periods presented.

Deferred tax assets

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary differences can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The outcome of their actual utilization may be different. The amount of unrecognized deferred tax assets for deductible temporary differences and unused tax losses as at December 31, 2021, and 2020 was US$224.2 million and US$102.6 million, respectively. Further details are contained in note 23 to the consolidated financial statements.

Warrant liability

The fair value of the warrant liability is determined by using the binominal model. The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the stock of comparable companies. The risk-free interest rate is based on treasury yield curve rates with a remaining term which approximates to the expected life of the warrant. Changes in these input variables would affect fair value of the warrant. Further details are contained in notes 24 and 35 to the consolidated financial statements.

Share-based compensation

The fair value of share options granted by the Group is estimated using the binomial model. The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the stock of comparable companies. Expiration date is the basis for determining the expected life of an option. The risk-free interest rate is based on treasury yield curve rates with a remaining term which approximates to the expected life assumed at the date of grant. Changes in these input variables would affect the amount of expense associated with share-based compensation. The compensation expense recognized for all share-based awards is net of estimated forfeitures. The Company estimates forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures vary from estimated forfeitures, adjustments to the compensation expense may be required. For the years ended December 31,

2021, 2020 and 2019, the equity-settled share option expense was US$2.4 million, US$1.9 million and US $1.3 million respectively. Further details are contained in note 28 to the consolidated financial statements.

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

Geographic information

(a) Revenue from external customers

	2021	2020	2019
	US$’000	US$’000	US$’000
United States of America	86,368	75,676	57,261
China	3,424	—	3
Total	89,792	75,676	57,264

The revenue information above is based on the locations of the customers.

(b) Non-current assets

	December 31, 2021	December 31, 2020
	US$’000	US$’000
United States of America	103,648	78,022
China	50,800	43,953
Others	10,462	6,174
Total	164,910	128,149

The non-current asset information above is based on the locations of assets and excludes non-current time deposits.

Information about major customer

Revenue of US$86.4 million, US$75.7 million and US$57.3 million for the years ended December 31, 2021, 2020 and 2019, respectively, was derived from sales to a single customer. Revenue of US$3.4 million for the year ended December 31, 2021 was generated from the exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates and subsequent sales-based royalties for using the aforementioned licensing (notes 33).

5. REVENUE, OTHER INCOME AND GAINS

An analysis of revenue is as follows:

	2021	2020	2019
	US$’000	US$’000	US$’000
Revenue from contracts with customer
Sales of goods	—	—	3
License and collaboration revenue
- Licensing of intellectual property	4,905	5,625	4,523
- JSC service	81,463	70,051	52,738
Licensing and royalties	3,424	—	—
	89,792	75,676	57,264

Revenue from sales of goods and licensing of intellectual property is recognized at a point in time. Revenue from licensing of intellectual property represents variable consideration relating to the milestone payments which were constrained in prior years but included in the transaction price when the milestones were highly probable achieved. At inception, the amount allocated to licensing of intellectual property was US$30 million for both U.S. and non-U.S. territories, which was updated to US$45.1 million as at December 31, 2021.

Revenue from JSC service is recognized overtime. Transaction price allocated to JSC service is recognized as revenue on straight-line basis over the service period, which is estimated to be 9 years, starting from the point when the license is transferred and JSC activities are initiated. At inception, the amount allocated to JSC service was US$370 million for both U.S. and non-U.S. territories, which was updated to US$554.9 million as at December 31, 2021.

Licensing and royalties related to an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates and related subsequent sales-based royalties.

The following table shows the amounts of revenue recognized in the current reporting period that were included in the contract liabilities at the beginning of the reporting period and recognized from performance obligations satisfied in previous periods:

	2021	2020	2019
	US$’000	US$’000	US$’000
Revenue recognized that was included in contract liabilities at the beginning of the reporting period:
License and collaboration revenue
- JSC service	54,523	46,777	40,324

	2021	2020	2019
	US$’000	US$’000	US$’000
Revenue recognized from performance obligation satisfied in previous periods:
License and collaboration revenue
- Licensing of intellectual property	4,905	5,625	4,523
- JSC service	20,228	15,591	6,334
	25,133	21,216	10,857

Performance obligations

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as at December 31, 2021, 2020 and 2019 are as follows:

	December 31, 2021	December 31, 2020	December 31, 2019
	US$’000	US$’000	US$’000
Amounts expected to be recognized as revenue:
Within 1 year	60,644	55,014	46,294
1 - 2 years	60,644	55,014	46,294
2 - 3 years	60,644	55,014	46,294
3 - 4 years	60,644	55,014	46,294
After 4 years	60,646	110,029	138,883
	303,222	330,085	324,059

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognized as revenue relate to JSC service, of which the performance obligations are to be satisfied over the collaboration period, which is estimated to be 9 years. The amounts disclosed above do not include variable consideration which is constrained.

	2021	2020	2019
	US$’000	US$’000	US$’000
Other income and gains
Other income:
Finance income	971	2,930	4,581
Government grants*	1,736	3,072	1,682
Others	35	4	138
	2,742	6,006	6,401
Gains:
Foreign currency exchange gain, net	—	66	250
Fair value gains on financial assets measured at fair value change through profit or loss	—	47	474
Others**	317	—	—
	317	113	724
	3,059	6,119	7,125

*

The amount represents subsidies received from local government authorities to support the Group’s business. There were no unfulfilled conditions and other contingencies attached to these government grants.

**	The amount mainly represents reimbursement of depositary fees that are related to the establishment and maintenance of the American Depository Receipts (ADR) program.

6. LOSS BEFORE TAX

The Group’s loss before tax is arrived at after charging/(crediting):

		2021	2020	2019
	Notes	US$’000	US$’000	US$’000
Loss on disposal of property, plant and equipment		974	55	—
(Reversal of)/provision for the impairment of trade receivables, net	16	(22)	13	1
IPO expenses		—	1,439	—
Follow-on expenses		400	—	—
Employee benefit expense (including directors’ remuneration):
Wages and salaries		105,751	70,682	37,038
Pension scheme contributions (defined contribution schemes)		2,257	640	1,166
Equity-settled share-based compensation expense		20,158	4,760	1,272

7. FINANCE COSTS

	2021	2020	2019
	US$’000	US$’000	US$’000
Interest on lease liabilities	142	195	199
Interest on interest-bearing loans and borrowings (note 26)	758	—	—
Expenses for issuance of convertible redeemable preferred shares	—	4,014	—
Interest on an entrusted loan from a related party	—	—	24
Total	900	4,209	223

8. INCOME TAX

The Group is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which members of the Group are domiciled and operate.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.

British Virgin Islands

Under the current laws of the British Virgin Islands (“BVI”), Legend BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Group’s subsidiaries incorporated in the British Virgin Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Under the current laws of Hong Kong, the subsidiary which operates in Hong Kong is subject to the two-tiered profits tax rates regime. The first HK$2,000,000 (2020 and 2019: HK$2,000,000) of assessable profits were taxed at 8.25% (2020 and 2019: 8.25%) and the remaining assessable profits were taxed at 16.5% (2020 and 2019: 16.5%). Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on their foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

United States of America

Under the current laws of the United States of America (“USA”), the subsidiary which operates in the United States of America is subject to federal tax at a rate of 21% (2020 and 2019: 21%) and state tax at a rate of 9% (2020 and 2019: 11.5%) without including 2.5% NJ Surcharge due to the anticipated timing of utilization of the NJ NOL in New Jersey. The 2.5% NJ Surcharge will be expired as of December 31, 2023. Dividends payable by the Group’s US entity, to non US resident enterprises shall be subject to 30% withholding tax, unless the respective non US resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with US that provides for a reduced withholding tax rate or an exemption from withholding tax.

Ireland

Under the current laws of the Ireland, the subsidiary which operates in Ireland is subject to CIT at a rate of 12.5% (2020 and 2019: 12.5%) on its taxable trading income. Any non-trading income is subject to CIT at a rate of 25% (2020 and 2019: 25%). Dividend withholding tax is imposed on distributions made by Irish companies at a rate of 25% (2020: 25% and 2019: 20%) with many exemptions provided.

Mainland China

Pursuant to the Corporate Income Tax Law of the PRC and the respective regulations (the “CIT Law”), the subsidiaries which operate in Mainland China are subject to CIT at a rate of 25% on the taxable income. During the years ended December 31, 2021, 2020 and 2019, the applicable income tax rate was 25%. Dividends, interests, rent or royalties payable by the Group’s PRC entities, to non PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% EIT, namely withholding tax, unless the respective non PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

Belgium

Under the current laws of Belgium, the subsidiary which operates in Belgium is subject to CIT at a rate of 25% on its taxable trading income. Dividend withholding tax is imposed on distributions made by Belgium companies at a rate of 30% with many exemptions provided.

	2021	2020	2019
	US$’000	US$’000	US$’000
Current – United States of America	—	(3,613)	(65,948)
Current – Elsewhere	1	(532)	(371)
Deferred (note 23)	—	—	68,921
Total tax charge/(credit) for the year	1	(4,145)	2,602

A reconciliation of the tax charge/(credit) applicable to loss before tax at the statutory rates for the countries (or jurisdictions) in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(credit) at the effective tax rates is as follows:

	2021		2020		2019
	US$’000%		US$’000%		US$’000%
Loss before tax	(386,208)		(307,622)		(130,370)
At the statutory blended income tax rate of 28.1% (2020 and 2019: 30.1%)	(108,563)	28.1	(92,548)	30.1	(39,222)	30.1
Effect of tax rate differences in other countries and regions	16,347	(4.2)	38,012	(12.4)	6,395	(4.9)
Research and development credit	(20,637)	5.3	(6,451)	2.1	(3,746)	2.9
Effect of non-deductible expenses	1,036	(0.3)	1,817	(0.6)	188	(0.1)
Tax losses and deductible temporary differences not recognized	121,623	(31.5)	55,898	(18.2)	44,844	(34.5)
Option income tax benefit	(9,532)	2.5	(1,331)	0.4	—	—
Prior year true up	1	—	658	(0.2)	(6,598)	5.1
Uncertain tax positions	—	—	(272)	0.1	272	(0.2)
Withholding tax on interest	—	—	278	(0.1)	393	(0.3)
Others	(274)	0.1	(206)	0.1	76	(0.1)
Tax charge/(benefit) at the Group’s effective rate	1	—	(4,145)	1.3	2,602	(2.0)

9. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 281,703,291, 236,305,234 and 200,000,000 in issue during the years ended December 31, 2021, 2020 and 2019, respectively.

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

No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2021, 2020 and 2019 in respect of a dilution as the impact of the outstanding share options, restricted stock units and warrant liability had an anti-dilutive effect on the basic loss per share amounts presented.

The calculations of basic and diluted loss per share are based on:

	2021	2020	2019
	US$’000	US$’000	US$’000
Earnings
Loss attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation	(386,209)	(303,477)	(132,972)

	Number of shares
	2021	2020	2019
Shares
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	281,703,291	236,305,234	200,000,000

10. PROPERTY, PLANT AND EQUIPMENT

	Freehold land	Buildings	Machinery and equipment	Computer and office equipment	Transportation equipment	Construction in progress	Total
	US’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2021
At January 1, 2021
Cost	2,889	45,831	37,400	3,308	44	37,027	126,499
Accumulated depreciation	—	(4,094)	(7,872)	(1,432)	(10)	—	(13,408)
Net carrying amount	2,889	41,737	29,528	1,876	34	37,027	113,091
At January 1, 2021, net of accumulated depreciation	2,889	41,737	29,528	1,876	34	37,027	113,091
Additions	—	—	1,603	7	—	42,844	44,454
Disposals	—	(859)	(230)	(77)	—	—	(1,166)
Depreciation provided during the year	—	(3,787)	(6,458)	(797)	(4)	—	(11,046)
Exchange realignment	—	123	358	10	1	(101)	391
Transfers	—	14,749	11,192	341	—	(26,282)	—
At December 31, 2021, net of accumulated depreciation	2,889	51,963	35,993	1,360	31	53,488	145,724
At December 31, 2021:
Cost	2,889	59,660	49,264	3,004	45	53,488	168,350
Accumulated depreciation	—	(7,697)	(13,271)	(1,644)	(14)	—	(22,626)
Net carrying amount	2,889	51,963	35,993	1,360	31	53,488	145,724

	Freehold land	Buildings	Machinery and equipment	Computer and office equipment	Transportation equipment	Construction in progress	Total
	US’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2020
At January 1, 2020
Cost	2,889	32,527	27,992	1,314	42	10,136	74,900
Accumulated depreciation	—	(1,534)	(2,940)	(341)	(6)	—	(4,821)
Net carrying amount	2,889	30,993	25,052	973	36	10,136	70,079
At January 1, 2020, net of accumulated depreciation	2,889	30,993	25,052	973	36	10,136	70,079
Additions	—	—	—	560	—	49,497	50,057
Disposals	—	—	(165)	—	—	—	(165)
Depreciation provided during the year	—	(2,560)	(4,593)	(1,091)	(4)	—	(8,248)
Exchange realignment	—	375	775	12	2	204	1,368
Transfers	—	12,929	8,459	1,422	—	(22,810)	—
At December 31, 2020, net of accumulated depreciation	2,889	41,737	29,528	1,876	34	37,027	113,091
At December 31, 2020:
Cost	2,889	45,831	37,400	3,308	44	37,027	126,499
Accumulated depreciation	—	(4,094)	(7,872)	(1,432)	(10)	—	(13,408)
Net carrying amount	2,889	41,737	29,528	1,876	34	37,027	113,091

During the years ended December 31, 2021 and 2020, the additions of property, plant and equipment included the charge from a customer under a license and collaboration agreement amounting to US$8.9 million and US$13.7 million, respectively.

11. INTANGIBLE ASSETS

Software
US$’000
December 31, 2021
At January 1, 2021
Cost	3,186
Accumulated amortization	(334)
Net carrying amount	2,852
At January 1, 2021, net of accumulated amortization	2,852
Additions	3,207
Amortization provided during the year	(1,379)
Exchange realignment	4
At December 31, 2021, net of accumulated amortization	4,684
At December 31, 2021
Cost	6,402
Accumulated amortization	(1,718)
Net carrying amount	4,684
December 31, 2020
At January 1, 2020
Cost	598
Accumulated amortization	(79)
Net carrying amount	519
At January 1, 2020, net of accumulated amortization	519
Additions	2,583
Amortization provided during the year	(192)
Exchange realignment	(58)
At December 31, 2020, net of accumulated amortization	2,852
At December 31, 2020
Cost	3,186
Accumulated amortization	(334)
Net carrying amount	2,852

12. OTHER NON-CURRENT ASSETS

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Value-added Tax (“VAT”) recoverable	4,080	3,542
Prepaid expenses	1,068	431
	5,148	3,973

13. LEASES

The Group as a lessee

The Group has lease contracts for leasehold land and buildings. Leases of buildings (including car park spaces) generally have lease terms between 2 and 10 years. Lump sum payments were made upfront to acquire the leasehold land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these leasehold land. Other buildings and rooms generally have lease terms of 12 months or less from the commencement date and do not contain a purchase option. The group applies the short-term lease recognition exemption to its short-term leases.

(a) Right-of-use assets

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Leasehold land	Buildings	Total
	US$’000	US$’000	US$’000
December 31, 2021
Right-of-use assets at January 1, 2021, net of accumulated depreciation	4,851	3,158	8,009
Increase	—	678	678
Disposal	—	(59)	(59)
Exchange realignment	112	(62)	50
Depreciation of right-of-use assets	(101)	(1,391)	(1,492)
At December 31, 2021	4,862	2,324	7,186
December 31, 2020
Right-of-use assets at January 1, 2020, net of accumulated depreciation	4,630	4,718	9,348
Increase	—	491	491
Lease modification	—	(928)	(928)
Exchange realignment	318	273	591
Depreciation of right-of-use assets	(97)	(1,396)	(1,493)
At December 31, 2020	4,851	3,158	8,009

(b) Lease liabilities

Lease liabilities are as indicated below:

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term.

	2021	2020
	US$’000	US$’000
Carrying amount at January 1	3,373	6,085
Increase	678	491
Lease modification	—	(928)
Disposal	(68)	—
Accretion of interest recognized during the year	142	195
Payments	(1,561)	(2,797)
Exchange realignment	(60)	327
Carrying amount at December 31	2,504	3,373
Analyzed into:
Current portion	911	1,464
Non-current portion	1,593	1,909
	2,504	3,373

(c) The amounts recognized in profit or loss in relation to leases are as follows:

	2021	2020
	US$’000	US$’000
Interest on lease liabilities	142	195
Depreciation charge of right-of-use assets	1,492	1,493
Expense relating to short-term leases	182	69
	1,816	1,757

The maturity analysis of lease liabilities is disclosed in note 36 to the financial statements. The total cash outflow for leases is disclosed in note 31 (c) to the financial statements.

The Group as a lessor

The Group leases its right-of-use assets above consisting of five car parking spaces in Ireland for a lease term of 12 months. Rental income recognized by the Group for the year ended December 31, 2021 was US$13,000 (2020: 4,000).

At December 31, 2021 and 2020, the undiscounted minimum lease payments receivables by the Group in future periods under non-cancellable operating leases with its tenants are as follows:

	2021	2020
	US$’000	US$’000
Within one year	13	4

14. CONVERTIBLE REDEEMABLE PREFERRED SHARES

On March 30, 2020 and on April 16, 2020, the Company issued a total of 20,591,629 Series A convertible redeemable preferred shares (the “Series A Preference Shares”) to independent third parties, at the price of US$7.792 per share for an aggregate purchase consideration of US$160.5 million.

The key terms of the Series A Preference Shares are summarized as follows:

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

15. INVENTORIES

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Raw materials and consumables	1,749	1,800

16. TRADE RECEIVABLES

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Trade receivables	50,410	75,000
Less: Impairment of trade receivables	—	(22)
	50,410	74,978

The Group’s trading terms with its customers are mainly on credit. The credit period is 30 to 75 days. The Group seeks to maintain strict control over its outstanding receivables and overdue balances are reviewed regularly by management. Trade receivables are non-interest-bearing. The Group has concentration of credit risk as US$50.0 million (or 99.2%) and US$75.0 million (or 100%), respectively, of trade receivables were due from one single customer under a license and collaboration agreement as at December 31, 2021 and 2020. As at December 31, 2021, the remaining US$0.4 million of trade receivables were about royalties due from Nanjing Probio Biotech Co., Ltd. (note 33).

Movements in the loss allowance for impairment of trade receivables were as follows:

Total
US$’000
At January 1, 2021	22
Impairment losses reversed	(22)
Impairment losses recognized	—
At December 31, 2021	—
At January 1, 2020	9
Impairment losses reversed	(9)
Impairment losses recognized	22
At December 31, 2020	22

The Group applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. The Group performed an impairment analysis at the end of each year by considering the probability of default of the debtors or comparable companies with published credit ratings.

Set out below is the information about the credit risk exposure on the Group’s trade receivables using a provision matrix as at December 31, 2020. As at December 31, 2021, the expected credit loss is insignificant.

	As at December 31, 2020
	Gross carrying amount	Expected loss rate	Expected credit loss
	USD’000		USD’000
Within 3 months	75,000	0.03%	22

17. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Interest receivable	230	80
Other receivables	836	264
Income tax refund	3,709	4,267
VAT recoverable	2,264	1,941
Prepayments	5,715	3,455
	12,754	10,007

As at December 31, 2021 and 2020, amounts due from the Group’s related parties that are repayable on demand, which were included in the Group’s other receivables, were US$262,000 and US$20,000, respectively (note 33). As at December 31, 2021 and 2020, amounts prepaid to the Group’s related parties were US$1,199,000 and nil, respectively (note 33).

None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default. The majority of the above balances were settled within 12 months and had no history of default. The Group estimated that the expected credit loss for the above receivables as at December 31, 2021 and 2020 is insignificant.

18. FINANCIAL ASSETS MEASURED AT AMORTIZED COST

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Financial assets measured at amortized cost	29,937	—

Financial assets measured at amortized cost was related to commercial paper issued by a financial institution with principal amount of US$30.0 million, discounted bid yield of 0.5% per annum and one year maturity date as June 1, 2022.

19. CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND PLEDGED DEPOSITS

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Cash and bank balances	858,607	506,073
Less: Pledged deposits	(1,444)	(384)
Time deposits	(168,225)	(50,000)

Cash and cash equivalents	688,938	455,689

Denominated in USD	681,025	451,165
Denominated in RMB	5,875	4,335
Denominated in EUR	2,038	189

Cash and cash equivalents	688,938	455,689

The cash and bank balances of the Group denominated in Renminbi (“RMB”) amounted to US$5.9 million and US$4.3 million in the consolidated statements of financial position as at December 31, 2021 and 2020, respectively. The RMB is not freely convertible into other currencies, however, under Mainland China’s Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.

The pledged deposit as at December 31, 2021 was pledged for issuing a letter of guarantee to a supplier of the Group and for credit card facilities. The pledged deposit as at December 31, 2020 was pledged for issuing bank acceptance notes to suppliers of the Group and credit card facilities.

Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.

20. TRADE AND NOTES PAYABLES

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Trade payables	7,043	4,911
Notes payable	—	327
	7,043	5,238

The trade payables are non-interest-bearing and are normally settled on 30-day terms.

As at December 31, 2021 and 2020, amounts due to the Group’s related parties, included in the Group’s trade payables, were US$2.4 million and US$2.1 million, respectively (note 33).

21. OTHER PAYABLES AND ACCRUALS

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Accrued payroll	19,207	13,609
Accrued expense	86,875	59,643
Other payables	16,867	25,760
Other tax payables	515	156
	123,464	99,168

Other payables are non-interest-bearing and repayable on demand.

As at December 31, 2021 and 2020, amounts due to the Group’s related parties, included in the Group’s other payables, were US$3.3 million and US$3.7 million, respectively (note 33).

22. CONTRACT LIABILITIES

Details of contract liabilities are as follows:

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Advances received from customers
License and collaboration revenue
- JSC service	303,222	330,085
Current	60,644	55,014
Non-current	242,578	275,071

The movements in contract liabilities during the year are as follows:

US$’000
At January 1, 2021	330,085
Payments received/due to receive	64,058
Transferred to revenue	(86,368)
Exchange realignment	(4,553)
At December 31, 2021	303,222
At January 1, 2020	324,059
Payments received/due to receive	75,000
Transferred to revenue	(75,676)
Exchange realignment	6,702
At December 31, 2020	330,085

Contract liabilities include payments received/due to receive under the license and collaboration agreement at the end of each year. The changes in contract liabilities for both years are mainly due to the additional variable consideration relieved from constraint in relation to the revenue recognized.

23. DEFERRED TAX

The Group has tax losses arising in Hong Kong of US$38,000 in 2021 (2020: US$25,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.

The Group has tax losses arising in Mainland China of US$109.4 million in 2021 (2020: US$63.6 million) that will expire in 5 years for offsetting against future taxable profits of the companies in which the losses arose.

The Group has tax losses arising in Ireland of US$69.6 million in 2021 (2020 US$47.4 million) that can be carried back for 1 year and carried forward indefinitely for offsetting against taxable profits of the company.

The Group has tax losses arising in the United States of America of US$202.7 million in 2021 (2020: US$33.1 million) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.

Deferred tax assets have not been recognized in respect of these tax losses as it is not considered probable that taxable profits will be available against which the tax losses can be utilized.

Deferred tax assets have not been recognized in respect of the following items during the reporting year:

	2021	2020
	US$’000	US$’000
Deductible temporary differences	102,435	74,409
Tax losses	381,686	144,099
	484,121	218,508

Deferred income tax assets are recognized for tax losses carried-forward to the extent that realization of the related tax benefit through future taxable profits is probable. Deferred tax assets have not been recognized in respect of the above items as it is not considered probable that taxable profits will be available against which the above items can be utilized.

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

At December 31, 2021 and 2020, the subsidiaries in Mainland China had no distributable retained earnings.

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

At December 31, 2021 and 2020, the subsidiary in US had no distributable retained earnings.

24. WARRANT LIABILITY

On May 13, 2021, the Company entered into a subscription agreement with an institutional investor relating to the offer and sale of 20,809,850 ordinary shares of the Company, par value US$0.0001 per share, in a private placement at a purchase price of US$14.41625 per ordinary share (the “PIPE Offering”). The total proceeds from the PIPE Offering is US$300.0million. Pursuant to the subscription agreement, the Company also agreed to issue and sell concurrently with the PIPE offering a warrant (the “Warrant”) exercisable for up to an aggregate of 10,000,000 ordinary shares (such transaction together with the PIPE Offering, the “Transactions”). The Transactions were completed on May 21, 2021(the “Closing Date”). The Warrant is exercisable, in whole or in part, at an exercise price of US$20.00 per ordinary share, at any time prior to the two-year anniversary of the Closing Date.

The Warrant is accounted for as a financial liability because the Warrant may be net share settleable at the holder’s option. The fair value of the warrant liability is assessed at US$81.7 million and is recognized upon closing of the Transactions. As of December 31, 2021, the fair value of the Warrant was assessed at US$87.9 million. A fair value loss of US$6.2 million was recorded in profit or loss for the year ended December 31, 2021 due to change of the fair value. Management considered that there is no significant change of the Company’s own credit risk that drives the fair value change of the warrant liability during the year ended December 31, 2021.

The movement of the warrant liability is set out as below:

Total
US$’000
At January 1, 2021	—
Issuance of the warrant liability	81,700
Fair value loss of the warrant liability	6,200
At December 31, 2021	87,900

25. GOVERNMENT GRANTS

	2021	2020
	US$’000	US$’000
Deferred government grants	2,170	2,334
Current	304	283
Non-current	1,866	2,051

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

26. INTEREST-BEARING LOANS AND BORROWINGS

	Effective interest rate	Maturity	December 31, 2021
	%		US$’000
Non-current
Loans from a collaborator	3.03	No specific maturity date	120,462

Pursuant to the license and collaboration agreement entered into with a collaborator, the Company is entitled to receive funding advances from the collaborator when certain operational conditions are met. As a result, the

Company took an initial funding advance with principal amounting to US$17.3 million on June 18, 2021, a second funding advance with principal amounting to US$53.1 million on September 17, 2021, and a third funding advance with principal amounting to US$49.3 million on December 17, 2021, by reducing the same amount of other payables due to the collaborator, respectively (collectively, the “Funding Advances”).

These Funding Advances are accounted for as interest-bearing borrowings funded by the collaborator, constituted by a principal amounting to US$119.7 million and applicable interests accrued amounting to US$0.8 million upon such principal. The respective interest rate of each borrowing is based on the average annual London Interbank Offered Rate (LIBOR) for U.S. Dollars as reported in the Wall Street Journal on the due date of the quarterly invoice or the next business date should the due date fall on a weekend or holiday, plus 250 basis points, calculated on the number of days from the date on which the Company applied such borrowings. For each of the three batches of funding advances, interest started to accrue from June 18, 2021, September 17, 2021 and December 17, 2021, respectively.

Pursuant to the terms of the license and collaboration agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits from the first profitable year of the collaboration program. The Company’s management estimated the loan will not be recouped by the collaborator within one year, nor does the Company expect to repay the funding advances within one year, and thus the loan was classified as a long-term liability.

27. SHARE CAPITAL AND SHARE PREMIUM

Shares

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Authorized:
2,000,000,000 shares of US$0.0001 each	200	200
Issued and fully paid:
308,456,852 (2020: 266,010,256) ordinary shares of US$0.0001 each	31	27

A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2019 and January 1, 2020	200,000,000	20	3,908	3,928

Issuance of ordinary shares for conversion of preferred shares	20,907,282	2	240,432	240,434
Issuance of ordinary shares for initial public offering, net of issuance cost	42,377,500	4	450,081	450,085
Issuance of ordinary shares for private placement by GenScript	1,043,478	—	12,000	12,000
Exercise of share options	1,681,996	1	1,885	1,886

At December 31, 2020 and January 1, 2021	266,010,256	27	708,306	708,333

Issuance of ordinary shares relating to private placement for an institutional investor (note 24)	20,809,850	2	218,298	218,300
Issuance of ordinary shares for follow-on public offering, net of issuance cost (note)	17,231,150	2	323,438	323,440
Exercise of share options	4,056,380	—	6,089	6,089
Reclassification of vesting of restricted stock units	349,216	—	5,323	5,323

At December 31, 2021	308,456,852	31	1,261,454	1,261,485

Note: On December 20, 2021, the Company completed a follow-on public offering by issuing 17,231,150 ordinary shares, in aggregate, at US$20.00 per ordinary share and received net proceeds of US$323.4 million, after deduction of related issuance costs of US$21.2 million.

28. SHARE OPTION SCHEME

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

Share options do not confer any voting rights, or rights to participate in any dividends or distributions. The following share options were outstanding under the Scheme during the year:

	2021		2020		2019
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	US$ per share	’000	US$ per share	’000	US$ per share	’000
At January 1,	1.9353	14,241	0.9273	18,013	0.7782	14,311
Granted during the year	15.4774	595	15.6128	679	1.4973	3,757
Forfeited during the year	2.9987	(1,251)	0.9963	(2,769)	1.0909	(55)
Exercised during the year	1.3346	(4,056)	1.0131	(1,682)	—	—
At December 31,	2.8970	9,529	1.9353	14,241	0.9273	18,013
Exercisable at December 31	1.4334	2,828	1.0703	4,619	0.7852	2,484

The weighted average share price at the date of exercise for share options exercised during the year was US$18.4846 per share (2020: US$14.9131, 2019: No share options were exercised).

The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

December 31, 2021
Number of options ’000	Exercise price* US$ per share	Exercise period
4,054	0.5	2019/12/25 – 2027/12/25
1,849	1.0	2019/07/01 – 2028/08/29
382	1.0	2019/12/31 – 2028/12/30
1,822	1.5	2020/07/02 – 2029/07/01
332	11.5	2020/11/29 – 2029/11/28
90	11.5	2021/06/05 – 2030/06/04
385	16.3	2021/09/01 – 2030/08/31
20	13.6	2021/11/19 – 2030/11/18
430	14.1	2022/03/29 – 2031/03/28
165	19.0	2022/08/27 – 2031/08/26
9,529

December 31, 2020
Number of options ’000	Exercise price* US$ per share	Exercise period
5,393	0.5	2019/12/25 - 2027/12/25
4,317	1.0	2019/07/01 - 2028/08/29
540	1.0	2019/12/31 - 2028/12/30
2,868	1.5	2020/07/02 - 2029/07/01
444	11.5	2020/11/29 - 2029/11/28
90	11.5	2021/06/05 - 2030/06/04
569	16.3	2021/09/01 - 2030/08/31
20	13.6	2021/11/19 - 2030/11/18
14,241

December 31, 2019
Number of options ’000	Exercise price* US$ per share	Exercise period
6,347	0.5	2019/12/25 - 2027/12/25
7,283	1.0	2019/07/01 - 2028/08/29
656	1.0	2019/12/31 - 2028/12/30
3,225	1.5	2020/07/02 - 2029/07/01
502	1.5	2020/11/29 - 2029/11/28
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

The fair value of the share options granted during the year ended December 31, 2021 was US$5.7 million (US$9.497 each) (2020: US$6.7 million, US$9.817 each; 2019: US$1.1 million, US$0.294 each). The Group recognized share option expense of US$2.4 million (2020: US$1.9 million, 2019: US$1.3 million) during the year ended December 31, 2021.

The fair value of equity-settled share options granted during the period was estimated, using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

	2021	2020	2019
Dividend yield (%)	—	—	—
Expected volatility (%)	73.2-76.4	73.0-87.2	66.4-80.3
Risk-free interest rate (%)	0.03-1.72	0.07-0.91	1.98-2.69
Expected life of options (year)	10	10	10

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of comparable listed companies in the same industry. The weighted average share price was US$15.4774 used in the share option fair value valuation model during the year ended December 31, 2021.

As at December 31, 2021, the Company had 9,529,158 share options outstanding under the Scheme. The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 9,529,158 additional ordinary shares of the Company, an additional share capital of US$953 and a share premium of US$27.6 million (before issue expenses).

At the date of approval of these financial statements, the Company had 9,529,158 share options outstanding under the share option scheme, which represented approximately 3.1% of the Company's shares in issue as at that date.

29. RESTRICTED STOCK UNITS

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

The movement in the number of RSU outstanding for the year ended 31 December 2021 and 2020 was as follow:

	2021
	Number of RSU	Weighted average grant date fair value
	’000	US$ per unit
Outstanding at January 1	1,113	15.3409
Granted during the year	2,133	15.0120
Vested during the year	(349)	15.2420
Forfeited during the year	(296)	14.4913
Outstanding at December 31	2,601	15.1808

	2020
	Number of RSU	Weighted average grant date fair value
	’000	US$ per unit
Outstanding at January 1, 2020	—	—
Granted during the year	1,139	15.3639
Forfeited during the year	(26)	16.3350
Outstanding at December 31, 2020	1,113	15.3409

The weighted-average remaining contractual life for outstanding RSUs granted under the RSU Scheme was 8.16 years and 8.84 years as of December 31, 2021 and 2020, respectively.

The fair value of the awarded shares was calculated based on the market price of the Group’s shares at the respective grant date.

The fair value of the RSU granted during the period was US$32.0 million (US$15.012 each), of which the Group recognized RSU expense of US$17.8 million during the year ended 31 December 2021.

The fair value of the RSU granted during the period was US$17.5 million (US$15.364 each), of which the Group recognized RSU expense of US$2.9 million during the year ended 31 December 2020.

At the date of approval of these financial statements, the Company had 2,601,187 RSUs outstanding under the restricted shares plan, which represented approximately 0.8% of the Company's shares in issue as at that date.

30. RESERVES

The amounts of the Group’s reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity of the consolidated financial statements.

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations with a functional currency other than US$.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and reserve funds of the Company’s PRC subsidiary, totaling US$70.4 million and US$26.0 million as at December 31, 2021 and 2020, respectively.

31. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Major non-cash transactions

For the year ended December 31, 2021, the Group had non-cash additions to interest-bearing loans and borrowings of US$119.7 million which was received through the deduction of other payables to a collaborator.

For the year ended December 31, 2021, the Group had non-cash fair value loss of US$6.2 million of warrant liability.

For the year ended December 31, 2021, the Group had non-cash prepayment of US$1.5 million in exchange of research and development service from Nanjing Probio Biotech Co., Ltd. and Jiangsu GenScript Probio Biotech Co., Ltd.

For the years ended December 31, 2021, 2020 and 2019, the Group had non-cash additions to right-of-use assets of US$0.7 million, US$0.5 million and  US$2.2 million, and lease liabilities of US$0.7 million, US$ 0.5 million and US$2.2 million, in respect of lease arrangements for buildings, respectively.

For the years ended December 31, 2021, 2020 and 2019, the Group had non-cash additions to property, plant and equipment included in other payables and accruals of US$14.2 million, US$13.1 million and US$8.9 million, respectively.

For the year ended December 31, 2020, the Group had non-cash additions to finance costs of US$1.5 million and other payable of US$1.5 million, in respect of expenses for convertible redeemable preferred shares.

For the year ended December 31, 2020, the Group had non-cash fair value loss of $80.0 million of convertible redeemable preferred shares.

For the year ended December 31, 2019, Genscript Biotech Corporation utilized the balance due from the Group to settle the balance due to Genscript USA Incorporated in the amount of US$4.4 million.

For the year ended December 31, 2019, Genscript Biotech Corporation and Genscript USA Incorporated utilized the outstanding balance due from the Group to settle part of the outstanding balance due to the Group of US$19.5 million and US$5.5 million, respectively.

(b) Changes in liabilities arising from financing activities

	Convertible redeemable preferred shares	Other payables to related parties	Lease liabilities
	US$’000	US$’000	US$’000
At January 1, 2021	—	—	3,373
Additions of lease liabilities	—	—	678
Changes from financing cash flows	—	—	(1,419)
Disposal	—	—	(68)
Interest expense	—	—	142
Interest paid classified as operating cash flows	—	—	(142)
Foreign exchange movement	—	—	(60)
At December 31, 2021	—	—	2,504
At January 1, 2020	—	4	6,085
Additions of lease liabilities	—	—	(437)
Changes from financing cash flows	160,450	(4)	(2,602)
Interest expense	—	—	195
Interest paid classified as operating cash flows	—	—	(195)
Fair value loss of the convertible redeemable preferred shares	79,984	—	—
Conversion to ordinary shares	(240,434)	—	—
Foreign exchange movement	—	—	327
At December 31, 2020	—	—	3,373
At January 1, 2019	—	4,688	4,317
Additions of lease liabilities	—	—	6,840
Changes from financing cash flows	—	19,722	(5,056)
Non-cash transaction (note 31(a))	—	(24,374)	—
Interest expense	—	—	199
Interest paid classified as operating cash flows	—	—	(199)
Foreign exchange movement	—	(32)	(16)
At December 31, 2019	—	4	6,085

(c) Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	2021	2020	2019
	US$’000	US$’000	US$’000
Right-of-use assets
Within operating activities	142	195	199
Within financing activities	1,419	2,602	5,056
Short-term leases	182	69	272
	1,743	2,866	5,527

32. COMMITMENTS AND CONTINENCIES

(a)	Capital commitments

The Group had the following capital commitments at the end of the year:

	2021	2020	2019
	US$’000	US$’000	US$’000
Construction in progress	25,897	33,637	2,844

(b)	Loss contingencies

In September 2021, a former employee elected to enter into arbitration against Legend Biotech USA Inc. (“Legend USA”) with the American Arbitration Association, claiming such former employee was discriminated against due to her gender and wrong fully terminated in retaliation for engaging in alleged protected activity. The former employee demanded Legend USA to pay damages of approximately US$3.0 million for alleged lost pay, lost equity, damage to reputation, emotional distress and other related losses.

Management believes that the former employee’s claims above are without merit and intends to defend vigorously. At the early stage of the process, management cannot predict the ultimate outcome of the above claims, whether in whole or in part, which may result in a loss, if any. Therefore, in the opinion of management and legal counsel, an estimate of the amount or arrange of reasonably possible losses cannot be made at this time. Accordingly, no provision for any liability has been made in the financial statements.

33. RELATED PARTY TRANSACTIONS

Company	Relationship
Nanjing GenScript Biotech Co., Ltd. (formerly named as Nanjing Jinsirui Biotechnology Co., Ltd.)	Company controlled by the ultimate holding company
Nanjing Bestzyme Bioengineering Co., Ltd.	Company controlled by the ultimate holding company
Jiangsu GenScript Biotech Co., Ltd.	Company controlled by the ultimate holding company
Genscript (HongKong) Ltd.	Company controlled by the ultimate holding company
Genscript USA Incorporated	Company controlled by the ultimate holding company
Genscript USA Holdings Inc	Company controlled by the ultimate holding company
Genscript Biotech (Netherlands) B.V.	Company controlled by the ultimate holding company
Nanjing Probio Biotech Co., Ltd.	Company controlled by the ultimate holding company
Jiangsu GenScript Probio Biotech Co., Ltd.	Company controlled by the ultimate holding company
Genscript Netherlands	Company controlled by the ultimate holding company
Genscript Biotech Corporation (“GenScript”)	Company controlled by the ultimate holding company
Genscript (Nanjing) Co., Ltd. (formerly named as Jinsikang Technology (Nanjing) Co., Ltd.)	Company controlled by the ultimate holding company

(a)	In addition to the transactions detailed elsewhere in the consolidated financial statements, the Group had the following transactions with related parties during the year :
(i)	Licensing of patents to related parties:

	2021	2020	2019
	US$’000	US$’000	US$’000
Nanjing Probio Biotech Co., Ltd.	3,019	—	—

The sale was generated from an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates.

(ii)	Sales-based royalties from related parties:

	2021	2020	2019
	US$’000	US$’000	US$’000
Nanjing Probio Biotech Co., Ltd.	405	—	—

The sale was generated from sales-based royalties related to the exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates.

(iii)	Sales of materials to related parties:

	2021	2020	2019
	US$’000	US$’000	US$’000
Nanjing GenScript Biotech Co., Ltd.	—	—	3

The terms of these services and materials were charged based on the prices agreed by both parties.

(iv)	Other income to related parties:

	2021	2020	2019
	US$’000	US$’000	US$’000
Nanjing GenScript Biotech Co., Ltd.	12	—	265

The other income was the income for sublease to Nanjing GenScript Biotech Co., Ltd. The price and terms are agreed by both parties

(v)	Purchases from related parties:

	2021	2020	2019
	US$’000	US$’000	US$’000
Nanjing GenScript Biotech Co., Ltd.	9,615	4,162	4,480
Genscript USA Incorporated	786	424	296
Jiangsu GenScript Probio Biotech Co., Ltd	334	—	—
Jiangsu GenScript Biotech Co., Ltd	146	41	198
Nanjing Probio Biotech Co., Ltd.	21	—	—
Genscript Netherlands	6	—	—
Genscript Biotech (Netherlands) B.V.	—	7	—
Genscript USA Holdings Inc	—	—	4
	10,908	4,634	4,978

The transactions were made according to the price and terms agreed with related parties.

(vi)	Management fee:

	2021	2020	2019
	US$’000	US$’000	US$’000
Genscript USA Incorporated	—	95	198
Genscript (HongKong) Ltd	—	59	—
	—	154	198

The management fee was charged by related parties based on the cost of services provided.
(vii)	Shared services:

During the years ended December 31, 2021, 2020 and 2019, Nanjing GenScript Biotech Co., Ltd. provided certain accounting, legal, IT and administrative shared services to the Group for a consideration of US$1.6 million,

US$3.3 million and US$2.1 million, respectively. During the year ended December 31, 2021, Genscript USA Incorporated provided certain IT shared service to the Group for a consideration of US$3,000.

(viii)	Compensation fee for termination of service agreement:

	2021	2020	2019
	US$’000	US$’000	US$’000
Jiangsu GenScript Biotech Co., Ltd.	2,666	—	—

In May 2021, pursuant to a settlement agreement between the Group and Jiangsu GenScript Biotech Co., Ltd., the Group incurred compensation charges for the termination of a service agreement related to the design and construction of a lab facility.

(ix)	Cash advances from related parties:

	2021	2020	2019
	US$’000	US$’000	US$’000
Genscript Biotech Corporation	—	—	28,199
Nanjing GenScript Biotech Co., Ltd.	—	—	2,168
Genscript USA Incorporated	—	—	8,000
Genscript (Nanjing) Co., Ltd.	—	—	578
	—	—	38,945

(x)	Repayment of cash advances from related parties:

	2021	2020	2019
	US$’000	US$’000	US$’000
Genscript Biotech Corporation	—	—	4,335
Nanjing GenScript Biotechnology Co., Ltd.	—	—	6,310
Genscript USA Incorporated	—	—	8,000
Genscript (Nanjing) Co., Ltd.	—	—	578
Genscript (HongKong) Ltd.	—	4	—
	—	4	19,223

(xi)	Cash advances to related parties:

	2021	2020	2019
	US$’000	US$’000	US$’000
Genscript Biotech Corporation	—	—	13,006

(xii)	Collection of cash advances to related parties:

	2021	2020	2019
	US$’000	US$’000	US$’000
Genscript Biotech Corporation	—	—	48,496
Genscript USA Incorporated	—	—	14,500
	—	—	62,996

The above cash advances from/to related parties were unsecured, interest free and repayable on demand.

(xiii)	Entrusted loan from a related party:

	2021	2020	2019
	US$’000	US$’000	US$’000
Genscript (Nanjing) Co., Ltd.	—	—	2,867

(xiv)	Repayments of entrusted loan from a related party:

	2021	2020	2019
	US$’000	US$’000	US$’000
Genscript (Nanjing) Co., Ltd.	—	—	2,867

The above entrusted loan from a related party was unsecured, bearing an interest rate of 4.35% p.a. and was repaid in December 2019, with an interest expense of US$24,000 recognized in 2019.

(xv)	Purchase of equipment

	2021	2020	2019
	US$’000	US$’000	US$’000
Nanjing GenScript Biotech Co., Ltd.	—	54	7

(xvi)	Sale of equipment

	2021	2020	2019
	US$’000	US$’000	US$’000
Nanjing GenScript Biotech Co., Ltd.	—	—	13

The sale or purchase of equipment was made at their respective carrying values.

(xvii)	Financing from follow-on public offering, net of issuance cost

	2021	2020	2019
	US$’000	US$’000	US$’000
Genscript Biotech Corporation	84,600	—	—

Genscript Biotech Corporation purchased 4,500,000 ordinary shares, in the form of ADSs issued as part of the follow-on public offering on December 20, 2021, at the same price as these shares issued to the public(note 27).

(xviii)Lease contract guarantee

In 2018, Legend Ireland entered into a copy property lease agreement with a third party in Dublin with lease period from 2018 to August 2028. Genscript Biotech Corporation provided a guarantee on Legend Ireland’s payment obligations under the lease agreement for nil consideration.

(b)Outstanding balances with related parties:

The Group had the following significant balances with its related parties at the end of the year:

(i)	Due from related parties

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Trade receivables
Nanjing Probio Biotech Co., Ltd.	409	—

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Other receivables
Genscript USA Incorporated	19	6
Nanjing GenScript Biotech Co., Ltd.	243	14
	262	20

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Prepayment
Jiangsu GenScript Probio Biotech Co., Ltd	925	—
Nanjing Probio Biotech Co., Ltd.	274	—
	1,199	—

(ii)	Due to related parties.

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Trade payables
Nanjing GenScript Biotech Co., Ltd.	2,301	1,547
Genscript USA Incorporated	46	555
Nanjing Probio Biotech Co., Ltd.	22	—
Jiangsu GenScript Biotech Co., Ltd	1	1
	2,370	2,103

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Other payables
Nanjing GenScript Biotech Co., Ltd.	3,293	3,736
Genscript USA Incorporated	50	—
	3,343	3,736

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Lease liabilities
Nanjing GenScript Biotech Co., Ltd.	286	351
Genscript USA Holdings Inc	—	582
	286	933

Except for lease liabilities with incremental borrowing rates between 2.00% and 8.89% repayable over 5 years, all other related party balances are unsecured and repayable on demand and interest free.

(c)	Compensation of key management personnel of the Group:

	2021	2020	2019
	US$’000	US$’000	US$’000
Short-term employee benefits	1,942	1,733	1,036
Equity-settled share-based compensation expense	2,907	529	590
Termination payment	—	774	—
	4,849	3,036	1,626

34. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the end of each of the reporting periods are as follows:

As at December 31, 2021

Financial assets

Financial assets at amortized cost
US$’000
Trade receivables	50,410
Financial assets included in prepayments, other receivables and other assets (note 17)	1,066
Financial assets measured at amortized cost	29,937
Time deposits	168,225
Pledged deposits	1,444
Cash and cash equivalents	688,938
940,020

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit and loss
	US$’000	US$’000
Trade and notes payables	7,043	—
Warrant liability	—	87,900
Financial liabilities included in other payables and accruals (note 21)	16,867	—
Interest-bearing loans and borrowings	120,462	—
Lease liabilities	2,504	—
	146,876	87,900

As at December 31, 2020

Financial assets

Financial assets at amortized cost
US$’000
Trade receivables	74,978
Financial assets included in prepayments, other receivables and other assets (note 17)	344
Time deposits	50,000
Pledged deposits	384
Cash and cash equivalents	455,689
581,395

Financial liabilities

Financial liabilities at amortized cost
US$’000
Trade and notes payables	5,238
Financial liabilities included in other payables and accruals (note 21)	25,760
Lease liabilities	3,373
34,371

35. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

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

The following table illustrates the fair value measurement hierarchy of the Group’s financial instruments:

Liability measured at fair value:

As at December 31, 2021
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Warrant liability	—	87,900	—	87,900

The following table lists the inputs to the binominal model used for the fair value valuation of warrant liability:

December 31, 2021
Underlying stock price	US$23.31
Volatility	70.5%
Risk free rate	0.58%
Dividend	0%

During the year ended December 31, 2021, 2020 and 2019, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.

36. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and cash equivalents, pledged deposits, time deposits, financial assets measured at amortized cost, prepayments, other receivables and other assets, and financial liabilities included in other payables and accruals. The main purpose of these financial instruments is to raise finance for the Group’s operations. The Group has various other financial assets and liabilities such as trade receivables and trade and notes payables, which arise directly from its operations.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarized below.

Interest rate risk

As at December 31, 2021, the Group's exposure to the risk of changes in interest rates primarily relates to the Group's Funding Advances with a floating interest rate as disclosed in note 26 to the consolidated financial statements.  As at December 31, 2021, management considered that any reasonable changes in the interest rate would not have significant impact on the interest expense from the Funding Advances.  Accordingly, no sensitivity analysis for interest rate risk is presented.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies. Approximately 35% in 2021 (2020 and 2019: 15% and 22%) of the Group’s sales were denominated in currencies other than the functional currencies of the operating units making the sale.

As at December 31, 2021, 2020 and 2019, the Group had no outstanding foreign currency forward exchange contract. At present, the Group does not intend to seek to hedge its exposure to foreign exchange fluctuations. However, management constantly monitors the economic situation and the Group’s foreign exchange risk profile and will consider appropriate hedging measures in the future should the need arise.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the EUR and RMB exchange rate against US$, with all other variables held constant, of the Group’s loss before tax (due to changes in the fair values of monetary assets and liabilities).

	Increase/ (decrease) in the rate of foreign currency	Decrease/ (increase) in loss before tax
	%	US$’000
Year ended December 31, 2021
If US$ strengthens against RMB	5	1,215
If US$ weakens against RMB	(5)	(1,215)
If US$ strengthens against EUR	5	(3,086)
If US$ weakens against EUR	(5)	3,086
Year ended December 31, 2020
If US$ strengthens against RMB	5	678
If US$ weakens against RMB	(5)	(678)
If US$ strengthens against EUR	5	(817)
If US$ weakens against EUR	(5)	817
Year ended December 31, 2019
If US$ strengthens against RMB	5	329
If US$ weakens against RMB	(5)	(329)
If US$ strengthens against EUR	5	3,310
If US$ weakens against EUR	(5)	(3,310)

Credit risk

The Group trades only with recognized and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Group’s exposure to bad debts is not significant. For transactions that are not denominated in the functional currency of the relevant operating unit, the Group does not offer credit terms without the specific approval of the Head of Credit Control.

The credit risk of the Group’s other financial assets, which comprise cash and cash equivalents, pledged deposits, financial assets measured at amortized cost and other receivables, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments. Further quantitative data in respect of the Group’s exposure to credit risk arising from trade receivables and other receivables are disclosed in notes 16 and 17 to the consolidated financial statements, respectively.

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

The maturity profile of the Group’s financial liabilities as at the end of the reporting period, based on contractual undiscounted payments, is as follows:

As at December 31, 2021
	Less than 1 years	Over 1 years	Total
	US$’000	US$’000	US$’000
Trade and notes payables	7,043	—	7,043
Other payables and accruals	16,867	—	16,867
Warrant liability	87,900	—	87,900
Interest-bearing loans and borrowings (note)	—	120,462	120,462
Lease liabilities	911	1,708	2,619
	112,721	122,170	234,891

As at December 31, 2020
	Less than 1 years	Over 1 years	Total
	US$’000	US$’000	US$’000
Trade and notes payables	5,238	—	5,238
Other payables and accruals	25,760	—	25,760
Lease liabilities	1,464	2,099	3,563
	32,462	2,099	34,561

Note: Pursuant to the terms of the license and collaboration agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits for the first profitable year of the collaboration program. The Company’s management estimated the loan will not be recouped by the collaborator within one year.

Capital management

The primary objectives of the Group’s capital management are to safeguard the Group’s ability to continue as a going concern and to maintain a strong credit rating and healthy capital ratios in order to support its business and maximize shareholders’ value.

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

The Group monitors capital using a gearing ratio, which is total liabilities divided by total assets. The gearing ratios as at the end of each year were as follows:

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Total liabilities	647,161	440,752
Total assets	1,118,367	721,007
Gearing ratio	58%	61%

37. APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the board of directors on March 31, 2022.