Form 20-F/A
period 2021-12-31
Legend Biotech Corp
filed 2023-02-17
CIK 1801198

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an Annual Report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

EXPLANATORY NOTE

Legend Biotech Corporation ( “Legend Biotech”, “Legend”, “we”, “our”, “ours”, “us”, or  the “Company”) is filing this Amendment No. 1 on Form 20-F/A (the “Form 20-F/A”, “Amendment No. 1”, or “Amended Annual Report”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022 (the “Original 20-F”) to (i) address comments from the staff of the Division of Corporation Finance of the SEC on the Original 20-F and (ii) to amend and restate (the “Restatement”) its audited financial statements as at December 31, 2021 and 2020 and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 (the “Audited Affected Financials”).

Background of the Restatement

As previously reported, on October 19, 2022, the audit committee (the “Audit Committee”) of Legend Biotech, based on the recommendation of, and after consultation with, the Company’s management, concluded that the Company’s previously issued Audited Affected Financials and the Company’s financial statements for the interim period ended March 31, 2022 should no longer be relied upon.  The Company determined that the original valuation of the commercial license for cilta-cel (the “Commercial License”) pursuant to its worldwide collaboration and license agreement with Janssen Biotech, Inc. (“Janssen”) was understated and was a single performance obligation and, as a result, the accounting for revenue recognition in the Audited Affected Financials was materially incorrect.

As a result of the Restatement, the Company has concluded there was a material weakness in its internal control over financial reporting as of December 31, 2021, and its disclosure controls and procedures were not effective. See additional discussion included in Part II, Item 15 of this Amended Annual Report. The Restatement adjustments also affect periods prior to the Original 20-F and such adjustments have been reflected in the restated opening stockholders’ equity balances as of January 1, 2019.  Also, as previously disclosed, management determined that its report regarding the effectiveness of the Company’s internal controls over financial reporting (“ICFR”) contained in the Original 20-F, and Ernst & Young Hua Ming LLP (“EYHM”), the Company’s independent registered accounting firm as of December 31, 2021, has determined its opinion relating to the effectiveness of the Company’s ICFR as of December 31, 2021 included in the Original 20-F, should not be relied upon. The impact of the Restatement is more fully described in Note 2.2 to the Company’s restated consolidated financial statements included in Part III, Item 18 of this Amended Annual Report.

Items Amended

This Form 20-F/A includes changes to: (1) Part I, Item 3 – Key Information, including Item 3D – Risk Factors, (2) Part I, Item 4 – Information on the Company, (3) Part I, Item 5 – Operating and Financial Review and Prospects, (4) Part II, Item 15 – Controls and Procedures, (5) Part III, Item 18 – Financial Statements and (6) Part III, Item 19 – Exhibits. See below and 2.2 Restatement of Previously Issued Consolidated Financial Statements of the Notes to Consolidated Financial Statements in Part III, Item 18 of this Form 20-F/A for a detailed discussion of the changes made as a result of the Restatement.

As required by Rule 12b-15 under the Securities and Exchange Act, as amended, Part III Item 19 of the Original 20-F has been amended to include updated certifications from Legend Biotech’s principal executive officer and principal financial officer pursuant to Sections 906 and 302 of the Sarbanes-Oxley Act of 2002, which are attached to this Form 20-F/A as Exhibits 12.1, 12.2, 13.1 and 13.2, respectively.

Except as otherwise noted, this Amendment No. 1 does not amend, update or change any other disclosures in the Original 20-F and does not reflect events occurring after the filing of the Original 20-F. Among other things, forward-looking statements made in the Original 20-F have not been revised to reflect events, results or developments that occurred or facts that became known to us after the date of the Original 20-F, other than with respect to the Restatement, and such forward-looking statements should be read in conjunction with our filings with the SEC, including those subsequent to the filing of the Original 20-F.

Substantially concurrently with the filing of this Amendment No. 1, the Company is filing an amendment to its Form 6-K related to the Company’s interim financial information for the three months ended March 31, 2022.

i

LEGEND BIOTECH CORPORATION

FORM 20-F ANNUAL REPORT

ii

CERTAIN INFORMATION

In this Annual Report on Form 20-F, unless otherwise indicated or the context otherwise requires, “Legend Biotech” refers to Legend Biotech Corporation, a Cayman Islands holding company, “PRC subsidiaries” refer to Legend Biotech’s subsidiaries incorporated in the PRC (as defined below) and “we,” “us,” “our,” and the “Company” refer to Legend Biotech and its consolidated subsidiaries.  References to “GenScript” or “Genscript” refer to Genscript Biotech Corporation, our majority stockholder.

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
•

“China” or “PRC” refers to the People’s Republic of China, and solely in the context of describing PRC rules, laws, regulations and other legal and tax matters, excludes rules, laws, regulations and other legal and tax matters of the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, however, the legal and operational risks discussed by the Company with respect to operating in the PRC throughout this filing also apply to Hong Kong and Macau; “Greater China” does not exclude the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

•	“ordinary shares” are to ordinary shares of our company, par value $0.0001 per share;
•	“Renminbi” or “RMB” refers to the legal currency of the PRC;
•	“Series A Preference Shares” are to the Series A preference shares, par value $0.0001 per share; and
•	“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States.

For our organization structure as of the date of this annual report, see “Item 4. Information on the Company—C. Organizational Structure.”

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

TRADEMARKS AND SERVICE MARKS

“Legend Biotech,” the Legend logo and other trademarks or service marks of the Company appearing in this Annual Report on Form 20-F are the property of the Company. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 20-F are the property of their respective holders.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and China Operations

Legend Biotech is a Cayman Islands holding company and not a Chinese operating company. We operate through our operating subsidiaries located primarily in the United States, PRC and European Union. Our operations in the PRC, in addition to our business presence elsewhere in the world, are enabled by our subsidiaries based therein. Investors in our ADSs do not hold equity securities of our operating subsidiaries but hold equity securities of a Cayman Islands holding company. See “Item 4—Information On The Company—C. Organizational Structure Chart” for an illustration of our corporate structure.

We face various legal and operational risks and uncertainties associated with having a portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals or filing requirements on offerings conducted outside of the PRC and investment by individuals or entities outside of the PRC (“non-PRC investors”) in issuers with operations in China, anti-monopoly regulatory actions and oversight on cybersecurity, data privacy and genetic information, if we fail to comply with relevant regulatory requirements, which may negatively impact our ability to conduct certain businesses, access investments by non-PRC investors or list on stock exchanges outside of the PRC. If we fail to comply with these regulatory requirements on our offerings and investments outside the PRC, the PRC could take action against the assets of our PRC subsidiaries, which could materially and adversely affect our operations in the PRC. As a result, these risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline.

Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have significant oversight and discretion over the conduct of our business in China, and it may intervene in or influence our operations at any time where we are not or might not be compliant with PRC laws or regulations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted outside of the PRC and/or investment by non-PRC investors in issuers with operations in China. Any such action could result in actions taken against the assets of our PRC subsidiaries, which could materially and adversely affect our operations in the PRC, and could significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. In addition, the implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, our shareholders and our business face potential uncertainty from actions taken by the PRC governmental authorities affecting our business in the PRC.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on governmental policies and internal rules, some of which are not published on a timely basis or at all, and which may be a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Recently, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted outside of the PRC and/or investment by non-PRC investors in issuers with operations in China, and initiated a series of regulatory actions and made a number of public statements, including cracking down on illegal activities in the securities market, enhancing supervision over companies with operations in China to be listed outside of the PRC, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As a result, risks to our business arise from, among other things, PRC governmental authorities’ significant oversight and discretion over the business and financing activities of our PRC subsidiaries, the complex and evolving PRC legal system, frequent changes in laws, regulations and government policies, uncertainties and inconsistencies regarding the interpretation and enforcement of laws and regulations, uncertainties, difficulties or delays in obtaining regulatory approvals or completing filing procedures for listing on a non-PRC stock exchange or conducting certain business activities and increasing oversight on cybersecurity and data privacy related to the PRC government’s recently issued statements and instituted regulatory actions and could result in actions taken against the assets of our PRC subsidiaries, which could materially and adversely affect our operations in the PRC, and could significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. Uncertainties in the PRC legal system and the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, significantly limit, delay or hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value.

For a detailed description of the risks associated with our operations in China, see “—D. Risk Factors—Risks Related to Doing Business in China.”

The Holding Foreign Companies Accountable Act

On December 16, 2021, the Public Company Accounting Oversight Board (the “PCAOB”) issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by local authorities. The Holding Foreign Companies Accountable Act (the “HFCA Act”), was signed into law on December 18, 2020. In accordance with the HFCA Act, trading in our ADSs on a national securities exchange or in the over-the-counter trading market in the United States may be prohibited if the PCAOB determines that it cannot inspect or fully investigate our auditor for three consecutive years beginning in 2021, and, as a result, an exchange may determine to delist our ADS.

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will (i) identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of the position taken by the authority in the foreign jurisdiction and (ii) impose a trading prohibition on the issuer after it is identified as a Commission-Identified Issuer for three consecutive years. In addition, on June 22, 2021, the U.S. Senate passed a bill on the Accelerating Holding Foreign Companies Accountable Act (the “AHFCAA”), which would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on a U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among others, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions is reduced from three to two, then the time period before the issuer’s securities may be prohibited from trading or delisted could be reduced. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. While significant, the Statement of Protocol is only a first step. Uncertainties still exist as to whether and how this new Statement of Protocol will be implemented.  On December 29, 2022, President Biden signed the “Consolidated Appropriations Act, 2023” (the “Consolidated

Appropriations Act”), into law. The Consolidated Appropriations Act contained, among other things, an identical provision to AHFCAA, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

Our auditor for the fiscal years ended December 31, 2021 and 2020, Ernst & Young Hua Ming LLP, is an independent registered public accounting firm that issues the audit reports included elsewhere in this annual report. The PCAOB previously identified Ernst & Young Hua Ming LLP as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely and we were conclusively identified as a “Commission-Identified Issuer” on May 4, 2022. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly.  While vacating those determinations, the PCAOB noted that, should it encounter any impediment to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by any authority there, the PCAOB would act to immediately reconsider the need to issue new determinations consistent with the HFCA Act and PCAOB’s Rule 6100. On May 3, 2022, our Audit Committee (i) resolved that Ernst & Young Hua Ming LLP would resign as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting to be filed with the SEC, effective on June 1, 2022 and (ii) approved the engagement of Ernst & Young LLP, located in the United States, as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting for the fiscal year ended December 31, 2022 to be filed with the SEC and the Company subsequently entered into an engagement letter with Ernst & Young LLP. However, there are no guarantees that engaging Ernst & Young LLP will remove us from being a “Commission-Identified Issuer”.  Ernst & Young LLP must still be able to produce any audit work papers upon any PCAOB inspection or investigative demand and make any relevant audit personnel available to the PCAOB upon inspection or investigative demand. The failure of Ernst & Young LLP to meet any of its legal or professional obligations with respect to PCAOB inspection and investigative demands, or the failure of the Ernst & Young LLP to comply with all applicable audit standards could result in significant liability for us or result in the delisting of our securities pursuant to the HFCA Act.

The delisting of our securities, or the threat of such securities being delisted, may materially and adversely affect the value of your investment. For a detailed description of the related risks, see “—D. Risk Factors—Risks Related to Doing Business in China— The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, or the PCAOB, and, as such, our investors are deprived of the benefits of such inspection. Our ADSs may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for three consecutive years as we were identified by the SEC as a Commission-Identified Issuer on May 4, 2022, or two consecutive years if the AHFCAA is enacted. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives investors of the benefits of such inspections.”.   See “—D. Risk Factors—Risks Related to Doing Business in China.” Ernst & Young LLP must still be able to produce any audit work papers upon any PCAOB inspection or investigative demand and making any relevant audit personnel available to the PCAOB upon inspection or investigative demand. The failure of Ernst & Young LLP to meet any of its legal or professional obligations with respect to PCAOB inspection and investigative demands, or the failure of the Ernst & Young LLP to comply with all applicable audit standards could result in significant liability for us or result in the delisting of our securities pursuant to the HFCA Act.

Permissions Required from the PRC Authorities for Our Operations

Each of our PRC subsidiaries is required to obtain, and has obtained, a business license issued by local counterparts of the State Administration for Market Regulation, or the SAMR. As of the date of this Amendment No. 1 and to our knowledge, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in the PRC.

In connection with our previous issuance of securities to investors in stock markets outside the PRC, under current PRC laws, regulations and regulatory rules, as of the date of this Amendment No. 1, we and our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) to our knowledge, we have not received or were denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted outside the PRC and/or investment by non-PRC investors in issuers with operations in China.

We have been closely monitoring regulatory developments in China regarding any necessary permissions or approvals from the CSRC, the CAC or other PRC regulatory authorities for our operations in China. However, there are uncertainties as to the related interpretation and implementation of regulatory requirements, and the biopharmaceutical industry in the PRC is highly regulated and such regulations are subject to change. Therefore, it is uncertain whether we or our PRC subsidiaries will be required to obtain additional approvals, licenses, or permits, or complete additional filing procedures in connection with our business operations pursuant to the evolving PRC laws and regulations, and whether we would be able to obtain and renew such approvals, licenses, or permits, or complete such filing procedures in a timely manner or at all. Any failure by us or our PRC subsidiaries, even inadvertently, to maintain compliance with applicable PRC laws and regulations, or obtain and maintain required licenses and permits, in a timely manner or at all, may subject us or our PRC subsidiaries to administrative penalties, and the suspension or termination of our business activities in the PRC. See “—D. Risk Factors—Risks Related to Doing Business in China.”

Dividends and other distributions

As of the date of this Amendment No. 1, we have not previously declared or paid any cash dividend or dividend in kind, and we have no plan to declare or pay any dividends in the near future on its ordinary shares or the ADSs. We currently intend to apply any future earnings to fund the clinical development of cilta-cel, fund the construction and expansion of our manufacturing facilities, fund the commercialization of CARVYKTI and fund the development of our pipeline programs, as well as for working capital and other general corporate purposes.

Legend Biotech is a holding company with no operations of its own. We conduct our operations through our subsidiaries, including our PRC subsidiaries. If the PRC government deems that any of our business operations carried out by our PRC subsidiaries were to be restricted or prohibited from non-PRC investment in the future, we may be required to stop our business operations in the PRC and we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline. As we have incurred net losses and negative cash flow from operations historically, none of our subsidiaries have declared or paid any dividends or distributions to Legend Biotech or any investors as of the date of this Amendment No. 1. Instead, we have primarily relied on upfront and milestone payments and interest-bearing borrowings from Janssen Biotech, Inc. under our collaboration and license agreement, proceeds from public offerings and private placements of equity securities, and capital contributions from GenScript to fund business operations of our operating subsidiaries. All the net cash proceeds we receive from financial activities are first deposited in the bank account of Legend Biotech. The funds deposited into Legend Biotech’s accounts are then transferred through Legend Biotech’s applicable subsidiaries to each operating subsidiary to meet its working capital needs primarily through capital contributions or intercompany loans. For the years ended December 31, 2020 and 2021, Legend Biotech transferred $61 million and $396.6 million, respectively, through such capital contributions or intercompany loans.

According to the Foreign Investment Law of the People’s Republic of China and its implementing rules, which jointly established the legal framework for the administration of non-PRC-invested companies, a non-PRC investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of China in Reiminbi (“RMB”) or any non-PRC currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the People’s Republic of China and other PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary reserve fund. See “—D. Risk Factors—Risks Related to Doing Business in China—Our business may be significantly affected by the newly enacted Foreign Investment Law and the “negative list.”

RMB is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their potential future renminbi revenues to pay dividends to us. The PRC government imposes controls on the convertibility of RMB into non-PRC currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of non-PRC currency may then restrict the ability of our PRC subsidiaries to remit sufficient non-PRC currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our non-PRC-currency-denominated obligations. The renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related non-PRC exchange transactions, but not under the “capital account,” which includes non-PRC direct investment and non-PRC currency debt, including loans we may secure for our onshore subsidiaries. Currently, our PRC subsidiaries may purchase non-PRC currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange of China (“SAFE”) by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase non-PRC currencies in the future for current account transactions. The PRC government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in renminbi to fund our business activities outside of China or pay dividends in non-PRC currencies to holders of our securities. Non-PRC exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain non-PRC currency through debt or equity financing for our subsidiaries. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. See “—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders” and “Item 10. Additional Information—E. Taxation—PRC Taxation” for further information.

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

•	Potential failure to obtain or maintain regulatory approvals for our product candidates.
•	Our primary research and development efforts are focused on CAR-T cell therapies, which are emerging treatments that face significant challenges and hurdles.
•	Our product candidates require significant preclinical study and clinical trials, which can be difficult to design and implement.

•	Our dependence on enrollment of patients in clinical trials for development of our product candidates.
•	Risks associated with investigator-initiated clinical trials, studies that we do not fully control.
•	Certain product opportunities may face limited market opportunities.
•	Adverse side effects or other safety risks associated with our product candidates.
•	Costs and difficulties in the manufacture of complex biologics.

Risks Related to Our Business Operations

•	Economic, political, regulatory and other risks associated with international operations.
•	Potential difficulties in growing operations and attracting and retaining key personnel.
•	Risks associated with potential acquisitions or strategic collaborations.
•	Any failure to comply with various governmental laws and regulations may adversely affect our business.
•

Risks associated with any failure to implement and maintain effective internal controls over financial reporting, including any impact as a result of the identified material weakness and any future material weaknesses.

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

•	The effect of price controls in certain jurisdictions on our revenue and commercialization.

Risks Related to Our Intellectual Property

•	Our ability to obtain, maintain, defend and enforce intellectual property rights in our products and disparities in intellectual property rights throughout the world.
•	The significant cost and complexity associated with intellectual property proceedings.

Risks Related to Doing Business in China

•	Risks related to doing business in China, including the impact of extensive Chinese regulation on the pharmaceutical industry.
•	The heightened level of government involvement in the Chinese economy and uncertainties regarding legal protections in the PRC legal system.
•

PRC governmental authorities may intervene or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

•	The adverse effect of an ongoing investigation involving our majority shareholder and former CEO and chairman.
•

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

•	The PRC government may exert more control over offerings conducted outside the PRC and/or investment by non-PRC investors in issuers with operations in China, which could materially and adversely affect our operations in the PRC, and could significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For example, the approval of, or filing or other procedures with, the CSRC or other governmental authority may be required in connection with issuing our equity securities outside of the PRC under Chinese law, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

•

The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, or the PCAOB, and, as such, our investors are deprived of the benefits of such inspection. Our ADSs may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years as we were identified by the SEC as a Commission-Identified Issuer on May 4, 2022. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives investors of the benefits of such inspections. PRC governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of our ADSs.

•	PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our non-PRC and cross-border investment activity.
•	Monetary, economic, political, environmental, social, and trade disputes between the U.S. and China.
•	The heightened level of actions by the U.S. Department of Commerce targeting Chinese companies.

Risks Related to Our Organizational Structure

•	Our organizational structure may create significant conflicts of interest.
•	The impact of GenScript’s significant control over us as our majority shareholder.
•	The more limited protections afforded to shareholders as a result of our status as a controlled company and a foreign private issuer.

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

Other than with respect to CARVYKTI™’s FDA-approved indication, we are primarily a clinical-stage biopharmaceutical company with a limited operating history and we have incurred significant net losses since our inception. Our net loss was approximately $403.6 million for the year ended December 31, 2021. We have funded our operations to date primarily with upfront and milestone payments and interest-bearing borrowings from Janssen under our collaboration and license agreement, with proceeds from public offerings and private placements of equity securities, and with capital contributions from GenScript.

While we had revenue of approximately $68.8 million for the year ended December 31, 2021, this was attributable to our recognition of milestone payments we received from Janssen in connection with our collaboration and license agreement with Janssen, or the Janssen Agreement. With the exception of our first product, CARVYKTI™, which was approved by the U.S. Food and Drug Administration, or FDA, on February 28, 2022 for

the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, we have no products approved for commercial sale.  We have not yet generated any revenue from commercial sales of our product candidates, and are devoting substantially all of our financial resources and efforts to the commercialization of CARVYKTI™ and the research and development of cilta-cel and our other CAR-T cell therapy product candidates as well as to building out our manufacturing platform, cell therapy technologies and management team. Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate could fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable.

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

Investigator-initiated clinical trials pose similar risks as those set forth elsewhere in this section relating to clinical trials initiated by us. While investigator-initiated trials may provide us with clinical data that can inform our future development strategy, we do not have full control over the protocols, administration, or conduct of the trials. As a result, we are subject to risks associated with the way investigator-initiated trials are conducted and there is no assurance the clinical data from any of our investigator-initiated clinical trials in China will be accepted by the FDA, EMA, PMDA or other comparable regulatory authorities outside of China for any of our product candidates. Third parties in such investigator-initiated clinical trials may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with clinical trial protocols or applicable regulations. Further, any data integrity issues or patient safety issues arising out of any of these trials would be beyond our control, yet could adversely affect our reputation and damage the clinical and commercial prospects for our product candidates. Additional risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues, and difficulties or differences in interpreting data. Third-party investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own, and they may elect to discontinue these trials, even if we believe they have scientific merit. As a result, our lack of control over the design, conduct and timing of, and communications with the FDA, NMPA, EMA and PMDA, other comparable regulatory authorities, and relevant Institutional Review Boards and Ethics Committees regarding investigator-initiated trials expose us to additional risks and uncertainties, many of which are outside our control, and the occurrence of which could adversely affect the prospects for our product candidates.

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

Recruiting and retaining qualified scientific, clinical, commercialization, manufacturing and sales and marketing personnel, will be critical to our success. The loss of the services of members of our senior management or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing members of our senior management and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our product candidates. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel. Competition to hire from this limited candidate pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.

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

Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. On March 17, 2018, the General Office of the PRC State Council promulgated the Measures for the Management of Scientific Data (the Scientific Data Measures) which provide a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, any scientific data involving state secret, state security, social public interests, commercial secret or personal privacy may not be open and shared; where openness is indeed needed, the purpose, user’s qualification, conditions of confidentiality and other factors shall be reviewed, and the informing scope shall be strictly controlled. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any non-PRC academic journal. China’s Cyber Security Law, which became effective in June 2017, created China’s national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities, which was issued by the General Office of the State Council and another authority on July 6, 2021, requires the speed-up of the revision of the provisions on strengthening the confidentiality and archives management related to issuance and listing of securities outside of the PRC, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. China’s Data Security Laws, which was promulgated by the Standing Committee of PRC National People’s Congress, or the SCNPC, on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law promulgated by the SCNPC on August 20, 2021 and became effective on November 1, 2021, which outlines the main system framework of personal information protection and processing.

The Measures for Cybersecurity Review were published by the CAC, and 12 other relevant PRC government authorities on December 28, 2021 and became effective on February 15, 2022. These measures provide that, among other things, if a “network platform operator” that possesses personal information of more than one million users intends to go public in a non-PRC country, it must apply for a cybersecurity review with the cybersecurity review office; in such event, the relevant PRC governmental authorities may initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.

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

The draft Regulations for the Administration of Cyber Data Security, or the Draft Data Security Regulations, published by the CAC on November 14, 2021 for public comments until December 13, 2021 reiterates that a data processor who processes personal information of more than 1 million individuals shall go through the cyber security review if it intends to be listed in a non-PRC country, and if a data processor conducts any data processing activities that affect or may affect national security, an application for cyber security review shall also be made by such processor. And the Draft Data Security Regulations require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third party data security service provider and submit assessment report to local agency of the CAC. The Draft Data Security Regulations provide a broad definition of data processing activities, including collection, storage, usage, processing, transfer, provision, publication, deletion and other activities, and the Draft Data Security Regulations also provide a broad definition of data processor as individuals and entities which autonomously determine the purpose and method during data processing activities. However, the Draft Data Security Regulations provide no further elaboration on what constitutes a situation that “affects or may affect national security” and are subject to further changes before being formally adopted and coming into effect.

As of the date of this Annual Report on Form 20-F, no detailed rules or implementation of the Measures for Cybersecurity Review or the Draft Data Security Regulations have been issued by the CAC, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. We have been making constant efforts to comply with the relevant data protection laws and regulations in the PRC and will endeavor to comply with any update in the applicable laws, regulations or guidelines as issued by any relevant regulatory authorities in the PRC. However, we cannot assure you that we are able to comply with any applicable privacy and data security laws, regulations and guidelines in a timely manner, or at all. In addition, certain industry-specific laws and regulations affect the collection and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval/filing from the Science and Technology Administration Department of the PRC State Council where human genetic resources are involved in any international collaborative project and additional approval, filing and backup for any export or cross-border transfer of the human genetic resources samples or associated data or for providing/offering access of the information on human genetic resources to non-PRC entities and the institutions established or actually controlled thereby. We cannot assure you that we have complied or will be able to comply with all applicable human genetic resources related regulations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of human genetic resources samples and associated data and administrative fines. As there are still uncertainties regarding the further enacting of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to make rectification and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions. As a result, we may be required to suspend our related businesses or face other penalties which may have material adverse effect on our business, operations and financial condition.

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

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise if we fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations.

On October 19, 2022, our Audit Committee, after meeting with management to consider the relevant facts and circumstances, determined that our financial statements as of and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 and our financial statements for the interim period ended March 31, 2022 should no longer be relied upon. The Company is amending and restating (the “Restatement”) the Audited Affected Financials in this Amended Annual Report.

As a result of the Restatement, the Company concluded that there was a material weakness in its internal control over financial reporting as of December 31, 2021 relating to the lack of adequate review and monitoring of controls over complex agreements, specifically, the Janssen Agreement, and its disclosure controls and procedures were not effective. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

To address the material weakness, and with the oversight of the Audit Committee, we are committed to implementing remediation measures. These measures, some of which we have already implemented and others which we are in the process of implanting, are intended to both address the identified material weakness and strengthen our overall financial control environment. Our measures include: (i) implementing additional responsive review and monitoring controls for complex agreements, including the Janssen Agreement, including additional review by the Chief Financial Officer and other senior finance staff over critical accounting judgments and estimates, reporting and disclosures; (ii) expanding the capabilities of existing financial reporting personnel through specific continuous training and education in the application of IFRS standards, with a focus on complex agreements, including the Janssen Agreement; and (iii) hiring additional financial reporting personnel with appropriate IFRS accounting experience. We have also engaged additional external resources to aid and supplement our internal resources in the execution of this remediation plan.

While we are undertaking efforts to remediate the material weakness, the material weakness will not be considered remediated until our remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively. As we continue to evaluate and work to improve our internal controls over financial reporting, we may take additional measures to address these control deficiencies or modify the remediation plan described above. At this time, we cannot predict the success of such efforts or the outcome of our assessment of the remediation efforts. We can give no assurance that our efforts will remediate the material weakness, or that additional material weaknesses will not be identified in the future.

As a public company, we must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. We are subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404(a) of the Sarbanes-Oxley Act, or Section 404(a), requires that management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Pursuant to Section 404(b) of the Sarbanes-Oxley Act, or Section 404(b), our independent registered public accounting firm is required to issue an annual attestation report that addresses the effectiveness of our internal controls over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our audit committee be advised and regularly updated on management’s review of internal control over financial reporting.  The presence of material weaknesses, if identified, could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our operating results or result in our auditors issuing a qualified audit report. In order to maintain effective disclosure controls and procedures and internal controls over financial reporting, we must expend significant resources and provide significant management oversight. There can be no assurance that we will be effective in maintaining adequate internal controls.

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

Risks Related to Doing Business in China

References to “foreign” in this section entitled “Risks Related to Doing Business in China” refer to non-PRC countries, unless the context indicates otherwise.

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

While no charges have been filed against us or any of our officers or directors, and we understand that we are not a target of the Authority’s investigation at this time, we believe that the investigation has had an adverse impact on the price of our ADSs and ordinary shares, and could continue to have such an adverse impact, particularly if charges are brought against Genscript or Dr. Zhang or, if PRC authorities seek to impose restrictions on Genscript’s or our activities, or if the Authority decides to investigate us, our officers, employees or directors in the context of its investigation of Genscript and Dr. Zhang or otherwise, or if any of our or Genscript’s executive officers are subjected to residential surveillance, detention, arrest, charges or imprisonment. As of December 31, 2021, (i) Dr. Zhang beneficially owns, indirectly through Genscript Corporation, 15.5% of the issued and outstanding shares of Genscript, comprised of 14.09% held directly by Genscript Corporation and 1.41% held through his trust, (ii) Genscript, in turn, beneficially owns 56.6% of our ordinary shares, and (iii) two out of seven of the members of our board of directors are employees of Genscript.

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

The Chinese economy differs from the economies of most developed countries in many respects, including a higher level of government involvement, the ongoing development of a market-oriented economy, a higher level of control over non-PRC exchange, and a less efficient allocation of resources.

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

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. Our PRC subsidiaries are subject to laws and regulations applicable to foreign-invested enterprises in China. In particular, they are subject to PRC laws, rules and regulations governing foreign companies’ ownership and operation of pharmaceutical businesses. Such laws and regulations are subject to change, and their interpretation and enforcement involve uncertainties, which could limit the legal protections available to us and our investors. In addition, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of such laws, or the preemption of local regulations by PRC laws, rules and regulations.

Moreover, the PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of PRC companies listing outside of the PRC. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for:

•

tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of PRC companies listed outside of the PRC with respect to data security and information security;

•	enhanced oversight of companies listed outside of the PRC as well as equity fundraising and listing by PRC companies outside of the PRC; and
•	extraterritorial application of China’s securities laws.

As the Opinions on Strictly Cracking Down on Illegal Securities Activities were recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The PRC government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on Chinese companies listed outside of the PRC regarding data security, cross-border data flow, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability to obtain external financing through the issuance of equity securities outside of the PRC could be negatively affected.

PRC governmental authorities may intervene or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

The PRC government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from PRC authorities to continue to operate our business in the PRC, which could adversely affect our business, financial condition and results of operations, as well as adversely impact the value of the ADSs, causing them to significantly decline in value. Furthermore, recent statements made by the PRC government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in issuers with operations in China like us. Any such action, once taken by the PRC government, could result in action taken by the PRC against our PRC subsidiaries and could significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the Annual Report based on foreign laws. It may also be difficult for regulators outside of the PRC or you to conduct investigations or collect evidence within China.

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

It may also be difficult for you or regulators outside of the PRC to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information, documents and materials needed for regulatory investigations or litigation outside China or otherwise with respect to foreign entities. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no securities regulator outside of the PRC is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no entity or individual may provide the documents and materials relating to securities business activities to parties outside of the PRC. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for a securities regulator outside of the PRC to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

We may be restricted from transferring our scientific data abroad.

On March 17, 2018, the General Office of the PRC State Council promulgated the Scientific Data Measures, which provide a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, enterprises in China must seek governmental approval before any scientific data involving a state secret may be transferred abroad or to foreign parties. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal. Currently, as the term “state secret” is not clearly defined, there is no assurance that we can always obtain relevant approvals for sending scientific data (such as the results of our pre-clinical studies or clinical trials conducted within China) abroad, or to our foreign partners in China.

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

Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC or non-PRC individuals, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in the PRC.

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

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have in the future. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service -related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or complete SAFE registration to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than RMB owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB.

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

PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our non-PRC and cross-border investment activity. If our PRC resident and enterprise shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under PRC law.

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

We may also decide to finance our PRC subsidiary by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with the SAMR or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into RMB and use of the proceeds. On March 30, 2015, SAFE promulgated the Notice on Reforming the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated the Circular on Reforming and Regulating Policies on the Management of Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, effective on June 9, 2016, which, among other things, amends certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. These circulars may limit our ability and speed to transfer funds to our PRC subsidiary. On October 23, 2019, SAFE promulgated the Circular to Further Facilitating Cross-border Trade and Investment, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28 cancels restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises. If a non-investing foreign-funded enterprise makes domestic equity investment with capital funds obtained from foreign exchange settlement, the investee shall undergo registration formalities for accepting domestic reinvestment and open the “capital account - account for settled foreign exchange to be paid” to receive the corresponding funds according to relevant provisions. Despite the restrictions and procedural requirements under these SAFE circulars, our PRC subsidiary may use RMB funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to fund operational needs, and to make equity investments in domestic companies.

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

Under the applicable regulations and SAFE rules, PRC citizens who participate in an employee stock ownership plan or a stock option plan in a public  company listed outside of the PRC are required to register with SAFE and complete certain other procedures. In February 2012, SAFE promulgated the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules, which replaced the Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plans of Overseas Publicly Listed Companies issued by SAFE in March 2007. Pursuant to the Stock Option Rules, if a PRC resident participates in any stock incentive plan of a public company listed outside of the PRC, a qualified PRC domestic agent must, among other things, file on behalf of such participant an application with SAFE to conduct the SAFE registration with respect to such stock incentive plan and obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with the exercise or sale of stock options or stock such participant holds. Such participating PRC residents’ foreign exchange income received from the sale of stock and dividends distributed by the public company listed outside of the PRC must be fully remitted into a PRC collective foreign currency account opened and managed by the PRC agent before distribution to such participants. We and our PRC resident employees who have been granted stock options or other share-based incentives of ours are subject to the Stock Option Rules. However, we do not have control over our PRC resident participants and cannot compel them to comply with SAFE registrations.

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

In addition, the State Taxation Administration issued the Notice on Several Measures for Further Deepening the Reform of “Simplifying Administration and Decentralizing Powers, Combining Decentralization with Appropriate Control, and Optimizing Services” and Cultivating and Stimulating the Vitality of Market Participants, or the Notice, in October 2021, which requires that any enterprise implementing any equity (stock) incentive plan submit a Report Form of Equity Incentives and other materials to the competent tax authority within 15 days of the next month after deciding to implement equity incentives or before the end of 2021 for equity incentive plans that have been implemented but not yet completed, including domestic enterprises that provide equity incentives for employees with equity of enterprises outside of the PRC. However, as the Notice is newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice. Therefore, we cannot assure you that any required registration or filing under the Notice or other regulations will be completed in a timely manner, or at all. If we or our participants fail to comply with these regulations, we and/or our participants may be subject to fines and other legal sanctions.

The approval of, or filing or other procedures with, the CSRC or other governmental authority may be required in connection with issuing our equity securities to non-PRC investors under Chinese law, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009.  The M&A Rules, among other things, requires offshore SPVs formed for the purpose of a listing outside of the PRC and controlled by PRC companies or individuals, to obtain the CSRC approval prior to listing their securities on a stock exchange outside of the PRC. The application of this regulation remains unclear. Our PRC legal counsel has advised us that, based on their understanding of the current PRC laws, the CSRC approval was not required under the M&A Rules in the context of our initial public offering because the ownership structure of our PRC subsidiaries was established by direct investment instead of through acquisition of equity interests or assets of any PRC domestic company by foreign entities as defined under the M&A Rules. However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the supervision on listings by companies with operations in China outside of the PRC and provided that the special provisions of the State Council on issuance and listing of shares outside of the PRC by those companies limited by shares will be revised. There are still uncertainties regarding the interpretation and implementation of these Opinions, and further explanations or detailed rules and regulations with respect to these Opinions may be issued in the future which could impose additional requirements on us. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (collectively, the “Draft Overseas Listing Regulations”), which has a comment period that expired on January 23, 2022. The Draft Overseas Listing Regulations require, among others, that companies with subsidiaries in China that seek to offer and list securities in markets outside of the PRC, either through direct or indirect means, are required to file the required documents with the CSRC within three working days after its application for listing on a stock exchange outside of the PRC is submitted and report to CSRC after such offering and listing is completed.

As of the date of this Amendment No. 1, the Draft Overseas Listing Regulations are both still in draft forms and there are uncertainties regarding the final forms of the Draft Overseas Listing Regulations as well as the interpretation and implementation thereof after promulgation. As the CSRC may formulate and publish guidelines for filings in the future. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Data Security Regulations, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by non-PRC investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules and relevant regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by non-PRC investors more time-consuming and complex. The M&A Rules require that the Ministry of Commerce, or the MOFCOM, be notified in advance of any change-of-control transaction in which a non-PRC investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have an impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from MOFCOM shall be obtained in circumstances where companies outside of the PRC established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

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

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of a holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity outside of the PRC that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the holding company outside of the PRC if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of shares of ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

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

The audit report included in this Annual Report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board, or the PCAOB, and, as such, our investors are deprived of the benefits of such inspection. Our ADSs may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years as we were identified by the SEC as a Commission-Identified Issuer on May 4, 2022. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives investors of the benefits of such inspections.

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

Further, U.S. legislators and regulators have in recent years voiced concerns about risks associated with investing in companies that are based in or have substantial operations in emerging markets, including China. In particular, lawmakers have highlighted the increased risks associated with companies whose independent auditors are unable to be inspected by the PCAOB. As part of this continued focus in the United States on access to audit and other information currently protected by national law, in particular China’s, on December 18, 2020, the U.S. president signed the HFCA Act into law. On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the “Holding Foreign Companies Accountable Act.” Rule 6100 provides a framework for the PCAOB to use to determine whether it is unable to inspect or investigate registered public accounting firms located in a jurisdiction outside of the United States because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted final rules implementing the HFCA Act.

The HFCA Act requires the SEC to identify and maintain a list of U.S. listed companies whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of restrictions imposed by the authorities in a jurisdiction outside of the U.S.. The HFCA Act  also requires  SEC-identified public companies to (i) submit documentation establishing that the company is not owned or controlled by a governmental entity in the jurisdiction that restricts PCAOB inspections and (ii)  make certain additional disclosures in their SEC filings regarding, among other things, the fact that the PCAOB is unable to inspect its audit firm, the percentage of the company’s shares owned by governmental entities in such jurisdiction outside of the U.S, whether governmental entities in such jurisdiction outside of the U.S. have a controlling financial interest with respect to the company, the name of any Chinese Communist Party members on the company’s board of directors, and whether there are any charters of the Chinese Communist Party included in the company’s organizational documents (including the text of any such charter). For issuers remaining on the SEC-identified companies list for two consecutive years, the securities of such company would be prohibited from trading on a U.S. national securities exchange, such as The Nasdaq Global Select Market, or in U.S. over-the-counter markets.

On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by local authorities. The PCAOB made these determinations pursuant to PCAOB Rule 6100, which provides a framework for how the PCAOB fulfills its responsibilities under the HFCA Act. On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022, which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCA Act in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate

will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the President can sign the amended bills into law. It is unclear when the U.S. Senate and U.S. House of Representatives will resolve the differences in the U.S. Innovation and Competition Act and the America Competes Act of 2022 bills currently passed, or when the U.S. President will sign on the bills to make the amendment into law, or at all. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. While significant, the Statement of Protocol is only a first step. Uncertainties still exist as to whether and how this new Statement of Protocol will be implemented. The PCAOB is also required to reassess its determinations discussed above by the end of 2022.

Our prior auditor for the fiscal years ended December 31, 2021 and 2020, Ernst & Young Hua Ming LLP, is an independent registered public accounting firm that issues the audit reports included elsewhere in the Original 20-F. The PCAOB previously identified Ernst & Young Hua Ming LLP as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely and we were conclusively identified as a “Commission-Identified Issuer” on May 4, 2022. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations completely of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous 2021 determinations accordingly. While vacating those determinations, the PCAOB noted that, should it encounter any impediment to conducting an inspection or investigation of auditors in mainland China or Hong Kong as a result of a position taken by any authority there, the PCAOB would act to immediately reconsider the need to issue new determinations consistent with the HFCA Act and PCAOB’s Rule 6100. On May 3, 2022, our Audit Committee (i) resolved that Ernst & Young Hua Ming LLP would resign as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting to be filed with the SEC, effective on June 1, 2022 and (ii) approved the engagement of Ernst & Young LLP, located in the United States, as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting for the fiscal year ended December 31, 2022 to be filed with the SEC and the Company subsequently entered into an engagement letter with Ernst & Young LLP. However, there are no guarantees that engaging Ernst & Young LLP will remove us from being a “Commission-Identified Issuer”.  Ernst & Young LLP must still be able to produce any audit work papers upon any PCAOB inspection or investigative demand and making any relevant audit personnel available to the PCAOB upon inspection or investigative demand. The failure of Ernst & Young LLP to meet any of its legal or professional obligations with respect to PCAOB inspection and investigative demands, or the failure of the Ernst & Young LLP to comply with all applicable audit standards could result in significant liability for us or result in the delisting of our securities pursuant to the HFCA Act.

The enactment of the HFCA Act and AHFCAA and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our ADSs could be materially adversely affected. Any actions that Legend Biotech takes in response to the HFCA Act and compliance with the requirements of the HFCA Act for so long as Legend Biotech remains an SEC-identified company may require Legend Biotech to incur additional legal, accounting and other expenses, which may be significant.

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

The latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), which was promulgated by the MOFCOM and the NDRC, became effective on January 1, 2022.The Negative List provides that foreign investment is prohibited in the development and application of human stem cell or gene diagnostic and therapeutic technologies.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. We have not fully paid the housing provident funds for all of our employees as required by applicable PRC regulations. We may be required to make up the contributions for our employees, resulting in financial conditions and results of operations to be adversely affected. Furthermore, a certain employee, located outside of the PRC, of our PRC subsidiary has not obtained required work permit, which may subject our PRC subsidiary to fines and penalty.

The market price of our ADSs and our business may be significantly affected by the U.S. Department of Commerce’s Entity List.

On December 16, 2021, the U.S. Department of Commerce’s Bureau of Industry and Security, or the BIS, issued a final rule adding 37 entities under 40 entries to its Entity List, which contains a list of names of certain persons outside of the U.S. (including businesses, research institutions, government and private organizations, individuals, and other types of legal persons) that are subject to specific license requirements for the export, re-export and/or transfer of specified items. According to a press release issued by the U.S. Department of Commerce on December 16, 2021, the BIS’s actions were taken, in part, “to address the ongoing threats to U.S. national security and foreign policy presented by the People’s Republic of China (PRC)’s efforts to develop and deploy biotechnology and other technologies for military applications and human rights abuses.” Of the 40 entries that were added to the Entity List pursuant to the BIS’s final rule, 34 are located in the PRC, and of such entries, 12 are biotechnology entities (i.e., one biotechnology entity together with 11 of its research institutes). Although we believe that we do not engage in any activity that the BIS’s actions seek to address, there can be no assurance that we will not, in the future, be added to the Entity List.

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

ITEM 4. INFORMATION ON THE COMPANY

A.  History and Development of the Company

Our legal name is Legend Biotech Corporation and our commercial name is Legend Biotech.  Our company was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Act of the Cayman Islands. Legend Biotech is a Cayman Islands holding company and not a Chinese operating company. We operate through our operating subsidiaries located primarily in the United States, PRC and European Union. Our operations in the PRC, in addition to our business presence elsewhere in the world, are enabled by our subsidiaries based therein.

The following diagram illustrates our corporate structure, including our parent Cayman Islands holding company, subsidiaries, and consolidated affiliated entities, as of the date of this Annual Report on Form 20-F:

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

Our capital expenditures for the years ended December 31, 2021, 2020, and 2019 amounted to $44.5 million, $50.0 million, and $46.8 million, respectively. These expenditures primarily consisted of property, plant and equipment and collaboration assets. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2021 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in the United States and China, where our principal research and development facilities are currently located.

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

In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we may not receive up to $280 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials as originally planned.  We have previously received the following milestone payments:

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

Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. HHS was sued over the rule, which was challenged as arbitrary and capricious under the Administrative Procedure Act. Implementation of the rebate rule has been delayed to January 2023, pursuant to the litigation. It is unclear whether OIG will ultimately withdraw or modify the rebate rule prior to the January 2023 effective date. The likelihood of implementation of, or willingness to defend, any of the other administration reform initiatives is uncertain. However, the Biden administration has stated that it will continue to work on healthcare access and affordability with an expectation that it will protect and build on the ACA. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

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

Regulatory Authorities and Recent Government Reorganization

In the PRC, the NMPA is the primary regulatory agency for pharmaceutical products and businesses. The agency was formed from the prior China Food and Drug Administration, or CFDA, in 2018 as part of a government reorganization. Pursuant to the Decision of the First Session of the Thirteenth National People’s Congress on the State Council Institutional Reform Proposal made by the NPC on March 17, 2018, NMPA is one of the two half-ministry level agencies under the SAMR, which are responsible for consumer protection, advertising, anticorruption, pricing and fair competition matters. The National Intellectual Property Administration is the other half-ministry level agency under the SAMR.

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

Trial Approval

All clinical trials conducted in China for new drug registration purposes must be approved and conducted at pharmaceutical clinical trial institutions which shall be under the filing administration. For imported drugs, proof of approval outside the PRC is required prior to the trial, unless the drug has never been approved anywhere in the world. In addition to a standalone China trial to support development, imported drug applicants may establish a site in China that is part of an international multicenter trial, or IMCT, at the outset of the global trial. Domestically manufactured drugs are not subject to approval requirements outside the PRC, and in contrast to prior practice, the NMPA has recently decided to permit those drugs to conduct development via an IMCT as well.

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

Human Genetic Resources Approval

On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that non-PRC-invested sponsors that sample and collect human genetic resources in clinical trials shall be required to file with the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. The State Council of PRC issued the Regulations on the Administration of Human Genetic Resources, or the HGR Regulation, which became effective on July 1, 2019. The HGR Regulation regulate the collection, preservation, usage and external provision of China’s human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Ministry of Science and Technology is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level. Entities, individuals and such entities established or actually controlled outside the PRC are not allowed to collect or preserve China’s human genetic resources (including organs, tissues, cells and other genetic materials of human genome and gene) or provide human genetic resources abroad, while they are prohibited from using China’s human genetic resources unless they have obtained an approval from relevant PRC government authority or have filed with relevant government authority for international cooperation with a Chinese entity. The HGR Regulation formalized the approval requirements pertinent to research collaborations between Chinese and non-PRC-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China.

Biosecurity Law

On October 17, 2020, the Standing Committee of the National People’s Congress adopted the Biosecurity Law of the People’s Republic of China, which became effective on April 15, 2021 (the “Biosecurity Law”). The Biosecurity Law establishes an integrated system to regulate biosecurity related activities in China, including the security regulation of HGR and biological resources. The Biosecurity Law expressly declares that China has sovereignty over its HGR, and further endorsed the HGR Regulation, by recognizing the fundamental regulatory principles and systems established by it over the utilization of Chinese HGR by non-PRC entities in China. The Biosecurity Law is a law adopted by China’s highest legislative authority, it gives China’s major regulatory authority of HGR, the Ministry of Science and Technology, significantly more power and discretion to regulate HGR, and it is expected that the overall regulatory landscape of Chinese HGR will evolve and become even more rigorous and sophisticated. Failure to comply with the requirement under the Biosecurity Law will result in the penalties, including fines, suspension of related activities and confiscation of related HGR and gains generated from conducting these activities.

Trial Exemptions and Acceptance of Non-PRC Data

The NMPA may reduce requirements for clinical trials and data, depending on the drug and the existing data. The NMPA has granted waivers for all or part of trials and has stated that it will accept data generated abroad (even if not part of a global study), including early phase data, that meets its requirements. On July 6, 2018, the NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data, or the Guidance Principles, as one of the implementing rules for the Innovation Opinion. According to the Guidance Principles, the data of non-PRC clinical trials must meet the authenticity, completeness, accuracy and traceability requirements and such data must be obtained consistent with the relevant requirements under the GCP of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH. Sponsors must be attentive to potentially meaningful ethnic differences in the subject population.

The NMPA now officially permits, and its predecessor agencies have permitted on a case-by-case basis in the past, drugs approved outside of China to be approved in China on a conditional basis without the need for pre-approval clinical trials inside China. Specifically, on October 23, 2018, the NMPA and the NHIC issued the Procedures for Reviewing and Approval of Clinical Urgently Needed Overseas New Drugs, which established a program permitting drugs that have been approved within the last ten years in the United States, EU or Japan and that i) treat orphan diseases, ii) prevent or treat serious life-threatening illnesses for which there is either no effective therapy or prevention in China, or iii) prevent or treat serious life-threatening illnesses and the non-PRC-approved drug would have clear clinical advantages. Applicants will be required to establish a risk mitigation plan and may be required to complete trials in China after the drug is marketed. By May 29, 2019, the CDE has developed two lists of qualifying drugs that meet this criteria.

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

Other PRC National- and Provincial-Level Laws and Regulations

References to “foreign” in this section entitled “Other PRC National-and Provincial-Level Laws and Regulations” refer to countries outside the PRC, unless the context indicates otherwise.

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

Scientific data

In March, 2018, the General Office of the State Council promulgated the Scientific Data Measures, which provide a broad definition of scientific data and relevant rules for the management of scientific data. Pursuant to the Scientific Data Measures, the scientific data involving state secrets, national security, social or public interests, trade secrets and individual privacy shall be kept confidential; where it is necessary to disclose such data, the purposes of utilization, qualifications of users and confidentiality conditions, among others, shall be examined, and the scope of those with access thereto shall be strictly controlled. Enterprises in the PRC must seek governmental approval before any scientific data involving a state secret is provided during foreign contacts and cooperation. Upon approval by the competent departments, corporate entities shall undergo the relevant formalities as required, and sign confidentiality agreements with users. Furthermore, any researcher conducting research funded in part or in whole by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before that data may be published in any foreign academic journal.

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

Regulations Relating to Employee Stock Incentive Plan

On February 15, 2012, the SAFE promulgated the Stock Option Rules. In accordance with the Stock Option Rules and relevant rules and regulations, PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of a public company listed on a foreign exchange, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such company listed on a foreign exchange, and complete certain procedures. We and our employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan will be subject to such regulation. In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax, or the IIT. The PRC subsidiaries of a company listed on a foreign exchange have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold IIT of those employees related to their share options or restricted shares. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their IIT according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations Relating to Foreign Exchange

The PRC Foreign Exchange Administration Regulations promulgated by the State Council on January 29, 1996, which was amended on January 14, 1997 and August 5, 2008, respectively, are the principal regulations governing foreign currency exchange in China. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, may be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. In contrast, approval from or registration with appropriate government authorities or designated banks is required when

RMB is to be converted into a foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

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
•

We are party to a lease with Janssen under which we expect to lease an approximately 106,000 square foot manufacturing facility from Janssen located in Raritan, New Jersey.  That lease will become effective on a future date in connection with the FDA’s approval of our or BLA for cilta-cel, which we referred to as the Facility Transition Date.  For this facility, which we collaboratively operate with Janssen, we continue to invest in manufacturing, quality, information technology and distribution capabilities to support the launch of CARVYKTI™.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F. This Annual Report on Form 20-F contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this Annual Report on Form 20-F are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. In evaluating our business, you should carefully consider the information provided under “Item 3.D. Risk Factors.” Actual results could differ materially from those projected in the forward-looking statements.

Restatement of Previously Issued Consolidated Financial Statements

This “Operating and Financial Review and Prospects” discussion has been updated to reflect the effects of the Restatement described in Note 2.2 Restatement of Previously Issued Consolidated Financial Statements of the Notes to Consolidated Financial Statements in Part III, Item 18 of this Amended Annual Report.

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

Our lead product candidate, ciltacabtagene autoleucel, or cilta-cel, is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen, for the treatment of MM. Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in RRMM patients with a manageable safety profile.  On February 28, 2022, FDA approved our product CARVYKTI™ (cilta-cel) for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody.  CARVYKTI™ marks the first product approved by a health authority for the Company.

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

Since inception, we have incurred significant operating losses. Our net losses were $403.6 million and $266.4 million for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021, we had accumulated losses of $520.1 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:

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

In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we may not receive up to $280 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials as originally planned. We have previously received the following milestone payments:

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

Revenue recognition

Upfront fees

Upfront payment is allocated to the single performance obligation (described below) in the Janssen Agreement. The upfront fees of $350 million were included in the transaction price upon contract inception in 2017 and were recognized when the single performance obligation to deliver the intellectual property, including a technology transfer service, was completed in 2018. The $350 million upfront fees were fully received by us in 2018.

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

The milestone payments were allocated to the single performance obligation in the Janssen Agreement. We recognized license revenue of $50 million for the milestones included in the initial transaction price in 2018, the year in which the performance obligation was satisfied and it was highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract would not occur. The $50 million milestone fees were fully received by us in 2019.

In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we may not receive up to $280 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials as originally planned.  We have previously received the following milestone payments:

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

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones and an additional $695 million consisting of $485 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property, including a technology transfer service, that was satisfied in 2018. We will recognize revenue for sales-

based milestones when the milestone is achieved pursuant to the royalty recognition constraint. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price.

Licenses of intellectual property

In assessing whether a license is distinct from the other promises, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the counterparty can benefit from a license for its intended purpose without the receipt of the remaining promise(s) by considering whether the value of the license is dependent on the unsatisfied promise(s), whether there are other vendors that could provide the remaining promise(s), and whether it is separately identifiable from the remaining promise(s). We evaluate the nature of a promise to grant a license in order to determine whether the promise is satisfied over time or at a point in time. The Company evaluated that the license is a single performance obligation in the Janssen Agreement, including a technology transfer service, which represent a right to use the Company’s license as it exists at the point in time that the license is granted. Revenue from licenses is recognized when the control of the right to use of the license is transferred to the customer.

Research and development costs

All research costs are charged to the statement of profit or loss as incurred.

Expenditures incurred on projects to develop new products is capitalized and deferred only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product development expenditure which does not meet these criteria is expensed when incurred.

Share-based compensation

The fair value of share options granted by the Company is estimated using the binomial model. The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the stock of comparable companies. Expiration date is the basis for determining the expected life of an option. The risk-free interest rate is based on treasury yield curve rates with a remaining term which approximates to the expected life assumed at the date of grant. Changes in these input variables would affect the amount of expense associated with equity-settled share option. The fair value of each restricted stock unit is determined by reference to market price of our shares at the respective grant date.

The compensation expense recognized for all share-based awards is measured by reference to the fair value at the date at which they are granted and is net of estimated forfeitures. The Company estimates forfeiture rates based on historical analysis of option an RSU forfeitures. If actual forfeitures vary from estimated forfeitures, adjustments to the compensation expense may be required.

For the years ended December 31, 2021, 2020 and 2019, the equity-settled share option expense was $2.4 million, $1.9 million and $1.3 million, respectively, and the equity-settled RSU expense was $17.8 million, $2.9 million and zero, respectively. Further details are contained in notes 27 and 28 to the consolidated financial statements.

Qualitative and Quantitative Disclosures about Market Risk

Our cash is held in readily available checking accounts. These securities are generally not dependent on interest rate fluctuations that may cause the principal amount of these assets to fluctuate. As a result, a change in market interest rates would not have any significant impact on our cash balance.

Pursuant to our collaboration and license agreement with Janssen, the advances we receive from Janssen accrue interest at the rate of LIBOR plus 2.5%. Accordingly, changes in LIBOR could result in fluctuations in our cash flows. For example, based on the $119.7 million aggregate principal amount of advances outstanding from Janssen as of December 31, 2021, a 0.5% (fifty basis point) per annum increase in LIBOR would result in an additional $0.6 million per year in interest payable by the Company.

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

A.  Operating Results

Comparison of Fiscal Years Ended December 31, 2021 and 2020

The following table summarizes our results of operations for the fiscal years ended December 31, 2021 and 2020:

	Fiscal Year Ended December 31,
	2021 (as restated)	2020 (as restated)	Variance
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	68,826	75,000	(6,174)
Operating expenses:
Research and development expenses	(313,346)	(232,160)	(81,186)
Administrative expenses	(46,961)	(23,134)	(23,827)
Selling and distribution expenses	(102,542)	(49,571)	(52,971)
Other income and gains	3,059	6,119	(3,060)
Other expenses	(9,132)	(346)	(8,786)
Fair value loss of warrant liability	(6,200)	—	(6,200)
Fair value loss of convertible redeemable preferred shares	—	(79,984)	79,984
Finance costs	(900)	(4,209)	3,309
Loss before tax	(407,196)	(308,285)	(98,911)
Income tax credit	3,614	41,912	(38,298)
Loss for the period	(403,582)	(266,373)	(137,209)

Revenue

Revenue for the year ended December 31, 2021 was $68.8 million, compared to $75.0 million for the year ended December 31, 2020. This decrease of $6.2 million was primarily driven by a decrease in revenue recognized from milestones of lower value in the year ended December 31, 2021. We have not generated any revenue from product sales to date.

Operating Expenses

Research and Development Expenses

Research and development expenses for the year ended December 31, 2021 were $313.3 million, compared to $232.2 million for the year ended December 31, 2020. This increase of $81.1 million was primarily due to continuous research and development activities in cilta-cel and for other pipeline items in the year ended December 31, 2021.

Administrative Expenses

Administrative expenses for the year ended December 31, 2021 were $47.0 million, compared to $23.1 million for the year ended December 31, 2020. This increase of $23.9 million was primarily due to our expansion of supporting administrative functions to facilitate continuous business expansion, research and development activities and establishment of commercialization infrastructure.

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

Other Expenses

Other expenses for the year ended December 31, 2021 was $9.1 million, compared to $0.3 million for the year ended December 31, 2020. The increase of $8.8 million was primarily due to foreign exchange loss and loss from disposal of assets.

Finance Costs

Finance costs for the year ended December 31, 2021 was $0.9 million, mainly composed of interest for advance funding, which is interest-bearing borrowings funded by Janssen under our collaboration and license agreement and constituted by principal and applicable interests upon such principal. Finance costs for the year ended December 31, 2020 was $4.2 million, resulting from the finance costs for the issuance of convertible redeemable preferred shares (Series A Preferred Shares) that were fully converted into ordinary shares upon the completion of our initial public offering in June 2020.

Fair Value Loss of Warrant Liability

Fair value loss of warrant liability was $6.2 million for the year ended December 31, 2021 which was caused by changes in fair value of a warrant that we issued to an institutional investor through a private placement transaction in May 2021 with an initial fair value of $81.7 million at the issuance date. Concurrently, ordinary shares were sold to the same institutional investor in a private placement transaction. The warrant was assessed as a financial liability with a fair value of $87.9 million as of December 31, 2021.

Fair Value Loss of Convertible Redeemable Preferred Shares

For the year ended December 31, 2020, the Company reported a one-time non-cash charge of $80.0 million caused by changes of fair value of Series A Preferred Shares. Upon consummation of the Company’s U.S. initial public offering, all outstanding Series A Preferred Shares were converted into ordinary shares of the Company and all accrued but unpaid dividends were settled in the form of ordinary shares of the Company. No such fair value loss was experienced in 2021 as the Company has no outstanding Series A Preferred Shares after the listing.

Income Tax Credit

Income tax credit for the year ended December 31, 2021 was $3.6 million compared to $41.9 million of income tax credit for the year ended December 31, 2020.

Comparison of Fiscal Years Ended December 31, 2020 and 2019

The following table summarizes our results of operations for the fiscal years ended December 31, 2020 and 2019:

	Fiscal Year Ended December 31,
	2020 (as restated)	2019 (as restated)	Variance
	(in thousands)
Consolidated Statement of Operations Data:
Revenue	75,000	59,980	15,020
Operating expenses:
Research and development expenses	(232,160)	(161,943)	(70,217)
Administrative expenses	(23,134)	(6,751)	(16,383)
Selling and distribution expenses	(49,571)	(25,620)	(23,951)
Other income and gains	6,119	7,459	(1,340)
Other expenses	(346)	(221)	(125)
Fair value loss of convertible redeemable preferred shares	(79,984)	—	(79,984)
Finance costs	(4,209)	(223)	(3,986)
Loss before tax	(308,285)	(127,319)	(180,966)
Income tax credit	41,912	25,729	16,183
Loss for the period	(266,373)	(101,590)	(164,783)

Revenue

Revenue for the year ended December 31, 2020 was $75.0 million, compared to $60.0 million for the year ended December 31, 2019. This increase of $15.0 million was primarily driven by an increase in revenue recognized from the milestone achieved of higher value in the year ended December 31, 2020. We have not generated any revenue from product sales to date.

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

Other Income and Gains

Other income and gains for the year ended December 31, 2020 was $6.1 million, compared to $7.5 million for the year ended December 31, 2019. This decrease of $1.4 million was primarily driven by reduced average interest rates for time deposits that generate interest income.

Other Expenses

Other expenses for the year ended December 31, 2020 were $0.3 million, compared to $0.2 million for the year ended December 31, 2019. The increase was primarily due to foreign exchange losses.

Income Tax Credit

Income tax credit for the year ended December 31, 2020 was $41.9 million compared to $25.7 million of income tax credit for the year ended December 31, 2019.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note 2.5 to our consolidated financial statements included in this Annual Report for a description of our other significant accounting policies.

Revenue Recognition

Upfront fees

Upfront payment is allocated to the single performance obligation in the Janssen Agreement. The upfront fees from Janssen of $350.0 million were included in the transaction price upon contract inception in 2017 and were recognized when the performance obligation to deliver the intellectual property, including a technology transfer service, was completed in 2018. The $350 million upfront fees were fully received by us in 2018.

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

The milestone payments were allocated to the single performance obligation in the Janssen Agreement. We recognized license revenue of $50 million for the milestones included in the initial transaction price in 2018, the year in which the performance obligation was satisfied and it was highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract would not occur. The $50 million milestone fees were fully received by us in 2019.

In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we may not receive up to $280 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials as originally planned.  We have previously received the following milestone payments:

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

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones and an additional $695 million consisting of $485 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property, including a technology transfer service, that was satisfied in 2018. We will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price.

Licenses of intellectual property

In assessing whether a license is distinct from the other promises, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the counterparty can benefit from a license for its intended purpose without the receipt of the remaining promise(s) by considering whether the value of the license is dependent on the unsatisfied promise(s), whether there are other vendors that could provide the remaining promise(s), and whether it is separately identifiable from the remaining promise(s). We evaluate the nature of a promise to grant a license in order to determine whether the promise is satisfied over time or at a point in time. We evaluated that the license is a single performance obligation in the Janssen Agreement, including a technology transfer service, which represents a right to use our license as it exists at the point in time that the license is granted. Revenue from licenses is recognized when the control of the right to use of the license is transferred to the customer.

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

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by an external value using a binomial model, and the fair value of each restricted stock unit is determined by reference to market price of our shares at the respective grant date. See notes 27 and 28 to our consolidated financial statements beginning on page F-1 of this Annual Report on Form 20-F for further details.

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

Issued But Not Yet Effective Reporting Standards

See note 2.4 to our consolidated financial statements beginning on page F-1 of this Annual Report on Form 20-F for a description of recent accounting pronouncements applicable to our consolidated financial statements.

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

Pursuant to our collaboration and license agreement with Janssen, the advances we receive from Janssen accrue interest at the rate of LIBOR plus 2.5%. Accordingly, changes in LIBOR could result in fluctuations in our cash flows. For example, based on the $119.7 million aggregate principal amount of advances outstanding from Janssen as of December 31, 2021, a 0.5% (fifty basis point) per annum increase in LIBOR would result in an additional $0.6 million per year in interest payable by the Company.

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

As of December 31, 2021, the Company had approximately $688.9 million of cash and cash equivalents, approximately $168.2 million of time deposits, approximately $29.9 million of financial assets measured at amortized cost and accumulated losses of $520.1million.

Certain of our subsidiaries, including those registered as non-PRC-wholly-owned enterprises in China, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital.  Under PRC regulations, non-PRC-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview - Government Regulation - PRC Regulation - Other PRC National- and Provincial-Level Laws and Regulations - Regulations Relating to Dividend Distributions.”

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

Operating Activities

Net cash used in operating activities for the year ended December 31, 2021 was $198.5 million, primarily as a result of net loss before tax of $361.4 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items mainly include $6.2 million of fair value loss of warrant liability and $20.2 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $24.6 million primarily resulted from receipt of a milestone payment of $75.0 million offset by an increase of $50.0 million in milestone payments achieved and an increase of $0.4 million in royalty revenue receivable during the year; an increase of $140.7 million in other payables and accruals mainly due to an increase in collaboration expenses payables; and offset by an increase of $3.0 million in prepayments, other receivables and other assets.

Net cash used in operating activities for the year ended December 31, 2020 was $223.0 million, primarily as a result of net loss before tax of $212.5 million after adjusting for non-cash items, and changes in operating assets and liabilities. Non-cash items are mainly from $80.0 million of fair value loss of convertible redeemable preferred shares. Changes in operating assets and liabilities mainly include an increase in trade receivables of $45.0 million due to receipt of a milestone payment.

Net cash used in operating activities for the year ended December 31, 2019 was $83.1 million, consisting primarily of our net loss before tax of $126.2 million after adjusting for non-cash items, primarily due to continued spending in research and development activities, partially offset by milestone payments received from Janssen.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was $195.0 million, consisting primarily of purchases of property, plant and equipment of $42.2 million, purchase of intangible assets of $3.2 million, prepayment to collaborator for collaboration right-of-use assets of $1.7 million, purchase of financial assets measured at amortized cost of $29.8 million and purchases of time deposits of $298.1 million, partially offset by a decrease in time deposits of $180.0 million.

Net cash used in investing activities for the year ended December 31, 2020 was $24.2 million, consisting primarily of purchases of property, plant, equipment of $26.3 million, purchase of intangible assets of $4.0 million, prepayment to collaborator for collaboration right-of-use assets of $19.5 million and purchase of time deposits of $50.0 million, offset by recovered the time deposits of $75.6 million.

Net cash used in investing activities for the year ended December 31, 2019 was $58.7 million, consisting primarily of purchases of property, plant and equipment of $26.8 million, prepayment to collaborator for collaboration right-of-use assets of $11.9 million and purchases of time deposits of $75.6 million, partially offset by collection of cash advances from related parties of $63.0 million.

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

Capital Expenditure

Our capital expenditures for the years ended December 31, 2021, 2020 and 2019 amounted to $44.5 million, $50.0 million and $46.8 million, respectively. These expenditures primarily consisted of property, plant, equipment and collaboration assets.

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

3)	Consists of 30,320,000 ordinary shares held by AquaPoint L.P. The address for AquaPoint L.P. is Cayman Corporate Centre, 27 Hospital Road, P.O. Box 1748, George Town KY1-1109, Cayman Islands.
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

Facilities

Piscataway. In February 2018, we entered into a lease agreement with Genscript USA Holdings, Inc., a subsidiary of Genscript, under which we lease an approximately 22,000 square foot facility in Piscataway, New Jersey at a cost of $60,000 per month. In January 2020, we entered into an additional lease agreement. The lease term is from January 1, 2020 to December 31, 2021. Although the lease has expired, we continue to occupy the premises, and we and Genscript are in discussions regarding extension of the lease.  The cost of the lease is expected to be approximately $600,000 for 2022.

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

In light of the investigation by the Customs Anti-Smuggling Department of Zhenjiang (the “Authority”) in the People’s Republic of China (the “PRC”) of Genscript, and Dr. Fangliang Zhang, former Chairman of the Board of Directors and Chief Executive Officer of the Company and former Chairman and Chief Executive Officer of Genscript, as previously disclosed, the Audit Committee of our Board of Directors engaged external counsel to conduct an internal review of the Company’s import and export transactions since our initial public offering (the “IPO”) in June 2020 to confirm our compliance with import and export regulations under the laws of the PRC.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered as a Tax Resident Enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The implementation rules of the PRC Enterprise Income Tax Law define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC or non-PRC individuals, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel located in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of board members with voting rights or senior executives habitually reside in China.

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

Pursuant to our collaboration and license agreement with Janssen, the advances we receive from Janssen accrue interest at the rate of LIBOR plus 2.5%. Accordingly, changes in LIBOR could result in fluctuations in our cash flows. For example, based on the $119.7 million aggregate principal amount of advances outstanding from Janssen as of December 31, 2021, a 0.5% (fifty basis point) per annum increase in LIBOR would result in an additional $0.6 million per year in interest payable by the Company.

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

The foreign exchange rate applied to an foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

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

ITEM 15. CONTROLS AND PROCEDURES

A.  Disclosure Controls and Procedures

In the Original 20-F, we reported that our management, with the participation of our Chief Executive Officer, Chief Financial Officer and Vice President, Finance, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period December 31, 2021 (the “Evaluation Date”),, as required by Rule 13a-15(b) under the Exchange Act.  Based on such evaluation, those officers had concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective.

Subsequent to that evaluation and in connection with the preparation of the Restatement, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, re-evaluated the Company’s disclosure controls and procedures and concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective at a reasonable assurance level as a result of the material weakness discussed below.

B.  Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).

In the Original 20-F, we reported that management, with the participation of the Chief Executive Officer, Chief Financial Officer and the Vice President, Finance, had assessed the effectiveness of internal control over financial reporting as of December 31, 2021. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)”, or 2013 framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Based on that assessment on March 31, 2022, when the Original 20-F was filed, management had concluded that our internal controls over financial reporting were effective. Subsequently, as a result of the material weakness described below, management revised its assessment and concluded that, as of December 31, 2021, our internal controls over financial reporting were not effective.
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

Material weakness as of December 31, 2021

Under the standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. In connection with the restatement discussed in Note 2.2 of the Consolidated Financial Statements included under “Item 18. Financial Statements”, management identified a material weakness relating to the lack of adequate review and monitoring controls over complex arrangements, specifically, its sole collaboration and license agreement.  See “Remediation of Material Weakness in Internal Control Over Financial Reporting” below under “—Changes in Internal Control Over Financial Reporting” for further information on the steps we are taking to remediate the material weakness.

C.  Attestation Report of Independent Registered Public Accounting Firm

Our independent registered public accounting firm, Ernst & Young Hua Ming LLP, has issued an adverse report on the operating effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which is included under “Item 18. Financial Statements” on page F-4.

D.  Changes in Internal Control Over Financial Reporting

Remediation of Material Weakness in Internal Control Over Financial Reporting

Following the identification of the material weakness described above, and with the oversight of the Audit Committee, management is committed to implementing remediation efforts to address this material weakness. The remediation efforts, summarized below, which are either implemented or in process, are intended to both address the identified material weakness and strengthen our overall financial control environment. In this regard, our initiatives include:

•

Implementing additional responsive review and monitoring controls for complex agreements, including the collaboration and license agreement, including additional review by the Chief Financial Officer and other senior finance staff over critical accounting judgments and estimates, reporting, and disclosures;

•

Expanding the capabilities of existing financial reporting personnel through specific continuous training and education in the application of IFRS standards, with a focus on complex agreements, including the collaboration and license agreement; and

•	Hiring additional financial reporting personnel with appropriate IFRS accounting experiences

To support the execution of this remediation plan, the Company has also engaged additional external resources to aid and supplement the Company’s existing internal resources.

We believe the foregoing efforts, when fully implemented and operational, will effectively remediate the material weakness described above and strengthen our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address these control deficiencies or modify the remediation plan described above. We cannot assure you, however, when we will remediate such weakness, nor can we be certain of whether additional actions will be required.

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

Except as described herein there have been no changes in our internal control over financial reporting that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Years Ended December 31 (in US$ thousands)
	2021	2020
Audit Fees(1)	2,250	2,150
Audit-related Fees (2)	67	16
Tax Fees(3)	—	—
All Other Fees(4)	—	—
Total	2,317	2,166

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

1.1***

Third Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

2.1***

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

2.2***

Form of Deposit Agreement between the Registrant and JP Morgan Chase Bank, N.A., as depositary (incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

2.3***	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2 on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

2.4***

Investors’ Rights Agreement, dated March 30, 2020, by and among the Registrant and certain stockholders of the Registrant named therein (incorporated herein by reference to Exhibit 4.4 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

2.5***

Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act (incorporated herein by reference to Exhibit 2.5 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 31, 2022)

2.6 ***

Subscription Agreement, dated as of May 13, 2021, by and between LGN Holdings Limited and the Registrant (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-3 (File No. 333-257625), filed with the SEC on July 2, 2021)

2.7***

Warrant to Purchase Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-3 (File No. 333-257625), filed with the SEC on July 2, 2021)

4.1***

Collaboration and License Agreement among Legend Biotech USA, Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc., dated December 21, 2017, as amended (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.2***

Form of Indemnification Agreement between the Registrant and each of its executive officers and directors (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.3+***

Offer Letter to Ying Huang as Chief Executive Officer, dated as of December 24, 2020 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on December 30, 2020)

4.4+***

Share Option Scheme (including proxy form, notice of grant, notice of exercise and share purchase agreement and investment representation statement) (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.5***

Lease Agreement between Legend Biotech USA, Inc. and Genscript USA Holding, Inc., dated February 8, 2018 (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.6+***

2020 Restricted Shares Plan (including form of Restricted Share Unit Award Agreement), as amended August 28, 2020 (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-239478), filed with the SEC on September 4, 2020)

4.7***^

Interim Supply Agreement, dated as of February 28, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 31, 2022)

4.8^***

Collaborative Research and License Agreement between Legend Biotech USA, Inc. and Noile-Immune Biotech, inc., dated April 27, 2020 (incorporated herein by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 19, 2020).

8.1***	List of Principal Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 31, 2022)

11.1***

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm.

101*

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

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed with this Amendment No. 1 to the Annual Report on Form 20-F.

** Furnished with this Amendment No. 1 to the Annual Report on Form 20-F.

***Previously filed.

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

Date: February 17, 2023

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2022, except for the effect of the material weakness, as to which the date is February 17, 2023, expressed an adverse opinion thereon.

Restatement of December 31, 2021 Financial Statements

As discussed in Note 2.2 to the consolidated financial statements, the Company’s December 31, 2021 consolidated financial statements have been restated to correct misstatements.

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

Revenue recognition for the Collaboration and License Agreement
Description of the matter

As discussed in Notes 2, 3 and 5 to the consolidated financial statements, revenue recognition for the collaboration and license agreement required the Company to make a number of significant judgements, including the identification of the performance obligation(s) and the estimation of the transaction price. As discussed in Note 2.2 to the consolidated financial statements, the Company restated the consolidated financial statements to correctly account for its collaboration and license agreement.

Auditing management’s identification of the performance obligation(s) and the estimation of the transaction price was especially challenging due to the complex and highly judgmental nature of evaluating the terms of the related agreement. These judgments made on the application of the revenue recognition criteria have a material effect on the amount of the Company’s revenue recognized in the financial reporting period.

How we addressed the matter in our audit

To test the Company’s accounting for revenue from the collaboration and license agreement, we performed audit procedures that included, among others, assessing the Company’s identification of performance obligation(s) by evaluating the stated terms of the related agreement in order to understand the nature of whether the promises were capable of being distinct and distinct in the context of the contract, reviewing the estimates and assumptions used to determine the transaction price, testing the mathematical accuracy of Company’s calculations of revenue and the associated timing of revenue recognized in the financial reporting period, assessing the Company’s revenue recognition accounting policies, and comparing amounts recognized for consistency with the Company’s accounting policies and underlying documentation.

/s/ Ernst & Young Hua Ming LLP

We served as the Company’s auditor from 2020 to 2022.

Shanghai, the People’s Republic of China

March 31, 2022, except for the effects on the consolidated financial statements of the correction of an error as described in Note 2.2, as to which the date is February 17, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Legend Biotech Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Legend Biotech Corporation’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Legend Biotech Corporation (the “Company”) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

In our report dated March 31, 2022, we expressed an unqualified opinion that the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria. Management has subsequently identified a deficiency in controls related to the lack of adequate review and monitoring controls over complex arrangements, specifically, its sole collaboration and license agreement, and has further concluded that such deficiency represented a material weakness as of December 31, 2021. As a result, management has revised its assessment, as presented in the accompanying “Management's Annual Report on Internal Control over Financial Reporting”, to conclude that the Company’s internal control over financial reporting was not effective as of December 31, 2021. Accordingly, our present opinion on the effectiveness of December 31, 2021’s internal control over financial reporting as of December 31, 2021, as expressed herein, is different from that expressed in our previous report.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management's assessment. Management has identified a material weakness in controls related to the lack of adequate review and monitoring controls over complex arrangements, specifically, its sole collaboration and license agreement.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the December 31, 2021 consolidated financial statements, and this report does not affect our report dated March 31, 2022, except for the error correction discussed in Note 2.2 as to which the date is February 17, 2023, which expressed an unqualified opinion on those financial statements.

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

/s/ Ernst & Young Hua Ming LLP

Shanghai, the People’s Republic of China

March 31, 2022, except for the effect of the material weakness described in the second paragraph above, as to which the date is February 17, 2023

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Notes	2021	2020	2019
		US$’000, except per share data (as restated)	US$’000, except per share data (as restated)	US$’000, except per share data (as restated)
REVENUE	5	68,826	75,000	59,980
Other income and gains	5	3,059	6,119	7,459
Research and development expenses		(313,346)	(232,160)	(161,943)
Administrative expenses		(46,961)	(23,134)	(6,751)
Selling and distribution expenses		(102,542)	(49,571)	(25,620)
Other expenses		(9,132)	(346)	(221)
Fair value loss of warrant liability		(6,200)	—	—
Fair value loss of convertible redeemable preferred shares		—	(79,984)	—
Finance costs	7	(900)	(4,209)	(223)
LOSS BEFORE TAX	6	(407,196)	(308,285)	(127,319)
Income tax credit	8	3,614	41,912	25,729
LOSS FOR THE YEAR		(403,582)	(266,373)	(101,590)
Attributable to:
Ordinary equity holders of the parent		(403,582)	(266,373)	(101,590)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9
Basic		(1.43)	(1.13)	(0.51)
Diluted		(1.43)	(1.13)	(0.51)
OTHER COMPREHENSIVE INCOME/(LOSS)
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations		5,215	4,078	(1,268)
Net other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods		5,215	4,078	(1,268)
OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX		5,215	4,078	(1,268)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(398,367)	(262,295)	(102,858)
Attributable to:
Ordinary equity holders of the parent		(398,367)	(262,295)	(102,858)

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2021 AND 2020

	Notes	December 31, 2021 (as restated)	December 31, 2020 (as restated)	January 1, 2020 (as restated)
		US$’000	US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	10	102,506	72,342	45,188
Advance payments for property, plant and equipment		2,168	224	665
Right-of-use assets	13	38,283	39,542	27,790
Time deposits	19	4,705	—	—
Intangible assets	11	4,684	2,852	519
Other non-current assets	12	17,269	13,189	6,449
Total non-current assets		169,615	128,149	80,611
CURRENT ASSETS
Inventories	15	1,749	1,800	1,157
Trade receivables	16	50,410	75,000	30,000
Prepayments, other receivables and other assets	17	13,758	10,452	21,671
Financial assets measured at amortized cost	18	29,937	—	—
Lease receivables		94	619	—
Pledged deposits	19	1,444	384	256
Time deposits	19	163,520	50,000	75,559
Cash and cash equivalents	19	688,938	455,689	83,364
Total current assets		949,850	593,944	212,007
Total assets		1,119,465	722,093	292,618
CURRENT LIABILITIES
Trade and notes payables	20	7,043	5,238	9,586
Other payables and accruals	21	123,558	99,787	70,854
Government grants	24	304	283	—
Lease liabilities	13	911	1,464	1,027
Tax payable	8	9,488	8,795	12,782
Warrant liability	23	87,900	—	—
Total current liabilities		229,204	115,567	94,249
NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	25	120,462	—	—
Lease liabilities	13	1,593	1,909	5,058
Government grants	24	1,866	2,051	—
Deferred tax liabilities	22	—	4,241	41,988
Other non-current liabilities		396	554	—
Total non-current liabilities		124,317	8,755	47,046
Total liabilities		353,521	124,322	141,295
EQUITY
Share capital	26	31	27	20
Reserves	29	765,913	597,744	151,303
Total ordinary shareholders’ equity		765,944	597,771	151,323
Total equity		765,944	597,771	151,323
Total liabilities and equity		1,119,465	722,093	292,618

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Attributable to equity holders of the parent
	Share capital	Share premium*		Share-based compensation reserves*		Foreign currency translation reserve* (as restated)		Retained earnings/ (accumulated losses)* (as restated)		Total Equity (as restated)
	US$‘000	US$‘000		US$‘000		US$‘000		US$‘000		US$‘000
As at January 1, 2019	20	3,908	*	704	*	(3,161)	*	251,438	*	252,909
Loss for the year	—	—		—		—		(101,590)		(101,590)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—		—		(1,268)		—		(1,268)
Total comprehensive loss for the year	—	—		—		(1,268)		(101,590)		(102,858)
Equity-settled share-based compensation expense	—	—		1,272		—		—		1,272
As at December 31, 2019	20	3,908	*	1,976	*	(4,429)	*	149,848	*	151,323
Loss for the year	—	—		—		—		(266,373)		(266,373)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		4,078		—		4,078
Total comprehensive loss for the year	—	—		—		4,078		(266,373)		(262,295)
Conversion of convertible redeemable preferred shares to ordinary shares	2	240,432		—		—		—		240,434
Issuance of ordinary shares for initial public offering, net of issuance costs	4	450,081		—		—		—		450,085
Issuance of ordinary shares relating to private placement by GenScript	—	12,000		—		—		—		12,000
Exercise of share options	1	1,885		(422)		—		—		1,464
Equity-settled share-based compensation expense	—	—		4,760		—		—		4,760
As at December 31, 2020	27	708,306	*	6,314	*	(351)	*	(116,525)	*	597,771

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Attributable to equity holders of the parent
	Share capital	Share premium*		Share-based compensation reserves*		Foreign currency translation reserve* (as restated)		Retained earnings/ (accumulated losses)* (as restated)		Total Equity (as restated)
	US$‘000	US$‘000		US$‘000		US$‘000		US$‘000		US$‘000
As at December 31, 2020	27	708,306	*	6,314	*	(351)	*	(116,525)	*	597,771
Loss for the year	—	—		—		—		(403,582)		(403,582)
Other comprehensive income:
Exchange differences on translation of foreign operations	—	—		—		5,215		—		5,215
Total comprehensive loss for the year	—	—		—		5,215		(403,582)		(398,367)
Issuance of ordinary shares relating to private placement for an institutional investor	2	218,298		—		—		—		218,300
Issuance of ordinary shares for follow-on public offering, net of issuance costs	2	323,438		—		—		—		323,440
Exercise of share options	—	6,089		(1,447)		—		—		4,642
Reclassification of vested restricted stock units	—	5,323		(5,323)		—		—		—
Equity-settled share-based compensation expense	—	—		20,158		—		—		20,158
As at December 31, 2021	31	1,261,454	*	19,702	*	4,864	*	(520,107)	*	765,944

*

These reserve accounts comprise the consolidated reserves of US$765.9 million, US$597.7 million and US$151.3 million in the consolidated statements of financial position as at December 31, 2021, 2020 and 2019, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Notes	2021 (as restated)	2020 (as restated)	2019 (as restated)
		US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(407,196)	(308,285)	(127,319)
Adjustments for:
Finance income	5	(971)	(2,930)	(4,581)
Finance costs	7	900	4,209	223
Depreciation of property, plant and equipment	10	8,139	6,234	3,163
Loss on disposal of property, plant and equipment	6	974	55	—
Amortization of intangible assets	11	1,379	192	63
Depreciation of right-of-use assets	13	4,399	3,507	2,036
Fair value loss of warrant liability	23	6,200	—	—
Fair value loss of convertible redeemable preferred shares		—	79,984	—
Fair value gains on financial assets measured at fair value change through profit or loss	5	—	(47)	(474)
Foreign currency exchange loss/(gain), net		4,867	(66)	(584)
Equity-settled share-based compensation expense		20,158	4,760	1,272
Deferred government grant	24	(295)	(114)	—
		(361,446)	(212,501)	(126,201)
Decrease/(increase) in trade receivables		24,590	(45,000)	21,229
(Increase)/decrease in prepayments, other receivables and other assets		(2,966)	3,366	(5,178)
Increase in other non-current assets		(1,175)	(3,973)	—
Decrease/(increase) in inventories		51	(643)	(22)
Government grant received	24	80	2,452	—
Increase/(decrease) in trade and notes payables		1,805	(4,348)	2,011
Increase in other payables and accruals		140,747	26,932	31,727
(Decrease)/increase in other non-current liabilities		(158)	554	—
Increase in pledged deposits, net		(1,060)	(128)	—
Cash used in operations		(199,532)	(233,289)	(76,434)
Income tax paid		—	(278)	(15,432)
Finance income received		652	3,366	9,024
Interest on loan from related party		—	—	(24)
Income tax received		557	7,391	—
Interest on lease payments		(142)	(195)	(199)
Net cash flow used in operating activities		(198,465)	(223,005)	(83,065)

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Note	2021 (as restated)	2020 (as restated)	2019 (as restated)
		US$’000	US$’000	US$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(42,197)	(26,254)	(26,773)
Purchase of intangible assets		(3,207)	(4,029)	(534)
Prepayment to collaborator for collaboration right- of-use assets		(1,708)	(19,493)	(11,863)
Purchase of financial assets measured at fair value through profit or loss		(50,000)	(22,682)	(314,840)
Cash received from withdrawal of financial assets measured at fair value through profit or loss		50,081	22,682	320,854
Cash receipts of investment income		—	47	—
Cash advances to related parties	32	—	—	(13,006)
Collection of cash advances to related parties	32	—	—	62,996
Proceeds from disposal of property, plant and equipment		4	1	74
Addition in time deposits		(298,107)	(50,000)	(75,559)
Decrease in time deposits		180,000	75,559	—
Addition in pledged deposits		—	—	(256)
Decrease in pledged deposits		—	—	255
Purchase of financial assets measured at amortized cost		(29,849)	—	—
Net cash flows used in investing activities		(194,983)	(24,169)	(58,652)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from cash advances from related parties	32	—	—	38,945
Repayment of cash advances from related parties	32	—	(4)	(19,223)
Proceeds from loans from related parties	32	—	—	2,867
Repayments of loans from related parties	32	—	—	(2,867)
Proceeds from convertible redeemable preferred shares		—	160,450	—
Proceeds from issuance of ordinary shares for initial public offering, net of issuance costs		—	450,085	—
Proceeds from issuance of ordinary shares relating to private placement by GenScript		—	12,000	—
Proceeds from issuance of ordinary shares for follow on public offering, net of issuance costs		323,440	—	—
Proceeds from issuance of ordinary shares and warrant relating to private placement for an institutional investor		300,000	—	—
Proceeds from exercise of share options		4,642	1,464	—
Payments of expenses for issuance of convertible redeemable preferred shares		—	(2,514)	—
Principal portion of lease payments		(1,419)	(2,602)	(5,056)
Net cash flows from financing activities		626,663	618,879	14,666

LEGEND BIOTECH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

	Note	2021 (as restated)	2020 (as restated)	2019 (as restated)
		US$’000	US$’000	US$’000
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		233,215	371,705	(127,051)
Effect of foreign exchange rate changes, net		34	620	249
Cash and cash equivalents at beginning of year	19	455,689	83,364	210,166
CASH AND CASH EQUIVALENTS AT END OF YEAR	19	688,938	455,689	83,364
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		858,607	506,073	159,179
Less: Pledged deposits		1,444	384	256
Time deposits		168,225	50,000	75,559
Cash and cash equivalents as stated in the statement of financial position	19	688,938	455,689	83,364
Cash and cash equivalents as stated in the statement of cash flows		688,938	455,689	83,364

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

2.2 RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

The Group has restated its Consolidated Statements of Financial Position at December 31, 2021 and 2020, Consolidated Statements of Profit or Loss and Other Comprehensive Income, Changes in Equity and Cash Flows for each of the fiscal years ended December 31, 2021, 2020 and 2019, included in the Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2022 (the “Original 20-F”).

The individual restatement matters that underlie the restatement adjustments are described below. The restatement adjustments also affect periods prior to the Original 20-F and such adjustments have been reflected in the restated opening stockholders’ equity balances as of January 1, 2019.

Revenue Recognition Adjustments

As previously disclosed, in December 2017, the Group entered into a worldwide collaboration and license agreement with Janssen Biotech, Inc. (“Janssen”) for the worldwide development and commercialization of cilta-cel (the “Janssen Agreement”). Historically, the Group has recognized revenue under the Janssen Agreement pursuant to two performance obligations: (i) the sale of the commercial license for cilta-cel (the “Commercial License”) and (ii) service on the Joint Steering Committee (the “JSC”) under the collaboration. The sale of the Commercial License was recognized as revenue at the time of sale and the revenue the Group recognized as a result of its service on the JSC was recognized over the term of the clinical development plan under the Janssen Agreement. The Group concluded that the transaction price, at inception of the Janssen Agreement, includes the fixed upfront fee of $350 million and $50 million of milestone payments that were highly probable of being achieved. All other potential milestone payments were considered variable consideration.

The Group has since determined the Janssen Agreement contains a contract with a customer (Janssen) in the scope of IFRS 15 for a right to use our intellectual property (in the form of a license) and technology transfer service that form a single performance obligation.  These elements of the Janssen Agreement are representative of a vendor-customer relationship as Janssen contracted with Legend to obtain a license of its intellectual property for LCAR-B38M and related technology transfer, which are an output of Legend’s ordinary activities, in exchange for consideration. Janssen is not a customer for collaborative activities, including participation on the JSC, which are in the scope of other IFRS standards. Also, the Group determined that the original stand-alone selling price of the Commercial License performance obligation was understated.

The Group has revised its accounting treatment to recognize revenue for the $350 million upfront fee and $50 million milestone license revenue in 2018, the year in which the single performance obligation to deliver the license of intellectual property, including a technology transfer service, was satisfied. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property that was satisfied in 2018. The Group recognized revenue of $65 million, $75 million and $60 million for development milestones achieved in 2021, 2020 and 2019, respectively. The Group will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint.

In connection with the restatement, the Group has also corrected the corresponding contract liabilities of previously deferred license and collaboration revenue as a result of the change in performance obligations identified.

Collaboration Assets Adjustments

The Group has identified and corrected errors related to the accounting treatment of assets purchased by the Group or Janssen that are solely to be used by the collaboration and subject to the cost sharing terms and conditions in the Janssen Agreement (“Collaboration Assets”). Historically, the Group recorded Collaboration Assets it purchased from third party vendors, net of Janssen’s share of these costs, as well as its share of the cost of Collaboration Assets purchased by Janssen as property, plant and equipment.

The Group has revised its accounting treatment to record its share of Collaborations Assets that are leased to and by the collaboration in accordance with IFRS 16, Leases to correctly reflect the assets associated with the collaboration.

If the Group’s collaboration partner owns the asset, and on the basis of the terms and conditions of the collaboration agreement, there is a lease from the Group’s collaboration partner to the collaboration, the Group recognises a right-of-use asset and lease liability for its share of the asset leased from the collaboration partner to the collaboration. This is usually the case when the collaboration, through the JSC and other governance committees, has the right to direct the use and obtains substantially all of the economic benefits from using the asset. Lease payments the Group makes prior to lease commencement are recorded as prepaid rent within other non-current assets and will be reclassified to a right-of-use asset upon lease commencement.

If the Group owns the asset, and on the basis of the terms and conditions of the collaboration agreement, there is a lease from the Group to the collaboration, the Group recognises a finance lease for the asset it leases to the collaboration. In such cases, the Group’s share of the asset that is jointly controlled by the collaboration is recorded in property, plant and equipment, and a lease receivable is recognized for the collaboration partner’s share of the asset.

Income Taxes

The Company recorded adjustments to income taxes to reflect the impact of the restatement adjustments, as well as additional income tax adjustments related to the accounting for the Janssen Agreement.

The tables below present the impact of the restatement on the Company’s Consolidated Statements of Financial Position at December 31, 2021 and 2020, Consolidated Statements of Profit or Loss and Other Comprehensive Income for the years ended December 31, 2021, 2020 and 2019,  the Company’s Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020, and 2019 and  the Company’s Consolidated Statement of Cash Flows for the years ended December 31, 2021, 2020, and 2019.

	Consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2021
		Adjustments by category
	As Previously Reported	Revenue Recognition	Collaboration assets	Tax impacts	Total Adjustments	As Restated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	89,792	(20,966)	—	—	(20,966)	68,826
Other income and gains	3,059	—	—	—	—	3,059
Research and development expenses	(313,346)	—	—	—	—	(313,346)
Administrative expenses	(46,939)	(22)	—	—	(22)	(46,961)
Selling and distribution expenses	(102,542)	—	—	—	—	(102,542)
Other expenses	(9,132)	—	—	—	—	(9,132)
Fair value loss of warrant liability	(6,200)	—	—	—	—	(6,200)
Finance costs	(900)	—	—	—	—	(900)
Loss before tax	(386,208)	(20,988)	—	—	(20,988)	(407,196)
Income tax (expense)/credit	(1)	—	—	3,615	3,615	3,614
Loss for the year	(386,209)	(20,988)	—	3,615	(17,373)	(403,582)
Attributable to: ordinary equity holders of the parent	(386,209)	(20,988)	—	3,615	(17,373)	(403,582)
Loss per share attributable to ordinary equity holders of the parent
Basic	(1.37)	(0.07)	—	0.01	(0.06)	(1.43)
Diluted	(1.37)	(0.07)	—	0.01	(0.06)	(1.43)
Exchange differences:
Exchange differences on translation of foreign operations	10,620	(5,897)	—	492	(5,405)	5,215
Net other comprehensive income that may be reclassified to profit or loss in subsequent periods	10,620	(5,897)	—	492	(5,405)	5,215
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX	10,620	(5,897)	—	492	(5,405)	5,215
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(375,589)	(26,885)	—	4,107	(22,778)	(398,367)
Attributable to:
Ordinary equity holders of the parent	(375,589)	(26,885)	—	4,107	(22,778)	(398,367)

	Consolidated statements of financial position as at December 31, 2021
		Adjustments by category
	As Previously Reported	Revenue Recognition	Collaboration assets	Tax impacts	Total Adjustments	As Restated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	145,724	—	(43,218)	—	(43,218)	102,506
Advance payments for property, plant and equipment	2,168	—	—	—	—	2,168
Right-of-use assets	7,186	—	31,097	—	31,097	38,283
Time deposits	4,705	—	—	—	—	4,705
Intangible assets	4,684	—	—	—	—	4,684
Other non-current assets	5,148	—	12,121	—	12,121	17,269
Total non-current assets	169,615	—	—	—	—	169,615
CURRENT ASSETS
Inventories	1,749	—	—	—	—	1,749
Trade receivables	50,410	—	—	—	—	50,410
Prepayments, other receivables and other assets	12,754	—	—	1,004	1,004	13,758
Financial assets measured at amortized cost	29,937	—	—	—	—	29,937
Lease receivables	—	—	94		94	94
Pledged deposits	1,444	—	—	—	—	1,444
Time deposits	163,520	—	—	—	—	163,520
Cash and cash equivalents	688,938	—	—	—	—	688,938
Total current assets	948,752	—	94	1,004	1,098	949,850
Total assets	1,118,367	—	94	1,004	1,098	1,119,465
CURRENT LIABILITIES
Trade and notes payables	7,043	—	—	—	—	7,043
Other payables and accruals	123,464	—	94	—	94	123,558
Government grants	304	—	—	—	—	304
Lease liabilities	911	—	—	—	—	911
Tax payable	—	—	—	9,488	9,488	9,488
Warrant liability	87,900	—	—	—	—	87,900
Contract liabilities, current	60,644	(60,644)	—	—	(60,644)	—
Total current liabilities	280,266	(60,644)	94	9,488	(51,062)	229,204
NON-CURRENT LIABILITIES
Interest-bearing loans and borrowings	120,462	—	—	—	—	120,462
Contract liabilities, non-current	242,578	(242,578)	—	—	(242,578)	—
Lease liabilities	1,593	—	—	—	—	1,593
Government grants	1,866	—	—	—	—	1,866
Other non-current liabilities	396	—	—	—	—	396
Total non-current liabilities	366,895	(242,578)	—	—	(242,578)	124,317
Total liabilities	647,161	(303,222)	94	9,488	(293,640)	353,521
EQUITY
Share capital	31	—	—	—	—	31
Reserves	471,175	303,222	—	(8,484)	294,738	765,913
Total ordinary shareholders’ equity	471,206	303,222	—	(8,484)	294,738	765,944
Total equity	471,206	303,222	—	(8,484)	294,738	765,944
Total liabilities and equity	1,118,367	—	94	1,004	1,098	1,119,465

	Consolidated Statements of Changes in Equity as at December 31, 2021
	As Previously Reported	Total Restatement Impacts	As Restated
	US$’000	US$’000	US$’000
As at December 31, 2021
Share capital	31	—	31
Share premium	1,261,454	—	1,261,454
Share-based compensation reserves	19,702	—	19,702
Foreign currency translation reserve	6,987	(2,123)	4,864
Accumulated losses	(816,968)	296,861	(520,107)
Total equity	471,206	294,738	765,944

	Consolidated statements of cash flows during the year ended December 31, 2021
	As Previously Reported	Total Restatement Impacts	As Restated
	US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(386,208)	(20,988)	(407,196)
Adjustments for:
Finance income	(971)	—	(971)
Finance costs	900	—	900
(Reversal of)/provision for the impairment of trade receivables	(22)	22	—
Depreciation of property, plant and equipment	11,046	(2,907)	8,139
Loss on disposal of property, plant and equipment	974	—	974
Amortization of intangible assets	1,379	—	1,379
Depreciation of right-of-use assets	1,492	2,907	4,399
Fair value loss of warrant liability	6,200	—	6,200
Foreign currency exchange loss, net	4,867	—	4,867
Equity-settled share-based compensation expense	20,158	—	20,158
Deferred government grant	(295)	—	(295)
	(340,480)	(20,966)	(361,446)
Decrease in trade receivables	24,590	—	24,590
Increase in prepayments, other receivables and other assets	(2,966)	—	(2,966)
Increase in other non-current assets	(1,175)	—	(1,175)
Decrease in inventories	51	—	51
Government grant received	80	—	80
Increase in trade and notes payables	1,805	—	1,805
Increase/(decrease) in other payables and accruals	142,091	(1,344)	140,747
Decrease in other non-current liabilities	(158)	—	(158)
(Decrease)/increase in contract liabilities	(22,310)	22,310	—
Increase in pledged deposits, net	(1,060)	—	(1,060)
Cash used in operations	(199,532)	—	(199,532)
Finance income received	652	—	652
Income tax received	557	—	557
Interest on lease payments	(142)	—	(142)
Net cash flow used in operating activities	(198,465)	—	(198,465)

	Consolidated statements of cash flows during the year ended December 31, 2021
	As Previously Reported	Total Restatement Impacts	As Restated
	US$’000	US$’000	US$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(43,905)	1,708	(42,197)
Purchase of intangible assets	(3,207)	—	(3,207)
Prepayment to collaborator for collaboration right-of-use assets	—	(1,708)	(1,708)
Purchase of financial assets measured at fair value through profit or loss	(50,000)	—	(50,000)
Cash received from withdrawal of financial assets measured at fair value through profit or loss	50,081	—	50,081
Proceeds from disposal of property, plant and equipment	4	—	4
Addition in time deposits	(298,107)	—	(298,107)
Decrease in time deposits	180,000	—	180,000
Purchase of financial assets measured at amortized cost	(29,849)	—	(29,849)
Net cash flows used in investing activities	(194,983)	—	(194,983)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares for follow on public offering, net of issuance costs	323,440	—	323,440
Proceeds from issuance of ordinary shares and warrant relating to private placement for an institutional investor	300,000	—	300,000
Proceeds from exercise of share options	4,642	—	4,642
Principal portion of lease payments	(1,419)	—	(1,419)
Net cash flows from financing activities	626,663	—	626,663
NET INCREASE IN CASH AND CASH EQUIVALENTS	233,215	—	233,215
Effect of foreign exchange rate changes, net	34	—	34
Cash and cash equivalents at beginning of year	455,689	—	455,689
CASH AND CASH EQUIVALENTS AT END OF YEAR	688,938	—	688,938
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	858,607	—	858,607
Less: Pledged deposits	1,444	—	1,444
Time deposits	168,225	—	168,225
Cash and cash equivalents as stated in the statement of financial position	688,938	—	688,938
Cash and cash equivalents as stated in the statement of cash flows	688,938	—	688,938

	Consolidated Statement of profit or loss and other comprehensive income for the year ended December 31, 2020
		Adjustments by category
	As Previously Reported	Revenue Recognition	Collaboration assets	Tax impacts	Total Adjustments	As Restated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	75,676	(676)	—	—	(676)	75,000
Other income and gains	6,119	—	—	—	—	6,119
Research and development expenses	(232,160)	—	—	—	—	(232,160)
Administrative expenses	(23,147)	13	—	—	13	(23,134)
Selling and distribution expenses	(49,571)	—	—	—	—	(49,571)
Other expenses	(346)	—	—	—	—	(346)
Fair value loss of convertible redeemable preferred shares	(79,984)	—	—	—	—	(79,984)
Finance costs	(4,209)	—	—	—	—	(4,209)
Loss before tax	(307,622)	(663)	—	—	(663)	(308,285)
Income tax credit	4,145	—	—	37,767	37,767	41,912
Loss for the year	(303,477)	(663)	—	37,767	37,104	(266,373)
Attributable to: ordinary equity holders of the parent	(303,477)	(663)	—	37,767	37,104	(266,373)
Loss per share attributable to ordinary equity holders of the parent
Basic	(1.28)	—	—	0.15	0.15	(1.13)
Diluted	(1.28)	—	—	0.15	0.15	(1.13)
Exchange differences:
Exchange differences on translation of foreign operations	(2,142)	6,702	—	(482)	6,220	4,078
Net other comprehensive (loss)/income that may be reclassified to profit or loss in subsequent periods	(2,142)	6,702	—	(482)	6,220	4,078
OTHER COMPREHENSIVE (LOSS)/ INCOME FOR THE YEAR, NET OF TAX	(2,142)	6,702	—	(482)	6,220	4,078
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(305,619)	6,039	—	37,285	43,324	(262,295)
Attributable to:
Ordinary equity holders of the parent	(305,619)	6,039	—	37,285	43,324	(262,295)

	Consolidated Statements of Financial Position as at December 31, 2020
		Adjustments by category
	As Previously Reported	Revenue Recognition	Collaboration assets	Tax impacts	Total Adjustments	As Restated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	113,091	—	(40,749)	—	(40,749)	72,342
Advance payments for property, plant and equipment	224	—	—	—	—	224
Right-of-use assets	8,009	—	31,533	—	31,533	39,542
Intangible assets	2,852	—	—	—	—	2,852
Other non-current assets	3,973	—	9,216	—	9,216	13,189
Total non-current assets	128,149	—	—	—	—	128,149
CURRENT ASSETS
Inventories	1,800	—	—	—	—	1,800
Trade receivables	74,978	22	—	—	22	75,000
Prepayments, other receivables and other assets	10,007	—	—	445	445	10,452
Lease receivables	—	—	619	—	619	619
pledged deposits	384	—	—	—	—	384
Time deposits	50,000	—	—	—	—	50,000
Cash and cash equivalents	455,689	—	—	—	—	455,689
Total current assets	592,858	22	619	445	1,086	593,944
Total assets	721,007	22	619	445	1,086	722,093
CURRENT LIABILITIES
Trade payables	5,238	—	—	—	—	5,238
Other payables and accruals	99,168	—	619	—	619	99,787
Government grants	283	—	—	—	—	283
Lease liabilities	1,464	—	—	—	—	1,464
Tax payable	—	—	—	8,795	8,795	8,795
Contract liabilities, current	55,014	(55,014)	—	—	(55,014)	—
Total current liabilities	161,167	(55,014)	619	8,795	(45,600)	115,567
NON-CURRENT LIABILITIES
Contract liabilities, non-current	275,071	(275,071)	—	—	(275,071)	—
Lease liabilities	1,909	—	—	—	—	1,909
Government grants	2,051	—	—	—	—	2,051
Deferred tax liabilities	—	—	—	4,241	4,241	4,241
Other non-current liabilities	554	—	—	—	—	554
Total non-current liabilities	279,585	(275,071)	—	4,241	(270,830)	8,755
Total liabilities	440,752	(330,085)	619	13,036	(316,430)	124,322
EQUITY
Share capital	27	—	—	—	—	27
Reserves	280,228	330,107	—	(12,591)	317,516	597,744
Total ordinary shareholders’ equity	280,255	330,107	—	(12,591)	317,516	597,771
Total equity	280,255	330,107	—	(12,591)	317,516	597,771
Total liabilities and equity	721,007	22	619	445	1,086	722,093

	Consolidated Statements of Changes in Equity as at December 31, 2020
	As Previously Reported	Total Restatement Impacts	As Restated
	US$’000	US$’000	US$’000
As at December 31, 2020
Share capital	27	—	27
Share premium	708,306	—	708,306
Share-based compensation reserves	6,314	—	6,314
Foreign currency translation reserve	(3,633)	3,282	(351)
Accumulated losses	(430,759)	314,234	(116,525)
Total equity	280,255	317,516	597,771

	Consolidated statements of cash flows for the year ended December 31, 2020
	As Previously Reported	Total Restatement Impacts	As Restated
	US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(307,622)	(663)	(308,285)
Adjustments for:
Finance income	(2,930)	—	(2,930)
Finance costs	4,209	—	4,209
Provision/(reversal of) for the impairment of trade receivables	13	(13)	—
Depreciation of property, plant and equipment	8,248	(2,014)	6,234
Loss on disposal of property, plant and equipment	55		55
Amortization of intangible assets	192	—	192
Depreciation of right-of-use assets	1,493	2,014	3,507
Fair value loss of convertible redeemable preferred shares	79,984	—	79,984
Fair value gains on financial assets measured at fair value change through profit or loss	(47)	—	(47)
Foreign currency exchange gain, net	(66)	—	(66)
Equity-settled share-based compensation expense	4,760	—	4,760
Deferred government grant	(114)	—	(114)
	(211,825)	(676)	(212,501)
Increase in trade receivables	(45,000)	—	(45,000)
Decrease in prepayments, other receivables and other assets	3,366	—	3,366
Increase in other non-current assets	(3,973)	—	(3,973)
Increase in inventories	(643)	—	(643)
Government grant received	2,452	—	2,452
Decrease in trade and notes payables	(4,348)	—	(4,348)
Increase in other payables and accruals	20,230	6,702	26,932
Increase in other non-current liabilities	554	—	554
Increase/(decrease) in contract liabilities	6,026	(6,026)	—
Increase in pledged deposits, net	(128)	—	(128)
Cash used in operations	(233,289)	—	(233,289)
Income tax paid	(278)	—	(278)
Finance income received	3,366	—	3,366
Income tax received	7,391	—	7,391
Interest on lease payments	(195)	—	(195)
Net cash flow used in operating activities	(223,005)	—	(223,005)

	Consolidated Statements of Cash Flows For the year ended December 31, 2020
	As Previously Reported	Total Restatement Impacts	As Restated
	US$’000	US$’000	US$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(45,747)	19,493	(26,254)
Purchase of intangible assets	(4,029)	—	(4,029)
Prepayment to collaborator for collaboration right-of-use assets	—	(19,493)	(19,493)
Purchase of financial assets measured at fair value through profit or loss	(22,682)	—	(22,682)
Cash received from withdrawal of financial assets measured at fair value through profit or loss	22,682	—	22,682
Cash receipts of investment income	47	—	47
Proceeds from disposal of property, plant and equipment	1	—	1
Addition in time deposits	(50,000)	—	(50,000)
Decrease in time deposits	75,559	—	75,559
Net cash flows used in investing activities	(24,169)	—	(24,169)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of cash advances from related parties	(4)	—	(4)
Proceeds from convertible redeemable preferred shares	160,450	—	160,450
Proceeds from issuance of ordinary shares for initial public offering, net of issuance costs	450,085	—	450,085
Proceeds from issuance of ordinary shares relating to private placement by GenScript	12,000	—	12,000
Proceeds from exercise of share options	1,464	—	1,464
Payments of expenses for issuance of convertible redeemable preferred shares	(2,514)	—	(2,514)
Principal portion of lease payments	(2,602)	—	(2,602)
Net cash flows from financing activities	618,879	—	618,879
NET INCREASE IN CASH AND CASH EQUIVALENTS	371,705	—	371,705
Effect of foreign exchange rate changes, net	620	—	620
Cash and cash equivalents at beginning of year	83,364	—	83,364
CASH AND CASH EQUIVALENTS AT END OF YEAR	455,689	—	455,689
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	506,073	—	506,073
Less: Pledged deposits	384	—	384
Time deposits	50,000	—	50,000
Cash and cash equivalents as stated in the statement of financial position	455,689	—	455,689
Cash and cash equivalents as stated in the statement of cash flows	455,689	—	455,689

	Consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2019
		Adjustments by category
	As Previously Reported	Revenue Recognition	Collaboration assets	Tax impacts	Total Adjustments	As Restated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Revenue	57,264	2,716	—	—	2,716	59,980
Other income and gains	7,125	334	—	—	334	7,459
Research and development expenses	(161,943)	—	—	—	—	(161,943)
Administrative expenses	(6,752)	1	—	—	1	(6,751)
Selling and distribution expenses	(25,620)	—	—	—	—	(25,620)
Other expenses	(221)	—	—	—	—	(221)
Finance costs	(223)	—	—	—	—	(223)
Loss before tax	(130,370)	3,051	—	—	3,051	(127,319)
Income tax (expense)/credit	(2,602)	—	—	28,331	28,331	25,729
Loss for the year	(132,972)	3,051	—	28,331	31,382	(101,590)
Attributable to: ordinary equity holders of the parent	(132,972)	3,051	—	28,331	31,382	(101,590)
Loss per share attributable to ordinary equity holders of the parent
Basic	(0.66)	0.02	—	0.13	0.15	(0.51)
Diluted	(0.66)	0.02	—	0.13	0.15	(0.51)
Exchange differences:
Exchange differences on translation of foreign operations	182	(1,584)	—	134	(1,450)	(1,268)
Net other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods	182	(1,584)	—	134	(1,450)	(1,268)
OTHER COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR, NET OF TAX	182	(1,584)	—	134	(1,450)	(1,268)
TOTAL COMPREHENSIVE LOSS FOR THE YEAR	(132,790)	1,467	—	28,465	29,932	(102,858)
Attributable to:
Ordinary equity holders of the parent	(132,790)	1,467	—	28,465	29,932	(102,858)

	Consolidated statements of financial position as at January 1, 2020
	Adjustments by category
	As Previously Reported	Revenue Recognition	Collaboration assets	Tax impacts	Total Adjustments	As Restated
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	70,079	—	(24,891)	—	(24,891)	45,188
Advance payments for property, plant and equipment	665	—	—	—	—	665
Right-of-use assets	9,348	—	18,442	—	18,442	27,790
Intangible assets	519	—	—	—	—	519
Other non-current assets	—	—	6,449	—	6,449	6,449
Total non-current assets	80,611	—	—	—	—	80,611
CURRENT ASSETS
Inventories	1,157	—	—	—	—	1,157
Trade receivables	29,991	9	—	—	9	30,000
Prepayments, other receivables and other assets	16,777	—	—	4,894	4,894	21,671
Pledged deposits	256	—	—	—	—	256
Time deposits	75,559	—	—	—	—	75,559
Cash and cash equivalents	83,364	—	—	—	—	83,364
Total current assets	207,104	9	—	4,894	4,903	212,007
Total assets	287,715	9	—	4,894	4,903	292,618
CURRENT LIABILITIES
Trade payables	9,586	—	—	—	—	9,586
Other payables and accruals	70,854	—	—	—	—	70,854
Lease liabilities	1,027	—	—	—	—	1,027
Tax payable	—	—	—	12,782	12,782	12,782
Contract liabilities, current	46,294	(46,294)	—	—	(46,294)	—
Total current liabilities	127,761	(46,294)	—	12,782	(33,512)	94,249
NON-CURRENT LIABILITIES
Contract liabilities, non-current	277,765	(277,765)	—	—	(277,765)	—
Lease liabilities	5,058	—	—	—	—	5,058
Deferred tax liabilities	—	—	—	41,988	41,988	41,988
Total non-current liabilities	282,823	(277,765)	—	41,988	(235,777)	47,046
Total liabilities	410,584	(324,059)	—	54,770	(269,289)	141,295
EQUITY
Share capital	20	—	—	—	—	20
Reserves	(122,889)	324,068	—	(49,876)	274,192	151,303
Total ordinary shareholders’ (deficit)/ equity	(122,869)	324,068	—	(49,876)	274,192	151,323
Total (deficit)/equity	(122,869)	324,068	—	(49,876)	274,192	151,323
Total liabilities and equity	287,715	9	—	4,894	4,903	292,618

	Consolidated Statements of Changes in Equity as at December 31, 2019
	As Previously Reported	Restatement Impacts	As Restated
	US$’000	US$’000	US$’000
As at December 31, 2019
Share capital	20	—	20
Share premium	3,908	—	3,908
Share-based compensation reserves	1,976	—	1,976
Foreign currency translation reserve	(1,491)	(2,938)	(4,429)
(Accumulated losses)/retained earnings	(127,282)	277,130	149,848
Total (deficit)/equity	(122,869)	274,192	151,323

	Consolidated statements of cash flow for the year ended December 31, 2019
	As Previously Reported	Restatement Impacts	As Restated
	US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	(130,370)	3,051	(127,319)
Adjustments for:
Finance income	(4,581)	—	(4,581)
Finance costs	223	—	223
Provision/(reversal of) for the impairment of trade receivables	1	(1)	—
Depreciation of property, plant and equipment	4,001	(838)	3,163
Amortization of intangible assets	63	—	63
Depreciation of right-of-use assets	1,198	838	2,036
Fair value gains on financial assets measured at fair value change through profit or loss	(474)	—	(474)
Foreign currency exchange gain, net	(250)	(334)	(584)
Equity-settled share-based compensation expense	1,272	—	1,272
	(128,917)	2,716	(126,201)
(Increase)/decrease in trade receivables	(3,771)	25,000	21,229
Increase in prepayments, other receivables and other assets	(3,928)	(1,250)	(5,178)
Increase in inventories	(22)	—	(22)
Increase in trade and notes payables	2,011	—	2,011
Increase in other payables and accruals	31,727	—	31,727
Increase/(decrease) in contract liabilities	26,466	(26,466)	—
Cash used in operations	(76,434)	—	(76,434)
Income tax paid	(15,432)	—	(15,432)
Finance income received	9,024	—	9,024
Interest on loan from related party	(24)	—	(24)
Interest on lease payments	(199)	—	(199)
Net cash flow used in operating activities	(83,065)	—	(83,065)

	Consolidated Statements of Cash Flows For the year ended December 31, 2019
	As Previously Reported	Restatement Impacts	As Restated
	US$’000	US$’000	US$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(38,636)	11,863	(26,773)
Purchase of intangible assets	(534)	—	(534)
Prepayment to collaborator for collaboration right-of-use assets	—	(11,863)	(11,863)
Purchase of financial assets measured at fair value through profit or loss	(314,840)	—	(314,840)
Cash received from withdrawal of financial assets measured at fair value through profit or loss	320,854	—	320,854
Cash advances to related parties	(13,006)	—	(13,006)
Collection of cash advances to related parties	62,996	—	62,996
Proceeds from disposal of property, plant and equipment	74	—	74
Addition in time deposits	(75,559)	—	(75,559)
Addition in pledged deposits	(256)	—	(256)
Decrease in pledged deposits	255	—	255
Net cash flows used in investing activities	(58,652)	—	(58,652)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from cash advances from related parties	38,945	—	38,945
Repayment of cash advances from related parties	(19,223)	—	(19,223)
Proceeds from loans from related parties	2,867	—	2,867
Repayments of loans from related parties	(2,867)	—	(2,867)
Principal portion of lease payments	(5,056)	—	(5,056)
Net cash flows from financing activities	14,666	—	14,666
NET DECREASE IN CASH AND CASH EQUIVALENTS	(127,051)	—	(127,051)
Effect of foreign exchange rate changes, net	249	—	249
Cash and cash equivalents at beginning of year	210,166	—	210,166
CASH AND CASH EQUIVALENTS AT END OF YEAR	83,364	—	83,364
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	159,179	—	159,179
Less: Pledged deposits	256	—	256
Time deposits	75,559	—	75,559
Cash and cash equivalents as stated in the statement of financial position	83,364	—	83,364
Cash and cash equivalents as stated in the statement of cash flows	83,364	—	83,364

2.3 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

The Group has adopted the following revised IFRSs, for the first time for the current year’s financial statements. The adoption of these revised IFRSs did not have any material impact on the financial position and financial performance of the Group.

Amendments to IFRS 9,
IAS 39, IFRS 7,
IFRS 4 and IFRS 16	Interest Rate Benchmark Reform – Phase II

2.4 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS

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
[4]

As a consequence of the amendments to IFRS 17 issued in October 2020, IFRS 4 was amended to extend the temporary exemption that permits insurers to apply IAS 39 rather than IFRS 9 for annual periods beginning before January 1, 2023

The Group is currently assessing the impact of these standards. So far, the Group has expected that these standards will not have significant effect on the Group’s financial performance and financial position.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (AS RESTATED)

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

Impairment of non-financial assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than contract assets and financial assets,), the asset’s recoverable amount is estimated. An asset’s recoverable amount is the higher of the asset’s or cash-generating unit’s value in use and its fair value less costs of disposal, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Freehold land	Not depreciated
Buildings	2.6%
Leasehold improvement	10% to 20%
Machinery and equipment	10% to 20%
Computer, fixtures and office equipment	20% to 33.3%
Transportation equipment	10%

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

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follows:

Leasehold land	50 years
Building improvement	2 to 18 years
Machinery and equipment	5 to 10 years
Office equipment	3 to 5 years

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

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is accounted for on a straight-line basis over the lease terms and is included in other income in the statement of profit or loss and other comprehensive income. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Leases of collaboration assets

The Group and its collaboration partner purchase assets to be used for their collaboration and share the associated costs in accordance with the terms and conditions of the Janssen Agreement. The Group accounts for leases to and by the collaboration by applying the guidance in IFRS 16 on joint arrangements by analogy.

If the Group’s collaboration partner owns the asset, and on the basis of the terms and conditions of the collaboration agreement, there is a lease from the Group’s collaboration partner to the collaboration, the Group recognises a right-of-use asset and lease liability for its share of the asset leased from the collaboration partner to the collaboration. This is usually the case when the collaboration, through the JSC and other governance committees, has the right to direct the use and obtains substantially all of the economic benefits from using the asset. Lease payments the Group makes prior to lease commencement are recorded as prepaid rent within other non-current assets and will be reclassified to a right-of-use asset upon lease commencement.

If the Group owns the asset, and on the basis of the terms and conditions of the collaboration agreement, there is a lease from the Group to the collaboration, the Group recognises a finance lease for the asset it leases to the collaboration. In such cases, the Group’s share of the asset that is jointly controlled by the collaboration is recorded in property, plant and equipment, and a lease receivable is recognized for the collaboration partner’s share of the asset.

The Group recognizes the full lease liability, rather than its share, for leases entered into on behalf of the collaboration if the Group has the primary responsibility for making the lease payments. This may be the case when the Group, as a lead operator of the collaboration, is the sole signatory to the lease. A finance sublease is subsequently recognised if the related right-of-use asset is subleased to the collaboration.

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

Collaboration Arrangements

The Group enters into collaboration arrangements with pharmaceutical and biotechnology collaboration partners, under which the Group may grant licenses to a collaboration partner to further develop and commercialize one of the Group’s drug candidates. The Group may also perform research, development, manufacturing and commercial activities under a collaboration arrangement. Consideration under these contracts may include an upfront payment, development and regulatory milestones, commercial sales milestones and other contingent payments, expense reimbursements, and profit-sharing.

For collaboration arrangements that contain multiple elements, at contract inception the Group determines whether elements of the collaboration are reflective of a vendor-customer relationship and therefore are within the scope of IFRS 15. Elements of the collaboration arrangements that involve joint operating activities performed by the parties that are both active participants in the activities and exposed to significant risks and rewards of such activities are not arrangements with a customer and are outside the scope of IFRS 15. For a distinct bundle of goods or services within the arrangement that is not with a customer, the recognition and measurement of that unit of account shall be based on other authoritative accounting literature, or if there is no appropriate authoritative accounting literature, a reasonable, rational and consistently applied accounting policy election.

If the Group concludes that a collaboration partner is not a customer for certain activities and associated payments, such as for certain collaborative research, development, manufacturing and commercial activities, the Group presents payments from the collaboration partner as a reduction of expense, based on where the Group presents the underling expense. If the collaborator performs research and development, manufacturing or commercialization-related activities, the Group recognizes as expense (e.g. research and development expense or selling and distribution expense, as applicable) in the period when the collaborator incurs such expenses, the portion of the collaborator’s expenses that the Group is obligated to reimburse.

Revenue recognition

Revenue from contracts with customers

The Group recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers (IFRS 15). Under IFRS 15, revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, the Group performs the following five-steps: (i) identify the contract, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Once a contract is determined to be within the scope of IFRS 15, at contract inception the Group assesses the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. A good or service that is promised to a customer is distinct if both of the following criteria are met: (a) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (b) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.

The group determines the transaction price based on the amount of consideration the Group expects to receive for transferring the promised goods or services in the contract. Consideration may be fixed, variable or a combination of both. When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Group will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The contracts generally do not include a significant financing component.

The Group recognizes revenue only when it satisfies a performance obligation by transferring control of the promised goods or services. The transfer of control can occur over time or at a point in time. A performance obligation is satisfied over time if it meets one of the following criteria: (i) The counterparty simultaneously receives and consumes the benefits provided by the Group’s performance as the Group performs; or (ii) The Group’s performance creates or enhances an asset that the counterparty controls as the asset is created or enhanced.

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

(a) License and collaboration revenue

License of Intellectual Property

For collaboration arrangements that include a grant of a license to the Group’s intellectual property, the Group consider whether the license grant is distinct from the other performance obligations included in the arrangement. In assessing whether a license is distinct from the other promises, the Group considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Group considers whether the counterparty can benefit from a license for its intended purpose without the receipt of the remaining promise(s) by considering whether the value of the license is dependent on the unsatisfied promise(s), whether there are other vendors that could provide the remaining promise(s), and whether it is separately identifiable from the remaining promise(s). We evaluated that the license is a single performance obligation in the Janssen Agreement, including a technology transfer service, which represents a right to use our license as it exists at the point in time that the license is granted. Revenue from licenses is recognized when the control of the right to use of the license is transferred to the customer.

Milestone Payments

Milestone payments, which are included in the transaction price to the extent that it is highly probable that a significant reversal of accumulative revenue recognized will not occur, represent a form of variable consideration when the uncertainty associated with the variable consideration is subsequently resolved. At the inception of each arrangement that includes milestone payments, the Group evaluates whether the milestones are considered highly probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. Milestone payments that are not within the control of the Group, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. The Group evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgement involved in determining whether it is highly probable that a significant reversal of cumulative revenue would not occur. At the end of each subsequent reporting period, the Group re-evaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price.

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

Royalty Payments

The Company recognizes revenue for sales-based milestone payments promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

(a) the subsequent sale occurs; and

(b) the performance obligation to which some or all of the sales-based royalty has been allocated has been satisfied (or partially satisfied).

Janssen Agreement

The Group entered into a license and collaboration agreement with one customer (Janssen). The terms of the arrangement include: non-refundable upfront fees of US$350 million and milestone payments for the achievement of specified manufacturing milestones, specified development milestones, specified regulatory milestones and specified net trade sales milestones of US$125 million, US$215 million, US$800 million and US$210 million, respectively. The Group has assessed that there is one distinct performance obligation, being the transfer of a license of intellectual property, including a technology transfer service. The Group considers this performance obligation is distinct from other collaborative activities as the license has stand-alone value without the Company being further involved in the research and development or other collaborative activities. Upon contract inception, the Group has estimated that the total transaction price is constrained to US$400 million, which included upfront fees of US$350 million and milestone payments of US$50 million. The transaction price was allocated to the single performance obligation in the contract.

Upfront fees

Upfront payment is allocated to the single performance obligation in the Janssen Agreement. The upfront fees of US$350 million were included in the transaction price upon contract inception in 2017 and were recognized when the single performance obligation to deliver the intellectual property, including a technology transfer service, was completed in 2018. The US$350 million upfront fees were fully received by the Group in 2018.

Milestone payments

Certain milestone payments were allocated to the single performance obligation in the Janssen Agreement to deliver the license of intellectual property. The initial two milestone payments of aggregate US$50 million were included in the transaction price at contract inception in 2017 and recognized when the single performance obligation to deliver the intellectual property, including a technology transfer service, was completed in 2018. Subsequently in 2019, an additional two milestone payments of US$60 million were included in the transaction price when the milestones triggered by dosing of a specified number of patients in the CARTITUDE-1 clinical trial were achieved. In 2020, an additional milestone with a payment of US$75 million was achieved relating to the clinical development of cilta-cel. In 2021, three additional milestone payments amounting to US$65 million were achieved relating to the submission of a Marketing Authorization to the EMA, enrollment of a specified number of patients in the CARTITUDE-5 clinical trial and filing of a Drug approval application for a product by the Ministry of Health, Labour and Welfare in Japan.

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

Collaborative activities

In addition to the license of intellectual property, the Janssen Agreement includes joint development, manufacturing and commercial activities that are performed by the Group and its collaboration partner. These activities and the related consideration for these activities are outside the scope of IFRS 15 as the Group and its collaboration partner are both active participants in the activities and are exposed to significant risks and rewards of such activities.

Product Sales

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

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by an external valuer using a binomial model, and the fair value of each RSU is determined by reference to market price of the Group’s shares at the respective grant date, further details of which are given in notes 27 and 28 to the consolidated financial statements.

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

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (AS RESTATED)

Judgement

In the process of applying the Group’s accounting policies, management has made the following judgement, apart from those involving estimations, which has the most significant effect on the amounts recognized in the consolidated financial statements:

Revenue from contracts with customers

The Group has applied the following judgements that significantly affect the determination of the performance obligations and the method to estimate variable consideration of revenue from contracts with customers, specifically the Janssen Agreement:

(i) Determining the performance obligations of the contract

A good or service that is promised to a customer is distinct if both of the following criteria are met: (a) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (b) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The Group determined that the license is capable of being distinct. In assessing whether the license has standalone value to the customer, the Group considers factors such as the research, manufacturing, and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace, which indicates that the customer can benefit from the license on its own. The Group determined that the license of intellectual property and technology transfer service form a single performance obligation. The license of intellectual property and technology transfer are highly interdependent and are not separately identifiable from each other. The technology transfer is essential for the customer’s ability to obtain the use of and benefit from the license. The promise to transfer the license, including a technology transfer service, is distinct within the context of the contract. The license of intellectual property, including a technology transfer service, is separately identifiable in the contract and is meant to be transferred separate from other collaborative activities. The license, including a technology transfer service, is not an input that will be integrated with the service which represents a combined output. The preparation and attendance of the various steering committees and participation in the collaborative activities (e.g. joint development) is to assist in conducting clinical trials and obtaining regulatory approval of the technology, but does not modify the license and technology. In addition, the license, including the technology transfer service, is not highly interdependent or highly interrelated with the JSC and other collaborative activities, because the delivery of license and technology transfer service is not dependent on these activities to be provided in the future, and accordingly, it is not interdependent or interrelated with these activities.

In determining whether the license, including the technology transfer service, transfers to a customer either at a point in time or over time, the Group considers whether the nature of the Group’s promise in granting the license to a customer is to provide a right to access or a right to use the Group’s intellectual property. The Group assessed that the Group provides a right to use the license as the license exists (in terms of form and functionality) at a point in time at which it is granted and the technology transfer occurred, which is when the customer can use and benefit from the license. The license is already developed and has positive results on cancer patient candidates. The next step is to perform clinical trials again in a controlled and monitored environment.

The Group has allocated the entire transaction price to the license of intellectual property, as this is the sole performance obligation in the arrangement.

(ii) Determining the method to estimate variable consideration

Certain contracts includes milestone payments that give rise to variable consideration. In estimating the variable consideration, the Group is required to use either the expected value method or the most likely amount method based on which method better predicts the amount of consideration to which it will be entitled. The Group determined that the most likely amount method is the appropriate method to use in estimating the variable consideration for the milestone payments as this method better predicts the amount of variable consideration to which the Group will be entitled.

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

Deferred tax assets

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary differences can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The outcome of their actual utilization may be different. As at December 31, 2021 and 2020, the Group recognized gross deferred tax assets (before offset with deferred tax labilities) of US$22.8 million and US$30.8 million, respectively, and the amount of unrecognized deferred tax assets for tax losses as at December 31, 2021 and 2020 was US$609.2 million and US$200.5 million, respectively. Further details are contained in note 22 to the consolidated financial statements.

Warrant liability

The fair value of the warrant liability is determined by using the binominal model. The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the stock of comparable companies. The risk-free interest rate is based on treasury yield curve rates with a remaining term which approximates to the expected life of the warrant. Changes in these input variables would affect fair value of the warrant. Further details are contained in notes 23 and 34 to the consolidated financial statements.

Share-based compensation

The fair value of share options granted by the Group is estimated using the binomial model. The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the stock of comparable companies. Expiration date is the basis for determining the expected life of an option. The risk-free interest rate is based on treasury yield curve rates with a remaining term which approximates to the expected life assumed at the date of grant. Changes in these input variables would affect the amount of expense associated with share-based compensation. The compensation expense recognized for all share-based awards is net of estimated forfeitures. The Company estimates forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures vary from estimated forfeitures, adjustments to the compensation expense may be required. For the years ended December 31, 2021, 2020 and 2019, the equity-settled share option expense was US$2.4 million, US$1.9 million and US$1.3 million respectively. Further details are contained in note 27 to the consolidated financial statements.

4. OPERATING SEGMENT INFORMATION (AS RESTATED)

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

Geographic information

(a) Revenue from external customers as restated

	2021	2020	2019
	US$’000	US$’000	US$’000
United States of America	65,402	75,000	59,977
China	3,424	—	3
Total	68,826	75,000	59,980

The revenue information above is based on the locations of the customers.

(b) Non-current assets

	December 31, 2021	December 31, 2020
	US$’000	US$’000
United States of America	103,648	78,022
China	50,800	43,953
Other	10,462	6,174
Total	164,910	128,149

The non-current asset information above is based on the locations of assets and excludes non-current time deposits.

Information about major customer

Revenue of US$65.4 million, US$75.0 million and US$60.0 million for the years ended December 31, 2021, 2020 and 2019, respectively, was derived from sales to a single customer. Revenue of US$3.4 million for the year ended December 31, 2021 was generated from the exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates and subsequent sales-based royalties for using the aforementioned licensing (note 32).

5. REVENUE, OTHER INCOME AND GAINS (AS RESTATED)

An analysis of revenue is as follows:

	2021	2020	2019
	US$’000	US$’000	US$’000
Revenue from contracts with customer
Sales of goods	—	—	3
License and collaboration revenue
- Licensing of intellectual property	65,402	75,000	59,977
Licensing and Royalties	3,424	—	—
	68,826	75,000	59,980

Revenue from sales of goods and licensing of intellectual property is recognized at a point in time. Revenue from licensing of intellectual property represents variable consideration relating to the milestone payments which were constrained in prior years but included in the transaction price when the milestones were highly probable being achieved. At inception of the Janssen Agreement, the amount allocated to licensing of intellectual property was US$400 million for both U.S. and non-U.S. territories, which was updated to US$600 million as at December 31, 2021.

Licensing and royalties related to an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates and related subsequent sales-based royalties.

	2021	2020	2019
	US$’000	US$’000	US$’000
Other income and gains
Other income:
Finance income	971	2,930	4,581
Government grants*	1,736	3,072	1,682
Others	35	4	138
	2,742	6,006	6,401
Gains:
Foreign currency exchange gain, net	—	66	584
Fair value gains on financial assets measured at fair value change through profit or loss	—	47	474
Others**	317	—	—
	317	113	1,058
	3,059	6,119	7,459

*

The amount represents subsidies received from local government authorities to support the Group’s business. There were no unfulfilled conditions and other contingencies attached to these government grants.

**	The amount mainly represents reimbursement of depositary fees that are related to the establishment and maintenance of the American Depository Receipts (ADR) program.

6. LOSS BEFORE TAX (AS RESTATED)

The Group’s loss before tax is arrived at after charging:

	2021	2020	2019
	US$’000	US$’000	US$’000
Loss on disposal of assets	974	55	—
IPO expenses	—	1,439	—
Follow-on expenses	400	—	—
Employee benefit expense (including directors’ remuneration):
Wages and salaries	105,751	70,682	37,038
Pension scheme contributions (defined contribution schemes)	2,257	640	1,166
Equity-settled share-based compensation expense	20,158	4,760	1,272

7. FINANCE COSTS

	2021	2020	2019
	US$’000	US$’000	US$’000
Interest on lease liabilities	142	195	199
Interest on interest-bearing loans and borrowings (note 25)	758	—	—
Expenses for issuance of convertible redeemable preferred shares	—	4,014	—
Interest on an entrusted loan from a related party	—	—	24
Total	900	4,209	223

8. INCOME TAX (AS RESTATED)

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

United States of America

Under the current laws of the United States of America (“USA”), the subsidiary which operates in the United States of America is subject to federal tax at a rate of 21% (2020 and 2019: 21%) and state tax at a rate of 9% (2020 and 2019: 9%) without including 2.5% NJ Surcharge due to the anticipated timing of utilization of the NJ NOL in New Jersey. The 2.5% NJ Surcharge will be expired as of December 31, 2023. Dividends payable by the Group’s US entity, to non US resident enterprises shall be subject to 30% withholding tax, unless the respective non US resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with US that provides for a reduced withholding tax rate or an exemption from withholding tax.

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

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

	2021	2020	2019
	US$’000	US$’000	US$’000
Current – United States of America	211	(4,548)	(2,933)
Current – Elsewhere	416	383	(4,787)
Deferred (note 22)	(4,241)	(37,747)	(18,009)
Total tax credit for the year	(3,614)	(41,912)	(25,729)

A reconciliation of the tax charge/(credit) applicable to loss before tax at the statutory rates for the countries (or jurisdictions) in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(credit) at the effective tax rates is as follows:

	2021		2020		2019
	US$’000%		US$’000%		US$’000%
Loss before tax	(407,196)		(308,285)		(127,319)
At the statutory blended income tax rate of 28.1% (2020 and 2019: 28.1%)	(114,463)	28.1	(86,659)	28.1	(35,789)	28.1
Effect of tax rate differences in other countries and regions	15,027	(3.7)	35,062	(11.4)	5,528	(4.3)
Research and development credit	(954)	0.2	(15,643)	5.1	(3,324)	2.6
Effect of non-deductible expenses	2,298	(0.6)	383	(0.1)	1,532	(1.2)
Tax losses and deductible temporary differences not recognized	102,481	(25.2)	26,040	(8.4)	5,212	(4.1)
Option income tax benefit	(9,532)	2.3	(442)	0.1	—	—
Others	1,529	(0.4)	(653)	0.2	1,112	(0.9)
Tax credit at the Group’s effective rate	(3,614)	0.9	(41,912)	13.6	(25,729)	20.2

The Group’s provision for income tax related to uncertain tax position with penalty and interest accrued including in the tax payables for the years ended December 31, 2021, 2020 and 2019 was as follows:

	2021	2020	2019
	US$’000	US$’000	US$’000
Balance as of December 31	9,488	8,795	12,782

The Group’s uncertain tax positions arose from a temporary inconsistency between the tax filings and accounting book for collaboration revenue. The Group has recorded the tax provision based on the most likely amounts and included the amounts in the consolidated statements of financial position but has not made revisions to the tax filing.

9. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT (AS RESTATED)

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

The calculations of basic and diluted loss per share are based on:

	2021	2020	2019
	US$’000	US$’000	US$’000
Earnings
Loss attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation	(403,582)	(266,373)	(101,590)

	Number of shares
	2021	2020	2019
Shares
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	281,703,291	236,305,234	200,000,000

10. PROPERTY, PLANT AND EQUIPMENT (AS RESTATED)

	Freehold land	Buildings	Leasehold improvement	Machinery and equipment	Computer, fixtures, and office equipment	Transportation equipment	Construction in progress	Total
	US’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2021
At January 1, 2021
Cost	2,889	11,210	11,887	25,841	3,281	44	27,811	82,963
Accumulated depreciation	—	(817)	(1,854)	(6,514)	(1,426)	(10)	—	(10,621)
Net carrying amount	2,889	10,393	10,033	19,327	1,855	34	27,811	72,342
At January 1, 2021, net of accumulated depreciation	2,889	10,393	10,033	19,327	1,855	34	27,811	72,342
Additions	—	—	—	1,603	7	—	37,269	38,879
Disposals	—	—	(859)	(177)	(77)	—	—	(1,113)
Depreciation provided during the year	—	(543)	(1,833)	(4,967)	(792)	(4)	—	(8,139)
Exchange realignment	—	—	123	358	10	1	45	537
Transfers	—	4,801	9,941	8,675	341	—	(23,758)	—
At December 31, 2021, net of accumulated depreciation	2,889	14,651	17,405	24,819	1,344	31	41,367	102,506
At December 31, 2021:
Cost	2,889	16,011	20,908	35,251	2,977	45	41,367	119,448
Accumulated depreciation	—	(1,360)	(3,503)	(10,432)	(1,633)	(14)	—	(16,942)
Net carrying amount	2,889	14,651	17,405	24,819	1,344	31	41,367	102,506

	Freehold land	Buildings	Leasehold improvement	Machinery and equipment	Computer, fixtures, and office equipment	Transportation equipment	Construction in progress	Total
	US’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2020
At January 1, 2020
Cost	2,889	10,072	10,382	20,802	1,297	42	3,687	49,171
Accumulated depreciation	—	(330)	(770)	(2,537)	(340)	(6)	—	(3,983)
Net carrying amount	2,889	9,742	9,612	18,265	957	36	3,687	45,188
At January 1, 2020, net of accumulated depreciation	2,889	9,742	9,612	18,265	957	36	3,687	45,188
Additions	—	—	—	—	560	—	31,625	32,185
Disposals	—	—	—	(165)	—	—	—	(165)
Depreciation provided during the year	—	(487)	(1,019)	(3,638)	(1,086)	(4)	—	(6,234)
Exchange realignment	—	—	375	775	12	2	204	1,368
Transfers	—	1,138	1,065	4,090	1,412	—	(7,705)	—
At December 31, 2020, net of accumulated depreciation	2,889	10,393	10,033	19,327	1,855	34	27,811	72,342
At December 31, 2020:
Cost	2,889	11,210	11,887	25,841	3,281	44	27,811	82,963
Accumulated depreciation	—	(817)	(1,854)	(6,514)	(1,426)	(10)	—	(10,621)
Net carrying amount	2,889	10,393	10,033	19,327	1,855	34	27,811	72,342

11. INTANGIBLE ASSETS

Software
US$’000
December 31, 2021
At January 1, 2021
Cost	3,186
Accumulated amortization	(334)
Net carrying amount	2,852
At January 1, 2021, net of accumulated amortization	2,852
Additions	3,207
Amortization provided during the year	(1,379)
Exchange realignment	4
At December 31, 2021, net of accumulated amortization	4,684
At December 31, 2021
Cost	6,402
Accumulated amortization	(1,718)
Net carrying amount	4,684
December 31, 2020
At January 1, 2020
Cost	598
Accumulated amortization	(79)
Net carrying amount	519
At January 1, 2020, net of accumulated amortization	519
Additions	2,583
Amortization provided during the year	(192)
Exchange realignment	(58)
At December 31, 2020, net of accumulated amortization	2,852
At December 31, 2020
Cost	3,186
Accumulated amortization	(334)
Net carrying amount	2,852

12. OTHER NON-CURRENT ASSETS (AS RESTATED)

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Value-added Tax (“VAT”) recoverable	4,080	3,542
Prepaid expenses	1,068	431
Collaboration Assets-Prepaid Lease	12,121	9,216
	17,269	13,189

13. LEASES (AS RESTATED)

The Group as a lessee

The Group has lease contracts for leasehold land and buildings. Leases of buildings (including car park spaces) generally have lease terms between 2 and 10 years. Lump sum payments were made upfront to acquire the leasehold land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these leasehold land. Other buildings and rooms generally have lease terms of 12 months or less from the commencement date and do not contain a purchase option. The group applies the short-term lease recognition exemption to its short-term leases.  Collaboration assets represent the Group’s share of assets leased to the collaboration from Janssen, which purchased the assets on behalf of the collaboration, in connection with the Janssen Agreement.  Collaboration assets under construction that will be leased to the collaboration from Janssen when placed into service are classified as Collaboration Assets – Prepaid Lease in note 12 to the financial statements.

(a)	Right-of-use assets

	December 31,	December 31,
	2021	2020
	US$’000	US$’000
Leasehold land	4,862	4,851
Lease buildings	2,324	3,158
Collaboration assets	31,097	31,533
	38,283	39,542

The carrying amounts of the Group’s right-of-use assets and the movements during the year are as follows:

	Non-Collaboration Assets Leased		Collaboration Assets Leased
	Leasehold land	Buildings	Buildings	Machinery And equipment	Computer and office equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2021
Right-of-use assets at January 1, 2021	4,851	3,158	21,311	10,201	21	39,542
Additions	—	678	7	2,517	—	3,202
Disposals	—	(59)	—	(53)	—	(112)
Exchange realignment	112	(62)	—	—	—	50
Depreciation of right-of-use assets	(101)	(1,391)	(1,411)	(1,491)	(5)	(4,399)
Right-of-use assets at December 31, 2021	4,862	2,324	19,907	11,174	16	38,283
December 31, 2020
Right-of-use assets at January 1, 2020	4,630	4,718	11,639	6,787	16	27,790
Additions	—	491	10,726	4,369	10	15,596
Lease modifications	—	(928)	—	—	—	(928)
Exchange realignment	318	273	—	—	—	591
Depreciation of right-of-use assets	(97)	(1,396)	(1,054)	(955)	(5)	(3,507)
Right-of-use assets at December 31, 2020	4,851	3,158	21,311	10,201	21	39,542

(b) Lease liabilities

Lease liabilities are as indicated below:

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term.

	2021	2020
	US$’000	US$’000
Carrying amount at January 1	3,373	6,085
Additions	678	491
Lease modifications	—	(928)
Disposals	(68)	—
Accretion of interest recognized during the year	142	195
Payments	(1,561)	(2,797)
Exchange realignment	(60)	327
Carrying amount at December 31	2,504	3,373
Analyzed into:
Current portion	911	1,464
Non-current portion	1,593	1,909
	2,504	3,373

(c) The amounts recognized in profit or loss in relation to leases are as follows:

	2021	2020
	US$’000	US$’000
Interest on lease liabilities	142	195
Depreciation charge of right-of-use assets	4,399	3,507
Expense relating to short-term leases	182	69
Total amount recognized in profit or loss	4,723	3,771

The maturity analysis of lease liabilities is disclosed in note 35 to the financial statements. The total cash outflow for leases is disclosed in note 30 (c) to the financial statements.

The Group as a lessor

The Group leases its right-of-use assets above consisting of five car parking spaces in Ireland for a lease term of 12 months. For these operating leases, rental income recognized by the Group for the year ended December 31, 2021 was US$13,000 (2020: 4,000). The Group also leases assets it owns to the collaboration in accordance with the Janssen Agreement. These are finance leases for which the Group did not recognize any finance income for the year ended December 31, 2021 and 2020 because the Group’s collaboration partner pre-paid these lease payments.

At December 31, 2021 and 2020, the undiscounted minimum lease payments receivables by the Group in future periods under non-cancellable finance leases and operating leases with its tenants are as follows:

	2021	2020
	US$’000	US$’000

Finance leases:
Within one year	94	619

Operating leases:
Within one year	13	4

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

15. INVENTORIES

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Raw materials and consumables	1,749	1,800

16. TRADE RECEIVABLES (AS RESTATED)

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Trade receivables	50,410	75,000

The Group’s trading terms with its customers are mainly on credit. The credit period is 45 to 60 days. The Group seeks to maintain strict control over its outstanding receivables and overdue balances are reviewed regularly by management. Trade receivables are non-interest-bearing. The Group has concentration of credit risk as US$50.0 million (or 99.2%) and US$75.0 million (or 100%), respectively, of trade receivables were due from one single customer, Janssen, under a license and collaboration agreement as at December 31, 2021 and 2020. As at December 31, 2021, the remaining US$0.4 million of trade receivables were about royalties due from Nanjing Probio Biotech Co., Ltd. (note 32).

As at December 31, 2021 and 2020, the expected credit loss is insignificant.

17. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS (AS RESTATED)

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Interest receivable	230	80
Other receivables	837	264
Income tax refund	4,712	4,712
VAT recoverable	2,264	1,941
Prepayments	5,715	3,455
	13,758	10,452

As at December 31, 2021 and 2020, amounts due from the Group’s related parties that are repayable on demand, which were included in the Group’s other receivables, were US$262,000 and US$20,000, respectively (note 32). As at December 31, 2021 and 2020, amounts prepaid to the Group’s related parties were US$1,199,000 and nil, respectively (note 32).

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

As at December 31, 2021 and 2020, amounts due to the Group’s related parties, included in the Group’s trade payables, were US$2.4 million and US$2.1 million, respectively (note 32).

21. OTHER PAYABLES AND ACCRUALS (AS RESTATED)

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Accrued payroll	19,207	13,609
Accrued expense	81,364	56,863
Other payables	16,867	25,760
Payable for Collaboration Assets	5,605	3,399
Other tax payables	515	156
	123,558	99,787

Other payables are non-interest-bearing and repayable on demand.

As at December 31, 2021 and 2020, amounts due to the Group’s related parties, included in the Group’s other payables, were US$3.3 million and US$3.7 million, respectively (note 32).

22. DEFERRED TAX (AS RESTATED)

The movements in deferred tax liabilities and assets during the years ended December 31, 2021 and 2020 are as follows:

Deferred tax liabilities

	Collaboration revenue	Difference allowance in excess of related depreciation	Right of use assets	Total
	US$’000	US$’000	US$’000	US$’000
At January 1, 2020	(42,317)	(5,387)	—	(47,704)
Deferred tax charged/(credited) to the statement of profit or loss during the year	14,106	(1,285)	(159)	12,662
Gross deferred tax liabilities at December 31, 2020	(28,211)	(6,672)	(159)	(35,042)
At January 1, 2021	(28,211)	(6,672)	(159)	(35,042)
Deferred tax charged/(credited) to the statement of profit or loss during the year	14,086	(1,964)	159	12,281
Gross deferred tax liabilities at December 31, 2021	(14,125)	(8,636)	—	(22,761)

Deferred tax assets

	Losses available for offsetting against future taxable profits	Difference in intangible assets amortization	Accrued expense	Lease liabilities	R&D credit	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2020	216	4,845	—	—	655	5,716
Deferred tax charged to the statement of profit or loss during the year	14,865	497	608	165	8,950	25,085
Gross deferred tax assets at December 31, 2020	15,081	5,342	608	165	9,605	30,801
At January 1, 2021	15,081	5,342	608	165	9,605	30,801
Deferred tax charged to the statement of profit or loss during the year	5,367	(4,286)	649	(165)	(9,605)	(8,040)
Gross deferred tax assets at December 31, 2021	20,448	1,056	1,257	—	—	22,761

For presentation purposes, certain deferred tax assets and liabilities have been offset in the statement of financial position. The following is an analysis of the deferred tax balances of the Group for financial reporting purposes:

	2021	2020
	US$’000	US$’000
Net deferred tax liabilities recognised in the consolidated statement of financial position	—	4,241

The Group has tax losses arising in Hong Kong of US$38,000 in 2021 (2020: US$25,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.

The Group has tax losses arising in Mainland China of US$91.8million in 2021 (2020: US$60.0 million) that will expire in 5 years for offsetting against future taxable profits of the companies in which the losses arose.

The Group has tax losses arising in Ireland of US$82.9 million in 2021 (2020 US$71.3 million) that can be carried back for 1 year and carried forward indefinitely for offsetting against taxable profits of the company.

The Group has tax losses arising in the United States of America of US$226.6 million in 2021 (2020: nil) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.

The Group has tax losses arising in Belgium of US$0.5 million in 2021 (2020: nil) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.

Deferred tax assets have not been recognized in respect of these tax losses as it is not considered probable that taxable profits will be available against which the tax losses can be utilized.

Deferred tax assets have not been recognized in respect of the following items:

	2021	2020
	US$’000	US$’000
Deductible temporary differences	15,420	12,842
Tax losses	609,200	200,523
	624,620	213,365

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

23. WARRANT LIABILITY

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

24. GOVERNMENT GRANTS

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

25. INTEREST-BEARING LOANS AND BORROWINGS

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

26. SHARE CAPITAL AND SHARE PREMIUM

Shares

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Authorized:
2,000,000,000 shares of US$0.0001 each	200	200
Issued and fully paid:
308,456,852 (2020: 266,010,256) ordinary shares of US$0.0001 each	31	27

A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2019 and January 1, 2020	200,000,000	20	3,908	3,928

Issuance of ordinary shares for conversion of preferred shares	20,907,282	2	240,432	240,434
Issuance of ordinary shares for initial public offering, net of issuance cost	42,377,500	4	450,081	450,085
Issuance of ordinary shares for private placement by GenScript	1,043,478	—	12,000	12,000
Exercise of share options	1,681,996	1	1,885	1,886

At December 31, 2020 and January 1, 2021	266,010,256	27	708,306	708,333

Issuance of ordinary shares relating to private placement for an institutional investor (note 23)	20,809,850	2	218,298	218,300
Issuance of ordinary shares for follow-on public offering, net of issuance cost (note)	17,231,150	2	323,438	323,440
Exercise of share options	4,056,380	—	6,089	6,089
Reclassification of vesting of restricted stock units	349,216	—	5,323	5,323

At December 31, 2021	308,456,852	31	1,261,454	1,261,485

Note: On December 20, 2021, the Company completed a follow-on public offering by issuing 17,231,150 ordinary shares, in aggregate, at US$20.00 per ordinary share and received net proceeds of US$323.4 million, after deduction of related issuance costs of US$21.2 million.

27. SHARE OPTION SCHEME

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

28. RESTRICTED STOCK UNITS

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

29. RESERVES (AS RESTATED)

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

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and reserve funds of the Company’s PRC subsidiary, totaling US$71.9 million and US$31.9 million as at December 31, 2021 and 2020, respectively.

30. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS (AS RESTATED)

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

For the years ended December 31, 2021, 2020 and 2019, the Group had non-cash additions to right-of-use assets of US$0.7 million, US$0.5 million and US$2.2 million, and lease liabilities of US$0.7 million, US$0.5 million and US$2.2 million, in respect of lease arrangements for buildings, respectively.

For the years ended December 31, 2021, 2020 and 2019, the Group had non-cash additions to lease receivables of US$0.3 million, US$0.6 million and US$0.7 million, respectively, resulting from financial leases for the assets leased to the collaboration, and settled lease receivables of US$0.2 million, nil and US$0.7 million, respectively, through the deduction of other payable to the collaboration partner.

For the years ended December 31, 2021, 2020 and 2019, the Group had non-cash additions to other non-current assets included in the other payables and accruals for the assets leased from the collaboration partner of US$7.6 million, US$5.2 million and US$6.8 million, respectively, and had non-cash additions to property, plant and equipment included in other payables and accruals of US$6.7 million, US$8.6 million and US$2.2 million, respectively.

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

(b) Changes in liabilities arising from financing activities

	Convertible redeemable preferred shares	Other payables to related parties	Lease liabilities
	US$’000	US$’000	US$’000
At January 1, 2021	—	—	3,373
Additions of lease liabilities	—	—	678
Changes from financing cash flows	—	—	(1,419)
Disposal	—	—	(68)
Interest expense	—	—	142
Interest paid classified as operating cash flows	—	—	(142)
Foreign exchange movement	—	—	(60)
At December 31, 2021	—	—	2,504
At January 1, 2020	—	4	6,085
Additions of lease liabilities	—	—	(437)
Changes from financing cash flows	160,450	(4)	(2,602)
Interest expense	—	—	195
Interest paid classified as operating cash flows	—	—	(195)
Fair value loss of the convertible redeemable preferred shares	79,984	—	—
Conversion to ordinary shares	(240,434)	—	—
Foreign exchange movement	—	—	327
At December 31, 2020	—	—	3,373
At January 1, 2019	—	4,688	4,317
Additions of lease liabilities	—	—	6,840
Changes from financing cash flows	—	19,722	(5,056)
Non-cash transaction (note 30(a))	—	(24,374)	—
Interest expense	—	—	199
Interest paid classified as operating cash flows	—	—	(199)
Foreign exchange movement	—	(32)	(16)
At December 31, 2019	—	4	6,085

(c) Total cash outflow for leases

The total cash outflow for leases included in the statement of cash flows is as follows:

	2021	2020	2019
	US$’000	US$’000	US$’000
Right-of-use assets
Within operating activities	142	195	199
Within financing activities	1,419	2,602	5,056
Short-term leases	182	69	272
	1,743	2,866	5,527

31. COMMITMENTS AND CONTINENCIES (AS RESTATED)

(a)	Capital commitments

The Group had the following capital commitments at the end of the year:

	2021	2020	2019
	US$’000	US$’000	US$’000
Construction in progress	25,897	33,637	2,844

(b)	Loss contingencies

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

(c) Lease contingency

We are party to a lease with Janssen under which we expect to lease an approximately 106,000 square foot manufacturing facility from Janssen located in Raritan, New Jersey.  That lease will become effective and recorded as a lease in a future date contingent on the FDA’s approval of our or BLA for cilta-cel, which we referred to as the Facility Transition Date.  For this facility, which we collaboratively operate with Janssen, we continue to invest in manufacturing, quality, information technology and distribution capabilities to support the launch of CARVYKTI™.

32. RELATED PARTY TRANSACTIONS

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

Genscript Biotech Corporation purchased 4,500,000 ordinary shares, in the form of ADSs issued as part of the follow-on public offering on December 20, 2021, at the same price as these shares issued to the public(note 26).

(xviii)	Lease contract guarantee

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

33. FINANCIAL INSTRUMENTS BY CATEGORY (AS RESTATED)

The carrying amounts of each of the categories of financial instruments as at the end of each of the reporting periods are as follows:

As at December 31, 2021

Financial assets

Financial assets at amortized cost
US$’000
Trade receivables	50,410
Financial assets included in prepayments, other receivables and other assets (note 17)	1,067
Financial assets measured at amortized cost	29,937
Lease receivables	94
Time deposits	168,225
Pledged deposits	1,444
Cash and cash equivalents	688,938
940,115

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at fair value through profit and loss
	US$’000	US$’000
Trade and notes payables	7,043	—
Warrant liability	—	87,900
Financial liabilities included in other payables and accruals (note 21)	16,867	—
Interest-bearing loans and borrowings	120,462	—
Lease liabilities	2,504	—
	146,876	87,900

As at December 31, 2020

Financial assets

Financial assets at amortized cost
US$’000
Trade receivables	75,000
Financial assets included in prepayments, other receivables and other assets (note 17)	344
Lease receivables	619
Time deposits	50,000
Pledged deposits	384
Cash and cash equivalents	455,689
582,036

Financial liabilities

Financial liabilities at amortized cost
US$’000
Trade and notes payables	5,238
Financial liabilities included in other payables and accruals (note 21)	25,760
Lease liabilities	3,373
34,371

34. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

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

35. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (AS RESTATED)

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

Interest rate risk

As at December 31, 2021, the Group's exposure to the risk of changes in interest rates primarily relates to the Group's Funding Advances with a floating interest rate as disclosed in note 25 to the consolidated financial statements.  As at December 31, 2021, management considered that any reasonable changes in the interest rate would not have significant impact on the interest expense from the Funding Advances.  Accordingly, no sensitivity analysis for interest rate risk is presented.

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies. Approximately 54% in 2021 (2020 and 2019: nil and 15%) of the Group’s sales were denominated in currencies other than the functional currencies of the operating units making the sale.

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

The Group monitors capital using a gearing ratio, which is total liabilities divided by total assets. The gearing ratios as at the end of each year were as follows:

	December 31, 2021	December 31, 2020
	US$’000	US$’000
Total liabilities	353,521	124,322
Total assets	1,119,465	722,093
Gearing ratio	32%	17%

36. APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS (AS RESTATED)

The consolidated financial statements were approved and authorized for issue by the board of directors on February 17, 2023.