Form 20-F
period 2022-12-31
Legend Biotech Corp
filed 2023-03-30
CIK 1801198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
*Not for trading, but only in connection with the registration of the American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
330,134,480 ordinary shares, par value $0.0001 per share, were issued and outstanding as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note-checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
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
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

LEGEND BIOTECH CORPORATION
FORM 20-F ANNUAL REPORT
i

CERTAIN INFORMATION
In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, “Legend Biotech” refers to Legend Biotech Corporation, a Cayman Islands holding company, “PRC subsidiaries” refer to Legend Biotech’s subsidiaries incorporated in the PRC (as defined below) and “we,” “us,” “our,” and the “Company” refer to Legend Biotech and its consolidated subsidiaries. References to “GenScript” or “Genscript” refer to Genscript Biotech Corporation, our majority shareholder.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States.

This Annual Report contains translations of Renminbi ("RMB") amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. Unless otherwise noted, translations of RMB amounts into U.S. dollars in this Annual Report are made based on an exchange rate of RMB 6.96 to $1.00, which is the exchange rate as of December 31, 2022 as published by The People’s Bank of China.
Various amounts and percentages set out in this document have been rounded and, accordingly, may account for apparent discrepancies in the tables appearing herein. Unless otherwise indicated or the context otherwise requires, references in this Annual Report to:
•“ADSs” are to the American depositary shares, each of which represents two of our ordinary shares;
•“ADRs” are to the American depositary receipts that evidence the ADSs;
•“China” or “PRC” refers to the People’s Republic of China, and solely in the context of describing PRC rules, laws, regulations and other legal and tax matters, excludes rules, laws, regulations and other legal and tax matters of the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan, however, the legal and operational risks discussed by the Company with respect to operating in the PRC throughout this filing also apply to Hong Kong and Macau; “Greater China” does not exclude the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;
•“ordinary shares” are to ordinary shares of our company, par value $0.0001 per share;
•“Renminbi” or “RMB” refers to the legal currency of the PRC;
•“Series A Preference Shares” are to the Series A preference shares, par value $0.0001 per share; and
•“US$,” “U.S. dollars,” “$,” or “dollars” are to the legal currency of the United States.
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
TRADEMARKS AND SERVICE MARKS

“Legend Biotech,” the Legend logo and other trademarks or service marks of the Company appearing in this Annual Report are the property of the Company. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. CARVYKTI is a registered trademark in the United States of Johnson & Johnson. Other trade names, trademarks and service marks of other companies appearing in this Annual Report are the property of their respective holders. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of present and historical facts and conditions are forward-looking statements. Such forward-looking statements reflect our current expectations and views of future events, but are not assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, our operational results and other future conditions. The forward-looking statements appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.
Forward-looking statements can be identified by words or phrases, such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements relating to:

•the ability to effectively manufacture, market and sell CARVYKTI;
•the market opportunity for and potential for commercial success of CARVYKTI;
•potential effects of treatment with CARVYKTI;
•the ability of our clinical trials to demonstrate acceptable safety and efficacy of our product candidates, and other positive results;
•the timing, progress and results of preclinical studies and clinical trials for product candidates we may develop, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs;
•the timing, scope and likelihood of regulatory filings and approvals, including final regulatory approval of our product candidates;
•our ability to achieve specified milestones under our collaboration with Janssen Biotech, Inc. ("Janssen") for cilta-cel;

•our ability to develop and advance our current product candidates and programs into, and successfully complete, clinical trials;
•our manufacturing, commercialization, and marketing capabilities and strategy;
•our plans relating to commercializing our product candidates, if approved, including the geographic areas of focus and sales strategy;
•the need to hire additional personnel and our ability to attract, retain and motivate such personnel;
•the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the diseases we are targeting;
•our expectations regarding the approval and use of our product candidates as first, second or subsequent lines of therapy or in combination with other drugs;
•our competitive position and the success of competing therapies that are or may become available;
•our estimates of the number of patients that we will enroll in our clinical trials;
•the beneficial characteristics, safety, efficacy and therapeutic effects of our product candidates;
•our ability to obtain and maintain regulatory approval of our product candidates;
•our plans relating to the further development of our product candidates, including additional indications we may pursue;
•our intellectual property position, including the scope of protection we are able to establish and maintain for intellectual property rights covering product candidates we may develop, including the extensions of existing patent terms where available, the validity of intellectual property rights held by third parties, and our ability not to infringe, misappropriate or otherwise violate any third-party intellectual property rights;
•our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials;
•our ability to obtain, and negotiate favorable terms of, any collaboration, licensing or other arrangements that may be necessary or desirable to develop, manufacture or commercialize our product candidates;
•the pricing and reimbursement of the product candidates we may develop, if approved;
•information about the prices and availability of labor, transportation and raw materials, including as a result of inflation, and our ability to obtain them in a timely manner;
•our exposure to and the potential impact of risks inherent in our foreign operations, including currency fluctuations, exchange controls and pricing restrictions;
•the rate and degree of market acceptance and clinical utility of our product candidates we may develop;
•the effectiveness of our key information technology systems, networks, processes or related controls or those of our service providers;
•our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;
•our financial performance;
•our ability to consistently maintain effective internal control over financial reporting, including our ability to remediate material weaknesses;
•changes in tax laws and the resolution of tax contingencies resulting in additional tax liabilities;
•the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;
•the impact of United States or foreign laws and regulations on the Company’s operations, including the impact of tariffs; and
•the effect of epidemics and pandemics, such as the COVID-19 pandemic (including mitigation efforts), rising inflation rates, geopolitical tensions, the failure and instability of financial institutions, or other world events' disruptions on our business, including, without limitation, our ability to manage the demand, supply and operational challenges associated with the actual or perceived effects of such disruptions.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Many important factors, including those listed under “Risk Factors” in this Annual Report as well as other known and unknown risks and uncertainties, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In addition, even if our results of operations, financial condition and liquidity are consistent with the forward-looking statements contained in this Annual Report, those results or developments may not be indicative of results or developments in subsequent periods. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. You should read thoroughly this Annual Report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Annual Report and the documents that we refer to and have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we expect. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not Applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not Applicable.
ITEM 3. KEY INFORMATION
Our Holding Company Structure and China Operations
Legend Biotech is a Cayman Islands holding company and not a Chinese operating company. We operate through our operating subsidiaries located primarily in the United States, PRC and European Union (the "EU"). Our operations in the PRC, in addition to our business presence elsewhere in the world, are enabled by our subsidiaries based therein. Investors in our ADSs do not hold equity securities of our operating subsidiaries but hold equity securities of a Cayman Islands holding company. See “Item 4—Information On The Company—C. Organizational Structure Chart” for an illustration of our corporate structure.
We face various legal and operational risks and uncertainties associated with having a portion of our operations in China and the complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals or filing requirements on offerings conducted outside of the PRC and investment by individuals or entities outside of the PRC (“non-PRC investors”) in issuers with operations in China, anti-monopoly regulatory actions and oversight on cybersecurity, data privacy and genetic information. If we fail to comply with relevant regulatory requirements, it may negatively impact our ability to conduct certain business, access investments by non-PRC investors or list on stock exchanges outside of the PRC. If we fail to comply with these regulatory requirements applicable to our offerings and investments outside the PRC, the PRC could take action against the assets of our PRC subsidiaries, which could materially and adversely affect our operations in the PRC. As a result, these risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline.
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

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the Securities and Exchange Commission (the “SEC”) will (i) identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of the position taken by the authority in the foreign jurisdiction and (ii) impose a trading prohibition on the issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 29, 2022, President Biden signed the Consolidated Appropriations Act 2023, which, among other things, amended the HFCA Act to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCA Act to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission (the “CSRC”) and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB issued a HFCAA Determination Report pursuant to 15 U.S.C. Section 7214(i)(2)(A) and PCAOB Rule 6100, vacating the determinations of the PCAOB that it was unable to inspect or investigate completely registered public accounting firms headquartered in the mainland PRC and Hong Kong because of positions taken by relevant domestic authorities. While vacating those determinations, the PCAOB noted that, should it encounter any impediment to conducting an inspection or investigation of auditors in mainland PRC or Hong Kong as a result of a position taken by any authority there, the PCAOB would act to immediately reconsider the need to issue new determinations consistent with the HFCA Act and PCAOB’s Rule 6100.

Our auditor for the fiscal years ended December 31, 2021 and 2020 was Ernst & Young Hua Ming LLP, an independent registered public accounting firm. The PCAOB identified Ernst & Young Hua Ming LLP as one of the registered public accounting firms that the PCAOB was unable to inspect or investigate completely and we were conclusively identified as a “Commission-Identified Issuer” on May 4, 2022. On May 3, 2022, our Audit Committee (i) resolved that Ernst & Young Hua Ming LLP would resign as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting to be filed with the SEC, effective on June 1, 2022 and (ii) approved the engagement of Ernst & Young LLP, located in the United States, as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting for the fiscal year ended December 31, 2022 included in this Annual Report and the Company subsequently entered into an engagement letter with Ernst & Young LLP. However, the fact that the PCAOB was unable to inspect Ernst & Young Hua Ming LLP could deprive investors of the benefits of such inspections and cause our securities to be delisted under the HFCA Act. Additionally, there are no guarantees that engaging Ernst & Young LLP will remove us from being a “Commission-Identified Issuer.”

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

Our ADSs may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years as we were identified by the SEC as a Commission-Identified Issuer on May 4, 2022. The delisting of our securities, or the threat of such securities being delisted, may materially and adversely affect the value of your investment. For a detailed description of the related risks, see “—D. Risk Factors—Risks Related to Doing Business in China— Our ADSs may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years as we were identified by the SEC as a Commission-Identified Issuer on May 4, 2022. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives investors of the benefits of such inspections.”
Permissions Required from the PRC Authorities for Our Operations
Each of our PRC subsidiaries is required to obtain, and has obtained, a business license issued by local counterparts of the State Administration for Market Regulation (the "SAMR"). As of the date of this Annual Report and to our knowledge, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for their business operations in China. However, given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by government authorities, we cannot assure you that we have obtained all the permits or licenses required for conducting our business in the PRC.
In connection with our previous issuance of securities to investors in stock markets outside the PRC, under current PRC laws, regulations and regulatory rules, as of the date of this Annual Report, we and our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China (the "CAC"), and (iii) to our knowledge, we have not received or been denied such requisite permissions by any PRC authority. However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted outside the PRC and/or investment by non-PRC investors in issuers with operations in China.
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

Dividends and other distributions
As of the date of this Annual Report, we have not previously declared or paid any cash dividend or dividend in kind, and we have no plan to declare or pay any dividends in the near future on our ordinary shares or ADSs. We currently intend to apply any future earnings to fund the clinical development of cilta-cel, fund the construction and expansion of our manufacturing facilities, fund the commercialization of CARVYKTI and fund the development of our pipeline programs, as well as for working capital and other general corporate purposes.

Legend Biotech is a holding company with no operations of its own. We conduct our operations through our subsidiaries, including our PRC subsidiaries. If the PRC government deems that any of our business operations carried out by our PRC subsidiaries should be restricted or prohibited from non-PRC investment in the future, we may be required to stop our business operations in the PRC and we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline. As we have incurred net losses and negative cash flow from operations historically, none of our subsidiaries have declared or paid any dividends or distributions to Legend Biotech or any investors as of the date of this Annual Report. Instead, we have primarily relied on upfront and milestone payments and interest-bearing borrowings from Janssen under our collaboration and license agreement (the "Janssen Agreement"), proceeds from public offerings and private placements of equity securities, and capital contributions from GenScript to fund business operations of our operating subsidiaries. All the net cash proceeds we receive from financial activities are first deposited in the bank account of Legend Biotech. The funds deposited into Legend Biotech’s accounts are then transferred through Legend Biotech’s applicable subsidiaries to each operating subsidiary to meet its working capital needs primarily through capital contributions or intercompany loans. For the years ended December 31, 2022 and 2021, Legend Biotech transferred $430.0 million and $396.6 million, respectively, through such capital contributions or intercompany loans. We are currently planning to make our Irish subsidiary, Legend Biotech Ireland Limited, a treasury center for Legend Biotech.
According to the Foreign Investment Law of the PRC and its implementing rules, which jointly established the legal framework for the administration of non-PRC-invested companies, a non-PRC investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of RMB or any non-PRC currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the PRC and other PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary reserve fund. See “—D. Risk Factors—Risks Related to Doing Business in China—Our business may be significantly affected by the newly enacted Foreign Investment Law and the “negative list.”
RMB is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their potential future RMB revenues to pay dividends to us. The PRC government imposes controls on the convertibility of RMB into non-PRC currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of non-PRC currency may then restrict the ability of our PRC subsidiaries to remit sufficient non-PRC currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our non-PRC-currency-denominated obligations. The RMB is currently convertible under the “current account,” which includes dividends, trade and service-related non-PRC exchange transactions, but not under the “capital account,” which includes non-PRC direct investment and non-PRC currency debt, including loans we may secure for our onshore subsidiaries. Currently, our PRC subsidiaries may purchase non-PRC currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange of China (“SAFE”) by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase non-PRC currencies in the future for current account transactions. The PRC government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside of China or pay dividends in non-PRC currencies to holders of our securities. Non-PRC exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain non-PRC currency through debt or equity financing for our subsidiaries. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. See “—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders” and “Item 10. Additional Information—E. Taxation—PRC Taxation” for further information.
A.[Reserved]
B.Capitalization and Indebtedness
Not Applicable.
C.Reasons for the Offer and Use of Proceeds
Not Applicable.
D.Risk Factors

Our business and our industry are subject to significant risks. You should carefully consider all of the information set forth in this Annual Report and in our other filings with the SEC, including the following risk factors, in evaluating our business. If any of the following risks actually occur, our business, financial condition, operating results, and growth prospects would likely be materially and adversely affected. This Annual Report also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.”
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

Risks Related to the Commercialization of CARVYKTI and Our Other Product Candidates

•We are substantially dependent on the commercial success of CARVYKTI. If we are unable to successfully commercialize CARVYKTI or experience significant delays in doing so, our business will be materially harmed.
•We have limited experience as a commercial company and the manufacture, marketing and sale of CARVYKTI or future products may be unsuccessful or have less success than anticipated.
•The commercial success of CARVYKTI, and of any future products, will depend upon the degree of market acceptance by physicians, third-party payors and others in the medical community.
•If the market opportunities for our product or any future products are smaller than we believe they are, and if we are not able to successfully identify patients and achieve significant market share, our revenues may be adversely affected and our business may suffer.
•We may not be able to successfully create our own manufacturing infrastructure for supply of our requirements of products for use in clinical trials and for commercial sale.
•We have no prior sales experience and limited capabilities for marketing and market access. We expect to continue to invest significant financial and management resources to establish necessary capabilities and infrastructure to support our commercial needs. If we are unable to establish these commercial capabilities, we may be unable to generate sufficient revenue to sustain our business.
•We operate in a rapidly changing industry and face significant competition.

•Potential product liability risks.
Risks Related to Our Business
•Our ability to become and remain profitable may never be achieved due to the uncertainty of developing and commercializing complex therapies, and we may never achieve or maintain profitability.
•Our limited operating history, which has focused on research and development, makes it difficult to assess our future prospects.
•Our need for additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.
•Our inability to obtain raw materials or key starting materials necessary for product manufacture, such as lentiviral vectors, would adversely affect the clinical development and commercialization of these products, which could, in turn, adversely affect our sales and profitability.
Risks Related to the Development of Our Product Candidates
•The uncertainties of the biopharmaceutical development process for novel and emergent treatment, including the uncertainty of outcomes of clinical trials, and the potential failure of product candidates to show safety or efficacy.
•Potential failure to obtain or maintain regulatory approvals for our product candidates.

•Our primary research and development efforts are focused on cell therapies, including chimeric antigen receptor T cell (“CAR-T”) therapies and chimeric antigen receptor natural killer cell (“CAR-NK”) therapies, which are emerging treatments that face significant challenges and hurdles.
•Our product candidates require significant preclinical study and clinical trials, which can be difficult to design and implement.
•Our dependence on enrollment of patients in clinical trials for development of our product candidates.
•Risks associated with investigator-initiated clinical trials and studies that we do not fully control.
•Certain product opportunities may face limited market opportunities.
•Adverse side effects or other safety risks associated with our product candidates.
•Costs and difficulties in the manufacture of complex cell therapies.
Risks Related to Our Business Operations
•Economic, political, regulatory and other risks associated with international operations.
•Potential difficulties in growing operations and attracting and retaining key personnel.
•Risks associated with potential acquisitions or strategic collaborations.
•Dependence on information technology systems.
•Any failure to comply with various governmental laws and regulations may adversely affect our business.
•Risks associated with any failure to implement and maintain effective internal controls over financial reporting, including any impact as a result of the identified material weaknesses and any future material weaknesses.
Risks Related to our Dependence on Third Parties
•Our dependence on third parties, such as Janssen, for development, manufacturing and commercialization of our product candidates.
•Our reliance on third parties to conduct our preclinical and clinical trials and the potential that such third parties may not perform satisfactorily.
•The availability of reagents, specialized equipment and other specialty materials.

Risks Related to Regulatory Approval of Our Product Candidates and Other Legal Compliance Matters
•The risks and costs associated with complying with a rigorous, complex and evolving regulatory framework, including clinical trial regulations, pre-marketing regulatory requirements, pricing, reimbursement and cost-containment regulations, and ongoing regulation of approved products.
•The effect of price controls in certain jurisdictions on our revenue and commercialization.
Risks Related to Our Intellectual Property
•Our ability to obtain, maintain, defend and enforce intellectual property rights in our products and disparities and uncertainties in intellectual property rights throughout the world.
•Risks related to third party intellectual property rights, including the significant cost and complexity associated with intellectual property proceedings.
Risks Related to Doing Business in China
•Risks related to doing business in China, including the impact of extensive Chinese regulation on the pharmaceutical industry.
•The heightened level of government involvement in the Chinese economy and uncertainties regarding legal protections in the PRC legal system.
•PRC governmental authorities may intervene or influence our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.
•The adverse effect of an investigation involving our majority shareholder and our Chairman.
•PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.
•The PRC government may exert more control over offerings conducted outside the PRC and/or investment by non-PRC investors in issuers with operations in China, which could materially and adversely affect our operations in the PRC, and could significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. For example, the approval of, or filing or other procedures with, the CSRC or other governmental authority may be required in connection with issuing our equity securities outside of the PRC under Chinese law, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.
•Our ADSs may be delisted under the HFCA Act if the PCAOB is unable to inspect our auditors for two consecutive years as we were identified by the SEC as a Commission-Identified Issuer on May 4, 2022. The delisting of our securities, or the threat of our securities being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives investors of the benefits of such inspections. PRC governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of our ADSs.
•PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our non-PRC and cross-border investment activity.
•Monetary, economic, political, environmental, social, and trade disputes between the U.S. and China.
•The heightened level of actions by the U.S. government in targeting Chinese companies and, in the biotech industry, the U.S. government seeking to implement heightened supply chain security for sourcing from China and limitations on the transfer of technology to recipients within China.
Risks Related to Our Organizational Structure
•Our organizational structure may create significant conflicts of interest.
•The impact of GenScript’s significant control over us as our majority shareholder.
•The more limited protections afforded to shareholders as a result of our status as a controlled company and a foreign private issuer.

Risks Related to Our Securities
•The risk that our ADSs will be prohibited from trading on a U.S. national securities exchange, such as The Nasdaq Global Select Market, or in U.S. over-the-counter markets if the PCAOB, is unable to adequately inspect or investigate our auditors due to restrictions imposed by the PRC, where our former auditors were located.
•Risks associated with owning our ADSs, including volatility in our trading price due to our business and financial performance, and risks from dilution of our ADSs and ordinary shares if we issue additional ADSs or other securities.

Risks Related to Commercialization of CARVYKTI and Our Other Product Candidates

We are substantially dependent on the commercial success of CARVYKTI. If we are unable to successfully commercialize CARVYKTI or experience significant delays in doing so, our business will be materially harmed.

We have only recently begun to commercialize cilta-cel and sell it in the United States under the name CARVYKTI pursuant to the Janssen Agreement. Net trade sales for CARVYKTI for the year ended December 31, 2022 were $133.4 million. We do not know when, if ever, we will achieve a significant amount of revenue from sales of CARVYKTI, or whether such revenue levels will be maintained the future. Our success as a company is substantially dependent on our ability to generate revenue from the sales of CARVYKTI, which will depend on many factors, including but not limited to, our ability to:

•achieve and maintain full approval of CARVYKTI in the United States and in other jurisdictions;

•execute our sales and marketing strategies for CARVYKTI;

•maintain and manage the necessary sales, marketing and other capabilities and infrastructure that are required to continue and successfully commercialize CARVYKTI;

•achieve, maintain and grow market acceptance of, and demand for, CARVYKTI;

•establish or demonstrate in the medical community the safety and efficacy of CARVYKTI and its potential advantages over and side effects compared to existing and future products;

•secure payor approval of CARVYKTI on acceptable terms;

•offer CARVYKTI at competitive prices as compared to alternative options, and our ability to achieve a suitable profit margin on our sales of CARVYKTI;

•adapt to additional changes to the label for CARVYKTI that could place restrictions on how we market and sell CARVYKTI, including as a result of adverse events that may be observed in other studies;

•obtain adequate and timely supply of CARVYKTI, which may in the future be adversely affected by factors relating to our manufacturing capabilities, the COVID-19 pandemic, geopolitical tension, global supply chain disruptions, failure of financial institutions, rising inflation and other world events;

•comply with applicable legal and regulatory requirements;

•maintain the necessary state pharmaceutical distribution licenses and permits required for the sale of CARVYKTI and a pharmacovigilance system satisfying applicable legal and regulatory requirements;

•maintain arrangements with specialty pharmacies to dispense CARVYKTI to customers and to provide related patient and administrative support services;

•enforce intellectual property rights in and to CARVYKTI; and

•avoid third-party patent interference or intellectual property infringement claims.

If we do not achieve one or more of these factors, many of which are beyond our control, in a timely manner or at all, we may not be able to generate material and continuing revenue from sales of CARVYKTI, which may materially impact the success of our business.
We may not be able to successfully establish manufacturing capabilities and infrastructure to supply our requirements of CARVYKTI and our product candidates for use in clinical trials and for commercial sale, and we may encounter difficulties successfully manufacturing CARVYKTI and our product candidates.

As part of our collaboration with Janssen, we have established a manufacturing facility in the United States for the U.S. commercial supply of CARVYKTI and are in the process of establishing manufacturing capabilities in Belgium, which will provide regional product supply and add to our global manufacturing reach. We also have manufacturing facilities in the United States and China supplying clinical materials for our clinical trials.

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

We expect that operating our own commercial cell manufacturing facilities will provide us with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term cost margins. However, we have limited experience as a company in designing and operating a commercial manufacturing facility and may never be successful in effectively implementing our manufacturing capability. We may establish additional manufacturing sites as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing operations could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors, or we may not be successful in establishing sufficient capacity to produce CARVYKTI or any future products in sufficient quantities to meet the requirements for the contemplated launch or to meet potential future demand, all of which could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.
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
Additionally, since the T cells used as starting material for our product and product candidates have a limited window of stability following procurement from a patient, we must establish and employ complex logistical operations, including collecting and shipping, as part of our manufacturing processes. Logistical and shipment delays and problems caused by us, our agents, and other factors not in our control, such as weather, could prevent or delay the delivery of product to patients. If our manufacturing processes fail to perform satisfactorily, we may suffer reputational, operational, and business harm. We also are required to maintain a complex chain of identity and chain of custody with respect to patient material as it moves through the manufacturing process. Failure to maintain chain of identity and chain of custody could result in adverse patient outcomes, loss of product or regulatory action.
In addition, any significant disruption in the supply chain for starting materials necessary for our manufacturing processes could adversely affect our commercialization efforts. We source key materials from third party suppliers. There are a small number of suppliers for certain key materials that are used to manufacture our product and product candidates. We must compete with other market participants for the limited supply of such materials, which may result in increased costs. Moreover, supply chain constraints with respect to such starting materials may impact the execution of our commercialization efforts. For example, as a result of supply chain limitations, we are constrained in the amount of CARVYKTI that we are able to manufacture at present, which requires that we make complex and challenging distribution determinations with respect to our limited supply. Such supply chain constraints necessarily limit the commercial benefits that could be achieved from a broader initial distribution.
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

To address market demand for CARVYKTI, we and our collaboration partner Janssen are at the initial stages of engaging and pursuing the use of third-party contract manufacturing organizations (“CMOs”) in order to supplement our clinical and commercial manufacturing capabilities and infrastructure. We may be unable to enter into agreements with these CMOs on acceptable terms or at all. Any planned use of CMOs with which we and Janssen have begun to engage or may engage could be delayed as we transfer our manufacturing technology to these CMOs, as these CMOs file for and await regulatory approval to manufacture CARVYKTI, and as these CMOs gain experience with our manufacturing technology and supply requirements. Furthermore, for any CMOs with which we and Janssen have begun to engage or may engage, production by these CMOs will be subject to the same risks and uncertainties as our manufacture of CARVYKTI. We may have less control over supply when compared with the facilities operated by us and Janssen, and the overall cost of goods for CARVYKTI may be higher as a result of such CMO engagements.
Finally, to the extent supplies of CARVYKTI are limited, we will face bioethical challenges in allocating a limited supply of CARVYKTI to a significant patient need. Because such determinations are highly complex and involve a large number of factors, such allocation decisions may be questioned by third parties.

We have limited experience as a commercial company and the manufacturing, marketing and sale of CARVYKTI or future products may be unsuccessful or have less success than anticipated.

Having received FDA approval for CARVYKTI on February 28, 2022, we are at the early stages of commercializing CARVYKTI, with our collaborator Janssen, for the treatment of adults with relapsed or refractory multiple myeloma ("MM") who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. While CARVYKTI has received marketing authorizations from a limited number of additional jurisdictions, it has not yet been commercially marketed outside the U.S.

As CARVYKTI is our first approved product and the remainder of our product candidates are in clinical development, we have limited experience as a commercial company and there is limited information about our ability to overcome many of the challenges encountered by companies commercializing products in the biopharmaceutical industry. To execute our business plan, in addition to successfully manufacturing marketing and selling of CARVYKTI, we, either individually or with a collaboration partner, will need to successfully:
•establish and maintain relationships with qualified treatment centers who will be treating the patients who receive our product and any future products;
•obtain adequate pricing and reimbursement for CARVYKTI and any future products in each of the jurisdictions in which we plan to commercialize approved products;
•gain regulatory acceptance for the development and commercialization of the other product candidates in our pipeline; and
•manage spending as costs and expenses increase due to clinical trials, marketing approvals, and commercialization for any additional indications of CARVYKTI, and for any future products.
If we are not successful in accomplishing these objectives, we may not be able to develop product candidates, successfully commercialize CARVYKTI or any future products, raise capital, expand our business, or continue our operations.
The commercial success of CARVYKTI, and of any future products, will depend upon the degree of market acceptance by physicians, third-party payors and others in the medical community.
The commercial success of CARVYKTI and of any future products will depend in part on the medical community, patients, and third-party or governmental payors accepting new treatments for our targeted indications in general, and CARVYKTI and any future products in particular, as medically useful, cost-effective, and safe. CARVYKTI and any other products that we may bring to the market may not gain market acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of CARVYKTI and of any future products will depend on a number of factors, including:
•the potential efficacy and potential advantages over alternative treatments;
•the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;
•the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•the strength of marketing and distribution support and timing of market introduction of competitive products;
•the pricing of our product and of any future products;
•publicity concerning our product, any future products, or competing products and treatments; and
•sufficient third-party insurance coverage or reimbursement.
Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the product will not be known until after it is launched. Our efforts, and the efforts of any of our collaborators, to educate the medical community and payers on the benefits of our products may require significant resources and may never be successful. These efforts may require more resources than are required by the conventional technologies marketed by certain of our competitors. Any of these factors may cause CARVYKTI, or any future products, to be unsuccessful or less successful than anticipated.
If the market opportunities for CARVYKTI or any future products are smaller than we believe they are, and if we are not able to successfully identify patients and achieve significant market share, our revenues may be adversely affected and our business may suffer.
Our projections regarding the number of people who have the potential to benefit from treatment with CARVYKTI or any future products are based on estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations, or market research, and may prove to be incorrect. Further, new studies may change the estimated incidence or prevalence of the diseases that our product candidates target. The number of patients may turn out to be lower or more difficult to identify than expected.

Even if we obtain significant market share for a product within an approved indication, because the potential target populations for CARVYKTI and for the product candidates in our pipeline are small, we may never achieve profitability without obtaining marketing approval for additional indications. In the field of cancer, the United States Food & Drug Administration (the "FDA") often approves new therapies initially only for use in patients with relapsed or advanced disease. For example, the FDA’s approval for CARVYKTI indicates that the product is for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. While we expect to seek approval for CARVYKTI in earlier lines of MM treatment and potentially as a first line therapy, there is no guarantee that we will be successful doing so.
Any of these factors may negatively affect our ability to generate revenues from sales of CARVYKTI and any future products and our ability to achieve and maintain profitability. As a consequence, our business may suffer.
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
Although we are continuing to build out our field team as part of our first commercial launch in the United States, we have no prior sales or distribution experience and limited capabilities for marketing and market access. To successfully commercialize CARVYKTI and any other products that may result from our development programs, we will need to develop these capabilities and further expand our infrastructure to support commercial operations in the United States, Europe and other regions, either on our own or with others. Commercializing autologous CAR-T therapies such as CARVYKTI is resource-intensive and will require substantial investment in commercial capabilities. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without a significant internal team or the support of a third party to perform these functions, including marketing and sales functions, we may be unable to compete successfully against these more established companies.
We currently expect to rely heavily on third parties—primarily, our collaboration partner, Janssen—to launch and market CARVYKTI. If Janssen does not commit sufficient resources to commercialize CARVYKTI , we may be unable to generate sufficient product revenue to sustain our business.
We operate in a rapidly changing industry and face significant competition, which may result in others discovering, developing or commercializing products before or more successfully than we do.
The development and commercialization of new biopharmaceutical products is highly competitive and subject to rapid and significant technological advancements. We face competition from major multi-national pharmaceutical companies, biotechnology companies and specialty pharmaceutical companies with respect to our current and future product candidates that we may develop and commercialize. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of cancer. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Potential competitors also include academic institutions, government agencies and other public and private research organizations. Due to their promising clinical therapeutic effect in clinical exploratory trials, engineered T cell therapies, redirected T cell therapies in general and antibody-drug conjugates are being pursued by multiple biotechnology and pharmaceutical companies. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, more effectively marketed and sold or less costly than any product candidates that we may develop, which could render our product candidates noncompetitive and obsolete.
Our potential CAR-T cell therapy competitors include:

•companies developing cell therapies targeting B-cell maturation antigen ("BCMA") for the treatment of MM, including Allogene, Therapeutics, Inc., Autolus Therapeutics plc, bluebird, bio, Inc., Bristol-Myers Squibb Co., CARsgen Therapeutics Holdings Limited, Arcellx, Celyad Oncology, Gracell Biotechnologies, Innovent Biologics, Poseida Therapeutics, Inc., Novartis AG and Precision Biosciences Inc.;

•academic medical centers pursuing independent development of BCMA CAR-T technologies; and

•additional companies developing BCMA-targeted therapies for the treatment of MM, including Amgen, Inc., Regeneron Pharmaceuticals, Inc., GSK plc, Bristol-Myers Squibb Co., Johnson & Johnson (the parent company of Janssen, our collaboration partner for cilta-cel), AbbVie and Pfizer Inc.

Other than CARVYKTI, our product candidates are in early stages of development. Our competitors with development-stage programs may obtain marketing approval from the FDA, the National Medical Products Association (the "NMPA"), the European Commission, the Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) or other comparable regulatory authorities for their product candidates more rapidly than we do with respect to our development-stage product candidates, and they could establish a strong market position for either a product or a specific indication before we are able to enter the market.
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
Our commercial opportunity—including with respect to CARVYKTI—could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive or better reimbursed than any products that we may commercialize.

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
We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and an even greater risk related to any commercialized products. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:
•reduced resources of our management to pursue our business strategy;
•decreased demand for any product candidates or products that we may develop;
•injury to our reputation and significant negative media attention;
•withdrawal of clinical trial participants;
•initiation of investigations by regulators;
•product recalls, withdrawals or labeling, marketing or promotional restrictions;
•significant costs to defend the resulting litigation;
•substantial monetary awards paid to clinical trial participants or patients;
•loss of revenue; and
•the inability to commercialize any products that we may develop.
We currently hold $10 million in product liability insurance coverage in the aggregate, with a per incident limit of $10 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we commercialize CARVYKTI expand our clinical trials or if we commercialize additional product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.
Risks Related to Our Business

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We have historically incurred substantial net losses, including net losses of $446.3 million and $403.6 million for the years ended December 31, 2022 and 2021, respectively. At December 31, 2022, we had an accumulated deficit of $966.5 million. We expect our net losses to continue as a result of:

•our ongoing and planned research and development of cilta-cel for the treatment of relapsed and refractory multiple myeloma ("RRMM");
•our investment in manufacturing capabilities, including investments in our facilities in the United States, Europe and China;
•our ongoing and planned clinical development for our other product candidates;
•our ongoing and planned research and development activities;
•our discovery and development of additional product candidates and further expansion of our clinical product pipeline;
•regulatory or marketing approvals for any product candidates that successfully complete clinical trials;
•scaling up internal and external manufacturing capacity with the aim of securing sufficient quantities to meet our capacity requirements for clinical trials and potential commercialization;
•establishing sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory or marketing approval;
•developing, maintaining, expanding and protecting our intellectual property portfolio;
•acquiring or in-licensing other product candidates and technologies;
•hiring additional clinical, quality control and manufacturing personnel;

•adding clinical, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
•expanding our operations globally; and
•incurring additional legal, accounting, investor relations and other expenses associated with operating as a public company.

These net losses have had, and will continue to have, a negative impact on our working capital, total assets and stockholders’ equity. Because of the numerous risks and uncertainties associated with our development and commercialization efforts, we are unable to predict when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would harm our business, financial condition, results of operations and cash flows.

Further, the net losses we incur may fluctuate significantly from quarter-to-quarter and year-to-year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance quarter-to-quarter and year-to-year, due to factors including the timing of product clearance, approval, commercial ramp, clinical trials, any litigation that we may file or that may be filed against us, the execution of collaboration, licensing or other agreements and the timing of any payments we make or receive under them. Our prior losses and expected future losses have had and will continue to have an adverse effect on our working capital, our ability to fund the development of our product candidates and our ability to achieve and maintain profitability and the performance of our common shares and may in the future raise substantial doubt about our ability to continue as a going concern.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
Other than with respect to CARVYKTI’s FDA-approved indication, we are primarily a clinical-stage biopharmaceutical company with a limited operating history. As an organization, we have demonstrated limited ability to successfully complete late-stage clinical trials, obtain regulatory approvals, and manufacture our product candidates at commercial scale or arrange for a third party to do so on our behalf, conduct sales and marketing activities necessary for successful commercialization, or obtain reimbursement in the countries of sale. We may encounter unforeseen expenses, difficulties, complications, and delays in achieving our business objectives. Our short history as an operating company makes any assessment of our future success or viability subject to significant uncertainty. If we do not address these risks successfully or are unable to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities, then our business will be materially harmed.
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
We believe that our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. However, we will need to raise additional capital to complete the development and commercialization of cilta-cel and our other product candidates and in connection with our continuing operations and other planned activities. Our future capital requirements will depend on many factors, including:
•the costs and timing of commercialization activities, including product manufacturing, marketing, sales and distribution, for CARVYKTI and any other of our product candidates for which we receive marketing approval;
•the progress, results and costs of laboratory testing, manufacturing, and preclinical and clinical development for our current product candidates;
•the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials of other product candidates that we may pursue;
•the development requirements of other product candidates that we may pursue;
•the timing and amounts of any milestone or royalty payments we may be required to make under future license agreements;

•the costs of building out our infrastructure, including hiring additional clinical, quality control and manufacturing personnel;
•the costs, timing and outcome of regulatory review of our product candidates;
•the amount of revenue we receive pursuant to the Janssen Agreement and the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;
•the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;
•the costs of operating as a public company; and
•the extent to which we acquire or in-license other product candidates and technologies.

In addition to cilta-cel, identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. To date, sales of CARVYKTI through our collaboration with Janssen have been limited. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. If we raise additional funds through collaboration and licensing arrangements with third parties, we may have to relinquish some rights to our technologies or our product candidates on terms that are not favorable to us. Any additional capital-raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates, if approved. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or altogether cease our research and development programs or future commercialization efforts.
Our operating results may be adversely affected by inflation.

As we begin to commercialize CARVYKTI, our business may feel more of an impact from inflation. Among other things, competition for labor is becoming more acute, and we expect to experience increased labor costs as we hire employees to support our CARVYKTI commercialization efforts. In addition, inflation and higher energy costs may drive increased raw material and transportation costs. There is no assurance that we will be able to fully offset any cost increases through cost reduction programs or setting higher prices for our product or future products. If we generally are not able to set our pricing to sufficiently offset these increased costs or if increased costs and prolonged inflation continue, it could materially and adversely affect our business, operating results and profitability. In addition, volatility in certain commodity markets could significantly affect our production cost.
Risks Related to the Development of Our Product Candidates
With the exception of CARVYKTI, which was approved by FDA on February 28, 2022 and has received marketing authorizations from a limited number of additional jurisdictions, all of our product candidates are in clinical development or in preclinical development. If we are unable to continue to advance CARVYKTI and to advance our other product candidates through clinical development, obtain regulatory approval and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

While our first product, CARVYKTI, was approved by the FDA on February 28, 2022 for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody and has received marketing authorizations from a limited number of additional jurisdictions, our success depends, in part, on our ability to continue to advance the development of CARVYKTI in earlier lines of MM treatment. In collaboration with Janssen, we have completed a Phase 1b/2 trial in RRMM patients in United States and Japan (CARTITUDE-1) and are currently conducting a Phase 2 trial of cilta-cel in RRMM patients in China (CARTIFAN-1). In November 2019, we and Janssen began enrolling an aggregate of approximately 157 patients in a Phase 2 multicohort trial of cilta-cel in the United States, EU and Israel (CARTITUDE-2) in patients with MM in various clinical settings such as in early relapse patients or as a front-line therapy. In addition, the Phase 3 CARTITUDE-4 clinical trial, enrolling approximately 400 patients including sites in the United States, EU, Australia, Japan and Israel was initiated in June 2020. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in Revlimid-refractory MM. On January 27, 2023 we announced that CARTITUDE-4 met its primary endpoint of showing a statistically significant improvement in progression-free survival (PFS) compared to standard therapy at the study’s first pre-specified interim analysis. The study has been unblinded following the recommendation of an independent data monitoring committee. We also initiated the Phase 3 CARTITUDE-5 clinical trial during August 2021, targeting enrollment at approximately 650 patients, including sites in the United States, EU, Canada, Australia, Korea and Japan. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in newly diagnosed MM patients for whom hematopoietic stem cell transplant is not planned as an initial therapy. Furthermore, a protocol for Phase 3 CARTITUDE-6 clinical trial has been designed, targeting enrollment at approximately 750 patients, including sites in EU, Australia, Korea, and Israel. This clinical trial will compare treatment with cilta-cel to treatment of autologous stem cell transplant (ASCT) in newly diagnosed MM patients. There is no assurance that these or any other future clinical trials for cilta-cel will be successful or will generate further positive clinical data, and we may not receive additional marketing approval from the FDA or other regulatory agencies for cilta-cel.

In addition to cilta-cel, we have a broad portfolio of earlier-stage autologous CAR-T product candidates targeting various cancers, including Non-Hodgkins Lymphoma (NHL), acute lymphoblastic leukemia (ALL), gastric cancer, esophageal cancer, pancreatic cancer, colorectal cancer, hepatocellular carcinoma, small cell lung cancer, and non-small cell lung cancer. We are also developing an allogeneic gamma delta CAR-T product candidate targeting BCMA for MM, which is currently in an investigator-initiated Phase 1 clinical trial in China. Additionally, we are developing allogeneic CAR-NK product candidates targeting BCMA and allogeneic gamma delta CAR-T product candidates targeting CLL1/CD33 for acute myeloid leukemia (AML) that are in preclinical development. There is no assurance that these or any other future clinical trials of our product candidates will be successful or will generate positive clinical data, and we may not receive marketing approval from the FDA or other regulatory agencies, for any of our product candidates. There can be no assurance that the FDA will permit the Investigational New Drug ("IND") applications for our product candidates to go into effect in a timely manner or at all. Without an IND, we will not be permitted to conduct clinical trials in the United States.
Biopharmaceutical development is a long, expensive and uncertain process, and delay or failure can occur at any stage of any of our clinical trials. Failure to obtain regulatory approval for our product candidates will prevent us from commercializing and marketing those product candidates. The success in the development of our product candidates will depend on many factors, including:
•completing preclinical studies and receiving regulatory authorizations to conduct clinical trials for our preclinical-stage program product candidates;
•obtaining positive results in our clinical trials to demonstrate efficacy, safety and durability of effect of our product candidates;
•receiving approvals for commercialization of our product candidates from regulatory authorities;
•manufacturing our product candidates at an acceptable quality and cost; and
•maintaining and growing an organization of scientists, medical professionals and business people who can develop and commercialize our products and technology.
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
Our proprietary, next-generation cell preparation technologies, our modular approach for CAR-T and CAR-NK and our manufacturing platform for our product candidates, represent emerging approaches to cancer treatment that face significant challenges and hurdles.
We have concentrated our primary research and development efforts on our CAR-T and CAR-NK cell therapies using our expertise in tumor biology and cell programming, and our future success is highly dependent on the successful development and manufacture of our product candidates. With the exception of our first product, CARVYKTI, which was approved by the FDA on February 28, 2022 for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody and which has received marketing authorizations from a limited number of additional jurisdictions, we do not currently have any approved products, nor do we have any commercialized products. As with other targeted therapies, off-tumor or off-target activity could delay development or require us to reengineer or abandon a particular product candidate. Because cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:
•obtaining regulatory approval for our product candidates, as the FDA, the NMPA, the European Commission, the PMDA and other regulatory authorities have limited experience with cell therapies for cancer;
•developing and deploying consistent and reliable processes for engineering a cells ex vivo and infusing the engineered cells into the patient;
•conditioning patients with chemotherapy in conjunction with delivering each of our products, which may increase the risk of adverse side effects of our product candidates;
•sourcing clinical and commercial supplies of the materials used to manufacture CARVYKTI and our product candidates;
•developing programming modules with the desired properties, while avoiding adverse reactions;
•creating and obtaining a sufficient supply of viral vectors capable of delivering multiple programming modules;
•developing a reliable and consistent vector and cell manufacturing process;
•establishing manufacturing capacity suitable for the manufacture of our product candidates in line with expanding enrollment in our clinical studies and our projected commercial requirements;
•achieving cost efficiencies in the scale-up of our manufacturing capacity;
•developing protocols for the safe administration of our product candidates;

•educating medical personnel regarding our cell technologies and the potential side effect profile of each of our product candidates, such as potential adverse side effects related to cytokine release syndrome ("CRS");
•establishing integrated solutions in collaboration with specialty treatment centers in order to reduce the burdens and complex logistics commonly associated with the administration of T cell therapies;
•establishing sales and marketing capabilities to successfully launch and commercialize CARVYKTI and any other of our product candidates if and when we obtain any required regulatory approvals, and risks associated with gaining market acceptance of a novel therapy if we receive approval; and
•the availability of coverage and adequate reimbursement from third-party payors for our novel and personalized therapies in connection with commercialization of any approved product candidates.
We may not be able to successfully develop our product candidates, our technology or our other product candidates in a manner that will yield products that are safe, effective, scalable or profitable.
Additionally, because our technology involves the genetic modification of patient cells ex vivo, we are subject to additional regulatory challenges and risks, including:
•regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. To date, only four CAR-T cell therapy products that involve the genetic modification of patient cells have been approved in the United States and three in the European Union, and none have been approved in China;
•genetically modified products in the event of improper insertion of a gene sequence into a patient’s chromosome could lead to lymphoma, leukemia or other cancers, or other aberrantly functioning cells;
•although our viral vectors are not able to replicate, there is a risk with the use of retroviral or lentiviral vectors that they could lead to new or reactivated pathogenic strains of virus or other infectious diseases; and
•the FDA and the European Commission have recommended a 15-year follow-up observation period for all patients who receive treatment using gene therapies, and we may need to adopt such an observation period for our product candidates.
Moreover, public perception and awareness of cell therapy safety issues may adversely influence the willingness of subjects to participate in clinical trials of our product candidates or of physicians to prescribe approved products. Physicians, hospitals and third-party payors often are slow to adopt new products, technologies and treatment practices that require additional upfront costs and training. Treatment centers may not be willing or able to devote the personnel and establish other infrastructure required for the administration of cell therapies. Physicians may not be willing to undergo training to adopt this novel and personalized therapy, may decide the therapy is too complex to adopt without appropriate training and may choose not to administer the therapy. Based on these and other factors, hospitals and payors may decide that the benefits of this new therapy do not or will not outweigh its costs.
Our future success is highly dependent on the regulatory approval of cilta-cel and our other pipeline programs. All of our product candidates require significant preclinical study and clinical trial before we can seek regulatory approval for and launch a product commercially.
With the exception of our first product, CARVYKTI, which was approved by the FDA on February 28, 2022 for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, and by a limited number of additional jurisdictions, we do not have any products that have gained regulatory approval for marketing. Our business is substantially dependent on our ability to further advance the development of CARVYKTI, obtain regulatory approval for cilta-cel in other jurisdictions and for additional indications, obtain regulatory approval of our other product candidates, and commercialize CARVYKTI and, if approved, our other product candidates. We cannot commercialize product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, we cannot commercialize product candidates in countries outside the United States without obtaining regulatory approval from comparable regulatory authorities in relevant jurisdictions, such as the NMPA in China, the European Commission, on the basis of the technical / scientific opinion issued by the European Medicines Agency ("EMA"), in the European Union and the PMDA in Japan. Before obtaining regulatory approvals for the commercial sale of any product candidate for a particular indication, we must demonstrate with substantial evidence gathered in preclinical and clinical studies that the product candidate is safe and effective for that indication and that the manufacturing facilities, processes and controls comply with regulatory requirements with respect to such product candidate. Prior to seeking approval for any of our product candidates, we will need to confer with the FDA, the NMPA, the EMA, the PMDA and other regulatory authorities regarding the design of our clinical trials and the type and amount of clinical data necessary to seek and gain approval for our product candidates.
The time required to obtain marketing approval by the FDA, the NMPA, the European Commission, the PMDA and other regulatory authorities is unpredictable but typically takes many years following the commencement of preclinical studies and clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval policies, regulations, or the type and amount of preclinical and clinical data necessary to gain approval may change during the course of a product candidate’s research and development and may vary among jurisdictions. It is possible that none of our existing clinical- or preclinical-stage product candidates or any future product candidates will ever obtain regulatory approval.
Our product candidates could fail to receive marketing regulatory approval from the FDA, the NMPA, the European Commission, the PMDA or other regulatory authorities for many reasons, including:
•disagreement with the design, protocol or conduct of our clinical trials;
•failure to demonstrate that a product candidate is safe and effective for its proposed indication;
•failure of clinical trials to meet the level of statistical significance required for approval;
•failure to demonstrate that a product candidate’s clinical and other benefits outweigh its risks;
•disagreement with our interpretation of data from preclinical studies or clinical trials;
•insufficiency of data collected from clinical trials of our product candidates to support the submission and filing of a Biologics License Application ("BLA") or other submission or to obtain regulatory approval;
•failure to obtain approval of the manufacturing processes of our facilities;
•changes in the approval policies or regulations that render our preclinical and clinical data insufficient for approval; or
•lack of adequate funding to complete a clinical trial in a manner that is satisfactory to the applicable regulatory authority.

The FDA, the NMPA, the EMA, the PMDA or a comparable regulatory authority may require more information, such as additional preclinical or clinical data to support approval, including data that would require us to perform additional preclinical studies, clinical trials, or both, or modify our manufacturing processes, which may delay or prevent approval and our commercialization plans, or may result in our deciding to abandon a development program. If we change our manufacturing processes, we may be required to conduct additional clinical trials or other studies, which also could delay or prevent approval of our product candidates. If we obtain approval, regulatory authorities may approve any of our product candidates for fewer indications than we request (including failing to approve the most commercially promising indications), may impose warnings and restrictions on prescription and distribution, may grant approval contingent on the performance of costly post-marketing clinical trials or other post-marketing commitments, or may approve a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate.

While cilta-cel has received orphan drug designation and breakthrough therapy designation from the FDA, has been granted access to the Priority Medicines ("PRIME") scheme from the EMA, and received confirmation that the product is eligible for accelerated assessment, our development strategy may also include the use of additional expedited pathways, such as through the accelerated or contingent approval pathway. Depending on results of the preclinical and clinical trials in our other product candidates, we may also pursue such status for those candidates. There is no certainty that our product candidates will qualify for breakthrough therapy, orphan drug, or obtain or maintain access to the PRIME scheme, nor can we assume that the clinical data obtained from trials of our product candidates will be sufficient to qualify for any expedited approval program.
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

A key element of our strategy is to use our expertise in tumor biology and cell programming and our proprietary and modular cell programming technologies to develop what we believe are safer and more effective CAR-T and CAR-NK cell therapies. Our focus is on the development of a pipeline of cell therapy product candidates for the treatment of cancers and the progression of these product candidates through clinical development. In addition to developing additional product candidates, we intend to develop platform technologies, including manufacturing technologies, armoring strategies and next-generation CAR product candidates. However, we may not be able to develop product candidates that are safe and effective, or which compare favorably with other commercially available alternatives. Even if we are successful in continuing to build our pipeline and developing next-generation product candidates or expanding into solid tumor indications, the potential product candidates that we identify may not be suitable for clinical development, including as a result of lack of safety, lack of tolerability, lack of anti-tumor activity, or other characteristics that indicate that they are unlikely to be products that will receive marketing approval, achieve market acceptance or obtain reimbursements from third-party payors. We cannot provide you any assurance that we will be able to successfully advance any of these additional product candidates through the development process. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:
•our platform may not be successful in identifying additional product candidates;
•we may not be able or willing to assemble sufficient resources to acquire or discover additional product candidates;
•our product candidates may not succeed in preclinical or clinical testing;
•a product candidate may on further study be shown to have harmful side effects or other characteristics that indicate it is unlikely to be effective or otherwise does not meet applicable regulatory criteria;
•competitors may develop alternatives that render our product candidates obsolete or less attractive;
•product candidates we develop may nevertheless be covered by third parties’ patents or other exclusive rights;
•the market for a product candidate may change during our development program so that the continued development of that product candidate is no longer reasonable;
•a product candidate may not be capable of being produced in commercial quantities at an acceptable cost, or at all; and
•a product candidate may not be accepted as safe and effective by patients, the medical community or third-party payors, if applicable.

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
Some of our product candidates are still in the preclinical development stage, and the risk of failure of preclinical programs is high. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical testing and studies to obtain regulatory clearance to initiate human clinical trials, including based on IND applications in the United States and clinical trial applications ("CTAs"), in China and the EU. We cannot be certain of the timely completion or outcome of our preclinical testing and studies and cannot predict if the FDA, the NMPA, the PMDA or other regulatory authorities will accept our proposed clinical programs or if the outcome of our preclinical testing and studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit IND applications or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of IND applications or similar applications will result in the FDA, the NMPA, the PMDA or other regulatory authorities allowing clinical trials to begin.
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
Results from preclinical studies are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. While we have received positive data from previously completed and ongoing clinical trials of cilta-cel in RRMM, we are still in the process of conducting additional clinical trials in the United States, Japan, several countries in EU, Canada, Australia, Argentina, Brazil, Israel, and Korea in order to seek regulatory approvals. Our other product candidates are in earlier stages of development. For that reason, we do not know whether these candidates will be effective and safe for the intended indications in humans. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. This failure to establish sufficient efficacy and safety could cause us to abandon clinical development of our product candidates.
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
Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with the protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until its conclusion. The enrollment of patients depends on many factors, including:
•the patient eligibility criteria defined in the protocol;
•the number of patients with the disease or condition being studied;
•the understanding of risks and benefits of the product candidate in the trial;
•clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating or drugs that may be used off-label for these indications;
•the size and nature of the patient population who meet inclusion criteria;
•the proximity of patients to study sites;
•the design of the clinical trial;
•clinical trial investigators’ ability to recruit clinical trial investigators with the appropriate competencies and experience;
•competing clinical trials for similar therapies or other new therapeutics not involving T cell-based immunotherapy;
•our ability to obtain and maintain patient consents; and
•the risk that patients enrolled in clinical trials will drop out of the clinical trials before completion of their treatment.
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

We have studied our product candidates and plan to continue to study our product candidates in investigator-initiated clinical trials, which means we do not have full control over the conduct of such trials.

We are currently evaluating our product candidates in investigator-initiated clinical trials. In addition, part of our strategy is to continue to explore new opportunities for cell therapy in investigator-initiated clinical trials in China, where such trials are initiated and conducted under the oversight of the China National Health Commission (the "NHC") as a medical practice technology, rather than the NMPA as a medical product. The NMPA, generally speaking, will accept, review, and reject or approve a CTA only from the manufacturer of the investigational product as the sponsor of the CTA, rather than from a physician who intends to be the investigator and sponsor of the CTA. The NMPA distinguishes the former as registrational clinical trial, and the latter as non-registrational clinical trial, and normally will not consider the data generated from investigator-initiated non-registrational clinical trials, when it reviews the application for registrational clinical trial from the manufacturer.

In the case of CAR-T therapy, however, the NMPA is aware of the large number of investigator-initiated non-registrational clinical trials in China and the United States, and certain reviewers from its Center for Drug Evaluation published two articles on its website in February 2018 and October 2018, expressing the view that (1) the mainstream regulatory oversight is to follow the pathway of registrational clinical trial, but that (2) data from investigator-initiated non-registrational clinical trials may be considered if the non-registrational clinical trials otherwise fully comply with the same requirements applicable to registrational clinical trials, in particular the requirements related to manufacturing quality control, informed consent, data integrity, data management, and all Good Clinical Practices ("GCP") requirements.

Accordingly, our strategy of continuing to explore new opportunities for cell therapy in investigator-initiated clinical trials in China exposes us to the risk that the NMPA may refuse to consider the data from the investigator-initiated clinical trials of our product candidates due to concerns that (1) this does not follow the mainstream regulatory pathway of relying on registrational clinical trial, or that (2) the non-registrational clinical trials of our product candidates may not otherwise fully comply with the same requirements applicable to registrational clinical trials, as further explained below.
Investigator-initiated clinical trials pose similar risks as those set forth elsewhere in this section relating to clinical trials initiated by us. While investigator-initiated trials may provide us with clinical data that can inform our future development strategy, we do not have full control over the protocols, administration, or conduct of the trials. As a result, we are subject to risks associated with the way investigator-initiated trials are conducted and there is no assurance the clinical data from any of our investigator-initiated clinical trials in China will be accepted by the FDA, EMA, PMDA or other comparable regulatory authorities outside of China for any of our product candidates. Third parties in such investigator-initiated clinical trials may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with clinical trial protocols or applicable regulations. Further, any data integrity issues or patient safety issues arising out of any of these trials would be beyond our control, yet could adversely affect our reputation and damage the clinical and commercial prospects for our product candidates. Additional risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues, and difficulties or differences in interpreting data. Third-party investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own, and they may elect to discontinue these trials, even if we believe they have scientific merit. As a result, our lack of control over the design, conduct and timing of, and communications with the FDA, NMPA, EMA and PMDA, other comparable regulatory authorities, and relevant Institutional Review Boards, Ethics Committees, and competent national authorities regarding investigator-initiated trials expose us to additional risks and uncertainties, many of which are outside our control, and the occurrence of which could adversely affect the prospects for our product candidates.

Furthermore, there is no assurance the clinical data from any of our investigator-initiated clinical trials in China, where the patients are predominately of Chinese descent, will produce similar results in patients of different races, ethnicities or those of non-Chinese descent. Finally, the cross-border transfer of data generated by investigator-initiated and other trials in China is regulated by PRC law. We may not be able to transfer all or part of such data to other countries, which may impede our ability to use such data to further regulatory applications and in regulatory reporting in such other countries.
The market opportunities for certain of our product candidates may be limited to those patients who are ineligible for or have failed prior treatments and may be small, and our projections regarding the size of the addressable market may be incorrect.

Cancer therapies are sometimes characterized as first line, second line or third line therapies, and the FDA often approves new therapies initially only for last line use. When blood cancers are detected, they are treated with first line of therapy with the intention of curing the cancer. This generally consists of chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. In addition, sometimes a bone marrow transplantation can be added to the first line therapy after the combination chemotherapy is given. If the patient’s cancer relapses, then they are given a second line or third line therapy, which can consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these, or bone marrow transplant. Generally, the higher the line of therapy, the lower the chance of a cure. With third or higher line, the goal of the therapy in the treatment of lymphoma and myeloma is to control the growth of the tumor and extend the life of the patient, as a cure is unlikely to happen. Patients are generally referred to clinical trials in these situations. Similarly, a portion of our pipeline product candidates target the treatment of advanced or metastatic solid tumors that have failed prior lines of therapy. In some instances, solid tumors that are diagnosed in an early stage may be treated with surgery either alone or in combination with chemotherapy and/or radiation. However, solid tumors that become more advanced or metastatic are often more difficult to treat and current therapies are often inadequate for many patients. In some cases, the goal of the therapy may be to control the growth of the tumor and extend the life of the patient.

While CARVYKTI has been approved by FDA and has received marketing authorizations from a limited number of additional jurisdictions as a later line therapy for patients with MM, there is no guarantee that cilta-cel will be approved for earlier lines of therapy, nor is there any guarantee that any of our other product candidates, even if approved, will be approved for earlier lines of therapy. In addition, we may have to conduct additional large randomized clinical trials prior to or post gaining approval for the earlier line of therapy.
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

In the Phase-1 LEGEND-2 clinical trial, CRS was observed in 91.9 percent of patients, with grade 3 or higher CRS observed in 9.5 percent of patients. Total CAR-T cell neurotoxicity of any grade was observed in one patient who died. No grade 3 or higher neurotoxicity events were reported. There were 34 reported deaths during the Phase 1 LEGEND-2 clinical trial: 28 due to disease progression, one due to CRS and tumor lysis syndrome, one due to pulmonary embolism and potential acute coronary syndrome, one due to respiratory failure associated with subsequent therapy, one due to esophageal carcinoma, and two due to infection. In the Phase 1b/2 CARTITUDE-1 clinical trial, CRS was reported in 95 percent of patients, with grade 3 or higher CRS observed in 5 percent of patients. Total CAR-T cell neurotoxicity of any grade was observed in 21.6 percent of patients, with grade 3 or higher neurotoxicity observed in 12.3 percent of patients. There were 30 reported deaths during the Phase 1b/2 CARTITUDE-1 trial: 14 due to disease progression, six due to treatment-related adverse events as assessed by the investigator, and 10 due to adverse events unrelated to treatment.
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
Patient deaths and severe side effects caused by our product candidates, or by products or product candidates of other companies that are thought to have similarities with our product candidates, could result in the delay, suspension, clinical hold or termination of clinical trials by us, Institutional Review Boards, Ethics Committees, the FDA, the NMPA, the PMDA or other regulatory authorities for a number of reasons. If we elect or are required to delay, suspend or terminate any clinical trial of any product candidates that we develop, the commercial prospects of such product candidates will be harmed and our ability to generate product revenue from any of these product candidates would be delayed or eliminated. Serious adverse events observed in clinical trials could hinder or prevent market acceptance of the product candidate at issue. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.
Additionally, for CARVYKTI or any other of our product candidates that receives marketing approval, if we or others later identify undesirable side effects caused by that product or product candidate, including during any long-term follow-up observation period recommended or required for patients who receive treatment using the product or product candidate or during additional clinical trials or required Risk Evaluation and Mitigation Strategy ("REMs"), a number of potentially significant negative consequences could result, including:
•regulatory authorities may withdraw approvals of such product or product candidate;
•regulatory authorities may require additional warnings on the label;
•if a REMs is not already required for such product or product candidate, we may be required to create a REMs or similar risk management plan, which could include a medication guide outlining the risks of such side effects for distribution to patients, a communication plan for healthcare providers and/or other elements to assure safe use;
•we could be sued and held liable for harm caused to patients; and
•our reputation may suffer.
Any of the foregoing could prevent us from achieving or maintaining market acceptance of the particular product or product candidate, if approved, and could significantly harm our business, results of operations and prospects.
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
We may experience numerous unforeseen events prior to, during or as a result of clinical trials that could delay or prevent our ability to receive marketing approval or commercialize any of our product candidates, including:
•the FDA, the NMPA, the EMA, the PMDA or other comparable regulatory authority may disagree as to the number, design or implementation of our clinical trials, or may not interpret the results from clinical trials as we do;
•regulators or institutional review boards or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;
•we may not reach agreement on acceptable terms with prospective clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different clinical trial sites;
•clinical trials of our product candidates may produce negative or inconclusive results;
•we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;
•the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or we may fail to recruit eligible patients to participate in a trial;

•our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;
•regulators may issue a clinical hold, or regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;
•the cost of clinical trials of our product candidates may be greater than we anticipate;
•the FDA, the NMPA, the PMDA or other comparable regulatory authorities may fail to approve our manufacturing processes or facilities;
•the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate;
•our product candidates may have undesirable side effects or other unexpected characteristics, particularly given their novel, first-in-human application, such as cytokine-induced toxicity and T cell aplasia, causing us or our investigators, regulators or institutional review boards to suspend or terminate the clinical trials; and
•the approval policies or regulations of the FDA, the NMPA, the EMA, the PMDA or other comparable regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.
To the extent that the results of the trials are not satisfactory for the FDA, the NMPA, the European Commission, the PMDA or regulatory authorities in other countries or jurisdictions to approve the BLA, marketing authorization application, new drug application ("NDA"), or other comparable applications, the commercialization of our product candidates may be significantly delayed, or we may be required to expend significant additional resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates.
CARVYKTI and our product candidates are biologics and their manufacture is complex and we may encounter difficulties in production, particularly with respect to process development or scaling-out of our manufacturing capabilities. If we encounter such difficulties, our ability to provide supply of our product candidates for commercialization and clinical trials could be delayed or stopped.
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
The manufacture and delivery of autologous CAR-T cell therapies to patients involves complex, integrated processes, including harvesting T cells from patients, programming the T cells ex vivo, multiplying the CAR-T cells to obtain the desired dose, and ultimately infusing the CAR-T cells back into a patient’s body. As a result of the complexities, the cost to manufacture biologics in general, and our CAR-T cell product candidates in particular, is generally higher than traditional small molecule chemical compounds, and the manufacturing process is more variable and is more difficult and costly to reproduce. In addition, our manufacturing process is susceptible to product loss or failure due to logistical issues associated with the collection of white blood cells from the patient, shipping such patient material to the manufacturing site, storing and processing such patient material, shipping the patient material with the CAR-T cells back to the patient, and infusing the patient with the final product. Other manufacturing issues include the differences in patient starting materials, inconsistency in cell growth, variability in product characteristics, interruptions in the manufacturing process, equipment or reagent failure, improper installation or operation of equipment, and vendor or operator error. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects, and other supply disruptions. If we lose, destroy or otherwise impair the patient materials at any point in the vein-to-vein supply chain, the manufacturing process for that patient may need to be restarted and the resulting delay may adversely affect that patient’s outcome due to the risk of disease progression. In addition, because our products and product candidates are manufactured for each particular patient, we are required to maintain a chain of identity with respect to materials as they move from the patient to the manufacturing facility, through the manufacturing process, and back to the patient. Maintaining such a chain of identity is difficult and complex, and failure to do so could result in adverse patient outcomes, loss of product, or regulatory action including withdrawal of our products from the market. Further, as product candidates are developed through preclinical to late stage clinical trials toward approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods, are altered along the way in an effort to optimize processes and results. Such changes carry the risk that they will not achieve these intended objectives, and any of these changes could cause our product candidates to perform differently and affect the results of planned clinical trials or other future clinical trials.

Our manufacturing facilities also require commissioning and validation activities to demonstrate that they operate as designed, and are subject to government inspections by the FDA, the NMPA, the EMA, the PMDA and other comparable regulatory authorities. If we are unable to reliably produce products to specifications acceptable to the regulatory authorities, we may not obtain or maintain the approvals we need to manufacture our products. Further, our facilities may fail to pass government inspections prior to or after the commercial launch of our product candidates, which would cause significant delays and additional costs required to remediate any deficiencies identified by the regulatory authorities. Any of these challenges could interrupt the supply of commercial product, impair commercialization efforts, cause us to fail to meet expectations for product sales, delay completion of clinical trials, require bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our product candidate, increase our cost of goods, and have an adverse effect on our business, financial condition, results of operations and growth prospects.
The process for treating cancer patients using T cell therapy is subject to human and systemic risks.
The “vein-to-vein” cycle for treating cancer patients using autologous T cell therapy typically takes approximately four to six weeks and involves a large number of steps and human participants. First, the patient’s lymphocytes are isolated by apheresis at the clinical site and shipped to the manufacturing site. Under current good manufacturing practices ("cGMP") conditions at the manufacturing site, the patient’s lymphocytes are thawed and washed, and then enriched for CD3-positive T cells using specialized reagents. After overnight culture and T cell activation, the T cells are transduced using lentiviral vector transduction technology to introduce the CAR genetic construct into the enriched T cell population. At the completion of T cell transduction, the T cells are expanded for several days, harvested, formulated into the final drug product and then cryopreserved for delivery to patients. In both the United States and China, samples of the final product are subjected to several release tests which must fulfill specified criteria for the product to be released for infusion. These include sterility, identity, purity, potency and other tests. We are subject to stringent regulatory and quality standards in the course of a T cell therapy treatment process. We cannot assure you that our quality control and assurance efforts will be successful or that the risk of human or systemic errors in these processes can be eliminated.
Prior treatments can alter the cancer and negatively impact chances for achieving clinical activity with our CAR-T cells.
Patients with hematological cancers typically receive highly toxic chemotherapy as their initial treatments. Such treatments can impact the viability of the T cells collected from the patient and may contribute to highly variable responses to CAR-T cell therapies. Patients could also have received prior therapies that target the same target antigen on the cancer cells as our intended programmed CAR-T cell product or product candidates, which could result in these patients having cancer cells with low or no expression of the target. As a result, our CAR-T cell product candidates may not recognize the cancer cell and may fail to achieve clinical activity. Our lead product candidate, cilta-cel (which was approved by the FDA and the European Commission under the trademark CARVYKTI), faces this challenge. For example, MM patients could have received a BCMA-targeting antibody drug conjugate BCMA-ADC, like GSK2857916, BCMA targeting T cell engagers, like AMG-420 (Amgen) and CC-93269 (Bristol-Myers Squibb), or similar products or product candidates prior to receiving cilta-cel. If any of our product candidates do not achieve a sufficient level of clinical activity, we may discontinue the development of that product candidate, which could have an adverse effect on the value of our ADSs.

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
Risks Related to Our Business Operations
As a company with substantial operations outside of the United States, our business is subject to economic, political, regulatory and other risks associated with international operations.
As a company with substantial operations in the EU and China, our business is subject to risks associated with conducting business outside the United States. Many of our suppliers and clinical trial relationships are located outside the United States. Accordingly, our future results could be harmed by a variety of factors, including:
•economic weakness, including inflation, or political instability in particular non-U.S. economies and markets;
•differing and changing regulatory requirements for product approvals;
•differing jurisdictions could present different issues for securing, maintaining or obtaining freedom to operate in such jurisdictions;
•potentially reduced protection for intellectual property rights;
•difficulties in compliance with different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations;
•changes in non-U.S. regulations and customs, tariffs and trade barriers;
•changes in non-U.S. currency exchange rates of the U.S. dollar, euro, RMB and currency controls;
•changes in a specific country’s or region’s political or economic environment;
•trade protection measures, import or export licensing requirements or other restrictive actions by governments;
•differing reimbursement regimes and price controls in certain non-U.S. markets;
•negative consequences from changes in tax laws;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad, including, for example, the variable tax treatment in different jurisdictions of options and restricted share units granted under our incentive equity plans;
•workforce uncertainty in countries where labor unrest is more common than in the United States;
•litigation or administrative actions resulting from claims against us by current or former employees or consultants individually or as part of class actions, including claims of wrongful terminations, discrimination, misclassification or other violations of labor law or other alleged conduct;
•difficulties associated with staffing and managing international operations, including differing labor relations;
•production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•business interruptions resulting from geo-political actions, including war and terrorism, failure of financial institutions, health epidemics, or natural disasters including earthquakes, typhoons, floods and fires.
See “Item 3.D. Risk Factors—Risks Related to Doing Business in China” for additional risks related to our operations in China.

We will need to grow the size of our organization, and we may experience difficulties in managing this growth.
As of December 31, 2022, we had approximately 1,390 full-time employees. As our development and commercialization plans progress and strategic plans expand and develop, and as we mature as a public company, we expect to need additional managerial, operational, financial and other personnel, including personnel to support our product development and both current and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:
•identifying, recruiting, integrating, maintaining and motivating additional employees;
•managing our internal development efforts effectively, including the clinical, FDA, NMPA, EMA and PMDA review processes for our product candidates; and
•improving our operational, financial and management controls, reporting systems and procedures.
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

Recruiting and retaining qualified managerial, financial, scientific, clinical, commercialization, manufacturing, and sales and marketing personnel, will be critical to our success. The loss of the services of members of our senior management or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing members of our senior management and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our product candidates. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel. Competition to hire from this limited candidate pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.

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
From time to time, we may evaluate various acquisitions and strategic collaborations, including licensing or acquiring complementary products, intellectual property rights, technologies or businesses, as we may deem appropriate to carry out our business plan. Any potential acquisition or strategic collaboration may entail numerous risks, including:
•increased operating expenses and cash requirements;
•the assumption of additional indebtedness or contingent liabilities;
•assimilation of operations, intellectual property and products of an acquired company, including difficulties associated with integrating new personnel;
•the diversion of our management’s attention from our existing programs and initiatives in pursuing such a strategic partnership, merger or acquisition;
•retention of key employees, the loss of key personnel and uncertainties in our ability to maintain key business relationships;
•risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and marketing approvals; and
•our inability to generate revenue from acquired technology sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.
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
Our internal information technology systems, or those of our third-party vendors, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a significant disruption of our product development programs, expose us to regulatory investigations, give rise to significant liability, subject us to costly and protracted litigation, cause significant reputational harm and interfere with our ability to operate our business effectively.
In the ordinary course of business, we collect, store, and transmit sensitive information, including but not limited to intellectual property, proprietary business information, and personal information such as health-related data. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such sensitive information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our sensitive information.

Our internal information technology systems and those of our current and any future third-party vendors, collaborators and other contractors or consultants may be vulnerable to a variety of evolving threats, including but not limited to social-engineering attacks (including through phishing attacks), malicious code (such as viruses and worms), malware, (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, earthquakes, fires, floods, terrorism, war and telecommunication, electrical failures and other similar threats. In particular, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. In addition, a breach or disruption of our systems could occur as a result of an intentional or unintentional action or lack of action by a person inside of our network with authorized access. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

While we have not experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations or a loss of, or damage to, our data or applications, or those of our third-party vendors and other collaborators, contractors and consultants, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information, significant delays or setbacks in our research, or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur significant liability, our competitive position could be harmed, our reputation could be damaged, and the further development and commercialization of our product candidates could be delayed. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. In addition, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our customers or employees, could compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information. The costs related to significant security breaches or disruptions could be material and exceed the limits of the cybersecurity insurance we maintain against such risks.

Our ability to monitor third-party vendors and other collaborators, contractors and consultants; information security practices is limited, and these third parties may not have adequate information security measures in place. If the information technology systems of these third parties become subject to disruptions or security breaches, we may be exposed to material liability and have insufficient recourse against such third parties and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. While we may be entitled to damages if our third-party service providers fail to satisfy their data privacy or security-related obligations to us, any awards may be insufficient to cover our damages, or we may be unable to recover such award.
We are or may become subject to a variety of stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security, and our failure or failure of our third-party vendors, collaborators, contractors or consultants to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, disruptions of our business operations, reputational harm, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

In the ordinary course of business, we maintain and process, and our third-party vendors, collaborators, contractors and consultants maintain and process on our behalf, personal data, and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property and health information in connection with our commercialization and development activities and our employees. Our data processing activities may, subject us to the numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and safety security policies, contractual requirements and other obligations relating to data privacy and security. Any actual or perceived failure by us, our third- party vendors, collaborators, contractors and consultants to comply with applicable data privacy and security obligations could result in government enforcement actions (e.g. investigations, fines , penalties, audits, inspections, and similar actions); litigation (including class-action claims), additional reporting requirements and oversight; bans on processing personal data; orders to destroy or not use personal data; fines; imprisonment of company officials and public censure; claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Further, because the interpretation and application of health-related and data protection laws, regulations, standards, and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.
Regulatory authorities in China have implemented and are considering a number of legislative and regulatory proposals concerning data protection. On April 2, 2018, the General Office of the PRC State Council promulgated the Measures for the Management of Scientific Data (the "Scientific Data Measures"), which provide a broad definition of scientific data and relevant rules for the management of scientific data. According to the Scientific Data Measures, any scientific data involving state secret, state security, social public interests, commercial secret or personal privacy may not be open and shared; where openness is indeed needed, the purpose, user’s qualification, conditions of confidentiality and other factors shall be reviewed, and the informing scope shall be strictly controlled. Further, any researcher conducting research funded, at least in part, by the PRC government is required to submit relevant scientific data for management by the entity to which such researcher is affiliated before such data may be published in any foreign academic journal.

The Cyber Security Law of the PRC, which became effective in June 2017, created China’s national-level data protection for “network operators,” which may include all organizations in China that provide services over the internet or another information network. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of the Cyber Security Law. Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities, which were issued by the General Office of the State Council and another authority on July 6, 2021, requires the speed-up of the revision of the provisions on strengthening the confidentiality and archives management related to overseas issuance and listing of securities, and improvement to the laws and regulations related to data security, cross-border data flow, and management of confidential information. The Data Security Law, which was promulgated by the Standing Committee of PRC National People’s Congress (the "SCNPC"), on June 10, 2021 and became effective on September 1, 2021, outlines the main system framework of data security protection. The Personal Information Protection Law promulgated by the SCNPC on August 20, 2021 and which became effective on November 1, 2021 outlines the main system framework of personal information protection and processing.
The Measures for Cyber Security Review (2021) were published by the CAC and 12 other relevant PRC government authorities on December 28, 2021 and became effective on February 15, 2022. These measures provide that, among other things, (i) if a “network platform operator” that possesses personal information of more than one million users intends to go public in a country other than Greater China, it must apply for a cyber security review with the cyber security review office; and (ii) the relevant PRC governmental authorities may initiate cyber security review if they determine certain network products, services, or data processing activities affect or may affect national security.

On July 7, 2022, the CAC published the Measures on Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022 and provides that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data abroad; (ii) where a Critical Information Infrastructure Operators or a data processor which processes personal information of more than 1,000,000 individuals provides personal information abroad; (iii) where a data processor has provided personal information in the aggregate of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required.
The draft Regulations for the Administration of Cyber Data Security (the "Draft Data Security Regulations"), published by the CAC on November 14, 2021 for public comments until December 13, 2021 reiterate that a data processor who processes personal information of more than one million individuals shall go through the cyber security review if it intends to be listed in a country other than Greater China, and if a data processor conducts any data processing activities that affect or may affect national security, an application for cyber security review shall also be made by such processor. And the Draft Data Security Regulations require data processors processing important data or being listed outside China shall carry out data security assessment annually by itself or through a third-party data security service provider and submit assessment report to local agency of the CAC. The Draft Data Security Regulations provide a broad definition of data processing activities, including collection, storage, usage, processing, transfer, provision, publication, deletion and other activities, and the Draft Data Security Regulations also provide a broad definition of data processors as individuals and entities which autonomously determine the purpose and method during data processing activities. However, the Draft Data Security Regulations provide no further elaboration on what constitutes a situation that “affects or may affect national security” and are subject to further changes before being formally adopted and coming into effect.
As of the date of this Annual Report, the rules and implementations of the Measures for Cyber Security Review (2021) and the Measures on Security Assessment of Cross-border Transfer of Data are limited, and the Draft Data Security Regulations are still in draft forms and have not come into effect, and the PRC governmental authorities may have wide discretion in the interpretation and enforcement of these laws and regulations. It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rulemaking process. If the enacted version of the Draft Data Security Regulations requires any clearance of cyber security review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cyber security and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. We have been making constant efforts to comply with the relevant data protection laws and regulations in the PRC and will endeavor to comply with any update in the applicable laws, regulations or guidelines as issued by any relevant regulatory authorities in the PRC. However, we cannot assure you that we are able to comply with any applicable privacy and data security laws, regulations and guidelines in a timely manner, or at all.

In addition, certain industry-specific laws and regulations affect the collection, use and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (effective in July 2019), which require approval/filing from the Science and Technology Administration Department of the PRC State Council where human genetic resources are involved in any international collaborative project and additional approval, filing and backup for any export or cross-border transfer of the human genetic resources samples or associated data or for providing/offering access of the information on human genetic resources to non-PRC entities and the institutions established or actually controlled thereby. We cannot assure you that we have complied or will be able to comply with all applicable human genetic resources related regulations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of human genetic resources samples and associated data and administrative fines. As there are still uncertainties regarding the further enacting of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to make rectification and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions. As a result, we may be required to suspend our related businesses or face other penalties which may have material adverse effect on our business, operations and financial condition.

We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of health-related and data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business. In addition, these privacy regulations may differ from country to country, and may vary based on whether testing is performed in the U.S. or in the local country and our operations or business practices may not comply with these regulations in each country.

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

In May 2018, the General Data Protection Regulation (the "EU GDPR"), took effect in the European Economic Area (the "EEA"), where have growing operations. Further, as a consequence of the exit of the United Kingdom (the "UK") from the EU (known as "Brexit"), the United Kingdom has implemented a legislation similar to the EU GDPR, the ("UK GDPR"), including the UK Data Protection Act. The EU and UK GDPR govern the collection, use, disclosure, transfer or other processing of personal data of persons who are in the EU or in the UK. Among other things, the EU and UK GDPR impose requirements regarding the security of personal data and notification of data processing obligations to the competent national data protection authorities, establish a limited range of lawful bases on which personal data can be processed, expand the definition of personal data and requires changes to informed consent practices, as well as more detailed notices for clinical trial subjects and investigators. In addition, the EU and UK GDPR, impose substantial fines for breaches and violations. For example, under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In the ordinary course of business, we may transfer personal data from the EEA, United Kingdom and other jurisdictions to the United States or other countries. EEA, United Kingdom and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA and United Kingdom’s standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

If there is no lawful manner for us to transfer personal data from the EEA, the United Kingdom or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and United Kingdom to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of the EEA for allegedly violating the EU GDPR’s cross-border data transfer limitations.
In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these constantly evolving laws can be subject to varying interpretations. For example, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 ( "HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), establish specific requirements related to the privacy, transmission, and security of individually identifiable health information, that constitutes protected health information. Enforcement of HIPAA and its regulations can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources.
Further, the California Consumer Privacy Act of 2018 ("CCPA") applies to personal information of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents.

In addition, the California Privacy Rights Act of 2020 (“CPRA”) expands the CCPA’s requirements, including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law. Other states, such as Virginia, Colorado, Utah, and Connecticut have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us, the third parties upon whom we rely.
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
We expect that there will continue to be new proposed laws and regulations concerning data privacy and security, and we cannot yet determine the impact such future laws, regulations and standards may have on our business. New laws, amendments to or re-interpretations of existing laws, regulations, standards and other obligations may require us to incur additional costs and restrict our business operations. Because the interpretation and application of health-related and data protection laws, regulations, standards and other obligations are still uncertain, and often contradictory and in flux, it is possible that the scope and requirements of these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. If so, this could result in government-imposed fines or orders requiring that we change our practices, which could adversely affect our business.

In addition, these privacy regulations may differ from country to country, and may vary based on whether testing is performed in the United States or in the local country and our operations or business practices may not comply with these regulations in each country.

Compliance with these and any other applicable data privacy and security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we or our third-party vendors, collaborators, contractors and consultants fail, or are perceived to fail, to comply with any such laws or regulations, we may face regulatory investigations, significant fines and penalties, reputational damage or be required to change our business practices, all of which could adversely affect our business, financial condition and results of operations.
The COVID-19 coronavirus could adversely impact our business, including our clinical trials.
In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China. Since then, the COVID-19 coronavirus has spread globally, including to the United States, Europe and Japan, which are countries in which we have planned or ongoing clinical trials. The outbreak and government measures taken in response have also had a significant impact, both direct and indirect, on businesses, as worker shortages have occurred; supply chains have been disrupted; facilities and production have been suspended; and demand for certain goods and services, such as medical services and supplies, has spiked. As a result, we have and may in the future experience disruptions impacting our business and clinical trials, including:
•delays or difficulties in enrolling patients in our clinical trials;
•delays or difficulties in clinical site initiation, including difficulties in recruiting clinical site investigators and clinical site staff;
•diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;
•interruption of key clinical trial activities, such as clinical trial site monitoring, due to limitations on travel imposed or recommended by federal or state governments, employers and others;
•limitations in employee resources that would otherwise be focused on the conduct of our clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people; and

•disruptions to supply chains that may prevent, cause delays in, and render more expensive our procurement of raw materials necessary for the manufacture of products used in commercial sales and clinical trials.
For our clinical trials that are being conducted at sites outside the United States, particularly in countries which are experiencing heightened impact from the COVID-19 coronavirus, in addition to the risks listed above, we have and may in the future experience the following adverse impacts:
•delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;
•delays in clinical sites receiving the supplies and materials needed to conduct our clinical trials;
•interruption in global shipping that may affect the transport of clinical trial materials;
•changes in local regulations as part of a response to the COVID-19 coronavirus outbreak which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether. For instance, the protocols for certain of our clinical trials have been amended to allow local evaluations for patients who could not access the main hospital in which such trial is being conducted;
•delays in necessary interactions with local regulators, ethics committees and other important agencies and contractors due to limitations in employee resources or forced furlough of government employees; and
•refusal of the FDA to accept data from clinical trials in these affected geographies.
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
Our operations, and those of our vendors and suppliers, could be subject to earthquakes, power shortages, telecommunications failures, failures of financial institutions, water shortages, floods, hurricanes, typhoons, fires, extreme weather conditions, medical epidemics and other natural or man-made disasters or business interruptions, for which we are predominantly self-insured. The occurrence of any of these business disruptions could seriously harm our operations and financial condition and increase our costs and expenses. We currently rely on third-party suppliers to produce and process our product candidates on a patient-by-patient basis. Our ability to obtain clinical supplies of our product candidates could be disrupted if the operations of these suppliers are affected by a man-made or natural disaster or other business interruption.

Terrorist attacks and international hostilities and instability in any region could adversely affect our business.

Terrorist attacks, the outbreak of war, or the existence of international hostilities could damage the world economy, adversely affect the global supply chain and adversely affect both our ability to sell our products to certain regions or purchase supplies from such regions. In particular, the warfare and political turmoil in Ukraine could adversely impact our financial condition, result of operations and cash flows. In February 2022, Russian troops invaded Ukraine. Although the severity and duration of the ongoing military action are highly unpredictable, the Russia-Ukraine military conflict in Ukraine could materially disrupt our operations in Europe and/or increase their costs. In addition, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions being levied by the EU, the U.S. and other countries against Russia, Belarus and the two separatist republics in the Donetsk and Luhansk regions, with additional potential sanctions threatened and/or proposed. Russia’s military incursion and the resulting sanctions could adversely affect the global economy and financial markets and thus could affect our business, operations, operating results and financial condition as well as, potentially, the price of our ordinary shares and ADSs.

We have identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise if we fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

On October 19, 2022, the Audit Committee (the “Audit Committee”) of our board of directors (“Board”), after meeting with management to consider the relevant facts and circumstances, determined that the following financial statements should no longer be relied upon:

•our audited financial statements as of and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019 (the “Affected Audited Financials”); and
•our unaudited financial statements for the interim period ended March 31, 2022 (the “Affected Unaudited Financials”).

We amended and restated (the “Restatement”) the Affected Audited Financials in Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and the Affected Unaudited Financials in our report on Form 6-K/A dated February 17, 2023.

As a result of the Restatement, we concluded that there was a material weakness (the "2021 Material Weakness") in our internal control over financial reporting as of December 31, 2021 relating to the lack of adequate review and monitoring of controls over complex agreements, specifically, the Janssen Agreement, and our disclosure controls and procedures were not effective.

Further, in connection with the audit of our financial statements for the fiscal year ended December 31, 2022, we concluded that there was a material weakness (the “2022 Material Weakness” and together with the 2021 Material Weakness, the “Material Weaknesses”) in our internal control over financial reporting as of December 31, 2022 relating to ineffective information technology general controls (“ITGCs”) in the area of privileged and regular user access and change management over key information technology (“IT”) systems that support our financial reporting processes. As a result, the related process-level IT dependent controls and application controls were also ineffective.

To address the Material Weaknesses, and with the oversight of the Audit Committee, we are committed to implementing remediation measures. These measures, some of which we have already implemented and others which we are in the process of implementing, are intended to both address the identified Material Weaknesses and strengthen our overall financial control environment. Our measures to remediate the 2021 Material Weakness include: (i) implementing additional responsive review and monitoring controls for complex agreements, including the Janssen Agreement, including additional review by the Chief Financial Officer and other senior finance staff over critical accounting judgments and estimates, reporting and disclosures; (ii) expanding the capabilities of existing financial reporting personnel through specific continuous training and education in the application of IFRS standards, with a focus on complex agreements, including the Janssen Agreement; and (iii) hiring additional financial reporting personnel with appropriate IFRS accounting experience. We have also engaged additional external resources to aid and supplement our internal resources in the execution of this remediation plan. Our measures to remediate the 2022 Material Weakness include: (i) automating manual processes by using a governance, risk and compliance tool that we first deployed during February 2023; (ii) strengthening our IT compliance oversight by adding additional personnel engaged in that function; (iii) developing and implementing additional training and awareness programs addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on user access; (iv) strengthening the review process by adding additional reviews; and (v) providing regular updates to the Audit Committee of the Board on the remediation measures.

While we are undertaking efforts to remediate the material weaknesses, the material weaknesses will not be considered remediated until our applicable remediation plan has been fully implemented, the applicable controls operate for a sufficient period of time and we have concluded, through testing, that the newly implemented and enhanced controls are operating effectively. As we continue to evaluate and work to improve our internal controls over financial reporting, we may take additional measures to address these control deficiencies or modify the remediation plans described above. At this time, we cannot predict the success of such efforts or the outcome of our assessment of the remediation efforts. We can give no assurance that our efforts will remediate the material weaknesses, or that additional material weaknesses will not be identified in the future.

As a public company, we must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. We are subject to reporting obligations under U.S. securities laws, including the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). Section 404(a) of the Sarbanes-Oxley Act ("Section 404(a)"), requires that management assess and report annually on the effectiveness of our internal controls over financial reporting and identify any material weaknesses in our internal controls over financial reporting. Pursuant to Section 404(b) of the Sarbanes-Oxley Act ("Section 404(b)"), our independent registered public accounting firm is required to issue an annual attestation report that addresses the effectiveness of our internal controls over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that our Audit Committee be advised and regularly updated on management’s review of internal control over financial reporting. The presence of material weaknesses, if identified, could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our operating results or result in our auditors issuing a qualified audit report. In order to maintain effective disclosure controls and procedures and internal controls over financial reporting, we must expend significant resources and provide significant management oversight. There can be no assurance that we will be effective in maintaining adequate internal controls.
If either we are unable to conclude that we have effective internal controls over financial reporting or, our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b), investors may lose confidence in our operating results, the price of our ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404, we may not be able to remain listed on the Nasdaq Stock Market LLC ("Nasdaq").
We have broad discretion in the use of our cash and cash equivalents and may invest or spend these in ways with which you do not agree.
Our management has broad discretion in the application of our cash and cash equivalents and could spend such cash and cash equivalents in ways that do not improve our results of operations or enhance the value of our ADSs. The failure by our management to apply these amounts effectively could result in financial losses that could have a negative impact on our business, cause the price of our ADSs to decline and delay the development of our product candidates and preclinical program. Pending the use of our cash and cash equivalents, we may invest the same in a manner that does not produce income or that loses value.
Risks Related to Our Dependence on Third Parties
We depend upon our existing collaboration partner, Janssen, and other third parties, and we may depend upon future collaboration partners to commit to the research, development, manufacturing and marketing of our product candidates.
We have a significant collaboration with Janssen for the development and commercialization of cilta-cel.

We may enter into additional collaborations for our other product candidates or technologies in development. We cannot control the timing or quantity of resources that our existing or future collaborators will dedicate to research, preclinical and clinical development, manufacturing or marketing of our products. Our collaborators may not perform their obligations according to our expectations or standards of quality. Our collaborators could terminate our existing agreements for a number of reasons, including a material breach of agreement or an unforeseen material safety event. If the Janssen Agreement were to be terminated, we could encounter significant delays or other impairments in the commercialization of CARVYKTI and further developing cilta-cel, lose the opportunity to earn any future revenue we expected to generate under the agreement, incur unforeseen costs, and suffer damage to the reputation of our products, product candidates and as a company generally.
We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and may rely on third-party contract research organizations ("CROs"), to assist us in this process. In addition, to optimize the launch and market penetration of certain of our future product candidates, we may enter into distribution and marketing agreements with pharmaceutical industry leaders. For these future potentially partnered product candidates, we would not market our products alone once they have obtained marketing authorization. The risks inherent in entry into these contracts are as follows:
•the negotiation and execution of these agreements is a long process that may not result in an agreement being signed or that can delay the development or commercialization of the product candidate concerned;
•these agreements are subject to cancellation or nonrenewal by our collaborators, or may not be fully complied with by our collaborators;
•in the case of a license granted by us, we lose control of the development of the product candidate licensed;
•in such cases we would have only limited control over the means and resources allocated by our partner for the commercialization of our product; and
•collaborators may not properly obtain, maintain, enforce, or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation.
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

In addition, we rely on data or other information generated or reported to us by our collaborators relating to, among other things, product development, marketing or regulatory approvals and commercialization efforts. Although we believe the information from our collaborators is reliable, we are unable to independently audit or verify the accuracy or completeness of all such data or information, and any inaccuracies may adversely affect our business.
Should any of these risks materialize, or should we fail to find suitable collaborators, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

The revenue generated from the Janssen Agreement has contributed and is expected to contribute a large portion of our revenue for the foreseeable future.
We have entered into the Janssen Agreement in respect of the development of cilta-cel. We received an upfront payment of $350.0 million from Janssen in 2018, and an additional $300.0 million in milestone payments through the date of this Annual Report. Janssen may not execute its obligations as planned or may refuse to honor their commitments under the Janssen Agreement. The non-performance of Janssen, early termination of the Janssen Agreement, or our inability to find new or replacement partners may negatively impact our revenue and research and development activities and funding therefore. Should any of these risks materialize, this would have an adverse effect on our business, prospects, financial condition and results of operations.
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
We have received and expect to continue to receive payments from Janssen when we satisfy certain pre-specified milestones in the Janssen Agreement. We currently depend to a large degree on these milestone payments from Janssen in order to fund our operations. We may enter into new collaboration agreements that also provide for milestone payments. The milestone payments in the Janssen Agreement are generally dependent on the accomplishment of various clinical, regulatory, sales and other product development objectives. The successful or timely achievement of many of these milestones is outside of our control, in part because some of these activities are being or will be conducted by Janssen. If we or Janssen fail to achieve the applicable milestones, we will not receive such milestone payments. A failure to receive any such milestone payment may cause us to:
•delay, reduce or terminate certain research and development programs or otherwise find ways to reduce short-term expenses that may not be in our long-term best interest;
•raise funds through additional equity or convertible debt financings that could be dilutive to our shareholders;
•obtain funds through collaboration agreements that may require us to assign rights to technologies or products that we would have otherwise retained;
•sign new collaboration or license agreements that may be less favorable than those we would have obtained under different circumstances; and
•consider strategic transactions or engaging in a joint venture with a third party.

In addition, any potential royalty payments are under the Janssen Agreement are dependent on the successful product development and commercialization of our product candidates. Furthermore, we and Janssen may, from time to time, disagree about whether a particular milestone payment under the Janssen Agreement has been earned. Although the Janssen Agreement and applicable law provide remedies for either party’s failure to perform its obligations, there can be no assurance that we will be paid milestones to which we believe we are entitled and any related dispute with Janssen may result in a termination of the Janssen Agreement or otherwise impair our collaboration with Janssen.

Our failure to receive milestone or royalty payments and the occurrence of any of the events above may have a material adverse impact on our business, prospects, financial condition and results of operations.
We rely on Genscript to provide certain services.
We rely on a limited number of services provided by Genscript pursuant to the agreements described in “Item 7 - Major Shareholders and Related Party Transactions - Certain Relationships and Related Party Transactions—Transactions with Genscript.” We do not expect personnel and support staff who provide services to us under these agreements will have as their primary responsibility the management and administration of our business or will act exclusively for us. In addition, Genscript may prioritize its own needs ahead of the services Genscript has agreed to provide us, or Genscript employees who conduct services for us may prioritize Genscript’s interests over our interests. As a result, such individuals will not allocate all of their time and resources to us.
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
We have entered into, and may in the future enter into, partnership agreements with third parties for the development and commercialization of our product candidates, which may adversely affect our ability to generate revenue.
We have entered into and may seek to enter into additional collaborations or partnerships with third parties for the development and potential commercialization of our product candidates. Should we seek to collaborate with a third party with respect to a prospective development program, we may not be able to locate a suitable partner or to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing partners for the development and commercialization of our product candidates, such as the arrangement we have entered into related to the development and commercialization of cilta-cel with Janssen, we have limited control over the time and resources that our partners may dedicate to the development and commercialization of our product candidates. These partnerships pose a number of risks, including the following:
•partners may not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources or a change in strategic focus;
•partners may believe our intellectual property is not valid or is unenforceable or the product candidate infringes on the intellectual property rights of others;
•partners may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenue;
•partners may decide to pursue a competitive product developed outside of the collaboration arrangement;
•partners may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals; or
•partners may delay the development or commercialization of our product candidates in favor of developing or commercializing another party’s product candidate.
Thus, partnership agreements may not lead to development, regulatory approval, or successful commercialization of product candidates in the most efficient manner or at all. Some partnership agreements are terminable without cause on short notice. Once a partnership agreement is signed, it may not lead to regulatory approval and commercialization of a product candidate. We also face competition in seeking out partners. If we are unable to secure new collaborations that achieve the collaborator’s objectives and meet our expectations, we may be unable to advance our product candidates and may not generate meaningful revenue.
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

Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with regulatory standards, commonly referred to as good laboratory practices and good clinical practices for conducting, recording and reporting the results of preclinical and clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. Similar regulatory requirements apply outside the United States, including the International Council for Harmonisation of Technical Requirements for the Registration of Pharmaceuticals for Human Use (the "ICH"). We are also required to register certain ongoing clinical trials and post the results of certain completed clinical trials on a government-sponsored database within specified time frames. Failure to do so by us or third parties can result in FDA or another regulatory authority refusing to approve applications based on the clinical data, enforcement actions, adverse publicity and civil and criminal sanctions.

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

In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or another regulatory authority concludes that the financial relationship may have affected the interpretation of the trial, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection by the FDA or another regulatory authority. Any such delay or rejection could prevent us from commercializing our clinical-stage product candidates or any future product candidates.
Cell-based therapies rely on the availability of reagents, specialized equipment, and other specialty materials, which may not be available to us on acceptable terms or at all. For some of these reagents, equipment, and materials, we rely or may rely on sole source vendors or a limited number of vendors, which could impair our ability to manufacture and supply our products.

Manufacturing our product candidates will require many reagents, which are substances used in our manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. We currently depend on a limited number of vendors for access to facilities and supply of certain materials and equipment used in the manufacture of our product candidates. For example, we currently use facilities and equipment at external CMOs as well as supply sources internal to the collaboration for vector supply. Our use of CMOs increases the risk of delays in production or insufficient supplies as we transfer our manufacturing technology to these CMOs and as they gain experience with our supply requirements. In addition, we purchase equipment and reagents critical for the manufacture of our product candidates from Hemacare, Miltenyi, Leukapheresis Collection Center and other suppliers on a purchase order basis. Some of our suppliers may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support our needs. We also do not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, we may not be able to obtain key materials and equipment to support clinical or commercial manufacturing.
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

Our product candidates and the activities associated with their development and commercialization, including their design, research, testing, manufacture, safety, efficacy, quality control, recordkeeping, labeling, packaging, storage, approval, advertising, promotion, sale, distribution, import, export, and reporting of safety and other post-market information, are subject to comprehensive regulation, including by the FDA, the NMPA, the EMA, the PMDA and other comparable regulatory authorities in other jurisdictions, including the EU. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have only limited experience in filing and supporting the applications necessary to gain marketing approvals and may rely on third-party CROs to assist us in this process. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use. Further, in connection with marketing approval, the accompanying label for a product may limit its approved use, which could limit sales of the product.
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

In order to market and sell our products in the EU, Japan, China and any other international jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval elsewhere may differ substantially from that required to obtain approval from the FDA. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining approval from the FDA. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from regulatory authorities outside the United States on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, failure to obtain approval in one jurisdiction may impact our ability to obtain approval elsewhere. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.
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
Obtaining regulatory approvals outside of the United States and compliance with regulatory requirements outside of the United States could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or to receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.
Even if we obtain marketing approvals for our product candidates, the terms of approvals and ongoing regulation of our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulatory requirements for manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, sampling, and recordkeeping, including the potential requirements to implement a REMs program (which is a requirement for FDA’s approval of CARVYKTI) or equivalent foreign program or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to comply with extensive regulatory requirements of the FDA, the NMPA, the European Commission, the PMDA and other regulatory authorities, including ensuring that quality control and manufacturing procedures conform to cGMP and other comparable regulations and standards, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We or our suppliers could be subject to periodic unannounced inspections by the FDA, the NMPA, the European Commission, the PMDA or other regulatory authorities to monitor and ensure compliance with cGMP.
Accordingly, we and our suppliers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability.
Thus, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any product candidate for which we obtain regulatory approval could be subject to post-marketing restrictions or recall or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

The FDA and other federal and state agencies, including the U.S. Department of Justice (“DOJ”) and equivalent regulatory authorities outside of the United States closely regulate compliance with all requirements governing prescription products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA, DOJ and equivalent regulatory authorities outside of the United States impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, or if other of our marketing claims are deemed false or misleading, we may be subject to enforcement action. Violations of such requirements may lead to investigations alleging violations of the U.S. federal Food, Drug and Cosmetic Act (the "Food, Drug and Cosmetic Act") and other statutes, including the U.S. federal False Claims Act (the "False Claims Act") and other federal, state or foreign health care fraud and abuse laws as well as state or foreign consumer protection laws.

Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our product or any future products, manufacturers or manufacturing processes, may yield various results, including:
•litigation involving patients taking our product or any future products;
•restrictions on such products, manufacturers or manufacturing processes;
•restrictions on the labeling or marketing of any such product;
•restrictions on product distribution or use;
•requirements to conduct post-marketing studies or clinical trials;
•warning or untitled letters;
•withdrawal of such products from the market;
•refusal to approve pending applications or supplements to approved applications that we submit;
•recall of such products;
•fines, restitution or disgorgement of profits or revenue;
•suspension, variation or withdrawal of marketing approvals;
•suspension of any ongoing clinical trials;
•damage to relationships with any potential collaborators;
•unfavorable press coverage and damage to our reputation;
•refusal to permit the import or export of such products;
•product seizure; or
•injunctions or the imposition of civil or criminal penalties.
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

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors may expose us to broadly applicable healthcare laws, including, without limitation, the U.S. federal Anti-Kickback Statute (the "Anti-Kickback Statute"), the U.S. federal False Claims Act and similar foreign regulations, that may constrain the business or financial arrangements and relationships through which we sell, market and distribute any product candidates for which we obtain marketing approval. In addition, we may be subject to physician payment transparency laws and privacy and security regulation by the U.S. federal government and by the states and foreign jurisdictions in which we conduct our business. The applicable federal, state and foreign healthcare laws that may affect our ability to operate include the following:
•the Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service, for which payment may be made, in whole or in part, under federal and state healthcare programs such as Medicare and Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other hand. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are drawn narrowly, and practices that involve remuneration that are alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable statutory exception or regulatory safe harbor does not make the conduct per se illegal under the Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the Anti-Kickback Statute has been violated;
•U.S. federal civil and criminal false claims laws, including the False Claims Act, which can be enforced through civil whistleblower or qui tam actions, and civil monetary penalty laws, which, among other things, impose penalties, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment or approval that are false or fraudulent or knowingly making, using or causing to be made or used a false record or statement material to an obligation to pay or transmit money or property to the government, or knowingly concealing or knowingly and improperly avoiding or, decreasing an obligation to pay or transmit money or property to the federal government. Pharmaceutical and other healthcare companies have been found liable under these laws for, among other things, allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal healthcare programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Further, pharmaceutical manufacturers can be held liable under the False Claims Act even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. Criminal prosecution is also possible for making or presenting a false, fictitious or fraudulent claim to the federal government;
•HIPAA, which contains federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program, obtaining, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, knowingly and willfully embezzling, stealing, or otherwise without authority converting to the use of any person other than the rightful owner, or intentionally misapplying any of the moneys, funds, securities, premiums, credits, property, or other assets of a healthcare benefit program, willfully preventing, obstructing, misleading, delaying or attempting to prevent, obstruct, mislead, or delay the communication of information or records relating to a violation of a federal healthcare offense to a criminal investigator and in any matter involving a healthcare benefit program, knowingly and willfully falsifying, concealing or covering up by any trick, scheme, or device a material fact or making any materially false, fictitious, or fraudulent statements or representations, or making or using any materially false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry, in connection with the delivery of, or payment for, healthcare benefits, items or services;

•HIPAA, as amended by the HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Additionally, HITECH, among other changes, also established four new tiers of civil monetary penalties; amends HIPAA to make business associates of covered entities directly liable for compliance with certain requirements of the federal HIPAA laws and gave state attorneys general new authority to bring civil actions for damages or injunctions on behalf of state residents in the appropriate district court of the United States for violations of the federal HIPAA laws and in the case of any successful action, the court, in its discretion, may award the costs of the action and reasonable attorney fees to the State;
•the Food, Drug and Cosmetic Act, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices;

•the U.S. federal Physician Payments Sunshine Act, created under Section 6002 of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), and its implementing regulations, created annual reporting requirements for certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions), to report information related for certain payments and “transfers of value” provided to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other healthcare providers (such as nurse practitioners and physicians assistants) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and
•analogous state laws and regulations and foreign laws, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or to adopt compliance programs as prescribed by state laws and regulations, or that otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing; state and local laws that require the registration of pharmaceutical sales representatives; and state and foreign laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
Further, the ACA, among other things, amended the intent requirement of the Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. In addition, the ACA provided that the government may assert that a claim including items or services resulting from a violation of the Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act.
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

There has been heightened governmental scrutiny in the United States, China, the EU, Japan and other jurisdictions of pharmaceutical pricing practices in light of the rising cost of prescription drugs. In the United States, such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. At the federal level, Congressional leadership has each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly enacted legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Outside of the United States, particularly in countries within the EU, the pricing and reimbursement of certain pharmaceuticals is subject to governmental control. In these countries, pricing and reimbursement negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain coverage and reimbursement or pricing approval in some EU countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. Health Technology Assessment (“HTA”), of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some of the member states of the EU (the “EU Member States”), including those representing the larger markets. The HTA process is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EU Member States. On January 31, 2018, the European Commission adopted a proposal for a regulation on health technologies assessment (the “HTA Regulation”). The HTA Regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products, and providing the basis for cooperation at EU level for joint clinical assessments in these areas. In December 2021 the HTA Regulation was adopted and entered into force on January 11, 2022. It will apply from 2025. If reimbursement of our product candidates is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed.
Recently enacted and future legislation in the United States and other countries may affect the prices we may obtain for our product candidates and increase the difficulty and cost for us to commercialize our product candidates.

In the United States and many other countries, rising healthcare costs have been a concern for governments, patients and the health insurance sector, which resulted in a number of changes to laws and regulations, and may result in further legislative and regulatory action regarding the healthcare and health insurance systems that could affect our and our collaborator’s ability to profitably sell any products or product candidates for which we or our collaboration may obtain marketing approval, including CARVYKTI. For a detailed discussion of healthcare reform initiatives of importance to the pharmaceutical industry, see “Item 4.B. Information On The Company—Business Overview—Government Regulation—United States Regulation—Healthcare Reform.”

For example, the ACA was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. There have been legal and political challenges to certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 (the “IRA”) into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Biden administration will impact the ACA.

In addition, other federal health reform measures have been proposed and adopted in the United States that may impact reimbursement by Medicare or other government healthcare programs. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year until 2023 unless additional Congressional action is taken. Under current legislation the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester. Further, the American Taxpayer Relief Act of 2012 reduced Medicare payments to several providers and increased the statute of limitations period for the government to recover overpayments from providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015 ended the use of the statutory formula, also referred to as the Sustainable Growth Rate, for clinician payment, which would have significantly cut payment for participating Medicare clinicians, and established a quality payment incentive program, also referred to as the Quality Payment Program. This program provides clinicians with two ways to participate, including through the Advanced Alternative Payment Models ("APMs"), and the Merit-based Incentive Payment System ("MIPS"). Under both APMs and MIPS, performance data collected each performance year will affect Medicare payments in later years, including potentially reducing payments. Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payors, or private payors may independently reduce reimbursement under their health plans.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services ("HHS") released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Implementation of the new rebate safe harbor has been delayed until January 2032. It is unclear whether OIG will ultimately withdraw or modify the rebate rule prior to the January 2023 effective date. The likelihood of implementation of, or willingness to defend, any of the other reform initiatives is uncertain. In addition, the IRA includes a provision requiring the Secretary of HHS to negotiate prices with drug companies for a small number of single-source brand-name drugs or biologics without generic or biosimilar competitors that are covered under Medicare Part D (starting in 2026) and Part B (starting in 2028). The number of drugs subject to price negotiation will be 10 Part D drugs for 2026, another 15 Part D drugs for 2027, another 15 Part D and Part B drugs for 2028, and another 20 Part D and Part B drugs for 2029 and later years. These drugs will be selected from among the 50 drugs with the highest total Medicare Part D spending and the 50 drugs with the highest total Medicare Part B spending. The law establishes an upper limit for the negotiated price for a given drug or biologic and specifies factors the Secretary of HHS is required to consider when negotiating these upper pricing limits. The IRA also imposes rebates under Medicare Part B and Medicare Part D that penalize manufacturers for price increases that outpace inflation. Further, on October 14, 2022, the Biden administration released an additional executive order directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries.

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

We cannot predict the likelihood, nature, or extent of health reform initiatives that may arise from future legislation or administrative action. We expect that healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price of pharmaceutical products. Failure by us or our collaborators to obtain or maintain adequate coverage and reimbursement for any approved products, including CARVYKTI, could materially and adversely affect the revenue or sales of such products.

In December 2021 the European Parliament adopted the HTA Regulation which, when it enters into application in 2025, will be intended to harmonize the clinical benefit assessment of HTA across the EU. If we are unable to maintain favorable pricing and reimbursement status in EU Member States for product candidates that we may successfully develop and for which we may obtain regulatory approval, any anticipated revenue from and growth prospects for those products in the EU could be negatively affected.
We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products outside the United States, to conduct clinical trials, and/ or to obtain necessary permits, licenses, patent registrations, and other marketing approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.
If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. In addition, in connection with our operations in China, we have not completed all required safety-related procedures in a timely manner, which could subject us to fines and other administrative penalties.

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

Our success depends, in large part, on our ability to obtain and maintain patent protection in the United States, China, the EU, Japan and other countries with respect to our product candidates and technology. We seek to protect our proprietary position by filing patent applications related to our technology and product candidates in the major pharmaceutical markets, including the United States, China, major countries in Europe and Japan. However, our patent portfolio for such products is currently comprised primarily of applications as our patent portfolio is developing. If we are unable to obtain or maintain patent protection with respect to our proprietary product candidates and technology or do not otherwise adequately protect our intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage that we may have, which could harm our business and ability to achieve profitability.
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
Prosecution of our patent portfolio is at a very early stage. Much of our patent portfolio consists of pending priority applications that are not examined and pending applications under the Patent Cooperation Treaty (the "PCT"). Neither priority applications nor PCT applications can themselves give rise to issued patents. Rather, protection for the inventions disclosed in these applications must be further pursued by applicable deadlines via applications that are subject to examination. As applicable deadlines for the priority and PCT applications become due, we will need to decide whether and in which countries or jurisdictions to pursue patent protection for the various inventions claimed in these applications, and we will only have the opportunity to pursue and obtain patents in those jurisdictions where we pursue protection.
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
If the patents and patent applications we hold with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our current and future product candidates, it could threaten our ability to commercialize our product candidates. Any such outcome could have a negative effect on our business.

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
Furthermore, recent changes in patent laws in the United States, may affect the scope, strength, validity and enforceability of our patent rights or the nature of proceedings that may be brought by or against us related to our patent rights. Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, and the U.S. Patent and Trademark Office (the "USPTO"), the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain patents or to enforce any patents that we might obtain in the future.
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

Our commercial success depends, in part, on our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary and modular CAR-T and CAR-NK cell technology without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. Numerous third-party U.S. and non-U.S. issued patents exist in the area of biotechnology, including relating to the modification of immune cells such as T cells and NK cells the production of CAR-T and CAR-NK cells, and including patents held by our competitors.
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
Changes in U.S., European and Chinese patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.
Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents and may affect the scope, strength and enforceability of our patent rights or the nature of proceedings that may be brought by or against us related to our patent rights. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the "America Invents Act"), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The America Invents Act also includes a number of significant changes that affect the way patent applications will be prosecuted and also may affect patent litigation. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. However, the America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

In China, intellectual property laws are constantly evolving, with efforts being made to improve intellectual property protection in China. For example, on June 1, 2021, an amendment to the PRC Patent Law went into effect introducing patent extensions to eligible innovative drug patents. While the amendment has been enacted, the implementing rules and guidelines have yet to be issued. As such, patents owned by third parties may be extended, which may in turn affect our ability to commercialize our products (if approved) without facing infringement risks. The adoption of this amendment may enable the patent owner to submit applications for a patent term extension. The length of any such extension is uncertain. If we are required to delay commercialization for an extended period of time, technological advances may develop and new products may be launched, which may render our product non-competitive. We also cannot guarantee that other changes to Chinese intellectual property laws would not have a negative impact on our intellectual property protection.

In European countries, as in other countries, intellectual property laws are constantly evolving. As an example, the Unitary Patent and the Unified Patent Court will become operational on June 1, 2023 and introduces uncertainties in the pharmaceutical patent landscape within all participating European countries. We cannot guarantee the enforceability of patents in this new patent and court system and face new centralized challenges to patents that could render patents unenforceable across participating member states, introducing a new risk to our patent portfolio in Europe. We cannot guarantee that other changes to European intellectual property laws would not have a negative impact on our intellectual property protection.
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
The life of a patent and the protection it affords is limited. For example, in the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Even if we successfully obtain patent protection for an approved product candidate, it may face competition from generic or biosimilar medications. Manufacturers of generic or biosimilar drugs may challenge the scope, validity or enforceability of our patents in court or before a patent office, and we may not be successful in enforcing or defending those intellectual property rights and, as a result, may not be able to develop or market the relevant product exclusively, which would materially adversely affect any potential sales of that product.
Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our patents and patent applications may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Even if we believe that we are eligible for certain patent term extensions, there can be no assurance that the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, will agree with our assessment of whether such extensions are available, and such authorities may refuse to grant extensions to our patents, or may grant more limited extensions than we request. The pending patent applications, if issued, for our product candidates are expected to expire on various dates as described in “Business—Intellectual Property.” Upon the expiration of our patents that may issue from our pending patent applications, we will not be able to assert such patent rights against potential competitors, which would materially adversely affect our business, financial condition, results of operations and prospects.
Our product candidates may face competition sooner than anticipated from biosimilar products.
Even if we are successful in achieving regulatory approval to commercialize a product candidate faster than our competitors, our product candidates may face competition from biosimilar products. In the United States, our product candidates are regulated by the FDA as biologic products and we intend to seek approval for these product candidates pursuant to the BLA pathway. The Biologics Price Competition and Innovation Act of 2009 (the "BPCIA"), created an abbreviated pathway for the approval of biosimilar and interchangeable biologic products. The abbreviated regulatory pathway establishes legal authority for the FDA to review and approve biosimilar biologics, including the possible designation of a biosimilar as “interchangeable” based on its similarity to an existing brand product. Under the BPCIA, an application for a biosimilar product cannot be approved by the FDA until 12 years after the original branded product was approved under a BLA. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement the BPCIA may be fully adopted by the FDA, any such processes could have a material adverse effect on the future commercial prospects for our product candidates.
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
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we may own or license now or in the future;

•we, or any future license partners or collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or license now or in the future;
•we, or any future license partners or collaborators, might not have been the first to file patent applications covering certain of our or their inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
•it is possible that our pending patent applications or those that we may own in the future will not lead to issued patents;
•issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable; and
•we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Risks Related to Doing Business in China
References to “foreign” in this section entitled “Risks Related to Doing Business in China” refer to non-PRC countries and regions, unless the context indicates otherwise.
The pharmaceutical industry in China is highly regulated and such laws and regulations are subject to change which may affect approval and commercialization of our drugs.

A material portion of our research and development operations and our manufacturing facilities for China are located in China, which we believe confers clinical, commercial and regulatory advantages. The pharmaceutical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. See “Item 4.B. Information On The Company—Business Overview—Government Regulation— PRC Regulation” of this Annual Report for a discussion of the regulatory requirements that are applicable to our current business activities in China. For example, approval from the relevant science and technology departments is required in international collaboration projects using China’s human genetic resources except for in certain circumstances stipulated in the HGR Regulation. Due to certain restrictions of practical operations which are beyond our control, we cannot assure you that we have obtained all required approvals under China’s human genetic resources laws and regulations in a timely manner, or at all. We are paying attention to regulatory trends and are in the process of applying for and obtaining such approvals from the relevant regulatory authority. The failure to obtain such approval could cause relevant international collaboration projects to be suspended by governing authorities, may result in fines and other penalties, and also may constitute a breach under our agreements with certain CROs. According to PRC laws and regulations, entities are required to obtain an export certificate from governmental authorities if they plan to transport, mail or carry China’s human genetic resources out of China in projects of international collaboration in scientific research by using China’s human genetic resources. The export certificate for China’s human genetic resources is a requirement of customs formalities. The failure to obtain such export certificate in relevant export activities could cause governmental authorities to suspend such activities, confiscate the human genetic resources illegally collected and preserved and illegal gains, impose fines and restrictions on business activities such entities and their responsible persons, and even may result in criminal liability if relevant export activities constitute a crime. There is no assurance that we can always obtain relevant approvals for the export of China’s human genetic resources out of China.

Furthermore, under relevant PRC laws and regulations, a license for use of laboratory animals is required for performing experimentation on animals. Any failure to fully comply with such requirement may result in the invalidation of our experimental data. In addition, with respect to our collaboration partner, any failure to comply with existing or future laws and regulations regulated by NHC and other administration authorities related to the management of cell therapy investigator-initiated clinical trials in China could lead to government penalties, suspension of related activities, or breach liability. Compliance or the failure to comply with such laws and regulations could increase the costs of, limit and cause significant delay in these investigator-initiated clinical trials and research and development activities, which could materially and adversely affect our business, operation and prospects as well. However, we do not have control over our collaborators and cannot compel them to comply with NHC and other administration authorities’ requirements. Therefore, we cannot assure you that any required registration or filing procedures of our collaborators under laws will be completed in a timely manner, or at all.

In recent years, the regulatory framework in China regarding the pharmaceutical industry has undergone significant changes, and we expect that it will continue to undergo significant changes. Any such changes or amendments may result in increased compliance costs on our business or cause delays in or prevent the successful development or commercialization of our product candidates in China and reduce the current benefits we believe are available to us from developing and manufacturing drugs in China. PRC authorities have become increasingly vigilant in enforcing laws in the pharmaceutical industry and any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities in China, and even administrative penalties. We believe our strategy and approach are aligned with the PRC government’s regulatory policies, but we cannot ensure that our strategy and approach will continue to be aligned.

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

Laws and regulations related to the management of human genetic resources in China are rapidly evolving and the enforcement thereof is likely to remain uncertain for the foreseeable future. On June 10, 1998, the Ministry of Science and Technology ("MOST"), and the Ministry of Health jointly issued the Interim Measures for the Administration of Human Genetic Resources and established the rules for protecting and utilizing human genetic resources ("HGR"), in China. MOST and other regulatory agencies in China have been focused on HGR legislation, and proactively sought opinions from the public on draft regulations. In 2015, MOST issued a Guideline on HGR and reinforced its legislative efforts in HGR administration. In May 2019, the Regulation on Human Genetic Resources Management (the "HGR Regulation"), was put in place. The State Council promulgated the HGR Regulation on June 10, 2019 and it became effective on July 1, 2019.
The HGR Regulation prohibits non-PRC entities or individuals or such entities established or actually controlled thereby, or “Foreign Persons,” from collecting or preserving China HGR in China, or providing China HGR abroad, whereas activities of collection and preservation of organs, tissues and cells for purposes of clinical diagnosis and treatment, service of blood collection and provision, investigation of illegal activities, doping test and funeral service, are required to be conducted in accordance with other relevant laws and regulations. The HGR Regulation permits Foreign Persons’ limited use of China HGR “to carry out scientific research activities,” which must be conducted through collaboration with Chinese scientific research institutions, higher education institutions, medical institutions, or enterprises, collectively, the “Chinese Entities.” Such activities must be approved by MOST, and the application for approval must be filed jointly by the Foreign Person and the relevant Chinese Entity. The only exception to the approval requirement is “international collaboration in clinical trials” that do not involve the outbound transfer of China HGR materials such as organs, tissues, or cells comprising the human genome, genes, or other genetic substances, collectively, China HGR Materials. Such clinical trial collaboration, however, must still be pre-registered with MOST. There remain significant uncertainties as to how provisions of the HGR Regulation might be interpreted and implemented. Short-term storage of samples of laboratory testing by foreign laboratories or foreign-invested laboratories may also be interpreted as preserving China HGR, thus being subjected to MOST application, approval or pre-registration processes.

On October 17, 2020, the SCNPC promulgated the Biosecurity Law of the PRC (the "Biosecurity Law) which will become effective from April 15, 2021. The new law, among other things, restates relevant approval or pre-registration requirements of HGR collection, preservation, utilization and external provision, as provided in the HGR Regulation. Moreover, the promulgation of the new law, which takes the form of national law, further demonstrates the commitments of protecting China HGR and safeguarding state biosecurity by the PRC government.

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

We may be adversely affected by an investigation, or the Investigation, that was conducted by the Customs Anti-Smuggling Department of Zhenjiang Municipality, Jiangsu Province, the People’s Republic of China, or the Authority, involving our majority shareholder and our Chairman. While we understand that the Zhenjiang Municipal people’s Procuratorate, or the Procuratorate, has concluded its examination with respect to the Investigation and no charges have been filed against us, our officers, directors or employees, there can be no assurance that the Authority or other governmental authority will not pursue criminal, civil or administrative remedies against us or our directors, officers or employees in the future, including sanctions, monetary penalties and regulatory actions, which could adversely affect us.
Our majority shareholder, GenScript, and Dr. Fangliang Zhang, our Chairman and an executive director of GenScript, were the subject of the Investigation. We believe the Investigation related to suspected violations of import and export regulations under the laws of the PRC, focused on GenScript’s import and export activity preceding our initial public offering in June 2020, at which time we were a subsidiary of GenScript and Dr. Zhang was chairman and chief executive officer of GenScript. At the time the Investigation was initiated, Dr. Zhang was our Chairman and chief executive officer, and he resigned from those positions in connection with the Investigation.

In May 2022, GenScript, via filings with the Hong Kong Stock Exchange, on which it is listed, announced that the Procuratorate, has concluded its examination with respect to the Investigation, and no individual or entity would be criminally charged in connection therewith. In August 2022, Dr. Zhang was re-appointed to our Board of Directors as a Class II director and was thereafter elected as Chairman of the Board of Directors.

We believe that the Investigation had an adverse impact on the price of our ADSs and ordinary shares. Any further action by the Authority or the Procuratorate, or any charges or administrative punishments resulting therefrom, against us, our officers, employees or directors, could damage our reputation or cause our existing collaboration partner, Janssen, and other third parties to terminate existing agreements and potential partners to seek other partners, any of which would negatively impact our business, financial condition, results of operations and the price of our ADSs and ordinary shares.
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
In addition, the PRC government has recently announced its plans to enhance its regulatory oversight of PRC companies listing outside of the PRC. The Opinions on Strictly Cracking Down on Illegal Securities Activities issued on July 6, 2021 called for:
•tightening oversight of data security, cross-border data flow and administration of classified information, as well as amendments to relevant regulation to specify responsibilities of PRC companies listed outside of the PRC with respect to data security and information security;
•enhanced oversight of companies listed outside of the PRC as well as equity fundraising and listing by PRC companies outside of the PRC; and
•extraterritorial application of China’s securities laws.
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
If we are unable to obtain the necessary approvals in a timely manner, or at all, our research and development of product candidates may be hindered, which may materially and adversely affect our business, results of operations, financial conditions and prospects. If relevant government authorities consider the transmission of our scientific data to be in violation of the requirements under the Scientific Data Measures, we may be subject to specific administrative penalties imposed by those government authorities.
Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs affecting certain products manufactured in China. Recently both China and the United States have each imposed tariffs indicating the potential for further trade barriers. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. As we commence with commercialization of product candidates, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our drug products, the competitive position of our drug products, the hiring of scientists and other research and development personnel, and import or export of raw materials in relation to drug development, or prevent us from selling our drug products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.
Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders.
The PRC Enterprise Income Tax Law classifies enterprises as resident enterprises and non-resident enterprises. The PRC Enterprise Income Tax Law provides that an income tax rate of 20% may be applicable to dividends payable to non-resident investors, which (i) do not have an establishment or place of business in the PRC, or (ii) have an establishment or place of business in the PRC but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC. The State Council of the PRC reduced such rate to 10% through the implementation regulations of the PRC Enterprise Income Tax Law. Further, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and Mainland China (the "Double Tax Avoidance Arrangement"), and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the State Administration of Taxation of the PRC (the "SAT"), if a Hong Kong resident enterprise owns more than 25% of the equity interest in a company in China at all times during the 12-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on dividends is reduced to 5% provided that certain other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws are satisfied at the discretion of relevant PRC tax authority.
If our British Virgin Island subsidiary and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiary by its PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. In addition, based on the Announcement of the State Administration of Taxation on Issues Relating to Beneficial Owner in Tax Treaties, effective from April 1, 2018, under certain conditions a company cannot be defined as a beneficial owner under the treaty and thus are not entitled to the abovementioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.
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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the "SDR"), and decided that with effect from October 1, 2016, the RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the euro, the Japanese yen and the British pound. Since the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress toward interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
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

PRC regulations relating to offshore investment activities by PRC residents and enterprises may increase our administrative burden and restrict our cross-border investment activity, our investment activity outside the PRC and our investments in the PRC. If our PRC resident and enterprise shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits to such shareholders and may become subject to liability under PRC law.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles ("SAFE Circular 37"), which replaces the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Round-tripping Investment via Overseas Special Purpose ("SAFE Circular 75"). SAFE Circular 37 requires PRC residents, including PRC individuals and PRC corporate entities, to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we may make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles ("SPVs"), are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of basic information or material events. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiaries of such SPV in China may be prohibited from distributing their profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment ("SAFE Notice 13"). Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, shall be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.

We may not be aware of the identities of all of our beneficial owners who are PRC residents. To our knowledge, some of our beneficial owners have not complied with SAFE registration requirements under SAFE Circular 37 and subsequent implementation rules on time or at all, sometimes due to reasons beyond their control. However, we do not have control over our beneficial owners and cannot compel them to comply with SAFE Circular 37 and subsequent implementation rules. Therefore, we cannot assure you that any required registration under SAFE Circular 37 and any amendment will be completed in a timely manner, or at all. The failure of our beneficial owners who are PRC residents to register or amend their foreign exchange registrations pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiary to fines and legal sanctions. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiary and limit our PRC subsidiaries’ ability to distribute dividends to us.
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
As an offshore holding company of our PRC operating subsidiaries, we may make loans or additional capital contributions to our PRC subsidiaries, subject to satisfaction of applicable governmental registration and approval requirements.
Any loans we extend to our PRC subsidiaries, which is treated as a foreign-invested enterprise under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.
We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with the SAMR or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into RMB and use of the proceeds. On March 30, 2015, SAFE promulgated the Notice on Reforming the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular 19”), which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated the Circular on Reforming and Regulating Policies on the Management of Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), effective on June 9, 2016, which, among other things, amends certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. These circulars may limit our ability and speed to transfer funds to our PRC subsidiaries. On October 23, 2019, SAFE promulgated the Circular to Further Facilitating Cross-border Trade and Investment (“SAFE Circular 28”), which took effect on the same day. SAFE Circular 28 cancels restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises. If a non-investing foreign-funded enterprise makes domestic equity investment with capital funds obtained from foreign exchange settlement, the investee shall undergo registration formalities for accepting domestic reinvestment and open the “capital account - account for settled foreign exchange to be paid” to receive the corresponding funds according to relevant provisions. Despite the restrictions and procedural requirements under these SAFE circulars, our PRC subsidiaries may use RMB funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to fund operational needs, and to make equity investments in domestic companies.
In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we have completed or will be able to complete the necessary government registrations, meet the relevant government requirements or obtain the necessary government approvals on a timely basis, or at all, with respect to existing or future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
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
In addition, the State Taxation Administration issued the Notice on Several Measures for Further Deepening the Reform of “Simplifying Administration and Decentralizing Powers, Combining Decentralization with Appropriate Control, and Optimizing Services” and Cultivating and Stimulating the Vitality of Market Participants (the “Notice”), in October 2021, which requires that any enterprise implementing any equity (stock) incentive plan submit a Report Form of Equity Incentives and other materials to the competent tax authority within 15 days of the next month after deciding to implement equity incentives or before the end of 2021 for equity incentive plans that have been implemented but not yet completed, including domestic enterprises that provide equity incentives for employees with equity of enterprises outside of the PRC. However, as the Notice is newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice. Therefore, we cannot assure you that any required registration or filing under the Notice or other regulations will be completed in a timely manner, or at all. If we or our participants fail to comply with these regulations, we and/or our participants may be subject to fines and other legal sanctions.
The approval of, or filing or other procedures with, the CSRC or other governmental authority may be required in connection with issuing our equity securities outside of the PRC under Chinese law, and, if required, we cannot predict whether we will be able, or how long it will take us, to obtain such approval or complete such filing or other procedures.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated the Provisions on the Merger or Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, requires offshore SPVs formed for the purpose of a listing outside of the PRC and controlled by PRC companies or individuals, to obtain the CSRC approval prior to listing their securities on a stock exchange outside of the PRC. The application of this regulation remains unclear. Our PRC legal counsel has advised us that, based on their understanding of the current PRC laws, the CSRC approval was not required under the M&A Rules in the context of our initial public offering because the ownership structure of our PRC subsidiaries was established by direct investment instead of through acquisition of equity interests or assets of any PRC domestic company by foreign entities as defined under the M&A Rules. However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to the above opinion of our PRC legal counsel.

Furthermore, the recently issued Opinions on Strictly Cracking Down on Illegal Securities Activities emphasized the need to strengthen the supervision on listings outside of the PRC by companies with operations in China and provided that the special provisions of the State Council on issuance and listing of shares outside of the PRC by those companies limited by shares will be revised. There are still uncertainties regarding the interpretation and implementation of these Opinions, and further explanations or detailed rules and regulations with respect to these Opinions may be issued in the future which could impose additional requirements on us.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”), which will come into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, (i) PRC domestic companies that seek to offer or list equity securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC; (ii) if a company outside of the PRC satisfies both of the following conditions, its offering and listing outside of the PRC will be deemed an indirect offering by a PRC domestic company: i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and ii) any of the following circumstances applies: key components of its operations are carried out in the PRC; its principal places of business are located in the PRC; or the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form”; and (iii) where a PRC domestic company seeks to indirectly offer and list securities in a market outside of the PRC, such company is required to designate a major domestic operating entity responsible for all filing procedures with the CSRC; where a company makes an application for initial public offerings or listings in a market outside of the PRC, such company is required to submit filings with the CSRC within three business days after such application is submitted, and where an issuer conducts follow-on offerings in the same market outside of the PRC where it has previously offered and listed securities, the issuer shall submit filings with the CSRC within three business days after the follow-on offering is completed. If a PRC domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

However, since the Overseas Listing Trial Measures was newly promulgated, the interpretation, application and enforcement of the Overseas Listing Trial Measures remain unclear. It remains uncertain whether the filing requirements under the Overseas Listing Trial Measures are applicable to securities offerings by us. If the filing procedure with the CSRC under the Overseas Listing Trial Measures is required for any future follow-on offerings or any other capital raising activities by us, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Draft Data Security Regulations, are required for our offerings outside of the PRC, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offerings outside of the PRC, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offerings outside of the PRC. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offerings outside of the PRC into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by non-PRC investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The M&A Rules and relevant regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by non-PRC investors more time-consuming and complex. The M&A Rules require that the Ministry of Commerce (“MOFCOM”), be notified in advance of any change-of-control transaction in which a non-PRC investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have an impact on the national economic security; or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. The approval from MOFCOM shall be obtained in circumstances where companies outside of the PRC established or controlled by PRC enterprises or residents acquire affiliated domestic companies.

The Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress (the “NPC”), in August 2007, was amended in June 2022 and became effective in August 2022. The Anti-Monopoly Law requires that the SAMR should be notified in advance of any merger, share or asset acquisition, or acquisition of control (including through the provision of influence) by contract or other means if certain thresholds are triggered. Transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed.

In addition, the Implementing Rules Concerning Security Review on the Mergers and Acquisitions by Foreign Investors of Domestic Enterprises, issued by the MOFCOM in August 2011, specify that mergers and acquisitions by foreign investors involved in “an industry related to national security” are subject to strict review by the MOFCOM, and prohibit any activities attempting to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, according to the Measures for the Security Review of Foreign Investment, or the New Security Review Measures, promulgated by the National Development and Reform Commission, or NDRC, and MOFCOM on December 19, 2020, a foreign investment security review working mechanism will be established to be responsible for organizing, coordinating and guiding the security review of foreign investment. If a proposed foreign investment meets the conditions as stipulated in the New Security Review Measures, the foreign investor or the relevant domestic party shall report such case to the review working mechanism, in order to obtain the security review clearance before proceeding with the proposed foreign investment. However, as the New Security Review Measures are newly issued, there are still substantial uncertainties as to its interpretation and implementations in practice. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the abovementioned regulations and other relevant rules to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the SAMR, the MOFCOM or the NDRC or its local counterparts may delay or inhibit our ability to complete such transactions.
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
In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Public Notice 7”). SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of a holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the holding company outside of the PRC if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of shares of ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
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

As an auditor of U.S. publicly traded companies and a PCAOB-registered accounting firm, Ernst & Young Hua Ming LLP, the independent registered public accounting firm that issued the audit report for the fiscal year ended December 31, 2021 and 2020 is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. PCAOB inspections are able to identify deficiencies in the inspected firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.

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
On December 16, 2021, pursuant to the framework established by PCAOB’s Rule 6100, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong because of positions taken by local authorities. The lack of PCAOB inspections in China would prevent the PCAOB from regularly evaluating the audits and quality control procedures of independent auditing firms located in China. The inability of the PCAOB to conduct an inspection of an auditor would make it more difficult to evaluate the effectiveness of such auditor’s audit procedures or quality control procedures as compared to an auditor inspected by the PCAOB. Accordingly, investors may have a lower level of confidence in reported financial information and procedures and the quality of financial statements for issuers whose auditors are not subject to PCAOB inspections.

The HFCA Act requires the SEC to identify and maintain a list of U.S. listed companies whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate completely because of restrictions imposed by the authorities in a jurisdiction outside of the U.S. The HFCA Act also requires SEC-identified public companies to (i) submit documentation establishing that the company is not owned or controlled by a governmental entity in the jurisdiction that restricts PCAOB inspections and (ii) make certain additional disclosures in their SEC filings regarding, among other things, the fact that the PCAOB is unable to inspect its audit firm, the percentage of the company’s shares owned by governmental entities in such jurisdiction outside of the U.S, whether governmental entities in such jurisdiction outside of the U.S. have a controlling financial interest with respect to the company, the name of any Chinese Communist Party members on the company’s board of directors, and whether there are any charters of the Chinese Communist Party included in the company’s organizational documents (including the text of any such charter). The HFCA Act original prescribed that issuers remaining on the SEC-identified companies list for three consecutive years, the securities of such company would be prohibited from trading on a U.S. national securities exchange, such as The Nasdaq Global Select Market, or in U.S. over-the-counter markets.

On December 29, 2022, President Biden signed the Consolidated Appropriations Act 2023, which, among other things, amended the HFCA Act to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCA Act to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong. The Statement of Protocol gives the PCAOB sole discretion to select the firms, audit engagements and potential violations it inspects and investigates and put in place procedures for PCAOB inspectors and investigators to view complete audit work papers with all information included and for the PCAOB to retain information as needed. In addition, the Statement of Protocol grants the PCAOB direct access to interview and take testimony from all personnel associated with the audits the PCAOB inspects or investigates. On December 15, 2022, the PCAOB issued a HFCAA Determination Report pursuant to 15 U.S.C. Section 7214(i)(2)(A) and PCAOB Rule 6100, vacating determinations of the PCAOB that it was unable to inspect or investigate completely registered public accounting firms headquartered in the mainland PRC and Hong Kong because of positions taken by relevant domestic authorities. While vacating those determinations, the PCAOB noted that, should it encounter any impediment to conducting an inspection or investigation of auditors in mainland PRC or Hong Kong as a result of a position taken by any authority there, the PCAOB would act to immediately reconsider the need to issue new determinations consistent with the HFCA Act and PCAOB’s Rule 6100.

Our auditor for the fiscal years ended December 31, 2021 and 2020 Ernst & Young Hua Ming LLP, is an independent registered public accounting firm that issued an audit report for the fiscal year ended December 31, 2021 included in this Annual Report. The PCAOB identified Ernst & Young Hua Ming LLP as one of the registered public accounting firms that the PCAOB was unable to inspect or investigate completely and we were conclusively identified as a “Commission-Identified Issuer” on May 4, 2022. On May 3, 2022, our Audit Committee (i) resolved that Ernst & Young Hua Ming LLP would resign as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting to be filed with the SEC, effective on June 1, 2022 and (ii) approved the engagement of Ernst & Young LLP, located in the United States, as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting for the fiscal year ended December 31, 2022 included in this Annual Report and the Company subsequently entered into an engagement letter with Ernst & Young LLP. However, there are no guarantees that engaging Ernst & Young LLP will remove us from being a “Commission-Identified Issuer.”

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

The enactment of the HFCA Act and the implications of any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, and the market price of our ADSs could be materially adversely affected. Any actions that Legend Biotech takes in response to the HFCA Act and compliance with the requirements of the HFCA Act for so long as Legend Biotech remains an SEC-identified company may require Legend Biotech to incur additional legal, accounting and other expenses, which may be significant.
Our business may be significantly affected by the newly enacted Foreign Investment Law and the “Negative List.”

On March 15, 2019, the NPC promulgated the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws regulating foreign investment in China. The Foreign Investment Law grants foreign invested entities the same treatment as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list” published by the State Council. We are a Cayman Islands holding company and our PRC subsidiaries, Legend Nanjing and Legend Hainan, are currently considered to be foreign invested entities. Legend Hainan was established in October 2021. As of the date of this Annual Report, Legend Hainan is not engaged in substantive business operations in the PRC.

The latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2021) or the Negative List, which was promulgated by the MOFCOM and the NDRC, became effective on January 1, 2022. The Negative List provides that foreign investment is prohibited in the development and application of human stem cell or gene diagnostic and therapeutic technologies.

As of the date of this Annual Report, there has been no official interpretation of the scope of “human stem cell or gene diagnostic and therapeutic technologies” specified in the Negative List and the application of this regulation remains unclear. The Encouraged Industry Catalogue for Foreign Investment (2022) (the “2022 Encouraged Industry Catalogue”), which was promulgated by the MOFCOM and the NDRC, became effective on January 1, 2023, provides that foreign investment is encouraged in the development and production of cell therapy drugs except in areas where foreign investment is prohibited. Further, on December 3, 2021, the CDE published the Technical Guidelines for Non-clinical Research and Evaluation of Gene Therapy Products (Trial) (the “Technical Guidelines for Gene Therapy Products”), and Technical Guidelines for Non-clinical Research of Gene Modified Cell Therapy Products (Trial) (the “Technical Guidelines for Gene Modified Cell Therapy Products”), which became effective as of the date of promulgation. The Technical Guidelines for Gene Therapy Products provides that it is applicable to gene therapy products other than genetically modified cells therapy products, and genetically modified cells therapy products, such as CAR-T cell therapy products, shall refer to the Technical Guidelines for Gene Modified Cell Therapy Products, which was formulated according to the Technical Guidelines for the Research and Evaluation of Cell Therapy Products (Trial).

Legend Nanjing is engaged in the research and development of CAR-T cell therapies. We believe the CAR-T cell therapies, as they are currently being researched and developed by Legend Nanjing, do not involve the use of human stem cells or genetic diagnosis and treatment, and as such should not fall into the category of “human stem cell or gene diagnostic and therapeutic technologies” under the Negative List. Moreover, relevant governmental authorities also confirmed that the research and development of CAR-T cell therapies currently engaged in by Legend Nanjing complies with the requirements of foreign investment industrial policies. We have been advised by our PRC legal counsel, JunHe LLP, that Legend Nanjing has complied with PRC laws and regulations in all material respects for, and obtained all material governmental approvals and permits from PRC regulatory agencies for, the research and development of CAR-T cell therapies. However, we have been advised by our PRC legal counsel that there are uncertainties regarding the interpretation and application of the PRC laws and regulations, and there can be no assurance that the PRC government will ultimately take a view that is not contrary to our view and the opinion of our PRC legal counsel above. If our CAR-T cell therapies or other technologies that are being researched and developed by any of our PRC subsidiaries are deemed by relevant PRC regulatory agencies as falling into the category of “human stem cell or gene diagnostic and therapeutic technologies” under the Negative List, such PRC subsidiary would be prohibited from engaging in the research or development of such CAR-T cell therapies or other technologies. In that event, we may have to stop investing in our PRC subsidiaries or consider restructuring our PRC subsidiaries as PRC domestic entities and our variable interest entity. Our PRC subsidiaries may also have to forfeit their income derived from the research and development of such technologies. Any of these occurrences may harm our business, prospects, financial condition and results of operations significantly.

Our leased property interest may be defective and our right to lease the properties may be challenged, which could cause significant disruption to our business. We may be subject to fines due to the lack of registration of our leases.

In China, we lease certain premises used in our operations from third parties. We cannot guarantee that all lessors can provide us with valid ownership certificates or authorization of sublease for our leased properties. Under the relevant PRC laws and regulations, if the lessors are unable to obtain certificates of title because such properties were built illegally or failed to pass the inspection or other reasons, such lease contracts may be recognized as void and, as a result, we may be required to vacate the relevant properties. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us, or we may be required to vacate the relevant properties if the terms of the new leases are not reached
Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We have not registered certain of our lease agreements with the relevant government authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines.

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

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing funds, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We cannot assure you that we have complied or will be able to comply with all labor-related laws and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. We have not fully paid the housing provident funds for all of our employees as required by applicable PRC regulations. We may be required to make up the contributions for our employees, and our financial condition and results of operations may be adversely affected.
The market price of our ADSs and our business may be significantly affected by the U.S. Department of Commerce’s Entity List.
On December 16, 2021, the U.S. Department of Commerce’s Bureau of Industry and Security (the “BIS”), issued a final rule adding 37 entities under 40 entries to its Entity List, which contains a list of names of certain persons outside of the U.S. (including businesses, research institutions, government and private organizations, individuals, and other types of legal persons) that are subject to specific license requirements for the export, re-export and/or transfer of specified items. According to a press release issued by the U.S. Department of Commerce on December 16, 2021, the BIS’s actions were taken, in part, “to address the ongoing threats to U.S. national security and foreign policy presented by the PRC’s efforts to develop and deploy biotechnology and other technologies for military applications and human rights abuses.” Of the 40 entries that were added to the Entity List pursuant to the BIS’s final rule, 34 are located in the PRC, and of such entries, 12 are biotechnology entities (i.e., one biotechnology entity together with 11 of its research institutes). Although we believe that we do not engage in any activity that the BIS’s actions seek to address, there can be no assurance that we will not, in the future, be added to the Entity List.
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
As of December 31, 2022, Genscript controls a majority of the voting power of our outstanding ordinary shares. As a result, we are a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as we remain a “controlled company,” we may elect not to comply with certain corporate governance requirements, including the requirements:
•that a majority of the board of directors consists of independent directors;

•for an annual performance evaluation of the nominating and corporate governance and compensation committees;
•that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter;
•addressing the committee’s purpose and responsibilities; and
•that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.
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

Genscript is currently our majority shareholder and three of the ten members of our Board are employees of Genscript. Therefore, Genscript has the ability to substantially influence us and exert significant control through this ownership position. For example, Genscript and its shareholders may be able to control elections of directors, issuance of equity, including to our employees under equity incentive plans, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction. Genscript’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. Further, there may be changes to the management or ownership of Genscript that could impact Genscript’s interests in a way that may not coincide with our corporate interests or the interests of other shareholders. So long as Genscript continues to own a significant amount of our equity, it will continue to be able to strongly influence and effectively control our decisions.
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

In addition, we are party to certain related party agreements with Genscript. Genscript and its shareholders, including certain of our directors and employees, may have interests which differ from our interests or those of the minority holders of our ordinary shares. Any material transaction between us and Genscript or any other subsidiary of Genscript will be subject to our related party transaction policy, which requires prior approval of such transaction by our audit committee. To the extent we fail to appropriately deal with any such conflicts of interests, it could negatively impact our reputation and ability to raise additional funds and the willingness of counterparties to do business with us, all of which could have an adverse effect on our business, financial condition, results of operations, and cash flows. See “Item 7—Major Shareholders and Related Party Transactions” for further information on our related party agreements with Genscript.
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

We are entitled to rely on a provision in the Nasdaq’s corporate governance rules that allows us to follow Cayman Island’s corporate law with regard to certain corporate governance matters. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq. For example, corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance committee. Currently, our board of directors consists of a majority of independent directors and we have a nominating and corporate governance committee, but if we rely on foreign private issuer exemptions, a majority of our board of directors may not consist of independent directors, and so fewer board members would be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.

Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders. The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer, we are permitted to defer to home country practice with respect to certain corporate governance matters under the Nasdaq listing rules. Currently, we do not plan to rely on home country practice with respect to any corporate governance matter. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States or one that was fully subject to the Nasdaq corporate governance rules. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, please refer to Exhibit 2.5 filed with this Annual Report.
Provisions in our amended and restated memorandum and articles of association may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our ADSs may be lower as a result.
There are provisions in our memorandum and articles of association that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other shareholders. For example, our Board has the authority to issue up to 1,000,000 shares of an additional class or classes of shares, which could include preference shares. The Board can fix the price, rights, preferences, privileges, and restrictions of the other classes of shares without any further vote or action by our shareholders. The issuance of such shares may delay or prevent a change of control transaction. As a result, the market price of our ADSs and the voting and other rights of our shareholders may be adversely affected. An issuance of other classes of shares may result in the loss of voting control to other shareholders.
Our charter documents also contain other provisions that could have an anti-takeover effect, including:
•only one of our three classes of directors is elected each year;
•shareholders are entitled to remove directors only for cause;

•shareholders are not permitted to take actions by written consent;
•shareholders must give advance notice to nominate directors or submit proposals for consideration at annual general meetings.
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
The trading price of our ADSs has been and may continue to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. The stock market in general and the market for biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their ADSs at or above the price paid for the ADSs. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this Annual Report, these factors include:

•the manufacturing and commercialization of CARVYKTI;
•the commencement, enrollment or results of our planned and future clinical trials;
•positive or negative results from, or delays in, testing and clinical trials by us, collaborators or competitors;
•the loss of any of our key scientific or management personnel;
•regulatory or legal developments in the United States, China and other countries;
•the success of competitive products or technologies;

•adverse actions taken by regulatory agencies with respect to our clinical trials or manufacturers;
•changes or developments in laws or regulations applicable to our product candidates and preclinical program;
•changes in the structure of healthcare payment systems;
•changes to our relationships with collaborators, manufacturers or suppliers;
•concerns regarding the safety of our product candidates or CAR-T cells in general;
•announcements concerning our competitors or the pharmaceutical industry in general;
•actual or anticipated fluctuations in our operating results;
•changes in financial estimates or recommendations by securities analysts;
•potential acquisitions, financing, collaborations or other corporate transactions;
•the results of our efforts to discover, develop, acquire or in-license additional product candidates;
•the trading volume of our ADSs on Nasdaq;
•sales of our ADSs or ordinary shares by us, members of our senior management and directors or our shareholders or the anticipation that such sales may occur in the future;
•general economic, political, and market conditions and overall fluctuations in the financial markets in the United States or China;
•stock market price and volume fluctuations of comparable companies and, in particular, those that operate in the biopharmaceutical industry;
•investors’ general perception of us and our business; and
•other events and factors, many of which are beyond our control.
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
Any such negative outcome could result in payments of substantial damages or fines, damage to our reputation or adverse changes to our business practices. Defending against litigation is costly and time-consuming, and could divert our management’s attention and our resources. Furthermore, during the course of litigation, there could be negative public announcements of the results of hearings, motions or other interim proceedings or developments, which could have a negative effect on the market price of our ADSs.

Sales of a substantial number of our ordinary shares or ADSs could cause the market price of our ADSs to drop significantly, even if our business is doing well.
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
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holder in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended (the “Securities Act”) or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to ADS holder unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution.
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
Generally, for any taxable year, if at least 75% of our gross income is passive income, or at least 50% of the value of our assets is attributable to assets that produce passive income or are held for the production of passive income, including cash, we would be characterized as a passive foreign investment company ("PFIC") for U.S. federal income tax purposes. For purposes of these tests, passive income includes dividends, interest gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income (including amounts derived by reason of the temporary investment of funds raised in offerings of our shares) and rents and royalties other than certain rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. If we are characterized as a PFIC, our U.S. shareholders may suffer adverse tax consequences, including having gains realized on the sale of our ordinary shares or ADSs treated as ordinary income, rather than capital gain, the loss of the preferential rate applicable to dividends received on our ordinary shares or ADSs by individuals who are U.S. holders, and having interest charges apply to distributions by us and gains from the sales of our shares or ADSs.
Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our initial public offering, follow-on offerings, and other fundraising activities in our business. Based on our operating history and the composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ending December 31, 2022. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will or will not be considered a PFIC in any taxable year, including the current taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending December 31, 2022, and also expresses no opinion with regard to our expectations regarding our PFIC status for the current or future taxable years.
The tax consequences that would apply if we are classified as a PFIC would also be different from those described above if a U.S. shareholder were able to make a valid qualified electing fund ("QEC") election. At this time, we do not expect to provide U.S. shareholders with the information necessary for a U.S. shareholder to make a QEC election. Prospective investors should assume that a QEC election will not be available.
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

The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate. Many of the countries in which we do business are expected to adopt changes to tax laws, including as a result of the Base Erosion and Profit Shifting Project of the Organisation for Economic Co-operation and Development (the “OECD”), Shifting, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. The OECD has published a package of measures for reform as a product of the Base Erosion and Profit Shifting Project, which include the reallocation of global profits of large multinational companies to market jurisdictions based on customer location as well as the introduction of a global minimum tax. Many of the package’s proposed measures require amendments to the domestic tax legislation of various jurisdictions. In the United States, the Inflation Reduction Act of 2022 imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.
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

ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Our legal name is Legend Biotech Corporation and our commercial name is Legend Biotech. Our company was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Act of the Cayman Islands. Legend Biotech is a Cayman Islands holding company and not a Chinese operating company. We operate through our operating subsidiaries located primarily in the United States, PRC and EU. Our operations in the PRC, in addition to our business presence elsewhere in the world, are enabled by our subsidiaries based therein.
The following diagram illustrates our corporate structure, including our parent Cayman Islands holding company, subsidiaries, and consolidated affiliated entities, as of the date of this Annual Report:

Our principal executive offices are located at 2101 Cottontail Lane, Somerset, NJ 08873, and our phone number is (737) 317-5050. The registered office address of the Company is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Ying Huang, Ph.D., Chief Executive Officer, Legend Biotech Corporation, 2101 Cottontail Lane, Somerset, New Jersey 08873.
Our capital expenditures for the years ended December 31, 2022, 2021, and 2020 amounted to $70.3 million, $44.5 million, and $50.0 million, respectively. These expenditures primarily consisted of property, plant and equipment and intangible assets. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2023 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made in the United States, EU and China, where our principal manufacturing and research and development facilities are currently located.
The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and can be accessed at www.sec.gov. We maintain a corporate website at www.legendbiotech.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this Annual Report.
B.Business Overview

We are primarily a global, clinical-stage biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 1,390 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel, or cilta-cel (referred to as LCAR- B38M for purposes of our LEGEND-2 trial), is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen, for the treatment of multiple myeloma (“MM”). Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in relapsed and refractory multiple myeloma (“RRMM”) patients with a manageable safety profile.

On February 28, 2022, cilta-cel was approved by the U.S. Food and Drug Administration (the “FDA”) under the trademark CARVYKTI for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. We have established a sales, marketing and operational infrastructure to support the launch of CARVYKTI in the United States. On May 25, 2022, the European Commission granted conditional marketing authorization of CARVYKTI for the treatment of adults with RRMM who have received at least three prior therapies, including a proteasome inhibitor (“PI”), an immunomodulatory agent (“IMiD”) and an anti-CD38 antibody, and have demonstrated disease progression on the last therapy. On September 26, 2022, Japan’s Ministry of Health, Labour and Welfare approved CARVYKTI for the treatment of adults with relapsed or refractory multiple myeloma, limited to cases meeting both of the following conditions: patients have no history of CAR-positive T cell infusion therapy targeting B-cell maturation antigen (“BCMA”); and patients who have received three or more lines of therapies, including an immunomodulatory agent, a proteasome inhibitor and an anti-CD38 monoclonal antibody, and in whom multiple myeloma has not responded to or has relapsed following the most recent therapy.

Cilta-cel has been granted breakthrough therapy designation by the FDA, Priority Medicines (“PRIME”), designation, enabling accelerated assessment, by the European Medicines Agency (“EMA”), and breakthrough therapy designation by the CDE. In January 2021, the Committee for Medicinal Products for Human Use (“CHMP”), of the EMA accepted a request for an accelerated assessment of the marketing authorization application. Orphan Drug Designation has been granted for cilta-cel by the FDA, the European Commission, Japan Ministry of Health, Labour and Welfare, Switzerland Swissmedic, and South Korea Ministry of Food and Drug Safety.

On June 4, 2022, we announced updated results from the CARTITUDE-1 clinical trial, studying cilta-cel in the treatment of RRMM, which were presented at the 2022 ASCO Annual Meeting and simultaneously published in the Journal of Clinical Oncology.

In our Phase 1b/2 CARTITUDE-1 trial, longer-term results in 97 patients with RRMM continued to show a high overall response rate (“ORR”) of 98 percent. After 27.7 months of follow-up, 83 percent of patients treated with cilta-cel achieved a stringent complete response, or sCR, which was higher than the 67 percent sCR rate reported at a median of approximately 1 year of follow up. Furthermore, 95 percent of patients achieved a very good partial response (“VGPR”), or better. Median progression-free survival (“PFS”) and median overall survival (“OS”) have not been reached, but the PFS rate at 27.7 months was 54.9 percent and the OS rate at 27.7 months was 70.4 percent. Of the 61 patients evaluable for minimal residual disease (“MRD”), 91.8 percent were MRD-negative at the 10-5 cutoff threshold. The 27 month PFS rates in patients with sustained MRD negativity for at least 6 and 12 months were 73 percent and 78.8 percent, respectively. The longer-term data showed no new events of CRS reported since the median approximate 1 year follow up. One new case of signs and symptoms of parkinsonism, previously termed movement and neurocognitive treatment-emergent adverse events (“AEs”), was observed at the 27.7-month median follow-up. As of the date of this Annual Report, the patient is stable and functioning and remains in sCR. We also presented new results from our Phase 2 multicohort CARTITUDE-2 trial at various scientific congresses in 2022. The CARTITUDE-2 trial was designed to evaluate the safety and efficacy of cilta-cel in various clinical settings for patients with MM. Updated data from Cohort A of the trial was presented at the 2022 International Myeloma Society (IMS) Annual Meeting. Cohort A examined the efficacy and safety of cilta-cel in 20 patients with progressive multiple myeloma after 1-3 prior lines of therapy and who are lenalidomide-refractory. At a longer median follow-up of 17.1 months, patients experienced early and deep responses with a manageable safety profile consistent with the CARTITUDE-1 trial. ORR was 95 percent, which included 90 percent of patients achieving complete response (“CR”) or better and 95 percent achieving VGPR or better. The median time to first response was one month and the median time to best response was 2.6 months. The 15-month PFS rate was 70%.

Updated data from Cohort B of the CARTITUDE-2 trial was presented at the 64th American Society of Hematology (ASH) Annual Meeting. Cohort B included 19 patients with early relapse after initial therapy with a PI, and IMiD, defined as progression within 12 months after autologous stem cell transplant (“ASCT”) or from the start of anti-MM therapy for patients who have not had ASCT. Data showed early and deep responses with a manageable safety profile. At a median follow-up of 18 months, ORR was 100 percent, which included 90 percent of patients achieving CR or better and 100 percent of patients achieving VGPR or better. The median time to first response was .95 months and the median time to best response was 5.09 months. The 18-month PFS and 18-month OS rates were 83 percent and 83 percent, respectively.

Updated data from Cohort C of the CARTITUDE-2 trial was also presented at the 64th ASH Annual Meeting. Cohort C included 20 patients with prior exposure to a proteasome inhibitor (“PI”), immunomodulatory drug (“IMiD”), anti-CD38 monoclonal antibody (mAb), and non-cellular BCMA-targeting therapy including an antibody-drug conjugate (“ADC”) or bispecific antibody (“BsAb”). At a median follow-up of 18 months, ORR was 60 percent for the full cohort of

ADC and BsAb exposed patients, which included 55 percent of patients achieving VGPR or better. Median duration of response was 12.3 months and median PFS was 9.1 months for the full cohort.

The safety profile seen in CARTITUDE-2 Cohorts A, B, and C were consistent with data previously reported from CARTITUDE-1. CRS occurred in 95 percent of patients in Cohort A, 84 percent of patients in Cohort B, and in 60 percent of patients in Cohort C, which were mostly grades 1/2 with median time to onset of 7 to 8 days post-infusion and median duration of approximately 3 to 5.5 days.

Additionally, CARTITUDE-4, our Phase 3 trial evaluating cilta-cel versus pomalidomide, bortezomib, and dexamethasone (PVd) or daratumumab, pomalidomide, and dexamethasone (DPd) for the treatment of adult patients with relapsed and lenalidomide-refractory multiple myeloma who received one to three prior lines of therapy, met its primary endpoint of showing a statistically significant improvement in PFS compared to standard therapy at the trial's first pre-specified interim analysis. The trial has been unblinded following the recommendation of an independent data monitoring committee.

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

We have built our company around overcoming the challenges associated with CAR-T cell therapy development through deploying our fully-integrated, global cell therapy capabilities including in-house expertise on early-stage discovery, efficient clinical translation, manufacturing and commercialization to bring our pipeline of next-generation CAR-T product candidates to patients. We are leveraging our in-house antibody generation, coupled with our CAR-T specific functional screening capability, to add one or multiple tumor antigen binding sites on T cells. We seek to bridge the gap between discovery research and patients by leveraging our relationships with clinicians and their ability to conduct investigator-initiated clinical trials in top-tier hospitals in China without a formal investigational new drug (“IND”), process as part of the encouragement of innovation by the National Medical Products Administration (“NMPA”). We work with the clinicians and hospitals to conduct these trials in accordance with international standards to support future global regulatory filings and partnerships. This strategy enables us to rapidly advance product candidates to patient populations with large unmet needs. To satisfy anticipated commercial demand in various geographies, we are building manufacturing facilities in the United States, EU and China. Furthermore, we will seek to make our products, if approved, widely available to cancer patients throughout the United States, Europe and Asia independently or through partnerships. Taken together, we believe that our fully integrated approach will enable us to rapidly expand the use of CAR-T cell therapies.

Our lead product, cilta-cel, is an autologous CAR-T cell therapy that targets the BCMA, which is a highly expressed protein in a number of hematologic malignancies including MM. Autologous cells refer to the patient’s own cells. Following FDA’s approval of CARVYKTI, we are continuing to develop cilta-cel for potential further improvements in the treatment of MM. MM is a highly aggressive disease representing approximately 10 percent of all hematologic malignancies and 20 percent of deaths of hematologic malignancies worldwide. The American Cancer Society projected that 32,270 new cases of MM and 12,830 deaths will occur in the United States in 2020. Worldwide, there were an estimated 159,985 new cases of MM in 2018. Existing therapies include monoclonal antibodies, proteasome inhibitors and immunomodulatory agents, which generated aggregate sales of approximately $18 billion in 2018. Nevertheless, MM remains incurable and patients eventually relapse and become refractory to treatment. For example, median overall survival (“mOS”) in patients who have received at least three prior lines of therapy and are refractory to both an immunomodulatory drug and a proteasome inhibitor is only 13 months. The reported ORR for approved therapies for the population of heavily pre-treated and refractory patients with MM is 30% or less. Therefore, we believe there is a high unmet need for a therapy that provides an improved efficacy profile for a prolonged period of time.

We believe that cilta-cel has the potential to transform the treatment of MM. Following the results from our Phase 1 clinical trial in China, which we refer to as LEGEND-2, we are conducting a Phase 2 registrational trial of cilta-cel in RRMM patients in China, which we refer to as CARTIFAN-1. Based on available data from CARTIFAN-1, we submitted a New Drug Application (“NDA”) to China’s Center for Drug Evaluation (“CDE”), in December 2022.

In conjunction with our collaboration partner Janssen, we completed the rolling submission of a cilta-cel Biologics License Application (“BLA”) to the FDA in March 2021, submitted a cilta-cel marketing authorization application to the EMA in April 2021, and a cilta-cel NDA to Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) in December 2021. On February 28, 2022, FDA approved cilta-cel under the name CARVYKTI for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. On May 25, 2022, the European Commission granted conditional marketing authorization of CARVYKTI for the treatment of adult patients with relapsed and refractory multiple myeloma, who have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor and an anti-CD38 antibody and have demonstrated disease progression on the last therapy. On September 26, 2022, Japan’s Ministry of Health, Labour and Welfare approved CARVYKTI for the treatment of adults with relapsed or refractory multiple myeloma, limited to cases meeting both of the following conditions: patients have no history of CAR-positive T cell infusion therapy targeting BCMA; and patients who have received three or more lines of therapies, including an immunomodulatory agent, a proteasome inhibitor and an anti-CD38 monoclonal antibody, and in whom multiple myeloma has not responded to or has relapsed following the most recent therapy.

In addition to the trials we are conducting to support our initial regulatory submissions, we are conducting multiple clinical trials to evaluate cilta-cel as an earlier line of therapy for MM. In November 2019, we and our strategic partner Janssen began enrolling an aggregate of approximately 160 patients in a Phase 2 multicohort trial of cilta-cel in the United States, EU and Israel, which we refer to as CARTITUDE-2, in patients with MM in various clinical settings such as in early relapse patients or as a front-line therapy. Based on those results, we intend to explore expanding our investigation in those patient populations to potentially support regulatory approval submissions upon the agreement of regulatory agencies. In addition, the Phase 3 CARTITUDE-4 clinical trial, which includes approximately 400 patients in the United States, Europe, Australia, Japan, the Republic of Korea and Israel, completed enrollment during October 2021. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in Revlimid-refractory MM. On January 27, 2023 we announced that CARTITUDE-4 met its primary endpoint of showing a statistically significant improvement in PFS compared to standard therapy at the study’s first pre-specified interim analysis. The trial has been unblinded following the recommendation of an independent data monitoring committee. Furthermore, we initiated the Phase 3 CARTITUDE-5 clinical trial during August 2021, targeting enrollment at approximately 650 patients, including sites in the United States, Europe, Canada, Australia, Korea and Japan. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in newly diagnosed MM patients for whom hematopoietic stem cell transplant is not planned as an initial therapy.

We have established a global collaboration with Janssen for cilta-cel, pursuant to which we share equally the development, production and commercialization costs and profits or losses in all areas other than mainland China, Hong Kong, Macau and Taiwan, or Greater China, where we assume 70 percent of development, production and commercialization costs and retain or bear 70 percent of pre-tax profits or losses. We received an upfront payment of $350.0 million from Janssen in 2018, and an additional $300.0 million in milestone payments through December 31, 2022.

In addition to cilta-cel, we have a broad portfolio of earlier-stage autologous CAR-T product candidates targeting various cancers, including Non-Hodgkins Lymphoma (“NHL”), acute lymphoblastic leukemia (“ALL”), gastric cancer, esophageal cancer, pancreatic cancer, colorectal cancer, hepatocellular carcinoma, small cell lung cancer, and non-small cell lung cancer. We are also developing an allogeneic gamma delta CAR-T product candidate targeting BCMA for MM, which is currently in an investigator-initiated Phase 1 clinical trial in China. Additionally, we are developing allogeneic

CAR-NK product candidates targeting BCMA and allogeneic gamma delta CAR-T product candidates targeting CLL1/CD33 for acute myeloid leukemia (“AML”). Our pipeline of product candidates is summarized in the table below.

We are led by Ying Huang, Ph.D., our Chief Executive Officer and a member of our Board of Directors, who was most recently a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc., and earlier in his career, he was a Principal Scientist at Schering-Plough (now Merck), and also Lori Macomber, our Chief Financial Officer. We have assembled a team with broad experience in biopharmaceutical drug discovery, development and commercialization.
Our Strategy

Our goal is to become a worldwide leader in cell therapy, advancing the treatment of cancers. Our strategy to achieve this goal is as follows:

•Advance cilta-cel through registrational trials and obtain approval for the treatment of MM globally. We believe we have demonstrated that cilta-cel can deliver deep and durable anti-tumor responses, resulting in increased survival in RRMM patients. During 2022, cilta-cel received approval from the FDA, conditional approval from the European Commission, and approval from Japan’s Ministry of Health, Labour and Welfare. While these approvals were for later-stage patients, we intend to aggressively pursue clinical development of cilta-cel in MM including in earlier-stage patients and potentially as front-line therapy.

•Rapidly advance our pipeline by leveraging our global clinical development strategy. We plan to continue to leverage our technical know-how, discovery and clinical expertise, and deep relationships with clinical investigators and treatment centers to explore new opportunities for cell therapy. We plan to continue to leverage our access to investigator-initiated clinical trials that are conducted in accordance with international standards to advance our product candidates in China and to select product candidates for IND applications in the United States. Our global clinical development strategy enables us to quickly assess the therapeutic potential of these individual product candidates in patients in an efficient and cost-effective manner. While we have encountered legal and regulatory challenges in transferring clinical data from China to other jurisdictions, we believe this will allow us to rapidly advance product candidates that we find most promising into global registrational clinical trials. We can also refine and optimize product candidates that do not achieve sufficient results in the investigator-initiated trials, and potentially mitigate certain clinical development risks in our target markets.

•Maintain and expand our global leadership in the cell therapy field. We believe we are a leading company in the cell therapy field, and we intend to continue to expand our global presence in order to provide access to our products, if approved, to patients around the world. We plan to continue to recruit leading talent across regions to be able to leverage our efficient and cost-effective clinical development strategy in China and to expand our suite of technologies that we believe enables us to take a systematic approach to rapidly developing improved cell therapies. We are conducting clinical pivotal trials for cilta-cel designed to support further regulatory approvals in the major markets of the United States, Europe, China and Japan. We also intend to establish a global commercial team to support all aspects of our product sales including market access, healthcare provider education, hospital certification, reimbursement, manufacturing and patient and provider support.

•Expand our manufacturing capabilities. Our manufacturing facility in the United States that we operate with Janssen currently supplies CARVYKTI for the U.S and EU markets, and we anticipate using such facility to supply other countries if we obtain approvals in such countries. Clinical materials for our trials are supplied by our U.S. facility and our facility in China. We intend to further expand the commercial-scale manufacturing capacities at our U.S. facility and are in the process of constructing manufacturing facilities in Belgium for commercial and clinical supply in the EU and U.S. markets, and possibly additional markets. Moreover, with Janssen, we are at the initial stages of engaging and pursuing the use of third party CMOs to supplement our manufacturing facilities for clinical and commercial supply.
•Establish ourselves as a preferred global partner. Our global network and strategy facilitates accelerated clinical proof-of-concept for pipeline candidates. Further, through our strong presence in China, deep relationships with Chinese key opinion leaders, health policy experts, leading healthcare institutions, local world-class manufacturing and strong understanding of and experience with Chinese regulations, we are well positioned to be the partner of choice to help non-Chinese companies navigate the lucrative yet complex Chinese market. We believe our global collaboration with Janssen, for the development and potential commercialization of cilta-cel is a testament to our potential as a preferred global partner.
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
Adoptive cell therapy (“ACT”) is a cancer immunotherapy that involves the infusion of immune cells into a patient with the intent of having these cells attack and destroy cancer cells. In most cases these immune cells are autologous, or isolated from the same patient to which they are re-administered. These isolated cells are expanded in number and can be stimulated with specific growth factors, cytokines, chemokines or antigens, or can be genetically modified to recognize and destroy certain tumors.

The two most common engineered ACTs, CAR-T cells and TCR-T cells are genetically modified cells that express either chimeric antigen receptors or naturally occurring T cell receptors (“TCRs”) that recognize antigens on a patient’s tumors. Other immune cell types can be engineered to express CAR constructs as well, including NK cells. Synthetic CAR receptors combine the specificity of a monoclonal antibody with cytotoxic and immune surveillance functions of a T cell and bind to extracellular antigens of cell-surface proteins overexpressed by cancer cells, thus enabling major histocompatibility complex-independent T cell activation. CD19 is an antigen overexpressed on lymphoma cancer cells. Anti-CD19 CAR-T cell therapies have demonstrated strong efficacy and in some cases curative potential in select relapsed or refractory B cell malignancies, ultimately leading to the FDA approvals of the first CAR-T therapies, Kymriah and Yescarta in 2017.
Challenges in Developing CAR-T and CAR-NK Cell Therapies
Despite the advancements in the field, there are a number of key challenges in developing CAR-T and CAR-NK cell therapies.
•Selecting an appropriate tumor antigen target: The antigen targets that are recognized by CAR-T or CAR-NK cells are membrane-bound cell surface proteins. Limited distribution in normal tissue, over or homogeneous expression in tumors, and lack of shedding or internalization are critical factors related to the target antigen that need to be considered for target selection for developing cell therapies. While expression of target antigens on normal tissues increases the risk of on-target/off-tumor toxicity, reduced or loss of expression due to shedding or internalization on tumor cells can decrease the treatment efficacy.

•Designing an optimal CAR construct: The properties of the CAR construct are crucial to the overall success of CAR-T and CAR-NK cell therapy. The affinity and flexibility of the antigen binding domain(s) are important in enhanced tumor-specific recognition, and co-stimulation during cell activation regulates metabolism, survival and functions of T cells. A common side effect with CAR-T and CAR-NK cell therapy is excessive cell activation when encountering its target antigen. Such over activation can result in cytokine release syndrome (“CRS”), a life threatening condition caused by high levels of inflammatory cytokines. Therefore, designing an optimal CAR construct requires a balance between efficacy and safety.

•Preclinical to clinical translation: The lack of validated preclinical models that are predictive of safety and efficacy in humans presents a considerable barrier for efficient development of CAR-T and CAR-NK cell therapy products. Currently, few preclinical animal models can recapitulate the human immune system, tumor microenvironment and normal tissue distribution of target antigens. Although several animal models have been used in prior CAR-T and CAR-NK cell therapy studies, most of them do not reflect the obstacles to achieve clinical efficacy and fail to predict potentially life-threatening toxicities.

•Manufacturing complexities: Manufacturing of cell therapies is difficult due to the variability of collected cells from individual patients. Limited economies of scale can be realized given the bespoke nature of autologous CAR-T and CAR-NK manufacturing. These factors have contributed to limited clinical translation and patient access. Furthermore, high costs and, in certain instances, high failure rates during the manufacturing process, continue to limit the scalability of CAR-T and CAR-NK cell therapies. The difference in regulations governing the manufacturing of cell therapies from region to region presents an additional layer of complexity for drug developers looking to expand their capabilities globally.
Our Approach

We have built our company around overcoming the challenges associated with cell therapy development through deploying our fully-integrated, global cell therapy capabilities including in-house expertise on early-stage discovery, efficient clinical translation, manufacturing and commercialization to bring our pipeline of next-generation product candidates to patients. We are leveraging our in-house antibody generation, coupled with our CAR-T and CAR-NK specific functional screening capability, to add one or multiple binding sites on immune cells. We seek to bridge the gap between discovery research and patient treatments by leveraging our long-term relationships with clinicians in China and their expertise to conduct investigator-initiated clinical trials in top-tier hospitals in China to rapidly advance product candidates to patient populations with large unmet needs. To satisfy anticipated commercial demand in various geographies, we have built a manufacturing facility in the United States and are in the process of building manufacturing facilities in the EU and China. We will, moreover, evaluate the use of third party CMOs to assist us in meeting commercial demand. Furthermore, we will seek to make our products, if approved, widely available to cancer patients globally, including in the United States, Europe and Asia. Taken together, we believe that our fully integrated approach will enable us to rapidly expand the use of cell therapies to meet the significant unmet need among patients.

Technology Capabilities

From the commencement of our operations in 2014, we recognized the transformational potential of cell therapy. We have assembled a team of experts and a suite of technologies that we believe enables us to take a systematic approach to rapidly develop improved cell therapies. A number of technical areas underpin our approach to cell therapy and related fields.

In-house antibody and CAR screening capability

There is considerable variability in CAR-T and CAR-NK cell therapies’ ability to specifically recognize and kill tumor cells. Many earlier product candidates developed by others have relied on in-licensed antibodies, which may not be specifically designed for CAR-T and CAR-NK application. In contrast, we have developed a high-throughput screening technology that allows us to identify antibody fragments that have the most desirable properties and thus allowing us to optimize antigen-binding domains and linkers for specific CAR constructs. This allows us to repeatedly select and prioritize CAR constructs that are most likely to target the tumor cells of interest with high potency while sparing normal cells. We have demonstrated in our preclinical research and early clinical investigations that appropriate selection of the antigen-binding domain is an important determinant of overall anti-tumor activity. We also believe that our in-house antibody generation, coupled with our CAR-T specific functional screening capability, helps us expand our internal pipeline programs and keep pace with the rapidly evolving cell therapy development landscape.

Multiple antibody development platforms and multi-specific binding approaches

To maximize the possibility of identifying the best binder for a given target in a CAR-T or CAR-NK application, we have multiple in-house antibody development platforms, including single domain antibodies derived from llama and mice and fully human antibodies.

For our lead product candidate, cilta-cel, we have chosen to generate and characterize our own antigen-binding domains isolated from llamas. Llamas produce highly diverse antibodies including a unique class of single-domain antibodies that can have high antigen-binding potency compared to that of more conventional antibodies which are composed of heavy and light chain domains. These smaller, single-domain antibodies are also able to access antigenic sites that are close to the cell membrane, which may not be physically accessible to larger, conventional antibodies.

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

Global Clinical Development Strategy

We employ a global clinical development strategy designed to progress our product candidates rapidly through the clinic. In particular, we utilize our deep relationships with thought leaders in China to conduct proof-of-concept studies, from which we believe we can more efficiently inform the design of our clinical development programs and potentially mitigate certain clinical development risks. While we have encountered legal and regulatory challenges in transferring clinical data from China to other jurisdictions, we continue to believe that this approach is beneficial. Through initially testing product candidates in humans in investigator-initiated trials in China, we can quickly assess the therapeutic potential of and improve individual product candidates in an efficient and cost-effective manner, which allows us to quickly identify promising product candidates and advance them into registrational clinical trials across China, the United States, Europe and Japan. We also intend to continue to invest in our manufacturing facilities in the United States, EU and China and continue to develop our commercial capabilities to support our product sales, including product promotion, healthcare provider education, and medical and scientific exchange.

Given our expertise and understanding of the significant differences in the regulatory environment for cell therapies in China compared to the United States, we have the potential to be a preferred partner for companies outside of China or those that are founded or controlled by entities outside of China to conduct scientific research using genetically modified cells in China. Following consultation, and subject to oversight by scientific advisory boards and ethical committees, clinicians in China can initiate clinical testing for experimental cell therapies at their hospitals without the requirement for clearance of a formal IND application by the NMPA as part of the NMPA’s encouragement of innovation. We work with the clinicians and hospitals to conduct investigator-initiated trials in accordance with international standards to support future global regulatory filings and partnerships. This approach enables us to rapidly test our product candidates directly in patients. We also have established relationships with China-based key opinion leaders, regulatory bodies, institutional review boards, ethics committees and related entities involved in accelerating and monitoring clinical development of cell therapies.
We are one of the most advanced companies in developing CAR-T cell therapies in China, having received clearance for the first CAR-T cell therapy IND application by the NMPA. We are also the first to conduct a registrational CAR-T clinical trial in China. We have built a strong, global research team of over 305 researchers who identify potential cellular targets and create and assess a broad portfolio of product candidates. Establishing this expertise has attracted the leading investigators and partners within China.
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
Clinical- and Commercial-Stage Manufacturing Expertise

We have assembled a clinical, manufacturing and commercial (“CMC”), team with extensive CAR-T process development and commercialization experience, many of who have direct experience with commercial launch and manufacturing supply of marketed CAR-T products. We have current good manufacturing practices (“cGMP”), compliant manufacturing facilities in the United States and China that supply the clinical material for our trials, and our facility located in the United States also manufactures for commercial supply to the U.S. market. We are also in the process of establishing manufacturing facilities in EU for future supply.
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
Our Programs
Cilta-cel for the Treatment of Multiple Myeloma

Cilta-cel is a CAR-T cell therapy that we are developing for the treatment of MM. In a Phase 1 first-in-human clinical trial (LEGEND-2), 74 RRMM patients were treated with LCAR-B38M CAR-T cells. With a median follow-up time of 47.8 months, the ORR was 87.8 percent including a CR rate of 73 percent. The median duration of response was 23.26 months and the median PFS was 18 months. Median OS was not yet reached. Expected adverse events were reported in all patients in LEGEND-2 with CRS reported in 91.9 percent of patients, with grade 3 or higher CRS observed in 9.5 percent of patients. Total CAR-T cell neurotoxicity of any grade was observed in 1 patient. No grade 3 or higher neurotoxicity events were reported. There were 34 reported deaths during the Phase 1 LEGEND-2 clinical trial: 28 due to disease progression, one due to CRS and tumor lysis syndrome, one due to pulmonary embolism and potential acute coronary syndrome, one due to respiratory failure associated with subsequent therapy, one due to esophageal carcinoma, and two due to infection.

Patients are measured for whether they achieved a CR, VGPR or a partial response (“PR”) in accordance with the International Myeloma Working Group (the “IMWG”) uniform response criteria for MM. The IMWG uniform response criteria has been utilized in registration studies of approved myeloma drugs. The IMWG uniform response criteria assesses efficacy of treatment options for myeloma and allows for a comparison of efficacy between treatment strategies in clinical trials, strict definitions for responses, as shown in the table below, and classifications to improve detail and clarify inconsistent interpretations across clinical trials.

The IMWG criteria for CR, VGPR, PR and stable disease (“SD”) is summarized below.

CR	•Negative immunofixation in the serum and urine and •Disappearance of any soft tissue plasmacytomas and •<5% plasma cells in bone marrow aspirates

VGPR	•Serum and urine monoclonal protein ("M-protein") detectable by immunofixation but not on electrophoresis or •≥90% reduction in serum M-protein plus urine M-protein level <100 mg/24 h

PR
•≥50% reduction of serum M-protein plus reduction in 24-hour urinary M-protein by ≥90% or to <200 mg/24 h
•If the serum and urine M-protein are unmeasurable, a ≥50% decrease in the difference between involved and uninvolved free light chain levels is required in place of the M-protein criteria and if serum-free light assay is also unmeasurable, ≥50% reduction in plasma cells is required in place of M-protein, provided baseline bone marrow plasma-cell percentage was ≥30%
•In addition to these criteria, if present at baseline, a ≥50% reduction in the size (SPD) of soft tissue plasmacytomas is also required

SD	•Not meeting criteria for CR, VGPR, PR, or progressive disease

In collaboration with Janssen, we are currently conducting a Phase 2 trial of cilta-cel in RRMM patients in China (CARTIFAN-1) and a Phase 1b/2 trial in RRMM patients in the United States and Japan (CARTITUDE-1). The CARTITUDE-1 Phase 1b/2 registrational trial has completed enrollment. For the Phase 1b portion of the CARTITUDE-1 trial, the primary endpoint was to characterize safety and establish the recommended Phase 2 dose and, for the Phase 2 portion, the primary endpoint was to evaluate efficacy by ORR. Secondary endpoints included efficacy, duration of and timing to response, progression-free survival, overall survival, pharmacokinetic and pharmacodynamic markers, and presence of anti-JNJ-4528 antibodies. In the United States, 97 patients were treated with cilta-cel in the combined Phase 1b/2 CARTITUDE-1 trial. At a median follow-up of 27.7 months (data as of January 11, 2022), the overall response rate was 98 percent which deepened over time highlighted by a sCR rate of 83 percent. Furthermore, 95 percent of patients achieved a very good partial response, or VGPR, or better. Median PFS and median OS have not been reached, but the PFS rate at 27.7 months was 54.9 percent and the OS rate at 27.7 months was 70 percent. Of the 61 patients evaluable for minimal residual disease (“MRD”), 91.8 percent were MRD-negative at the 10-5 cutoff threshold. The 27 month PFS rates in patients with sustained MRD negativity for at least 6 and 12 months were 73 percent and 78.8 percent, respectively. The most common hematologic adverse events observed were neutropenia (95.9%), thrombocytopenia (79.4%), leukopenia (61.9%) and lymphopenia (53.6%). With respect to adverse events of special interest, the longer-term data showed no new events of CRS reported since the median approximate 1 year follow up. One new case of signs and symptoms of parkinsonism, previously termed movement and neurocognitive treatment-emergent AEs, was observed at the 27.7-month median follow-up. As of the date of this Annual Report, the patient is stable and functioning and remains in sCR.

Cilta-cel has been granted breakthrough therapy designation by the FDA, PRIME designation, enabling accelerated assessment, by the EMA, and breakthrough therapy designation by CDE. In January 2021, the CHMP also accepted a request for an accelerated assessment of the marketing authorization application. Orphan drug designation has been granted for cilta-cel by the FDA, the European Commission, Japan Ministry of Health, Labour and Welfare, Switzerland Swissmedic, and South Korea Ministry of Food and Drug Safety. On February 28, 2022, cilta-cel was approved by FDA under the trademark CARVYKTI for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. On May 25, 2022, the European Commission granted conditional marketing authorization of CARVYKTI for the treatment of adults with relapsed and refractory MM who have received at least three prior therapies, including a PI, an IMiD and an anti-CD38 antibody, and have demonstrated disease progression on the last therapy. On

September 26, 2022, Japan’s Ministry of Health, Labour and Welfare approved CARVYKTI for the treatment of adults with relapsed or refractory multiple myeloma, limited to cases meeting both of the following conditions: patients have no history of CAR-positive T cell infusion therapy targeting BCMA; and patients who have received three or more lines of therapies, including an immunomodulatory agent, a proteasome inhibitor and an anti-CD38 monoclonal antibody, and in whom multiple myeloma has not responded to or has relapsed following the most recent therapy. In December 2022, a cilta-cel NDA was submitted to the CDE in China for the treatment of RRMM.

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
In 2017, we entered into a global collaboration with Janssen for cilta-cel, pursuant to which we share equally the development, production and commercialization costs and profits or losses in all areas other than Greater China, where we assume 70 percent of development, production and commercialization costs and retain or bear 70 percent of pre-tax profits or losses. We received an upfront payment of $350.0 million from Janssen in 2018, and an additional $300.0 million in milestone payments through December 31, 2022.
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
Newly diagnosed patients in good physical health with active disease generally receive high-dose chemotherapy followed by autologous hematopoietic stem cell transplantation (“HSCT”). When transplantation is not an option or if HSCT patients fail to achieve a CR, standard of care consists of systemic chemotherapy. The therapeutic landscape of MM has changed significantly in the past decade with the introduction of novel immunomodulatory agents, such as lenalidomide, marketed as Revlimid by Bristol-Myers Squibb, as well as monoclonal antibodies, such as daratumumab, marketed as Darzalex by Janssen, and proteasome inhibitors, including bortezomib, marketed as Velcade by Takeda and Janssen, and carfilzomib, marketed as Kyprolis by Amgen. Worldwide sales of drugs to treat MM were approximately $18 billion in 2018 with 63 percent of these sales in the United States.
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

Cilta-cel CAR construct
CAR construct of cilta-cel has two antigen-binding domains

Same antigen dual binding domain CAR
We believe cilta-cel provides benefits to MM patients through the following mechanisms of action:
•having two antigen-binding domains takes advantage of the concept of higher binding avidity—two points of contact between the CAR and the tumor antigen results in binding much less likely to be reversible than single point of contact with either antigen;
•dual antigen-binding domains could also allow CARs to cross-link epitopes on different molecules, which facilitates the gathering of more CARs in the immune synapse for T cell activation, increases downstream signal strength of T cells, and therefore, enhances overall CAR-T functionality; and
•inclusion of antigen-binding domains that recognize antigenic sites independently could lead to an increased ratio of on-off target binding, resulting in higher specificity thereby resulting in less off-target effects.
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
Completed Clinical Results LEGEND-2 (China)

LEGEND-2 is a first-in-human investigator-initiated phase 1 study in China to evaluate the safety of LCAR-B38M CAR-T cells as well as provide initial proof-of-concept efficacy in patients with relapsed or refractory multiple myeloma. Patient enrollment in this study began in 2016 and accrued a total of 74 patients across four academic sites in China. Data from the four academic sites was previously reported in a 2022 Journal of Hematology & Oncology publication. At a median follow-up of 47.8 months, the overall median mPFS was 18 months and 28.16 months for those patients achieving a CR. The mOS has not yet been reached. In this study, LCAR-B38M displayed a safety profile consistent with other safety reports of BCMA-targeting CAR-T therapies. CRS and cytopenias were the most observed AEs in this study and long-term follow-up data collection is still ongoing.
Ongoing Clinical Development
We obtained approval to conduct confirmatory clinical trial, CARTIFAN-1, through multiple centers in China in March 2018. Following the submission of an IND, which was cleared by the FDA in May 2018, we and Janssen are conducting the CARTITUDE-1, CARTITUDE-2, CARTITUDE-4 and CARTITUDE-5 trials.
CARTIFAN-1 (China)

We are enrolling RRMM patients in a pivotal Phase 2 trial, which we refer to as CARTIFAN-1, involving 8 sites in China. The primary endpoint of this trial is ORR. In December 2022, we submitted a cilta-cel NDA to CDE in China based on available data from CARTIFAN-1.

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

We have completed enrolling patients in the Phase 2 portion of the CARTITUDE-1 trial and the latest results from the combined Phase 1b/2 CARTITUDE-1 study were presented the 2022 ASCO Annual Meeting and simultaneously published in the Journal of Clinical Oncology.

As of January 11, 2022 (median follow-up of 27.7 months), 97 patients with RRMM continued to show a high ORR of 98%, with 83% of patients achieving a sCR, mPFS, and mOS, have not been reached, but the PFS rate at 27.7 months was 54.9 percent and the OS rate at 27.7 months was 70 percent. Of the 61 patients evaluable for minimal residual disease, or MRD, 91.8 percent were MRD-negative at the 10-5 cutoff threshold. The 27 month PFS rates in patients with sustained MRD negativity for at least 6 and 12 months were 73 percent and 78.8 percent, respectively. The longer-term data showed no new events of CRS reported since the median approximate 1 year follow up. One new case of signs and symptoms of parkinsonism, previously termed movement and neurocognitive treatment-emergent AEs, was observed at the 27.7-month median follow-up. As of the date of this Annual Report, the patient is stable and functioning and remains in sCR.

CARTITUDE-1: Efficacy

ORR[a]: 97.9% (95/97)
100%
80%
60%
40%
20%
0%
Patients, %
sCR: 82.5%
82.5%
12.4%
3.1%
≥VGPR: 94.8%
Best response[b] = sCR VGPR PR

- Responses deepened over time from the 12-month follow-up
- Median DOR was not estimable
- Most patients in high-risk subgroups responded (ORR range 95.1–100%), including those with high-risk cytogenetics, high tumor burden, or baseline plasmacytomas
  - DOR, PFS, and/or OS were shorter in subgroups with high-risk cytogenetics, ISS stage III, high tumor burden, or plasmacytoma
- High efficacy was achieved despite a lack of detectable CAR-T cell persistence over time

Progression-free survival
Survival probability
1.0
0.8
0.6
0.4
0.2
0
Median PFS not reached (95% CI, 24.5–NE)
PFS rates at Month 27:
78.8% (95% CI, 51.5–91.8)
73.0% (95% CI, 52.1–85.9)
64.2% (95% CI, 51.9–74.1)
54.9% (95% CI, 44.0–64.6)
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42
Progression-free survival (months)
Patients at risk
MRD negative ≥12 months 24 24 24 24 24 24 24 24 24 11 8 2 1 1 0
MRD negative ≥6 months 34 34 34 34 34 33 32 32 31 13 10 3 1 1 0
sCR patients 80 80 78 73 71 64 62 61 55 27 17 3 1 1 0
All patients 97 95 85 77 74 67 64 63 57 27 17 3 1 1 0
All patients
sCR patients
MRD Negative ≥6 months
MRD Negative ≥12 months

Overall survival
Overall survival probability
1.0
0.8
0.6
0.4
0.2
0
Median OS not reached (95% CI, NE–NE)
OS rates at Month 27:
70.4% (95% CI, 60.1–78.6)
93.5% (95% CI: 76.1–98.3)
90.8% (95% CI: 67.7–97.6)
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42
Overall survival (months)
Patients at risk
All patients 97 96 91 88 85 81 79 77 71 42 22 6 2 1 0
Sustained (≥6 mos) MRD neg 34 34 34 34 34 34 34 34 34 18 11 3 1 1 0
Sustained (≥12 mos) MRD neg 24 24 24 24 24 24 24 24 24 13 9 2 1 1 0
All patients
Sustained (≥6 mos) MRD neg patients
Sustained (≥12 mos) MRD neg patients

- Median PFS and OS were not reached
- Patients who achieved sCR had improved PFS compared with the overall population
- Of 61 patients evaluable for MRD, 91.8% were MRD negative at (10^{-5})
- Patients with sustained MRD negativity (10^{-5}) for ≥6 and ≥12 months had improved PFS and OS compared with the overall population

[a] ORR assessed by independent review committee. [b] No patient had CR or stable disease. CAR, chimeric antigen receptor; DOR, duration of response; ISS, International Staging System; MRD, minimal residual disease; NE, not estimable; ORR, overall response rate; OS, overall survival; PR, partial response; PFS, progression-free survival; sCR, stringent CR; VGPR, very good partial response

*Presented at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting; June 3-7, 2022; Chicago, IL, USA & Virtual.
Collectively, we believe these results demonstrate that cilta-cel has a manageable safety profile at the recommended Phase 2 dose and can deliver early, deep, and durable responses in heavily pretreated RRMM patients.

Based on the results of CARTITUDE-1, including the efficacy observations from the Phase 1b and Phase 2 portions of the trial, the rolling submission of the cilta-cel BLA to the FDA was initiated in December 2020 and completed in April 2021. A cilta-cel marketing authorization application was submitted to EMA in April 2021 and an NDA was submitted to PMDA in December 2021.
CARTITUDE-2 (United States, Belgium, France, Germany, Netherlands, Spain, Israel)
We and Janssen began enrolling patients in November 2019 in a multi-cohort, open-label Phase 2 trial of JNJ-4528 in the United States, Europe and Israel, which we refer to as CARTITUDE-2. CARTITUDE-2 consists of the following six cohorts, with enrollment of approximately 157 patients:
•Treatment of patients with progressive MM with cilta-cel after one to three prior lines of therapy
•Treatment of MM patients with cilta-cel with early relapse after a front-line therapy
•Treatment of RRMM patients with cilta-cel that have failed therapy with a proteasome inhibitor, immunomodulatory therapy, daratumumab, and anti-BCMA therapy
•Treatment of MM patients with cilta-cel and lenalidomide who have not achieved a CR after HSCT
•Treatment of newly diagnosed MM patients, transplant was not planned
•Treatment of newly diagnosed MM patients with standard risk disease
The primary endpoint in each cohort of this trial is the percentage of patients with negative MRD one year after treatment. Based on the results of each cohort, we intend to explore expanding our investigation in those patient populations to potentially support regulatory approval submissions upon the agreement of regulatory agencies. We also have the ability to expand CARTITUDE-2 to include further cohorts to evaluate additional unmet needs of MM patients. In collaboration with Janssen, we intend to present additional data from the CARTITUDE-2 trial at major medical conferences in 2022.

Cohort A of the trial evaluated the efficacy and safety of cilta-cel in 20 patients with progressive MM after 1-3 prior lines of therapy and were refractory to lenalidomide. As of January 2022 (median follow-up of 17.1 months), the ORR was 95% with a CR or better rate of 90%. Median time to first response was 1.0 month and the median time to best response was 2.6 months respectively. The median duration of response (“DOR”) was not reached and the 15-month PFS rate was 70%. All patients with MRD-evaluable samples at 10-5 threshold (n=16) were MRD negative. Hematologic adverse events in ≥20% of patients were neutropenia, thrombocytopenia, anemia, lymphopenia and leukopenia. CRS occurred in 95% of patients and CAR T-cell neurotoxicity occurred in 30% of patients. Three patients (15%) had immune effector cell associated neurotoxicity syndrome (“ICANS”). There were no cases of movement and neurocognitive treatment emergent adverse events or parkinsonism observed. Four deaths occurred post cilta-cel infusion: one due to COVID-19 (treatment related), one due to sepsis (non treatment related), and two due to progressive disease.

CARTITUDE-2 Cohort A: Efficacy

- All patients with MRD-evaluable samples at 10^{-5} threshold (n=16)[a] were MRD negative (95% CI, 79.4–100.0)
- ORR was 95% (95% CI, 75.1–99.9)
  - Responses deepened at this longer follow-up

Overall Response Rate
ORR: 95% (19/20[b])
Patients, %
100
90
80
70
60
50
40
30
20
10
0
≥CR 90%
≥VGPR 95%
85%
5%
5%
sCR
CR
VGPR

[a] Four of the 20 patients were not MRD-evaluable: 1 patient did not have sample collected and 3 patients were pending MRD analysis.
[b] One patient demonstrated a minimal response.

CR, complete response; MRD, minimal residual disease; ORR, overall response rate; sCR, stringent CR; VGPR, very good partial response

CARTITUDE-2 Cohort A: Duration of Response[a]

- Median time to first response: 1.0 month (range, 0.7–3.3)
- Median time to best response: 2.6 months (range, 0.9–13.6)
- Median DOR was not reached
  - Estimated 90% of responders remained in response for 12 months
- 15-month PFS rate was 70% (95% CI, 45.1–85.3)

1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
0
5
10
15
20
25
Months
Still being followed
Progressive disease
Death
SD
PR
VGPR
CR
sCR

[a] One patient, who died on day 100 due to COVID-19 infection, demonstrated minimal response and is not shown.
CR, complete response; DOR, duration of response; PFS, progression-free survival; PR, partial response; sCR, stringent complete response; SD, stable disease; VGPR, very good partial response

CARTITUDE-2 Cohort A: Safety

- Cilta-cel had a manageable safety profile, including in the single patient who was treated in an outpatient setting
- CRS occurred in 19 patients (95%); 2 (10%) had grade 3/4 events
  - Median time to onset was 7 days (range, 5–9)
  - Median duration was 3 days (range, 2–12)
  - CRS resolved within 7 days in 90% of patients at data cutoff
  - CRS was treated with tocilizumab (70%; n=14) and/or corticosteroids (30%; n=6)
- 3 patients had ICANS (2 grade 1; 1 grade 2)
  - Median time to onset was 8 days (range, 7–10)
  - Median duration was 3 days (range, 1–3)
- There were no cases of MNTs/signs and symptoms of parkinsonism
- The incidence of MNT/parkinsonism decreased from 6% in CARTITUDE-1 to <0.5% after implementation of patient management strategies across the CARTITUDE program

CRS and Neurotoxicity Adverse Events

AEs ≥20%, n (%)	N=20	
	Any Grade	Grade 3/4
CRS	19 (95)	2 (10)
Neurotoxicity	6 (30)	1 (5)
ICANS	3 (15)	0
Other	3 (15)[a]	1 (5)

[a] One patient had peripheral sensorimotor neuropathy, one had anosmia and dysgeusia, and one had facial paralysis.
AE, adverse event; CRS, cytokine release syndrome; ICANS, immune effector cell-associated neurotoxicity syndrome; MNT, movement and neurocognitive treatment-emergent adverse event

*Presented at the International Myeloma Society (IMS) Annual Meeting; August 25–27, 2022; Los Angeles, CA.

Cohort B of the trial evaluated the efficacy and safety of cilta-cel in 19 patients with early relapse MM after a front-line therapy. As of June 2022 (median follow-up was 18 months), the overall response rate was 100%, which included 90% of patients achieving ≥ CR. The median time to first response was .95 months and median time to best response was 5.09 months. Of the 15 patients with MRD-evaluable samples, 14 (93.3%) were MRD negative at 10-5 threshold. The hematologic treatment emergent adverse events (“TEAEs”) that were observed in approximately 20% of patients included neutropenia, thrombocytopenia, anemia, lymphopenia and leukopenia. CRS occurred in 16 (84.0%) patients, and ICANS occurred in one patient. One patient experienced movement and neurocognitive TEAEs on day 38 post cilta-cel infusion.

CARTITUDE-2 Cohort B: Efficacy

- ORR was 100% (95% CI, 82.4–100.0) and responses deepened at this longer follow-up
  - 90% (95% CI, 66.9–98.7) achieved ≥CR
  - 100% (95% CI, 82.4–100.0) achieved ≥VGPR
- Median time to first response: 0.95 months (range, 0.9–9.7)
- Median time to best response: 5.09 months (range, 0.9–11.8)
- Median DOR was not reached
- Median PFS and OS at 18-month median follow-up were not reached
  - 18-month PFS rate was 83% (95% CI, 55.9–94.3)
  - 18-month OS rate was 83% (95% CI, 55.7–94.2)
- Of 15 patients with MRD-evaluable samples at 10^{-5} threshold, 14 (93.3%) were MRD negative
  - Of 3 patients with high-risk cytogenetics, 2 (66.7%) were MRD negative at 10^{-5} threshold

Overall response rate

ORR: 100% (19/19)
Patients, %
100
90
80
70
60
50
40
30
20
10
0
68%
21%
11%
sCR
CR
VGPR
18.0-month follow-up

Response and DOR in responders

1a
2a
3a
4a
5
6a
7a
8
9a
10a
11a
12
13a
14a
15
16a
17a
18a
19a
sCR
CR
VGPR
PR
SD
Death
Progressive disease[b]
Progressive disease[c]
Still being followed
0
10
20
30
Months

[a] Patients who received autologous stem cell transplant. [b] PD per International Myeloma Working Group criteria. [c] PD per investigator assessment based on a light chain escape.

CR, complete response; DOR, duration of response; MRD, minimal residual disease; ORR, overall response rate; OS, overall survival; PFS, progression-free survival; PR, partial response; sCR, stringent CR; SD, stable disease; VGPR, very good partial response.

CARTITUDE-2 Cohort B: Safety

- Cilta-cel safety was manageable and predictable
  - Incidence of initial grade 3/4 cytopenias not recovered to grade ≤2 by day 60 was 16% for thrombocytopenia and 11% for lymphopenia and neutropenia
  - CRS occurred in 16 of 19 patients (84%; 1 grade 4 event) and resolved in all cases
    - Median time to onset was 8 days (range, 5–11)
    - Median duration was 3.5 days (range, 1–7)
    - Tocilizumab and corticosteroids were administered to 12 (63%) and 4 (21%) patients, respectively
  - Neurotoxicity occurred in 5 (26%) patients
    - 1 patient had grade 1 ICANS
      - Time to onset was 11 days with a duration of 4 days
    - 4 patients had other neurotoxicities
      - 1 patient had grade ≥3 MNT/parkinsonism with time to onset of 38 days; has not yet resolved
      - The 1 patient with parkinsonism had grade ≥3 CRS and achieved CR; follow-up is ongoing
  - Deaths (n=3) occurred due to PD
    - 2 of the 3 patients who died had high-risk cytogenetics profiles; none had extramedullary disease

AEs ≥20%, n (%)	N=19	
	Any Grade	Grade 3/4
Hematologic		
Neutropenia	18 (95)	17 (90)
Anemia	11 (58)	9 (47)
Thrombocytopenia	11 (58)	5 (26)
Lymphopenia	9 (47)	9 (47)
Leukopenia	6 (32)	6 (32)
CAR-T–related AEs		
CRS	16 (84)	1 (5)
Neurotoxicity	5 (26)	1 (5)
ICANS	1 (5)	0
Other	4 (21)	1 (5)
MNT/parkinsonism	1 (5)	1 (5)

AE, adverse event; CAR, chimeric antigen receptor; cilta-cel, ciltacabtagene autoleucel; CR, complete response; CRS, cytokine release syndrome; ICANS, immune effector cell–associated neurotoxicity syndrome; MNT, movement and neurocognitive treatment-emergent AE; PD, progressive disease.

*Presented at the 64th American Society of Hematology (ASH) Annual Meeting; December 10–13, 2022; New Orleans, LA, USA

Cohort C of the trial evaluated the efficacy and safety of cilta-cel in 20 patients with prior exposure to a PI, IMiD, mAb, and non-cellular BCMA-targeting therapy including an ADC or BsAb. As of June 2022 (median follow-up was 18 months), ORR was 60 percent for the full cohort of ADC and BsAb exposed patients, which included 55 percent of patients achieving VGPR or better. Median duration of response was 12.3 months and median PFS was 9.1 months for the full cohort. Of the 10 patients with MRD-evaluable samples at 10-5 threshold, 7 (70%) were MRD negative. The hematologic TEAEs that were observed in approximately 20% of patients included neutropenia, thrombocytopenia, anemia, lymphopenia and leukopenia. CRS occurred in 12 (60%) patients, and ICANS occurred in four patients. No cases of movement and neurocognitive treatment emergent AEs MNTs/parkinsonism were observed.

CARTITUDE-2 Cohort C: Efficacy
(18-Month Median Follow-up)

- Of the 10 patients with MRD-evaluable samples at 10^{-5} threshold, 7 (70%) were MRD negative
  - 5 of 7 patients in the ADC-exposed group
  - 2 of 3 patients in the BsAb-exposed group
- ORR was 60% (95% CI, 36.1–80.9) in the full cohort and was similar in patients exposed to prior ADC vs prior BsAb
  - Median DOR was 12.3 months
  - Median PFS was 9.1 months
- Response to cilta-cel was associated with shorter duration of exposure to last anti-BCMA agent and longer time from last anti-BCMA treatment to apheresis

Overall response rate
PR
VGPR
CR
sCR
Patients, %
100
80
60
40
20
0
60%
(12/20)
10%
25%
20%
5%
≥VGPR:
55%
62%[a]
(8/13)
15%
31%
15%
≥VGPR:
61%
57%
(4/7)
14%
29%
14%
≥VGPR:
43%
Full cohort
(N=20)
ADC exposed
(n=13)
BsAb exposed
(n=7)

[a]Percentages may not sum appropriately due to rounding.

Median DOR and PFS			
Estimate, months (95% CI)	Full cohort (N=20)	ADC exposed (n=13)	BsAb exposed (n=7)
DOR	12.3 (7.2–NE)	13.3 (7.2–NE)	8.2 (4.4–NE)
PFS	9.1 (1.5–13.2)	9.5 (1.0–15.2)	5.3 (0.6–NE)

ADC, antibody-drug conjugate; BsAb, bispecific antibody; BCMA, B-cell maturation antigen; cilta-cel, ciltacabtagene autoleucel; CR, complete response; DOR, duration of response; MRD, minimal residual disease; NE, not evaluable; ORR, overall response rate; PFS, progression-free survival; PR, partial response; sCR, stringent complete response; VGPR, very good partial response.

CARTITUDE-2 Cohort C: Safety
(18-Month Median Follow-up)

- CRS occurred in 12 (60%) of 20 patients (all grade 1/2)
  - Median time to CRS onset: 7.5 days (range, 2–10)
  - Median duration: 5.5 days (range, 3–10)
  - CRS resolved in all patients
  - Tocilizumab was administered to 9 (45%) patients
- 4 patients had ICANS (3 grade 3/4)
  - Median time to onset: 9 days (range, 4–13)
  - Median duration: 7 days (range, 4–20)
  - ICANS resolved in 3 patients; 1 patient died on day 17 from *Clostridiodes difficile* colitis
- No cases of movement and neurocognitive treatment-emergent AEs/parkinsonism were observed
- 12 deaths occurred due to PD (n=8), COVID-19 pneumonia (n=2), *C. difficile* colitis (n=1; treatment related), and subarachnoid hemorrhage (n=1)

AEs, n (%)	Prior ADC (n=13)		Prior BsAb (n=7)	
	Any Grade	Grade 3/4	Any Grade	Grade 3/4
Hematologic (≥20%)				
Neutropenia	12 (92)	12 (92)	6 (86)	6 (86)
Anemia	10 (77)	7 (54)	4 (57)	4 (57)
Thrombocytopenia	9 (69)	8 (62)	7 (100)	6 (86)
Leukopenia	7 (54)	7 (54)	4 (57)	4 (57)
Lymphopenia	6 (46)	6 (46)	2 (29)	2 (29)
Nonhematologic				
CRS	6 (46)	0	6 (86)	0
Neurotoxicity	2 (15)	2 (15)	2 (29)	1 (14)
ICANS	2 (15)	2 (15)	2 (29)	1 (14)
Other	0	0	0	0

AE, adverse event; ADC, antibody-drug conjugate; BsAb, bispecific antibody; CRS, cytokine release syndrome; ICANS, immune effector cell–associated neurotoxicity syndrome; PD, progressive disease.

*Presented at the 64th American Society of Hematology (ASH) Annual Meeting; December 10–13, 2022; New Orleans, LA, USA

CARTITUDE-4 (Australia, Austria, Belgium, Denmark, France, Germany, Italy, Israel, Japan, Republic of Korea, Netherlands, Poland, Spain, Sweden, United Kingdom, United States)

We and Janssen are conducting a 400 patient, randomized, open-label Phase 3 trial of cilta-cel in Revlimid-refractory MM patients who received one to three prior lines of therapy, which we refer to as CARTITUDE-4. Patients will be randomized 1:1 to receive standard of care (investigator choice between pomalidomide/ bortezomib/dexamethasone or daratumumab/pomalidomide/dexamethasone) or be treated with a single administration of cilta-cel. The primary endpoint of this trial is progression free survival. On January 27, 2023 we announced CARTITUDE-4 met its primary endpoint of showing a statistically significant improvement in PFS compared to standard therapy at the study’s first pre-specified interim analysis. The trial has been unblinded following the recommendation of an independent data monitoring committee.
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

CARTITUDE-6 (Australia, Belgium, Czechia, Greece, Israel, Japan, Republic of Kora, Netherlands, Norway, Spain, Switzerland, Sweden, the United States and the United Kingdom)

Through a collaboration with the European Myeloma Network (the “EMN”), we and Janssen are planning to conduct a 750 patient, randomized, open-label, global, multicenter, Phase 3 trial in patients with newly diagnosed MM, comparing treatment with cilta-cel to treatment with autologous stem cell transplant. It is expected that EMN will be the study sponsor. This study is known as EMN028, and we refer to it as CARTITUDE-6. The dual primary end-points of the trial are PFS and sustained MRD-negative CR for at least 12 months, determined by next-generation sequencing ( at least 10-5 threshold).

An IND for CARTITUDE-6 was submitted to and received by the FDA on November 14, 2022. Subsequently, the FDA requested additional safety data as a condition to permitting the study to continue under the U.S. IND, which primarily included requests for additional safety data to support the proposed dose and schedule and the proposed induction regimen. Based on such comments, we and Janssen decided to withdraw the IND and proceed with CARTITUDE-6 in other countries once construction of at least one of our facilities in the European Union is completed. We expect that the study in such other countries will generate the additional safety data requested by FDA that will then be used as the basis for a resubmission of the IND to FDA.

Other Ongoing Phase 1 Clinical Trials in the United States

During November 2022, we announced that FDA had cleared our IND application to proceed with the clinical development of LB2102, an investigational, autologous CAR-T therapy for the treatment of adult patients with extensive stage small cell lung cancer (“SCLC”). LB2102 is designed to selectively target delta-like ligand 3 (“DLL-3”), a ligand that is highly restricted to various malignancies, including SCLC, large cell neuroendocrine carcinoma (“LCNEC”), certain other neuroendocrine tumors and some prostate cancers. DLL-3 has also been linked to tumor growth, migration and invasion. The Phase 1, first-in-human, open-label clinical study is designed to evaluate the safety and preliminary efficacy of LB2102 in subjects with extensive stage SCLC and patients with LCNEC, as well as to determine the recommended dose for Phase 2.

During June 2022, we announced that FDA had cleared our IND application to evaluate LB1908 in a Phase 1 clinical trial in the United States. LB1908 is an investigational, autologous CAR-T therapy selectively targeting claudin 18.2 through a high-affinity VHH antibody for the treatment of adults with relapsed or refractory gastric, esophageal (including gastro-esophageal junction) or pancreatic cancers. Claudin18.2 is a tight junction protein commonly expressed in patients with these cancer subtypes. The Phase 1, first-in-human, open-label, multicenter clinical study seeks to characterize the safety and tolerability of LB1908, as well as determine the recommended dose for Phase 2 and evaluate preliminary efficacy.

Other Ongoing Investigator-Initiated and Preclinical Programs in China

In addition to cilta-cel, we have a broad portfolio of product candidates, both autologous and allogeneic, targeting various cancers that are in various stages of preclinical and clinical development, including some that are in investigator-initiated trials. We plan to use data from investigator-initiated clinical trials to prioritize which product candidates to advance into broader clinical testing.

Autologous CAR-T Product Candidate Clinical Development

We are evaluating an autologous CAR-T therapy targeting GPC3 in a Phase 1 single arm, open-label investigator-initiated trial in patients with relapsed and refractory advanced hepatocellular carcinoma in China.

We are evaluating an autologous CAR-T therapy targeting claudin 18.2 in a Phase 1 single arm, open-label investigator-initiated trial in patients with advanced solid tumors (including advanced gastric cancers and non-gastric cancers) in China. During June 2022, we announced that FDA had cleared our IND application to evaluate LB1908 in a Phase 1 clinical trial in the United States. See “Item 4. Information on the Company—B. Business Overview—Our Programs—Other Ongoing Phase 1 Clinical Trials in the United States.”

During November 2022, we announced that FDA had cleared our IND application to proceed with the clinical development of LB2102, an investigational, autologous CAR-T therapy for the treatment of adult patients with extensive stage small cell lung cancer (SCLC). See “Item 4. Information on the Company—B. Business Overview—Our Programs—Other Ongoing Phase 1 Clinical Trials in the United States.”

We are evaluating an autologous CAR-T therapy targeting CD19, CD20, and CD22 in a Phase 1 single-arm, open label investigator-initiated trial in patients with relapsed and refractory B-cell lymphoma in China. We are evaluating an autologous CAR-T therapy targeting CD19, CD20, and CD22 in a Phase 1 single-arm, open label investigator-initiated trial in patients with relapsed and refractory B-cell acute lymphocytic leukemia.

Allogeneic CAR-T and CAR-NK Product Candidate Clinical Development

We are evaluating an allogenic gamma delta (γδ) T cell product candidate targeting BCMA in a Phase 1, single-arm, open-label investigator initiated trial in patients with relapsed or refractory multiple myeloma.

We are evaluating an allogenic CAR-NK cell product candidate targeting BCMA in a Phase 1, single-arm, open-label investigator initiated trial in patients with relapsed or refractory multiple myeloma.

We are evaluating an allogenic gamma delta (γδ) T cell therapy targeting CD33 and CLL-1 in a Phase 1 single arm, open-label investigator-initiated trial in patients with relapsed or refractory acute myeloid leukemia (AML).

Collaboration and License Agreement with Janssen Biotech, Inc.

In December 2017, we entered into a collaboration and license agreement with Janssen (the “Janssen Agreement”) for the worldwide development and commercialization of cilta-cel.
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

•$25 million, $30 million, and $30 million in January 2019, September 2019 and January 2020, respectively, upon the dosing of a specified numbers of patients in our CARTITUDE-1 clinical trial,
•a milestone payment of $25 million in September 2019 for the receipt of a response data readout from a specified number of patients in our CARTITUDE-1 clinical trial showing an ORR of at least 50%,

•a milestone payment of $75 million in January 2021 in connection with the completion of the pre-BLA meeting with the FDA, for the first marketing approval application in the United States for cilta-cel,

•a milestone payment of $15 million in July 2021 in connection with the acceptance of a submission of a Marketing Authorization to the EMA,

•milestone payments of $50 million during February 2022 in connection with the submission of an NDA to the PMDA in Japan and the enrollment of a specified numbers of patients in our CARTITUDE-5 clinical trial, and

•a milestone payment of $50 million during April 2022 in connection with the receipt of a commercialization approval for cilta-cel in the United States.

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones, up to $210 million for the achievement of specified net trade sales milestones, and up to an additional $715 million for the achievement of specified future development and regulatory milestones.
Furthermore, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. Outstanding advances accrue interest at the London Interbank Offered Rate (LIBOR) published by the Wall Street Journal plus 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the collaboration and license agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the collaboration and license agreement by Janssen due to our material breach of the agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of December 31, 2022, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $10.9 million, respectively. With the cessation of the use of LIBOR in the financial services industry, we are commencing discussions with Janssen about amending the Janssen Agreement to adopt a new method for calculating interest.

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

In connection with the Janssen Agreement, we entered into the Interim Product Supply Agreement dated as of February 28, 2022 (the “IPSA”) pursuant to which we will supply cilta-cel to Janssen for clinical and commercial use worldwide (excluding Greater China). Under the IPSA, Janssen pays us a transfer price for supplied product based on the total costs necessary to produce and supply such product. Ultimately, however, the cost for commercial supply and clinical supply of product are shared equally by us and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Janssen Agreement. The IPSA will remain in effect until June 30, 2023 or such alternate date determined by the joint manufacturing committee (the “JMC”) that has been established under the Janssen Agreement. The IPSA will also terminate if the Janssen Agreement expires or is terminated. We expect to enter into a product supply agreement with Janssen that will replace the IPSA.
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
Commercialization

We have established a sales, marketing and operational infrastructure to support the commercialization of CARVYKTI in the United States. According to our collaboration and license agreement with Janssen, we have the right to elect to perform up to 50% of the overall commercialization effort in the United States (excluding any activities that Janssen has the exclusive right to perform). Janssen will commercialize cilta-cel in all countries excluding the United States and Greater China in accordance with a mutually agreed upon commercialization plan. If we launch cilta-cel in Greater China, we will lead commercialization efforts there and Janssen will have the right to elect to perform up to 30% of the overall commercialization effort there, excluding activities that we have the exclusive right to perform. As we move our product candidates through development toward marketing approval, we will evaluate several commercial strategies for each product candidate. These strategies may include further expansion of our external sales organization, entering into joint marketing collaboration agreements with other drug development companies, or out-licensing products to other drug development companies.
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

We have sought patent protection in the United States and internationally for our clinical candidates and platform technologies. As of December 31, 2022, we own 43 issued patents and 549 pending patent applications around the world covering our development platforms, commercial product, clinical products, and preclinical products. Such applications may not result in issued patents and, even if patents do issue, such patents may not be in a form that will provide us with meaningful protection for our products. We also rely on trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection.
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
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the U.S. Patent and Trademark Office (“USPTO”), in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent or delays on the part of a patentee. In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any issued patents we may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see Item 3.D. “Risk Factors—Risks Related to Our Intellectual Property.”

In some instances, we submit patent applications directly with the USPTO or other patent offices around the world including the Chinese patent office (CNIPA) as provisional or priority patent applications. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional or priority application filing date. While we intend to timely file non-provisional patent applications relating to our provisional or priority patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.
We file non-provisional applications and Patent Cooperation Treaty (“PCT”), applications that claim the benefit of the priority date of earlier filed provisional or priority applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application, and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications. At the end of the period of two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Organization. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.
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
Company-Owned Intellectual Property

We own one published PCT application filed in August 2016 and one published PCT application filed in August 2017 relating to the cilta-cel BCMA product candidate. A total of 102 national phase applications from both these PCTs were filed broadly to acquire patent coverage in a variety of jurisdictions, including in the United States, Greater China (mainland China and Hong Kong), Yemen, Saudi Arabia, Qatar, Oman, Bahrain, Egypt, United Arab Emirates, Europe, South Korea, Brazil, Canada, Chile, Colombia, Costa Rica, Eurasian, Israel, India, Japan, Mexico, Philippines, Ukraine, Vietnam, Malaysia, South Africa, Singapore, Australia and New Zealand. As of December 31, 2022, we have obtained 28 granted patents regarding to cilta-cel (including four U.S. patents, three Chinese patents, three Australian patents, three Japanese patents, and two South African patents)). If issued, composition of matter claims issuing from these applications are projected to expire in 2036 and 2037.

Regarding cilta-cel BCMA-targeting CAR-T cell therapy for multiple myeloma, we own one PCT application filed in December 2021, one PCT application filed in November 2022, one PCT application filed in May 2022, one provisional patent application filed in the U.S. in February 2022, and one provisional patent application filed in the U.S. in November 2022. Janssen is our co-applicant for these applications. If issued, composition of matter claims issuing from these applications are projected to expire in 2041, 2042, and 2043.

Regarding our Claudin 18.2 product candidate, we own one PCT application outside of the United States filed in 2020, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. If issued, composition of matter claims issuing from this application are projected to expire in 2040.

Regarding our CD19/CD20/CD22 product candidate, we own four patent applications outside of the United States filed in July 2021 filed in July 2021 that are due for national phase entry in 2023. If issued, composition of matter claims issuing from this application are projected to expire in 2041.

Regarding our CD33/CLL-1 product candidate, we own two patent applications outside of the United States and two pending PCT applications filed in September 2019 that in March 2021 entered the national phase, including in the United States, Greater China, Europe, Canada and Australia. If issued, composition of matter claims issuing from these applications are projected to expire in 2039.

Regarding our GPC-3 product candidate, we own one PCT patent application filed in February 2020, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. If issued, composition of matter claims issuing from these applications are projected to expire in 2040.

Regarding our DLL3 product candidate, we own one PCT patent application filed in July 2020, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. If issued, composition of matter claims issuing from these applications are projected to expire in 2040.

Regarding our gamma delta T-cell BCMA product candidate, we own one PCT patent application filed in December 2020 and one PCT patent application filed in April 2020, both of which have entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan If issued, composition of matter claims issuing from these applications are projected to expire in 2040.
Manufacturing
The manufacture and delivery of cell therapies to patients involves complex, integrated processes. Commercial success in cell therapies requires a manufacturing process that is reliable, scalable and economical. We are devoting significant resources to process development and manufacturing in order to optimize process robustness, lower failure rates in developing cell therapy product candidates as well as reduce our per-unit manufacturing costs and enable us to quickly achieve regional and global scale if we obtain regulatory approval for our product candidates.

Our manufacturing facility in the United States that we operate with Janssen currently supplies CARVYKTI for the U.S and EU markets, and we anticipate using such facility to supply other countries if we obtain approvals in such countries. Clinical materials for our trials are supplied by our U.S. facility and our facility in China. We intend to further expand the commercial-scale manufacturing capacities at our U.S. facility and are in the process of constructing manufacturing facilities in Belgium for commercial supply in the EU and U.S. markets, and possibly additional markets. Moreover, with Janssen, we are at the initial stages of engaging and pursuing the use of third-party CMOs to supplement our manufacturing facilities for clinical and commercial supply.
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

Our manufacturing and commercialization strategy requires a fully integrated product delivery cycle. We believe having established a manufacturing platform process and manufacturing capabilities within the United States, China and Europe suitable for commercialization early in the development of our cell therapies is a competitive advantage. Over time, we expect to expand regional manufacturing capacity and engage CMOs to meet projected product requirements for commercialization. We believe that anticipated future clinical and commercial demand for cilta-cel and new pipeline programs can be met, as our facilities have been designed for ease of expansion.
We believe our scalable robust manufacturing process, along with our proprietary technologies and our industry experienced team, would be challenging and costly for potential competitors to replicate.
Competition
CARVYKTI competes and any future products will compete with novel therapies developed by biopharmaceutical companies, academic research institutions, governmental agencies and public and private research institutions, in addition to standard of care treatments.
Novartis and Kite were the first to achieve FDA approval for autologous T cell therapies. In August 2017, Novartis obtained FDA approval to commercialize Kymriah for the treatment of children and young adults with acute B lymphocytic leukemia, or ALL, that is refractory or has relapsed at least twice. In May 2018, Kymriah received FDA approval for adults with relapsed or refractory diffuse large B cell lymphoma ("DLBCL"). In October 2017, Kite obtained FDA approval to commercialize Yescarta, the first CAR-T cell product candidate for the treatment of adult patients with relapsed or refractory large B-cell lymphoma as well as follicular lymphoma. Kite also has another marketed autologous CAR-T product, Tecartus, which is indicated for adult patients with relapsed or refractory mantle cell lymphoma (MCL) or adult patients with relapsed or refractory B-cell precursor acute lymphoblastic leukemia (ALL). In 2021, Bristol-Myers

Squibb received FDA approval of its anti-CD19 CAR-T therapy, Breyanzi (liso-cel) via the Juno Therapeutics/Celgene acquisition, as well as the first anti-BCMA CAR-T therapy, Abecma (ide-cel), in collaboration with bluebird bio.
Due to the promising therapeutic effect of cell therapies in clinical trials, we anticipate increasing competition from existing and new companies developing these therapies.
Our potential CAR-T cell therapy competitors include:
•companies developing cell therapies targeting BCMA for the treatment of MM including Allogene Therapeutics, Inc., Autolus Therapeutics plc, bluebird bio, Inc., Bristol-Myers Squibb, Co., CARsgen Therapeutics Holdings Limited, Arcellx, Celyad Oncology, Gracell Biotechnologies, Innovent Biologics, Poseida Therapeutics Inc., Novartis AG and Precision Biosciences Inc.;
•academic medical centers pursuing independent development of BCMA CAR-T technologies; and
•additional companies developing BCMA-targeted therapies for the treatment of MM, including Amgen, Inc., Regeneron Pharmaceuticals, Inc., GSK plc, Bristol-Myers Squibb, Co., Johnson & Johnson (the parent company of Janssen, our collaboration partner for cilta-cel), AbbVie and Pfizer Inc.
In that regard, Janssen, our cilta-cel collaboration partner, received FDA approval in October 2022 for Tecvalyi (teclistamab-cqyv), an off-the-shelf, T-cell directed, bispecific antibody targeting both BCMA and CD3.
We also compete with many companies developing cell therapies, including for trial sites, enrollment in our trials and with respect to diseases that we are targeting and may target in the future. In addition, we may compete with cell therapies companies that are focused on development in Asia.
In addition, our commercial success depends on our ability and the ability of our collaborators to develop, manufacture, market and sell our product and any future product candidates and use our proprietary and modular CAR-T cell technology without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. Numerous third-party U.S. and non-U.S. issued patents exist in the area of biotechnology, including in the area of CAR-T cell therapies and including patents owned or controlled by our competitors. In addition, there are frequent allegations of patent infringement in the area of biotechnology. Third parties, including our competitors, may allege that our product candidates, including cilta-cel, infringe certain of these patents. While we believe that we would have valid defenses against any assertion of such patents against us, such defenses may be unsuccessful and a successful claim of patent infringement against us could require us to be liable for damages, make substantial licensing, royalty and other payments, or cease development, manufacturing, marketing and commercializing the infringing products. Moreover, if we are unable to obtain and maintain patent protection for our product candidates, or if the scope of the patent protection obtained or in-licensed is not sufficiently broad or if the validity of such patent protection is threatened, we may not be able to compete effectively, as it could create opportunities for competitors to enter the market or dissuade other companies from collaborating with us to develop products and technology, any of which would hurt our competitive position and could impair our ability to successfully commercialize our product candidates in any indication for which they are approved.
Many of our competitors, either alone or with their collaboration partners, have significantly greater financial resources and expertise in research and development, preclinical testing, clinical trials, manufacturing, and marketing than we do. Future collaborations and mergers and acquisitions may result in further resource concentration among a smaller number of competitors.

Our commercial potential could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more efficiently or effectively manufactured, are more convenient or are less expensive than products that we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market or make our development more complicated. The key competitive factors affecting the success of all of our programs are likely to be efficacy, safety, success in manufacturing and patient access.
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
In the United States, the FDA regulates biologic products under the Federal Food, Drug and Cosmetic Act, its implementing regulations and other laws, including, in the case of biologics, the Public Health Service Act. Our product candidates are subject to regulation by the FDA as biologics. Biologics require the submission of a BLA and licensure, which constitutes approval, by the FDA before being marketed in the United States. With the exception of our first product, CARVYKTI, which was approved by the FDA on February 28, 2022 for the treatment of adults with relapsed or refractory multiple myeloma who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, none of our product candidates has been approved by the FDA for marketing in the United States. Failure to comply with applicable FDA or other requirements at any time during product development, clinical testing, the approval process or after approval may result in administrative or judicial sanctions. These sanctions could include the FDA’s refusal to approve pending applications, suspension or revocation of approved applications, warning letters, product recalls, product seizures, total or partial suspensions of manufacturing or distribution, injunctions, fines, civil penalties or criminal prosecution.
The process required by the FDA before biologic product candidates may be marketed in the United States generally involves the following:
•completion of preclinical laboratory tests and animal studies performed in accordance with the FDA’s good laboratory practices (“GLP”) regulations;
•submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually or when significant changes are made;

•approval by an independent Institutional Review Board (“IRB”) or Ethics Committee at each clinical site before the trial is commenced;
•performance of adequate and well-controlled human clinical trials to establish the safety and effectiveness of the proposed biologic product candidate for its intended indications;
•preparation of and submission to the FDA of a BLA when adequate data are obtained from pivotal clinical trials;
•a determination by the FDA within 60 days of its receipt of a BLA to accept the application for review;
•satisfactory completion of an FDA Advisory Committee review, if applicable;
•satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with Good Clinical Practices, or GCP regulations; and
•FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.
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
Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCPs, which include the requirement that all research subjects provide their informed consent for their participation in any clinical study. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Generally, a separate submission to the existing IND must be made for each successive clinical trial conducted during product development and for any subsequent protocol amendments. Furthermore, an independent IRB for each site proposing to conduct the clinical trial must review and approve the plan for any clinical trial and its informed consent form before the clinical trial begins at that site, and must monitor the study until completed. Regulatory authorities, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk or that the trial is unlikely to meet its stated objectives. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board ("DSMB") which provides recommendation on whether or not a study should move forward at designated check points based on access to certain data from the study. The DSMB may recommend halting of the clinical trial if it determines that there is an unacceptable safety risk for subjects or on other grounds, such as no demonstration of efficacy. There are also requirements governing the reporting of ongoing clinical studies and clinical study results to public registries.
For purposes of BLA approval, human clinical trials are typically conducted in three sequential phases that may overlap.
•Phase 1—The investigational product is initially introduced into healthy human subjects or patients with the target disease or condition. These studies are designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, the side effects associated with increasing doses, and, if possible, to gain early evidence on effectiveness. For investigational products developed for oncology indications, the Phase 1 trials are normally conducted in patients with serious or life-threatening diseases without other treatment alternatives.
•Phase 2—The investigational product is administered to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. For certain indications in patients with serious or life-threatening diseases and with no available therapies, it may be possible to obtain BLA approval based on data from Phase 2 trials if a positive benefit risk profile is demonstrated.
•Phase 3—The investigational product is administered to an expanded patient population to further evaluate dosage, to provide statistically significant evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for product approval.
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
If regulatory approval of a product is granted, such approval will be granted for particular indications and may entail limitations on the indicated uses for which such product may be marketed. The FDA also may condition approval on, among other things, changes to proposed labeling, the development of adequate controls and specifications or post-approval safety measures. For example, as has occurred with FDA’s approval of CARVYKTI, the FDA may approve the BLA with a Risk Evaluation and Mitigation Strategy ("REMs") program to ensure the benefits of the product outweigh its risks. A REMs is a safety strategy to manage a known or potential serious risk associated with a product and to enable patients to have continued access to such medicines by managing their safe use, and could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing requirements is not maintained or if problems occur after the product reaches the marketplace. The FDA may require one or more Phase 4 post-market studies and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization, and may limit further marketing of the product based on the results of these post-marketing studies.
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

In 2017, FDA established a new regenerative medicine advanced therapy (“RMAT”), designation as part of its implementation of the 21st Century Cures Act, which was signed into law in December 2016. The RMAT designation program is intended to fulfill the 21st Century Cures Act requirement that FDA facilitate an efficient development program for, and expedite review of, any drug that meets the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. Like fast track and breakthrough therapy designation, RMAT designation provides potential benefits that include more frequent meetings with the FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. Once approved, when appropriate, the FDA can permit fulfillment of post-approval requirements under accelerated approval through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence such as electronic health records; through the collection of larger confirmatory datasets; or through post-approval monitoring of all patients treated with the therapy prior to approval.
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
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMs program. Other potential consequences include, among other things:
•restrictions on the marketing or manufacturing of a product, complete withdrawal of the product from the market or product recalls;
•fines, warning letters or holds on post-approval clinical studies;
•refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of existing product approvals;
•product seizure or detention, or refusal of the FDA to permit the import or export of products; or
•injunctions or the imposition of civil or criminal penalties.
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
Biosimilars and Reference Product Exclusivity
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (collectively, the “ACA”), signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 (“BPCIA”), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product.
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
Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation: the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual for, or the purchase or recommendation of an item or service for which payment may be made, directly or indirectly, under any federal healthcare program; federal civil and criminal false claims laws, including the civil False Claims Act, which prohibits, among other things, presenting, or causing to be presented, false or fraudulent claims for payment or approval to the federal government, including federal healthcare programs, and its criminal equivalent; the Civil Monetary Penalties Law, which prohibits, among other things, individuals or entities from knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim for payment for items and services furnished under a federal health care program; the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), which created additional federal criminal statutes which prohibit, among other things, knowingly and willfully (1) executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program (2) obtaining by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control, of any healthcare benefit program, (3) falsifying, concealing, or covering up by any trick, scheme, or device a material fact, and (4) making, in any matter involving a healthcare benefit program, any materially false, fictitious, or fraudulent statements or representations, or making or using any materially false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services, and which, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”), also imposes certain requirements on HIPAA covered entities, their business associates, as well as their covered subcontractors relating to the privacy, security and transmission of individually identifiable health information; the U.S. federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the federal government for transparency purposes, information related to payments (both direct and indirect) or other transfers of value made to physicians, as defined by such law, certain other healthcare professionals, such as nurse practitioners and physicians assistants, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply, we may be subject to significant penalties, including, without limitation, civil, criminal and administrative penalties, damages, fines, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, disgorgement, imprisonment, contractual damages, reputational harm, diminished profits and the curtailment or restructuring of our operations.
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

In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Since its enactment, there have been judicial, Congressional, and executive branch challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-

cost employer- sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. In addition, the Tax Act was enacted, which, among other things, removes penalties for not complying with ACA’s individual mandate to carry health insurance. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, on August 16, 2022, President Biden signed the IRA into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and any additional healthcare reform measures will impact the ACA and our business.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect until 2031, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4%.

In addition, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services ("HHS") released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the Inflation Reduction Act of 2022 (the “IRA”) includes a provision requiring the Secretary of HHS to negotiate prices with drug companies for a small number of single-source brand-name drugs or biologics without generic or biosimilar competitors that are covered under Medicare Part D (starting in 2026) and Part B (starting in 2028). The number of drugs subject to price negotiation will be 10 Part D drugs for 2026, another 15 Part D drugs for 2027, another 15 Part D and Part B drugs for 2028, and another 20 Part D and Part B drugs for 2029 and later years. These drugs will be selected from among the 50 drugs with the highest total Medicare Part D spending and the 50 drugs with the highest total Medicare Part B spending. The law establishes an upper limit for the negotiated price for a given drug or biologic, and specifies factors the Secretary of HHS is required to consider when negotiating these upper pricing limits. The IRA also imposes rebates under Medicare Part B and Medicare Part D that penalize manufactures for price increases that outpace inflation. Further, on October 14, 2022, the Biden administration released an additional executive order directing HHS to report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect health reform initiatives to continue.
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
EU Medicinal Product Development
In the EU, medicinal product development typically involves preclinical laboratory and animal tests as well as clinical trials. Satisfaction of EU pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.
Preclinical tests include laboratory evaluation, as well as animal studies, to assess the characteristics and potential pharmacology, pharmacokinetics and toxicity of the product. The conduct of the preclinical tests must comply with EU and national regulations and requirements, including Good Laboratory Practices ("GLP").

Clinical trials in the EU must be conducted, like in the U.S., in compliance with applicable regulations, Good Clinical Practices (“GCP”), as well as under protocols detailing the objectives of the trial and the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. In the EU, each protocol involving testing on patients and subsequent protocol amendments must be submitted to the relevant regulatory agency as part of a new clinical trial application ("CTA") and to one or more Ethics Committees and national competent authorities for their review. Analogously to the U.S., clinical trials that are deployed to support marketing authorization applications are typically conducted in three sequential phases.

On January 31, 2022, Regulation EU No 536/2014 (the Clinical Trial Regulation (“CTR”), which repealed and replaced the former Directive No 2001/20 (the Clinical Trials Directive (“CTD”)) and related national implementing legislation of member states of the EU (“EU Member States”), became fully applicable in the EU. The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse event reporting procedures, improve the supervision of clinical trials and increase their transparency. Specifically, the CTR, which is directly applicable in all EU Member States, introduces a streamlined application procedure through a single-entry point, the “EU portal,” the Clinical Trials Information System (“CTIS”); a single set of documents to be prepared and submitted for the application; as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I assessment is by the competent authorities of a reference EU Member State selected by the trial sponsor and relates to clinical trial aspects that are considered to be scientifically harmonized across EU Member States. This assessment is then submitted to the competent authorities of all concerned EU Member States in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and Ethics Committees in each concerned EU Member State. Individual EU Member States retain the power to authorize the conduct of clinical trials on their territory.

The CTR foresees a transitional period for clinical trials authorized in accordance with the CTD. Clinical trials authorized in accordance with the CTD before 31 January 2023 may continue to be conducted in accordance with the CTD for three years after the CTR entered into application (until 31 January 2025). Initial clinical trial applications submitted on or after 31 January 2023 must comply with requirements established in the CTR.

Under the CTR, National Competent Authorities (“NCAs”) may order the temporary halt or permanent discontinuation of a clinical trial at any time or impose other sanctions if they believe that the clinical trial is not being conducted in accordance with applicable requirements or presents an unacceptable risk to the clinical trial patients. An Ethics Committee may also require the clinical trial to be halted, either temporarily or permanently, for failure to comply with the applicable requirements, or may impose other conditions.

Disclosure of Clinical Trial Information in the EU

In the EU, the CTR requires sponsors to publicly disclose data relating to the development of medicinal products, in particular clinical trial information. These data were traditionally regarded as Confidential Commercial Information (“CCI”); however, under policies adopted in the EU, clinical study data submitted to the EMA in marketing authorization applications, including preclinical data, and patient level data, may be subject to public disclosure. The CTR establishes a general principle of transparency, according to which information contained in clinical trial applications and all the related documentation uploaded and stored in the CTIS are made publicly accessible unless confidentiality is justified on grounds of protection of personal data or CCI, is necessary to protect confidential communications between EU Member States in relation to the preparation of an assessment report, or is necessary to ensure effective supervision of the conduct of a clinical trial in EU Member States. This confidentiality exception may be overruled if there is an overriding public interest in disclosure. The publication of data and documents in relation to the conduct of a clinical trial will take place in accordance with specific timelines. Related timelines are established by the EMA and are determined based on the documents and the categorization of the clinical trial. In addition, sponsors of clinical trials may apply for deferral of publication of certain documents at the time of submission of the initial clinical trial application. The application for deferral of publication should be based on justified grounds and include a reasoned proposed deferral period. Applications for deferral of publication are subject to the approval of concerned EU Member States.

In addition, Regulation No 1049/2001 on access to documents, or the Access to Documents Regulation, and the related EMA policy 0043 on access to documents provide a right for EU-based interested parties to submit a request to the EMA to access documents containing certain information held by the EMA. Only very limited information is exempted from such disclosure requests. These exceptions, which - as such - are to be interpreted narrowly in the EU, include the protection of CCI and protected personal data. However, CCI protection is not afforded in those cases where the authorities conclude that there is an overriding public interest in disclosure. Case law of the Court of Justice of the European Union

(the “CJEU”) has also confirmed the absence of a general presumption of confidentiality over documents containing clinical and preclinical data provided to the EMA in support of a marketing authorization application.
EU Marketing Authorization

In the EU, medicinal products can only be commercialized after obtaining a marketing authorization. The same rules also apply in the EFTA Pillar of the EEA, or EEA countries (Norway, Iceland and Liechtenstein). A company may submit a marketing authorization application on the basis of centralized procedure, the decentralized procedure, the or mutual recognition procedure. Companies may also submit national marketing authorizations, which are issued by the competent NCAs and only cover their respective national territory.

To obtain a marketing authorization for a product in the EU, which is valid throughout the EEA, an applicant must submit a marketing authorization application either in accordance with the centralized procedure administered by the EMA or one of the procedures administered by competent authorities in the EU Member States, the decentralized procedure, the national procedure or the mutual recognition procedure. A marketing authorization may be granted only to applicants established in the EU.

The centralized procedure provides for grant of a single marketing authorization by the European Commission that is valid for all the EU Member States. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is mandatory for certain types of products, including for (i) medicinal products derived from certain biotechnology processes, (ii) products designated as orphan medicinal products, (iii) medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other autoimmune dysfunctions and viral diseases. The centralized procedure is also mandatory for Advanced Therapy Medicinal Products (“ATMPs”), which comprise gene therapy, somatic cell therapy and tissue engineered products. The centralized procedure is, instead, optional for products containing a new active substance that are indicated for the treatment of other diseases, or for products that are deemed to constitute a significant therapeutic, scientific or technical innovation or for which a centralized authorization process is in the interest of patients in the EU.

Under the Centralized Procedure, the EMA’s Committee on Medicinal Products for Human Use (“CHMP”) conducts an assessment of the product and renders opinions about the safety, efficacy and quality of medicinal products on behalf of the EMA. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. The CHMP is composed of experts nominated by each Member State’s national drug authority, with one of them appointed to act as Rapporteur for the co-ordination of the evaluation with the possible assistance of a further member of the Committee acting as a Co-Rapporteur.

Under the centralized procedure in the EU, the maximum timeframe for the evaluation of a marketing authorization application is 210 days, excluding clock stops when additional information or oral explanation is to be provided by the marketing authorization applicant in response to questions of the CHMP. The process usually takes longer as additional information is requested, which triggers clock-stops in the procedural timelines. At the end of the review period, the CHMP provides an opinion to the European Commission. If the opinion is favorable, the European Commission may then adopt a decision to grant the marketing authorization. In the event of a negative opinion, the company may request a re-examination of the application within 15 days of receipt of the negative opinion. The company then has 60 days to provide the CHMP with detailed grounds for requesting the re-examination. Within 60 days of providing this information, the CHMP must re-examine its opinion. The European Commission follows the recommendation of the CHMP in almost all cases.

Accelerated assessment may be granted by the CHMP in exceptional cases when the medicinal product targeting an unmet medical need is expected to be of major interest from the point of view of public health and, in particular, from the viewpoint of therapeutic innovation. If the CHMP accepts a request for accelerated assessment, the time limit of 210 days will be reduced to 150 days (excluding clock stops). The CHMP can, however, revert to the standard time limit for the centralized procedure if it considers that it is no longer appropriate to conduct an accelerated assessment. We received confirmation from the EMA that our product cilta-cel is eligible for accelerated assessment.

A marketing authorization has, in principle, an initial validity of five years. The marketing authorization may be renewed after five years on the basis of a re-evaluation of the risk-benefit balance of the medicinal product by the EMA or by the competent authority of the EU Member State in which the original marketing authorization was granted. The risk-benefit balance is made on the basis of scientific criteria concerning its quality, safety and efficacy. To support the application, the marketing authorization holder must provide the EMA or the competent authority with a consolidated version of the electronic Common Technical Document (“eCTD”), providing up-to-date data concerning the quality, safety and efficacy of the product, including all variations introduced since the marketing authorization was granted, at least nine months before the marketing authorization ceases to be valid. The European Commission or the competent authorities of the EU Member States may decide on justified grounds relating to pharmacovigilance to proceed with one further five-year renewal period for the marketing authorization. Once subsequently definitively renewed, the marketing authorization shall be valid for an unlimited period. Any authorization which is not followed by the actual placing of the medicinal product on the EU market (for a centralized marketing authorization) or on the market of the authorizing EU Member State within three years after authorization ceases to be valid (the so-called sunset clause).

ATMPs include gene therapy products, somatic cell therapy products, and tissue engineered products. The grant of marketing authorization in the EU for products containing viable human tissues or cells such as gene therapy medicinal products is governed by Regulation (EC) No. 1394/2007 on ATMPs, read in combination with Directive (EC) No. 2001/83 of the European Parliament and of the Council, commonly known as the Community code on medicinal products. Regulation (EC) No. 1394/2007 establishes specific rules concerning the authorization, supervision and pharmacovigilance of gene therapy medicinal products, somatic cell therapy medicinal products and tissue engineered products. Manufacturers of advanced therapy medicinal products must demonstrate the quality, safety and efficacy of their products to the EMA which is required to provide an opinion regarding the application for marketing authorization. In case of ATMPs, the CHMP must consult with the Committee for Advanced Therapies (“CAT”), on any scientific assessment necessary to draw up its scientific opinion. The European Commission grants or refuses marketing authorization in light of the opinion delivered by the EMA.

Cell-based products must also comply with Directive (EC) No. 2004/23 of the European Parliament and of the Council of March 31, 2004 on setting standards of quality and safety for the donation, procurement, testing, processing, preservation, storage and distribution of human tissues and cells (the “Tissues and Cells Directive”). This Directive describes the conditions and quality requirements which must be applied when sourcing the cells intended for manufacturing of the cell-based medicinal product. The EU Member States have transposed the Tissues and Cells Directive into their national laws. However, various interpretations of the Tissue and Cells Directive have occurred and are reflected in individual EU Member States national implementing legislation which have led to diverging approaches.
EU Adaptive Pathways
The EMA has an adaptive pathways approach which allows for early and progressive patient access to a medicine in cases of high medical need. To achieve this goal, several approaches are envisaged including for example identifying small populations with severe disease where a medicine’s benefit-risk balance could be favorable or making more use of real-world data where appropriate to support clinical trial data. The adaptive pathways concept applies primarily to treatments in areas of high medical need where it is difficult to collect data via traditional routes and where large clinical trials would unnecessarily expose patients who are unlikely to benefit from the medicine. The approach builds on regulatory processes already in place within the existing EU legal framework. These include conditional marketing authorizations.

In the EU, a conditional marketing authorization may be granted be granted by the European Commission in cases where all the required safety and efficacy data are not yet available. The European Commission may grant a conditional marketing authorization for a medicinal product if it is demonstrated that all of the following criteria are met: (i) the benefit-risk balance is positive; (ii) if the benefit of the immediate availability on the market of the product is deemed to outweigh the risk inherent in the fact that additional data are still required; (iii) it is likely that the applicant will be able to provide comprehensive data post-authorization; and (iv) the medicinal product fulfills an unmet medical need. The conditional marketing authorization is subject to conditions to be fulfilled for generating the missing data or ensuring increased safety measures. It is valid for one year and must be renewed annually until all related conditions have been fulfilled. Once any pending studies are provided, the conditional marketing authorization can be converted into a traditional marketing authorization. However, if the conditions are not fulfilled within the timeframe set by the EMA and approved by the European Commission, the marketing authorization will cease to be renewed. This procedure can also be combined with a rolling review of data during the development of a promising medicine, to further expedite its evaluation.

A marketing authorization may also be granted “under exceptional circumstances” where the applicant can show that it is unable to provide comprehensive data on efficacy and safety under normal conditions of use even after the product has been authorized and subject to specific procedures being introduced. These circumstances may arise in particular when the intended indications are very rare and, in the state of scientific knowledge at that time, it is not possible to provide comprehensive information, or when generating data may be contrary to generally accepted ethical principles. Like a conditional marketing authorization, a marketing authorization granted in exceptional circumstances is reserved to medicinal products intended to be authorized for treatment of rare diseases or unmet medical needs for which the applicant does not hold a complete data set that is required for the grant of a standard marketing authorization. However, unlike the conditional marketing authorization, an applicant for authorization in exceptional circumstances is not subsequently required to provide the missing data. Although the marketing authorization “under exceptional circumstances” is granted definitively, the risk-benefit balance of the medicinal product is reviewed annually, and the marketing authorization will be withdrawn if the risk-benefit ratio is no longer favorable.
EMA Prime Scheme

In the EU, innovative products that target an unmet medical need and are expected to be of major public health interest may be eligible for a number of expedited development and review programs. These include the PRIME scheme, which provides incentives similar to the breakthrough therapy designation in the U.S. PRIME is a voluntary scheme intended to enhance the EMA’s support for the development of medicinal products that target an unmet medical need. Eligible products must target conditions for which there is an unmet medical need (there is not satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicinal product will offer a major therapeutic advantage over existing treatments) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to early and proactive dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and potentially accelerated assessment of marketing authorization application once a dossier has been submitted.

Our product cilta-cel has been granted access to the PRIME scheme and received confirmation that the product is eligible for accelerated assessment.
Post-approval Requirements in the EU

Following the grant of a marketing authorization, the holder of the marketing authorization may be required to comply with a range of certain post-approval requirements related to the manufacture, marketing, promotion and sale of a product such as the obligation to perform Post-Authorization Efficacy Studies (“PAES”), or Post-Authorization Safety Studies (“PASS”), imposed as conditions to the marketing authorization, or other Risk Minimization Measures (“RMMs”), such as educational programs or controlled access programs, which may sometimes vary from one EU Member State to another. Similar to the United States, both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU Member States. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs. Moreover, if a company obtains original marketing authorization for a product via an accelerated approval pathway, the company will be typically required to conduct a post-marketing confirmatory trial to verify and describe the clinical benefit in support of full marketing authorization. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of the marketing authorization for a product.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or PASS.

In addition, adverse event reporting and submission of periodic reports is required following marketing authorization. Either the European Commission, or NCAs, as applicable, may also require post-marketing testing, known as Phase 4 testing, a risk evaluation and mitigation strategy, and surveillance to monitor the effects of an approved product or place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control as well as the manufacture, packaging, and labeling procedures must comply with applicable cGMPs after approval. Medicinal product manufacturers and certain of their subcontractors are subject to periodic unannounced inspections during which the inspectors audit manufacturing facilities to assess compliance with cGMPs. marketing authorizations may be suspended, varied or withdrawn if, for example, the marketing authorization holder fails to comply with regulatory standards, if it encounters problems following initial marketing authorization, or if previously unrecognized problems are subsequently discovered. Moreover, stringent rules have been introduced in the EU to fight medicine falsifications and to ensure that the trade in medicines is subject to rigorous controls.

Advertising and promotion of medicinal products are subject to both EU and EU Member States’ laws governing promotion of medicinal products, interactions with healthcare professionals (“HCPs”), misleading and comparative advertising and unfair commercial practices. Although general requirements for advertising and promotion of medicinal products are established under EU legislation, the details are governed by regulations developed in individual EU Member States and can differ from one country to another. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (“SmPC”), as approved by the competent authorities in connection with a marketing authorization. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EU. Direct-to-consumer advertising of prescription medicinal products is also prohibited in the EU.

Furthermore, rules prohibit gifts, pecuniary advantages or benefits in kind to HCPs unless they are inexpensive and relevant to the practice of medicine or pharmacy. Similarly, strict rules apply to hospitality at sales promotion events. Based on these rules, a body of industry guidelines and sometimes national laws in force in individual EU Member States has been introduced to fight improper payments or other transfers of value to HCPs, and in general inducements that may have a broadly promotional character. Historically, pharmaceutical companies have been the target of anti-corruption and similar investigations, as well as of wide media attention, sometimes resulting in significant penalties, image and other costs for such companies.

Data privacy and security

Finally, very stringent data privacy requirements apply in the EEA and the UK. In particular, Regulation (EU) 2016/679 (the General Data Protection Regulation (the “EU GDPR”)) and the UK’s GDPR (the “UK GDPR”) , impose stringent data protection obligations on controllers or processors of personal data, including compliance with principles which require that personal data to be collected for specified, explicit and legal purposes, and processed in a manner consistent with those purposes. Personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed. The EU and UK GDPR also provide that personal data must be held securely, and not transferred outside of the EEA or UK, as applicable, unless certain steps are taken to ensure an adequate level of protection. The EU and UK GDPR also requires companies processing personal data to implement adequate technical measures in order to ensure the most appropriate level of security which may vary depending on different factors such as the categories of processed personal data, the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons. In addition, the EU and UK GDPR require companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. For instance, the EU and UK GDPR require companies to make detailed disclosures to data subjects, provides for conditions under which a valid consent for processing can be obtained, requires the appointment of a data protection officer where sensitive personal data (e.g., health data) is processed on a large scale, imposes mandatory data breach notification throughout the EEA or UK and imposes additional obligations when contracting with service providers or partners. In addition, to the extent a company processes, controls or otherwise uses “special category” of personal data (including patients’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data. Failure to comply with the requirements of the EU and UK GDPR and the related national data protection laws of the EEA countries may result in fines up to 20 million euros (17.5 million British Pounds under the UK GDPR), or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher.
Pricing and Reimbursement in the EU

Typically, governments closely regulate pricing and reimbursement of medicinal products and often have a significant discretion in determining whether a product will be reimbursed at all and, if it is, how much it will be paid. In the EU, pricing and reimbursement schemes vary widely from country to country. In certain EU countries medicinal products cannot be commercially launched until a reimbursement price has been agreed. Other countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies – so called Health Technology Assessments (“HTA”), in order to obtain reimbursement or pricing approval. For examples, some EU Member States may approve a specific price for a product, or they may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other EU Member States allow companies to fix their own prices for products but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many EU Member States have increased the amount of discounts that pharmaceutical companies are requirement to offer. These efforts could continue as countries attempt to manage healthcare expenditures. The downward pressure on healthcare costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products onto national markets.

Political, economic, and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU Member States, and parallel trade (arbitrage between low-priced and high-priced member states), can further reduce prices.

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
Data Exclusivity And Market Exclusivity in the EU

In the EU, innovative medicinal products that have been granted marketing authorization (i.e., reference products) generally receive eight years of data exclusivity and an additional two years of market exclusivity. The data exclusivity period prevents applicants for the authorization of generic or biosimilar products from relying on the pre-clinical and clinical trial data contained in the dossier of the reference product during a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, an application for authorization of a generic or biosimilar product may be submitted, and the data of the reference product may be referenced. However, no generic or biosimilar product can be marketed until the expiration of the market exclusivity period. The overall ten-year period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product. For such products, the results of appropriate preclinical or clinical trials must be provided in support of an application for marketing authorization. Guidelines from the EMA detail the type and quantity of supplementary data to be provided for different types of biological products.

Orphan Medicinal Product Designation and Exclusivity in the EU

Pursuant to Article 3 of Regulation (European Commission) No 141/2000, a medicinal product may be designated by the European Commission as orphan if its sponsor can establish that (1) is the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition, as defined in Regulation (European Commission) 847/2000.

In the EU, an application designation as an orphan may be submitted any time prior to the filling of the marketing authorization application. Orphan medicinal product designation entitles an applicant to incentives such fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure.

Upon grant of a marketing authorization, medicinal products receiving orphan designation are entitled to ten years exclusivity for the approved therapeutic indication. During which time the EMA cannot accept another marketing authorization application, or grant a marketing authorization, or accept an application to extend a marketing authorization for a similar product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed Pediatric Investigation Plan, or PIP. market exclusivity in the EU for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product designation, including where it can be demonstrated on the basis of available evidence that, if the original medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the legal threshold. Additionally, a marketing authorization may be granted to a similar product for the same orphan indication at any time during the ten-year period if: (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the manufacturer of the original orphan medicinal product cannot supply the orphan medicinal product in sufficient quantities.
EU Supplementary Protection Certificates
In the EU, Supplementary Protection Certificates ("SPCs") are available to extend a patent term for up to five years to compensate patent protection lost during regulatory review. SPCs must be applied for and granted on a country-by-country basis.
Additional Protection for Pediatric Indications in the EU

In the EU, companies developing a new medicinal product must agree to a Pediatric Investigation Plan (“PIP”), with the EMA and must conduct pediatric clinical trials in accordance with such PIP, unless a deferral or waiver is granted by the EMA on request by the applicant (e.g., because the relevant disease or condition occurs only in adults). The PIP requirement also applies when a marketing authorization holder intends to add a new indication, pharmaceutical form or route of administration for a medicinal product that has already been authorized. The marketing authorization application must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date. Once all the studies and measures agreed have been conducted in accordance with the PIP, products are eligible for a six month extension of the SPC, if any is in effect at the time of approval or, in the case of orphan medicinal products, a two year extension of the orphan market exclusivity as noted above. This pediatric reward is granted subject to specific conditions and, in particular, that: (i) the applicant demonstrates having complied with all the measures contained in the PIP; (ii) the SmPC, and if appropriate the package leaflet, reflects the results of studies conducted in compliance with such PIP; and (iii) the product is authorized in all EU Member States. The rewards for conducting studies in the pediatric population can be granted irrespective of the fact that the information generated in compliance with the agreed PIP fails to lead to the authorization of a pediatric indication.
PRC Regulation
In the PRC, we operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC laws, rules and regulations affecting many aspects of our business. This section summarizes the principal PRC laws, rules and regulations that we believe are relevant to our business and operations.
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

To implement the regulatory reform introduced by the Innovation Opinion, the NPC and the NMPA has been revising the fundamental laws, regulations and rules regulating pharmaceutical products and the industry, which include the framework law known as the PRC Drug Administration Law (“DAL”). The DAL was promulgated by the Standing Committee of the NPC on September 20, 1984 and last amended on August 26, 2019 and took effect as of December 1, 2019. The DAL is implemented by a high-level regulation issued by the State Council referred to as the DAL Implementing Regulation. The NMPA has its own set of regulations further implementing the DAL; the primary one governing CTAs, marketing approval, and post-approval amendment and renewal is known as the Drug Registration

Regulation (“DRR”). The DRR was promulgated by the NMPA on February 28, 2005 and the last amended DRR took effect from July 1, 2020. Although the NMPA has issued several notices and proposed regulations in 2018 and 2019 to implement the reforms, the implementing regulations for many of the reforms in the Innovation Opinion have not yet been finalized and issued, and therefore, the details regarding the implementation of the regulatory changes remained uncertain in some respects.
Regulatory Authorities and Recent Government Reorganization
In the PRC, the NMPA is the primary regulatory agency for pharmaceutical products and businesses. The agency was formed from the prior China Food and Drug Administration (“CFDA”), in 2018 as part of a government reorganization.
Like the CFDA, the NMPA is still the primary drug regulatory agency and implements the same laws, regulations, rules, and guidelines as the CFDA, and it regulates almost all of the key stages of the life-cycle of pharmaceutical products, including nonclinical studies, clinical trials, marketing approvals, manufacturing, advertising and promotion, distribution, and pharmacovigilance (i.e., post-marketing safety reporting obligations). The CDE, which remains under the NMPA, conducts the technical evaluation of each drug and biologic application to assess safety and efficacy.
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
Non-Clinical Research

The NMPA requires preclinical data to support registration applications for imported and domestic drugs. According to the DRR, nonclinical safety studies must comply with the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory. On August 6, 2003, the NMPA promulgated the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory, which was revised on July 27, 2017, to improve the quality of non-clinical research, and began to conduct the Good Laboratories Practice. The NMPA promulgated the newly revised Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory on January 19, 2023, which will become effective on July 1, 2023. Pursuant to the Circular on Administrative Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory issued by the NMPA on April 16, 2007, the NMPA is responsible for the certification of non-clinical research institutions nationwide and local provincial medical products administrative authorities is in charge of the daily supervision of non-clinical research institution. The NMPA decides whether an institution is qualified for undertaking pharmaceutical non-clinical research by evaluating such institution’s organizational administration, its research personnel, its equipment and facilities, and its operation and management of non-clinical pharmaceutical projects. A Good Laboratory Practice Certification will be issued by the NMPA if all the relevant requirements are satisfied, which will also be published on the NMPA’s website.
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

Registration Categories

Prior to engaging with the NMPA on research and development and approval, an applicant will need to determine the registration category for its product candidate (which will ultimately need to be confirmed with the NMPA), which will determine the application requirements for its clinical trial and marketing application.
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
NMPA also permits conditional approval of certain medicines based on early phase China clinical trial data or only on foreign approval clinical data. Post-approval the applicant may need to conduct one or more post- marketing studies. The agency has done this for drugs that meet unmet clinical needs for life-threatening illnesses and also for drugs that treat orphan indications. In 2018, the NMPA and the NHC established a conditional approval program for drugs designated by the CDE that have been approved in the U.S., EU and Japan within the last 10 years and that meet one of three criteria (1) orphan indications, (2) drugs that treat life threatening illnesses for which there are not effective treatment or preventive methods, and (3) drugs that treat life threatening illnesses and that have a clear clinical advantage over other approved therapies.
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
•Procedures for ground-breaking therapeutic drugs: during the drug clinical trials for an innovative drug or improved new drug used for prevention and treatment of life-threatening illnesses or illnesses which have a serious impact on quality of life and for which there is no other effective prevention and treatment method or for which there is adequate evidence to prove that the said innovative drug or improved new drug has obvious clinical advantages over existing treatment approaches, the applicant may request for application of procedures for ground-breaking therapeutic drugs.
•Procedures for conditional approval: during the drug clinical trials for drugs which fall under the following circumstances, an application for conditional approval of marketing registration may be submitted (i) for drugs for treatment of life-threatening illnesses for which there is no effective treatment approach and for which the clinical trial of such drugs already has data to prove efficacy and is able to forecast the clinical value; (ii) for drugs urgently needed for public health and for which the clinical trial of such drugs already has data to prove efficacy and is able to forecast the clinical value; and (iii) for other vaccines urgently needed for major public health emergencies or deemed by the NHC to be urgently needed if its benefits outweigh the risks according to the evaluation.
•Procedures for prioritized reviews and approval: at the time of the drugs’ marketing registration, drugs that have obvious clinical value may apply for application of procedures for prioritized review and approval, including (i) clinically and urgently needed but insufficient drugs, innovative drugs and improved new drugs for prevention and treatment of major contagious diseases and rare diseases; (ii) new pharmaceutical product types, dosage form and specifications of pediatric drugs which comply with pediatric physiological characteristics; (iii) vaccines and innovative vaccines urgently needed for prevention and control of diseases; (iv) drugs included in the procedures for ground-breaking therapeutic drugs; (v) drugs which comply with conditional approval criteria; and (vi) other circumstances of prioritized review stipulated by the NMPA.
•Procedures for special examination and approval: at the time of a threat or occurrence of public health emergency, the NMPA may, in accordance with law, decide to implement special examination and approval for urgently needed drug required for the prevention and treatment during the public health emergency. Drugs included in the special examination and approval procedures may, based on special needs of disease prevention and control, be restricted for use within a certain period and scope.
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
Trial Approval
All clinical trials conducted in China for new drug registration purposes must be approved and conducted at pharmaceutical clinical trial institutions which shall be under the filing administration. For imported drugs, proof of approval outside the PRC is required prior to the trial, unless the drug has never been approved anywhere in the world. In addition to a standalone China trial to support development, imported drug applicants may establish a site in China that is part of an international multicenter trial (“IMCT”), at the outset of the global trial. Domestically manufactured drugs are not subject to approval requirements outside the PRC, and in contrast to prior practice, the NMPA has recently decided to permit those drugs to conduct development via an IMCT as well.

In 2015, the NMPA began to issue an umbrella approval for all phases (typically three) of a new drug clinical trial, instead of issuing approval phase by phase. For certain types of new product candidates, CTAs may be prioritized over other applications and put in a separate expedited queue for approval.
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
Human Genetic Resources Approval
On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that non-PRC-invested sponsors that sample and collect human genetic resources in clinical trials shall be required to file with the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. The State Council of PRC issued the Regulations on the Administration of Human Genetic Resources(“HGR Regulation”), which became effective on July 1, 2019. The HGR Regulation regulate the collection, preservation, usage and external provision of China’s human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Ministry of Science and Technology is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level. Non-PRC entities, non-PRC individuals and such entities established or actually controlled thereby are not allowed to collect or preserve China’s human genetic resources (including organs, tissues, cells and other genetic materials of human genome and gene) or provide human genetic resources abroad, while they are prohibited from using China’s human genetic resources unless they have obtained an approval from relevant PRC government authority or have filed with relevant government authority for international cooperation with a Chinese entity. The HGR Regulation formalized the approval requirements pertinent to research collaborations between Chinese and non-PRC-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China.
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

On March 21, 2022, the Ministry of Science and Technology issued the Draft Implementing Rules of the Regulation on the Administration of Human Genetic Resources (Draft for Comment) (the “Draft Implementing Rules”), which closely scrutinize all HGRs-related activities from upstream collection of HGR materials to downstream exploitation and external provision of the HGR materials and data derived therefrom (the “HGR data”). The Draft Implementing Rules are intended to provide operational details and clarify questions that have emerged in the past few years after the HGR Regulations became effective. Under the Draft Implementing Rules, clinical studies conducted for purpose of obtaining marketing authorization for drugs and medical devices in China, if not involving the export of HGR materials, shall be filed with the Ministry of Science and Technology (as opposed to the advance approval) if the HGR materials are collected by sites, and processed by sites or an onshore third-party lab specified in the clinical trial protocol. The Draft Implementing Rules enumerate situations where a security review is required for external provision or utilization in an open manner of HGR data, such as external provision or utilization in an open manner of HGR data about important genetic pedigrees, HGR data from specific regions, and exome sequencing and genome sequencing information of over 500 individuals.
Trial Exemptions and Acceptance of Non-PRC Data

The NMPA may reduce requirements for clinical trials and data, depending on the drug and the existing data. The NMPA has granted waivers for all or part of trials and has stated that it will accept data generated abroad (even if not part of a global study), including early phase data, that meets its requirements. On July 6, 2018, the NMPA issued the Technical Guidance Principles on Accepting Foreign Drug Clinical Trial Data (the “Guidance Principles”), as one of the implementing rules for the Innovation Opinion. According to the Guidance Principles, the data of non-PRC clinical trials must meet the authenticity, completeness, accuracy and traceability requirements and such data must be obtained consistent with the relevant requirements under the GCP of the International Conference on Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”). Sponsors must be attentive to potentially meaningful ethnic differences in the subject population.
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
The Technical Guidelines for Clinical Trials of Immune Cell Therapy Products (Trial) (the “Technical Guidelines for Clinical Trials”), which was published by the CDE on February 10, 2021, provides that CAR-T, as a kind of immune cell therapy product, has the nature of gene therapy products. The Technical Guidelines for Clinical Trials, whose content is not mandatory, is intended to provide suggestions and recommendations on certain technical issues in clinical trials of immune cell therapy products, rather than to identify the regulatory nature or classification of immune cell therapy products. On December 3, 2021, the CDE published the Technical Guidelines for Non-clinical Research and Evaluation of Gene Therapy Products (Trial), or the Technical Guidelines for Gene Therapy Products, and Technical Guidelines for Non-clinical Research of Gene Modified Cell Therapy Products (Trial), the Technical Guidelines for Gene Modified Cell Therapy Products, which became effective as of the date of promulgation. The Technical Guidelines for Gene Modified Cell Therapy Products, which was formulated according to the Technical Guidelines for the Research and Evaluation of Cell Therapy Products (Trial), was issued to regulate and guide non-clinical research and evaluation of genetically modified cells therapy products, such as CAR-T cell therapy products. The CDE issued the Technical Guidelines for the Clinical Risk Management Plan on Application for Marketing Approval of Chimeric Antigen Receptor T Cell (CAR-T) Therapy Products on January 29, 2022, which became effective as of the date of promulgation, to regulate and guide the drafting of the clinical risk management plans on application for marketing approval of CAR-T therapy products.
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
Product Liability
The Product Quality Law of the PRC (the “Product Quality Law”) promulgated by the Standing Committee of the NPC on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018, respectively, is the principal governing law relating to the supervision and administration of product quality. According to the Product Quality Law, manufacturers shall be liable for the quality of products produced by them, and sellers shall take measures to ensure the quality of the products sold by them. A manufacturer shall be liable for compensating for any bodily injuries or property damages, other than the defective product itself, resulting from the defects in the product, unless the manufacturer is able to prove that (1) the product has never been distributed; (2) the defects causing injuries or damages did not exist at the time when the product was distributed; or (3) the science and technology at the time when the product was distributed was at a level incapable of detecting the defects. A seller shall be liable for compensating for any bodily injuries or property damages of others caused by the defects in the product if such defects are attributable to the seller. A seller shall pay compensation if it fails to indicate either the manufacturer or the supplier of the defective product. A person who is injured or whose property is damaged by the defects in the product may claim for compensation from the manufacturer or the seller.
Pursuant to the General Principles of the Civil Law of the PRC promulgated by the NPC on April 12, 1986 and amended on August 27, 2009, both manufacturers and sellers shall be held liable where the defective products result in property damages or bodily injuries to others. Pursuant to the Tort Liability Law of the PRC (the “Tort Law”), promulgated by the Standing Committee of the NPC on December 26, 2009 and effective from July 1, 2010, manufacturers shall assume tort liabilities where the defects in products cause damages to others. Sellers shall assume tort liabilities where the defects in products that have caused damages to others are attributable to the sellers. The aggrieved party may claim for compensation from the manufacturer or the seller of the defected product that has caused damage. The Civil Code of the PRC, which was promulgated on May 28, 2020 and became effective on January 1, 2021, amalgamated and replaced the General Principles of the Civil Law of the PRC and the Tort Law effective January 1, 2021. The rules on tort law in the Civil Code of the PRC are generally consistent with the General Principles of the Civil Law of the PRC and the Tort Law.
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
Domain names
Domain names are protected under the Administrative Measures on China Internet Domain Names promulgated by the Ministry of Information Industry on November 5, 2004 and effective from December 20, 2004, which was replaced by the Administrative Measures on the Internet Domain Names issued by the Ministry of Industry and Information Technology (“MIIT”), on August 24, 2017 and effective from November 1, 2017. The MIIT is the main regulatory authority responsible for the administration of PRC internet domain names. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration.
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
Factors that affect the inclusion of a pharmaceutical product in the NRDL include whether the product is consumed in large volumes and commonly prescribed for clinical use in the PRC and whether it is considered to be important in meeting the basic healthcare needs of the general public. Since 2016, special consideration has been given to, among others, innovative drugs with high clinical value and drugs for serious diseases. In addition, the PRC Ministry of Human Resources and Social Security has also been negotiating with manufacturers of expensive drugs with high clinical demands and proven effectiveness for price cuts in exchange for inclusion into the NRDL. The latest version of the NRDL was released in 2023 and was implemented on January 13, 2023.
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
Other PRC National- and Provincial-Level Laws and Regulations
References to “foreign” in this section entitled “Other PRC National-and Provincial-Level Laws and Regulations” refer to countries or regions outside the PRC, unless the context indicates otherwise.
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
Data security
On November 7, 2016, the SCNPC promulgated the Cybersecurity Law of the PRC, which became effective on June 1, 2017, pursuant to which network operators are to fulfill their obligations to safeguard security of the network when conducting business and providing services. Network operators may not collect personal information irrelevant to the services they provide or collect or use the personal information in violation of the provisions of applicable laws or agreements concluded with their users, and CIIOs are required to store in the PRC all the personal information and important data collected and produced within the PRC.
On June 10, 2021, the SCNPC promulgated the China’s Data Security Law (the “Data Security Law”), which came into effect on September 1, 2021. The Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The Data Security Law also provides for a national security review procedure for data activities that may affect national security.
The Measures for Cybersecurity Review, which was published by the CAC and 12 other relevant PRC government authorities on December 28, 2021, became effective on February 15, 2022. The Measures for Cybersecurity Review provides that, among other things, (i) the purchase of network products and services by a CIIO and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review; and (ii) if a “network platform operator” that possesses personal information of more than one million users intends to go public in a country other than Greater China, it must apply for a cybersecurity review with the cybersecurity review office.

The CAC published the Measures on Security Assessment of Cross-border Transfer of Data on July 7, 2022, which became into effect on September 1, 2022. The Measures on Security Assessment of Cross-border Transfer of Data provides that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data abroad; (ii) where a CIIO or a data processor which processes personal information of more than 1,000,000 individuals provides personal information abroad; (iii) where a data processor has provided personal information in the aggregate of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-board transfer of data is required.
PRC Regulation of Foreign Investment

Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment (the “Catalogue”), which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021) issued by the MOFCOM and the NDRC on December 27, 2021 and took into effect from January 1, 2022. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The Encouraged Industry Catalogue for Foreign Investment (2020), or the 2020 Encouraged Industry Catalogue, which became effective on January 27, 2021, provides that foreign investment is encouraged in the development and production of cell therapy drugs except in areas where foreign investment is prohibited.

On March 15, 2019, the NPC approved the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which became effective on January 1, 2020 and replaced the three old rules on foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperation Joint Venture Law and the Wholly Foreign- Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investor”) within China, and “investment activities” include the following activities: (i) a foreign investor, individually or together with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or together with other investors, invests in a new construction project within China; and (iv) investments in other means as provided by the laws, administrative regulations or the State Council. The Foreign Investment Law grants foreign invested entities the same treatment as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List.
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
Regulations Relating to Employee Stock Incentive Plan
On February 15, 2012, the SAFE promulgated the Stock Option Rules. In accordance with the Stock Option Rules and relevant rules and regulations, PRC citizens or non-PRC citizens residing in China for a continuous period of not less than one year, who participate in any stock incentive plan of a public company listed outside of the PRC, subject to a few exceptions, are required to register with the SAFE through a domestic qualified agent, which could be a PRC subsidiary of such company listed outside of the PRC, and complete certain procedures. We and our employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who participate in our stock incentive plan will be subject to such regulation. In addition, the SAT has issued circulars concerning employee share options or restricted shares. Under these circulars, employees working in the PRC who exercise share options, or whose restricted shares vest, will be subject to PRC individual income tax (the “IIT”). The PRC subsidiaries of a company listed outside of the PRC have obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold IIT of those employees related to their share options or restricted shares. If the employees fail to pay, or the PRC subsidiaries fail to withhold, their IIT according to relevant laws, rules and regulations, the PRC subsidiaries may face sanctions imposed by the tax authorities or other PRC government authorities.
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
Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles (“SPVs”), are required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of an SPV, is required to update its registration with the local branch of SAFE with respect to that SPV, to reflect any change of basic information or material events. If any PRC resident shareholder of such SPV fails to make the required registration or to update the registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiaries in China. In February 2015, SAFE promulgated SAFE Notice 13. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound direct investments, including those required under SAFE Circular 37, must be filed with qualified banks instead of SAFE. Qualified banks should examine the applications and accept registrations under the supervision of SAFE.
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
Regulations Relating to Social Insurance and Housing Provident Funds
In addition, according to the PRC Social Insurance Law promulgated on October 28, 2010 by the Standing Committee of the NPC and amended on December 29, 2018, the Interim Regulations on the Collection and Payment of Social Security Funds promulgated by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds promulgated by the State Council on April 3, 1999 and amended on March 24, 2002 and March 24, 2019, respectively, employers like our PRC subsidiaries in China must provide employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. These payments are made to local administrative authorities, and any employer who fails to contribute may be fined and ordered to pay the deficit amount within a stipulated time limit.
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
Enforcement of Civil Liabilities

References to “foreign” in this section entitled “Enforcement of Civil Liabilities” refer to countries outside the PRC and the Cayman Islands, as the case may be, unless the context indicates otherwise.

Legend Biotech is incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•political and economic stability;
•an effective judicial system;
•a favorable tax system;
•the absence of exchange control or currency restrictions; and
•the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:
•the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and
•Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Certain of our assets and operations are located in China. Certain of our directors are nationals or residents of jurisdictions other than the United States that may have assets located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder (Singapore) LLP, our legal counsel as to Cayman Islands law, and JunHe LLP, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and PRC, respectively, would:

•recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
•entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

There is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples & Calder (Singapore) LLP have advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-

examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•is given by a competent foreign court with jurisdiction to give the judgment;
•imposes a specific positive obligation on the judgment debtor (such as an obligation to pay a liquidated sum or perform a specified obligation);
•is final and conclusive;
•is not in respect of taxes, a fine or a penalty; and
•was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

JunHe LLP has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or social public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to China for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to China by virtue only of holding our ADSs or ordinary shares.

In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.
Facilities
Our principal executive offices are currently located at 2101 Cottontail Lane, Somerset, New Jersey 08873, where Legend Biotech USA, Inc. owns an approximately 85,371 square foot facility, including approximately 32,039 square feet of office space and 53,332 square feet of warehouse space. We have completed the renovation of a significant portion of the warehouse space into GMP manufacturing space for the development and potential commercialization of our pipeline. We believe our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.

C.Organizational Structure Chart
The following diagram illustrates our corporate structure, including our parent company, subsidiaries, and consolidated affiliated entities, as of the date of this Annual Report:

D.Property, Plants and Equipment
Principal Executive Offices
Our principal executive offices are currently located at 2101 Cottontail Lane, Somerset, New Jersey 08873, where Legend Biotech USA, Inc. owns an approximately 85,371 square foot facility, including approximately 32,039 square feet of office space and 53,332 square feet of warehouse space. We have recently completed the renovation of a significant portion of the warehouse space into GMP manufacturing space. We believe our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.
Additional U.S. Facilities
We lease or expect to lease the following additional facilities in the United States:
•We have a research facility located at 10 Knightsbridge Road, Piscataway, New Jersey 08854, where we lease approximately 22,000 square feet from a subsidiary of Genscript.
•We are party to a lease with Janssen under which we expect to lease an approximately 106,000 square foot GMP manufacturing facility from Janssen located in Raritan, New Jersey. That lease will become effective on a future date in connection with our assumption of control of such facility in accordance with the Janssen collaboration and license agreement. CARVYKTI is manufactured at this facility.

European Union
We lease or expect to lease the following facilities in the European Union:
•Janssen currently leases two facilities in Ghent, Belgium that will be used primarily for GMP manufacturing. These facilities include approximately 180,900 and 30,000 square feet, respectively and are under construction. We expect that these facilities will be subleased to us, effective as of a future date, in connection with our assumption of control of such facilities in accordance with the Janssen collaboration and license agreement. Once completed, we plan to use these facilities for the manufacture of CARVYKTI.
•We have an administrative office facility located in Ghent, Belgium, where lease approximately 4,500 feet.
•We have a research and administrative facility located in Dublin, Ireland, where we lease approximately 8,300 square feet.
PRC

In Nanjing, we own an approximately 50,000 square meter building located at North of Yuehua Road and West of Qiande Road, Nanjing Jiangning Hi-Tech Development Zone, Nanjing, Jiangsu Province, where we are currently constructing a GMP manufacturing facility. In addition we lease several facilities in the PRC used for office space, warehousing, laboratory work and GMP manufacturing, including the following:

Address	Scheduled Lease Expiration	Leased Area	Use of Premises
1st, 2nd, 3rd and 4th Floors, Building 6, Nanjing Life Science Town, 568 Longmian Avenue, Jiangning District, Nanjing	31-Dec-2026	3,592 square meters	Office and GMP manufacturing
3rd, 4th and 5th Floors, Building 3, Nanjing Life Science Town	30-May-2023	2,038 square meters	Office and laboratory
4th Floor, Block A, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	23-Jul-2024	2,940.67 square meters	Office
4th Floor, Block E, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	31-Dec-2025	7,250 square meters	Laboratory
1st Floor, Building 5, 28 Yongxi Road, Jiangning District, Nanjing*	30-Jun-2025	1,000 square meters	Office and laboratory
1st and 3rd Floors, Block B, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	1st floor: 25-Aug-2024; 3rd floor: 14-Sept-2024	1,279.8 square meters	Warehouse
3rd Floor, Block B, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	14-Sept-2024	1,334.28 square meters	Laboratory and office
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not Applicable
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. This discussion, particularly information with respect to our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, includes forward-looking statements that involve risks and uncertainties as described under the heading “Cautionary Statement Regarding Forward-Looking Statements” in this Annual Report. In evaluating our business, you should also carefully consider the information provided under “Item 3.D. Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from those projected in the forward-looking statements.
Overview

We are primarily a global, clinical-stage biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 1,390 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel, or cilta-cel (referred to as LCAR- B38M for purposes of our LEGEND-2 trial), is a chimeric antigen receptor T cell (“CAR-T”) therapy we are jointly developing with our strategic partner, Janssen, for the treatment of MM. Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in relapsed and refractory multiple myeloma (“RRMM”) patients with a manageable safety profile.

Our lead product candidate, ciltacabtagene autoleucel, or cilta-cel, is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen Biotech, Inc. (“Janssen”), for the treatment of multiple myeloma (“MM”). Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in relapsed or refractory multiple myeloma (“RRMM”) patients with a manageable safety profile. On February 28, 2022, the U.S. Food and Drug Administration (the “FDA”) approved our product CARVYKTI (cilta-cel) for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. CARVYKTI was our first product approved by a health authority.
Since inception, we have incurred significant operating losses. Our net losses were $446.3 million and $403.6 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had accumulated losses of $966.5 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:
•continue our ongoing and planned research and development of cilta-cel for the treatment of RRMM;
•continue to invest in our manufacturing capabilities, including investments in our facilities in the United States, Europe and China;
•continue our ongoing and planned clinical development for our other product candidates;
•continue our ongoing and planned research and development activities;
•seek to discover and develop additional product candidates and further expand our clinical product pipeline;
•seek regulatory or marketing approvals for any product candidates that successfully complete clinical trials;
•continue to scale up internal and external manufacturing capacity with the aim of securing sufficient quantities to meet our capacity requirements for clinical trials and potential commercialization;
•establish sales, marketing and distribution infrastructure to commercialize any product candidate for which we may obtain regulatory or marketing approval;
•develop, maintain, expand and protect our intellectual property portfolio;
•acquire or in-license other product candidates and technologies;
•hire additional clinical, quality control and manufacturing personnel;
•add clinical, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
•expand our operations globally; and
•incur additional legal, accounting, investor relations and other expenses associated with operating as a public company.
Our Collaboration with Janssen

In December 2017, we entered into a collaboration and license agreement (the “Janssen Agreement”) with Janssen for the worldwide development and commercialization of cilta-cel.
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

In consideration for the licenses and other rights granted to Janssen, Janssen has paid us an upfront fee and milestone payments, and we continue to be eligible to receive additional milestone payments. For a description of the upfront and milestone payments Janssen has made to us under the Janssen collaboration and license agreement and potential future milestone payments Janssen may make to us under that agreement, see “Item 4. Information on the Company—B. Business Overview—Collaboration and License Agreement with Janssen Biotech, Inc.”

Furthermore, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. Outstanding advances accrue interest at the London Interbank Offered Rate (LIBOR) published by the Wall Street Journal plus 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with a change in control in our company or a termination of the Janssen Agreement by Janssen due to our material breach of the Agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of December 31, 2022, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $10.9 million, respectively. With the cessation of the use of LIBOR in the financial services industry, we are commencing discussions with Janssen about amending the Janssen Agreement to adopt a new method for calculating interest.

Global Economic Conditions

Worldwide economic conditions remain uncertain and we continue to monitor the impact of macroeconomic conditions, including those related to the COVID-19 pandemic, the Russia-Ukraine war, the failure and instability of financial institutions and rising inflation rates.

Changes in economic conditions, supply chain constraints, logistics challenges, labor shortages, the Russia-Ukraine war, and steps taken by governments and central banks, particularly in response to the COVID-19 pandemic, have led to higher inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including increased interest rates. Product manufacturing in both the U.S. and China have continued. Currently we have not experienced any material impact to our material supply chain or as a result of inflation and rising interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We believe we have established robust sourcing strategies for all necessary materials and do not expect any significant impact.

In addition, in China, although we experienced disruptions from COVID-19 during the year ended December 31, 2022, we do not believe they had a material impact to our business. There are still uncertainties of COVID-19’s future impact on our business, results of operations and financial condition, and the extent of the impact will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the development and progress of distribution of COVID-19 vaccines and other medical treatments, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. If the situation materially deteriorates, our business, results of operations and financial condition could be materially and adversely affected. We will continue to monitor and assess the impact of the ongoing development of the pandemic on our financial position and operating results and respond accordingly.

If these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations. Although we do not believe that these macroeconomic conditions have had a material impact on our financial position or results of operations to date, we may experience impacts in the near future (especially if inflation rates continue to rise) on our operating costs, including our labor costs and research and development costs, due to supply chain constraints, consequences associated with COVID-19 and the ongoing conflict between Russia and Ukraine, and employee availability and wage increases, which may result in additional stress on our working capital resources.

Components of Our Results of Operations
Revenue

Our revenue to date has primarily consisted of license revenue pursuant to the upfront payments and milestone payments received under the Janssen Agreement. In 2022, the collaboration with Janssen started to generate collaboration revenue from product sales of CARVYKTI. Our ability to generate product revenue and to become profitable will depend upon our ability to successfully develop, obtain regulatory approval and commercialize cilta-cel and our other product candidates.
Operating Expenses
Research and Development Expenses
Research and development expenses consist primarily of costs incurred in connection with our research activities and include:
•personnel expenses, including salaries, benefits and share-based compensation expense;
•costs of funding research performed by third parties;
•costs of purchasing lab supplies and non-capital equipment used in designing, developing and manufacturing preclinical study and clinical trial materials;
•consultant fees;
•expenses related to regulatory activities, including filing fees paid to regulatory agencies;
•facility costs including rent, depreciation and maintenance expenses; and
•fees for maintaining licenses under our third-party licensing agreements.
Research and development costs are expensed as incurred. Costs for certain activities, such as manufacturing and preclinical studies and clinical trials, are generally recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and collaborators.
We typically use our employee, consultant and infrastructure resources across our development programs. We track outsourced development costs by allocating these costs to either our B-cell maturation antigen (“BCMA”) program or to all our other non-BCMA programs, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or preclinical programs. For the years ended December 31, 2022 and 2021, our total research and development expenses were $210.9 million and $204.4 million, respectively, for our BCMA program and $124.7 million and $108.9 million, respectively, for all other non-BCMA programs.
From inception through December 31, 2022, we have incurred approximately $1.1 billion in research and development expenses to research and advance the development of our product candidates and preclinical programs. We expect our research and development expenses will increase for the foreseeable future as we seek to advance our preclinical programs and product candidates. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including the uncertainty of:
•successful enrollment in and completion of clinical trials;
•establishing an appropriate safety profile;
•establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;
•receipt of marketing approvals from applicable regulatory authorities;
•commercializing the product candidates, if approved, whether alone or in collaboration with others;
•obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;
•continued acceptable safety profiles of products following approval; and
•retention of key research and development personnel.

A change in the outcome of any of these variables with respect to the development of any of our product candidates would significantly change the costs, timing and viability associated with the development of that product candidate.
Administrative Expenses
Administrative expenses consist primarily of expenses, including salaries, benefits and share- based compensation expense, for personnel in executive, finance, accounting, business development, IT, legal and human resource functions. Administrative expenses also include corporate facility costs not otherwise included in research and development expenses, legal fees related to intellectual property and corporate matters and fees for accounting and consulting services.
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
Selling and Distribution Expenses
Selling and distribution expenses consist primarily of costs incurred in connection with our commercial function’s activities and include salaries and related costs for personnel, including share-based compensation, travel expenses, recruiting expenses, costs of sponsorships and consulting fees paid to external parties related to the marketing and development of cilta-cel.
Other Income and Gains
Other income and gains consist of finance income, fair value gains on financial assets at fair value change through profit or loss, government grants, foreign exchange gain and rental income.

Revenue recognition

Upfront fees

Upfront payment is allocated to the single performance obligation in the Janssen Agreement. The upfront fees from Janssen of $350.0 million were included in the transaction price upon contract inception in 2017 and were recognized when the performance obligation to deliver the intellectual property, including a technology transfer service, was completed in 2018. The $350.0 million upfront fees were fully received by us in 2018.
Milestone payments

Milestone payments represent a form of variable consideration which are included in the transaction price to the extent that it is highly probable that a significant reversal of accumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the inception of each arrangement that includes milestone payments, we evaluate whether the milestones are considered highly probable of being achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant reversal of cumulative revenue would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgement involved in determining whether it is highly probable that a significant reversal of cumulative revenue would not occur. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjust our estimate of the overall transaction price.

Certain milestone payments were allocated to the single performance obligation in the Janssen Agreement to deliver the license of intellectual property, including a technology transfer service. We recognized license revenue of $50.0 million for the milestones included in the initial transaction price in 2018, the year in which the performance obligation was satisfied and it was highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract would not occur. The $50.0 million milestone fees were fully received by us in 2019.

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones and an additional $645 million consisting of $435 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property, including a technology transfer service, that was satisfied in 2018. We will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price.

For a description of the upfront and milestone payments Janssen has made to us under the Janssen Agreement and potential future milestone payments Janssen may make to us under the Agreement, see “Item 4. Information on the Company—B. Business Overview—Collaboration and License Agreement with Janssen Biotech, Inc.”
Licenses of intellectual property
In assessing whether a license is distinct from the other promises, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the counterparty can benefit from a license for its intended purpose without the receipt of the remaining promise(s) by considering whether the value of the license is dependent on the unsatisfied promise(s), whether there are other vendors that could provide the remaining promise(s), and whether it is separately identifiable from the remaining promise(s). We evaluate the nature of a promise to grant a license in order to determine whether the promise is satisfied over time or at a point in time. We evaluated that the license is a single performance obligation in the Janssen Agreement, including a technology transfer service, which represent a right to use our license as it exists at the point in time that the license is granted. Revenue from licenses is recognized when the control of the right to use of the license is transferred to the customer.
Collaboration cost of revenue

Collaboration cost of revenue relates to the sale of CARVYKTI and includes costs incurred by us as well as our pro-rata share of collaboration cost of revenue. Collaboration cost of revenue includes the cost of inventory sold, manufacturing costs, other costs attributable to production, and provisions to write down inventory, such as for excess and obsolete inventory or inventory that did not meet quality specifications.
Research and development costs

All research costs are charged to the statement of profit or loss and other comprehensive income as incurred.

Expenditures incurred on projects to develop new product candidates is capitalized and deferred only when we can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, our intention to complete and our ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product candidate development expenditure which does not meet these criteria is expensed when incurred.
Share-based compensation

We operate a share option scheme and a restricted share unit (“RSU”) scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of our operations. Our employees and directors can receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments, or equity-settled transactions.
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by using a binomial model, and the fair value of each RSU is determined by reference to market price of our shares at the respective grant date. See note 27 and note 28 to our consolidated financial statements in this Annual Report for further details.
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
Service and performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of our best estimate of the number of equity instruments that will ultimately vest.

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
For awards that do not ultimately vest because performance and/or service conditions have not been met, no expense is recognized
A.Operating Results
Comparison of Fiscal Years Ended December 31, 2022 and 2021
The following table summarizes our results of operations for the fiscal years ended December 31, 2022 and 2021:

	Fiscal Year Ended December 31,		Variance
	2022	2021
	(in thousands)
Consolidated Statement of Operations Data:
Revenue
License revenue	50,000	65,402	(15,402)
Collaboration revenue	66,677	—	66,677
Other revenue	328	3,424	(3,096)
Total revenue	117,005	68,826	48,179
Operating expenses:
Collaboration cost of revenue	(65,363)	—	(65,363)
Research and development expenses	(335,648)	(313,346)	(22,302)
Administrative expenses	(80,631)	(46,961)	(33,670)
Selling and distribution expenses	(93,417)	(102,542)	9,125
Other income and gains	12,049	3,059	8,990
Other expenses	(9,823)	(9,132)	(691)
Fair value gain/(loss) of warrant liability	20,900	(6,200)	27,100
Finance costs	(10,796)	(900)	(9,896)
Loss before tax	(445,724)	(407,196)	(38,528)
Income tax (expense)/credit	(625)	3,614	(4,239)
Loss for the year	(446,349)	(403,582)	(42,767)

Revenue

License Revenue

License revenue for the year ended December 31, 2022 was $50.0 million, compared to $65.4 million for the year ended December 31, 2021. This decrease of $15.4 million was primarily driven by nature of and timing of milestones achieved as outlined in the Global Development Plan under the Janssen Agreement for cilta-cel in the year ended December 31, 2022.

Collaboration Revenue

Collaboration revenue for the year ended December 31, 2022 was $66.7 million, compared to none for the year ended December 31, 2021. This increase of $66.7 million was due to the commercial launch of CARVYKTI in the U.S. in connection with the Janssen Agreement.

Other Revenue

Other revenue for the year ended December 31, 2022 was $0.3 million, compared to $3.4 million for the year ended December 31, 2021. This decrease of $3.1 million was due to lower license and royalty revenue generated in 2022 involving the licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates during the year ended December 31, 2022.
Operating Expenses
Collaboration cost of revenue
Collaboration cost of revenue for the year ended December 31, 2022 were $65.4 million, compared to none for the year ended December 31, 2021. This increase of $65.4 million was primarily due to our share of costs of sales incurred in the U.S. in connection with the commercial launch of CARVYKTI as part of the Janssen Agreement.
Research and Development Expenses
Research and development expenses for the year ended December 31, 2022 were $335.6 million, compared to $313.3 million for the year ended December 31, 2021. This increase of $22.3 million was primarily due to research and development activities in cilta-cel in earlier lines of therapy and increase in our pipeline expenditures as we filed two Investigational New Drug (“IND”) filings and began preparation for Phase 1 clinical development in the U.S. in the year ended December 31, 2022.
Administrative Expenses
Administrative expenses for the year ended December 31, 2022 were $80.6 million, compared to $47.0 million for the year ended December 31, 2021. This increase of $33.6 million was due to our expansion of supporting administrative functions to facilitate business expansion. This increase is primarily driven by implementation of the final phase of separation of information technology infrastructure from GenScript Biotech Corporation (“GenScript” or “Genscript”), required enhancements for cybersecurity and privacy, along with the required IT infrastructure build to support the product candidate manufacturing facilities.
Selling and Distribution Expenses
Selling and distribution expenses for the year ended December 31, 2022 were $93.4 million, compared to $102.5 million for the year ended December 31, 2021. This decrease of $9.1 million was due to decreased costs associated with commercial activities for cilta-cel.
Other Income and Gains
Other income and gains for the year ended December 31, 2022 was $12.0 million, compared to $3.1 million for the year ended December 31, 2021. This increase of $8.9 million was primarily driven by increases in interest income, government grants and fair value gain from financial assets at fair value through profit and loss for the year ended December 31, 2022.

Other Expenses
Other expenses for the year ended December 31, 2022 was $9.8 million, compared to $9.1 million for the year ended December 31, 2021. The increase of $0.7 million was primarily due to foreign exchange loss.
Finance Costs
Finance costs for the year ended December 31, 2022 was $10.8 million, compared to $0.9 million for the year ended December 31, 2021. The increase of $9.9 million was primarily due to interest on advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted by principal and applicable interests upon such principal. We elected to borrow an incremental $130.3 million as of December 31, 2022 in accordance with the terms of the Janssen agreement.

Fair Value Gain/(Loss) of Warrant Liability
Fair value gain of warrant liability for the year ended December 31, 2022 was $20.9 million caused by changes in fair value of a warrant that we issued to an institutional investor through a private placement transaction in May 2021 with an initial fair value of $81.7 million at the issuance date. Concurrently, ordinary shares were sold to the same institutional investor in a private placement transaction. The warrant was assessed as a financial liability with a fair value of $67.0 million as of December 31, 2022.
Income Tax (Expense)/Credit
Income tax expense for the year ended December 31, 2022 was $0.6 million compared to $3.6 million of income tax credit for the year ended December 31, 2021.
Comparison of Fiscal Years Ended December 31, 2021 and 2020
The following table summarizes our results of operations for the fiscal years ended December 31, 2021 and 2020:

	Fiscal Year Ended December 31,		Variance
	2021	2020
	(in thousands)
Consolidated Statement of Operations Data:
Total revenue	68,826	75,000	(6,174)
Operating expenses:
Research and development expenses	(313,346)	(232,160)	(81,186)
Administrative expenses	(46,961)	(23,134)	(23,827)
Selling and distribution expenses	(102,542)	(49,571)	(52,971)
Other income and gains	3,059	6,119	(3,060)
Other expenses	(9,132)	(346)	(8,786)
Fair value loss of warrant liability	(6,200)	—	(6,200)
Fair value loss of convertible redeemable preferred shares	—	(79,984)	79,984
Finance costs	(900)	(4,209)	3,309
Loss for the period	(407,196)	(308,285)	(98,911)
Income tax credit	3,614	41,912	(38,298)
Loss for the year	(403,582)	(266,373)	(137,209)
Revenue

Revenue for the year ended December 31, 2021 was $68.8 million, compared to $75.0 million for the year ended December 31, 2020. This decrease of $6.2 million was primarily driven by a decrease in revenue recognized from milestones due to nature and timing of achievement of milestones as outlined in the Global Development Plan under the Janssen Agreement for cilta-cel in the year ended December 31, 2021. As of December 31, 2021, we had not generated any revenue from product sales of CARVYKTI.

Operating Expenses
Research and Development Expenses

Research and development expenses for the year ended December 31, 2021 were $313.3 million, compared to $232.2 million for the year ended December 31, 2020. This increase of $81.1 million was primarily due to research and development activities in cilta-cel in earlier lines of therapy and due to continued investment in non-BCMA research and development activities in the year ended December 31, 2021.
Administrative Expenses

Administrative expenses for the year ended December 31, 2021 were $47.0 million, compared to $23.1 million for the year ended December 31, 2020. This increase of $23.9 million was primarily due to our expansion of supporting administrative functions to facilitate continuous business expansion and building capabilities internally as continued separation from GenScript.
Selling and Distribution Expenses

Selling and distribution expenses for the year ended December 31, 2021 were $102.5 million, compared to $49.6 million for the year ended December 31, 2020. This increase of $52.9 million was primarily due to increased costs associated with commercial preparation activities for the launch of cilta-cel in the U.S.
Other Income and Gains

Other income and gains for the year ended December 31, 2021 were $3.1 million, compared to $6.1 million for the year ended December 31, 2020. This decrease of $3.0 million was primarily driven by less interest income from time deposits of lower average interest rate and less government grants.
Other Expenses

Other expenses for the year ended December 31, 2021 were $9.1 million, compared to $0.3 million for the year ended December 31, 2020. The increase of $8.8 million was primarily due to foreign exchange loss and loss from disposal of assets.

Finance Costs

Finance costs for the year ended December 31, 2021 was $0.9 million, mainly composed of interest for advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted by principal and applicable interests upon such principal. Finance costs for the year ended December 31, 2020 were $4.2 million, resulting from the finance costs for the issuance of convertible redeemable preferred shares (the "Series A Preference Shares") that were fully converted into ordinary shares upon the completion of our initial public offering in June 2020.

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

Fair Value Loss of Convertible Redeemable Preference Shares

For the year ended December 31, 2020, we reported a one-time non-cash charge of $80.0 million caused by changes of fair value of Series A Preference Shares. Upon consummation of our U.S. initial public offering in June 2020, all outstanding Series A Preference Shares were converted into ordinary shares of the Company and all accrued but unpaid dividends were settled in the form of ordinary shares of the Company. No such fair value loss was experienced in 2021 as we have no outstanding Series A Preference Shares after the listing.

Income Tax Credit

Income tax credit for the year ended December 31, 2021 was $3.6 million compared to $41.9 million of income tax credit for the year ended December 31, 2020.
Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note 2.4 to our consolidated financial statements included in this Annual Report for a description of our other significant accounting policies.
Revenue Recognition
Upfront fees
Upfront payment is allocated to the single performance obligation in the Janssen Agreement. The upfront fees from Janssen of $350.0 million were included in the transaction price upon contract inception in 2017 and were recognized when the performance obligation to deliver the intellectual property, including a technology transfer service, was completed in 2018. The $350.0 million upfront fees were fully received by us in 2018.
Milestone payments

Milestone payments represent a form of variable consideration which are included in the transaction price to the extent that it is highly probable that a significant reversal of accumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the inception of each arrangement that includes milestone payments, we evaluate whether the milestones are considered highly probable of being achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant reversal of cumulative revenue would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgement involved in determining whether it is highly probable that a significant reversal of cumulative revenue would not occur. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjust our estimate of the overall transaction price.

Certain milestone payments were allocated to the single performance obligation in the Janssen Agreement to deliver the license of intellectual property, including a technology transfer service. We recognized license revenue of $50.0 million for the milestones included in the initial transaction price in 2018, the year in which the performance obligation was satisfied and it was highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract would not occur. The $50.0 million milestone fees were fully received by us in 2019.

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones and an additional $645 million consisting of $435 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property, including a technology transfer service, that was satisfied in 2018. We will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price.

For a description of the upfront and milestone payments Janssen has made to us under the Janssen Agreement and potential future milestone payments Janssen may make to us under the Agreement, see “Item 4. Information on the Company—B. Business Overview—Collaboration and License Agreement with Janssen Biotech, Inc.”
Licenses of intellectual property
In assessing whether a license is distinct from the other promises, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the counterparty can benefit from a license for its intended purpose without the receipt of the remaining promise(s) by considering whether the value of the license is dependent on the unsatisfied promise(s), whether there are other vendors that could provide the remaining promise(s), and whether it is separately identifiable from the remaining promise(s). We evaluate the nature of a promise to grant a license in order to determine whether the promise is satisfied over time or at a point in time. We evaluated that the license is a single performance obligation in the Janssen Agreement, including a technology transfer service, which represent a right to use our license as it exists at the point in time that the license is granted. Revenue from licenses is recognized when the control of the right to use of the license is transferred to the customer.
Research and development costs

All research costs are charged to the statement of profit or loss and other comprehensive income as incurred.

Expenditures incurred on projects to develop new product candidates is capitalized and deferred only when we can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product candidate development expenditure which does not meet these criteria is expensed when incurred.
Share-Based Compensation
We operate a share option scheme and a RSU scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of our operations. Our employees and directors can receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments, or equity-settled transactions.
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by an using a binomial model, and the fair value of each RSU is determined by reference to market price of our shares at the respective grant date. See note 26 and note 27 to our consolidated financial statements in this Annual Report for further details.
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
Service performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of our best estimate of the number of equity instruments that will ultimately vest. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

The following table lists the inputs to the model used:

	Year Ended December 31,
	2022	2021
Expected life of options (years)	10	10
Expected volatility	73.0% - 87.1%	73.2%-76.4%
Risk-free interest rate	0.52% - 3.11%	0.03%-1.72%
Dividend yield	0%	0%
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
We estimate the fair value of each stock option grant using the binomial option-pricing model, which uses as inputs the fair value of our ordinary shares, exercise price of our stock options, expected volatility of our ordinary shares based on historical volatility of comparable companies, the expected terms of our stock options, the risk-free interest rate for a period that approximates the expected term of our stock options, the post-vesting forfeit rate and our expected dividend yield.
Issued But Not Yet Effective International Financial Reporting Standards
See note 2.3 to our consolidated financial statements in this Annual Report for a description of recent accounting pronouncements applicable to our consolidated financial statements.
B.Liquidity and Capital Resources
Sources of Liquidity
Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical and clinical development of our research programs and product candidates. We expect that our research and development and general and administrative expenses will increase in connection with conducting additional clinical trials and preclinical studies for our current and future research programs and product candidates, contracting with contract manufacturing organizations (“CMOs”) to support clinical trials and preclinical studies, expanding our intellectual property portfolio, and providing general and administrative support for our operations. As a result, we will need additional capital to fund our operations, which we may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources.
With the exception of our first product, CARVYKTI, which was approved by the FDA on February 28, 2022 for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, we do not currently have any approved products and we have not generated any revenue from product sales for other products. From inception through December 31, 2022, we have funded our operations primarily with:
•$3.9 million in capital contributions from Genscript;
•$160.5 million in gross proceeds from the sale of our Series A Preference Shares;
•$650 million in upfront and milestone payments from Janssen under our collaboration and license agreement;
•$450.1 million in net proceeds from our U.S. initial public offering and an additional concurrent $12 million private placement with Genscript;
•$300 million in net proceeds from our private placement to an investor and related warrant issuance in May 2021;
•$323.4 million in net proceeds from our public offering of ADSs that closed in December 2021
•$250 million in advances from Janssen under our the Janssen Agreement; and
•$377.6 million in net proceeds from our public offering of ADSs that closed in July 2022.

As of December 31, 2022, the Company had approximately $787.3 million of cash and cash equivalents, approximately $54.0 million of time deposits, approximately $185.6 million of financial assets measured at fair value through profit or loss and accumulated losses of $966.4 million.
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
Cash Flows
The following table shows a summary of our cash flows:

	Year Ended December 31,
	2022	2021	2020
	(in thousands)
Net cash used in operating activities	(201,281)	(198,465)	(223,005)
Net cash used in investing activities	(77,092)	(194,983)	(24,169)
Net cash provided by financing activities	377,976	626,663	618,879
Net increase in cash and cash equivalents	99,603	233,215	371,705
Operating Activities
Net cash used in operating activities for the year ended December 31, 2022 was $201.3 million, primarily as a result of net loss before tax of $445.7 million after adjusting for non-cash items, changes in operating assets and liabilities, and cash items. Non-cash items mainly include $8.2 million of finance income, $10.8 million of finance cost, $10.2 million of depreciation expense of property, plant and equipment, $2.5 million of amortization expense of intangible assets, $5.7 million of depreciation of right-of-use assets, $20.9 million of fair value gain of warrant liability, $9.2 million of foreign exchange loss and $34.3 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $50.3 million primarily resulted from receipt of two milestone payments, increase in prepayment, other receivable and other assets of $50.6 million, decrease in other non-current assets of $3.7 million, increase in collaboration inventories of $8.6 million, increase in deferred government grant of $6.2 million, increase in trade payables of $25.9 million, increase in other payables and accruals of $165.9 million and an increase of $(0.2) million in other non-current liabilities. Cash items primarily include finance income received of $5.6 million and income tax received of $3.7 million, which is a refund of prior year's income tax return previously paid.
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

Investing Activities
Net cash used in investing activities for the year ended December 31, 2022 was $77.1 million, consisting primarily of purchases of property, plant and equipment of $20.9 million, purchase of intangible assets of $1.3 million, prepayment to collaborator for collaboration assets of $14.8 million, net purchase of financial assets at fair value through profit and loss of $185.0 million, partially offset by a decrease in time deposits of $113.6 million, redemption of financial asset measured at amortized cost of $30.0 million and cash receipt of investment income of $1.3 million.
Net cash used in investing activities for the year ended December 31, 2021 was $195.0 million, consisting primarily of purchases of property, plant and equipment of $42.2 million, purchase of intangible assets of $3.2 million, prepayment to collaborator for collaboration assets of $1.7 million, purchase of financial assets measured at amortized cost of $29.8 million and purchases of time deposits of $298.1 million, partially offset by a decrease in time deposits of $180.0 million.

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
Financing Activities
Net cash provided by financing activities for the year ended December 31, 2022 was $378.0 million, consisting primarily of net proceeds from issuance of ordinary shares for follow-on public offering of $377.6 million in July, proceeds from exercise of share option of $2.9 million, partially offset by principal portion of lease payments of $2.6 million.
Net cash provided by financing activities for the year ended December 31, 2021 was $626.7 million, consisting primarily of net proceeds from issuance of ordinary shares for follow-on public offering of $323.4 million in December, issuance of ordinary shares and warrant to an institutional investor of $300.0 million in May and proceeds from exercise of share option of $4.6 million, partially offset by principal portion of lease payments of $1.4 million.

Net cash provided by financing activities in the year ended December 31, 2020 was $618.9 million, consisting primarily of proceeds of $150.5 million and $10.0 million from sale of Series A Preference Shares in March and April 2020, respectively, issuance of ordinary shares for private placement by GenScript of $12.0 million, net proceeds of $450.1 million from our U.S. initial public offering and exercise of share option proceeds of $1.5 million, partially offset by lease payments of $2.6 million and convertible redeemable preferred shares payments of $2.5 million.
Capital Expenditure
Our capital expenditures for the years ended December 31, 2022, 2021 and 2020 amounted to $70.3 million, $44.5 million and $50.0 million, respectively. These expenditures primarily consisted of property, plant, equipment and collaboration assets.
As of December 31, 2022 and 2021, we had commitments for capital expenditures of approximately $26.6 million and $25.9 million, respectively, primarily for contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. We anticipate our capital expenditure in 2023 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in the United States and China, where our principal research and development facilities are currently located.
Funding Requirements
The following table sets forth our contractual obligations and commitments as of December 31, 2022:

	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease obligations	$3,994	$5,928	$5,003	$12,303	$27,228
Capital commitment	$16,745	$5,961	—	—	$22,706
Total	$20,739	$11,889	$5,003	$12,303	$49,934

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

We also enter into cancelable contracts in the normal course of business with contract research organizations (“CROs”) for clinical trials, preclinical studies, manufacturing and other services and products for operating purposes.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, following FDA’s approval of CARVYKTI, we expect to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution to the extent that such sales, marketing, manufacturing and distribution are not the responsibility of potential collaborators. For example, in addition to investing in our own facilities, we expect to supplement our manufacturing capabilities and infrastructure by entering into agreements with one or more CMOs. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

Although consequences of the macroeconomic conditions, including the COVID-19 pandemic and inflation, and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including:
•the scope, progress, results and costs of product discovery, preclinical studies and clinical trials;
•the scope, prioritization and number of our research and development programs;
•the costs, timing and outcome of regulatory review of our product candidates;
•our ability to establish and maintain collaborations on favorable terms, if at all;
•the achievement of milestones or occurrence of other developments that trigger payments under the Janssen Agreement and any other collaboration agreements we enter into;
•the extent to which we are obligated to reimburse, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;
•the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims;
•the extent to which we acquire or in-license other product candidates and technologies;
•the costs of securing manufacturing arrangements for commercial production; and
•the costs of establishing or contracting for sales and marketing capabilities if we obtain regulatory approvals to market our product candidates.
In addition to cilta-cel, we have a broad portfolio of earlier-stage product candidates. Identifying potential product candidates and conducting preclinical studies and clinical trials is a time- consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales for such product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.
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

Under the Janssen Agreement, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. Outstanding advances accrue interest at the London Interbank Offered Rate (LIBOR) published by the Wall Street Journal plus 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with a change in control of our company or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of December 31, 2022, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $10.9 million, respectively. With the cessation of the use of LIBOR in the financial services industry, we are commencing discussions with Janssen about amending the Janssen Agreement to adopt a new method for calculating interest.
C.Research and Development, Patents and Licenses, etc
Full details of our research and development activities and expenditures and patents and licenses are given in the “Item 4.B.— Information on the Company—Business Overview” and “Item 5— Operating and Financial Review and Prospects” sections of this Annual Report above.
D.Trend Information
Other than as described elsewhere in this Annual Report, including under Item 5.A—Operating Results” and “Item 5.B. —Liquidity and Capital Resources,” we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operation results or financial condition.
E.Critical Accounting Estimates
See notes 2 and 3 to our consolidated financial statements elsewhere in this Annual Report for a description of our significant accounting policies, including significant accounting judgements and estimates.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information relating to our current directors and executive officers as of March 1, 2023:

Name	Age	Position
Executive Officers
Ying Huang, Ph.D.	50	Chief Executive Officer and Director
Lori Macomber, CPA	52	Chief Financial Officer
Non-Employee Directors
Fangliang Zhang, Ph.D.	58	Chairman of the Board of Directors
Ye (Sally) Wang, M.S.	54	Director
Li Zhu Ph.D.	73	Director
Darren Xiaohui Ji, M.D., Ph.D.	61	Independent Director
Corazon D. Sanders Ph.D.	66	Independent Director
Yau Wai Man Philip, CPA	47	Independent Director
Patrick Casey, Ph.D.	67	Independent Director
Li Mao, MD	66	Independent Director
Tomas Heyman	67	Independent Director
Executive Officers

Ying Huang, Ph.D., has served as our chief executive officer since September 2020 and previously served as our chief financial officer from July 2019 until May 2022. Dr. Huang has also been a director of Quanta Therapeutics, Inc., a privately-held company, since February 2022. Prior to joining us, Dr. Huang was a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc. from August 2014 to July 2019, where he led a team of analysts covering more than 30 biotechnology companies including Amgen, Gilead, Celgene, Biogen and others that encompass a wide range of therapeutic areas. Dr. Huang has been a biotechnology analyst since 2007 and previously worked at Wells Fargo (formerly Wachovia), Credit Suisse, Gleacher and Barclays before joining BofA Securities, Inc. Prior to his Wall Street career, Dr. Huang was a Principal Scientist at Schering-Plough (now Merck & Co.) in the Department of Chemical Research focusing on small molecule drug discovery in the therapeutic areas of cardiovascular and central nervous system. He is also the co-author of multiple patents and peer-reviewed publications. Dr. Huang holds a Ph.D. in Bio-organic Chemistry from Columbia University. Dr. Huang also studied at Columbia Business School and in the Special Class for the Gifted Young at the University of Science and Technology of China. In December 2021, Dr. Huang was appointed to our board of directors as a Class I director.

Lori Macomber, CPA, has served as our chief financial officer since May 2022, in which capacity Ms. Macomber serves as our principal financial officer and principal accounting officer. Ms. Macomber previously served as our vice president, finance from March 2021 to May 2022 and as our vice president of supply chain finance and controller from September 2019 to March 2021. Prior to joining us, Ms. Macomber served as Business Unit Controller at Ametek PDS, a leading supplier of components and systems for the aerospace and defense industries, from March 2018 to September 2019 and as U.S. CFO and Controller of Cello Health from April 2017 until February 2018. Before this Ms. Macomber held various positions, most recently AVP Finance Site Leader, at Eli Lilly & Company where she was employed from May 2010 until April 2017. Ms. Macomber holds a Bachelor of Science in Accounting from Pennsylvania State University and is a Certified Public Accountant.
Non-Employee Directors

Fangliang Zhang, Ph.D., has served as our director and chairman of our board of directors since August 2022. Dr. Zhang has been an executive director of GenScript since December 2022 and, prior that, was a non-executive director of GenScript from May 2022 to December 2022. Prior to that time, he was chairman and an executive director of GenScript from 2015 to 2020. He also serves as the general manager of several companies within the Genscript group. He co-founded the GenScript group in 2002 and has been the director of various group companies prior to GenScript becoming the holding company of the group companies pursuant to the corporate reorganization for GenScript’s initial public offering in 2015. In 2015, Dr. Zhang founded the Company as a subsidiary of GenScript, expanding GenScript’s business goal to research, manufacture and commercialize a broad range of immunotherapy treatments. Dr. Zhang served as Chairman of our board of directors from 2015 to November 2020 and served as our Chief Executive Officer from August 2020 to September 2020. In 2018, Dr. Zhang was awarded Person of the Year at the China Healthcare Summit in recognition of his contribution to and significant impact on the healthcare field. Before founding GenScript, Dr. Zhang worked as a Principal Scientist at Schering-Plough from 1995 to 2002 where he received its Presidential Award. Dr. Zhang holds a Ph.D. in biochemistry from Duke University, a Master’s degree from Nanjing University and a Bachelor’s degree from Chengdu Institute of Geology.

Ye (Sally) Wang, M.S., has served as our director since May 2015 and from November 2020 to August 2022 was the chairwoman of our board of directors. Ms. Wang served as the Chief Operating Officer of Genscript from April 2014 to November 2017, has served on Genscript’s board of directors since 2009 and has served as Genscript’s President since December 2017, responsible for Genscript’s strategies and overall operational management. She co-founded the Genscript group in 2002 and has taken various managerial positions in Genscript Corporation before Genscript became the holding company of the Genscript group of companies. Prior to joining Genscript, she worked as an Environmental Monitoring Engineer at Shenzhen Futian Environment Protection Surveillance Station. Ms. Wang is a Partner for Nanjing Genbest Enterprise Management Center and is a Trustee and President of Ren-Shiu Foundation, Inc. Ms. Wang holds an M.S. degree from Wuhan University, a Master’s degree in Computer Sciences from the University of Bridgeport and an Executive M.B.A degree from the China Europe International Business School.

Li Zhu, Ph.D., has served as our director since November 2020. Dr. Zhu is the Chief Strategy Officer for Genscript since November 2020. Previously, Dr. Zhu was the Vice President of Strategy of Genscript from 2010 to February 2017, served as Chief Strategy Officer of Genscript from February 2017 to July 2019 and served as a consultant for Genscript from July 2019 to November 2020. Before joining Genscript, Dr. Zhu worked at Clontech Laboratories, Inc. as a Director of Molecular Biology from 1990 to 2000. Dr. Zhu founded Genetastix Corporation, Inc., a biotech company focused on yeast-based antibody discovery, and served as President and Chief Executive Officer from 2000 to 2005. Dr. Zhu then worked at biotech companies in China, serving as Vice President of Research at Cathay Biotech, Inc. from 2006 to 2008, and as vice president of HUYA Biomedical Technology (Shanghai) Co., Limited from 2009 to 2009. Dr. Zhu has served as a director of Genscript since November 2020. Dr. Zhu holds a B.S. in biology from the East China Normal University and a Ph.D. in molecular biology and immunology from Stanford University.
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

Corazon (Corsee) Sanders, Ph.D., has served as our director since May 2020. Dr. Sanders has been a member of the board of directors of Molecular Templates, Inc. since December 2019, of AltruBio Inc. (f/k/a AbGenomics Holdings Inc.) since March 2020, of Beigene, Ltd since August 2020, and of Ultragenyx Pharmaceuticals, Inc. since June 2021. Dr. Sanders previously served as a Strategic Advisor to the Office of the Celgene Chief Medical Officer from March 2018 to November 2019. Prior to that, Dr. Sanders was a Member of the Juno Therapeutics Executive Committee as Executive Vice President of Development Operations, with responsibilities for strategic operations, quantitative sciences, biosample and clinical operations from January 2017 to March 2018. Dr. Sanders was a Member of the Genentech/Roche Late Stage Portfolio Committee from 2009 to 2017, and Global Head of the Genentech/Roche Late Stage Clinical Operations from 2012 to 2017. Dr. Sanders also served on the Board of Trustees of the Fred Hutchinson Cancer Research Center and has been the co-chair of the board of Advisors of the newly created Fred Hutchinson Research Center since 2022. Dr. Sanders holds a B.S. and M.S. in statistics, graduating Magna Cum Laude from the University of the Philippines, and an M.A. and Ph.D. in statistics from the Wharton Doctoral Program at the University of Pennsylvania.

Yau Wai Man Philip, CPA, has served as our director since May 2020. Mr. Yau has been the chief financial officer of C. & J. Clarks International Limited since October 2021. Prior to that, he was the non-executive vice chairman of

AMTD Group, at which he led strategy development, corporate finance and investment functions from 2016 to December 2019. From 2011 to March 2016, he worked at Ernst & Young China Practice as a partner, risk advisory China South market leader, serving clients in Greater China, where he advised on finance, management, and business issues. From 2006 to 2011, he worked at Protiviti Shanghai Co., Ltd. as a managing director and Shenzhen office leader, where he was primarily responsible for overall management of the company. From 1997 to 2006, he worked at PricewaterhouseCoopers and Arthur Andersen & Co., his most recent position being senior manager in the risk consulting practice. Mr. Yau served as a director of China General Education Group Limited, an education services company, from June 2021 until April 2022. Mr. Yau is a certified public accountant in the United States, a fellow member of the Hong Kong Institute of Certified Public Accountants, and a certified internal auditor with the Institute of Internal Auditors. Mr. Yau holds a B.A. in accounting from the Lundquist College of Business of University of Oregon in the United States and an Executive M.B.A. from a joint school program by Kellogg School of Management, Northwestern University and the Hong Kong University of Science and Technology.
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

Li Mao, M.D., has served as our director since August 2022. Dr. Mao currently serves as Chief Medical Officer for SciClone Pharmaceuticals, Inc., a position he has held since June 2022. Prior to that, Dr. Mao served as Chief Medical Officer of Sino Biopharmaceutical Co., Ltd. from May 2021 to June 2022, Chief Executive Officer of Livzon Bio from March 2021 to April 2021 and Chief Executive Officer of Xcovery Holdings, Inc. from November 2018 to March 2021. Dr. Mao also served as Senior Vice President and Chief Medical Officer of Betta Pharmaceuticals Co., Ltd. from March 2018 to March 2021 and Vice President at Johnson & Johnson from June 2016 to February 2018. In addition, he served as a Professor at the MD Anderson Cancer Center from 2004 to March 2009 and a Professor at the University of Maryland, Baltimore from March 2009 to June 2016. Dr. Mao also served as a member of the board of directors of Betta Pharmaceuticals Co., Ltd, which is publicly listed on the Shenzhen Stock Exchange, from April 2018 to March 2021. Dr. Mao holds a Medical Doctor’s degree from Nanjing Medical University. Dr. Mao also completed a postdoctoral fellowship in cancer genetics at The John Hopkins University School of Medicine.

Tomas J. Heyman, has served as our director since August 2022. Mr. Heyman previously served as the President of Johnson & Johnson’s Corporate Venture Capital Group, the venture capital arm of Johnson & Johnson, a Global Healthcare Company from 2015 to September 2019 and as the Global Head of Business Development for Johnson & Johnson’s Pharmaceutical Group from 1992 to 2015. In addition, Mr. Heyman previously served as Chief Executive Officer of Janssen Pharmaceutica N.V., a pharmaceutical company, from 2008 to 2016. Mr. Heyman has served as a director of OptiNose, Inc., a specialty pharmaceutical company, since December 2020, a director of Akero Therapeutics, Inc., a biotechnology company, since June 2020, a director of Invivyd Inc. (formerly known as Adagio Therapeutics Inc.), a biopharmaceutical company, since June 2021, and Xilio Therapeutics, Inc., a biotechnology company, since September 2022. Mr. Heyman graduated as Master of Law from the K.U. Leuven in Belgium. He continued with post-graduate studies in International Law in Geneva, Switzerland, and post-graduate studies in business management at the University of Antwerp in Belgium.
Family Relationships
There are no family relationships among any of our executive officers or directors.
B.Compensation
Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of $2,144,854.82 in cash and benefits to our executive officers and non-employee directors. During the year ended December 31, 2022, we paid our non-employee directors $362,500. For the year ended December 31, 2022, Mr. Tomas Heyman and Dr. Li Mao, our new non-employee directors, each received stock options to purchase 30,000 ordinary shares with an exercise price of $23.27 per ordinary share and an expiration date of August 1, 2032 and restricted share unit awards for 18,656 ordinary shares in connection with their election to our board of directors.

Our board of directors has adopted a non-employee director compensation policy, pursuant to which each of our directors who is not an employee of our company or affiliated with an entity that beneficially owns 5% or more of our outstanding ordinary shares, which is Dr. Ji, Dr. Sanders, Mr. Yau, Dr. Casey, Mr. Heyman and Dr. Mao is eligible to receive compensation for service on our board of directors and committees of our board of directors. Each eligible director receives an annual cash retainer of $75,000 for serving on our board of directors. The Chair of the Audit Committee and the Chair of the Compensation Committee receive an additional $25,000 and $20,000, respectively, each year. All annual cash compensation amounts are payable in equal quarterly installments in advance within the first 30 days of each quarter in which the service will occur.
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

Additionally, on the date of each annual general shareholders meeting, each eligible director who continues to serve as a director following the meeting will be granted a restricted share unit award for a number of ordinary shares equal to $200,000 divided by one half of the closing price of our ADSs on the date of grant. The Chair of the Audit Committee and the Chair of the Compensation Committee each receives an additional restricted share unit award for a number of ordinary shares equal to $70,000 divided by one half of the closing price of our ADSs on the date of grant. The restricted share unit awards granted pursuant to our non-employee director compensation policy will vest one-third on the first anniversary of the date of grant and the remaining shares vest in eight equal quarterly installments thereafter, subject to continued service as a director through the applicable vesting date.

For additional information about share incentive grants to our officers and directors, see Item 6.B. “Directors, Senior Management and Employees — Compensation — Equity Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
Employment Agreements and Indemnification Agreements

We have employment agreements with each of our executive officers and each of our executive officers has executed a form of our standard intellectual property rights assignment, non-competition and confidentiality agreement, with modifications thereto addressed in their respective employment agreements. Each executive officer has also agreed that Dr. Frank Zhang has voting power over any ordinary shares issued pursuant to the exercise of share options under an irrevocable proxy. The material terms of each agreement are described below.

Amended and Restated Employment Agreement with Dr. Ying Huang, Our Chief Executive Officer

Under the terms of the amended and restated employment agreement, Dr. Huang’s annual base salary is $700,000 and Dr. Huang is eligible for a discretionary annual cash bonus with a target of 75% (the “CEO Annual Bonus”) of Dr. Huang’s then-current base salary (the “CEO Target Amount”). In March 2023, our board of directors approved an increase to Dr. Huang’s annual base salary to $715,000, effective as of April 2, 2023. Dr. Huang’s eligibility for the CEO Annual Bonus will be based upon the board of director’s assessment of the attainment of individual and corporate performance goals as determined by the board of directors in its sole discretion.

Pursuant to the terms of the employment agreement, Dr. Huang’s employment is at will and may be terminated at any time by us. If Dr. Huang’s employment is terminated by us without Cause (as defined in the employment agreement) or by Dr. Huang for Good Reason (as defined in the employment agreement) in either case not in connection with a Change in Control (as defined in the employment agreement), then Dr. Huang would be eligible to receive the following severance benefits, less applicable tax withholding (the “CEO Non-CIC Severance Benefits”):

•payment of Dr. Huang’s then-current base salary in accordance with normal payroll procedures for 18 months;

•payment of Dr. Huang’s annual bonus earned for the year prior to the year in which his termination occurs if unpaid as of the date such termination is effective (the “CEO Date of Termination”), calculated based on the attainment of applicable corporate performance metrics and, with respect to individual metrics, the average of Dr.

Huang’s individual performance ratings over the two years prior to such performance year shall apply (the “CEO Prior Year Bonus”);

•pro-rated portion of Dr. Huang’s CEO Target Amount for the year in which the Date of Termination occurs, without regard to whether service or performance metrics or ratings have been established or achieved (whether corporate or individual) (the “CEO Pro Rata Bonus”);

•payment or reimbursement of continued health coverage for Dr. Huang and his dependents under COBRA for up to 18 months (the “CEO COBRA Payments”);

•with respect to existing equity awards at the time of entry into the employment agreement, acceleration of vesting in full;

•with respect to any equity awards that may be granted to Dr. Huang following entry into the employment agreement, that portion of any equity awards held by Dr. Huang that would have vested during the 18-month period following Dr. Huang’s Date of Termination shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable without regard to any performance-based requirements, but only so long as any applicable corporate performance goals are achieved;

•with respect to any equity awards that may be granted to Dr. Huang following entry into the employment agreement, that portion of any equity awards held by Dr. Huang that would have vested during the 18-month period following Dr. Huang’s Date of Termination shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable.
•non-forfeitable without regard to any performance-based requirements, but only so long as any applicable corporate performance goals are achieved;

•the post-termination exercise period attributable to any stock options will extend up to 18 months from Dr. Huang’s Date of Termination; and

•outplacement services with a nationally recognized provider or executive coaching services for a period of 12 months for up to $40,000 in annual fees (the “CEO Coaching Services”).

Under the employment agreement, if Dr. Huang’s employment is terminated by us without Cause or if Dr. Huang resigns for Good Reason, in either case within 3 months before or 18 months following the effective date of a Change in Control, then Dr. Huang would be entitled to the following severance benefits, less applicable tax withholding (the “CEO CIC Severance Benefits,” together with the Non-CIC Severance Benefits, the “CEO Severance Benefits”):

•payment of his then-current base salary in accordance with normal payroll procedures for 24 months;

•payment of the CFO Prior Year Bonus if unpaid as of the Date of Termination;

•the CEO Pro Rata Bonus;

•Payment of two times the CEO Target Amount for the year in which the Date of Termination occurs;

•the CEO COBRA Payments;

•all equity awards held by Dr. Huang shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable as of the Date of Termination without regard to any performance-based requirements;

•if the options are assumed or converted, the post-termination exercise period attributable to any stock option shall be extended up to 18 months from the Date of Termination; and

•the CEO Coaching Services.

Payment of the CEO Severance Benefits is subject to Dr. Huang signing and delivering to us a separation agreement containing a general release of claims in favor of us. Under the employment agreement, if Dr. Huang’s employment is terminated for Cause or Dr. Huang resigns without Good Reason, Dr. Huang will not receive any CEO Severance Benefits.

Amended and Restated Employment Agreement with Ms. Lori Macomber, Our Chief Financial Officer

Under the terms of the amended and restated employment agreement with Ms. Macomber’s annual base salary is $320,000 and Ms. Macomber is eligible for a discretionary annual cash bonus with a target of 35% (the “CFO Annual Bonus”) of her then-current base salary (the “CFO Target Amount”). In March 2023, our board of directors approved an increase to Ms. Macomber’s annual base salary to $400,000, effective as of April 2, 2023, and an increase to the CFO Target Amount to 45% of her then-current base salary. Ms. Macomber’s eligibility for the CFO Annual Bonus will be based upon her performance, business conditions at Legend Biotech, and the terms of any applicable bonus plan and, to the extent required by the Compensation Committee of the board of directors, the achievement of performance targets as established by the board of directors or the Compensation Committee, based on the recommendations of our Chief Executive Officer.

Pursuant to the terms of the employment agreement, Ms. Macomber’s employment is at will and may be terminated at any time by us. If Ms. Macomber’s employment is terminated without Cause (as defined in the employment agreement) or by Ms. Macomber for Good Reason (as defined in the employment agreement) in either case not in connection with a Change in Control (as defined in the employment agreement), then Ms. Macomber would be eligible to receive the following severance benefits, less applicable taxes withholdings (the “CFO Non-CIC Severance Benefits”):

•payment of Ms. Macomber’s then-current base salary in accordance with normal payroll procedures for 12 months;

•payment of Ms. Macomber’s annual bonus earned for the year prior to the year in which her termination occurs if unpaid as of the Date of Termination, calculated based on the attainment of applicable corporate performance metrics and, with respect to individual metrics, the average of Ms. Macomber’s individual performance ratings over the two years prior to such performance year (the “CFO Prior Year Bonus”);

•a pro-rated portion of Ms. Macomber’s Target Amount for the year in which the Date of Termination occurs, without regard to whether service or performance metrics or ratings have been established or achieved (whether corporate or individual) (the “CFO Pro Rata Bonus”);

•payment or reimbursement of continued health coverage for Ms. Macomber and her dependents under COBRA for up to 12 months;

•with respect to existing equity awards at the time of entry into the employment agreement, acceleration of vesting in full;

•with respect to any equity awards that may be granted to Ms. Macomber following entry into the employment agreement, that portion of any equity awards held by Ms. Macomber that would have vested during the 12-month period following Ms. Macomber’s Date of Termination shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable without regard to any performance-based requirements, but only so long as any applicable corporate performance goals are achieved;

•the post-termination exercise period attributable to any stock options will extend to 12 months from Ms. Macomber’s Date of Termination; and

•outplacement services with a nationally recognized provider or executive coaching services for a period of 12 months (the “CFO Coaching Services”).

Under the Employment Agreement, if Ms. Macomber’s employment is terminated by Legend Biotech without Cause or if Ms. Macomber resigns for Good Reason, in either case within 3 months before or 18 months following the effective date of a Change in Control, then Ms. Macomber would be entitled to the following severance benefits, less applicable tax withholding (the “CFO CIC Severance Benefits,” together with the Non-CIC Severance Benefits, the “CFO Severance Benefits”):

•payment of her then-current base salary in accordance with normal payroll procedures for 18 months;

•the CFO Prior Year Bonus if unpaid as of the Date of Termination;

•the CFO Pro Rata Bonus;

•Payment of 1.5 times the CFO Target Amount for the year in which the Date of Termination occurs;

•payment or reimbursement of continued health coverage for Ms. Macomber and her dependents under COBRA for up to 18 months;

•all equity awards held by Ms. Macomber shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable as of the Date of Termination without regard to any performance-based requirements;

•if the options are assumed or converted, the post-termination exercise period attributable to any stock option shall be extended to 18 months from the Date of Termination; and

•the CFO Coaching Services.

Payment of the CFO Severance Benefits is subject to Ms. Macomber signing and delivering to us a separation agreement containing a general release of claims in favor of us. Under the employment agreement, if Ms. Macomber’s employment is terminated for Cause or Ms. Macomber resigns without Good Reason, Ms. Macomber will not receive any CFO Severance Benefits.

Indemnification Agreements

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles of Association provides that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Articles of Association. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
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

As of December 31, 2022, options covering 9,179,778 ordinary shares with a weighted-average exercise price of
$7.14 per share were outstanding, and 3,041,266 ordinary shares remained available for the future option grants.
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
The maximum aggregate number of shares that may be issued pursuant to all awards granted under the RSU Scheme is 11,000,000 shares. As of December 31, 2022, restricted share units covering 3,386,305 ordinary shares were outstanding, and 7,613,695 ordinary shares remained available for future grant under the RSU Scheme.
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
C.Board Practices
Board of Directors

Our board of directors consists of ten directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he or she is interested, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (a) such director has declared the nature of his or her interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he or she knows his or her interest then exists, or in any other case at the first meeting of the board after he or she knows that he or she is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to raise or borrow money, to mortgage or charge its undertaking, property assets (present or future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. In accordance with the Nasdaq listing requirements, as a foreign private issuer, we may rely on home country governance requirements and certain exemptions thereunder rather than relying on the Nasdaq governance requirements. However, our board of directors has undertaken a review of the independence of the directors. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Darren Xiaohui Ji, Corazon D. Sanders, Yau Wai Man Philip, Patrick Casey, Li Mao and Tom Heyman, representing six of our ten directors, are “independent directors” as defined under current rules and regulations of the SEC and Nasdaq. In making such determination, our board of directors considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out their responsibilities.
A company of which more than 50 percent of the voting power is held by a single entity is considered a “controlled company” under the Nasdaq listing rules. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors, or to have fully independent compensation and nominating and corporate governance committees. We are a “controlled company” as defined under the Nasdaq listing rules.
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
Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty to act honestly and in good faith with a view to our best interests. Our directors also have a duty to exercise skills they actually possess and the care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
The functions and powers of our board of directors include, among others:
•conducting and managing the business of our company;
•representing our company in contracts and deals;
•appointing attorneys for our company;

•selecting and removing senior management;
•providing employee benefits and pensions;
•managing our company’s finance and bank accounts;
•evaluating the performance and determining the compensation level of chief executive officer;
•exercising the borrowing powers of our company and mortgaging the property of our company; and
•exercising any other powers conferred by the shareholders meetings or under our amended and restated memorandum and articles of association.
Terms of Directors and Executive Officers

In accordance with our amended and restated memorandum and articles of association, our board of directors is divided into three classes, each of which consists, as nearly as possible, of one-third of the total number of directors constituting our entire board and which serve staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire are elected to serve from the time of election and qualification until the election and qualification of successor directors at the third annual meeting following election, or until the director’s earlier removal, resignation or death. Our directors are divided among the three classes as follows:

•Class I, which consists of Ye Wang, Darren Xiaohui Ji, Ying Huang, and Tomas Heyman, and their term expires at our annual meeting of shareholders in 2024;
•Class II, which consists of Patrick Casey, Yau Wai Man Philip, and Fangliang Zhang and their term expires at our annual meeting of shareholders in 2025; and
•Class III, which consists of Li Zhu, Corazon D. Sanders, and Li Mao and their term expires at our annual meeting of shareholders in 2023.
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

A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, (iv) without special leave of absence from the board of directors, is absent from meetings of the board for three (3) consecutive meetings and the board of directors resolves that his or her office be vacated; (v) is removed from office pursuant to any other provision of the Third Amended and Restated Articles of Association; or (vi) by reason of an order made under any provisions of any law or enactment. Our officers are elected by and serve at the discretion of the board of directors.

Board and Management Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the committees. Each committee’s members and functions are described below. In addition, we have established an executive committee to advise the Chief Executive Officer of the Company on decisions being made with respect to the Company’s business and operations.
Audit Committee
Our audit committee consists of Darren Xiaohui Ji, Corazon D. Sanders and Yau Wai Man Philip. Mr. Yau is the chairperson of our audit committee. Mr. Yau satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Dr. Ji, Dr. Sanders and Mr. Yau satisfies the requirements for an “independent director” within the meaning of Rule 5605(a)(2) of the Nasdaq listing rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:
•selecting the independent auditor;
•pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;
•annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and our company;
•review responsibilities, budget, compensation and staffing of our internal audit function;
•reviewing with the independent auditor any audit problems or difficulties and management’s response;
•reviewing and, if material, approving all related party transactions on an ongoing basis;
•reviewing and discussing the annual audited financial statements with management and the independent auditor;
•reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;
•reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;
•discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;
•reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on our financial statements;
•discussing policies with respect to risk assessment and risk management with management and internal auditors;
•timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by our company, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;
•establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
•such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
•meeting separately, periodically, with management, internal auditors and the independent auditor.
Compensation Committee
Our compensation committee consists of Darren Xiaohui Ji, Corazon D. Sanders and Ye Wang. Dr. Ji is the chairperson of our compensation committee. Each of Dr. Ji and Dr. Sanders satisfies the requirements for an “independent director” within the meaning of Rule 5605(a)(2) of the Nasdaq listing rules.
Our compensation committee is responsible for, among other things:
•reviewing, evaluating and, if necessary, revising our overall compensation policies;
•reviewing and evaluating the performance of our directors and relevant senior officers and determining the compensation of relevant senior officers;
•reviewing and approving our senior officers’ employment agreements with us;
•setting performance targets for relevant senior officers with respect to our incentive compensation plan and equity-based compensation plans;
•administering our equity-based compensation plans in accordance with the terms thereof; and

•such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Ye Wang, Yau Wai Man Philip and Patrick Casey.
Ms. Wang is the chairperson of our nominating and corporate governance committee.
The nominating and corporate governance committee is responsible for, among other things:
•selecting and recommending to our board of directors nominees for election by the shareholders or appointment by the board of directors;
•reviewing annually with our board of directors the current composition of our board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•making recommendations on the frequency and structure of our board of directors meetings and monitoring the functioning of the committees of our board of directors; and
•advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board of directors on all matters of corporate governance and on any remedial action to be taken.

Executive Committee

In August 2022, we formed an executive committee to advise the Chief Executive Officer of the Company on decisions being made with respect to the Company’s business and operations. The executive committee is comprised of Ying Huang, PhD, the Company’s Chief Executive Officer; Lori Macomber, the Company’s Chief Financial Officer; Marc Harrison, the Company’s Vice President and General Counsel; Liz Gosen, the Company’s Senior Vice President of Technical Operations; and Guowei Fang, PhD, the Company’s Chief Scientific Officer and Head of Business Development.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this Annual Report.

Board Diversity Matrix
Total Number of Directors	10
	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	8	0	0

Part II: Number of Directors Who Identify in Any of the Categories Below:
African American or Black	0	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian	2	6	0	0
Hispanic or Latinx	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	0	2	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0
Persons with Disabilities	0

The information regarding the diversity of our board of directors as of March 31, 2022 is available in Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2021.
D.Employees

As of December 31, 2022, we had approximately 1,390 employees, 136 of whom hold Ph.D. and/or M.D. degrees. Of these approximately 1,390 employees, 305 are engaged in research and development activities and the remainder are engaged in business development, finance, information systems, facilities, human resources, administrative support or other business functions. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good.
At each date shown, we had the following number of employees engaged in either administrative or research and development functions, as indicated below.

	As of December 31,
	2022	2021
Function:
General and administrative	175	121
Research and development	305	371
Sales and marketing	57	60
Others	850	519
Total	1,387	1,071
Geography:
United States	739	475
Asia-Pacific	563	582
Europe	85	14
Total	1,387	1,071
E.Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 6.B Directors, Senior Management and Employees—Compensation” and “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders.”

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders

We had 330,134,480 ordinary shares outstanding as of December 31, 2022. Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2022:
•Each of our directors and executive officers;
•All of our directors and executive officers as a group; and
•Each person known to us to beneficially own more than 5% of our ordinary shares.
Except as otherwise indicated, the business addresses of the persons listed in the table is c/o Legend Biotech Corporation, 2101 Cottontail Lane, Somerset, New Jersey, 08873.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of January 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number of ordinary shares beneficially owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Genscript Biotech Corporation (1)	174,497,556	52.9%
AquaPoint L.P(2)	30,320,000	9.2%
FMR LLC(3)	30,283,156	9.2%
Hillhouse Investment Management, Ltd. (4)	20,273,234	6.1%
Executive Officers and Directors:
Ying Huang, Ph.D.(5)	75,316	*
Lori Macomber, M.S.(6)	111,878	*
Fangliang Zhang, Ph.D.(7)	1,067,386	*
Ye (Sally) Wang, M.S. (8)(2)	16	*
Darren Xiaohui Ji, M.D., Ph.D. (9)	31,376	*
Corazon D. Sanders, Ph.D (10)	31,376	*
Yau Wai Man Philip, CPA (11)	31,376	*
Li Zhu, Ph.D	—	*
Patrick Casey, Ph.D (12)	19,960	*
Li Mao, MD	—	*
Tomas Heyman	—	*
All Current Executive Officers and Directors as a Group (11 persons)	1,368,684	*
*Represents beneficial ownership of less than 1% of our total outstanding shares.

1.This information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2022 by GenScript Biotech Corporation reporting its beneficial ownership as of December 31, 2022. The Schedule 13G/A reports that these holdings consist of (i) 169,680,000 ordinary shares held by GenScript before our initial public offering completed in June 2020, (ii) 1,043,478 ordinary shares issued to GenScript in a private placement transaction that closed concurrently with our initial public offering, which was reduced by 725,922 ordinary shares that were distributed by GenScript to its shareholders in connection with our initial public offering to effect an assured entitlement distribution pursuant to the rules of the Hong Kong Stock Exchange and (iii) 2,250,000 American Depositary Shares that were purchased in connection with our follow-on offering completed in December 2021. The address for Genscript is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

2.This information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2022 by AquaPoint L.P. reporting its beneficial ownership as of December 31, 2022. The Schedule 13G/A reports that these holdings consist of 30,320,000 ordinary shares held by AquaPoint L.P. The address for AquaPoint L.P. is Cayman Corporate Centre, 27 Hospital Road, P.O. Box 1748, George Town KY1-1109, Cayman Islands. Pursuant to a judgment (Judgment –FSD 157 of 2021 (DDJ) of the Grand Court of the Cayman Islands (the “Court”), Financial Services Division, 220610 In the Matter of AquaPoint L.P. – Judgment – FSD 157 of 2021 (DDJ) (the “AquaPoint Judgment”), AquaPoint L.P. is in the process of being wound up under the supervision of joint official liquidators appointed by the Court. Accordingly, pending the completion of the liquidation, all voting and dispositive power with respect to the 30,300,000 ordinary shares for which AquaPoint L.P. is the registered owner is held by the joint official liquidators pursuant to the AquaPoint Judgment. The address for AquaPoint L.P. is The R&H Trust Co. Ltd., P.O. Box 897, Windward 1, Regatta Office Park, West Bay Road, Grand Cayman, KY1-1103, Cayman Islands.

3.This information is based solely on a Schedule 13G filed with the SEC on February 9, 2022 by FMR LLC and certain of its subsidiaries and affiliates including FIAM LLC, IA, Fidelity Institutional Asset Management Trust Company BK, Fidelity Management & Research Company LLC * IA, Fidelity management Trust Company BK (together, the “FMR Reporters”) reporting its beneficial ownership as of December 30, 2022. The Schedule 13G reports that the FMR Reporters have sole voting and dispositive power with respect to the 30,283,156 ordinary shares. The address for the FMR Reporters is 245 Summer Street, Boston, Massachusetts 02210. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

4.This information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2022 by Hillhouse Investment Management, Ltd. (“HIM) reporting its beneficial ownership as of December 31, 2022. The Schedule 13G/A reports that these holdings consist of 1,400,000 ordinary shares held by HHLR Advisors, Ltd. and 18,873,234 ordinary shares (including 10,000,000 ordinary shares underlying warrants) held by LGN Holdings Limited (“LGN”). LGN is wholly owned by Hillhouse Investment Management V, Ltd., whose sole shareholder is Hillhouse Fund V, L.P. (“Fund V”). Fund V is managed by HIM. funds managed by HIM. HIM is deemed to be the sole beneficial owner of, and to solely control the voting and investment power of, the Ordinary Shares attributable to the holdings of LGN. HHLR Fund, L.P. (“HHLR”) acts as the sole investment manager of each of the HHLR Fund and YHG Investment, L.P. (“YHG,” together with HIM, LBN, HHLR and the HHLR Fund, the “Hillhouse Reporting Persons”). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Ordinary Shares attributable to the holdings of HHLR Fund and YHG. HHLR and HIM are under common control and share certain policies, personnel and resources. The address for each of the Hillhouse Reporting Persons is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

5.Consists of 5,653 ADSs (the equivalent of 11,306 ordinary shares) directly held by Dr. Huang. Also includes options to acquire 32,005 ADSs (the equivalent of 64,010 ordinary shares) exercisable as of April 1, 2023, over which Dr. Huang has dispositive power but not voting power.

6.Consists of 7,606 ADSs (the equivalent of 15,212 ordinary shares) directly held by Ms. Macomber. Also includes options to acquire 48,333 ADSs (the equivalent of 96,666 ordinary shares) exercisable as of April 1, 2023, over which Ms. Macomber has dispositive power but not voting power.

7.Consists of 1,067,386 ordinary shares as of January 31, 2023 over which Dr. Zhang has voting power pursuant to an irrevocable proxy, which became effective upon the exercise of the stock options pursuant to which such ordinary shares were issued and terminates with respect to any such ordinary shares sold by their registered owner in a public market sale. Dr. Zhang is shareholder of Genscript Biotech Corporation, a publicly traded company on the Hong Kong Stock Exchange, but does not have voting or dispositive power over the ordinary shares held by Genscript Biotech Corporation. Excludes 30,300,000 ordinary shares for which AquaPoint L.P.

is the registered owner (the “AquaPoint Shares”). Pending the completion of AquaPoint L.P.’s liquidation, all voting and dispositive power with respect to the AquaPoint Shares is held by the joint official liquidators pursuant to the AquaPoint Judgment. Upon completion of the liquidation, Dr. Zhang will not beneficially own the AquaPoint Shares. See note 2.

8.Through a family trust, Ms. Wang and her family hold 32.98% of AquaPoint L.P., whose general partner is Genscript Corporation, the largest holder of our majority shareholder, Genscript Biotech Corporation. Ms. Wang does not hold any voting or dispositive power over the AquaPoint Shares. Pending the completion of AquaPoint L.P.’s liquidation, all voting and dispositive power with respect to the AquaPoint Shares is held by the joint official liquidators pursuant to the AquaPoint Judgment. See note 2.

9.Consists of 9,688 ADSs (the equivalent of 19,376 ordinary shares) directly held by Dr. Ji. Also includes options to acquire 6,000 ADSs (the equivalent of 12,000 ordinary shares) exercisable as of April 1, 2023, over which Dr. Ji has dispositive power but not voting power.

10.Consists of 9,688 ADSs (the equivalent of 19,376 ordinary shares) directly held by Dr. Sanders. Also includes options to acquire 6,000 ADSs (the equivalent of 12,000 ordinary shares) exercisable as of April 1, 2023, over which Dr. Sanders has dispositive power but not voting power.

11.Consists of 9,688 ADSs (the equivalent of 19,376 ordinary shares) directly held by Mr. Yau. Also includes options to acquire 6,000 ADSs (the equivalent of 12,000 ordinary shares) exercisable as of April 1, 2023, over which Mr. Yau has dispositive power but not voting power.

12.Consists of 6,845 ADSs (the equivalent of 13,690 ordinary shares) directly held by Dr. Casey. Also includes options to acquire 3,000 ADSs (the equivalent of 6,000 ordinary shares) exercisable as of April 1, 2023, over which Dr. Casey has dispositive power but not voting power.
None of our principal shareholders has voting rights different than our other shareholders.
As of December 31, 2022, we estimate that 130,007,028 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by three holders of record, which represents in the aggregate 39.4% of our outstanding ordinary shares as of December 31, 2022. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B.Related Party Transactions

The following is a description of related party transactions we have entered into or been a participant in since January 1, 2022, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Transactions with our Majority Shareholder Genscript
Genscript is our majority shareholder, owning approximately 52.9% of our outstanding ordinary shares as of December 31, 2022. Below are a summary of the other transactions we are party to with Genscript. As we continue to grow and execute on our business strategy, we anticipate that from time to time we will likely continue to enter into similar and other transactions with Genscript where we can take advantage of the resources and expertise that Genscript can provide. Any future transaction we enter into with Genscript would be evaluated at an arms’ length basis and approved in accordance with our related person transaction policy described below.

Master Products, Services and Related Agreements

Master Products and Services Agreement

On October 1, 2022, Legend Biotech USA Inc. entered into a Master Products and Services Agreement with Genscript USA Inc., a subsidiary of Genscript (the “Master Products and Services Agreement”). All materials and services that we (including any of our subsidiaries) purchase from Genscript (and any of its affiliates, other than Legend Biotech and our subsidiaries) in the ordinary course of business (including any such services or materials that were otherwise purchased pursuant to other agreements between Legend Biotech and Genscript), are within the scope of, and subject to the Master Products and Services Agreement. Such services and materials include (i) services relating to gene synthesis, plasmid preparation, oligo synthesis, peptides, protein expression, reagent antibodies, GMP plasmid and viral vectors, biology discovery and development and other customized services and (ii) materials related to protein detection and cell isolation and activation. The parties may contract for additional products and services under separate statements of work under the Master Products and Services Agreement. During 2022, we accrued expenses of approximately $1.5 million for payments under this agreement. The Master Products and Services Agreement has an initial term of one year and will automatically extend for up to two additional one-year periods unless earlier terminated by either party. Under the agreement, aggregate purchases by Legend Biotech are capped at $7.3 million per calendar year.

Technical Service Agreement for R&D

In January 2020, Legend Nanjing entered into a Technical Service Agreement with Nanjing Genscript Biotechnology Co., Ltd., a subsidiary of Genscript (“Genscript Nanjing”), pursuant to which Genscript performed services related to material preparation for R&D activities, including DNA sequencing, oligo synthesis, gene synthesis, plasmid preparation, and other technical services in molecular biology. This agreement was superseded by the Master Products and Services Agreement on October 1, 2022, after which these services will be performed pursuant to the Master Products and Services Agreement. During 2022, we accrued expenses of approximately $2.6 million for payments under this agreement, prior to the effectiveness of the Master Products and Services Agreement.

Chemistry, Manufacturing, and Control Project

In November 2021, Legend Nanjing entered into a Technical Service Contract with Jiangsu Genscript Probio Biotech Co., Ltd., a subsidiary of Genscript, pursuant to which Genscript performed chemistry, manufacturing and control (CMC) services related to plasmids and lentiviral vectors. This agreement was superseded by the Master Products and Services Agreement on October 1, 2022, after which these services will be performed pursuant to the Master Products and Services Agreement. During 2022, we accrued expenses of approximately $900,000 for payments under this agreement prior to the effectiveness of the Master Products and Services Agreement.

Agreement for International Products Supply and Logistics Services

In February 2022, Legend Nanjing renewed an Annual Purchase Agreement with Genscript USA, Inc., a subsidiary of Genscript (“Genscript USA”), pursuant to which Genscript provided us with reagents, enzymes, kits, mediums, nucleotides, consumables, and commercialized cell, body tissues and serums for R&D activities and related international logistics services for such materials. This agreement was superseded by the Master Products and Services Agreement on October 1, 2022, after which these services will be performed pursuant to the Master Products and Services Agreement. During 2022, we accrued expenses of approximately $500,000 for payments under this agreement prior to the effectiveness of the Master Products and Services Agreement.

Master Services Agreement

In January 2020, Legend Biotech USA Inc. entered into a Master Services Agreement with Genscript USA pursuant to which we purchase reagents and consumables from Genscript, and Genscript performed certain gene sequencing services for us. This agreement was superseded by the Master Products and Services Agreement on October 1, 2022, after which these services are performed pursuant to the Master Products and Services Agreement. During 2022, we accrued expenses of approximately $300,000 for payments under this agreement, prior to the effectiveness of the Master Products and Services Agreement.

Probio Exclusive License Agreement

We entered into the Exclusive License Agreement dated as of August 18, 2021 with Nanjing Probio Biotech Co., Ltd (“Probio”), a related party controlled by Genscript, pursuant to which we granted to Probio and its affiliates an exclusive license under specified patents and related know-how in exchange for Probio’s payment to us of $1.5 million and its agreement to provide, within two years of the date of the agreement, $1.5 million in the form of CDMO services to us. Under this agreement, Probio is responsible for paying us a 10.0% royalty on any revenue generated by Probio as a result of Probio’s sublicense of such specified patents and related know-how to third parties. During 2022, we recognized revenue of approximately $330,000 for royalties pursuant to this agreement.

Government Affairs Service Agreement

In January 2020, Legend Nanjing and entered into a Government Affairs Services Framework Agreement with Genscript Nanjing pursuant to which Genscript performed services relating to the establishment and maintenance of relationships with government agencies and institutions, government grant application, and assistance, advice, and support services with respect to centrally operated government affairs. The agreement has a scheduled expiration date of December 2025. During 2022, we accrued expenses of approximately $1.4 million for payments under this agreement.

Pay-on-behalf-of Services Agreement

In January 2020, Legend Nanjing entered into a Pay-on-behalf-of Agreement with Genscript Nanjing, pursuant to which Legend reimburses Genscript for payments Genscript makes on Legend’s behalf to certain vendors who provide services to both Legend Biotech and Genscript. These services include domestic shipping, engineering maintenance, software licenses (including an enterprise software license from Microsoft), electricity and waste expense, IT services, postal service, HR training, security, cafeteria services and other related services. The agreement has a scheduled expiration date of December 2025. During 2022, we accrued expenses of approximately $1.75 million for payments under this agreement, approximately $525,000 of which was related to the enterprise software license with Microsoft.

IT Service Agreements

Legend Biotech USA Inc., Legend Biotech Ireland Limited and Nanjing Legend Biotech Co., Ltd. were each party to information technology support and application-related support services agreements with a subsidiary of Genscript. During 2022, we accrued expenses of approximately $130,000 for payments under this agreement. Each of these agreements were terminated or otherwise expired between September and December 2022.
Facilities

Piscataway - Legend Biotech USA Inc., as tenant, is party to a lease agreement with Genscript USA Holdings, Inc., effective January 1, 2022, for an approximately 22,000 square foot facility in Piscataway, New Jersey. Under the lease agreement, we have agreed to pay the following amounts to Genscript for rent: for 2022, $35,844 per month; and for 2023, $36,919 per month. In addition, we have agreed to pay Genscript common area maintenance expenses, including allocations for (i) real estate taxes against the building and surrounding area, (ii) casualty and liability insurance, (iii) cleaning, landscaping, snow removal and similar expenses. We have agreed to pay Genscript $18,589.39 per month for the first twelve months of the lease agreement and $19,309.11 per month for the next twelve months of the lease agreement as scheduled payments against common area maintenance expenses. There is an annual reconciliation of these payments against actual common area maintenance expenses, with any additional payment required by Legend Biotech capped at 20% of these scheduled payments. This lease agreement expires on December 31, 2023, subject to our option to extend the lease agreement for one additional term of two years.

Animal Facility Lease and Services Agreements - We are party to an animal facility lease agreement with Genscript Nanjing, under which we lease a 1,000 square meter animal facility in Nanjing, China, at a cost of approximately RMB 51,000 per month ($7,393 per month, based on the conversion rate of RMB 6.90 to $1.00, which was the exchange rate on December 31, 2022) (value-added tax included). The lease expires in June 2025. In addition, we entered into an Animal Technical Service Agreement with Genscript Nanjing during April 2021, which we renewed in January 2022, pursuant to which Genscript Nanjing provides facility operation, animal procurement, quarantine, animal feeding and care, and animal testing compliance services to us. We paid Genscript approximately $1.2 million during 2022 under the Animal Technical Service Agreement, which has a scheduled expiration date of December 31, 2024.
Dublin - In 2018, we entered into a lease agreement with Tango Medic SLU, under which we lease an approximately 8,300 square foot facility in Dublin, Ireland at a cost of approximately 13,000 Euro (€) per month. The term of this lease is from August 2018 to August 2028. Genscript has guaranteed our obligations under this lease.

ROFR and Co-Sale Agreement

In March 2020 and April 2020, we issued and sold an aggregate of 20,591,629 Series A Preference Shares to new investors at a price of $7.792 per share, resulting in aggregate gross proceeds of $160.5 million. In connection with the sale of the Series A Preference Shares, we entered into a Right of First Refusal and Co-Sale Agreement on March 30, 2020 with Genscript, AquaPoint L.P. and the new investors. Under the agreement, Genscript and AquaPoint L.P. granted (i) us a right of first refusal to purchase all or any portion of our ordinary shares that they may propose to transfer, at the same price and on the same terms and conditions as those offered to the prospective transferee and (ii) the new investors a secondary right of first refusal to purchase all or any portion of the shares not purchased by us pursuant to our right of first refusal. In the event that a new investor does not exercise its secondary refusal right, such investor has a right of co-sale to participate in such sale on the same terms and conditions.
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
Employment Agreements and Indemnification Agreements
We have entered employment agreements with each of our executive officers, and have entered into indemnification agreements with each of our executive officers and directors. For more information see “Item 6.B. Directors, Senior Management and Employees— Compensation— Employment Agreements and Indemnification Agreements.”
Policies and Procedures for Related Person Transactions

On May 27, 2020, we adopted a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction, and the extent of the related person’s interest in the transaction.
C.Interests of Experts and Counsel
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
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
B.Significant Changes
Not Applicable.
ITEM 9. THE OFFER AND LISTING
A.Offer and Listing Details
Our ADSs are listed under the symbol “LEGN” for trading on the Nasdaq Global Select Market.
B.Plan of Distribution
Not Applicable.
C.Markets
Our ADSs have been listed under the symbol “LEGN” for trading on the Nasdaq Global Select Market since June 5, 2020.
D.Selling Shareholders
Not Applicable.
E.Dilution
Not Applicable.
F.Expenses of the Issue
Not Applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not Applicable.

B.Memorandum and Articles of Association
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act (As Revised) below and the common law of the Cayman Islands. We incorporate by reference into this Annual Report the description of our Third Amended and Restated Memorandum and Articles of Association contained in our Registration Statement on Form F-1 (File No. 333-238232), as amended, initially filed with the SEC on May 29, 2020. Our shareholders adopted our Third Amended and Restated Memorandum and Articles of Association by a special resolution on May 26, 2020, which became effective upon completion of our initial public offering of ordinary shares represented by our ADSs.
For summaries of material provisions of our amended and restated memorandum and articles of association, and of the Companies Act (As Revised), insofar as they relate to the material terms of our ordinary shares, please refer to Exhibit 2.5 filed with this Annual Report.
C.Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects,” "Item 6. Directors, Senior Management and Employees," “Item 7.B. Related Party Transactions” or elsewhere in this Annual Report.
D.Exchange Controls
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
E.Taxation
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
Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our initial public offering and other fundraising activities in our business. Based on our operating history and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ending December 31, 2022. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, including the current taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending December 31, 2022, and expresses no opinion with regard to our expectations regarding our PFIC status for the current or future taxable years.
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
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund (" QEF") election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Prospective investors should assume that a QEF election will not be available.

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
Information Reporting and Backup Withholding
U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). As described above under “Item 10.E. Additional Information—Taxation—Passive Foreign Investment Company Consequences,” each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than $100,000 for ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting. In addition to these requirements, U.S. holders may be required to annually file FinCEN Report 114 (Report of Foreign Bank and Financial Accounts) with the U.S. Department of Treasury. U.S. holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of the ADSs.
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
F.Dividends and Paying Agents
Not Applicable.
G.Statement by Experts
Not Applicable.
H.Documents on Display
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
We also make available on our website’s investor relations page, free of charge, our annual report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. The address for our investor relations page is www.investors.legendbiotech.com. The information contained on our website is not incorporated by reference in this Annual Report.

With respect to references made in this Annual Report to any contract or other document of Legend Biotech, such references are not necessarily complete and you should refer to the exhibits incorporated by reference to this Annual Report for copies of the actual contract or document.
I.Subsidiary Information
Not Applicable.

J. Annual Report to Security Holders

We intend to submit any annual report provided to security holders in electronic format as an exhibit to a report on Form 6-K.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our cash is held in readily available operating accounts and short to medium term deposits and securities. These securities are principal secured and not adversely impacted by interest rate fluctuations . As a result, a change in market interest rates would not have any significant impact on our cash balance.
Pursuant to our collaboration and license agreement with Janssen, the advances we receive from Janssen accrue interest at the rate of LIBOR plus 2.5%. Accordingly, changes in LIBOR could result in fluctuations in our cash flows. For example, based on the $250.0 million aggregate principal amount of advances outstanding from Janssen as of December 31, 2022, a 0.5% (fifty basis point) per annum increase in LIBOR would result in an additional $1.3 million per year in interest payable by the Company. With the cessation of the use of LIBOR in the financial services industry, we are in discussions with Janssen about amending the Janssen Agreement to adopt a new method for calculating interest.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2022 and 2021.
We also do not believe that we are exposed to any material foreign currency exchange rate risk.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not Applicable.
B.Warrants and Rights

In May 2021, we entered into a subscription agreement with an institutional investor relating to an offering and sale of 20,809,850 ordinary shares in a private placement at a purchase price of $14.41625 per ordinary share, equivalent to a price of $28.8325 per ADS (the “PIPE Offering”), Pursuant to the subscription agreement, we also agreed to issue and sell to an institutional investor, concurrently with the PIPE Offering, a warrant exercisable for up to an aggregate of 10,000,000 ordinary shares. The warrant is exercisable, in whole or in part, at an exercise price of $20 per ordinary share, equivalent to a price of $40 per ADS, it became exercisable on May 19, 2021 and it will remain exercisable until the two-year anniversary of that date. The 10,000,000 ordinary shares issuable upon exercise of the warrant were registered pursuant to our Registration Statement on Form F-3, effective July 13, 2021. As of December 31, 2022, the warrant had not been exercised in whole or part.
C.Other Securities
Not Applicable.
D.American Depositary Shares
JPMorgan Chase Bank, N.A. (" JPMorgan"), as depositary for our ADSs, registers and delivers the ADSs. Each ADS represents an ownership interest in a designated number of shares which we deposit with the custodian, as agent of the depositary. Each ADS represents two ordinary shares. The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.
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
Fees and Payments from the Depositary to Us
Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. We anticipate that the fees shared with us by the depositary, after deduction of applicable U.S. taxes, will be approximately $0.3 million.

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a share dividend or share split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, canceled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.
The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a share dividend or share split declared by us or an exchange of share regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:
•a fee of $0.05 or less per ADS held for any cash distribution made, or for any elective cash/share dividend offered, pursuant to the deposit agreement;
•an aggregate fee of $0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
•a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);
•a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;
•share transfer or other taxes and other governmental charges;
•cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;
•transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and
•fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within JPMorgan Chase Bank, N.A. (the “Bank”), and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.
The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosure” page (or successor page) of www.adr.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.
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
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not Applicable.

B. Not Applicable.

C. Not Applicable.

D. Not Applicable.

E. Not Applicable.

F. Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were ineffective because our internal controls over financial reporting were not adequate due to the material weaknesses described below under “—Management’s Annual Report on Internal Control Over Financial Reporting.” Notwithstanding these material weaknesses, management concluded that the audited financial statements contained in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented in conformity with IFRS.
B.Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer has assessed the effectiveness of internal control over financial reporting as of December 31, 2022. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)” (“2013 framework”), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on that assessment, management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was ineffective due to the material weaknesses described below.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2022, which is included herein. See paragraph (c) of the present Item 15, below.

Material Weaknesses as of December 31, 2022

As previously disclosed, we previously identified a material weakness in our internal control over financial reporting as of December 31, 2021 (the “2021 Material Weakness”). Under the standards established by the PCAOB, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual financial statements will not be prevented or detected on a timely basis. We identified a material weakness relating to the lack of adequate review and monitoring controls over complex arrangements, specifically, its sole collaboration and license agreement. Our remediation initiatives are ongoing and, as such, management has concluded that the material weakness cannot be considered remediated as of December 31, 2022.

In addition, in connection with our audit for the fiscal year ended December 31, 2022, we identified a material weakness (the “2022 Material Weakness”) in internal control related to ineffective information technology general controls (“ITGCs”) in the area of privileged and regular user access and change management over key information technology (“IT”) systems that support our financial reporting processes. As a result, the related process-level IT dependent controls and application controls were also ineffective. The IT Material Weakness did not result in any material misstatements in our financial statements or disclosures, and there were no changes to previously released financial results.

We have devised remediation plans to remediate these material weaknesses, see “Remediation of Material Weakness in Internal Control Over Financial Reporting” below under “—Changes in Internal Control Over Financial Reporting” for further information on the steps we are taking to remediate the material weaknesses. Until the relevant controls have been operating for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively, the material weaknesses described above will continue to exist.
C.Attestation Report of Independent Registered Public Accounting Firm

See report of Ernst & Young LLP, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-4.
D.Changes in Internal Control Over Financial Reporting

Other than as described below, there were no changes in our internal control over financing reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Annual Report that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Remediation of the 2021 Material Weakness in Internal Control Over Financial Reporting

Following the identification of the 2021 Material Weakness described above, and with the oversight of the Audit Committee, management is committed to implementing remediation efforts to address this material weakness. The remediation efforts, summarized below, which are either implemented or in process, are intended to both address the identified material weakness and strengthen our overall financial control environment. In this regard, our initiatives include:

•Implementing additional responsive review and monitoring controls for complex agreements, including the collaboration and license agreement, including additional review by the Chief Financial Officer and other senior finance staff over critical accounting judgments and estimates, reporting, and disclosures;

•Expanding the capabilities of existing financial reporting personnel through specific continuous training and education in the application of IFRS standards, with a focus on complex agreements, including the collaboration and license agreement; and

•Hiring additional financial reporting personnel with appropriate IFRS accounting experiences

To support the execution of this remediation plan, the Company has also engaged additional external resources to aid and supplement the Company’s existing internal resources.

Remediation of the 2022 Material Weakness in Internal Control Over Financial Reporting

Following the identification of the 2022 Material Weakness described above, and with the oversight of the Audit Committee, management is committed to implementing remediation efforts to address this material weakness. The remediation efforts, summarized below, which are either implemented or in process, are intended to both address the identified material weakness and strengthen our overall financial control environment. In this regard, our initiatives include:

•automating manual processes by using a governance, risk and compliance tool that we first deployed during February 2023;

•strengthening our IT compliance oversight by adding additional personnel engaged in that function;

•developing and implementing additional training and awareness programs addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on user access; (iv) strengthening the review process by adding additional reviews; and

•providing regular updates to the Audit Committee of the Board on the remediation measures.

We believe the foregoing efforts, when fully implemented and operational, will effectively remediate the material weaknesses described above and strengthen our internal control over financial reporting. As we continue to evaluate and work to improve our internal control over financial reporting, we may take additional measures to address these control deficiencies or modify the remediation plans described above. We cannot assure you, however, when we will remediate such weaknesses, nor can we be certain of whether additional actions will be required. We expect that the remediation of these material weaknesses will be completed prior to the end of fiscal year 2023.
Action taken as a result of the COVID-19 pandemic:
As a result of the COVID-19 pandemic, we have implemented work-from-home arrangements in accordance with guidance from public health authorities, local shelter-in-place orders, and other governmental restrictions in the United States and certain international locations during the year ended December 31, 2022. We have reviewed our financial reporting process and business continuity plans in order to mitigate the impact to our control environment, operating procedures, and data.
ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Philip Wai Man Yau, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert as defined in Item 16A(b) of Form 20-F.
ITEM 16B. CODE OF ETHICS

We adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws and Nasdaq rules. Our Code of Business Conduct and Ethics is available on our website at https://legendbiotech.com/compliance. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young LLP and Ernst & Young Hua Ming LLP for the periods indicated. We did not pay any other fees to Ernst & Young LLP or Ernst & Young Hua Ming LLP during the periods indicated below.

Ernst & Young LLP has served as our independent auditor since May 2022. Ernst & Young Hua Ming LLP served as our independent auditor from 2020 until May 2022.

	For the Years Ended December 31, US$’000
	2022	2021
Audit Fees[1]	6,990	2,250
Audit-related Fees[2]	58	67
Total	7,048	2,317

1.Audit Fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by Ernst & Young LLP and Ernst & Young Hua Ming LLP, as applicable, for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
2.“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
Audit Committee Pre-approved Policies and Procedures
Currently, all audit services to be provided by our independent registered public accountant, Ernst & Young LLP, must be approved by our audit committee.
During the year ended December 31, 2022, services relating to all non-audit related fees provided to us by Ernst & Young LLP and Ernst & Young Hua Ming LLP, as applicable, were approved by our audit committee in accordance with the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not Applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Not Applicable.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

a.Resignation of independent registered public accounting firm

Ernst & Young Hua Ming LLP (“EYHM”), located in Shanghai, People's Republic of China (“PRC”), has served as the Company’s independent registered public accounting firm since 2020.

On May 3, 2022, following a review process, the audit committee (“Audit Committee”) of the board of directors resolved that EYHM would resign as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting to be filed with the U.S. Securities and Exchange of Commission (“SEC”), effective on June 1, 2022, the date that the Company furnished its financial results for the first quarter of 2022 with the SEC on Form 6-K. Subsequent to the resignation of EYHM, we assessed and concluded that our previously issued financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2021 should no longer be relied upon, and intended to file an amendment to the Annual Report on Form 20-F for the year ended December 31, 2021 to restate our financial statements ("20-F/A"). In relation to the 20-F/A, we re-engaged EYHM. EYHM's audit report as of and for the fiscal years ended December 31, 2021 and 2020 dated March 31, 2022, except for the effects on the consolidated financial statements of the correction of an error as to which the date is February 17, 2023 ("EYHM Audit Report"), was included in our 20-F/A filed with the SEC on February 17, 2023. The EYHM Audit Report also contained a separate paragraph stating, “As discussed in Note 2.2 to the consolidated financial statements, the Company’s December 31, 2021 consolidated financial statements have been restated to correct misstatements”. EYHM also audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and their report dated March 31, 2022, except for the effect of the material weakness, as to which the date is February 17, 2023, expressed an adverse opinion thereon.

During the fiscal years ended December 31, 2021 and 2020, and in the subsequent interim period through February 17, 2023, there was no disagreement (as defined in Item 16F(a)(1)(iv) to Form 20-F and the related instructions thereto) with EYHM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of EYHM, would have caused them to make reference to the subject matter of the disagreements in their reports on the consolidated financial statements for such years, and there have been no “reportable events” (as that term is described in Item 16F(a)(1)(v) of Form 20-F), other than the material weakness in our internal control over financial reporting reported in our 20-F/A.

EYHM addressed a letter to the SEC stating that it concurs with the statements made by the Company with respect to EYHM. A copy of such letter is filed as Exhibit 16.1 to this Annual Report.

b.New independent registered public accounting firm

On May 3, 2022, following the Audit Committee’s review process and its resolution regarding the resignation of EYHM described in part (a) in the Item 16F, the Audit Committee approved the engagement of Ernst & Young LLP (“EY US”), located in the United States, as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting for the fiscal year ending December 31, 2022 and the Company subsequently entered into an engagement letter with EY US.

During the fiscal years ended December 31, 2021 and 2020, and in the subsequent interim period through May 3, 2022, neither the Company, nor any person acting on its behalf, consulted with EY US on any matter regarding: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that EY US concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto), or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).
ITEM 16G. CORPORATE GOVERNANCE

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq listing rules. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

•exemption from filing quarterly reports on Form 10-Q containing unaudited financial and other specified information or current reports on Form 8-K upon the occurrence of specified significant events;

•exemption from Section 16 rules requiring insiders to file public reports of their securities ownership and trading activities and providing for liability for insiders who profit from trades in a short period of time;

•exemption for the Nasdaq listing rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers;

•exemption from the requirement to obtain shareholder approval for certain issuances of securities, including shareholder approval of share option plans;

•exemption from the requirement that our audit committee have review and oversight responsibilities over all “related party transactions,” as defined in Item 7.B. of Form 20-F;

•exemption from the requirement that our board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

In addition, we are a “controlled company” as defined under the Nasdaq listing rules, which is a company of which more than 50 percent of the voting power is held by a single entity. A controlled company is not required to comply with the Nasdaq corporate governance rules requiring a board of directors to have a majority of independent directors, or to have fully independent compensation and nominating and corporate governance committees.

We have relied and will continue to rely on the “controlled company” exemption, and we are not required to, and at times may not, have a majority of independent directors, our compensation committee and our nominating and corporate governance committee will not consist entirely of independent directors and such committees will not be subject to annual performance evaluations; accordingly, our shareholders will not have the same protections afforded to shareholders of companies that are subject to all of the stock exchange rules. Currently, a majority of our directors are independent, but our compensation committee and our nominating and corporate governance committees do not consist entirely of independent directors. The foreign private issuer and controlled company exemptions do not modify the independence requirements for the audit committee.
ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Our auditor for the fiscal years ended December 31, 2021 and 2020 was EYHM, an independent registered public accounting firm. EYHM issued the audit reports included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”) and our subsequent Amendment No. 1 to the 2021 Annual Report and the audit report for the fiscal year ended December 31, 2021 included in this Annual Report. The PCAOB previously identified EYHM as one of the registered accounting firms that the PCAOB was unable to inspect or investigate completely and as a result, the Company was identified a “Commission-Identified Issuer” under the HFCAA on May 4, 2022.

Our Company is not owned in part by any central, provincial or local government of the PRC and no governmental entities in the PRC have a controlling financial interest in the Company. None of the members of our board of directors are officials in the Chinese Communist Party (the “CCP”) and our memorandum and articles of association does not contain any charter of the CCP or any text of such charter. The Public Company Accounting Oversight Board (the “PCAOB”) has determined that it is unable to inspect or investigate completely our independent auditors because of a position taken by an authority in the PRC.

On May 3, 2022, our Audit Committee (i) resolved that EYHM would resign as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting to be filed with the SEC, effective on June 1, 2022 and (ii) approved the engagement of EYUS, located in the United States, as the Company’s independent registered public accounting firm for the audits of the Company’s financial statements and internal control over financial reporting for the fiscal year ended December 31, 2022 included in this Annual Report and the Company subsequently entered into an engagement letter with EYUS. On December 15, 2022, the PCAOB issued a HFCAA Determination Report pursuant to 15 U.S.C. Section 7214(i)(2)(A) and PCAOB Rule 6100, vacating the determinations of the PCAOB that it was unable to inspect or investigate completely registered public accounting firms headquartered in the mainland PRC and Hong Kong because of positions taken by relevant domestic authorities. For further information on the HFCAA, see “Item 3—Key Information—The Holding Foreign Companies Accountable Act” and “Item 16F—Change in Registrant’s Certifying Accountant.”

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements”
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Legend Biotech Corporation and its subsidiaries are included at the end of this Annual Report.
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

2.4***
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act (incorporated herein by reference to Exhibit 2.5 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 31, 2022)

2.5***
Subscription Agreement, dated as of May 13, 2021, by and between LGN Holdings Limited and the Registrant (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-3 (File No. 333-257625), filed with the SEC on July 2, 2021)

2.6***
Warrant to Purchase Ordinary Shares of the Registrant (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-3 (File No. 333-257625), filed with the SEC on July 2, 2021)

4.1***
Collaboration and License Agreement among Legend Biotech USA, Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc., dated December 21, 2017, as amended (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.2***
Form of Indemnification Agreement between the Registrant and each of its executive officers and directors (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.3+***
Amended and Restated Employment Agreement, by and between the Registrant and Ying Huang, effective August 3, 2022 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on August 4, 2022)

4.4+***
Amended and Restated Employment Agreement, by and among the Registrant, Legend Biotech USA Inc., and Lori Macomber, effective September 28, 2022 (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on October 3, 2022)

4.5+***
Share Option Scheme (including proxy form, notice of grant, notice of exercise and share purchase agreement and investment representation statement) (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.5***
Lease Agreement between Legend Biotech USA, Inc. and Genscript USA Holding, Inc., dated February 8, 2018 (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.7+***
2020 Restricted Shares Plan (including form of Restricted Share Unit Award Agreement), as amended August 28, 2020 (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-239478), filed with the SEC on September 4, 2020)

4.7***^
Interim Supply Agreement, dated as of February 28, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 31, 2022)

4.8****	Non-Employee Director Compensation Policy

4.9***^
Amendment No. 1 to Interim Supply Agreement, dated as of July 7, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on July 13, 2022)

4.10***
Amendment No. 2 to Interim Supply Agreement, dated as of October 17, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on November 22, 2022)

4.11***
Amendment No. 3 to Interim Supply Agreement, dated as of November 16, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on November 22, 2022)

4.12*	Amendment No. 1 to Collaboration and License Agreement, dated as of February 26, 2018 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc.

4.13*	Amendment No. 3 to Collaboration and License Agreement, dated December 10, 2018 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc.

4.14*	Amendment No. 5 to Collaboration and License Agreement, dated November 30, 2020 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc.

4.15*^	Amendment No. 6 to Collaboration and License Agreement, dated December 7, 2020 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc.

4.16*^
Amendment No. 7 to Collaboration and License Agreement, dated July 26, 2021 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc. and Janssen Pharmaceutica NV.

4.17*^
Amendment No. 8 to Collaboration and License Agreement, dated November 11, 2021 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc. and Janssen Pharmaceutica NV.

4.18*^
Amendment No. 9 to Collaboration and License Agreement, dated July 7, 2022 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc., and Janssen Pharmaceutica NV.

8.1	List of Principal Subsidiaries of the Registrant

11.1***
Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, an independent registered public accounting firm.

15.2*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm.

15.3**	Submission under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act

16.1*	Letter of Ernst & Young Hua Ming LLP, dated March 30, 2023, regarding change in independent registered public accounting firm.

101*	The following materials from Legend Biotech Corp.’s Report on Form 20.F formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) the Consolidated Statements of Financial Position, (iii) the Consolidated Statements of Changes in Equity, (iv) the Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Filed with this Annual Report on Form 20-F.
** Furnished with this Annual Report on Form 20-F.
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

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Legend Biotech Corporation

/s/ Ying Huang
Name: Ying Huang
Title: Chief Executive Officer

Date: March 30, 2023

LEGEND BIOTECH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Legend Biotech Corporation
Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Legend Biotech Corporation (the Company) as of December 31, 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022, and the results of its operations and its cash flows for the year ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 29, 2023 expressed an adverse opinion thereon.
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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
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

Collaboration and license agreement with Janssen Biotech, Inc.

Description of the matter
As discussed in Note 2 to the consolidated financial statements, the Company entered into a collaboration and license agreement (“collaboration agreement”) with Janssen Biotech, Inc. ("Janssen"). Under the collaboration agreement, the Company granted Janssen a worldwide, co-exclusive (with the Company) license to develop and commercialize cilta-cel. The Company and Janssen share equally revenue, expenses and profits of CARVYKTI in all areas other than the People's Republic of China.
Auditing the Company’s collaboration agreement was challenging because significant judgment was required to apply the authoritative accounting guidance. The Company exercised significant judgment in determining the authoritative guidance applicable to the collaboration agreement, including as it relates to collaboration revenue, collaboration cost of revenue, collaboration inventories, and leases of collaboration assets.

How We Addressed the Matter in Our Audit	Our audit procedures to test the Company’s application of the authoritative guidance to the collaboration agreement included, among others, reading the contractual agreement and amendments, testing for completeness management’s identification of the significant terms and assessing the terms of the agreement and amendments for relevant accounting implications, including the identification of the customer. We also evaluated the appropriateness of management’s selection and application of the authoritative guidance and the determination and consistency of its accounting policies and we compared amounts recorded for consistency with the Company’s accounting policies and underlying documentation.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

Iselin, New Jersey
March 29, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Legend Biotech Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Legend Biotech Corporation’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Legend Biotech Corporation (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified material weaknesses in controls related to the lack of adequate review and monitoring controls over complex arrangements, specifically, the Company’s sole collaboration and license agreement and related to information technology general controls in the area of privileged and regular user access and change management over key information technology systems that support the Company’s financial reporting processes, including the related process-level information technology dependent controls and application controls.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated statement of financial position of the Company as of December 31, 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2022, and the related notes. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated March 29, 2023, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young LLP

Iselin, New Jersey
March 29, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Legend Biotech Corporation
Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Legend Biotech Corporation (the “Company”) as of December 31, 2021, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
Shanghai, the People’s Republic of China

March 31, 2022, except for the effects on the consolidated financial statements of the correction of an error, as to which the date is February 17, 2023

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Notes	2022	2021	2020
		US$’000, except per share data	US$’000, except per share data	US$’000, except per share data
REVENUE	5
License revenue		50,000	65,402	75,000
Collaboration revenue		66,677	—	—
Other revenue		328	3,424	—
Total revenue		117,005	68,826	75,000
Collaboration cost of revenue		(65,363)	—	—
Other income and gains	5	12,049	3,059	6,119
Research and development expenses		(335,648)	(313,346)	(232,160)
Administrative expenses		(80,631)	(46,961)	(23,134)
Selling and distribution expenses		(93,417)	(102,542)	(49,571)
Other expenses		(9,823)	(9,132)	(346)
Fair value gain/(loss) of warrant liability		20,900	(6,200)	—
Fair value loss of convertible redeemable preferred shares		—	—	(79,984)
Finance costs	7	(10,796)	(900)	(4,209)
LOSS BEFORE TAX	6	(445,724)	(407,196)	(308,285)
Income tax (expense)/credit	8	(625)	3,614	41,912
LOSS FOR THE YEAR		(446,349)	(403,582)	(266,373)
Attributable to:
Ordinary equity holders of the parent		(446,349)	(403,582)	(266,373)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9
Basic		(1.40)	(1.43)	(1.13)
Diluted		(1.40)	(1.43)	(1.13)
OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations		9,807	5,215	4,078
Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		9,807	5,215	4,078
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		9,807	5,215	4,078
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(436,542)	(398,367)	(262,295)
Attributable to:
Ordinary equity holders of the parent		(436,542)	(398,367)	(262,295)
The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2022 AND 2021

	Notes	December 31, 2022	December 31, 2021
		US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	10	105,168	102,506
Advance payments for property, plant and equipment		914	2,168
Right-of-use assets	13	55,590	38,283
Time deposits	19	—	4,705
Intangible assets	11	3,409	4,684
Collaboration prepaid leases	13	65,276	12,121
Other non-current assets	12	1,487	5,148
Total non-current assets		231,844	169,615
CURRENT ASSETS
Collaboration inventories	15	10,354	1,749
Trade receivables	16	90	50,410
Prepayments, other receivables and other assets	17	61,755	13,852
Financial assets at fair value through profit or loss	34	185,603	—
Financial assets measured at amortized cost	18	—	29,937
Pledged deposits	19	1,270	1,444
Time deposits	19	54,016	163,520
Cash and cash equivalents	19	786,031	688,938
Total current assets		1,099,119	949,850
Total assets		1,330,963	1,119,465
CURRENT LIABILITIES
Trade payables	20	32,893	7,043
Other payables and accruals	21	184,109	123,558
Government grants	24	451	304
Lease liabilities	13	3,563	911
Tax payable		9,772	9,488
Warrant liability	23	67,000	87,900
Total current liabilities		297,788	229,204
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	25	260,932	120,462
Lease liabilities long term	13	20,039	1,593
Government grants	24	7,659	1,866
Other non-current liabilities		233	396
Total non-current liabilities		288,863	124,317
Total liabilities		586,651	353,521
EQUITY
Share capital	26	33	31
Reserves	29	744,279	765,913
Total ordinary shareholders’ equity		744,312	765,944
Total equity		744,312	765,944
Total liabilities and equity		1,330,963	1,119,465
The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
	Share capital	Share premium*		Share-based compensation reserves*		Foreign currency translation reserve*		Retained earnings/ (accumulated losses)*		Total equity
	US$‘000	US$‘000		US$‘000		US$‘000		US$‘000		US$‘000
As at January 1, 2020	20	3,908		1,976	*	(4,429)		149,848		151,323
Loss for the year	—	—		—		—		(266,373)		(266,373)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		4,078		—		4,078
Total comprehensive loss for the year	—	—		—		4,078		(266,373)		(262,295)
Conversion of convertible redeemable preferred shares to ordinary shares	2	240,432		—		—		—		240,434
Issuance of ordinary shares for initial public offering, net of issuance costs	4	450,081		—		—		—		450,085
Issuance of ordinary shares relating to private placement by GenScript	—	12,000		—		—		—		12,000
Exercise of share options	1	1,885		(422)		—		—		1,464
Equity-settled share-based compensation expense	—	—		4,760		—		—		4,760
As at December 31, 2020	27	708,306	*	6,314	*	(351)	*	(116,525)	*	597,771
Loss for the year	—	—		—		—		(403,582)		(403,582)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		5,215		—		5,215
Total comprehensive loss for the year	—	—		—		5,215		(403,582)		(398,367)
Issuance of ordinary shares relating to private placement for an institutional investor	2	218,298		—		—		—		218,300
Issuance of ordinary shares for follow-on public offering, net of issuance costs	2	323,438		—		—		—		323,440
Exercise of share options		6,089		(1,447)		—		—		4,642
Reclassification of vested restricted share units		5,323		(5,323)		—		—		—
Equity-settled share-based compensation expense				20,158		—		—		20,158
As at December 31, 2021	31	1,261,454	*	19,702	*	4,864	*	(520,107)	*	765,944
Loss for the year	—	—		—		—		(446,349)		(446,349)
Other comprehensive loss:										—
Exchange differences on translation of foreign operations	—	—		—		9,807		—		9,807
Total comprehensive loss for the year	—	—		—		9,807		(446,349)		(436,542)
Issuance of ordinary shares for follow-on public offering, net of issuance costs	2	377,641		—		—		—		377,643
Exercise of share options	—	4,070		(1,141)		—		—		2,929
Reclassification of vested restricted share units	—	13,850		(13,850)		—		—		—
Equity-settled share-based compensation expense	—	—		34,338		—		—		34,338
As at December 31, 2022	33	1,657,015	*	39,049	*	14,671	*	(966,456)	*	744,312

*These reserve accounts comprise the consolidated reserves of US$744.3 million, US$765.9 million and US$597.7 million in the consolidated statements of financial position as at December 31, 2022, 2021 and 2020, respectively

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Notes	2022	2021	2020
		US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(445,724)	(407,196)	(308,285)
Adjustments for:
Finance income	5	(8,182)	(971)	(2,930)
Finance costs	7	10,796	900	4,209
Depreciation of property, plant and equipment	10	10,173	8,139	6,234
Loss on disposal of property, plant and equipment	6	481	974	55
Amortization of intangible assets	11	2,476	1,379	192
Depreciation of right-of-use assets	13	5,743	4,399	3,507
Fair value (gain)/ loss of warrant liability	23	(20,900)	6,200	—
Fair value loss of convertible redeemable preferred shares		—	—	79,984
Fair value gains on financial assets measured at fair value change through profit or loss	5	(593)	—	(47)
Foreign currency exchange loss/(gain), net		9,159	4,867	(66)
Equity-settled share-based compensation expense		34,338	20,158	4,760
Deferred government grant	24	(307)	(295)	(114)
		(402,540)	(361,446)	(212,501)
Decrease/(increase) in trade receivables		50,320	24,590	(45,000)
(Increase)/decrease in prepayments, other receivables and other assets		(50,614)	(2,966)	3,366
Decrease/(increase) in other non-current assets		3,661	(1,175)	(3,973)
(Increase)/decrease in collaboration inventories		(8,605)	51	(643)
Government grant received	24	6,180	80	2,452
Increase/(decrease) in trade payables		25,850	1,805	(4,348)
Increase in other payables and accruals		165,883	140,747	26,932
Increase/(decrease) in other non-current liabilities		(163)	(158)	554
Increase in pledged deposits, net		(15)	(1,060)	(128)
Cash used in operations		(210,043)	(199,532)	(233,289)
Income tax paid		—	—	(278)
Interest income received		5,580	652	3,366
Income tax received		3,709	557	7,391
Interest on lease payments		(527)	(142)	(195)
Net cash used in operating activities		(201,281)	(198,465)	(223,005)
The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Note	2022	2021	2020
		US$’000	US$’000	US$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(20,927)	(42,197)	(26,254)
Purchase of intangible assets		(1,348)	(3,207)	(4,029)
Prepayment to collaborator for collaboration assets		(14,810)	(1,708)	(19,493)
Purchase of financial assets measured at fair value through profit or loss		(285,000)	(50,000)	(22,682)
Cash received from withdrawal of financial assets measured at fair value through profit or loss		99,990	50,081	22,682
Cash received from withdrawal of financial assets measured at amortized cost		30,000	—	—
Cash receipts of investment income		1,252	—	47
Proceeds from disposal of property, plant and equipment		—	4	1
Addition in time deposits		(369,971)	(298,107)	(50,000)
Decrease in time deposits		483,617	180,000	75,559
Decrease in pledged deposits		105	—	—
Purchase of financial assets measured at amortized cost		—	(29,849)	—
Net cash used in investing activities		(77,092)	(194,983)	(24,169)
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of cash advances from related parties	32	—	—	(4)
Proceeds from convertible redeemable preferred shares		—	—	160,450
Proceeds from issuance of ordinary shares for initial public offering, net of issuance costs		—	—	450,085
Proceeds from issuance of ordinary shares relating to private placement by GenScript		—	—	12,000
Proceeds from issuance of ordinary shares for follow on public offering, net of issuance costs		377,643	323,440	—
Proceeds from issuance of ordinary shares and warrant relating to private placement for an institutional investor		—	300,000	—
Proceeds from exercise of share options		2,929	4,642	1,464
Payments of expenses for issuance of convertible redeemable preferred shares		—	—	(2,514)
Principal portion of lease payments		(2,596)	(1,419)	(2,602)
Net cash provided by financing activities		377,976	626,663	618,879

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

	Note	2022	2021	2020
		US$’000	US$’000	US$’000
NET INCREASE IN CASH AND CASH EQUIVALENTS		99,603	233,215	371,705
Effect of foreign exchange rate changes, net		(2,510)	34	620
Cash and cash equivalents at beginning of year	19	688,938	455,689	83,364
CASH AND CASH EQUIVALENTS AT END OF YEAR	19	786,031	688,938	455,689
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		841,317	858,607	506,073
Less: Pledged deposits		1,270	1,444	384
Time deposits		54,016	168,225	50,000
Cash and cash equivalents as stated in the statement of financial position	19	786,031	688,938	455,689
Cash and cash equivalents as stated in the statement of cash flows		786,031	688,938	455,689
The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020
1. CORPORATE INFORMATION
Legend Biotech Corporation was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Law of the Cayman Islands. The registered office address of the Company is PO Box 10240, Harbour Place, 103 South Church Street, George Town, Grant Cayman KY1-1002, Cayman Islands.

Legend Biotech Corporation is an investment holding company. The Company’s subsidiaries are principally engaged in the discovery, and development, manufacturing and commercialization of novel cell therapies for oncology and other indications.
In the opinion of the Company's Board of Directors, the ultimate holding company of Legend Biotech Corporation, a Cayman Islands corporation is Genscript Corporation (“Genscript Corp”), which was incorporated in the United States of America.

Information about subsidiaries

Company	Place and date of incorporation	Issued ordinary shares/paid-up capital		Percentage of equity interest attributable to the Company		Principal activities
				Direct %	Indirect %
Legend Biotech Limited (“Legend BVI”)	The British Virgin Islands June 2, 2015	US$	80,000,000	100	—	Investment holding
Legend Biotech HK Limited (“Legend HK”)	Hong Kong June 3, 2015	US$	80,000,000	—	100	Investment holding
Nanjing Legend Biotechnology Co., Ltd. (“Legend Nanjing”)	PRC* November 17, 2014	US$	162,500,000	—	100	Manufacture and sale of life sciences research products; performance and sale of research and development services
Legend Biotech USA Incorporated (“Legend USA”)	Delaware, United States of America August 31, 2017	—		—	100	Manufacture and sale of life sciences products; performance of life sciences research and development
Legend Biotech Ireland Limited (“Legend Ireland”)	Ireland November 13, 2017	—		—	100	Manufacture and sale of life sciences products; performance of life sciences research and development
Legend Biotech Belgium B.V. (“Legend Belgium”)	Belgium June 23, 2021	US$	2,423,693	—	100	Manufacture and sale of life sciences products
Hainan Chuanji Biotechnology Co., Ltd. (“Hainan Chuanji”)	PRC October 25, 2021	—		—	100	General & administrative
** The People’s Republic of China (the “PRC” or “China”), including the Hong Kong Special Administrative Region of China (“Hong Kong”).
2.1 BASIS OF PREPARATION
The consolidated financial statements of the Company and its subsidiaries (collectively referred to as the “ the Company”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board which comprise all standards and interpretations.
The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and financial liabilities, which have been measured at fair value. The consolidated financial statements are presented in U.S. dollars (“$”) and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation
The consolidated financial statements include the financial statements of the Company for each of the three years ended December 31, 2022. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).
The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.
Profit or loss and each component of other comprehensive income or loss are attributed to the equity holders of the parent of the Company. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Company are eliminated in full on consolidation.
2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES
There were no new IFRS standards, amendments or interpretations that became effective in 2022 that had a material impact on the Company's consolidated financial statements.
2.3 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS
There are no new standards issued but not yet effective that are expected to have a significant impact on the Company’s consolidated financial statements.
2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Fair value measurement

The Company measures its financial assets at fair value through profit or loss and warrant liability at fair value at the end of each reporting period. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.
The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:
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

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
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
Related parties
A party is considered to be related to the Company if:
(a)the party is a person or a close member of that person’s family and that person
(i)has control or joint control over the Company;
(ii)has significant influence over the Company; or
(iii)is a member of the key management personnel of the Company or of a parent of the Company;
or
(b)the party is an entity where any of the following conditions applies:
(i)the entity and the Company are members of the same Company;
(ii)one entity is an associate or joint venture of the other entity (or of a parent, subsidiary or fellow subsidiary of the other entity);
(iii)the entity and the Company are joint ventures of the same third party;
(iv)one entity is a joint venture of a third entity and the other entity is an associate of the third entity;
(v)the entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company;
(vi)the entity is controlled or jointly controlled by a person identified in (a);
(vii)a person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity); and
(viii)the entity, or any member of a Company of which it is a part, provides key management personnel services to the Company or to the parent of the Company.

Property, plant and equipment, and depreciation
Property, plant and equipment, other than construction in progress, are stated at cost (or valuation) less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.
Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the statement of profit or loss and other comprehensive income in the period in which it is incurred. In situations where the recognition criteria are satisfied, the expenditure for a major inspection is capitalized in the carrying amount of the asset as a replacement. Where significant parts of property, plant and equipment are required to be replaced at intervals, the Company recognizes such parts as individual assets with specific useful lives and depreciates them accordingly.
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Freehold land	Not depreciated
Building	39 to 50 years
Leasehold improvements	lesser of the lease term or the asset life
Machinery and equipment	5 to 15 years
Computer and office equipment	3 to 5 years
Transportation equipment	10 years
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
Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The useful lives of intangible assets are assessed to be either finite. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.
Intangible assets are amortized on the straight-line basis over the following useful economic lives:

Software	3
Research and development costs
All research costs are charged to the statement of profit or loss and other comprehensive income as incurred.
Expenditures incurred on projects to develop new product candidates is capitalized and deferred only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the project and the ability to measure reliably the expenditure during the development. Product candidate development expenditure which does not meet these criteria is expensed when incurred.

Leases
The Company assesses at contract inception whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
Company as a lessee
The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. The Company elected to allocate the consideration in the contract to the lease and non-lease components on the basis of the relative standalone price of each component.
(a)Right-of-use assets
Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets as follow;

Leasehold land	50 years
Building	39 to 50 years
Leasehold improvements	lesser of the lease term or the asset life
Machinery and equipment	5 to 15 years
Computer and office equipment	3 to 5 years
If ownership of the leased asset transfers to the Company by the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.
(b)Lease liabilities
Lease liabilities are recognized at the commencement date of the lease at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for termination of a lease, if the lease term reflects the Company exercising the option to terminate the lease. The variable lease payments that do not depend on an index or a rate are recognized as an expense in the period in which the event or condition that triggers the payment occurs. The lease term includes the period of any lease extension that management assess as reasonably certain to be exercised by the Company.
In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in lease payments (e.g., a change to future lease payments resulting from a change in an index or rate) or a change in assessment of an option to purchase the underlying asset.
(c)Short-term leases
The Company applies the short-term lease recognition exemption to its short-term leases, which are those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option.
Lease payments on short-term leases are recognized as an expense on a straight-line basis over the lease term.

Company as a lessor
When the Company acts as a lessor, it classifies at lease inception (or when there is a lease modification) each of its leases as either an operating lease or a finance lease.
Leases in which the Company does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operating leases. Rental income is accounted for on a straight-line basis over the lease term and is included in revenue in the statement of profit or loss and other comprehensive income due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income.

Leases of collaboration assets

The Company and its collaboration partner purchase assets to be used for their collaboration and share the associated costs in accordance with the terms and conditions of the Janssen Agreement. The Company accounts for leases to and by the collaboration by applying the guidance in IFRS 16 on joint arrangements by analogy.

If the Company’s collaboration partner owns the asset, and on the basis of the terms and conditions of the collaboration agreement, there is a lease from the Company’s collaboration partner to the collaboration, the Company recognizes a right-of-use asset and lease liability for its share of the asset leased from the collaboration partner to the collaboration. This is usually the case when the collaboration, through the Joint Steering Committee ("JSC") and other governance committees, has the right to direct the use and obtains substantially all of the economic benefits from using the asset. Lease payments the Company makes prior to lease commencement are recorded as prepaid rent within other non-current assets and will be reclassified to a right-of-use asset upon lease commencement.

If the Company owns the asset, and on the basis of the terms and conditions of the collaboration agreement, there is a lease from the Company to the collaboration, the Company recognizes a finance lease for the asset it leases to the collaboration. In such cases, the Company’s share of the asset that is jointly controlled by the collaboration is recorded in property, plant and equipment, and a lease receivable is recognized for the collaboration partner’s share of the asset on the consolidated statements of financial position within prepayments, other receivables and other assets.

The Company recognizes the full lease liability, rather than its share, for leases entered into on behalf of the collaboration if the Company has the primary responsibility for making the lease payments. This may be the case when the Company, as a lead operator of the collaboration, is the sole signatory to the lease. A finance sublease is subsequently recognized if the related right-of-use asset is subleased to the collaboration.
Investments and other financial assets
Initial recognition and measurement
Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, and fair value through profit or loss.
The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient of not adjusting the effect of a significant financing component, the Company initially measures a financial asset at its fair value, plus in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15 in accordance with the policies set out for “Revenue recognition” below.
In order for a financial asset to be classified and measured at amortized cost, it needs to give rise to cash flows that are solely payments of principal and interest (“SPPI”) on the principal amount outstanding. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.
The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows.

All regular way purchases and sales of financial assets are recognized on the trade date, that is, the date that the Company commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.
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

The Company's financial assets measured at fair value through profit or loss comprise of money market funds, which are classified as level 1 in the fair value hierarchy.
Derecognition of financial assets
A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:
•the rights to receive cash flows from the asset have expired; or
•the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.
When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risk and rewards of ownership of the asset. When it has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of the Company’s continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.
Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.
Impairment of financial assets
The Company recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.
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

At each reporting date, the Company assesses whether the credit risk on a financial instrument has increased significantly since initial recognition. When making the assessment, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and considers reasonable and supportable information that is available without undue cost or effort, including historical and forward-looking information.
The Company considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.
Financial assets measured at amortized cost are subject to impairment under the general approach and they are classified within the following stages for measurement of ECLs, except for trade receivables and contract assets which apply the simplified approach as detailed below.
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
Simplified approach
For trade receivables and contract assets that do not contain a significant financing component or when the Company applies the practical expedient of not adjusting the effect of a significant financing component, the Company applies the simplified approach in calculating ECLs. Under the simplified approach, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.
Financial liabilities
Initial recognition and measurement
All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.
The Company’s financial liabilities include trade payables, other payables, warrant liability, collaboration interest-bearing advanced funding, and lease liabilities.
Subsequent measurement
Financial liabilities measured at amortized cost (Loans and borrowings)
After initial recognition, collaboration interest-bearing advanced funding are subsequently measured at amortized cost, using the effective interest rate method unless the effect of discounting would be immaterial, in which case they are stated at cost. Gains and losses are recognized in the statement of profit or loss and other comprehensive income when the liabilities are derecognized as well as through the effective interest rate amortization process.
Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate. The effective interest rate amortization is included in finance costs in the statement of profit or loss and other comprehensive income.

Collaboration inventories
Collaboration inventories include finished goods manufactured, items in the process of being manufactured, and the materials to be used in the manufacturing process associated with goods that are to be sold to the Company's collaboration partner. Finished goods represent manufactured product that are pending quality release. Upon quality release, the product is delivered to the Company's collaboration partner to distribute to the customer.

Collaboration inventories are stated at the lower of cost and the collaboration inventory's net realizable value. Cost is determined on the first-in, first-out basis and, in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overheads. Net realizable value is based on the estimated selling prices the collaboration sells the product to customers less any estimated costs to be incurred to completion and disposal.

The Company records provisions for obsolete, slow moving or defective inventory. Collaboration inventory costs for product that is used for preclinical and clinical programs are charged to research and development expenses when the inventory is dedicated to preclinical or clinical use. The Company records within prepayments, other receivables and other assets the accounts receivable related to inventory purchased and delivered to the Company's collaboration partner as well as the amount the Company is entitled to be reimbursed from its collaboration partner for inventory costs incurred that are in process of production.

Cash and cash equivalents
For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have an original maturity of three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Company’s cash management.
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
Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period, taking into consideration interpretations and practices prevailing in the countries in which the Company operates.
Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except:
•where the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•in respect of taxable temporary differences associated with investments in subsidiaries, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilized, except:
•when the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
•in respect of deductible temporary differences associated with investments in subsidiaries, deferred tax assets are only recognized to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.
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
Deferred tax assets and deferred tax liabilities are offset if and only if the Company has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.
Government grants
Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, for which it is intended to compensate, are expensed.
Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of profit or loss and other comprehensive income over the expected useful life of the relevant asset by equal annual instalments.
Collaboration Arrangements
The Company enters into collaboration arrangements with pharmaceutical and biotechnology collaboration partners, under which the Company may grant licenses to its collaboration partner to further develop and commercialize one of its product candidates. The Company may also perform research, development, manufacturing and commercial activities under its collaboration arrangements. Consideration under these contracts may include an upfront payment, development and regulatory milestones, commercial sales milestones and other contingent payments, expense reimbursements, and profit-sharing.
For collaboration arrangements that contain multiple elements, at contract inception the Company determines whether elements of the collaboration are reflective of a vendor-customer relationship and therefore are within the scope of

IFRS 15. Elements of the collaboration arrangements that involve joint operating activities performed by the parties that are both active participants in the activities and exposed to significant risks and rewards of such activities are not arrangements with a customer and are outside the scope of IFRS 15. For a distinct bundle of goods or services within the arrangement that is not with a customer, the recognition and measurement of that unit of account shall be based on other authoritative accounting literature, or if there is no appropriate authoritative accounting literature, a reasonable, rational and consistently applied accounting policy election.
If the Company concludes that its collaboration partner is not a customer for certain activities and associated payments, such as for certain collaborative research, development, manufacturing and commercial activities, the Company presents payments from its collaboration partner as a reduction of expense, based on where the Company presents the underling expense. If the Company's collaborator performs research and development, manufacturing or commercialization-related activities, the Company recognizes as expense (e.g. research and development expense or selling and distribution expense, as applicable) in the period when its collaborator incurs such expenses, the portion of the collaborator’s expenses that the Company is obligated to reimburse.

Janssen Agreement

In December 2017, the Company entered into a collaboration and license agreement (the “Janssen Agreement”) with Janssen for the worldwide development and commercialization of cilta-cel. Pursuant to the Janssen Agreement, we granted Janssen a worldwide, co-exclusive (with us) license to develop and commercialize cilta-cel. We and Janssen will collaborate to develop and commercialize cilta-cel for the treatment of MM worldwide pursuant to a global development plan and global commercialization plan.

Janssen will be responsible for conducting all clinical trials worldwide with participation by our team in the United States and Greater China for cilta-cel. We will be responsible for conducting regulatory activities, obtaining pricing approval and booking sales for Greater China, while Janssen will be responsible for conducting regulatory activities, obtaining pricing approval and booking sales for the rest of the world. We and Janssen share development, production and commercialization costs and pre-tax profits or losses equally in all countries of the world except for Greater China, for which the cost-sharing and profit/loss split will be 70% for us and 30% for Janssen

In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we may not receive up to $280 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials as originally planned.

In connection with the Janssen Agreement, we entered into the Interim Product Supply Agreement dated as of February 28, 2022 (the “IPSA”) pursuant to which we will supply cilta-cel to Janssen for clinical and commercial use worldwide (excluding Greater China). Under the IPSA, Janssen pays us a transfer price for supplied product based on the total costs necessary to produce and supply such product. Ultimately, however, the cost for commercial supply and clinical supply of product are shared equally by us and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Janssen Agreement. The IPSA will remain in effect until June 30, 2023 or such alternate date determined by the joint manufacturing committee (the “JMC”) that has been established under the Janssen Agreement. The IPSA will also terminate if the Janssen Agreement expires or is terminated. We expect to enter into a product supply agreement with Janssen that will replace the IPSA
Revenue recognition
Revenue from contracts with customers
The Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customers (IFRS 15). Under IFRS 15, revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS 15, the Company performs the following five-steps: (i) identify the contract, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.
Once a contract is determined to be within the scope of IFRS 15, at contract inception the Company assesses the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. A good or service that is promised to a customer is distinct if both of the following criteria are met: (a) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (b) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
The Company determines the transaction price based on the amount of consideration the Company expects to receive for transferring the promised goods or services in the contract. Consideration may be fixed, variable or a combination of both. When the consideration in a contract includes a variable amount, the amount of consideration is estimated to which the Company will be entitled in exchange for transferring the goods or services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved. The contracts generally do not include a significant financing component.
The Company recognizes revenue only when it satisfies a performance obligation by transferring control of the promised goods or services. The transfer of control can occur over time or at a point in time. A performance obligation is satisfied over time if it meets one of the following criteria: (i) the counterparty simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs; or (ii) the Company’s performance creates or enhances an asset that the counterparty controls as the asset is created or enhanced.
The portion of the transaction price that is allocated to performance obligations satisfied at a point in time is recognized as revenue when control of the goods or services is transferred to the counterparty. If the performance obligation is satisfied over time, the portion of the transaction price allocated to that performance obligation is recognized as revenue as the performance obligation is satisfied. The Company adopts an appropriate method of measuring progress for purposes of recognizing revenue. The Company evaluates the measure of progress at the end of each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.

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

If a contract modification is not accounted for as a separate contract, the Company accounts for the promised goods or services not yet transferred at the date of the contract modification (the remaining promised goods or services) prospectively, as if it were a termination of the existing contract and the creation of a new contract, if the remaining goods or services are distinct from the goods or services transferred on or before the date of the contract modification. For a change in transaction price that occurs after a contract modification, the Company allocates the change in the transaction price to the performance obligations identified in the contract before the modification if, and to the extent that, the change in the transaction price is attributable to an amount of variable consideration promised before the modification.

The Company accounts for a contract modification as if it were a part of the existing contract if the remaining goods or services are not distinct and, therefore, form part of a single performance obligation that is partially satisfied at the date of the contract modification. In such case, the effect that the contract modification has on the transaction price, and on the entity’s measure of progress toward complete satisfaction of the performance obligation, is recognized as an adjustment to revenue (either as an increase in or a reduction of revenue) at the date of the contract modification (the adjustment to revenue is made on a cumulative catch-up basis).
License and collaboration revenue
License of Intellectual Property
For collaboration arrangements that include a grant of a license to the Company's intellectual property, the Company considers whether the license grant is distinct from the other performance obligations included in the arrangement. In assessing whether a license is distinct from the other promises, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the counterparty can benefit from a license for its intended purpose without the receipt of the remaining promise(s) by considering whether the value of the license is dependent on the unsatisfied promise(s), whether there are other vendors that could provide the remaining promise(s), and whether it is separately identifiable from the remaining promise(s). The Company evaluated that the license, including a technology transfer service, is a single performance obligation in the Janssen Agreement, which represents a right to use our license as it exists at the point in time that the license is granted. Revenue from licenses is recognized when the control of the right to use of the license is transferred to the customer.
Milestone Payments
Milestone payments represent a form of variable consideration which are included in the transaction price to the extent that it is highly probable that a significant reversal of accumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the inception of each arrangement that includes milestone payments, the Company evaluates whether the milestones are considered highly probable of being achieved and estimates the amount to be included in the transaction price using the most likely amount method. Milestone payments that are not within the control of the Company, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgement involved in determining whether it is highly probable that a significant reversal of cumulative revenue would not occur. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price.
When the Company cannot conclude that it is highly probable that a significant revenue reversal of cumulative revenue under the contract will not occur, the Company constrains the related variable consideration resulting in its exclusion from the transaction price. At the end of each subsequent reporting period, the Company re-evaluates the probability of achievement of all milestones subject to constraint and, if necessary, adjusts its estimate of the overall transaction price.
Royalty Payments
The Company recognizes revenue for sales-based milestone payments promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:
(a)the subsequent sale occurs; and
(b)the performance obligation to which some or all of the sales-based royalty has been allocated has been satisfied (or partially satisfied).
Janssen Agreement
The Company entered into a license and collaboration agreement with one customer (Janssen). The terms of the arrangement include: non-refundable upfront fees of $350.0 million and milestone payments for the achievement of specified manufacturing milestones, specified development milestones, specified regulatory milestones and specified net trade sales milestones of $125.0 million, $215.0 million, $800.0 million and $210.0 million, respectively. The Company has assessed that there is one distinct performance obligation, being the transfer of a license of intellectual property, including a technology transfer service. The Company considers this performance obligation is distinct from other collaborative activities as the license has stand-alone value without the Company being further involved in the research and development or other collaborative activities. Upon contract inception, the Company has estimated that the total transaction price is constrained to $400.0 million which included upfront fees of $350.0 million and milestone payments of $50.0 million. The transaction price was allocated to the single performance obligation in the contract.
Upfront fees

Upfront payment is allocated to the single performance obligation in the Janssen Agreement. The upfront fees of $350.0 million were included in the transaction price upon contract inception in 2017 and were recognized when the single performance obligation to deliver the intellectual property, including a technology transfer service, was completed in 2018. The $350.0 million upfront fees were fully received by the Company in 2018.

Milestone payments

Certain milestone payments were allocated to the single performance obligation in the Janssen Agreement to deliver the license of intellectual property, including the technology transfer service. The initial two milestone payments of aggregate $50.0 million were included in the transaction price at contract inception in 2017 and were recognized when the single performance obligation was completed in 2018. Subsequently in 2019, an additional two milestone payments of $60.0 million were included in the transaction price when the milestones triggered by dosing of a specified number of patients in the CARTITUDE-1 clinical trial were achieved. In 2020, an additional milestone with a payment of $75.0 million was achieved relating to the clinical development of cilta-cel. In 2021, three additional milestone payments amounting to $65.0 million were achieved relating to the submission of a Marketing Authorization to the EMA, enrollment of a specified number of patients in the CARTITUDE-5 clinical trial and filing of a Drug approval application for a product by the Ministry of Health, Labour and Welfare in Japan. In 2022, additional milestone payments of $50.0 million were achieved in connection with the submission of a NDA to the PMDA in Japan, the enrollment of a specified number of patients in the Company’s CARTITUDE-5 clinical trial and in connection with the receipt of a commercialization approval for cilta-cel in the U.S.
As of December 31, 2022, pursuant to the Agreement, the remaining future contractual milestone payments for the Company aggregated to $1,050.0 million for the achievement of various development, regulatory, manufacturing and net trade sales milestones. More specifically, the future contractual milestones consist of $125.0 million for the achievement of specified manufacturing milestones, $60.0 million for the achievement of specified development milestones, $655.0 million for the achievement of specified regulatory milestones and $210.0 million for the achievement of specified net trade sales milestones. The Company’s development plans and research progresses might change from time to time, which would increase the uncertainties of achieving future contractual milestones. The Company does not believe $280.0 million of the remaining $1,050.0 million contractual milestone payments would be eligible to be received based on a subsequent change in development plan with the collaborator. Furthermore, the Company assessed that achievement of all the remaining contractual milestones is highly uncertain and the related milestone payments are not included in the transaction price. The milestone is achieved when the triggering event described in the agreement occurs.
Profit sharing

The Company and Janssen share equally profits on sales of CARVYKTI in all areas other than the People's Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan (“Greater China”), where the Company retains or bears 70 percent of pre-tax profits or losses. In all areas other than Greater China, as Janssen is the principal in the sale transaction with the customer, the Company recognizes a pro-rata share of collaboration net trade sales in the period Janssen completes the sale and delivers the product to the customer. The Company's share of collaboration net trade sales in all areas other than Greater China are recognized within collaboration revenue on the statement of profit or loss and other comprehensive income. Subsequent to regulatory approval, revenue from sales of product in Greater China will be recognized within Product sales on the statement of profit or loss and other comprehensive income as the Company will be the principal in the sale to the customer.

Collaborative activities

In addition to the license of intellectual property, the Janssen Agreement includes joint development, manufacturing and commercial activities that are performed by the Company and its collaboration partner. These activities and the related consideration for these activities are outside the scope of IFRS 15 as the Company and its collaboration partner are both active participants in the activities and are exposed to significant risks and rewards of such activities.
Product Sales
Revenue from the sale of goods is recognized at the point in time when control of the goods is transferred to the customer, generally on delivery of the goods. To date the Company has not generated any product sales. Our share of collaboration net trade sales in which Janssen is the principal in the sale transaction with the customer is recognized within collaboration revenue on the statement of profit or loss and other comprehensive income.

Collaboration cost of revenue

Collaboration cost of revenue relates to the sale of CARVYKTI and includes costs incurred by the Company as well as the Company's pro-rata share of collaboration cost of revenue. Collaboration cost of revenue includes the cost of inventory sold, manufacturing costs, other costs attributable to production, and provisions to write down inventory, such as for excess and obsolete inventory or inventory that did not meet quality specifications.

Other income
Interest income is recognized on an accrual basis using the effective interest method by applying the rate that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, when appropriate, to the net carrying amount of the financial asset.
Share-based payments
The Company operates a share option scheme and a restricted share unit scheme (“RSU Scheme”) for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Employees and directors of the Company receive remuneration in the form of share-based payments, whereby employees and directors render services as consideration for equity instruments (“equity-settled transactions”).
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by using a binomial model, and the fair value of each RSU is determined by reference to market price of the Company’s shares at the respective grant date, further details of which are given in notes 27 and 28 to the consolidated financial statements.
The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefit expense. The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The charge or credit to profit or loss for a period represents the movement in the cumulative expense recognized as at the beginning and end of that period.
Service and performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest.
For awards that do not ultimately vest because performance and/or service conditions have not been met, no expense is recognized.
Other employee benefits
Pension scheme
The employees of the Company’s subsidiaries which operates in Greater China and Hong Kong are required to participate in a central pension scheme operated by the local municipal government. These subsidiaries are required to contribute certain percentage of their payroll costs to the central pension scheme. The contributions are charged to profit or loss as they become payable in accordance with the rules of the central pension scheme.

Defined contribution plan

Employees in the U.S. are eligible to participate in the defined contribution plan we sponsor. The defined contribution plan allows employees to contribute a portion of their compensation on a pre-tax basis in accordance with specified guidelines. We match a percentage of employee contributions up to certain limits.
Foreign Currency Transactions
These consolidated financial statements are presented in U.S. dollars, which is the Company’s functional currency. Each of the Company's subsidiaries determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency.

Transactions that are denominated in a currency other than the functional currency of an entity are recorded at that functional currency by applying the spot exchange rates prevailing at the dates of the transactions. At the end of the reporting period, monetary assets and liabilities denominated in a currency other than the functional currency are revalued to the functional currency by applying the spot exchange rate prevailing at the end of the reporting period. Gains and losses arising from these foreign currency revaluations are recognized in net income. Foreign-currency-denominated transactions that are classified as non-monetary are measured using the historical spot exchange rate.

Foreign Currency Translation

The functional currencies of certain subsidiaries established in the PRC and Europe are currencies other than the U.S. dollar. As at the end of the reporting period, the assets and liabilities of these entities are translated into U.S. dollars at the exchange rates prevailing at the end of the reporting period and their statements of profit or loss are translated into U.S. dollars using the average foreign exchange rates during the period.
The resulting exchange differences are recognized in other comprehensive income and accumulated in the foreign currency translation reserve. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in net income.
For the purpose of the consolidated statements of cash flows, the cash flows of the subsidiaries established in the PRC and Europe are translated into U.S. dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of the companies established in the PRC and Europe which arise throughout the year are translated into U.S. dollars at the weighted average exchange rates for the year.

Use of Estimates

The preparation of the Company’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.
Global Economic Conditions
Worldwide economic conditions remain uncertain and the Company continues to monitor the impact of macroeconomic conditions, including those related to the COVID-19 pandemic, the Russia-Ukraine war, the failure and instability of financial institutions and rising inflation rates.

Changes in economic conditions, supply chain constraints, logistics challenges, labor shortages, the Russia-Ukraine war, and steps taken by governments and central banks, particularly in response to the COVID-19 pandemic, have led to higher inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including increased interest rates. Product manufacturing in both the U.S. and China have continued. Currently the Company has not experienced any material impact to our material supply chain or as a result of inflation and rising interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. The Company believes it has established robust sourcing strategies for all necessary materials and does not expect any significant impact.

In addition, in China, although the Company experienced disruptions from COVID-19 during the year ended December 31, 2022, we do not believe they had a material impact to our business. There are still uncertainties of COVID-19’s future impact on our business, results of operations and financial condition, and the extent of the impact will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the development and progress of distribution of COVID-19 vaccines and other medical treatments, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. If the situation materially deteriorates, the Company's business, results of operations and financial condition could be materially and adversely affected. The Company will continue to monitor and assess the impact of the ongoing development of the pandemic on its financial position and operating results and respond accordingly.

If these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations. Although the Company does not believe that these macroeconomic conditions have had a material impact on its financial position or results of operations to date, the Company may experience impacts in the near future (especially if inflation rates continue to rise) on its operating costs, including its labor costs and research and development costs, due to supply chain constraints, consequences associated with COVID-19 and the ongoing conflict between Russia and Ukraine, and employee availability and wage increases, which may result in additional stress on our working capital resource.
3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES
Judgement
In the process of applying the Company’s accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:
Revenue from contracts with customers
The Company has applied the following judgements that significantly affect the determination of the performance obligations and the method to estimate variable consideration of revenue from contracts with customers, specifically the historic accounting under the Janssen Agreement:
(i)Determining the performance obligations of the contract
A good or service that is promised to a customer is distinct if both of the following criteria are met: (a) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (b) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract. The Company determined that the license is capable of being distinct under the Janssen Agreement. In assessing whether the license under the Janssen Agreement has standalone value to the customer, the Company considers factors such as the research, manufacturing, and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace, which indicates that the customer can benefit from the license on its own. The Company determined that the license of intellectual property and technology transfer service form a single performance obligation. The license of intellectual property and technology transfer are highly interdependent and are not separately identifiable from each other. The technology transfer is essential for the customer's ability to obtain the use of and benefit from the license. The promise to transfer the license, including a technology transfer service, is distinct within the context of the contract. The license of intellectual property, including a technology transfer service, is separately identifiable in the contract and is meant to be transferred separate from other collaborative activities. The license, including a technology transfer service, is not an input that will be integrated with the service which represents a combined output. The preparation and attendance of the various steering committees and participation in the collaborative activities (e.g. joint development) is to assist in conducting clinical trials and obtaining regulatory approval of the technology, but does not modify the license and technology. In addition, the license, including the technology transfer service, is not highly interdependent or highly interrelated with the JSC and other collaborative activities, because the delivery of license and technology transfer service is not dependent on these activities to be provided in the future, and accordingly, it is not interdependent or interrelated with these activities.
In determining whether the license, including the technology transfer service, transfers to a customer either at a point in time or over time, the Company considers whether the nature of the Company’s promise in granting the license to a customer is to provide a right to access or a right to use the Company’s intellectual property. The Company assessed that the Company provides a right to use the license as the license under the Janssen Agreement exists (in terms of form and functionality) at a point in time at which it is granted and the technology transfer occurred, which is when the customer can use and benefit from the license. The license is already developed and has positive results on cancer patient candidates. The next step is to perform clinical trials again in a controlled and monitored environment.
The Company has allocated the entire transaction price to the license of intellectual property under the Janssen Agreement , as this is the sole performance obligation in the arrangement.

(ii)Determining the method to estimate variable consideration
Certain contracts include milestone payments that give rise to variable consideration. In estimating the variable consideration, the Company is required to use either the expected value method or the most likely amount method based on which method better predicts the amount of consideration to which it will be entitled. The Company determined that the most likely amount method is the appropriate method to use in estimating the variable consideration for the milestone payments as this method better predicts the amount of variable consideration to which the Company will be entitled.
Before including any amount of variable consideration in the transaction price, the Company considers whether the amount of variable consideration is constrained. The Company evaluates factors such as the scientific, clinical, regulatory, commercial, and other risks that must be overcome to achieve the particular milestone in making this assessment.
Estimation uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.
Impairment of non-financial assets
The Company assesses whether there are any indicators of impairment for all non-financial assets (including the right-of-use assets) at the end of each reporting period. Non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The calculation of the fair value less costs of disposal is based on available data from binding sales transactions in an arm’s length transaction of similar assets or observable market prices less incremental costs for disposing of the asset. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows. There were no indicators of impairment for all periods presented.
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
Share-based compensation
The fair value of share options granted by the Company is estimated using the binomial model. The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the stock of comparable companies. Expiration date is the basis for determining the expected life of an option. The risk-free interest rate is based on treasury yield curve rates with a remaining term which approximates to the expected life assumed at the date of grant. Changes in these input variables would affect the amount of expense associated with share-based compensation. The compensation expense recognized for all share-based awards is net of estimated forfeitures. The Company estimates forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures vary from estimated forfeitures, adjustments to the compensation expense may be required. Further details are contained in note 27 and 28 to the consolidated financial statements.

4. OPERATING SEGMENT INFORMATION
IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reporting about components of the Company that are regularly reviewed by the chief operating decision-maker in order to allocate resources to segments and to assess their performance. The information reported to the Board of Directors of the Company, who are the chief operating decision makers, for the purposes of resource allocation and assessment of performance does not contain discrete operation segment financial information and the directors reviewed the financial results of the Company as a whole. Therefore, no further information on the operating segment is presented.
Geographic information
(a)Revenue from external customers

	2022	2021	2020
	US$’000	US$’000	US$’000
United States of America	116,602	65,402	75,000
China	328	3,424	—
Other	75	—	—
Total	117,005	68,826	75,000
The revenue information above is based on the locations of the customers.
(b)Non-current assets

	December 31, 2022	December 31, 2021
	US$’000	US$’000
United States of America	114,426	103,648
China	54,510	50,800
Other	62,908	10,462
Total	231,844	164,910
The non-current asset information above is based on the locations of assets and excludes non-current time deposits.
Information about major customer
Revenue of $116.7 million, $65.4 million and $75.0 million for the years ended December 31, 2022, 2021 and 2020, respectively, was derived from sales to a single customer and under the Janssen Agreement. Revenue of $0.3 million for the year ended December 31, 2022 and $3.4 million for the year ended December 31, 2021 was generated from the exclusive licensing and sales-based royalties for the exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates.
5. REVENUE, OTHER INCOME AND GAINS
An analysis of revenue is as follows:

	2022	2021	2020
	US$’000	US$’000	US$’000
Revenue
Licensing of intellectual property	50,000	65,402	75,000
Collaboration revenue	66,677	—	—
Other revenue	328	3,424	—
	117,005	68,826	75,000

Revenue from licensing of intellectual property is recognized at a point in time. Revenue from licensing of intellectual property represents variable consideration relating to the milestone payments which were constrained in prior years but included in the transaction price when the milestones were highly probable being achieved. At inception of the Janssen Agreement, the amount allocated to licensing of intellectual property was $400.0 million for both U.S. and non-U.S. territories, which was updated to $650.0 million as at December 31, 2022. Collaboration revenue includes the pro-rata share of collaboration net trade sales in which Janssen in the principal in the sale of the customer.
Other revenue is related to an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates and related subsequent sales-based royalties.

	2022	2021	2020
	US$’000	US$’000	US$’000
Other income and gains
Other income:
Finance income	8,182	971	2,930
Government grants*	2,434	1,736	3,072
Other	88	35	4
Total income	10,704	2,742	6,006

Gains:
Foreign currency exchange gain, net	—	—	66
Fair value gains on financial assets measured at fair value change through profit or loss	603	—	47
Other	742	317	—
Total gains	1,345	317	113
Total other income and gains	12,049	3,059	6,119
*    The amount represents subsidies received from local government authorities to support the Company’s business. There were no unfulfilled conditions and other contingencies attached to these government grants.
6. LOSS BEFORE TAX
The Company’s loss before tax is arrived at after charging:

	2022	2021	2020
	US$’000	US$’000	US$’000
Employee benefit expense (including directors’ remuneration):
Wages and salaries	147,385	105,751	70,682
Pension scheme contributions (defined contribution schemes)	5,057	2,257	640
Equity-settled share-based compensation expense	34,338	20,158	4,760
7. FINANCE COSTS

	2022	2021	2020
	US$’000	US$’000	US$’000
Interest on lease liabilities	527	142	195
Collaboration interest-bearing advanced funding	10,269	758	—
Expenses for issuance of convertible redeemable preferred shares	—	—	4,014
Total	10,796	900	4,209

8. INCOME TAX
The Company is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which the Company and its subsidiaries are domiciled and operate.
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. The Company is subject to withholding tax on intercompany notes, which is insignificant.
British Virgin Islands
Under the current laws of the British Virgin Islands (“BVI”), the subsidiary that operates in BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company’s subsidiary incorporated in the BVI to its shareholders, no withholding tax will be imposed.
Hong Kong
Under the current tax laws of Hong Kong, the subsidiary which operates in Hong Kong is subject to the two-tiered profits tax rates regime. The first HK$2,000,000 (2021 and 2020: HK$2,000,000) of assessable profits were taxed at 8.25% (2021 and 2020: 8.25%) and the remaining assessable profits were taxed at 16.5% (2021 and 2020: 16.5%). Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
United States of America
Under the current tax laws of the United States of America ("USA"), the subsidiary which operates in the United States of America is subject to federal tax at a rate of 21% (2021 and 2020: 21%) and state tax at a rate of 9% (2021 and 2020: 9%) without including 2.5% NJ Surcharge due to the anticipated timing of utilization of the NJ NOL in New Jersey. The 2.5% NJ Surcharge will be expired as of December 31, 2023. Dividends payable by the Company’s US entity, to non US resident enterprises shall be subject to 30% withholding tax, unless the respective non US resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with US that provides for a reduced withholding tax rate or an exemption from withholding tax.
Ireland
Under the current laws of the Ireland, the subsidiary which operates in Ireland is subject to Corporate Income Tax ("CIT") at a rate of 12.5% (2021 and 2020: 12.5%) on its taxable trading income. Any non-trading income is subject to CIT at a rate of 25% (2021 and 2020: 25%). Dividend withholding tax is imposed on distributions made by Irish companies at a rate of 25% in 2022 (2021 and 2020: 25%) with many exemptions provided.
Greater China
Pursuant to the Corporate Income Tax Law of the People's Republic of China (the "PRC") and the respective regulations (the “CIT Law”), the subsidiaries which operate in Greater China are subject to CIT at a rate of 25% on the taxable income. During the years ended December 31, 2022, 2021 and 2020, the applicable income tax rate was 25%. Dividends, interests, rent or royalties payable by the Company’s PRC entities, to non PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% CIT, namely withholding tax, unless the respective non PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with the PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.

Belgium
Under the current laws of Belgium, the subsidiary which operates in Belgium is subject to CIT at a rate of 25% on its taxable trading income. Dividend withholding tax is imposed on distributions made by Belgium companies at a rate of 30% with many exemptions provided.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

	2022	2021	2020
	US$’000	US$’000	US$’000
Current – United States of America	224	211	(4,548)
Current – Elsewhere	401	416	383
Deferred (note 22)	—	(4,241)	(37,747)
Total tax charge/(credit) for the year	625	(3,614)	(41,912)
A reconciliation of the tax charge/(credit) applicable to loss before tax at the statutory rates for the countries (or jurisdictions) in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(credit) at the effective tax rates is as follows:

	2022		2021		2020
	US$’000	%	US$’000	%	US$’000	%
Loss before tax	(445,724)		(407,196)		(308,285)
At the statutory blended US federal and state income tax rate of 28.1% (2021 and 2020: 28.1%)	(125,293)	28.1	(114,463)	28.1	(86,659)	28.1
Effect of tax rate differences in other countries and regions	15,129	(3.4)	15,027	(3.7)	35,062	(11.4)
Research and development credit	(24,970)	5.6	(954)	0.2	(15,643)	5.1
State rate change	(107)	—	—	—	—	—
Effect of non-deductible expenses	1,829	(0.4)	2,298	(0.6)	383	(0.1)
Tax losses and deductible temporary differences not recognized	131,194	(29.4)	102,481	(25.2)	26,040	(8.4)
Option income tax benefit	2,668	(0.6)	(9,532)	2.3	(442)	0.1
Prior year true up	—	—	—	—	—	—
Uncertain tax positions	—	—	—	—	—	—
Withholding tax on interest	—	—	—	—	—	—
Others	175	—	1,529	(0.4)	(653)	0.2
Tax charge/(benefit) at the Company’s effective rate	625	(0.1)	(3,614)	0.9	(41,912)	13.6
9. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 318,083,913, 281,703,291 and 236,305,234 in issue during the years ended December 31, 2022, 2021 and 2020, respectively.
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

No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2022, 2021 and 2020 in respect of a dilution as the impact of the outstanding share options, RSU and warrant liability had an anti-dilutive effect on the basic loss per share amounts presented.
The calculations of basic and diluted loss per share are based on:

	2022	2021	2020
	US$’000	US$’000	US$’000
Earnings
Loss attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation	(446,349)	(403,582)	(266,373)

	Number of shares
	2022	2021	2020
Shares
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	318,083,913	281,703,291	236,305,234

10. PROPERTY, PLANT AND EQUIPMENT

	Freehold land	Buildings	Leasehold improvement	Machinery and equipment	Computer and office equipment	Transportation equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2022
At January 1, 2022
Cost	2,889	16,011	20,908	35,251	2,977	45	41,367	119,448
Accumulated depreciation	—	(1,360)	(3,503)	(10,432)	(1,633)	(14)	—	(16,942)
Net carrying amount	2,889	14,651	17,405	24,819	1,344	31	41,367	102,506
At January 1, 2022, net of accumulated depreciation	2,889	14,651	17,405	24,819	1,344	31	41,367	102,506
Additions	—	1,732	522	583	34	—	14,346	17,217
Disposals	—	—	—	(122)	(14)	—	(406)	(542)
Depreciation provided during the year	—	(988)	(2,566)	(5,818)	(797)	(4)	—	(10,173)
Exchange realignment	—	—	(1,164)	(1,802)	(32)	(3)	(839)	(3,840)
Transfers	—	27,332	1,970	10,110	872	—	(40,284)	—
At December 31, 2022, net of accumulated depreciation	2,889	42,727	16,167	27,770	1,407	24	14,184	105,168
At December 31, 2022:
Cost	2,889	45,075	21,974	42,576	3,638	41	14,184	130,377
Accumulated depreciation	—	(2,348)	(5,807)	(14,806)	(2,231)	(17)	—	(25,209)
Net carrying amount	2,889	42,727	16,167	27,770	1,407	24	14,184	105,168

	Freehold land	Buildings	Leasehold improvement	Machinery and equipment	Computer, fixtures and office equipment	Transportation equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2021
At January 1, 2021
Cost	2,889	11,210	11,887	25,841	3,281	44	27,811	82,963
Accumulated depreciation	—	(817)	(1,854)	(6,514)	(1,426)	(10)	—	(10,621)
Net carrying amount	2,889	10,393	10,033	19,327	1,855	34	27,811	72,342
At January 1, 2021, net of accumulated depreciation	2,889	10,393	10,033	19,327	1,855	34	27,811	72,342
Additions	—	—	—	1,603	7	—	37,269	38,879
Disposals	—	—	(859)	(177)	(77)	—	—	(1,113)
Depreciation provided during the year	—	(543)	(1,833)	(4,967)	(792)	(4)	—	(8,139)
Exchange realignment	—	—	123	358	10	1	45	537
Transfers	—	4,801	9,941	8,675	341	—	(23,758)	—
At December 31, 2021, net of accumulated depreciation	2,889	14,651	17,405	24,819	1,344	31	41,367	102,506
At December 31, 2021:
Cost	2,889	16,011	20,908	35,251	2,977	45	41,367	119,448
Accumulated depreciation	—	(1,360)	(3,503)	(10,432)	(1,633)	(14)	—	(16,942)
Net carrying amount	2,889	14,651	17,405	24,819	1,344	31	41,367	102,506

11. INTANGIBLE ASSETS

Software
US$’000
December 31, 2022
At January 1, 2022
Cost	6,402
Accumulated amortization	(1,718)
Net carrying amount	4,684
At January 1, 2022, net of accumulated amortization	4,684
Additions	1,264
Disposals	(6)
Amortization provided during the year	(2,476)
Exchange realignment	(57)
At December 31, 2022, net of accumulated amortization	3,409
At December 31, 2022
Cost	7,505
Accumulated amortization	(4,096)
Net carrying amount	3,409
December 31, 2021
At January 1, 2021
Cost	3,186
Accumulated amortization	(334)
Net carrying amount	2,852
At January 1, 2021, net of accumulated amortization	2,852
Additions	3,207
Amortization provided during the year	(1,379)
Exchange realignment	4
At December 31, 2021, net of accumulated amortization	4,684
At December 31, 2021
Cost	6,402
Accumulated amortization	(1,718)
Net carrying amount	4,684
12. OTHER NON-CURRENT ASSETS

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Value-added Tax (“VAT”) recoverable	—	4,080
Prepaid expenses	1,092	1,068
Lease receivables	395	—
Total	1,487	5,148

13. LEASES
The Company as a lessee

The Company has lease contracts for leasehold land and buildings. Leases of buildings (including car park spaces) generally have lease terms between 2 and 10 years. Lump sum payments were made upfront to acquire the leasehold land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these leasehold land. Other buildings and rooms generally have lease terms of 12 months or less from the commencement date and do not contain a purchase option. The group applies the short-term lease recognition exemption to its short-term leases. Collaboration assets represent the Company’s share of assets leased to the collaboration from Janssen, which purchased the assets on behalf of the collaboration, in connection with the Janssen Agreement. Collaboration assets under construction that will be leased to the collaboration from Janssen when placed into service are classified as collaboration prepaid leases on the consolidated financial statements.
(a)Right-of-use assets

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Leasehold land	4,357	4,862
Lease buildings	23,016	2,324
Collaboration assets	28,217	31,097
Total	55,590	38,283
The carrying amounts of the Company’s right-of-use assets and the movements during the year are as follows:

	Non-Collaboration Assets Leased		Collaboration Assets Leased
	Leasehold land	Buildings	Buildings	Machinery and equipment	Computer and office equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2022
Right-of-use assets at January 1, 2022	4,862	2,324	19,907	11,174	16	38,283
Additions	—	23,163	—	298	—	23,461
Accumulated depreciation	—	—	—	—	—	—
Exchange realignment	(408)	(3)	—	—	—	(411)
Depreciation of right-of-use assets	(97)	(2,468)	(1,412)	(1,761)	(5)	(5,743)
Right-of-use assets at December 31, 2022	4,357	23,016	18,495	9,711	11	55,590
December 31, 2021
Right-of-use assets at January 1, 2021	4,851	3,158	21,311	10,201	21	39,542
Additions	—	678	7	2,517	—	3,202
Lease modifications	—	(59)	—	(53)	—	(112)
Exchange realignment	112	(62)	—	—	—	50
Depreciation of right-of-use assets	(101)	(1,391)	(1,411)	(1,491)	(5)	(4,399)
Right-of-use assets at December 31, 2021	4,862	2,324	19,907	11,174	16	38,283

(b)Lease liabilities
Lease liabilities are as indicated below:
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term.

	2022	2021
	US$’000	US$’000
Carrying amount at January 1	2,504	3,373
Additions	23,703	678
Lease modification	—	—
Disposals	—	(68)
Accretion of interest recognized during the year	527	142
Payments	(3,123)	(1,561)
Exchange realignment	(9)	(60)
Carrying amount at December 31	23,602	2,504
Analyzed into:
Current portion	3,563	911
Non-current portion	20,039	1,593
Total	23,602	2,504
(c)The amounts recognized in profit or loss in relation to leases are as follows:

	2022	2021
	US$’000	US$’000
Interest on lease liabilities	527	142
Depreciation charge of right-of-use assets	5,743	4,399
Expense relating to short-term leases	1,132	182
Total amount recognized in profit or loss	7,402	4,723
The maturity analysis of lease liabilities is disclosed in note 35 to the financial statements. The total cash outflow for leases is disclosed in note 31 (c) to the financial statements.
The Company as a lessor

The Company leases assets it owns to the collaboration in accordance with the Janssen Agreement. These are finance leases for which the Company recognized an insignificant amount of finance income for the year ended December 31, 2022 and 2021.
At December 31, 2022 and 2021, the undiscounted minimum lease payments receivables by the Company in future periods under non-cancellable operating leases with its tenants are as follows:

	2022	2021
	US$’000	US$’000
Finance leases:
Within one year	583	94
14. CONVERTIBLE REDEEMABLE PREFERRED SHARES
On March 30, 2020 and on April 16, 2020, the Company issued a total of 20,591,629 Series A convertible redeemable preferred shares (the “Series A Preference Shares”) to independent third parties, at the price of $7.792 per share for an aggregate purchase consideration of $160.5 million.

All Series A Preferred Shares were converted into ordinary shares of the Company and all accrued but unpaid dividends were settled in the form of ordinary shares upon qualified IPO in June 2020. A fair value loss of $80.0 million was recorded in the fiscal year ended December 31, 2020 due to change in fair value upon conversion.
15. COLLABORATION INVENTORIES

	December 31, 2022	December 31, 2021
	US$’000	US$’000

Raw materials	6,989	1,749
Work-in-process	690	—
Finished goods	2,675	—
Total collaboration inventories	10,354	1,749

The Company's reserve for inventory was $5.3 million as of December 31, 2022 and the Company had no reserve for inventory as of December 31, 2021. The Company’s reserve for inventory as of December 31, 2022 was primarily related to expired material and certain batches or units of product that did not meet quality specifications that were charged to collaboration cost of sales.
16. TRADE RECEIVABLES

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Trade receivables	90	50,410
The Company’s trading terms with its customers are mainly on credit. The credit period is 45 to 60 days. The Company seeks to maintain strict control over its outstanding receivables and overdue balances are reviewed regularly by management. Trade receivables are non-interest-bearing. The Company had concentration of credit risk as $50.0 million (or 99.2%) of trade receivables that were due from one single customer under a license and collaboration agreement as at December 31, 2021.
As at December 31, 2022 and 2021, the expected credit loss is insignificant.
17. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Interest receivable	1,517	230
Other receivables	41,324	837
Lease receivables	188	94
Income tax refund	1,003	4,712
VAT recoverable	1,396	2,264
Prepayments	16,327	5,715
Total	61,755	13,852
The amounts due from the Company’s related parties that are repayable on demand, which were included in the Company’s other receivables, was $0.3 million, (note 32) for December 31, 2022 and 2021 . As at December 31, 2022 and 2021, amounts prepaid to the Company’s related parties were $0.3 million and $1.2 million, respectively (note 32).

None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default. The majority of the above balances were settled within 12 months and had no history of default. The Company estimated that the expected credit loss for the above receivables as at December 31, 2022 and 2021 is insignificant.
18. FINANCIAL ASSETS MEASURED AT AMORTIZED COST

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Financial assets measured at amortized cost	—	29,937
Financial assets measured at amortized cost was related to commercial paper issued by a financial institution with principal amount of $30.0 million discounted bid yield of 0.5% per annum, and one year maturity date on June 1, 2022.
19. CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND PLEDGED DEPOSITS

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Cash and cash equivalents	841,317	858,607
Less: Pledged deposits	(1,270)	(1,444)
Time deposits	(54,016)	(168,225)

Cash and cash equivalents	786,031	688,938

Denominated in USD	727,160	681,025
Denominated in RMB	21,472	5,875
Denominated in EUR	37,399	2,038

Cash and cash equivalents	786,031	688,938
The cash and cash equivalents of the Company denominated in Renminbi (“RMB”) amounted to $21.5 million and $5.9 million in the consolidated statements of financial position as at December 31, 2022 and 2021, respectively. The RMB is not freely convertible into other currencies, however, under Greater China Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.
The pledged deposit as at December 31, 2022 was pledged for issuing a letter of guarantee to a supplier of the Company and for credit card facilities. The pledged deposit as at December 31, 2021 was pledged for issuing bank acceptance notes to suppliers of the Company and credit card facilities.
Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.
20. TRADE PAYABLES

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Trade payables	32,893	7,043

The trade payables are non-interest-bearing and are normally settled on 30-day terms.
As at December 31, 2022 and 2021, amounts due to the Company’s related parties, included in the Company’s trade payables, were $1.2 million and $2.4 million, respectively (note 32).
21. OTHER PAYABLES AND ACCRUALS

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Accrued payroll	21,892	19,207
Accrued expense	127,390	81,364
Other payables	10,960	16,867
Payable for Collaboration Assets	22,852	5,605
Other tax payables	1,015	515
	184,109	123,558
Other payables are non-interest-bearing and repayable on demand.
As at December 31, 2022 and 2021, amounts due to the Company’s related parties, included in the Company’s other payables, were $2.5 million and $3.3 million, respectively (note 32).

22. DEFERRED TAX

The movements in the deferred tax liabilities and assets during the years ended December 31, 2022 and 2021 are as follows:

Deferred tax liabilities

	Collaboration revenue	Difference allowance in excess of related depreciation	Right of use assets	Total
	US$’000	US$’000	US$’000	US$’000
At January 1, 2021	(28,211)	(6,672)	(159)	(35,042)
Deferred tax charged/(credited) to the statement of profit or loss during the year	14,086	(1,964)	159	12,281
Gross deferred tax liabilities at December 31, 2021	(14,125)	(8,636)	—	(22,761)
At January 1, 2022	(14,125)	(8,636)	—	(22,761)
Deferred tax charged/(credited) to the statement of profit or loss during the year	14,125	885	(114)	14,896
Gross deferred tax liabilities at December 31, 2022	—	(7,751)	(114)	(7,865)

Deferred tax assets

	Losses available for offsetting against future taxable profits	Difference in intangible assets amortization	Accrued expense	Lease liability	Cost recovery of R&D expense	R&D credit	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2021	15,081	5,342	608	165	—	9,605	30,801
Deferred tax charged to the statement of profit or loss during the year	5,367	(4,286)	649	(165)	—	(9,605)	(8,040)
Gross deferred tax assets at December 31, 2021	20,448	1,056	1,257	—	—	—	22,761
At January 1, 2022	20,448	1,056	1,257	—	—	—	22,761
Deferred tax charged to the statement of profit or loss during the year	(20,448)	194	2,192	120	3,046	—	(14,896)
Gross deferred tax assets at December 31, 2022	—	1,250	3,449	120	3,046	—	7,865
The Company has tax losses arising in Hong Kong of $1.9 million in 2022 (2021: $38.0 thousand) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.
The Company has tax losses arising in Greater China of $90.9 million in 2022 (2021: $91.8 million) that will expire in 5 years for offsetting against future taxable profits of the companies in which the losses arose.

The Company has tax losses arising in Ireland of $118.6 million in 2022 (2021 $82.9 million) that can be carried back for 1 year and carried forward indefinitely for offsetting against taxable profits of the company.
The Company has tax losses arising in the United States of America of $149.9 million in 2022 (2021: $226.6 million) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.
Deferred tax assets have not been recognized in respect of these tax losses as it is not considered probable that taxable profits will be available against which the tax losses can be utilized.
Deferred tax assets have not been recognized in respect of the following items during the reporting year:

	2022	2021
	US$’000	US$’000
Deductible temporary differences	190,133	15,420
Tax losses	966,542	609,200
Total	1,156,675	624,620
Deferred income tax assets are recognized for tax losses carried-forward to the extent that realization of the related tax benefit through future taxable profits is probable. Deferred tax assets have not been recognized in respect of the above items as it is not considered probable that taxable profits will be available against which the above items can be utilized.
Pursuant to the PRC Corporate Income Tax Law, a 10% withholding tax is levied on dividends declared to foreign investors from the foreign investment enterprises established in Greater China. The requirement is effective from January 1, 2008 and applies to earnings after December 31, 2007. A lower withholding tax rate may be applied if there is a tax treaty between Greater China and the jurisdiction of the foreign investors. For the Company, the applicable rate is 10%. The Company is therefore liable for withholding taxes on dividends distributed by those subsidiaries established in Greater China in respect of earnings generated from January 1, 2008.
At December 31, 2022 and 2021, the subsidiaries in Greater China had no distributable retained earnings.
According to the US tax laws, dividends payable by the Company’s US entity, to non-US resident enterprises shall be subject to 30% withholding tax. A lower withholding tax rate may be applied if there is a tax treaty between US and the jurisdiction of the foreign investors. For the Company, the applicable rate is 5%. The Company is therefore liable for withholding taxes on dividends distributed by those subsidiaries established in US.
At December 31, 2022 and 2021, the subsidiary in US had no distributable retained earnings.
23. WARRANT LIABILITY
On May 13, 2021, the Company entered into a subscription agreement with an institutional investor relating to the offer and sale of 20,809,850 ordinary shares of the Company, par value $0.0001 per share, in a private placement at a purchase price of $14.41625 per ordinary share (the “PIPE Offering”). The total proceeds from the PIPE Offering was $300.0 million. Pursuant to the subscription agreement, the Company also agreed to issue and sell concurrently with the PIPE offering a warrant (the “Warrant”) exercisable for up to an aggregate of 10,000,000 ordinary shares (such transaction together with the PIPE Offering, the “Transactions”). The Transactions were completed on May 21, 2021 (the “Closing Date”). The Warrant is exercisable, in whole or in part, at an exercise price of $20.0 per ordinary share, at any time prior to the two-year anniversary of the Closing Date.
The Warrant is accounted for as a financial liability because the Warrant may be net share settleable at the holder’s option. The fair value of the warrant liability was assessed at $81.7 million and was recognized upon closing of the Transactions. As of December 31, 2022, the fair value of the Warrant was assessed at $67.0 million. A fair value gain of $20.9 million was recorded in profit or loss for the year ended December 31, 2022 due to change of the fair value. Management considered that there is no significant change of the Company’s own credit risk that drives the fair value change of the warrant liability during the year ended December 31, 2022.

The movement of the warrant liability is set out as below:

	2022	2021
	US$’000	US$’000
Balance, beginning of the period	87,900	—
Issuance of the warrant liability	—	81,700
Fair value (gain)/loss of the warrant liability	(20,900)	6,200
Balance, end of the period	67,000	87,900
24. GOVERNMENT GRANTS

	2022	2021
	US$’000	US$’000
Deferred government grants	8,110	2,170
Current	451	304
Non-current	7,659	1,866
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

25. COLLABORATION INTEREST-BEARING ADVANCED FUNDING

	Effective interest rate	Maturity	December 31, 2022
	%		US$’000
Non-current	—		—
Loans from a collaborator	7.98	No specific maturity date	260,932

Pursuant to the license and collaboration agreement entered into with a collaborator, the Company is entitled to receive funding advances from the collaborator when certain operational conditions are met. As a result, the Company took an initial funding advance with principal amounting to $17.3 million on June 18, 2021, a second funding advance with principal amounting to $53.1 million on September 17, 2021, a third funding advance with principal amounting to $49.3 million on December 17, 2021, a forth funding advance with principal amounting to $5.3 million on March 18, 2022, a fifth funding advance with principal amounting to $60.9 million on June 17, 2022, a sixth funding advance with principal amounting to $60.5 million on September 16, 2022, and a seventh funding advance with principal amounting to $3.6 million on December 16, 2022, by reducing the same amount of other payables due to the collaborator, respectively (collectively, the “Funding Advances”).
These Funding Advances are accounted for as interest-bearing borrowings funded by the collaborator, constituted by a principal amounting to $250.0 million and applicable interests accrued amounting to $10.9 million upon such principal. The respective interest rate of each borrowing is based on the average annual London Interbank Offered Rate (LIBOR) for U.S. Dollars as reported in the Wall Street Journal on the due date of the quarterly invoice or the next business date should the due date fall on a weekend or holiday, plus 250 basis points, calculated on the number of days from the date on which the Company applied such borrowings. For each of the seven batches of funding advances, interest started to accrue from June 18, 2021, September 17, 2021, December 17, 2021, March 18, 2022, June 17, 2022, September 16, 2022, and December 16, 2022, respectively.

Pursuant to the terms of the license and collaboration agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits from the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. The Company’s management estimated the loan will not be recouped by the collaborator within one year, nor does the Company expect to repay the funding advances within one year, and thus the loan was classified as a long-term liability.
26. SHARE CAPITAL AND SHARE PREMIUM
Shares

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Authorized:
2,000,000,000 shares of $0.0001 each	200	200
Issued and fully paid:
330,134,480 (2021: 308,456,852) ordinary shares of $0.0001 each	33	31
A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2020 and January 1, 2021	266,010,256	27	708,306	708,333

Issuance of ordinary shares relating to private placement for an institutional investor	20,809,850	2	218,298	218,300
Issuance of ordinary shares for follow-on public offering, net of issuance cost	17,231,150	2	323,438	323,440
Exercise of share options	4,056,380	—	6,089	6,089
Reclassification of vesting of restricted share units	349,216	—	5,323	5,323

At December 31, 2021 and January 1, 2022	308,456,852	31	1,261,454	1,261,485

Issuance of ordinary shares for follow-on public offering, net of issuance cost	18,722,000	2	377,641	377,643
Exercise of share options	2,040,580	—	4,070	4,070
Reclassification of vesting of restricted share units	915,048	—	13,850	13,850

At December 31, 2022	330,134,480	33	1,657,015	1,657,048
Note: On July 29, 2022, the Company completed a follow-on public offering by issuing 18,722,000 ordinary shares, in aggregate, at $21.50 per ordinary share and received net proceeds of $377.6 million, after deduction of related issuance costs of $24.9 million.
27. SHARE OPTION SCHEME
The Company operates a share option scheme (the “Scheme”) for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Eligible participants of the Scheme include the Company’s directors, including independent non-executive directors, and employees of any member of the Company. The Scheme became effective on December 21, 2017 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date. The Scheme has a performance vesting condition and is subject to forfeiture if the participants cannot meet certain performance targets set by the board of directors.

Share options do not confer any voting rights, or rights to participate in any dividends or distributions. The following share options were outstanding under the Scheme during the year:

	2022		2021		2020
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	US$ per share	’000	US$ per share	’000	US$ per share	’000
At January 1,	2.8970	9,529	1.9353	14,241	0.9273	18,013
Granted during the year	19.4468	2,265	15.4774	595	15.6128	679
Forfeited during the year	4.2888	(573)	2.9987	(1,251)	0.9963	(2,769)
Exercised during the year	1.8032	(2,041)	1.3346	(4,056)	1.0131	(1,682)
At December 31,	7.1370	9,180	2.8970	9,529	1.9353	14,241
Exercisable at December 31	2.8705	3,281	1.4334	2,828	1.0703	4,619
The weighted average share price at the date of exercise for share options exercised during 2022 was $22.5813 per share (2021: $18.4846, 2020: $14.9131).
The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

December 31, 2022
Number of options ’000	Exercise price* US$ per share	Exercise period
2,875	0.5	2019/12/25 – 2027/12/25
1,248	1.0	2019/07/01 – 2028/08/29
271	1.0	2019/12/31 – 2028/12/30
1,393	1.5	2020/07/02 – 2029/07/01
201	11.5	2020/11/29 – 2029/11/28
90	11.5	2021/06/05 – 2030/06/04
322	16.3	2021/09/01 – 2030/08/31
—	13.6	2021/11/19 – 2030/11/18
410	14.1	2022/03/29 – 2031/03/28
165	19.0	2022/08/27 – 2031/08/26
740	18.4	2023/03/31 - 2032/03/30
750	18.2	2023/04/30 - 2032/04/29
80	18.4	2023/05/02 - 2032/05/01
40	18.4	2023/05/05 - 2032/05/04
80	18.4	2023/05/08 - 2032/05/07
200	18.4	2023/05/10 - 2032/05/09
15	19.7	2023/05/13 - 2032/05/12
240	27.5	2023/06/30 - 2032/06/29
60	23.3	2023/08/02 - 2032/08/01
9,180

December 31, 2021
Number of options ’000	Exercise price* US$ per share	Exercise period
4,054	0.5	2019/12/25 – 2027/12/25
1,849	1.0	2019/07/01 – 2028/08/29
382	1.0	2019/12/31 – 2028/12/30
1,822	1.5	2020/07/02 – 2029/07/01
332	11.5	2020/11/29 – 2029/11/28
90	11.5	2021/06/05 – 2030/06/04
385	16.3	2021/09/01 – 2030/08/31
20	13.6	2021/11/19 – 2030/11/18
430	14.1	2022/03/29 – 2031/03/28
165	19.0	2022/08/27 – 2031/08/26
9,529

December 31, 2020
Number of options ’000	Exercise price* US$ per share	Exercise period
5,393	0.5	2019/12/25 - 2027/12/25
4,317	1.0	2019/07/01 - 2028/08/29
540	1.0	2019/12/31 - 2028/12/30
2,868	1.5	2020/07/02 - 2029/07/01
444	11.5	2020/11/29 - 2029/11/28
90	11.5	2021/06/05 - 2030/06/04
569	16.3	2021/09/01 - 2030/08/31
20	13.6	2021/11/19 - 2030/11/18
14,241
*The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company’s share capital. Pursuant to certain listing rules of the Hong Kong Stock Exchange to which members of the Genscript Group are subject to, the Company adjusted the exercise price of options granted during November 29, 2019 through December 9, 2019 to $11.50 per share. Concurrent with this adjustment, the Company agreed to pay each employee holding affected share options an amount in cash representing the difference between the adjusted exercise price over the original exercise price upon exercising the share options.
The fair value of the share options granted during the year ended December 31, 2022 was $27.2 million ($12.010 each) (2021: $5.7 million, $9.497 each; 2020: $6.7 million, $9.817 each). The Company recognized share option expense of $10.7 million (2021: $2.4 million, 2020: $1.9 million) during the year ended December 31, 2022.
The fair value of equity-settled share options granted during the period was estimated, using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

	2022	2021	2020
Dividend yield (%)	—	—	—
Expected volatility (%)	73.0% - 87.1%	73.2% -76.4%	73.0% - 87.2%
Risk-free interest rate (%)	0.52% - 3.11%	0.03% - 1.72%	0.07%- 0.91%
Expected life of options (year)	10	10	10

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of comparable listed companies in the same industry. The weighted average share price was $19.4468 used in the share option fair value valuation model during the year ended December 31, 2022.
As at December 31, 2022, the Company had 9,179,778 share options outstanding under the Scheme. The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 9,179,778 additional ordinary shares of the Company, an additional share capital of $918 and a share premium of $65.5 million (before issue expenses).
At the date of approval of these financial statements, the Company had 9,179,778 share options outstanding under the share option scheme, which represented approximately 2.8% of the Company's shares in issue as at that date.
28. RESTRICTED SHARE UNITS
The Company operates a RSU scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Eligible participants of the Scheme include the Company’s directors, including independent non-executive directors, and employees of any member of the Company. The RSU Scheme became effective on May 26, 2020 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date. The RSU Scheme has a performance vesting condition and is subject to forfeiture if the participants cannot meet certain performance target set by the board of directors.
The movement in the number of RSUs outstanding for the year ended December 31, 2022, 2021 and 2020 was as follows:

	2022
	Number of RSU	Weighted average grant date fair value
	’000	US$ per unit
Outstanding at January 1	2,601	15.1808
Granted during the year	2,200	20.5695
Vested during the year	(915)	15.1354
Forfeited during the year	(500)	17.3746
Outstanding at December 31	3,386	18.3704

	2021
	Number of RSU	Weighted average grant date fair value
	’000	US$ per unit
Outstanding at January 1	1,113	15.3409
Granted during the year	2,133	15.0120
Vested during the year	(349)	15.2420
Forfeited during the year	(296)	14.4913
Outstanding at December 31	2,601	15.1808
The weighted-average remaining contractual life for outstanding RSUs granted under the RSU Scheme was 7.86 and 8.16 as of December 31, 2022 and 2021, respectively.
The fair value of the awarded shares was calculated based on the market price of the Company’s shares at the respective grant date.
For the year ended December 31, 2022, the fair value of the RSUs granted during the period was $45.3 million ($20.570 each), of which the Company recognized RSU expense of $23.6 million.

For the year ended December 31, 2021, the fair value of the RSUs granted during the period was $32.0 million ($15.012 each), of which the Company recognized RSU expense of $17.8 million.
For the year ended December 31, 2020, the fair value of the RSUs granted during the period was $17.5 million ($15.364 each), of which the Company recognized RSU expense of $2.9 million.
At the date of approval of these financial statements, the Company had 3,386,305 RSUs outstanding under the RSU Scheme, which represented approximately 1.0% of the Company's ordinary shares in issue as at that date.
29. RESERVES
The amounts of the Company’s reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity of the consolidated financial statements.
The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of operations with a functional currency other than US$.
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and reserve funds of the Company’s PRC subsidiaries, totaling $81.8 million and $71.9 million as at December 31, 2022 and 2021, respectively.
30. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
(a)Major non-cash transactions
For the year ended December 31, 2022 and 2021, the Company had non-cash additions to collaboration interest-bearing advanced funding of $130.3 million and $119.7 million which was received through the deduction of other payables to a collaborator.
For the year ended December 31, 2022 and 2021, the Company had non-cash fair value gain of $20.9 million and non-cash fair value loss of $6.2 million of warrant liability.
For the year ended December 31, 2021, the Company had non-cash prepayment of $1.5 million in exchange of research and development service from Nanjing Probio Biotech Co., Ltd. and Jiangsu GenScript Probio Biotech Co., Ltd.
For the years ended December 31, 2022, 2021 and 2020, the Company had non-cash additions to right-of-use assets of $23.2 million, $0.7 million and $0.5 million, and lease liabilities of $23.7 million, $0.7 million and $0.5 million, in respect of lease arrangements for buildings, respectively.

For the years ended December 31, 2022, 2021 and 2020, the Group had non-cash additions to collaboration prepaid leases included in the other payables and accruals for the assets leased from the collaboration partner of $26.50 million $7.6 million and $5.2 million, respectively, and had non-cash additions to property, plant and equipment included in other payables and accruals of $5.1 million, $6.7 million and $8.6 million, respectively.
For the year ended December 31, 2020, the Company had non-cash fair value loss of $80.0 million of convertible redeemable preferred shares.

(b)Changes in liabilities arising from financing activities

	Convertible redeemable preferred shares	Other payables to related parties	Lease liabilities
	US$’000	US$’000	US$’000
At January 1, 2022	—	—	2,504
Additions of lease liabilities	—	—	23,703
Changes from financing cash flows	—	—	(2,596)
Disposal	—	—	—
Interest expense	—	—	527
Interest paid classified as operating cash flows	—	—	(527)
Foreign exchange movement	—	—	(9)
At December 31, 2022	—	—	23,602
At January 1, 2021	—	—	3,373
Additions of lease liabilities	—	—	678
Changes from financing cash flows	—	—	(1,419)
Disposal	—	—	(68)
Interest expense	—	—	142
Interest paid classified as operating cash flows	—	—	(142)
Foreign exchange movement	—	—	(60)
At December 31, 2021	—	—	2,504
At January 1, 2020	—	4	6,085
Additions of lease liabilities	—	—	(437)
Changes from financing cash flows	160,450	(4)	(2,602)
Interest expense	—	—	195
Interest paid classified as operating cash flows	—	—	(195)
Fair value loss of the convertible redeemable preferred shares	79,984	—	—
Conversion to ordinary shares	(240,434)	—	—
Foreign exchange movement	—	—	327
At December 31, 2020	—	—	3,373
(c)Total cash outflow for leases
The total cash outflow for leases included in the statement of cash flows is as follows:

	2022	2021	2020
	US$’000	US$’000	US$’000
Within operating activities	527	142	195
Within financing activities	2,596	1,419	2,602
Short-term leases	1,132	182	69
Total	4,255	1,743	2,866
31. COMMITMENTS AND CONTINGENCIES
(a)Capital commitments
The Company had the following capital commitments at the end of the year:

	2022	2021	2020
	US$’000	US$’000	US$’000
Construction in progress	22,706	25,897	33,637

(b)Loss contingencies
In September 2021, a former employee elected to enter into arbitration against Legend USA with the American Arbitration Association, claiming such former employee was discriminated against due to her gender and wrong fully terminated in retaliation for engaging in alleged protected activity. The former employee demanded Legend USA to pay damages of approximately $3.0 million for alleged lost pay, lost equity, damage to reputation, emotional distress and other related losses.
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

(c) Lease contingency

We are party to a lease with Janssen under which we expect to lease an approximately 106,000 square foot manufacturing facility from Janssen located in Raritan, New Jersey. That lease will become effective and recorded as a lease on a future date contingent on the U.S. Food and Drug Administration’s approval of our Biologics License Application for cilta-cel, which we referred to as the Facility Transition Date. For this facility, which we collaboratively operate with Janssen, we continue to invest in manufacturing, quality, information technology and distribution capabilities to support the launch of CARVYKTI.
32. RELATED PARTY TRANSACTIONS

Company	Relationship
Nanjing GenScript Biotech Co., Ltd. (formerly named as Nanjing Jinsirui Biotechnology Co., Ltd.)	Company controlled by the ultimate holding company
Jiangsu GenScript Biotech Co., Ltd.	Company controlled by the ultimate holding company
Genscript USA Incorporated	Company controlled by the ultimate holding company
Genscript USA Holdings Inc	Company controlled by the ultimate holding company
Genscript Biotech (Netherlands) B.V.	Company controlled by the ultimate holding company
Nanjing Probio Biotech Co., Ltd.	Company controlled by the ultimate holding company
Jiangsu GenScript Probio Biotech Co., Ltd.	Company controlled by the ultimate holding company
Genscript Netherlands	Company controlled by the ultimate holding company
Genscript Biotech Corporation (“GenScript”)	Company controlled by the ultimate holding company
Genscript Probio USA Inc.	Company controlled by the ultimate holding company
(a)In addition to the transactions detailed elsewhere in the consolidated financial statements, the Company had the following transactions with related parties during the year:
(i)Licensing of patents to related parties:

	2022	2021	2020
	US$’000	US$’000	US$’000
Nanjing Probio Biotech Co., Ltd.	—	3,019	—
The sale was generated from an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates.
(ii)Sales-based royalties from related parties:

	2022	2021	2020
	US$’000	US$’000	US$’000
Nanjing Probio Biotech Co., Ltd.	328	405	—

The sale was generated from sales-based royalties related to the exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates.
(iii)Purchases from related parties:

	2022	2021	2020
	US$’000	US$’000	US$’000
Nanjing GenScript Biotech Co., Ltd.	6,174	9,615	4,162
Jiangsu GenScript Probio Biotech Co., Ltd	1,306	334	—
Genscript USA Incorporated	1,028	786	424
Genscript USA Holdings Inc	380	—	—
Nanjing Probio Biotech Co., Ltd.	237	21	—
Jiangsu GenScript Biotech Co., Ltd	51	146	41
GenScript Probio USA Inc.	8	—	—
Genscript Netherlands	5	6	—
Total	9,189	10,908	4,627
The transactions were made according to the price and terms agreed with related parties.
(iv)Shared services:
During the years ended December 31, 2022, 2021 and 2020, Nanjing GenScript Biotech Co., Ltd. provided certain accounting, legal, IT and administrative shared services to the Company for a consideration of $1.6 million, $1.6 million and $3.3 million, respectively.
(v)Compensation fee for termination of service agreement:

	2022	2021	2020
	US$’000	US$’000	US$’000
Jiangsu GenScript Biotech Co., Ltd.	—	2,666	—
In May 2021, pursuant to a settlement agreement between the Company and Jiangsu GenScript Biotech Co., Ltd., the Company incurred compensation charges for the termination of a service agreement related to the design and construction of a lab facility.
(vi)Financing from follow-on public offering, net of issuance cost

	2022	2021	2020
	US$’000	US$’000	US$’000
Genscript Biotech Corporation	—	84,600	—
Genscript purchased 4,500,000 ordinary shares, in the form of ADSs issued as part of the follow-on public offering on December 20, 2021, at the same price as these shares issued to the public (note 26).
(vii)Lease contract guarantee
In 2018, Legend Ireland entered into a copy property lease agreement with a third party in Dublin with lease period from 2018 to August 2028. Genscript provided a guarantee on Legend Ireland’s payment obligations under the lease agreement for nil consideration.

(b)Outstanding balances with related parties:
The Company had the following significant balances with its related parties at the end of the year:
(i)Due from related parties

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Trade receivables
Nanjing Probio Biotech Co., Ltd.	90	409

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Other receivables
Nanjing GenScript Biotech Co., Ltd.	321	243
Genscript USA Incorporated	16	19
Jiangsu Genscript Biotech Co., Ltd	3	—
Total	340	262

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Prepayment
Nanjing Probio Biotech Co., Ltd.	251	274
Jiangsu GenScript Probio Biotech Co., Ltd	21	925
Total	272	1,199
(ii)Due to related parties.

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Trade payables
Nanjing GenScript Biotech Co., Ltd.	935	2,301
Genscript USA Incorporated	134	46
Jiangsu GenScript Biotech Co., Ltd	93	1
Nanjing Probio Biotech Co., Ltd.	21	22
Total	1,183	2,370

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Other payables
Nanjing GenScript Biotech Co., Ltd.	2,435	3,293
GenScript USA Incorporated.	58	50
Jiangsu Genscript Biotech Co., Ltd	7	—
Jiangsu Genscript Probio Biotech Co., Ltd	4	—
Nanjing Probio Biotech Co., Limited	3	—
Genscript Netherlands	1	—
Total	2,508	3,343

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Lease liabilities
Genscript USA Holdings Inc	427	—
Nanjing GenScript Biotech Co., Ltd.	205	286
Total	632	286
Except for lease liabilities with incremental borrowing rates between 5.14% and 7.94% repayable over 5 years, all other related party balances are unsecured and repayable on demand and interest free.
(iii)Compensation of key management personnel of the Company:

	2022	2021	2020
	US$’000	US$’000	US$’000
Equity-settled share-based compensation expense	3,582	2,907	529
Short-term employee benefits	2,170	1,942	1,733
Termination payment	—	—	774
Total	5,752	4,849	3,036
33. FINANCIAL INSTRUMENTS BY CATEGORY
The carrying amounts of each of the categories of financial instruments as at the end of each of the reporting periods are as follows:
As at December 31, 2022
Financial assets

	Financial assets at amortized cost	Financial assets at value through profit or loss
	US$’000	US$’000
Trade receivables	90	—
Financial assets included in prepayments, other receivables and other assets (note 17)	43,029	—
Financial assets measured at fair value through profit and loss	—	185,603
Time deposits	54,016	—
Pledged deposits	1,270	—
Cash and cash equivalents	786,031	—
Total	884,436	185,603
Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at fair value
	US$’000	US$’000
Trade payables	32,893	—
Warrant liability	—	67,000
Financial liabilities included in other payables and accruals (note 21)	10,960	—
Collaboration interest-bearing advanced funding	260,932	—
Lease liabilities	23,602	—
Total	328,387	67,000

As at December 31, 2021
Financial assets

Financial assets at amortized cost
US$’000
Trade receivables	50,410
Financial assets included in prepayments, other receivables and other assets (note 17)	1,067
Financial assets at amortized cost	29,937
Lease receivables	94
Time deposits	168,225
Pledged deposits	1,444
Cash and cash equivalents	688,938
Total	940,115
Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at fair value
	US$’000	US$’000
Trade payables	7,043	—
Warrant liability	—	87,900
Financial liabilities included in other payables and accruals (note 21)	16,867	—
Collaboration interest-bearing advanced funding	120,462	—
Lease liabilities	2,504	—
Total	146,876	87,900
34. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS
Management has assessed that the fair values of cash and cash equivalents, pledged deposits, time deposits, financial assets included in prepayments, other receivables and other assets, trade receivables, trade payables and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.
The Company’s finance department headed by the finance manager is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance department reports directly to the finance manager. At each reporting date, the finance department analyzed the movements in the values of financial instruments and determined the major inputs applied in the valuation. The valuation was reviewed and approved by the finance manager. The valuation process and results are discussed with the directors once a year for annual financial reporting.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following table illustrates the fair value measurement hierarchy of the Company’s financial instruments:
Asset measured at fair value:

As at December 31, 2022
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through profit or loss	185,603	—	—	185,603
Financial assets measured at fair value consists of money market funds.

Liability measured at fair value:

As at December 31, 2022
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Warrant liability	—	67,000	—	67,000
The following table lists the inputs to the binominal model used for the fair value valuation of warrant liability:

December 31, 2022
Underlying stock price	$24.96
Volatility	62.3%
Risk free rate	3.8% - 4.7%
Dividend	0%

As at December 31, 2021
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Warrant liability	—	87,900	—	87,900
The following table lists the inputs to the binominal model used for the fair value valuation of warrant liability:

December 31, 2021
Underlying stock price	$23.31
Volatility	70.5%
Risk free rate	0.58%
Dividend	0%
During the year ended December 31, 2022, 2021 and 2020, there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.
35. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Company’s principal financial instruments comprise cash and cash equivalents, pledged deposits, time deposits, financial assets measured at amortized cost, prepayments, other receivables and other assets, and financial liabilities included in other payables and accruals. The main purpose of these financial instruments is to raise finance for the Company’s operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.
The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarized below.
Interest rate risk
As at December 31, 2022, the Company's exposure to the risk of changes in interest rates primarily relates to the Company's Funding Advances with a floating interest rate as disclosed in note 25 to the consolidated financial statements. As at December 31, 2022, management considered that any reasonable changes in the interest rate would not have significant impact on the interest expense from the Funding Advances. Accordingly, no sensitivity analysis for interest rate risk is presented.
Foreign currency risk
The Company has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies. Approximately 0.3% in 2022 (2021 and 2020: 54% and nil) of the Company’s sales were denominated in currencies other than the functional currencies of the operating units making the sale.
As at December 31, 2022, 2021 and 2020, the Company had no outstanding foreign currency forward exchange contract. At present, the Company does not intend to seek to hedge its exposure to foreign exchange fluctuations. However, management constantly monitors the economic situation and the Company’s foreign exchange risk profile and will consider appropriate hedging measures in the future should the need arise.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the Euro ("EUR") and RMB exchange rate against US$, with all other variables held constant, of the Company’s loss before tax (due to changes in the fair values of monetary assets and liabilities).

	Increase/ (decrease) in the rate of foreign currency	Decrease/ (increase) in loss before tax
	%	US$’000
Year ended December 31, 2022
If US$ strengthens against RMB	5	1,314
If US$ weakens against RMB	(5)	(1,314)
If US$ strengthens against EUR	5	(1,441)
If US$ weakens against EUR	(5)	1,441
Year ended December 31, 2021
If US$ strengthens against RMB	5	1,215
If US$ weakens against RMB	(5)	(1,215)
If US$ strengthens against EUR	5	(3,086)
If US$ weakens against EUR	(5)	3,086
Year ended December 31, 2020
If US$ strengthens against RMB	5	678
If US$ weakens against RMB	(5)	(678)
If US$ strengthens against EUR	5	(817)
If US$ weakens against EUR	(5)	817
Credit risk
The Company trades only with recognized and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Company’s exposure to bad debts is not significant. For transactions that are not denominated in the functional currency of the relevant operating unit, the Company does not offer credit terms without the specific approval of the Head of Credit Control.
The credit risk of the Company’s other financial assets, which comprise cash and cash equivalents, pledged deposits, financial assets measured at amortized cost and other receivables, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments. Further quantitative data in respect of the Company’s exposure to credit risk arising from trade receivables and other receivables are disclosed in notes 16 and 17 to the consolidated financial statements, respectively.
Since the Company trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by debtor. The Company had certain concentrations of credit risk with respect to trade receivables, which are disclosed in note 16 to the consolidated financial statements.
Liquidity risk
The Company monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial investments and financial assets (e.g., trade receivables and other financial assets) and projected cash flows from operations.

The maturity profile of the Company’s financial liabilities as at the end of the reporting period, based on contractual undiscounted payments, is as follows:

As at December 31, 2022
	Less than 1 years	Over 1 years	Total
	US$’000	US$’000	US$’000
Trade payables	32,893	—	32,893
Other payables and accruals	10,960	—	10,960
Warrant liability	67,000	—	67,000
Collaboration interest-bearing advanced funding	—	260,932	260,932
Lease liabilities	3,966	23,193	27,159
Total	114,819	284,125	398,944

As at December 31, 2021
	Less than 1 years	Over 1 years	Total
	US$’000	US$’000	US$’000
Trade payables	7,043	—	7,043
Other payables and accruals	16,867	—	16,867
Warrant liability	87,900	—	87,900
Collaboration interest-bearing advanced funding	—	120,462	120,462
Lease liabilities	911	1,708	2,619
Total	112,721	122,170	234,891
Note: Pursuant to the terms of the license and collaboration agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits for the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. The Company’s management estimated the loan will not be recouped by the collaborator within one year.
Capital management
The primary objectives of the Company’s capital management are to safeguard the Company’s ability to continue as a going concern and to maintain a strong credit rating and healthy capital ratios in order to support its business and maximize shareholders’ value.
The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the reporting periods.
The Company monitors capital using a gearing ratio, which is total liabilities divided by total assets. The gearing ratios as at the end of each year were as follows:

	December 31, 2022	December 31, 2021
	US$’000	US$’000
Total liabilities	586,651	353,521
Total assets	1,330,963	1,119,465
Gearing ratio	44%	32%

36. APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 28, 2023.