Form 20-F
period 2023-12-31
Legend Biotech Corp
filed 2024-03-19
CIK 1801198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
363,822,069 ordinary shares, par value $0.0001 per share, were issued and outstanding as of December 31, 2023
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note-checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
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
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).
☐
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

LEGEND BIOTECH CORPORATION
FORM 20-F ANNUAL REPORT
i

CERTAIN INFORMATION
In this Annual Report on Form 20-F (this “Annual Report”), unless otherwise indicated or the context otherwise requires, “Legend Biotech” refers to Legend Biotech Corporation, a Cayman Islands holding company, “PRC subsidiaries” refer to Legend Biotech’s subsidiaries incorporated in the PRC (as defined below) and “we,” “us,” “our,” and the “Company” refer to Legend Biotech and its consolidated subsidiaries. References to “GenScript” or “Genscript” refer to Genscript Biotech Corporation, our largest shareholder.

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

This Annual Report contains translations of Renminbi ("RMB") amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. Unless otherwise noted, translations of RMB amounts into U.S. dollars in this Annual Report are made based on an exchange rate of RMB 7.08 to $1.00, which is the exchange rate as of December 31, 2023 as published by the People’s Bank of China.
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
1

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
•potential effects of treatment with CARVYKTI and resulting regulatory investigations or label updates;
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
•our ability to achieve specified milestones under our collaboration with Janssen Biotech, Inc., a Johnson & Johnson company ("Janssen") for cilta-cel or under other collaboration and license agreements we have entered into;
1

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
•our financial performance;
•our ability to consistently maintain effective internal control over financial reporting;
•changes in tax laws and the resolution of tax contingencies resulting in additional tax liabilities;
•the period over which we estimate our existing cash and cash equivalents will be sufficient to fund our future operating expenses and capital expenditure requirements;
•the impact of United States or foreign laws and regulations on the Company’s operations, including the impact of tariffs; and
•the effect of epidemics and pandemics, rising inflation rates, geopolitical tensions, the failure and instability of financial institutions, or other world events' disruptions on our business, including, without limitation, our ability to manage the demand, supply and operational challenges associated with the actual or perceived effects of such disruptions.
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

The forward-looking statements made in this Annual Report relate only to events or information as of the date on which the statements are made. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this Annual Report on Form 20-F and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

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
Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities may take measures having influence on our operations where we are not or might not be compliant with PRC laws or regulations, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC governmental authorities have recently indicated an intent to exert more oversight and control over offerings that are conducted outside of the PRC and/or investment by non-PRC investors in issuers with operations in China. Any such action could result in actions taken against the assets of our PRC subsidiaries, which could materially and adversely affect our operations in the PRC, and could significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline. In addition, the implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, our shareholders and our business face potential uncertainty from actions taken by the PRC governmental authorities affecting our business in the PRC.
The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future.
Recently, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted outside of the PRC and/or investment by non-PRC investors in issuers with operations in China, and initiated a series of regulatory actions and made a number of public statements, including cracking down on illegal activities in the securities market, enhancing supervision over companies with operations in China to be listed outside of the PRC, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. As a result, risks to our business arise from, among other things, the complex and evolving PRC legal system, frequent changes in laws, regulations and government policies, uncertainties, difficulties or delays in obtaining regulatory approvals or completing filing procedures for listing on a non-PRC stock exchange or conducting certain business activities and increasing oversight on cybersecurity and data privacy related to the PRC government’s recently issued statements and instituted regulatory actions and could result in actions taken against the assets of our PRC subsidiaries, which could materially and adversely affect our operations in the PRC, and could significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline.
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

Legend Biotech is a holding company with no operations of its own. We conduct our operations through our subsidiaries, including our PRC subsidiaries. If the PRC government deems that any of our business operations carried out by our PRC subsidiaries should be restricted or prohibited from non-PRC investment in the future, we may be required to stop our business operations in the PRC and we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline. As we have incurred net losses and negative cash flow from operations historically, none of our subsidiaries have declared or paid any dividends or distributions to Legend Biotech or any investors as of the date of this Annual Report. Instead, we have primarily relied on upfront and milestone payments and interest-bearing borrowings from Janssen under our collaboration and license agreement (the "Janssen Agreement"), proceeds from public offerings and private placements of equity securities, and capital contributions from GenScript to fund business operations of our operating subsidiaries. All the net cash proceeds we receive from financial activities are first deposited in the bank account of Legend Biotech. The funds deposited into Legend Biotech’s accounts are then transferred through Legend Biotech’s applicable subsidiaries to each operating subsidiary to meet its working capital needs primarily through capital contributions or intercompany loans. For the year ended December 31, 2022, Legend Biotech transferred $430.0 million through such capital contributions or intercompany loans. For the year ended December 31, 2023, approximately $1.27 billion was transferred into Legend Biotech Ireland Limited, Legend Biotech's wholly-owned subsidiary, making it a full treasury center for Legend Biotech.
According to the Foreign Investment Law of the PRC and its implementing rules, which jointly established the legal framework for the administration of non-PRC-invested companies, a non-PRC investor may, in accordance with other applicable laws, freely transfer into or out of China its contributions, profits, capital earnings, income from asset disposal, intellectual property rights, royalties acquired, compensation or indemnity legally obtained, and income from liquidation, made or derived within the territory of RMB or any non-PRC currency, and any entity or individual shall not illegally restrict such transfer in terms of the currency, amount and frequency. According to the Company Law of the PRC and other PRC laws and regulations, our PRC subsidiaries may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its accumulated after-tax profits, if any, each year to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Where the statutory reserve fund is insufficient to cover any loss the PRC subsidiary incurred in the previous financial year, its current financial year’s accumulated after-tax profits shall first be used to cover the loss before any statutory reserve fund is drawn therefrom. Such statutory reserve funds and the accumulated after-tax profits that are used for covering the loss cannot be distributed to us as dividends. At their discretion, our PRC subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary reserve fund. See “—D. Risk Factors—Risks Related to Doing Business in China—Our business may be significantly affected by the newly enacted Foreign Investment Law and the “negative list”.
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

•Adverse side effects or other safety risks associated with CARVYKTI or any future products could limit the commercial profile of an approved label or result in significant negative consequences following marketing approval.
•We may not be able to successfully create our own manufacturing infrastructure for supply of our requirements of products for use in clinical trials and for commercial sale.
•We have limited sales experience and limited capabilities for marketing and market access. We expect to continue to invest significant financial and management resources to establish necessary capabilities and infrastructure to support our commercial needs. If we are unable to establish these commercial capabilities, we may be unable to generate sufficient revenue to sustain our business.
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

•Our inability to obtain or manufacture raw materials or key starting materials necessary for product manufacture, such as lentiviral vectors, would adversely affect the clinical development and commercialization of these products, which could, in turn, adversely affect our sales and profitability.
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
•Adverse side effects or other safety risks associated with our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, cause us to abandon product candidates, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval.
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
•PRC governmental authorities may take measures having influence on our operations, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.
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
•The impact of GenScript’s significant control over us as our largest shareholder.
•The more limited protections afforded to shareholders as a result of our status as a foreign private issuer.
Risks Related to Our Securities
•Risks associated with owning our ADSs, including volatility in our trading price due to our business and financial performance, potential tax consequences and risks from dilution of our ADSs and ordinary shares if we issue additional ADSs or other securities.

Risks Related to Commercialization of CARVYKTI and Our Other Product Candidates

We are substantially dependent on the commercial success of CARVYKTI. If we are unable to successfully commercialize CARVYKTI or experience significant delays in doing so, our business will be materially harmed.

We have only recently begun to commercialize cilta-cel and sell under the name CARVYKTI pursuant to the Janssen Agreement. Net trade sales for CARVYKTI for the year ended December 31, 2023 were approximately $500.0 million. Our ability to offset our losses and sustain our business, will be largely dependent upon sales of CARVYKTI . Our success as a company is substantially dependent on our ability to continue to generate revenue from the sales of CARVYKTI, which will depend on many factors, including but not limited to, our ability to:

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

•obtain adequate and timely supply of CARVYKTI, which may in the future be adversely affected by factors relating to our manufacturing capabilities, global pandemics, epidemics or endemics, geopolitical tension, global supply chain disruptions, failure of financial institutions, rising inflation and other world events;

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

As part of our collaboration with Janssen, we have established a manufacturing facility in the United States which currently produces commercial supply of CARVYKTI for the U.S. and European markets, and we anticipate using this facility to supply other countries if we obtain approvals in such countries. We are in the process of establishing manufacturing capabilities in Belgium for commercial supply in the EU and U.S. markets, and possibly additional markets. We also have manufacturing facilities in the United States, Belgium and China which are currently supplying cilta-cel for our clinical trials.

We will be conducting the manufacturing of cilta-cel globally, which requires that we expand the capacities at these sites as we begin commercialization in the applicable geographic regions following our receipt of marketing authorizations.
Our manufacturing and commercialization strategy is based on establishing a fully integrated vein-to-vein product delivery cycle. Over time, we expect to establish regional or zonal manufacturing hubs to service major markets to meet projected commercial needs. However, we are still in the process of constructing manufacturing facilities and pursuing the engagement of third-party contract manufacturing organizations ("CMOs") that will allow us to meet commercial sale quantities.
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
In addition, any significant disruption in the supply chain for starting materials necessary for our manufacturing processes could adversely affect our commercialization efforts. We source key materials from third party suppliers. There are a small number of suppliers for certain key materials that are used to manufacture our product and product candidates. We must compete with other market participants for the limited supply of such materials, which may result in increased costs. Moreover, supply chain constraints with respect to such starting materials may impact the execution of our commercialization efforts. Any such supply chain constraints would necessarily limit the commercial benefits that could be achieved from a broader distribution.
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

To address market demand for CARVYKTI, we and our collaboration partner Janssen have engaged and are continuing to engage and pursue the use of CMOs in order to supplement our clinical and commercial manufacturing capabilities and infrastructure. For example, in April 2023 we and Janssen entered into a Master Technology Transfer, Manufacturing and Clinical Supply Services Agreement for BCMA CAR-T Product with Novartis Pharmaceuticals Corporation (the “Novartis Clinical Supply Agreement”), to initiate technology transfer activities necessary for Novartis to manufacture cilta-cel for clinical development to supplement our manufacturing capabilities. We may be unable to enter into additional agreements with CMOs on acceptable terms or at all. Any planned use of CMOs with which we and Janssen have engaged or may engage could be delayed as we transfer our manufacturing technology to these CMOs, as these CMOs file for and await regulatory approval to manufacture CARVYKTI, and as these CMOs gain experience with our manufacturing technology and supply requirements. Furthermore, for any CMOs with which we and Janssen have engaged or may engage, production by these CMOs will be subject to the same risks and uncertainties as our manufacture of CARVYKTI. We may have less control over supply when compared with the facilities operated by us and Janssen, and the overall cost of goods for CARVYKTI may be higher as a result of such CMO engagements.
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

Having received FDA approval for CARVYKTI on February 28, 2022 and conditional approval from the European Commission on May 25, 2022, we remain at the early stages of commercializing CARVYKTI in the United States and Europe, with our collaborator Janssen, for the treatment of adults with relapsed or refractory multiple myeloma ("MM") who have received four or more prior lines of therapy (for commercialization in the United States), or three or more lines of therapy (for commercialization in Europe), in each case, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. While CARVYKTI has received marketing authorizations from a limited number of additional jurisdictions, it has not yet been commercially marketed outside the United States and Europe.

As CARVYKTI is our first approved product and the remainder of our product candidates are in clinical or preclinical development, we have limited experience as a commercial company and there is limited information about our ability to overcome many of the challenges encountered by companies commercializing products in the biopharmaceutical industry. To execute our business plan, in addition to successfully manufacturing marketing and selling of CARVYKTI, we, either individually or with a collaboration partner, will need to successfully:
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
Even if a potential product displays a favorable efficacy and safety profile in preclinical and clinical studies, market acceptance of the product will not be known until after it is launched. Our efforts, and the efforts of any of our collaborators, to educate the medical community and payors on the benefits of our products may require significant resources and may never be successful. These efforts may require more resources than are required by the conventional technologies marketed by certain of our competitors. Any of these factors may cause CARVYKTI, or any future products, to be unsuccessful or less successful than anticipated.
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
We currently expect to rely heavily on third parties—primarily, our collaboration partner, Janssen—to launch and market CARVYKTI. If Janssen does not commit sufficient resources to successfully commercialize CARVYKTI , we may be unable to generate sufficient product revenue to sustain our business.
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
Our potential CAR-T cell therapy competitors include:

•companies developing cell therapies targeting BCMA for the treatment of MM, including Allogene Therapeutics, Inc., Arcellx, Inc., Autolus Therapeutics plc, bluebird bio, Inc., Bristol-Myers Squibb, Co., Caribou Biosciences, Inc., CARsgen Therapeutics Holdings Limited, Celyad Oncology, Gracell Biotechnologies, Innovent Biologics, IASO Biotechnology, Poseida Therapeutics Inc., Novartis AG and Sana Biotechnology, Inc.;

•academic medical centers pursuing independent development of BCMA CAR-T technologies; and

•additional companies developing BCMA-targeted therapies for the treatment of MM, including Amgen, Inc., Regeneron Pharmaceuticals, Inc., GSK plc, Bristol-Myers Squibb Co., Johnson & Johnson (the parent company of Janssen, our collaboration partner for cilta-cel), AbbVie and Pfizer Inc.

Other than CARVYKTI, our product candidates are in early stages of development. Our competitors with development-stage programs may obtain marketing approval from the FDA, the National Medical Products Association (the "NMPA"), the European Commission, Japan’s Pharmaceuticals and Medical Devices Agency (“PMDA”) or other comparable regulatory authorities for their product candidates more rapidly than we do with respect to our development-stage product candidates, and they could establish a strong market position for either a product or a specific indication before we are able to enter the market.
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
We currently hold $10 million in product liability insurance coverage in the aggregate, with a per incident limit of $10 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we commercialize CARVYKTI, expand our clinical trials or if we commercialize additional product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.
Risks Related to Our Business

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We have historically incurred substantial net losses, including net losses of $518.3 million and $446.3 million for the years ended December 31, 2023 and 2022, respectively. At December 31, 2023, we had an accumulated deficit of $1,484.7 million. We expect our net losses to continue as a result of:

•our ongoing and planned research and development of cilta-cel for the treatment of relapsed and lenalidomide-refractory multiple myeloma ("RRMM");
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

As we commercialize CARVYKTI, our business may feel more of an impact from inflation. Among other things, competition for labor is becoming more acute, and we expect to experience increased labor costs as we hire employees to support our CARVYKTI commercialization efforts. In addition, inflation and higher energy costs may drive increased raw material and transportation costs. There is no assurance that we will be able to fully offset any cost increases through cost reduction programs or setting higher prices for our product or future products. If we generally are not able to set our pricing to sufficiently offset these increased costs or if increased costs and prolonged inflation continue, it could materially and adversely affect our business, operating results and profitability. In addition, volatility in certain commodity markets could significantly affect our production cost.
Risks Related to the Development of Our Product Candidates
With the exception of CARVYKTI, which was approved by the FDA on February 28, 2022 and has received marketing authorizations from a limited number of additional jurisdictions, all of our product candidates are in clinical development or in preclinical development. If we are unable to continue to advance CARVYKTI and to advance our other product candidates through clinical development, obtain regulatory approval and ultimately successfully commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

While our first product, CARVYKTI, was approved by the FDA on February 28, 2022 for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody and has received marketing authorizations from a limited number of additional jurisdictions, our success depends, in part, on our ability to continue to advance the development of CARVYKTI in earlier lines of MM treatment. In collaboration with Janssen, we have completed a Phase 1b/2 trial in RRMM patients in United States and Japan (CARTITUDE-1) and are currently conducting a Phase 2 trial of cilta-cel in RRMM patients in China (CARTIFAN-1). In November 2019, we and Janssen began enrolling an aggregate of approximately 157 patients in a Phase 2 multicohort trial of cilta-cel in the United States, EU, Israel and Saudi Arabia (CARTITUDE-2) in patients with MM in various clinical settings such as in early relapse patients or as a front-line therapy. In addition, the Phase 3 CARTITUDE-4 clinical trial, enrolling approximately 400 patients including sites in the United States, EU, Australia, Japan and Israel was initiated in June 2020. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in Revlimid-refractory MM. On January 27, 2023 we announced that CARTITUDE-4 met its primary endpoint of showing a statistically significant improvement in progression-free survival (PFS) compared to standard therapy at the study’s first pre-specified interim analysis. The study has been unblinded following the recommendation of an independent data monitoring committee. Applications seeking expanded labeling consistent with the CARTITUDE-4 findings are under review by FDA and the CAT, although advisory committee meetings occurring in the first half of 2024 could recommend against approval of expanded labeling, and even if favorable recommendations are made, regulatory authorities may decide against approval for these applications. We also initiated the Phase 3 CARTITUDE-5 clinical trial during August 2021, targeting enrollment at approximately 650 patients, including sites in the United States, EU, Canada, Australia, Korea and Japan. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in newly diagnosed MM patients for whom hematopoietic stem cell transplant is not planned as an initial therapy. Furthermore, a Phase 3 CARTITUDE-6 clinical trial was initiated in October 2023, targeting enrollment at approximately 750 patients, including sites in EU, Australia, Korea, and Israel. This clinical trial will compare treatment with cilta-cel to treatment of autologous stem cell transplant (ASCT) in newly diagnosed MM patients. There is no assurance that these or any other future clinical trials for cilta-cel will be successful or will generate further positive clinical data, and we may not receive additional marketing approval from the FDA or other regulatory agencies for cilta-cel.

In addition to cilta-cel, we have a broad portfolio of earlier-stage autologous CAR-T product candidates targeting various cancers, including Non-Hodgkins Lymphoma (NHL), acute lymphoblastic leukemia (ALL), gastric cancer, esophageal cancer, pancreatic cancer, colorectal cancer, hepatocellular carcinoma, small cell lung cancer, and non-small cell lung cancer. We are also developing allogeneic gamma delta CAR-T and allogeneic CAR-NK product candidates targeting BCMA for MM, which are currently in investigator-initiated Phase 1 clinical trials in China. Additionally, we are developing an autologous CAR-T product candidate targeting GPC3 for non-small cell lung cancer (NSCLC) and an autologous CAR-T product candidate targeting GCC for colorectal cancer that are in preclinical development. There is no assurance that these or any other future clinical trials of our product candidates will be successful or will generate positive clinical data, and we may not receive marketing approval from the FDA or other regulatory agencies, for any of our product candidates. There can be no assurance that the FDA will permit the Investigational New Drug ("IND") applications for our product candidates to go into effect in a timely manner or at all. Without an IND, we will not be permitted to conduct clinical trials in the United States.
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
Our proprietary, next-generation cell preparation technologies, our modular approach for CAR-T, gamma delta CAR-T and CAR-NK and our manufacturing platform for our product candidates, represent emerging approaches to cancer treatment that face significant challenges and hurdles.
We have concentrated our primary research and development efforts on our CAR-T, gamma delta CAR-T and CAR-NK cell therapies using our expertise in tumor biology and cell programming, and our future success is highly dependent on the successful development and manufacture of our product candidates. With the exception of our first product, CARVYKTI, which was approved by the FDA on February 28, 2022 for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody and which has received marketing authorizations from a limited number of additional jurisdictions, we do not currently have any approved products, nor do we have any commercialized products. As with other targeted therapies, off-tumor or off-target activity could delay development or require us to reengineer or abandon a particular product candidate. Because cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:
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
Additionally, because our technology involves the genetic modification of patient cells ex vivo, we are subject to additional regulatory challenges and risks, including:
•regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. To date, only six CAR-T cell therapy products that involve the genetic modification of patient cells have been approved in the United States and the European Union, and five have been approved in China;
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
Our business is substantially dependent on our ability to further advance the development of CARVYKTI, obtain regulatory approval for cilta-cel in other jurisdictions and for additional indications, obtain regulatory approval of our other product candidates, and successfully commercialize CARVYKTI and, if approved, our other product candidates. We cannot commercialize product candidates in the United States without first obtaining regulatory approval for the product from the FDA; similarly, we cannot commercialize product candidates in countries outside the United States without obtaining regulatory approval from comparable regulatory authorities in relevant jurisdictions, such as the NMPA in China, the European Commission, on the basis of the technical / scientific opinion issued by the European Medicines Agency ("EMA"), in the European Union and the PMDA in Japan. Before obtaining regulatory approvals for the commercial sale of any product candidate for a particular indication, we must demonstrate with substantial evidence gathered in preclinical and clinical studies that the product candidate is safe and effective for that indication and that the manufacturing facilities, processes and controls comply with regulatory requirements with respect to such product candidate. Prior to seeking approval for any of our product candidates, we will need to confer with the FDA, the NMPA, the EMA, the PMDA and other regulatory authorities regarding the design of our clinical trials and the type and amount of clinical data necessary to seek and gain approval for our product candidates.
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
•failure to obtain approval of the manufacturing processes of our facilities, including an inability for regulatory authorities to conduct any required inspections of our facilities, whether due to geopolitical conflict, such as the ongoing Russia-Ukraine conflict and Israel-Hamas conflict, or travel restrictions;
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

While cilta-cel has received orphan drug designation and breakthrough therapy designation from the FDA, has been granted access to the Priority Medicines ("PRIME") scheme from the EMA, and received confirmation that the product is eligible for accelerated assessment, our development strategy may also include the use of additional expedited pathways, such as through the accelerated or contingent approval pathway. Depending on results of the preclinical and clinical trials in our other product candidates, we may also pursue such status for those candidates. There is no certainty that our product candidates will qualify for breakthrough therapy, orphan drug designation, or obtain or maintain access to the PRIME scheme, nor can we assume that the clinical data obtained from trials of our product candidates will be sufficient to qualify for any expedited approval program.
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
Results from preclinical studies are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. While we have received positive data from previously completed and ongoing clinical trials of cilta-cel in RRMM, we are still in the process of conducting additional clinical trials in the

United States, Japan, several countries in the EU, Canada, Australia, Argentina, Brazil, Israel, and Korea in order to seek regulatory approvals. Our other product candidates are in earlier stages of development. For that reason, we do not know whether these candidates will be effective and safe for the intended indications in humans. Our product candidates may fail to show the desired safety and efficacy in clinical development despite positive results in preclinical studies or having successfully advanced through initial clinical trials. This failure to establish sufficient efficacy and safety could cause us to abandon clinical development of our product candidates.
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
Adverse side effects or other safety risks associated with CARVYKTI or our product candidates could delay or preclude approval, cause us to suspend or discontinue clinical trials, cause us to abandon product candidates, limit the commercial profile of an approved label or result in significant negative consequences following marketing approval.
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

In the Phase-1 LEGEND-2 clinical trial, CRS was observed in 91.9% of patients, with grade 3 or higher CRS observed in 9.5% of patients. Total CAR-T cell neurotoxicity of any grade was observed in one patient. No grade 3 or higher neurotoxicity events were reported. At a median follow up of approximately 48 months, there were 34 reported deaths during the Phase 1 LEGEND-2 clinical trial: 28 due to disease progression, one due to CRS and tumor lysis syndrome, one due to pulmonary embolism and potential acute coronary syndrome, one due to respiratory failure associated with subsequent therapy, one due to esophageal carcinoma, and two due to infection. In the Phase 1b/2 CARTITUDE-1 clinical trial, CRS was reported in 95% of patients, with grade 3 or higher CRS observed in 5% of patients. Total CAR-T cell neurotoxicity of any grade was observed in 21.6% of patients, with grade 3 or higher neurotoxicity observed in 12.3% of patients. At a median follow up of approximately 33 months, there were 35 reported deaths during the Phase 1b/2 CARTITUDE-1 trial: 17 due to disease progression, six due to treatment-related adverse events as assessed by the investigator, and 12 due to adverse events unrelated to treatment.
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
For example, in December 2023, the FDA approved a label update for CARVYKTI to include additional efficacy and safety information from longer-term follow-up (median duration of 28 months) of the CARTITUDE-1 study.
In this CARVYKTI label update, the following sentence was added to the Boxed Warning of the U.S. Prescribing Information: “Secondary hematological malignancies, including myelodysplastic syndrome and acute myeloid leukemia, have occurred following treatment with CARVYKTI.” In addition, in November 2023, the FDA announced that it was investigating a serious safety signal of T-cell malignancies identified in patients who received treatment with BCMA-directed or CD19-directed autologous CAR-T cell immunotherapies. The FDA considered this information to be ‘new safety information’ and that it is applicable to all currently approved BCMA-directed and CD19-directed genetically modified autologous CAR-T cell immunotherapies, including CARVYKTI. In January 2024, the FDA announced that it has determined that new safety information should be included in the labeling of all BCMA- and CD19-directed genetically modified autologous CAR-T cell immunotherapies, including CARVYKTI.

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

Furthermore, for any CMOs with which we and Janssen have engaged or may engage, production by these CMOs will be subject to the same risks and uncertainties we encounter with respect to our manufacturing facilities and our manufacture of CARVYKTI.
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
See “Risks Related to Doing Business in China” for additional risks related to our operations in China.
We will need to grow the size of our organization, and we may experience difficulties in managing this growth.
As of December 31, 2023, we had approximately 1,800 full-time employees. As our development and commercialization plans progress and strategic plans expand and develop, and as we mature as a public company, we expect to need additional managerial, operational, financial and other personnel, including personnel to support our product development and both current and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:
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

Recruiting and retaining qualified managerial, financial, scientific, advisory, clinical, commercialization, manufacturing, and sales and marketing personnel, will be critical to our success. The loss of the services of members of our senior management or other key employees or advisors could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. Furthermore, replacing members of our senior management and key employees may be difficult and may take an extended period of time because of the limited number of individuals in our industry with the breadth of skills and experience required to successfully develop, gain regulatory approval of and commercialize our product candidates. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers, as well as junior, mid-level and senior scientific and medical personnel. Competition to hire from this limited candidate pool is intense, and we may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high-quality personnel, our ability to pursue our growth strategy will be limited.
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
•regulatory risks, including approvals and clearances that may be required by the Committee for Foreign Investment in the United States or antitrust authorities; and
•our inability to generate revenue from acquired technology sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.
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
In the ordinary course of business, we collect, store, and transmit (collectively “process”) sensitive information, including but not limited to intellectual property, proprietary business information, and personal information such as health-related data. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such sensitive information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our sensitive information.

Our internal information technology systems and those of our current and any future third-party vendors, collaborators and other contractors or consultants may be vulnerable to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware, (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, earthquakes, fires, floods, terrorism, war and telecommunication, electrical failures and other similar threats. In particular, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. In addition, a breach or disruption of our systems could occur as a result of an intentional or unintentional action or lack of action by a person inside of our network with authorized access. We may not be able to anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

While we have not experienced any significant system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations or a loss of, or damage to, our data or applications, or those of our third-party vendors and other collaborators, contractors and consultants, it could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information, significant delays or setbacks in our research, or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur significant liability, our competitive position could be harmed, our reputation could be damaged, and the further development and commercialization of our product candidates could be delayed. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. In addition, any such event that leads to unauthorized access, use, or disclosure of personal information, including sensitive information regarding our customers or employees, could compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information. The costs related to significant security breaches or disruptions could be material and we cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

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

In the ordinary course of business, we maintain and process, and our third-party vendors, collaborators, contractors and consultants maintain and process on our behalf, personal data, and other sensitive information in connection with our commercialization and development activities and our employees. Our data processing activities may, subject us to the numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and safety security policies, contractual requirements and other obligations relating to data privacy and security. Any actual or perceived failure by us, our third- party vendors, collaborators, contractors and consultants to comply with applicable data privacy and security obligations could result in government enforcement actions (e.g. investigations, fines , penalties, audits, inspections, and similar actions); litigation (including class-action claims), additional reporting requirements and oversight; bans on processing personal data; orders to destroy or not use personal data; fines; imprisonment of company officials and public censure; claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

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
The Measures for Cyber Security Review (2021) were published by the Cyberspace Administration of China (“CAC”) and 12 other relevant PRC government authorities on December 28, 2021 and became effective on February 15, 2022. These measures provide that, among other things, (i) if a “network platform operator” that possesses personal information of more than one million users intends to go public in a country other than Greater China, it must apply for a cyber security review with the cyber security review office; and (ii) the relevant PRC governmental authorities may initiate cyber security review if they determine certain network products, services, or data processing activities affect or may affect national security.

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

In May 2018, the General Data Protection Regulation (the "EU GDPR"), took effect in the European Economic Area (the "EEA"), where we have growing operations. Further, the United Kingdom has implemented a legislation similar to the EU GDPR, the ("UK GDPR"), including the UK Data Protection Act. The EU and UK GDPR govern the collection, use, disclosure, transfer or other processing of personal data of persons who are in the EU or in the UK. Among other things, the EU and UK GDPR impose requirements regarding the security of personal data and notification of data processing obligations to the competent national data protection authorities, establish a limited range of lawful bases on which personal data can be processed, expand the definition of personal data and requires changes to informed consent practices, as well as more detailed notices for clinical trial subjects and investigators. In addition, the EU and UK GDPR, impose substantial fines for breaches and violations. For example, under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million euros or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests.

In the ordinary course of business, we may transfer personal data from the EEA, United Kingdom and other jurisdictions to the United States or other countries. The EEA, United Kingdom and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the EEA and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and United Kingdom to the United States in compliance with law, such as the EEA and United Kingdom’s standard contractual clauses, and the EU-U.S. Data Privacy Framework (which allows for transfers for relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States.

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
In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these constantly evolving laws can be subject to varying interpretations. For example, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), establish specific requirements related to the privacy, transmission, and security of individually identifiable health information, that constitutes protected health information. Enforcement of HIPAA and its regulations can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources.
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

In the previous fiscal years ended December 31, 2022 and December 31, 2021, we identified material weaknesses in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise if we fail to maintain an effective system of internal controls, which may result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations.

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

For fiscal-year ended December 31, 2023, we remediated the previously identified Material Weaknesses. Related to the 2021 Material Weakness, we implemented the following: (i) additional responsive review and monitoring controls for complex agreements, including the Janssen Agreement, which includes additional review by the Chief Financial Officer and other senior finance staff over critical accounting judgements and estimates, reporting and disclosures; (ii) expanded the capabilities of existing financial reporting personnel through specific continuous training and education in the application of IFRS standards, with a focus on complex agreements, including the Janssen Agreement; (iii) hired additional financial reporting & technical accounting personnel as well as a Corporate Controller with relevant and appropriate IFRS accounting experience, including complex agreements. We also engaged additional external resources to aid and supplement our internal resources in executing this remediation plan. Related to the 2022 Material Weakness, we implemented the following: (i) we implemented a governance, risk and compliance tool ("GRC tool"), which automated previously manual processes within our ITGC environment and was fully effective as of December 31, 2023, and which facilitates a more robust, timely, and precise execution of ITGCs, with a particular emphasis over privileged and regular user access and change management controls over key IT systems that support our financial reporting processes. (ii) strengthened our IT governance, risk, and compliance oversight by adding additional personnel in in that function; (iii) developed and implemented additional training and awareness programs addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on user access; and (iv) strengthened the ITGC review processes, including user access reviews, by adding enhanced guidance on executing ITGCs and adding additional reviews. Based upon our successful implementation of the aforementioned new and enhanced controls, including testing and validating that the controls were operating effectively for a sufficient period of time, we have concluded that the Material Weaknesses were fully remediated as of fiscal year ended December 31, 2023.

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
Risks Related to Our Dependence on Third Parties
We depend upon our existing collaboration partner, Janssen, and other third parties, and we may depend upon future collaborators (including any licensees and licensors) to commit to the research, development, manufacturing and marketing of our product candidates.

We have a significant collaboration with Janssen for the development and commercialization of cilta-cel. In addition, in November 2023, we entered into a License Agreement with Novartis Pharma AG (the "Novartis License Agreement"), pursuant to which we granted Novartis an exclusive worldwide license to certain of our intellectual property rights in order to develop, manufacture, commercialize and otherwise exploit certain CAR-T cell therapies targeting Delta-like ligand protein 3 (“DLL-3”), including our existing autologous CAR-T cell therapy candidate, which we refer to as “LB2102.”

We may enter into additional collaborations (including licenses and related strategic agreements) for our other product candidates or technologies in development. We cannot control the timing or quantity of resources that our existing or future collaborators will dedicate to research, preclinical and clinical development, manufacturing or marketing of our products. Our collaborators may not perform their obligations according to our expectations or standards of quality. Our collaborators could terminate our existing agreements for a number of reasons, including a material breach of agreement or an unforeseen material safety event. If the Janssen Agreement were to be terminated, we could encounter significant delays or other impairments in the commercialization of CARVYKTI and further developing cilta-cel, lose the opportunity to earn any future revenue we expected to generate under the agreement, incur unforeseen costs, and suffer damage to the reputation of our products, product candidates and as a company generally.
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
•these agreements are subject to cancellation or non-renewal by our collaborators, or may not be fully complied with by our collaborators;
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
Furthermore, even though Janssen is required to diligently develop and commercialize cilta-cel, it is possible that Janssen will seek to prioritize other products in its portfolio over cilta-cel, including products that may treat conditions that are the same as or are similar to the conditions for which cilta-cel has either received marketing approval or for which we are conducting research for potential future marketing approvals. The development and commercialization of DLL-3 by Novartis will be subject to the same risks and uncertainties described above.

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
We have entered into the Janssen Agreement in respect of the development of cilta-cel. We received an upfront payment of $350.0 million from Janssen in 2018, and an additional $335.0 million in milestone payments through the date of this Annual Report. Janssen may not execute its obligations as planned or may refuse to honor their commitments under the Janssen Agreement. The non-performance of Janssen, early termination of the Janssen Agreement, or our inability to find new or replacement partners may negatively impact our revenue and research and development activities and funding therefore. Should any of these risks materialize, this would have an adverse effect on our business, prospects, financial condition and results of operations.
If we or our collaborators do not achieve our product development or commercialization objectives in the time frames we expect, we may not receive milestone, royalty or profit payments, and we may not be able to conduct our operations as planned.
We have received and expect to continue to receive payments from Janssen when we satisfy certain pre-specified milestones in the Janssen Agreement. We currently depend to a large degree on these milestone payments from Janssen in order to fund our operations. The milestone payments in the Janssen Agreement are generally dependent on the accomplishment of various clinical, regulatory, sales and other product development objectives. We may enter into new additional collaboration agreements that also provide for milestone payments. For example, pursuant to the Novartis License Agreement, we are eligible to receive from Novartis up to an aggregate of $1.01 billion in milestone payments upon achievement of specified clinical, regulatory and commercial milestones. The successful or timely achievement of many of these milestones is outside of our control, in part because some of these activities are being or will be conducted by our collaborators. If we or our collaborators fail to achieve the applicable milestones, we will not receive such milestone payments. A failure to receive any such milestone payment may cause us to:
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

Furthermore, we and our collaborators may, from time to time, disagree about whether a particular milestone payment under an agreement has been earned. Although the Janssen Agreement, the Novartis License Agreement and applicable law provide remedies for either party’s failure to perform its obligations, there can be no assurance that we will be paid milestones to which we believe we are entitled and any related dispute with our collaborators may result in a termination of the relevant agreement or otherwise impair our collaborations.

In addition, our share of any profits generated under the Janssen Agreement or any royalties we may receive under the Novartis License Agreement or under any other collaborations we may enter into in the future are dependent on the successful product development and commercialization of our product candidates.

Our failure to receive milestone payments or generate profits or royalties and the occurrence of any of the events above may have a material adverse impact on our business, prospects, financial condition and results of operations.
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
We have entered into, and may in the future enter into, collaboration agreements (including licenses and related strategic transactions) with third parties for the development and commercialization of our product candidates, which may adversely affect our ability to generate revenue.
We have entered into and may seek to enter into additional collaborations with third parties for the development and potential commercialization of our product candidates. Should we seek to collaborate with a third party with respect to a prospective development program, we may not be able to locate a suitable collaborator (including any licensee or licensor) or to enter into an agreement on commercially reasonable terms or at all. Even if we succeed in securing collaborators for the development and commercialization of our product candidates, such as the Janssen Agreement or the Novartis License

Agreement, we have limited control over the time and resources that our collaborators may dedicate to the development and commercialization of our product candidates. These collaborations pose a number of risks, including the following:
•collaborators may not have sufficient resources or decide not to devote the necessary resources due to internal constraints such as budget limitations, lack of human resources or a change in strategic focus;
•collaborators may believe our intellectual property is not valid or is unenforceable or the product candidate infringes on the intellectual property rights of others;
•collaborators may dispute their responsibility to conduct development and commercialization activities pursuant to the applicable collaboration, including the payment of related costs or the division of any revenue;
•collaborators may decide to pursue a competitive product developed outside of the collaboration arrangement;
•collaborators may not be able to obtain, or believe they cannot obtain, the necessary regulatory approvals; or
•collaborators may delay the development or commercialization of our product candidates in favor of developing or commercializing another party’s product candidate.
Thus, collaborations may not lead to development, regulatory approval, or successful commercialization of product candidates in the most efficient manner or at all. Some collaboration agreements are terminable without cause on short notice. Once a collaboration agreement is signed, it may not lead to regulatory approval and commercialization of a product candidate. We also face competition in seeking out collaborators. If we are unable to secure new collaborations that achieve the collaborator’s objectives and meet our expectations, we may be unable to advance our product candidates and may not generate meaningful revenue.
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

•HIPAA, as amended by HITECH, and their respective implementing regulations, which impose obligations on “covered entities,” including certain healthcare providers, health plans, and healthcare clearinghouses, and their respective “business associates” that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity, as well as their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Additionally, HITECH, among other changes, also established four new tiers of civil monetary penalties; amends HIPAA to make business associates of covered entities directly liable for compliance with certain requirements of the federal HIPAA laws and gave state attorneys general new authority to bring civil actions for damages or injunctions on behalf of state residents in the appropriate district court of the United States for violations of the federal HIPAA laws and in the case of any successful action, the court, in its discretion, may award the costs of the action and reasonable attorney fees to the State;
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

In addition, other federal health reform measures have been proposed and adopted in the United States that may impact reimbursement by Medicare or other government healthcare programs. For example, as a result of the Budget Control Act of 2011, providers are subject to Medicare payment reductions of 2% per fiscal year and, due to subsequent legislative amendments to the statute, will remain in effect until 2032 unless additional Congressional action is taken. Any reduction in reimbursement from Medicare or other government healthcare programs may result in a similar reduction in payments from private payors, or private payors may independently reduce reimbursement under their health plans.

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services ("HHS") released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers. Implementation of the new rebate safe harbor has been delayed until January 2032. It is unclear whether the rebate rule will ultimately be withdrawn or modified prior to the January 2032 effective date. The likelihood of implementation of, or willingness to defend, any of the other reform initiatives is uncertain. In addition, the IRA includes a provision requiring the Secretary of HHS to negotiate prices with drug companies for a small number of single-source brand-name drugs or biologics without generic or biosimilar competitors that are covered under Medicare Part D (starting in 2026) and Part B (starting in 2028). The number of drugs subject to price negotiation will be 10 Part D drugs for 2026, another 15 Part D drugs for 2027, another 15 Part D and Part B drugs for 2028, and another 20 Part D and Part B drugs for 2029 and later years. These drugs will be selected from among the 50 drugs with the highest total Medicare Part D spending and the 50 drugs with the highest total Medicare Part B spending. The law establishes an upper limit for the negotiated price for a given drug or biologic and specifies factors the Secretary of HHS is required to consider when negotiating these upper pricing limits. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. The IRA also imposes rebates under Medicare Part B and Medicare Part D that penalize manufacturers for price increases that outpace inflation. Further in response to the Biden administration’s October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the CMS Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

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

The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.

There has been increasing public focus by investors, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. We may experience pressure to make commitments relating to sustainability matters that affect us, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability. If we are not effective in addressing environmental, social and other sustainability matters affecting our business, or setting and meeting relevant sustainability goals, our reputation and financial results may suffer. In addition, we may experience increased costs in order to execute upon our sustainability goals and measure achievement of those goals, which could have an adverse impact on our business and financial condition.

In addition, this emphasis on environmental, social and other sustainability matters has resulted and may result in the adoption of new laws and regulations, including new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.
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

In China, intellectual property laws are constantly evolving, with efforts being made to improve intellectual property protection in China. For example, on June 1, 2021, an amendment to the PRC Patent Law went into effect introducing patent extensions to eligible innovative drug patents and on January 20, 2024, the implementing rules under this amendment became effective. As such, patents owned by third parties may be extended, which may in turn affect our ability to commercialize our products (if approved) without facing infringement risks. The adoption of the amendments may enable the patent owner to submit applications for a patent term extension. The length of any such extension is uncertain. If we are required to delay commercialization for an extended period of time, technological advances may develop and new products may be launched, which may render our product non-competitive. We also cannot guarantee that other changes to Chinese intellectual property laws would not have a negative impact on our intellectual property protection.

In European countries, as in other countries, intellectual property laws are constantly evolving. As an example, the Unitary Patent and the Unified Patent Court became operational on June 1, 2023 and introduces uncertainties in the pharmaceutical patent landscape within all participating European countries. We cannot guarantee the enforceability of patents in this new patent and court system and face new centralized challenges to patents that could render patents unenforceable across participating member states, introducing a new risk to our patent portfolio in Europe. We cannot guarantee that other changes to European intellectual property laws would not have a negative impact on our intellectual property protection.
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
We expect to rely on trademarks as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. Except for the Chinese trademark for cilta-cel, we have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for our product candidates. Once we select trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks and we may not have adequate resources to enforce our trademarks.
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

On October 17, 2020, the SCNPC promulgated the Biosecurity Law of the PRC (the "Biosecurity Law") which will become effective from April 15, 2021. The new law, among other things, restates relevant approval or pre-registration requirements of HGR collection, preservation, utilization and external provision, as provided in the HGR Regulation. Moreover, the promulgation of the new law, which takes the form of national law, further demonstrates the commitments of protecting China HGR and safeguarding state biosecurity by the PRC government.

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

The Chinese economy differs from the economies of most developed countries in many respects, including a higher level of government involvement, and the ongoing development of a market-oriented economy.
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
Moreover, the PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to a significant degree of interpretation by PRC regulatory agencies and courts. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future.
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
PRC governmental authorities may take measures having influence on our operations at any time, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

The PRC government may take measures having influence on our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from PRC authorities to continue to operate our business in the PRC, which could adversely affect our business, financial condition and results of operations, as well as adversely impact the value of the ADSs, causing them to significantly decline in value. Furthermore, recent statements made by the PRC government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in issuers with operations in China like us. Any such action, once taken by the PRC government, could result in action taken by the PRC against our PRC subsidiaries and could significantly limit, delay or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline.
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
If our British Virgin Island subsidiary and our Hong Kong subsidiary are considered as non-resident enterprises and our Hong Kong subsidiary is considered as a Hong Kong resident enterprise under the Double Tax Avoidance Arrangement and is determined by the competent PRC tax authority to have satisfied relevant conditions and requirements, then the dividends paid to our Hong Kong subsidiary by its PRC subsidiaries may be subject to the reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. In addition, based on the Announcement of the State Administration of Taxation on Issues Relating to Beneficial Owner in Tax Treaties, effective from April 1, 2018, under certain conditions a company cannot be defined as a beneficial owner under the treaty and thus are not entitled to the above mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. If we are required under the PRC Enterprise Income Tax Law to pay income tax for any dividends we receive from our subsidiaries in China, or if our Hong Kong subsidiary is determined by PRC government authority as receiving benefits from reduced income tax rate due to a structure or arrangement that is primarily tax-driven, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders.
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

Our business may be significantly affected by the newly enacted Foreign Investment Law and the “Negative List”.

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

As of the date of this Annual Report, there has been no official interpretation of the scope of “human stem cell or gene diagnostic and therapeutic technologies” specified in the Negative List and the application of this regulation remains unclear. The Encouraged Industry Catalogue for Foreign Investment (2022) (the “2022 Encouraged Industry Catalogue”), which was promulgated by the MOFCOM and the NDRC, became effective on January 1, 2023, provides that foreign investment is encouraged in the development and production of cell therapy drugs except in areas where foreign investment is prohibited. Further, on November 30, 2021, the CDE published the Technical Guidelines for Non-clinical Research and Evaluation of Gene Therapy Products (Trial) (the “Technical Guidelines for Gene Therapy Products”), and Technical Guidelines for Non-clinical Research of Gene Modified Cell Therapy Products (Trial) (the “Technical Guidelines for Gene Modified Cell Therapy Products”), which became effective as of the date of promulgation. The Technical Guidelines for Gene Therapy Products provides that it is applicable to gene therapy products other than genetically modified cells therapy products, and genetically modified cells therapy products, such as CAR-T cell therapy products, shall refer to the Technical Guidelines for Gene Modified Cell Therapy Products, which was formulated according to the Technical Guidelines for the Research and Evaluation of Cell Therapy Products (Trial).

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

At various times during recent years, the United States and China have had significant disagreements over monetary, economic, political, environmental and social issues, and future relations between these two countries may deteriorate.Various Chinese entities, including certain biotechnology companies and CMOs in China, have been or may become, the subject of trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit the ability to work with such entities. Changes in political conditions and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business, operating results and financial condition. Any deterioration in political or trade relations could harm our business. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively do business in the United States and China. For example, President Biden recently issued an Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern that seeks to prohibit or restrict specific types of commercial transactions involving “bulk sensitive personal data,” including (1) personal identifiers; (2) personal financial data; (3) personal health data (as defined under HIPAA); (4) precise geolocation data; (5) biometric identifiers; and (6) human genomic data, between U.S. persons and “countries of concern,” including China. If there is no lawful manner for us to transfer such data to China, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as the United States) at significant expense and increased exposure to regulatory actions.
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

We are entitled to rely on a provision in the Nasdaq’s corporate governance rules that allows us to follow Cayman Island’s corporate law with regard to certain corporate governance matters. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq. For example, corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance or compensation committee. Currently, our board of directors consists of a majority of independent directors and we have a nominating and corporate governance and compensation committee. We currently rely on foreign private issuer exemptions to Nasdaq Rules 5605(d) and 5605(e), as currently only two of the three members of each of our compensation committee and nominating and corporate governance committee are independent directors. Additionally, we may in the future rely on additional foreign private issuer exemptions, including exemptions allowing for less than a majority of our board of directors to consist of independent directors, and so fewer board members would be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a “foreign private issuer”, and therefore is not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our “foreign private issuer” status if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our “foreign private issuer” status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer. In addition, members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Since shareholder rights under Cayman Islands law differ from those under U.S. law, you may have difficulty protecting your shareholder rights.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Third Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our Third Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. As a foreign private issuer, we are permitted to defer to home country practice with respect to certain corporate governance matters under the Nasdaq listing rules. For example, the Cayman Islands does not require a majority of our board to consist of independent directors or the implementation of a nominating and corporate governance or compensation committee. We currently rely on foreign private issuer exemptions to Nasdaq Rules 5605(d) and 5605(e), as currently only two of the three members of each of our compensation committee and nominating and corporate governance committee are independent directors. As a result of these foreign private issuer exemptions available to us, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our controlling shareholders than they would as public shareholders of a company incorporated in the United States or one that was fully subject to the Nasdaq corporate governance rules. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, please refer to Exhibit 2.4 filed with this Annual Report.
Provisions in our Third Amended and Restated Memorandum and Articles of Association may prevent or frustrate attempts by our shareholders to change our management and hinder efforts to acquire a controlling interest in us, and the market price of our ADSs may be lower as a result.
There are provisions in our Third Amended and Restated Memorandum and Articles of Association that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change of control was considered favorable by you and other shareholders. For example, our Board has the authority to issue up to 1,000,000 shares of an additional class or classes of shares, which could include preference shares. The Board can fix the price, rights, preferences, privileges, and restrictions of the other classes of shares without any further vote or action by our shareholders. The issuance of such shares may delay or prevent a change of control transaction. As a result, the market price of our ADSs and the voting and other rights of our shareholders may be adversely affected. An issuance of other classes of shares may result in the loss of voting control to other shareholders.
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
•concerns regarding the safety of our product, product candidates or CAR-T cells in general, including updates required to be made to the Boxed Warning for CARVYKTI;
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
We have never declared or paid a dividend on our ordinary shares in the past, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. Therefore, holders of our ordinary shares and ADSs should not rely on an investment in these securities to provide dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or out of the credit standing in our company’s share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may, subject to our Third Amended and Restated Memorandum and Articles of Association, by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. As a result, capital appreciation, if any, on our ADSs and ordinary shares will be the sole source of gains for the foreseeable future for the holders of these securities. These factors could harm the value of our ADSs.
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
Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our initial public offering, follow-on offerings, and other fundraising activities in our business. Based on our operating history and the composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ending December 31, 2023. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will or will not be considered a PFIC in any taxable year, including the current taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending December 31, 2023, and also expresses no opinion with regard to our expectations regarding our PFIC status for the current or future taxable years.
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

If a U.S. Holder (as defined below under “Material Income Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders”) is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of our ordinary shares, including ordinary shares represented by ADSs, such U.S. Holder may be treated as a “United States shareholder” with respect to each controlled foreign corporation in our group (if any). A non-U.S. corporation generally will be classified as a controlled foreign corporation for U.S. federal income tax purposes if United States shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. The determination of controlled foreign corporation status is complex and includes attribution rules, the application of which is not entirely certain. Because our group includes at least one U.S. subsidiary, attribution rules could cause all of our non-U.S. subsidiaries to be treated as controlled foreign corporations.

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

ITEM 4. INFORMATION ON THE COMPANY
A.History and Development of the Company
Our legal name is Legend Biotech Corporation and our commercial name is Legend Biotech. Our company was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Act (As Revised) of the Cayman Islands. Legend Biotech is a Cayman Islands holding company incorporated as a Cayman Islands exempted company and not a Chinese operating company. We operate through our operating subsidiaries located primarily in the United States, PRC and EU. Our operations in the PRC, in addition to our business presence elsewhere in the world, are enabled by our subsidiaries based therein.
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
Our capital expenditures for the years ended December 31, 2023, 2022, and 2021 amounted to $104.0 million, $70.3 million, and $44.5 million, respectively. These expenditures primarily consisted of property, plant and equipment and intangible assets. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditure in 2024 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made in the United States, EU and China, where our principal manufacturing and research and development facilities are currently located.
The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and can be accessed at www.sec.gov. We maintain a corporate website at www.legendbiotech.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this Annual Report.
B.Business Overview

We are primarily a global, clinical-stage biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 1,800 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel, or cilta-cel (referred to as LCAR- B38M for purposes of our LEGEND-2 trial), is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen, for the treatment of multiple myeloma (“MM”). Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in relapsed and refractory multiple myeloma (“RRMM”) patients with a manageable safety profile.

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

On June 5, 2023, we announced study closeout results from the CARTITUDE-1 clinical trial, studying cilta-cel in the treatment of RRMM, which were presented at the 2023 ASCO Annual Meeting.

In our Phase 1b/2 CARTITUDE-1 trial, longer-term results in 97 patients with RRMM continued to show a high overall response rate (“ORR”) of 98%. After 27.7 months of follow-up, 83% of patients treated with cilta-cel achieved a stringent complete response, or sCR, which was higher than the 67% sCR rate reported at a median of approximately 1 year of follow up. Furthermore, 95% of patients achieved a very good partial response (“VGPR”), or better. At study closeout with a median follow-up of 33.4 months, median duration of response (DOR) was 33.9 months, median progression-free survival (PFS) was 34.9 months and median overall survival (OS) was not reached. An estimated 62.9% of patients were alive at the 3-year follow-up. Of the 61 patients evaluable for minimal residual disease (“MRD”), 91.8% were MRD-negative at the 10-5 cutoff threshold. The 30 month PFS rates in patients with 12-month sustained MRD negativity and 12-month sustained MRD-negative ≥CR were 75% and 79%, respectively. The longer-term data showed no new events of CRS reported since the median approximate 1 year follow up. One new case of signs and symptoms of parkinsonism, previously termed movement and neurocognitive treatment-emergent adverse events (“AEs”), was observed at the 27.7-month median follow-up with no additional cases at study closeout.

We also presented longer-term data from our Phase 2 multicohort CARTITUDE-2 trial at various scientific congresses in 2023. The CARTITUDE-2 trial was designed to evaluate the safety and efficacy of cilta-cel in various clinical settings for patients with MM. Updated data from Cohort A of the trial was presented at the 65th American Society of Hematology Meeting in 2023. Cohort A examined the efficacy and safety of cilta-cel in 20 patients with progressive multiple myeloma after 1-3 prior lines of therapy and who are lenalidomide-refractory. At a longer median follow-up of approximately 30 months, patients experienced early and deep responses with a manageable safety profile consistent with the CARTITUDE-1 trial. MRD negativity among MRD-evaluable patients at the 10-5 sensitivity threshold was 100% (17/17 patients). ORR was 95%, which included 90% of patients achieving complete response (“CR”) or better and 95% achieving VGPR or better. The median time to first response was one month and the median time to best response was 3.25 months. The 24-month PFS and OS rate was 75%.

Cohort B included 19 patients with early relapse after initial therapy with a PI, and IMiD, defined as progression within 12 months after autologous stem cell transplant (“ASCT”) or from the start of anti-MM therapy for patients who have not had ASCT. Data showed early and deep responses with a manageable safety profile. At a median follow-up of 28 months, MRD negativity among MRD-evaluable patients was 93% (14/15 patients). ORR was 100%, which included 90% of patients achieving CR or better and 100% of patients achieving VGPR or better. The median time to first response was .95 months and the median time to best response was 5.1 months. The 24-month PFS and 24-month OS rates were 73% and 84%, respectively.

Data from Cohort C of the CARTITUDE-2 trial was also presented at the 20th International Myeloma Society Annual Meeting and Exposition in 2023. Cohort C included 20 patients with prior exposure to a proteasome inhibitor (“PI”), immunomodulatory drug (“IMiD”), anti-CD38 monoclonal antibody (mAb), and non-cellular BCMA-targeting therapy including an antibody-drug conjugate (“ADC”) or bispecific antibody (“BsAb”). At a median follow-up of 18 months, ORR was 60% for the full cohort of ADC and BsAb exposed patients, which included 55% of patients achieving VGPR or better. Median duration of response was 12.3 months and median PFS was 9.1 months for the full cohort.

The safety profile seen in CARTITUDE-2 Cohorts A, B, and C were consistent with data previously reported from CARTITUDE-1. CRS occurred in 95% of patients in Cohort A, 84% of patients in Cohort B, and in 60% of patients in Cohort C, which were mostly grades 1/2 with median time to onset of 7 to 8 days post-infusion and median duration of approximately 3 to 5.5 days.

Additionally, CARTITUDE-4, our Phase 3 trial evaluating cilta-cel versus pomalidomide, bortezomib, and dexamethasone (PVd) or daratumumab, pomalidomide, and dexamethasone (DPd) for the treatment of adult patients with relapsed and lenalidomide-refractory multiple myeloma who received one to three prior lines of therapy, met its primary endpoint of showing a statistically significant improvement in PFS compared to standard therapy at the trial's first pre-specified interim analysis. At a median follow-up of 15.9 months, the median progression-free survival was not reached in the cilta-cel group and was 11.8 months in the standard-care group (hazard ratio, 0.26; 95% confidence interval 0.18 to 0.38; P<0.001). The trial has been unblinded following the recommendation of an independent data monitoring committee. Progression-free survival at 12 months was 75.9% in the cilta-cel group and 48.6% in the standard care group. More patients in the cilta-cel group than in the standard-care group had an overall response (84.6% vs. 67.3%), a complete response or better (73.1% vs. 21.8%), and an absence of minimal residual disease (60.6% vs. 15.6%). Death from any cause for the cilta-cel group and standard care group was reported in 39 patients and 46 patients, respectively. Most patients reported grade 3 or 4 adverse events during treatment. Among the 176 patients who received cilta-cel in the as-treated population, 134 (76.1%) had CRS (grade 3 or 4, 1.1%; no grade 5), 8 (4.5%) had ICANS (all grade 1 or 2), 1 had movement and neurocognitive symptoms (grade 1), 16 (9.1%) had cranial nerve palsy (grade 2, 8.0%; grade 3, 1.1%), and 5 (2.8%) had CAR-T–related peripheral neuropathy (grade 1 or 2, 2.3%; grade 3, 0.6%).

In 2023, we also released five-year follow-up data from LEGEND-2, the longest follow-up for any BCMA-targeted CAR-T cell therapy study investigating LCAR-B38M, the same CAR construct to cilta-cel, showed a median OS of 55.8 months, with 16.2% of patients with heavily pretreated MM remaining disease-free. At the data cut-off, median follow-up in the LEGEND-2 study was 65.4 months. Seventy-four patients received LCAR-B38M, with a median of three prior lines of therapy; 35.7% of patients had high risk cytogenic profiles. In the study, the ORR was 87.8%, and 73% of patients achieved a CR. The median duration of response in the study was 23 months, and median PFS was 18 months at maturity, consistent with previously reported data. The rate of MRD-negative CR was 67.6%. No new CAR-T cell-related toxicities were reported in the analysis.

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

We have built our company around overcoming the challenges associated with CAR-T cell therapy development through deploying our fully-integrated, global cell therapy capabilities including in-house expertise on early-stage discovery, efficient clinical translation, manufacturing and commercialization to bring our pipeline of next-generation CAR-T product candidates to patients. We are leveraging our in-house antibody generation, coupled with our CAR-T specific functional screening capability, to add one or multiple tumor antigen binding sites on T cells. We seek to bridge the gap between discovery research and patients by leveraging our relationships with clinicians and their ability to conduct investigator-initiated clinical trials in top-tier hospitals in China without a formal investigational new drug (“IND”), process as part of the encouragement of innovation by the National Medical Products Administration (“NMPA”). We work with the clinicians and hospitals to conduct these trials in accordance with international standards to support future global regulatory filings and partnerships. We believe this strategy enables us to rapidly advance product candidates to patient populations with large unmet needs. To satisfy anticipated commercial demand in various geographies, we are building manufacturing facilities in the United States, EU and China. Furthermore, we will seek to make our products, if approved, widely available to cancer patients throughout the United States, Europe and Asia independently or through partnerships.

Taken together, we believe that our fully integrated approach will enable us to rapidly expand the use of CAR-T cell therapies.

Our lead product, cilta-cel, is an autologous CAR-T cell therapy that targets the BCMA, which is a highly expressed protein in a number of hematologic malignancies including MM. Autologous cells refer to the patient’s own cells. Following FDA’s approval of CARVYKTI, we are continuing to develop cilta-cel for potential further improvements in the treatment of MM. MM is a highly aggressive disease representing approximately 10% of all hematologic malignancies and 20% of deaths of hematologic malignancies worldwide. The American Cancer Society projects that 35,780 new cases of MM and 12,540 deaths will occur in the United States in 2024. Worldwide, there were an estimated 159,985 new cases of MM in 2018. Existing therapies include monoclonal antibodies, proteasome inhibitors and immunomodulatory agents, which generated aggregate sales of approximately $18 billion in 2018. Nevertheless, MM remains incurable and patients eventually relapse and become refractory to treatment. For example, median overall survival (“mOS”) in patients who have received at least three prior lines of therapy and are refractory to both an immunomodulatory drug and a proteasome inhibitor is only 13 months. The reported ORR for approved therapies for the population of heavily pre-treated and refractory patients with MM is 30% or less. Therefore, we believe there is a high unmet need for a therapy that provides an improved efficacy profile for a prolonged period of time.

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

In addition to the trials we are conducting to support our initial regulatory submissions, we are conducting multiple clinical trials to evaluate cilta-cel as an earlier line of therapy for MM. In November 2019, we and our strategic partner Janssen began enrolling an aggregate of approximately 160 patients in a Phase 2 multicohort trial of cilta-cel in the United States, EU, Israel and Saudi Arabia, which we refer to as CARTITUDE-2, in patients with MM in various clinical settings such as in early relapse patients or as a front-line therapy. Based on those results, we intend to explore expanding our investigation in those patient populations to potentially support regulatory approval submissions upon the agreement of regulatory agencies. In addition, the Phase 3 CARTITUDE-4 clinical trial, which includes approximately 400 patients in the United States, Europe, Australia, Japan, the Republic of Korea and Israel, completed enrollment during October 2021. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in Revlimid-refractory MM. On January 27, 2023 we announced that CARTITUDE-4 met its primary endpoint of showing a statistically significant improvement in PFS compared to standard therapy at the study’s first pre-specified interim analysis. These results were published in the New England Journal of Medicine. At a median follow-up of 15.9 months, the median progression free survival was not reached in the cilta-cel group and was 11.8 months in the standard-care group (hazard ratio, 0.26; 95% confidence interval 0.18 to 0.38; P<0.001). The trial has been unblinded following the recommendation of an independent data monitoring committee. Furthermore, we initiated the Phase 3 CARTITUDE-5 clinical trial during August 2021, targeting enrollment at approximately 650 patients, including sites in the United States, Europe, Canada, Australia, Korea and Japan. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in newly diagnosed MM patients for whom hematopoietic stem cell transplant is not planned as an initial therapy. Through a collaboration with the European Myeloma Network, we and Janssen initiated a Phase 3 CARTITUDE-6 clinical trial in October 2023, targeting enrollment at approximately 750 patients, including, but not limited to, sites in EU, Australia, Korea, and Israel. This clinical trial will compare treatment with cilta-cel to treatment of autologous stem cell transplant (ASCT) in newly diagnosed MM patients.

We have established a global collaboration with Janssen for cilta-cel, pursuant to which we share equally the development, production and commercialization costs and profits or losses in all areas other than mainland China, Hong

Kong, Macau and Taiwan, or Greater China, where we assume 70% of development, production and commercialization costs and retain or bear 70% of pre-tax profits or losses. We received an upfront payment of $350.0 million from Janssen in 2018, and an additional $335.0 million in milestone payments through December 31, 2023.

In addition to cilta-cel, we have a broad portfolio of earlier-stage autologous CAR-T product candidates targeting various cancers, including Non-Hodgkins Lymphoma (“NHL”), acute lymphoblastic leukemia (“ALL”), gastric cancer, esophageal cancer, pancreatic cancer, colorectal cancer, hepatocellular carcinoma, small cell lung cancer, and non-small cell lung cancer. We are also developing an allogeneic gamma delta CAR-T product candidate and an allogeneic CAR-NK product candidate targeting BCMA for MM, which are currently in investigator-initiated Phase 1 clinical trials in China. Our pipeline of product candidates is summarized in the table below.

In November 2023 we entered into the Novartis License Agreement. The Novartis License Agreement grants Novartis the exclusive worldwide rights to develop, manufacture and commercialize these cell therapies, and Novartis may apply its T-Charge™ platform to their manufacture. We received a $100 million upfront payment in January 2024 and will be eligible for an aggregate $1.01 billion additional clinical, regulatory and commercial milestone payments as well as tiered royalties.

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

•Expand our manufacturing capabilities. Our manufacturing facility in the United States that we operate with Janssen currently supplies CARVYKTI for the U.S and EU markets, and we anticipate using such facility to supply other countries if we obtain approvals in such countries. Cilta-cel for our clinical trials is currently supplied by our U.S. facility, one of our Belgium facilities and our facility in China. We intend to further expand the commercial-scale manufacturing capacities at our U.S. facility and are in the process of establishing manufacturing capabilities in Belgium for commercial supply in the EU and U.S. markets, and possibly additional markets. Moreover, with Janssen, we have engaged, and are continuing to engage and pursue the use of third party CMOs to supplement our clinical and commercial capabilities and infrastructure, including the Novartis Clinical Supply Agreement.
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

The two most common engineered ACTs, CAR-T cells and TCR-T cells are genetically modified cells that express either chimeric antigen receptors or naturally occurring T cell receptors (“TCRs”) that recognize antigens on a patient’s tumors. Other immune cell types can be engineered to express CAR constructs as well, including NK cells. Synthetic CAR receptors combine the specificity of a monoclonal antibody with cytotoxic and immune surveillance functions of a T cell and bind to extracellular antigens of cell-surface proteins overexpressed by cancer cells, thus enabling major histocompatibility complex-independent T cell activation. CD19 is an antigen overexpressed on lymphoma cancer cells. Anti-CD19 CAR-T cell therapies have demonstrated strong efficacy and, in some cases, curative potential in select relapsed or refractory B cell malignancies, ultimately leading to the FDA approvals of the first CAR-T therapies, Kymriah and Yescarta in 2017.
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
Our Approach

We have built our company around overcoming the challenges associated with cell therapy development through deploying our fully-integrated, global cell therapy capabilities including in-house expertise on early-stage discovery, efficient clinical translation, manufacturing and commercialization to bring our pipeline of next-generation product candidates to patients. We are leveraging our in-house antibody generation, coupled with our CAR-T and CAR-NK specific functional screening capability, to add one or multiple binding sites on immune cells. We seek to bridge the gap between discovery research and patient treatments by leveraging our long-term relationships with clinicians in China and their expertise to conduct investigator-initiated clinical trials in top-tier hospitals in China to rapidly advance product candidates to patient populations with large unmet needs. To satisfy anticipated commercial demand in various geographies, we have built a manufacturing facility in the United States and China and are in the process of establishing manufacturing capabilities in Belgium for commercial supply in the EU and U.S. markets, and possible additional markets. We will, moreover, continue to evaluate the use of third party CMOs to assist us in meeting commercial demand. Furthermore, we will seek to make our products, if approved, widely available to cancer patients globally, including in the United States, Europe and Asia. Taken together, we believe that our fully integrated approach will enable us to rapidly expand the use of cell therapies to meet the significant unmet need among patients.

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

Given our expertise and understanding of the significant differences in the regulatory environment for cell therapies in China compared to the United States, we have the potential to be a preferred partner for companies outside of China or those that are founded or controlled by entities outside of China to conduct scientific research using genetically modified cells in China. Following consultation, and subject to oversight by scientific advisory boards and ethical committees, clinicians in China can initiate clinical testing for experimental cell therapies at their hospitals without the requirement for clearance of a formal IND application by the NMPA as part of the NMPA’s encouragement of innovation. We work with clinicians and hospitals to conduct investigator-initiated trials in accordance with international standards to support future global regulatory filings and partnerships. This approach enables us to rapidly test our product candidates directly in patients. We also have established relationships with China-based key opinion leaders, regulatory bodies, institutional review boards, ethics committees and related entities involved in accelerating and monitoring clinical development of cell therapies.
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
Clinical-and Commercial Stage Manufacturing Expertise

We have assembled a clinical, manufacturing and commercial (“CMC”), team with extensive CAR-T process development and commercialization experience, many of whom have direct experience with commercial launch and manufacturing supply of marketed CAR-T products. We have current good manufacturing practices (“cGMP”), compliant manufacturing facilities in the United States and China that supply the clinical material for our trials for our pipeline programs, and our facility located in the United States also manufactures for commercial supply in the U.S. market. We are also in the process of establishing manufacturing facilities in the EU for future supply.
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
Our Programs
Cilta-cel for the Treatment of Multiple Myeloma

Cilta-cel is a CAR-T cell therapy that we are developing for the treatment of MM. In a Phase 1 first-in-human clinical trial (LEGEND-2), 74 RRMM patients were treated with LCAR-B38M CAR-T cells. With a median follow-up time of 65.4 months, the ORR was 87.8% including a CR rate of 73%. The median duration of response was 23.3 months and the median PFS was 18 months. Median OS was 55.8 months. At a median follow-up of 47.8 months, expected adverse events were reported in all patients in LEGEND-2, with CRS reported in 91.9% of patients, with grade 3 or higher CRS observed in 9.5% of patients. Total CAR-T cell neurotoxicity of any grade was observed in 1 patient. No grade 3 or higher neurotoxicity events were reported, and no new CAR-T cell-related adverse events were reported since the 48-month follow-up. At a median follow-up of 47.8 months, there were 34 reported deaths during the Phase 1 LEGEND-2 clinical trial: 28 due to disease progression, one due to CRS and tumor lysis syndrome, one due to pulmonary embolism and potential acute coronary syndrome, one due to respiratory failure associated with subsequent therapy, one due to esophageal carcinoma, and two due to infection. At a median follow-up of 65.4 months, 33 patients were alive of whom 12 were disease free at 5 years or greater after infusion.

Patients were measured for whether they achieved a CR, VGPR or a partial response (“PR”) in accordance with the International Myeloma Working Group (the “IMWG”) uniform response criteria for MM. The IMWG uniform response criteria has been utilized in registration studies of approved myeloma drugs. The IMWG uniform response criteria assesses efficacy of treatment options for myeloma and allows for a comparison of efficacy between treatment strategies in clinical trials, strict definitions for responses, as shown in the table below, and classifications to improve detail and clarify inconsistent interpretations across clinical trials.

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

In collaboration with Janssen, we are currently conducting a Phase 2 trial of cilta-cel in RRMM patients in China (CARTIFAN-1) and a Phase 1b/2 trial in RRMM patients in the United States and Japan (CARTITUDE-1). The CARTITUDE-1 Phase 1b/2 registrational trial has completed enrollment. For the Phase 1b portion of the CARTITUDE-1 trial, the primary endpoint was to characterize safety and establish the recommended Phase 2 dose and, for the Phase 2 portion, the primary endpoint was to evaluate efficacy by ORR. Secondary endpoints included efficacy, duration of and timing to response, progression-free survival, overall survival, pharmacokinetic and pharmacodynamic markers, and presence of anti-JNJ-4528 antibodies. In the United States, 97 patients were treated with cilta-cel in the combined Phase 1b/2 CARTITUDE-1 trial. At a median follow-up of 27.7 months (data as of January 11, 2022), the overall response rate was 97.9% with a sCR rate of 82.5%. At study closeout (median follow-up of 33.4 months; data as of October, 14, 2022), the median DOR was 33.9 months. The median PFS was 34.9 months for all patients and 38.2 months for patients with a complete response (CR) or better. The PFS rates for all patients at 30 months and 36 months were 54.2% and 47.5%, respectively. Median OS was not reached and an estimated 62.9% of patients were alive at the 3-year follow-up. At the 27.7 month median follow-up, the most common hematologic adverse events observed were neutropenia (95.9%), anemia (81.4%), thrombocytopenia (79.4%), leukopenia (61.9%) and lymphopenia (53.6%). With respect to adverse events of special interest, no new events of CRS were reported since the median approximate 1 year follow up. One new case of signs and symptoms of parkinsonism, previously termed movement and neurocognitive treatment-emergent AEs, was observed at the 27.7-month median follow-up. At a median follow-up of 33.4 months, there were no new neurotoxicity events were reported since the 27.7 month follow-up. A total of 26 second primary malignancies (“SPMs”) were reported during the study in 20 patients. Four new patients developed 6 new cases of SPMs since the 27.7 month median follow-up, including 2 cases of basal cell carcinoma, and 1 case each of myelodysplastic syndrome, B-cell lymphoma, melanoma, and prostate cancer. A total of 35 deaths occurred during the study with 17 due to progressive disease, 12 deaths due to adverse events unrelated to treatment, and 6 deaths due to adverse events related to treatment.

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
In 2017, we entered into a global collaboration with Janssen for cilta-cel, pursuant to which we share equally the development, production and commercialization costs and profits or losses in all areas other than Greater China, where we assume 70% of development, production and commercialization costs and retain or bear 70% of pre-tax profits or losses. We received an upfront payment of $350.0 million from Janssen in 2018, and an additional $335.0 million in milestone payments through December 31, 2023.
Background on Multiple Myeloma
MM is currently an incurable blood cancer that starts in the bone marrow and is characterized by an excess proliferation of a type of antibody-producing white blood cell called plasma cells. MM is the third most common blood cancer and represents approximately 10% of all cases and 20% of deaths of hematological malignancies. In 2018, there were 25,962 new cases of MM and 13,648 deaths in the United States, 48,297 new cases of MM and 30,860 deaths in Europe and 20,066 new cases of MM and 14,655 deaths in China. For 2024, the American Cancer Society estimates that about 35,780 new MM cases will be diagnosed and about 12,540 deaths are expected to occur in the United States.

Most people in the United States who are diagnosed with MM are 65 years old or older, with less than one percent of cases diagnosed in people younger than 35 years old. From 2013 to 2019, MM had a five-year relative survival rate of approximately 59.8% in the United States. Treatment choices for MM vary with the aggressiveness of the disease and overall health of the patients.

Newly diagnosed patients in good physical health with active disease generally receive high-dose chemotherapy followed by autologous hematopoietic stem cell transplantation (“HSCT”). When transplantation is not an option or if HSCT patients fail to achieve a CR, standard of care consists of systemic chemotherapy. The therapeutic landscape of MM has changed significantly in the past decade with the introduction of novel immunomodulatory agents, such as lenalidomide, marketed as Revlimid by Bristol-Myers Squibb, as well as monoclonal antibodies, such as daratumumab, marketed as Darzalex by Janssen, and proteasome inhibitors, including bortezomib, marketed as Velcade by Takeda and Janssen, and carfilzomib, marketed as Kyprolis by Amgen. Worldwide sales of drugs to treat MM were approximately $18 billion in 2018 with 63% of these sales in the United States.
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
Tissue distribution of BCMA, as determined using quantitative analysis of transcription levels, shows that BCMA is generally expressed only in lymphoid cells and not in other tissues in the body. The expression level of BCMA in plasmacytomas, or MM tumors, is hundreds to thousands of times higher than normal tissues, making BCMA a prime candidate for therapeutic agents directed against MM.

Published details of a third-party trial conducted by leading researchers at the U.S. National Institutes of Health report that treatment with anti-BCMA CAR-T cells yielded an ORR of 58% in a series of 24 RRMM patients and an ORR of 81% in a subset of 16 patients receiving the highest dose of 9 x 106 CAR-T cells/kg. These results provide preliminary evidence for the role that anti-BCMA CAR-T cells may play in the treatment of RRMM. We believe that there are opportunities to build upon these initial results in the development of next-generation CAR-T cell therapies.
Our Solution, Cilta-cel
Cilta-cel is a structurally differentiated autologous CAR-T cell therapy that targets BCMA. We used single-domain antibodies against BCMA that we isolated from llamas to design the cilta-cel CAR construct. Two BCMA binding domains, VHH1 and VHH2, were then linked to a T cell costimulatory domain from the 4-1BB protein, also known as CD137, and the CD3 zeta-chain to form the CAR construct.

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
Completed Clinical Results LEGEND-2 (China)

LEGEND-2 is a first-in-human investigator-initiated phase 1 study in China to evaluate the safety of LCAR-B38M CAR-T cells as well as provide initial proof-of-concept efficacy in patients with relapsed or refractory multiple myeloma. Patient enrollment in this study began in 2016 and accrued a total of 74 patients across four academic sites in China. Data from the four academic sites was previously reported in a 2022 Journal of Hematology & Oncology publication, and most recently at the 2023 American Society of Clinical Oncology Annual Meeting. At a median follow-up of 65.4 months, the overall median mPFS was 18 months with a 5-year PFS rate of 21.70%. The mOS was 55.8 months with a 5-year OS rate of 49.11%. In this study, LCAR-B38M displayed a safety profile that was generally consistent with other safety reports of BCMA-targeting CAR-T therapies. CRS and cytopenias were the most observed AEs in this study and no new CAR-T cell related toxicities were reported since the 48-month follow-up.
Ongoing Clinical Development

We obtained approval to conduct confirmatory clinical trial, CARTIFAN-1, through multiple centers in China in March 2018. Following the submission of an IND, which was cleared by the FDA in May 2018, we and Janssen are conducting the CARTITUDE-1, CARTITUDE-2, CARTITUDE-4, CARTITUDE-5 and CARTITUDE-6 (in collaboration with the European Myeloma Network (the “EMN”)) trials.

CARTIFAN-1 (China)

We are enrolling RRMM patients in a pivotal Phase 2 trial, which we refer to as CARTIFAN-1, involving 8 sites in China. The primary endpoint of this trial is ORR. In December 2022, we submitted a cilta-cel NDA to CDE in China based on available data from CARTIFAN-1.
CARTITUDE-1 (United States and Japan)

Together with Janssen, we have completed enrollment of patients in a Phase 1b/2 clinical trial of cilta-cel, across 17 sites in the United States and 4 sites in Japan and 97 patients had been dosed in the Phase 1b/2 trial in the United States. These 97 patients had failed a median of six prior lines of therapies (with a range of 3-18 prior lines of therapies). All patients were exposed to immunomodulatory drugs, proteasome inhibitors and anti-CD38 therapies, and 99% of patients were refractory to last line of therapy. For the Phase 1b portion of the CARTITUDE-1 trial, the primary endpoint was to characterize safety and establish the dose and for the Phase 2 portion, the primary endpoint was to evaluate efficacy by ORR. Secondary endpoints included efficacy, duration of and timing to response, progression-free survival, overall survival, pharmacokinetic and pharmacodynamic markers, and presence of anti-JNJ-4528 antibodies. For the CARTITUDE-1 trial, patients received cilta-cel infusion following apheresis and lymphodepletion with cyclophosphamide and fludarabine daily for three days. The median administered dose of cilta-cel was 0.71 x 106 CAR+ viable T cells/kg (range 0.51 – 0.95 x 106).

We have completed enrolling patients in the Phase 2 portion of the CARTITUDE-1 trial and the latest results from the combined Phase 1b/2 CARTITUDE-1 study were presented the 2023 ASCO Annual Meeting.

As of January 11, 2022 (median follow-up of 27.7 months), 97 patients with RRMM continued to show a high ORR of 97.9%, with 82.5% of patients achieving a sCR. At a median follow-up of 33.4 months (data as of October 14, 2022), median DOR was 33.9 months. The median PFS for all patients and patients with CR or better was 34.9 months and 38.2 months, respectively. The PFS rates for all patients at 30 months and 36 months were 54.2% and 47.5%, respectively. Median OS was not reached, and an estimated 62.9% of patients were alive at the 3-year follow-up. At the 27.7 month median follow-up, the most common hematologic adverse events of any grade were neutropenia (95.9%), anemia (81.4%), thrombocytopenia (79.4%), leukopenia (61.9%) and lymphopenia (53.6%). One new case of signs and symptoms of parkinsonism, previously termed movement and neurocognitive treatment-emergent AEs, was observed at the 27.7-month median follow-up and the longer-term data showed no new neurotoxicity events since the 27.7-month follow-up. A total of 26 second primary malignancies (SPMs) were reported in 20 patients. Four new patients developed six new cases of SPMs since the 27.7 month median follow-up, including 2 cases of basal cell carcinoma, and 1 case each of myelodysplastic syndrome, B-cell lymphoma, melanoma, and prostate cancer. A total of 35 deaths occurred during the study with 17 due to progressive disease, 12 deaths due to adverse events unrelated to treatment, and 6 deaths due to adverse events related to treatment.

*Presented at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting; June 2-6, 2023; Chicago, IL, USA & Virtual.

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

CARTITUDE-2 (United States, Belgium, France, Germany, Netherlands, Spain, Israel, Saudi Arabia)
We and Janssen began enrolling patients in November 2019 in a multi-cohort, open-label Phase 2 trial of JNJ-4528 in the United States, Europe, Israel and Saudi Arabia which we refer to as CARTITUDE-2. CARTITUDE-2 consists of the following eight cohorts, with enrollment of approximately 169 patients:

•Cohort A: Treatment of patients with progressive MM with cilta-cel after one to three prior lines of therapy
•Cohort B: Treatment of MM patients with cilta-cel with early relapse after a front-line therapy
•Cohort C: Treatment of RRMM patients with cilta-cel that have failed therapy with a proteasome inhibitor, immunomodulatory therapy, an anti-CD38 monoclonal antibody, and anti-BCMA therapy
•Cohort D: Treatment of MM patients with cilta-cel and lenalidomide who have not achieved a CR after ASCT
•Cohort E: Treatment of newly diagnosed MM patients, transplant was not planned, high risk disease
•Cohort F: Treatment of newly diagnosed MM patients with standard risk disease
•Cohort G: Treatment of newly diagnosed MM patients, transplant not planned
•Cohort H: Treatment of newly diagnosed MM patients, transplant eligible

The primary endpoint for Cohorts A-F of this trial is the percentage of patients with negative MRD one year after treatment, and the primary endpoint for Cohorts G-H is the percentage of participants with sustained MRD-negative CR. Based on the results of each cohort, we intend to explore expanding our investigation in those patient populations to potentially support regulatory approval submissions upon the agreement of regulatory agencies. We also have the ability to expand CARTITUDE-2 to include further cohorts to evaluate additional unmet needs of MM patients.

Cohort A of the trial evaluated the efficacy and safety of cilta-cel in 20 patients with progressive MM after 1-3 prior lines of therapy and were refractory to lenalidomide. As of April 2023 (median follow-up of 29.9 months), the ORR was 95% with a CR or better rate of 90%. Median time to first response was 0.99 months and the median time to best response was 3.25 months. The median DOR was not reached at a median follow-up of 17.1 months. At a median follow-up of 29.9 months, the 24-month DOR rate was 73.3%, the 24-month PFS rate was 75.0%, and the 24-month OS rate was 75.0%. All patients with MRD-evaluable samples at 10-5 threshold (n=17) were MRD negative. Hematologic adverse events included neutropenia (95%), thrombocytopenia (80%), anemia (75%), lymphopenia (80%) and leukopenia (60%). CRS of any grade occurred in 95% of patients and CAR T-cell neurotoxicity of any grade occurred in 30% of patients. Three patients (15%) had immune effector cell associated neurotoxicity syndrome (“ICANS”). There were no cases of movement and neurocognitive treatment emergent adverse events or parkinsonism observed. Five deaths occurred post cilta-cel infusion: one due to COVID-19 pneumonia (treatment related), one due to sepsis (not treatment related), and three due to progressive disease.

Cohort B of the trial evaluated the efficacy and safety of cilta-cel in 19 patients with early relapse MM after a front-line therapy. As of April 2023 (median follow-up was 27.9 months), the overall response rate was 100%, which included 89.5% of patients achieving ≥ CR. The median time to first response was 0.95 months and median time to best response was 5.1 months. Of the 15 patients with MRD-evaluable samples, 14 (93.3%) were MRD negative at the 10-5 threshold. The hematologic treatment emergent adverse events (“TEAEs”) that were observed included neutropenia (94.7%), thrombocytopenia (57.9%), anemia (57.9%), lymphopenia (47.4%), and leukopenia (31.6%). CRS of any grade occurred in 16 (84.2%) patients, and ICANS of any grade occurred in one patient. One patient experienced Grade 3/4 movement and neurocognitive TEAEs on day 38 post cilta-cel infusion.

CARTITUDE-2 Cohorts A & B: MRD Negativity (Primary Endpoint)

(~29-month median follow-up)

Most patients achieved MRD negativity at a threshold of 10^{-5}

MRD negativity (10^{-5}) among MRD-evaluable patients[a]

100% (17/17)
93.3% (14/15)
Patients, %
100
80
60
40
20
0
Cohort A
Cohort B

Sustained MRD negativity[b]	Cohort A	Cohort B
Patients evaluable for sustained MRD negativity ≥6 mo[c]	**n=11**	**n=13**
Sustained MRD negativity (10^{-5}) ≥6 mo,[d] n (%)	8 (72.7)	10 (76.9)
Patients evaluable for sustained MRD negativity ≥12 mo[e]	**n=14**	**n=13**
Sustained MRD negativity (10^{-5}) ≥12 mo,[f] n (%)	7 (50.0)	8 (61.5)

Per protocol, bone marrow aspirate samples for MRD evaluation were collected at time of suspected CR/sCR; for all dosed patients at months 2, 6, 12, 18, and 24; and yearly thereafter for patients in CR/sCR.

[a]Patients who were MRD evaluable had a clone identified and had at least 1 postbaseline MRD sample that included sufficient cells for evaluation at the 10^{-5} testing threshold (for NGS) or patients who had at least 1 postbaseline sample with the result of either positive or negative (for NGF). [b]Post hoc analysis. [c]Patients who achieved overall MRD negativity and had at least an evaluable MRD sample at the 10^{-5} testing threshold on or after 6 months after their first MRD negativity or progressed, started subsequent therapy, or died due to progressive disease within 6 months after their first MRD negativity. [d]MRD negative confirmed by at least 6 months apart without MRD positive in between. Percentage is calculated with number of patients evaluable for sustained MRD negativity ≥6 months as denominator. [e]Patients who achieved overall MRD negativity and had at least an evaluable MRD sample at the 10^{-5} testing threshold on or after 12 months after their first MRD negativity or progressed, started subsequent therapy, or died due to progressive disease within 12 months after their first MRD negativity. [f]MRD negative confirmed by at least 12 months apart without MRD positive in between. Percentage is calculated with number of patients evaluable for sustained MRD negativity ≥12 months as denominator. CR, complete response; MRD, minimal residual disease; NGF, next-generation flow; NGS, next-generation sequencing; sCR, stringent CR.

* Presented by J Hillengass at the 65th American Society of Hematology (ASH) Annual Meeting; December 9–12, 2023; San Diego, CA, USA

CARTITUDE-2 Cohorts A & B: Response (Secondary Endpoints)

(~29-month median follow-up)

Cilta-cel led to deep and durable responses

ORR
ORR: 95% (19/20)a
ORR: 100% (19/19)
Patients, %
100
80
60
40
20
0
85.0
5.0
5.0
≥CR: 90.0
73.7
15.8
10.5
≥CR: 89.5
sCR
CR
VGPR
Cohort A
Cohort B

85.0% (17/20) MRD-neg CR/sCR[b]	68.4% (13/19) MRD-neg CR/sCR[b]

Treatment response among responders	Cohort A (N=19)	Cohort B (N=19)
Time (mo) to first response,[c] median (range)	0.99 (0.7–3.3)	0.95 (0.9–9.7)
Time (mo) to best response, median (range)	3.25 (0.9–13.6)	5.1 (0.9–11.8)
Duration of response		
24-mo DOR rate, % (95% CI)	73.3 (47.2–87.9)	70.5 (42.5–86.7)

[a]1 patient had a minimal response. [b]Only MRD assessments (10^{-5} testing threshold) within 3 months of achieving CR/sCR until death/progression/subsequent therapy (exclusive) are considered. [c]≥PR.
cilta-cel, ciltacabtagene autoleucel; CR, complete response; DOR, duration of response; MRD, minimal residual disease; ORR, overall response rate; PR, partial response; sCR, stringent CR; VGPR, very good partial response.

* Presented by J Hillengass at the 65th American Society of Hematology (ASH) Annual Meeting; December 9–12, 2023; San Diego, CA, USA

CARTITUDE-2 Cohorts A & B: AEs (Secondary Endpoint)

(~29-month median follow-up)

AEs were predictable and consistent with the known safety profile of cilta-cel

Cohort A

- **Hematologic TEAEs[a] were most common**
  - 95.0% neutropenia, all grade 3/4
- **Second primary malignancies[b]:**
  - Grade 3 mucoepidermoid carcinoma, n=1
- **Deaths:** PD, n=3[c]; sepsis, n=1[b]; pneumonia, n=1[d,e]

Cohort B

- **Hematologic TEAEs[f] were most common**
  - 94.7% neutropenia, almost all grade 3/4
- **Second primary malignancies[b]:**
  - Grade 2 prostate cancer, n=1
  - Grade 4 choroid melanoma, n=1[g]
- **Deaths:** PD, n=3; 1 cardiac arrest, n=1[b,g]

Select TEAEs, n (%)	Cohort A (N=20)		Cohort B (N=19)	
	Any Grade	Grade 3/4	Any Grade	Grade 3/4
Any TEAE	20 (100.0)	19 (95.0)	19 (100.0)	18 (94.7)
Serious TEAE	10 (50.0)	–	7 (36.8)	–
Hematologic				
Neutropenia	19 (95.0)	19 (95.0)	18 (94.7)	17 (89.5)
Lymphopenia	16 (80.0)	16 (80.0)	9 (47.4)	9 (47.4)
Thrombocytopenia	16 (80.0)	8 (40.0)	11 (57.9)	5 (26.3)
Anemia	15 (75.0)	9 (45.0)	11 (57.9)	9 (47.4)
Leukopenia	12 (60.0)	12 (60.0)	6 (31.6)	6 (31.6)

[a]Between a median follow-up of 17.1–29.9 months, new grade 3/4 cases of leukopenia (n=1), lymphopenia (n=2), and thrombocytopenia (n=1). [b]Not treatment related. [c]1 new death on day 666 since last data cut-off. [d]Patient also had an AE of sepsis in addition to COVID-19 pneumonia. [e]Treatment related. [f]No change since previous data cut-off. [g]New event since last data cut-off. AE, adverse event; cilta-cel, ciltacabtagene autoleucel; PD, progressive disease; TEAE, treatment-emergent AE.

* Presented by J Hillengass at the 65th American Society of Hematology (ASH) Annual Meeting; December 9–12, 2023; San Diego, CA, USA

CARTITUDE-2 Cohorts A & B:
CRS and CAR-T Cell Neurotoxicity (Secondary Endpoint)

(~29-month median follow-up)

CRS and CAR-T cell neurotoxicity were low grade in severity

AEs, n (%)	Cohort A (N=20)				
	Any Grade	Grade 3/4	Median time to onset, days	Median duration, days	Resolved, n
CRS	19 (95.0)	2 (10.0)	7	3	19
CAR-T cell neurotoxicity	6 (30.0)	1 (5.0)	–	–	–
ICANS	3 (15.0)	0	8	3	3
Other	3[a] (15.0)	1 (5.0)	30	80	2
MNT	0	0	–	–	–

AEs, n (%)	Cohort B (N=19)				
	Any Grade	Grade 3/4	Median time to onset, days	Median duration, days	Resolved, n
CRS	16 (84.2)	1 (5.3)	8	4	16
CAR-T cell neurotoxicity	6 (31.6)	1 (5.3)	–	–	–
ICANS	1 (5.3)	0	11	4	1
Other[b]	5[c] (26.3)	1 (5.3)	22	128	3
MNT	1[d] (5.3)	1 (5.3)	38	–[e]	–[e]

- In both cohorts, most cases of CRS and CAR-T cell neurotoxicity resolved
  - **Cohort A:** 19/19 CRS cases, 3/3 ICANS cases, and 2/3 other neurotoxicity cases resolved
  - **Cohort B:** 16/16 CRS cases, 1/1 ICANS case, and 3/5 other neurotoxicity cases resolved

[a]1 case each of peripheral sensorimotor neuropathy (recovering/resolving), anosmia (resolved), and facial paralysis (resolved). [b]1 new other neurotoxicity of grade 2 sensory loss (which resolved) since the last data cut-off. [c]1 case each of MNT (not resolved), hypoesthesia (not resolved), sensory loss (resolved), facial paralysis (resolved), and personality change (resolved). [d]Patient had associated risk factors for MNTs—high baseline tumor burden (95% plasma cells in BM biopsy at LD [M-protein from 5.0 g/dL at screening to 6.1 g/dL at LD chemotherapy]), worsening tumor burden despite bridging therapy, grade 4 CRS, and high CAR-T cell expansion and persistence. [e]Not recovered/resolved as of this data cut-off, patient died due to cardiac arrest on day 749 post cilta-cel. AE, adverse event; BM, bone marrow; CAR, chimeric antigen receptor; cilta-cel, ciltacabtagene autoleucel; CRS, cytokine release syndrome; ICANS, immune effector cell–associated neurotoxicity syndrome; LD, lymphodepletion; MNT, movement and neurocognitive treatment-emergent AE.

* Presented by J Hillengass at the 65th American Society of Hematology (ASH) Annual Meeting; December 9–12, 2023; San Diego, CA, USA

Cohort C of the trial evaluated the efficacy and safety of cilta-cel in 20 patients with prior exposure to a PI, IMiD, mAb, and non-cellular BCMA-targeting therapy including an ADC or BsAb. As of June 2022 (median follow-up was 18 months), ORR was 60% for the full cohort of ADC and BsAb exposed patients, which included 55% of patients achieving VGPR or better. Median duration of response was 12.3 months and median PFS was 9.1 months for the full cohort. Of the 10 patients with MRD-evaluable samples at 10-5 threshold, 7 (70%) were MRD negative. The hematologic TEAEs that were observed included neutropenia, thrombocytopenia, anemia, lymphopenia and leukopenia. CRS occurred in 12 (60%)

patients, and ICANS occurred in four patients. No cases of movement and neurocognitive treatment emergent AEs MNTs/parkinsonism were observed.

Efficacy

- Of 10 patients with MRD-evaluable samples at 10^{-5} threshold, 7 (70%) were MRD negative[6]
  - 5 of 7 patients in the ADC-exposed group
  - 2 of 3 patients in the BsAb-exposed group
- Efficacy responses were similar in patients exposed to prior ADC vs prior BsAb[6] (**Figure 2**; **Table**)
- Responses were centrally reviewed prospectively by a validated computerized algorithm and evaluated per IMWG criteria

FIGURE 2: Overall response rate

100
80
60
40
20
0
Patients, %
sCR
CR
VGPR
PR
60
(12/20)
10
25
20
5
≥VGPR: 55
62[a]
(8/13)
15
31
15
≥VGPR: 61
57
(4/7)
14
29
14
≥VGPR: 43
Full cohort (N=20)
ADC exposed (n=13)
BsAb exposed (n=7)

[a]Percentages may not sum appropriately due to rounding.
PR, partial response; sCR, stringent complete response.

TABLE: Median DOR, PFS, and OS

Estimate, months (95% CI)	Full cohort (N=20)	ADC exposed (n=13)	BsAb exposed (n=7)
DOR	12.3 (7.2–NE)	13.3 (7.2–NE)	8.2 (4.4–NE)
PFS	9.1 (1.5–13.2)	9.5 (1.0–15.2)	5.3 (0.6–NE)
OS	16.0 (8.3–NE)	21.0 (9.4–NE)	13.2 (0.6–NE)

NE, not estimable.

*Presented by Cohen et al. at the 20th International Myeloma Society (IMS) Annual Meeting and Exposition; September 27–30, 2023; Athens, Greece

*Presented by Cohen et al. at the 20th International Myeloma Society (IMS) Annual Meeting and Exposition; September 27–30, 2023; Athens, Greece

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

*Presented by Cohen et al at the 64th American Society of Hematology (ASH) Annual Meeting; December 10–13, 2022; New Orleans, LA, USA
CARTITUDE-4 (Australia, Austria, Belgium, Denmark, France, Germany, Italy, Israel, Japan, Republic of Korea, Netherlands, Poland, Spain, Sweden, United Kingdom, United States)

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

At a median follow-up of 15.9 months (data as of November 1, 2022), the median PFS was not reached in the cilta-cel arm (n= 208) and was 11.8 months in the standard care arm (n=211), with a HR of 0.26 (95% CI, 0.18-0.38) and P<0.0001. The 12-month PFS rates for the cilta-arm and standard care arm was 76% and 49%, respectively. In the cilta-cel arm, the ORR was 84.6% and 73.1% of patients had a CR or better. The median DOR was not reached with a 12-month DOR rate of 84.7%. MRD negativity was observed in 60.6% of patients in the cilta-cel arm. Among the 176 patients that received cilta-cel as study treatment, the ORR was 99.4% and 86.4% of patients had a CR or better. The 12-month PFS rate was 90% and 72% of patients were MRD negative and the 10-5 threshold. Patients in the standard care arm had a median DOR of 16.6 months with a 12-month DOR rate of 63.0%. MRD negativity was observed in 15.6% of patients in the standard care arm. Hematologic adverse events of any grade for both the cilta-cel and standard care arms included neutropenia (89.9% vs 85.1%), anemia (54.3% vs 26.0%), thrombocytopenia (54.3% vs. 31.3%), and lymphopenia (22.1% vs 13.9%). Deaths due to treatment-emergent adverse events were reported in 10 patients in the cilta-cel arm and 5 patients in the standard-care arm. Among the 176 patients that received cilta-cel as study treatment, any grade CRS was reported in 76.1% of patients (1.1% grade 3/4). Neurotoxicity of any grade was reported in 20.5% of patients (2.8% grade 3/4). Additional neurotoxicity events of any grade included ICANS in 8 (4.5%) patients, cranial nerve palsy in 16 (9.1%) patients, peripheral neuropathy in 5 (2.8%) patients, and movement and neurocognitive treatment-emergent adverse events in 1 (0.6%) patients.

CARTITUDE-4: Primary Endpoint – PFS (ITT Population)

Cilta-cel vs SOC

- 12-month PFS rate: 76% vs 49%
- SOC performed as expected

Bridging phase, patients in cilta-cel arm were receiving the same treatment as the SOC arm
Progression-free survival[a]
Week 8
Hazard ratio, 0.26 (95% CI, 0.18–0.38); P<0.0001[b,c]
mPFS: not reached (95% CI, 22.8–NE)
mPFS: 11.8 months (95% CI, 9.7–13.8)
Patients progression free and alive, %
100
80
60
40
20
0
0
3
6
9
12
15
18
21
24
27
30
Progression-free survival, months

No. at risk											
Cilta-cel arm	208	177	172	166	146	94	45	22	9	1	0
SOC arm	211	176	133	116	88	46	20	4	1	0	0

Cilta-cel arm — SOC arm

[a]Median follow-up, 15.9 months. [b]Constant piecewise weighted log-rank test. [c]Hazard ratio and 95% CI from a Cox proportional hazards model with treatment as the sole explanatory variable, including only progression-free survival events that occurred >8 weeks post randomization.
cilta-cel, ciltacabtagene autoleucel; HR, hazard ratio; ITT, intent-to-treat; mPFS, median progression-free survival; NE, not estimable; SOC, standard of care.

*Presented by Dhakal etal.at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting; June 2-6, 2023, Chicago, IL, USE & Virtual

CARTITUDE-4: Secondary Endpoint (ITT) – Response

Cilta-cel had higher ORR vs SOC

Overall response rate[a,b,c]
Odds ratio:
3.0 (1.8–5.0) P<0.0001
Patients, %
100
80
60
40
20
0
84.6
(176/208)
58.2
14.9
8.2
3.4
≥CR[d]:
73.1
67.3
(142/211)
15.2
6.6
23.7
21.8
≥CR[d]:
21.8
Cilta-cel ITT
SOC ITT
sCR
CR
VGPR
PR

Outcome	Cilta-cel (N=208)	SOC (N=211)
12-month DOR rate, % (95% CI)	84.7 (78.1–89.4)	63.0 (54.2–70.6)
Duration of response, months median (95% CI)	NR	16.6 (12.9–NE)

[a]Assessed using a validated computerized algorithm; ORR is defined as the proportion of subjects who achieve a PR or better per IMWG criteria. [b]P-value from the Cochran Mantel-Haenszel Chi-Squared test.
[c]In 176 patients who received cilta-cel as study treatment, ORR was 99%, ≥CR rate was 86%. [d]Odds ratio, 10.3; P<0.0001.
CR, complete response; DOR, duration of response; IMWG, International Myeloma Working Group; ITT, intent-to-treat; NE, not estimable; NR, not reached; ORR, overall response rate; PR, partial response; sCR, stringent complete response; SOC standard of care; VGPR, very good partial response.

*Presented by Dhakal et al.at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting; June 2-6, 2023, Chicago, IL, USE & Virtual

CARTITUDE-4: Patients Treated With Cilta-cel as Study Treatment (As-Treated Population)

Overall response rate[a]
99.4
(175/176)
100
80
60
40
20
0
Patients, %
68.8
17.6
9.7
3.4
≥CR:
86.4
Cilta-cel as-treated
(n=176)
sCR
CR
VGPR
PR

Progression-free survival[b]
Patients progression free and alive, %
100
80
60
40
20
0
0 3 6 9 12 15 18 21 24 27 30
Progression-free survival, months
No. at risk 176 175 172 166 146 94 45 22 9 1 0
CARTITUDE-4 cilta-cel as-treated

- For the as-treated population (n=176):
  - 99% ORR, with 86% ≥CR
  - 72% MRD negative at 10^{-5} (n=126/176)
  - 90% PFS rate (from apheresis) at 12 months

[a]Assessed using a validated computerized algorithm; ORR is defined as the proportion of subjects who achieve a PR or better per IMWG criteria. [b]Baseline begins at apheresis and excludes patients randomized to cilta-cel who had disease progression during bridging therapy or lymphodepletion, or died, and thus were not eligible to receive cilta-cel as study treatment.
cilta-cel, ciltacabtagene autoleucel; CR, complete response; IMWG, International Myeloma Working Group; ORR, overall response rate; PFS, progression-free survival; PR, partial response; sCR, stringent complete response; SOC standard of care; VGPR, very good partial response.

*Presented by Dhakal et al.at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting; June 2-6, 2023, Chicago, IL, USE & Virtual

CARTITUDE-4: TEAEs

Select TEAE ≥15%, n (%)	Safety population			
	Cilta-cel (n=208)		SOC (n=208)	
	Any grade	Grade 3/4	Any grade	Grade 3/4
Any AE	208 (100)	201 (96.6)	208 (100)	196 (94.2)
Serious AE	92 (44.2)	67 (32.2)	81 (38.9)	70 (33.7)
Hematologic	197 (94.7)	196 (94.2)	185 (88.9)	179 (86.1)
Neutropenia	187 (89.9)	187 (89.9)	177 (85.1)	171 (82.2)
Anemia	113 (54.3)	74 (35.6)	54 (26.0)	30 (14.4)
Thrombocytopenia	113 (54.3)	86 (41.3)	65 (31.3)	39 (18.8)
Lymphopenia	46 (22.1)	43 (20.7)	29 (13.9)	25 (12.0)
Infections	129 (62.0)	56 (26.9)	148 (71.2)	51 (24.5)
Upper respiratory tract[a]	39 (18.8)	4 (1.9)	54 (26.0)	4 (1.9)
Lower respiratory tract[b]	19 (9.1)	9 (4.3)	36 (17.3)	8 (3.8)
COVID-19[c]	29 (13.9)	6 (2.9)	55 (26.4)	12 (5.8)

- **Hematologic TEAEs most common**
  - 85–90% **neutropenia**, almost all grade 3/4
  - Most high-grade cytopenias **resolved to grade ≤2 by day 30**
  - Grade 3/4 infections similar between arms
- **Second primary malignancies:**
  - Cilta-cel, 4.3% (n=9); most commonly cutaneous/noninvasive and hematologic
  - SOC, 6.7% (n=14); most commonly cutaneous/noninvasive[d]
- **Deaths due to TEAEs**
  - Cilta-cel, n=10[e] (7 due to COVID-19[f])
  - SOC, n=5[g] (1 due to COVID-19)

[a]Includes preferred terms upper respiratory tract infection, nasopharyngitis, sinusitis, rhinitis, tonsillitis, pharyngitis, laryngitis, and pharyngotonsillitis. [b]Includes preferred terms lower respiratory tract infection, pneumonia, and bronchitis. [c]Treatment-emergent COVID-19 only; includes preferred terms COVID-19, COVID-19 pneumonia, and asymptomatic COVID-19. [d]With 1 case of peripheral T-cell lymphoma in the cilta-cel arm. [e]7 due to COVID-19, and 1 each due to neutropenic sepsis, pneumonia, and respiratory failure. [f]3 of 7 who died from COVID-19 were unvaccinated prior to cilta-cel. These COVID-19–related deaths contributed to the higher number of fatal events in the first year. [g]1 each due to COVID-19, progressive multifocal leukoencephalopathy, respiratory tract infection, septic shock, and pulmonary embolism.
AE, adverse event; cilta-cel, ciltacabtagene autoleucel; TEAE, treatment-emergent adverse event; SOC, standard of care.

*Presented by Dhakal et al.at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting; June 2-6, 2023, Chicago, IL, USE & Virtual

CARTITUDE-4: CRS and CAR-T Cell-Related Neurotoxicity

AEs, n (%)	As-treated patients (n=176)				
	Any grade	Grade 3/4	Median time to onset, days	Median duration, days	Resolved, n
CRS	134 (76.1)	2 (1.1)	8	3	134
Neurotoxicity[a]	36 (20.5)	5 (2.8)			
ICANS	8 (4.5)	0[b]	10	2	8
Other[c]	30 (17.0)	4 (2.3)			
Cranial nerve palsy[d]	16 (9.1)	2 (1.1)	21	77	14
Peripheral neuropathy	5 (2.8)	1 (0.6)	63	201	3
MNT	1 (0.6)	0	85	–	0

In the cilta-cel as-treated population:

- 30 patients had non-ICANS neurotoxicities[c]
  - 16 cranial nerve palsies (14 recovered)
  - 5 peripheral neuropathies
  - 1 MNT (grade 1)
- **Lower incidence and severity of CRS, ICANS, MNTs, and some cytopenias[e] observed with CARTITUDE-4 vs CARTITUDE-1**
  - Cilta-cel may be better tolerated when used earlier in treatment
  - Effective bridging therapy enables better control of tumor burden prior to CAR-T infusion
  - MNTs were lower likely related to patient management strategies implemented to mitigate this risk

[a]There were no fatal neurotoxicities. [b]Grade 3 syncope reported as a symptom of grade 2 ICANS. [c]Other neurotoxicities include AEs reported as CAR-T cell neurotoxicity that are not ICANS or associated symptoms. [d]Cranial nerve palsies most commonly affected cranial nerve VII; supportive measures included corticosteroids (14 patients). No clear risk factors for cranial nerve palsies have been identified, and the mechanism is not understood. [e]Data for cytopenias not shown.

AE, adverse event; CAR-T, chimeric antigen receptor T cell; cilta-cel, ciltacabtagene autoleucel; CRS, cytokine release syndrome; DPd, daratumumab, pomalidomide, and dexamethasone; ICANS, immune effector cell–associated neurotoxicity syndrome; MNT, movement and neurocognitive treatment-emergent adverse event.

*Presented by Dhakal et al.at the2023 American Society of Clinical Oncology (ASCO) Annual Meeting; June 2-6, 2023, Chicago, IL, USE & Virtual

CARTITUDE-5 (Argentina, Australia, Austria, Belgium, Brazil, Canada, Czechia, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Israel, Japan, Republic of Korea, Netherlands, Norway, Poland, Portugal, Russian Federation, Spain, Sweden, Switzerland, United Kingdom, United States)

We and Janssen are conducting a 650 patient, randomized, open-label, global, multicenter, Phase 3 trial in patients with newly diagnosed MM, which we refer to as CARTITUDE-5. Patients are randomized 1:1 to receive standard of care with VRd induction followed by lenalidomide (Revlimid), and dexamethasone maintenance or VRd induction followed by a single administration of cilta-cel (no maintenance). The primary endpoint of this trial is progression free survival. Our goal is to complete enrollment in CARTITUDE-5 by the end of the first half of 2024.

CARTITUDE-6 (Australia, Belgium, Czechia, Greece, Israel, Japan, Republic of Kora, Netherlands, Norway, Spain, Switzerland, Sweden, the United States and the United Kingdom)

Through a collaboration with the European Myeloma Network (the “EMN”), we and Janssen have initiated a 750 patient, randomized, open-label, global, multicenter, Phase 3 trial in patients with newly diagnosed MM, comparing treatment with cilta-cel to treatment with autologous stem cell transplant. This study is known as EMN028, and we refer to it as CARTITUDE-6. The dual primary end-points of the trial are PFS and sustained MRD-negative CR for at least 12 months, determined by next-generation sequencing ( at least 10-5 threshold).

An IND for CARTITUDE-6 was submitted to and received by the FDA on November 14, 2022. Subsequently, the FDA requested additional safety data as a condition to permitting the study to continue under the U.S. IND, which primarily included requests for additional safety data to support the proposed dose and schedule and the proposed induction regimen. Based on such comments, it was decided to withdraw the IND. After reviewing additional safety information from the CARTITUDE-2 study, the FDA agreed that the additional data were sufficient to support the initiation of the CARTITUDE-6 study in the US. Thus, the IND for CARTIFUDE-6 was re-submitted by EMN and cleared by the FDA in November 2023.

Other Ongoing Phase 1 Clinical Trials in the United States

During November 2022, we announced that FDA had cleared our IND application to proceed with the clinical development of LB2102, an investigational, autologous CAR-T therapy for the treatment of adult patients with extensive stage small cell lung cancer (“SCLC”). LB2102 is designed to selectively target delta-like ligand 3 (“DLL-3”), a ligand that is highly restricted to various malignancies, including SCLC, large cell neuroendocrine carcinoma (“LCNEC”), certain other neuroendocrine tumors and some prostate cancers. DLL-3 has also been linked to tumor growth, migration and invasion. The Phase 1, first-in-human, open-label clinical study is designed to evaluate the safety and preliminary efficacy of LB2102 in subjects with extensive stage SCLC and patients with LCNEC, as well as to determine the recommended dose for Phase 2. In June 2023, the FDA granted orphan designation for LB2102 for treatment of SCLC. This study is currently enrolling in the United States.

During June 2022, we announced that FDA had cleared our IND application to evaluate LB1908 in a Phase 1 clinical trial in the United States. LB1908 is an investigational, autologous CAR-T therapy selectively targeting claudin 18.2 through a high-affinity VHH antibody for the treatment of adults with relapsed or refractory gastric, esophageal (including gastro-esophageal junction) or pancreatic cancers. Claudin18.2 is a tight junction protein commonly expressed in patients with these cancer subtypes. The Phase 1, first-in-human, open-label, multicenter clinical study seeks to characterize the safety and tolerability of LB1908, as well as determine the recommended dose for Phase 2 and evaluate preliminary efficacy. In November 2022, the FDA granted orphan designation for LB1908 for treatment of gastric cancer including gastroesophageal junction cancer.This study is currently enrolling in the United States.

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

We are evaluating an autologous CAR-T therapy targeting claudin 18.2 in a Phase 1 single arm, open-label investigator-initiated trial in patients with advanced solid tumors (including advanced gastric cancers and non-gastric cancers) in China. During June 2022, we announced that FDA had cleared our IND application to evaluate LB1908 in a Phase 1 clinical trial in the United States. In November 2022, FDA granted orphan designation for LB1908 for treatment of gastric cancer including gastroesophageal junction cancer. This study is currently enrolling in the United States. See “Item

4. Information on the Company—B. Business Overview—Our Programs—Other Ongoing Phase 1 Clinical Trials in the United States.”

During November 2022, we announced that FDA had cleared our IND application to proceed with the clinical development of LB2102, an investigational, autologous CAR-T therapy for the treatment of adult patients with extensive stage small cell lung cancer (SCLC). In June 2023, FDA has granted orphan designation for LB2102 for treatment of SCLC. This study is currently enrolling in the United States. See “Item 4. Information on the Company—B. Business Overview—Our Programs—Other Ongoing Phase 1 Clinical Trials in the United States.”

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

Collaboration and License Agreements

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

•a milestone payment of $15 million during August 2023 in connection with the acceptance of a submission of a Type II variation application to the EMA; and

•a milestone payment of $20 million during September 2023 in connection with the acceptance of a submission of a supplemental BLA to the FDA.

Additionally, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones, up to $210 million for the achievement of specified net trade sales milestones, and up to an additional $680 million for the achievement of specified future development and regulatory milestones.

Furthermore, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term Secured Overnight Financing Rate (“SOFR”) plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5% . Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of December 31, 2023, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $31.3 million, respectively.

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

In connection with the Janssen Agreement, we entered into the Interim Product Supply Agreement dated as of February 28, 2022 (the “IPSA”) pursuant to which we will supply cilta-cel to Janssen for clinical and commercial use worldwide (excluding Greater China). Under the IPSA, Janssen pays us a transfer price for supplied product based on the total costs necessary to produce and supply such product. Ultimately, however, the cost for commercial supply and clinical supply of product are shared equally by us and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Janssen Agreement. The IPSA will remain in effect until June 30, 2024 or such alternate date determined by the joint manufacturing committee (the “JMC”) that has been established under the Janssen Agreement. The IPSA will also terminate if the Janssen Agreement expires or is terminated. We expect to enter into a product supply agreement with Janssen that will replace the IPSA.

Novartis License

In November 2023, our wholly owned subsidiary, Legend Biotech Ireland Limited (“Legend Ireland” and together with the Company, the “Legend Entities”)), entered into a License Agreement (“Novartis License Agreement”) with Novartis Pharma AG (“Novartis”), pursuant to which the Legend Entities granted Novartis an exclusive worldwide license under certain intellectual property rights controlled by the Legend Entities in order to develop, manufacture, commercialize and otherwise exploit certain CAR-T cell therapies targeting DLL3, including our existing autologous CAR-T cell therapy candidate which we refers to as “LB2102” (the “Licensed Products”).

In accordance with the Novartis License Agreement, on January 3, 2024, Novartis made to the Company an upfront payment of $100 million after closing the transaction. In addition, we will be eligible to receive from Novartis up to an aggregate of $1.01 billion in milestone payments upon achievement of specified clinical, regulatory and commercial milestones. We will also be eligible to receive tiered royalties from the high single digits to the low teens based upon net sales of Licensed Products, subject to certain reductions and offsets. Royalty payments obligations of Novartis continue on a Licensed Product-by-Licensed Product and country-by-country basis, until the latest of: (i) a specified period of time after the first commercial sale of such Licensed Product in such country; (ii) the expiration of the last-to-expire qualifying valid claim of a licensed patent that covers such Licensed Product in such country; and (iii) the expiration of regulatory exclusivity for such Licensed Product in such country.

We will be responsible for conducting a Phase 1 clinical trial in the United States for LB2102 (the “Legend Phase 1 Trial”) in accordance with a mutually agreed development plan and development budget. Novartis will reimburse us for our development costs and expenses in conducting the Legend Phase 1 Trial, subject to certain limitations and exceptions.
Other than with respect to the Legend Phase 1 Trial, Novartis will be solely responsible, at its cost, for the development, manufacture, commercialization and other exploitation of the Licensed Products.

For specified periods of time and subject to certain exceptions, (i) neither we nor Novartis will be permitted to conduct outside of the Novartis License Agreement clinical trial or commercialization activities for certain competing CAR-T cell therapies that are directed to DLL3 and (ii) Legend will not be permitted to conduct outside of the Novartis License clinical trial activities for in vivo CAR-T cell therapies that are directed to DLL3.

Unless terminated early by a party pursuant to its terms, the Novartis License will continue in effect on a Licensed Product-by-Licensed Product and country-by-country basis until the expiration of the applicable royalty term.

The Novartis License Agreement is subject to customary termination provisions, including termination of the Novartis License in its entirety by either party for the other party’s uncured material breach or the other party’s bankruptcy or other similar financial distress, termination of the Novartis License in its entirety by Novartis for a material safety event, and termination of the Novartis License Agreement in its entirety or on a country-by-country basis, by Novartis, with or without cause, upon specified prior notice to us. In the event of certain terminations of the Novartis License Agreement, we are entitled to certain reversionary rights with respect to the terminated Licensed Products.

The Novartis License Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of certain intellectual property

Raw Materials
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

We have sought patent protection in the United States and internationally for our clinical candidates and platform technologies. As of December 31, 2023, we own 87 issued patents and 546 pending patent applications around the world covering our development platforms, commercial product, clinical products, and preclinical products. Such applications may not result in issued patents and, even if patents do issue, such patents may not be in a form that will provide us with meaningful protection for our products. We also rely on trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection.
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

Company-Owned Intellectual Property

We own one published PCT application filed in August 2016 and one published PCT application filed in August 2017 relating to the cilta-cel BCMA product candidate. A total of 110 national phase applications from both these PCTs were filed broadly to acquire patent coverage in a variety of jurisdictions, including in the United States, Greater China (mainland China and Hong Kong), Yemen, Saudi Arabia, Qatar, Oman, Bahrain, Egypt, United Arab Emirates, Europe, South Korea, Brazil, Canada, Chile, Colombia, Costa Rica, Eurasian, Israel, India, Japan, Mexico, Philippines, Ukraine, Vietnam, Malaysia, South Africa, Singapore, Australia and New Zealand. As of December 31, 2023, we have obtained 45 granted patents regarding to cilta-cel (including three U.S. patents, one European patent, three Chinese patents, four Australian patents, three Japanese patents, one South Korean patent, two Canadian patents and two South African patents). If issued, composition of matter claims issuing from these applications are projected to expire in 2036 and 2037.

Regarding cilta-cel BCMA-targeting CAR-T cell therapy for multiple myeloma, we own one PCT application filed in December 2021, one PCT application filed in May 2022, one PCT application filed in November 2022, one PCT application filed in May 2022, one PCT application filed in February 2023, one provisional patent application filed in the U.S. in April 2023, and one PCT application filed in November 2023. Janssen is our co-applicant for these applications. If issued, treatment method claims issuing from these applications are projected to expire in 2041, 2042, 2043 and 2044.

Regarding our Claudin 18.2 product candidate, we own one PCT application filed in 2020, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. If issued, composition of matter claims issuing from this application are projected to expire in 2040.

Regarding our CD19/CD20/CD22 product candidate, we own four PCT applications filed in July 2021, which have entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. If issued, composition of matter claims issuing from this application are projected to expire in 2041.

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

Regarding our NK cell BCMA product candidate, we own one PCT patent application filed in December 2020 and one PCT patent application filed in July 2022, both of which have entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. If issued, composition of matter claims issuing from these applications are projected to expire in 2040 and 2042.

Regarding our gamma delta T-cell BCMA product candidate, we own one PCT patent application filed in December 2020, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan, and one PCT patent application filed in August 2022. If issued, composition of matter claims issuing from these applications are projected to expire in 2040 and 2042.
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

Our manufacturing facility in the United States that we operate with Janssen currently supplies CARVYKTI for the U.S and EU markets, and we anticipate using such facility to supply other countries if we obtain approvals in such countries. Citla-cel for our clinical trials is currently supplied by our U.S. facility, one of our Belgium facilities and our facility in China. We intend to further expand the commercial-scale manufacturing capacities at our U.S. facility and are in the process of establishing manufacturing capabilities in Belgium for commercial supply in the EU and U.S. markets, and possibly additional markets. Moreover, with Janssen, we have engaged and are continuing to engage and pursue the use of third-party CMOs to supplement our manufacturing facilities for clinical and commercial supply, including the Novartis Clinical Supply Agreement.
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

Our manufacturing and commercialization strategy requires a fully integrated product delivery cycle. We believe having established a manufacturing platform process and manufacturing capabilities within the United States, China and Europe suitable for commercialization early in the development of our cell therapies is a competitive advantage. Over time, we expect to expand regional manufacturing capacity and continue to engage CMOs to meet projected product requirements for commercialization. We believe that anticipated future clinical and commercial demand for cilta-cel and new pipeline programs can be met, as our facilities have been designed for ease of expansion.
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

Novartis' Kymriah is approved for the treatment of children and young adults with acute B lymphocytic leukemia, or ALL, that is refractory or has relapsed at least twice and for adults with relapsed or refractory diffuse large B cell lymphoma ("DLBCL"). Kite's Yescarta is approved for the treatment of adult patients with relapsed or refractory large B-cell lymphoma as well as follicular lymphoma. Kite's Tecartus is indicated for adult patients with relapsed or refractory mantle cell lymphoma (MCL) or adult patients with relapsed or refractory B-cell precursor acute lymphoblastic leukemia (ALL). Bristol-Myers Squibb's anti-CD19 CAR-T therapy, Breyanzi (liso-cel), as well as anti-BCMA CAR-T therapy, Abecma (ide-cel), in collaboration with bluebird bio, are also marketed CAR-T products.
Due to the promising therapeutic effect of cell therapies in clinical trials, we anticipate increasing competition from existing and new companies developing these therapies.
Our potential CAR-T cell therapy competitors include:
•companies developing cell therapies targeting BCMA for the treatment of MM, including Allogene Therapeutics, Inc., Arcellx, Inc., Autolus Therapeutics plc, bluebird bio, Inc., Bristol-Myers Squibb, Co., Caribou Biosciences, Inc., CARsgen Therapeutics Holdings Limited,, Celyad Oncology, Gracell Biotechnologies, Innovent Biologics, IASO Biotechnology, Poseida Therapeutics Inc., Novartis AG and Sana Biotechnology, Inc.;
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

Regenerative medicine advanced therapy (“RMAT”) designation is intended to facilitate an efficient development program for, and expedite review of, any drug that meets the following criteria: (1) it qualifies as a RMAT, which is defined as a cell therapy, therapeutic tissue engineering product, human cell and tissue product, or any combination product using such therapies or products, with limited exceptions; (2) it is intended to treat, modify, reverse, or cure a serious or life-threatening disease or condition; and (3) preliminary clinical evidence indicates that the drug has the potential to address unmet medical needs for such a disease or condition. Like fast track and breakthrough therapy designation, RMAT designation provides potential benefits that include more frequent meetings with the FDA to discuss the development plan for the product candidate and eligibility for rolling review and priority review. Products granted RMAT designation may also be eligible for accelerated approval on the basis of a surrogate or intermediate endpoint reasonably likely to predict long-term clinical benefit, or reliance upon data obtained from a meaningful number of sites, including through expansion to additional sites. Once approved, when appropriate, the FDA can permit fulfillment of post-approval requirements under accelerated approval through the submission of clinical evidence, clinical studies, patient registries, or other sources of real-world evidence such as electronic health records; through the collection of larger confirmatory datasets; or through post-approval monitoring of all patients treated with the therapy prior to approval.
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

In addition, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, at the federal level, in July 2021, the Biden administration released an executive order, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response to President Biden’s executive order, on September 9, 2021, the U.S. Department of Health and Human Services ("HHS") released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA includes a provision requiring the Secretary of HHS to negotiate prices with drug companies for a small number of single-source brand-name drugs or biologics without generic or biosimilar competitors that are covered under Medicare Part D (starting in 2026) and Part B (starting in 2028). The number of drugs subject to price negotiation will be 10 Part D drugs for 2026, another 15 Part D drugs for 2027, another 15 Part D and Part B drugs for 2028, and another 20 Part D and Part B drugs for 2029 and later years. These drugs will be selected from among the 50 drugs with the highest total Medicare Part D spending and the 50 drugs with the highest total Medicare Part B spending. The law establishes an upper limit for the negotiated price for a given drug or biologic, and specifies factors the Secretary of HHS is required to consider when negotiating these upper pricing limits. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. The IRA also imposes rebates under Medicare Part B and Medicare Part D that penalize manufactures for price increases that outpace inflation. Additionally, in response to the Biden administration’s October 2022 executive order, on February

14, 2023, HHS released a report outlining three new models for testing by the Centers for Medicare & Medicaid Services (“CMS”) Innovation Center which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. Further, on December 7, 2023, the Biden administration announced an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect health reform initiatives to continue.
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

On January 31, 2022, Regulation EU No 536/2014 (the Clinical Trial Regulation (“CTR”), which repealed and replaced the former Directive No 2001/20 (the Clinical Trials Directive (“CTD”)) and related national implementing legislation of member states of the EU (“EU Member States”), entered into application in the EU. The CTR is intended to harmonize and streamline clinical trial authorizations, simplify adverse event reporting procedures, improve the supervision of clinical trials and increase their transparency. Specifically, the CTR, which is directly applicable in all EU Member States, introduces a streamlined application procedure through a single-entry point, the “EU portal,” the Clinical Trials Information System (“CTIS”); a single set of documents to be prepared and submitted for the application; as well as simplified reporting procedures for clinical trial sponsors. A harmonized procedure for the assessment of applications for clinical trials has been introduced and is divided into two parts. Part I assessment is by the competent authorities of a reference EU Member State selected by the trial sponsor and relates to clinical trial aspects that are considered to be scientifically harmonized across EU Member States. This assessment is then submitted to the competent authorities of all concerned EU Member States in which the trial is to be conducted for their review. Part II is assessed separately by the competent authorities and Ethics Committees in each concerned EU Member State. Individual EU Member States retain the power to authorize the conduct of clinical trials on their territory.

The CTR foresees a transitional period for clinical trials. For clinical trials in relation to which application for approval was made on the basis of the CTD before January 31, 2023, the CTD will continue to apply on a transitional basis for three years after the CTR entered into application (until January 31, 2025). By that date, all ongoing trials will become subject to the provisions of the CTR. The CTR will apply to clinical trials from an earlier date if the related clinical trial application was made on the basis of the CTR or if the clinical trial has already transitioned to the CTR framework before
January 31, 2025. Clinical trial applications submitted on or after January 31, 2023 must comply with the CTR.

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

Disclosure of Clinical Trial Information in the EU

Many jurisdictions have mandatory clinical trial information obligations incumbent on sponsors. In the EU, transparency requirements relating to clinical trial information are established in the CTR. The CTR establishes a general principle of transparency, according to which information contained in clinical trial applications and all the related documentation uploaded and stored in the CTIS are made publicly accessible unless confidentiality is justified on grounds of protection of personal data or CCI, is necessary to protect confidential communications between EU Member States in relation to the preparation of an assessment report, or is necessary to ensure effective supervision of the conduct of a clinical trial in EU Member States. This confidentiality exception may be overruled if there is an overriding public interest in disclosure. The publication of data and documents in relation to the conduct of a clinical trial will take place in accordance with specific timelines. Related timelines are established by the EMA and are determined based on the documents and the categorization of the clinical trial.

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
EU Marketing Authorization

In the EU, medicinal products can only be commercialized after obtaining a marketing authorization. The same rules also apply in the EFTA Pillar of the EEA (Norway, Iceland and Liechtenstein). A company may submit a marketing authorization application on the basis of centralized procedure, the decentralized procedure, or the mutual recognition procedure. Companies may also submit national marketing authorizations, which are issued by the competent NCAs and only cover their respective national territory.

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

The centralized procedure provides for grant of a single marketing authorization by the European Commission that is valid for all the EU Member States. Pursuant to Regulation (EC) No 726/2004, the centralized procedure is mandatory for certain types of products, including for (i) medicinal products derived from certain biotechnology processes, (ii) products designated as orphan medicinal products, (iii) medicinal products containing a new active substance indicated for the treatment of HIV/AIDS, cancer, neurodegenerative disorders, diabetes, autoimmune diseases and other autoimmune dysfunctions and viral diseases. The centralized procedure is also mandatory for Advanced Therapy Medicinal Products (“ATMPs”), which comprise gene therapy, somatic cell therapy and tissue engineered products. The centralized procedure is optional for products containing a new active substance that are indicated for the treatment of other diseases, or for products that are deemed to constitute a significant therapeutic, scientific or technical innovation or for which a centralized authorization process is in the interest of patients in the EU.

Under the Centralized Procedure, the EMA’s Committee on Medicinal Products for Human Use (“CHMP”) conducts an initial assessment of the product and renders opinions about the safety, efficacy and quality of medicinal products on behalf of the EMA. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. The CHMP is composed of experts nominated by each Member State’s NCA, with one of them appointed to act as Rapporteur and another appointed to act as Co-Rapporteur for the co-ordination of the assessment.

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

Unlike the centralized authorization procedure, the decentralized marketing authorization procedure requires a separate application to, and leads to separate approval by, the competent authorities of each EU Member State in which the product is to be marketed. This application is identical to the application that would be submitted to the EMA for authorization through the centralized procedure. The referenced EU Member State prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. The resulting assessment report is submitted to the concerned EU Member States who, within 90 days of receipt, must decide whether to approve the assessment report and related materials. If a concerned EU Member State cannot approve the assessment report and related materials due to concerns relating to a potential serious risk to public health, disputed elements may be referred to the Heads of Medicines Agencies’ Coordination Group for Mutual Recognition and Decentralized Procedures – Human (“CMDh”) for review. The subsequent decision of the European Commission is binding on all EU Member States.

The mutual recognition procedure allows companies that have a medicinal product already authorized in one EU Member State to apply for this authorization to be recognized by the competent authorities in other EU Member States. Like the decentralized procedure, the mutual recognition procedure is based on the acceptance by the competent authorities of the EU Member States of the marketing authorization of a medicinal product by the competent authorities of other EU Member States. The holder of a national marketing authorization may submit an application to the competent authority of an EU Member State requesting that this authority recognize the marketing authorization delivered by the competent authority of another EU Member State.

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

Our product cilta-cel was granted access to the PRIME scheme, making the product eligible for accelerated assessment.

Post-approval Requirements in the EU

Similar to the United States, both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU Member States. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs. Moreover, if a company obtains original marketing authorization for a product via an accelerated approval pathway, the company will often be required to conduct a post-marketing confirmatory trial to verify and describe the clinical benefit in support of full marketing authorization. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of the marketing authorization for a product.

All new marketing authorization applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials, Post-Authorization Efficacy Studies (“PAES”), or Post-Authorization Safety Studies (“PASS”).

Various requirements apply to the manufacturing and placing on the EU market of medicinal products. The manufacturing of medicinal products in the EU requires a manufacturing authorization and import of medicinal products into the EU requires a manufacturing authorization allowing for import. The manufacturing authorization holder must comply with various requirements set out in the applicable EU laws, regulations and guidance, including EU cGMP standards. Similarly, the distribution of medicinal products within the EU is subject to compliance with the applicable EU laws, regulations and guidelines, including the requirement to hold appropriate authorizations for distribution granted by the competent authorities of EU Member States. Marketing authorization holders and/or manufacturing and import authorization, or MA holders and/or distribution authorization holders may be subject to civil, criminal or administrative sanctions, including suspension of manufacturing authorization, in case of non-compliance with the EU or EU Member States’ requirements applicable to the manufacturing of medicinal products.

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

In the EU, interactions between pharmaceutical companies and HCPs, healthcare organizations (“HCOs”) and patient organizations (“POs”) are subject to strict laws, such as national anti-bribery laws of European countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. These rules limit the circumstances in which pharmaceutical companies may provide advantages to HCPs, HCOs or POs to prevent inducements.

Data privacy and security

Finally, very stringent data privacy requirements apply in the EEA and the UK. In particular, Regulation (EU) 2016/679 (the General Data Protection Regulation (the “EU GDPR”) and the UK’s GDPR (the “UK GDPR”) , impose stringent data protection obligations on controllers or processors of personal data, including compliance with principles which require that personal data to be collected for specified, explicit and legal purposes, and processed in a manner consistent with those purposes. Personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed. The EU and UK GDPR also provide that personal data must be held securely, and not transferred outside of the EEA or UK, as applicable, unless certain steps are taken to ensure an adequate level of protection. The EU and UK GDPR also requires companies processing personal data to implement adequate technical measures in order to ensure the most appropriate level of security which may vary depending on different factors such as the categories of processed personal data, the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons. In addition, the EU and UK GDPR require companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. For instance, the EU and UK GDPR require companies to make detailed disclosures to data subjects, provides for conditions under which a valid consent for processing can be obtained, requires the appointment of a data protection officer where sensitive personal data (e.g., health data) is processed on a large scale, imposes mandatory data breach notification throughout the EEA or UK and imposes additional obligations when contracting with service providers or partners. In addition, to the extent a company processes, controls or otherwise uses “special category” of personal data (including patients’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data. Failure to comply with the requirements of the EU and UK GDPR and the related national data protection laws of the EEA countries may result in fines up to 20 million euros (17.5 million British Pounds under the UK GDPR), or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher.
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

In addition, some EEA countries may require the completion of additional studies that compare the cost-effectiveness of a particular medicinal product candidate to currently available therapies. This Health Technology Assessment (“HTA”), which is currently governed by the national laws of the individual EU Member States, is the procedure according to which the assessment of the public health impact, therapeutic impact and the economic and societal impact of use of a given medicinal product in the national healthcare systems of the individual country is conducted. The outcome of HTA regarding specific medicinal products will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EU Member States. On December 13, 2021, the Health Technology Regulation (“HTA Regulation”), was adopted. While the HTA Regulation entered into force in January 12, 2022, it will only begin to apply from January 12, 2025 onwards, with preparatory and implementation-related steps to take place in the interim. The HTA Regulation is intended to boost cooperation among EU Member States in assessing health technologies, including new medicinal products (as well as certain high-risk medical devices), and providing the basis for cooperation at EU level for joint clinical assessments in these areas. The results of assessments conducted on the basis of the HTA may result in increased parity of reimbursement levels for medicinal products between EU Member States.

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

Orphan Medicinal Product Designation and Exclusivity in the EU

Pursuant to Article 3 of Regulation (European Commission) No 141/2000, as implemented by Regulation (EC) No. 847/2000, a medicinal product may be designated by the European Commission as orphan if its sponsor can establish that (1) is the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition.

Regulation (EC) No 847/2000 sets out further provisions for implementation of the criteria for designation of a medicinal product as an orphan medicinal product. An application for the designation of a medicinal product as an orphan medicinal product must be submitted at any stage of development of the medicinal product but before filing of a marketing authorization application. A marketing authorization for an orphan medicinal product may only include indications designated as orphan. For non-orphan indications treated with the same active pharmaceutical ingredient, a separate marketing authorization has to be sought. Regulation (EC) No 847/2000 sets out further provisions for implementation of the criteria for designation of a medicinal product as an orphan medicinal product. An application for the designation of a medicinal product as an orphan medicinal product must be submitted at any stage of development of the medicinal product but before filing of a marketing authorization application. A marketing authorization for an orphan medicinal product may only include indications designated as orphan. For non-orphan indications treated with the same active pharmaceutical ingredient, a separate marketing authorization has to be sought.

Orphan medicinal product designation entitles an applicant to incentives such as fee reductions or fee waivers, protocol assistance, and access to the centralized marketing authorization procedure.

Upon grant of a marketing authorization, medicinal products receiving orphan designation are entitled to ten years market exclusivity for the approved therapeutic indication. During which time the EMA cannot accept another marketing authorization application, or grant a marketing authorization, or accept an application to extend a marketing authorization for a similar product for the same indication for a period of ten years. The period of market exclusivity is extended by two years for orphan medicinal products that have also complied with an agreed Pediatric Investigation Plan, or PIP. market exclusivity in the EU for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan medicinal product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria on the basis of which it received orphan medicinal product designation, including where it can be demonstrated on the basis of available evidence that, if the original medicinal product is sufficiently profitable not to justify maintenance of market exclusivity or where the prevalence of the condition has increased above the legal threshold. Additionally, a marketing authorization may be granted to a similar product for the same orphan indication at any time during the ten-year period if: (i) the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior; (ii) the applicant consents to a second orphan medicinal product application; or (iii) the manufacturer of the original orphan medicinal product cannot supply the orphan medicinal product in sufficient quantities. A company may voluntarily remove a product from the register of orphan products.
EU Supplementary Protection Certificates
In the EU, Supplementary Protection Certificates ("SPCs") are available to extend a patent term for up to five years to compensate patent protection lost during regulatory review. SPCs must be applied for and granted on a country-by-country basis.

Additional Protection for Pediatric Indications in the EU

In the EU, Regulation (EC) No 1901/2006 provides that all marketing authorisation application s for new medicinal products must include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan (“PIP”), agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP requirement also applies when a marketing authorization holder intends to add a new indication, pharmaceutical form or route of administration for a medicinal product that has already been authorized. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication for the medicinal product for which marketing authorization is being sought. The PDCO may grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Furthermore, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the Supplementary Protection Certificate (“SPC”), if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity. This pediatric reward is granted subject to specific conditions and, in particular, that: (i) the applicant demonstrates having complied with all the measures contained in the PIP; (ii) the SmPC, and if appropriate the package leaflet, reflects the results of studies conducted in compliance with such PIP; and (iii) the product is authorized in all EU Member States. The rewards for conducting studies in the pediatric population can be granted irrespective of the fact that the information generated in compliance with the agreed PIP fails to lead to the authorization of a pediatric indication.
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

To implement the regulatory reform introduced by the Innovation Opinion, the NPC and the NMPA has been revising the fundamental laws, regulations and rules regulating pharmaceutical products and the industry, which include the framework law known as the PRC Drug Administration Law (“DAL”). The DAL was promulgated by the Standing Committee of the NPC on September 20, 1984 and last amended on August 26, 2019 and took effect as of December 1, 2019. The DAL is implemented by a high-level regulation issued by the State Council referred to as the DAL Implementing Regulation. A set of regulations have been subsequently promulgated for further implementation of the DAL; the primary one governing CTAs, marketing approval, and post-approval amendment and renewal is known as the Drug Registration Regulation (“DRR”). The DRR was promulgated by the CFDA on February 28, 2005 and the last amended DRR took effect from July 1, 2020. Although the NMPA has issued several notices and proposed regulations in 2018 and 2019 to implement the reforms, the implementing regulations for many of the reforms in the Innovation Opinion have not yet been finalized and issued, and therefore, the details regarding the implementation of the regulatory changes remained uncertain in some respects.

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
Non-Clinical Research

The NMPA requires preclinical data to support registration applications for imported and domestic drugs. According to the DRR, nonclinical safety studies must comply with the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory. On August 6, 2003, the NMPA promulgated the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory, which was revised on July 27, 2017, to improve the quality of non-clinical research, and began to conduct the Good Laboratories Practice. The NMPA promulgated the newly revised Administrative Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory on January 19, 2023, which became effective on July 1, 2023. Pursuant to the newly revised Administrative Measures for Certification of Good Laboratory Practice for Non-clinical Laboratory, the NMPA is responsible for the certification of non-clinical research institutions nationwide and local provincial medical products administrative authorities is in charge of the daily supervision of non-clinical research institution. The NMPA decides whether an institution is qualified for undertaking pharmaceutical non-clinical research by evaluating such institution’s organizational administration, its research personnel, its equipment and facilities, and its operation and management of non-clinical pharmaceutical projects. A Good Laboratory Practice Certification will be issued by the NMPA if all the relevant requirements are satisfied, which will also be published on the NMPA’s website.
Pursuant to the Regulations for the Administration of Affairs Concerning Experimental Animals promulgated by the State Science and Technology Commission on November 14, 1988 and amended on January 8, 2011, July 18, 2013 and March 1, 2017, respectively, by the State Council, the Administrative Measures on Good Practice of Experimental Animals jointly promulgated by the State Science and Technology Commission and the State Bureau of Quality and Technical Supervision on December 11, 1997, and the Administrative Measures on the Certificate for Experimental Animals (Trial) promulgated by the Ministry of Science and Technology and other regulatory authorities on December 5, 2001, using and breeding experimental animals shall be subject to some rules and performing experimentation on animals requires a Certificate for Use of Laboratory Animals. On January 19, 2023, the NMPA issued the newly revised "Good Laboratory Practice for Nonclinical Testing Management Measures", which came into effect on July 1, 2023. These measures further clarified the requirements for good laboratory practice in nonclinical testing, including laboratory organization and management, scientific researchers, equipment and facilities, quality control, and risk management.
Registration Categories

Prior to engaging with the NMPA on research and development and approval, an applicant will need to determine the registration category for its product candidate (which will ultimately need to be confirmed with the NMPA), which will determine the application requirements for its clinical trial and marketing application.
According to the DRR, drug marketing registration applications shall be subject to three categories, namely traditional Chinese drugs, chemical drugs and biological products. Among them, the registration applications of chemical drugs shall be categorized by innovative chemical drugs, improved new chemical drugs, generic chemical drugs and others, and the registration applications of biological products shall be categorized by innovative biological products, improved new biological products, and biological products on the market (including biological similar drugs) and others.
The Registration Category of Biological Products and the Data Requirements for Declaration, issued by NMPA on June 29, 2020 and effective from July 1, 2020, which replaced the former category of therapeutic biological products and stipulated that the therapeutic biological products should be classified into 3 Categories, among which Category I refers to therapeutic biological products that have not been marketed anywhere in the world, Category II refers to improved new therapeutic biological products and Category III refers to therapeutic biological products that have been marketed in China or abroad.
Expedited Programs
Priority Evaluation and Approval Programs to Encourage Innovation
The NMPA has adopted several expedited review and approval mechanisms since 2009 and created additional expedited programs in recent years that are intended to encourage innovation. Applications for these expedited programs can be submitted together with the registration package or after the registration submission is admitted for review by the CDE. The Opinions on Encouraging the Prioritized Evaluation and Approval for Drug Innovation promulgated by the NMPA on December 21, 2017 clarified that fast track CTAs or drug registration pathways will be available to the innovative drugs. The Opinions on Encouraging the Prioritized Evaluation and Approval for Drug Innovation was replaced by the Announcement on the Release of Three Documents including the Procedures for the Evaluation of Breakthrough Therapeutic Drugs (Trial) issued by the NMPA on July 7, 2020. The three documents are namely the Procedures for the Evaluation of Breakthrough Therapeutic Drugs (Trial), Procedures for the Evaluation and Approval of the Listing Application for Conditional Approval of Drugs (Trial) and Procedures for Prioritized Evaluation and Approval for Drug Marketing (Trial), among others, which allow the applicant to apply for the breakthrough therapy drug procedure during the Phase I and II clinical trials and normally no later than the commencement of Phase III clinical trials for the innovative or improved drugs which are used for the prevention and treatment of diseases that seriously endanger life or seriously affect quality of life and there exists no effective means of prevention and treatment or there is sufficient evidence to show a significant clinical advantage over the existing treatments. In addition, when applying for the marketing license of a drug, for drugs with obvious clinical value, the applicant can apply for the prioritized evaluation and approval procedure.
If admitted to one of these expedited programs, an applicant will be entitled to more frequent and timely communication with reviewers at the CDE, expedited review and approval, and more agency resources throughout the review approval process.
NMPA also permits conditional approval of certain medicines based on early phase China clinical trial data or only on foreign approval clinical data. Post-approval the applicant may need to conduct one or more post- marketing studies. The agency has done this for drugs that meet unmet clinical needs for life-threatening illnesses and also for drugs that treat orphan indications. In 2018, the NMPA and the NHC established a conditional approval program for drugs designated by the CDE that have been approved in the U.S., EU and Japan within the last 10 years and that meet one of the three criteria: (1) orphan indications, (2) drugs that treat life threatening illnesses for which there are not effective treatment or preventive methods, and (3) drugs that treat life threatening illnesses and that have a clear clinical advantage over other approved therapies.
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

In 2015, the NMPA began to issue an umbrella approval for all phases (typically phase three) of a new drug clinical trial, instead of issuing approval phase by phase. For certain types of new product candidates, CTAs may be prioritized over other applications and put in a separate expedited queue for approval.
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

Human Genetic Resources Approval

On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that non-PRC-invested sponsors that sample and collect human genetic resources in clinical trials shall be required to file with the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. The State Council of PRC issued the Regulations on the Administration of Human Genetic Resources (“HGR Regulation”), which became effective on July 1, 2019. The HGR Regulation regulate the collection, preservation, usage and external provision of China’s human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The Ministry of Science and Technology is responsible for the management of human genetic resources at the national level, and the administrative departments of science and technology under the provincial governments are responsible for the management of human genetic resources at local level. Non-PRC entities, non-PRC individuals and such entities established or actually controlled thereby are not allowed to collect or preserve China’s human genetic resources (including organs, tissues, cells and other genetic materials of human genome and gene) or provide human genetic resources abroad, while they are prohibited from using China’s human genetic resources unless they have obtained an approval from relevant PRC government authority or have filed with relevant government authority for international cooperation with a Chinese entity. The HGR Regulation formalized the approval requirements pertinent to research collaborations between Chinese and non-PRC-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China.
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

On May 26, 2023, the Ministry of Science and Technology issued the Implementing Rules of the Regulation on the Administration of Human Genetic Resources, which became effective on July 1, 2023 (the “Implementing Rules”). The Implementing Rules closely scrutinize all HGRs-related activities from upstream collection of HGR materials to downstream exploitation and external provision of the HGR materials and data derived therefrom (the “HGR data”). The Implementing Rules are intended to provide operational details and clarify questions that have emerged in the past few years after the HGR Regulations became effective. Under the Implementing Rules, clinical studies conducted for purpose of obtaining marketing authorization for drugs and medical devices in China, if not involving the export of HGR materials, shall be filed with the Ministry of Science and Technology (as opposed to the advance approval) if the HGR materials are collected by sites, and processed by sites or an onshore third-party lab specified in the clinical trial protocol. The Implementing Rules enumerate situations where a security review is required for external provision or utilization in an open manner of HGR data, such as external provision or utilization in an open manner of HGR data about important genetic pedigrees, HGR data from specific regions, and exome sequencing and genome sequencing information of over 500 individuals.
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
Pursuant to the newly amended DAL, under the drug marketing authorization holder mechanism, an enterprise obtained drug registration certificate and a research and development institution are eligible to be a drug marketing authorization holder, and this drug marketing authorization holder shall be responsible for nonclinical laboratory studies, clinical trials, production and distribution, post-market studies, and the monitoring, reporting, and handling of adverse reactions in connection with drugs in accordance with the provisions of the DAL. The drug marketing authorization holder may engage contract manufacturers for manufacturing, provided that the contract manufacturers are licensed and may engage pharmaceutical distribution enterprises with drug distribution license for the distribution activities. Upon the approval of the medical products administrative department under the State Council, a drug marketing authorization holder may transfer the drug marketing authorization and the transferee shall have the capability of quality management, risk prevention and control, and liability compensation to ensure the safety, effectiveness and quality controllability of drugs, and fulfill the obligations of the drug marketing license holder. On December 29, 2022, the NMPA promulgated the Regulation on the Implementation of Primary Responsibilities for Drug Quality and Safety by Drug Marketing Authorization Holders, requiring drug marketing authorization holders to set up management departments with clear responsibilities, equip management personnel appropriate to the scale of drug production and operation, and establish a sound quality management system for the whole life cycle of drugs.
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

Patent-Related Protections Patent linkage

NMPA and China National Intellectual Property Administration (CNIPA) jointly issued the “Implementing Measures for Drug Patent Dispute Early Resolution Mechanism (Tentative)” in July 2021 which came into effect in the same day. The Drug Patent Dispute Early Resolution Mechanism is similar to the US patent linkage system established in Hatch-Waxman Act but with some differences. This mechanism allows the patentee or interested person of an innovative drug to sue the generic drug or biosimilar producers when they submit the ANDA or biosimilar BLA. If a suit is filed, an automatic 9 month stay of marketing approval is placed on the generic drug or biosimilar, while the stay is 30 months in the US patent linkage system.
Patent term extension
According to the Patent Law issued by the Standing Committee of the NPC on October 17, 2020, which became effective on June 1, 2021, the patent administration department under the State Council shall, upon request of the patentee, extend the patent term of relevant invention patents of the new drug that is approved to be listed on the market in China. The compensated extension shall not exceed five years, and the total valid patent term after the new drug is approved for the market shall not exceed 14 years. On December 21, 2023, the PRC State Council promulgated the amendment to Implementing Rules of Patent Law, which will become effective on January 20, 2024. The amendment details the provision by stipulating that the compensated extension shall be calculated based on the number of days between the filing of the patent application and the date on which the new drug is approved to be listed on the market in China, minus five years. During the patent term compensation period, the scope of protection of the patent is limited to the technical solutions related to the new drug and its approved indications.
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

Factors that affect the inclusion of a pharmaceutical product in the NRDL include whether the product is consumed in large volumes and commonly prescribed for clinical use in the PRC and whether it is considered to be important in meeting the basic healthcare needs of the general public. Since 2016, special consideration has been given to, among others, innovative drugs with high clinical value and drugs for serious diseases. In addition, the PRC Ministry of Human Resources and Social Security has also been negotiating with manufacturers of expensive drugs with high clinical demands and proven effectiveness for price cuts in exchange for inclusion into the NRDL. The latest version of the NRDL was released on December 13, 2023 and was implemented on January 1, 2024.
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
The newly amended Measures for Cybersecurity Review, which was published by the CAC and 12 other relevant PRC government authorities on December 28, 2021, became effective on February 15, 2022. The Measures for Cybersecurity Review provides that, among other things, (i) the purchase of network products and services by a CIIO and the data processing activities of a “network platform operator” that affect or may affect national security shall be subject to the cybersecurity review; and (ii) if a “network platform operator” that possesses personal information of more than one million users intends to go public in a country other than Greater China, it must apply for a cybersecurity review with the cybersecurity review office.

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

On February 24, 2023, the CAC officially released the final version of the Measures for Standard Contract for the Outbound Transfer of Personal Information (the "Measures"). These Measures, including a template standard contract, took effect on June 1, 2023. According to the Measures, personal information processors that choose to establish standard contracts for providing personal information to overseas parties should follow the relevant provisions for contract establishment. Specifically, personal information processors should fully communicate with overseas recipients, clarify their rights and obligations, and ensure that the export of personal information is legal, secure, and compliant. After signing the standard contract, personal information processors are required to file with the provincial internet information department within 10 working days of the standard contract's effectiveness. The filing materials should include the standard contract and the report on the impact of personal information protection. Furthermore, if personal information processors choose to establish standard contracts to provide personal information to overseas parties, during the effective period of the standard contract, if there are situations such as personal information exporting, changes in personal information protection policies and regulations in the country or region where the overseas recipient is located, personal information processors should re-evaluate the impact of personal information protection, supplement or re-sign standard contracts, and fulfill the corresponding filing procedures.
PRC Regulation of Foreign Investment

Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment (the “Catalogue”), which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Special Administrative Measures for the Access of Foreign Investment (Negative List) (2021) issued by the MOFCOM and the NDRC on December 27, 2021 and took into effect from January 1, 2022. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The Encouraged Industry Catalogue for Foreign Investment (2022), or the 2022 Encouraged Industry Catalogue, which became effective on January 1, 2023, provides that foreign investment is encouraged in the development and production of cell therapy drugs except in areas where foreign investment is prohibited.

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

M&A Rules
According to the M&A Rules jointly issued by the MOFCOM, the State Assets Supervision and Administration Commission of the State Council, the SAT, the State Administration for Industry and Commerce (now known as the SAMR), the CSRC and the SAFE, on August 8, 2006 and amended by the MOFCOM on June 22, 2009, among other things, (i) the purchase of an equity interest or subscription to the increase in the registered capital of non-foreign-invested enterprises, (ii) the establishment of foreign-invested enterprises to purchase and operate the assets of non-foreign-invested enterprises, or (iii) the purchase of the assets of non-foreign-invested enterprises and the use of such assets to establish foreign-invested enterprises to operate such assets, in each case, by foreign investors shall be subject to the M&A Rules. Particularly, application shall be made for examination and approval of the acquisition of any company in China affiliating to a domestic company, enterprise or natural person, which is made in the name of an oversea company established or controlled by such domestic company, enterprise or natural person.
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

Legend Biotech is incorporated as an exempted company in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

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

There is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples and Calder (Singapore) LLP have advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment in personam obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

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

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

European Union
We lease or expect to lease the following facilities in the European Union:
•Janssen currently leases two facilities in Ghent, Belgium that will be used primarily for GMP manufacturing. These facilities include approximately 180,900 and 30,000 square feet, respectively, one of which is under construction, and the other has started producing cilta-cel for clinical trials. We expect that these facilities will be subleased to us, effective as of a future date, in connection with our assumption of control of such facilities in accordance with the Janssen collaboration and license agreement. Once completed and all regulatory approvals have been obtained, we plan to use these facilities for the clinical and commercial manufacture of CARVYKTI.
•We have an administrative office facility located in Ghent, Belgium, where lease approximately 19,300 feet.
•We have a research and administrative facility located in Dublin, Ireland, where we lease approximately 8,300 square feet.
PRC

In Nanjing, we hold a land-use right for approximately 50,000 square meters situated at the North of Yuehua Road and West of Qiande Road, Jiangning Hi-Tech Development Zone, Nanjing, Jiangsu Province. We completed the construction of a GMP manufacturing facility on this land in July 2023, which has a footprint of approximately 3,800 square meters and a gross floor area of approximately 21,000 square meters. In addition, we lease the following facilities in the PRC for a variety of purposes, including for office space, warehousing, laboratory work, storage and GMP manufacturing:

Address	Scheduled Lease Expiration	Leased Area	Use of Premises
1st, 2nd, 3rd and 4th Floors, Building 6, Nanjing Life Science Town, 568 Longmian Avenue, Jiangning District, Nanjing	31-Dec-2026	3,592 square meters	Office and GMP manufacturing
3rd, 4th and 5th Floors, Building 3, Nanjing Life Science Town, 568 Longmian Avenue, Jiangning District, Nanjing	30-May-2026	2,038 square meters	Office and laboratory
4th Floor, Block A, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	23-Jul-2024	2,940.67 square meters	Office
4th Floor, Block E, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	31-Dec-2028	7,250 square meters	Laboratory
1st Floor, Building 5, 28 Yongxi Road, Jiangning District, Nanjing*	30-Jun-2025	1,000 square meters	Office and laboratory
1st Floor, Block B, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	25-Aug-2024	1,279.8 square meters	Warehouse
3rd Floor, Block B, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	14-Sept-2024	1,334.28 square meters	Laboratory and office
Room 209, 2nd Floor, 298 Xiangke Road, Zhangjiang High-Tech Park, Shanghai	30-June-2024	351.56 square meters	Office
17th Floor, Block B, Golden Land Center, 91 Jianguo Road, Chaoyang District, Bejing	14-May-2025	327.87 square meters	Office
Tennis Court, 33 Jinyou Road, Jiangning District, Tongfang Industrial Park, Nanjing	23-July-2024	375 square meters	Storage of waste materials
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
Overview

We are primarily a global, clinical-stage biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 1,800 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel, or cilta-cel (referred to as LCAR- B38M for purposes of our LEGEND-2 trial), is a chimeric antigen receptor T cell (“CAR-T”) therapy we are jointly developing with our strategic partner, Janssen, for the treatment of MM. Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in relapsed and refractory multiple myeloma (“RRMM”) patients with a manageable safety profile.

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
Since inception, we have incurred significant operating losses. Our net losses were $518.3 million and $446.3 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had accumulated losses of $1.5 billion. We expect to incur operating losses over the next several years as we advance the preclinical and clinical development of our research programs and product candidates. Based on our cash and cash equivalents, deposits and investments of $1.3 billion, as of December 31, 2023, we expect that we will be able to fund our planned operations and capital expenditure requirements through the end of 2025. We expect to need additional capital to fund our operations in 2026 and beyond, which we may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources. We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:
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

Furthermore, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term Secured Overnight Financing Rate (“SOFR”) plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5% . Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest As of December 31, 2023, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $31.3 million, respectively.

Global Economic Conditions

Worldwide economic conditions remain uncertain and we continue to monitor the impact of macroeconomic conditions, including those related to the public health crises, the Russia-Ukraine war, the conflict between Israel and Hamas, the failure and instability of financial institutions and rising inflation rates.

Changes in economic conditions, supply chain constraints, logistics challenges, labor shortages, the Russia-Ukraine war, the conflict between Israel and Hamas and steps taken by governments and central banks, have led to higher inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including increased interest rates. Our product manufacturing in both the U.S. and China has continued. Currently we have not experienced any material impact to our material supply chain or as a result of inflation and rising interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We believe we have established robust sourcing strategies for all necessary materials and do not expect any significant impact.

In addition, in China, although we experienced disruptions from COVID-19 during the year ended December 31, 2023, we do not believe they had a material impact to our business. There are still uncertainties of COVID-19’s future impact on our business in China, results of operations and financial condition, and the extent of the impact will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the development and progress of distribution of COVID-19 vaccines and other medical treatments, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. If COVID-19 resurges or if other public health crises create similar disruptions, our business, results of operations and financial condition could be materially and adversely affected. We will continue to monitor and assess the impact of the ongoing development of the pandemic on our financial position and operating results and respond accordingly.

If these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations. Although we do not believe that these macroeconomic conditions have had a material impact on our financial position or results of operations to date, we may experience impacts in the near future (especially if inflation rates continue to rise) on our operating costs, including our labor costs and research and development costs, due to supply chain constraints, consequences associated with public health crises, the ongoing conflict between Russia and Ukraine and the conflict between Israel and Hamas, and employee availability and wage increases, which may result in additional stress on our working capital resources.
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

We typically use our employee, consultant and infrastructure resources across our development programs. We track outsourced development costs by allocating these costs to either our B-cell maturation antigen (“BCMA”) program or to all our other non-BCMA programs, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or preclinical programs. For the years ended December 31, 2023 and 2022, our total research and development expenses were $265.0 million and $210.9 million, respectively, for our BCMA program and $117.2 million and $124.7 million, respectively, for all other non-BCMA programs.
From inception through December 31, 2023, we have incurred approximately $1.5 billion in research and development expenses to research and advance the development of our product candidates and preclinical programs. We expect our research and development expenses will increase for the foreseeable future as we seek to advance our preclinical programs and product candidates. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including the uncertainty of:
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
Other Income and Gains
Other income and gains consist of finance income, fair value gains on financial assets at fair value change through profit or loss, government grants, foreign exchange gain.

Revenue recognition

Upfront fees

The transaction price is generally comprised of an upfront payment due at contract inception and variable consideration in the form of payments for our services and materials and milestone payments due upon the achievement of specified events.

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

Upfront payment is allocated to a single performance obligation in the Novartis Licensing Agreement. The $100.0 million upfront fees from Novartis were included in the transaction price upon contract inception in 2023 and will be recognized when the performance obligation to deliver the intellectual property and complete the Phase 1 trial are finished over time. The $100.0 million upfront fees were fully received by us in early 2024.
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

Additionally, we are eligible to receive further milestone payments under the Janssen Agreement of up to $125 million for the achievement of specified manufacturing milestones and an additional $610 million consisting of $400 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property, including a technology transfer service, that was satisfied in 2018. We will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price.

For a description of the upfront and milestone payments Janssen has made to us under the Janssen Agreement and potential future milestone payments Janssen may make to us under the Agreement, see “Item 4. Information on the Company—B. Business Overview—Collaboration and License Agreement with Janssen Biotech, Inc.”

With respect to the Novartis Licensing agreement we have concluded that that all potential future development, regulatory and sales milestones are considered fully constrained at the inception of the License Agreement since the Company could not conclude it was highly probable since we are not able to reasonably estimate the probability of success.
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

We have concluded that revenue associated with the Novartis Licensing Agreement will be recognized over time using the input method as the delivery of the license is not distinct from the Legend Phase 1 trial.
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
For awards that do not ultimately vest because performance and/or service conditions have not been met, no expense is recognized

A.Operating Results
Comparison of Fiscal Years Ended December 31, 2023 and 2022
The following table summarizes our results of operations for the fiscal years ended December 31, 2023 and 2022:

	Fiscal Year Ended December 31,		Variance
	2023	2022
	(in thousands)
Consolidated Statement of Operations Data:
Revenue
License revenue	35,160	50,000	(14,840)
Collaboration revenue	249,804	66,677	183,127
Other revenue	179	328	(149)
Total revenue	285,143	117,005	168,138
Operating expenses:
Collaboration cost of revenue	(144,214)	(65,363)	(78,851)
Research and development expenses	(382,218)	(335,648)	(46,570)
Administrative expenses	(106,769)	(80,631)	(26,138)
Selling and distribution expenses	(94,158)	(93,417)	(741)
Other income and gains	58,126	12,049	46,077
Other expenses	(28,484)	(9,823)	(18,661)
Fair value (loss)/gain of warrant liability	(85,750)	20,900	(106,650)
Finance costs	(21,794)	(10,796)	(10,998)
Loss before tax	(520,118)	(445,724)	(74,394)
Income tax benefit/(expense)	1,864	(625)	2,489
Loss for the year	(518,254)	(446,349)	(71,905)
Revenue

License Revenue

License revenue for the year ended December 31, 2023 was $35.2 million, compared to $50.0 million for the year ended December 31, 2022. This decrease of $14.8 million was primarily driven by nature of and timing of milestones achieved as outlined in the Global Development Plan under the Janssen Agreement for cilta-cel.

Collaboration Revenue

Collaboration revenue for the year ended December 31, 2023 was $249.8 million, compared to $66.7 million for the year ended December 31, 2022. This increase of $183.1 million was due to an increase in revenue generated from sales of CARVYKTI in connection with the Janssen Agreement.

Other Revenue

Other revenue for the year ended December 31, 2023 was $0.2 million, compared to $0.3 million for the year ended December 31, 2022. Other revenue mainly relates to the licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates.

Operating Expenses
Collaboration cost of revenue

Collaboration cost of revenue for the year ended December 31, 2023 were $144.2 million, compared to $65.4 million for the year ended December 31, 2022. This increase of $78.8 million was primarily due to our share of costs of sales of CARVYKTI as part of the Janssen Agreement and expenditures to support expansion in manufacturing capacity.
Research and Development Expenses

Research and development expenses for the year ended December 31, 2023 were $382.2 million, compared to $335.6 million for the year ended December 31, 2022. This increase of $46.6 million was primarily due to research and development activities in cilta-cel, including higher patient enrollment for Phase 3 clinical trials for cilta-cel, and an increase in research and development activities for other pipeline items. Also, the increase in research and development expenses is due to personnel and start up costs to establish the manufacturing facility in Belgium for initial clinical production. The other pipeline expenses include continued investment in our solid tumor programs, which includes two Investigational New Drug (“IND”) approvals that advanced into Phase 1 development.
Administrative Expenses

Administrative expenses for the year ended December 31, 2023 were $106.8 million, compared to $80.6 million for the year ended December 31, 2022. This increase of $26.2 million was due to our expansion of supporting administrative functions to facilitate business growth and investment in building global information technology infrastructure.
Selling and Distribution Expenses

Selling and distribution expenses for the year ended December 31, 2023 were $94.2 million, compared to $93.4 million for the year ended December 31, 2022. This increase of $0.8 million was due to costs associated with commercial activities for cilta-cel.
Other Income and Gains

Other income and gains for the year ended December 31, 2023 was $58.1 million, compared to $12.0 million for the year ended December 31, 2022. This increase of $46.1 million was primarily driven by increases in interest income and gain on investments for the year ended December 31, 2023.
Other Expenses

Other expenses for the year ended December 31, 2023 was $28.5 million, compared to $9.8 million for the year ended December 31, 2022. The increase of $18.7 million was primarily due to unrealized foreign exchange loss.
Finance Costs
Finance costs for the year ended December 31, 2023 was $21.8 million, compared to $10.8 million for the year ended December 31, 2022. The increase of $11.0 million was primarily due to interest on advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted by principal and applicable interests upon such principal.

Fair Value (Loss)/Gain of Warrant Liability

Fair value loss of warrant liability for the year ended December 31, 2023 was $85.8 million, compared to a fair value gain of $20.9 million for the year ended December 31, 2022. The $106.7 million increase was due to the fair value loss recorded on the full exercise of the warrant we issued to an institutional investor in May 2021, which warrant was fully exercised on May 11, 2023.
Income Tax (Expense)/Credit

Income tax credit for the year ended December 31, 2023 was $1.9 million compared to $0.6 million of income tax expense for the year ended December 31, 2022. The $2.5 million decrease in income tax expense was due to the reversal of previously accrued reserves for uncertain tax positions upon the expiration of the statute of limitations.
Comparison of Fiscal Years Ended December 31, 2022 and 2021
The following table summarizes our results of operations for the fiscal years ended December 31, 2022 and 2021:

	Fiscal Year Ended December 31,		Variance
	2022	2021
	(in thousands)
Consolidated Statement of Operations Data:
REVENUE
License revenue	50,000	65,402	(15,402)
Collaboration revenue	66,677	—	66,677
Other revenue	328	3,424	(3,096)
Total revenue	117,005	68,826	48,179
Operating expenses:
Collaboration cost of revenue	(65,363)	—	(65,363)
Research and development expenses	(335,648)	(313,346)	(22,302)
Administrative expenses	(80,631)	(46,961)	(33,670)
Selling and distribution expenses	(93,417)	(102,542)	9,125
Other income and gains	12,049	3,059	8,990
Other expenses	(9,823)	(9,132)	(691)
Fair value (loss)/gain of warrant liability	20,900	(6,200)	27,100
Finance costs	(10,796)	(900)	(9,896)
Loss for the year	(445,724)	(407,196)	(38,528)
Income tax benefit/(expense)	(625)	3,614	(4,239)
Loss for the year	(446,349)	(403,582)	(42,767)
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

Other Revenue

Other revenue for the year ended December 31, 2022 was $0.3 million, compared to $3.4 million for the year ended December 31, 2021. This decrease of $3.1 million was due to lower license and royalty revenue generated in 2022 for the licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates during the year ended December 31, 2022.

Operating Expenses
Collaboration cost of revenue

Collaboration cost of revenue for the year ended December 31, 2022 was $65.4 million, compared to none for the year ended December 31, 2021. This increase of $65.4 million was primarily due to our share of costs of sales incurred in the U.S. in connection with the commercial launch of CARVYKTI as part of the Janssen Agreement.
Research and Development Expenses

Research and development expenses for the year ended December 31, 2022 were $335.6 million, compared to $313.3 million for the year ended December 31, 2021. This increase of $22.3 million was primarily due to research and development activities in cilta-cel in earlier lines of therapy and increase in our pipeline expenditures as we filed two IND filings and began preparation for Phase 1 clinical development in the U.S. in the year ended December 31, 2022.
Administrative Expenses

Administrative expenses for the year ended December 31, 2022 were $80.6 million, compared to $47.0 million for the year ended December 31, 2021. This decrease of $33.6 million was due to our expansion of supporting administrative functions to facilitate business expansion. This increase is primarily driven by implementation of the final phase of separation of information technology infrastructure from GenScript Biotech Corporation (“GenScript” or “Genscript”), required enhancements for cybersecurity and privacy, along with the required IT infrastructure build to support the product candidate manufacturing facilities.
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
Other Expenses

Other expenses for the year ended December 31, 2022 was $9.8 million, compared to $9.1 million for the year ended December 31, 2021. The decrease of $0.7 million was primarily due to foreign exchange loss.

Finance Costs

Finance costs for the year ended December 31, 2022 was $10.8 million, compared to $0.9 million for the year ended December 31, 2021. The increase of $9.9 million was primarily due to of interest on advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted by principal and applicable interests upon such principal. We elected to borrow an incremental $130.3 million as of December 31, 2022 in accordance with the terms of the Janssen agreement.

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

Income Tax (Expense)/ Credit

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
Revenue Recognition
Upfront fees
The transaction price is generally comprised of an upfront payment due at contract inception and variable consideration in the form of payments for our services and materials and milestone payments due upon the achievement of specified events.

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

Upfront payment is allocated to a single performance obligation in the Novartis Licensing Agreement. The $100.0 million upfront fees from Novartis were included in the transaction price upon contract inception in 2023 and will be recognized when the performance obligation to deliver the intellectual property and complete the Phase 1 trial are finished over time. The $100.0 million upfront fees were fully received by us in early 2024.
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

Additionally, we are eligible to receive further milestone payments under the Janssen Agreement of up to $125 million for the achievement of specified manufacturing milestones and an additional $610 million consisting of $400 million for the achievement of specified future development and regulatory milestones and $210 million for the achievement of specified net trade sales milestones. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property, including a technology transfer service, that was satisfied in 2018. We will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price.

For a description of the upfront and milestone payments Janssen has made to us under the Janssen Agreement and potential future milestone payments Janssen may make to us under the Agreement, see “Item 4. Information on the Company—B. Business Overview—Collaboration and License Agreement with Janssen Biotech, Inc.”

With respect to the Novartis License Agreement, we have concluded that that all potential future development, regulatory and sales milestones are considered fully constrained at the inception of the License Agreement since the Company could not conclude it was highly probable since we are not able to reasonably estimate the probability of success.
Licenses of intellectual property
In assessing whether a license is distinct from the other promises, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the counterparty can benefit from a license for its intended purpose without the receipt of the remaining promise(s) by considering whether the value of the license is dependent on the unsatisfied promise(s), whether there are other vendors that could provide the remaining promise(s), and whether it is separately identifiable from the remaining promise(s). We evaluate the nature of a promise to grant a license in order to determine whether the promise is satisfied over time or at a point in time. With respect to arrangements containing a license to our intellectual property that is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenue from amounts allocated to the license when the license is transferred to the licensee and the licensee is able to use and benefit from the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time and, if over time, the appropriate method of measuring progress for purposes of recognizing revenue.

We evaluated that the license is a single performance obligation in the Janssen Agreement, including a technology transfer service, which represent a right to use our license as it exists at the point in time that the license is granted. Revenue from licenses is recognized when the control of the right to use of the license is transferred to the customer.

We evaluated that the license (inclusive of know-how) and the delivery of the Handover Package Documents which includes performing the Legend Phase 1 trial, is a single performance obligation in the Novartis Licensing Agreement, which represents a right to use our license over time after the license is granted and the Legend Phase 1 trial is ongoing.
Input Method

We use input methods to measure the progress toward the complete satisfaction of performance obligations satisfied over time. Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we are expected to complete our performance obligations under an arrangement. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.
We have concluded that revenue associated with the Novartis Licensing Agreement will be recognized over time using the input method as the delivery of the license is not distinct from the Legend Phase 1 trial.

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
The following table lists the inputs to the model used:

	Year Ended December 31,
	2023	2022
Expected life of options (years)	10	10
Expected volatility	66.1%	73.0% - 87.1%
Risk-free interest rate	3.40%-4.84%	0.52% - 3.11%
Dividend yield	0%	0%
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

B.Liquidity and Capital Resources
Sources of Liquidity

Since our inception, we have incurred significant operating losses. We expect to incur operating losses over the next several years as we advance the preclinical and clinical development of our research programs and product candidates. Based on our cash and cash equivalents, deposits and investments of $1.3 billion, as of December 31, 2023, we expect that we will be able to fund our planned operations and capital expenditure requirements through the end of 2025. We expect to need additional capital to fund our operations in 2026 and beyond, which we may obtain from additional equity or debt financings, collaborations, licensing arrangements or other sources.

With the exception of our first product, CARVYKTI, which was approved by the FDA on February 28, 2022 for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody, we do not currently have any approved products and we have not generated any revenue from product sales for other products. From inception through December 31, 2023, we have funded our operations primarily with approximately:
•$3.9 million in capital contributions from Genscript;
•$160.5 million in gross proceeds from the sale of our Series A preference shares;
•$685.0 million in upfront and milestone payments from Janssen under our collaboration and license agreement;
•$450.1 million in net proceeds from our U.S. initial public offering and an additional $12.0 million from a concurrent private placement with Genscript;
•$300.0 million in net proceeds from our private placement to an investor and related warrant issuance in May 2021;
•$323.4 million in net proceeds from our public offering of ADSs that closed in December 2021
•$250.0 million in advances from Janssen under our the Janssen Agreement;
•$377.6 million in net proceeds from our public offering of ADSs that closed in July 2022;
•$234.4 million in net proceeds from private placements to certain investors in May and June 2023;
•$349.3 million in net proceeds from our public offering of ADS that closed in May 2023; and
•$199.7 million in net proceeds from the exercise in full of a warrant held by one of our investors.

As of December 31, 2023, we had approximately $1.28 billion of cash and cash equivalents, approximately $34.7 million of time deposits, and accumulated losses of $1.48 billion.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in the People's Republic of China (the "PRC"), are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. Under PRC regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview - Government Regulation - PRC Regulation - Other PRC National- and Provincial-Level Laws and Regulations - Regulations Relating to Dividend Distributions.”

Cash Flows
The following table shows a summary of our cash flows:

	Year Ended December 31,
	2023	2022	2021
	(in thousands)
Net cash used in operating activities	(393,276)	(201,281)	(198,465)
Net cash provided by/(used in) investing activities	92,786	(77,092)	(194,983)
Net cash provided by financing activities	791,490	377,976	626,663
Net increase in cash and cash equivalents	491,000	99,603	233,215
Operating Activities
Net cash used in operating activities for the year ended December 31, 2023 was $393.3 million, primarily as a result of net loss before tax of $520.1 million after adjusting for non-cash items, changes in operating assets and liabilities, and cash items. Non-cash items mainly include $54.5 million of finance income, $21.8 million of finance cost, $3.6 million for the provision for the inventory reserves, $10.7 million of depreciation expense of property, plant and equipment, $1.9 million of amortization expense of intangible assets, $7.8 million of depreciation of right-of-use assets, $85.8 million of fair value gain of warrant liability, $28.2 million of foreign exchange loss and $47.7 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include an increase in trade receivables of $99.0 million primarily resulted from a $100 million receivable in connection with the Novartis License Agreement which was received after December 31 2023, increase in prepayment, other receivable and other assets of $8.7 million, increase in collaboration inventories of $12.7 million, decrease in trade payables of $12.7 million, increase in other payables and accruals of $38.8 million, increase in contract liabilities (current) of $52.5 million and an increase in contract liabilities (non-current) of $47.5 million. Cash items primarily include Interest income received of $47.3 million, income tax received of $1.0 million, which is a refund of prior year's income tax return previously paid partially offset by interest on lease payments $1.4 million.

Net cash used in operating activities for the year ended December 31, 2022 was $201.3 million, primarily as a result of net loss before tax of $445.7 million after adjusting for non-cash items, changes in operating assets and liabilities, and cash items. Non-cash items mainly include $8.2 million of finance income, $10.8 million of finance cost, $10.2 million of depreciation expense of property, plant and equipment, $2.5 million of amortization expense of intangible assets, $5.7 million of depreciation of right-of-use assets, $20.9 million of fair value gain of warrant liability, $9.2 million of foreign exchange loss and $34.3 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $50.3 million primarily resulted from receipt of two milestone payments, increase in prepayment, other receivable and other assets of $50.6 million, decrease in other non-current assets of $3.7 million, increase in collaboration inventories of $8.6 million, increase in deferred government grant of $6.2 million, increase in trade payables of $25.9 million, increase in other payables and accruals of $165.9 million and an increase of $0.2 million in other non-current liabilities. Cash items primarily include finance income received of $5.6 million and income tax received of $3.7 million, which is a refund of prior year's income tax return previously paid.

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
Investing Activities
Net cash provided by investing activities for the year ended December 31, 2023 was $92.8 million, consisting primarily of Cash received from withdrawal of financial assets measured at fair value through profit or loss of $185.0 million, a decrease in time deposits of $19.6 million and cash receipt of investment income of $8.8 million partially offset by prepayment to collaborator for collaboration assets of $98.8 million, purchases of property, plant and equipment of $20.1 million and purchase of intangible assets of $2.6 million.

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
Financing Activities
Net cash provided by financing activities for the year ended December 31, 2023 was $791.5 million, consisting primarily of net proceeds from issuance of ordinary shares for follow-on public offering of $349.3 million in July, proceeds from issuance of ordinary shares for institutional investors, net of issuance cost of $234.4 million, proceeds from exercise of warrant by warrant holder, net of issuance cost of $199.7 million and proceeds from exercise of share option of $11.8 million, partially offset by principal portion of lease payments of $3.8 million.

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
Capital Expenditure
Our capital expenditures for the years ended December 31, 2023, 2022 and 2021 amounted to $104.0 million, $70.3 million and $44.5 million, respectively. These expenditures primarily consisted of property, plant, equipment and collaboration assets.
As of December 31, 2023 and 2022, we had commitments for capital expenditures of approximately $11.3 million and $22.7 million, respectively, primarily for contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. We anticipate our capital expenditure in 2024 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in the United States and China, where our principal research and development facilities are currently located.
Funding Requirements
The following table sets forth our contractual obligations and commitments as of December 31, 2023:

	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease obligations	$5,060	$9,367	$8,098	$43,988	$66,513
Capital commitment	8,640	2,630	—	—	11,270
Total	$13,700	$11,997	$8,098	$43,988	$77,783
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

Although consequences of the macroeconomic conditions, including global conflicts and inflation, and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents will enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including:
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

Under the Janssen Agreement, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term Secured Overnight Financing Rate (“SOFR”) plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5% . Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may at any time in our discretion voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of December 31, 2023, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $31.3 million, respectively.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information relating to our current directors and executive officers as of March 1, 2024:

Name	Age	Position
Executive Officers
Ying Huang, Ph.D.	51	Chief Executive Officer and Director
Lori Macomber, CPA	53	Chief Financial Officer
Non-Employee Directors
Fangliang Zhang, Ph.D.	59	Chairman of the Board of Directors
Ye (Sally) Wang, M.S.	55	Director
Li Zhu Ph.D.	74	Director
Darren Xiaohui Ji, M.D., Ph.D.	62	Independent Director
Corazon D. Sanders Ph.D.	67	Independent Director
Yau Wai Man Philip, CPA	48	Independent Director
Patrick Casey, Ph.D.	68	Independent Director
Li Mao, MD	67	Independent Director
Tomas Heyman	68	Independent Director
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
B.Compensation
Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of $2.7 million in cash and benefits to our executive officers, which also includes $0.5 million that we paid to our our non-employee directors .

Our board of directors has adopted a non-employee director compensation policy, pursuant to which each of our directors who is not an employee of our company or affiliated with an entity that beneficially owns 5% or more of our outstanding ordinary shares, which are Dr. Ji, Dr. Sanders, Mr. Yau, Dr. Casey, Mr. Heyman and Dr. Mao is eligible to receive compensation for service on our board of directors and committees of our board of directors. Each eligible director receives an annual cash retainer of $75,000 for serving on our board of directors. The Chair of the Audit Committee and the Chair of the Compensation Committee receive an additional $25,000 and $20,000, respectively, each year. All annual cash compensation amounts are payable in equal quarterly installments in advance within the first 30 days of each quarter in which the service will occur.
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

Amended and Restated Employment Agreement with Dr. Ying Huang, Our Chief Executive Officer

Under the terms of the amended and restated employment agreement, Dr. Huang’s annual base salary is $700,000 and Dr. Huang is eligible for a discretionary annual cash bonus with a target of 75% (the “CEO Annual Bonus”) of Dr. Huang’s then-current base salary (the “CEO Target Amount”). In March 2024, our board of directors approved an increase to Dr. Huang’s annual base salary to $750,750, to be effective as of March 31, 2024. Dr. Huang’s eligibility for the CEO Annual Bonus will be based upon the board of director’s assessment of the attainment of individual and corporate performance goals as determined by the board of directors in its sole discretion.

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

•with respect to equity awards granted to Dr. Huang, that portion of any equity awards held by Dr. Huang that would have vested during the 18-month period following Dr. Huang’s Date of Termination shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable without regard to any performance-based requirements, but only so long as any applicable corporate performance goals are achieved;

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

Amended and Restated Employment Agreement with Ms. Lori Macomber, Our Chief Financial Officer

Under the terms of the amended and restated employment agreement with Ms. Macomber’s annual base salary is $400,000 and Ms. Macomber is eligible for a discretionary annual cash bonus with a target of 35% (the “CFO Annual Bonus”) of her then-current base salary (the “CFO Target Amount”). In March 2023, our board of directors approved an increase to Ms. Macomber’s CFO Target Amount to 45% of her then-current base salary. In March 2024, our board of directors approved an increase to Ms. Macomber’s annual base salary to $412,000, to be effective as of March 31, 2024. Ms. Macomber’s eligibility for the CFO Annual Bonus of up to 45% of her base salary will be based upon her performance, business conditions at Legend Biotech, and the terms of any applicable bonus plan and, to the extent required by the Compensation Committee of the board of directors, the achievement of performance targets as established by the board of directors or the Compensation Committee, based on the recommendations of our Chief Executive Officer.

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

•with respect to equity awards granted to Ms. Macomber, that portion of any equity awards held by Ms. Macomber that would have vested during the 12-month period following Ms. Macomber’s Date of Termination shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable without regard to any performance-based requirements, but only so long as any applicable corporate performance goals are achieved;

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

Indemnification Agreements

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Third Amended and Restated Memorandum and Articles of Association provides that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with each of our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Third Amended and Restated Memorandum and Articles of Association. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
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

As of December 31, 2023, options covering 6,366,538 ordinary shares with a weighted-average exercise price of
$9.33 per share were outstanding, and 3,394,334 ordinary shares remained available for the future option grants.
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

The maximum aggregate number of shares that may be issued pursuant to all awards granted under the RSU Scheme is 11,000,000 shares. As of December 31, 2023, restricted share units covering 4,948,956 ordinary shares were outstanding, and 3,286,355 ordinary shares remained available for future grant under the RSU Scheme.
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

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with Nasdaq rules, we comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. While we expect to voluntarily follow most Nasdaq corporate governance rules, we may choose to take advantage of the following limited exemptions:

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

We currently rely on foreign private issuer exemptions to Nasdaq Rules 5605(d) and 5605(e), as currently only two of the three members of each of our compensation committee and nominating and corporate governance committee are independent directors. Additionally, we may in the future rely on additional foreign private issuer exemptions, including exemptions allowing for less than a majority of our board of directors to consist of independent directors, and so fewer board members would be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result.

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
•Class II, which consists of Patrick Casey, Yau Wai Man Philip, and Fangliang Zhang and their term expires at our annual meeting of shareholders in 2025; and
•Class III, which consists of Li Zhu, Corazon D. Sanders, and Li Mao and their term expires at our annual meeting of shareholders in 2026.
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

A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his or her creditors, (ii) is found to be or becomes of unsound mind, (iii) resigns his or her office by notice in writing to the company, (iv) without special leave of absence from the board of directors, is absent from meetings of the board for three (3) consecutive meetings and the board of directors resolves that his or her office be vacated; (v) is removed from office pursuant to any other provision of the Third Amended and Restated Memorandum and Articles of Association; or (vi) by reason of an order made under any provisions of any law or enactment. Our officers are elected by and serve at the discretion of the board of directors.

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
•discussing policies with respect to risk assessment and risk management with management and internal auditors, including those in environmental, social and governance and cybersecurity;
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

The information regarding the diversity of our board of directors as of March 31, 2023 is available in our Annual Report on Form 20-F for the year ended December 31, 2022.
D.Employees

As of December 31, 2023, we had approximately 1,800 employees, 161 of whom hold Ph.D. and/or M.D. degrees. Of these approximately 1,800 employees, 305 are engaged in research and development activities and the remainder are engaged in business development, finance, information systems, facilities, human resources, administrative support or other business functions. None of our employees are subject to a collective bargaining agreement. We consider our relationship with our employees to be good. The average number of temporary employees during the most recent financial year was approximately 200.
At each date shown, we had the following number of employees engaged in either administrative or research and development functions, as indicated below.

	As of December 31,
	2023	2022	2021
Function:
General and administrative	179	175	121
Research and development	305	305	371
Sales and marketing	62	57	60
Others	1,280	850	519
Total	1,826	1,387	1,071
Geography:
United States	1,016	739	475
Asia-Pacific	544	563	582
Europe	266	85	14
Total	1,826	1,387	1,071

E.Share Ownership
For information regarding the share ownership of our directors and executive officers, see “Item 6.B Directors, Senior Management and Employees—Compensation” and “Item 7.A Major Shareholders and Related Party Transactions—Major Shareholders.”

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders

We had 363,822,069 ordinary shares outstanding as of December 31, 2023. Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2023:
•Each of our directors and executive officers;
•All of our directors and executive officers as a group; and
•Each person known to us to beneficially own more than 5% of our ordinary shares.
Except as otherwise indicated, the business addresses of the persons listed in the table is c/o Legend Biotech Corporation, 2101 Cottontail Lane, Somerset, New Jersey, 08873.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2023, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number of ordinary shares beneficially owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Genscript Biotech Corporation (1)	174,497,556	48.0%
AquaPoint L.P(2)	30,300,000	8.3%
Entities affiliated with FMR LLC(3)	25,595,988	7.0%
Entities affiliated with BlackRock, Inc.(4)	21,064,752	5.8%
T. Rowe Price Associates, Inc. (5)	21,616,432	5.9%
Executive Officers and Directors:
Ying Huang, Ph.D.(6)	191,516	*
Lori Macomber, M.S.(7)	11,258	*
Fangliang Zhang, Ph.D.(8)	1,067,386	*
Ye (Sally) Wang, M.S. (9)(2)	16	*
Darren Xiaohui Ji, M.D., Ph.D. (10)	18,427	*
Corazon D. Sanders, Ph.D (11)	28,885	*
Yau Wai Man Philip, CPA (12)	3,756	*
Li Zhu, Ph.D	—	*
Patrick Casey, Ph.D (13)	25,334	*
Li Mao, MD	6,934	*
Tomas Heyman	4,070	*
All Current Executive Officers and Directors as a Group (11 persons)	1,357,582	*
*Represents beneficial ownership of less than 1% of our total outstanding shares.

1.This information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2024 by GenScript Biotech Corporation reporting its beneficial ownership as of December 31, 2023. The Schedule 13G/A reports that these holdings consist of (i) 169,680,000 ordinary shares held by GenScript before our initial public offering completed in June 2020, (ii) 1,043,478 ordinary shares issued to GenScript in a private placement transaction that closed concurrently with our initial public offering, which was reduced by 725,922 ordinary shares that were distributed by GenScript to its shareholders in connection with our initial public offering to effect an assured entitlement distribution pursuant to the rules of the Hong Kong Stock Exchange and (iii) 2,250,000 American Depositary Shares that were purchased in connection with our follow-on offering completed in December 2021. The address for Genscript is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

2.This information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2023 by AquaPoint L.P. reporting its beneficial ownership as of December 31, 2022. The Schedule 13G/A reports that these holdings consist of 30,300,000 ordinary shares held by AquaPoint L.P. (in official liquidation) ("AquaPoint"). Pursuant to an order and judgment of the Financial Services Division of the Grand Court of the Cayman Islands (the “Court”), case number FSD 157 of 2021 (DDJ) In the Matter of AquaPoint L.P. (the “AquaPoint Judgment”), AquaPoint was ordered to be wound up and joint official liquidators were appointed by the Court over AquaPoint. The winding up of AquaPoint was subsequently upheld on appeal. Accordingly, pending the completion of the liquidation, all voting and dispositive power with respect to the 30,300,000 ordinary shares for which AquaPoint is the registered owner is held by the joint official liquidators pursuant to the AquaPoint Judgment. The address for AquaPoint is c/o The R&H Trust Co. Ltd., P.O. Box 897, Windward 1, Regatta Office Park, West Bay Road, Grand Cayman, KY1-1103, Cayman Islands.

3.This information is based solely on a Schedule 13G/A filed with the SEC on February 9, 2024 by FMR LLC and Abigail P. Johnson, reporting the beneficial ownership of FMR LLC and certain of its subsidiaries and affiliates including FIAM LLC, IA, Fidelity Institutional Asset Management Trust Company BK, Fidelity Management & Research (Japan) Limited IA, Fidelity Management & Research Company LLC * IA, Fidelity management Trust Company BK and Strategic Advisors LLC IA (together, the “FMR Reporters”) as of December 29, 2023. The Schedule 13G reports that the FMR LLC has the sole voting and dispositive power with respect to the 25,582,794 ordinary shares. The address for the FMR Reporters is 245 Summer Street, Boston, Massachusetts 02210. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

4.This information is based solely on a Schedule 13G filed with the SEC on January 29, 2024 by BlackRock, Inc. reporting that BlackRock, Inc. has sold voting power over 9,892,358 ADS (the equivalent of 19,784,716 ordinary shares) and sole dispositive power over 10,532,376 ADS (the equivalent of 21,064,752 ordinary shares). The principal business office of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

5.This information is based solely on a Schedule 13G filed with the SEC on February 14, 2024 by T. Rowe Price Associates, Inc. reporting that T. Rowe Price Associates, Inc. has sole voting power over 5,179,343 ADS (the equivalent of 10,358,686 ordinary shares) and sole dispositive power over 10,808,216 ADS (the equivalent of 21,616,432 ordinary shares). The principal business office of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202.

6.Consists of 64,246 ADSs (the equivalent of 128,492 ordinary shares) directly held by Dr. Huang. Also includes options to acquire 31,512 ADSs (the equivalent of 63,024 ordinary shares) exercisable as of March 1, 2023, over which Dr. Huang has dispositive power but not voting power.

7.Consists of 5,629 ADSs (the equivalent of 11,258 ordinary shares) directly held by Ms. Macomber. Consists of 1,067,386 ordinary shares as of January 31, 2023 over which Dr. Zhang has voting power pursuant to an irrevocable proxy, which became effective upon the exercise of the stock options pursuant to which such ordinary shares were issued and terminates with respect to any such ordinary shares sold by their registered owner in a public market sale. Dr. Zhang is shareholder of Genscript Biotech Corporation, a publicly traded company on the Hong Kong Stock Exchange, but does not have voting or dispositive power over the ordinary shares held by Genscript Biotech Corporation. Excludes 30,300,000 ordinary shares for which AquaPoint is the registered owner (the “AquaPoint Shares”). Pending the completion of AquaPoint’s liquidation, all voting and dispositive power with respect to the AquaPoint Shares is held by the joint official liquidators pursuant to the AquaPoint Judgment. Upon completion of the liquidation, Dr. Zhang will not beneficially own the AquaPoint Shares. See note 2.

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

9.Consists of 9,213.5 ADSs (the equivalent of 18,427 ordinary shares) directly held by Dr. Ji.

10.Consists of 14,442.5 ADSs (the equivalent of 19,376 ordinary shares) directly held by Dr. Sanders.

11.Consists of 1,878 ADSs (the equivalent of 3,756 ordinary shares) directly held by Mr. Yau.

12.Consists of 12,667 ADSs (the equivalent of 25,334 ordinary shares) directly held by Dr. Casey.
None of our principal shareholders has voting rights different than our other shareholders.
As of December 31, 2023, we estimate that 159,779,270 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by three holders of record, which represents in the aggregate 43.8% of our outstanding ordinary shares as of December 31, 2023. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B.Related Party Transactions

The following is a description of related party transactions we have entered into or been a participant in since January 1, 2023, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Transactions with our Largest Shareholder Genscript
Genscript is our largest shareholder, owning approximately 48% of our outstanding ordinary shares as of December 31, 2023. Below are a summary of the other transactions we are party to with Genscript. As we continue to grow and execute on our business strategy, we anticipate that from time to time we will likely continue to enter into similar and other transactions with Genscript where we can take advantage of the resources and expertise that Genscript can provide. Any future transaction we enter into with Genscript would be evaluated at an arms’ length basis and approved in accordance with our related person transaction policy described below.

Master Products, Services and Related Agreements

Master Products and Services Agreement

On October 1, 2022, Legend Biotech USA Inc. entered into a Master Products and Services Agreement with Genscript USA Inc., a subsidiary of Genscript (the “Master Products and Services Agreement”). All materials and services that we (including any of our subsidiaries) purchase from Genscript (and any of its affiliates, other than Legend Biotech and our subsidiaries) in the ordinary course of business (including any such services or materials that were otherwise purchased pursuant to other agreements between Legend Biotech and Genscript), are within the scope of, and subject to the Master Products and Services Agreement. Such services and materials include (i) services relating to gene synthesis, plasmid preparation, oligo synthesis, peptides, protein expression, reagent antibodies, GMP plasmid and viral vectors, biology discovery and development and other customized services and (ii) materials related to protein detection and cell isolation and activation. The parties may contract for additional products and services under separate statements of work under the Master Products and Services Agreement. During 2023, we incurred expenses of approximately $2.7 million under this agreement. The Master Products and Services Agreement had an initial term of one year, was automatically extended for an additional year, and will automatically extend for one additional year unless earlier terminated by either party. Under the agreement, aggregate purchases by Legend Biotech are capped at $7.3 million per calendar year.

Probio Exclusive License Agreement

We entered into the Exclusive License Agreement dated as of August 18, 2021 with Nanjing Probio Biotech Co., Ltd (“Probio”), a related party controlled by Genscript, pursuant to which we granted to Probio and its affiliates an exclusive license under specified patents and related know-how in exchange for Probio’s payment to us of $1.5 million and its agreement to provide, within two years of the date of the agreement, $1.5 million in the form of CDMO services to us. Under this agreement, Probio is responsible for paying us a 10.0% royalty on any revenue generated by Probio as a result of Probio’s sublicense of such specified patents and related know-how to third parties. During 2023, we recognized revenue of approximately $167,000 for royalties pursuant to this agreement.

Government Affairs Service Agreement

In January 2020, Legend Nanjing and entered into a Government Affairs Services Framework Agreement with Genscript Nanjing pursuant to which Genscript performed services relating to the establishment and maintenance of relationships with government agencies and institutions, government grant application, and assistance, advice, and support services with respect to centrally operated government affairs. The agreement has a scheduled expiration date of December 2025. During 2023, we incurred expenses of approximately $209,000 under this agreement.

Pay-on-behalf-of Services Agreement

In January 2020, Legend Nanjing entered into a Pay-on-behalf-of Agreement with Genscript Nanjing, pursuant to which Legend reimburses Genscript for payments Genscript makes on Legend’s behalf to certain vendors who provide services to both Legend Biotech and Genscript. These services include domestic shipping, engineering maintenance, software licenses, electricity and waste expense, IT services, postal service, HR training, security, cafeteria services and other related services. The agreement has a scheduled expiration date of December 2025. During 2023, we incurred expenses of approximately $1.21 million under this agreement.

Facilities

Piscataway - Legend Biotech USA Inc., as tenant, was party to a lease agreement with Genscript USA Holdings, Inc. ("Genscript USA"), effective January 1, 2022, for an approximately 22,000 square foot facility in Piscataway, New Jersey. This lease agreement expired on December 31, 2023. Legend continues to occupy the leased premises in Piscataway on a month-to-month basis under the same terms of the recently expired lease agreement, and is currently negotiating a new lease with Genscript USA. Under the expired lease agreement, we agreed to pay $36,919 per month for rent during 2023. In addition, we agreed to pay Genscript USA $19,309 per month during 2023 for common area maintenance expenses, including allocations for (i) real estate taxes against the building and surrounding area, (ii) casualty and liability insurance, (iii) cleaning, landscaping, snow removal and similar expenses. There is an annual reconciliation of these payments against actual common area maintenance expenses, with any additional payment required by Legend Biotech capped at 20% of these scheduled payments. During 2023, we incurred expenses of approximately $832,000 under this lease agreement, which includes payments for rent, common area maintenance expenses, and utilities.

Animal Facility Lease and Services Agreements - We are party to an animal facility lease agreement with Genscript Nanjing, under which we lease a 1,000 square meter animal facility in Nanjing, China, at a cost of approximately RMB 51,000 per month ($7,234 per month, based on the conversion rate of RMB 7.05 to $1.00, which was the exchange rate on December 31, 2023) (value-added tax included). The lease expires in June 2025. In addition, we entered into an Animal Technical Service Agreement with Genscript Nanjing during April 2021, which we renewed in January 2022, pursuant to which Genscript Nanjing provides facility operation, animal procurement, quarantine, animal feeding and care, and animal testing compliance services to us. During 2023, we incurred expenses of approximately $994,000 under this Animal Technical Service Agreement, which has a scheduled expiration date of December 31, 2024.

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
Share Option and Restricted Stock Unit Grants to Directors and Executive Officers
We have granted share options and restricted stock units to certain of our directors and executive officers. For more information regarding the share options and restricted stock units granted to our directors and named executive officers see “Item 6.B. Directors, Senior Management and Employees — Compensation— Compensation of Directors and Executive Officers.” and “Item 6.B Directors, Senior Management and Employees—Compensation—Employment Agreements and Indemnification Agreements.”
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

Dividend Policy
Our board of directors has discretion on whether to distribute dividends, subject to the Third Amended and Restated Memorandum and Articles of Association of our company and certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or the credit standing in our company’s share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
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
D.Selling Shareholders
Not Applicable.
E.Dilution
Not Applicable.
F.Expenses of the Issue
Not Applicable.
ITEM 10. ADDITIONAL INFORMATION
A.Share Capital
Not Applicable.
B.Memorandum and Articles of Association
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our Third Amended and Restated Memorandum and Articles of Association, the Companies Act (As Revised) of the Cayman

Islands, which we refer to as the Companies Act (As Revised) below and the common law of the Cayman Islands. We incorporate by reference into this Annual Report the description of our Third Amended and Restated Memorandum and Articles of Association contained in our Registration Statement on Form F-1 (File No. 333-238232), as amended, initially filed with the SEC on May 29, 2020. Our shareholders adopted our Third Amended and Restated Memorandum and Articles of Association by a special resolution on May 26, 2020, which became effective upon completion of our initial public offering of ordinary shares represented by our ADSs.
For summaries of material provisions of our amended and restated memorandum and articles of association, and of the Companies Act (As Revised), insofar as they relate to the material terms of our ordinary shares, please refer to Exhibit 2.4 filed with this Annual Report.
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
Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our initial public offering and other fundraising activities in our business. Based on our operating history and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ending December 31, 2023. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, including the current taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our

PFIC status for our taxable year ending December 31, 2023, and expresses no opinion with regard to our expectations regarding our PFIC status for the current or future taxable years.
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
Distributions on ADSs that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Subject to certain complex conditions and limitations, taxes withheld on any distributions on ADSs may be eligible for credit against a U.S. Holder’s federal income tax liability. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit in their particular circumstances and the possibility of claiming an itemized deduction (in lieu of the foreign tax credit) for any foreign taxes paid or withheld.
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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our cash is held in readily available operating accounts and short to medium term deposits and securities. These securities are principal secured and not adversely impacted by interest rate fluctuations. As a result, a change in market interest rates would not have any significant impact on our cash balance.
The interest rate pursuant to our collaboration and license agreement with Janssen, has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Accordingly, changes in SOFR could result in fluctuations in our cash flow. For example, based on the $250.0 million aggregate principal amount of advances outstanding from Janssen as of December 31, 2023, a 0.5% (fifty basis point) per annum increase in SOFR would result in an additional $1.3 million per year in interest payable by the Company.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2023 and 2022.
We also do not believe that we are exposed to any material foreign currency exchange rate risk.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not Applicable.
B.Warrants and Rights

Not Applicable.
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
Fees and Payments from the Depositary to Us
Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. We anticipate that the fees shared with us by the depositary, after deduction of applicable U.S. taxes, will be approximately $0.4 million.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not Applicable.

B. Not Applicable.

C. Not Applicable.

D. Not Applicable.

E. Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
B.Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer has assessed the effectiveness of internal control over financial reporting as of December 31, 2023. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)” (“2013 framework”), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on that assessment, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2023, which is included herein. See paragraph (c) of the present Item 15, below.

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

Remediation of Previously Identified Material Weaknesses

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2022 and 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting where we:

•lacked adequate review and monitoring of controls over complex agreements, specifically, the Janssen Agreement, and our disclosure controls and procedures were not effective, (the "2021 Material Weakness") and

•lacked adequate information technology general controls ("ITGCs") in the area of privileged and regular user access and change management over key information technology ("IT") systems that support our financial reporting processes and as a result, the related process-level IT dependent controls and application controls were also ineffective, (the "2022 Material Weakness")

In response to the 2021 Material Weakness, we implemented the following:

•additional responsive review and monitoring controls for complex agreements, including the Janssen Agreement, which includes additional review by the Chief Financial Officer and other senior finance staff over critical accounting judgements and estimates, reporting and disclosures

•expanded the capabilities of existing financial reporting personnel through specific continuous training and education in the application of IFRS standards, with a focus on complex agreements, including the Janssen Agreement

•hired additional financial reporting & technical accounting personnel as well as a Corporate Controller with relevant and appropriate IFRS accounting experience, including complex agreements. We also engaged additional external resources to aid and supplement our internal resources in executing this remediation plan.

In response to the 2022 Material Weakness, we implemented the following:

•we initially deployed in February 2023 a governance, risk and compliance tool ("GRC tool"), which automated previously manual processes within our ITGC environment. The GRC tool facilitates a more robust, timely, and precise execution of ITGCs, with a particular emphasis over privileged and regular user access and change management controls over key IT systems that support our financial reporting processes. This GRC tool was fully implemented and operating effectively as of fiscal year ended December 31, 2023.

•strengthened our IT governance, risk, and compliance oversight by adding additional personnel in in that function.

•developed and implemented additional training and awareness programs addressing ITGCs and policies, including educating control owners concerning the principles and requirements of each control, with a focus on user access

•strengthened the ITGC review processes, including user access reviews, by adding enhanced guidance on executing ITGCs and adding additional reviews

As of December 31, 2023, based on the assessment performed by our management on the performance of the remediation measures described above, we determined that the material weaknesses previously identified in our internal control over financial reporting had been remediated. Although we have determined that the previously identified material weaknesses have been remediated as of December 31, 2023, we cannot assure you that we will not identify other material weaknesses or deficiencies, which could negatively impact our results of operations in future periods.

ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Philip Wai Man Yau, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert as defined in Item 16A(b) of Form 20-F.
ITEM 16B. CODE OF ETHICS

We adopted a Code of Business Conduct and Ethics that is applicable to the directors, officers and employees of Legend Biotech and our subsidiaries and affiliates, in accordance with applicable federal securities laws and Nasdaq rules. Our Code of Business Conduct and Ethics is available on our website at https://legendbiotech.com/compliance. We expect that any amendment to this code, or any waivers of its requirements, will be disclosed on our website. Information contained on, or that can be accessed through, our website is not incorporated by reference into this Annual Report.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent auditor since May 2022 and has audited our consolidated financial statements for the years ended December 31, 2022 and December 31, 2023. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young LLP for the periods indicated. We did not pay any other fees to Ernst & Young LLP during the periods indicated below.

	For the Years Ended December 31, US$’000
	2023	2022
Audit Fees[1]	3,478	4,509
Audit-related Fees[2]	—	—
Total	3,478	4,509

1.“Audit Fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings.
2.“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”
Audit Committee Pre-approved Policies and Procedures

Currently, all audit services and permissible non-audit services to be provided by our independent registered public accountant, Ernst & Young LLP, must be approved by our audit committee, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit, in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. All of the services related to us provided by Ernst & Young LLP during the year ended December 31, 2023 were pre-approved by the audit committee.
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

We currently rely on foreign private issuer exemptions to Nasdaq Rules 5605(d) and 5605(e), as currently only two of the three members of each of our compensation committee and nominating and corporate governance committee are independent directors. Additionally, we may in the future rely on additional foreign private issuer exemptions, including exemptions allowing for less than a majority of our board of directors to consist of independent directors, and so fewer board members would be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. The foreign private issuer exemptions do not modify the independence requirements for the audit committee.
ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not Applicable.
ITEM 16K. CYBERSECURITY

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, confidential information that is proprietary, strategic or competitive in nature, and trade secrets, data we may collect about trial participants in connection with clinical trials, sensitive third-party data, business plans, transactions, and financial information (“Information Systems and Data”).

Our security management and legal departments work with the information security function within the Company and third-party service providers to help identify, assess and manage the Company’s cybersecurity threats and risks. Our information security function identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, manual and automated tools, internal or external audits, subscribing to and analyzing reports and intelligence feeds that identify cybersecurity threats and threat actors, conducting third party threat assessments, evaluating our and our industry’s risk profile, conducting vulnerability assessments to identify vulnerabilities, conducting scans of the threat environment, dark web monitoring, scans for cyber insurance purposes, coordinating with law enforcement concerning threats, and evaluating threats reported to us.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example: incident detection and response (including through an incident response plan), data encryption, network security controls, a vendor risk management program, access controls, system monitoring, penetration testing, an employee focused on cybersecurity, employee training, policies to address cyber issues (including a Cybersecurity Policy, an Acceptable Use Policy, and a Data Governance Policy, risk assessments, cyber insurance, and physical security mechanisms.

The information security function works with senior management to evaluate material risks from cybersecurity threats against our overall business objectives and prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business.

We use third-party service providers to assist us from time to time to identify, assess, and manage material risks from cybersecurity threats, including for example professional services firms (including legal counsel), threat intelligence service providers, cybersecurity consultants, cybersecurity software providers, managed cybersecurity service providers, pen testing firms, and dark web monitoring services.

We also use third-party service providers to perform a variety of functions throughout our business, such as application providers, hosting companies, contract research organizations, contract manufacturing organizations, management consultants, transportation services, insurance and benefits providers, distributors, and supply chain resources. We manage cybersecurity risks associated with our use of these providers by reviewing their security assessments and questionnaires, analyzing vulnerability scans related to the vendor, conducting security assessment calls with the vendor's security personnel, imposing information contractual obligations on the vendor, and reviewing their written security program and applicable reports.

Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may also involve different levels of assessment designed to help identify cybersecurity risks associated with a provider and impose contractual obligations related to cybersecurity on the provider.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under “Item 3D – Risk Factors – Risks Related to Our Business Operations”, including “Our internal information technology systems, or those of our third-party vendors, collaborators or other contractors or consultants, may fail or suffer security breaches, which could result in a significant disruption of our product development programs, expose us to regulatory investigations, give rise to significant liability, subject us to costly and protracted litigation, cause significant reputational harm and interfere with our ability to operate our business effectively,” and “We are or may become subject to a variety of stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security, and our failure or failure of our third-party vendors, collaborators, contractors or consultants to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, disruptions of our business operations, reputational harm, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs, could limit their use or adoption, and could otherwise negatively affect our operating results and business”.

Governance

Our board of directors addresses the Company's cybersecurity risk management as part of its general oversight function. The audit committee of the board of directors of the Company has primary responsibility for overseeing the Company's cybersecurity risk management processes, including oversight and mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including (1) our Senior Director of Information Security, who has over 20 years of experience leading a variety of functions, including cybersecurity, security governance, risk and compliance, and security audit, holds degrees and certifications, including MBA, CISA, CFE, and CDPSE, and is our Security Officer; (2) our Assistant Director, Cybersecurity Cloud Architect, who is responsible for a variety of functions, including identity and access management and information assurance governance and who has over 20 years of experience in cybersecurity, hold certifications in ISSAP, CEHv11, CISSP, CCSP, CMMC; and (3) our Network Security Engineer, who runs our Security Operations Center (SOC) and has over 15 years of experience in network security and incident response.

Our information security function is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. Our CFO is responsible for approving budgets, our information security function, and prepares for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our response process to cybersecurity incidents is designed to escalate certain incidents to members of management depending on the circumstances, including our CEO and CFO. In the event of a cybersecurity incident, our CEO and CFO and others would work with the Company's incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's incident response policy includes reporting to the board of directors committee responsible for certain cybersecurity incidents.

The audit committee receives periodic reports from our information security function (including our Chairman of the Board of Directors and Head of IT) concerning the Company's significant cybersecurity threats and risk and the processes the Company has implemented to address them. The audit committee also has access to various reports, summaries or presentations related to cybersecurity threats, risk and mitigation.

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

2.3***	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.2 on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

2.4*	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act

2.5***
Subscription Agreement, dated as of May 13, 2021, by and between LGN Holdings Limited and the Registrant (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-3 (File No. 333-257625), filed with the SEC on July 2, 2021)

2.6***
Subscription Agreement, dated as of April 19, 2023, by and between Legend Biotech Corporation and RA Capital Healthcare Fund, L.P. (incorporated herein by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-3 (File No. 333-272222), filed with the SEC on May 26, 2023)

2.7***
Form of Securities Purchase Agreement, dated as of May 5, 2023, between Legend Biotech Corporation, T. Rowe Price Associates, Inc., and Purchasers (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on May 8, 2023

2.8***
Subscription Agreement, dated April 26, 2023, by and between Legend Biotech Corporation and LGN Holdings Limited (incorporated herein by reference to Exhibit 4.6 to the Registrant’s registration Statement on Form F-3 (File No. 333-272222), filed with the SEC on May 26, 2023)

2.9***
Subscription Agreement, dated May 19, 2023, by and between Legend Biotech Corporation and LGN Holdings Limited (incorporated herein by reference to Exhibit 4.7 to the Registrant’s registration Statement on Form F-3 (File No. 333-272222), filed with the SEC on May 26, 2023)

4.1***^
Collaboration and License Agreement among Legend Biotech USA, Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc., dated December 21, 2017, as amended (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.2***
Form of Indemnification Agreement between the Registrant and each of its executive officers and directors (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.3+***
Amended and Restated Employment Agreement, by and among the Registrant, Legend Biotech USA Inc. and Ying Huang, effective August 3, 2022 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K (File No. 001-39307), filed with the SEC on August 4, 2022

4.4+*	First Amendment to Amended and Restated Employment Agreement by and among the Registrant, Legend Biotech USA Inc. and Ying Huang, effective December 14, 2023

4.5+***
Amended and Restated Employment Agreement, by and among Registrant, Legend Biotech USA Inc and Lori Macomber, effective September 28, 2022 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K (File No. 001-39307), filed with the SEC on October 3, 2022

4.6+*	First Amendment to Amended and Restated Employment Agreement, by and among the Registrant, Legend Biotech USA Inc., and Lori Macomber, effective December 14, 2023

4.7+***
Share Option Scheme (including proxy form, notice of grant, notice of exercise and share purchase agreement and investment representation statement) (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.8***
Lease Agreement between Legend Biotech USA, Inc. and Genscript USA Holding, Inc., dated February 8, 2018 (incorporated herein by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.9+***
2020 Restricted Shares Plan (including form of Restricted Share Unit Award Agreement), as amended August 28, 2020 (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form S-8 (File No. 333-239478), filed with the SEC on September 4, 2020)

4.10***^
Interim Product Supply Agreement, dated as of February 28, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 31, 2022)

4.11*	Non-Employee Director Compensation Policy .

4.12***^
Amendment No. 1 to Interim Product Supply Agreement, dated as of July 7, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on July 13, 2022)

4.13***
Amendment No. 2 to Interim Product Supply Agreement, dated as of October 17, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on November 22, 2022)

4.14***
Amendment No. 3 to Interim Product Supply Agreement, dated as of November 16, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on November 22, 2022)

4.15***^
Amendment No. 1 to Collaboration and License Agreement, dated as of February 26, 2018 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc. (incorporated herein by referenced to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023.

4.16***
Amendment No. 3 to Collaboration and License Agreement, dated December 10, 2018 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc. (incorporated herein by referenced to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.17***^
Amendment No. 5 to Collaboration and License Agreement, dated November 30, 2020 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc. (incorporated herein by referenced to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.18***^
Amendment No. 6 to Collaboration and License Agreement, dated December 7, 2020 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc. (incorporated herein by referenced to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.19***^
Amendment No. 7 to Collaboration and License Agreement, dated July 26, 2021 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc. and Janssen Pharmaceutica NV (incorporated herein by referenced to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023).

4.20***^
Amendment No. 8 to Collaboration and License Agreement, dated November 11, 2021 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc. and Janssen Pharmaceutica NV (incorporated herein by referenced to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023).

4.21***^
Amendment No. 9 to Collaboration and License Agreement, dated July 7, 2022 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc., and Janssen Pharmaceutica NV (incorporated herein by referenced to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.22***^
Master Technology Transfer, Manufacturing and Clinical Supply Services Agreement for BCMA CAR-T Product, dated April 12, 2023, between and among Janssen Research & Development, LLC, Legend Biotech USA Inc., and Novartis Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File No. 001.39307), filed with the SEC on April 14, 2023)

4.23*#
Amendment No. 1 to Master Technology Transfer, Manufacturing and Clinical Supply Services Agreement for BCMA CAR-T Product, dated December 13, 2023, between and among Janssen Research & Development, LLC, Legend Biotech USA Inc., and Novartis Pharmaceuticals Corporation

4.24*^	License Agreement, dated November 10, 2023, between Legend Biotech Ireland Limited and Novartis Pharma AG

4.25+*	Incentive Compensation Recoupment Policy

4.26*^
Amendment No. 2 to Master Technology Transfer, Manufacturing and Clinical Supply Services Agreement for BCMA CAR-T Product, dated March 15, 2024, between and among Janssen Research & Development, LLC, Legend Biotech USA Inc., and Novartis Pharmaceuticals Corporation

8.1***
List of Principal Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023).

11.1*	Code of Business Conduct and Ethics of the Registrant

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, an independent registered public accounting firm.

15.2*	Consent of Ernst & Young Hua Ming LLP, an independent registered public accounting firm.

101*	The following materials from Legend Biotech Corp.’s Report on Form 20.F formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) the Consolidated Statements of Financial Position, (iii) the Consolidated Statements of Changes in Equity, (iv) the Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
* Filed with this Annual Report on Form 20-F.
** Furnished with this Annual Report on Form 20-F.
***Previously filed.
+ Indicates management contract or compensatory plan
^ Certain portions of this exhibit have been redacted because they are both not material and is the type that the Registrant treats as private or confidential. The Registrant hereby agrees to furnish supplementally to the Securities and Exchange Commission, upon its request, an unredacted copy of this exhibit.
# Pursuant to Item 601(a)(5) of Regulation S-K promulgated by the Securities and Exchange Commission, certain exhibits and schedules to this agreement have been omitted. The Company hereby agrees to furnish supplementally to the Securities and Exchange Commission, upon its request, any or all of such omitted exhibits or schedules.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Legend Biotech Corporation

/s/ Ying Huang
Name: Ying Huang
Title: Chief Executive Officer

Date: March 19, 2024

LEGEND BIOTECH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Legend Biotech Corporation
Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Legend Biotech Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 19, 2024 expressed an unqualified opinion thereon.
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

Auditing the Company’s accounting for the collaboration agreement was challenging because the agreement is complex, and the Company exercised significant judgment in applying the existing accounting standards to the collaboration agreement, including as they relate to collaboration revenue, collaboration cost of revenue, collaboration inventories, and leases of collaboration assets.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s review of the authoritative guidance applicable to the collaboration agreement and related accounting treatment for collaboration revenue, collaboration cost of revenue, collaboration inventories, and leases of collaboration assets. Our audit procedures to test the Company’s application of the authoritative guidance to the collaboration agreement included, among others, reading the contractual agreement and amendments, testing the completeness of management’s identified significant terms and assessing the terms of the agreement and amendments for relevant accounting implications, including the identification of the customer. We also evaluated the appropriateness of management’s selection and application of the authoritative guidance and the determination and consistency of its accounting policies, and we compared amounts recorded for consistency with the Company’s accounting policies and underlying documentation.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2022.

Iselin, New Jersey
March 19, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Legend Biotech Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Legend Biotech Corporation’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Legend Biotech Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated statement of financial position of the Company as of December 31, 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for the year ended December 31, 2023, and the related notes and our report dated March 19, 2024 expressed an unqualified opinion thereon.

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
March 19, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Legend Biotech Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of Legend Biotech Corporation (the “Company”) for the year ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Notes	2023	2022	2021
		US$’000, except per share data	US$’000, except per share data	US$’000, except per share data
REVENUE	5
License revenue		35,160	50,000	65,402
Collaboration revenue		249,804	66,677	—
Other revenue		179	328	3,424
Total revenue		285,143	117,005	68,826
Collaboration cost of revenue		(144,214)	(65,363)	—
Other income and gains	5	58,126	12,049	3,059
Research and development expenses		(382,218)	(335,648)	(313,346)
Administrative expenses		(106,769)	(80,631)	(46,961)
Selling and distribution expenses		(94,158)	(93,417)	(102,542)
Other expenses		(28,484)	(9,823)	(9,132)
Fair value (loss)/gain of warrant liability		(85,750)	20,900	(6,200)
Finance costs	7	(21,794)	(10,796)	(900)
LOSS BEFORE TAX	6	(520,118)	(445,724)	(407,196)
Income tax benefit/(expense)	8	1,864	(625)	3,614
LOSS FOR THE YEAR		(518,254)	(446,349)	(403,582)
Attributable to:
Ordinary equity holders of the parent		(518,254)	(446,349)	(403,582)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9
Basic		(1.47)	(1.40)	(1.43)
Diluted		(1.47)	(1.40)	(1.43)
OTHER COMPREHENSIVE INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations		29,633	9,807	5,215
Net other comprehensive income that may be reclassified to profit or loss in subsequent periods		29,633	9,807	5,215
OTHER COMPREHENSIVE INCOME FOR THE YEAR, NET OF TAX		29,633	9,807	5,215
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(488,621)	(436,542)	(398,367)
Attributable to:
Ordinary equity holders of the parent		(488,621)	(436,542)	(398,367)
The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2023 AND 2022

	Notes	December 31, 2023	December 31, 2022
		US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	10	108,725	105,168
Advance payments for property, plant and equipment		451	914
Right-of-use assets	13	80,502	55,590
Time deposits	17	4,362	—
Intangible assets	11	4,061	3,409
Collaboration prepaid leases	13	151,216	65,276
Other non-current assets	12	1,493	1,487
Total non-current assets		350,810	231,844
CURRENT ASSETS
Collaboration inventories	14	19,433	10,354
Trade receivables	15	100,041	90
Prepayments, other receivables and other assets	16	69,251	61,755
Financial assets at fair value through profit or loss	32	663	185,603
Pledged deposits	17	357	1,270
Time deposits	17	30,341	54,016
Cash and cash equivalents	17	1,277,713	786,031
Total current assets		1,497,799	1,099,119
Total assets		1,848,609	1,330,963
CURRENT LIABILITIES
Trade payables	18	20,160	32,893
Other payables and accruals	19	132,802	184,109
Government grants	22	68	451
Lease liabilities	13	3,175	3,563
Tax payable		7,203	9,772
Warrant liability	21	—	67,000
Contract liabilities	5	53,010	—
Total current liabilities		216,418	297,788
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	23	281,328	260,932
Lease liabilities long term	13	44,169	20,039
Government grants	22	7,305	7,659
Contract liabilities	5	47,962	—
Other non-current liabilities		56	233
Total non-current liabilities		380,820	288,863
Total liabilities		597,238	586,651
EQUITY
Share capital	24	36	33
Reserves	27	1,251,335	744,279
Total ordinary shareholders’ equity		1,251,371	744,312
Total equity		1,251,371	744,312
Total liabilities and equity		1,848,609	1,330,963
The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
	Share capital	Share premium*		Share-based compensation reserves*		Foreign currency translation reserve*		Retained earnings/ (accumulated losses)*		Total equity
	US$‘000	US$‘000		US$‘000		US$‘000		US$‘000		US$‘000
As at January 1, 2021	27	708,306		6,314		(351)		(116,525)		597,771
Loss for the year	—	—		—		—		(403,582)		(403,582)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		5,215		—		5,215
Total comprehensive loss for the year	—	—		—		5,215		(403,582)		(398,367)
Issuance of ordinary shares relating to private placement for an institutional investor	2	218,298		—		—		—		218,300
Issuance of ordinary shares for follow-on public offering, net of issuance costs	2	323,438		—		—		—		323,440
Exercise of share options	—	6,089		(1,447)		—		—		4,642
Reclassification of vested restricted share units	—	5,323		(5,323)		—		—		—
Equity-settled share-based compensation expense	—	—		20,158		—		—		20,158
As at December 31, 2021	31	1,261,454	*	19,702	*	4,864	*	(520,107)	*	765,944
Loss for the year	—	—		—		—		(446,349)		(446,349)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		9,807		—		9,807
Total comprehensive loss for the year	—	—		—		9,807		(446,349)		(436,542)
Issuance of ordinary shares relating to private placement for an institutional investor	—	—		—		—		—		—
Issuance of ordinary shares for follow-on public offering, net of issuance costs	2	377,641		—		—		—		377,643
Exercise of share options	—	4,070		(1,141)		—		—		2,929
Reclassification of vested restricted share units	—	13,850		(13,850)		—		—		—
Equity-settled share-based compensation expense	—	—		34,338		—		—		34,338
As at December 31, 2022	33	1,657,015	*	39,049	*	14,671	*	(966,456)	*	744,312
Loss for the year	—	—		—		—		(518,254)		(518,254)
Other comprehensive loss:										—
Exchange differences on translation of foreign operations	—	—		—		29,633		—		29,633
Total comprehensive loss for the year	—	—		—		29,633		(518,254)		(488,621)
Issuance of ordinary shares relating to private placement for institutional investors, net of issuance costs	1	234,409		—		—		—		234,410
Issuance of ordinary shares relating to registered direct offering, net of issuance costs	1	349,277		—		—		—		349,278
Issuance of ordinary shares relating to the exercise of warrant	1	352,490		—		—		—		352,491
Exercise of share options	—	18,051		(6,230)		—		—		11,821
Reclassification of vested restricted share units	—	25,878		(25,878)		—		—		—
Equity-settled share-based compensation expense	—	—		47,680		—		—		47,680
As at December 31, 2023	36	2,637,120	*	54,621	*	44,304	*	(1,484,710)	*	1,251,371

*These reserve accounts comprise the consolidated reserves of US$1,251 million, US$744 million and US$766 million in the consolidated statements of financial position as at December 31, 2023, 2022 and 2021, respectively

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Notes	2023	2022	2021
		US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(520,118)	(445,724)	(407,196)
Adjustments for:
Finance income	5	(54,487)	(8,182)	(971)
Finance costs	7	21,794	10,796	900
Provision for inventory reserve*		3,627	5,288	—
Depreciation of property, plant and equipment	10	10,704	10,173	8,139
Loss on disposal of property, plant and equipment		226	481	974
Amortization of intangible assets	11	1,924	2,476	1,379
Depreciation of right-of-use assets	13	7,823	5,743	4,399
Fair value loss/(gain) of warrant liability	21	85,750	(20,900)	6,200
Fair value gains on financial assets measured at fair value change through profit or loss	5	(663)	(593)	—
Foreign currency exchange loss/(gain), net		28,224	9,159	4,867
Equity-settled share-based compensation expense		47,680	34,338	20,158
Deferred government grant		(628)	(307)	(295)
		(368,144)	(397,252)	(361,446)
(Increase)/decrease in trade receivables		(98,980)	50,320	24,590
(Increase)/decrease in prepayments, other receivables and other assets		(8,724)	(50,614)	(2,966)
Decrease/(increase) in other non-current assets		753	3,661	(1,175)
(Increase)/decrease in collaboration inventories*		(12,706)	(13,893)	51
Government grant received		23	6,180	80
(Decrease)/increase in trade payables		(12,702)	25,850	1,805
(Decrease)/increase in other payables and accruals		(38,809)	165,883	140,747
Increase/(decrease) in other non-current liabilities		(176)	(163)	(158)
Increase/(decrease) in contract liabilities (current)		52,500	—	—
Increase/(decrease) in contract liabilities (non-current)		47,500	—	—
Increase in pledged deposits, net		—	(15)	(1,060)
Cash used in operations		(439,465)	(210,043)	(199,532)
Income tax paid		(668)	—	—
Interest income received		47,275	5,580	652
Income tax received		976	3,709	557
Interest on lease payments		(1,394)	(527)	(142)
Net cash used in operating activities		(393,276)	(201,281)	(198,465)
The accompanying notes are an integral part of the consolidated financial statements.
*2022 increase/decrease in collaboration inventories has been reclassified to break out the provision for inventory reserve for comparative purposes in the 2023 presentation.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Note	2023	2022	2021
		US$’000	US$’000	US$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(20,084)	(20,927)	(42,197)
Purchase of intangible assets		(2,638)	(1,348)	(3,207)
Prepayment to collaborator for collaboration assets		(98,784)	(14,810)	(1,708)
Purchase of financial assets measured at fair value through profit or loss		—	(285,000)	(50,000)
Cash received from withdrawal of financial assets measured at fair value through profit or loss		185,000	99,990	50,081
Cash received from withdrawal of financial assets measured at amortized cost		—	30,000	—
Cash receipts of investment income		8,810	1,252	—
Proceeds from disposal of property, plant and equipment		—	—	4
Addition in time deposits		(4,863,149)	(369,971)	(298,107)
Decrease in time deposits		4,882,724	483,617	180,000
Decrease in pledged deposits		907	105	—
Purchase of financial assets measured at amortized cost		—	—	(29,849)
Net cash provided by/(used in) investing activities		92,786	(77,092)	(194,983)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares for institutional investors, net of issuance cost		234,410	—	—
Proceeds from issuance of ordinary shares for follow on public offering, net of issuance costs		349,278	377,643	323,440
Proceeds from exercise of warrant by warrant holder, net of issuance cost		199,741	—	—
Proceeds from issuance of ordinary shares and warrant relating to private placement for an institutional investor		—	—	300,000
Proceeds from exercise of share options		11,816	2,929	4,642
Principal portion of lease payments		(3,755)	(2,596)	(1,419)
Net cash provided by financing activities		791,490	377,976	626,663

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

	Note	2023	2022	2021
		US$’000	US$’000	US$’000
NET INCREASE IN CASH AND CASH EQUIVALENTS		491,000	99,603	233,215
Effect of foreign exchange rate changes, net		682	(2,510)	34
Cash and cash equivalents at beginning of year	17	786,031	688,938	455,689
CASH AND CASH EQUIVALENTS AT END OF YEAR	17	1,277,713	786,031	688,938
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		1,312,773	841,317	858,607
Less: Pledged deposits		357	1,270	1,444
Time deposits		34,703	54,016	168,225
Cash and cash equivalents as stated in the statement of financial position	17	1,277,713	786,031	688,938
Cash and cash equivalents as stated in the statement of cash flows		1,277,713	786,031	688,938
The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021
1. CORPORATE INFORMATION
Legend Biotech Corporation, (the "Company"), was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Act (As Revised) of the Cayman Islands. The registered office address of the Company is PO Box 10240, Harbour Place, 103 South Church Street, George Town, Grant Cayman KY1-1002, Cayman Islands.

Legend Biotech Corporation is an investment holding company. The Company’s subsidiaries are principally engaged in the discovery, and development, manufacturing and commercialization of novel cell therapies for oncology and other indications.
In the opinion of the Company's Board of Directors, the ultimate holding company of Legend Biotech Corporation, a Cayman Islands corporation, is Genscript Corporation (“Genscript Corp”), which was incorporated in the United States of America.
Information about subsidiaries

Company	Place and date of incorporation	Issued ordinary shares/paid-up capital		Percentage of equity interest attributable to the Company		Principal activities
				Direct %	Indirect %
Legend Biotech Limited (“Legend BVI”)	The British Virgin Islands June 2, 2015	US$	2,453,819,239	100	—	Investment holding
Legend Biotech HK Limited (“Legend HK”)	Hong Kong June 3, 2015	US$	2,453,819,239	—	100	Investment holding
Nanjing Legend Biotechnology Co., Ltd. (“Legend Nanjing”)	PRC* November 17, 2014	US$	212,500,000	—	100	Manufacture and sale of life sciences research products; performance and sale of research and development services
Legend Biotech USA Incorporated (“Legend USA”)	Delaware, United States of America August 31, 2017	—		—	100	Manufacture and sale of life sciences products; performance of life sciences research and development
Legend Biotech Ireland Limited (“Legend Ireland”)	Ireland November 13, 2017	US$	2,217,445,234	—	100	Manufacture and sale of life sciences products; performance of life sciences research and development; treasury center for Legend Biotech
Legend Biotech Belgium B.V. (“Legend Belgium”)	Belgium June 23, 2021	US$	46,177,685	—	100	Manufacture and sale of life sciences products
Hainan Chuanji Biotechnology Co., Ltd. (“Hainan Chuanji”)	PRC October 25, 2021	—		—	100	General & administrative
** The People’s Republic of China (the “PRC” or “China”), including the Hong Kong Special Administrative Region of China (“Hong Kong”).

2.1 BASIS OF PREPARATION
The consolidated financial statements of Legend Biotech Corporation and its subsidiaries (collectively referred to as “the Company”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board which comprise all standards and interpretations.
The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and financial liabilities, which have been measured at fair value. The consolidated financial statements are presented in U.S. dollars (“$”) and all values are rounded to the nearest thousand except when otherwise indicated.

Certain prior year amounts have been reclassified for comparative purposes. The reclassifications did not affect results of operations, total assets, total liabilities, or cash flows.
Basis of consolidation
The consolidated financial statements include the financial statements of the Company for each of the three years ended December 31, 2023. A subsidiary is an entity (including a structured entity), directly or indirectly, controlled by the Company. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the Company the current ability to direct the relevant activities of the investee).
The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases.
Profit or loss and each component of other comprehensive income or loss are attributed to the equity holders of the Company. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Company are eliminated in full on consolidation.
2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES
There were no new IFRS standards, amendments or interpretations that became effective in 2023 that had a material impact on the Company's consolidated financial statements.
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

Intangible assets are amortized on the straight-line basis over the following useful economic lives:

Software	3 years
Patents	up to 20 years
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

Leasehold land	50 years
Building	up to 50 years
Machinery and equipment	5 to 15 years
Computer and office equipment	3 to 5 years
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
Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the statement of profit or loss and other comprehensive income over the expected useful life of the relevant asset by equal annual installments.

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

In connection with the Janssen Agreement, we entered into the Interim Product Supply Agreement dated as of February 28, 2022 (the “IPSA”) pursuant to which we will supply cilta-cel to Janssen for clinical and commercial use worldwide (excluding Greater China). Under the IPSA, Janssen pays us a transfer price for supplied product based on the total costs necessary to produce and supply such product. Ultimately, however, the cost for commercial supply and clinical supply of product are shared equally by us and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Janssen Agreement. The IPSA will remain in effect until June 30, 2024 or such alternate date determined by the joint manufacturing committee (the “JMC”) that has been established under the Janssen Agreement. The IPSA will also terminate if the Janssen Agreement expires or is terminated. We expect to enter into a product supply agreement with Janssen that will replace the IPSA.

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
License and collaboration revenue
Licenses of Intellectual Property
For collaboration arrangements that include a grant of a license to the Company's intellectual property, the Company considers whether the license grant is distinct from the other performance obligations included in the arrangement. In assessing whether a license is distinct from the other promises, the Company considers factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, the Company considers whether the counterparty can benefit from a license for its intended purpose without the receipt of the remaining promise(s) by considering whether the value of the license is dependent on the unsatisfied promise(s), whether there are other vendors that could provide the remaining promise(s), and whether it is separately identifiable from the remaining promise(s). The Company evaluated that the license, including a technology transfer service, is a single performance obligation in the Janssen Agreement, which represents a right to use our license as it exists at the point in time that the license is granted. Revenue from licenses is recognized when the control of the right to use of the license is transferred to the customer. The Company evaluated that the license (inclusive of know-how) and the delivery of the Handover Package Documents which includes performing the Legend Phase 1 trial, is a single performance obligation in the Novartis Licensing Agreement, which represents a right to use our license over time after the license is granted and the Legend Phase 1 trial is ongoing. Revenue from licenses is recognized when the value of the right to use of the license is transferred to the customer which occurs over time during the Phase 1 trial.
Input Method

We use input methods to measure the progress toward the complete satisfaction of performance obligations satisfied over time. Significant management judgment is required in determining the level of effort required under an arrangement and the period over which we are expected to complete our performance obligations under an arrangement. We evaluate the measure of progress each reporting period and, if necessary, adjust the measure of performance and related revenue recognition.
We have concluded that revenue associated with the Novartis Licensing Agreement will be recognized over time using the input method as the delivery of the license is not distinct from the Legend Phase 1 trial.
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
Novartis Licensing Agreement
The Company entered into a license agreement with Novartis. The terms of the arrangement include: non-refundable upfront fees of $100.0 million and milestone payments for the achievement of specified development milestones and specified net trade sales milestones of up to $330.0 million and $680.0 million, respectively as well as tiered royalties. The Company has assessed that there are two distinct performance obligations. Performance Obligation 1 (PO1); A combined performance obligation that includes delivery of the license (inclusive of know-how) and the delivery of the Handover Package Documents which includes performing the Legend Phase 1 trial. Performance Obligation 2 (PO2); Supply of materials (supply of Lentivirus/other materials). Upon contract inception, the Company has estimated that the total transaction price is constrained to $125.3 million which included upfront fees of $100.0 million and variable consideration of $25.3 million. The transaction price was allocated to the two performance obligations (PO1) $120.7 million and (PO2) $4.6 million, respectively.
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
Milestone payments

Certain milestone payments were allocated to the single performance obligation in the Janssen Agreement to deliver the license of intellectual property, including the technology transfer service. The initial two milestone payments of aggregate $50.0 million were included in the transaction price at contract inception in 2017 and were recognized when the single performance obligation was completed in 2018. Subsequently in 2019, an additional two milestone payments of $60.0 million were included in the transaction price when the milestones triggered by dosing of a specified number of patients in the CARTITUDE-1 clinical trial were achieved. In 2021, an additional milestone with a payment of $75.0 million was achieved relating to the clinical development of cilta-cel. In 2021, three additional milestone payments amounting to $65.0 million were achieved relating to the submission of a Marketing Authorization to the EMA, enrollment of a specified number of patients in the CARTITUDE-5 clinical trial and filing of a Drug approval application for a product by the Ministry of Health, Labour and Welfare in Japan. In 2022, additional milestone payments of $50.0 million were achieved in connection with the submission of a NDA to the PMDA in Japan, the enrollment of a specified number of patients in the Company’s CARTITUDE-5 clinical trial and in connection with the receipt of a commercialization approval for cilta-cel in the U.S. In 2023, two additional milestone payments amounting to $35 million were achieved relating to the acceptance of a submission of a supplemental BLA to the FDA and the acceptance of a submission of a Type II variation application to the EMA.

As of December 31, 2023, pursuant to the Agreement, the remaining future contractual milestone payments for the Company aggregated to $1.02 billion for the achievement of various development, regulatory, manufacturing and net trade sales milestones. More specifically, the future contractual milestones consist of $125.0 million for the achievement of specified manufacturing milestones, $60.0 million for the achievement of specified development milestones, $620.0 million for the achievement of specified regulatory milestones and $210.0 million for the achievement of specified net trade sales milestones. The Company’s development plans and research progresses might change from time to time, which would increase the uncertainties of achieving future contractual milestones. The Company does not believe $280.0 million of the remaining $1.02 billion contractual milestone payments would be eligible to be received based on a subsequent change in development plan with the collaborator. Furthermore, the Company assessed that achievement of all the remaining contractual milestones is highly uncertain and the related milestone payments are not included in the transaction price. The milestone is achieved when the triggering event described in the agreement occurs.
Profit sharing

The Company and Janssen share equally profits on sales of CARVYKTI in all areas other than the People's Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan (“Greater China”), where the Company retains or bears 70% of pre-tax profits or losses. In all areas other than Greater China, as Janssen is the principal in the sale transaction with the customer, the Company recognizes a pro-rata share of collaboration net trade sales in the period Janssen completes the sale and delivers the product to the customer. The Company's share of collaboration net trade sales in all areas other than Greater China are recognized within collaboration revenue on the statement of profit or loss and other comprehensive income. Subsequent to regulatory approval, revenue from sales of product in Greater China will be recognized within Product sales on the statement of profit or loss and other comprehensive income as the Company will be the principal in the sale to the customer.

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
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by using a binomial model, and the fair value of each RSU is determined by reference to market price of the Company’s shares at the respective grant date, further details of which are given in notes 25 and 26 to the consolidated financial statements.
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

Transactions that are denominated in a currency other than the functional currency of an entity are recorded at that functional currency by applying the spot exchange rates prevailing at the dates of the transactions. At the end of the reporting period, monetary assets and liabilities denominated in a currency other than the functional currency are revalued to the functional currency by applying the spot exchange rate prevailing at the end of the reporting period. Gains and losses arising from these foreign currency revaluations are recognized in net income as other income and gains or other expenses. Foreign-currency-denominated transactions that are classified as non-monetary are measured using the historical spot exchange rate.

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
Global Economic Conditions
Worldwide economic conditions remain uncertain and we continue to monitor the impact of macroeconomic conditions, including those related to the public health crises, the Russia-Ukraine war, the conflict between Israel and Hamas, the failure and instability of financial institutions and rising inflation rates.

Changes in economic conditions, supply chain constraints, logistics challenges, labor shortages, the Russia-Ukraine war, the conflict between Israel and Hamas and steps taken by governments and central banks, have led to higher inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including increased interest rates. Our product manufacturing in both the U.S. and China has continued. Currently we have not experienced any material impact to our material supply chain or as a result of inflation and rising interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We believe we have established robust sourcing strategies for all necessary materials and do not expect any significant impact.

In addition, in China, although we experienced disruptions from COVID-19 during the year ended December 31, 2023, we do not believe they had a material impact to our business. There are still uncertainties of COVID-19’s future impact on our business in China, results of operations and financial condition, and the extent of the impact will depend on numerous evolving factors including, but not limited to: the magnitude and duration of COVID-19, the development and progress of distribution of COVID-19 vaccines and other medical treatments, the speed of the anticipated recovery, and governmental and business reactions to the pandemic. If COVID-19 resurges or if other public health crises create similar disruptions, our business, results of operations and financial condition could be materially and adversely affected. We will continue to monitor and assess the impact of the ongoing development of the pandemic on our financial position and operating results and respond accordingly.

If these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations. Although we do not believe that these macroeconomic conditions have had a material impact on our financial position or results of operations to date, we may experience impacts in the near future (especially if inflation rates continue to rise) on our operating costs, including our labor costs and research and development costs, due to supply chain constraints, consequences associated with public health crises, the ongoing conflict between Russia and Ukraine and the conflict between Israel and Hamas, and employee availability and wage increases, which may result in additional stress on our working capital resources.

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
The Company has allocated the entire transaction price to the license of intellectual property under the Janssen Agreement, as this is the sole performance obligation in the arrangement.
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
Deferred tax assets
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary differences can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The outcome of their actual utilization may be different. Further details are contained in note 20 to the consolidated financial statements.
Warrant liability
The fair value of the warrant liability is determined by using the binominal model. The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the stock of comparable companies. The risk-free interest rate is based on treasury yield curve rates with a remaining term which approximates to the expected life of the warrant. Changes in these input variables would affect fair value of the warrant. Further details are contained in notes 21 and 32 to the consolidated financial statements. On May 11, 2023, the PIPE Investor exercised the Warrant in full, and as of year-end, there is no warrant liability balance.
Share-based compensation
The fair value of share options granted by the Company is estimated using the binomial model. The use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Management estimates expected volatility based on the historical volatility of the stock of comparable companies. Expiration date is the basis for determining the expected life of an option. The risk-free interest rate is based on treasury yield curve rates with a remaining term which approximates to the expected life assumed at the date of grant. Changes in these input variables would affect the amount of expense associated with share-based compensation. The compensation expense recognized for all share-based awards is net of estimated forfeitures. The Company estimates forfeiture rates based on historical analysis of option forfeitures. If actual forfeitures vary from estimated forfeitures, adjustments to the compensation expense may be required. Further details are contained in note 25 and 26 to the consolidated financial statements.
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

Geographic information
(a)Revenue

	2023	2022	2021
	US$’000	US$’000	US$’000
License and other revenue
United States of America*	35,160	50,000	65,402
China	179	328	3,424
Total revenue and other revenue	35,339	50,328	68,826

Collaboration revenue
United States of America*	234,734	66,602	—
Europe*	15,070	75	—
Total collaboration revenue	249,804	66,677	—
Total revenue	285,143	117,005	68,826

The revenue information above is based on the locations of the customers.
*Certain prior year amounts have been reclassified for comparative purposes
(b)Non-current assets

	December 31, 2023	December 31, 2022
	US$’000	US$’000
United States of America	151,225	114,426
China	56,007	54,510
Europe	139,216	62,908
Total	346,448	231,844
The non-current asset information above is based on the locations of assets and excludes non-current time deposits.

Information about major customer
Revenue of $35.2 million, $50.0 million and $65.4 million for the years ended December 31, 2023, 2022 and 2021, respectively, was derived from license revenue to a single customer and under the Janssen Agreement.
5. REVENUE, OTHER INCOME AND GAINS
An analysis of revenue is as follows:

	2023	2022	2021
	US$’000	US$’000	US$’000
Revenue
Licensing of intellectual property	35,160	50,000	65,402
Collaboration revenue	249,804	66,677	—
Other revenue	179	328	3,424
Total Revenue	285,143	117,005	68,826

Revenue from licensing of intellectual property is recognized at a point in time with respect to the Janssen collaboration. Revenue from licensing of intellectual property represents variable consideration relating to the milestone payments that were constrained in prior years but included in the transaction price when the achievement of the milestones was highly probable. Collaboration revenue includes our pro-rata share of collaboration net trade sales for which Janssen

Biotech, Inc. (“Janssen”) is the principal in the sale to the customer under the collaboration and license agreement with Janssen (the “Janssen Agreement”).
Other revenue is related to an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd. and its affiliates and related subsequent sales-based royalties.
Novartis License Agreement

On November 10, 2023, Legend Biotech, through its wholly owned subsidiary, Legend Biotech Ireland Limited, entered into an exclusive, global license agreement with Novartis Pharma AG. The Company granted Novartis the rights to develop, manufacture and commercialize LB2102 and other potential chimeric antigen receptor T-cell (CAR-T) therapies selectively targeting Delta-like Ligand 3 (DLL3). The agreement was effective on December 28, 2023, with a $100 million receivable recorded, representing the Novartis upfront payment to be received shortly after December 31, 2023. Novartis has also agreed to pay up to $1.01 billion in milestone payments upon achievement of specified clinical, regulatory and commercial milestones, as well as tiered royalties on net sales. We determined that any milestone payments will be recognized when occur as they were determined to relate predominately to the license granted and therefore have been excluded from the transaction price. We determined that any sales-based royalties will be recognized when the related sales occur as they were determined to relate predominately to the license granted and therefore have been excluded from the transaction price. Under the Novartis License Agreement, Legend Biotech will conduct the Legend Phase 1 clinical trial for LB2102 in the U.S. Novartis will conduct all other development for the licensed products.

The following table shows the deferred revenue which is included in contract liabilities for the periods presented:

	2023	2022
	US$’000	US$’000
Contract liabilities (Current)	53,010	—
Contract liabilities (Non Current)	47,962	—
Total	100,972	—

Performance Obligations

The Novartis License Agreement represents a transaction with a customer and therefore is accounted for in accordance with IFRS 15. We identified the following performance obligations:

•Performance Obligation 1 (PO1)

A combined performance obligation that includes delivery of the license (inclusive of know-how) and the delivery of the Handover Package Documents which includes performing the Legend Phase 1 trial.

•Performance Obligation 2 (PO2)

Supply of materials (supply of Lentivirus/other materials).

We concluded that the license to intellectual property is not distinct from the completion of Phase 1 trial as the license has minimal utility prior to receipt of the completed Legend Phase 1 trial by Legend Biotech. The IP license granted at contract inception is unproven as it relates to products in the early development stage and, therefore the IP may be revised throughout the completion of the Phase 1 trial. In order for Novartis to get the full benefit of the IP, Novartis needs Legend Biotech to provide the IP, the know-how and the completion of the Legend Phase 1 clinical trial, which culminates with the delivery of the handover package. Without each of these deliverables, Novartis would have experienced significant delays in utilizing the IP and commencing the Novartis Phase 1 clinical trial.

Transaction Price

The following table summarizes the composition of the total transaction price for the following periods.

	December 31, 2023	December 31, 2022
	US$’000	US$’000

PO1: Licensing of intellectual property and performing Legend Phase 1 trial	120,710	—
PO2: Supply of materials	4,600	—
Total	125,310	—

PO1: In accordance with the Novartis License Agreement, Legend Biotech will receive a $100.0 million up-front payment from Novartis upon entering into the Novartis License Agreement. The Company determined this upfront payment represents fixed consideration to be included in the transaction price in accordance with IFRS 15 as the payment is non-refundable and represents consideration in exchange for Legend Biotech providing Novartis delivery of the license (inclusive of know-how).

PO1: Novartis must reimburse Legend Biotech for development costs incurred or paid by Legend Biotech prior to, on or after the Effective Date. There is up to $33 million in total aggregate reimbursable development costs through such occurrence. Given it is contractually agreed upon, the Company will include as variable consideration the expected amount it will be reimbursed by Novartis for the Legend Phase 1 clinical trial. The Company concluded that the development costs that are highly probable of being achieved should be included in the transaction price. We have included the estimate of cost reimbursement for the R&D in the transaction price for the first twelve months of expenses through the end of 2024; totaling $20.7 million. The remaining R&D Costs $12.3 million are constrained at inception of the contract as we concluded that they aren’t highly probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

PO2: Given supply is contractually agreed upon for the existing materials and clearly laid out for new materials it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. As such the supply of materials cost included in the transaction price is $4.6 million.

The difference between the $125.3 million transaction price and the $100.0 million disclosed above is the variable consideration of $25.3 million.

The following table summarizes the allocation of the total transaction price to the identified performance obligations under the arrangement, and the amount of the transaction price unsatisfied as of December 31, 2023:

	December 31, 2023	December 31, 2022
	US$’000	US$’000

PO1: Licensing of intellectual property and completion of Legend Phase 1 trial	120,710	—
PO2: Supply of materials	4,600	—
Total	125,310	—
Remaining unsatisfied performance obligation	125,310	—

The amounts of transaction prices allocated to the remaining performance obligations (unsatisfied or partially unsatisfied) as of December 31, 2023 are as follows:

	2023	2022	2021
	US$’000	US$’000	US$’000
Amounts expected to be recognized as revenue:
Licensing of intellectual property and completion of Legend Phase 1 trial
Within 1 year	63,360	—	—
1 - 2 years	37,920	—	—
2 - 3 Years	12,490	—	—
3 - 4 years	6,940	—	—
After 4 years	—	—	—
Total	120,710	—	—

The amounts of transaction prices allocated to the remaining performance obligations which are expected to be recognized as revenue relate to Novartis Licensing Agreement, of which the performance obligations are to be satisfied over the completion of Legend Phase 1 trial for LB2102, which is estimated to be 4 years. As part of the Novartis transaction, the Company allocated the transaction price to performance obligations based on the estimated stand-alone selling prices of promised goods or services and specifically the residual approach for this performance obligation. The amounts disclosed above do not include variable consideration which is constrained. We re-evaluate the transaction price at the end of each reporting period.

Revenue

The following summarizes the revenue recognized for the periods presented:

There was no revenue recognized in the current reporting period that was included in the contract liabilities at the beginning of the reporting period and there was no revenue recognized from performance obligations satisfied in previous periods.

The Company will recognize revenue for the allocation of the transaction price for licensing of intellectual property and completion of Legend Phase 1 trial using the percentage of completion method using the input method (costs). The model used is based on budgeted R&D costs during our Phase 1 trial. There were no 2023 expenses incurred from the effective date through year end. As such, there was no revenue recognized in 2023 in this percentage of completion model.

The Company will recognize revenue for the allocation of the transaction price for supply of materials at a point in time. As of the end of 2023 no materials have been delivered, as such there will be no revenue recognized in 2023.

The following table summarizes the Total other income and gains:

	2023	2022	2021
	US$’000	US$’000	US$’000
Other income and gains
Other income:
Finance income	54,487	8,182	971
Government grants*	2,731	2,434	1,736
Other	245	88	35
Total income	57,463	10,704	2,742

Gains:
Fair value gains on financial assets measured at fair value change through profit or loss	663	603	—
Other	—	742	317
Total gains	663	1,345	317
Total other income and gains	58,126	12,049	3,059
*    The amount represents subsidies received from local government authorities to support the Company’s business. There were no unfulfilled conditions and other contingencies attached to these government grants.
6. LOSS BEFORE TAX
The Company’s loss before tax is arrived at after charging:

	2023	2022	2021
	US$’000	US$’000	US$’000
Employee benefit expense (including directors’ remuneration):
Wages and salaries	204,128	147,385	105,751
Other employee benefits	7,729	5,057	2,257
Equity-settled share-based compensation expense	47,680	34,338	20,158
7. FINANCE COSTS

	2023	2022	2021
	US$’000	US$’000	US$’000
Interest on lease liabilities	1,394	527	142
Collaboration interest-bearing advanced funding	20,400	10,269	758
Total	21,794	10,796	900
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

Hong Kong
Under the current tax laws of Hong Kong, the subsidiary which operates in Hong Kong is subject to the two-tiered profits tax rates regime. The first HK$2,000,000 (2022 and 2021: HK$2,000,000) of assessable profits were taxed at 8.25% (2022 and 2021: 8.25%) and the remaining assessable profits were taxed at 16.5% (2022 and 2021: 16.5%). Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
United States of America
Under the current tax laws of the United States of America ("USA"), the subsidiary which operates in the United States of America is subject to federal tax at a rate of 21% (2022 and 2021: 21%) and state tax at a rate of 3.3% (2022 and 2021: 9%). Dividends payable by the Company’s US entity, to non US resident enterprises shall be subject to 30% withholding tax, unless the respective non US resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with US that provides for a reduced withholding tax rate or an exemption from withholding tax.
Ireland
Under the current laws of the Ireland, the subsidiary which operates in Ireland is subject to Corporate Income Tax ("CIT") at a rate of 12.5% (2022 and 2021: 12.5%) on its taxable trading income. Any non-trading income is subject to CIT at a rate of 25% (2022 and 2021: 25%). Dividend withholding tax is imposed on distributions made by Irish companies at a rate of 25% in 2023 (2022 and 2021: 25%) with many exemptions provided.
Greater China
Pursuant to the Corporate Income Tax Law of the People's Republic of China (the "PRC") and the respective regulations (the “CIT Law”), the subsidiaries which operate in Greater China are subject to CIT at a rate of 25% on the taxable income. Legend Nanjing is qualified as High and New Technology Enterprise, which is subject to income tax at a preferential tax rate of 15% during the year ended December 31, 2023. During the years ended December 31, 2022, and 2021, the applicable income tax rate was 25%. Dividends, interests, rent or royalties payable by the Company’s PRC entities, to non PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% CIT, namely withholding tax, unless the respective non PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with the PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.
Belgium
Under the current laws of Belgium, the subsidiary which operates in Belgium is subject to CIT at a rate of 25% on its taxable trading income. Dividend withholding tax is imposed on distributions made by Belgium companies at a rate of 30% with many exemptions provided.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

	2023	2022	2021
	US$’000	US$’000	US$’000
Current – United States of America	511	224	211
Current – Elsewhere	(2,375)	401	416
Deferred (note 20)	—	—	(4,241)
Total tax charge/(credit) for the year	(1,864)	625	(3,614)

A reconciliation of the tax charge/(credit) applicable to loss before tax at the statutory rates for the countries (or jurisdictions) in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(credit) at the effective tax rates is as follows:

	2023		2022		2021
	US$’000	%	US$’000	%	US$’000	%
Loss before tax	(520,118)		(445,724)		(407,196)
At the statutory blended US federal and state income tax rate of 24.3% (2022 and 2021: 28.1%)	(126,638)	24.3	(125,293)	28.1	(114,463)	28.1
Preferential tax rate in other countries and regions	4,091	(0.8)	—	—	—	—
Effect of tax rate differences in other countries and regions	47,001	(9.0)	15,129	(3.4)	15,027	(3.7)
Research and development credit	(8,942)	1.7	(24,970)	5.6	(954)	0.2
State rate change	5,959	(1.1)	(107)	—	—	—
Effect of non-deductible expenses	2,111	(0.4)	1,829	(0.4)	2,298	(0.6)
Tax losses and deductible temporary differences not recognized*	83,054	(16.0)	137,912	(30.9)	106,623	(26.2)
Stock-based compensation income tax charge/(benefit)*	(7,911)	1.5	(4,050)	0.9	(13,674)	3.4
Others	(589)	0.2	175	—	1,529	(0.4)
Tax charge/(benefit) at the Company’s effective rate	(1,864)	0.4	625	(0.1)	(3,614)	0.9

*Certain prior year amounts have been reclassified for comparative purposes.
9. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the parent, and the weighted average number of ordinary shares of 352,165,418, 318,083,913 and 281,703,291 in issue during the years ended December 31, 2023, 2022 and 2021, respectively.
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
No adjustment has been made to the basic loss per share amounts presented for the years ended December 31, 2023, 2022 and 2021 in respect of a dilution as the impact of the outstanding share options, RSU and warrant liability had an anti-dilutive effect on the basic loss per share amounts presented.
The calculations of basic and diluted loss per share are based on:

	2023	2022	2021
	US$’000	US$’000	US$’000
Earnings
Loss attributable to ordinary equity holders of the parent, used in the basic earnings per share calculation	(518,254)	(446,349)	(403,582)

	Number of shares
	2023	2022	2021
Shares
Weighted average number of ordinary shares in issue during the year used in the basic earnings per share calculation	352,165,418	318,083,913	281,703,291

10. PROPERTY, PLANT AND EQUIPMENT

	Freehold land	Buildings	Leasehold improvement	Machinery and equipment	Computer and office equipment	Transportation equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2023
At January 1, 2023
Cost	2,889	45,075	21,974	42,576	3,638	41	14,184	130,377
Accumulated depreciation	—	(2,348)	(5,807)	(14,806)	(2,231)	(17)	—	(25,209)
Net carrying amount	2,889	42,727	16,167	27,770	1,407	24	14,184	105,168
At January 1, 2023, net of accumulated depreciation	2,889	42,727	16,167	27,770	1,407	24	14,184	105,168
Additions	—	238	156	48	6	—	14,616	15,064
Disposals	—	—	(87)	(77)	(1)	—	—	(165)
Depreciation provided during the year	—	(1,493)	(2,603)	(6,033)	(571)	(4)	—	(10,704)
Exchange realignment	—	(116)	(91)	(253)	(4)	(1)	(173)	(638)
Transfers	—	20,344	1,249	3,778	217	—	(25,588)	—
At December 31, 2023, net of accumulated depreciation	2,889	61,700	14,791	25,233	1,054	19	3,039	108,725
At December 31, 2023:
Cost	2,889	65,540	23,117	45,480	3,622	40	3,039	143,727
Accumulated depreciation	—	(3,840)	(8,326)	(20,247)	(2,568)	(21)	—	(35,002)
Net carrying amount	2,889	61,700	14,791	25,233	1,054	19	3,039	108,725

	Freehold land	Buildings	Leasehold improvement	Machinery and equipment	Computer, fixtures and office equipment	Transportation equipment	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2022
At January 1, 2022
Cost	2,889	16,011	20,908	35,251	2,977	45	41,367	119,448
Accumulated depreciation	—	(1,360)	(3,503)	(10,432)	(1,633)	(14)	—	(16,942)
Net carrying amount	2,889	14,651	17,405	24,819	1,344	31	41,367	102,506
At January 1, 2022, net of accumulated depreciation	2,889	14,651	17,405	24,819	1,344	31	41,367	102,506
Additions	—	1,732	522	583	34	—	14,346	17,217
Disposals	—	—	—	(122)	(14)	—	(406)	(542)
Depreciation provided during the year	—	(988)	(2,566)	(5,818)	(797)	(4)	—	(10,173)
Exchange realignment	—	—	(1,164)	(1,802)	(32)	(3)	(839)	(3,840)
Transfers	—	27,332	1,970	10,110	872	—	(40,284)	—
At December 31, 2022, net of accumulated depreciation	2,889	42,727	16,167	27,770	1,407	24	14,184	105,168
At December 31, 2022:
Cost	2,889	45,075	21,974	42,576	3,638	41	14,184	130,377
Accumulated depreciation	—	(2,348)	(5,807)	(14,806)	(2,231)	(17)	—	(25,209)
Net carrying amount	2,889	42,727	16,167	27,770	1,407	24	14,184	105,168

11. INTANGIBLE ASSETS

Software
US$’000
December 31, 2023
At January 1, 2023
Cost	7,505
Accumulated amortization	(4,096)
Net carrying amount	3,409
At January 1, 2023, net of accumulated amortization	3,409
Additions	2,638
Disposals	(61)
Amortization provided during the year	(1,924)
Exchange realignment	(1)
At December 31, 2023, net of accumulated amortization	4,061
At December 31, 2023
Cost	10,080
Accumulated amortization	(6,019)
Net carrying amount	4,061
December 31, 2022
At January 1, 2022
Cost	6,402
Accumulated amortization	(1,718)
Net carrying amount	4,684
At January 1, 2022, net of accumulated amortization	4,684
Additions	1,264
Disposals	(6)
Amortization provided during the year	(2,476)
Exchange realignment	(57)
At December 31, 2022, net of accumulated amortization	3,409
At December 31, 2022
Cost	7,505
Accumulated amortization	(4,096)
Net carrying amount	3,409
12. OTHER NON-CURRENT ASSETS

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Prepaid expenses	1,208	1,092
Lease receivables	285	395
Total	1,493	1,487

13. LEASES
The Company as a lessee

The Company has leases for office, research laboratory and manufacturing facilities, equipment, vehicles and land. The terms of the leases vary, although most generally have lease terms between 3 and 29 years. Lump sum payments were made upfront to acquire the leasehold land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these leasehold land. Leases with terms of 12 months or less are expensed as incurred, Collaboration assets represent the Company’s share of assets leased to the collaboration from Janssen, which purchased the assets on behalf of the collaboration, in connection with the Janssen Agreement. Collaboration assets under construction that will be leased to the collaboration from Janssen when placed into service are classified as collaboration prepaid leases on the consolidated financial statements.
(a)Right-of-use assets

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Leasehold land	4,192	4,357
Lease buildings	3,621	4,887
Collaboration assets	72,689	46,346
Total	80,502	55,590
The carrying amounts of the Company’s right-of-use assets and the movements during the year are as follows:

	Non-Collaboration Assets Leased		Collaboration Assets Leased
	Leasehold land	Buildings*	Buildings*	Machinery and equipment	Computer and office equipment	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2023
Right-of-use assets at January 1, 2023	4,357	4,887	36,624	9,711	11	55,590
Additions	—	880	26,777	4,433	—	32,090
Accumulated depreciation	—	—	—	—	—	—
Exchange realignment	(72)	22	695	—	—	645
Depreciation of right-of-use assets	(93)	(2,168)	(3,556)	(2,002)	(4)	(7,823)
Right-of-use assets at December 31, 2023	4,192	3,621	60,540	12,142	7	80,502
December 31, 2022
Right-of-use assets at January 1, 2022	4,862	2,324	19,907	11,174	16	38,283
Additions	—	4,677	18,486	298	—	23,461
Exchange realignment	(408)	(224)	221	—	—	(411)
Depreciation of right-of-use assets	(97)	(1,890)	(1,990)	(1,761)	(5)	(5,743)
Right-of-use assets at December 31, 2022	4,357	4,887	36,624	9,711	11	55,590
*Certain prior year amounts have been reclassified for comparative purposes

(b)Lease liabilities
Lease liabilities are as indicated below:
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term.

	2023	2022
	US$’000	US$’000
Carrying amount at January 1	23,602	2,504
Additions	26,692	23,703
Accretion of interest recognized during the year	1,394	527
Payments	(5,149)	(3,123)
Exchange realignment	805	(9)
Carrying amount at December 31	47,344	23,602
Analyzed into:
Current portion	3,175	3,563
Non-current portion	44,169	20,039
Total	47,344	23,602
(c)The amounts recognized in profit or loss in relation to leases are as follows:

	2023	2022
	US$’000	US$’000
Interest on lease liabilities	1,394	527
Depreciation charge of right-of-use assets	7,823	5,743
Expense relating to short-term leases	2,338	1,132
Total amount recognized in profit or loss	11,555	7,402
The maturity analysis of lease liabilities is disclosed in note 33 to the financial statements. The total cash outflow for leases is disclosed in note 28 (c) to the financial statements.
The Company as a lessor

The Company leases assets it owns to the collaboration in accordance with the Janssen Agreement. These are finance leases for which the Company recognized an insignificant amount of finance income for the year ended December 31, 2023 and 2022.
At December 31, 2023 and 2022, the undiscounted minimum lease payments receivables by the Company in future periods under non-cancellable operating leases with its tenants are as follows:

	2023	2022
	US$’000	US$’000
Finance leases:
Total	1,673	583

14. COLLABORATION INVENTORIES

	December 31, 2023	December 31, 2022
	US$’000	US$’000

Raw materials	13,155	6,989
Work-in-process	2,990	690
Finished goods	3,288	2,675
Total collaboration inventories	19,433	10,354

The Company's reserve for inventory was $8.9 million as of December 31, 2023 and $5.3 million as of December 31, 2022. The Company’s reserve for inventory as of December 31, 2023 was primarily related to expired material and certain batches or units of product that did not meet quality specifications that were charged to collaboration cost of sales.
15. TRADE RECEIVABLES

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Trade receivables	100,041	90
The Company’s trading terms with its customers are mainly on credit. The credit period is 45 to 60 days. The Company seeks to maintain strict control over its outstanding receivables and overdue balances are reviewed regularly by management. Trade receivables are non-interest-bearing. The Company had concentration of credit risk of $100 million trade receivables that were due from one single customer under a license agreement as of December 31, 2023.
As at December 31, 2023 and 2022, the expected credit loss is insignificant.
16. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Other Collaboration Receivables*	54,078	40,376
Interest receivable	47	1,517
Other receivables*	790	948
Lease receivables	1,388	188
VAT recoverable	717	1,396
Prepayments*	12,231	17,330
Total	69,251	61,755

*Certain prior year amounts have been reclassified for comparative purposes

The amounts due from the Company’s related parties that are repayable on demand, which were included in the Company’s other receivables, was $0.04 million and $0.3 million, for December 31, 2023 and 2022, respectively (note 30). As at December 31, 2023 and 2022, amounts prepaid to the Company’s related parties were $0.2 million and $0.3 million, respectively (note 30).
None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default. The majority of the above balances were settled within 12 months and had no history of default. The Company estimated that the expected credit loss for the above receivables as at December 31, 2023 and 2022 is insignificant.

17. CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND PLEDGED DEPOSITS

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Cash and bank balances	1,312,773	841,317
Less: Pledged deposits	(357)	(1,270)
Time deposits	(34,703)	(54,016)

Cash and cash equivalents	1,277,713	786,031

Denominated in USD	1,254,969	727,160
Denominated in RMB	12,675	21,472
Denominated in EUR	10,069	37,399

Cash and cash equivalents	1,277,713	786,031
The cash and cash equivalents of the Company denominated in Renminbi (“RMB”) amounted to $12.7 million and $21.5 million in the consolidated statements of financial position as at December 31, 2023 and 2022, respectively. The RMB is not freely convertible into other currencies, however, under Greater China Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.
The pledged deposit as at December 31, 2023 was pledged for credit card facilities. The pledged deposit as at December 31, 2022 was pledged for issuing bank acceptance notes to suppliers of the Company and credit card facilities.
Cash at banks earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.
18. TRADE PAYABLES

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Trade payables	20,160	32,893
The trade payables are non-interest-bearing and are normally settled on 30-day terms.
As at December 31, 2023 and 2022, amounts due to the Company’s related parties, included in the Company’s trade payables, were $0.6 million and $1.2 million, respectively (note 30).
19. OTHER PAYABLES AND ACCRUALS

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Accrued payroll	30,974	21,892
Accrued expense	71,462	127,390
Other payables	11,944	10,960
Payable for Collaboration Assets	16,338	22,852
Other tax payables	2,084	1,015
	132,802	184,109

Other payables are non-interest-bearing and repayable on demand.
As at December 31, 2023 and 2022, amounts due to the Company’s related parties, included in the Company’s other payables, were $0.9 million and $2.5 million, respectively (note 30).
20. DEFERRED TAX

The movements in the deferred tax liabilities and assets during the years ended December 31, 2023 and 2022, are as follows:

Deferred tax liabilities

	Collaboration revenue	License revenue - transitional adjustment	Difference allowance in excess of related depreciation[1]	Right of use assets	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2022	(14,125)	—	(8,636)	—	(22,761)
Deferred tax charged/(credited) to the statement of profit or loss during the year	14,125	—	885	(114)	14,896
Gross deferred tax liabilities at December 31, 2022	—	—	(7,751)	(114)	(7,865)
At January 1, 2023	—	—	(7,751)	(114)	(7,865)
Deferred tax charged/(credited) to the statement of profit or loss during the year	—	(3,144)	4,563	(6,374)	(4,955)
Gross deferred tax liabilities at December 31, 2023	—	(3,144)	(3,188)	(6,488)	(12,820)

Deferred tax assets

	Losses available for offsetting against future taxable profits	Difference in intangible assets amortization	Accrued expense	Lease liability	Cost recovery of R&D expense	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2022	20,448	1,056	1,257	—	—	22,761
Deferred tax charged to the statement of profit or loss during the year	(20,448)	194	2,192	120	3,046	(14,896)
Gross deferred tax assets at December 31, 2022	—	1,250	3,449	120	3,046	7,865
At January 1, 2023	—	1,250	3,449	120	3,046	7,865
Deferred tax charged to the statement of profit or loss during the year	1,521	1,551	(1,500)	6,429	(3,046)	4,955
Gross deferred tax assets at December 31, 2023	1,521	2,801	1,949	6,549	—	12,820
1

The Company has tax losses arising in Hong Kong of $0.4 million in 2023 (2022: $1.9 million) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.
The Company has tax losses arising in Greater China of $90.9 million in 2022 that will expire in 10 years for offsetting against future taxable profits of the companies in which the losses arose.
The Company has tax losses arising in Ireland of $134.8 million in 2023 (2022 $118.6 million) that can be carried back for 1 year and carried forward indefinitely for offsetting against taxable profits of the company.
The Company has tax losses arising in the United States of America of $48.8 million in 2023 (2022: $179.8 million) that are available indefinitely for offsetting against up to 80% of future taxable profits of the companies in which the losses arose.
Deferred tax assets have not been recognized in respect of these tax losses as it is not considered probable that taxable profits will be available against which the tax losses can be utilized.
Deferred tax assets have not been recognized in respect of the following items as of the end of the reporting year:

	2023	2022
	US$’000	US$’000
Deductible temporary differences	440,801	210,953
Tax losses and credits	1,241,550	1,002,104
Total	1,682,351	1,213,057
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
At December 31, 2023 and 2022, the subsidiaries in Greater China had no distributable retained earnings.
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
At December 31, 2023 and 2022, the subsidiary in US had no distributable retained earnings.
21. WARRANT LIABILITY
On May 13, 2021, the Company entered into a subscription agreement with an institutional investor (the “PIPE Investor”) relating to the offer and sale of 20,809,850 ordinary shares of the Company, par value $0.0001 per share (the “ordinary shares”), in a private placement at a purchase price of $14.41625 per ordinary share (the “PIPE Offering”). The total proceeds from the PIPE Offering were $300.0 million. Pursuant to the subscription agreement, the Company also issued the PIPE Investor, l concurrently with the PIPE offering a warrant (the “Warrant”) exercisable for up to an aggregate of 10,000,000 ordinary shares (such transaction together with the PIPE Offering, the “Transactions”). The Transactions closed on May 21, 2021 (the “Closing Date”). The Warrant was exercisable, in whole or in part, at an exercise price of $20.0 per ordinary share. The Warrant was exercisable after the Closing Date and prior to the two-year anniversary of the Closing Date.

On May 11, 2023, the PIPE Investor exercised the Warrant in full for an aggregate exercise price of $200.0 million, and, as a result, the Company issued 10,000,000 ordinary shares to the PIPE Investor. The Warrant was accounted for as a financial liability because the Warrant was net share settleable at the holder’s option. In 2023, up to the exercise of the warrant, the Company recorded a fair value loss of $85.8 million.
The movement of the warrant liability is set out as below:

	2023	2022
	US$’000	US$’000
Balance, beginning of the period	67,000	87,900
Fair value loss/(gain) of the warrant liability	85,750	(20,900)
Exercise of the warrant liability	(152,750)	—
Balance, end of the period	—	67,000

22. GOVERNMENT GRANTS

	2023	2022
	US$’000	US$’000
Deferred government grants	7,373	8,110
Current	68	451
Non-current	7,305	7,659
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

23. COLLABORATION INTEREST-BEARING ADVANCED FUNDING

	Effective interest rate	Maturity	December 31, 2023
	%		US$’000
Non-current
Loans from a collaborator	8.07	No specific maturity date	281,328

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
These Funding Advances are accounted for as interest-bearing borrowings funded by the collaborator, constituted by a principal amounting to $250.0 million and applicable interests accrued amounting to $31.3 million upon such principal. The respective interest rate of each borrowing has transitioned from London Interbank Offered Rate (LIBOR) to Secured Overnight Financing Rate (SOFR) in accordance with the LIBOR ACT. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5% For each of the seven batches of funding advances, interest started to accrue from June 18, 2021, September 17, 2021, December 17, 2021, March 18, 2022, June 17, 2022, September 16, 2022, and December 16, 2022, respectively.

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
24. SHARE CAPITAL AND SHARE PREMIUM
Shares

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Authorized:
2,000,000,000 shares of $0.0001 each	200	200
Issued and fully paid:
363,822,069 (2022: 330,134,480) ordinary shares of $0.0001 each	36	33
A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2021 and January 1, 2022	308,456,852	31	1,261,454	1,261,485

Issuance of ordinary shares for follow-on public offering, net of issuance cost	18,722,000	2	377,641	377,643
Exercise of share options	2,040,580	—	4,070	4,070
Reclassification of vesting of restricted share units	915,048	—	13,850	13,850

At December 31, 2022 and January 1, 2023	330,134,480	33	1,657,015	1,657,048

Issuance of ordinary shares for private placements, net of issuance cost	8,834,742	1	234,409	234,410
Issuance of ordinary shares for registered direct offering, net of issuance cost	10,937,500	1	349,277	349,278
Issuance of ordinary shares for exercise of warrants	10,000,000	1	352,490	352,491
Exercise of share options	2,460,172	—	18,051	18,051
Reclassification of vesting of restricted share units	1,455,175	—	25,878	25,878

At December 31, 2023	363,822,069	36	2,637,120	2,637,156
On April 24, 2023, May 2, 2023 and May 19, 2023, the Company sold 7,656,968, 484,992 and 692,782 ordinary shares to institutional investors in private placement transactions, respectively, for net proceeds of $234.4 million, after deduction of related issuance costs of $0.4 million. On May 10, 2023, the Company sold 10,937,500 ordinary shares to certain investors in a registered direct offering at a price of $32.00 per share, for net proceeds of $349.3 million, after deduction of related issuance costs of $0.7 million. On May 11, 2023, the PIPE Investor exercised the Warrant in full for an aggregate exercise price of $200.0 million, and, as a result, the Company issued 10,000,000 ordinary shares to the PIPE Investor.
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
Share options do not confer any voting rights, or rights to participate in any dividends or distributions. The following share options were outstanding under the Scheme during the year:

	2023		2022		2021
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	US$ per share	’000	US$ per share	’000	US$ per share	’000
At January 1,	7.1370	9,180	2.8970	9,529	1.9353	14,241
Granted during the year	23.5300	355	19.4468	2,265	15.4774	595
Forfeited during the year	2.8336	(708)	4.2888	(573)	2.9987	(1,251)
Exercised during the year	5.0687	(2,460)	1.8032	(2,041)	1.3346	(4,056)
At December 31,	9.3287	6,367	7.1370	9,180	2.8970	9,529
Exercisable at December 31	4.5401	3,470	2.8705	3,281	1.4334	2,828
The weighted average share price at the date of exercise for share options exercised during 2023 was $31.8140 per share (2022: $22.5813, 2021: $18.4846).
The exercise prices and exercise periods of the share options outstanding as at the end of the reporting period are as follows:

December 31, 2023
Number of options ’000	Exercise price* US$ per share	Exercise period
1,747	0.5	2019/12/25 – 2027/12/25
801	1.0	2019/07/01 – 2028/08/29
84	1.0	2019/12/31 – 2028/12/30
723	1.5	2020/07/02 – 2029/07/01
152	11.5	2020/11/29 – 2029/11/28
54	11.5	2021/06/05 – 2030/06/04
255	16.3	2021/09/01 – 2030/08/31
210	14.1	2022/03/29 – 2031/03/28
160	19.0	2022/08/27 – 2031/08/26
409	18.4	2023/03/31 - 2032/03/30
740	18.2	2023/04/30 - 2032/04/29
80	18.4	2023/05/02 - 2032/05/01
40	18.4	2023/05/05 - 2032/05/04
80	18.4	2023/05/08 - 2032/05/07
200	18.4	2023/05/10 - 2032/05/09
10	19.7	2023/05/13 - 2032/05/12
207	27.5	2023/06/30 - 2032/06/29
60	23.3	2023/08/02 - 2032/08/01
355	23.5	2024/04/03 - 2033/04/02
6,367

December 31, 2022
Number of options ’000	Exercise price* US$ per share	Exercise period
2,875	0.5	2019/12/25 – 2027/12/25
1,248	1.0	2019/07/01 – 2028/08/29
271	1.0	2019/12/31 – 2028/12/30
1,393	1.5	2020/07/02 – 2029/07/01
201	11.5	2020/11/29 – 2029/11/28
90	11.5	2021/06/05 – 2030/06/04
322	16.3	2021/09/01 – 2030/08/31
410	14.1	2022/03/29 – 2031/03/28
165	19.0	2022/08/27 – 2031/08/26
740	18.4	2023/03/31 - 2032/03/30
750	18.2	2023/04/30 - 2032/04/29
80	18.4	2023/05/02 - 2032/05/01
40	18.4	2023/05/05 - 2032/05/04
80	18.4	2023/05/08 - 2032/05/07
200	18.4	2023/05/10 - 2032/05/09
15	19.7	2023/05/13 - 2032/05/12
240	27.5	2023/06/30 - 2032/06/29
60	23.3	2023/08/02 - 2032/08/01
9,180

December 31, 2021
Number of options ’000	Exercise price* US$ per share	Exercise period
4,054	0.5	2019/12/25 – 2027/12/25
1,849	1.0	2019/07/01 – 2028/08/29
382	1.0	2019/12/31 – 2028/12/30
1,822	1.5	2020/07/02 – 2029/07/01
332	11.5	2020/11/29 – 2029/11/28
90	11.5	2021/06/05 – 2030/06/04
385	16.3	2021/09/01 – 2030/08/31
20	13.6	2021/11/19 – 2030/11/18
430	14.1	2022/03/29 – 2031/03/28
165	19.0	2022/08/27 – 2031/08/26
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
The fair value of the share options granted during the year ended December 31, 2023 was $4.8 million ($13.397 each) (2022: $27.2 million, $12.010 each; 2021: $5.7 million, $9.497 each). The Company recognized share option expense of $11.3 million (2022: $10.7 million, 2021: $2.4 million) during the year ended December 31, 2023.

The fair value of equity-settled share options granted during the period was estimated, using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

	2023	2022	2021
Dividend yield (%)	—	—	—
Expected volatility (%)	66.1%	73.0% -87.1%	73.2% - 76.4%
Risk-free interest rate (%)	3.40% - 4.84%	0.52% - 3.11%	0.03%- 1.72%
Expected life of options (year)	10	10	10
The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of comparable listed companies in the same industry. The weighted average share price was $23.5300 used in the share option fair value valuation model during the year ended December 31, 2023.
As at December 31, 2023, the Company had 6,366,538 share options outstanding under the Scheme. The exercise in full of the outstanding share options would, under the present capital structure of the Company, result in the issue of 6,366,538 additional ordinary shares of the Company, an additional share capital of $637 and a share premium of $59.4 million (before issue expenses).
As at December 31, 2023, the Company had 6,366,538 share options outstanding under the share option scheme, which represented approximately 1.7% of the Company's shares in issue as at that date.
26. RESTRICTED SHARE UNITS
The Company operates a RSU scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Eligible participants of the Scheme include the Company’s directors, including independent non-executive directors, and employees of any member of the Company. The RSU Scheme became effective on May 26, 2020 and, unless otherwise cancelled or amended, will remain in force. The RSU Scheme has a performance vesting condition and is subject to forfeiture if the participants cannot meet certain performance target set by the board of directors.
The movement in the number of RSUs outstanding for the year ended December 31, 2023, 2022 and 2021 was as follows:

	2023		2022		2021
	Weighted average grant date fair value	Number of RSU	Weighted average grant date fair value	Number of RSU	Weighted average grant date fair value	Number of RSU
	US$ per unit	’000	US$ per unit	’000	US$ per unit	’000
Outstanding at January 1	18.3704	3,386	15.1808	2,601	15.3409	1,113
Granted during the year	29.6040	3,429	20.5695	2,200	15.0120	2,133
Vested during the year	17.7836	(1,455)	15.1354	(915)	15.2420	(349)
Forfeited during the year	21.5612	(411)	17.3746	(500)	14.4913	(296)
Outstanding at December 31	26.0613	4,949	18.3704	3,386	15.1808	2,601
The fair value of the awarded shares was calculated based on the market price of the Company’s shares at the respective grant date.
For the year ended December 31, 2023, the fair value of the RSUs granted during the period was $101.5 million ($29.604 each), of which the Company recognized RSU expense of $36.3 million.
For the year ended December 31, 2022, the fair value of the RSUs granted during the period was $45.3 million ($20.570 each), of which the Company recognized RSU expense of $23.6 million.

For the year ended December 31, 2021, the fair value of the RSUs granted during the period was $32.0 million ($15.012 each), of which the Company recognized RSU expense of $17.8 million.
As at December 31, 2023, the Company had 4,948,956 RSUs outstanding under the RSU Scheme, which represented approximately 1.4% of the Company's ordinary shares in issue as at that date.
27. RESERVES
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
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and reserve funds of the Company’s PRC subsidiaries, totaling $107.3 million and $81.8 million as at December 31, 2023 and 2022, respectively.
28. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
(a)Major non-cash transactions
For the year ended December 31, 2022 and 2021, the Company had non-cash additions to collaboration interest-bearing advanced funding of $130.3 million and $119.7 million which was received through the deduction of other payables to a collaborator. There were no such non-cash additions to the collaboration interest-bearing advanced funding in 2023.
For the year ended December 31, 2023, 2022 and 2021, the Company recorded a non-cash fair value loss of $85.8 million, non-cash fair value gain of $20.9 million, and non-cash fair value loss of $6.2 million of warrant liability, respectively.
For the years ended December 31, 2023, 2022 and 2021, the Company had non-cash additions to right-of-use assets of $26.7 million, $23.2 million and $0.7 million, and lease liabilities of $26.7 million, $23.7 million and $0.7 million, in respect of lease arrangements for buildings, respectively.

For the years ended December 31, 2023, 2022 and 2021, the Group had non-cash additions to collaboration prepaid leases included in the other payables and accruals for the assets leased from the collaboration partner of $16.30 million $26.5 million and $7.6 million, respectively, and had non-cash additions to property, plant and equipment included in other payables and accruals of $6.6 million, $5.1 million and $6.7 million, respectively.

(b)Changes in liabilities arising from financing activities

Lease liabilities
US$’000
At January 1, 2023	23,602
Additions of lease liabilities	26,692
Changes from financing cash flows	(3,755)
Disposal	—
Interest expense	1,394
Interest paid classified as operating cash flows	(1,394)
Foreign exchange movement	805
At December 31, 2023	47,344
At January 1, 2022	2,504
Additions of lease liabilities	23,703
Changes from financing cash flows	(2,596)
Disposal	—
Interest expense	527
Interest paid classified as operating cash flows	(527)
Foreign exchange movement	(9)
At December 31, 2022	23,602
At January 1, 2021	3,373
Additions of lease liabilities	678
Changes from financing cash flows	(1,419)
Disposal	(68)
Interest expense	142
Interest paid classified as operating cash flows	(142)
Foreign exchange movement	(60)
At December 31, 2021	2,504
(c)Total cash outflow for leases
The total cash outflow for leases included in the statement of cash flows is as follows:

	2023	2022	2021
	US$’000	US$’000	US$’000
Within operating activities	1,394	527	142
Within financing activities	3,755	2,596	1,419
Short-term leases	2,338	1,132	182
Total	7,487	4,255	1,743
29. COMMITMENTS AND CONTINGENCIES
(a)Capital commitments
The Company had the following capital commitments at the end of the year:

	2023	2022	2021
	US$’000	US$’000	US$’000
Construction in progress	11,270	22,706	25,897

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
30. RELATED PARTY TRANSACTIONS

Company	Relationship
Genscript Biotech Corporation ("Genscript")	The Company’s most significant shareholder
Nanjing GenScript Biotech Co., Ltd. (formerly named as Nanjing Jinsirui Biotechnology Co., Ltd.)	Controlled by Genscript or its parent, Genscript Corporation
Jiangsu GenScript Biotech Co., Ltd.	Controlled by Genscript or its parent, Genscript Corporation
Genscript USA Incorporated	Controlled by Genscript or its parent, Genscript Corporation
Genscript USA Holdings Inc	Controlled by Genscript or its parent, Genscript Corporation
Genscript Probio USA Inc	Controlled by Genscript or its parent, Genscript Corporation
Nanjing Probio Biotech Co., Ltd.	Controlled by Genscript or its parent, Genscript Corporation
Jiangsu GenScript Probio Biotech Co., Ltd.	Controlled by Genscript or its parent, Genscript Corporation
Genscript Netherlands	Controlled by Genscript or its parent, Genscript Corporation
(a)In addition to the transactions detailed elsewhere in the consolidated financial statements, the Company had the following transactions with related parties during the year:
(i)Licensing of patents to related parties:

	2023	2022	2021
	US$’000	US$’000	US$’000
Nanjing Probio Biotech Co., Ltd.	—	—	3,019
The sale was generated from an exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates.

(ii)Sales of products and sales-based royalties from related parties:

	2023	2022	2021
	US$’000	US$’000	US$’000
Nanjing Probio Biotech Co., Ltd.	179	328	405
The sale was mainly generated from sales-based royalties related to the exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates.
(iii)Purchases from related parties:

	2023	2022	2021
	US$’000	US$’000	US$’000
Nanjing GenScript Biotech Co., Ltd.	4,078	6,174	9,615
Jiangsu GenScript Probio Biotech Co., Ltd	303	1,306	334
Genscript USA Incorporated	473	1,028	786
Genscript USA Holdings Inc	389	380	—
Nanjing Probio Biotech Co., Ltd.	35	237	21
Jiangsu GenScript Biotech Co., Ltd	1	51	146
GenScript Probio USA Inc.	—	8	—
Genscript Netherlands	—	5	6
Total	5,279	9,189	10,908
The transactions were made according to the price and terms agreed with related parties.
(iv)Shared services:
During the years ended December 31, 2023, 2022 and 2021, Nanjing GenScript Biotech Co., Ltd. provided certain accounting, legal, IT and administrative shared services to the Company for a consideration of $0.2 million, $1.6 million and $1.6 million, respectively.
(v)Compensation fee for termination of service agreement:

	2023	2022	2021
	US$’000	US$’000	US$’000
Jiangsu GenScript Biotech Co., Ltd.	—	—	2,666
In May 2021, pursuant to a settlement agreement between the Company and Jiangsu GenScript Biotech Co., Ltd., the Company incurred compensation charges for the termination of a service agreement related to the design and construction of a lab facility.
(vi)Financing from follow-on public offering, net of issuance cost

	2023	2022	2021
	US$’000	US$’000	US$’000
Genscript Biotech Corporation	—	—	84,600
Genscript purchased 4,500,000 ordinary shares, in the form of ADSs issued as part of the follow-on public offering on December 20, 2021, at the same price as these shares issued to the public.

(vii)Lease contract guarantee
In 2018, Legend Ireland entered into a property lease agreement with a third party in Dublin with lease period from 2018 to August 2028. Genscript provided a guarantee on Legend Ireland’s payment obligations under the lease agreement for nil consideration.
(b)Outstanding balances with related parties:
The Company had the following significant balances with its related parties at the end of the year:
(i)Due from related parties

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Trade receivables
Nanjing Probio Biotech Co., Ltd.	41	90

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Other receivables
Nanjing GenScript Biotech Co., Ltd.	22	321
Genscript USA Incorporated	16	16
Jiangsu Genscript Biotech Co., Ltd	—	3
Total	38	340

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Prepayment
Nanjing Probio Biotech Co., Ltd.	237	251
Jiangsu GenScript Probio Biotech Co., Ltd	—	21
Total	237	272
(ii)Due to related parties.

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Trade payables
Nanjing GenScript Biotech Co., Ltd.	265	935
Genscript USA Incorporated	35	134
Jiangsu GenScript Biotech Co., Ltd	—	93
Jiangsu GenScript Probio Biotech Co., Ltd	272	—
Nanjing Probio Biotech Co., Ltd.	—	21
Total	572	1,183

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Other payables
Nanjing GenScript Biotech Co., Ltd.	892	2,435
GenScript USA Incorporated.	—	58
Jiangsu Genscript Biotech Co., Ltd	—	7
Jiangsu Genscript Probio Biotech Co., Ltd	—	4
Nanjing Probio Biotech Co., Limited	—	3
Genscript Netherlands	—	1
Total	892	2,508

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Lease liabilities
Genscript USA Holdings Inc	—	427
Nanjing GenScript Biotech Co., Ltd.	136	205
Total	136	632
Except for lease liabilities with incremental borrowing rates between 5.14% and 7.94% repayable over 5 years, all other related party balances are unsecured and repayable on demand and interest free.
(iii)Compensation of key management personnel of the Company:

	2023	2022	2021
	US$’000	US$’000	US$’000
Equity-settled share-based compensation expense	8,037	3,582	2,907
Short-term employee benefits	2,691	2,170	1,942
Total	10,728	5,752	4,849

31. FINANCIAL INSTRUMENTS BY CATEGORY
The carrying amounts of each of the categories of financial instruments as at the end of each of the reporting periods are as follows:
As at December 31, 2023
Financial assets

	Financial assets at amortized cost	Financial assets at value through profit or loss
	US$’000	US$’000
Trade receivables	100,041	—
Financial assets included in prepayments, other receivables and other assets (note 16)	56,303	—
Financial assets measured at fair value through profit and loss	—	663
Time deposits	34,703	—
Pledged deposits	357	—
Cash and cash equivalents	1,277,713	—
Total	1,469,117	663
Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at fair value
	US$’000	US$’000
Trade payables	20,160	—
Financial liabilities included in other payables and accruals (note 19)	11,944	—
Collaboration interest-bearing advanced funding	281,328	—
Lease liabilities	47,344	—
Total	360,776	—
As at December 31, 2022
Financial assets

	Financial assets at amortized cost	Financial assets at value through profit or loss
	US$’000	US$’000
Trade receivables	90	—
Financial assets included in prepayments, other receivables and other assets (note 16)	43,029	—
Financial assets measured at fair value through profit and loss	—	185,603
Time deposits	54,016	—
Pledged deposits	1,270	—
Cash and cash equivalents	786,031	—
Total	884,436	185,603

Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at fair value
	US$’000	US$’000
Trade payables	32,893	—
Warrant liability	—	67,000
Financial liabilities included in other payables and accruals (note 19)	10,960	—
Collaboration interest-bearing advanced funding	260,932	—
Lease liabilities	23,602	—
Total	328,387	67,000
32. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS
Management has assessed that the fair values of cash and cash equivalents, pledged deposits, time deposits, financial assets included in prepayments, other receivables and other assets, trade receivables, trade payables and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.
The Company’s finance department headed by the Corporate Controller is responsible for determining the policies and procedures for the fair value measurement of financial instruments. The finance department reports directly to the Corporate Controller. At December 31, 2023, the finance department analyzed the movements in the values of financial instruments and determined the major inputs applied in the valuation. The valuation was reviewed and approved by the finance manager. The valuation process and results are discussed with the directors once a year for annual financial reporting.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
The following table illustrates the fair value measurement hierarchy of the Company’s financial instruments:
Asset measured at fair value:

As at December 31, 2023
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through profit or loss	663	—	—	663

Asset measured at fair value:

December 31, 2022
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through profit or loss	185,603	—	—	185,603

Financial assets measured at fair value consists of money market funds.
Liability measured at fair value:

December 31, 2022
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Warrant liability	—	67,000	—	67,000
The following table lists the inputs to the binominal model used for the fair value valuation of warrant liability:

December 31, 2022
Underlying stock price	$24.96
Volatility	62.3%
Risk free rate	3.8%-4.7%
Dividend	0%
During the year ended December 31, 2023 and 2022 there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for both financial assets and financial liabilities.
33. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
The Company’s principal financial instruments comprise cash and cash equivalents, pledged deposits, time deposits, prepayments, other receivables and other assets, and financial liabilities included in other payables and accruals. The main purpose of these financial instruments is to raise finance for the Company’s operations. The Company has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.
The main risks arising from the Company’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The board of directors reviews and agrees policies for managing each of these risks and they are summarized below.
Interest rate risk
As at December 31, 2023, the Company's exposure to the risk of changes in interest rates primarily relates to the Company's Funding Advances with a floating interest rate as disclosed in note 23 to the consolidated financial statements. As at December 31, 2023, management considered that any reasonable changes in the interest rate would not have significant impact on the interest expense from the Funding Advances. Accordingly, no sensitivity analysis for interest rate risk is presented.
Foreign currency risk
The Company has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies. Approximately 5.0% in 2023, 2022 in 0.3% and 2021 in 54% of the Company’s sales were denominated in currencies other than the functional currencies of the operating units making the sale.
As at December 31, 2023, 2022 and 2021, the Company had no outstanding foreign currency forward exchange contract. At present, the Company does not intend to seek to hedge its exposure to foreign exchange fluctuations. However, management constantly monitors the economic situation and the Company’s foreign exchange risk profile and will consider appropriate hedging measures in the future should the need arise.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the Euro ("EUR") and RMB exchange rate against US$, with all other variables held constant, of the Company’s loss before tax (due to changes in the fair values of monetary assets and liabilities).

	Increase/ (decrease) in the rate of foreign currency	Decrease/ (increase) in loss before tax
	%	US$’000
Year ended December 31, 2023
If US$ strengthens against RMB	5	1,300
If US$ weakens against RMB	(5)	(1,300)
If US$ strengthens against EUR	5	(51,887)
If US$ weakens against EUR	(5)	51,887
Year ended December 31, 2022
If US$ strengthens against RMB	5	1,314
If US$ weakens against RMB	(5)	(1,314)
If US$ strengthens against EUR	5	(1,441)
If US$ weakens against EUR	(5)	1,441
Year ended December 31, 2021
If US$ strengthens against RMB	5	1,215
If US$ weakens against RMB	(5)	(1,215)
If US$ strengthens against EUR	5	(3,086)
If US$ weakens against EUR	(5)	3,086
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
The credit risk of the Company’s other financial assets, which comprise cash and cash equivalents, pledged deposits, and other receivables, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments. Further quantitative data in respect of the Company’s exposure to credit risk arising from trade receivables and other receivables are disclosed in notes 15 and 16 to the consolidated financial statements, respectively.
Since the Company trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by debtor. The Company had certain concentrations of credit risk with respect to trade receivables, which are disclosed in note 15 to the consolidated financial statements.
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

The maturity profile of the Company’s financial liabilities as at the end of the reporting period, based on contractual undiscounted payments, is as follows:

As at December 31, 2023
	Less than 1 years	Over 1 years	Total
	US$’000	US$’000	US$’000
Trade payables	20,160	—	20,160
Other payables	11,944	—	11,944
Collaboration interest-bearing advanced funding	—	281,328	281,328
Lease liabilities	4,703	60,088	64,791
Total	36,807	341,416	378,223

As at December 31, 2022
	Less than 1 years	Over 1 years	Total
	US$’000	US$’000	US$’000
Trade payables	32,893	—	32,893
Other payables	10,960	—	10,960
Warrant liability	67,000	—	67,000
Collaboration interest-bearing advanced funding	—	260,932	260,932
Lease liabilities	3,966	23,193	27,159
Total	114,819	284,125	398,944
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
The Company monitors capital using a gearing ratio, which is total liabilities divided by total assets. The gearing ratios as at the end of each year were as follows:

	December 31, 2023	December 31, 2022
	US$’000	US$’000
Total liabilities	597,238	586,651
Total assets	1,848,609	1,330,963
Gearing ratio	32%	44%

34. SUBSEQUENT EVENT
No events have occurred subsequent to December 31, 2023 that could significantly affect these audited financial statements.
35. APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 18, 2024.