Form 20-F
period 2024-12-31
Legend Biotech Corp
filed 2025-03-11
CIK 1801198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
367,298,315 ordinary shares, par value $0.0001 per share, were issued and outstanding as of December 31, 2024
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note-checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
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

This Annual Report contains translations of Renminbi ("RMB") amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. Unless otherwise noted, translations of RMB amounts into U.S. dollars in this Annual Report are made based on an exchange rate of RMB 7.30 to $1.00, which is the exchange rate as of December 31, 2024 as published by the People’s Bank of China.
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
•our ability to achieve specified milestones under our collaboration with Janssen Biotech, Inc., a Johnson & Johnson company ("Janssen") for cilta-cel or under other collaboration and license agreements we have entered into with other third parties;
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
•the impact of United States or foreign laws and regulations on our operations, including the impact of tariffs; and
•the effect of epidemics and pandemics, rising inflation rates, geopolitical tensions, the failure and instability of financial institutions, or other world events' disruptions on our business, including, without limitation, our ability to manage the demand, supply and operational challenges associated with the actual or perceived effects of such disruptions.
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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to further interpretation by PRC regulatory agencies and enforcement by courts. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on governmental policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the Securities and Exchange Commission (the “SEC”) will (i) identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of the position taken by the authority in the foreign jurisdiction and (ii) impose a trading prohibition on the issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 29, 2022, the Consolidated Appropriations Act 2023 was signed into law, which, among other things, amended the HFCA Act to reduce the number of consecutive years an issuer can be identified as a Commission-Identified Issuer before the SEC must impose an initial trading prohibition on the issuer’s securities from three years to two years. Therefore, once an issuer is identified as a Commission-Identified Issuer for two consecutive years, the SEC is required under the HFCA Act to prohibit the trading of the issuer’s securities on a national securities exchange and in the over-the-counter market.

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

Our auditor for the fiscal years ended December 31, 2024, 2023 and 2022 was Ernst & Young LLP, an independent registered public accounting firm, and our audit team was based in Ernst & Young LLP’s office in Iselin, New Jersey. Ernst & Young LLP is headquartered in the United States, registered with the PCAOB, inspected annually by the PCAOB and has never been subject to a determination by the PCAOB under HFCAA that the firm is not subject to inspection or investigation. If this were to change, and Ernst & Young LLP were subject to such determination by the PCAOB, this could result in significant consequences for us or result in the delisting of our securities pursuant to the HFCA Act.

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

Legend Biotech is a holding company with no operations of its own. We conduct our operations through our subsidiaries, including our PRC subsidiaries. If the PRC government deems that any of our business operations carried out by our PRC subsidiaries should be restricted or prohibited from non-PRC investment in the future, we may be required to stop our business operations in the PRC and we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline. As we have incurred net losses and negative cash flow from operations historically, none of our subsidiaries have declared or paid any dividends or distributions to Legend Biotech or any investors as of the date of this Annual Report. Instead, we have primarily relied on upfront and milestone payments and interest-bearing borrowings from Janssen under our collaboration and license agreement (the "Janssen Agreement"), proceeds from public offerings and private placements of equity securities, and capital contributions from GenScript to fund business operations of our operating subsidiaries. All the net cash proceeds we receive from financial activities are first deposited in the bank account of Legend Biotech. The funds deposited into Legend Biotech’s accounts are then transferred through Legend Biotech’s applicable subsidiaries to each operating subsidiary to meet its working capital needs primarily through capital contributions or intercompany loans. For the year ended December 31, 2023, Legend Biotech transferred $1.27 billion through such capital contributions or intercompany loans. For the year ended December 31, 2024, there were no capital contributions or intercompany loans from Legend Biotech to the subsidiaries.
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

Our revenue and expenses are difficult to predict, have varied significantly in the past and will continue to fluctuate significantly in the future due to numerous risks and uncertainties, many of which are beyond our control. As a result, we may not be profitable on a quarterly or annual basis. Our business, results of operations and financial condition could be materially and adversely affected by any of the following material risks:

•We are substantially dependent on the commercial success of CARVYKTI. If we are unable to successfully commercialize CARVYKTI, our business will be materially harmed.
•The manufacture, marketing and sale of CARVYKTI or future products may be unsuccessful or have less success than anticipated.
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
•We expect to continue to invest significant financial and management resources to establish necessary capabilities and infrastructure to support our commercial needs. If we are unable to establish these commercial capabilities, we may be unable to generate sufficient revenue to sustain our business.
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
•Our primary research and development efforts are focused on cell therapies, including autologous chimeric antigen receptor T cell (“CAR-T”) therapies, allogeneic rdT and NK (chimeric antigen receptor natural killer cell (“CAR-NK”) therapies, which are emerging treatments that face significant challenges and hurdles.
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
•Our organizational structure may create significant conflicts of interest.
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

Risks Related to Commercialization of CARVYKTI and Our Other Product Candidates

We are substantially dependent on the commercial success of CARVYKTI. If we are unable to successfully commercialize CARVYKTI, our business will be materially harmed.

We began to commercialize cilta-cel and sell under the name CARVYKTI pursuant to the Janssen Agreement in 2022. Net trade sales for CARVYKTI for the year ended December 31, 2024 were approximately $965.2 million. Our ability to offset our losses and sustain our business, will be largely dependent upon sales of CARVYKTI . Our success as a company is substantially dependent on our ability to continue to increasingly generate revenue from the sales of CARVYKTI, which will depend on many factors, including but not limited to, our and Janssen's ability to:

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

•establish or demonstrate in the medical community the safety and efficacy of CARVYKTI and its potential advantages over, and side effects compared, to existing and future products;

•secure and maintain payor approval of CARVYKTI on acceptable terms;

•offer CARVYKTI at competitive prices as compared to alternative options, and our ability to achieve a suitable profit margin on our sales of CARVYKTI;

•adapt to additional changes to the label for CARVYKTI that could place restrictions on how we market and sell CARVYKTI, including as a result of adverse events that may be observed in other studies;

•obtain adequate and timely supply of CARVYKTI, which may in the future be adversely affected by factors relating to our manufacturing capabilities, global pandemics, epidemics or endemics, geopolitical tension, global supply chain disruptions, failure of financial institutions, rising inflation, tariffs and other world events;

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

•successfully manage the Risk Evaluation and Mitigation Strategy ("REMS") program for CARVYKTI which requires hospitals and clinics dispensing CARVYKTI to be REMS certified to help manage known or potential serious risks associated with the product;

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
We may not be able to successfully establish and maintain manufacturing capabilities and infrastructure to supply our requirements of CARVYKTI and our product candidates for use in clinical trials and for commercial sale, and we may encounter difficulties successfully manufacturing CARVYKTI and our product candidates.

As part of our collaboration with Janssen, we have established a manufacturing facility in the United States which currently produces commercial supply of CARVYKTI for the U.S. and European markets, and we anticipate using this facility to supply other countries if we obtain approvals in such countries. We have also established manufacturing capabilities in Belgium for commercial supply in the EU and U.S. markets, and possibly additional markets. We also have manufacturing facilities in the United States, Belgium and China which are currently supplying cilta-cel for our clinical trials.
In order to meet currently anticipated demand for cilta-cel globally, we are expanding the manufacturing capacity at our current sites and are also engaging third-party contract manufacturing organizations ("CMOs").
Our manufacturing and commercialization strategy is based on establishing a fully integrated vein-to-vein product delivery cycle. Over time, we expect to establish regional or zonal manufacturing hubs to service major markets to meet projected commercial needs. However, we are still in the process of expanding our current manufacturing facilities and pursuing the engagement of CMOs that will allow us to meet anticipated commercial sale quantities.
Our long-term plan is to establish additional manufacturing capacity in the United States and Europe. The implementation of this plan is subject to many risks. For example, the establishment of a cell-therapy manufacturing facility is a complex endeavor requiring knowledgeable individuals. Expanding our internal manufacturing infrastructure will rely upon finding personnel with an appropriate background and training to staff and operate the facility. Should we be unable to find these individuals, we may need to rely on external contractors or train additional personnel to fill the needed roles. There are a small number of individuals with experience in cell therapy and the competition for these individuals is high.

We expect that operating our own commercial cell manufacturing facilities will provide us with enhanced control of material supply for both clinical trials and the commercial market, enable the more rapid implementation of process changes, and allow for better long-term cost margins. However, we have limited experience as a company in designing and operating a commercial manufacturing facility and may never be successful in effectively scaling our manufacturing capability to meet anticipated demand. We may establish additional manufacturing sites as we expand our commercial footprint to multiple geographies, which may lead to regulatory delays or prove costly. Even if we are successful, our manufacturing operations could be affected by cost-overruns, unexpected delays, equipment failures, labor shortages, natural disasters, power failures and numerous other factors, or we may not be successful in establishing sufficient capacity to produce CARVYKTI or any future products in sufficient quantities to meet the requirements for the contemplated launch or to meet potential future demand, all of which could prevent us from realizing the intended benefits of our manufacturing strategy and have a material adverse effect on our business.
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
Additionally, since the T cells used as starting material for our product and product candidates have a limited window of stability following apheresis from a patient, we must establish and employ complex logistical operations, including collecting and shipping, as part of our manufacturing processes. Logistical and shipment delays and problems caused by us, our agents, and other factors not in our control, such as weather, could prevent or delay the delivery of product to patients. If our manufacturing processes fail to perform satisfactorily, we may suffer reputational, operational, and business harm. We also are required to maintain a complex chain of identity and chain of custody with respect to patient material as it moves through the manufacturing process. Failure to maintain chain of identity and chain of custody could result in adverse patient outcomes, loss of product or regulatory action.
In addition, any significant disruption in the supply chain for starting materials necessary for our manufacturing processes could adversely affect our commercialization efforts. We source key materials from third party suppliers. There are a small number of suppliers for certain key materials that are used to manufacture our product and product candidates. We must compete with other market participants for the limited supply of such materials, which may result in increased costs. Moreover, supply chain constraints with respect to such starting materials may impact the execution of our commercialization efforts. Any such supply chain constraints would necessarily limit the commercial benefits that could be achieved from a broader distribution. Our supply chain could be also be adversely affected by geopolitical tensions or government regulations, such as tariffs.

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

To address market demand for CARVYKTI, we and our collaboration partner Janssen have engaged and are continuing to engage and pursue the use of CMOs in order to supplement our clinical and commercial manufacturing capabilities and infrastructure. For example, in April 2023 and March 2024 we and Janssen entered into clinical and commercial supply agreements for BCMA CAR-T product with Novartis Pharmaceuticals Corporation (the “Novartis Supply Agreements”), pursuant to which Novartis agreed to manufacture cilta-cel for our clinical and commercial use to supplement our existing manufacturing capabilities. We may be unable to enter into additional agreements with CMOs on acceptable terms or at all. Any planned use of CMOs with which we and Janssen have engaged or may engage could be delayed as we transfer our manufacturing technology to these CMOs, as these CMOs file for and await regulatory approval to manufacture CARVYKTI, and as these CMOs gain experience with our manufacturing technology and supply requirements. Furthermore, for any CMOs with which we and Janssen have engaged or may engage, production by these CMOs will be subject to the same risks and uncertainties as our manufacture of CARVYKTI. We may have less control over supply when compared with the facilities operated by us and Janssen, and the overall cost of goods for CARVYKTI may be higher as a result of such CMO engagements.
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
The commercial success of CARVYKTI and of any future products will depend in part on the medical community, patients, and third-party or governmental payors accepting new treatments for our targeted indications in general, and CARVYKTI and any future products in particular, as medically useful, cost-effective, and safe. CARVYKTI and any other products that we may bring to the market may not gain or maintain market acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve or sustain an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of CARVYKTI and of any future products will depend on a number of factors, including:
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

Even if we obtain significant market share for a product within an approved indication, because the potential target populations for CARVYKTI and for the product candidates in our pipeline are small, we may never achieve profitability without obtaining marketing approval for additional indications. In the field of cancer, the United States Food & Drug Administration (the "FDA") often approves new therapies initially only for use in patients with relapsed or advanced disease. For example, the FDA’s approval for CARVYKTI indicates that the product is for the treatment of adults with relapsed or refractory multiple myeloma who have received one or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. While we expect to seek approval for CARVYKTI as a first line therapy, there is no guarantee that we will be successful doing so.
Any of these factors may negatively affect our ability to generate revenues from sales of CARVYKTI and any future products and our ability to achieve and maintain profitability. As a consequence, our business may suffer.
Although we are continuing to build out our commercial capabilities, we have limited capabilities for marketing and market access. We expect to invest significant financial and management resources to establish or enhance these capabilities and infrastructure to support our anticipated growth in commercial operations. If we are unable to establish these commercial capabilities and infrastructure or to enter into agreements with third parties to market and sell our product or any future products, we may be unable to generate sufficient revenue to sustain our business.
Although we are continuing to build out our field team as part of our first commercial launch in the United States, we had no previous sales or distribution experience and currently have limited capabilities for marketing and market access. To successfully commercialize CARVYKTI and any other products that may result from our development programs, we will need to develop and enhance these capabilities and further expand our infrastructure to support commercial operations in the United States, Europe and other regions, either on our own or with others. Commercializing autologous CAR-T therapies such as CARVYKTI is resource-intensive and will require substantial investment in commercial capabilities. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without a significant internal team or the support of a third party to perform these functions, including marketing and sales functions, we may be unable to compete successfully against these more established companies.
We currently expect to rely heavily on third parties—primarily, our collaboration partner, Janssen—to market and sell CARVYKTI. If Janssen does not commit sufficient resources to successfully commercialize CARVYKTI , we may be unable to generate sufficient product revenue to sustain our business.
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
Our potential CAR-T cell therapy competitors include:

•companies developing cell therapies targeting BCMA for the treatment of MM, including Allogene Therapeutics, Inc., Arcellx, Inc./Kite, Autolus Therapeutics plc, bluebird bio, Inc., Bristol-Myers Squibb, Co.,

Caribou Biosciences, Inc., CARsgen Therapeutics Holdings Limited, Gracell Biotechnologies/AstraZeneca, IASO Biotechnology, Oricell Therapeutics, Poseida Therapeutics/Roche, and Novartis AG;

•academic medical centers pursuing independent development of BCMA CAR-T technologies; and

•additional companies developing BCMA-targeted therapies for the treatment of MM, including Amgen, Inc., Regeneron Pharmaceuticals, Inc., GSK plc, Bristol-Myers Squibb Co., Innovent, Simcere, Johnson & Johnson (the parent company of Janssen, our collaboration partner for cilta-cel), AbbVie and Pfizer Inc.

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
We currently hold $10 million in product liability insurance coverage in the aggregate, with a per incident limit of $10 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we continue to commercialize CARVYKTI, expand our clinical trials or if we commercialize additional product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to Our Business

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for the foreseeable future.

We have historically incurred substantial net losses, including net losses of $177.0 million and $518.3 million for the years ended December 31, 2024 and 2023, respectively. At December 31, 2024, we had an accumulated deficit of $1,661.7 million. We expect our net losses to continue as a result of:

•our ongoing and planned research and development of cilta-cel for the treatment of relapsed and lenalidomide-refractory multiple myeloma ("RRMM");
•our investment in manufacturing capabilities, including investments in our facilities in the United States and Europe;
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

These net losses have had, and will continue to have, a negative impact on our working capital, total assets and stockholders’ equity. Because of the numerous risks and uncertainties associated with our development and commercialization efforts, we are unable to predict with certainty when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would harm our business, financial condition, results of operations and cash flows.

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

Foreign Exchange Fluctuations May Create Volatility in our Reported Earnings

Our financial results are subject to fluctuations due to foreign exchange rate movements, which can create volatility in our reported earnings. We conduct business in multiple currencies, and as a result, we are exposed to exchange rate fluctuations that may impact our financial statements. Unrealized foreign exchange gains and losses arise from the revaluation of monetary assets and liabilities denominated in foreign currencies, as well as from translation adjustments related to our international operations.

These unrealized gains and losses can significantly impact our net income and financial position, even when there is no underlying economic impact on our cash flows. If exchange rates move unfavorably, we may experience substantial unrealized losses, which could negatively affect our reported earnings and create volatility in our financial performance. Additionally, hedging strategies we employ to mitigate currency risk may not fully offset these exposures, and changes in currency values could result in unexpected financial impacts. For example, for the year ended December 31, 2024, fluctuations in exchange rates caused an unrealized gain of $108.5 million which decreased our reported net loss, while for the year ended December 31, 2023, fluctuations in exchange rates caused an unrealized loss of $28.6 million which increased our reported net loss.

Investors should consider the potential effects of foreign exchange volatility when evaluating our financial results, as such fluctuations may not reflect the underlying operational performance of our business.
Risks Related to the Development of Our Product Candidates
With the exception of CARVYKTI, which was approved by the FDA and has received marketing authorizations from a limited number of additional jurisdictions, all of our product candidates are in clinical development or in preclinical development. If we are unable to continue to advance CARVYKTI and to advance our other product candidates through clinical development, obtain regulatory approval and ultimately successfully commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

While our first product, CARVYKTI, was initially approved by the FDA in February 2022 for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody and has received marketing authorizations from a limited number of additional jurisdictions, our success depends, in part, on our ability to continue to advance the development of CARVYKTI in earlier lines of MM treatment. In April 2024, FDA approved CARVYKTI for the treatment of patients with relapsed or refractory multiple myeloma who have received at least one prior line of therapy, including proteasome inhibitor, and an immunomodulatory agent, and are refractory to lenalidomide. On April 22, 2024, the European Commission also approved CARVYKTI for the treatment of adult patients with relapsed and refractory multiple myeloma who have received at least one prior line of therapy including a proteasome inhibitor ("PI") and an immunomodulatory agent ("IMiD"), have demonstrated disease progression on the last therapy and are refractory to lenalidomide. We also initiated the Phase 3 CARTITUDE-5 clinical trial during August 2021, targeting enrollment at approximately 650 patients, including but not limited to sites in the United States, EU, Canada, Australia, Korea and Japan. This clinical trial has completed enrollment and is comparing treatment with bortezomib, lenalidomide and dexamethasone ("VRd") followed by cilta-cel to treatment of VRd followed by lenalidomide and dexamethasone in newly diagnosed MM patients for whom hematopoietic stem cell transplant is not planned as an initial therapy. Furthermore, a Phase 3 CARTITUDE-6 clinical trial was initiated in October 2023, targeting enrollment at approximately 750 patients, including but not limited to sites in the United States, EU, Australia, Korea, and Israel. This clinical trial will compare treatment with daratumumab, bortezomib, lenalidomide and dexamethasone ("DVRd") followed by cilta-cel to treatment of DVRd followed by autologous stem cell transplant ("ASCT") in newly diagnosed MM patients. There is no assurance that these or any other future clinical trials for cilta-cel will be successful or will generate further positive clinical data, and we may not receive additional marketing approval from the FDA or other regulatory agencies for cilta-cel.

In addition to cilta-cel, we have a broad portfolio of earlier-stage autologous CAR-T product candidates targeting various cancers, including but not limited to Non-Hodgkins Lymphoma ("NHL"), acute lymphoblastic leukemia ("ALL"), gastric cancer, gastroesophageal cancer, pancreatic cancer, colorectal cancer, small cell lung cancer, and large cell neuroendocrine lung cancer. We are also developing allogeneic gamma delta CAR-T and allogeneic CAR-NK product candidates targeting BCMA and various Cluster of Differentiation targets (i.e., CD19, CD20) for MM and NHL, which are currently in investigator-initiated Phase 1 clinical trials in China. Additionally, we are developing each of an allogeneic and autologous CAR-T product candidate for autoimmune diseases, which are in preclinical development and Phase 1 clinical trials, respectively, in China. There is no assurance that these or any other future research and development activities or clinical trials of our product candidates will be successful or will generate positive clinical data, and we may not receive marketing approval from the FDA or other regulatory agencies, for any of our product candidates. There can be no assurance that the FDA will permit the Investigational New Drug ("IND") applications for our product candidates to go into effect in a timely manner or at all. Without an IND, we will not be permitted to conduct clinical trials in the United States.
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
We have concentrated our primary research and development efforts on our CAR-T, gamma delta CAR-T and CAR-NK cell therapies using our expertise in tumor biology and cell programming, and our future success is highly dependent on the successful development and manufacture of our product candidates. With the exception of our first product, CARVYKTI, which was approved by the FDA and which has received marketing authorizations from a limited number of additional jurisdictions, we do not currently have any other approved products. As with other targeted therapies, off-tumor or off-target activity could delay development or require us to reengineer or abandon a particular product candidate. Because cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:
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
Additionally, because our technology involves the genetic modification of patient cells ex vivo, we are subject to additional regulatory challenges and risks, including:
•regulatory requirements governing gene and cell therapy products have changed frequently and may continue to change in the future. To date, only seven CAR-T cell therapy products that involve the genetic modification of patient cells have been approved in the United States and six in the European Union, and six have been approved in China;
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

•failure to obtain approval of the manufacturing processes of our facilities, including due to an inability for regulatory authorities to conduct any required inspections of our facilities, whether due to geopolitical conflict, such as the ongoing international tension and conflict, or travel restrictions;
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

A key element of our strategy is to use our expertise in tumor biology and cell programming and our proprietary and modular cell programming technologies to develop what we believe are safer and more effective CAR-T,and CAR-NK cell therapies. Our focus is on the development of a pipeline of cell therapy product candidates for the treatment of cancers as well as autoimmune diseases and the progression of these product candidates through clinical development. In addition to developing additional product candidates, we intend to develop platform technologies, including manufacturing technologies, armoring strategies and next-generation CAR product candidates. However, we may not be able to develop product candidates that are safe and effective, or which compare favorably with other commercially available alternatives. Even if we are successful in continuing to build our pipeline and developing next-generation product candidates or expanding into solid tumor indications, the potential product candidates that we identify may not be suitable for clinical development, including as a result of lack of safety, lack of tolerability, lack of anti-tumor activity, or other characteristics that indicate that they are unlikely to be products that will receive marketing approval, achieve market acceptance or obtain reimbursements from third-party payors. We cannot provide you any assurance that we will be able to successfully advance any of these additional product candidates through the development process. Our research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development or commercialization for many reasons, including the following:
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
Human clinical trials are difficult to design and implement, in part because they are subject to rigorous regulatory requirements. The design of a clinical trial can determine whether its results will support approval of a product candidate and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. We may be unable to design and execute clinical trials that support regulatory approvals. There is a high failure rate for biologic products proceeding through clinical trials, which may be higher for our product candidates because they are based on new technology and engineered on a patient-by-patient basis. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may experience regulatory delays or rejections as a result of many factors, including changes in regulatory policy during the period of our product candidate development. Any such delays could negatively impact our business, financial condition, results of operations and prospects.
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

While CARVYKTI has been approved by FDA and has received marketing authorizations from a limited number of additional jurisdictions as a second line therapy for patients with MM, there is no guarantee that cilta-cel will be approved for front line therapy, nor is there any guarantee that any of our other product candidates, even if approved, will be approved for earlier lines of therapy. In addition, we may have to conduct additional large randomized clinical trials prior to or post gaining approval for the earlier line of therapy.
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

In the Phase-1 LEGEND-2 clinical trial, CRS was observed in 91.9% of patients, with grade 3 or higher CRS observed in 9.5% of patients. Total CAR-T cell neurotoxicity of any grade was observed in one patient. No grade 3 or higher neurotoxicity events were reported. At a median follow-up of approximately 48 months, there were 34 reported deaths during the Phase 1 LEGEND-2 clinical trial: 28 due to disease progression, one due to CRS and tumor lysis syndrome, one due to pulmonary embolism and potential acute coronary syndrome, one due to respiratory failure associated with subsequent therapy, one due to esophageal carcinoma, and two due to infection. In the Phase 1b/2 CARTITUDE-1 clinical trial, CRS was reported in 95% of patients, with grade 3 or higher CRS observed in 5% of patients. Total CAR-T cell neurotoxicity of any grade was observed in 21.6% of patients, with grade 3 or higher neurotoxicity observed in 12.3% of patients. At a median follow-up of approximately 33 months, there were 35 reported deaths during the Phase 1b/2 CARTITUDE-1 trial: 17 due to disease progression, six due to treatment-related adverse events as assessed by the investigator, and 12 due to adverse events unrelated to treatment. In our Phase 3 CARTITUDE-4 clinical trial, among patients that received cilta-cel at a median follow-up of 15.9 months, CRS of any grade was reported in 76.1% of patients, with grade 3 or grade 4 CRS observed in 1.1% of patients. Neurotoxicity of any grade was observed in 20.5% of patients, with grade 3 or grade 4 neurotoxicity observed in 2.8% of patients. At a median follow-up of approximately 33.6 months, there were 50 reported deaths in the cilta-cel arm: 21 due to disease progression, and 12 due to treatment related adverse events.
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
Additionally, for CARVYKTI or any other of our product candidates that receives marketing approval, if we or others later identify undesirable side effects caused by that product or product candidate, including during any long-term follow-up observation period recommended or required for patients who receive treatment using the product or product candidate or during additional clinical trials or any required REMs program, a number of potentially significant negative consequences could result, including:
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
As of December 31, 2024, we had approximately 2,600 full-time employees. As our development and commercialization plans progress and strategic plans expand and develop, and as we mature as a public company, we expect to need additional managerial, operational, financial and other personnel, including personnel to support our product development and both current and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:
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

If our information technology systems or those third parties with whom we work or our data, are or were compromised, it could result in a significant disruption of our product development programs, expose us to regulatory investigations, give rise to significant liability, subject us to costly and protracted litigation, cause significant reputational harm and interfere with our ability to operate our business effectively.

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

We and the third parties with whom we work are subject to a variety of evolving threats, including but not limited to social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware, (including as a result of advanced persistent threat intrusions), denial-of-service attacks (such as credential stuffing), credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data or other information technology assets, adware, earthquakes, fires, floods, terrorism, war and telecommunication, electrical failures and other similar threats. In particular, the risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. In addition, a breach or disruption of our systems would occur if an intentional or unintentional actions or lack of action by a person inside of our network occurred with authorized access. We cannot anticipate all types of security threats, and we may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including traditional computer “hackers,” threat actors, “hacktivists,” organized criminal threat actors, personnel (such as through theft or misuse), sophisticated nation states, and nation-state-supported actors.

While we have implemented security measures designed to protect against security incidents, there can be no assurance that these measures will be effective. Certain incidents cause interruptions in our operations or a loss of, or damage to, our data or applications, or those of our third-party vendors and other collaborators, contractors and consultants, which could result in a disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information, significant delays or setbacks in our research, or other similar disruptions. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur significant liability, our competitive position could be harmed, our reputation could be damaged, and the further development and commercialization of our product candidates could be delayed.

Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. In addition, certain events that lead to unauthorized access, use, or disclosure of personal information, including sensitive information regarding our customers or employees, would compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information. The costs related to significant security breaches or disruptions could be material and we cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

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

Applicable data privacy and security obligations may require us, or we may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulators, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.
We and the third parties with whom we work are subject to a variety of stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, policies and other obligations related to data privacy and security, and any failure to comply with existing or future laws and regulations related to privacy or data security could lead to government enforcement actions, which could include civil or criminal fines or penalties, private litigation, other liabilities, disruptions of our business operations, reputational harm, and/or adverse publicity. Compliance or the failure to comply with such laws could increase the costs, could limit their use or adoption, and could otherwise negatively affect our operating results and business.

In the ordinary course of business, we collect, receive, store, generate, use, disclose, make accessible, protect, maintain and process, and our third-party vendors, collaborators, contractors and consultants maintain and process on our behalf, personal data, and other sensitive information in connection with our commercialization and development activities and our employees. Our data processing activities subject us to the numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and safety security policies, contractual requirements and other obligations relating to data privacy and security. Any actual or perceived failure by us, our third- party vendors, collaborators, contractors and consultants to comply with applicable data privacy and security obligations could result in government enforcement actions (e.g. investigations, fines , penalties, audits, inspections, and similar actions); litigation (including class-action claims), additional reporting requirements and oversight; bans on processing personal data; orders to destroy or not use personal data; fines; imprisonment of company officials and public censure; claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

Compliance with health-related and data protection laws, along with any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules.

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

The Regulations for the Administration of Network Data Security (the "Network Data Security Regulations") was published by the State Counsel on September 24, 2024 and became effective on January 1, 2025. According to the Network Data Security regulations, a network data processor engaging in network processing activities that affect or may affect national security shall conduct a national security review in accordance with relevant state regulations. If a network data processor needs to provide important data collected or generated during its operations in the PRC outside the country, it shall apply for a security assessment for cross-border data transfer. Network data processors shall identify and declare important data in accordance with relevant state regulations; however, if the relevant local authorities or departments have not notified or publicly announced the data as important data, it is not necessary to apply for a security assessment for the data. In addition, the Network Data Security Regulations reiterates the circumstances under which network data processors may provide personal information abroad.
As of the date of this Annual Report, the rules and implementations of the Measures for Cyber Security Review (2021), the Measures on Security Assessment of Cross-border Transfer of Data, and other related regulations remain limited, and allow for a degree of discretion in the interpretation and enforcement of these laws and regulations. It remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. If existing and future regulations require any clearance of cyber security review and other specific actions to be completed by companies like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to comply with the cyber security and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, or suspension of our non-compliant operations, among other sanctions, which could materially and adversely affect our business and results of operations. We have been making constant efforts to comply with the relevant data protection laws and regulations in the PRC and will endeavor to comply with any update in the applicable laws, regulations or guidelines as issued by any relevant regulatory authorities in the PRC. However, we cannot assure you that we are able to comply with any applicable privacy and data security laws, regulations and guidelines in a timely manner, or at all.

In addition, certain industry-specific laws and regulations affect the collection, use and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (revised and effective as of May 2024), which require approval/filing from the NHC where human genetic resources are involved in any international collaborative project and additional approval, filing and backup for any export or cross-border transfer of the human genetic resources samples or associated data or for providing/offering access of the information on human genetic resources to non-PRC entities and the institutions established or actually controlled thereby. We cannot assure you that we have complied or will be able to comply with all applicable human genetic resources related regulations. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices, potentially resulting in confiscation of human genetic resources samples and associated data and administrative fines. As there are still uncertainties regarding the further enacting of new laws and regulations as well as the revision, interpretation and implementation of those existing laws and regulations, we cannot assure you that we will be able to comply with such regulations in all respects, and we may be ordered to make rectification and terminate any actions that are deemed illegal by the regulatory authorities and become subject to fines and/or other sanctions. As a result, we may be required to suspend our related businesses or face other penalties which may have material adverse effect on our business, operations and financial condition.

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
Further, the California Consumer Privacy Act of 2018 ("CCPA") applies to personal information of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties and allows private litigants affected by certain data breaches to recover significant statutory damages. Although the CCPA exempts some data processed in the context of clinical trials, the CCPA increases compliance costs and potential liability with respect to other personal data we maintain about California residents.

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

Our employees and personnel use generative artificial intelligence (“AI”) technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.
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

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us and the third parties with whom we do business to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties that process personal data on our behalf.
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

Changes in U.S. and international trade policies may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. For example, the U.S. government may impose tariffs on goods imported from the EU, which would have a material effect on our supply chain. As we continue with commercialization of product candidates, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our drug products, the competitive position of our drug products, the hiring of scientists and other research and development personnel, and import or export of raw materials in relation to drug development, or prevent us from selling our drug products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government continues to take retaliatory trade actions due to the recent U.S.-China trade tension or imposes additional tariffs on goods imported from other countries, such as the EU or Canada, such changes could have an adverse effect on our business, financial condition and results of operations and any changes to our operations or our sourcing strategy in order to mitigate any such tariff costs could be complicated, time-consuming and costly.

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
We may rely on third-party contract research organizations ("CROs"), to assist us in the process of filing and supporting applications necessary to gain marketing approvals. In addition, to optimize the launch and market penetration of certain of our future product candidates, we may enter into distribution and marketing agreements with pharmaceutical industry leaders. For these future potentially partnered product candidates, we would not market our products alone once they have obtained marketing authorization. The risks inherent in entry into these contracts are as follows:
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
Furthermore, even though Janssen is required to diligently develop and commercialize cilta-cel, it is possible that Janssen will seek to prioritize other products in its portfolio over cilta-cel, including products that may treat conditions that are the same as or are similar to the conditions for which cilta-cel has either received marketing approval or for which we are conducting research for potential future marketing approvals. The development, manufacture and commercialization of DLL-3 by Novartis will be subject to the same risks and uncertainties described above.

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
We have entered into the Janssen Agreement in respect of the development of cilta-cel. We received an upfront payment of $350.0 million from Janssen in 2018, and an additional $410.0 million in milestone payments through the date of this Annual Report. Janssen may not execute its obligations as planned or may refuse to honor their commitments under the Janssen Agreement. The non-performance of Janssen, early termination of the Janssen Agreement, or our inability to find new or replacement partners may negatively impact our revenue and research and development activities and funding therefore. Should any of these risks materialize, this would have an adverse effect on our business, prospects, financial condition and results of operations.
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

Market acceptance and sales of any pharmaceutical or biological product that we commercialize, if approved, will depend in part on the extent to which coverage and adequate reimbursement for these drugs and related treatments will be available from third-party payors, including government health administration authorities, managed care organizations and other private health insurers. Third-party payors decide which therapies they will pay for and establish reimbursement levels. Commercial payors often rely upon Medicare coverage policy and payment limitations in setting their own coverage and reimbursement policies. However, decisions regarding the extent of coverage and amount of reimbursement to be provided for any product candidates that we develop will be made on a payor-by-payor basis. One third-party payor’s determination to provide coverage for a drug does not assure that other payors will also provide coverage, and adequate reimbursement, for the drug. Additionally, a third-party payor’s decision to provide coverage for a therapy does not imply that an adequate reimbursement rate will be approved. Each third-party payor determines whether or not it will provide coverage for a therapy, what amount it will pay the manufacturer for the therapy, and on what tier of its formulary it will be placed. The position on a third-party payor’s list of covered drugs, or formulary, generally determines the co-payment that a patient will need to make to obtain the therapy and can strongly influence the adoption of such therapy by patients and physicians. Patients who are prescribed treatments for their conditions and providers prescribing such services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Patients are unlikely to use our drugs unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost of our drugs.

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future product candidates that we develop, which could have an adverse effect on our operating results and our overall financial condition.

Further, coverage policies and third-party payor reimbursement rates may change at any time. Therefore, even if favorable coverage and reimbursement status is attained for one or more products for which we receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, the Inflation Reduction Act of 2022 (the "IRA") contains several coverage and reimbursement-related provisions that could significantly impact our business operations and financial performance. For example, the IRA includes price negotiation mechanisms for certain Medicare-covered prescription drugs. If any of our products are subject to these price negotiations, it could result in lower prices for those products, adversely affecting our revenues and profitability. Additionally, the IRA includes inflation-based rebate provisions penalizing price increases that exceed inflation for certain Medicare and Medicaid-covered drugs, which, if applicable, could limit our ability to adjust prices in response to market conditions, potentially impacting our margins.
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

For example, the ACA was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. There have been legal and political challenges to certain aspects of the ACA. For example, on August 16, 2022, the IRA was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the Trump administration will impact the ACA.

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

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, the IRA includes a provision requiring the Secretary of the U.S. Department of Health and Human Services ("HHS") to negotiate prices with drug companies for a small number of single-source brand-name drugs that have been on the market for at least 7 years or biologics that have been on the market for at least 11 years that are covered under Medicare (the “Medicare Drug Price Negotiation Program”). The number of drugs subject to price negotiation will be 10 Part D drugs for 2026, another 15 Part D drugs for 2027, another 15 Part D and Part B drugs for 2028, and another 20 Part D and Part B drugs for 2029 and later years. These drugs will be selected from among the 50 drugs with the highest total Medicare Part D spending and the 50 drugs with the highest total Medicare Part B spending. The law establishes an upper limit for the negotiated price for a given drug or biologic and specifies factors the Secretary of HHS is required to consider when negotiating these upper pricing limits. On August 15, 2024, HHS announced the agreed-upon price of the first ten drugs that were subject to price negotiations, although the Medicare Drug Price Negotiation Program is currently subject to legal challenges. The IRA also imposes rebates under Medicare Part B and Medicare Part D that penalize manufacturers for price increases that outpace inflation. Further, on December 7, 2023, an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act was announced. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework.

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

We cannot predict the likelihood, nature, or extent of health reform initiatives that may arise from future legislation or administrative action, particularly in light of the recent U.S. Presidential and Congressional elections. We expect that healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price of pharmaceutical products. Failure by us or our collaborators to obtain or maintain adequate coverage and reimbursement for any approved products, including CARVYKTI, could materially and adversely affect the revenue or sales of such products.

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

Climate change, environmental sustainability, social initiatives, and the legal, regulatory, or market measures to address these issues may negatively impact our business and operational results.

Climate change, driven by increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere, could pose significant risks to our operations. These risks include adverse impacts on global temperatures, weather patterns, and the frequency and severity of extreme weather events and natural disasters. Natural disasters and extreme weather conditions, such as hurricanes, droughts, sea level rise, and/or flooding, may physically threaten our facilities and disrupt our upstream and downstream supply chains. These threats could lead to issues with the transportation and distribution of our products, difficulties in accessing high-quality raw materials needed for our products, and disruptions at our production facilities.

Additionally,there has been increasing public focus by investors, environmental activists, the media and governmental and nongovernmental organizations on a variety of environmental, social and other sustainability matters. Concerns over these matters may lead to new or additional legal or regulatory requirements aimed at reducing greenhouse gas emissions and mitigating the effects of climate change on the environment, or other requirements related to social-impact measures. If these laws or regulations are more stringent than current obligations, we may face disruptions or increased costs in sourcing, manufacturing, and distributing our products, which could adversely affect our business, operational results, or financial condition.

Furthermore, this emphasis on environmental, social and other sustainability matters has resulted and may result in new reporting requirements. If we fail to comply with new laws, regulations or reporting requirements, our reputation and business could be adversely impacted.
If we or our CROs or CMOs fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We, our CROs, CMOs and other contractors are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations. In addition, in connection with our operations in China, if we are unable to complete all required safety-related procedures in a timely manner, we could be subject to fines and other administrative penalties.
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

Prosecution of our patent portfolio is at a very early stage. Much of our patent portfolio consists of pending priority applications that are not examined, pending applications under the Patent Cooperation Treaty (the "PCT"), or national stage applications that have not reached substantive examination in various key jurisdictions. Neither priority applications nor PCT applications can themselves give rise to issued patents. Rather, protection for the inventions disclosed in these applications must be further pursued by applicable deadlines via applications that are subject to examination. As applicable deadlines for the priority and PCT applications become due, we will need to decide whether and in which countries or jurisdictions to pursue patent protection for the various inventions claimed in these applications, and we will only have the opportunity to pursue and obtain patents in those jurisdictions where we pursue protection.
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

Furthermore, recent changes in patent laws in the United States, may affect the scope, strength, validity and enforceability of our patent rights or the nature of proceedings that may be brought by or against us related to our patent rights. Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the U.S. federal courts, and the U.S. Patent and Trademark Office (the "USPTO"), the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain U.S. patents or to enforce any U.S. patents that we might obtain in the future.
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
Our pending and future patent applications may not result in patents being issued that protect our technology or product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products. Even if our patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection against competing products or processes sufficient to achieve our business objectives, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our patents, should they issue, by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may seek approval to market their own products similar to or otherwise competitive with our products. If we believe that competing products infringe our patents, we may need to defend and/or assert our patent rights, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find our patents invalid and/or unenforceable.
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

A material portion of our research and development operations and our manufacturing facilities for China are located in China, which we believe confers clinical, commercial and regulatory advantages. The pharmaceutical industry in China is subject to comprehensive government regulation and supervision, encompassing the approval, registration, manufacturing, packaging, licensing and marketing of new drugs. See “Item 4.B. Information On The Company—Business Overview—Government Regulation— PRC Regulation” of this Annual Report for a discussion of the regulatory requirements that are applicable to our current business activities in China. For example, approval from the relevant human genetics resources authorities is required in international collaboration projects using China’s human genetic resources except for in certain circumstances stipulated in the HGR Regulation. Due to certain restrictions of practical operations which are beyond our control, we cannot assure you that we have obtained all required approvals under China’s human genetic resources laws and regulations in a timely manner, or at all. We are paying attention to regulatory trends and are in the process of applying for and obtaining such approvals from the relevant regulatory authority. The failure to obtain such approval could cause relevant international collaboration projects to be suspended by governing authorities, may result in fines and other penalties, and also may constitute a breach under our agreements with certain CROs. According to PRC laws and regulations, entities are required to obtain an export certificate from governmental authorities if they plan to transport, mail or carry China’s human genetic resources out of China in projects of international collaboration in scientific research by using China’s human genetic resources. The export certificate for China’s human genetic resources is a requirement of customs formalities. The failure to obtain such export certificate in relevant export activities could cause governmental authorities to suspend such activities, confiscate the human genetic resources illegally collected and preserved and illegal gains, impose fines and restrictions on business activities such entities and their responsible persons, and even may result in criminal liability if relevant export activities constitute a crime. There is no assurance that we can always obtain relevant approvals for the export of China’s human genetic resources out of China.

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

Laws and regulations related to the management of human genetic resources in China are rapidly evolving and the enforcement thereof is likely to remain uncertain for the foreseeable future. On June 10, 1998, the Ministry of Science and Technology ("MOST"), and the Ministry of Health jointly issued the Interim Measures for the Administration of Human Genetic Resources and established the rules for protecting and utilizing human genetic resources ("HGR"), in China. MOST and other regulatory agencies in China have been focused on HGR legislation, and proactively sought opinions from the public on draft regulations. In 2015, MOST issued a Guideline on HGR and reinforced its legislative efforts in HGR administration. In May 2019, the Regulation on Human Genetic Resources Management was put in place. The State Council promulgated the HGR Regulation on June 10, 2019 and it became effective on July 1, 2019. On March 10, 2024, the State Council promulgated the newly revised HGR Regulation (the "HGR Regulation"), which became effective on May 1, 2024. According to the HGR Regulation, NHC is responsible for the management of human genetic resources nationwide.

The HGR Regulation prohibits non-PRC entities or individuals or such entities established or actually controlled thereby, or “Foreign Persons,” from collecting or preserving China HGR in China, or providing China HGR abroad, whereas activities of collection and preservation of organs, tissues and cells for purposes of clinical diagnosis and treatment, service of blood collection and provision, investigation of illegal activities, doping test and funeral service, are required to be conducted in accordance with other relevant laws and regulations. The HGR Regulation permits Foreign Persons’ limited use of China HGR “to carry out scientific research activities,” which must be conducted through collaboration with Chinese scientific research institutions, higher education institutions, medical institutions, or enterprises, collectively, the “Chinese Entities.” Such activities must be approved by NHC, and the application for approval must be filed jointly by the Foreign Person and the relevant Chinese Entity. The only exception to the approval requirement is “international collaboration in clinical trials” that do not involve the outbound transfer of China HGR materials such as organs, tissues, or cells comprising the human genome, genes, or other genetic substances, collectively, China HGR Materials. Such clinical trial collaboration, however, must still be pre-registered with NHC. There remain significant uncertainties as to how provisions of the HGR Regulation might be interpreted and implemented. Short-term storage of samples of laboratory testing by foreign laboratories or foreign-invested laboratories may also be interpreted as preserving China HGR, thus being subjected to NHC application, approval or pre-registration processes.

On October 17, 2020, the SCNPC promulgated the Biosecurity Law of the PRC (the "Biosecurity Law") which was newly revised and became effective on April 26, 2024. The Biosecurity Law, among other things, restates relevant approval or pre-registration requirements of HGR collection, preservation, utilization and external provision, as provided in the HGR Regulation. Moreover, the promulgation of the new law, which takes the form of national law, further demonstrates the commitments of protecting China HGR and safeguarding state biosecurity by the PRC government.

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

Moreover, the PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to further interpretation by PRC regulatory agencies and enforcement by courts. Therefore, it is possible that our existing operations may be found not to be in full compliance with relevant laws and regulations in the future. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

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

PRC governmental authorities may intervene or influence our operations, which could result in a material change in our operations and significantly and adversely impact the value of our ADSs.

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
The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have in the future. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE, by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. As a result, we need to obtain SAFE approval or complete SAFE registration to use cash generated from the operations of our PRC subsidiaries to pay off their respective debt in a currency other than RMB owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than RMB.
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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. In recent years, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund, completed the regular five-year review of the basket of currencies that make up the Special Drawing Right (the "SDR"), and decided that with effect from October 1, 2016, the RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the euro, the Japanese yen and the British pound. Since the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress toward interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.
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
Furthermore, as these foreign exchange and outbound investment related regulations and their interpretation and implementation have been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border investments and transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. We cannot assure you that we have complied or will be able to comply with all applicable foreign exchange and outbound investment related regulations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.
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

We may also decide to finance our PRC subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with the SAMR or its local counterparts. In addition, the PRC government also restricts the convertibility of foreign currencies into RMB and use of the proceeds. On March 30, 2015, SAFE promulgated the Notice on Reforming the Management Method for the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises (“SAFE Circular 19”), which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated the Circular on Reforming and Regulating Policies on the Management of Foreign Exchange Settlement of Capital Accounts (“SAFE Circular 16”), effective on June 9, 2016, which, among other things, amends certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the RMB capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. These circulars may limit our ability and speed to transfer funds to our PRC subsidiaries. On October 23, 2019, SAFE promulgated the Circular to Further Facilitating Cross-border Trade and Investment (“SAFE Circular 28”), which was newly revised on December 4, 2023 and took effect on the same day. SAFE Circular 28 cancels restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises. If a non-investing foreign-funded enterprise makes domestic equity investment with capital funds obtained from foreign exchange settlement, the investee shall undergo registration formalities for accepting domestic reinvestment and open the “capital account - account for settled foreign exchange to be paid” to receive the corresponding funds according to relevant provisions. Despite the restrictions and procedural requirements under these SAFE circulars, our PRC subsidiaries may use RMB funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope, including to fund operational needs, and to make equity investments in domestic companies.
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

Furthermore, the Opinions on Strictly Cracking Down on Illegal Securities Activities issued in July 2021 emphasized the need to strengthen the supervision on listings outside of the PRC by companies with operations in China and provided that the special provisions of the State Council on issuance and listing of shares outside of the PRC by those companies limited by shares will be revised. There are still uncertainties regarding the interpretation and implementation of these Opinions, and further explanations or detailed rules and regulations with respect to these Opinions may be issued in the future which could impose additional requirements on us.

On February 17, 2023, the CSRC released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Overseas Listing Trial Measures”), which came into effect on March 31, 2023. Pursuant to the Overseas Listing Trial Measures, (i) PRC domestic companies that seek to offer or list equity securities overseas, both directly and indirectly, should fulfill the filing procedure and report relevant information to the CSRC. A company outside of the PRC will be deemed to have conducted an indirect offering by a PRC domestic company if it satisfies both of the following conditions: (i) more than 50% of such overseas company’s consolidated revenues, profit, total assets or net assets that are derived from its audited consolidated financial statements for the most recently completed fiscal year are attributable to PRC domestic companies, and (ii) any of the following circumstances applies: (1) key components of its operations are carried out in the PRC; (2) its principal places of business are located in the PRC; or (3) the majority of the senior management members in charge of operation and management are PRC citizens or residents. The determination will be made on the basis of “substance over form.” For a PRC domestic company seeking to indirectly offer and list securities in a market outside of the PRC, such company is required to designate a major domestic operating entity responsible for all filing procedures with the CSRC. For initial public offerings or listings in a market outside of the PRC, the company is required to submit filings with the CSRC within three business days after such application is submitted, and where an issuer conducts follow-on offerings in the same market outside of the PRC where it has previously offered and listed securities, the issuer shall submit filings with the CSRC within three business days after the follow-on offering is completed. If a PRC domestic company fails to complete the filing procedure or conceals any material fact or falsifies any major content in its filing documents, such PRC domestic company may be subject to administrative penalties, such as order to rectify, warnings, or fines. Additionally, its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

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

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Measures for Cybersecurity Review and the Network Data Security Regulations, are required for our offerings outside of the PRC, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offerings outside of the PRC, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offerings outside of the PRC. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offerings outside of the PRC into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities.

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

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (“SAT Public Notice 7”). SAT Public Notice 7 extends its tax jurisdiction to transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clear criteria for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. In October 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source (“SAT Bulletin 37”), which came into effect on December 1, 2017. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of a holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the holding company outside of the PRC if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer other than transfer of shares of ADSs acquired and sold on public markets may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.
We face uncertainties as to the reporting and other implications of certain past and future transactions that involve PRC taxable assets, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is the transferor in such transactions, and may be subject to withholding obligations if our company is the transferee in such transactions, under SAT Public Notice 7 or SAT Bulletin 37, or both.

Our business may be significantly affected by the Foreign Investment Law and the “Negative List”.

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

The latest version of the “negative list,” namely, the Special Management Measures (Negative List) for the Access of Foreign Investment (2024) or the Negative List, which was promulgated by the MOFCOM and the NDRC on September 6, 2024, became effective on November 1, 2024. The Negative List provides that foreign investment is prohibited in the development and application of human stem cell or gene diagnostic and therapeutic technologies.

As of the date of this Annual Report, there has been no official interpretation of the scope of “human stem cell or gene diagnostic and therapeutic technologies” specified in the Negative List and the application of this regulation remains unclear. The Encouraged Industry Catalogue for Foreign Investment (2022) (the “2022 Encouraged Industry Catalogue”), which was promulgated by the MOFCOM and the NDRC, became effective on January 1, 2023, provides that foreign investment is encouraged in the development and production of cell therapy drugs except in areas where foreign investment is prohibited. On December 20, 2024, the NRDC published the Draft Catalog of Industries Encouraging Foreign Investment for public comment. This draft maintains a similar provision, encouraging foreign investment in the research, development, and production of cell therapy drugs, except in areas explicitly prohibited. Further, on November 30, 2021, the China's Center for Drug Evaluation ("CDE") published the Technical Guidelines for Non-clinical Research and Evaluation of Gene Therapy Products (Trial) (the “Technical Guidelines for Gene Therapy Products”), and Technical Guidelines for Non-clinical Research of Gene Modified Cell Therapy Products (Trial) (the “Technical Guidelines for Gene Modified Cell Therapy Products”), which became effective as of the date of promulgation. The Technical Guidelines for Gene Therapy Products provides that it is applicable to gene therapy products other than genetically modified cells therapy products, and genetically modified cells therapy products, such as CAR-T cell therapy products, shall refer to the Technical Guidelines for Gene Modified Cell Therapy Products, which was formulated according to the Technical Guidelines for the Research and Evaluation of Cell Therapy Products (Trial).

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

Our leased property interest may be defective and our right to lease the properties may be challenged, which could cause significant disruption to our business. We may be subject to fines due to the lack of filing of our leases.

In China, we lease certain premises used in our operations from third parties. We cannot guarantee that all lessors can provide us with valid ownership certificates or authorization of sublease for our leased properties. Under the relevant PRC laws and regulations, if the lessors are unable to obtain certificates of title because such properties were built illegally or failed to pass the inspection or other reasons, such lease contracts may be recognized as void and, as a result, we may be required to vacate the relevant properties. In addition, if our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us, or we may be required to vacate the relevant properties if the terms of the new leases are not reached

We believe that under PRC laws, lease agreements are required to be filed with the local housing authorities. However, certain of our lessors have determined that this registration is not mandatory and have refused to cooperate with us to register our leases. Therefore, we have been unable to file our lease agreements with the relevant government authorities. Failure to complete these required filings may expose our landlords, lessors and us to potential monetary fines.
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

At various times during recent years, the United States and China have had significant disagreements over monetary, economic, political, environmental and social issues, and future relations between these two countries may deteriorate.Various Chinese entities, including certain biotechnology companies and CMOs in China, have been or may become, the subject of trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit the ability to work with such entities. Changes in political conditions and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business, operating results and financial condition. Any deterioration in political or trade relations could harm our business. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively do business in the United States and China. For example, a U.S. Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern was issued that seeks to prohibit or restrict specific types of commercial transactions involving “bulk sensitive personal data,” including (1) personal identifiers; (2) personal financial data; (3) personal health data (as defined under HIPAA); (4) precise geolocation data; (5) biometric identifiers; and (6) human genomic data, between U.S. persons and “countries of concern,” including China. If there is no lawful manner for us to transfer such data to China, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as the United States) at significant expense and increased exposure to regulatory actions.
Moreover, any political or trade controversies between the United States and China, whether or not directly related to our business, could cause third parties to be unwilling to do business with us, and investors may be unwilling to hold or buy our ADSs which could cause the trading price of our ADSs to decline. In addition, any adoption of more stringent rules or regulations in China related to monetary, economic, political, environmental or social issues, particularly as those matters relate to relations with the United States, could harm our business, financial condition or prospects.
Risks Related to Our Organizational Structure
Genscript owns a significant percentage of our ordinary shares and is able to exert significant influence over matters subject to shareholder approval.

Genscript is currently our largest shareholder and three of the eleven members of our Board are employees of Genscript. Therefore, Genscript has the ability to exert significant influence through this ownership position. For example, Genscript and its shareholders may be able to significantly influence elections of directors, issuance of equity, including to our employees under equity incentive plans, amendments of our organizational documents, or approval of any merger, amalgamation, sale of assets or other major corporate transaction. Genscript’s interests may not always coincide with our corporate interests or the interests of other shareholders, and it may exercise its voting and other rights in a manner with which you may not agree or that may not be in the best interests of our other shareholders. Further, there may be changes to the management or ownership of Genscript that could impact Genscript’s interests in a way that may not coincide with our corporate interests or the interests of other shareholders. So long as Genscript continues to own a significant amount of our equity, it will continue to be able to exert a significant level of influence over our decisions.
Our organizational and ownership structure may create significant conflicts of interests.
Our organizational and ownership structure involve a number of relationships that may give rise to certain conflicts of interest between us and minority holders of our ADSs, on the one hand, and Genscript and its shareholders, on the other hand. Certain of our directors and employees have equity interests in Genscript and, accordingly, their interests may be aligned with Genscript’s interests, which may not always coincide with our corporate interests or the interests of our other shareholders. Further, our other shareholders may not have visibility into the Genscript ownership of any of our directors or officers, which may change at any time through acquisition, disposition, dilution, or otherwise. Any change in our directors’ or officers’ Genscript ownership could impact the interests of those holders.

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
We currently report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year.
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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by such companies, and the registers of mortgages and charges of such companies). The Registrar of Companies of the Cayman Islands shall make available the list of the names of the current directors of the Company (and where applicable the current alternate directors of the Company) for inspection by any person upon payment of a fee by such person. Our directors have discretion under our Third Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or our shareholders than they would as public shareholders of a company incorporated in the United States or one that was fully subject to the Nasdaq corporate governance rules. For a discussion of significant differences between the provisions of the Companies Act (As Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, please refer to Exhibit 2.4 filed with this Annual Report.
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

Our Third Amended and Restated Memorandum and Articles of Association also contain other provisions that could have an anti-takeover effect, including:
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
Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our initial public offering, follow-on offerings, and other fundraising activities in our business. Based on our operating history and the composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ending December 31, 2024. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will or will not be considered a PFIC in any taxable year, including the current taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending December 31, 2024, and also expresses no opinion with regard to our expectations regarding our PFIC status for the current or future taxable years.
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

The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate. Many of the countries in which we do business are expected to adopt changes to tax laws, including as a result of the Base Erosion and Profit Shifting Project of the Organisation for Economic Co-operation and Development (the “OECD”), Shifting, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. The OECD has published a package of measures for reform as a product of the Base Erosion and Profit Shifting Project, which include the reallocation of global profits of large multinational companies to market jurisdictions based on customer location as well as the introduction of a global minimum tax. Many of the package’s proposed measures require amendments to the domestic tax legislation of various jurisdictions. In the United States, the IRA imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.
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

Our principal executive offices are located at 2101 Cottontail Lane, Somerset, New Jersey 08873, and our phone number is (737) 317-5050. The registered office address of the Company is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Ying Huang, Ph.D., Chief Executive Officer, Legend Biotech Corporation, 2101 Cottontail Lane, Somerset, New Jersey 08873.
Our capital expenditures for the years ended December 31, 2024, 2023, and 2022 amounted to $64.6 million, $104.0 million, and $70.3 million, respectively. These expenditures primarily consisted of property, plant and equipment and intangible assets. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditures in 2025 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made in the United States, EU and China, where our principal manufacturing and research and development facilities are currently located.
The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and can be accessed at www.sec.gov. We maintain a corporate website at www.legendbiotech.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this Annual Report.
B.Business Overview

We are a global biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 2,600 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel ("cilta-cel" or "LCAR- B38M" for purposes of our LEGEND-2 trial), is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen, for the treatment of multiple myeloma (“MM”). Clinical trial results achieved to date demonstrate that cilta-cel is the first CAR-T cell therapy to demonstrate overall survival benefit when compared to standard therapies in patients with RRMM with a manageable safety profile.

On February 28, 2022, cilta-cel was approved by the FDA under the trademark CARVYKTI for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. In April 2024, FDA approved CARVYKTI for the treatment of patients with RRMM who have received at least one prior line of therapy, including proteasome inhibitor, and an immunomodulatory agent, and are refractory to lenalidomide. We have established a sales, marketing and operational infrastructure to support the commercialization of CARVYKTI in the United States. On May 25, 2022, the European Commission granted conditional marketing authorization of CARVYKTI for the treatment of adults with RRMM who have received at least three prior therapies, including a proteasome inhibitor (“PI”), IMiD and an anti-CD38 antibody, and have demonstrated disease progression on the last therapy. On September 26, 2022, Japan’s Ministry of Health, Labour and Welfare approved CARVYKTI for the treatment of adults with RRMM, limited to cases meeting both of the following conditions: (1) patients have no history of CAR-positive T cell infusion therapy targeting B-cell maturation antigen (“BCMA”); and (2) patients who have received three or more lines of therapies, including an immunomodulatory agent, a proteasome inhibitor and an anti-CD38 monoclonal antibody, and in whom multiple myeloma has not responded to or has relapsed following the most recent therapy. In 2024, the European Commission granted approval of CARVYKTI for the treatment of adult patients with RRMM who have received at least one prior line of therapy including a PI and an IMiD, have demonstrated disease progression on the last therapy and are refractory to lenalidomide.

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

Our lead product, cilta-cel, is an autologous CAR-T cell therapy that targets the BCMA, which is a highly expressed protein in a number of hematologic malignancies including MM. Autologous cells refer to the patient’s own cells. Following the FDA’s approval of CARVYKTI, we are continuing to develop cilta-cel for potential further improvements in the treatment of MM. MM is a highly aggressive disease representing approximately 10% of all hematologic malignancies and 20% of deaths of hematologic malignancies worldwide. The American Cancer Society projects that 35,780 new cases of MM and 12,540 deaths will occur in the United States in 2024. Worldwide, there were an estimated 187,952 new cases of MM in 2022. Therefore, we believe there is a high unmet need for a therapy that provides an improved efficacy profile for a prolonged period of time.

We believe that cilta-cel has the potential to transform the treatment of MM. Following the results from our Phase 1 clinical trial in China, which we refer to as LEGEND-2, we are conducting a Phase 2 registrational trial of cilta-cel in RRMM patients in China, which we refer to as CARTIFAN-1. Based on available data from CARTIFAN-1, we submitted an NDA to CDE, in December 2022. In August 2024, cilta-cel received NMPA approval for the treatment of adults with RRMM who previously received treatment with three or more lines of therapy, including one or more proteasome inhibitors and one immunomodulatory agent.

In addition to the trials we are conducting to support our initial regulatory submissions, we are conducting multiple clinical trials to evaluate cilta-cel as an earlier line of therapy for MM. In November 2019, we and our strategic partner Janssen began enrolling an aggregate of approximately 160 patients in a Phase 2 multicohort trial of cilta-cel in the United States, EU, Israel and Saudi Arabia, which we refer to as CARTITUDE-2, in patients with MM in various clinical settings such as in early relapse patients or as a front-line therapy. Based on those results, we intend to explore expanding our investigation in those patient populations to potentially support regulatory approval submissions upon the agreement of regulatory agencies. In addition, the Phase 3 CARTITUDE-4 clinical trial, which includes approximately 400 patients in the United States, Europe, Australia, Japan, the Republic of Korea and Israel, completed enrollment during October 2021. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in Revlimid-refractory MM. On January 27, 2023 we announced that CARTITUDE-4 met its primary endpoint of showing a statistically significant improvement in PFS compared to standard therapy at the study’s first pre-specified interim analysis. These results were published in the New England Journal of Medicine. At a median follow-up of 15.9 months, the median progression free survival was not reached in the cilta-cel group and was 11.8 months in the standard-care group (hazard ratio, 0.26; 95% confidence interval 0.18 to 0.38; P<0.001). The trial has been unblinded following the recommendation of an independent data monitoring committee. Additionally, at a median follow-up of 33.6 months, a prespecified OS analysis demonstrated that cilta-cel significantly improved OS compared to standard care and demonstrated consistent OS benefit across prespecified subgroups. Furthermore, we initiated the Phase 3 CARTITUDE-5 clinical trial during August 2021, and completed enrollment in 2024, including sites in the United States, Europe, Canada, Australia, Korea and Japan. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in newly diagnosed MM patients for whom hematopoietic stem cell transplant is not planned as an initial therapy. Through a collaboration with the European Myeloma Network, we and Janssen initiated a Phase 3 CARTITUDE-6 clinical trial in October 2023, targeting enrollment at approximately 750 patients, including, but not limited to, sites in EU, Australia, Korea, and Israel. This clinical trial will compare treatment with cilta-cel to treatment of ASCT in newly diagnosed MM patients.

We have established a global collaboration with Janssen for cilta-cel, pursuant to which we share equally the development, production and commercialization costs and profits or losses in all areas other than mainland China, Hong Kong, Macau and Taiwan, ("Greater China"), where we assume 70% of development, production and commercialization costs and retain or bear 70% of pre-tax profits or losses. We received an upfront payment of $350.0 million from Janssen in 2018, and an additional $410.0 million in milestone payments through December 31, 2024.

In addition to cilta-cel, we have a broad portfolio of earlier-stage autologous CAR-T product candidates targeting various cancers, including NHL, ALL, gastric cancer, gastroesophageal junction cancer, esophageal cancer, pancreatic cancer, colorectal cancer, small cell lung cancer, and non-small cell lung cancer. We are also developing allogeneic gamma delta CAR-T and allogeneic CAR-NK product candidates targeting BCMA and various Cluster of Differentiation targets (i.e., CD19, CD20) for MM and NHL, which are currently in investigator-initiated Phase 1 clinical trials in China. Additionally, we are developing an allogeneic CAR-T product candidate targeting CD19/BCMA, and an autologous CAR-

T product candidate targeting CD19/CD20/CD22 for autoimmune which are in preclinical development and phase 1 clinical trials in china. Our pipeline of product candidates is summarized below.

Our Pipeline

Global | US | China

CARVYKTI (ciltacabtagene autoleucel) Cilta-cel Clinical Studies

BCMA-directed autologous therapy

PHASE 1	PHASE 2			PHASE 3		
LEGEND-2† RRMM NCT03090659	CARTIFAN-1* RRMM NCT03758417	CARTITUDE-1* RRMM NCT03548207	CARTITUDE-2* MM NCT04133636	CARTITUDE-4* RRMM 1-3 Prior Lines NCT04181827	CARTITUDE-5* NDMM Transplant Not Intended NCT04923893	CARTITUDE-6* NDMM Transplant Eligible NCT05257083

Johnson&Johnson

Additional Pipeline Assets

	PRECLINICAL	PHASE 1					
Autologous Therapies		AUTOIMMUNE† (CD19 X CD20 X CD22)	NHL† /ALL† (CD19 X CD20 X CD22)	MM† (CD19 X GPRC5D), (GPRC5D)	COLORECTAL† (GCC)	SCLC & LCNEC‡# (DLL3) NOVARTIS	GASTRIC & PANCREATIC‡ (CLAUDIN 18.2)
Allogeneic Therapies	AUTOIMMUNE (CD19 X BCMA)	NHL† (CD20) CAR-αβ T	NHL† (CD19 X CD20) CAR-γδ T	MM† (BCMA) CAR-γδ T	MM† (BCMA) CAR-NK		

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. †Phase 1 investigator-initiated trial in China. ‡IND applications have been cleared by the U.S. FDA. #Subject to an exclusive license agreement with Novartis Pharma AG.
The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.
INDICATIONS: ALL: acute lymphoblastic leukemia; LCNEC: large cell neuroendocrine carcinoma; MM: multiple myeloma; NDMM: newly diagnosed multiple myeloma; NHL: non-Hodgkin lymphoma; RRMM: relapsed or refractory multiple myeloma; SCLC: small cell lung cancer
TARGETS: BCMA: B-cell maturation antigen; DLL3: delta-like ligand 3; GCC: guanylyl cyclase C; GPRC5D: G-protein coupled receptor, family C, group 5, member D

1

LEGEND BIOTECH

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

We are led by Ying Huang, Ph.D., our Chief Executive Officer and a member of our Board of Directors, who was most recently a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc., and earlier in his career, he was a Principal Scientist at Schering-Plough (now Merck). We have assembled a management team with broad experience in biopharmaceutical drug discovery, development and commercialization.
Our Strategy

Our goal is to become a worldwide leader in cell therapy, advancing the treatment of cancers. Our strategy to achieve this goal is as follows:

•Advance cilta-cel through registrational trials and obtain approval for the treatment of MM globally. We believe we have demonstrated that cilta-cel can deliver deep and durable anti-tumor responses, resulting in increased survival in RRMM patients. During 2022, cilta-cel received approval from the FDA, conditional approval from the European Commission, and approval from Japan’s Ministry of Health, Labour and Welfare. While these approvals were for later-stage patients, we intend to aggressively pursue clinical development of cilta-cel in MM including in earlier-stage patients and potentially as front-line therapy. In 2024, the FDA and European Commission further approved cilta-cel for RRMM patients who received at least one prior line of therapy.

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

•Maintain and expand our global leadership in the cell therapy field. We believe we are a leading company in the cell therapy field, and we intend to continue to expand our global presence in order to provide access to our products, if approved, to patients around the world. We plan to continue to recruit leading talent across regions to be able to leverage our efficient and cost-effective clinical development strategy in China and to expand our suite of technologies that we believe enables us to take a systematic approach to rapidly developing improved cell therapies. We are conducting clinical pivotal trials for cilta-cel designed to support further regulatory approvals in the major markets of the United States, Europe, China and Japan. We also intend to establish a global commercial team to support our product sales.

•Expand our manufacturing capabilities. Our manufacturing facility in the United States that we operate with Janssen currently supplies CARVYKTI for mainly the United States, Latin America and the EU markets, and we anticipate using the facility to supply other countries if we obtain approvals in such countries. Cilta-cel for our clinical trials is currently supplied by our U.S. facility, one of our Belgium facilities and our facility in China. One of our Belgian facilities is currently manufacturing CARVYKTI for the EU market. We intend to further expand the commercial-scale manufacturing capacities at our U.S. and EU facilities for commercial supply in the EU and U.S. markets, and possibly additional markets. Moreover, with Janssen, we have engaged, and are continuing to engage and pursue the use of third party CMOs to supplement our clinical and commercial capabilities and infrastructure, including the Novartis Supply Agreements.
•Establish ourselves as a preferred global partner. Our global network and strategy facilitates accelerated clinical proof-of-concept for pipeline candidates. We believe our global collaboration with Janssen for the development and commercialization of cilta-cel is a testament to our potential as a preferred global partner.
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

CAR-T cells, the most common engineered ACTs are genetically modified cells that express chimeric antigen receptors that recognize and bind to antigens on a patient’s tumors, resulting in their activation to target cancer cells for destruction. Other immune cell types can be engineered to express CAR constructs as well, including NK cells. Synthetic CAR receptors combine the specificity of a monoclonal antibody with cytotoxic and immune surveillance functions of a T cell and bind to extracellular antigens of cell-surface proteins overexpressed by cancer cells, thus enabling major histocompatibility complex-independent T cell activation. CAR-T cell therapy has emerged as a revolutionary therapy for certain patients with certain hematologic cancers. In 2017, the FDA approved the first two CAR-T cell therapies after these products demonstrated strong efficacy in select relapsed or refractory B cell malignancies. There are a total of six CAR-T cell therapies approved today, including anti-BCMA CAR-T for multiple myeloma developed by Legend and Janssen. CAR-T cell therapies are now an established treatment for patients with relapsed and/or refractory B cell lymphomas, B cell acute lymphoblastic leukemia and multiple myeloma. See “Item 4. Information on the Company—B. Business Overview—Competition.”

Challenges in Developing Cell Therapies

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

•Designing an optimal CAR construct: The properties of the CAR construct are crucial to the overall success of CAR-T and CAR-NK cell therapy. The affinity and flexibility of the antigen binding domain(s) are important in enhanced tumor-specific recognition, and co-stimulation during cell activation regulates metabolism, survival and functions of T cells. A common side effect with CAR-T and CAR-NK cell therapy is excessive cell activation when encountering its target antigen. Such over activation can result in CRS, a life threatening condition caused by high levels of inflammatory cytokines. Therefore, designing an optimal CAR construct requires a balance between efficacy and safety.

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
Our Approach

We have built our company around overcoming the challenges associated with cell therapy development through deploying our fully-integrated, global cell therapy capabilities including in-house expertise on early-stage discovery, efficient clinical translation, manufacturing and commercialization to bring our pipeline of next-generation product candidates to patients. We are leveraging our in-house antibody generation, coupled with our CAR-T and CAR-NK specific functional screening capability, to add one or multiple binding sites on immune cells. We seek to bridge the gap between discovery research and patient treatments by leveraging our long-term relationships with clinicians in China and their expertise to conduct investigator-initiated clinical trials in top-tier hospitals in China to rapidly advance product candidates to patient populations with large unmet needs. To satisfy anticipated commercial demand in various geographies, we have manufacturing facilities in the United States and Belgium for commercial supply in the EU and U.S. markets, and possible additional markets. We will, moreover, continue to evaluate the use of third party CMOs to assist us in meeting commercial demand. Furthermore, we will seek to make our products, if approved, widely available to cancer patients globally, including in the United States, Europe and Asia. Taken together, we believe that our fully integrated approach will enable us to rapidly expand the use of cell therapies to meet the significant unmet need among patients.

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

In-house antibody and CAR screening capability

There is considerable variability in cell therapies’ ability to specifically recognize and kill tumor cells. Many earlier product candidates developed by others have relied on in-licensed antibodies, which may not be specifically designed for cell therapy application. In contrast, we have developed a high-throughput screening technology that allows us to identify antibody fragments that have the most desirable properties and thus allows us to optimize antigen-binding domains and linkers for specific CAR constructs. This allows us to repeatedly select and prioritize CAR constructs that are most likely to target the tumor cells of interest with high potency while sparing normal cells. We have demonstrated in our preclinical research and early clinical investigations that appropriate selection of the antigen-binding domain is an important determinant of overall anti-tumor activity. We also believe that our in-house antibody generation, coupled with our cell therapy specific functional screening capability, helps us expand our internal pipeline programs and keep pace with the rapidly evolving cell therapy development landscape.

Multiple antibody development platforms and multi-specific binding approaches

To maximize the possibility of identifying the best binder for a given target in cell therapy application, we have multiple in-house antibody development platforms, including single domain antibodies derived from llama and mice and fully human antibodies.

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
We are one of the most advanced companies in developing cell therapies in China, having received NDA clearance for anti-BCMA CAR-T cell therapy for the treatment of RRMM. We have built a strong, global research team of over 300 researchers who identify potential cellular targets and create and assess a broad portfolio of product candidates. Establishing this expertise has attracted the leading investigators and partners within China.
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
Clinical and Commercial Stage Manufacturing Expertise

We have assembled a clinical, manufacturing and commercial (“CMC”), team with extensive CAR-T process development and commercialization experience, many of whom have direct experience with commercial launch and manufacturing supply of marketed CAR-T products. We have cGMP, compliant manufacturing facilities in the United States, Belgium and China that supply the clinical material for our trials for our pipeline programs, and our facilities located in the United States and Belgium also manufacture for commercial supply in the U.S. and EU markets.
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

In collaboration with Janssen, we are currently conducting a Phase 2 trial of cilta-cel in RRMM patients in China (CARTIFAN-1) and completed a Phase 1b/2 trial in RRMM patients in the United States and Japan (CARTITUDE-1). The CARTITUDE-1 Phase 1b/2 registrational trial has completed enrollment. For the Phase 1b portion of the CARTITUDE-1 trial, the primary endpoint was to characterize safety and establish the recommended Phase 2 dose and, for the Phase 2 portion, the primary endpoint was to evaluate efficacy by ORR. Secondary endpoints included efficacy, duration of and timing to response, progression-free survival, overall survival, pharmacokinetic and pharmacodynamic markers, and presence of anti-JNJ-4528 antibodies. In the United States, 97 patients were treated with cilta-cel in the combined Phase 1b/2 CARTITUDE-1 trial. At a median follow-up of 27.7 months (data as of January 11, 2022), the overall response rate was 97.9% with a sCR rate of 82.5%. At study closeout (median follow-up of 33.4 months; data as of October, 14, 2022), the median DOR was 33.9 months. The median PFS was 34.9 months for all patients and 38.2 months for patients with a complete response (CR) or better. The PFS rates for all patients at 30 months and 36 months were 54.2% and 47.5%, respectively. Median OS was not reached and an estimated 62.9% of patients were alive at the 3-year follow-up. At the 27.7 month median follow-up, the most common hematologic adverse events observed were neutropenia (95.9%), anemia (81.4%), thrombocytopenia (79.4%), leukopenia (61.9%) and lymphopenia (53.6%). With respect to adverse events of special interest, no new events of CRS were reported since the median approximate 1-year follow-up. One new case of signs and symptoms of parkinsonism, previously termed movement and neurocognitive treatment-emergent AEs, was observed at the 27.7-month median follow-up. At a median follow-up of 33.4 months, there were no new neurotoxicity events were reported since the 27.7 month follow-up. A total of 26 second primary malignancies (“SPMs”) were reported during the study in 20 patients. Four new patients developed six new cases of SPMs since the 27.7 month median follow-up, including two cases of basal cell carcinoma, and one case each of myelodysplastic syndrome, B-cell lymphoma, melanoma, and prostate cancer. A total of 35 deaths occurred during the study with 17 due to progressive disease, 12 deaths due to adverse events unrelated to treatment, and six deaths due to adverse events related to treatment.
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

Completed Clinical Results LEGEND-2 (China)

LEGEND-2 is a first-in-human investigator-initiated Phase 1 study in China to evaluate the safety of LCAR-B38M CAR-T cells as well as provide initial proof-of-concept efficacy in patients with relapsed or refractory multiple myeloma. Patient enrollment in this study began in 2016 and accrued a total of 74 patients across four academic sites in China. Data from the four academic sites was previously reported in a 2022 Journal of Hematology & Oncology publication, and most recently at the 2023 American Society of Clinical Oncology Annual Meeting. At a median follow-up of 65.4 months, the overall median mPFS was 18 months with a 5-year PFS rate of 21.70%. The median OS was 55.8 months with a 5-year OS rate of 49.11%. In this study, LCAR-B38M displayed a safety profile that was generally consistent with other safety reports of BCMA-targeting CAR-T therapies. CRS and cytopenias were the most observed AEs in this study and no new CAR-T cell related toxicities were reported since the 48-month follow-up.
Ongoing Clinical Development

We obtained approval to conduct confirmatory clinical trial, CARTIFAN-1, through multiple centers in China in March 2018. Following the submission of an IND, which was cleared by the FDA in May 2018, we and Janssen are conducting the CARTITUDE-1, CARTITUDE-2, CARTITUDE-4, CARTITUDE-5 and CARTITUDE-6 (in collaboration with the European Myeloma Network (the “EMN”) trials.
CARTIFAN-1 (China)

We are enrolling RRMM patients in a pivotal Phase 2 trial, which we refer to as CARTIFAN-1, involving 11 sites in China. The primary endpoint of this trial is ORR. In December 2022, we submitted a cilta-cel NDA to CDE in China based on available data from CARTIFAN-1.
CARTITUDE-1 (United States and Japan)

Together with Janssen, we have completed enrollment of patients in a Phase 1b/2 clinical trial of cilta-cel, across 17 sites in the United States and four sites in Japan and 97 patients had been dosed in the Phase 1b/2 trial in the United States. These 97 patients had failed a median of six prior lines of therapies (with a range of 3-18 prior lines of therapies). All patients were exposed to immunomodulatory drugs, proteasome inhibitors and anti-CD38 therapies, and 99% of patients were refractory to last line of therapy. For the Phase 1b portion of the CARTITUDE-1 trial, the primary endpoint was to characterize safety and establish the dose and for the Phase 2 portion, the primary endpoint was to evaluate efficacy by ORR. Secondary endpoints included efficacy, duration of and timing to response, progression-free survival, overall survival, pharmacokinetic and pharmacodynamic markers, and presence of anti-JNJ-4528 antibodies. For the CARTITUDE-1 trial, patients received cilta-cel infusion following apheresis and lymphodepletion with cyclophosphamide and fludarabine daily for three days. The median administered dose of cilta-cel was 0.71 x 106 CAR+ viable T cells/kg (range 0.51 – 0.95 x 106).

We have completed enrolling patients in the Phase 2 portion of the CARTITUDE-1 trial and the latest results from the combined Phase 1b/2 CARTITUDE-1 study were presented the 2023 ASCO Annual Meeting.

At a median follow-up of 27.7 months, 97 patients with RRMM continued to show a high ORR of 97.9%, with 82.5% of patients achieving a sCR. At a median follow-up of 33.4 months (data as of October 14, 2022), median DOR was 33.9 months. The median PFS for all patients and patients with CR or better was 34.9 months and 38.2 months, respectively. The PFS rates for all patients at 30 months and 36 months were 54.2% and 47.5%, respectively. Median OS was not reached, and an estimated 62.9% of patients were alive at the 3-year follow-up. At the 27.7 month median follow-up, the most common hematologic adverse events of any grade were neutropenia (95.9%), anemia (81.4%), thrombocytopenia (79.4%), leukopenia (61.9%) and lymphopenia (53.6%). One new case of signs and symptoms of parkinsonism, previously termed movement and neurocognitive treatment-emergent AEs, was observed at the 27.7-month median follow-up and the longer-term data showed no new neurotoxicity events since the 27.7-month follow-up. At study close out (median 33.4 months follow-up) a total of 26 second primary malignancies (SPMs) were reported in 20 patients. Four new patients developed six new cases of SPMs since the 27.7 month median follow-up, including two cases of basal cell carcinoma, and one case each of myelodysplastic syndrome, B-cell lymphoma, melanoma, and prostate cancer. A total of 35 deaths occurred during the study with 17 due to progressive disease, 12 deaths due to adverse events unrelated to treatment, and six deaths due to adverse events related to treatment.

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

The expansion subgroup of Cohort A (n=23) evaluated cilta-el manufactured with a commercial process. At a median follow-up of 15.6 months, the ORR was 90.9% with 68.2% of patients achieving CR or better and 63.6% of patients achieving sCR. At the 10-5 threshold, 73% of patients who received cilta-cel within the target dose range achieved MRD negativity in addition to all MRD-evaluable patients achieving MRD-negativity. Median PFS and median OS were not reached. All patients experienced grade 3 or 4 hematologic TEAEs. CRS of any grade was reported in all patients with no grade 3 or 4 CRS events. The median time to onset and recovery of any grade CRS was 8 days and 4 days, respectively. Any grade ICANS was reported in 17.4% (4.3% grade 3 or 4) with no events of other neurotoxicities or MNTs/Parkinsonism.

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

* Presented by J Hillengass at the 65th American Society of Hematology (ASH) Annual Meeting; December 9–12, 2023; San Diego, CA, USA

*Presented by AD Cohen at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting; May 31–June 4, 2024; Chicago, IL, USA & Virtual

*Presented by AD Cohen at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting; May 31–June 4, 2024; Chicago, IL, USA & Virtual

Cohort C of the trial evaluated the efficacy and safety of cilta-cel in 20 patients with prior exposure to a PI, IMiD, mAb, and non-cellular BCMA-targeting therapy including an ADC or BsAb. As of June 2022 (median follow-up was 18 months), ORR was 60% for the full cohort of ADC and BsAb exposed patients, which included 55% of patients achieving VGPR or better. Median duration of response was 12.3 months and median PFS was 9.1 months for the full cohort. Of the 10 patients with MRD-evaluable samples at 10-5 threshold, seven (70%) patients were MRD negative. The hematologic TEAEs that were observed included neutropenia, thrombocytopenia, anemia, lymphopenia and leukopenia. CRS occurred in 12 (60%) patients, and ICANS occurred in four patients. No cases of movement and neurocognitive treatment emergent AEs MNTs/parkinsonism were observed.

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

    *Presented by Cohen et al at the 64th American Society of Hematology (ASH) Annual Meeting; December 10–13, 2022; New Orleans, LA, USA

Cohort D of the CARTITUDE-2 trial evaluated the efficacy and safety of cilta-cel ± lenalidomide maintenance in patients with multiple myeloma who had <CR to frontline autologous stem cell transplant. Seventeen patients were included a median follow-up of 22.4 months (range, 4.7-39.3). Per protocol, the initial five patients did not receive lenalidomide maintenance post cilta-cel and the subsequent 12 patients initiated continued lenalidomide maintenance post-cilta-cel. A lenalidomide maintenance dose of 10mg daily was administered upon adequate hematologic recovery. The ORR was 94.1% (16/17). with a sCR and CR, of 88.2% and 5.9% respectively. Median times to first response, best response, and ≥CR were 1.3 months. 1.9 months, and 1.7 months respectively. Overall MRD negativity rates at the 10-5 threshold was 70.6%, and 80% among the 15 MRD-evaluable patients. Median DOR was not reached and the 18-month DOR rate was 93.3%. The 18-months PFS and OS rates were both 93.8% . All patients experienced any grade TEAE with grade 3 and grade 4 TEAE in 100% of patients. Any grade infections were reported in 70.6 percent of patients including 29.4% of patients with grade 3 or 4 infections. One event of prolonged neutropenia was reported for a patient with lenalidomide maintenance. Five events of prolonded lymphopenia was reported including two patients without lenalidomide maintenance and three patients with lenalidomide maintenance. One event of prolonged thrombovytopenia was reported in a patient with lenalidomide maintenance. Four patients that received lenalidomide maintenance and one patients that did not received lenalidomide maintenance, experienced grade 3 or 4 infections. One case of grade 3 myleodysplastic syndrome with an onset on day 353 was reported and there were no deaths dues to TEAEs. CRS of any grade was reported in 14% of patients with no patients experience grade 3 or 4 CRS. The median time to CRS onset and duration was 8 days and 2.5 days, respectively. One patient experienced any grade ICANS with a median time to onset and duration of seven days and one day, respectively. Other neurotoxicity events of any grade was reported in six patients with one grade 3 or 4 event. No cases of MNTs/parkinsonism were reported.

CARTITUDE-4 (Australia, Austria, Belgium, Denmark, France, Germany, Italy, Israel, Japan, Republic of Korea, Netherlands, Poland, Spain, Sweden, United Kingdom, United States)

We and Janssen are conducting a 400 patient, randomized, open-label Phase 3 trial of cilta-cel in Revlimid-refractory MM patients who received one to three prior lines of therapy, which we refer to as CARTITUDE-4. Patients were randomized 1:1 to receive standard of care (investigator choice between pomalidomide/ bortezomib/dexamethasone or daratumumab/pomalidomide/dexamethasone) or be treated with a single administration of cilta-cel. The primary endpoint of this trial is progression free survival. On January 27, 2023 we announced CARTITUDE-4 met its primary endpoint of showing a statistically significant improvement in PFS compared to standard therapy at the study’s first pre-

specified interim analysis. The trial has been unblinded following the recommendation of an independent data monitoring committee.

At a median follow-up of 15.9 months (data as of November 1, 2022), the median PFS was not reached in the cilta-cel arm (n= 208) and was 11.8 months in the standard care arm (n=211), with a HR of 0.26 (95% CI, 0.18-0.38) and P<0.0001. The 12-month PFS rates for the cilta-arm and standard care arm was 76% and 49%, respectively. In the cilta-cel arm, the ORR was 84.6% and 73.1% of patients had a CR or better. The median DOR was not reached with a 12-month DOR rate of 84.7%. MRD negativity was observed in 60.6% of patients in the cilta-cel arm. Among the 176 patients that received cilta-cel as study treatment, the ORR was 99.4% and 86.4% of patients had a CR or better. The 12-month PFS rate was 90% and 72% of patients were MRD negative and the 10-5 threshold. Patients in the standard care arm had a median DOR of 16.6 months with a 12-month DOR rate of 63.0%. MRD negativity was observed in 15.6% of patients in the standard care arm. Hematologic adverse events of any grade for both the cilta-cel and standard care arms included neutropenia (89.9% vs 85.1%), anemia (54.3% vs 26.0%), thrombocytopenia (54.3% vs. 31.3%), and lymphopenia (22.1% vs 13.9%). Deaths due to treatment-emergent adverse events were reported in 10 patients in the cilta-cel arm and five patients in the standard-care arm. Among the 176 patients that received cilta-cel as study treatment, any grade CRS was reported in 76.1% of patients (1.1% grade 3/4). Neurotoxicity of any grade was reported in 20.5% of patients (2.8% grade 3/4). Additional neurotoxicity events of any grade included ICANS in eight (4.5%) patients, cranial nerve palsy in 16 (9.1%) patients, peripheral neuropathy in five (2.8%) patients, and movement and neurocognitive treatment-emergent adverse events in one (0.6%) patient.

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

*Presented by Dhakal et al.at the2023 American Society of Clinical Oncology (ASCO) Annual Meeting; June 2-6, 2023, Chicago, IL, USE & Virtual

At a median follow-up of 33.6 months (data as of May 1, 2024), cilta-cel demonstrated significantly improved overall survival compared to standard care therapies of PVd or DPd [HR (95% CI): 0.55 (0.39–0.79); P=0.0009]. The 30-months OS rate was 76.4% for the cilta-cel arm compared to 63.8% for the standard care arm. Cilta-cel demonstrated a consistent reduction in risk of death across prespecified subgroups and maintained significant improved in PFS [HR (95% CI): 0.29

(0.22–0.39); P<0.0001]. An ~70% reduction in the risk of progression or death was observed with cilta-cel compared to standard therapies and mPFS had not been reached. The 30-months PFS rate was 59.4% for cilta-cel compared to 25.7% for standard care arm. A consistent PFS benefit was observed for cilta-cel across all prespecified subgroups. With additional follow-up, cilta-cel demonstrated high ORR and sCR/CR rates with increased rates of deep responses. Median DOR was not reached for the cilta-cel arm compared to 18.7 months in the standard care arm. Rates of MRD-negativity were higher in the cilta-cel arm compared to standard care with more than 2-fold higher at the 10-5 threshold and more than 4-fold at 10-6. Quality of life was evaluated and cilta-cel demonstrated improvement in quality of life by significantly extending time to symptom worsening [HR (95% CI): 0.38 (0.24–0.61); P<0.0001]. At a median follow-up of 34 months, the safety profile of cilta-cel was consistent with previous reports with both arms experiencing grade 3/4 treatment-emergent adverse events around 97% and there being no new cases of cranial nerve palsy or movement and neurocognitive treatment-emergent adverse event. Second primary malignancies were reported in 27 (13%) patients in the cilta-cel arm and 24 (11.5%) patients in the standard care arm. Infections of any grade was reported in 63.5% (28.4% grade 3/4) in the cilta-cel arm and 76.4% (29.8% grade 3/4) in the standard care-arm. Deaths were reported in 50 patients in the cilta-cel arm and 82 patients in the standard care arm.

Long-Term CARTITUDE-4 Update (34 Months): Cilta-cel Significantly Improved Overall Survival

Median follow-up 33.6 months
30-month OS
76.4%
Cilta-cel
63.8%
SOC
% alive
100
80
60
40
20
0
HR (95% CI): 0.55 (0.39–0.79); P=0.0009a,b
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45
Months

No. at risk																
Cilta-cel	208	201	190	183	175	173	171	167	163	159	146	93	44	24	9	0
SOC	211	207	196	184	173	163	154	147	137	133	127	71	35	13	4	0

First CAR-T to demonstrate overall survival benefit in multiple myeloma

[a]Log-rank test. *P*-value, 0.0009, crossed the prespecified boundary of 0.0108 as implemented by the Kim-DeMets spending function with parameter=2. [b]Hazard ratio and 95% CI from a Cox proportional hazards model with treatment as the sole explanatory variable.
CAR, chimeric antigen receptor; cilta-cel, ciltacabtagene autoleucel; HR, hazard ratio; OS, overall survival; SOC, standard of care.

Presented by M-V Mateos at the 21st International Myeloma Society (IMS) Annual Meeting; September 25–28, 2024; Rio de Janeiro, Brazil

Long-Term CARTITUDE-4 Update (34 Months): Safety Profile Consistent With Previous Analysis

Infections	Cilta-cel (n=208)	SOC (n=208)
Treatment-emergent infections, %		
All grade	63.5	76.4
Grade 3/4	28.4	29.8
Deaths due to TE- and non-TE infections, n	16	19
In first year, n	13	8
In second year, n	2	8

Cause of death	Cilta-cel (n=208)	SOC (n=208)
Deaths, n	**50**	**82**
Due to progressive disease	21	51
Due to TEAE	12	8

- **Both arms had grade 3/4 TEAE around 97%; most frequently cytopenia**

SPM	Cilta-cel (n=208)	SOC (n=208)
SPMs, n (%)	**27 (13.0)**	**24 (11.5)**
Hematologic[a]	7 (3.4)	1 (0.5)
MDS, n	4	0
Progressed to AML, n	2	–
AML, n	1	0
Peripheral T-cell lymphoma, n	2	0
EBV-associated lymphoma, n	0	1
Cutaneous/non-invasive[a]	15 (7.2)	15 (7.2)
Non-cutaneous/invasive[a]	6 (2.9)	8 (3.8)

- **No new cases of cranial nerve palsy or MNT for the cilta-cel arm since the previous report[1]**

[a]Multiple SPMs could occur in the same patient.
AML, acute myeloid lymphoma; cilta-cel, ciltacabtagene autoleucel; CNP, cranial nerve palsy; EBV, Epstein-Barr virus; MDS, myelodysplastic syndrome; MNT, movement and neurocognitive treatment-emergent adverse event; TE, treatment-emergent; TEAE, treatment-emergent adverse event; SOC, standard of care; SPM, second primary malignancy.

1. San-Miguel J, et al. *N Engl J Med* 2023;389:335-47.

15

Presented by M-V Mateos at the 21st International Myeloma Society (IMS) Annual Meeting; September 25–28, 2024; Rio de Janeiro, Brazil

Data on MRD negativity for the CARTITUDE-4 study was presented at the 2024 ASH Annual Meeting with a median follow-up of 33.6 months. Overall MRD negativity rates were significantly higher (P<0.0001) for patients in the cilta-cel arm versus standard therapies, at both the 10-5 and 10-6 thresholds. A significant difference was observed for both the ITT population and those evaluated for MRD negativity. Of the MRD evaluated patients, 69% achieved MRD negativity by day 56 at the 10-5 threshold, increasing to 86% by 6 months after cilta-cel infusion. A subgroup analysis demonstrated that cilta-cel increased overall MRD-negativity rates versus standard therapies at the 10-5 threshold. Among patients evaluated for MRD negativity, 82% of patients in the cilta-cel arm had overall MRD-Negative ≥CR versus 25.2% in the standard care am (OR, 12.3; P<0.0001). Sustained (≥12 Months) MRD-negative ≥CR was observed in 51.7% of patients in the cilta-cel arm versus 9.7% in the standard care arm. The patients with sustained MRD-negative ≥CR demonstrated 30-months PFS and OS rates of 93.2% and 97.3%, respectively.

CARTITUDE-4: Overall MRD-Negative ≥CR (10^{-5}) and Sustained (≥12 Months) MRD-Negative ≥CR (10^{-5})

OR: 12.3
P<0.0001
Patients, %
100
80
60
40
20
0
82.1
25.2
Cilta-cel (n=145)
SOC (n=103)
Evaluable for MRD[c]
PD/SST/death after MRD neg ≥CR
Require additional sample confirmation[d]
Sustained MRD neg ≥CR
82.1
19.3
11.0
51.7
Sustained[b]
25.2
5.8
9.7
9.7
Sustained[b]
Cilta-cel (n=145)
SOC (n=103)
Evaluable for MRD[c]

At the data cut-off, more than 50% of evaluable patients in the cilta-cel arm achieved sustained (≥12 months) MRD-negative ≥CR, compared with <10% of patients in the SOC arm

[a]Overall MRD-negative ≥CR was defined as the proportion of patients achieving MRD negativity within 3 months of achieving ≥CR post randomization and prior to disease progression or initiation of subsequent antimyeloma therapy. [b]Achievement of MRD-negative and CR status in succession and confirmed by at least 1 year apart without MRD-positive status or disease progression or subsequent antimyeloma therapy in between. [c]Evaluable samples were those that passed calibration and QC and included sufficient cells for evaluation at the respective testing threshold. [d]1 patient in the cilta-cel arm and 2 patients in the SOC arm had an MRD-positive result but did not have PD at data cutoff. Cilta-cel, ciltacabtagene autoleucel; CR, complete response; ITT, intent-to-treat; MRD, minimal residual disease; OR, odds ratio; PD, progressive disease; QC, quality control; SOC, standard of care; SST, subsequent systemic therapy.

11

Presented by R Popat at the 66th American Society of Hematology (ASH) Annual Meeting; December 7–10, 2024; San Diego, CA, USA

CARTITUDE-4: Survival Outcomes in Patients With Sustained MRD-Negative ≥CR Post Cilta-cel

30-month PFS rate
Patients, % (95% CI)
100
80
60
40
20
0
93.2
46.8
Sustained (≥12 months) MRD-negative ≥CR (n=75)
MRD-positive/missing/ non-evaluable (n=79)

30-month OS rate
Patients, % (95% CI)
100
80
60
40
20
0
97.3
64.6
Sustained (≥12 months) MRD-negative ≥CR (n=75)
MRD-positive/missing/ non-evaluable (n=79)

30-month PFS and OS rates were >93% in patients with sustained (≥12 months) MRD-negative ≥CR[a]

[a]Achievement of MRD-negative and CR status in succession and confirmed by at least 1 year apart without MRD-positive status or disease progression or subsequent antimyeloma therapy in between.
cilta-cel, ciltacabtagene autoleucel; CR, complete response; MRD, minimal residual disease; OS, overall survival; PFS, progression-free survival.

12

Presented by R Popat at the 66th American Society of Hematology (ASH) Annual Meeting; December 7–10, 2024; San Diego, CA, USA

CARTITUDE-5 (Argentina, Australia, Austria, Belgium, Brazil, Canada, Czechia, Denmark, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Israel, Japan, Republic of Korea, Netherlands, Norway, Poland, Portugal, Russian Federation, Spain, Sweden, Switzerland, United Kingdom, United States)

We and Janssen are conducting a randomized, open-label, global, multicenter, Phase 3 trial in patients with newly diagnosed MM, which we refer to as CARTITUDE-5. Patients are randomized 1:1 to receive standard of care with VRd induction followed by lenalidomide (Revlimid), and dexamethasone maintenance or VRd induction followed by a single administration of cilta-cel (no maintenance). The trial completed enrollment in July 2024 and the primary endpoint of this trial is progression free survival.

CARTITUDE-6 (Australia, Belgium, Czechia, Greece, Israel, Italy, Japan, Republic of Korea, Netherlands, Norway, Spain, Switzerland, Sweden, the United States and the United Kingdom)

Through a collaboration with the EMN, we and Janssen have initiated a 750 patient, randomized, open-label, global, multicenter, Phase 3 trial in patients with newly diagnosed MM, comparing treatment with cilta-cel to treatment with autologous stem cell transplant. This study is known as EMN028, and we refer to it as CARTITUDE-6. The dual primary end-points of the trial are PFS and sustained MRD-negative CR for at least 12 months, determined by next-generation sequencing ( at least 10-5 threshold).

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

Other Ongoing Phase 1 Clinical Trials in the United States

During November 2022, we announced that FDA had cleared our IND application to proceed with the clinical development of LB2102, an investigational, autologous CAR-T therapy for the treatment of adult patients with extensive stage small cell lung cancer (“SCLC”). LB2102 is designed to selectively target DLL-3, a ligand that is highly restricted to various malignancies, including SCLC, large cell neuroendocrine carcinoma (“LCNEC”), certain other neuroendocrine tumors and some prostate cancers. DLL-3 has also been linked to tumor growth, migration and invasion. The Phase 1, first-in-human, open-label clinical study is designed to evaluate the safety and preliminary efficacy of LB2102 in subjects with extensive stage SCLC and patients with LCNEC, as well as to determine the recommended dose for Phase 2. In June 2023, the FDA granted orphan designation for LB2102 for treatment of SCLC. This study is currently enrolling in the United States.

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

Autologous CAR-T Product Candidate Clinical Development

We are evaluating an autologous CAR-T therapy targeting CD19, CD20, and CD22 in a Phase 1 single-arm, open label investigator-initiated trial in patients with relapsed and refractory B-cell lymphoma in China. We are evaluating an autologous CAR-T therapy targeting CD19, CD20, and CD22 in a Phase 1 single-arm, open label investigator-initiated trial in patients with relapsed and refractory B-cell acute lymphocytic leukemia. We are evaluating an autologous CAR-T therapy targeting CD19, CD20, and CD22 in an Early Phase 1 single-arm, open label investigator-initiated trial in patients with autoimmune disease in China.

We are also evaluating an autologous CAR-T therapy targeting CD19 and G protein-coupled receptor class C group 5 member D (GPRC5D) in a Phase 1 single-arm, open label investigator-initiated trial in patients with relapsed and refractory multiple myeloma in China. We are evaluating an autologous CAR-T therapy targeting GPRC5D in a Phase 1 single-arm, open label investigator-initiated trial in patients with relapsed and refractory multiple myeloma in China.

Finally, we are evaluating an autologous CAR-T therapy targeting Guanylyl Cyclase C ("GCC") in a Phase 1 single-arm, open label investigator-initiated trial in patients with colorectal cancers.

Allogeneic CAR-T and CAR-NK Product Candidate Clinical Development

We are evaluating the following allogenic CAR-T and CAR-NK product candidates:

•an allogenic gamma delta (γδ) T cell product candidate targeting BCMA in a Phase 1, single-arm, open-label investigator initiated trial in patients with RRMM;

•an allogenic CAR-NK cell product candidate targeting BCMA in a Phase 1, single-arm, open-label investigator initiated trial in patients with RRMM;

•an allogeneic gamma delta (γδ) T cell product candidates targeting CD19 and CD20 in Phase 1, single-arm, open-label investigator initiated trials in patients with relapsed or refractory B-cell non-Hodgkin lymphoma; and

•an allogeneic alpha beta (αβ) T cell product candidates targeting CD20 in a Phase 1, single-arm, open-label investigator initiated trial in patients with relapsed or refractory B-cell non-Hodgkin lymphoma.

Collaboration and License Agreements

Collaboration and License Agreement with Janssen Biotech, Inc.

In December 2017, we entered into the Janssen Agreement for the worldwide development and commercialization of cilta-cel.
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
In consideration for the licenses and other rights granted to Janssen, Janssen paid us an upfront fee of $350.0 million and we were eligible to receive up to an additional $1.35 billion in milestone payments from Janssen. Of the $1.35 billion, we may not receive up to $250 million due to mutually agreed upon modifications to our clinical development plan that resulted in the decision to not conduct certain trials as originally planned. We have previously received the following milestone payments:

•$25 million, $30 million, and $30 million in January 2019, September 2019 and January 2020, respectively, upon the dosing of a specified numbers of patients in our CARTITUDE-1 clinical trial;

•a milestone payment of $25 million in September 2019 for the receipt of a response data readout from a specified number of patients in our CARTITUDE-1 clinical trial showing an ORR of at least 50%;

•a milestone payment of $75 million in January 2021 in connection with the completion of the pre-BLA meeting with the FDA, for the first marketing approval application in the United States for cilta-cel;

•a milestone payment of $15 million in July 2021 in connection with the acceptance of a submission of a Marketing Authorization to the EMA;

•milestone payments of $50 million during February 2022 in connection with the submission of an NDA to the PMDA in Japan and the enrollment of a specified numbers of patients in our CARTITUDE-5 clinical trial,;

•a milestone payment of $50 million during April 2022 in connection with the receipt of a commercialization approval for cilta-cel in the United States;

•a milestone payment of $15 million during August 2023 in connection with the acceptance of a submission of a Type II variation application to the EMA;

•a milestone payment of $20 million during September 2023 in connection with the acceptance of a submission of a supplemental BLA to the FDA;
•a milestone payment of $45 million during May 2024 in connection with the FDA's approval of CARVYKTI's label expansion to treat 2L+MM; and

•a milestone payment of $30 million during June 2024.

Additionally, under the Janssen Agreement, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones, up to $210 million for the achievement of specified net trade sales milestones, and up to an additional $605 million for the achievement of specified future development and regulatory milestones.

Furthermore, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may, at any time in our discretion, voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of December 31, 2024, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $51.2 million, respectively.

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

In connection with the Janssen Agreement, we entered into the Interim Product Supply Agreement dated as of February 28, 2022 (the “IPSA”) pursuant to which we will supply cilta-cel to Janssen for clinical and commercial use worldwide (excluding Greater China). Under the IPSA, Janssen pays us a transfer price for supplied product based on the total costs necessary to produce and supply such product. Ultimately, however, the cost for commercial supply and clinical supply of product are shared equally by us and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Janssen Agreement. The IPSA will remain in effect until June 30, 2025 or such alternate date determined by the joint manufacturing committee (the “JMC”) that has been established under the Janssen Agreement. The IPSA will also terminate if the Janssen Agreement expires or is terminated. We expect to enter into a product supply agreement with Janssen that will replace the IPSA.

Novartis License Agreement

In November 2023, our wholly owned subsidiary, Legend Biotech Ireland Limited (“Legend Ireland” and together with the Company, the “Legend Entities”), entered into the Novartis License Agreement with Novartis Pharma AG

(“Novartis”), pursuant to which the Legend Entities granted Novartis an exclusive worldwide license under certain intellectual property rights controlled by the Legend Entities in order to develop, manufacture, commercialize and otherwise exploit certain CAR-T cell therapies targeting DLL-3, including our existing autologous CAR-T cell therapy candidate which we refers to as “LB2102” (the “Licensed Products”).

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

For specified periods of time and subject to certain exceptions, (i) neither we nor Novartis will be permitted to conduct outside of the Novartis License Agreement clinical trial or commercialization activities for certain competing CAR-T cell therapies that are directed to DLL-3 and (ii) Legend will not be permitted to conduct outside of the Novartis License clinical trial activities for in vivo CAR-T cell therapies that are directed to DLL-3.

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

The Novartis License Agreement contains customary representations, warranties, covenants, and terms governing the prosecution and enforcement of certain intellectual property.

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

We have sought patent protection in the United States and internationally for our clinical candidates and platform technologies. As of December 31, 2024, we own 109 issued patents and 500 pending patent applications around the world covering our development platforms, commercial product, clinical products, and preclinical products. Such applications may not result in issued patents and, even if patents do issue, such patents may not be in a form that will provide us with meaningful protection for our products. We also rely on trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection.
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

In some instances, we submit patent applications directly with the USPTO or other patent offices around the world including the Chinese patent office ("CNIPA") as provisional or priority patent applications. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional or priority application filing date. While we intend to timely file non-provisional patent applications relating to our provisional or priority patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.

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
Company-Owned Intellectual Property

We own one published PCT application filed in August 2016 and one published PCT application filed in August 2017 relating to the cilta-cel BCMA product candidate. A total of 122 national phase applications from both these PCTs were filed broadly to acquire patent coverage in a variety of jurisdictions, including in the United States, Greater China (mainland China and Hong Kong), Yemen, Saudi Arabia, Qatar, Oman, Bahrain, Egypt, United Arab Emirates, Europe, South Korea, Brazil, Canada, Chile, Colombia, Costa Rica, Eurasian, Israel, India, Japan, Mexico, Philippines, Ukraine, Vietnam, Malaysia, South Africa, Singapore, Australia and New Zealand. As of December 31, 2024, we have obtained 56 granted patents regarding to cilta-cel (including three U.S. patents, two European patents, two Chinese patents, four Australian patents, three Japanese patents, one South Korean patent, two Canadian patents and two South African patents). If issued, composition of matter claims issuing from these applications are projected to expire in 2036 and 2037.

Regarding cilta-cel BCMA-targeting CAR-T cell therapy for multiple myeloma, we own one PCT application filed in December 2021, one PCT application filed in May 2022, one PCT application filed in November 2022, one PCT application filed in February 2023, one PCT application filed in November 2023, one PCT application filed in February 2024, one provisional application in the US in February 2024, one provisional application in the US in March 2024 and one PCT application filed in April 2024. The PCT applications filed in December 2021,May 2022, November 2022, May 2022, February 2023 have entered national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. Janssen is our co-applicant for these applications. If issued, treatment method claims issuing from these applications are projected to expire in 2041, 2042, 2043, 2044 and 2045.

Regarding our Claudin 18.2 product candidate, we own one PCT application filed in 2020, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. If issued, composition of matter claims issuing from this application are projected to expire in 2040.

Regarding our CD19/CD20/CD22 product candidate, we own four PCT applications filed in July 2021, which have entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan, and one provisional patent application filed in January 2024. If issued, composition of matter claims issuing from these applications are projected to expire in 2041, treatment method claims issuing from the application are projected to expire in 2045.

Regarding our GPC-3 product candidate, we own one PCT patent application filed in February 2020, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. If issued, composition of matter claims issuing from these applications are projected to expire in 2040.

Regarding our DLL-3 product candidate, we own one PCT patent application filed in July 2020, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. If issued, composition of matter claims issuing from these applications are projected to expire in 2040.

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

Regarding our GCC product candidate, we own one PCT patent application filed in September 2023. If issued, composition of matter claims issuing from these applications are projected to expire in 2043.

Regarding our CD19×CD20 γδ T product candidate, we own one PCT patent application filed in September 2024. If issued, composition of matter claims issuing from these applications are projected to expire in 2044.

Regarding our GPRC5D×CD19 product candidate, we own one PCT patent application filed in November 2024, and one provisional patent application filed in July 2024. If issued, composition of matter claims issuing from these applications are projected to expire in 2044 and 2045.

Regarding our CD19×BCMA product candidate, we own one provisional patent application filed in November 2024, and one provisional patent application filed in December 2024. If issued, composition of matter claims issuing from these applications are projected to expire in 2045.

Regarding our CD20 NHL product candidate, we own one PCT patent application filed in July 2019, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan, and one PCT patent application filed in August 2020, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan, and one PCT patent application filed in January 2024, and one PCT patent application filed in July 2024. If issued, composition of matter claims issuing from these applications are projected to expire in 2039, 2040, 2044 and 2044.
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

Our manufacturing facility in the United States that we operate with Janssen currently supplies CARVYKTI for mainly the United States, Latin America and the EU markets, and we anticipate using such facility to supply other countries if we obtain approvals in such countries. Cilta-cel for our clinical trials is currently supplied by our U.S. facility, one of our Belgium facilities and our facility in China. One of our Belgian facilities is currently manufacturing commercial supply for EU market. We intend to further expand the commercial-scale manufacturing capacities at our U.S. and EU facilities for commercial supply in the EU and U.S. markets, and possibly additional markets. Moreover, with Janssen, we have engaged and are continuing to engage and pursue the use of third-party CMOs to supplement our manufacturing facilities for clinical and commercial supply, including the Novartis Supply Agreements.
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

Novartis' Kymriah is approved for the treatment of children and young adults with ALL that is refractory or has relapsed at least twice and for adults with relapsed or refractory diffuse large B cell lymphoma ("DLBCL"). Kite's Yescarta is approved for the treatment of adult patients with relapsed or refractory large B-cell lymphoma as well as follicular lymphoma. Kite's Tecartus is indicated for adult patients with relapsed or refractory mantle cell lymphoma ("MCL") or adult patients with relapsed or refractory B-cell precursor ALL. Bristol-Myers Squibb's anti-CD19 CAR-T therapy, Breyanzi ("liso-cel"), as well as anti-BCMA CAR-T therapy, Abecma ("ide-cel"), in collaboration with bluebird bio, are also marketed CAR-T products.
Due to the promising therapeutic effect of cell therapies in clinical trials, we anticipate increasing competition from existing and new companies developing these therapies.
Our potential CAR-T cell therapy competitors include:
•companies developing cell therapies targeting BCMA for the treatment of MM, including Allogene Therapeutics, Inc., Arcellx, Inc./Kite, Autolus Therapeutics plc, bluebird bio, Inc., Bristol-Myers Squibb, Co., Caribou Biosciences, Inc., CARsgen Therapeutics Holdings Limited, Gracell Biotechnologies/AstraZeneca, IASO Biotechnology, Oricell Therapeutics, Poseida Therapeutics/Roche, Novartis AG;

•academic medical centers pursuing independent development of BCMA CAR-T technologies; and

•additional companies developing BCMA-targeted therapies for the treatment of MM, including Amgen, Inc., Regeneron Pharmaceuticals, Inc., GSK plc, Bristol-Myers Squibb Co., Innovent, Simcere, Johnson & Johnson (the parent company of Janssen, our collaboration partner for cilta-cel), AbbVie and Pfizer Inc.
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
•satisfactory completion of an FDA pre-approval inspection of the manufacturing facility or facilities at which the proposed product is produced to assess compliance with cGMP and to assure that the facilities, methods and controls are adequate to preserve the biological product’s continued safety, purity and potency, and of selected clinical investigation sites to assess compliance with GCP regulations; and
•FDA review and approval of the BLA to permit commercial marketing of the product for particular indications for use in the United States.
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
Biosimilars and Reference Product Exclusivity

The ACA, signed into law in 2010, includes the BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-approved reference biological product.

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
Other Healthcare Laws and Compliance Requirements

Pharmaceutical companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such laws include, without limitation:
•the U.S. federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, receiving, offering or paying remuneration, to induce, or in return for, either the referral of an individual for, or the purchase or recommendation of an item or service for which payment may be made, directly or indirectly, under any federal healthcare program;
•federal civil and criminal false claims laws, including the civil False Claims Act, which prohibits, among other things, presenting, or causing to be presented, false or fraudulent claims for payment or approval to the federal government, including federal healthcare programs, and its criminal equivalent;
•the Civil Monetary Penalties Law, which prohibits, among other things, individuals or entities from knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim for payment for items and services furnished under a federal health care program;
•HIPAA, which created additional federal criminal statutes which prohibit, among other things, knowingly and willfully (1) executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program (2) obtaining by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control, of any healthcare benefit program, (3) falsifying, concealing, or covering up by any trick, scheme, or device a material fact, and (4) making, in any matter involving a healthcare benefit program, any materially false, fictitious, or fraudulent statements or representations, or making or using any materially false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry, in connection with the delivery of or payment for healthcare benefits, items, or services;
•HIPAA, as amended by HITECH, also imposes certain requirements on HIPAA covered entities, their business associates, as well as their covered subcontractors relating to the privacy, security and transmission of individually identifiable health information;
•the U.S. federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to the federal government for transparency purposes, information related to payments (both direct and indirect) or other transfers of value made to physicians, as defined by such law, certain other healthcare professionals, such as nurse practitioners and physicians assistants, and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

•and U.S. state and foreign law equivalents of each of the above federal laws, which, in some cases, differ from each other in significant ways, and may not have the same effect, thus complicating compliance efforts.

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

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third- party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Since its enactment, there have been judicial, Congressional, and executive branch challenges to certain aspects of the ACA. For example, on August 16, 2022, the IRA was signed into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and any additional healthcare reform measures of the Trump administration will impact the ACA and our business.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect until 2032, unless additional Congressional action is taken.

In addition, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, the IRA includes a provision requiring the Secretary of the U.S. Department of Health and Human Services ("HHS") to negotiate prices with drug companies for a small number of single-source brand-name drugs that have been on the market for at least 7 years or biologics that have been on the market for at least 11 years that are covered under Medicare (the “Medicare Drug Price Negotiation Program”). The number of drugs subject to price negotiation will be 10 Part D drugs for 2026, another 15 Part D drugs for 2027, another 15 Part D and Part B drugs for 2028, and another 20 Part D and Part B drugs for 2029 and later years. These drugs will be selected from among the 50 drugs with the highest total Medicare Part D spending and the 50 drugs with the highest total Medicare Part B spending. The law establishes an upper limit for the negotiated price for a given drug or biologic, and specifies factors the Secretary of HHS is required to consider when negotiating these upper pricing limits. On August 15, 2024, HHS announced the agreed-upon prices of the first ten drugs that were subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. The IRA also imposes rebates under Medicare Part B and Medicare Part D that penalize manufactures for price increases that outpace inflation. Further, on December 7, 2023, an initiative to control the price of prescription drugs through the use of march-in rights under the Bayh-Dole Act was announced. On December 8, 2023, the National Institute of Standards and Technology published for comment a Draft Interagency Guidance Framework for Considering the Exercise of March-In Rights which for the first time includes the price of a product as one factor an agency can use when deciding to exercise march-in rights. While march-in rights have not previously been exercised, it is uncertain if that will continue under the new framework. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. We expect health reform initiatives to continue, particularly in light of the recent U.S. Presidential and Congressional elections.
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
Preclinical tests include laboratory evaluation, as well as animal studies, to assess the characteristics and potential pharmacology, pharmacokinetics and toxicity of the product. The conduct of the preclinical tests must comply with EU and national regulations and requirements, including GLP.

Clinical trials in the EU must be conducted, like in the U.S., in compliance with applicable regulations, GCP, as well as under protocols detailing the objectives of the trial and the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. In the EU, each protocol involving testing on patients and subsequent protocol amendments must be submitted to the relevant regulatory agency as part of a new clinical trial application ("CTA") and to one or more Ethics Committees and national competent authorities for their review. Analogously to the U.S., clinical trials that are deployed to support marketing authorization applications are typically conducted in three sequential phases.

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

Under the Centralized Procedure, the CHMP conducts an initial assessment of the product and renders opinions about the safety, efficacy and quality of medicinal products on behalf of the EMA. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. The CHMP is composed of experts nominated by each Member State’s NCA, with one of them appointed to act as Rapporteur and another appointed to act as Co-Rapporteur for the co-ordination of the assessment.

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
Post-approval Requirements in the EU

Similar to the United States, both marketing authorization holders and manufacturers of medicinal products are subject to comprehensive regulatory oversight by the EMA, the European Commission and/or the competent regulatory authorities of the individual EU Member States. The holder of a marketing authorization must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance who is responsible for oversight of that system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports ("PSURs"). Moreover, if a company obtains original marketing authorization for a product via an accelerated approval pathway, the company will often be required to conduct a post-marketing confirmatory trial to verify and describe the clinical benefit in support of full marketing authorization. An unsuccessful post-marketing study or failure to complete such a study could result in the withdrawal of the marketing authorization for a product.

All new marketing authorization applications must include a risk management plan ("RMP"), describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the marketing authorization. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials, Post-Authorization Efficacy Studies (“PAES”), or Post-Authorization Safety Studies (“PASS”).

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

Data Privacy and Security

Finally, very stringent data privacy requirements apply in the EEA and the UK. In particular, EU GDPR and the UK GDPR, impose stringent data protection obligations on controllers or processors of personal data, including compliance with principles which require that personal data to be collected for specified, explicit and legal purposes, and processed in a manner consistent with those purposes. Personal data collected and processed must be adequate, relevant and not excessive in relation to the purposes for which it is collected and processed. The EU and UK GDPR also provide that personal data must be held securely, and not transferred outside of the EEA or UK, as applicable, unless certain steps are taken to ensure an adequate level of protection. The EU and UK GDPR also requires companies processing personal data to implement adequate technical measures in order to ensure the most appropriate level of security which may vary depending on different factors such as the categories of processed personal data, the state of the art, the costs of implementation and the nature, scope, context and purposes of processing as well as the risk of varying likelihood and severity for the rights and freedoms of natural persons. In addition, the EU and UK GDPR require companies processing personal data to take certain organizational steps to ensure that they have adequate records, policies, security, training and governance frameworks in place to ensure the protection of data subject rights, including as required to respond to complaints and requests from data subjects. For instance, the EU and UK GDPR require companies to make detailed disclosures to data subjects, provides for conditions under which a valid consent for processing can be obtained, requires the appointment of a data protection officer where sensitive personal data (e.g., health data) is processed on a large scale, imposes mandatory data breach notification throughout the EEA or UK and imposes additional obligations when contracting with service providers or partners. In addition, to the extent a company processes, controls or otherwise uses “special category” of personal data (including patients’ health or medical information, genetic information and biometric information), more stringent rules apply, further limiting the circumstances and the manner in which a company is legally permitted to process that data. Failure to comply with the requirements of the EU and UK GDPR and the related national data protection laws of the EEA countries may result in fines up to 20 million euros (17.5 million British Pounds under the UK GDPR), or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher.
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

Negotiating prices with governmental authorities can delay commercialization of our products. Payors in many countries use a variety of cost-containment measures that can include referencing prices in other countries and using those reference prices to set their own price, mandatory price cuts and rebates. This international patchwork of price regulation can lead to different prices across countries and some cross-border trade in our products from markets with lower prices. Even after a price is negotiated, countries can, and often do, request or require adjustments to the price and other concessions over time.
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
EU Supplementary Protection Certificates
In the EU, SPCs are available to extend a patent term for up to five years to compensate patent protection lost during regulatory review. SPCs must be applied for and granted on a country-by-country basis.
Additional Protection for Pediatric Indications in the EU

In the EU, Regulation (EC) No 1901/2006 provides that all marketing authorisation application s for new medicinal products must include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan (“PIP”), agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP requirement also applies when a marketing authorization holder intends to add a new indication, pharmaceutical form or route of administration for a medicinal product that has already been authorized. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication for the medicinal product for which marketing authorization is being sought. The PDCO may grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Furthermore, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the SPC, if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity. This pediatric reward is granted subject to specific conditions and, in particular, that: (i) the applicant demonstrates having complied with all the measures contained in the PIP; (ii) the SmPC, and if appropriate the package leaflet, reflects the results of studies conducted in compliance with such PIP; and (iii) the product is authorized in all EU Member States. The rewards for conducting studies in the pediatric population can be granted irrespective of the fact that the information generated in compliance with the agreed PIP fails to lead to the authorization of a pediatric indication.
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
The NHC (formerly known by the names: the Ministry of Health ("MOH") and National Health and Family Planning Commission ("NHFPC")), is China’s primary healthcare regulatory agency. It is responsible for overseeing the operation of medical institutions, some of which also serve as clinical trial sites, and regulating the licensure of hospitals and other medical personnel. NHC plays a significant role in drug reimbursement. Furthermore, the NHC and its local counterparts at or below the provincial-level of local government also oversee and organize public medical institutions’ centralized bidding and procurement process for pharmaceutical products, through which public hospitals and their pharmacies acquire drugs.
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

Pursuant to the Regulations for the Administration of Affairs Concerning Experimental Animals promulgated by the State Science and Technology Commission on November 14, 1988 and amended on January 8, 2011, July 18, 2013 and

March 1, 2017, respectively, by the State Council, the Administrative Measures on Good Practice of Experimental Animals jointly promulgated by the State Science and Technology Commission and the State Bureau of Quality and Technical Supervision on December 11, 1997, and the Administrative Measures on the Certificate for Experimental Animals (Trial) promulgated by the Ministry of Science and Technology and other regulatory authorities on December 5, 2001, using and breeding experimental animals shall be subject to some rules and performing experimentation on animals requires a Certificate for Use of Laboratory Animals. On August 6, 2003, the NMPA promulgated the Administrative Measures for Good Laboratories Practice of Non-clinical Laboratory, which was revised on July 27, 2017 and became effective on September 1, 2017, to improve the quality of non-clinical research.
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
NMPA also permits conditional approval of certain medicines based on early phase China clinical trial data or only on foreign approval clinical data. Post-approval the applicant may need to conduct one or more post-marketing studies. The agency has done this for drugs that meet unmet clinical needs for life-threatening illnesses and also for drugs that treat orphan indications. In 2018, the NMPA and the NHC established a conditional approval program for drugs designated by the CDE that have been approved in the U.S., EU and Japan within the last 10 years and that meet one of the three criteria: (1) orphan indications, (2) drugs that treat life threatening illnesses for which there are not effective treatment or preventive methods, and (3) drugs that treat life threatening illnesses and that have a clear clinical advantage over other approved therapies.
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
Clinical Trials and Marketing Approval
Upon completion of preclinical studies, a sponsor typically needs to conduct clinical trials in China for registering a new drug. The materials required for this application and the data requirements are determined by the registration category. The NMPA has taken a number of steps to increase efficiency for approving CTAs, and it has also significantly increased monitoring and enforcement of the Administrative Regulations of Quality of Drug Clinical Practice (the "PRC’s GCP") to ensure data integrity.
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
Drug Clinical Trial Registration
Pursuant to the DRR, clinical trials of drugs are subject to approval and a bioequivalence test shall be filed. Clinical trials of drugs are required to comply with the PRC’s GCP and must be carried out by drug clinical trial organizations which have completed filings pursuant to relevant provisions and which comply with the relevant provisions. On September 6, 2013, the NMPA released the Announcement on Drug Clinical Trial Information Platform, providing that for all clinical trials approved by the NMPA and conducted in China, instead of filing the registration directly with the NMPA, clinical trial registration shall be completed and trial information shall be published through the Drug Clinical Trial Information Platform. The applicant shall complete trial pre-registration within one month after obtaining the clinical trial approval to obtain the trial’s unique registration number and shall complete registration of certain follow-up information before the first subject’s enrollment in the trial. If approval of the foregoing pre-registration and registration is not obtained within one year after obtaining the clinical trial approval, the applicant shall submit an explanation, and if the procedure is not completed within three years, the clinical trial approval shall automatically be annulled.
Human Genetic Resources Approval

On July 2, 2015, the Ministry of Science and Technology issued the Service Guide for Administrative Licensing Items concerning Examination and Approval of Sampling, Collecting, Trading, Exporting Human Genetic Resources, or Taking Such Resources out of the PRC, which provides that non-PRC-invested sponsors that sample and collect human genetic resources in clinical trials shall be required to file with the China Human Genetic Resources Management Office through its online system. On October 26, 2017, the Ministry of Science and Technology issued the Circular on Optimizing the Administrative Examination and Approval of Human Genetic Resources, which simplified the approval for sampling and collecting human genetic resources for the purpose of commercializing a drug in the PRC. The State Council of PRC issued the Regulations on the Administration of Human Genetic Resources (“HGR Regulation”), which was revised on March 10, 2024 and became effective on May 1, 2024. The HGR Regulation regulate the collection, preservation, usage and external provision of China’s human genetic resources. According to this regulation, “human genetic resource” includes human genetic resource materials and information. Human genetic resource materials refer to organs, tissues, cells and other genetic materials containing human genome, genes and other genetic materials. Human genetic resource information refers to information, such as data, generated by human genetic resources materials. The NHC is responsible for the management of human genetic resources at the national level, and the administrative departments of human genetic resources under the provincial governments are responsible for the management of human genetic resources at local level. Non-PRC entities, non-PRC individuals and such entities established or actually controlled thereby are not allowed to collect or preserve China’s human genetic resources (including organs, tissues, cells and other genetic materials of human genome and gene) or provide human genetic resources abroad, while they are prohibited from using China’s human genetic resources unless they have obtained an approval from relevant PRC government authority or have filed with relevant government authority for international cooperation with a Chinese entity. The HGR Regulation formalized the approval requirements pertinent to research collaborations between Chinese and non-PRC-owned entities. Pursuant to the new rule, a new notification system (as opposed to the advance approval approach originally in place) is put in place for clinical trials using China’s human genetic resources at clinical institutions without involving the export of human genetic resources outside of China.
Biosecurity Law
On October 17, 2020, the SCNPC adopted the Biosecurity Law of the People’s Republic of China, which became effective on April 15, 2021 and was newly revised on April 26, 2024 (the “Biosecurity Law”). The Biosecurity Law establishes an integrated system to regulate biosecurity related activities in China, including the security regulation of HGR and biological resources. The Biosecurity Law expressly declares that China has sovereignty over its HGR, and further endorsed the HGR Regulation, by recognizing the fundamental regulatory principles and systems established by it over the utilization of Chinese HGR by non-PRC entities in China. The Biosecurity Law is a law adopted by China’s highest legislative authority, it gives China’s major regulatory authority of HGR, the NHC, significantly more power and discretion to regulate HGR, and it is expected that the overall regulatory landscape of Chinese HGR will evolve and become even more rigorous and sophisticated. Failure to comply with the requirement under the Biosecurity Law will result in the penalties, including fines, suspension of related activities and confiscation of related HGR and gains generated from conducting these activities.

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
Pursuant to the DRR, human cell therapy and its products belong to biological products and the application for biological products shall be submitted as the process of new drug application.
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
Furthermore, the CDE issued the Guidelines for Acceptance and Review of Registration of Biological Products on July 3, 2020, and according to the Appendix II of such guidelines, the description of the monitoring period of the same type of therapeutic biological products was also removed.
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
On April 25, 2018, NMPA published a draft on Implementing Regulations for Pharmaceutical Study Data Protection (Interim) for public comment that would set regulatory data protection for innovative small molecule drugs at six years and for innovative therapeutic biologics at 12 years; pediatric and orphan drugs would receive six years to run concurrently from their approval dates. Full terms of protection would require reliance on local trials or sites of multicenter trials in China and simultaneous submissions of marketing applications in China and other countries. Submissions in China that are up to six years after those made abroad would result in the term being reduced to 1-5 years. Submissions made in China over six years after those made abroad may not receive protection.
Patent-Related Protections Patent Linkage

NMPA and China National Intellectual Property Administration ("CNIPA") jointly issued the “Implementing Measures for Drug Patent Dispute Early Resolution Mechanism (Tentative)” in July 2021 which came into effect in the same day. The Drug Patent Dispute Early Resolution Mechanism is similar to the US patent linkage system established in Hatch-Waxman Act but with some differences. This mechanism allows the patentee or interested person of an innovative drug to sue the generic drug or biosimilar producers when they submit the ANDA or biosimilar BLA. If a suit is filed, an automatic 9 month stay of marketing approval is placed on the generic drug or biosimilar, while the stay is 30 months in the US patent linkage system.
Patent Term Extension

According to the Patent Law issued by the Standing Committee of the NPC on October 17, 2020, which became effective on June 1, 2021, the patent administration department under the State Council shall, upon request of the patentee, extend the patent term of relevant invention patents of the new drug that is approved to be listed on the market in China. The compensated extension shall not exceed five years, and the total valid patent term after the new drug is approved for the market shall not exceed 14 years. On December 21, 2023, the PRC State Council promulgated the amendment to Implementing Rules of Patent Law, which became effective on January 20, 2024. The amendment details the provision by stipulating that the compensated extension shall be calculated based on the number of days between the filing of the patent application and the date on which the new drug is approved to be listed on the market in China, minus five years. During the patent term compensation period, the scope of protection of the patent is limited to the technical solutions related to the new drug and its approved indications.
Trademarks
Pursuant to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982 and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively and became effective from November 1, 2019, the period of validity for a registered trademark is ten years, commencing from the date of registration. The registrant shall go through the formalities for renewal within twelve months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years commencing from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be canceled. Industrial and commercial administrative authorities have the authority to investigate any behavior in infringement of the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the law.

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

Reimbursement and Pricing

China’s national medical insurance program was adopted pursuant to the Decision of the State Council on the Establishment of the Urban Employee Basic Medical Insurance Program issued by the State Council in 1998, under which all employers in urban cities are required to enroll their employees in the basic medical insurance program. The insurance premium is jointly contributed by the employers and employees. In 2007, the State Council promulgated Guiding Opinions of the State Council about the Pilot Urban Resident Basic Medical Insurance, under which urban residents of the pilot district, rather than urban employees, may voluntarily join Urban Resident Basic Medical Insurance. Participants of the national medical insurance program and their employers, if any, are required to contribute to the payment of insurance premiums on a monthly basis. Program participants are eligible for full or partial reimbursement of the cost of medicines included in the National Reimbursement Drug List. A pharmaceutical product listed in the NRDL must be clinically needed, safe, effective, reasonably priced, easy to use, and available in sufficient quantity.
Factors that affect the inclusion of a pharmaceutical product in the NRDL include whether the product is consumed in large volumes and commonly prescribed for clinical use in the PRC and whether it is considered to be important in meeting the basic healthcare needs of the general public. Since 2016, special consideration has been given to, among others, innovative drugs with high clinical value and drugs for serious diseases. In addition, the PRC Ministry of Human Resources and Social Security has also been negotiating with manufacturers of expensive drugs with high clinical demands and proven effectiveness for price cuts in exchange for inclusion into the NRDL. The latest version of the NRDL was released on November 27, 2024 and was implemented on January 1, 2025.
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
Centralized Procurement and Tenders
Under current regulations, public medical institutions owned by the government or owned by state-owned or controlled enterprises are required to purchase pharmaceutical products through centralized online procurement processes. There are exceptions for drugs on the NRDL, which must comply with their own procurement rules, and for certain drugs subject to the central government’s special control such as toxic, radioactive and narcotic drugs, and traditional Chinese medicines.
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

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows. According to the Provisions, where a data processor transfers data abroad, it may be exempted from applying for a cross-border transfer security assessment, concluding a standard contract for personal information to be provided abroad or passing a security certificate for protection of personal information if it satisfies any of the following conditions: (i) where it is really necessary to provide personal information abroad for the purpose of concluding or performing a contract to which an individual concerned is a party, such as cross-border shopping, cross-border delivery, cross-border remittance, cross-border payment, cross-border account opening, air ticket and hotel reservation, visa handling and examination services; (ii) where it is really necessary to provide employees’ personal information abroad for the purpose of conducting cross-border human resources management in accordance with the employment rules and regulations and collective contracts formulated in accordance with the law; (iii) where it is really necessary to provide personal information abroad in an emergency to protect the life, health and property safety of a natural person; or (iv) where a data processor other than a critical information infrastructure operator provides abroad the personal information (excluding sensitive personal information) of not more than 100,000 persons cumulatively as of January 1 of the current year.
PRC Regulation of Foreign Investment

Investment activities in China by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment (the “Catalogue”), which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Special Administrative Measures for the Access of Foreign Investment (Negative List) (2024) issued by the MOFCOM and the NDRC on September 6, 2024 and took into effect from November 1, 2024. The Negative List is further divided into two sub-categories: restricted industries and prohibited industries. Establishment of wholly foreign-owned enterprises is generally allowed in industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC regulations. The Encouraged Industry Catalogue for Foreign Investment (2022), or the 2022 Encouraged Industry Catalogue, which became effective on January 1, 2023, provides that foreign investment is encouraged in the development and production of cell therapy drugs except in areas where foreign investment is prohibited. On December 20, 2024, the NRDC published the Draft Catalog of Industries Encouraging Foreign Investment for public comment. This draft maintains a similar provision, encouraging foreign investment in the research, development, and production of cell therapy drugs, except in areas explicitly prohibited.

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

In 2019, SAFE promulgated SAFE Circular 28, which cancelled restrictions on domestic equity investments made with capital funds by non-investing foreign-funded enterprises. The circular was subsequently amended on December 4, 2023. If a non-investing foreign-funded enterprise makes domestic equity investment with capital funds obtained from foreign exchange settlement, the investee shall undergo registration formalities for accepting domestic reinvestment and open the “capital account— account for settled foreign exchange to be paid” to receive the corresponding funds according to relevant provisions.
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
Regulations Relating to Dividend Distributions
The principal laws, rules and regulations governing dividend distributions by foreign-invested enterprises in the PRC are the PRC Company Law, promulgated in 1993 and last amended with effect in July 2024 and the Foreign

Investment Law and its Implementing Regulations, both came into effect on January 1, 2020. Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.
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

Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, and JunHe LLP, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and PRC, respectively, would:

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

There is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the United States courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether they would be enforceable in the Cayman Islands. Maples and Calder (Hong Kong) LLP have advised us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment:

•is given by a foreign court of competent jurisdiction;
•imposes on the judgment debtor (to pay a liquidated sum or perform for which the judgment has been given);
•is final;
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

C.Organizational Structure Chart
The following diagram illustrates our corporate structure, including our parent company, subsidiaries, and consolidated affiliated entities, as of the date of this Annual Report:

Legend Biotech Corporation (Cayman)
100%
Legend Biotech Limited (BVI)
100%
Legend Biotech HK Limited
100%
Hainan Chuanji Biotech Co., Ltd.
100%
Nanjing Legend Biotech Co., Ltd
100%
Legend Biotech Ireland Limited
100%
Shanghai Chuanji Biotech Co., Ltd (Shanghai)
100%
Legend Biotech USA Inc.
100%
Legend Biotech Belgium BV

D.Property, Plants and Equipment
Principal Executive Offices

Our principal executive offices are currently located at 2101 Cottontail Lane, Somerset, New Jersey 08873, where Legend Biotech USA, Inc. owns an approximately 85,371 square foot facility, including approximately 32,039 square feet of office space and 53,332 square feet of mixed use GMP manufacturing space and lab technical development activity space. We believe our current facilities are suitable and adequate to meet our current needs. If we need to add new facilities or expand existing facilities as we add employees, we believe that suitable additional space will be available to accommodate any such expansion of our operations.
Additional U.S. Facilities
We lease or expect to lease the following additional facilities in the United States:
•We have a research facility located at 10 Knightsbridge Road, Piscataway, New Jersey 08854, where we lease approximately 22,000 square feet from a subsidiary of Genscript. This lease is expected to be terminated on June 30, 2025.
•We have entered into an agreement to lease approximately 31,000 square feet at 2300 Market Street, Philadelphia, Pennsylvania with occupancy expected in 2025.
•We are party to a lease with Janssen under which we expect to lease an approximately 106,000 square foot GMP manufacturing facility from Janssen located in Raritan, New Jersey. That lease will become effective on a future date in connection with our assumption of control of such facility in accordance with the Janssen Agreement. CARVYKTI is manufactured at this facility.

European Union
We lease or expect to lease the following facilities in the European Union:
•Janssen currently leases two facilities in Ghent, Belgium that are or will be used primarily for GMP clinical and commercial manufacturing of cilta-cel and CARVYKTI, respectively. These facilities include approximately 180,900 and 30,000 square feet. We expect that these facilities will be subleased to us, effective as of a future date, in connection with our assumption of control of such facilities in accordance with the Janssen Agreement. Once completed and all regulatory approvals have been obtained, we plan to use these facilities for the clinical and commercial manufacture of CARVYKTI.
•We have an administrative office facility located in Ghent, Belgium, where lease approximately 19,500 square feet.
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

Address	Scheduled Lease Expiration	Leased Area	Use of Premises
1st, 2nd, 3rd and 4th Floors, Building 6, Nanjing Life Science Town, 568 Longmian Avenue, Jiangning District, Nanjing	31-Dec-2026	3,592 square meters	Office and GMP manufacturing
3rd, 4th and 5th Floors, Building 3, Nanjing Life Science Town, 568 Longmian Avenue, Jiangning District, Nanjing	30-May-2026	2,038 square meters	Office and laboratory
4th Floor, Block A, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	23-Jul-2027	2,940.67 square meters	Office
4th Floor, Block E, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	31-Dec-2028	7,250 square meters	Laboratory
1st Floor, Building 5, 28 Yongxi Road, Jiangning District, Nanjing*	30-Jun-2025	1,000 square meters	Office and laboratory
1st Floor, Block B, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	25-Aug-2027	1,279.8 square meters	Warehouse
3rd Floor, Block B, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	14-Sep-2027	1,334.28 square meters	Laboratory and office
Room 209, 2nd Floor, 298 Xiangke Road, Zhangjiang High-Tech Park, Shanghai	28-February-2025	351.6 square meters	Office
17th Floor, Block B, Golden Land Center, 91 Jianguo Road, Chaoyang District, Bejing	14-May-2025	327.87 square meters	Office
Room 802-803, 8th Floor, Building T2, 188 Yuren Road, Zhangjiang High-Tech Park, Shanghai	31-December-2029	988.14 square meters	Office
Tennis Court, 33 Jinyou Road, Jiangning District, Tongfang Industrial Park, Nanjing	23-Jul-2027	375 square meters	Storage of waste materials
5th Floor ,Room 506, Incubation Building, Hainan Eco-Software Park	30-April-2025	27.77 square meters	Office
1st Floor, Block E, Power Distribution Room, 33 Jingyou Road, Jiangning District, Nanjing	31-December-2025	114.00 square meters	Power Distribution Room
5th Floor, Block A, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	23-July-2025	244.08 square meters	Office
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
Overview

We are a global biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 2,600 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, cilta-cel, is a CAR-T therapy we are jointly developing with our strategic partner, Janssen, for the treatment of MM. Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in RRMM patients with a manageable safety profile.

On February 28, 2022, the FDA approved our product CARVYKTI (cilta-cel) for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. In April 2024, the FDA approved CARVYKTI for the treatment of patients with relapsed or refractory multiple myeloma who have received at least one prior line of therapy, including proteasome inhibitor, and an immunomodulatory agent, and are refractory to lenalidomide. CARVYKTI is our first and only product approved by a health authority.
Since inception, we have incurred significant operating losses. Our net losses were $177.0 million and $518.3 million for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had accumulated losses of $1.7 billion. We expect to incur operating losses in the near term as we advance the preclinical and clinical development of our research programs and product candidates. We believe that our cash and cash equivalents, deposits and investments of $1.1 billion, as of December 31, 2024, will provide financial runway into the second quarter of fiscal year 2026.

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
Our Collaboration with Janssen

In December 2017, we entered into the Janssen Agreement with Janssen for the worldwide development and commercialization of cilta-cel.
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

Furthermore, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may, at any time in our discretion, voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of December 31, 2024, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $51.2 million, respectively.

Global Economic Conditions

Worldwide economic conditions remain uncertain and we continue to monitor the impact of macroeconomic conditions, including those related to the public health crises, international tension and conflicts, the failure and instability of financial institutions and rising inflation rates.

Changes in tariffs, supply chain constraints, logistics challenges, labor shortages, international tension and conflicts and steps taken by governments and central banks, have led to fluctuating inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including fluctuating interest rates. Our manufacturing activities in the US, Europe and China have continued. Currently, we have not experienced any material impact to our supply chain as a result of inflation and fluctuating interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We believe we have established robust sourcing strategies for all necessary materials and do not expect any significant impact.

If these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect our operations. Although we do not believe that these macroeconomic conditions have had a material impact on our financial position or results of operations to date, we may experience impacts in the near future (especially if inflation rates begin to rise again) on our operating costs, including our labor costs and research and development costs, due to supply chain constraints, consequences associated with public health crises, international tension and conflicts, and employee availability and wage increases, which may result in additional stress on our working capital resources.

Components of Our Results of Operations
Revenue

Our revenue to date has primarily been driven by the collaboration with Janssen which generates collaboration revenue from product sales of CARVYKTI. Additionally our revenue consists of license revenue pursuant to the upfront payments and milestone payments received under the Janssen Agreement.

Starting in fiscal year 2024, we have also received License revenue under the Novartis Licensing Agreement due to progress toward the satisfaction of the performance obligation satisfied over time. We granted Novartis the worldwide rights to develop, manufacture and commercialize LB2102 and other potential CAR-T therapies selectively targeting DLL-3. Revenue is recognized when the value of the right to use of the license is transferred to the customer which occurs over time during the Phase 1 trial.
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

We typically use our employee, consultant and infrastructure resources across our development programs. We track outsourced development costs by allocating these costs to either our BCMA program or to all our other non-BCMA programs, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or preclinical programs. For the years ended December 31, 2024 and 2023, our total research and development expenses were $266.6 million and $265.0 million, respectively, for our BCMA program and $146.9 million and $117.2 million, respectively, for all other non-BCMA programs.
From inception through December 31, 2024, we have incurred approximately $1.9 billion in research and development expenses to research and advance the development of our product candidates and preclinical programs. We expect our research and development expenses will increase for the foreseeable future as we seek to advance our preclinical programs and product candidates. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including the uncertainty of:
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
Other Income and Gains
Other income and gains consist of finance income, fair value gains on financial assets at fair value change through profit or loss, government grants, and foreign exchange gain.

Revenue recognition

Upfront fees

For collaboration and license agreements we have or may enter into, the transaction price is generally comprised of an upfront payment due at contract inception and variable consideration in the form of payments for our services and materials and milestone payments due upon the achievement of specified events.

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

Upfront payment is allocated to a single performance obligation in the Novartis License Agreement. The $100.0 million upfront fees from Novartis were included in the transaction price upon contract inception in 2023 and will be recognized when the performance obligation to deliver the intellectual property and complete the Phase 1 trial are finished over time. The $100.0 million upfront fees were fully received by us in early 2024.
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

We recognized license revenue of $75.1 million for the year ended December 31, 2024 for milestones achieved under the Janssen Agreement. License revenue from the licensing of intellectual property is recognized at a point in time when the achievement of the milestones are no longer constrained (e.g. when the milestone event is highly probable of being achieved and that it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract would not occur).

Additionally, under the Janssen Agreement, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones, up to $210 million for the achievement of specified net trade sales milestones, and up to an additional $605 million for the achievement of specified future development and regulatory milestones. We have received $410.0 million in milestone payments through December 31, 2024. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property, including a technology transfer service, that was satisfied in 2018. We will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price.

For a description of the upfront and milestone payments Janssen has made to us under the Janssen Agreement and potential future milestone payments Janssen may make to us under the Agreement, see “Item 4. Information on the Company—B. Business Overview—Collaboration and License Agreement with Janssen Biotech, Inc.”

With respect to the Novartis Licensing agreement we have concluded that that all potential future development, regulatory and sales milestones are considered fully constrained at the inception of the License Agreement since the Company could not conclude it was highly probable since we are not able to reasonably estimate the probability of success. This remains the case at the end of fiscal year 2024.
Licenses of intellectual property
In assessing whether a license is distinct from the other promises contained in a collaboration or license agreement, we consider factors such as the research, development, manufacturing and commercialization capabilities of the collaboration partner and the availability of the associated expertise in the general marketplace. In addition, we consider whether the counterparty can benefit from a license for its intended purpose without the receipt of the remaining promise(s) by considering whether the value of the license is dependent on the unsatisfied promise(s), whether there are other vendors that could provide the remaining promise(s), and whether it is separately identifiable from the remaining promise(s). We evaluate the nature of a promise to grant a license in order to determine whether the promise is satisfied over time or at a point in time. We evaluated that the license is a single performance obligation in the Janssen Agreement, including a technology transfer service, which represent a right to use our license as it exists at the point in time that the license is granted. Revenue from licenses is recognized when the control of the right to use of the license is transferred to the customer.

We have concluded that revenue associated with the Novartis License Agreement will be recognized over time using the input method as the delivery of the license is not distinct from the Legend Phase 1 trial.
Cost of Collaboration Revenue

Cost of collaboration revenue relates to the sale of CARVYKTI and includes costs incurred by us as well as our pro-rata share of cost of collaboration revenue. Cost of collaboration revenue includes the cost of inventory sold, manufacturing costs, other costs attributable to production, and provisions to write down inventory, such as for excess and obsolete inventory or inventory that did not meet quality specifications.
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
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by using a binomial model, and the fair value of each RSU is determined by reference to market price of our shares at the respective grant date. See note 23 and note 24 to our consolidated financial statements in this Annual Report for further details.
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

A.Operating Results
Comparison of Fiscal Years Ended December 31, 2024 and 2023
The following table summarizes our results of operations for the fiscal years ended December 31, 2024 and 2023:

	Fiscal Year Ended December 31,		Variance
	2024	2023
	(in thousands)
Consolidated Statement of Operations Data:
Revenue
License revenue	138,404	35,160	103,244
Collaboration revenue	482,580	249,804	232,776
Other revenue	6,257	179	6,078
Total revenue	627,241	285,143	342,098
Operating expenses:
Cost of collaboration revenue	(216,365)	(144,214)	(72,151)
Cost of license and other revenue	(18,216)	—	(18,216)
Research and development expenses	(413,544)	(382,218)	(31,326)
Administrative expenses	(136,783)	(106,769)	(30,014)
Selling and distribution expenses	(147,481)	(94,158)	(53,323)
Other income and gains	173,093	58,126	114,967
Other expenses	(40)	(28,484)	28,444
Fair value (loss)/gain of warrant liability	—	(85,750)	85,750
Loss on asset impairment	(4,423)	—	(4,423)
Finance costs	(21,615)	(21,794)	179
Loss before tax	(158,133)	(520,118)	361,985
Income tax (expense)/benefit	(18,893)	1,864	(20,757)
Loss for the year	(177,026)	(518,254)	341,228
Revenue

License Revenue

License revenue for the year ended December 31, 2024 was $138.4 million, compared to $35.2 million for the year ended December 31, 2023. This increase of $103.2 million was primarily driven by the revenue recognized in 2024 pursuant to the Novartis License Agreement of $63.3 million compared to no license revenue with Novartis in 2023. The increase was also driven by the nature and timing of milestones achieved as outlined in the Global Development Plan under the Janssen Agreement for cilta-cel of $75.1 million in 2024 compared to $35.2 million in 2023.

Collaboration Revenue

Collaboration revenue for the year ended December 31, 2024 was $482.6 million, compared to $249.8 million for the year ended December 31, 2023. This increase of $232.8 million was due to an increase in revenue generated from sales of CARVYKTI in connection with the Janssen Agreement.

Other Revenue

Other revenue for the year ended December 31, 2024 was $6.3 million, compared to $0.2 million for the year ended December 31, 2023. Other revenue primarily includes supply of materials by us to Novartis under the terms of the Novartis License Agreement.

Operating Expenses
Cost of Collaboration Revenue

Cost of collaboration revenue for the year ended December 31, 2024 was $216.4 million, compared to $144.2 million for the year ended December 31, 2023. This increase of $72.2 million was primarily due to an increase in our share of costs of sales of CARVYKTI as part of the Janssen Agreement and expenditures to support expansion in manufacturing capacity.

Cost of License and Other Revenue

Cost of license and other revenue for the year ended December 31, 2024 was $18.2 million and consisted of costs in connection with the Novartis License Agreement. We did not incur any cost of license and other revenue for the year ended December 31, 2023.
Research and Development Expenses

Research and development expenses for the year ended December 31, 2024 were $413.5 million, compared to $382.2 million for the year ended December 31, 2023. This increase of $31.3 million was primarily due to increased research and development activities in cilta-cel, including start-up costs for clinical production in Belgium, as well as continued investment in our solid tumor programs.
Administrative Expenses

Administrative expenses for the year ended December 31, 2024 were $136.8 million, compared to $106.8 million for the year ended December 31, 2023. This increase of $30.0 million was primarily due to the expansion of administrative functions and the additional headcount needed to provide administrative support as a result of our expanded infrastructure, driven by increased manufacturing capacity.
Selling and Distribution Expenses

Selling and distribution expenses for the year ended December 31, 2024 were $147.5 million, compared to $94.2 million for the year ended December 31, 2023. This increase of $53.3 million was due to increased costs associated with commercial activities for cilta-cel, including the expansion of the sales force and second line indication launch.
Other Income and Gains

Other income and gains for the year ended December 31, 2024 was $173.1 million, compared to $58.1 million for the year ended December 31, 2023. This increase of $115.0 million was primarily driven by the unrealized foreign exchange gain of $108.5 million and an increase in finance income of $6.7 million. The unrealized foreign exchange gain primarily resulted from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and Euro.
Other Expenses

Other expenses for the year ended December 31, 2024 was $0.04 million, compared to $28.5 million for the year ended December 31, 2023. The decrease of $28.5 million was primarily due to unrealized foreign exchange loss which mostly resulted from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and Euro.
Finance Costs
Finance costs for the year ended December 31, 2024 was $21.6 million, compared to $21.8 million for the year ended December 31, 2023. Finance costs for year ended December 31, 2024 and 2023 were primarily related to the interest on advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted by principal and applicable interests upon such principal.

Fair Value (Loss)/Gain of Warrant Liability

Fair value loss of warrant liability for the year ended December 31, 2024 was $0.0 million, compared to a fair value loss of $85.8 million for the year ended December 31, 2023. The fair value loss recorded in the year ended December 31, 2023 was a result of the full exercise of the warrant we issued to an institutional investor in May 2021, which warrant was fully exercised on May 11, 2023.
Income Tax (Expense)/Benefit

We had an income tax expense of $18.9 million for the year ended December 31, 2024 compared to an income tax benefit of $1.9 million for the year ended December 31, 2023. The $20.8 million increase is primarily related to a special tax adjustment and an income tax reserve for an uncertain tax position related to the PRC.

Comparison of Fiscal Years Ended December 31, 2023 and 2022
The following table summarizes our results of operations for the fiscal years ended December 31, 2023 and 2022:

	Fiscal Year Ended December 31,		Variance
	2023	2022
	(in thousands)
Consolidated Statement of Operations Data:
REVENUE
License revenue	35,160	50,000	(14,840)
Collaboration revenue	249,804	66,677	183,127
Other revenue	179	328	(149)
Total revenue	285,143	117,005	168,138
Operating expenses:
Cost of collaboration revenue	(144,214)	(65,363)	(78,851)
Research and development expenses	(382,218)	(335,648)	(46,570)
Administrative expenses	(106,769)	(80,631)	(26,138)
Selling and distribution expenses	(94,158)	(93,417)	(741)
Other income and gains	58,126	12,049	46,077
Other expenses	(28,484)	(9,823)	(18,661)
Fair value (loss)/gain of warrant liability	(85,750)	20,900	(106,650)
Finance costs	(21,794)	(10,796)	(10,998)
Loss for the year	(520,118)	(445,724)	(74,394)
Income tax (expense)/benefit	1,864	(625)	2,489
Loss for the year	(518,254)	(446,349)	(71,905)
Revenue

License Revenue

License revenue for the year ended December 31, 2023 was $35.2 million, compared to $50.0 million for the year ended December 31, 2022. This decrease of $14.8 million was primarily driven by nature of and timing of milestones achieved as outlined in the Global Development Plan under the Janssen Agreement for cilta-cel in the year ended December 31, 2023.

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
Operating Expenses
Cost of Collaboration Revenue

Cost of collaboration revenue for the year ended December 31, 2023 was $144.2 million, compared to $65.4 million for the year ended December 31, 2022. This increase of $78.8 million was primarily due to our share of costs of costs of sales of CARVYKTI as part of the Janssen Agreement and expenditures to support expansion in manufacturing capacity.
Research and Development Expenses

Research and development expenses for the year ended December 31, 2023 were $382.2 million, compared to $335.6 million for the year ended December 31, 2022. This increase of $46.6 million was primarily due to research and development activities in cilta-cel, including higher patient enrollment for Phase 3 clinical trials for cilta-cel, and an increase in research and development activities for other pipeline items. Also, the increase in research and development expenses is due to personnel and start up costs to establish the manufacturing facility in Belgium for initial clinical production. The other pipeline expenses include continued investment in our solid tumor programs, which includes two IND approvals that advanced into Phase 1 development.
Administrative Expenses

Administrative expenses for the year ended December 31, 2023 were $106.8 million, compared to $80.6 million for the year ended December 31, 2022. This increase of $26.2 million was due to our expansion of supporting administrative functions to facilitate business growth and investment in building global information technology infrastructure.
Selling and Distribution Expenses

Selling and distribution expenses for the year ended December 31, 2023 were $94.2 million, compared to $93.4 million for the year ended December 31, 2022. This increase of $0.8 million was due to an increase in costs associated with commercial activities for cilta-cel.
Other Income and Gains

Other income and gains for the year ended December 31, 2023 was $58.1 million, compared to $12.0 million for the year ended December 31, 2022. This increase of $46.1 million was primarily driven by increases in interest income and gain on investments for the year ended December 31, 2023.
Other Expenses

Other expenses for the year ended December 31, 2023 was $28.5 million, compared to $9.8 million for the year ended December 31, 2022. The increase of $18.7 million was primarily due to an increase in foreign exchange loss.

Finance Costs

Finance costs for the year ended December 31, 2023 was $21.8 million, compared to $10.8 million for the year ended December 31, 2022. The increase of $11.0 million was primarily due to an increase in interest on advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted by principal and applicable interests upon such principal.

Fair Value Gain/(Loss) of Warrant Liability

Fair value gain of warrant liability for the year ended December 31, 2023 was $85.8 million, compared to a fair value gain of $20.9 million for the year ended December 31, 2022. The $106.7 million increase was due to the fair value loss recorded on the full exercise of the warrant we issued to an institutional investor in May 2021, which warrant was fully exercised on May 11, 2023.
Income Tax (Expense)/ Benefit

Income tax benefit for the year ended December 31, 2023 was $1.9 million compared to $0.6 million of income tax expense for the year ended December 31, 2022. The $2.5 million decrease in income tax expense was due to the reversal of previously accrued reserves for uncertain tax positions upon the expiration of the statute of limitations.
Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The preparation of our consolidated financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, costs and expenses. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates. Our most critical accounting policies are summarized below. See note 2.4 to our consolidated financial statements included in this Annual Report for a description of our other significant accounting policies.
Revenue Recognition
Upfront fees
For collaboration and license agreements we have or may enter into, the transaction price is generally comprised of an upfront payment due at contract inception and variable consideration in the form of payments for our services and materials and milestone payments due upon the achievement of specified events

Upfront payment is allocated to a single performance obligation in the Novartis Licensing Agreement. The $100.0 million upfront fees from Novartis were included in the transaction price upon contract inception in 2023 and will be recognized when the performance obligation to deliver the intellectual property and complete the Phase 1 trial are finished over time. The $100.0 million upfront fees were fully received by us in early 2024.
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

Additionally, under the Janssen Agreement, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones, up to $210 million for the achievement of specified net trade sales milestones, and up to an additional $605 million for the achievement of specified future development and regulatory milestones. We have received $410.0 million in milestone payments through December 31, 2024. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property, including a technology transfer service, that was satisfied in 2018. We will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price.

For a description of the upfront and milestone payments Janssen has made to us under the Janssen Agreement and potential future milestone payments Janssen may make to us under the Agreement, see “Item 4. Information on the Company—B. Business Overview—Collaboration and License Agreement with Janssen Biotech, Inc.”

Under the Novartis License Agreement, Novartis has agreed to pay up to $1.01 billion in milestone payments upon achievement of specified clinical, regulatory and commercial milestones, as well as tiered royalties on net sales. We determined that any milestone payments will be recognized when the milestone is achieved as they were determined to relate predominately to the license granted and therefore have been excluded from the transaction price.

For a description of the upfront and milestone payments Novartis has made to us under the Novartis License Agreement and potential future milestone payments Novartis may make to us under the Agreement, see “Item 4. Information on the Company—B. Business Overview—Novartis License Agreement.”

Profit Sharing and Collaboration Revenue

We and Janssen share equally profits on sales of CARVYKTI in all areas other than the People's Republic of China, excluding Greater China, where we retain or bear 70% of pre-tax profits or losses. In all areas other than Greater China, as Janssen is the principal in the sale transaction with the customer, we recognize a pro-rata share of collaboration net trade sales in the period Janssen completes the sale and delivers the product to the customer. Our share of collaboration net trade sales in all areas other than Greater China are recognized within collaboration revenue on the statement of profit or loss and other comprehensive income. Subsequent to regulatory approval and commercial launch, revenue from sales of product in Greater China will be recognized within Product sales on the statement of profit or loss and other comprehensive income as we will be the principal in the sale to the customer.

Collaborative activities

In addition to the license of intellectual property, the Janssen Agreement includes joint development, manufacturing and commercial activities that are performed by us and our collaboration partner. These activities and the related consideration for these activities are outside the scope of IFRS 15 as we and our collaboration partner are both active participants in the activities and are exposed to significant risks and rewards of such activities. We recognize a pro-rata share of costs associated with these collaboration activities when incurred.

Issued But Not Yet Effective International Financial Reporting Standards
See note 2.3 to our consolidated financial statements in this Annual Report for a description of recent accounting pronouncements applicable to our consolidated financial statements.
B.Liquidity and Capital Resources
Sources of Liquidity

Since our inception, we have incurred significant operating losses. We expect to incur operating losses in the near term as we advance the preclinical and clinical development of our research programs and product candidates. Based on our cash and cash equivalents, and deposits of $1.1 billion, as of December 31, 2024, we expect that we will be able to fund our planned operations and capital expenditure requirements into the second quarter of fiscal year 2026.

With the exception of our first product, CARVYKTI, which was initially approved by the FDA on February 28, 2022, we do not currently have any approved products and we have not generated any revenue from product sales for other products. From inception through December 31, 2024, we have funded our operations primarily with approximately:
•$3.9 million in capital contributions from Genscript;
•$160.5 million in gross proceeds from the sale of our Series A preference shares;
•$760.0 million in upfront and milestone payments from Janssen under our collaboration and license agreement;

•$450.1 million in net proceeds from our U.S. initial public offering and an additional $12.0 million from a concurrent private placement with Genscript;
•$300.0 million in net proceeds from our private placement to an investor and related warrant issuance in May 2021;
•$323.4 million in net proceeds from our public offering of ADSs that closed in December 2021
•$250.0 million in advances from Janssen under the Janssen Agreement;
•$377.6 million in net proceeds from our public offering of ADSs that closed in July 2022;
•$234.4 million in net proceeds from private placements to certain investors in May and June 2023;
•$349.3 million in net proceeds from our public offering of ADS that closed in May 2023;
•$199.7 million in net proceeds from the exercise in full of a warrant held by one of our investors; and
•$100.0 million upfront payment from Novartis under the Novartis License Agreement.

As of December 31, 2024, we had approximately $286.7 million of cash and cash equivalents, approximately $840.3 million of time deposits, and accumulated losses of $1.66 billion.

Certain of our subsidiaries, including those registered as wholly foreign-owned enterprises in the PRC, are required to set aside at least 10.0% of their after-tax profits to their general reserves until such reserves reach 50.0% of their registered capital. Under PRC regulations, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Although we do not currently require any such dividends from our PRC subsidiaries to fund our operations, should we require additional sources of liquidity in the future, such restrictions may have a material adverse effect on our liquidity and capital resources. For more information, see “Item 4.B-Business Overview - Government Regulation - PRC Regulation - Other PRC National- and Provincial-Level Laws and Regulations - Regulations Relating to Dividend Distributions.”
Cash Flows
The following table shows a summary of our cash flows:

	Year Ended December 31,
	2024	2023	2022
	(in thousands)
Net cash used in operating activities	(144,033)	(393,276)	(201,281)
Net cash (used in) provided by investing activities	(850,544)	92,786	(77,092)
Net cash provided by financing activities	5,698	791,490	377,976
Net (decrease) increase in cash and cash equivalents	(988,879)	491,000	99,603
Operating Activities
Net cash used in operating activities for the year ended December 31, 2024 was $144.0 million, primarily as a result of net loss before tax of $158.1 million after adjusting for non-cash items, changes in operating assets and liabilities, and cash items. Non-cash items mainly include $61.2 million of finance income, $21.6 million of finance cost, $12.7 million for the provision for the inventory reserves, $10.7 million of depreciation expense of property, plant and equipment, an asset impairment loss of $4.4 million, $1.9 million of amortization expense of intangible assets, $10.7 million of depreciation of right-of-use assets, $109.3 million of foreign exchange gain and $68.9 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $93.8 million primarily resulting from a $100 million receivable in connection with the Novartis License Agreement which was received in 2024, an increase in prepayment, other receivable and other assets of $61.7 million, an increase in collaboration inventories of $17.2 million, an increase in trade payables of $14.1 million, an increase in other payables and accruals of $45.7 million, and a decrease in contract liabilities (current and non-current) of $49.7 million. Cash items primarily include Interest income received of $37.3 million, offset by interest on lease interest payments of $1.8 million.

Net cash used in operating activities for the year ended December 31, 2023 was $393.3 million, primarily as a result of net loss before tax of $520.1 million after adjusting for non-cash items, changes in operating assets and liabilities, and cash items. Non-cash items mainly include $54.5 million of finance income, $21.8 million of finance cost, $3.6 million for the provision for the inventory reserves, $10.7 million of depreciation expense of property, plant and equipment, $1.9 million of amortization expense of intangible assets, $7.8 million of depreciation of right-of-use assets, $85.8 million of fair value gain of warrant liability, $28.2 million of foreign exchange loss and $47.7 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include an increase in trade receivables of $99.0 million primarily resulted from a $100 million receivable in connection with the Novartis License Agreement which was received after December 31 2023, an increase in prepayment, other receivable and other assets of $8.7 million, an increase in collaboration inventories of $12.7 million, a decrease in trade payables of $12.7 million, an increase in other payables and accruals of $38.8 million, an increase in contract liabilities (current) of $52.5 million and an increase in contract liabilities (non-current) of $47.5 million. Cash items primarily include interest income received of $47.3 million, income tax received of $1.0 million, which is a refund of prior year's income tax return previously paid partially offset by interest on lease payments $1.4 million.

Net cash used in operating activities for the year ended December 31, 2022 was $201.3 million, primarily as a result of net loss before tax of $445.7 million after adjusting for non-cash items, changes in operating assets and liabilities, and cash items. Non-cash items mainly include $8.2 million of finance income, $10.8 million of finance cost, $10.2 million of depreciation expense of property, plant and equipment, $2.5 million of amortization expense of intangible assets, $5.7 million of depreciation of right-of-use assets, $20.9 million of fair value gain of warrant liability, $9.2 million of foreign exchange loss and $34.3 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $50.3 million primarily resulted from receipt of two milestone payments, an increase in prepayment, other receivable and other assets of $50.6 million, a decrease in other non-current assets of $3.7 million, an increase in collaboration inventories of $8.6 million, an increase in deferred government grant of $6.2 million, an increase in trade payables of $25.9 million, an increase in other payables and accruals of $165.9 million and an increase of $0.2 million in other non-current liabilities. Cash items primarily include finance income received of $5.6 million and income tax received of $3.7 million, which is a refund of prior year's income tax return previously paid.
Investing Activities
Net cash used in investing activities for the year ended December 31, 2024 was $850.5 million, consisting primarily of an approximate $784.6 million increase in time deposits, a $14.1 million purchase of property, plant, and equipment, and a $54.9 million prepayment to collaborator for collaboration assets.

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
Financing Activities
Net cash provided by financing activities for the year ended December 31, 2024 was $5.7 million, consisting primarily of proceeds from exercise of share option of $9.7 million, partially offset by principal portion of lease payments of $4.0 million.

Net cash provided by financing activities for the year ended December 31, 2023 was $791.5 million, consisting primarily of net proceeds from issuance of ordinary shares for follow-on public offering of $349.3 million in May 2023, proceeds from issuance of ordinary shares for institutional investors, net of issuance cost of $234.4 million, proceeds from exercise of warrant by warrant holder, net of issuance cost of $199.7 million and proceeds from exercise of share option of

$11.8 million, partially offset by principal portion of lease payments of $3.8 million.
Net cash provided by financing activities for the year ended December 31, 2022 was $378.0 million, consisting primarily of net proceeds from issuance of ordinary shares for follow-on public offering of $377.6 million in July 2022, proceeds from exercise of share option of $2.9 million, partially offset by principal portion of lease payments of $2.6 million.
Capital Expenditure
Our capital expenditures for the years ended December 31, 2024, 2023 and 2022 amounted to $64.6 million, $104.0 million and $70.3 million, respectively. These expenditures primarily consisted of property, plant, equipment and collaboration assets.
As of December 31, 2024 and 2023, we had commitments for capital expenditures of approximately $3.0 million and $11.3 million, respectively, primarily for contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. We anticipate our capital expenditure in 2025 to be financed from our cash and cash equivalents on hand. Primarily, the capital expenditure will be made in the United States, Europe and China, where our principal manufacturing, and research and development facilities are currently located.
Funding Requirements
The following table sets forth our contractual obligations and commitments as of December 31, 2024:

	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years	Total
	(in thousands)
Lease obligations	$6,522	$15,430	$14,325	$60,113	$96,390
Capital commitment	3,047	—	—	—	3,047
Total	$9,569	$15,430	$14,325	$60,113	$99,437
This includes capital commitments, as well as payments due under operating leases for our facilities in New Jersey, Pennsylvania, Ireland, Belgium and China.
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

We expect to continue to incur expenses in connection with our ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for, our product candidates. In addition, following FDA’s approval of CARVYKTI, we continue to incur significant commercialization expenses related to program sales, marketing, manufacturing and distribution. For example, in addition to investing in our own facilities, we have supplemented our manufacturing capabilities and infrastructure by entering into agreements with a CMO and may enter into additional CMO agreements in the future. Furthermore, we expect to incur additional costs associated with operating as a public company. Accordingly, we may need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts.

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
•the amount and timing of revenue we receive from commercial sales of CARVYKTI under the Janssen Agreement;
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
In addition to our commercial product CARVYKTI, we have a broad portfolio of earlier-stage product candidates. Identifying potential product candidates and conducting preclinical studies and clinical trials is a time- consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales for such product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues from earlier-stage product candidates, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we may need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.
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

Under the Janssen Agreement, until such time as our collaboration experiences its first profitable year, we are entitled to receive advances from Janssen if the collaboration’s estimated working capital for any year falls below $50 million. In such event, Janssen provides advances to us in an amount equal to the excess of $50 million over the collaboration’s working capital for the year. The total amount of such advances in any calendar year may not exceed $125 million and the total amount of such advances outstanding at any time may not exceed $250 million. The interest rate pursuant to the Janssen Agreement has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Janssen has the right to recoup such advances and interest from our share of the collaboration’s pre-tax profits and, subject to some limitations, from milestone payments due to us under the Janssen Agreement. We are not otherwise obligated to repay the advances or interest, except in connection with our change in control or a termination of the Janssen Agreement by Janssen due to our material breach of the agreement. We may, at any time in our discretion, voluntarily pre-pay any portion of the then outstanding advances or associated interest. As of December 31, 2024, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $51.2 million, respectively.

Certain Supplemental Non-IFRS Metrics

As described in this section, our management uses various financial metrics, including certain metrics that are not prepared in accordance with IFRS, to measure and assess the performance of our business, to make critical business decisions, and to assess our compliance with certain financial obligations. We therefore believe that presentation of certain of these non-IFRS metrics alongside the IFRS measures in this Annual Report will aid investors in understanding our business.

The non-IFRS metrics should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. We strongly encourage investors to review our historical financial statements in their entirety and to use the measures presented in accordance with IFRS as the primary means of evaluating our performance. Moreover, we encourage investors to review the definitions and reconciliations of non-IFRS financial measures to their most directly comparable IFRS measures. In addition, non-IFRS metrics are not uniformly defined by all companies, including those in our industry. Accordingly, non-IFRS metrics may not be comparable with similarly titled measures and disclosures by other companies, and we therefore encourage investors to review the discussions of these non-IFRS financial measures particularly the limitations on their usefulness-and to understand how such measures differ from similarly titled measures that may be presented by other companies in the pharmaceutical industry or in general.

Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share

We use Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share (which we sometimes refer to as “Adjusted EPS” “ANI per Share”) as performance metrics. Adjusted Net Income (Loss) and ANI per share are not defined under IFRS, are not a measure of operating income, operating performance, or liquidity presented in accordance with IFRS, and are subject to important limitations. Our use of Adjusted Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. For example:

•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted Net Income (Loss) does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements.
•Adjusted Net Income (Loss) excludes unrealized foreign exchange gain (loss) which resulted primarily from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EUR.
•Adjusted Net Income (Loss) does not reflect changes in, or cash requirements for, our working capital needs.
•In addition, Adjusted Net Income (Loss) excludes such as share based compensation expense, which has been, and will continue to be for the foreseeable future, a significant recurring expense for our business and an important part of our compensation strategy.

Also, our definition of Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share may not be the same as similarly titled measures used by other companies.

However, we believe that providing information concerning Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Income (Loss) as a performance metric that guides management in its operation of and planning for the future of the business. We believe that adjusted Net Income (Loss) provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Income (Loss) as net loss adjusted for (1) non-cash items such as depreciation and amortization, share based compensation, fair value loss of warrant liability, and loss on impairment asset, and (2) unrealized foreign exchange gain or loss mainly related to intercompany loan balances and cash deposit balances as a result of exchange rate changes between USD and EUR.

Adjusted Net Income (Loss) per Share is computed by dividing Adjusted Net Income (Loss) by the weighted average shares outstanding.

A reconciliation between Adjusted Net Income (Loss) and Net Loss, the most directly comparable measure under IFRS, has been provided in below.

	December 31, 2024	December 31, 2023	December 31, 2022
	US$'000, except per share data
Net loss	(177,026)	(518,254)	(446,349)
Depreciation and amortization	23,359	20,451	18,392
Share based compensation	68,941	47,680	34,338
Impairment loss	4,423	—	—
Unrealized foreign exchange loss/(gain) (included in Other Expenses, other income and gains)	(108,509)	28,645	9,882
Fair value loss of warrant liability	—	85,750	(20,900)
Adjusted net loss	(188,812)	(335,728)	(404,637)

ANI per share:
ANI per share - basic	(0.52)	(0.95)	(1.27)
ANI per share - diluted	(0.52)	(0.95)	(1.27)

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
E.Critical Accounting Estimates
Not Applicable.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information relating to our current directors and executive officers as of March 1, 2025:

Name	Age	Position
Executive Officers
Ying Huang, Ph.D.	52	Chief Executive Officer and Director
Jessie Yeung	40	Interim Chief Financial Officer
Non-Employee Directors
Fangliang Zhang, Ph.D.	60	Chairman of the Board of Directors
Ye (Sally) Wang, M.S.	56	Director
Li Zhu Ph.D.	75	Director
Darren Xiaohui Ji, M.D., Ph.D.	63	Independent Director
Corazon D. Sanders Ph.D.	68	Independent Director
Yau Wai Man Philip, CPA	49	Independent Director
Patrick Casey, Ph.D.	69	Independent Director
Li Mao, MD	68	Independent Director
Tomas Heyman	69	Independent Director
Peter Salovey, Ph.D.	67	Independent Director
Executive Officers

Ying Huang, Ph.D., has served as our chief executive officer since September 2020 and previously served as our chief financial officer from July 2019 until May 2022. Dr. Huang has also been a director of Quanta Therapeutics, Inc., a privately-held company, since February 2022. Prior to joining us, Dr. Huang was a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc. from August 2014 to July 2019, where he led a team of analysts covering more than 30 biotechnology companies including Amgen, Gilead, Celgene, Biogen and others that encompass a wide range of therapeutic areas. Dr. Huang began as a biotechnology analyst in 2007 and previously worked at Wells Fargo (formerly Wachovia), Credit Suisse, Gleacher and Barclays before joining BofA Securities, Inc. Prior to his Wall Street career, Dr. Huang was a Principal Scientist at Schering-Plough (now Merck & Co.) in the Department of Chemical Research focusing on small molecule drug discovery in the therapeutic areas of cardiovascular and central nervous system. He is also the co-author of multiple patents and peer-reviewed publications. Dr. Huang holds a Ph.D. in Bio-organic Chemistry from Columbia University. Dr. Huang also studied at Columbia Business School and in the Special Class for the Gifted Young at the University of Science and Technology of China. In December 2021, Dr. Huang was appointed to our board of directors as a Class I director.

Jessie Yeung, has served as our interim chief financial officer since January 2025 and previously served as our Vice President of Investor Relations and Finance from June 2024 to January 2025, after serving as our Executive Director of Finance from June 2023 to June 2024, and Head of Investor Relations and Corporate Finance from June 2019 to November 2021. Previously, Ms. Yeung served as the Vice President of Investor Relations and Corporate Finance of Rocket Pharmaceuticals, Inc. from March 2022 to April 2023. Prior to that, she worked at Bank of America Merrill Lynch, Wells Fargo and J.P. Morgan. Ms. Yeung holds an MBA from Columbia Business School and a B.S. in Business Administration from Carnegie Mellon University.
Non-Employee Directors

Fangliang Zhang, Ph.D., has served as our director and chairman of our board of directors since August 2022. Dr. Zhang has been an executive director of GenScript since December 2022 and, prior that, was a non-executive director of GenScript from May 2022 to December 2022. Prior to that time, he was chairman and an executive director of GenScript from 2015 to 2020. He also serves as the CEO of certain companies within the Genscript group. He co-founded the GenScript group in 2002 and has been the director of various group companies prior to GenScript becoming the holding company of the group companies pursuant to the corporate reorganization for GenScript’s initial public offering in 2015. In

2015, Dr. Zhang founded the Company as a subsidiary of GenScript, expanding GenScript’s business goal to research, manufacture and commercialize a broad range of immunotherapy treatments. Dr. Zhang served as Chairman of our board of directors from 2015 to November 2020 and served as our Chief Executive Officer from August 2020 to September 2020. In 2018, Dr. Zhang was awarded Person of the Year at the China Healthcare Summit in recognition of his contribution to and significant impact on the healthcare field. Before founding GenScript, Dr. Zhang worked as a Principal Scientist at Schering-Plough from 1995 to 2002 where he received its Presidential Award. Dr. Zhang holds a Ph.D. in biochemistry from Duke University, a Master’s degree from Nanjing University and a Bachelor’s degree from Chengdu Institute of Geology.

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

Li Zhu, Ph.D., has served as our director since November 2020. Dr. Zhu is the Chief Strategy Officer for Genscript since November 2020. Previously, Dr. Zhu was the Vice President of Strategy of Genscript from 2010 to February 2017, served as Chief Strategy Officer of Genscript from February 2017 to July 2019 and served as a consultant for Genscript from July 2019 to November 2020. Before joining Genscript, Dr. Zhu worked at Clontech Laboratories, Inc. as a Director of Molecular Biology from 1990 to 2000. Dr. Zhu founded Genetastix Corporation, Inc., a biotech company focused on yeast-based antibody discovery, and served as President and Chief Executive Officer from 2000 to 2005. Dr. Zhu then worked at biotech companies in China, serving as Vice President of Research at Cathay Biotech, Inc. from 2006 to 2008, and as vice president of HUYA Biomedical Technology (Shanghai) Co., Limited from 2009 to 2009. Dr. Zhu has served as a director of Genscript since November 2020 and as a director of Adagene Inc. since August 2023. Dr. Zhu holds a B.S. in biology from the East China Normal University and a Ph.D. in molecular biology and immunology from Stanford University.
Darren Xiaohui Ji, M.D., Ph.D., has served as our director since May 2020. Dr. Ji currently serves as chief executive officer and chairman of the board of directors of Elpiscience Biopharmaceuticals, Inc., a clinical stage immunotherapy company that he co-founded in June 2017. He also served as a Venture Partner of Lilly Asia Ventures (LAV), a position he held from January 2017 to December 2019. Prior to that, Dr. Ji was Global Head and Vice President of Business Development in Asia and Emerging Markets at F. Hofmann-La Roche Ltd. from 2013 to December 2016. Dr. Ji started his career at Procter & Gamble Pharmaceuticals with responsibilities in drug R&D and business development from 1997 to 2007. He then co-founded and managed as chief executive officer of PharmaLegacy Laboratories in Shanghai in 2008. From 2008 to 2013, he served as a board member of the BayHelix Group, a community of business leaders of Chinese Heritage in life science. Dr. Ji holds an M.D. from China Medical University, a Ph.D. from University of Sheffield in the United Kingdom and an M.B.A. from the University of Chicago.

Corazon (Corsee) Sanders, Ph.D., has served as our director since May 2020. Dr. Sanders has been a member of AltruBio Inc. (f/k/a AbGenomics Holdings Inc.) since March 2020, of Beigene, Ltd since August 2020, and of Ultragenyx Pharmaceuticals, Inc. since June 2021. She was on the board of directors of Molecular Templates, Inc. from December 2019 to December 2024. Dr. Sanders previously served as a Strategic Advisor to the Office of the Celgene Chief Medical Officer from March 2018 to November 2019. Prior to that, Dr. Sanders was a Member of the Juno Therapeutics Executive Committee as Executive Vice President of Development Operations, with responsibilities for strategic operations, quantitative sciences, biosample and clinical operations from January 2017 to March 2018. Dr. Sanders was a Member of the Genentech/Roche Late Stage Portfolio Committee from 2009 to 2017, and Global Head of the Genentech/Roche Late Stage Clinical Operations from 2012 to 2017. Dr. Sanders also served on the Board of Trustees of the Fred Hutchinson Cancer Research Center and has been the co-chair of the board of Advisors of the newly created Fred Hutchinson Research Center since 2022. Dr. Sanders holds a B.S. and M.S. in statistics, graduating Magna Cum Laude from the University of the Philippines, and an M.A. and Ph.D. in statistics from the Wharton Doctoral Program at the University of Pennsylvania.

Yau Wai Man Philip, CPA, has served as our director since May 2020. Mr. Yau has been the chief financial officer of C. & J. Clarks International Limited since October 2021. Prior to that, Mr. Yau worked at Ernst & Young China Practice as a partner, risk advisory China South market leader, serving clients in Greater China, where he advised on finance, management, and business issues and before that, he worked at Protiviti Greater China Practice as a managing director and Shenzhen office leader, where he was primarily responsible for overall management of the company. Mr. Yau served as a director of China General Education Group Limited, an education services company, from June 2021 until April 2022. Mr. Yau is a certified public accountant in the United States, a fellow member of the Hong Kong Institute of Certified Public Accountants, and a certified internal auditor with the Institute of Internal Auditors. Mr. Yau holds a B.A. in accounting from the Lundquist College of Business of University of Oregon in the United States and an Executive M.B.A. from a joint school program by Kellogg School of Management, Northwestern University and the Hong Kong University of Science and Technology.
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

Li Mao, M.D., has served as our director since August 2022. Dr. Mao currently serves as President of R&D and Chief Medical Officer of Betta Pharmaceuticals Co., Ltd., a position he has held since February 2025. Prior to that, he served as Chief Medical Officer for SciClone Pharmaceuticals, Inc. from June 2022 to February 2025. Prior to that, Dr. Mao served as Chief Medical Officer of Sino Biopharmaceutical Co., Ltd. from May 2021 to June 2022, Chief Executive Officer of Livzon Bio from March 2021 to April 2021 and Chief Executive Officer of Xcovery Holdings, Inc. from November 2018 to March 2021. Dr. Mao also served as Senior Vice President and Chief Medical Officer of Betta Pharmaceuticals Co., Ltd. from March 2018 to March 2021 and Vice President at Johnson & Johnson from June 2016 to February 2018. In addition, he served as a Professor at the MD Anderson Cancer Center from 2004 to March 2009 and a Professor at the University of Maryland, Baltimore from March 2009 to June 2016. Dr. Mao also served as a member of the board of directors of Betta Pharmaceuticals Co., Ltd, which is publicly listed on the Shenzhen Stock Exchange, from April 2018 to March 2021. Dr. Mao holds a Medical Doctor’s degree from Nanjing Medical University. Dr. Mao also completed a postdoctoral fellowship in cancer genetics at The John Hopkins University School of Medicine.

Tomas J. Heyman, has served as our director since August 2022. Mr. Heyman previously served as the President of Johnson & Johnson’s Corporate Venture Capital Group, the venture capital arm of Johnson & Johnson, a Global Healthcare Company from 2015 to September 2019 and as the Global Head of Business Development for Johnson & Johnson’s Pharmaceutical Group from 1992 to 2015. In addition, Mr. Heyman previously served as Chief Executive Officer of Janssen Pharmaceutica N.V., a pharmaceutical company, from 2008 to 2016. Mr. Heyman has served as a director of OptiNose, Inc., a specialty pharmaceutical company, since December 2020, a director of Akero Therapeutics, Inc., a biotechnology company, since June 2020 and Exelixis Inc., an oncology company, since May 2023. Mr. Heyman previously served as a director of Invivyd Inc. (formerly known as Adagio Therapeutics Inc.), a biopharmaceutical company, from June 2021 to May 2024, and as a director of Xilio Therapeutics, Inc., a biotechnology company, from September 2022 to June 2024. Mr. Heyman graduated as Master of Law from the K.U. Leuven in Belgium. He continued with post-graduate studies in International Law in Geneva, Switzerland, and post-graduate studies in business management at the University of Antwerp in Belgium.

Peter Salovey, Ph.D. has served as our director since August 2024. Dr. Salovey is the Chris Argyris Professor of Psychology and previously served as the twenty-third president of Yale University, serving as President from July 2013 to June 2024. Before becoming president, Dr. Salovey served as Yale’s provost, dean of Yale College, and dean of the Yale Graduate School of Arts and Sciences. Dr. Salovey holds an A.B. (psychology) and A.M. (sociology) from Stanford University and an M.S., M.Phil., and Ph.D. in psychology from Yale University.
Family Relationships
There are no family relationships among any of our executive officers or directors.
B.Compensation
Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid $2.7 million in cash and benefits to our current and former executive officers, and we paid $0.5 million in cash to our non-employee directors. For the year ended December 31, 2024, the non-cash compensation (based on fair value as of the grant date) to our current and former executive officers was equal to $2.5 million, and for non-employee directors was equal to $1.7 million. As previously announced on December 23, 2024, Ms. Lori Macomber resigned as Chief Financial Officer of the Company effective January 2, 2025. The aggregate cash and benefits provided to our executive officers for the year ended December 31, 2024 includes compensation received from the Company by Ms. Macomber during such year.

Our board of directors has adopted a non-employee director compensation policy, pursuant to which each of our directors who is not an employee of our company or affiliated with an entity that beneficially owns 5% or more of our outstanding ordinary shares, which are Dr. Ji, Dr. Sanders, Mr. Yau, Dr. Casey, Mr. Heyman, Dr. Mao, and Dr. Salovey, is eligible to receive compensation for service on our board of directors and committees of our board of directors. Each eligible director receives an annual cash retainer of $75,000 for serving on our board of directors. The Chair of the Audit Committee and the Chair of the Compensation Committee receive an additional $25,000 and $20,000, respectively, each year. All annual cash compensation amounts are payable in equal quarterly installments in advance within the first 30 days of each quarter in which the service will occur.

Each new eligible director who joins our board of directors will receive a restricted share unit award for a number of ordinary shares equal to $350,000 divided by one half of the closing price of our ADSs on the date of grant. The restricted share unit awards granted pursuant to our non-employee director compensation policy will vest one-third on the first anniversary of the date of grant and the remaining shares vest in eight equal quarterly installments thereafter, subject to continued service as a director through the applicable vesting date.

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
Employment Agreements and Indemnification Agreements

We have an employment agreements with our Chief Executive Officer and each of our executive officers has executed a form of our standard intellectual property rights assignment, non-competition and confidentiality agreement, with modifications thereto addressed in their respective employment agreements. Each executive officer has also agreed that Dr. Frank Zhang has voting power over any ordinary shares issued pursuant to the exercise of share options under an irrevocable proxy. The material terms of each agreement are described below.

Amended and Restated Employment Agreement with Dr. Ying Huang, Our Chief Executive Officer

Dr. Huang’s current annual base salary is $750,750, and in March 2025, our board of directors approved an increase to Dr. Huang’s annual base salary to $782,282, to be effective as of March 31, 2025. Under the terms of the amended and restated employment agreement, Dr. Huang is eligible for a discretionary annual cash bonus with a target of 75% (the “CEO Annual Bonus”) of Dr. Huang’s then-current base salary (the “CEO Target Amount”). Dr. Huang’s eligibility for the CEO Annual Bonus will be based upon the board of director’s assessment of the attainment of individual and corporate performance goals as determined by the board of directors in its sole discretion.

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

•payment of the CEO Prior Year Bonus if unpaid as of the Date of Termination;

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

Employment Offer Letter with Jessie Yeung

We have an employment offer letter with Ms. Yeung. Her current base salary is $345,299 and she is eligible for a discretionary annual cash bonus with a target of 35% of Ms. Yeung’s then-current base salary. In January 2025, we began providing Ms. Yeung an additional payment of $1,200 per bi-monthly paycheck while she is serving as our interim Chief Financial Officer. Ms. Yeung’s year-end bonus was not altered by the Notification of Change. Ms. Yeung is also eligible to receive certain benefits upon certain changes in control pursuant to our Employee Change in Control Equity Acceleration Policy, as described below under “—Employee Change in Control Equity Acceleration Policy.”

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

Employee Change in Control Equity Acceleration Policy

In August 2024, in order to assure the present and future continuity, objectivity and dedication of our employees in the event of a change in control to maximize the value of the Company on a change in control, we adopted the Legend Biotech Employee Change in Control Equity Acceleration Policy (the “Equity Acceleration Policy”). The Equity Acceleration Policy provides change in control benefits to our eligible employees, including Ms. Yeung but excluding Dr. Huang.

Pursuant to the terms of the Equity Acceleration Policy, any eligible employee which is involuntary terminated without cause or a resigns for good reason (a “Change in Control Termination”), in each case, upon an Ownership Change Event (as defined in the Equity Acceleration Policy) or a series of related Ownership Change Events (collectively, the "Transaction") wherein the direct or indirect shareholders of the Company immediately before the Transaction do not retain, immediately after the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting shares of the Company, will be entitled to early vesting and, if applicable, exercisability of each outstanding and unvested equity award, including, without limitation, each restricted stock, stock option, restricted stock unit and stock appreciation right, held by the Participant (as defined below) that would have vested during the thirty-six (36) month period following the Change in Control Termination and any forfeiture restrictions or rights of repurchase thereon shall immediately lapse as of immediately prior to the Change in Control Termination. A Participant’s benefits under the Equity Acceleration Policy are subject to such Participant executing a general release, which shall include customary confidentiality, post-employment non-competition and non-solicitation covenants.

Our employees that are eligible to participate in the Equity Acceleration Policy (a “Participant”) are those employees who on the effective date of a Change in Control (as defined in the Equity Acceleration Policy) are an employee of the Company or any of its subsidiaries but excluding any individuals that currently are party to a change in control or similar severance agreement.
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

As of December 31, 2024, options covering 4,440,070 ordinary shares with a weighted-average exercise price of $10.60 per share were outstanding, and 3,723,274 ordinary shares remained available for the future option grants.
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

The maximum aggregate number of shares that may be issued pursuant to all awards granted under the RSU Scheme is 26,000,000 shares. As of December 31, 2024, restricted share units covering 4,779,024 ordinary shares were outstanding, and 16,622,819 ordinary shares remained available for future grant under the RSU Scheme.
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
C.Board Practices
Board of Directors

Our board of directors consists of eleven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he or she is interested, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (a) such director has declared the nature of his or her interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he or she knows his or her interest then exists, or in any other case at the first meeting of the board after he or she knows that he or she is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to raise or borrow money, to mortgage or charge its undertaking, property assets (present or future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. In accordance with the Nasdaq listing requirements, as a foreign private issuer, we may rely on home country governance requirements and certain exemptions thereunder rather than relying on the Nasdaq governance requirements. However, our board of directors has undertaken a review of the independence of the directors. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Darren Xiaohui Ji, Corazon D. Sanders, Yau Wai Man Philip, Patrick Casey, Li Mao, Tom Heyman and Peter Salovey, representing seven of our eleven directors, are “independent directors” as defined under current rules and regulations of the SEC and Nasdaq. In making such determination, our board of directors considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out their responsibilities.

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

Duties of Directors
Under Cayman Islands law, our directors have a fiduciary duty to act honestly and in good faith with a view to our best interests. Our directors must exercise their powers only for a proper purpose. Our directors also have a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our third amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.
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
•exercising the borrowing powers of our company and mortgaging the property of our company; and
•exercising any other powers conferred by the shareholders meetings or under our third amended and restated memorandum and articles of association.
Terms of Directors and Executive Officers

In accordance with our third amended and restated memorandum and articles of association, our board of directors is divided into three classes, each of which consists, as nearly as possible, of one-third of the total number of directors constituting our entire board and which serve staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire are elected to serve from the time of election and qualification until the election and qualification of successor directors at the third annual meeting following election, or until the director’s earlier removal, resignation or death. Our directors are divided among the three classes as follows:

•Class I, which consists of Ye Wang, Darren Xiaohui Ji, Ying Huang, and Tomas Heyman, and their term expires at our annual meeting of shareholders in 2024;
•Class II, which consists of Patrick Casey, Yau Wai Man Philip, and Fangliang Zhang and their term expires at our annual meeting of shareholders in 2025; and
•Class III, which consists of Li Zhu, Corazon D. Sanders, Li Mao, and Peter Salovey and their term expires at our annual meeting of shareholders in 2026.
Our third amended and restated memorandum and articles of association provides that the authorized number of directors may be changed only by resolution approved by a majority of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.
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
D.Employees

As of December 31, 2024, we had approximately 2,600 employees, 228 of whom hold Ph.D., M.D, or other terminal degrees. Of these approximately 2,600 employees, 391 are engaged in research and development activities and the remainder are engaged in business development, finance, information systems, facilities, human resources, administrative support or other business functions. In Belgium, we have entered into collective bargaining agreements that guarantee certain rights. None of our other employees are subject to collective bargaining agreements. We consider our relationship with our employees to be good. The average number of temporary employees during the most recent financial year was approximately 360.
At each date shown, we had the following number of employees engaged in either administrative or research and development functions, as indicated below.

	As of December 31,
	2024	2023	2022
Function:
General and administrative	232	179	175
Research and development	391	305	305
Sales and marketing	77	62	57
Others	1909	1,280	850
Total	2,609	1,826	1,387
Geography:
United States	1347	1,016	739
Asia-Pacific	612	544	563
Europe	650	266	85
Total	2,609	1,826	1,387
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

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders

We had 367,298,315 ordinary shares outstanding as of December 31, 2024. Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of December 31, 2024:
•Each of our directors and executive officers;
•All of our directors and executive officers as a group; and
•Each person known to us to beneficially own more than 5% of our ordinary shares.
Except as otherwise indicated, the business addresses of the persons listed in the table is c/o Legend Biotech Corporation, 2101 Cottontail Lane, Somerset, New Jersey, 08873.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of December 31, 2024, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number of ordinary shares beneficially owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Genscript Biotech Corporation (1)	174,497,556	47.5%
AquaPoint L.P(2)	30,300,000	8.3%
Entities affiliated with FMR LLC(3)	26,614,023	7.2%
Executive Officers and Directors:
Ying Huang, Ph.D.	214,364	*
Jessie Yeung	—	*
Fangliang Zhang, Ph.D.(4)	1,067,386	*
Ye (Sally) Wang, M.S. (5)	168,642	*
Darren Xiaohui Ji, M.D., Ph.D. (6)	51,415	*
Corazon D. Sanders, Ph.D (7)	41,963	*
Yau Wai Man Philip, CPA (8)	11,096	*
Li Zhu, Ph.D (9)	8,400	*
Patrick Casey, Ph.D (10)	51,672	*
Li Mao, MD (11)	27,248	*
Tomas Heyman (12)	15,652	*
Peter Salovey, Ph.D.	—	*
All Current Executive Officers and Directors as a Group (12 persons)	1,657,838	*
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

3.This information is based solely on a Schedule 13G/A filed with the SEC on February 12, 2025 by FMR LLC and Abigail P. Johnson, reporting the beneficial ownership of FMR LLC and certain of its subsidiaries and affiliates including FIAM LLC IA, Fidelity Institutional Asset Management Trust Company BK, Fidelity Management & Research (Hong Kong) Limited IA, Fidelity Management & Research (Japan) Limited IA, Fidelity Management & Research Company LLC * IA, Fidelity Management Trust Company BK and Strategic Advisors LLC IA (together, the “FMR Reporters”) as of December 31, 2024. The Schedule 13G reports that FMR LLC has the sole voting and dispositive power with respect to the 26,614,023 ordinary shares. The address for the FMR Reporters is 245 Summer Street, Boston, Massachusetts 02210. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

4.Consists of 1,067,386 ordinary shares as of December 31, 2024 over which Dr. Zhang has voting power pursuant to an irrevocable proxy, which became effective upon the exercise of the stock options pursuant to which such ordinary shares were issued and terminates with respect to any such ordinary shares sold by their registered owner in a public market sale. Dr. Zhang is shareholder of Genscript Biotech Corporation, a publicly traded company on the Hong Kong Stock Exchange, but does not have voting or dispositive power over the ordinary shares held by Genscript Biotech Corporation. Excludes 30,300,000 ordinary shares for which AquaPoint is the registered owner (the “AquaPoint Shares”). Pending the completion of AquaPoint’s liquidation, all voting and dispositive power with respect to the AquaPoint Shares is held by the joint official liquidators pursuant to the AquaPoint Judgment. See note 2.

5.Consists of 84,321 ADSs (the equivalent of 168,642 ordinary shares) directly held by Ms. Wang. Through a family trust, Ms. Wang and her family hold 32.98% of AquaPoint L.P., whose general partner is Genscript Corporation, the largest holder of our largest shareholder, Genscript Biotech Corporation. Ms. Wang does not hold any voting or dispositive power over the AquaPoint Shares. Pending the completion of AquaPoint L.P.’s liquidation, all voting and dispositive power with respect to the AquaPoint Shares is held by the joint official liquidators pursuant to the AquaPoint Judgment. See note 2.

6.Consists of 13,707.5 ADSs (the equivalent of 27,415 ordinary shares) directly held by Dr. Ji. Also includes options to acquire 12,000 ADSs (the equivalent of 24,000 ordinary shares) exercisable as of March 1, 2025.

7.Consists of 17,981.5 ADSs (the equivalent of 35,963 ordinary shares) directly held by Dr. Sanders. Also includes options to acquire 3,000 ADSs (the equivalent of 6,000 ordinary shares) exercisable as of March 1, 2025.
8.Consists of 2,548 ADSs (the equivalent of 5,096 ordinary shares) directly held by Mr. Yau. Also includes options to acquire 3,000 ADSs (the equivalent of 6,000 ordinary shares) exercisable as of March 1, 2025.

9.Consists of 4,200 ADSs (the equivalent of 8,400 ordinary shares) held by Fanny Wan, Dr. Zhu’s spouse.

10.Consists of 16,836 ADSs (the equivalent of 33,672 ordinary shares) directly held by Dr. Casey. Also includes options to acquire 9,000 ADSs (the equivalent of 18,000 ordinary shares) exercisable as of March 1, 2025.

11.Consists of 7,624 ADSs (the equivalent of 15,248 ordinary shares) directly held by Mr. Mao. Also includes options to acquire 6,000 ADSs (the equivalent of 12,000 ordinary shares) exercisable as of March 1, 2025.

12.Consists of 1,826 ADSs (the equivalent of 3,652 ordinary shares) directly held by Mr. Heyman. Also includes options to acquire 6,000 ADSs (the equivalent of 12,000 ordinary shares) exercisable as of March 1, 2025.
None of our principal shareholders has voting rights different than our other shareholders.
As of December 31, 2024, we estimate that 163,779,270 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by three holders of record, which represents in the aggregate 44.6% of our outstanding ordinary shares as of December 31, 2024. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B.Related Party Transactions

The following is a description of related party transactions we have entered into or been a participant in since January 1, 2024, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Transactions with our Largest Shareholder Genscript
Genscript is our largest shareholder, owning approximately 47.5% of our outstanding ordinary shares as of December 31, 2024. Below is a summary of the other transactions we are party to with Genscript. As we continue to grow and execute on our business strategy, we anticipate that from time to time we will likely continue to enter into similar and other transactions with Genscript where we can take advantage of the resources and expertise that Genscript can provide. Any future transaction we enter into with Genscript would be evaluated at an arms’ length basis and approved in accordance with our related person transaction policy described below.

Master Products, Services and Related Agreements

Master Products and Services Agreement

On October 1, 2022, Legend Biotech USA Inc. entered into a Master Products and Services Agreement with Genscript USA Inc., a subsidiary of Genscript (the “Master Products and Services Agreement”). All materials and services that we (including any of our subsidiaries) purchase from Genscript (and any of its affiliates, other than Legend Biotech and our subsidiaries) in the ordinary course of business (including any such services or materials that were otherwise purchased pursuant to other agreements between Legend Biotech and Genscript), are within the scope of, and subject to the Master Products and Services Agreement. Such services and materials include (i) services relating to gene synthesis, plasmid preparation, oligo synthesis, peptides, protein expression, reagent antibodies, GMP plasmid and viral vectors, biology discovery and development and other customized services and (ii) materials related to protein detection and cell isolation and activation. The parties may contract for additional products and services under separate statements of work under the Master Products and Services Agreement. During 2024, we incurred expenses of approximately $5.5 million under this agreement. The Master Products and Services Agreement had an initial term of one year and was automatically extended for two additional years. Under the agreement, aggregate purchases by Legend Biotech are capped at $7.3 million per calendar year.

Probio Exclusive License Agreement

We entered into the Exclusive License Agreement dated as of August 18, 2021 with Nanjing Probio Biotech Co., Ltd (“Probio”), a related party controlled by Genscript, pursuant to which we granted to Probio and its affiliates an exclusive license under specified patents and related know-how in exchange for Probio’s payment to us of $1.5 million and its agreement to provide, within two years of the date of the agreement, $1.5 million in the form of CDMO services to us. Under this agreement, Probio is responsible for paying us a 10.0% royalty on any revenue generated by Probio as a result of Probio’s sublicense of such specified patents and related know-how to third parties. During 2024, we recognized revenue of approximately $224,000 for royalties pursuant to this agreement.

Probio Collaboration and License Agreement

We entered into a Collaboration and License Agreement dated as of February 25, 2024 with Probio, pursuant to which we and Probio agreed to collaborate to develop and commercialize products using certain of our and/or Probio’s antibodies and their variants. Under this agreement, (a) Probio agreed to pay us (i) $10,000 upon the execution of this agreement and (ii) $90,000 upon the achievement of a milestone relating to the functional validation of certain variant(s) of a licensed antibody, (b) we and Probio will share revenue generated as a result of our or Probio’s sublicense of the applicable intellectual property, with the allocation of such sublicensing revenue varying depending upon the contribution of us and Probio to the applicable product and (c) we agreed to pay Probio 10% of net sales of any product developed by Legend using a variant to a licensed antibody which was developed by or on behalf of Probio.

Government Affairs Service Agreement

In January 2020, Legend Nanjing and entered into a Government Affairs Services Framework Agreement with Genscript Nanjing pursuant to which Genscript performed services relating to the establishment and maintenance of relationships with government agencies and institutions, government grant application, and assistance, advice, and support services with respect to centrally operated government affairs. The agreement has a scheduled expiration date of December 2025. During 2024, we incurred expenses of approximately $157,000 under this agreement.

Pay-on-behalf-of Services Agreement

In January 2020, Legend Nanjing entered into a Pay-on-behalf-of Agreement with Genscript Nanjing, pursuant to which Legend reimburses Genscript for payments Genscript makes on Legend’s behalf to certain vendors who provide services to both Legend Biotech and Genscript. These services include domestic shipping, engineering maintenance, software licenses, electricity and waste expense, IT services, postal service, HR training, security, cafeteria services and other related services. The agreement has a scheduled expiration date of December 2025. During 2024, we incurred expenses of approximately $956,000 under this agreement.

Facilities

Piscataway - Legend Biotech USA Inc., as tenant, was party to a lease agreement with Genscript USA Holdings, Inc. ("Genscript USA"), effective January 1, 2022, for an approximately 22,000 square foot facility in Piscataway, New Jersey, of which 8,000 square feet is designated as the laboratory area, and 14,000 square feet is designated as the administrative area (the “Piscataway Facility”). This lease agreement expired on December 31, 2023.

We entered into a new Lease Agreement with Genscript USA for the Piscataway Facility, effective January 1, 2024. This lease agreement expires on June 30, 2025, subject to our right to extend the lease agreement, whether in whole, or with respect to either the laboratory area or the administrative area, on a month-to-month basis thereafter. Under this lease agreement, we agreed to pay (i) $45,833.34 per month for rent during 2024, (ii) $47,208.34 per month for rent from January 2025 through June 2025 and (iii) in the event we’ve exercised our right to extend the term of the lease agreement beyond June 2025, $49,568.75 per month from July 2025 through December 2025. If we exercise our right to extend this lease agreement for either (but not both of) the administrative area or the laboratory area, the rental rate will be reduced accordingly. If we exercise our right to extend this lease agreement beyond June 2025, the rent will be subject to renegotiation.

In addition, we agreed to pay Genscript USA $19,888.38 per month during 2024 for common area maintenance expenses, including allocations for (i) real estate taxes against the building and surrounding area, (ii) casualty and liability insurance, (iii) cleaning, landscaping, snow removal and similar expenses. There is an annual reconciliation of these payments against actual common area maintenance expenses, with any additional payment required by Legend Biotech capped at 20% of these scheduled payments. We agreed that the amount of such payments will increase by 3% from January through June 2025, and if we exercise our right to extend the lease agreement beyond June 2025, these payments will increase by an additional 5% from July 2025 through December 2025. If we exercise our right to extend this lease agreement for either (but not both of) the administrative area or the laboratory area, these payments will be reduced accordingly. If we exercise our right to extend this lease agreement beyond December 2025, these payments will be subject to renegotiation. During 2024, we incurred expenses of approximately $951,000 under this lease agreement, which includes payments for rent, common area maintenance expenses, and utilities.

Animal Facility Lease and Services Agreements - We are party to an animal facility lease agreement with Genscript Nanjing, under which we lease a 1,000 square meter animal facility in Nanjing, China, at a cost of approximately RMB 51,000 per month ($7,163 per month, based on the conversion rate of RMB 7.12 to $1.00, which was the exchange rate on December 31, 2024) (value-added tax included). The lease expires in June 2025. In addition, we entered into an Animal Technical Service Agreement with Genscript Nanjing during April 2021, which we renewed in January 2022, pursuant to which Genscript Nanjing provides facility operation, animal procurement, quarantine, animal feeding and care, and animal testing compliance services to us. This agreement expired on December 31, 2024. During 2024, we incurred expenses of approximately $1.05 million under this agreement.

Dublin - In 2018, we entered into a lease agreement with Tango Medic SLU, under which we lease an approximately 8,300 square foot facility in Dublin, Ireland. The term of this lease was originally from August 2018 to August 2028. Genscript has guaranteed our obligations under this lease. In December 2024, we entered into a deed of variation and release relating to this lease agreement which, among other things, extended the term of the lease through August 2028 and released Genscript from its guaranty of the lease.
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
Employment Agreements and Indemnification Agreements
We have entered into an employment agreement with our Chief Executive Officer, and have entered into indemnification agreements with our Chief Executive Officer and our directors. For more information see “Item 6.B. Directors, Senior Management and Employees— Compensation— Employment Agreements and Indemnification Agreements.”
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
For summaries of material provisions of our third amended and restated memorandum and articles of association, and of the Companies Act (As Revised), insofar as they relate to the material terms of our ordinary shares, please refer to Exhibit 2.4 filed with this Annual Report.
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

Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our initial public offering and other fundraising activities in our business. Based on our operating history and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ending December 31, 2024. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, including the current taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending December 31, 2024, and expresses no opinion with regard to our expectations regarding our PFIC status for the current or future taxable years.
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
The interest rate pursuant to our collaboration and license agreement with Janssen, has transitioned in accordance with the LIBOR Act. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. Accordingly, changes in SOFR could result in fluctuations in our cash flow. For example, based on the $250.0 million aggregate principal amount of advances outstanding from Janssen as of December 31, 2024, a 0.5% (fifty basis point) per annum increase in SOFR would result in an additional $1.3 million per year in interest payable by the Company.

Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2024 and 2023.

Our financial results are subject to fluctuations due to foreign exchange rate movements. We conduct business in multiple currencies, and as a result, we are exposed to exchange rate fluctuations that may impact our financial statements. Unrealized foreign exchange gains and losses arise from the revaluation of monetary assets and liabilities denominated in foreign currencies, as well as from translation adjustments related to our international operations. These unrealized gains and losses can significantly impact our net income and financial position, even when there is no underlying economic impact on our cash flows. If exchange rates move unfavorably, we may experience substantial unrealized losses, which could negatively affect our reported earnings and create volatility in our financial performance.

In addition, the value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. In recent years, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. Significant revaluation of the RMB may have a negative effect on our business.

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
A deposit agreement among ourselves, the depositary, yourself as an ADR holder and all other ADR holders, and all beneficial owners of an interest in the ADSs evidenced by ADRs from time to time sets out the ADR holder rights as well as rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs. A copy of the deposit agreement is incorporated by reference as exhibit 2.2 to this Annual Report.

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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not Applicable.

B. Not Applicable.

C. Not Applicable.

D. Not Applicable.

E. Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Interim Chief Financial Officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, to allow timely decisions regarding required disclosure.
B.Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Interim Chief Financial Officer has assessed the effectiveness of internal control over financial reporting as of December 31, 2024. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)” (“2013 framework”), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on that assessment, management concluded that, as of December 31, 2024, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2024, which is included herein. See paragraph (c) of the present Item 15, below.

C.Attestation Report of Independent Registered Public Accounting Firm

See report of Ernst & Young LLP, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-5.
D.Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financing reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the fiscal year ended December 31, 2024 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent auditor since May 2022 and has audited our consolidated financial statements for the years ended December 31, 2024 and December 31, 2023. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young LLP for the periods indicated. We did not pay any other fees to Ernst & Young LLP during the periods indicated below.

	For the Years Ended December 31, US$’000
	2024	2023
Audit Fees[1]	4,191	3,478
Audit-related Fees[2]	—	—
Total	4,191	3,478

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

Audit Committee Pre-approved Policies and Procedures

Currently, all audit services and permissible non-audit services to be provided by our independent registered public accountant, Ernst & Young LLP, must be approved by our audit committee, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit, in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. All of the services related to us provided by Ernst & Young LLP during the year ended December 31, 2024 were pre-approved by the audit committee.
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

ITEM 16H. MINE SAFETY DISCLOSURE
Not Applicable.
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.
ITEM 16J. INSIDER TRADING POLICIES

In May 2020, an insider trading policy was adopted by our board of directors, governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees, to promote compliance with insider trading laws, rules and regulations, and Nasdaq listing standards applicable to us, which was later amended in March 2025. In addition, it is the Company's intent to comply with applicable laws and regulations relating to insider trading. The latest version of our insider trading policy is filed as Exhibit 11.2 to this Form 20-F.
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

Our information security function is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company’s overall risk management strategy, and communicating key priorities to relevant personnel. Our Interim CFO is responsible for approving budgets, our information security function, and prepares for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Our response process to cybersecurity incidents is designed to escalate certain incidents to members of management depending on the circumstances, including our CEO and Interim CFO. In the event of a cybersecurity incident, our CEO and Interim CFO and others would work with the Company's incident response team to help the Company mitigate and remediate cybersecurity incidents of which they are notified. In addition, the Company's incident response policy includes reporting to the board of directors committee responsible for certain cybersecurity incidents.

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

2.4***
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act (incorporated herein by reference to Exhibit 2.4 to the Registrant's Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024 (incorporated herein by reference to Exhibit 2.4 to the Registrant's Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024

2.5***
Form of Securities Purchase Agreement, dated as of May 5, 2023, between Legend Biotech Corporation, T. Rowe Price Associates, Inc., and Purchasers (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on May 8, 2023

4.1***^
Collaboration and License Agreement among Legend Biotech USA, Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc., dated December 21, 2017, as amended (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.2***
Form of Indemnification Agreement between the Registrant and each of its executive officers and directors (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.3+***
Amended and Restated Employment Agreement, by and among the Registrant, Legend Biotech USA Inc. and Ying Huang, effective August 3, 2022 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K (File No. 001-39307), filed with the SEC on August 4, 2022

4.4+***
First Amendment to Amended and Restated Employment Agreement by and among the Registrant, Legend Biotech USA Inc. and Ying Huang, effective December 14, 2023 (incorporated herein by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024)

4.7+***
Share Option Scheme (including proxy form, notice of grant, notice of exercise and share purchase agreement and investment representation statement) (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.8*	Lease Agreement between Legend Biotech USA, Inc. and Genscript USA Holding, Inc., dated as of January 1, 2024

4.9+***
Amended and Restated 2020 Restricted Shares Plan (including form of Restricted Share Unit Award Agreement) (incorporated herein by reference to Exhibit 4.4 to the Registrants Registration Statement on Form S-8 (File No. 333-283217), filed with the SEC on November 14, 2024)

4.10***^
Interim Product Supply Agreement, dated as of February 28, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 4.7 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 31, 2022)

4.11*	Non-Employee Director Compensation Policy

4.12***^
Amendment No. 1 to Interim Product Supply Agreement, dated as of July 7, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on July 13, 2022)

4.13***
Amendment No. 2 to Interim Product Supply Agreement, dated as of October 17, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on November 22, 2022)

4.14***
Amendment No. 3 to Interim Product Supply Agreement, dated as of November 16, 2022, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on November 22, 2022)

4.15***^
Amendment No. 1 to Collaboration and License Agreement, dated as of February 26, 2018 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc. (incorporated herein by referenced to Exhibit 4.12 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.16***
Amendment No. 3 to Collaboration and License Agreement, dated December 10, 2018 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc. (incorporated herein by referenced to Exhibit 4.13 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.17***^
Amendment No. 5 to Collaboration and License Agreement, dated November 30, 2020 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc. (incorporated herein by referenced to Exhibit 4.14 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.18***^
Amendment No. 6 to Collaboration and License Agreement, dated December 7, 2020 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc. (incorporated herein by referenced to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.19***^
Amendment No. 7 to Collaboration and License Agreement, dated July 26, 2021 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc. and Janssen Pharmaceutica NV (incorporated herein by referenced to Exhibit 4.16 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.20***^
Amendment No. 8 to Collaboration and License Agreement, dated November 11, 2021 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc. and Janssen Pharmaceutica NV (incorporated herein by referenced to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.21***^
Amendment No. 9 to Collaboration and License Agreement, dated July 7, 2022 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc., and Janssen Pharmaceutical NV (incorporated herein by referenced to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 30, 2023)

4.22***^
Master Technology Transfer, Manufacturing and Clinical Supply Services Agreement for BCMA CAR-T Product, dated April 12, 2023, between and among Janssen Research & Development, LLC, Legend Biotech USA Inc., and Novartis Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K (File No. 001.39307), filed with the SEC on April 14, 2023)

4.23***#
Amendment No. 1 to Master Technology Transfer, Manufacturing and Clinical Supply Services Agreement for BCMA CAR-T Product, dated December 13, 2023, between and among Janssen Research & Development, LLC, Legend Biotech USA Inc., and Novartis Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 4.23 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024)

4.24***^
License Agreement, dated November 10, 2023, between Legend Biotech Ireland Limited and Novartis Pharma AG (incorporated herein by reference to Exhibit 4.24 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024)

4.25+***	Incentive Compensation Recoupment Policy (incorporated herein by reference to Exhibit 4.25 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024)

4.26***^
Amendment No. 2 to Master Technology Transfer, Manufacturing and Clinical Supply Services Agreement for BCMA CAR-T Product, dated March 15, 2024, between and among Janssen Research & Development, LLC, Legend Biotech USA Inc., and Novartis Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 4.26 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024)

4.27*^
Master Manufacturing and Supply Services Agreement for BCMA CAR-T Product, dated March 27, 2024, between and among Janssen Pharmaceuticals Inc., Legend Biotech USA Inc. and Novartis Pharmaceuticals Corporation

4.28*^	Amendment 1 to License Agreement, dated November 11, 2024, between Legend Biotech Ireland Limited and Novartis Pharma AG

4.29*^
Amendment No. 3 to Master Technology Transfer, Manufacturing and Clinical Supply Services Agreement for BCMA CAR-T Product, dated October 8, 2024, between and among Janssen Research & Development, LLC, Legend Biotech USA Inc., and Novartis Pharmaceuticals Corporation

4.30*^
Amendment No. 10 to Collaboration and License Agreement, dated May 20, 2024 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc., and Janssen Pharmaceutica NV

8.1*	List of Principal Subsidiaries of the Registrant

11.1***	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024)

11.2*	Insider Trading Policy of the Registrant

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, an independent registered public accounting firm.

101*
The following materials from Legend Biotech Corporation’s Report on Form 20.F formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) the Consolidated Statements of Financial Position, (iii) the Consolidated Statements of Changes in Equity, (iv) the Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements.

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

Date: March 11, 2025

LEGEND BIOTECH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Legend Biotech Corporation
Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Legend Biotech Corporation (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 11, 2025 expressed an unqualified opinion thereon.
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

Description of the matter
As discussed in Note 2 to the consolidated financial statements, the Company entered into a collaboration and license agreement (“collaboration agreement”) with Janssen Biotech, Inc. ("Janssen"). Under the collaboration agreement, the Company granted Janssen a worldwide, co-exclusive (with the Company) license to develop and commercialize cilta-cel. The Company and Janssen share equally revenue, expenses and profits of CARVYKTI in all geographies other than the People's Republic of China.

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
March 11, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Legend Biotech Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Legend Biotech Corporation’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Legend Biotech Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated March 11, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

Iselin, New Jersey
March 11, 2025

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Notes	2024	2023	2022
		US$’000, except per share data	US$’000, except per share data	US$’000, except per share data
REVENUE	5
License revenue		138,404	35,160	50,000
Collaboration revenue		482,580	249,804	66,677
Other revenue		6,257	179	328
Total revenue		627,241	285,143	117,005
Cost of collaboration revenue		(216,365)	(144,214)	(65,363)
Cost of license and other revenue		(18,216)	—	—
Research and development expenses		(413,544)	(382,218)	(335,648)
Administrative expenses		(136,783)	(106,769)	(80,631)
Selling and distribution expenses		(147,481)	(94,158)	(93,417)
Other income and gains	5	173,093	58,126	12,049
Other expenses		(40)	(28,484)	(9,823)
Fair value (loss)/gain of warrant liability		—	(85,750)	20,900
Loss on asset impairment		(4,423)	—	—
Finance costs	7	(21,615)	(21,794)	(10,796)
LOSS BEFORE TAX		(158,133)	(520,118)	(445,724)
Income tax (expense)/benefit	8	(18,893)	1,864	(625)
LOSS FOR THE YEAR		(177,026)	(518,254)	(446,349)
Attributable to:
Ordinary equity holders of the parent		(177,026)	(518,254)	(446,349)
LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT	9
Basic		(0.48)	(1.47)	(1.40)
Diluted		(0.48)	(1.47)	(1.40)
OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences:
Exchange differences on translation of foreign operations		(112,462)	29,633	9,807
Net other comprehensive (loss) income		(112,462)	29,633	9,807
OTHER COMPREHENSIVE (LOSS) INCOME FOR THE YEAR, NET OF TAX		(112,462)	29,633	9,807
TOTAL COMPREHENSIVE LOSS FOR THE YEAR		(289,488)	(488,621)	(436,542)
Attributable to:
Ordinary equity holders of the parent		(289,488)	(488,621)	(436,542)
The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2024 AND 2023

	Notes	December 31, 2024	December 31, 2023
		US$’000	US$’000
NON-CURRENT ASSETS
Property, plant and equipment	10	99,288	108,725
Advance payments for property, plant and equipment		374	451
Right-of-use assets	12	101,932	80,502
Time deposits	16	4,362	4,362
Intangible assets	11	2,160	4,061
Collaboration prepaid leases	12	172,064	151,216
Other non-current assets		6,056	1,493
Total non-current assets		386,236	350,810
CURRENT ASSETS
Collaboration inventories, net	13	23,903	19,433
Trade receivables	14	6,287	100,041
Prepayments, other receivables and other assets	15	130,975	69,251
Financial assets at fair value through profit or loss	29	—	663
Pledged deposits	16	70	357
Time deposits	16	835,934	30,341
Cash and cash equivalents	16	286,749	1,277,713
Total current assets		1,283,918	1,497,799
Total assets		1,670,154	1,848,609
CURRENT LIABILITIES
Trade payables	17	38,594	30,655
Other payables and accruals	18	166,180	122,307
Government grants	20	532	68
Lease liabilities	12	4,794	3,175
Tax payable		20,671	7,203
Contract liabilities	5	46,874	53,010
Total current liabilities		277,645	216,418
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	21	301,196	281,328
Lease liabilities long term	12	44,613	44,169
Government grants	20	6,154	7,305
Contract liabilities	5	—	47,962
Other non-current liabilities		—	56
Total non-current liabilities		351,963	380,820
Total liabilities		629,608	597,238
EQUITY
Share capital	22	37	36
Reserves	25	1,040,509	1,251,335
Total ordinary shareholders’ equity		1,040,546	1,251,371
Total equity		1,040,546	1,251,371
Total liabilities and equity		1,670,154	1,848,609

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the parent
	Share capital	Share premium*		Share-based compensation reserves*		Foreign currency translation reserve*		Retained accumulated losses*		Total equity
	US$‘000	US$‘000		US$‘000		US$‘000		US$‘000		US$‘000
As at January 1, 2022	31	1,261,454		19,702		4,864		(520,107)		765,944
Loss for the year	—	—		—		—		(446,349)		(446,349)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		9,807		—		9,807
Total comprehensive loss for the year	—	—		—		9,807		(446,349)		(436,542)
Issuance of ordinary shares relating to private placement for an institutional investor	—	—		—		—		—		—
Issuance of ordinary shares for follow-on public offering, net of issuance costs	2	377,641		—		—		—		377,643
Exercise of share options	—	4,070		(1,141)		—		—		2,929
Reclassification of vested restricted share units	—	13,850		(13,850)		—		—		—
Equity-settled share-based compensation expense	—	—		34,338		—		—		34,338
As at December 31, 2022	33	1,657,015	*	39,049	*	14,671	*	(966,456)	*	744,312
Loss for the year	—	—		—		—		(518,254)		(518,254)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		29,633		—		29,633
Total comprehensive loss for the year	—	—		—		29,633		(518,254)		(488,621)
Issuance of ordinary shares relating to private placement for an institutional investors, net of issuance costs	1	234,409		—		—		—		234,410
Issuance of ordinary shares relating to registered direct offering, net of issuance costs	1	349,277		—		—		—		349,278
Issuance of ordinary shares relating to the exercise of warrant	1	352,490		—		—		—		352,491
Exercise of share options	—	18,051		(6,230)		—		—		11,821
Reclassification of vested restricted share units	—	25,878		(25,878)		—		—		—
Equity-settled share-based compensation expense	—	—		47,680		—		—		47,680
As at December 31, 2023	36	2,637,120	*	54,621	*	44,304	*	(1,484,710)	*	1,251,371
Loss for the year	—	—		—		—		(177,026)		(177,026)
Other comprehensive loss:										—
Exchange differences on translation of foreign operations	—	—		—		(112,462)		—		(112,462)
Total comprehensive loss for the year	—	—		—		(112,462)		(177,026)		(289,488)
Exercise of share options	—	14,950		(5,229)		—		—		9,721
Reclassification of vested restricted share units	1	43,906		(43,906)		—		—		1
Equity-settled share-based compensation expense	—			68,941		—		—		68,941
As at December 31, 2024	37	2,695,976	*	74,427	*	(68,158)	*	(1,661,736)	*	1,040,546

*These reserve accounts comprise the consolidated reserves of $1,041 million, $1,251 million and $744 million in the consolidated statements of financial position as at December 31, 2024, 2023 and 2022, respectively

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Notes	2024	2023	2022
		US$’000	US$’000	US$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax		(158,133)	(520,118)	(445,724)
Adjustments for:
Finance income	5	(61,204)	(54,487)	(8,182)
Finance costs	7	21,615	21,794	10,796
Provision for inventory reserve		12,737	3,627	5,288
Loss on Impairment Asset	10	4,423	—	—
Depreciation of property, plant and equipment	10	10,700	10,704	10,173
Loss on disposal of property, plant and equipment		2	226	481
Amortization of intangible assets		1,931	1,924	2,476
Depreciation of right-of-use assets	12	10,728	7,823	5,743
Fair value loss/(gain) of warrant liability		—	85,750	(20,900)
Fair value gains on financial assets measured at fair value change through profit or loss	5	—	(663)	(593)
Foreign currency exchange (gain)/loss, net		(109,346)	28,224	9,159
Equity-settled share-based compensation expense		68,941	47,680	34,338
Deferred government grant		(565)	(628)	(307)
		(198,171)	(368,144)	(397,252)
Decrease/(increase) in trade receivables		93,754	(98,980)	50,320
Increase in prepayments, other receivables and other assets		(61,728)	(8,724)	(50,614)
(Increase)/decrease in other non-current assets		(4,563)	753	3,661
Increase in collaboration inventories		(17,208)	(12,706)	(13,893)
Government grant received		85	23	6,180
Increase/(decrease) in trade payables*		14,060	(50,201)	72,446
Increase/(decrease) in other payables and accruals*		45,692	(1,310)	119,287
Decrease in other non-current liabilities		(55)	(176)	(163)
(Decrease)/increase in contract liabilities, net		(49,696)	100,000	—
Increase in pledged deposits		(220)	—	(15)
Cash used in operations		(178,050)	(439,465)	(210,043)
Income tax paid		(1,550)	(668)	—
Interest income received		37,337	47,275	5,580
Income tax received		—	976	3,709
Interest on lease payments		(1,770)	(1,394)	(527)
Net cash used in operating activities		(144,033)	(393,276)	(201,281)

*Certain prior year amounts have been reclassified between (decrease)/increase in trade payables and (decrease)/increase in other payables and accruals for comparative purposes
The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Note	2024	2023	2022
		US$’000	US$’000	US$’000
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(14,105)	(20,084)	(20,927)
Purchase of intangible assets		—	(2,638)	(1,348)
Prepayment to collaborator for collaboration assets		(54,857)	(98,784)	(14,810)
Purchase of financial assets measured at fair value through profit or loss		(149,249)	—	(285,000)
Cash received from withdrawal of financial assets measured at fair value through profit or loss		149,249	185,000	99,990
Cash received from withdrawal of financial assets measured at amortized cost		—	—	30,000
Cash receipts of investment income		2,460	8,810	1,252
Addition in time deposits		(2,563,000)	(4,863,149)	(369,971)
Decrease in time deposits		1,778,442	4,882,724	483,617
Decrease in pledged deposits		516	907	105
Net cash (used in) provided by investing activities		(850,544)	92,786	(77,092)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares for institutional investors, net of issuance cost		—	234,410	—
Proceeds from issuance of ordinary shares for follow on public offering, net of issuance costs		—	349,278	377,643
Proceeds from exercise of warrant by warrant holder, net of issuance cost		—	199,741	—
Proceeds from exercise of share options		9,716	11,816	2,929
Principal portion of lease payments		(4,018)	(3,755)	(2,596)
Net cash provided by financing activities		5,698	791,490	377,976

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

	Note	2024	2023	2022
		US$’000	US$’000	US$’000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(988,879)	491,000	99,603
Effect of foreign exchange rate changes, net		(2,085)	682	(2,510)
Cash and cash equivalents at beginning of year	16	1,277,713	786,031	688,938
CASH AND CASH EQUIVALENTS AT END OF YEAR	16	286,749	1,277,713	786,031
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances		1,127,115	1,312,773	841,317
Less: Pledged deposits		70	357	1,270
Time deposits		840,296	34,703	54,016
Cash and cash equivalents as stated in the statement of financial position	16	286,749	1,277,713	786,031
Cash and cash equivalents as stated in the statement of cash flows		286,749	1,277,713	786,031
The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022
1. CORPORATE INFORMATION
Legend Biotech Corporation, (the "Company"), was incorporated on May 27, 2015 as an exempted company in the Cayman Islands with limited liability under the Companies Act (As Revised) of the Cayman Islands. The registered office address of the Company is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

Legend Biotech Corporation is an investment holding company. The Company’s subsidiaries are principally engaged in the discovery, and development, manufacturing and commercialization of novel cell therapies for oncology and other indications.
Information about subsidiaries

Company	Place and date of incorporation	Issued ordinary shares/paid-up capital		Percentage of equity interest attributable to the Company		Principal activities
				Direct %	Indirect %
Legend Biotech Limited (“Legend BVI”)	The British Virgin Islands June 2, 2015	US$	2,453,819,239	100	—	Investment holding
Legend Biotech HK Limited (“Legend HK”)	Hong Kong June 3, 2015	US$	2,453,819,239	—	100	Investment holding
Nanjing Legend Biotechnology Co., Ltd. (“Legend Nanjing”)	PRC* November 17, 2014	US$	212,500,000	—	100	Manufacture and sale of life sciences research products; performance and sale of research and development services
Legend Biotech USA Incorporated (“Legend USA”)	Delaware, United States of America August 31, 2017	—		—	100	Manufacture and sale of life sciences products; performance of life sciences research and development
Legend Biotech Ireland Limited (“Legend Ireland”)	Ireland November 13, 2017	US$	2,217,445,234	—	100	Manufacture and sale of life sciences products; performance of life sciences research and development; treasury center for Legend Biotech
Legend Biotech Belgium B.V. (“Legend Belgium”)	Belgium June 23, 2021	US$	46,177,685	—	100	Manufacture and sale of life sciences products
Hainan Chuanji Biotechnology Co., Ltd. (“Hainan Chuanji”)	PRC October 25, 2021	US$	4,000,000	—	100	General & administrative
Shanghai Chuanji Biotech Co., Ltd "(Shanghai Chuanji")	PRC January 22, 2025	Registered capital (not yet paid up): US$4,146,939		—	100	Manufacture and sale of life sciences products; performance of life sciences research and development
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
Basis of consolidation
The consolidated financial statements include the financial statements of the Company for each of the three years ended December 31, 2024. A subsidiary is an entity, directly or indirectly, controlled by the parent company Legend Biotech Corporation. Control is achieved when the parent company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the parent company the current ability to direct the relevant activities of the investee).
The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The results of subsidiaries are consolidated from the date on which Legend Biotech Corporation obtains control, and continue to be consolidated until the date that such control ceases.
Profit or loss and each component of other comprehensive income or loss are attributed to the equity holders of the Company. All inter-company assets and liabilities, equity, income, expenses and cash flows relating to inter-company transactions are eliminated in full on consolidation.

2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

Effective for the annual periods beginning on or after 1 January 2024, the Company applied for the first-time certain standards and amendments described below.

•In May 2023, the Board issued Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7. The adoption of this standard on January 1, 2024 did not have an impact on our consolidated financial statements and related disclosures.
•In September 2022, the Board issued Lease Liability in a Sale and Leaseback - Amendments to IFRS 16. The adoption of this standard on January 1, 2024 did not have an impact on our consolidated financial statements and related disclosures.
•In January 2020 and October 2022, the Board issued amendments to IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. The adoption of this standard on January 1, 2024 did not have an impact on our consolidated financial statements and related disclosures.

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
There were no new IFRS standards, amendments or interpretations that became effective in 2024 that had a material impact on the Company's consolidated financial statements.
2.3 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS
For the new and amended standards and interpretations that are issued, but not yet effective, the Company intends to adopt them, if applicable, when they become effective.

The Company is currently evaluating IFRS 18 to determine whether or not it will have a potential material impact on the Company’s presentation and notes to consolidated financial statements, further details of which are discussed below.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new.

IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements (PFS) and the notes.

In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards.

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively for comparative periods.

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
An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs of disposal essentially means what the asset could be sold for, having deducted costs of disposal (incrementally incurred direct selling cost). The Company evaluates fair value using the three techniques (market approach, cost approach and income approach) provided by IFRS 13. An impairment loss is charged to profit or loss in the period in which it arises.
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
Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Freehold land	Not depreciated
Building	39 years
Leasehold improvements	Lesser of the lease term or the asset life
Other	3 to 15 years
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
Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost. The useful lives of intangible assets are assessed to be either finite or indefinite. The Company does not have intangible assets that have been assessed to have indefinite useful lives. Intangible assets with finite lives are subsequently amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year end.
Intangible assets are amortized on the straight-line basis over the following useful economic lives:

Software	3 years
Patents	up to 20 years

Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of profit or loss and other comprehensive income in the expense category that is consistent with the function of the intangible assets.

An intangible asset is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss and other comprehensive income.

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
Company as a lessee
The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets. The Company allocates the consideration in the contract to the lease and non-lease components on the basis of the relative standalone price of each component. While the Company has not elected to combine the lease and non-lease components of any of its leases, the Company may elect an accounting policy, by asset class, to include both the lease and non-lease components as a single component and account for it as a lease.
(a)Right-of-use assets
Right-of-use assets are recognized at the commencement date of the lease (that is the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and any impairment losses, and adjusted for any re-measurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease terms and the estimated useful lives of the assets.
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

Leases of collaboration assets

The Company and its collaboration partner purchase assets to be used for their collaboration and share the associated costs in accordance with the terms and conditions of the Janssen Agreement (as defined below). The Company accounts for leases to and by the collaboration by applying the guidance in IFRS 16 on joint arrangements by analogy.

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
The Company’s financial assets include trade receivables, prepayments, other receivables and other assets, time deposits, pledged deposits, cash and cash equivalents, and financial assets measured at fair value through profit and loss.

Subsequent measurement
Financial assets measured at amortized cost
Financial assets measured at amortized cost are subsequently measured using the effective interest method less valuation allowances for expected credit loss. Gains and losses are recognized in the statement of profit or loss and other comprehensive income when the asset is derecognized, modified or impaired.

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

The Company does not have financial assets (debt instruments or equity instruments) measured at fair value with gain and losses through Other Comprehensive Income ("OCI").
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
The Company’s financial liabilities include trade payables, other payables and accruals, collaboration interest-bearing advanced funding, and lease liabilities.

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

The Company has not designated any financial liability as at fair value through profit or loss.

Collaboration inventories
Collaboration inventories include finished goods manufactured, items in the process of being manufactured, and the materials to be used in the manufacturing process associated with goods that are to be sold to the Company's collaboration partner. Finished goods represent manufactured product that are pending quality release. Upon quality release, the product is delivered to the Company's collaboration partner to distribute to the customer. The Company records within prepayments, other receivables and other assets the accounts receivable related to inventory delivered to the Company's collaboration partner as well as the amount the Company is entitled to be reimbursed from its collaboration partner for inventory costs incurred that are in process of production.

Collaboration inventories are stated at the lower of cost and the collaboration inventory's net realizable value. Cost is determined on the first-in, first-out basis and, in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overheads. Net realizable value is based on the estimated selling prices the collaboration sells the product to customers less any estimated costs to be incurred to completion and disposal and the estimated cost necessary to make the sale. The Company records inventory provisions for obsolete, slow moving or defective inventories.

Collaboration inventory costs for product that is used for preclinical and clinical programs are charged to research and development expenses directly when the inventory is dedicated to preclinical or clinical use.

Cash and cash equivalents
For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have an original maturity of three months when acquired. Cash and cash equivalents form an integral part of the Company’s cash management.
For the purpose of the consolidated statement of financial position, cash and cash equivalents comprise cash on hand and at banks, including deposits, and assets similar in nature to cash, in each case which are not restricted as to use.
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
Deferred tax is provided, using the liability method, on all temporary differences at the end of the reporting period between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes.
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
Deferred tax assets and deferred tax liabilities are offset if, and only if, the Company has a legally enforceable right to offset current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Income taxes may also include income tax liabilities where it is unclear how tax law applies to a particular transaction or where the acceptability of a tax treatment by a tax authority may not be known until the relevant tax authority or a court takes a decision in the future. This is commonly referred to as an "uncertain tax position" in which the tax treatment applied by the Company may be challenged by the relevant tax authority in the future. In applying such a judgement, the Company has to assume in our assessment that the relevant tax authority will examine amounts it has a right to examine and have full knowledge of all related information when making those examinations. Therefore, an uncertain tax liability will be recognized if the Company cannot conclude that it is probable that the relevant taxation authority will accept the Company's application of the tax treatment under those circumstances. When the Company cannot reach a conclusion that it is probable that the relevant taxation authority will accept the tax treatment based on the uncertain nature of the tax treatment, the Company must estimate the tax liability using one of the following methods: (a) the most likely amount method, which identifies the single most likely amount in a range of possible outcomes or (b) the expected value method, which uses the sum of weighted probability amounts in a range of possible outcomes. The Company reports this uncertain tax liability until there is a change in facts and circumstances on which the original judgement or estimate was based, which changes the original conclusion reached. This would include either (1) the Company would be able to now conclude that it is probable that the relevant tax authority will accept the tax treatment due to those changes in facts and circumstances or (2) the uncertain nature of the the acceptability of the tax treatment by the relevant tax authority becomes known and is no longer uncertain.
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
Collaboration Arrangements
The Company enters into collaboration arrangements with pharmaceutical and biotechnology collaboration partners, under which the Company may grant licenses to its collaboration partner to further develop and commercialize one or more of its product candidates. The Company may also perform research, development, manufacturing and commercial activities under its collaboration arrangements. Consideration under these contracts may include an upfront payment, development and regulatory milestones, commercial sales milestones and other contingent payments, expense reimbursements, and profit-sharing.
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

Janssen Agreement

In December 2017, the Company entered into a collaboration and license agreement (the “Janssen Agreement”) with Janssen Biotech, Inc., a Johnson & Johnson company ("Janssen"), for the worldwide development and commercialization of cilta-cel. Pursuant to the Janssen Agreement, the Company granted Janssen a worldwide, co-exclusive (with the Company) license to develop and commercialize cilta-cel. The Company and Janssen collaborates to develop and commercialize cilta-cel for the treatment of MM worldwide pursuant to a global development plan and global commercialization plan.

Janssen is responsible for conducting all clinical trials worldwide with participation by the Company's team in the United States and Greater China for cilta-cel. The Company is responsible for conducting regulatory activities, obtaining pricing approval and booking sales for Greater China, while Janssen will be responsible for conducting regulatory activities, obtaining pricing approval and booking sales for the rest of the world. The Company and Janssen share development, production and commercialization costs and pre-tax profits or losses equally in all countries of the world except for Greater China, for which any potential future cost-sharing and profit/loss split will be 70% for the Company and 30% for Janssen.

In connection with the Janssen Agreement, the Company entered into the Interim Product Supply Agreement dated as of February 28, 2022 (the “IPSA”) pursuant to which the Company will supply cilta-cel to Janssen for clinical and commercial use worldwide (excluding Greater China). Under the IPSA, Janssen pays the Company a transfer price for supplied product based on the total costs necessary to produce and supply such product. Ultimately, however, the cost for commercial supply and clinical supply of product are shared equally by the Company and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Janssen Agreement. The IPSA is renewed and will remain in effect until June 30, 2025, or such alternate date determined by the joint manufacturing committee (the “JMC”) that has been established under the Janssen Agreement. The IPSA will also terminate if the Janssen Agreement expires or is terminated. The company expects to enter into a product supply agreement with Janssen that will replace the IPSA.
Revenue recognition
Revenue from contracts with customers
The Company recognizes revenue in accordance with IFRS 15, Revenue from Contracts with Customer. Under IFRS 15, revenue from contracts with customers is recognized when control of goods or services is transferred to the customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. To determine revenue recognition for agreements that the Company determines are within the scope of IFRS 15, the Company performs the following five-steps: (i) identify the contract, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation.
Once a contract is determined to be within the scope of IFRS 15, at contract inception the Company assesses the contract to identify performance obligations and which of these performance obligations are distinct. A good or service that is promised to a customer is distinct if both of the following criteria are met: (a) the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer; and (b) the entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract.
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
Input Method

The Company uses input method to measure the progress toward the complete satisfaction of performance obligations satisfied over time. Significant management judgment is required in determining the level of effort required under an arrangement and the period over which the Company is expected to complete its performance obligations under an arrangement. The Company evaluates the measure of progress each reporting period and, if necessary, adjusts the measure of performance and related revenue recognition.
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
Profit sharing and collaboration revenue

The Company and Janssen share equally profits on sales of CARVYKTI in all areas other than the People's Republic of China, excluding the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan (“Greater China”), where the Company retains or bears 70% of pre-tax profits or losses. In all areas other than Greater China, as Janssen is the principal in the sale transaction with the customer, the Company recognizes a pro-rata share of collaboration net trade sales in the period Janssen completes the sale and delivers the product to the customer. The Company's share of collaboration net trade sales in all areas other than Greater China are recognized within collaboration revenue on the statement of profit or loss and other comprehensive income. Subsequent to regulatory approval and commercial launch, any revenue from potential future sales of product in Greater China will be recognized within Product sales on the statement of profit or loss and other comprehensive income as the Company will be the principal in the sale to the customer.

Collaborative activities
In addition to the license of intellectual property, the Janssen Agreement includes joint development, manufacturing and commercial activities that are performed by the Company and its collaboration partner. These activities and the related consideration for these activities are outside the scope of IFRS 15 as the Company and its collaboration partner are both active participants in the activities and are exposed to significant risks and rewards of such activities. The Company recognizes a pro-rata share of costs associated with these collaboration activities when incurred.
Product Sales
Revenue from the sale of goods is recognized at the point in time when control of the goods is transferred to the customer, generally on delivery of the goods. To date the Company has not generated any product sales. The Company's share of collaboration net trade sales in which Janssen is the principal in the sale transaction with the customer is recognized within collaboration revenue on the statement of profit or loss and other comprehensive income.
Cost of Collaboration Revenue
Cost of collaboration revenue relates to the sale of CARVYKTI and includes costs incurred by the Company as well as the Company's pro-rata share of cost of collaboration revenue. Cost of collaboration revenue includes the cost of inventory sold, manufacturing costs, other costs attributable to production, and provisions to write down inventory, such as for excess and obsolete inventory or inventory that did not meet quality specifications.

Cost of License and Other Revenue

Cost of license and other revenue relates to the Novartis License Agreement (as defined below) and includes the costs associated with the Legend Phase 1 Trial as well as supply of certain materials.

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
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by using a binomial model, and the fair value of each RSU is determined by reference to market price of the Company’s shares at the respective grant date, further details of which are given in notes 23 and 24 to the consolidated financial statements.
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

Defined contribution plan

Employees in the United States are eligible to participate in the defined contribution plan the Company sponsors. The defined contribution plan allows employees to contribute a portion of their compensation on a pre-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions up to certain limits.
Foreign Currency Transactions
These consolidated financial statements are presented in U.S. dollars as the Company's reporting currency. Each of the Company's subsidiaries determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency.

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
Global Economic Conditions

Worldwide economic conditions remain uncertain and the Company continues to monitor the impact of macroeconomic conditions, including those related to the public health crises, international tension and conflicts, the failure and instability of financial institutions and rising inflation rates.

Changes in tariffs, supply chain constraints, logistics challenges, labor shortages, international tension and conflicts and steps taken by governments and central banks, have led to fluctuating inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including fluctuating interest rates. The Company's manufacturing activities in the U.S., Europe and China have continued. Currently the Company has not experienced any material impact to its supply chain as a result of inflation and fluctuating interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. The Company believes it has established robust sourcing strategies for all necessary materials and does not expect any significant impact.

If these changes in economic conditions continue or if they increase in severity, it could result in further economic uncertainty and volatility in the capital markets in the near term, and could negatively affect the Company’s operations. Although the Company does not believe that these macroeconomic conditions have had a material impact on its financial position or results of operations to date, it may experience impacts in the near future (especially if inflation rates begin to rise again) on its operating costs, including its labor costs and research and development costs, due to supply chain constraints, consequences associated with public health crises, international tension and conflicts, and employee availability and wage increases, which may result in additional stress on our working capital resources.
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

(iii)Percentage of Completion method for revenue recognition

The Company recognizes license revenue under the Novartis License Agreement based on the progress toward satisfying the performance obligation over time. The progress is determined by a percentage of completion method with inputs including the actual accumulated R&D cost already incurred and the R&D budget developed for the Legend Phase 1 Trial. The R&D budget is a management estimation.

Impairment of non-financial assets

The Company assesses whether there are any indicators of impairment for all non-financial assets (including the right-of-use assets) at the end of each reporting period. Non-financial assets are tested for impairment when there are indicators that the carrying amounts may not be recoverable. An impairment exists when the carrying value of an asset or a cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The Company evaluates fair value using the three techniques (market approach, cost approach and income approach) provided by IFRS 13. For items within scope of IAS 36, market techniques will usually involve market transactions in comparable assets or, for certain assets valued as businesses, market multiples derived from comparable transactions.The cost approach reflects the amount that would be required currently to replace the service capacity of an asset (i.e., current replacement cost). It is based on what a market participant buyer would pay to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.The income approach converts future amounts (e.g., cash flows or income and expenses) to a single discounted amount. The fair value reflects current market expectations about those future amounts. When value in use calculations are undertaken, management must estimate the expected future cash flows from the asset or cash-generating unit and choose a suitable discount rate in order to calculate the present value of those cash flows.

Estimation uncertainty
The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.
Deferred tax assets
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary differences can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The outcome of their actual utilization may be different. Further details are contained in note 19 to the consolidated financial statements.

Uncertain tax treatments

Uncertain tax treatments are recognized where it may be unclear how tax law applies to a particular transaction or the acceptability of a tax treatment by a relevant taxation authority may not be known until the relevant taxation authority or a court takes a future decision. Significant management judgement is required in making this assessment as it requires examining tax law and historical precedence from case law and associated rulings or conclusions reached therein. The Company's transaction may have precedence that can inform the Company's judgement to varying degrees. In cases where facts of the transactions and tax and case law create a clear, binary choice, less judgement would be required to reach a conclusion. In cases where there may be limited to no historical precedence available to apply to the Company's transaction, or similar circumstances to analogize, the Company would have to apply judgement to assess the tax treatment to be applied to the Company's transaction. Significant judgement would then be required to conclude whether it is probable that the tax authority would accept the tax treatment given the absence of precedence or clear application of tax and case law to the Company's transaction. In applying such judgements and if the Company concludes it is not probable that the taxation authority will accept the tax treatment, the Company would then have to estimate the potential tax liability assuming the relevant tax authority may not accept the Company's tax treatment, which can involve significant estimation uncertainty. In each subsequent fiscal year, this conclusion would need to be reassessed for changes in facts and circumstances to reevaluate the judgements used and the estimates made.
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

Geographic information
(a)Revenue

	2024	2023	2022
	US$’000	US$’000	US$’000
License and other revenue
United States of America	144,341	35,160	50,000
China	320	179	328
Total revenue and other revenue	144,661	35,339	50,328

Collaboration revenue
United States of America	434,708	234,734	66,602
Europe	47,872	15,070	75
Total collaboration revenue	482,580	249,804	66,677
Total revenue	627,241	285,143	117,005

The revenue information above is based on the locations of the customers.

(b)Non-current assets

	December 31, 2024	December 31, 2023
	US$’000	US$’000
United States of America	188,383	151,225
China	46,080	56,007
Europe	147,411	139,216
Total	381,874	346,448
The non-current asset information above is based on the locations of assets and excludes non-current time deposits of $4.4 million as of both December 31, 2024 and 2023.

5. REVENUE, OTHER INCOME AND GAINS
REVENUE

An analysis of revenue is as follows:

	2024	2023	2022
	US$’000	US$’000	US$’000
Revenue
License revenue
License Revenue - Novartis	63,330	—	—
License Revenue - Janssen	75,074	35,160	50,000
License revenue - Total	138,404	35,160	50,000
Collaboration revenue	482,580	249,804	66,677
Other revenue	6,257	179	328
Total Revenue	627,241	285,143	117,005

An analysis of the timing of transfer of goods or services is as follows:

	2024	2023	2022
	US$’000	US$’000	US$’000
Revenue at a point in time	563,911	285,143	117,005
Revenue over time*	63,330	—	—
Total Revenue	627,241	285,143	117,005
*All revenue streams are recognized at a point in time except for License Revenue for Novartis which is recognized over time.

Janssen Agreement
The Company entered into the Janssen Agreement to develop and commercialize cilta-cel. The terms of the arrangement include: non-refundable upfront fees of $350.0 million and milestone payments for the achievement of specified manufacturing milestones, specified development milestones, specified regulatory milestones and specified net trade sales milestones of $125.0 million, $215.0 million, $800.0 million and $210.0 million, respectively.

Performance Obligations

The Janssen License revenue from the licensing of intellectual property represents a transaction with a customer and therefore is accounted for in accordance with IFRS 15. The Company identified one performance obligation:

• The transfer of a license of intellectual property, including a technology transfer service

The Company evaluated that the transfer of a license of intellectual property, including a technology transfer service, is a single performance obligation in the Janssen Agreement, which represents a right to use the Company's license as it exists at the point in time that the license is granted. The Company considers this performance obligation is distinct from other collaborative activities as the license has stand-alone value without the Company being further involved in the research and development or other collaborative activities.

Collaboration Revenue

	2024	2023	2022
	US$’000	US$’000	US$’000
Collaboration revenue	482,580	249,804	66,677

Collaboration revenue includes the Company's pro-rata share of collaboration net trade sales for which Janssen is the principal in the sale to the customers under Janssen Agreement. Collaboration revenue is recognized at the point in time when control of the goods is transferred by Janssen to the customer.

License Revenue - Janssen

	2024	2023	2022
	US$’000	US$’000	US$’000
License Revenue - Janssen	75,074	35,160	50,000

The Company recognized license revenue of $75.1 million for the year ended December 31, 2024 for milestones achieved under the Janssen Agreement. License revenue from the licensing of intellectual property is recognized at a point in time when the achievement of the milestones are no longer constrained (e.g. when the milestone event is highly probable of being achieved, and that it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract would not occur).

Transaction Price

The transaction price is fully allocated to the single performance obligation. The following table summarizes the composition of the cumulative total transaction price for the periods presented:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

The transfer of a license of intellectual property, including a technology transfer service
Upfront Payment	350,000	350,000
Milestones	410,000	335,000
Total	760,000	685,000

Fixed Consideration:

Upfront payment: Upfront payment is allocated to the single performance obligation in the Janssen Agreement. The upfront fees of $350.0 million were included in the transaction price upon contract inception in 2017 and were recognized when the single performance obligation to deliver the intellectual property, including a technology transfer service, was completed in 2018. The $350.0 million upfront fees were fully received by the Company in 2018.
Milestones: Certain milestone payments were allocated to the single performance obligation in the Janssen Agreement to deliver the license of intellectual property, including the technology transfer service. The initial two milestone payments of $50.0 million, in the aggregate, were included in the transaction price at contract inception in 2017 and were recognized when the single performance obligation was completed in 2018. Subsequently in 2019, an additional two milestone payments of $60.0 million, in the aggregate, were included in the transaction price when the milestones triggered by dosing of a specified number of patients in the CARTITUDE-1 clinical trial were achieved. In 2021, an additional milestone with a payment of $75.0 million was achieved relating to the clinical development of cilta-cel. In 2021, three additional milestone payments amounting to $65.0 million, in the aggregate, were achieved relating to the submission of a Marketing Authorization to the EMA, enrollment of a specified number of patients in the CARTITUDE-5 clinical trial and filing of a drug approval application for a product by the Ministry of Health, Labor and Welfare in Japan. In 2022, additional milestone payments of $50.0 million were achieved in connection with the submission of a NDA to Japan's Pharmaceuticals and Medical Devices Agency, the enrollment of a specified number of patients in the Company’s CARTITUDE-5 clinical trial and in connection with the receipt of a commercialization approval for cilta-cel in the U.S. In 2023, two additional milestone payments amounting to $35 million, in the aggregate, were achieved relating to the acceptance of a submission of a supplemental Biologics License Application ("BLA") to the FDA and the acceptance of a submission of a Type II variation application to the EMA. In 2024, two additional milestone payments amounting to $45 million and $30 million were achieved relating to the FDA's approval of CARVYKTI's label expansion to treat 2L+MM and a development milestone relating to dosing of the fifth patient in a registration study for the second original GDP indication, respectively.

Variable Consideration:

Future Milestone payments: As of December 31, 2024, pursuant to the Janssen Agreement, the remaining future contractual milestone payments potentially payable to the Company aggregated to $940.0 million for the achievement of various development, regulatory, manufacturing and net trade sales milestones. More specifically, the future contractual milestones consist of $125.0 million for the achievement of specified manufacturing milestones, $30.0 million for the achievement of specified development milestones, $575.0 million for the achievement of specified regulatory milestones and $210.0 million for the achievement of specified net trade sales milestones. The Company’s development plans and research progress might change from time to time, which would increase the uncertainties of achieving future contractual milestones. The Company does not believe $250.0 million of the remaining $940.0 million contractual milestone payments would be eligible to be received based on a subsequent change in development plan with the collaborator. Furthermore, the Company assessed that achievement of all the remaining contractual milestones is highly uncertain and the related milestone payments are not included in the transaction price. The milestone is achieved when the triggering event described in the agreement occurs.
Novartis License Agreement

On November 10, 2023, the Company, through its wholly owned subsidiary, Legend Biotech Ireland Limited, entered into a License Agreement with Novartis Pharma AG (the "Novartis License Agreement"). The Company granted

Novartis the worldwide rights to develop, manufacture and commercialize LB2102 and other potential chimeric antigen receptor T-cell (CAR-T) therapies selectively targeting DLL-3.

    The Novartis License Agreement was effective on December 28, 2023, with a $100 million receivable initially recorded, representing the Novartis non-refundable upfront payment received before December 31, 2024. Novartis has also agreed to pay up to $1.01 billion in milestone payments upon achievement of specified clinical, regulatory and commercial milestones, as well as tiered royalties on net sales.

The Company determined that any milestone payments will be recognized when the milestone is achieved as they were determined to relate predominately to the license granted and therefore have been excluded from the transaction price. The Company determined that any sales-based royalties will be recognized when the related sales occur as they were determined to relate predominately to the license granted and therefore have been excluded from the transaction price.

Under the Novartis License Agreement, the Company will conduct the Legend Phase 1 Trial and Novartis will conduct all other development, manufacture and commercialization for the licensed product(s).

Performance Obligations

The Novartis License Agreement represents a transaction with a customer and therefore is accounted for in accordance with IFRS 15. The Company has concluded that there are two distinct performance obligations.

• Performance Obligation 1 (PO1) - A combined performance obligation that includes Licensing of intellectual property and performing Legend Phase 1 clinical trial for LB2102 in the US.

The Company evaluated that the license (inclusive of know-how) and the delivery of final Documents which includes performing a Phase 1 clinical trial in the United States for LB2102 (the “Legend Phase 1 Trial”), is a single performance obligation in the the Novartis License Agreement, which represents a right to use the Company’s license over time after the license is granted and the Legend Phase 1 Trial is ongoing. Revenue from licenses is recognized when the value of the right to use of the license is transferred to the customer which occurs over time during the Phase 1 trial.

• Performance Obligation 2 (PO2) - Supply of materials

The supply of certain materials (supply of Lentivirus/other materials) are distinct and represent a second performance obligation.

License Revenue - Novartis

	2024	2023	2022
	US$’000	US$’000	US$’000
License Revenue - Novartis	63,330	—	—

The Company recognized license revenue under the Novartis License Agreement of $63.3 million for the year ended December 31, 2024 due to progress toward the satisfaction of the performance obligation satisfied over time. The Company recognizes revenue for licensing of intellectual property and completion of Legend Phase 1 Trial over time using the percentage of completion method using the input method (costs). The model used is based on budgeted R&D costs during the Legend Phase 1 Trial.

The $63.3 million recognized for the year ended December 31, 2024 was fully included in the contract liabilities at the beginning of the fiscal year.

Other Revenue

	2024	2023	2022
	US$’000	US$’000	US$’000
Other revenue	6,257	179	328

Other revenue primarily includes supply of materials of $5.9 million by the Company to Novartis under the terms of the Novartis License Agreement. This revenue is recognized at the point in time when control of the materials are transferred to Novartis.

Contract balances

The Company recognizes revenue over time for the Legend Phase 1 Trial as discussed in Performance Obligation 1, with payments received based on pre-determined milestones. These milestones are intended to align with the Legend Phase 1 trial's progress but do not contractually match the timing of performance obligations.

Performance obligations are satisfied over the course of the Legend Phase 1 Trial. Payments are received at key milestones for patient dosing, leading to timing differences. Due to these timing differences, the Company records contract liabilities for payments received in advance.

During the year ended December 31, 2024, the Company experienced significant changes in contract liability balances due to the progression of the Legend Phase 1 Trial and the timing of milestone payments.

Contract liabilities decreased as the Company satisfied performance obligations and recognized $63.3 million as revenue for payments was received in advance. The net decrease of Contract liabilities was offset by an increase of $7.5 million and $6.0 million due to the achievement of milestones 1 and 2, respectively.

The following table shows the deferred revenue which is included in contract liabilities for the periods presented:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Contract liabilities (Current)	46,874	53,010
Contract liabilities (Non Current)	—	47,962
Total	46,874	100,972

Transaction Price

The following table summarizes the composition of the total transaction price for the periods presented:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

PO1: Licensing of intellectual property and performing Legend Phase 1 trial
Upfront Payment	100,000	100,000
Actual incurred reimbursable development costs	20,390	7,404
Highly probable reimbursable development costs	11,430	13,306
PO1: Total	131,820	120,710

PO2: Supply of materials	6,236	4,600
Total	138,056	125,310

The transaction price is allocated to the two performance obligations (PO1) $131.8 million and (PO2) $6.2 million, respectively. The Company re-evaluates the transaction price including the variable consideration constraints at the end of each reporting period. The difference between the $131.8 million transaction price and the $126.6 million fixed consideration is the variable consideration of $11.4 million that is included in the transaction price.

PO1 Fixed Consideration: In accordance with the Novartis License Agreement, the Company received a $100.0 million up-front payment from Novartis upon the Novartis License Agreement becoming effective. The Company determined this upfront payment represents fixed consideration to be included in the transaction price in accordance with IFRS 15 as the payment is non-refundable and represents consideration in exchange for the Company providing Novartis delivery of the license (inclusive of know-how). Additionally, Novartis has agreed to reimburse the Company for development costs incurred or paid by the Company prior to, on or after the effective date of the agreement and until the completion of the Legend Phase 1 Trial in the amount of up to $33.5 million. As such, Legend Phase 1 actual costs incurred to date of $20.4 million will be reimbursed by Novartis and therefore the related reimbursements became fixed and are included in the transaction price.

PO1 Variable Consideration: As noted above Novartis has agreed to reimburse the Company for development costs incurred or paid by the Company prior to, on or after the effective date of the agreement and until the completion of the Legend Phase 1 Trial in the amount of up to $33.5 million. Given it is contractually agreed upon, the Company includes, as variable consideration, the expected amount it will be reimbursed by Novartis for the Legend Phase 1 Trial. The Company concluded that the development costs that are highly probable of being achieved should be included in the transaction price. Therefore, the Company has included the estimate of cost reimbursement for the R&D in the transaction price for the estimated expenses through the end of 2025; totaling $11.4 million. The remaining R&D costs of $1.6 million are constrained as of December 31, 2024 as we concluded that they aren’t highly probable that a significant reversal in the cumulative amount of revenue recognized would not occur.

PO2 Fixed Consideration: Given supply is contractually agreed upon for the existing materials and clearly laid out for new materials it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. As such the supply of materials cost included in the transaction price is $6.2 million. There is no variable consideration for PO2.

The following table summarizes the allocation of the total transaction price to the identified performance obligations under the arrangement, and the amount of the transaction price unsatisfied for the periods presented:

	December 31, 2024	December 31, 2023
	US$’000	US$’000

PO1: Licensing of intellectual property and completion of Legend Phase 1 trial	68,490	120,710
PO2: Supply of materials	299	4,600
Total	68,789	125,310
Remaining unsatisfied performance obligation	68,789	125,310

The entity expects to recognize as revenue the remaining unsatisfied performance obligation for PO1 during the following time bands :

	2024	2023
	US$’000	US$’000
Amounts expected to be recognized as revenue:
PO1: Licensing of intellectual property and completion of Legend Phase 1 trial
Within 1 year	56,292	63,360
1 - 2 years	12,198	37,920
2 - 3 Years		12,490
3 - 4 years	—	6,940
After 4 years	—	—
Total	68,490	120,710

The transaction price for the period presented is allocated to the remaining performance obligations which are expected to be recognized as revenue relate to Novartis License Agreement, of which the performance obligations are to be satisfied until the completion of Legend Phase 1 trial for LB2102, which is estimated to be 3 years. As part of the Novartis License Agreement, the Company allocated the transaction price to performance obligations based on the estimated stand-alone selling prices of promised goods or services and specifically the residual approach for this performance obligation. The amounts disclosed above do not include variable consideration which is constrained. The Company re-evaluates the transaction price at the end of each reporting period.

The Company expects to recognize as revenue the remaining unsatisfied performance obligation for PO2 (supply of materials) within 1 year.
OTHER INCOME AND GAINS

The following table summarizes the Total other income and gains:

	2024	2023	2022
	US$’000	US$’000	US$’000
Other income and gains
Other income:
Finance income	61,204	54,487	8,182
Government grants	1,905	2,731	2,434
Other	601	245	88
Total income	63,710	57,463	10,704

Gains:
Foreign currency exchange gain, net	109,346	—	—
Fair value gains on financial assets measured at fair value change through profit or loss	—	663	603
Other	37	—	742
Total gains	109,383	663	1,345
Total other income and gains	173,093	58,126	12,049

Government grants represent subsidies received from local government authorities to support the Company’s business. There were no unfulfilled conditions and other contingencies attached to these government grants.

The Finance Income is comprised mainly of interest income earned on various banking accounts and time deposits. The foreign currency exchange gain, net is comprised mainly of the unrealized foreign exchange gain that was primarily related to changes in the intercompany loan balances and cash balances as a result of exchange rate changes between USD and EURO.
6. EMPLOYEE BENEFIT EXPENSE

	2024	2023	2022
	US$’000	US$’000	US$’000
Employee benefit expense (including directors’ remuneration):
Wages and salaries	312,743	204,128	147,385
Equity-settled share-based compensation expense	68,941	47,680	34,338
Other employee benefits	9,946	7,729	5,057
Total Employee Benefit Expense	391,630	259,537	186,780
7. FINANCE COSTS

	2024	2023	2022
	US$’000	US$’000	US$’000
Interest on lease liabilities	1,770	1,394	527
Collaboration interest-bearing advanced funding	19,845	20,400	10,269
Total Finance Costs	21,615	21,794	10,796

8. INCOME TAX
The Company is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which the Company and its subsidiaries are domiciled and operate. The Company had an income tax expense of $18.9 million for the year ended December 31, 2024 compared to an income tax benefit of $1.9 million for the year ended December 31, 2023. The $20.8 million increase is primarily related to a special tax adjustment and an income tax reserve for an uncertain tax position related to the People's Republic of China ("PRC").
Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains.
British Virgin Islands
Under the current laws of the British Virgin Islands (“BVI”), Legend BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the Company’s subsidiaries incorporated in the BVI to their shareholders, no withholding tax will be imposed.
Hong Kong
Under the current tax laws of Hong Kong, the subsidiary which operates in Hong Kong is subject to the two-tiered profits tax rates regime. The first HK$2,000,000 (2023 and 2022: HK$2,000,000) of assessable profits were taxed at 8.25% (2023 and 2022: 8.25%) and the remaining assessable profits were taxed at 16.5% (2023 and 2022: 16.5%). Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
United States of America
Under the current tax laws of the United States of America ("USA"), the subsidiary which operates in the United States of America is subject to federal tax at a rate of 21% (2023 and 2022: 21%) and state tax blended rate of 4% (2023: 3.3% and 2022: 9%). Dividends payable by the Company’s US entity to non US resident enterprises shall be subject to 30% withholding tax, unless the respective non US resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with US that provides for a reduced withholding tax rate or an exemption from withholding tax.
Ireland
Under the current laws of the Ireland, the subsidiary which operates in Ireland is subject to Corporate Income Tax ("CIT") at a rate of 12.5% (2023 and 2022: 12.5%) on its taxable trading income. Any non-trading income is subject to CIT at a rate of 25% (2023 and 2022: 25%). Dividend withholding tax is imposed on distributions made by Irish companies at a rate of 25% in 2024 (2023 and 2022: 25%) with many exemptions provided.
Mainland China
Pursuant to the Corporate Income Tax Law of the People's Republic of China (the "PRC") and the respective regulations (the “CIT Law”), the subsidiaries which operate in Mainland China are subject to CIT at a rate of 25% on the taxable income. Legend Nanjing is qualified as High and New Technology Enterprise, which is subject to income tax at a preferential tax rate of 15% during the year ended December 31, 2024. During the years ended December 31, 2023, and 2022, the applicable income tax rate was 15%. and 25%, respectively. Dividends, interests, rent or royalties payable by the Company’s PRC entities, to non PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% CIT, namely withholding tax, unless the respective non PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with the PRC that provides for a reduced withholding tax rate or an exemption from withholding tax.

Belgium
Under the current laws of Belgium, the subsidiary which operates in Belgium is subject to CIT at a rate of 25% on its taxable trading income. Dividend withholding tax is imposed on distributions made by Belgium companies at a rate of 30% with many exemptions provided.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

	2024	2023	2022
	US$’000	US$’000	US$’000
Current – United States of America	997	511	224
Current – Elsewhere	17,896	(2,375)	401
Deferred (note 19)	—	—	—
Total tax charge/(credit) for the year	18,893	(1,864)	625
A reconciliation of the tax charge/(credit) applicable to loss before tax at the statutory rates for the countries (or jurisdictions) in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(credit) at the effective tax rates is as follows:

	2024		2023		2022
	US$’000	%	US$’000	%	US$’000	%
Loss before tax	(158,133)		(520,118)		(445,724)
At the statutory blended US federal and state income tax rate of 25.1% (2023: 24.3%; 2022: 28.1%)	(39,644)	25.1	(126,638)	24.3	(125,293)	28.1
Effect of tax rate differences and preferential tax rate in other countries and regions	3,857	(2.4)	51,092	(9.8)	15,129	(3.4)
Research and development credit	(13,323)	8.4	(8,942)	1.7	(24,970)	5.6
State rate change	(3,161)	2.0	5,959	(1.1)	(107)	—
Effect of non-deductible expenses	4,950	(3.1)	2,111	(0.4)	1,829	(0.4)
Tax losses and deductible temporary differences not recognized	53,856	(34.1)	83,054	(16.0)	137,912	(30.9)
Share-based compensation income tax benefit	(1,122)	0.7	(7,911)	1.5	(4,050)	0.9
Special tax adjustment	8,657	(5.5)	—	—	—	—
Others	4,823	(3.0)	(589)	0.2	175	—
Tax charge/(benefit) at the Company’s effective rate	18,893	(11.9)	(1,864)	0.4	625	(0.1)

9. LOSS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT
The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the Company.

The calculation of the diluted earnings per share amount is based on the loss for the year attributable to ordinary equity holders of the Company. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation. The diluted loss per share equals the basic loss per share amounts presented for the years ended December 31, 2024, 2023 and 2022, as the impact of the outstanding share options and RSU had an anti-dilutive effect on the basic loss per share amounts presented. Potentially dilutive securities excluded from the computation of diluted earnings per share relate to stock options and unvested RSU outstanding, which together totaled 4,783,465, 4,955,323, and 3,395,484 shares as of December 31, 2024, 2023 and 2022, respectively.
The calculations of basic and diluted loss per share are based on:

	2024	2023	2022
	US$’000	US$’000	US$’000
Earnings
Loss attributable to ordinary equity holders of the parent, used in the basic and diluted earnings per share calculation	(177,026)	(518,254)	(446,349)

	Number of shares
	2024	2023	2022
Shares
Weighted average number of ordinary shares in issue during the year used in the basic and diluted earnings per share calculation	365,702,143	352,165,418	318,083,913

10. PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of the Company’s property, plant and equipment and the movements for the years ended December 31, 2024 and 2023 are as follows:

	Freehold land	Buildings	Leasehold improvement	Machinery and equipment	Other	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2024
At January 1, 2024
Cost	2,889	65,540	23,117	45,480	3,662	3,039	143,727
Accumulated depreciation	—	(3,840)	(8,326)	(20,247)	(2,589)	—	(35,002)
Net carrying amount	2,889	61,700	14,791	25,233	1,073	3,039	108,725
At January 1, 2024, net of accumulated depreciation	2,889	61,700	14,791	25,233	1,073	3,039	108,725
Additions	—	490	—	921	144	6,506	8,061
Disposals	—	—	(805)	(179)	(9)	—	(993)
Impairments	—	—	(484)	(3,606)	—	—	(4,090)
Depreciation provided during the year	—	(1,851)	(2,446)	(5,837)	(566)	—	(10,700)
Exchange realignment	—	(777)	(384)	(445)	(45)	(64)	(1,715)
Transfers	—	308	494	4,040	241	(5,083)	—
At December 31, 2024, net of accumulated depreciation	2,889	59,870	11,166	20,127	838	4,398	99,288
At December 31, 2024:
Cost	2,889	65,541	21,282	44,924	3,909	4,398	142,943
Accumulated depreciation	—	(5,671)	(10,116)	(24,797)	(3,071)	—	(43,655)
Net carrying amount	2,889	59,870	11,166	20,127	838	4,398	99,288
The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying values of the assets exceed their recoverable value. For the year ended December 31, 2024, the Company recognized an impairment loss of $4.1 million in Property, Plant and Equipment and $0.3 million in Right-of-use asset. There was no impairment loss for the year ended December 31, 2023.

	Freehold land	Buildings	Leasehold improvement	Machinery and equipment	Other	Construction in progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2023
At January 1, 2023
Cost	2,889	45,075	21,974	42,576	3,679	14,184	130,377
Accumulated depreciation	—	(2,348)	(5,807)	(14,806)	(2,248)	—	(25,209)
Net carrying amount	2,889	42,727	16,167	27,770	1,431	14,184	105,168
At January 1, 2023 net of accumulated depreciation	2,889	42,727	16,167	27,770	1,431	14,184	105,168
Additions	—	238	156	48	6	14,616	15,064
Disposals	—	—	(87)	(77)	(1)	—	(165)
Depreciation provided during the year	—	(1,493)	(2,603)	(6,033)	(575)	—	(10,704)
Exchange realignment	—	(116)	(91)	(253)	(5)	(173)	(638)
Transfers	—	20,344	1,249	3,778	217	(25,588)	—
At December 31, 2023, net of accumulated depreciation	2,889	61,700	14,791	25,233	1,073	3,039	108,725
At December 31, 2023:
Cost	2,889	65,540	23,117	45,480	3,662	3,039	143,727
Accumulated depreciation	—	(3,840)	(8,326)	(20,247)	(2,589)	—	(35,002)
Net carrying amount	2,889	61,700	14,791	25,233	1,073	3,039	108,725

11. INTANGIBLE ASSETS

	Patent	Software	Total
	US$’000	US$’000	US$’000
December 31, 2024
At January 1, 2024
Cost	2,100	7,980	10,080
Accumulated amortization	(28)	(5,991)	(6,019)
Net carrying amount	2,072	1,989	4,061
At January 1, 2024, net of accumulated amortization	2,072	1,989	4,061
Additions	—	—	—
Disposals	—	—	—
Amortization provided during the year	(160)	(1,771)	(1,931)
Exchange realignment	(75)	105	30
At December 31, 2024, net of accumulated amortization	1,837	323	2,160
At December 31, 2024
Cost	1,963	7,794	9,757
Accumulated amortization	(126)	(7,471)	(7,597)
Net carrying amount	1,837	323	2,160
December 31, 2023
At January 1, 2023
Cost	—	7,505	7,505
Accumulated amortization	—	(4,096)	(4,096)
Net carrying amount	—	3,409	3,409
At January 1, 2023, net of accumulated amortization	—	3,409	3,409
Additions	2,054	584	2,638
Disposals	—	(61)	(61)
Amortization provided during the year	(28)	(1,896)	(1,924)
Exchange realignment	46	(47)	(1)
At December 31, 2023, net of accumulated amortization	2,072	1,989	4,061
At December 31, 2023
Cost	2,100	7,980	10,080
Accumulated amortization	(28)	(5,991)	(6,019)
Net carrying amount	2,072	1,989	4,061

12. LEASES
The Company as a lessee

The Company has leases for office, research laboratory and manufacturing facilities, equipment, vehicles and land. The terms of the leases vary, although most generally have lease terms between 3 and 29 years. Lump sum payments were made upfront to acquire the leasehold land from the owners with lease periods of 50 years, and no ongoing payments will be made under the terms of these leasehold land. Leases with terms of 12 months or less are expensed as incurred. Collaboration assets represent the Company’s share of assets leased to the collaboration from Janssen, which purchased the assets on behalf of the collaboration, in connection with the Janssen Agreement. Collaboration assets under construction that will be leased to the collaboration from Janssen when placed into service are classified as collaboration prepaid leases on the consolidated financial statements.
(a)Right-of-use assets

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Leasehold land	3,654	4,192
Lease buildings	7,866	3,621
Collaboration assets	90,412	72,689
Total	101,932	80,502
The carrying amounts of the Company’s right-of-use assets and the movements during the year are as follows:

	Non-Collaboration Assets Leased		Collaboration Assets Leased
	Leasehold land	Buildings	Buildings	Machinery and equipment	Computer and office equipment	Software	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
December 31, 2024
Right-of-use assets at January 1, 2024	4,192	3,621	60,540	12,142	7	—	80,502
Additions	—	6,710	9,385	11,684	4,483	3,146	35,408
Disposal	—	(144)	—	—	—	—	(144)
Impairment	(333)					—	(333)
Exchange realignment	(113)	(93)	(2,618)	16	22	13	(2,773)
Depreciation of right-of-use assets	(92)	(2,228)	(4,389)	(3,218)	(494)	(307)	(10,728)
Right-of-use assets at December 31, 2024	3,654	7,866	62,918	20,624	4,018	2,852	101,932
December 31, 2023
Right-of-use assets at January 1, 2023	4,357	4,887	36,624	9,711	11	—	55,590
Additions	—	880	26,777	4,433	—	—	32,090
Exchange realignment	(72)	22	695	—	—	—	645
Depreciation of right-of-use assets	(93)	(2,168)	(3,556)	(2,002)	(4)	—	(7,823)
Right-of-use assets at December 31, 2023	4,192	3,621	60,540	12,142	7	—	80,502

(b)Lease liabilities
Lease liabilities are as indicated below:
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The balance of the Company's lease liabilities and the movements for the year ended December 31, 2024 are as follows:

	2024	2023
	US$’000	US$’000
Carrying amount at January 1	47,344	23,602
Additions	9,297	26,692
Disposal	(154)	—
Accretion of interest recognized during the year	1,770	1,394
Payments	(5,788)	(5,149)
Exchange realignment	(3,062)	805
Carrying amount at December 31	49,407	47,344
Analyzed into:
Current portion	4,794	3,175
Non-current portion	44,613	44,169
Carrying amount at December 31	49,407	47,344
(c)The amounts recognized in profit or loss in relation to leases are as follows:

	2024	2023
	US$’000	US$’000
Interest on lease liabilities	1,770	1,394
Depreciation charge of right-of-use assets	10,728	7,823
Expense relating to short-term leases	3,502	2,338
Total amount recognized in profit or loss	16,000	11,555
The maturity analysis of lease liabilities is disclosed in note 31 to the financial statements. The total cash outflow for leases is disclosed in note 26 (c) to the financial statements.
13. COLLABORATION INVENTORIES, NET

	December 31, 2024	December 31, 2023
	US$’000	US$’000

Raw materials	17,454	13,155
Work-in-process	4,440	2,990
Finished goods	2,009	3,288
Total collaboration inventories, net	23,903	19,433

The Company's reserve for inventory was $21.7 million as of December 31, 2024 and $8.9 million as of December 31, 2023. The Company’s reserve for inventory as of December 31, 2024 was primarily related to certain batches or units of product that did not meet quality specifications, and expired materials. The inventory reserve was included in the collaboration cost of sales.

14. TRADE RECEIVABLES

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Trade receivables	6,287	100,041
The Company’s trading terms with its customers are mainly on credit. The credit period is 45 to 60 days. The Company seeks to maintain strict control over its outstanding receivables and overdue balances are reviewed regularly by management. Trade receivables are non-interest-bearing. The Company had concentration of credit risk of $6.29 million and $100 million trade receivables that were due from one single customer under a license agreement as of December 31, 2024 and 2023, respectively.
As at December 31, 2024 and 2023, the expected credit loss is insignificant.
15. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Other Collaboration Receivables	112,656	54,078
Interest receivable	—	47
Other receivables	780	790
Lease receivables	568	1,388
VAT recoverable	4,597	717
Prepayments	12,374	12,231
Total	130,975	69,251

None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default. The majority of the above balances were settled within 12 months and had no history of default. The Company estimated that the expected credit loss for the above receivables as at December 31, 2024 and 2023 is insignificant.
16. CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND PLEDGED DEPOSITS

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Cash and bank balances	1,127,115	1,312,773
Less: Pledged deposits	(70)	(357)
Time deposits	(840,296)	(34,703)

Cash and cash equivalents	286,749	1,277,713

Denominated in USD	230,833	1,254,969
Denominated in RMB	19,334	12,675
Denominated in EUR	36,582	10,069

Cash and cash equivalents	286,749	1,277,713
The cash and cash equivalents of the Company denominated in Renminbi (“RMB”) amounted to $19.3 million and $12.7 million in the consolidated statements of financial position as at December 31, 2024 and 2023, respectively. The

RMB is not freely convertible into other currencies, however, under Greater China Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.
Cash and cash equivalents earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.
17. TRADE PAYABLES

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Trade payables*	38,594	30,655
*Certain prior year amounts of approximately $10.5 million have been reclassified from Other Payable and Accruals for comparative purposes
The trade payables are non-interest-bearing and are generally settled on 30-day terms.
As at December 31, 2024 and 2023, amounts due to the Company’s related parties, included in the Company’s trade payables, were $1.4 million and $0.6 million, respectively (note 28).
18. OTHER PAYABLES AND ACCRUALS

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Accrued payroll	43,188	30,974
Accrued expense *^	16,347	27,618
Collaboration Payable ^	82,035	41,832
Other payables *	6,250	3,461
Payable for Collaboration Assets	14,988	16,338
Other tax payables	3,372	2,084
	166,180	122,307

* Certain prior year amounts of approximately $10.5 million have been reclassified to Trade Payables for comparative purposes
^ Prior year Collaboration Payable has been reclassified from Accrued Expenses for comparative purposes
Other payables are non-interest-bearing and repayable on demand.
As at December 31, 2024 and 2023, amounts due to the Company’s related parties, included in the Company’s other payables, were $1.6 million and $0.9 million, respectively (note 28).

19. DEFERRED TAX

The movements in the deferred tax liabilities and assets during the years ended December 31, 2024 and 2023, are as follows:

Deferred tax liabilities

	Collaboration revenue	License revenue - transitional adjustment	Difference allowance in excess of related depreciation	Right of use assets	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2023	—	—	(7,751)	(114)	(7,865)
Deferred tax charged/(credited) to the statement of profit or loss during the year	—	(3,144)	4,563	(6,374)	(4,955)
Deferred tax liabilities at December 31, 2023	—	(3,144)	(3,188)	(6,488)	(12,820)
At January 1, 2024	—	(3,144)	(3,188)	(6,488)	(12,820)
Deferred tax charged/(credited) to the statement of profit or loss during the year	—	1,641	613	592	2,846
Deferred tax liabilities at December 31, 2024	—	(1,503)	(2,575)	(5,896)	(9,974)

Deferred tax assets

	Losses available for offsetting against future taxable profits	Difference in intangible assets amortization	Accrued expense	Lease liability	Cost recovery of R&D expense	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
At January 1, 2023	—	1,250	3,449	120	3,046	7,865
Deferred tax charged to the statement of profit or loss during the year	1,521	1,551	(1,500)	6,429	(3,046)	4,955
Deferred tax assets at December 31, 2023	1,521	2,801	1,949	6,549	—	12,820
At January 1, 2024	1,521	2,801	1,949	6,549	—	12,820
Deferred tax charged to the statement of profit or loss during the year	(1,521)	486	(1,305)	(506)	—	(2,846)
Deferred tax assets at December 31, 2024	—	3,287	644	6,043	—	9,974
The Company has tax losses arising in Hong Kong of $0.1 million in 2024 (2023: $0.4 million) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.

The Company has no tax losses arising in Greater China in 2024. The Company did have a benefit of $19.1 million arising from a previously unrecognized tax loss from a prior period used to reduce current tax expense, which resulted in a zero net operating loss balance as of December 31, 2024.
The Company has tax losses arising in Ireland of $42.1 million in 2024 (2023 $134.8 million) that can be carried back for 1 year and carried forward indefinitely for offsetting against taxable profits of the company.

The Company has no tax losses arising in the United States of America in 2024 (2023: $48.8 million) that are available indefinitely for offsetting against up to 80% of future taxable profits of the companies in which the losses arose.
Deferred tax assets have not been recognized in respect of these tax losses as it is not considered probable that taxable profits will be available against which the tax losses can be utilized.
Gross Deferred tax assets have not been recognized in respect of the following items as of the end of the reporting year:

	2024	2023
	US$’000	US$’000
Deductible temporary differences	579,034	440,801
Tax losses and credits	1,136,712	1,241,550
Total	1,715,746	1,682,351
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
At December 31, 2024 and 2023, the subsidiaries in Greater China had no distributable retained earnings.
According to the US tax laws, dividends payable by the Company’s U.S. entity, to non-United States resident enterprises shall be subject to 30% withholding tax. A lower withholding tax rate may be applied if there is a tax treaty between the United States and the jurisdiction of the foreign investors.
At December 31, 2024 and 2023, the subsidiary in US had no distributable retained earnings.
20. GOVERNMENT GRANTS

	2024	2023
	US$’000	US$’000
Deferred government grants	6,686	7,373
Current	532	68
Non-current	6,154	7,305
Government grants received by the Company were related to the subsidies received from local government authorities for the purpose of compensation for the expenditure on certain facilities and were credited to a deferred income account. The grants were released to other income and gains over the expected useful lives of the relevant assets. The group also received certain financial subsidies from local government authorities to support local business. There were no unfulfilled conditions and other contingencies attached to these government grants. These government grants were recognized in other income and gains upon receipt.

21. COLLABORATION INTEREST-BEARING ADVANCED FUNDING

	Effective interest rate	Maturity	December 31, 2024
	%		US$’000
Non-current
Loans from a collaborator	7.35	No specific maturity date	301,196

Pursuant to the Janssen Agreement, the Company is entitled to receive funding advances from the collaborator when certain operational conditions are met. As a result, the Company took an initial funding advance with principal amounting to $17.3 million on June 18, 2021, a second funding advance with principal amounting to $53.1 million on September 17, 2021, a third funding advance with principal amounting to $49.3 million on December 17, 2021, a forth funding advance with principal amounting to $5.3 million on March 18, 2022, a fifth funding advance with principal amounting to $60.9 million on June 17, 2022, a sixth funding advance with principal amounting to $60.5 million on September 16, 2022, and a seventh funding advance with principal amounting to $3.6 million on December 16, 2022, by reducing the same amount of other payables due to the collaborator, respectively (collectively, the “Funding Advances”).
These Funding Advances are accounted for as interest-bearing borrowings funded by the collaborator, constituted by a principal amounting to $250.0 million and applicable interests accrued amounting to $51.2 million upon such principal. The respective interest rate of each borrowing has transitioned from London Interbank Offered Rate (LIBOR) to Secured Overnight Financing Rate (SOFR) in accordance with the LIBOR ACT. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%. For each of the seven batches of funding advances, interest started to accrue from June 18, 2021, September 17, 2021, December 17, 2021, March 18, 2022, June 17, 2022, September 16, 2022, and December 16, 2022, respectively.

Pursuant to the terms of the Janssen Agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. As of December 31, 2024, the Company’s management estimated the loan will not be recouped by the collaborator within one year, nor does the Company expect to repay the funding advances within one year, and thus the loan was classified as a long-term liability.
22. SHARE CAPITAL AND SHARE PREMIUM
Shares

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Authorized:
2,000,000,000 shares of $0.0001 each	200	200
Issued and fully paid:
367,298,315 (2023: 363,822,069) ordinary shares of $0.0001 each	37	36

A summary of movements in the Company’s share capital and share premium is as follows:

	Number of shares in issue	Share capital	Share premium	Total
		US$’000	US$’000	US$’000
At December 31, 2022 and January 1, 2023	330,134,480	33	1,657,015	1,657,048

Issuance of ordinary shares for private placements, net of issuance cost	8,834,742	1	234,409	234,410
Issuance of ordinary shares for registered direct offering, net of issuance cost	10,937,500	1	349,277	349,278
Issuance of ordinary shares for exercise of warrants	10,000,000	1	352,490	352,491
Exercise of share options	2,460,172	—	18,051	18,051
Reclassification of vesting of restricted share units	1,455,175	—	25,878	25,878

At December 31, 2023 and January 1, 2024	363,822,069	36	2,637,120	2,637,156

Exercise of share options	1,597,528	—	14,950	14,950
Reclassification of vesting of restricted share units	1,878,718	1	43,906	43,907

At December 31, 2024	367,298,315	37	2,695,976	2,696,013
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
23. SHARE OPTION SCHEME
The Company operates a share option scheme (the “Scheme”) for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Eligible participants of the Scheme include the Company’s directors, including independent non-executive directors, and employees of any member of the Company. The Scheme became effective on December 21, 2017 and, unless otherwise cancelled or amended, will remain in force for 10 years from that date. The Scheme has a performance vesting condition, and a service condition of 1 to 5 years, and is subject to forfeiture if the participants cannot meet certain performance targets set by the board of directors.
Share options do not confer any voting rights, or rights to participate in any dividends or distributions. The following share options were outstanding under the Scheme during the year:

	2024		2023		2022
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	US$ per share	’000	US$ per share	’000	US$ per share	’000
Outstanding at January 1,	9.3287	6,367	7.1370	9,180	2.8970	9,529
Granted during the year	31.4100	15	23.5300	355	19.4468	2,265
Forfeited during the year	8.1198	(344)	2.8336	(708)	4.2888	(573)
Exercised during the year	6.2720	(1,598)	5.0687	(2,460)	1.8032	(2,041)
Outstanding at December 31,	10.5970	4,440	9.3287	6,367	7.1370	9,180
Exercisable at December 31	7.7517	3,428	4.5401	3,470	2.8705	3,281

The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2024 was $25.2982 per share (2023: $31.8140, 2022: $22.5813).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2024 was 5.35 years (2023: 6.15 years, 2022: 6.74 years).

The range of exercise prices for options outstanding as at December 31, 2024 was $0.5 to $31.4 (2023 and 2022: $0.5 to $27.5).
The Company recognized total share option expense of $7.7 million, $11.3 million, and $10.7 million for the years ended December 31, 2024, 2023, and 2022, respectively.
The fair value of equity-settled share options granted during the period was estimated, using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

	2024	2023	2022
Dividend yield (%)	—	—	—
Expected volatility (%)	76.9%	66.1%	73.0% - 87.1%
Risk-free interest rate (%)	4.25% - 5.41%	3.40% - 4.84%	0.52%- 3.11%
Contractual life of options (year)	10	10	10
Expected life of options (year)	6.48	6.59	6.71-6.93
Weighted average share price used in share option fair value	$31.41	$23.53	$19.45
Early Exercise Multiple	2.2	2.2	2.2
Post-Vesting Termination Rate (annual)	5.69%	4.95%	3.97%-4.69%
The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of comparable listed companies in the same industry.
As at December 31, 2024, the Company had 4,440,070 share options outstanding under the share option scheme, which represented approximately 1.2% of the Company's shares issued and outstanding as at that date.
24. RESTRICTED SHARE UNITS
The Company operates a RSU scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Eligible participants of the Scheme include the Company’s directors, including independent non-executive directors, and employees of any member of the Company. The RSU Scheme became effective on May 26, 2020 and, unless otherwise cancelled or amended, will remain in force. The RSU Scheme has a performance vesting condition, a service condition of 3 to 5 years, and is subject to forfeiture if the participants cannot meet certain performance target set by the board of directors.
The movement in the number of RSUs outstanding for the year ended December 31, 2024, 2023 and 2022 was as follows:

	2024		2023		2022
	Weighted average grant date fair value	Number of RSU	Weighted average grant date fair value	Number of RSU	Weighted average grant date fair value	Number of RSU
	US$ per unit	’000	US$ per unit	’000	US$ per unit	’000
Outstanding at January 1	26.0613	4,949	18.3704	3,386	15.1808	2,601
Granted during the year	28.3264	2,243	29.6040	3,429	20.5695	2,200
Vested during the year	23.3709	(1,879)	17.7836	(1,455)	15.1354	(915)
Forfeited during the year	26.4399	(534)	21.5612	(411)	17.3746	(500)
Outstanding at December 31	28.1399	4,779	26.0613	4,949	18.3704	3,386

The fair value of the awarded shares was calculated based on the market price of the Company’s shares at the respective grant date.
The Company recognized total RSU expense of $61.2 million, $36.3 million, and $23.6 million for the years ended December 31, 2024, 2023, and 2022, respectively.
As at December 31, 2024, the Company had 4,779,024 RSUs outstanding under the RSU Scheme, which represented approximately 1.3% of the Company's ordinary shares in issue as at that date.
25. RESERVES
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
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and reserve funds of the Company’s PRC subsidiaries, totaling $120.1 million and $107.3 million as at December 31, 2024 and 2023, respectively.
26. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
(a)Major non-cash transactions
For the year ended December 31, 2022, the Company had non-cash additions to collaboration interest-bearing advanced funding of $130.3 million which was received through the deduction of other payables to a collaborator. There were no such non-cash additions to the collaboration interest-bearing advanced funding in 2024 and 2023.
For the year ended December 31, 2023 and 2022, the Company recorded a non-cash fair value loss of $85.8 million and a non-cash fair value gain of $20.9 million of warrant liability, respectively.
For the years ended December 31, 2024, 2023 and 2022, the Company had non-cash additions to collaboration right-of-use assets of $9.3 million, $26.7 million and $23.2 million, and lease liabilities of $9.3 million, $26.7 million and $23.7 million, in respect of lease arrangements for buildings, respectively.

For the years ended December 31, 2024, 2023 and 2022, the Company had non-cash additions to collaboration prepaid leases included in the other payables and accruals for the assets leased from the collaboration partner of $15.0 million $16.3 million and $26.5 million, respectively, and had non-cash additions to property, plant and equipment included in other payables and accruals of $2.3 million, $6.6 million and $5.1 million, respectively.

(b)Changes in liabilities arising from financing activities

Lease liabilities
US$’000
At January 1, 2024	47,344
Additions of lease liabilities	9,297
Changes from financing cash flows	(4,018)
Disposal	(154)
Interest expense	1,770
Interest paid classified as operating cash flows	(1,770)
Foreign exchange movement	(3,062)
At December 31, 2024	49,407
At January 1, 2023	23,602
Additions of lease liabilities	26,692
Changes from financing cash flows	(3,755)
Disposal	—
Interest expense	1,394
Interest paid classified as operating cash flows	(1,394)
Foreign exchange movement	805
At December 31, 2023	47,344
At January 1, 2022	2,504
Additions of lease liabilities	23,703
Changes from financing cash flows	(2,596)
Disposal	—
Interest expense	527
Interest paid classified as operating cash flows	(527)
Foreign exchange movement	(9)
At December 31, 2022	23,602
(c)Total cash outflow for leases
The total cash outflow for leases included in the statement of cash flows is as follows:

	2024	2023	2022
	US$’000	US$’000	US$’000
Within operating activities	1,770	1,394	527
Within financing activities	4,018	3,755	2,596
Short-term leases	3,502	2,338	1,132
Total	9,290	7,487	4,255
27. COMMITMENTS AND CONTINGENCIES
(a)Capital commitments
The Company had the following capital commitments at the end of the year:

	2024	2023	2022
	US$’000	US$’000	US$’000
Construction in progress	3,047	11,270	22,706

(b) Lease contingency

The Company is party to a lease with Janssen under which the Company expects to lease an approximately 106,000 square foot manufacturing facility from Janssen located in Raritan, New Jersey. That lease will become effective and recorded as a lease on a future date contingent on Legend's assumption of control of such Raritan facility upon the effective date of a long-term product supply agreement with Janssen for Carvykti, which is referred to as the Facility Transition Date. For this facility, which the Company collaboratively operates with Janssen, the Company continues to invest in manufacturing, quality, information technology and distribution capabilities to support the commercialization of CARVYKTI.
28. RELATED PARTY TRANSACTIONS

Company	Relationship
Genscript Biotech Corporation ("Genscript")	The Company’s most significant shareholder
Nanjing GenScript Biotech Co., Ltd. (formerly named as Nanjing Jinsirui Biotechnology Co., Ltd.)	Controlled by Genscript or its parent, Genscript Corporation
Jiangsu GenScript Biotech Co., Ltd.	Controlled by Genscript or its parent, Genscript Corporation
Genscript USA Incorporated	Controlled by Genscript or its parent, Genscript Corporation
Genscript USA Holdings Inc	Controlled by Genscript or its parent, Genscript Corporation
ProBio Inc.	Controlled by Genscript or its parent, Genscript Corporation
Nanjing ProBio Biotech Co., Ltd.	Controlled by Genscript or its parent, Genscript Corporation
Zhenjiang ProBio Biotech Co., Ltd.	Controlled by Genscript or its parent, Genscript Corporation
Genscript Biotech (Netherlands) B.V.	Controlled by Genscript or its parent, Genscript Corporation
(a)In addition to the transactions detailed elsewhere in the consolidated financial statements, the Company had the following transactions with related parties during the year
(i)Sales of products and sales-based royalties from related parties:

	2024	2023	2022
	US$’000	US$’000	US$’000
Nanjing ProBio Biotech Co., Ltd.	320	179	328
The sale was mainly generated from sales-based royalties related to the exclusive licensing of certain patents to Nanjing Probio Biotech Co., Ltd and its affiliates.

(ii)Purchases from related parties:

	2024	2023	2022
	US$’000	US$’000	US$’000
Nanjing GenScript Biotech Co., Ltd.	5,653	4,078	6,174
Genscript USA Holdings Inc	951	389	380
Zhenjiang ProBio Biotech Co., Ltd	819	303	1,306
Genscript USA Incorporated	584	473	1,028
Nanjing ProBio Biotech Co., Ltd.	239	35	237
ProBio Inc.	130	—	8
Jiangsu GenScript Biotech Co., Ltd	92	1	51
Genscript Biotech (Netherlands) B.V.	4	—	5
Total	8,472	5,279	9,189
The transactions were made according to the price and terms agreed with related parties.
(iii)Lease contract guarantee
In 2018, Legend Ireland entered into a property lease agreement with a third party in Dublin with lease period from 2018 to August 2028. Genscript provided a guarantee on Legend Ireland’s payment obligations under the lease agreement for nil consideration. In December 2024, Legend Ireland entered into a deed of variation and release relating to this lease agreement which, among other things, extended the term of the lease through August 2028 and released Genscript from its guaranty of the lease.
(b)Outstanding balances with related parties:
The Company had the following significant balances with its related parties at the end of the year:
(i)Due to related parties.

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Trade payables
Nanjing GenScript Biotech Co., Ltd.	906	265
Genscript USA Incorporated	15	35
Jiangsu GenScript Biotech Co., Ltd	91	—
Zhenjiang ProBio Biotech Co., Ltd.	265	272
Nanjing ProBio Biotech Co., Ltd.	124	—
Total	1,401	572

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Other payables
Nanjing GenScript Biotech Co., Ltd.	615	892
GenScript USA Holding Inc.	951	—
Total	1,566	892

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Lease liabilities
Nanjing GenScript Biotech Co., Ltd.	58	136
Except for lease liabilities with incremental borrowing rates with 5.14% repayable over 5 years, all other related party balances are unsecured and repayable on demand and interest free.
(ii)Compensation of key management personnel of the Company:

	2024	2023	2022
	US$’000	US$’000	US$’000
Equity-settled share-based compensation expense	23,378	8,037	3,582
Short-term employee benefits	2,247	2,691	2,170
Termination benefits	206	—	—
Total	25,831	10,728	5,752

29. FINANCIAL INSTRUMENTS BY CATEGORY
The carrying amounts of each of the categories of financial instruments as at the end of each of the reporting periods are as follows:
As at December 31, 2024
Financial assets

	Financial assets at amortized cost	Financial assets at fair value through profit or loss
	US$’000	US$’000
Trade receivables	6,287	—
Financial assets included in prepayments, other receivables and other assets (note 15)	114,004	—
Financial assets measured at fair value through profit and loss	—	—
Time deposits	840,296	—
Pledged deposits	70	—
Cash and cash equivalents	286,749	—
Total	1,247,406	—
Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at fair value
	US$’000	US$’000
Trade payables	38,594	—
Financial liabilities included in other payables and accruals (note 18)	6,250	—
Collaboration interest-bearing advanced funding	301,196	—
Lease liabilities	49,407	—
Total	395,447	—

As at December 31, 2023
Financial assets

	Financial assets at amortized cost	Financial assets at fair value through profit or loss
	US$’000	US$’000
Trade receivables	100,041	—
Financial assets included in prepayments, other receivables and other assets (note 15)	56,303	—
Financial assets measured at fair value through profit and loss	—	663
Time deposits	34,703	—
Pledged deposits	357	—
Cash and cash equivalents	1,277,713	—
Total	1,469,117	663
Financial liabilities

	Financial liabilities at amortized cost	Financial liabilities at fair value
	US$’000	US$’000
Trade payables	30,655	—
Financial liabilities included in other payables and accruals (note 18)	3,461	—
Collaboration interest-bearing advanced funding	281,328	—
Lease liabilities	47,344	—
Total	362,788	—
30. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

Asset and Liabilities Measured at Fair Value on a Recurring Basis

Management has assessed that the fair values of cash and cash equivalents, pledged deposits, time deposits, financial assets included in prepayments, other receivables and other assets, trade receivables, trade payables and financial liabilities included in other payables and accruals approximate to their carrying amounts largely due to the short-term maturities of these instruments.
The Company’s finance department headed by the Corporate Controller is responsible for determining the policies and procedures for the fair value measurement of financial instruments. At December 31, 2024, the finance department analyzed the movements in the values of financial instruments and determined the major inputs applied in the valuation. The valuation was reviewed and approved by the Corporate Controller.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following table illustrates the fair value measurement hierarchy of the Company’s financial instruments:
Asset measured at fair value:

As at December 31, 2024
Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through profit or loss	—	—	—	—
Asset measured at fair value:

December 31, 2023
	Fair value measurement using
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
	US$’000	US$’000	US$’000	US$’000
Financial assets at fair value through profit or loss	663	—	—	663
Financial assets measured at fair value consists of money market funds.
During the year ended December 31, 2024 and 2023 there were no transfers of fair value measurements between Level 1 and Level 2 and no transfers into or out of Level 3 for the financial assets.

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Long-lived assets are subject to non-recurring fair value measurement for the evaluation of potential impairment. For the year ended December 31, 2024, the Company recognized an impairment loss of $4.4 million for certain property, plant and equipment, and right-of-use assets. The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying values of the assets exceed their recoverable value. The recoverable amount of $5.4 million as of December 31, 2024 was based on fair value less costs of disposal. The fair value was measured under IFRS 13, based on its highest and best use, from a market participant's perspective, by applying the market approach of similar and comparable machinery and equipment assets, and cost approach to building asset when market approach would not produce a sensible outcome. The Company did not have any long-lived assets recorded at the recoverable amount as of December 31, 2023.

31. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
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

Interest rate risk
As at December 31, 2024, the Company's exposure to the risk of changes in interest rates primarily relates to the Company's Funding Advances with a floating interest rate as disclosed in note 21 to the consolidated financial statements. As at December 31, 2024, management considered that any reasonable changes in the interest rate would not have significant impact on the interest expense from the Funding Advances. Accordingly, no sensitivity analysis for interest rate risk is presented.
Foreign currency risk
The Company has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies. Approximately 8.0% in 2024, 5.0% in 2023, and 0.3% in 2022 of the Company’s sales were denominated in currencies other than the functional currencies of the operating units making the sale.
As at December 31, 2024, 2023 and 2022, the Company had no outstanding foreign currency forward exchange contract. At present, the Company does not intend to seek to hedge its exposure to foreign exchange fluctuations. However, management constantly monitors the economic situation and the Company’s foreign exchange risk profile and will consider appropriate hedging measures in the future should the need arise.
The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the Euro ("EUR") and RMB exchange rate against US$, with all other variables held constant, of the Company’s loss before tax (due to changes in the fair values of monetary assets and liabilities).

	Increase/ (decrease) in the rate of foreign currency	Decrease/ (increase) in loss before tax
	%	US$’000
Year ended December 31, 2024
If US$ strengthens against RMB	5	2,767
If US$ weakens against RMB	(5)	(2,767)
If US$ strengthens against EUR	5	2,686
If US$ weakens against EUR	(5)	(2,686)
Year ended December 31, 2023
If US$ strengthens against RMB	5	1,300
If US$ weakens against RMB	(5)	(1,300)
If US$ strengthens against EUR	5	(51,887)
If US$ weakens against EUR	(5)	51,887
Year ended December 31, 2022
If US$ strengthens against RMB	5	1,314
If US$ weakens against RMB	(5)	(1,314)
If US$ strengthens against EUR	5	(1,441)
If US$ weakens against EUR	(5)	1,441
Credit risk
The Company trades only with recognized and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Company’s exposure to bad debts is not significant.
The credit risk of the Company’s other financial assets, which comprise cash and cash equivalents, pledged deposits, and other receivables, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments. Further quantitative data in respect of the Company’s exposure to credit risk arising from trade receivables and other receivables are disclosed in notes 14 and 15 to the consolidated financial statements, respectively.

Since the Company trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by debtor. The Company had certain concentrations of credit risk with respect to trade receivables, which are disclosed in note 14 to the consolidated financial statements.
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
The maturity profile of the Company’s financial liabilities as at the end of the reporting period, based on contractual undiscounted payments, is as follows:

As at December 31, 2024
	Less than 1 years	Over 1 years	Total
	US$’000	US$’000	US$’000
Trade payables	38,594	—	38,594
Other payables	6,250	—	6,250
Collaboration interest-bearing advanced funding	—	301,196	301,196
Lease liabilities	6,061	59,990	66,051
Total	50,905	361,186	412,091

As at December 31, 2023
	Less than 1 years	Over 1 years	Total
	US$’000	US$’000	US$’000
Trade payables	30,655	—	30,655
Other payables	3,461	—	3,461
Collaboration interest-bearing advanced funding	—	281,328	281,328
Lease liabilities	4,703	60,088	64,791
Total	38,819	341,416	380,235

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

The Company monitors capital using a gearing ratio, which is total liabilities divided by total assets. The gearing ratios as at the end of each year were as follows:

	December 31, 2024	December 31, 2023
	US$’000	US$’000
Total liabilities	629,608	597,238
Total assets	1,670,154	1,848,609
Gearing ratio	38%	32%
32. SUBSEQUENT EVENT
No events have occurred subsequent to December 31, 2024 that could significantly affect these audited financial statements.
33. APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 7, 2025.