Form 20-F
period 2025-12-31
Legend Biotech Corp
filed 2026-03-10
CIK 1801198

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
369,886,369 ordinary shares, par value $0.0001 per share, were issued and outstanding as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Note-checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.
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

This Annual Report contains translations of Renminbi ("RMB") amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the RMB or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. Unless otherwise noted, translations of RMB amounts into U.S. dollars in this Annual Report are made based on an exchange rate of RMB 6.99 to $1.00, which is the exchange rate as of December 31, 2025 as published by the People’s Bank of China.
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
•potential acquisitions and integration of complementary businesses and assets;
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

Our auditor for the fiscal years ended December 31, 2025, 2024 and 2023 was Ernst & Young LLP, an independent registered public accounting firm, and our audit team was based in Ernst & Young LLP’s office in Iselin, New Jersey. Ernst & Young LLP is headquartered in the United States, registered with the PCAOB, inspected annually by the PCAOB and has never been subject to a determination by the PCAOB under HFCAA that the firm is not subject to inspection or investigation. If this were to change, and Ernst & Young LLP were subject to such determination by the PCAOB, this could result in significant consequences for us or result in the delisting of our securities pursuant to the HFCA Act.

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

Legend Biotech is a holding company with no operations of its own. We conduct our operations through our subsidiaries, including our PRC subsidiaries. If the PRC government deems that any of our business operations carried out by our PRC subsidiaries should be restricted or prohibited from non-PRC investment in the future, we may be required to stop our business operations in the PRC and we could be subject to material penalties or be forced to relinquish our interests in the affected operations. Such events could result in a material change in our operations and a material change in the value of our securities, including causing the value of such securities to significantly decline. As we have incurred net losses and negative cash flow from operations historically, none of our subsidiaries have declared or paid any dividends or distributions to Legend Biotech or any investors as of the date of this Annual Report. Instead, we have primarily relied on upfront and milestone payments and interest-bearing borrowings from Janssen under our collaboration and license agreement (the "Janssen Agreement"), proceeds from public offerings and private placements of equity securities, and capital contributions from GenScript to fund business operations of our operating subsidiaries. All the net cash proceeds we receive from financial activities are first deposited in the bank account of Legend Biotech. The funds deposited into Legend Biotech’s accounts are then transferred through Legend Biotech’s applicable subsidiaries to each operating subsidiary to meet its working capital needs primarily through capital contributions or intercompany loans. For the years ended December 31, 2025 and December 31, 2024, there were no capital contributions or intercompany loans from Legend Biotech to the subsidiaries.
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
RMB is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiaries to use their potential future RMB revenues to pay dividends to us. The PRC government imposes controls on the convertibility of RMB into non-PRC currencies and, in certain cases, the remittance of currency out of China. Shortages in availability of non-PRC currency may then restrict the ability of our PRC subsidiaries to remit sufficient non-PRC currency to our offshore entities for our offshore entities to pay dividends or make other payments or otherwise to satisfy our non-PRC-currency-denominated obligations. The RMB is currently convertible under the “current account,” which includes dividends, trade and service-related non-PRC exchange transactions, but not under the “capital account,” which includes non-PRC direct investment and non-PRC currency debt, including loans we may secure for our onshore subsidiaries. Currently, our PRC subsidiaries may purchase non-PRC currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange of China (“SAFE”) by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase non-PRC currencies in the future for current account transactions. The PRC government may continue to strengthen its capital controls, and additional restrictions and substantial vetting processes may be instituted by SAFE for cross-border transactions falling under both the current account and the capital account. Any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in RMB to fund our business activities outside of China or pay dividends in non-PRC currencies to holders of our securities. Non-PRC exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain non-PRC currency through debt or equity financing for our subsidiaries. In addition, ADS holders may potentially be subject to PRC taxes on dividends paid by us in the event we are deemed a Chinese resident enterprise for Chinese tax purposes. See “—D. Risk Factors—Risks Related to Doing Business in China—Dividends we receive from our subsidiaries located in the PRC may be subject to PRC withholding tax, which could materially and adversely affect the amount of dividends, if any, we may pay our shareholders” and “Item 10. Additional Information—E. Taxation—PRC Taxation” for further information.
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
•We face pricing and reimbursement risks related to ongoing and proposed U.S. government policies intended to lower prescription drug prices.
•We face substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than we do, and could materially and adversely affect our business, financial condition, results of operations and prospects.
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
•Our potential need for additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.
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
•Our primary research and development efforts are focused on cell therapies, including autologous and in vivo chimeric antigen receptor T cell (“CAR-T”) therapies, allogeneic rdT and NK (chimeric antigen receptor natural killer cell (“CAR-NK”) therapies, which are emerging treatments that face significant challenges and hurdles.
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

We began to commercialize cilta-cel and sell under the name CARVYKTI pursuant to the Janssen Agreement in 2022. Net trade sales for CARVYKTI for the year ended December 31, 2025 were approximately $1.9 billion. Our ability to offset our losses and sustain our business will be largely dependent upon sales of CARVYKTI. Our success as a company is substantially dependent on our ability to continue to increasingly generate revenue from the sales of CARVYKTI, which will depend on many factors, including but not limited to, our and Janssen's ability to:

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
In order to meet currently anticipated demand for cilta-cel globally, we are expanding the manufacturing capacity at our current sites and have engaged a third-party contract manufacturing organization ("CMO").

Our manufacturing and commercialization strategy is based on establishing a fully integrated vein-to-vein product delivery cycle. Over time, we expect to establish regional or zonal manufacturing hubs to serve major markets to meet projected commercial needs. However, we are still in the process of expanding our current manufacturing facilities and pursuing the engagement of CMOs that will allow us to meet anticipated commercial sale quantities.
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
In addition, any significant disruption in the supply chain for starting materials necessary for our manufacturing processes could adversely affect our commercialization efforts. We source key materials from third party suppliers. There are a small number of suppliers for certain key materials that are used to manufacture our product and product candidates. We must compete with other market participants for the limited supply of such materials, which may result in increased costs. Moreover, supply chain constraints with respect to such starting materials may impact the execution of our commercialization efforts. Any such supply chain constraints would necessarily limit the commercial benefits that could be achieved from a broader distribution. Our supply chain could also be adversely affected by geopolitical tensions or government regulations, such as tariffs.
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
The development and commercialization of new biopharmaceutical products is highly competitive and subject to rapid and significant technological advancements. We face, and expect to continue to face, significant competition with respect to CARVYKTI and our other product candidates from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. There are a number of large pharmaceutical and biotechnology companies that currently market and sell products or are pursuing the development of product candidates for the treatment of cancer. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. Potential competitors also include academic institutions, government agencies and other public and private research organizations. Due to their promising clinical therapeutic effect in clinical exploratory trials, engineered T cell therapies, redirected T cell therapies in general and antibody-drug conjugates are being pursued by multiple biotechnology and pharmaceutical companies. Our competitors may succeed in developing, acquiring or licensing technologies and products that are more effective, more effectively marketed and sold or less costly than any product candidates that we may develop, which could render our product candidates noncompetitive and obsolete.
Our potential CAR-T cell therapy competitors include:

•companies developing cell therapies targeting BCMA for the treatment of MM, including Arcellx, Inc./Kite, Autolus Therapeutics plc, Bristol-Myers Squibb, Co., Johnson & Johnson (the parent company of Janssen, our collaboration partner for cilta-cel, Caribou Biosciences, Inc., CARsgen Therapeutics Holdings Limited, Gracell Biotechnologies/AstraZeneca, IASO Biotechnology, Oricell Therapeutics, Poseida Therapeutics/Roche, Kelonia, EsoBiotech/AstraZeneca, Interius/Kite, and Novartis AG;

•academic medical centers pursuing independent development of BCMA CAR-T technologies; and

•additional companies developing BCMA-targeted therapies for the treatment of MM, including Amgen, Inc., Regeneron Pharmaceuticals, Inc., GSK plc, Bristol-Myers Squibb Co., Innovent, Simcere, Mabworks, Qilu Pharmaceuticals, Johnson & Johnson (the parent company of Janssen, our collaboration partner for cilta-cel), Ichnos Glenmark Innovation, AbbVie and Pfizer Inc.

CARVYKTI competes with currently approved therapies for the treatment of MM, including proteasome inhibitors, immunomodulatory agents, monoclonal antibodies, antibody-drug conjugates, bispecific antibodies and other immunotherapies. In addition, CARVYKTI competes directly with other BCMA-targeted therapies, including autologous CAR-T cell therapies and bispecific T-cell engagers, and we expect competition in this space to intensify. Existing or future competitors may develop products that are more effective, safer, more convenient to administer, more broadly labeled, less costly or otherwise more commercially attractive than CARVYKTI. We are also aware of a number of companies developing next-generation cell therapies, including allogeneic, or “off-the-shelf,” CAR-T cell therapies, gene-edited cell therapies and other novel platforms targeting BCMA or alternative antigens in multiple myeloma. These approaches may offer advantages over autologous CAR-T therapies such as CARVYKTI, including reduced manufacturing times, lower costs, simplified logistics or improved scalability. If such products are approved and achieve market acceptance, they could materially reduce the demand for CARVYKTI.

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

We face pricing and reimbursement risks related to ongoing and proposed U.S. government policies intended to lower prescription drug prices, including initiatives that tie U.S. drug pricing to prices paid in other developed nations. These policies could materially and adversely affect our revenue, profitability, and the commercial viability of our products.

In 2025 and 2026, the U.S. federal government, through executive actions and regulatory guidance, has aggressively pursued “Most Favored Nation” (MFN) drug pricing strategies that seek to align U.S. drug prices with the lowest prices paid in comparable developed countries. In May 2025, the current administration announced an MFN pricing model that establishes pricing targets based on the lowest international prices in OECD countries with GDP per capita at least 60 % of that of the United States, designed to reduce U.S. drug prices and lower overall public spending on medicines.

Subsequently, the Administration has secured a series of voluntary agreements with major pharmaceutical manufacturers under which participating companies commit to offer MFN pricing on medicines used in state Medicaid programs and, in some cases, future launches. Several large multinational companies have entered into MFN pricing arrangements covering both existing products and agreed launch prices for new products in the U.S., often through direct-to-consumer pricing platforms.

There are several key uncertainties and risks associated with these federal pricing initiatives, including:

•The term, scope, and enforceability of MFN agreements and whether similar or mandatory reference pricing mechanisms are adopted for Medicare, commercial payers, or other federal programs, which could directly affect reimbursement levels for CARVYKTI or any of our future commercial products.
•The possibility that MFN pricing models or related demonstration programs could limit the prices our products can command, resulting in pricing that is constrained by international benchmarks rather than U.S. market dynamics.
•The potential for legal challenges or regulatory changes that could alter or expand the application of MFN pricing to include biological and cell therapy products.
•The broader impact of pricing pressures on innovation incentives, as policymakers weigh balancing affordability with continued investment in advanced therapies.

If the pricing environment changes to impose broader MFN-style price caps or similar reference pricing on our products, or if commercial payers reduce reimbursement levels in response to these policies, our net sales, gross margins, and future revenue growth could be materially and adversely affected. Such developments could also influence investor perceptions of the commercial opportunity for cell therapies, which could materially impact our financial condition and access to capital.
Risks Related to Our Business

We have incurred significant losses since our inception and we may continue to incur significant losses for the foreseeable future.

We have historically incurred substantial net losses, including net losses of $296.8 million and $177.0 million for the years ended December 31, 2025 and 2024, respectively. At December 31, 2025, we had an accumulated deficit of $2.0 billion. We may continue to incur net losses in the future as a result of:

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

These net losses have had, and any future net losses will continue to have, a negative impact on our working capital, total assets and stockholders’ equity. Because of the numerous risks and uncertainties associated with our development and commercialization efforts, we are unable to predict with certainty when we will become profitable, and we may never become profitable. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our inability to achieve and then maintain profitability would harm our business, financial condition, results of operations and cash flows.

Further, the net losses we may incur could fluctuate significantly from quarter-to-quarter and year-to-year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance quarter-to-quarter and year-to-year, due to factors including the timing of product clearance, approval, commercial ramp, clinical trials, any litigation that we may file or that may be filed against us, the execution of collaboration, licensing or other agreements and the timing of any payments we make or receive under them. Our prior losses and any future losses have had and will continue to have an adverse effect on our working capital, our ability to fund the development of our product candidates and our ability to achieve and maintain profitability and the performance of our common shares and may in the future raise substantial doubt about our ability to continue as a going concern.
We may need additional funding to complete the development of our product candidates, which may not be available on acceptable terms, if at all.
We may require additional funding to meet our financial needs and to pursue our business objectives. If we are unable to raise capital when needed, we could be forced to delay, reduce or altogether cease our product development programs or commercialization efforts.
We believe that our existing cash and cash equivalents, and cash that will be generated from our operations, will enable us to fund our operating expenses and capital expenditure requirements, and loan repayment needs for at least the next 12 months. However, we may need to raise additional capital to complete the development and commercialization of cilta-cel and our other product candidates and in connection with our continuing operations and other planned activities. Our future capital requirements will depend on many factors, including:
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

These unrealized gains and losses can significantly impact our net income and financial position, even when there is no underlying economic impact on our cash flows. If exchange rates move unfavorably, we may experience substantial unrealized losses, which could negatively affect our reported earnings and create volatility in our financial performance. Additionally, hedging strategies we employ to mitigate currency risk may not fully offset these exposures, and changes in currency values could result in unexpected financial impacts. For example, for the year ended December 31, 2025, fluctuations in exchange rates caused an unrealized loss of $169.1 million which increased our reported net loss, while for the year ended December 31, 2024, fluctuations in exchange rates caused an unrealized gain of $108.5 million which decreased our reported net loss.

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

In addition to cilta-cel, we have a broad portfolio of earlier-stage autologous CAR-T product candidates targeting various cancers, including but not limited to, gastric cancer, gastroesophageal cancer, pancreatic cancer, colorectal cancer, small cell lung cancer, and large cell neuroendocrine lung cancer. We are also developing allogeneic gamma delta CAR-T and allogeneic CAR-NK product candidates targeting BCMA and various Cluster of Differentiation targets (i.e., CD19, CD20) for MM and NHL, which are currently in investigator-initiated Phase 1 clinical trials in China. Additionally, we are developing each of an allogeneic and autologous CAR-T product candidate for autoimmune diseases, which are in Phase 1 clinical trials, in China. Furthermore, we are developing in-vivo CAR-T product candidates for NHL which are in investigator-initiated Phase 1 clinical trials in China, There is no assurance that these or any other future research and development activities or clinical trials of our product candidates will be successful or will generate positive clinical data, and we may not receive marketing approval from the FDA or other regulatory agencies, for any of our product candidates. There can be no assurance that the FDA will permit the Investigational New Drug ("IND") applications for our product candidates to go into effect in a timely manner or at all. Without an IND, we will not be permitted to conduct clinical trials in the United States.
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
Our proprietary, next-generation cell preparation technologies, our modular approach for CAR-T, gamma delta CAR-T CAR-NK, in-vivo CAR-T and our manufacturing platform for our product candidates, represent emerging approaches to cancer treatment that face significant challenges and hurdles.
We have concentrated our primary research and development efforts on our CAR-T, gamma delta CAR-T,CAR-NK, and in-vivo CAR-T cell therapies using our expertise in tumor biology and cell programming, and our future success is highly dependent on the successful development and manufacture of our product candidates. With the exception of our first product, CARVYKTI, which was approved by the FDA and which has received marketing authorizations from a limited number of additional jurisdictions, we do not currently have any other approved products. As with other targeted therapies, off-tumor or off-target activity could delay development or require us to reengineer or abandon a particular product candidate. Because cell therapies represent a relatively new field of cellular immunotherapy and cancer treatment generally, developing and commercializing our product candidates subjects us to a number of risks and challenges, including:
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

Accordingly, our strategy of continuing to explore new opportunities for cell therapy in investigator-initiated clinical trials in China exposes us to the risk that the NMPA may refuse to consider the data from the investigator-initiated clinical trials of our product candidates due to concerns that (1) this does not follow the mainstream regulatory pathway of relying on registrational clinical trial, or that (2) the non-registrational clinical trials of our product candidates may not otherwise fully comply with the same requirements applicable to registrational clinical trials, as further explained below. Furthermore, under relevant laws and regulations, a license for use of laboratory animals is required for performing experimentation on animals. Any failure to fully comply with such requirement may result in the invalidation of our experimental data.
Investigator-initiated clinical trials pose similar risks as those set forth elsewhere in this section relating to clinical trials initiated by us. While investigator-initiated trials may provide us with clinical data that can inform our future development strategy, we do not have full control over the protocols, administration, or conduct of the trials. As a result, we are subject to risks associated with the way investigator-initiated trials are conducted and there is no assurance the clinical data from any of our investigator-initiated clinical trials in China will be accepted by the FDA, EMA, PMDA or other comparable regulatory authorities outside of China for any of our product candidates. Third parties in such investigator-initiated clinical trials may not perform their responsibilities for our clinical trials on our anticipated schedule or consistent with clinical trial protocols or applicable regulations. We do not have control over our collaborators and cannot compel them to comply with applicable regulatory authorities’ requirements. Therefore, we cannot assure you that any required registration or filing procedures of our collaborators will be completed in a timely manner, or at all. Further, any data integrity issues or patient safety issues arising out of any of these trials would be beyond our control, yet could adversely affect our reputation and damage the clinical and commercial prospects for our product candidates. Additional risks include difficulties or delays in communicating with investigators or administrators, procedural delays and other timing issues, and difficulties or differences in interpreting data. Third-party investigators may design clinical trials with clinical endpoints that are more difficult to achieve, or in other ways that increase the risk of negative clinical trial results compared to clinical trials that we may design on our own, and they may elect to discontinue these trials, even if we believe they have scientific merit. As a result, our lack of control over the design, conduct and timing of, and communications with the FDA, NMPA, EMA and PMDA, other comparable regulatory authorities, and relevant Institutional Review Boards, Ethics Committees, and competent national authorities regarding investigator-initiated trials expose us to additional risks and uncertainties, many of which are outside our control, and the occurrence of which could adversely affect the prospects for our product candidates.

Furthermore, there is no assurance the clinical data from any of our investigator-initiated clinical trials in China, where the patients are predominately of Chinese descent, will produce similar results in patients of different races, ethnicities or those of non-Chinese descent. Finally, the cross-border transfer of data generated by investigator-initiated and other trials in China is regulated by PRC law. We may not be able to transfer all or part of such data to other countries, which may impede our ability to use such data to further regulatory applications and in regulatory reporting in such other countries. Any failure by us or our partners to maintain compliance with applicable laws and regulations or obtain and maintain required licenses and permits may result in the suspension or termination of our business activities, and even administrative penalties. We believe our strategy and approach are aligned with government’s regulatory policies, but we cannot ensure that our strategy and approach will continue to be aligned.
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
Additionally, for CARVYKTI or any other of our product candidates that receives marketing approval, if we or others later identify undesirable side effects caused by that product or product candidate, including during any long-term follow-up observation period recommended or required for patients who receive treatment using the product or product candidate or during additional clinical trials or any required Risk Evaluation and Mitigation Strategy (“REMS”) REMs program, a number of potentially significant negative consequences could result, including:
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
In this CARVYKTI label update, the following sentence was added to the Boxed Warning of the U.S. Prescribing Information: “Secondary hematological malignancies, including myelodysplastic syndrome and acute myeloid leukemia, have occurred following treatment with CARVYKTI.” In addition, in November 2023, the FDA announced that it was investigating a serious safety signal of T-cell malignancies identified in patients who received treatment with BCMA-directed or CD19-directed autologous CAR-T cell immunotherapies. The FDA considered this information to be ‘new safety information’ and that it is applicable to all currently approved BCMA-directed and CD19-directed genetically modified autologous CAR-T cell immunotherapies, including CARVYKTI. In January 2024, the FDA announced that it has determined that new safety information should be included in the labeling of all BCMA- and CD19-directed genetically modified autologous CAR-T cell immunotherapies, including CARVYKTI. In October 2025, the following was added to the CARVYKTI Boxed Warning of the U.S. Prescribing Information: "Immune Effector Cell-associated Enterocolitis (IEC-EC), including fatal or life-threatening reactions, occurred following treatment with CARVYKTI."

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
As of December 31, 2025, we had approximately 2,900 full-time employees. As our development and commercialization plans progress and strategic plans expand and develop, and as we mature as a public company, we expect to need additional managerial, operational, financial and other personnel, including personnel to support our product development and both current and planned future commercialization efforts. Future growth will impose significant added responsibilities on members of management, including:
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

Our reputation is key to our business success. Negative publicity and allegations involving us, our affiliates, directors, officers or employees may adversely affect our reputation, business and growth prospects.
Any negative publicity concerning us, our affiliates or any entity that shares the “Legend Biotech” name, even if untrue, could adversely affect our reputation and business prospects. We cannot assure you that negative publicity about us or any of our affiliates or any entity that shares the “Legend Biotech” name would not damage our brand image, adversely affect our ability to maintain our existing collaboration arrangements or attract new partners or have a material adverse effect on our business, results of operations and financial condition. There have been investigations involving our affiliates in the past, and there can be no assurance that any future investigations or legal proceedings against us or our affiliates or directors will not have a material adverse impact on us.

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
In the ordinary course of business, we collect, store, and transmit (collectively “process”) sensitive information, including but not limited to intellectual property, proprietary business information, and sensitive personal information such as health-related data. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such sensitive information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to our sensitive information.

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

It may be difficult and/or costly to detect, investigate, mitigate, contain, and remediate a security incident. Our efforts to do so may not be successful. Actions taken by us or the third parties with whom we work to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of our business. Threat actors may also gain access to other networks and systems after a compromise of our networks and systems. For example, threat actors may use an initial compromise of one part of our environment to gain access to other parts of our environment, or leverage a compromise of our networks or systems to gain access to the networks or systems of third parties with whom we work, such as through phishing or supply chain attacks.

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
In the ordinary course of business, we collect, receive, store, generate, use, disclose, make accessible, protect, maintain and process, and our third-party vendors, collaborators, contractors and consultants maintain and process on our behalf, personal data, and other sensitive information in connection with our commercialization and development activities and our employees. Our data processing activities subject us to the numerous data privacy and security obligations, such as various laws, regulations, guidance, industry standards, external and internal privacy and safety security policies, contractual requirements and other obligations relating to data privacy and security. Any actual or perceived failure by us, our third- party vendors, collaborators, contractors and consultants to comply with applicable data privacy and security obligations could result in government enforcement actions (e.g. investigations, fines, penalties, audits, inspections, and similar actions); litigation (including class-action claims), additional reporting requirements and oversight; bans on processing personal data; orders to destroy or not use personal data; fines; imprisonment of company officials and public censure; claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects.

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

We are also subject to the EU Network and Information Security ("NIS2") Directive, which regulates resilience and incident response capabilities of entities operating in a number of sectors, including the health sector and imposes stringent cybersecurity risk-management and reporting obligations. Failure to comply with these requirements could result in substantial administrative fines of a maximum of 10 million Euros or up to 2% of our global annual turnover, personal liability for our senior management, and significant reputational damage. Furthermore, our reliance on third-party suppliers who must also comply with these standards introduces additional supply chain risks that could impact our operational continuity.

In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including federal and state health information privacy laws, federal and state security breach notification laws, and federal and state consumer protection laws. Each of these constantly evolving laws can be subject to varying interpretations. For example, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), as amended by the Health Information Technology for Economic and Clinical Health Act ("HITECH"), establish specific requirements related to the privacy, transmission, and security of individually identifiable health information, that constitutes protected health information. Enforcement of HIPAA and its regulations can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, the U.S. Department of Justice ("DOJ") issued rules on "Preventing Access to U.S. Sensitive Personal Data by Countries of Concern", which became effective on April 8, 2025. Under the DOJ’s Final Rule, certain transactions involving sensitive personal data, including human 'omic data (genomic, epigenomic, proteomic, and transcriptomic data) and human biospecimens, as well as personal health data from U.S. persons during clinical trials, are strictly prohibited or restricted if they involve "countries of concern", including China, Russia, Iran, North Korea, Cuba, and Venezuela, or "covered persons" linked to these nations. The rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which presents particular challenges for companies like ours and may impact our ability to transfer data in connection with certain transactions or agreements. Non-compliance with the rule could lead to civil and criminal penalties, forced termination of critical research and development partnerships and reputational damage and loss of investor confidence due to perceived national security risks.
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

In addition, the California Privacy Rights Act of 2020 (“CPRA”) expands the CCPA’s requirements, including by adding a new right for individuals to correct their personal information and establishing a new regulatory agency to implement and enforce the law. Other states have also passed comprehensive privacy laws, and similar laws are being considered in several other states, as well as at the federal and local levels. While these states, like the CCPA, also exempt some data processed in the context of clinical trials, these developments further complicate compliance efforts, and increase legal risk and compliance costs for us, the third parties upon whom we rely.
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

Our employees and personnel use generative artificial intelligence and may use agentic artificial intelligence or machine learning (collectively “AI”) technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use AI, it could make our business less efficient and result in competitive disadvantages.
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

We have been making constant efforts to comply with the relevant data protection laws and regulations in the PRC and will endeavor to comply with any update in the applicable laws, regulations or guidelines as issued by any relevant regulatory authorities in the PRC. However, we cannot assure you that we are able to comply with any applicable privacy and data security laws, regulations and guidelines in a timely manner, or at all. In addition, certain industry-specific laws and regulations affect the collection, use and transfer of personal data in China. For example, the PRC State Council promulgated Regulations on the Administration of Human Genetic Resources (further amended on March 10, 2024 and became effective from May 1, 2024), which stipulates that foreign organizations, foreign individuals and the institutions established or actually controlled thereby shall not collect or preserve China’s human genetic resources within the PRC, and shall not provide China’s human genetic resources abroad. Where a foreign organization or an institution established or actually controlled by a foreign organization or foreign individual needs to use China’s human genetic resources to conduct scientific research activities, it shall comply with the applicable laws, administrative regulations and relevant provisions in the PRC, and cooperate with China’s scientific research institutions, universities, medical institutions and other enterprises provided therein. In this regard, utilization of China’s human genetic resources for international cooperation in scientific research, as well as transporting China’s human genetic resources materials abroad shall be subject to the approval of the administrative department for health under the State Council. However, no approval is required in international clinical trial cooperation using China’s human genetic resources at clinical institutions without export of human genetic resource materials for obtaining the licensing for the listing of relevant drugs and medical devices in the PRC market, provided that the type, quantity and usage of the human genetic resources to be used shall be filed with the administrative department for health under the State Council before conducting the clinical trials. There is no assurance that we can always complete all application, approval or pre-registration processes according to existing or future HGR laws and regulations.

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

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy. Unfavorable conditions in the economy both in the United States and abroad, including conditions resulting from changes in gross domestic product growth in the United States or abroad, financial and credit market fluctuations, inflation, fluctuating interest rates, international tariff policies, trade wars and other concerns regarding international trade relations, political turmoil, natural catastrophes, outbreaks of contagious diseases, geopolitical tensions, warfare and terrorist attacks, could cause a decrease in business investments, disrupt the timing and cadence of key industry events, and negatively affect the growth of our business and our results of operations. For example, the COVID-19 pandemic adversely affected workforces, economies and financial markets globally, leading to a reduction in the ability of, or the inability of, partners, suppliers, vendors or other parties to meet their contractual obligations, and for a period of time, a reduction in customer spending on technology, and such conditions may reoccur in the future. The war in Ukraine and the related political and economic responses imposed on Russia such as sanctions, may also exacerbate these issues and trends especially in Europe. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our product candidates and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business, financial condition, results of operations and prospects.

Changes in U.S. and international trade policies may adversely impact our business and operating results.
The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. For example, in February 2026, the United States Supreme Court (SCOTUS) invalidated certain tariffs imposed by the U.S. government under emergency statutory authority in 2025. Shortly thereafter, President Trump signed an executive order implementing a new 10% global tariff pursuant to an alternative statutory authority, which may be raised up to 15%. It remains unclear whether and to what extent duties previously collected under the invalidated tariffs will be refunded, whether refunds will be subject to administrative or judicial processes, or whether offsets or alternative measures may be imposed. This evolving legal and policy landscape have contributed to continued volatility in the trade environment. As we continue with commercialization of product candidates, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our drug products, the competitive position of our drug products, the hiring of scientists and other research and development personnel, and import or export of raw materials in relation to drug development, or prevent us from selling our drug products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government continues to take retaliatory trade actions due to the recent U.S.-China trade tension or imposes additional tariffs on goods imported from other countries, such as the EU or Canada, such changes could have an adverse effect on our business, financial condition and results of operations and any changes to our operations or our sourcing strategy in order to mitigate any such tariff costs could be complicated, time-consuming and costly.

If we fail to maintain an effective system of internal controls, it could result in material misstatements of our consolidated financial statements or cause us to fail to meet our reporting obligations.
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
The revenue generated from the Janssen Agreement has contributed, and is expected to continue to contribute in the foreseeable future, a large portion of our revenue.
We have entered into the Janssen Agreement in respect of the development of cilta-cel. We received an upfront payment of $350.0 million from Janssen in 2018, and an additional $415.0 million in milestone payments through the date of this Annual Report. Janssen may not execute its obligations as planned or may refuse to honor their commitments under the Janssen Agreement. The non-performance of Janssen, early termination of the Janssen Agreement, or our inability to find new or replacement partners may negatively impact our revenue and research and development activities and funding therefore. Should any of these risks materialize, this would have an adverse effect on our business, prospects, financial condition and results of operations.

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
Manufacturing our product candidates will require many reagents, which are substances used in our manufacturing processes to bring about chemical or biological reactions, and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. We currently depend on a limited number of vendors for access to facilities and supply of certain materials and equipment used in the manufacture of our product candidates. For example, we currently use facilities and equipment at external CMOs as well as supply sources internal to the collaboration for vector supply. Our use of CMOs increases the risk of delays in production or insufficient supplies as they gain experience with our product and supply requirements. In addition, we purchase equipment and reagents critical for the manufacture of our product candidates from Hemacare, Miltenyi, Leukapheresis Collection Center and other suppliers on a purchase order basis. Some of our suppliers may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support our needs. We also do not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Accordingly, we may not be able to obtain key materials and equipment to support clinical or commercial manufacturing.
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

Disruptions at the FDA, the SEC and other government agencies and regulatory authorities caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA and comparable foreign regulatory authorities to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the U.S. Securities and Exchange Commission, or SEC, and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies and comparable regulatory authorities may also slow the time necessary for new drugs or biologics to be reviewed and/or approved by necessary government agencies and regulatory authorities, which would adversely affect our business. For example, over the last several years, including most recently in October 2025, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical FDA, SEC and other government employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

The ability of the FDA and other government agencies to properly administer their functions is highly dependent on the levels of government funding and the ability to fill key leadership appointments, among various factors. Delays in filling or replacing key positions could significantly impact the ability of the FDA and other agencies to fulfill their functions, and could greatly impact healthcare and the pharmaceutical industry. In addition, the current administration has implemented substantial reductions in force at various government agencies including the FDA, which could significantly reduce the FDA’s capacity to perform its functions in a manner consistent with its past practices and could delay reviews and negatively impact our business. There is increased uncertainty as to how the FDA and other regulatory agencies will regulate our products.
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

A primary trend in the U.S. healthcare industry and elsewhere is cost containment. For example, the U.S. Department of Health and Human Services (“HHS”) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price of certain single-source drugs that have been on the market for at least sever (7) years and single-source biologics that have been on the market for at least eleven (11) years covered under Medicare as part of the Medicare Drug

Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. Third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for any drug that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Inadequate coverage and reimbursement may impact the demand for, or the price of, any drug for which we obtain marketing approval. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future product candidates that we develop, which could have an adverse effect on our operating results and our overall financial condition.

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

For example, the ACA was enacted in the United States in March 2010 with the stated goals of containing healthcare costs, improving quality and expanding access to healthcare, and includes measures to change healthcare delivery, increase the number of individuals with insurance, ensure access to certain basic healthcare services, and contain the rising cost of care. There have been legal and political challenges to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges and the healthcare reform measures of the current administration will impact the ACA.

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

Further, there has been heightened governmental scrutiny in the United States of pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, the Centers for Medicare & Medicaid Services and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with certain pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform, U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program. These and other healthcare reform initiatives may result in additional reductions in Medicare and other healthcare funding.

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
We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended (“FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Compliance with export control and sanctions laws may create delays in the introduction of our products in international markets or, in some cases, prevent the export of our products to some countries altogether. Furthermore, export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by sanctions. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. The FCPA also requires public companies to make and keep books and records that accurately and fairly reflect the transactions of the corporation and to devise and maintain an adequate system of internal accounting controls. We may engage third parties to sell our products outside the United States, to conduct clinical trials, and/ or to obtain necessary permits, licenses, patent registrations, and other marketing approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Climate change and related legal, regulatory, or market responses to sustainability matters may adversely affect our business
The effects of climate change could pose risks to our operations, including the effects of extreme weather events on our facilities and disruption to our upstream and downstream supply chains. Additionally, there has been ongoing focus on environmental, social, and sustainability matters by a broad range of stakeholders. Concerns over these matters may lead to new or additional legal or regulatory requirements aimed at reducing greenhouse gas emissions, mitigating the effects of climate change on the environment, or addressing social‑impact measures. In addition, evolving laws or regulations may impose enhanced reporting or disclosure requirements related to these matters. If such obligations are more stringent than current requirements, we may experience disruptions or increased costs associated with sourcing, manufacturing, distributing, or reporting on our products and operations, which could adversely affect our business.
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
Third parties have initiated, and in the future may initiate, legal proceedings alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could significantly harm our business.
Our commercial success depends, in part, on our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary and modular CAR-T and CAR-NK cell technology without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of third parties. Numerous third-party U.S. and non-U.S. issued patents exist in the area of biotechnology, including relating to the modification of immune cells such as T cells and NK cells the production of CAR-T and CAR-NK cells, and including patents held by our competitors. On January 5, 2026, plaintiff 2seventy bio, Inc., a wholly-owned subsidiary of Bristol-Myers Squibb Company, filed a patent infringement complaint in the Unified Patent Court against us and our collaborator Janssen. The complaint asserts that 2seventy bio, Inc. is the exclusive licensee of European Patent No. 3,689,383, which is owned by the National Institutes of Health. The complaint alleges that our and Janssen’s manufacturing, marketing, distribution and sale of CARVYKTI® within Europe infringes the claims of defendant’s patent. The complaint seeks unspecified monetary damages.
Other third parties, including our competitors, may allege that CARVYKTI or our product candidates infringe certain of their patents. While we believe that we would have valid defenses against any assertion of such patents against us, such defenses may be unsuccessful. If any of our products is found to infringe any of these patents, we could be required to obtain a license from the respective patent owners, or, if applicable, their licensees, to continue developing, manufacturing, marketing, selling and commercializing such products. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving the licensor and other third parties the right to use the same technologies licensed to us, and it could require us to make substantial licensing, royalty and other payments. We also could be forced, including by court order, to permanently cease development, manufacturing, marketing and commercializing the applicable products. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willingly infringed any such patent. Even if we were ultimately to prevail, any litigation could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.
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
You may experience difficulties in effecting service of legal process, enforcing judgments outside of PRC or bringing actions in China against us or our management named in the Annual Report based on laws outside of PRC. It may also be difficult for regulators outside of the PRC or you to conduct investigations or collect evidence within China.
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
The recognition and enforcement of judgments outside of PRC are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce judgments outside of PRC in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of judgments outside of PRC. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a judgment outside of PRC against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or the public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.
It may also be difficult for you or regulators outside of the PRC to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information, documents and materials needed for regulatory investigations or litigation outside China or otherwise with respect to entities outside of PRC. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no securities regulator outside of the PRC is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no entity or individual may provide the documents and materials relating to securities business activities to parties outside of the PRC. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for a securities regulator outside of the PRC to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.
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

Our leased property interest may be defective and our right to lease the properties may be challenged. We may be subject to fines due to the lack of filing of our leases.

We lease certain premises used in our operations from third parties in China. Pursuant to the Measures for Administration of Lease of Commodity Properties, which was promulgated by the Ministry of Housing and Urban-Rural Development of the PRC on December 1, 2010 and became effective on February 1, 2011, both lessors and lessees are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. If the filing is not made, the governmental authorities may require that the filing be made within a stated period of time, failing which they may impose a fine ranging from RMB1,000 to RMB10,000 for each agreement that has not been properly filed, at the discretion of the relevant authority. We have not registered some lease agreements with the relevant government authorities, and while we have not been subject to any penalties arising from the non-registration of lease agreements, there can be no assurance that the lessors of our leased properties will be cooperative in the process of completing the filings or that we will not be subject to any penalties and/or requests from local authorities to fulfill the registration requirements, which may increase our costs in the future. If any of our leases is terminated or becomes unenforceable as a result of challenges from third parties, we would need to seek alternative properties and incur relocation costs. Any relocation could lead to disruptions to our operations and adversely affect our business, financial conditions and results of operations. Furthermore, we may face difficulties renewing our leases when they expire, either on commercially acceptable terms or at all. Our inability to enter into new leases or renew existing leases on terms acceptable to us could materially and adversely affect our business and results of operations.
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

At various times during recent years, the United States and China have had significant disagreements over monetary, economic, political, environmental and social issues, and future relations between these two countries may deteriorate. Various Chinese entities, including certain biotechnology companies and CMOs in China, have been or may become, the subject of trade restrictions, sanctions, and other regulatory requirements by the U.S. government, which could restrict or even prohibit the ability to work with such entities. Changes in political conditions and changes in the state of China-U.S. relations are difficult to predict and could adversely affect our business, operating results and financial condition. Any deterioration in political or trade relations could harm our business. We cannot predict what effect any changes in China-U.S. relations may have on our ability to access capital or effectively do business in the United States and China. For example, a U.S. Executive Order on Preventing Access to Americans’ Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern was issued that seeks to prohibit or restrict specific types of commercial transactions involving “bulk sensitive personal data,” including (1) personal identifiers; (2) personal financial data; (3) personal health data (as defined under HIPAA); (4) precise geolocation data; (5) biometric identifiers; and (6) human genomic data, between U.S. persons and “countries of concern,” including China. If there is no lawful manner for us to transfer such data to China, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions (such as the United States) at significant expense and increased exposure to regulatory actions. In addition, the United States recently enacted the BIOSECURE Act (the “BIOSECURE Act”), to prohibit U.S. federal executive agencies from procuring or obtaining any biotechnology equipment or services produced or provided by a “biotechnology company of concern” or entering into or renewing a contract, loan, or grant with an entity that uses such biotechnology equipment or equipment. The BIOSECURE Act also prohibits U.S. government loan and grant recipients from using federal loan or grant money to enter into contracts with entities that use equipment from biotechnology companies of concern in the performance of any federal prime contract or subcontract. Given the BIOSECURE Act, we may be restricted in our ability to work with certain Chinese biotechnology companies to the extent we would contract with, or otherwise receive funding from, the U.S. government. In addition, if we, our suppliers, or our customers were to be designated as a “biotechnology company of concern,” this could potentially cause harm to our business and financial condition.
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
We currently report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act providing for liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, foreign private issuers are not required to file their annual report on Form 20-F until 120 days after the end of each fiscal year, while U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year.
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

As discussed above, we are a “foreign private issuer”, and therefore are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our “foreign private issuer” status if more than 50% of our outstanding voting securities become directly or indirectly held of record by U.S. Holders and any one of the following is true: (i) the majority of our directors or executive officers are U.S. citizens or residents; (ii) more than 50% of our assets are located in the United States; or (iii) our business is administered principally in the United States. If we lose our “foreign private issuer” status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. While our executive officers and directors will become subject to certain reporting requirements of Section 16 of the Exchange Act on March 18, 2026, we would also have to comply with U.S. federal proxy requirements, and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we do not incur as a foreign private issuer. In addition, members of our management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

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
Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value determined in large part by reference to the market value of our ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our initial public offering, follow-on offerings, and other fundraising activities in our business. Based on our operating history and the composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ending December 31, 2025. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Because the determination of whether we are a PFIC for any taxable year is a factual determination made annually after the end of each taxable year, there can be no assurance that we will or will not be considered a PFIC in any taxable year, including the current taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending December 31, 2025, and also expresses no opinion with regard to our expectations regarding our PFIC status for the current or future taxable years.
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

The tax treatment of the company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate. Many of the countries in which we do business are expected to adopt changes to tax laws, including as a result of the Base Erosion and Profit Shifting Project of the Organisation for Economic Co-operation and Development (the “OECD”), Shifting, Project, the European Commission’s state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid. The OECD has published a package of measures for reform as a product of the Base Erosion and Profit Shifting Project, which include the reallocation of global profits of large multinational companies to market jurisdictions based on customer location as well as the introduction of a global minimum tax. Many of the package’s proposed measures require amendments to the domestic tax legislation of various jurisdictions. In the United States, the OBBBA, the Inflation Reduction Act enacted in 2022 (the “IRA”), the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020, and the Tax Cuts and Jobs Act enacted in 2017 made many significant changes to the U.S. Internal Revenue Code of 1986, as amended. Future guidance from the Internal Revenue Service and other tax authorities with respect to any legislation may affect us, and certain aspects of such legislation could be repealed or modified in future legislation or sunset in future years. Changes in or interpretations under the OBBBA, the Tax Cuts and Jobs Act, the IRA, or other tax legislation, or the enactment of new tax legislation, could increase our future tax liability, which could in turn adversely impact our business and future profitability. We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

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
Our capital expenditures for the years ended December 31, 2025, 2024, and 2023 amounted to $69.3 million, $64.6 million, and $104.0 million, respectively. These expenditures primarily consisted of property, plant and equipment and intangible assets. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditures in 2026 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made in the United States, EU and China, where our principal manufacturing and research and development facilities are currently located.
The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and can be accessed at www.sec.gov. We maintain a corporate website at www.legendbiotech.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this Annual Report.
B.Business Overview

We are a global biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 2,900 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, ciltacabtagene autoleucel ("cilta-cel" or "LCAR- B38M" for purposes of our LEGEND-2 trial), is a CAR-T cell therapy we are jointly developing with our strategic partner, Janssen, for the treatment of multiple myeloma (“MM”). Clinical trial results achieved to date demonstrate that cilta-cel is the first CAR-T cell therapy to demonstrate overall survival benefit when compared to standard therapies in patients with RRMM with a manageable safety profile.

On February 28, 2022, cilta-cel was approved by the FDA under the trademark CARVYKTI for the treatment of adults with RRMM who have received four or more prior lines of therapy, including a proteasome inhibitor, an immunomodulatory agent, and an anti-CD38 monoclonal antibody. In April 2024, FDA approved CARVYKTI for the treatment of patients with RRMM who have received at least one prior line of therapy, including proteasome inhibitor, and an immunomodulatory agent, and are refractory to lenalidomide. We have established a sales, marketing and operational infrastructure to support the commercialization of CARVYKTI in the United States. On May 25, 2022, the European Commission granted conditional marketing authorization of CARVYKTI for the treatment of adults with RRMM who have received at least three prior therapies, including a proteasome inhibitor (“PI”), IMiD and an anti-CD38 antibody, and have demonstrated disease progression on the last therapy. On September 26, 2022, Japan’s Ministry of Health, Labour and Welfare approved CARVYKTI for the treatment of adults with RRMM, limited to cases meeting both of the following conditions: (1) patients have no history of CAR-positive T cell infusion therapy targeting B-cell maturation antigen (“BCMA”); and (2) patients who have received three or more lines of therapies, including an immunomodulatory agent, a proteasome inhibitor and an anti-CD38 monoclonal antibody, and in whom multiple myeloma has not responded to or has relapsed following the most recent therapy. In April 2024, the European Commission granted approval of CARVYKTI for the treatment of adult patients with RRMM who have received at least one prior line of therapy including a PI and an IMiD, have demonstrated disease progression on the last therapy and are refractory to lenalidomide.

Cilta-cel has been granted breakthrough therapy designation by the FDA, PRIME designation by the EMA, and breakthrough therapy designation by the CDE. In January 2021, the Committee for Medicinal Products for Human Use (“CHMP”), of the EMA accepted a request for an accelerated assessment of the marketing authorization application. Orphan Drug Designation has been granted for cilta-cel by the FDA, the European Commission, Japan Ministry of Health, Labour and Welfare, Switzerland Swissmedic, and South Korea Ministry of Food and Drug Safety.

Our lead product, cilta-cel, is an autologous CAR-T cell therapy that targets the BCMA, which is a highly expressed protein in a number of hematologic malignancies including MM. Autologous cells refer to the patient’s own cells. Following the FDA’s approval of CARVYKTI, we are continuing to develop cilta-cel for potential further improvements in the treatment of MM. MM is a highly aggressive disease representing approximately 10% of all hematologic malignancies and 20% of deaths of hematologic malignancies worldwide. The American Cancer Society projects that 36,110 new cases of MM and 12,030 deaths will occur in the United States in 2025. Worldwide, there were an estimated 187,952 new cases of MM in 2022. Therefore, we believe there is a high unmet need for a therapy that provides an improved efficacy profile for a prolonged period of time.

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

In addition to the trials we are conducting to support our initial regulatory submissions, we are conducting multiple clinical trials to evaluate cilta-cel as an earlier line of therapy for MM. In November 2019, we and our strategic partner Janssen began enrolling an aggregate of approximately 160 patients in a Phase 2 multicohort trial of cilta-cel in the United States, EU, Israel and Saudi Arabia, which we refer to as CARTITUDE-2, in patients with MM in various clinical settings such as in early relapse patients or as a front-line therapy. Based on those results, we intend to explore expanding our investigation in those patient populations to potentially support regulatory approval submissions upon the agreement of regulatory agencies. In addition, the Phase 3 CARTITUDE-4 clinical trial, which includes approximately 400 patients in the United States, Europe, Australia, Japan, the Republic of Korea and Israel, completed enrollment during October 2021. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in Revlimid-refractory MM. On January 27, 2023 we announced that CARTITUDE-4 met its primary endpoint of showing a statistically significant improvement in Progression-Free Survival ("PFS") compared to standard therapy at the study’s first pre-specified interim analysis. These results were published in the New England Journal of Medicine. At a median follow-up of 15.9 months, the median progression free survival was not reached in the cilta-cel group and was 11.8 months in the standard-care group (hazard ratio, 0.26; 95% confidence interval 0.18 to 0.38; P<0.001). The trial has been unblinded following the recommendation of an independent data monitoring committee. Additionally, at a median follow-up of 33.6 months, a prespecified OS analysis demonstrated that cilta-cel significantly improved OS compared to standard care and demonstrated consistent OS benefit across prespecified subgroups. Furthermore, we initiated the Phase 3 CARTITUDE-5 clinical trial during August 2021, and completed enrollment in 2024, including sites in the United States, Europe, Canada, Australia, Korea and Japan. This clinical trial is comparing treatment with cilta-cel to treatment of standard triplet therapy in newly diagnosed MM patients for whom hematopoietic stem cell transplant is not planned as an initial therapy. Through a collaboration with the European Myeloma Network, we and Janssen initiated a Phase 3 CARTITUDE-6 clinical trial in October 2023, targeting enrollment at approximately 750 patients, including, but not limited to, sites in EU, Australia, Korea, and Israel. This clinical trial will compare treatment with cilta-cel to treatment of ASCT in newly diagnosed MM patients.

We have established a global collaboration with Janssen for cilta-cel, pursuant to which we share equally the development, production and commercialization costs and profits or losses in all areas other than the mainland of China, Hong Kong, Macau and Taiwan, ("Greater China"), where we assume 70% of development, production and commercialization costs and retain or bear 70% of pre-tax profits or losses. We received an upfront payment of $350.0 million from Janssen in 2018, and an additional $415.0 million in milestone payments through December 31, 2025.

In addition to cilta-cel, we have a broad portfolio of earlier-stage autologous CAR-T product candidates targeting various cancers, including MM, gastric cancer, gastroesophageal junction cancer, esophageal cancer, pancreatic cancer, colorectal cancer, small cell lung cancer, and non-small cell lung cancer. We are also developing allogeneic gamma delta CAR-T and allogeneic CAR-NK product candidates targeting BCMA and various Cluster of Differentiation targets (i.e., CD19, CD20) for MM and NHL, which are currently in investigator-initiated Phase 1 clinical trials in China. Additionally, we are developing an allogeneic CAR-T product candidates targeting CD19/BCMA and CD19/CD70, and an autologous CAR-T product candidate targeting CD19/CD20/CD22 for autoimmune which are in phase 1 clinical trials in China.

Furthermore, we are also developing an in-vivo CAR-T product candidate targeting CD19/CD20 for NHL which is in Phase 1 clinical trials in China. Our pipeline of product candidates is summarized below.

Our Pipeline

CARVYKTI® (ciltacabtagene autoleucel) Ciltacabtagene Autoleucel Clinical Studies

BCMA-directed Autologous Therapy

PHASE 1	PHASE 2				PHASE 3		
LEGEND-2† RRMM NCT03090659	**CARTIFAN-1*** RRMM NCT03758417	**CARTITUDE-1*** RRMM NCT03548207	**CARTITUDE-2*** MM NCT04133636	**CARTITUDE-10*** NDMM Transplant Not Intended NCT07149857	**CARTITUDE-4*** RRMM 1-3 Prior Lines NCT04181827	**CARTITUDE-5** NDMM Transplant Not Intended NCT04923893	**CARTITUDE-6*** NDMM Transplant Eligible NCT05257083

Johnson&Johnson

Additional Pipeline Programs

PHASE 1

Autologous Therapies	**AUTOIMMUNE†** (CD19 X CD20 X CD22)	**COLORECTAL†** (GCC)	**GASTRIC & PANCREATIC‡** (CLAUDIN 18.2)	**MM†** (CD19 X GPRC5D), (GPRC5D)	**SCLC & LCNEC‡#** (DLL3) NOVARTIS
Allogeneic Therapies	**AUTOIMMUNE†** (CD19 X BCMA) (CD19 X CD70)	**MM†** (BCMA) CAR-NK	**NHL†** (CD20) CAR-αβ T	**NHL†** (CD19 X CD20) CAR-γδ T	
In Vivo Therapies	**NHL†** (CD19 X CD20)	**MM†** (GPRC5D)	**MM†** (BCMA)		

*In collaboration with Janssen, Pharmaceutical Companies of Johnson & Johnson. †Phase 1 investigator-initiated trial. ‡IND applications have been cleared by the U.S. FDA. #Subject to an exclusive license agreement with Novartis Pharma AG.
The safety and efficacy of the agents and/or uses under investigation have not been established. There is no assurance that the agents will receive health authority approval or become commercially available in any country for the uses being investigated. Additionally, as some programs are still confidential, certain candidates may not be included in this list.
INDICATIONS: LCNEC: large cell neuroendocrine carcinoma; MM: multiple myeloma; NDMM: newly diagnosed multiple myeloma; NHL: non-Hodgkin lymphoma; RRMM: relapsed or refractory multiple myeloma; SCLC: small cell lung cancer
TARGETS: BCMA: B-cell maturation antigen; DLL3: delta-like ligand 3; GCC: guanylyl cyclase C; GPRC5D: G-protein coupled receptor, family C, group 5, member D

9

This presentation is for investor relations purposes only - Not for product promotional purposes

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

CAR-T cells, the most common engineered ACTs are genetically modified cells that express chimeric antigen receptors that recognize and bind to antigens on a patient’s tumors, resulting in their activation to target cancer cells for destruction. Other immune cell types can be engineered to express CAR constructs as well, including NK cells. Synthetic CAR receptors combine the specificity of a monoclonal antibody with cytotoxic and immune surveillance functions of a T cell and bind to extracellular antigens of cell-surface proteins overexpressed by cancer cells, thus enabling major histocompatibility complex-independent T cell activation. CAR-T cell therapy has emerged as a revolutionary therapy for patients with certain hematologic cancers. In 2017, the FDA approved the first two CAR-T cell therapies after these products demonstrated strong efficacy in select relapsed or refractory B cell malignancies. There are a total of seven CAR-T cell therapies approved today, including anti-BCMA CAR-T for multiple myeloma developed by Legend and Janssen. CAR-T cell therapies are now an established treatment for patients with relapsed and/or refractory B cell lymphomas, B cell acute lymphoblastic leukemia and multiple myeloma. See “Item 4. Information on the Company—B. Business Overview—Competition.”
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
Clinical and Commercial Stage Manufacturing Expertise

We have assembled a chemistry, manufacturing and commercial (“CMC”), team with extensive CAR-T process development and commercialization experience, many of whom have direct experience with commercial launch and manufacturing supply of marketed CAR-T products. We have cGMP, compliant manufacturing facilities in the United States, Belgium and China that supply the clinical material for our trials for our pipeline programs, and our facilities located in the United States and Belgium also manufacture for commercial supply in the U.S. and EU markets.
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

In collaboration with Janssen, we are currently conducting a Phase 2 trial of cilta-cel in RRMM patients in China (CARTIFAN-1) and completed a Phase 1b/2 trial in RRMM patients in the United States and Japan (CARTITUDE-1). The CARTITUDE-1 Phase 1b/2 registrational trial has completed enrollment. For the Phase 1b portion of the CARTITUDE-1 trial, the primary endpoint was to characterize safety and establish the recommended Phase 2 dose and, for the Phase 2 portion, the primary endpoint was to evaluate efficacy by ORR. Secondary endpoints included efficacy, duration of and timing to response, progression-free survival, overall survival, pharmacokinetic and pharmacodynamic markers, and presence of anti-JNJ-4528 antibodies. In the United States, 97 patients were treated with cilta-cel in the combined Phase 1b/2 CARTITUDE-1 trial. At a median follow-up of 27.7 months (data as of January 11, 2022), the overall response rate was 97.9% with a sCR rate of 82.5%. At study closeout (median follow-up of 33.4 months; data as of October, 14, 2022), the median DOR was 33.9 months. The median PFS was 34.9 months for all patients and 38.2 months for patients with a complete response ("CR") or better. The PFS rates for all patients at 30 months and 36 months were 54.2% and 47.5%, respectively. Median OS was not reached and an estimated 62.9% of patients were alive at the 3-year follow-up. At the 27.7 month median follow-up, the most common hematologic adverse events observed were neutropenia (95.9%), anemia (81.4%), thrombocytopenia (79.4%), leukopenia (61.9%) and lymphopenia (53.6%). With respect to adverse events of special interest, no new events of CRS were reported since the median approximate 1-year follow-up. One new case of signs and symptoms of parkinsonism, previously termed movement and neurocognitive treatment-emergent AEs, was observed at the 27.7-month median follow-up. At a median follow-up of 33.4 months, there were no new neurotoxicity events were reported since the 27.7 month follow-up. A total of 26 second primary malignancies (“SPMs”) were reported during the study in 20 patients. Four new patients developed six new cases of SPMs since the 27.7 month median follow-up, including two cases of basal cell carcinoma, and one case each of myelodysplastic syndrome, B-cell lymphoma, melanoma, and prostate cancer. A total of 35 deaths occurred during the study with 17 due to progressive disease, 12 deaths due to adverse events unrelated to treatment, and six deaths due to adverse events related to treatment.

As of the data cut-off date (February 2025), 45 of 97 (46.4%) patients are alive and in long-term follow up. At a median follow-up of 61.3 months, the mOS was 60.7 months. Thirty-two (33%) patients remained alive and progression-free without further antimyeloma treatment ≥5 years after cilta-cel. Patients with high-risk cytogenetics and extramedullary plasmacytomas were equally likely to be progression-free. Of the progression free patients, at a single center, 12 patients in

sCR underwent serial minimal residual disease ("MRD") and positron emission tomography-computed tomography assessments, and all (100%) were both MRD-negative (at least 10-5 threshold determined by flow cytometry) and imaging-negative at year five or later after cilta-cel without additional therapy, suggesting potential cure. Long-term disease control was associated with fitter immune t-cells before infusion and a higher effector-to-target (E:T) ratio after infusion. In patients ≥5 years progression-free (n=32), there were no new cases of parkinsonism or CNP. There were two additional cases each of SPMs (both solid tumors). Neurologic events included one case each of encephalopathy and taste disorder, not related to cilta-cel. In addition, four new-onset grade three infections, not related to cilta-cel, were reported.
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
Ongoing Clinical Development

We obtained approval to conduct confirmatory clinical trial, CARTIFAN-1, through multiple centers in China in March 2018. Following the submission of an IND, which was cleared by the FDA in May 2018, we and Janssen are conducting the CARTITUDE-1, CARTITUDE-2, CARTITUDE-4, CARTITUDE-5, CARTITUDE-6 (in collaboration with the European Myeloma Network (the “EMN”) and CARTITUDE-10 trials.
CARTIFAN-1 (China)

We were enrolling RRMM patients in a pivotal Phase 2 trial, which we refer to as CARTIFAN-1, involving 11 sites in China. The primary endpoint of this trial is ORR. In December 2022, we submitted a cilta-cel NDA to CDE in China based on data from the first 60 treated patients in CARTIFAN-1. In August 2024, we have received marketing authorization approval from NMPA of cilta-cel for the treatment of adult patients with relapse or refractor multiple myeloma after at least three prior lines of therapy including a proteasome inhibitor and a immunomodulatory agent. In 2025, after fulfilling post market requirement of treating a total of 100 patients in the CARTIFAN-1 study and followed up for at least 6 months, we have decided to terminate the study. Patients have been rolled over to the long-term follow-up study.
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

We have completed enrolling patients in the Phase 2 portion of the CARTITUDE-1 trial and the latest results from the combined Phase 1b/2 CARTITUDE-1 study were presented the 2025 ASCO Annual Meeting.

At a median follow-up of 27.7 months, 97 patients with RRMM continued to show a high ORR of 97.9%, with 82.5% of patients achieving a sCR. At a median follow-up of 33.4 months (data as of October 14, 2022), median DOR was 33.9 months. The median PFS for all patients and patients with CR or better was 34.9 months and 38.2 months, respectively. The PFS rates for all patients at 30 months and 36 months were 54.2% and 47.5%, respectively. Median OS was not reached, and an estimated 62.9% of patients were alive at the 3-year follow-up. At the 27.7 month median follow-up, the most common hematologic adverse events of any grade were neutropenia (95.9%), anemia (81.4%), thrombocytopenia (79.4%), leukopenia (61.9%) and lymphopenia (53.6%). One new case of signs and symptoms of parkinsonism, previously termed movement and neurocognitive treatment-emergent AEs, was observed at the 27.7-month median follow-up and the longer-term data showed no new neurotoxicity events since the 27.7-month follow-up. At study close out (median 33.4 months follow-up) a total of 26 second primary malignancies (SPMs) were reported in 20 patients. Four new patients developed six new cases of SPMs since the 27.7 month median follow-up, including two cases of basal cell carcinoma, and one case each of myelodysplastic syndrome, B-cell lymphoma, melanoma, and prostate cancer. A total of 35 deaths occurred during the study with 17 due to progressive disease, 12 deaths due to adverse events unrelated to treatment, and six deaths due to adverse events related to treatment. As of the data cut-off date (February 2025), 45 of 97 (46.4%) patients are alive and in long-term follow up. At a median follow-up of 61.3 months, the mOS was 60.7 months. Thirty-two (33%) patients remained alive and progression-free without further antimyeloma treatment ≥5 years after cilta-cel. Patients with high-risk cytogenetics and extramedullary plasmacytomas were equally likely to be progression-free. Of the progression free patients, at a single center, 12 patients in sCR underwent serial MRD and positron emission tomography-computed tomography assessments, and all (100%) were both MRD-negative (at least 10-5 threshold determined by flow cytometry) and imaging-negative at year five or later after cilta-cel without additional therapy, suggesting potential cure. Long-term disease control was associated with fitter immune t-cells before infusion and a higher effector-to-target (E:T) ratio after infusion. In patients ≥5 years progression-free (n=32), there were no new cases of parkinsonism or CNP. There were two additional cases each of SPMs (both solid tumors). Neurologic events included one case each of encephalopathy and taste disorder, not related to cilta-cel. In addition, our new-onset grade three infections, not related to cilta-cel, were reported.

*Presented at the 2023 American Society of Clinical Oncology (ASCO) Annual Meeting; June 2-6, 2023; Chicago, IL, USA & Virtual.

CARTITUDE-1 Long-Term Remission: One-Third of Patients Were Progression-Free for ≥5 Years

Overall population (N=97); median follow-up: 61.3 months
PFS
Patients progression-free and alive, %
100
75
50
25
0
0
10
20
30
40
50
60
70
Months since cilta-cel infusion
Patients at risk
97
77
63
52
39
36
16
1

32 of 97 (33%) patients were treatment- and progression-free at ≥5 years cilta-cel, ciltacabtagene autoleucel; PFS, progression-free survival.

6

Presented by PM Voorhees at the American Society of Clinical Oncology (ASCO) Annual Meeting; May 30–June 3, 2025; Chicago, IL, USA & Virtual

*Presented at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting; May 30 - June 3, 2025; Chicago, IL, USA & Virtual.

CARTITUDE-1 Long-Term Remission: Median Overall Survival Was 5 Years

Overall population (N=97); median follow-up: 61.3 months
OS
Patients alive, %
100
80
60
40
20
0
Median OS: 60.7 months
(95% CI, 41.9–NE)
0
6
12
18
24
30
36
42
48
54
60
66
72
78
Months
Patients at risk
97
91
85
79
74
66
58
53
51
48
36
5
1
0

NE, not estimable; OS, overall survival.

10

Presented by PM Voorhees at the American Society of Clinical Oncology (ASCO) Annual Meeting; May 30–June 3, 2025; Chicago, IL, USA & Virtual

*Presented at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting; May 30 - June 3, 2025; Chicago, IL, USA & Virtual.

CARTITUDE-1 Long-Term Remission: Baseline Demographics and Disease Characteristics Were Generally Comparable Between Patients With or Without PD Within 5 Years (Post Hoc Analyses)

	≥5 years progression-free (n=32)	PD within 5 years (n=46)
Age, years, median (range)	60.0 (43–78)	61.5 (47–77)
High-risk cytogenetics,[a] n/N (%)	**7/30 (23.3)[b]**	**12/45 (26.7)**
Extramedullary plasmacytomas, n (%)	**4 (12.5)[c]**	**6 (13.0)**
Time to progression on last prior LOT, months, median (range)	3.98 (0.7–48.6)[d]	3.89 (0.7–21.5)[e]
Prior LOT, median (range)	6.5 (3–14)	5.0 (3–18)
Triple-class[f] refractory, n (%)	29 (90.6)	39 (84.8)
Penta-drug[g] refractory, n (%)	15 (46.9)	15 (32.6)
Bone marrow plasma cells, %, median (range)	**5.0 (0.8–80.0)**	**24.0 (0.0–95.0)**
Soluble BCMA, µg/L, median (range)	**36.0 (3.7–864.6)**	**58.5 (3.8–1342.9)**
High baseline tumor burden,[h] n (%)	2 (6.3)	8 (17.4)

Patients with high-risk cytogenetics and extramedullary plasmacytomas were equally likely to be progression-free. Of note, the percentage of patients with high tumor burden was numerically lower among patients who were progression-free

[a]Either del17p, t(14;16), or t(4;14). [b]4 patients had del17p, 2 had t(14;16), and the remaining 1 patient had a double hit of del17p and t(14;16). [c]Extramedullary disease denotes soft tissue plasmacytoma that was not contiguous with bone. [d]n=29. [e]n=42. [f]≥1 PI, ≥1 IMiD, and 1 anti-CD38 antibody. [g]≥2 PIs, ≥2 IMiDs, and 1 anti-CD38 antibody. [h]Low tumor burden defined as meeting all following parameters (as applicable): bone marrow % plasma cell <50%, serum M protein <3 g/dL, serum FLC <3000 mg/L. High tumor burden defined as meeting any of the following parameters: bone marrow % plasma cell ≥80%, serum M protein ≥5 g/dL, serum FLC ≥5000 mg/L. Intermediate tumor burden did not fit either criteria of high or low tumor burden. BCMA, B-cell maturation antigen; cilta-cel, ciltacabtagene autoleucel; FLC, free light chain; IMiD, immunomodulatory drug; LOT, line of therapy; PD, progressive disease; PI, proteasome inhibitor.

8

Presented by PM Voorhees at the American Society of Clinical Oncology (ASCO) Annual Meeting; May 30–June 3, 2025; Chicago, IL, USA & Virtual

*Presented at the 2025 American Society of Clinical Oncology (ASCO) Annual Meeting; May 30 - June 3, 2025; Chicago, IL, USA & Virtual.

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

The expansion subgroup of Cohort A (n=23) evaluated cilta-cel manufactured with a commercial process. At a median follow-up of 15.6 months, the ORR was 90.9% with 68.2% of patients achieving CR or better and 63.6% of patients achieving sCR. At the 10-5 threshold, 73% of patients who received cilta-cel within the target dose range achieved MRD negativity in addition to all MRD-evaluable patients achieving MRD-negativity. Median PFS and median OS were not reached. All patients experienced grade 3 or 4 hematologic TEAEs. CRS of any grade was reported in all patients with no grade 3 or 4 CRS events. The median time to onset and recovery of any grade CRS was 8 days and 4 days, respectively. Any grade ICANS was reported in 17.4% (4.3% grade 3 or 4) with no events of other neurotoxicities or MNTs/Parkinsonism.

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

    *Presented by Cohen et al at the 64th American Society of Hematology (ASH) Annual Meeting; December 10–13, 2022; New Orleans, LA, USA

Cohort D of the CARTITUDE-2 trial evaluated the efficacy and safety of cilta-cel ± lenalidomide maintenance in patients with multiple myeloma who had <CR to frontline autologous stem cell transplant. Seventeen patients were included a median follow-up of 22.4 months (range, 4.7-39.3). Per protocol, the initial five patients did not receive lenalidomide maintenance post cilta-cel and the subsequent 12 patients initiated continued lenalidomide maintenance post-cilta-cel. A lenalidomide maintenance dose of 10mg daily was administered upon adequate hematologic recovery. The ORR was 94.1% (16/17). with a sCR and CR, of 88.2% and 5.9% respectively. Median times to first response, best response, and ≥CR were 1.3 months. 1.9 months, and 1.7 months respectively. Overall MRD negativity rates at the 10-5 threshold was 70.6%, and 80% among the 15 MRD-evaluable patients. Median DOR was not reached and the 18-month DOR rate was 93.3%. The 18-months PFS and OS rates were both 93.8%. All patients experienced any grade TEAE with grade 3 and grade 4 TEAE in 100% of patients. Any grade infections were reported in 70.6 percent of patients including 29.4% of patients with grade 3 or 4 infections. One event of prolonged neutropenia was reported for a patient with lenalidomide maintenance. Five events of prolonded lymphopenia was reported including two patients without lenalidomide maintenance and three patients with lenalidomide maintenance. One event of prolonged thrombovytopenia was reported in a patient with lenalidomide maintenance. Four patients that received lenalidomide maintenance and one patients that did not received lenalidomide maintenance, experienced grade 3 or 4 infections. One case of grade 3 myleodysplastic syndrome with an onset on day 353 was reported and there were no deaths dues to TEAEs. CRS of any grade was reported in 14% of patients with no patients experience grade 3 or 4 CRS. The median time to CRS onset and duration was 8 days and 2.5 days, respectively. One patient experienced any grade ICANS with a median time to onset and duration of seven days and one day, respectively. Other neurotoxicity events of any grade was reported in six patients with one grade 3 or 4 event. No cases of MNTs/parkinsonism were reported.

As of February 2025, the median follow up was 40.2 months. Responses to treatment with CARVYKTI®️ were durable; of the 16 responders: 14 were alive and in ≥CR at last contact (follow-up range, 13.4–55.9 months). PFS and OS rates were >90% at 3 years. Of 16 MRD-evaluable patients, 13 (81.3%; [95% CI, 54.4–96.0]) achieved MRD negativity at 10–5. No new safety signals were observed at this longer follow up. Patients who achieved ≥CR with vs without MRD negativity exhibited a trend toward lower pre-infusion soluble BCMA (sBCMA), higher effector-to-target (E:T) ratio, and enhanced baseline T-cell fitness reflected by a higher level of CD4+ naive T (TN) and a lower level of CD4+ effector memory T (TEM). There were no cases of parkinsonism or Guillain-Barre syndrome and no new second primary malignances were observed at this longer-follow up.

*Presented by YC Cohen at the 22nd International Myeloma Society (IMS) Annual Meeting & Exposition: September 17-20, 2025; Toronto, ON, Canada.

*Presented by YC Cohen at the 22nd International Myeloma Society (IMS) Annual Meeting & Exposition: September 17-20, 2025; Toronto, ON, Canada.

*Presented by YC Cohen at the 22nd International Myeloma Society (IMS) Annual Meeting & Exposition: September 17-20, 2025; Toronto, ON, Canada.

*Presented by YC Cohen at the 22nd International Myeloma Society (IMS) Annual Meeting & Exposition: September 17-20, 2025; Toronto, ON, Canada.

*Presented by YC Cohen at the 22nd International Myeloma Society (IMS) Annual Meeting & Exposition: September 17-20, 2025; Toronto, ON, Canada.
*Presented by YC Cohen at the 22nd International Myeloma Society (IMS) Annual Meeting & Exposition: September 17-20, 2025; Toronto, ON, Canada.

CARTITUDE-4 (Australia, Austria, Belgium, Denmark, France, Germany, Italy, Israel, Japan, Republic of Korea, Netherlands, Poland, Spain, Sweden, United Kingdom, United States)

We and Janssen are conducting a 400 patient, randomized, open-label Phase 3 trial of cilta-cel in Revlimid-refractory MM patients who received one to three prior lines of therapy, which we refer to as CARTITUDE-4. Patients were randomized 1:1 to receive standard of care (investigator choice between pomalidomide/bortezomib/dexamethasone or daratumumab/pomalidomide/dexamethasone) or be treated with a single administration of cilta-cel. The primary endpoint of this trial is progression free survival. On January 27, 2023 we announced CARTITUDE-4 met its primary endpoint of showing a statistically significant improvement in PFS compared to standard therapy at the study’s first pre-specified interim analysis. The trial has been unblinded following the recommendation of an independent data monitoring committee.

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

The CARTITUDE-4 overall survival update, at a median follow-up of 33.6 months, was also published in Lancet Oncology (https://www.thelancet.com/journals/lanonc/article/PIIS1470-2045(25)00653-9/fulltext)

Long-Term CARTITUDE-4 Update (34 Months): Cilta-cel Significantly Improved Overall Survival

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

12

Presented by R Popat at the 66th American Society of Hematology (ASH) Annual Meeting; December 7–10, 2024; San Diego, CA, USA

In CARTITUDE-4, cilta-cel improved PFS and OS in prespecified subgroups with standard- and high-risk cytogenetics. 80% of CARTITUDE-4 patients with standard-risk disease who received cilta-cel as study treatment remained progression free and off treatment at 30 months. Survival rates were higher when cilta-cel was used earlier in standard-risk disease. 86% (51/59) of patients with standard-risk cytogenetics were progression free and alive ≥1 year. PFS and OS rates were both ~93% at 30 months for these patients with early sustained responses. MRD-negative CR rate at 1 year was 81% (26/32; MRD-evaluable population at 1 year) and all 26 patients remained progression free at 30 months. Safety profile of cilta-cel️ in standard-risk population was consistent with overall study population. There were no IEC-parkinsonism events and low non-relapse mortality after 1 year in this patient population.

PFS and OS in Patients With High-Risk and Standard-Risk Cytogenetics (ITT)

CARTITUDE-4 ITT population
33.6 months median follow-up

PFS[1]
Patients progression free and alive, %
100
80
60
40
20
0
Standard-risk cyto, cilta-cel
High-risk cyto, cilta-cel
Standard-risk cyto, SOC
High-risk cyto, SOC
30-month rate
Standard-risk cyto
Cilta-cel 71.0%
SOC 43.2%
HR 0.43
High-risk cyto
Cilta-cel 52.3%
SOC 17.5%
HR 0.38
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45
PFS, months

Patients at risk

	0	3	6	9	12	15	18	21	24	27	30	33	36	39	42	45
High risk, SOC	132	111	79	65	52	42	37	31	28	23	20	7	3	0	0	0
High risk, cilta-cel	123	106	102	96	92	87	84	76	73	70	55	31	14	7	2	0
Standard risk, SOC	70	58	50	47	41	36	35	32	32	29	27	18	9	1	1	0
Standard risk, cilta-cel	69	59	58	57	53	51	49	49	49	49	46	27	9	2	1	0

OS[1]
Patients alive, %
100
80
60
40
20
0
Standard-risk cyto, cilta-cel
High-risk cyto, cilta-cel
Standard-risk cyto, SOC
High-risk cyto, SOC
30-month rate
Standard-risk cyto
Cilta-cel 79.7%
SOC 69.6%
HR 0.62
High-risk cyto
Cilta-cel 75.5%
SOC 62.1%
HR 0.54
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45
OS, months

Patients at risk

	0	3	6	9	12	15	18	21	24	27	30	33	36	39	42	45
High risk, SOC	132	130	126	116	110	103	96	91	84	81	75	38	14	6	0	0
High risk, cilta-cel	123	121	115	111	105	103	102	98	95	93	83	50	23	14	5	0
Standard risk, SOC	70	69	62	61	57	55	54	52	49	48	48	29	18	5	3	0
Standard risk, cilta-cel	69	65	61	59	57	57	56	56	56	55	52	35	13	5	2	0

1. Sidana S, et al. *J Clin Oncol* 2025;43:7539.

5

CARTITUDE-4 and CARTITUDE-1: Response Rates for Patients With Standard-Risk Cytogenetics (As-Treated)

ORR[a]
100.0
(59/59)
100.0
(105/105)
94.1
(64/68)
Patients, %
100
80
60
40
20
0
80
10
7
3
≥CR 90%
82
10
5
3
≥CR 92%
78
4
6
6
≥CR 82%
sCR
CR
VGPR
PR
CARTITUDE-4
Standard-risk
no gain/amp(1q)
CARTITUDE-4
Standard-risk
+ gain/amp(1q)
CARTITUDE-1
Standard-risk
includes gain/amp(1q)

[a]Assessed using a computerized algorithm based on IMWG consensus criteria (2016). Percentages may not add up to an exact 100% due to rounding.
IMWG, International Myeloma Working Group; PR, partial response; sCR, stringent complete response; VGPR, very good partial response.

7

CARTITUDE-4: PFS and OS in Patients With Standard-Risk Cytogenetics (As-Treated)

PFS

30-month PFS
80.5%
CARTITUDE-4 std risk
71.7%
CARTITUDE-4 std risk
+ gain/amp(1q)
Patients progression free and alive, %
100
75
50
25
0
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45
Months

No. at risk																
C-4 std risk	59	58	57	54	51	49	49	49	49	45	25	15	2	2	0	0
C-4 std risk: + gain/amp(1q)	105	103	101	96	92	87	84	83	82	69	38	24	5	3	1	0

OS

30-month OS
87.3% CARTITUDE-4 std risk
86.1% CARTITUDE-4 std risk
+ gain/amp(1q)
Patients alive, %
100
75
50
25
0
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45
Months

No. at risk																
C-4 std risk	59	58	57	55	55	54	54	54	53	50	29	19	4	2	0	0
C-4 std risk: + gain/amp(1q)	105	103	101	98	98	97	96	95	93	86	52	34	9	4	1	0

9

CARTITUDE-4 and CARTITUDE-1: PFS and OS in Patients With Standard-Risk Cytogenetics (As-Treated)

PFS

30-month PFS
Patients progression free and alive, %
100
75
50
25
0
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45
Months
71.7%
CARTITUDE-4 std risk
+ gain/amp(1q)
59.9%
CARTITUDE-1 std risk
[includes gain/amp(1q)]

No. at risk																
C-1 std risk: incl. gain/amp(1q)	68	66	62	55	54	50	47	47	45	40	34	17	9	2	1	1
C-4 std risk: + gain/amp(1q)	105	103	101	96	92	87	84	83	82	69	38	24	5	3	1	0

OS

30-month OS
Patients alive, %
100
75
50
25
0
0 3 6 9 12 15 18 21 24 27 30 33 36 39 42 45
Months
86.1%
CARTITUDE-4 std risk
+ gain/amp(1q)
70.6%
CARTITUDE-1 std risk
[includes gain/amp(1q)]

No. at risk																
C-1 std risk: incl. gain/amp(1q)	68	68	65	62	60	57	56	55	53	50	43	22	14	8	2	1
C-4 std risk: + gain/amp(1q)	105	103	101	98	98	97	96	95	93	86	52	34	9	4	1	0

10

CARTITUDE-4: Safety Profile in Patients With Standard-Risk Cytogenetics

	Cilta-cel n=59
Non-hematologic SAE	31 (52.5)
Grade 3/4 infections	17 (28.8)
CRS	44 (74.6)
ICANS	1 (1.7)
CNP	4 (6.8)
IEC-parkinsonism	0

- SPMs: 8 (13.6%)
  - Cutaneous/non-invasive (n=4)
  - Non-cutaneous/invasive (n=4)
  - Hematologic (n=0)
- Non-relapse mortality: 6 (10.2%)
  - 4 deaths in first year[a]:
    - COVID-19 (n=2)
    - Subdural hematoma (n=1)
    - Multiple organ dysfunction (n=1)
  - 2 deaths beyond first year:
    - Gastric adenocarcinoma (n=1)
    - Angiosarcoma (n=1)

[a]From the time of cilta-cel infusion. [b]The overall cilta-cel safety population included patients from the cilta-cel arm of the CARTITUDE-4 ITT population.
CNP, cranial nerve palsy; CRS, cytokine release syndrome; ICANS, immune effector cell–associated neurotoxicity syndrome; IEC, immune effector cell; SAE, serious adverse event; SPM, secondary primary malignancy.

1. Mateos M-V, et al. *Clin Lymphoma Myeloma Leuk* 2024;24(suppl 2):S290.

12

Summary of Cilta-cel Outcomes in Standard-Risk Myeloma (As-Treated Population)

	30-month PFS rate, %	30-month OS rate, %
CARTITUDE-4 (median 2 prior lines)		
Cilta-cel *Standard-risk cytogenetics per protocol*	80.5	87.3
Cilta-cel *Standard-risk cytogenetics per protocol + gain/amp(1q)*	71.7	86.1
CARTITUDE-1 (median 6 prior lines)		
Cilta-cel *Standard-risk cytogenetics per protocol including gain/amp(1q)*	59.9	70.6

Earlier use of cilta-cel in standard-risk RRMM led to higher survival rates

13

PFS improves when cilta-cel is used earlier in RRMM and earlier use of cilta-cel results in higher OS rates. Cilta-cel treatment in patients with earlier lines of treatment is associated with a more immunocompetent environment supporting durable CAR-T responses. There is an increased expression of genes associated with anti-tumor myeloid and T cell activation, indicative of immune-engaged TME, as well as increased baseline CD4+ naïve T cells in peripheral blood, indicative of immune fitness.

Introduction: Survival Outcomes With Cilta-cel

- Cilta-cel, a BCMA-directed CAR-T cell therapy has shown profound efficacy in patients with RRMM[1,2]
  - **CARTITUDE-1**: one-third of patients were treatment- and progression-free for ≥5 years after a single cilta-cel infusion[3]
  - **CARTITUDE-4**: significant OS benefit with a higher proportion of patients achieving deep, sustained MRD negativity with cilta-cel vs SOC[4-6]
- **PFS improves when cilta-cel is used earlier in RRMM:**

	CARTITUDE-1 TCE RRMM ≥3 pLOT	CARTITUDE-1 + CARTITUDE-4[a] TCE RRMM 3 pLOT	CARTITUDE-4[a] RRMM 1-3 pLOT
N	**97**	**34**	**176**
mPFS, months	34.9	50.4	NR (mFU[b]: 34.0 months)

[a]As-treated population. [b]mFU from randomization.
BCMA, B-cell maturation antigen; CAR, chimeric antigen receptor; cilta-cel, ciltacabtagene autoleucel; FU, follow-up; MRD, minimal residual disease; pLOT, prior line of therapy; RRMM, relapsed/refractory multiple myeloma; TCE, triple-class exposed.

1. Berdeja JG, et al. *Lancet* 2021;398:314-24. 2. Martin T, et al. *J Clin Oncol* 2023;41:1265-74. 3. Jagannath S, et al. *J Clin Oncol* 2025;43:2766-2771. 4. San-Miguel J, et al. *N Engl J Med* 2023;389:339-47.
5. Mateos M-V, et al. *Clin Lymphoma Myeloma Leuk* 2024;24(suppl 2):S290. 6. Popat R, et al. *Transplant Cell Ther* 2025; 31(suppl):S35.

3

*Presented by S Parekh at the 67th American Society of Hematology (ASH) Meeting; December 6 – 9, 2025; Orlando, FL, USA

OS by pLOT in CARTITUDE-1 and CARTITUDE-4

100
75
50
25
0
Patients alive, %
0
6
12
18
24
30
36
42
48
OS, months
CARTITUDE-4, 1 pLOT
CARTITUDE-4, 2 pLOT
CARTITUDE-4 and CARTITUDE-1, 3 pLOT
CARTITUDE-1, ≥4 pLOT

No. at risk (no. censored)

	0	6	12	18	24	30	36	42	48
1 pLOT	60 (0)	56 (0)	56 (0)	55 (0)	54 (1)	28 (26)	6 (48)	0 (54)	0 (54)
2 pLOT	66 (0)	65 (0)	62 (0)	61 (0)	57 (1)	34 (22)	6 (50)	0 (56)	0 (56)
3 pLOT	67 (0)	63 (0)	59 (0)	57 (0)	54 (0)	32 (18)	15 (35)	2 (48)	0 (50)
≥4 pLOT	80 (0)	74 (0)	70 (0)	64 (0)	60 (0)	48 (7)	12 (39)	2 (49)	0 (51)

Cilta-cel treatment in earlier lines may lead to improved outcomes due to a more immunocompetent TME

Median follow-up for CARTITUDE-1: 33.4 months. Median follow-up for CARTITUDE-4: 30.5 months from cilta-cel infusion.
Cilta-cel, ciltacabtagene autoleucel; pLOT, prior line of therapy.

4

*Presented by S Parekh at the 67th American Society of Hematology (ASH) Meeting; December 6 – 9, 2025; Orlando, FL, USA

CARTITUDE-4 TME: Increased Anti-tumor Myeloid Cell Activation and Heightened Inflammatory State Post Cilta-cel Infusion

Enrichment Δ
−0.4 −0.2 0 0.2 0.4
Significance level
ns P<0.05 P.adj<0.05
P–value interval
<0.001
0.001−0.01
0.01−0.05
≥0.05
D28 – Baseline
6M – Baseline
6M – D28
D28 – Baseline
6M – Baseline
6M – D28
B cells
Ig V(D)J recombination
DNA PK pathway
Positive regulation of BCR signaling pathway
BCR 5 pathway
Neutrophil degranulation
Neutrophil extravasation
Negative regulation of macrophage apoptosis
Tumor-associated macrophages
Regulation of myeloid DC activation
IL-12 STAT4 pathway
IFNG pathway
NO2IL12 pathway
TGF-β signaling
IL-8 CXCR1 pathway
IL-8 CXCR2 pathway
1

1

Gene expression analyses suggest:

- Depleted **B cells** at D28 followed by partial recovery at 6M, accompanied by enhanced **immunoglobulin V(D)J recombination**
- Increased **neutrophil degranulation and extravasation at D28 and 6M**
- Increased **TAMs at D28 and 6M**
  - Concurrent upregulation of cytokine signaling pathways mediated by M1 macrophages (eg, IL-12), but not by M2 macrophages (eg, TGF-β) suggest TAMs are likely **M1 macrophages**[a]

Neutrophil degranulation
Tumor-associated macrophages
IL-12 STAT4 pathway
TGF-β signaling
Enrichment score
1.7
1.3
0.9
0.5
0.1
−0.3
−0.7
−1.1
ns
P.adj<0.05
P.adj<0.05
P<0.05
P.adj<0.05
P.adj<0.05
ns
ns
P.adj<0.05
ns
ns
ns
n=142
n=134
n=133
Baseline
D28
6M
Timepoint

[a]M1 macrophages are anti-tumor and M2 macrophages are pro-tumor.

BCR, B cell receptor; cilta-cel, ciltacabtagene autoleucel; CXCR, chemokine receptor type; DC, dendritic cell; DNA PK, deoxyribonucleic acid protein kinase; IFN, interferon; Ig, immunoglobulin; IL, interleukin; STAT, signal transducer and activator of transcription; TAM, tumor-associated macrophage; TGF, transforming growth factor.

7

*Presented by S Parekh at the 67th American Society of Hematology (ASH) Meeting; December 6 – 9, 2025; Orlando, FL, USA

CARTITUDE-4 TME: Increased and Sustained T-cell Activation and Antigen Presentation Post Cilta-cel Infusion

Enrichment Δ
−0.4 −0.2 0 0.2 0.4
Significance level
ns P<0.05 P.adj<0.05
P−value interval
<0.001
0.001−0.01
0.01−0.05
≥0.05
D28 – Baseline
6M – Baseline
6M – D28
D28 – Baseline
6M – Baseline
6M – D28
T cells
Lymphocyte aggregation
αβ T-cell activation
TCRA pathway
CD4+αβ T-cell proliferation
Positive regulation of CD8+ αβ T-cell differentiation
γδ T-cell activation
γδ T-cell differentiation
Positive regulation of γδ T-cell activation
Positive regulation of γδ T-cell differentiation
T-cell apoptosis pathway
CTL pathway
T cytotoxic pathway
Antibody dependent cellular cytotoxicity
MHCI pathway
MHCII pathway
MHC pathway
2

2

Gene expression analyses suggest:

- Increased activation, differentiation, and proliferation of **diverse T-cell subtypes at D28 and 6M**
- Elevated MHCI and MHCII pathways suggesting robust **antigen presentation** capacity **at D28 and 6M**

TCRA pathway
CTL pathway
MHC pathway
Enrichment score
1.8
1.4
1.0
0.6
0.2
−0.2
−0.6
−1.0
ns
P.adj<0.05
P.adj<0.05
P<0.05
P.adj<0.05
P.adj<0.05
P.adj<0.05
P<0.05
P.adj<0.05
n=142
n=134
n=133
Baseline
D28
6M
Timepoint

Cilta-cel, ciltacabtagene autoleucel; CTL, cytotoxic T lymphocyte; MHC, major histocompatibility complex; TCRA, T-cell receptor alpha chain.

8

*Presented by S Parekh at the 67th American Society of Hematology (ASH) Meeting; December 6 – 9, 2025; Orlando, FL, USA

*Presented by S Parekh at the 67th American Society of Hematology (ASH) Meeting; December 6 – 9, 2025; Orlando, FL, USA

*Presented by S Parekh at the 67th American Society of Hematology (ASH) Meeting; December 6 – 9, 2025; Orlando, FL, USA

CARTITUDE-4 TME: Patients With Shorter PFS (≤18M) and Patients With More pLOT had a More Suppressive TME

Gene expression analyses suggest:

- At 6M vs baseline, patients with shorter PFS (≤18M) had:
  - Increased T_{regs}, suggestive of an increasingly more immune suppressive TME
  - Upregulated EMT signature and PI3K/AKT pathway signatures over time, suggestive of a more hostile TME[1,2]
- From baseline to D28 or 6M, upregulation of these gene signatures in the TME over time also associated with more pLOT

Earlier use of cilta-cel may support longer PFS (>18M) given a more immunocompetent TME

PFS group
PFS >18M
PFS ≤18M
Longitudinal dynamics stratified by PFS group
Treg
EMT signature
PI3KCI AKT pathway
ns
P<0.05
P.adj<0.05
Relative enrichment to baseline^a
n=115 n=115 n=114
n=26 n=18 n=18
Baseline D28 6M
Timepoint
pLOT
1 pLOT
3 pLOT
Longitudinal dynamics stratified by pLOT
P.adj<0.05
n=49 n=43 n=47
n=36 n=32 n=33

[a]Error bars represent estimated 95% confidence intervals.
Cilta-cel, ciltacabtagene autoleucel; EMT, epithelial-to-mesenchymal transition; PI3K, phosphoinositide 3-kinase; pLOT, prior line of therapy; TME, tumor microenvironment; T_{reg}, regulatory T cell.

1. Alameda D, et al. *Haematologica* 2020;105(9):e470-e473. 2. Heinemann L, et al. *Frontiers in Oncology* 2022;12:874325.

*Presented by S Parekh at the 67th American Society of Hematology (ASH) Meeting; December 6 – 9, 2025; Orlando, FL, USA

*Presented by S Parekh at the 67th American Society of Hematology (ASH) Meeting; December 6 – 9, 2025; Orlando, FL, USA

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

CARTITUDE-6 (Australia, Belgium, Czechia, Greece, Israel, Italy, Japan, Republic of Korea, Netherlands, Norway, Spain, Switzerland, Sweden, the United States and the United Kingdom)

Through a collaboration with the EMN, we and Janssen have initiated a 750 patient, randomized, open-label, global, multicenter, Phase 3 trial in patients with newly diagnosed MM, comparing treatment with cilta-cel to treatment with autologous stem cell transplant. This study is known as EMN028, and we refer to it as CARTITUDE-6. The dual primary end-points of the trial are PFS and sustained MRD-negative CR for at least 12 months, determined by next-generation sequencing (at least 10-5 threshold).

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

CARTITUDE-10 Trial (Global)

CARTITUDE-10 is a multicohort, open-label, multicenter, Phase 2 trial to further characterize the efficacy and safety of cilta-cel in patients with newly diagnosed multiple myeloma not considered a candidate for high-dose chemotherapy with stem cell transplantation. The purpose of this study is to evaluate how well (efficacy) cilta-cel works when given with a fludarabine-free lymphodepletion regimen or an alternative administration of cilta-cel infusion following a cyclophosphamide and fludarabine lymphodepletion regimen. The primary endpoint is MRD-negative CR after cilta-cel infusion. This study is in collaboration with Janssen and is currently enrolling.

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

LB1908 (United States)

As of December 15, 2025, 17 patients had received LB1908 with a median post-infusion follow-up of 2.9 months. Six patients received dose level 1 (DL1) (0.5x106 CAR+ T cells/kg), eight patients received dose level 2 (DL2) (1.5x106 CAR+ T cells/kg, and eight patients received dose level 3 (DL3) (3.0x106 CAR+ T cells/kg). The objective response rate (partial response) and disease control rate (partial response + stable disease) for the overall patient population (n=17) was 35.3% and 58.8%, respectively. The objective response rate (partial response) and disease control rate (partial response + stable disease) for DL1 (n=6) was 16.7% and 33.3%, respectively. The objective response rate (partial response) and disease control rate (partial response + stable disease) for DL2 (n=3) was 33.3% and 100%, respectively. The objective response rate (partial response) and disease control rate (partial response + stable disease) for DL3 (n=8) was 50% and 62.5%, respectively. A total 16 of 17 patients experienced at least one grade ≥3 treatment-emergent adverse event (TEAE) with no adverse event related deaths. The most common grade ≥3 TEAEs were hematologic and mostly attributable to the lymphodepletion regimen. The only non-hematologic grade ≥3 TEAE considered LB1908-related occurring in >1 patient was gastritis/gastric mucosal injury, including one DLT at DL1. Gastritis or gastric mucosal lesions occurred in 10 patients (grade 2: n=2; grade 3: n=8) and were considered an on-target/off-tumor toxicity. The median time to onset was nine days (range 2-50) and 6/8 grade three events resolved/resolved with sequelae, in a median 12 days (two events were ongoing at the time of data cutoff). A mitigation strategy including non-absorbable (beclomethasone) and systemic steroids ameliorated the incidence, severity, and duration of upper GI events. Cytokine release syndrome (CRS) occurred in 13 of 17 (76.5%) patients with only one grade 3 event (at DL3). Median time to onset was six days (range 1-10) with a median duration of six days (range 2-9). No ICANS was observed with one grade 2 IEC-HS event in the patient with grade 3 CRS.

*Presented by Zhen et al. at the ASCO Gastrointestinal Cancers Symposium (ASCO-GI) ; January 8 – 10, 2026

Figure 4. Best Change from Baseline in Target Lesion Size and Response

Change From Baseline in Target Lesion Size (%)
50
0
-50
PD
PD
SD
PD
SD
SD
SD
PD
PR
PD
PR
PR
PR
PR
PR
+20%
-30%
DL1
DL2
DL3
Primary tumor type
GC
EC
GEJC
Subjects

Note: 2 subjects with clinical progression without post-infusion radiographic assessment not displayed

*Presented by Zhen et al. at the ASCO Gastrointestinal Cancers Symposium (ASCO-GI) ; January 8 – 10, 2026

LB2102 (United States)

In September 2025, data up to dose level (DL) 5 was presented for 15 patients with metastatic, relapsed or refractory SCLC (n=13) or LCNEC (n=2) that progressed following one or more prior lines of standard treatment. Disease Control rate (CR+PR+SD) for the overall population was 73.3% (11/15), and 88.9% at higher DLs. The objective response rate (CR+PR) was 13.3% (2/15) and 22.2% at high DLs. There were no CRs at any dose. Three patients (1 SD at DL2; PR at DL3; PR at DL4) had sustained tumor shrinkage over time. Two patients at DL4 continued to respond at 5+ months (1PR and 1SD). One patient at DL3 had PR until month eight. There were no dose-limiting toxicities, ICANS, delayed hypersensitivity reactions, or neurotoxicities observed. There were 10 patients with TEAEs related to LB2102, across all DLs. The most common TEAE were hematopoietic (anemia, neutrophil and while blood cell decreases) and related to lymphodepletion. There were two cases of grade 1 CRS and only one case at DL3 was a serious adverse event.

LB2102 CAR-T Cell Design

- DLL3 Targeting CAR-T: No cross-reactivity with DLL1, DLL4, or other membrane proteins
- Dominant-negative TGF-β receptor 2 (dnTGFBR2): non-signaling receptor that blocks TGF-β–mediated SMAD signaling
- Increases CAR-T cell proliferation and reduces exhaustion

sdAb
sdAb
CD8α Hinge
CD8α TM
4-1BB
CD3ζ
TGF-β
dnTGFBR2
TRI
SMAD2

LB2102-1001 Phase 1 Study

- Data presented from 15 subjects with metastatic, relapsed or refractory SCLC (n=13) or LCNEC (n=2) that progressed following ≥1 prior line of standard treatment
- ECOG ≤1
- 9 (60.0%) subjects with history of brain metastases (none untreated or symptomatic)
- Median age, 56 years (20-68 years)
- 8 men (53.3%)
- Median 1 line of priory therapy (1-7 lines)
- Study ongoing, at Dose Level 7 (16 x10^6 CAR+ T cells/kg)

Part A: Dose Escalation (i3+3) Study Design (N_{max}=36)

Data presented up to DL5
Dose level 1
0.3 x 10⁶ CAR+ T cells/kg
Dose Level 2
1.0 x 10⁶ CAR+ T cells/kg
Dose Level 3
2.0 x 10⁶ CAR+ T cells/kg
Dose Level 4
4.0 x 10⁶ CAR+ T cells/kg
Dose Level 5
8.0 x 10⁶ CAR+ T cells/kg
Dose Level 6*
12.0 x10⁶ CAR+ T cells/kg (skipped if no or minimal drug-related adverse events observed at the preceding dose level
Dose Level 7
16.0 x10⁶ CAR+ T cells/kg
Decision Point: Optimal Dose or RDE

LEGEND BIOTECH

2

*Presented by Schoenfeld et al. at the IASLC 2025 World Conference on Lung Cancer ; September 6 – 9, 2025

LB2102 Safety and Pharmacokinetics (PK)

- No dose-limiting toxicities (DLTs), ICANS, delayed hypersensitivity reactions, or neurotoxicities have been observed
- There were 10 subjects with TEAEs related to LB2102, distributed across all dose levels (DLs)
- The most common TEAEs were hematopoietic (anemia, neutrophil and white blood cell decreases) and related to lymphodepletion (LD)
- There were 2 cases of Grade 1 cytokine-release syndrome; only one of them (at DL4) was an SAE
- CAR-T cell expansion, measured by qPCR analysis of the CAR transgene, was observed in all subjects starting at DL3 ($2x10^6$ CAR-T cells/kg)

	Dose Level 1 0.3×10^6 CAR-T cells/kg (N=3)	Dose Level 2 1.0×10^6 CAR-T cells/kg (N=3)	Dose Level 3 2.0×10^6 CAR-T cells/kg (N=3)	Dose Level 4 4.0×10^6 CAR-T cells/kg (N = 3)	Dose Level 5 8.0×10^6 CAR-T cells/kg (N = 3)
PK-evaluable subjects	1	1	3	3	3
C_{max} (copies/ug DNA) median (range)	647 (647, 647)	2509 (2509, 2509)	694 (46, 2257)	581 (564, 1126)	527 (251, 538)
Tmax (day) median (range)	28 (28, 28)	13 (13, 13)	15 (10, 29)	15 (5, 20)	6 (6, 10)
AUC_{last} (day*copies/ug DNA) median (range)	5656 (5656, 5656)	6973 (6973, 6973)	8997 (138, 47329)	6728 (2883, 15873)	3351 (1661, 9298)

LEGEND BIOTECH

3

*Presented by Schoenfeld et al. at the IASLC 2025 World Conference on Lung Cancer ; September 6 – 9, 2025

Efficacy

Disease control rate (CR+PR+SD): 73.3% (n=11/15)

- At higher DLs: 88.9%

Objective response rate (CR+PR): 13.3% (n=2/15)

- At higher DLs: 22.2%

CR, complete responses; none at any dose

Best Overall Responses (per RECIST 1.1 criteria)

Dose level (DL)	Partial Response	Stable Disease	Progressive Disease	Objective Response Rate	Disease Control Rate
DL 1-2 (≤ 1.0 x 10^6 CAR T cells/kg) N=6, n (%)	**0**	**3 (50.0%)**	3 (50.0%)	**0**	**3 (50.0%)**
DL 3–5 (2.0–8.0 x 10^6 CAR T cells/kg) N=9, n (%)	**2 (22.2%)**	**6 (66.7%)**	1 (11.1%)	**2 (22.2%)**	**8 (88.9%)**
Total N=15, n (%)	**2 (13.3%)**	**9 (60.0%)**	4 (26.7)	**2 (13.3%)**	**11 (73.3%)**

Best Overall Response and Percent Change From Baseline in Target Tumor Lesion Size

100
50
0
-50
-100
PD
PD
PD
SD
SD
SD
SD
SD
SD
SD
SD
SD
PR
PR
+20%
-30%
Primary tumor type
SCLC
LCNEC
Dose Level 1
Dose Level 2
Dose Level 3
Dose Level 4
Dose Level 5

Subjects Receiving LB2102

PR, partial response; SD, stable disease; PD, progressive disease

Note: Percent change from baseline was not evaluable in 1 subject due to non-measurable disease at baseline per RECIST 1.1 criteria, so not presented in the figure.

LEGEND BIOTECH

4

*Presented by Schoenfeld et al. at the IASLC 2025 World Conference on Lung Cancer ; September 6 – 9, 2025

Efficacy (cont)

Responses Over Time in Subjects Who Received LB2102

LCNEC
SCLC
0
50
100
150
200
250
Days since LB2102 infusion
Dose Level 1
Dose Level 2
Dose Level 3
Dose Level 4
Dose Level 5
Overall Response
Partial response (PR)
Stable disease (SD)
Progressive disease (PD)
Subsequent cancer therapy
Arrowhead: subject continuing in study without disease progression

Not specified in above figures/efficacy summary: an additional subject treated off-protocol at DL3 also achieved durable PR, up to Month 8. Ref: WCLC 2025 E-poster EP.13.29 Hao et al.

5

*Presented by Schoenfeld et al. at the IASLC 2025 World Conference on Lung Cancer ; September 6 – 9, 2025

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

•an allogeneic alpha beta (αβ) T cell product candidates targeting CD20 in a Phase 1, single-arm, open-label investigator initiated trial in patients with relapsed or refractory B-cell non-Hodgkin lymphoma; and

•an allogeneic CAR-T therapies targeting CD19 and BCMA in addition to CD19 and CD70 in an Early Phase 1 single-arm, open label investigator-initiated trials in patients with autoimmune disease in China.

LUCAR-G39D (China)

LUCAR-G39D is an allogeneic CAR-γδ T cell product that targets CD20 and CD19. As of October 1, 2025, a total of 16 efficacy-evaluable patients were infused with LUCAR-G39D up to 5 dose levels (DL) with a median follow-up of 6.1 months (range 1-14.6). The ORR was 75% with a CR of 37.5%. Median time to best response was 2.9 months (range 1-11.8) and responses deepened over time. Rate of 6-month and 12-month PFS were each 57.3%. Longest duration of response was 13.2 months. At the time of data cut-off, 83.3% (10/12) responders were still in remission. There were no dose limiting toxicities or adverse event-related deaths. Serious adverse events occurred in 4/16 (25%) of patients at DL4 and DL5. CRS occurred in 56.3% (9/16) patients at DL2 to DL5 and all cases resolved. Grade 3 CRS occurred in 12.5% (2/16) patients with a median onset and duration of 3 days and 5 days, respectively. There were no reported cases of ICANS, tumor lysis syndrome, secondary primary malignancy, or graft vs host disease. Cytopenia occurred in all patients and were all related to lymphodepletion.

LUCAR-G39D: Allogenic CD19/CD20-targeted CAR-γδ T Cells

Product Design

- High-affinity anti-CD20 and anti-CD19 binders
- Two co-stimulatory domains deliver diverse co-stimulatory signals
- Two cytotoxicity domains mediate lysis of $CD20^+$ and $CD19^+$ tumor cells

Anti-CD20 binder
Anti-CD19 binder
Hinge and TM domains
Hinge and TM domains
Co-stimulatory domain
Co-stimulatory domain
Cytotoxic domain
Cytotoxic domain

LUCAR-G39D Cytotoxicity Against $CD20^+$ and/or $CD19^+$ tumor cells

- CAR-γδ T cells were co-cultured with tumors cells ($CD20^+/CD19^+$Raji, $CD20^+/CD19^-$ $Raji^{CD19\ KO}$, or $CD20^-/CD19^+$ NALM6) at effector:target (E:T) ratios of 3:1 or 1:1 for 20-24 hrs
- Untransduced γδ T cells (gray) were used as a negative control
- **LUCAR-G39D (violet) was cytotoxic against all tumor cell lines**

Cytotoxicity against Raji
CD20+/CD19+
Cytotoxicity against Raji CD19 KO
CD20+/CD19-
Cytotoxicity against NALM6
CD20-/CD19+
% Cytotoxicity
E:T=3:1
E:T=1:1
LUCAR-G39D
CD20 CAR-γδ T cells
CD19 CAR-γδ T cells
Untransduced γδ T cells

LUCAR-G39D Proliferation (right) and Anti-tumor Efficacy, Compared With Anti-CD20 CAR-γδ T cells, Against Xenograft Tumors in Mice (left)

- Tumor-bearing (Z-138) mice received tail-vein injections of $2x10^6$ LUCAR-G39D or CAR γδ T cells
- Untransduced γδ T cells (gray) and vehicle (black) were negative controls
- **LUCAR-G39D cells (violet) expanded for >20 days and suppressed tumor growth for >40 days after injection**

Tumor growth curve (Z-138 s.c. model)
Tumor volume (mm3) Mean ± SD
Days after treatment
Vehicle
Untransduced γδ T cells
LUCAR-G39D
CD20 CAR-γδ T cells

Proliferation of CAR-T cells in peripheral blood
Days after treatment

*Presented by J. Yu at the 67th American Society of Hematology Annual Meeting; December 6 – 9, 2025; Orlando, FL, USA

Study Design

LB2303 trial: a Single-arm, Open-label, Phase 1 Study in Subjects With R/R B-NHL

Screening (28 days)
Lymphodepletion cyclophosphamide + fludarabine 3~4 Days
LUCAR-G39D infusion (Day 1)
Follow up (Day 1 to end of study)
• Fludarabine 30mg/m²/day,
• Cyclophosphamide 500mg/m² /day
• Day -5 to -2 or Day -4 to -2
• Collect safety and PK data
• Evaluate efficacy at Day 30, Day 90, and every 90 days afterward until progression
Dose escalation (N max= 24)
Dose expansion (N max= 9)
DL1 30×10⁶ *
DL2 100×10⁶
DL3 200×10⁶
DL4 400×10⁶
DL5 600×10⁶
DL6 800×10⁶
Not yet recruited
Not yet recruited
Recommended dose
Accelerated titration
Bayesian Optimal Interval Design

Key eligibility criteria:
- Age 18-75 years; ECOG PS 0-1
- large B-cell lymphoma(LBCL), follicular lymphoma (FL), mantel cell lymphoma (MCL), or transformed indolent NHL
- CD19+ and/or CD20 + by immunohistochemistry
- ≥ 2 prior lines or refractory to 1 line** systemic therapy
- Previous autologous CD19 CAR-T allowed

Primary endpoints:
- Toxicity and dose-limiting toxicity (DLT)
- Recommended dose for expansion
- Pharmacokinetics (PK) parameters

Secondary endpoints:
- Efficacy: ORR, time to response (TTR), duration of response (DOR), progression-free survival (PFS), and overall survival (OS) per Lugano 2014 criteria
- Immunogenicity (anti-LUCAR G39D)

Exploratory endpoints:
- Relationships among CAR-T PK parameter, safety, efficacy, and biomarker data

*All doses shown are number of viable LUCAR-G39D CAR+ T cells

** Disease that did not response to, or progressed, < 12months after completion of first-line therapy

DL: Dose Level; ECOG PS Eastern Cooperative Oncology Group Performance Status

*Presented by J. Yu at the 67th American Society of Hematology Annual Meeting; December 6 – 9, 2025; Orlando, FL, USA

Safety Profile

n (%), unless otherwise stated	DL1 (N=1)	DL2 (N=4)	DL3 (N=3)	DL4 (N=6)	DL5 (N=2)	Total (N=16)
Any treatment-emergent adverse event (TEAE)	1 (100.0)	4 (100.0)	3 (100.0)	6 (100.0)	2 (100.0)	16 (100.0)
Grade ≥ 3	1 (100.0)	4 (100.0)	3 (100.0)	6 (100.0)	2 (100.0)	16 (100.0)
Grade 5	0	0	0	0	0	0
Any treatment-related adverse event (TRAE)	1 (100.0)	4 (100.0)	3 (100.0)	6 (100.0)	2 (100.0)	16 (100.0)
Grade ≥ 3	1 (100.0)	4 (100.0)	3 (100.0)	6 (100.0)	2 (100.0)	16 (100.0)
Any SAE	0	0	0	3 (50.0)	1 (50.0)	4 (25.0)
Related to LUCAR-G39D	0	0	0	3 (50.0)	1 (50.0)	4 (25.0)
Any adverse event of special interest (AESI)	0	2 (50.0)	1 (33.3)	4 (66.7)	2 (100.0)	9 (56.3)
CRS	0	2 (50.0)	1 (33.3)	4 (66.7)	2 (100.0)	9 (56.3)
Grade ≥ 3	0	0	0	2 (33.3)	0	2 (12.5)
Non-ICANS Neurotoxicity	0	0	0	1 (16.7)	0	1 (6.3)
Any DLT	0	0	0	0	0	0
Any Infection	1 (100.0)	1 (25.0)	1 (33.3)	4 (66.7)	1 (50.0)	8 (50.0)
Grade ≥ 3 TEAE	0	0	0	2 (33.3)	0	2 (12.5)
Grade ≥ 3 TRAE	0	0	0	1 (16.7)	0	1 (6.3)

* **DL4**: 1 subject with pneumonia (Grade 3); 1 subject with pyrexia (Grade 2); 1 subject each with tracheal granulomatous inflammation (Grade 3), thrombocytopenia (Grade 3), shock (Grade 3), and CRS (Grade 3); **DL5:** 1 subject with thrombocytopenia

- **Median follow-up time was 6.1 months (range, 1.0-14.6 months)**
- **Safety was manageable**
- There were **no DLT events** reported or AE-related deaths
- Serious adverse events (SAEs)* occurred in 4/16 (25%) subjects (at DL4 and DL5)
- CRS occurred in 9/16 (56.3%) subjects (DL2 to DL5) and all cases resolved
  - G3 CRS 12.5% (2/16)
  - median time to onset: 3 days (range: 1-6 days)
  - median duration: 5 days (range: 3-14 days)
- There were no reported cases of immune effector cell-associated neurotoxicity syndrome (ICANS), tumor lysis syndrome (TLS), secondary primary malignancy (SPM), or graft vs host disease (GvHD)
- Cytopenia occurred in all subjects (100%, all related to lymphodepletion)

*Presented by J. Yu at the 67th American Society of Hematology Annual Meeting; December 6 – 9, 2025; Orlando, FL, USA

Efficacy

Median follow-up time 6.1 months (range, 1.0-14.6 months)

- Rate of CR was 37.5%
- ORR (CR + PR) for 16 subjects was 75%
- Median time to best response was 2.9 months (range, 1.0–11.8), and responses deepened over time
- Rates of 6-month and 12-month PFS were each 57.3% (95% CI, 19.2%-82.2%)
- Longest duration of response (DOR) has been 13.2 months (ongoing)
- At the time of data cut off, 10/12 (83.3%) responders were still in remission

n (%)	DL1 (N=1)	DL2 (N=4)	DL3 (N=3)	DL4 (N=6)	DL5 (N=2)	Total (N=16)
ORR	1 (100.0)	3 (75.0)	1 (33.3)	6 (100.0)	1 (50.0)	12 (75.0)
CR	1 (100.0)	3 (75.0)	0	2 (33.3)	0	6 (37.5)

Notes: There were no target lesion change data were available from 1 subject at DL3 disease progression within 30 days.

One subject at DL3 had stable disease at Day 30 and subsequently received additional cancer therapy (no follow up conducted).

One subject received a second infusion of LUCAR-G39D (DL2) on Day 27, because there was no response to the first infusion of DL2.

Percent change in target lesion from baseline
DL1
DL3
DL5
DL2
DL4

Disease Response
DL1
FL
DL2
DLBCL
DLBCL
FL
DLBCL
DL3
FL
PMBL
DLBCL
DL4
DLBCL
DLBCL
FL
DLBCL
FL
FL
DL5
FL
DLBCL
Pre-evaluation
SD
PR
CR
Second infusion
PD
Month

*Presented by J. Yu at the 67th American Society of Hematology Annual Meeting; December 6 – 9, 2025; Orlando, FL, USA

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

•milestone payments of $50 million during February 2022 in connection with the submission of an NDA to the PMDA in Japan and the enrollment of a specified numbers of patients in our CARTITUDE-5 clinical trial;

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

•a milestone payment of $30 million during June 2024, and

•a milestone payment of $5 million during December 2025 in connection with the acceptance of a filing of a Drug Approval Application in Japan.

Additionally, under the Janssen Agreement, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones, up to $210 million for the achievement of specified net trade sales milestones, and up to an additional $600 million for the achievement of specified future development and regulatory milestones.

Furthermore, pursuant to the terms of the Janssen Agreement, Janssen may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. The Company achieved a CARVYKTI profitable position by year end of 2025, and therefore the recoupment will be triggered in 2026. As of December 31, 2025, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $69.1 million, respectively. And the Company estimated that the entire balance of $319.1 million would be recouped by Janssen within the next 12 months,

During the term of the Janssen Agreement neither we nor Janssen may develop or commercialize cilta-cel except as permitted under the Janssen Agreement. Additionally, for a period of up to 20 years after the effective date of the Janssen Agreement, neither we nor Janssen may develop or commercialize any CAR-T cell therapy targeting BCMA for the treatment of MM, either independently or in collaboration with a third party, except pursuant to the Janssen Agreement, subject to certain exceptions for mergers, acquisitions, in-licenses or similar transactions.
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

In connection with the Janssen Agreement, we entered into a Component and Product Supply Agreement with Janssen Pharmaceuticals, Inc., dated as of October 6, 2025 (the “Raritan Supply Agreement”) pursuant to which we will manufacture and supply cilta-cel to Janssen for clinical and commercial use worldwide (excluding Greater China) at the GMP manufacturing facility located at Raritan, New Jersey, which we and Janssen currently utilize to manufacture cilta-cel. The Raritan Supply Agreement supersedes the Interim Product Supply Agreement, dated as of February 28, 2022, by and between us and Janssen Pharmaceuticals, Inc. Under the Raritan Supply Agreement, Janssen pays us a transfer price for supplied product based on the total costs necessary to produce and supply such product, plus a specified markup. Ultimately, however, the cost for commercial supply and clinical supply of product are shared equally by us and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Janssen Agreement. Further, Janssen will supply us with lentivirus, unprocessed cells, and certain other raw materials, at a price equal to the total costs necessary for Janssen to produce and/or supply such materials, plus a specified markup. The Raritan Supply Agreement became effective on February 2, 2026 and will automatically terminate in the event the Collaboration Agreement expires or is terminated.

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

We have sought patent protection in the United States and internationally for our clinical candidates and platform technologies. As of December 31, 2025, we own 143 issued patents and 578 pending patent applications around the world covering our development platforms, commercial product, clinical products, and preclinical products. Such applications may not result in issued patents and, even if patents do issue, such patents may not be in a form that will provide us with meaningful protection for our products. We also rely on trade secrets that may be important to the development of our business. Trade secrets are difficult to protect and provide us with only limited protection.
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
In addition to patent protection, we also rely on trademark registration, trade secrets, know how, other proprietary information and continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our technological, business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions. For more information regarding the risks related to our intellectual property, see Item 3.D. “Risk Factors—Risks Related to Our Intellectual Property.”
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
Company-Owned Intellectual Property

We own one published PCT application filed in August 2016 and one published PCT application filed in August 2017 relating to the cilta-cel BCMA product candidate. A total of 161 national phase applications from both these PCTs were filed broadly to acquire patent coverage in a variety of jurisdictions, including in the United States, Greater China (the mainland of China and Hong Kong), Yemen, Saudi Arabia, Qatar, Oman, Bahrain, Egypt, United Arab Emirates, Europe, South Korea, Brazil, Canada, Chile, Colombia, Costa Rica, Eurasian, Israel, India, Japan, Mexico, Philippines, Ukraine, Vietnam, Malaysia, South Africa, Singapore, Australia and New Zealand. As of December 31, 2025, we have obtained 84 granted patents regarding to cilta-cel (including four U.S. patents, two European patents, five Chinese patents, four Australian patents, four Japanese patents, one South Korean patent, two Canadian patents and two South African patents). If issued, composition of matter claims issuing from these applications are projected to expire in 2036 and 2037.

Regarding cilta-cel BCMA-targeting CAR-T cell therapy for multiple myeloma, we own one PCT application filed in December 2021, one PCT application filed in May 2022, one PCT application filed in November 2022, one PCT application filed in February 2023, one PCT application filed in November 2023, one PCT application filed in February 2024, one provisional application in the United States in February 2024, one provisional application in the United States in March 2024 and one PCT application filed in April 2024, one patent application filed in the U.S. in April 2024, one PCT application filed in February 2025, one PCT application filed in March 2025, and five provisional patent application filed in the U.S. from July to September in 2025. The PCT applications filed in December 2021, May 2022, November 2022, May 2022, February 2023 have entered national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan. Janssen is our co-applicant for these applications. If issued, treatment method claims issuing from these applications are projected to expire in 2041, 2042, 2043, 2044, 2045 and 2046.

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

Regarding our DLL-3 product candidate, we own one PCT patent application filed in July 2020, which has entered the national phase in key jurisdictions including the U.S., Europe, Greater China, and Japan, and has been granted in the U.S. and China. The composition of matter claims issuing from these applications are projected to expire in 2040.

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

Regarding our GPRC5D and GPRC5D×CD19 product candidates, we own one PCT patent application filed in November 2024, and one provisional patent application filed in July 2024. If issued, composition of matter claims issuing from these applications are projected to expire in 2044 and 2045.

Regarding our CD19×BCMA product candidate, we own one PCT patent application filed in November 2025, and one PTC patent application filed in December 2025. If issued, composition of matter claims issuing from these applications are projected to expire in 2045.

Regarding our CD19×CD70 product candidate, we own one provisional PCT patent application filed in August 2025. If issued, composition of matter claims issuing from these applications are projected to expire in 2046.

Regarding our CD20 NHL product candidate, we own one PCT patent application filed in July 2024, which has entered the national phase in key jurisdictions including the U.S., Europe and Greater China. If issued, composition of matter claims issuing from these applications are projected to expire in 2044.

Regarding our in vivo CD19×CD20 NHL product candidate, we own one PCT patent application filed in September 2024, one PCT patent application filed in October 2025, one provisional PCT patent application filed in March 2025, and one provisional PCT patent application filed in September 2025. If issued, composition of matter claims issuing from these applications are projected to expire in 2044, 2045, and 2046.
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

Our manufacturing facility in the United States that we operate with Janssen currently supplies CARVYKTI for mainly the United States, Latin America and the EU markets, and we anticipate using such facility to supply other countries if we obtain approvals in such countries. We have established Novartis as our CMO in the United States for US commercial manufacturing and supply. Cilta-cel is currently supplied by our U.S. facility, Novartis as our CMO and two facilities in Belgium. We intend to further expand the commercial-scale manufacturing capacities at our U.S. and EU facilities for commercial supply in the EU and U.S. markets, and possibly additional markets. Moreover, with Janssen, we are continuing to increase manufacturing at our third-party CMOs to further supplement our manufacturing facilities for clinical and commercial supply.
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

Our manufacturing and commercialization strategy requires a fully integrated product delivery cycle. We believe having established a manufacturing platform process and manufacturing capabilities within the United States and Europe suitable for commercialization early in the development of our cell therapies is a competitive advantage. Over time, we expect to expand regional manufacturing capacity and continue to engage CMOs to meet projected product requirements for commercialization. We believe that anticipated future clinical and commercial demand for cilta-cel and new pipeline programs can be met, as our facilities have been designed for ease of expansion.
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
Our potential CAR-T cell therapy competitors include:
•companies developing cell therapies targeting BCMA for the treatment of MM, including Arcellx, Inc./Kite, Autolus Therapeutics plc, Bristol-Myers Squibb, Co., Johnson & Johnson (the parent company of Janssen, our collaboration partner for cilta-cel), Caribou Biosciences, Inc., CARsgen Therapeutics Holdings Limited, Gracell Biotechnologies/AstraZeneca, IASO Biotechnology, Oricell Therapeutics, Poseida Therapeutics/Roche, Kelonia, EsoBiotech/AstraZeneca, Interius/Kite, and Novartis AG;

•academic medical centers pursuing independent development of BCMA CAR-T technologies; and

•additional companies developing BCMA-targeted therapies for the treatment of MM, including Amgen, Inc., Regeneron Pharmaceuticals, Inc., GSK plc, Bristol-Myers Squibb Co., Innovent, Simcere, Mabworks, Qilu Pharmaceuticals, Johnson & Johnson (the parent company of Janssen, our collaboration partner for cilta-cel), Ichnos Glenmark Innovation, AbbVie and Pfizer Inc.
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
The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-

market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMs program. Other potential consequences include, among other things:
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

In addition, the U.S. government, state legislatures and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement and requirements for substitution of generic products. For example, the U.S. Department of Health and Human Services (“HHS”) imposes rebates on many Medicare Part B and Medicare Part D products to penalize price increases that outpace inflation on an annual basis. In addition, HHS has been empowered to negotiate the price of certain single-source drugs that have been on the market for at least seven (7) years and single-source biologics that have been on the market for at least eleven (11) years covered under Medicare as part of the Medicare Drug Price Negotiation Program. Each year up to twenty (20) products will be selected by HHS for the Medicare Drug Price Negotiation Program. Products subject to the Medicare Drug Price Negotiation Program are expected to experience a significant reduction in reimbursement from the Medicare program on a per unit basis. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our current and any future product candidates that we develop, which could have an adverse effect on our operating results and our overall financial condition. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost effectiveness of pharmaceutical or biological products, medical devices and medical services, in addition to questioning safety and efficacy. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit sales of any product. Decreases in third- party reimbursement for any product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product. Coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

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

In March 2010, the ACA was signed into law, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States, and significantly affected the pharmaceutical industry. The ACA contains a number of provisions of particular import to the pharmaceutical and biotechnology industries, including, but not limited to, those governing enrollment in federal healthcare programs, a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, and annual fees based on pharmaceutical companies’ share of sales to federal healthcare programs. Since its enactment, there have been judicial, Congressional, and executive branch challenges to certain aspects of the ACA. For example, on July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law, which narrowed access to ACA marketplace exchange enrollment and declined to extend the ACA enhanced advanced premium tax credits that expired at the end of 2025, which, among other provisions in the law, are anticipated to reduce the number of Americans with health insurance. The OBBBA also is expected to reduce Medicaid spending and enrollment by implementing work requirements for some beneficiaries, capping state-directed payments, reducing federal funding, and limiting provider taxes used to fund the program. Congress is considering proposed legislation intended to further reduce healthcare costs with alternatives to replace the expired ACA subsidies. It is unclear how such challenges and any additional healthcare reform measures of the current administration will impact the ACA and our business.

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

The current administration is pursuing policies to reduce regulations and expenditures across government agencies including at HHS, the FDA, Centers for Medicare & Medicaid Services and related agencies. These actions, presently directed by executive orders or memoranda from the Office of Management and Budget, may propose policy changes that create additional uncertainty for our business. For example, the current administration has announced agreements with certain pharmaceutical companies that require the drug manufacturers to offer, through a direct-to-consumer platform, U.S. patients and Medicaid programs prescription drug Most-Favored Nation pricing equal to or lower than those paid in other developed nations, with additional mandates for direct-to-patient discounts and repatriation of foreign revenues. Other recent actions, for example, include (1) directing agencies to reduce agency workforce and cut programs; (2) directing HHS and other agencies to lower prescription drug costs through a variety of initiatives, including by improving upon the Medicare Drug Price Negotiation Program and establishing Most-Favored-Nation pricing for pharmaceutical products; (3) imposing tariffs on imported pharmaceutical products; and (4) as part of the Make America Healthy Again Commission’s Strategy Report released in September 2025, working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. Additionally, the current administration recently called on Congress to enact “The Great Healthcare Plan,” to codify and expand Most-Favored Nation pricing, lower government subsidies to private insurance companies, increase healthcare price transparency, expand pharmaceutical drugs available for over-the-counter purchase, and enact restrictions on pharmacy benefit manager payment methodologies, among other things. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks. In June 2024, in Loper Bright Enterprises v. Raimondo, the U.S. Supreme Court greatly reduced judicial deference to regulatory agencies, which could increase successful legal challenges to federal regulations affecting our operations. Congress may introduce and ultimately pass health care related legislation that could impact the drug approval process and make changes to the Medicare Drug Price Negotiation Program.

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

Additional Protection for Pediatric Indications in the EU

In the EU, Regulation (EC) No 1901/2006 provides that all marketing authorisation applications for new medicinal products must include the results of trials conducted in the pediatric population, in compliance with a pediatric investigation plan (“PIP”), agreed with the EMA’s Pediatric Committee (“PDCO”). The PIP requirement also applies when a marketing authorization holder intends to add a new indication, pharmaceutical form or route of administration for a medicinal product that has already been authorized. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication for the medicinal product for which marketing authorization is being sought. The PDCO may grant a deferral of the obligation to implement some or all of the measures provided in the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults. Furthermore, the obligation to provide pediatric clinical trial data can be waived by the PDCO when these data are not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Once the marketing authorization is obtained in all EU Member States and study results are included in the product information, even when negative, the product is eligible for a six-month extension to the SPC, if any is in effect at the time of authorization or, in the case of orphan medicinal products, a two-year extension of orphan market exclusivity. This pediatric reward is granted subject to specific conditions and, in particular, that: (i) the applicant demonstrates having complied with all the measures contained in the PIP; (ii) the SmPC, and if appropriate the package leaflet, reflects the results of studies conducted in compliance with such PIP; and (iii) the product is authorized in all EU Member States. The rewards for conducting studies in the pediatric population can be granted irrespective of the fact that the information generated in compliance with the agreed PIP fails to lead to the authorization of a pediatric indication.
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
Patent-Related Protections Patent Linkage

NMPA and China National Intellectual Property Administration ("CNIPA") jointly issued the “Implementing Measures for Drug Patent Dispute Early Resolution Mechanism (Tentative)” in July 2021 which came into effect in the same day. The Drug Patent Dispute Early Resolution Mechanism is similar to the U.S. patent linkage system established in Hatch-Waxman Act but with some differences. This mechanism allows the patentee or interested person of an innovative drug to sue the generic drug or biosimilar producers when they submit the ANDA or biosimilar BLA. If a suit is filed, an automatic 9 month stay of marketing approval is placed on the generic drug or biosimilar, while the stay is 30 months in the U.S. patent linkage system.
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
Trademarks
Pursuant to the Trademark Law of the PRC promulgated by the SCNPC on August 23, 1982 and amended on February 22, 1993, October 27, 2001, August 30, 2013 and April 23, 2019, respectively and became effective from November 1, 2019, the period of validity for a registered trademark is ten years, commencing from the date of registration. The registrant shall go through the formalities for renewal within 12 months prior to the expiry date of the trademark if continued use is intended. Where the registrant fails to do so, a grace period of six months may be granted. The validity period for each renewal of registration is ten years commencing from the day immediately after the expiry of the preceding period of validity for the trademark. In the absence of a renewal upon expiry, the registered trademark shall be canceled. Industrial and commercial administrative authorities have the authority to investigate any behavior in infringement of the exclusive right under a registered trademark in accordance with the law. In case of a suspected criminal offense, the case shall be timely referred to a judicial authority and decided according to the law.
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

The CAC published the Measures on Security Assessment of Cross-border Transfer of Data on July 7, 2022, which became into effect on September 1, 2022. The Measures on Security Assessment of Cross-border Transfer of Data provides that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a data processor provides critical data abroad; (ii) where a CIIO or a data processor which processes personal information of more than 1,000,000 individuals provides personal information abroad; (iii) where a data processor has provided personal information in the aggregate of 100,000 individuals or sensitive personal information of 10,000 individuals abroad since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which declaration for security assessment for cross-boarder transfer of data is required.

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

On March 15, 2019, the NPC approved the Foreign Investment Law of the PRC (the “Foreign Investment Law”), which became effective on January 1, 2020 and replaced the three old rules on foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperation Joint Venture Law and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition. According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or other organizations of a foreign country (collectively referred to as “foreign investor”) within China, and “investment activities” include the following activities: (i) a foreign investor, individually or together with other investors, establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or together with other investors, invests in a new construction project within China; and (iv) investments in other means as provided by the laws, administrative regulations or the State Council. The Foreign Investment Law grants foreign invested entities the same treatment as PRC domestic entities, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List.
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
Additional U.S. Facilities
We lease or expect to lease the following additional facilities in the United States:
•We have a research facility located at 10 Knightsbridge Road, Piscataway, New Jersey 08854, where we lease approximately 8,930 square feet from a subsidiary of Genscript. This lease was originally effective

January 1, 2024 and was amended on December 1, 2025 to, among other things, reduce the leased square footage and extend the term of the lease. This lease is expected to terminate on June 30, 2026.
•We have entered into an agreement to lease a 57,000 square feet office facility at 77 Corporate Drive in Bridgewater, New Jersey which we began to occupy in 2025. We expect to fully occupy this facility in 2026, and once occupied, we expect this facility to become our principal executive offices.
•We have entered into an agreement to lease approximately 31,000 square feet at 2300 Market Street, Philadelphia, Pennsylvania as a research facility, which we began to occupy in 2025.
•We are party to a lease with Janssen under which we lease an approximately 140,000 square foot GMP manufacturing facility from Janssen located in Raritan, New Jersey. This lease became effective on February 2, 2026.
European Union
We lease or expect to lease the following facilities in the European Union:
•Janssen currently leases two facilities in Ghent, Belgium that are or will be used primarily for GMP clinical and commercial manufacturing of cilta-cel and CARVYKTI, respectively. These facilities include approximately 243,800 and 42,500 square feet. We expect that these facilities will be subleased to us, effective as of a future date, in connection with our assumption of control of such facilities in accordance with the Janssen Agreement. Once completed and all regulatory approvals have been obtained, we plan to use these facilities for the clinical and commercial manufacture of CARVYKTI.
•We have an administrative office facility located in Ghent, Belgium, where we lease approximately 43,800 square feet.
•We have a research and administrative facility located in Dublin, Ireland, where we lease approximately 8,300 square feet.
PRC

We hold a land-use right for approximately 50,000 square meters situated in Nanjing, Jiangsu Province. We completed the construction of a GMP manufacturing facility on this land and obtained an immovable property right certificate in April 2024, which has a gross floor area of approximately 21,000 square meters. In addition, we lease the following 12 properties in Nanjing, Beijing and Shanghai primarily for office premise, laboratory and warehouse, with an aggregate gross floor area of approximately 21,000 square meters:

Address	Scheduled Lease Expiration	Leased Area	Use of Premises
1st, 2nd, 3rd and 4th Floors, Building 6, Nanjing Life Science Town, 568 Longmian Avenue, Jiangning District, Nanjing	31-Dec-2026	3,592 square meters	Office and GMP manufacturing
3rd, 4th and 5th Floors, Building 3, Nanjing Life Science Town, 568 Longmian Avenue, Jiangning District, Nanjing	30-May-2026	2,038 square meters	Office and laboratory
4th Floor, Block A, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	23-Jul-2027	2,940.67 square meters	Office
4th Floor, Block E, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	31-Dec-2028	7,250 square meters	Laboratory
1st Floor, Building 5, 28 Yongxi Road, Jiangning District, Nanjing*	31-Dec-2027	1,000 square meters	Office and laboratory
1st Floor, Block B, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	25-Aug-2027	1,279.8 square meters	Warehouse
3rd Floor, Block B, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	14-Sep-2027	1,334.28 square meters	Laboratory and office
17th Floor, Block B, Golden Land Center, 91 Jianguo Road, Chaoyang District, Bejing	14-May-2028	327.87 square meters	Office
Room 802-803, 8th Floor, Building T2, 188 Yuren Road, Zhangjiang High-Tech Park, Shanghai	31-December-2029	1,000 square meters	Office
Tennis Court, 33 Jinyou Road, Jiangning District, Tongfang Industrial Park, Nanjing	23-Jul-2027	375 square meters	Storage of waste materials
1st Floor, Block E, Power Distribution Room, 33 Jingyou Road, Jiangning District, Nanjing	31-December-2028	57 square meters	Power Distribution Room
5th Floor, Block A, Production and Research Comprehensive Building, 33 Jingyou Road, Jiangning District, Nanjing	23-July-2027	244.08 square meters	Office

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
Overview

We are a global biopharmaceutical company engaged in the discovery, development, manufacturing and commercialization of novel cell therapies for oncology and other indications. Our team of approximately 2,900 employees in the United States, China and Europe, our differentiated technology, global development and manufacturing strategy and expertise provide us with the ability to generate, test and manufacture next-generation cell therapies targeting indications with high unmet needs. Our lead product candidate, cilta-cel, is a CAR-T therapy we are jointly developing with our strategic partner, Janssen, for the treatment of MM. Clinical trial results achieved to date demonstrate that cilta-cel has the potential to deliver deep and durable anti-tumor responses in RRMM patients with a manageable safety profile.

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
Since inception, we have incurred significant operating losses. Our net losses were $296.8 million and $177.0 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had accumulated losses of $1,958.5 million. We believe that our cash and cash equivalents, deposits and investment of approximately $948.6 million, as of December 31, 2025, and cash that we expect to generate from our operations will provide sufficient resources to meet our operational needs and loan repayment needs for at least the next 12 months. We also believe that we have ability to access capital markets as sources of liquidity if needed.

We anticipate that our expenses will increase significantly in connection with our ongoing activities, as we:
•continue our ongoing and planned research and development of cilta-cel for the treatment of RRMM;
•continue to invest in our manufacturing capabilities, including investments in our facilities in the United States and Europe;
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

Furthermore, pursuant to the terms of the Janssen Agreement, Janssen may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. The Company achieved a CARVYKTI profitable position by year end of 2025, and therefore the recoupment will be triggered in 2026. As of December 31, 2025, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $69.1 million, respectively. And the Company estimated that the entire balance of $319.1 million would be recouped by Janssen within the next 12 months.

Global Economic Conditions

Worldwide economic conditions remain uncertain and we continue to monitor the impact of macroeconomic conditions, including those related to the public health crises, international tension and conflicts, the failure and instability of financial institutions and rising inflation rates.

Changes in tariffs, supply chain constraints, logistics challenges, labor shortages, international tension and conflicts and steps taken by governments and central banks, have led to fluctuating inflation, which has led to an increase in costs and has caused changes in fiscal and monetary policy, including fluctuating interest rates. Our manufacturing activities in the United States, Europe and China have continued. Currently, we have not experienced any material impact to our supply chain as a result of inflation and fluctuating interest rates. Increased quantities of certain raw materials and consumables have been stocked as an appropriate safety measure. We believe we have established robust sourcing strategies for all necessary materials and do not expect any significant impact.

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

Components of Our Results of Operations
Revenue

Our revenue to date has primarily been driven by the collaboration with Janssen which generates collaboration revenue from product sales of CARVYKTI. Additionally our revenue consists of license revenue pursuant to the milestone payments received under the Janssen Agreement.

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

We typically use our employee, consultant and infrastructure resources across our development programs. We track outsourced development costs by allocating these costs to either our BCMA program or to all our other non-BCMA programs, but we do not allocate personnel costs, other internal costs or external consultant costs to specific product candidates or preclinical programs. For the years ended December 31, 2025 and 2024, our total research and development expenses were $199.1 million and $266.6 million, respectively, for our BCMA program and $215.6 million and $146.9 million, respectively, for all other non-BCMA programs.
From inception through December 31, 2025, we have incurred approximately $2.3 billion in research and development expenses to research and advance the development of our product candidates and preclinical programs. We expect our research and development expenses will increase for the foreseeable future as we seek to advance our preclinical programs and product candidates. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our product candidates. We are also unable to predict when, if ever, material net cash inflows will commence from sales of our product candidates. This is due to the numerous risks and uncertainties associated with developing such product candidates, including the uncertainty of:
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

An upfront payment of $350 million was allocated to the single performance obligation in the Janssen Agreement, which has been fully received and recognized in revenue in 2018.

An upfront payment was allocated to a single performance obligation in the Novartis License Agreement. The $100.0 million upfront fees from Novartis were included in the transaction price upon contract inception in 2023 and will be recognized when the performance obligation to deliver the intellectual property and complete the Phase 1 trial are finished over time. The $100.0 million upfront fees were fully received by us in early 2024.
Milestone payments

Milestone payments represent a form of variable consideration which are included in the transaction price to the extent that it is highly probable that a significant reversal of accumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the inception of each arrangement that includes milestone payments, we evaluate whether the milestones are considered highly probable of being achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant reversal of cumulative revenue would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is highly probable that a significant reversal of cumulative revenue would not occur. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjust our estimate of the overall transaction price.

Certain milestone payments were allocated to the single performance obligation in the Janssen Agreement to deliver the license of intellectual property, including a technology transfer service.

We recognized license revenue of $4.9 million for the year ended December 31, 2025 for milestones achieved under the Janssen Agreement. License revenue from the licensing of intellectual property is recognized at a point in time when the achievement of the milestones are no longer constrained (e.g. when the milestone event is highly probable of being achieved and that it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract would not occur).

Additionally, under the Janssen Agreement, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones, up to $210 million for the achievement of specified net trade sales milestones, and up to an additional $600 million for the achievement of specified future development and regulatory milestones. We have received $415.0 million in milestone payments through December 31, 2025. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property, including a technology transfer service, that was satisfied in 2018. We will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price.

For a description of the upfront and milestone payments Janssen has made to us under the Janssen Agreement and potential future milestone payments Janssen may make to us under the Agreement, see “Item 4. Information on the Company—B. Business Overview—Collaboration and License Agreement with Janssen Biotech, Inc.”

With respect to the Novartis Licensing agreement we have concluded that that all potential future development, regulatory and sales milestones are considered fully constrained at the inception of the License Agreement since the Company could not conclude it was highly probable since we are not able to reasonably estimate the probability of success. This remains the case at the end of fiscal year 2025.
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
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by using a binomial model, and the fair value of each RSU is determined by reference to market price of our shares at the respective grant date. See note 20 and note 21 to our consolidated financial statements in this Annual Report for further details.
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

A.Operating Results
Comparison of Fiscal Years Ended December 31, 2025 and 2024
The following table summarizes our results of operations for the fiscal years ended December 31, 2025 and 2024:

	Fiscal Year Ended December 31,		Variance
(Dollars in millions)	2025	2024
Consolidated Statement of Operations Data:
Revenue
License and other revenue	$84.1	$144.7	$(60.6)
Collaboration revenue	944.8	482.6	462.2
Total revenue	1,028.9	627.3	401.6
Cost of collaboration revenue	(397.1)	(216.4)	(180.7)
Cost of license and other revenue	(11.0)	(18.2)	7.2
Research and development expenses	(414.7)	(413.5)	(1.2)
Administrative expenses	(135.8)	(136.8)	1.0
Selling and distribution expenses	(205.8)	(147.5)	(58.3)
Other operating expenses	(1.0)	(4.4)	3.4
Operating loss	(136.5)	(309.5)	173.0
Finance costs	(21.4)	(21.6)	0.2
Finance income	40.1	61.2	(21.1)
Other (Expense)/Income, net	(164.8)	111.8	(276.6)
Loss before tax	(282.6)	(158.1)	(124.5)
Income tax expense	(14.2)	(18.9)	4.7
Net loss	$(296.8)	$(177.0)	$(119.8)
Revenue

License and Other Revenue

License and other revenue for the year ended December 31, 2025 was $84.1 million, compared to $144.7 million for the year ended December 31, 2024. There was a decrease of $70.2 million, driven by the timing of $75.1 million of milestones achieved for the year ended December 31, 2024 under the Janssen Agreement, compared to $4.9 million milestones from the Janssen Agreement for the year ended December 31, 2025. Additionally, a decrease in license revenue of $10.8 million, from $63.3 million for the year ended December 31, 2024 to $52.5 million for the year ended December 31, 2025, was attributed to revenue recognized under the Novartis License Agreement, which was recognized over time as we conduct a Phase 1 clinical trial for LB2102. These decreases were offset by an increase in license revenue recognized under an exclusive agreement with a related party. For the year ended December 31, 2025, we recognized approximately $26.4 million in license revenue under this agreement. No license revenue was recognized under this agreement during the year ended December 31, 2024.

Other revenue for the year ended December 31, 2025 was $0.3 million, compared to $6.3 million for the year ended December 31, 2024. Other revenue primarily relates to the supply of materials to Novartis under the Novartis License Agreement which was substantially complete in 2024.

Collaboration Revenue

Collaboration revenue for the year ended December 31, 2025 was $944.8 million, compared to $482.6 million for the year ended December 31, 2024. This increase of $462.2 million was due to an increase in revenue generated from sales of CARVYKTI in connection with the Janssen Agreement.

Cost of Collaboration Revenue

Cost of collaboration revenue for the year ended December 31, 2025 was $397.1 million, compared to $216.4 million for the year ended December 31, 2024. This increase of $180.7 million was primarily due to an increase in our share of costs of sales of CARVYKTI as part of the Janssen Agreement and expenditures to support expansion in manufacturing capacity.

Cost of License and Other Revenue

Cost of license and other revenue for the year ended December 31, 2025 was $11.0 million compared to $18.2 million for the year ended December 31, 2024 and consisted of costs in connection with the Novartis License Agreement.
Research and Development Expenses

Research and development expenses for the year ended December 31, 2025 were $414.7 million, compared to $413.5 million for the year ended December 31, 2024. This remained relatively flat due to higher pipeline‑related research and development activities, offset by lower expenditures in BCMA clinical programs as the patient dosing phases of major programs concluded.
Administrative Expenses

Administrative expenses for the year ended December 31, 2025 were $135.8 million, compared to $136.8 million for the year ended December 31, 2024, remaining relatively flat.
Selling and Distribution Expenses

Selling and distribution expenses for the year ended December 31, 2025 were $205.8 million, compared to $147.5 million for the year ended December 31, 2024. This increase of $58.3 million was due to higher commercial costs, including sales force expansion and Janssen-related marketing and market access activities, which rose with collaboration revenue.
Finance Income

Finance income for the year ended December 31, 2025 was $40.1 million, compared to $61.2 million for the year ended December 31, 2024. The decrease of $21.1 million was primarily driven by less interest income earned from various bank accounts and time deposits, reflecting lower average balances during the year and reduced interest rates.

Finance Costs

Finance costs for the year ended December 31, 2025 was $21.4 million, compared to $21.6 million for the year ended December 31, 2024. Finance costs for year ended December 31, 2025 and 2024 were primarily related to the interest on advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted by principal and applicable interests upon such principal.

Other (Expense)/Income, net

Other expense was $164.8 million for the year ended December 31, 2025, compared to $111.8 million for the year ended December 31, 2024.

Other (expense)/income, net is primarily driven by unrealized foreign exchange gain/(loss) on our intercompany loan and cash balances due to exchange rate changes between U.S. dollars and the euro.
Income Tax (Expense)

We had an income tax expense of $14.2 million for the year ended December 31, 2025, compared to an income tax expense of $18.9 million for the year ended December 31, 2024. The $4.7 million decrease is primarily related to a nonrecurring 2024 special tax adjustment and an income tax reserve for an uncertain tax position related to the PRC.

Comparison of Fiscal Years Ended December 31, 2024 and 2023
The following table summarizes our results of operations for the fiscal years ended December 31, 2024 and 2023:

	Fiscal Year Ended December 31,		Variance
(Dollars in millions)	2024	2023
Consolidated Statement of Operations Data:
Revenue
License and other revenue	$144.7	$35.3	$109.4
Collaboration revenue	482.6	249.8	232.8
Total revenue	627.3	285.1	342.2
Cost of collaboration revenue	(216.4)	(144.2)	(72.2)
Cost of license and other revenue	(18.2)	—	(18.2)
Research and development expenses	(413.5)	(382.2)	(31.3)
Administrative expenses	(136.8)	(106.8)	(30.0)
Selling and distribution expenses	(147.5)	(94.2)	(53.3)
Other operating expenses	(4.4)	(85.8)	81.4
Operating loss	(309.5)	(528.1)	218.6
Finance costs	(21.6)	(21.8)	0.2
Finance income	61.2	54.5	6.7
Other income/(expense), net	111.8	(24.8)	136.6
Loss for the year	(158.1)	(520.2)	362.1
Income tax (expense)/benefit	(18.9)	1.9	(20.8)
Net loss	$(177.0)	$(518.3)	$341.3

Revenue

License and Other Revenue

License revenue for the year ended December 31, 2024 was $144.7 million, compared to $35.3 million for the year ended December 31, 2023. This increase of $109.4 million was primarily driven by the revenue recognized in 2024 pursuant to the Novartis License Agreement of $63.3 million compared to no license revenue with Novartis in 2023. The increase was also driven by the nature of and timing of milestones achieved as outlined in the Global Development Plan under the Janssen Agreement in the amount of $75.1 million in 2024 compared to $35.2 million in 2023.

Other revenue for the year ended December 31, 2024 was $6.3 million, compared to $0.1 million for the year ended December 31, 2023. Other revenue primarily relates to the supply of materials to Novartis under the Novartis License Agreement which was substantially complete in 2024.

Collaboration Revenue

Collaboration revenue for the year ended December 31, 2024 was $482.6 million, compared to $249.8 million for the year ended December 31, 2023. This increase of $232.8 million was due to an increase in revenue generated from sales of CARVYKTI in connection with the Janssen Agreement.
Cost of Collaboration Revenue

Cost of collaboration revenue for the year ended December 31, 2024 was $216.4 million, compared to $144.2 million for the year ended December 31, 2023. This increase of $72.2 million was primarily due to our share of costs of sales of CARVYKTI as part of the Janssen Agreement and expenditures to support expansion in manufacturing capacity.

Cost of License and Other Revenue

Cost of license and other revenue for the year ended December 31, 2024 was $18.2 million and consisted of costs in connection with the Novartis License Agreement. We did not incur any cost of license and other revenue for the year ended December 31, 2023.

Research and Development Expenses

Research and development expenses for the year ended December 31, 2024 were $413.5 million, compared to $382.2 million for the year ended December 31, 2023. This increase of $31.3 million was primarily due to research and development activities in BCMA, including start-up costs for clinical production in Belgium, as well as continued investment in our solid tumor programs.
Administrative Expenses

Administrative expenses for the year ended December 31, 2024 were $136.8 million, compared to $106.8 million for the year ended December 31, 2023. This increase of $30.0 million was due to the expansion of administrative functions and the additional headcount needed to provide administrative support as a result of our expanded infrastructure, driven by increased manufacturing capacity.
Selling and Distribution Expenses

Selling and distribution expenses for the year ended December 31, 2024 were $147.5 million, compared to $94.2 million for the year ended December 31, 2023. This increase of $53.3 million was due to increased costs associated with commercial activities for BCMA, including the expansion of the sales force and second line indication launch.
Other Operating Expenses

Other operating expenses for the year ended December 31, 2024 was $4.4 million, compared to $85.8 million for the year ended December 31, 2023. The decrease was primarily due to the fair value loss recorded on the full exercise of the warrant we issued to an institutional investor in May 2021, which warrant was fully exercised on May 11, 2023.

Finance Income

Finance income for the year ended December 31, 2024 was $61.2 million, compared to $54.5 million for the year ended December 31, 2023. This decrease of $6.7 million was primarily driven by less interest income earned from various bank accounts and time deposits.

Finance Costs

Finance costs for the year ended December 31, 2024 was $21.6 million, compared to $21.8 million for the year ended December 31, 2023. Finance costs for the year ended December 31, 2024 and 2023 were primarily related to the interest on advance funding, which is interest-bearing borrowings funded by Janssen under the Janssen Agreement and constituted by principal and applicable interests upon such principal.

Other Income/(Expense), net

Other income was $111.8 million for the year ended December 31, 2024, compared to an other expense of $24.8 million for the year ended December 31, 2023.

Other income/(expense), net is primarily driven by unrealized foreign exchange gain/(loss) on our intercompany loan and cash balances due to exchange rate changes between U.S. dollars and EUR.
Income Tax (Expense)/ Benefit

We had an income tax expense of $18.9 million for the year ended December 31, 2024, compared to an income tax benefit of $1.9 million for the year ended December 31, 2023. The $20.8 million increase is primarily related to a special tax adjustment and an income tax reserve for an uncertain tax position to the PRC.
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
Milestone payments

Milestone payments represent a form of variable consideration which are included in the transaction price to the extent that it is highly probable that a significant reversal of accumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. At the inception of each arrangement that includes milestone payments, we evaluate whether the milestones are considered highly probable of being achieved and estimate the amount to be included in the transaction price using the most likely amount method. If it is highly probable that a significant reversal of cumulative revenue would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within our control, such as regulatory approvals, are not considered highly probable of being achieved until those approvals are received. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether it is highly probable that a significant reversal of cumulative revenue would not occur. At the end of each subsequent reporting period, we re-evaluate the probability of achievement of all milestones subject to constraint and, if necessary, adjust our estimate of the overall transaction price.

Certain milestone payments were allocated to the single performance obligation in the Janssen Agreement to deliver the license of intellectual property, including a technology transfer service.

Additionally, under the Janssen Agreement, we are eligible to receive further milestone payments up to $125 million for the achievement of specified manufacturing milestones, up to $210 million for the achievement of specified net trade sales milestones, and up to an additional $600 million for the achievement of specified future development and regulatory milestones. We have received $415.0 million in milestone payments through December 31, 2025. Subsequent development, manufacturing and regulatory milestones will be recognized in full in the period in which it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract will not occur, as they are associated with the performance obligation to deliver the license of intellectual property, including a technology transfer service, that was satisfied in 2018. We will recognize revenue for sales-based milestones when the milestone is achieved pursuant to the royalty recognition constraint. We have assessed that achievement of the remaining milestones is highly uncertain and the related milestone payments are not included in the transaction price.

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
B.Liquidity and Capital Resources
Sources of Liquidity

Since our inception, we have incurred significant operating losses. We believe that our cash and cash equivalents, deposits and investment of approximately $948.6 million, as of December 31, 2025, and cash that we expect to generate from our operations will provide sufficient resources to meet our operational needs and loan repayment needs for at least the next 12 months. We also believe that we have ability to access capital markets as sources of liquidity if needed.

With the exception of our first product, CARVYKTI, which was initially approved by the FDA on February 28, 2022, we do not currently have any approved products and we have not generated any revenue from product sales for other products. From inception through December 31, 2025, we have funded our operations primarily with approximately:
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

As of December 31, 2025, we had approximately $901.9 million of cash and cash equivalents, approximately $46.7 million of time deposits, and accumulated losses of $1,958.5 million.

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
Cash Flows
The following table shows a summary of our cash flows:

	Year Ended December 31,
(Dollars in millions)	2025	2024	2023
Net cash used in operating activities	$(100.2)	$(144.0)	$(393.3)
Net cash provided by (used in) investing activities	709.6	(850.6)	92.9
Net cash (used in) provided by financing activities	(0.3)	5.7	791.4
Effect of foreign exchange rate changes, net	6.1	(2.1)	0.7
Net increase (decrease) in cash and cash equivalents	$615.2	$(991.0)	$491.7
Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was $100.2 million, primarily as a result of net loss before tax of $282.6 million after adjusting for non-cash items, and changes in operating assets and liabilities. The year-over-year change was primarily due to a decrease in operating losses and an increase in interest income received partially offset by a decrease in working capital and an increase in income taxes paid.

Net cash used in operating activities for the year ended December 31, 2024 was $144.0 million, primarily as a result of net loss before tax of $158.1 million after adjusting for non-cash items, changes in operating assets and liabilities, and cash items. Non-cash items mainly include $61.2 million of finance income, $21.6 million of finance cost, $12.7 million for the provision for the inventory reserves, $10.7 million of depreciation expense of property, plant and equipment, an asset impairment loss of $4.4 million, $10.7 million of depreciation of right-of-use assets, $109.3 million of foreign exchange gain and $68.9 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include a decrease in trade receivables of $93.8 million primarily resulting from a $100 million receivable in connection with the Novartis License Agreement which was received in 2024, an increase in prepayment, other receivable and other assets of $61.7 million, an increase in collaboration inventories of $17.2 million, an increase in trade payables of $14.1 million, an increase in other payables and accruals of $43.9 million, and a decrease in contract liabilities (current and non-current) of $49.7 million. Cash items primarily include interest income received of $37.3 million.

Net cash used in operating activities for the year ended December 31, 2023 was $393.3 million, primarily as a result of net loss before tax of $520.1 million after adjusting for non-cash items, changes in operating assets and liabilities, and cash items. Non-cash items mainly include $54.5 million of finance income, $21.8 million of finance cost, $3.6 million for the provision for the inventory reserves, $10.7 million of depreciation expense of property, plant and equipment, $7.8 million of depreciation of right-of-use assets, $85.8 million of fair value gain of warrant liability, $28.2 million of foreign exchange loss and $47.7 million of equity-settled share-based compensation expenses. Changes in operating assets and liabilities mainly include an increase in trade receivables of $99.0 million primarily resulted from a $100 million receivable in connection with the Novartis License Agreement which was received after December 31 2023, an increase in prepayment, other receivable and other assets of $8.7 million, an increase in collaboration inventories of $12.7 million, a decrease in trade payables of $50.2 million, a decrease in other payables and accruals of $2.7 million, an increase in contract liabilities (current) of $52.5 million and an increase in contract liabilities (non-current) of $47.5 million. Cash items primarily include interest income received of $47.3 million, income tax received of $1.0 million, which is a refund of prior year's income tax return previously paid.
Investing Activities
Net cash provided by investing activities for the year ended December 31, 2025 was $709.6 million, compared to $850.6 million of cash used in investing activities for the year ended December 31, 2024. This change mainly reflects the timing of time deposit investments and maturities.

Net cash used in investing activities for the year ended December 31, 2024 was $850.6 million, consisting primarily of purchases of time deposits of $784.6 million, a $14.1 million purchase of property, plant, and equipment, and a $54.9 million prepayment to collaborator for collaboration assets.

Net cash provided by investing activities for the year ended December 31, 2023 was $92.8 million, consisting primarily of cash received from withdrawal of financial assets measured at fair value through profit or loss of $185.0 million, maturities of time deposits of $19.6 million and cash receipt of investment income of $8.8 million partially offset by prepayment to collaborator for collaboration assets of $98.8 million, purchases of property, plant and equipment of $20.1 million and purchase of intangible assets of $2.6 million.
Financing Activities
Net cash used in financing activities for the year ended December 31, 2025 was $0.3 million, compared to $5.7 million of cash provided by financing activities for the year ended December 31, 2024. The year over year change is primarily attributable to the decrease in proceeds from the exercise of stock options.

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
Capital Expenditure
Our capital expenditures for the years ended December 31, 2025, 2024 and 2023 amounted to $69.3 million, $64.6 million and $104.0 million, respectively. These expenditures primarily consisted of property, plant, equipment and collaboration assets.
As of December 31, 2025, 2024, and 2023 we had commitments for capital expenditures of approximately $11.5 million, $3.0 million, and $11.3 million respectively, primarily for contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. We anticipate our capital expenditure in 2026 to be financed from our cash and cash equivalents on hand and cash that will be generated from our operations of

CARVYKTI. Primarily, the capital expenditure will be made in the United States, Europe and China, where our principal manufacturing, and research and development facilities are currently located.
Funding Requirements
The following table sets forth our contractual obligations and commitments as of December 31, 2025:

	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years	Total
	(Dollars in millions)
Lease obligations	$14.5	$30.2	$28.4	$78.9	$152.0
Capital commitment	11.5	—	—	—	11.5
Total	$26.0	$30.2	$28.4	$78.9	$163.5
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

Although consequences of the macroeconomic conditions, including global conflicts and inflation, and resulting economic uncertainty could adversely affect our liquidity and capital resources in the future, and cash requirements may fluctuate based on the timing and extent of many factors such as those discussed below, we currently expect our existing cash and cash equivalents and cash that we expect to generate from our operations will provide sufficient resources to meet our operational needs and loan repayment needs for at least the next 12 months. Our future capital requirements will depend on many factors, including:
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
In addition to our commercial product CARVYKTI, we have a broad portfolio of earlier-stage product candidates. Identifying potential product candidates and conducting preclinical studies and clinical trials is a time-consuming, expensive and uncertain process that takes many years to complete, and we may never generate the necessary data or results required to obtain marketing approval and achieve product sales for such product candidates. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues from earlier-stage product candidates, if any, will be derived from sales of product candidates that we do not expect to be commercially available for many years, if at all. Accordingly, we may need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all.
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

Under the Janssen Agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. The Company achieved a CARVYKTI profitable position by year end of 2025, and therefore the recoupment will be triggered. As of December 31, 2025, the aggregate outstanding principal amount of such advances and interest were approximately $250.0 million and $69.1 million, respectively. As of December 31, 2025, we estimated that the entire balance of $319.1 million would be recouped by Janssen within the next 12 months.

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
•Adjusted Net Income (Loss) excludes unrealized foreign exchange gain (loss) which resulted primarily from changes in the intercompany loan balances and cash balances as a result of exchange rate changes between U.S. dollars and EUR.
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

However, we believe that providing information concerning Adjusted Net Income (Loss) and Adjusted Net Income (Loss) per Share enhances an investor’s understanding of our financial performance. We use Adjusted Net Income (Loss) as a performance metric that guides management in its operation of and planning for the future of the business. We believe that adjusted Net Income (Loss) provides a useful measure of our operating performance from period to period by excluding certain items that we believe are not representative of our core business. We define Adjusted Net Income (Loss) as net loss adjusted for (1) non-cash items such as depreciation and amortization, share based compensation, fair value loss of warrant liability, and loss on impairment asset, and (2) unrealized foreign exchange gain or loss mainly related to intercompany loan balances and cash deposit balances as a result of exchange rate changes between U.S. dollars and EUR.

Adjusted Net Income (Loss) per Share is computed by dividing Adjusted Net Income (Loss) by the weighted average shares outstanding.

A reconciliation between Adjusted Net Income (Loss) and Net Loss, the most directly comparable measure under IFRS, has been provided in below.

	December 31, 2025	December 31, 2024	December 31, 2023
	Dollars in millions, except per share data
Net loss	$(296.8)	$(177.0)	$(518.3)
Depreciation and amortization	29.0	23.4	20.5
Share based compensation	64.6	68.9	47.7
Impairment loss	1.0	4.4	—
Unrealized foreign exchange loss/(gain) (included in Other (expense)/income, net)	169.1	(108.5)	28.6
Fair value loss of warrant liability	—	—	85.8
Adjusted net loss	$(33.1)	$(188.8)	$(335.7)

ANL per share:
ANL per share - basic	$(0.09)	$(0.52)	$(0.95)
ANL per share - diluted	$(0.09)	$(0.52)	$(0.95)

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
E.Critical Accounting Estimates
Not Applicable.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following table sets forth certain information relating to our current directors and executive officers as of February 28, 2026:

Name	Age	Position
Executive Officers
Ying Huang, Ph.D.	53	Chief Executive Officer and Director
Carlos Santos Garcia	54	Chief Financial Officer
Non-Employee Directors
Fangliang Zhang, Ph.D.	61	Chairman of the Board of Directors
Ye (Sally) Wang, M.S.	57	Director
Darren Xiaohui Ji, M.D., Ph.D.	63	Independent Director
Corazon D. Sanders Ph.D.	69	Independent Director
Patrick Casey, Ph.D.	69	Independent Director
Li Mao, MD	68	Independent Director
Tomas Heyman	70	Independent Director
Peter Salovey, Ph.D.	68	Independent Director
Jiange (Robin) Meng	57	Director
Gareth Kung, CPA, CA, CFA	61	Independent Director
Executive Officers

Ying Huang, Ph.D., has served as our chief executive officer since September 2020 and previously served as our chief financial officer from July 2019 until May 2022. Dr. Huang has also been a director of Quanta Therapeutics, Inc., a privately-held company, since February 2022. Prior to joining us, Dr. Huang was a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc. from August 2014 to July 2019, where he led a team of analysts covering more than 30 biotechnology companies including Amgen, Gilead, Celgene, Biogen and others that encompass a wide range of therapeutic areas. Dr. Huang began as a biotechnology analyst in 2007 and previously worked at Wells Fargo (formerly Wachovia), Credit Suisse, Gleacher and Barclays before joining BofA Securities, Inc. Prior to his Wall Street career, Dr. Huang was a Principal Scientist at Schering-Plough (now Merck & Co.) in the Department of Chemical Research focusing on small molecule drug discovery in the therapeutic areas of cardiovascular and central nervous system. He is also the co-author of multiple patents and peer-reviewed publications. Dr. Huang holds an M.A. and an M.Phil. in chemistry and a Ph.D. in bio-organic chemistry from Columbia University. Dr. Huang also studied at Columbia Business School and in the Special Class for the Gifted Young at the University of Science and Technology of China. In December 2021, Dr. Huang was appointed to our board of directors as a Class I director.

Carlos Santos Garcia, has served as our Chief Financial Officer since August 2025. Prior to that time, Mr. Santos served as Chief Financial Officer for US Oncology at AstraZeneca from October 2021 to August 2025 and previously served as Acting Area Vice President for Latin America (LATAM) at AstraZeneca from January 2019 to November 2021 and Area Chief Financial Officer for LATAM from June 2018 to January 2019. Earlier in his career, he spent six years at Alcon (a Novartis division) in Chief Financial Officer roles for European markets and Brazil, and nearly a decade at Intel Corporation in financial leadership positions in Europe and Latin America. Mr. Santos holds an MBA in Corporate Finance from the University of Bristol (UK).

Non-Employee Directors

Fangliang Zhang, Ph.D., has served as our director and chairman of our board of directors since August 2022. Dr. Zhang has been an executive director of GenScript since December 2022 and, prior to that, was a non-executive director of GenScript from May 2022 to December 2022. Prior to that time, he was chairman and an executive director of GenScript from 2015 to 2020. He also serves as the CEO of certain companies within the Genscript group. He co-founded the GenScript group in 2002 and has been the director of various group companies prior to GenScript becoming the holding company of the group companies pursuant to the corporate reorganization for GenScript’s initial public offering in 2015. In 2015, Dr. Zhang founded the Company as a subsidiary of GenScript, expanding GenScript’s business goal to research, manufacture and commercialize a broad range of immunotherapy treatments. Dr. Zhang served as Chairman of our board of directors from 2015 to November 2020 and served as our Chief Executive Officer from August 2020 to September 2020. In 2018, Dr. Zhang was awarded Person of the Year at the China Healthcare Summit in recognition of his contribution to and significant impact on the healthcare field. Before founding GenScript, Dr. Zhang worked as a Principal Scientist at Schering-Plough from 1995 to 2002 where he received its Presidential Award. Dr. Zhang holds a Ph.D. in biochemistry from Duke University, a Master’s degree from Nanjing University and a Bachelor’s degree from Chengdu Institute of Geology.

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

Corazon (Corsee) Sanders, Ph.D., has served as our director since May 2020. Dr. Sanders has been a member of AltruBio Inc. (f/k/a AbGenomics Holdings Inc.) since March 2020, of BeOne Medicines AG (f/k/a Beigene, Ltd) since August 2020, and of Ultragenyx Pharmaceuticals, Inc. since June 2021. She was on the board of directors of Molecular Templates, Inc. from December 2019 to December 2024. Dr. Sanders previously served as a Strategic Advisor to the Office of the Celgene Chief Medical Officer from March 2018 to November 2019. Prior to that, Dr. Sanders was a Member of the Juno Therapeutics Executive Committee as Executive Vice President of Development Operations, with responsibilities for strategic operations, quantitative sciences, biosample and clinical operations from January 2017 to March 2018. Dr. Sanders was a Member of the Genentech/Roche Late Stage Portfolio Committee from 2009 to 2017, and Global Head of the Genentech/Roche Late Stage Clinical Operations from 2012 to 2017. Dr. Sanders also served on the Board of Trustees of the Fred Hutchinson Cancer Research Center and was the co-chair of the board of Advisors of the newly created Fred Hutchinson Research Center from 2022 to February 2026. Dr. Sanders holds a B.S. and M.S. in statistics, graduating Magna Cum Laude from the University of the Philippines, and an M.A. and Ph.D. in statistics from the Wharton Doctoral Program at the University of Pennsylvania.
Patrick Casey, Ph.D., has served as our director since December 2020. Dr. Casey has been a Professor of Pharmacology and Cancer Biology at Duke University Medical Center since 1990. Dr. Casey previously served as the Senior Vice Dean of Research at the Duke-NUS Medical School from July 2005 to July 2023. He was also the founding director of the Duke Center for Chemical Biology, an organization of Duke scientists dedicated to research and training in the application of fundamental chemical principles to the study of biology and the basis of disease and therapies. Dr. Casey holds a B.A. in biology and chemistry from Augustana University, a Ph.D. in biochemistry from Brandeis University and did postdoctoral work at the University of Texas Southwestern Medical Center in Dallas.

Li Mao, M.D., has served as our director since August 2022. Dr. Mao currently serves as President of R&D and Chief Medical Officer of Betta Pharmaceuticals Co., Ltd., a position he has held since February 2025, and has served as a director of Betta Pharmaceuticals Co., Ltd. since February 2025. Prior to that, he served as Chief Medical Officer for SciClone Pharmaceuticals, Inc. from June 2022 to February 2025. Prior to that, Dr. Mao served as Chief Medical Officer of Sino Biopharmaceutical Co., Ltd. from May 2021 to June 2022, Chief Executive Officer of Livzon Bio from March 2021 to April 2021 and Chief Executive Officer of Xcovery Holdings, Inc. from November 2018 to March 2021. Dr. Mao also served as Senior Vice President and Chief Medical Officer of Betta Pharmaceuticals Co., Ltd. from March 2018 to March 2021 and Vice President at Johnson & Johnson from June 2016 to February 2018. In addition, he served as a Professor at the MD Anderson Cancer Center from 2004 to March 2009 and a Professor at the University of Maryland, Baltimore from March 2009 to June 2016. Dr. Mao holds a Medical Doctor’s degree from Nanjing Medical University. Dr. Mao also completed a postdoctoral fellowship in cancer genetics at the John Hopkins University School of Medicine.

Tomas J. Heyman, has served as our director since August 2022. Mr. Heyman previously served as the President of Johnson & Johnson’s Corporate Venture Capital Group, the venture capital arm of Johnson & Johnson, a Global Healthcare Company from 2015 to September 2019 and as the Global Head of Business Development for Johnson & Johnson’s Pharmaceutical Group from 1992 to 2015. In addition, Mr. Heyman previously served as Chief Executive Officer of Janssen Pharmaceutica N.V., a pharmaceutical company, from 2008 to 2016. Mr. Heyman has served as a director of OptiNose, Inc., a specialty pharmaceutical company, from December 2020 to June 2025, a director of Akero Therapeutics, Inc., a biotechnology company, from June 2020 to December 2025 and Exelixis Inc., an oncology company, since May 2023. Mr. Heyman previously served as a director of Invivyd Inc. (formerly known as Adagio Therapeutics Inc.), a biopharmaceutical company, from June 2021 to May 2024, and as a director of Xilio Therapeutics, Inc., a biotechnology company, from September 2022 to June 2024. Mr. Heyman graduated as Master of Law from the K.U. Leuven in Belgium. He continued with post-graduate studies in International Law in Geneva, Switzerland, and post-graduate studies in business management at the University of Antwerp in Belgium.

Peter Salovey, Ph.D. has served as our director since August 2024 and as our Lead Independent Director (as defined below) since June 5, 2025. Dr. Salovey is the Sterling Professor of Psychology and previously served as the twenty-third president of Yale University, serving as President from July 2013 to June 2024. Before becoming president, Dr. Salovey served as Yale’s provost, dean of Yale College, and dean of the Yale Graduate School of Arts and Sciences. Dr. Salovey holds an A.B. (psychology) and A.M. (sociology) from Stanford University and an M.S., M.Phil., and Ph.D. in psychology from Yale University.

Jiange (Robin) Meng has served as our director since January 2026. Mr. Ming is the chairman and an executive Director of GenScript, and has been employed at GenScript in various roles since 2010. Prior to joining GenScript, Mr. Meng served in finance roles at Quay Magnesium, Saint Gobain Grains, and Schering-Plough China. He holds a Bachelor of Engineering from Changsha University of Science and Technology and a Master of Finance from Queen’s University in, Canada.

Gareth Kung, CPA, CA, CFA has served as our director since February 2026. Mr. Kung serves as Senior Advisor at Wuhan Xinxin Semiconductor Manufacturing Co Ltd, since August 2024. From 2020 to July 2024, he served as Chief Financial Officer of Alpha Power Solutions Limited. From 2017 to 2020, he was the Global Chief Financial Officer of VXI Global Solutions LLC. From 2012 to 2017, Mr. Kung served in various leadership roles, including Group Chief Financial Officer, Executive Vice President of Finance and Strategic Business Development as well as Company Secretary at Semiconductor Manufacturing International Corporation. From 2009 to 2011, Mr. Kung was Chief Financial Officer of Hanwha SolarOne Co Ltd. Mr. Kung is a Certified Public Accountant (Hong Kong), Chartered Accountant (England & Wales), Chartered Accountant (Singapore) and Chartered Financial Analyst (United States). He received a bachelor’s degree in accountancy from National University of Singapore and MBA from University of Western Ontario in Canada.
Family Relationships
There are no family relationships among any of our executive officers or directors.

B.Compensation
Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid $2.3 million in cash and benefits to our current and former executive officers, and we paid $0.6 million in cash to our non-employee directors. For the year ended December 31, 2025, the non-cash compensation (based on fair value as of the grant date) to our current and former executive officers was equal to $3.6 million, and for non-employee directors was equal to $1.6 million. As previously announced on August 18, 2025, Ms. Jessie Yeung resigned as interim Chief Financial Officer of the Company effective immediately. The aggregate cash and benefits provided to our executive officers for the year ended December 31, 2025 includes compensation received from the Company by Ms. Yeung as the interim Chief Financial Officer during such year.

Our board of directors has adopted a non-employee director compensation policy, pursuant to which each of our directors who is not an employee of our company or affiliated with an entity that beneficially owns 5% or more of our outstanding ordinary shares, which are Dr. Ji, Dr. Sanders, Dr. Casey, Mr. Heyman, Dr. Mao, Dr. Salovey and Mr. Kung, is eligible to receive compensation for service on our board of directors and committees of our board of directors. Each eligible director receives an annual cash retainer of $75,000 for serving on our board of directors. The Lead Independent Director, the Chair of the Audit Committee and the Chair of the Compensation Committee receive an additional $25,000, $25,000 and $20,000, respectively, each year. All annual cash compensation amounts are payable in equal quarterly installments in advance within the first 30 days of each quarter in which the service will occur.

Each new eligible director who joins our board of directors will receive a restricted share unit award for a number of ordinary shares equal to $200,000 divided by one half of the closing price of our ADSs on the date of grant. In addition, a new director appointed as Chair of the Audit Committee, Chair of the Compensation Committee or Lead Independent Director will receive an additional restricted share unit award for a number of ordinary shares equal to $70,000 divided by one half of the closing price of our ADSs on the date of grant. The restricted share unit awards granted pursuant to our non-employee director compensation policy will vest one-third on the first anniversary of the date of grant and the remaining shares vest in eight equal quarterly installments thereafter, subject to continued service as a director through the applicable vesting date.

Additionally, on the date of each annual general shareholders meeting, each eligible director who continues to serve as a director following the meeting will be granted a restricted share unit award for a number of ordinary shares equal to $200,000 divided by one half of the closing price of our ADSs on the date of grant. The Chair of the Audit Committee, the Chair of the Compensation Committee and Lead Independent Director each receives an additional restricted share unit award for a number of ordinary shares equal to $70,000 divided by one half of the closing price of our ADSs on the date of grant. The restricted share unit awards granted pursuant to our non-employee director compensation policy will vest one-third on the first anniversary of the date of grant and the remaining shares vest in eight equal quarterly installments thereafter, subject to continued service as a director through the applicable vesting date.

For additional information about share incentive grants to our officers and directors, see Item 6.B. “Directors, Senior Management and Employees — Compensation — Equity Incentive Plans.” We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.
Employment Agreements and Indemnification Agreements

We have an employment agreement with each of our Chief Executive Officer and our Chief Financial Officer, and each of our executive officers has also executed a form of our standard intellectual property rights assignment, non-competition and confidentiality agreement, with modifications thereto addressed in their respective employment agreements. Each executive officer has also agreed that Dr. Frank Zhang has voting power over any ordinary shares issued pursuant to the exercise of share options under an irrevocable proxy. The material terms of each agreement are described below.

Amended and Restated Employment Agreement with Dr. Ying Huang, Our Chief Executive Officer

Dr. Huang’s current annual base salary is $782,282. Under the terms of the amended and restated employment agreement, Dr. Huang is eligible for a discretionary annual cash bonus with a target of 75% (the “CEO Annual Bonus”) of Dr. Huang’s then-current base salary (the “CEO Target Amount”). Dr. Huang’s eligibility for the CEO Annual Bonus will be based upon the board of director’s assessment of the attainment of individual and corporate performance goals as determined by the board of directors in its sole discretion.

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

Employment Offer Letter with Carlos Santos Garcia

We have an employment agreement with Mr. Santos. His current base salary is $500,000, and in March 2026, our Board of Directors approved an increase in Mr. Santos' annual base salary to $517,000, to be effective as of March 29, 2026. Additionally, Mr. Santos is eligible for a discretionary annual cash bonus with a target of 45% of Mr. Santos’ then-current base salary.

Pursuant to the terms of the employment agreement, Mr. Santos’ employment is at will and may be terminated at any time by us. If Mr. Santos’ employment is terminated by us without Cause (as defined in the employment agreement) or by Mr. Santos’ for Good Reason (as defined in the employment agreement) in either case not in connection with a Change in Control (as defined in the employment agreement), then Mr. Santos’ would be eligible to receive the following severance benefits, less applicable tax withholding (the “CFO Non-CIC Severance Benefits”):

•payment equal to the sum of 12 months of Mr. Santos’ Base Salary;

•payment of Mr. Santos’ annual bonus earned for the year prior to the year in which his Date of Termination occurs if unpaid as of the Date of Termination (the “Prior Year Bonus”);

•payment of a portion of Mr. Santos’ bonus for the year of termination, pro-rated based on the amount of time worked in the year of termination (the “Pro-Rata Bonus”);

•payment or reimbursement of continued health coverage for Mr. Santos and his dependents under COBRA for up to 12 months; and

•with respect to equity awards granted to Mr. Santos, that portion of any equity awards held by Mr. Santos that would have vested during the 12-month period following Mr. Santos’ Date of Termination shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable without regard to any performance-based requirements, but only so long as any applicable corporate performance goals are achieved.

Under the employment agreement, if Mr. Santos’ employment is terminated by us without Cause or if Mr. Santos resigns for Good Reason, in either case within a Change in Control Protection Period, then Mr. Santos would be entitled to the following severance benefits, less applicable tax withholding (the “CFO CIC Severance Benefits,” together with the CFO Non-CIC Severance Benefits, the “CFO Severance Benefits”):

•payment of 18 months of the Mr. Santos’ Base Salary (or Mr. Santos’ Base Salary in effect immediately prior to an event giving rise to Good Reason or immediately prior to the Change in Control, if higher);

•payment of the prior year’s annual bonus if it was earned and has not been paid as of the Date of Termination, the Prior Year Bonus;

•payment of the Pro-Rata Bonus;

•payment of an amount equal to Mr. Santos’ Target Bonus for the year in which the Date of Termination occurs;

•payment or reimbursement of continued health coverage for Mr. Santos and his dependents under COBRA for up to 18 months;

•all equity awards held by Mr. Santos shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable as of the Date of Termination without regard to any performance-based requirements; and

•if the options are assumed or converted, the post-termination exercise period attributable to any stock option shall be extended up to 18 months from the Date of Termination.

Payment of the CFO Severance Benefits is subject to Mr. Santos signing and delivering to us a separation agreement containing a general release of claims in favor of us. Under the employment agreement, if Mr. Santos’ employment is terminated for Cause or Mr. Santos resigns without Good Reason, Mr. Santos will not receive any Severance Benefits.

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

Employee Change in Control Equity Acceleration Policy

In August 2024, in order to assure the present and future continuity, objectivity and dedication of our employees in the event of a change in control to maximize the value of the Company on a change in control, we adopted the Legend Biotech Employee Change in Control Equity Acceleration Policy (the “Equity Acceleration Policy”). The Equity Acceleration Policy provides change in control benefits to our eligible employees, including Mr. Santos, but excluding Dr. Huang.

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

As of December 31, 2025, options covering 3,597,276 ordinary shares with a weighted-average exercise price of $11.77 per share were outstanding, and 3,790,424 ordinary shares remained available for the future option grants.
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

The maximum aggregate number of shares that may be issued pursuant to all awards granted under the RSU Scheme is 26,000,000 shares. As of December 31, 2025, restricted share units covering 6,543,771 ordinary shares were outstanding, and 13,045,662 ordinary shares remained available for future grant under the RSU Scheme.
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
C.Board Practices
Board of Directors

Our board of directors consists of eleven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract or any proposed contract or arrangement in which he or she is interested, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (a) such director has declared the nature of his or her interest at the meeting of the board at which the question of entering into the contract or arrangement is first considered if he or she knows his or her interest then exists, or in any other case at the first meeting of the board after he or she knows that he or she is or has become so interested, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to raise or borrow money, to mortgage or charge its undertaking, property assets (present or future) and uncalled capital or any part thereof, and to issue debentures, debenture stock, bonds or other securities whether outright or as collateral security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service. In accordance with the Nasdaq listing requirements, as a foreign private issuer, we may rely on home country governance requirements and certain exemptions thereunder rather than relying on the Nasdaq governance requirements. However, our board of directors has undertaken a review of the independence of the directors. Based upon information requested from and provided by each director concerning such director’s background, employment and affiliations, including family relationships, our board of directors determined that Darren Xiaohui Ji, Corazon D. Sanders, Gareth Kung, Patrick Casey, Li Mao, Tom Heyman and Peter Salovey, representing seven of our eleven directors, are “independent directors” as defined under current rules and regulations of the SEC and Nasdaq. In making such determination, our board of directors considered whether any director has a material relationship with us that could compromise their ability to exercise independent judgment in carrying out their responsibilities.

In addition, our corporate governance guidelines (“Corporate Governance Guidelines”) provide that when the position of chair of the board of directors (the “Chair”) is not held by an independent director, a lead independent director may be designated by the board of directors (the “Lead Independent Director”). Because Fangliang Zhang serves as the Chair and is not considered independent under Nasdaq rules, our board of directors has designated Peter Salovey as the Lead Independent Director. The Lead Independent Director’s duties include presiding at executive sessions of independent directors and serving as a liaison between the Chief Executive Officer and/or the Chair and the independent directors of the board of directors.

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

Terms of Directors and Executive Officers

In accordance with our third amended and restated memorandum and articles of association, our board of directors is divided into three classes, each of which consists, as nearly as possible, of one-third of the total number of directors constituting our entire board and which serve staggered three-year terms. At each annual meeting of shareholders, the successors to directors whose terms then expire are elected to serve from the time of election and qualification until the election and qualification of successor directors at the third annual meeting following election, or until the director’s earlier removal, resignation or death. Our directors are divided among the three classes as follows:

•Class I, which consists of Ye Wang, Darren Xiaohui Ji, Ying Huang, and Tomas Heyman, and their term expires at our annual meeting of shareholders in 2027;
•Class II, which consists of Patrick Casey, Gareth Kung, and Fangliang Zhang and their term expires at our annual meeting of shareholders in 2028; and
•Class III, which consists of Robin Meng, Corazon D. Sanders, Li Mao, and Peter Salovey and their term expires at our annual meeting of shareholders in 2026.
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
Audit Committee
Our audit committee consists of Darren Xiaohui Ji, Corazon D. Sanders and Gareth Kung. Mr. Kung is the chairperson of our audit committee. Mr. Kung satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Prior to his resignation as a member of our Board of Directors on January 20, 2026, Yau Wai Man Philip was the chairperson of our audit committee. Each of Dr. Ji, Dr. Sanders and Mr. Kung satisfies the requirements for an “independent director” within the meaning of Rule 5605(a)(2) of the Nasdaq listing rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act.
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
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Fangliang Zhang, Corazon D. Sanders and Patrick Casey.
Dr. Zhang is the chairperson of our nominating and corporate governance committee.

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
D.Employees

As of December 31, 2025, we had approximately 2,900 employees, 334 of whom hold Ph.D., M.D, or other terminal degrees. Of these approximately 2,900 employees, 562 are engaged in research and development activities and the remainder are engaged in business development, finance, information systems, facilities, human resources, administrative support or other business functions. In Belgium, we have entered into collective bargaining agreements that guarantee certain rights. None of our other employees are subject to collective bargaining agreements. We consider our relationship with our employees to be good. The average number of temporary employees during the most recent financial year was approximately 451.
At each date shown, we had the following number of employees engaged in either administrative or research and development functions, as indicated below.

	As of December 31,
	2025	2024	2023
Function:
General and administrative	373	232	179
Research and development	562	391	305
Sales and marketing	81	77	62
Global manufacturing and supply*	723	—	—
Quality/operations*	1,047	—	—
Others*	179	1,909	1,280
Total	2,965	2,609	1,826
Geography:
United States	1,461	1,347	1,016
Asia-Pacific	512	612	544
Europe	992	650	266
Total	2,965	2,609	1,826
*In 2025, The Company began collecting and standardizing global employee data following the implementation of a global HR data framework using standardized global definitions. As a result, the Others category has been further broken out for Global manufacturing and supply and Quality/operations in 2025. However, certain employee classifications and functional breakouts for prior periods are not directly comparable to 2025 and continue to be grouped in the Others category.
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

F. Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders

We had 369,911,295 ordinary shares outstanding as of February 15, 2026. Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 15, 2026:
•Each of our directors and executive officers;
•All of our directors and executive officers as a group; and
•Each person known to us to beneficially own more than 5% of our ordinary shares.
Except as otherwise indicated, the business addresses of the persons listed in the table is c/o Legend Biotech Corporation, 2101 Cottontail Lane, Somerset, New Jersey, 08873.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of February 15, 2026, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number of ordinary shares beneficially owned	Percentage of Shares Beneficially Owned
5% or Greater Shareholders:
Genscript Biotech Corporation (1)	174,497,556	47.2%
AquaPoint L.P(2)	30,270,000	8.2%
Entities affiliated with FMR LLC(3)	48,294,445	13.1%
Executive Officers and Directors:
Ying Huang, Ph.D.(4)	850,974	*
Carlos Santos Garcia	—	*
Fangliang Zhang, Ph.D.(5)	677,672	*
Ye (Sally) Wang, M.S. (6)	16	*
Darren Xiaohui Ji, M.D., Ph.D. (7)	70,447	*
Corazon D. Sanders, Ph.D (8)	53,835	*
Patrick Casey, Ph.D (9)	67,324	*
Li Mao, MD (10)	45,050	*
Tomas Heyman (11)	33,454	*
Peter Salovey, Ph.D.(12)	6,258	*
Jiange (Robin) Meng	—	*
Gareth Kung, CPA, CA, CFA	—	*
All Current Executive Officers and Directors as a Group (12 persons)	1,805,026	*
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

2.This information is based solely on a Schedule 13G/A filed with the SEC on February 14, 2023 by AquaPoint L.P. reporting its beneficial ownership as of December 31, 2022. The Schedule 13G/A reports that these holdings consist of 30,300,000 ordinary shares held by AquaPoint L.P. (in official liquidation) ("AquaPoint"). Subsequent to the period covered by the Schedule 13G/A, our Register of Members reflects that on April 28, 2025, 30,000 ordinary shares previously registered in the name of AquaPoint were transferred to JPMorgan (as custodian/nominee), resulting in AquaPoint being recorded as the registered holder of 30,270,000 ordinary shares. Pursuant to an order and judgment of the Financial Services Division of the Grand Court of the Cayman Islands (the “Court”), case number FSD 157 of 2021 (DDJ) In the Matter of AquaPoint L.P. (the “AquaPoint Judgment”), AquaPoint was ordered to be wound up and joint official liquidators were appointed by the Court over AquaPoint. The winding up of AquaPoint was subsequently upheld on appeal. Accordingly, pending the completion of the liquidation, all voting and dispositive power with respect to the 30,270,000 ordinary shares for which AquaPoint is the registered owner is held by the joint official liquidators pursuant to the AquaPoint Judgment. The address for AquaPoint is c/o The R&H Trust Co. Ltd., P.O. Box 897, Windward 1, Regatta Office Park, West Bay Road, Grand Cayman, KY1-1103, Cayman Islands.

3.This information is based solely on a Schedule 13G/A filed with the SEC on February 5, 2026 by FMR LLC and Abigail P. Johnson, reporting the beneficial ownership of FMR LLC and certain of its subsidiaries and affiliates including FIAM LLC IA, Fidelity Institutional Asset Management Trust Company BK, Fidelity Management & Research (Hong Kong) Limited IA, Fidelity Management & Research (Japan) Limited IA, Fidelity Management & Research Company LLC * IA, Fidelity Management Trust Company BK and Strategic Advisors LLC IA (together, the “FMR Reporters”) as of December 31, 2025. The Schedule 13G/A reports that FMR LLC has the sole voting and dispositive power with respect to the 48,294,445 ordinary shares. The address for the FMR Reporters is 245 Summer Street, Boston, Massachusetts 02210. Abigail P. Johnson is a Director, the Chairman and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

4.Consists of 107,182 ADS (the equivalent of 214,364 ordinary shares) held by Dr. Huang. Also includes options to acquire 290,186 ADSs (the equivalent of 580,372 ordinary shares) exercisable as of April 15, 2026. Also includes 28,119 ADSs (the equivalent of 56,238 ordinary shares) issuable upon settlement of restricted share units that will vest by April 15, 2026.

5.Consists of 677,672 ordinary shares as of February 15, 2026 over which Dr. Zhang has voting power pursuant to an irrevocable proxy, which became effective upon the exercise of the stock options pursuant to which such ordinary shares were issued and terminates with respect to any such ordinary shares sold by their registered owner in a public market sale. Dr. Zhang is shareholder of Genscript Biotech Corporation, a publicly traded company on the Hong Kong Stock Exchange, but does not have voting or dispositive power over the ordinary shares held by Genscript Biotech Corporation. Excludes 30,270,000 ordinary shares for which AquaPoint is the registered owner (the “AquaPoint Shares”). Pending the completion of AquaPoint’s liquidation, all voting and dispositive power with respect to the AquaPoint Shares is held by the joint official liquidators pursuant to the AquaPoint Judgment. See note 2.

6.Through a family trust, Ms. Wang and her family hold 32.98% of AquaPoint L.P., whose general partner is Genscript Corporation, the largest holder of our largest shareholder, Genscript Biotech Corporation. Ms. Wang does not hold any voting or dispositive power over the AquaPoint Shares. Pending the completion of AquaPoint L.P.’s liquidation, all voting and dispositive power with respect to the AquaPoint Shares is held by the joint official liquidators pursuant to the AquaPoint Judgment. See note 2.

7.Consists of 19,373 ADS (the equivalent of 38,747 ordinary shares) held by Dr. Ji. Also includes options to acquire 15,000 ADSs (the equivalent of 30,000 ordinary shares) exercisable as of April 15, 2026. Also includes 850 ADSs (the equivalent of 1,700 ordinary shares) issuable upon settlement of restricted share units that will vest by April 15, 2026.

8.Consists of 20,288 ADS (the equivalent of 40,577 ordinary shares) held by Dr. Sanders. Also includes options to acquire 6,000 ADSs (the equivalent of 12,000 ordinary shares) exercisable as of April 15, 2026. Also includes 629 ADSs (the equivalent of 1,258 ordinary shares) issuable upon settlement of restricted share units that will vest by April 15, 2026.

9.Consists of 18,033 ADS (the equivalent of 36,066 ordinary shares) held by Dr. Casey. Also includes options to acquire 15,000 ADSs (the equivalent of 30,000 ordinary shares) exercisable as of April 15, 2026. Also includes 629 ADSs (the equivalent of 1,258 ordinary shares) issuable upon settlement of restricted share units that will vest by April 15, 2026.

10.Consists of 12,896 ADS (the equivalent of 25,792 ordinary shares) held by Dr. Mao. Also includes options to acquire 9,000 ADSs (the equivalent of 18,000 ordinary shares) exercisable as of April 15, 2026. Also includes 629 ADSs (the equivalent of 1,258 ordinary shares) issuable upon settlement of restricted share units that will vest by April 15, 2026.

11.Consists of 7,098 ADS (the equivalent of 14,196 ordinary shares) held by Mr. Heyman. Also includes options to acquire 9,000 ADSs (the equivalent of 18,000 ordinary shares) exercisable as of April 15, 2026. Also includes 629 ADSs (the equivalent of 1,258 ordinary shares) issuable upon settlement of restricted share units that will vest by April 15, 2026.

12.Consists of 2,608 ADSs (the equivalent of 5,216 ordinary shares) held by Dr. Salovey. Also includes 521 ADSs (the equivalent of 1,042 ordinary shares) issuable upon settlement of restricted shares units that will vest by April 15, 2026.
None of our principal shareholders has voting rights different than our other shareholders.
As of February 15, 2026, we estimate that 168,809,266 of our outstanding ordinary shares (including ordinary shares in the form of ADSs) were held in the United States by three holders of record, which represents in the aggregate 45.6% of our outstanding ordinary shares as of February 15, 2026. The actual number of holders is greater than these numbers of record holders and includes beneficial owners whose ordinary shares or ADSs are held in street name by brokers and other nominees. This number of holders of record also does not include holders whose shares may be held in trust by other entities.
B.Related Party Transactions

The following is a description of related party transactions we have entered into or been a participant in since January 1, 2025, and in which any of our then directors, executive officers or holders of more than 5% of any class of our voting securities at the time of such transaction, or any members of their immediate family, had or will have a direct or indirect material interest.
Transactions with our Largest Shareholder Genscript
Genscript is our largest shareholder, owning approximately 47% of our outstanding ordinary shares as of February 15, 2026. Below is a summary of the other transactions we are party to with Genscript. As we continue to grow and execute on our business strategy, we anticipate that from time to time we will likely continue to enter into similar and other transactions with Genscript where we can take advantage of the resources and expertise that Genscript can provide. Any future transaction we enter into with Genscript would be evaluated at an arms’ length basis and approved in accordance with our related person transaction policy described below.

Master Products, Services and Related Agreements

Master Products and Services Agreement

On October 1, 2022, Legend Biotech USA Inc. entered into a Master Products and Services Agreement with Genscript USA Inc., a subsidiary of Genscript (the “Master Products and Services Agreement”), which was amended and restated on May 9, 2025 (as amended, the “Amended and Restated Products and Services Agreement”). All materials and services that we (including any of our subsidiaries) purchase from Genscript (and any of its affiliates, other than Legend

Biotech and our subsidiaries) in the ordinary course of business, are within the scope of, and subject to the Amended and Restated Master Products and Services Agreement, with the exception of any services subject to the other agreements with Genscript described below. Such services and materials subject to the Amended and Restated Products and Services Agreement include (i) services relating to gene synthesis, plasmid preparation, oligo synthesis, peptides, protein expression, reagent antibodies, GMP plasmid and viral vectors, biology discovery and development and other customized services and (ii) materials related to protein detection and cell isolation and activation. Legend Biotech and Genscript may contract for additional products and services under separate statements of work under the Amended and Restated Master Products and Services Agreement. The Amended and Restated Master Products and Services Agreement has an initial term of three years. Under the Amended and Restated Master Products and Services Agreement, aggregate purchases by Legend Biotech are capped at $15.6 million per calendar year. During 2025, we incurred expenses of approximately $9.6 million under the Amended and Restated Products and Services Agreement (inclusive of expenses incurred under the Master Products and Services Agreement).

Automation Project Agreement

On June 27, 2025, Nanjing Legend Biotech Co., Ltd. entered into an Automation Project Agreement with Nanjing GenScript Biotech Co., Ltd., pursuant to which we and Genscript explored the development of an automated production line for Legend Biotech. This agreement was terminated, effective as of February 20, 2026. During 2025, we incurred expenses of approximately $1.8 million under this agreement.

Probio Exclusive License Agreement

Nanjing Legend Biotech Co., Ltd. entered into the Exclusive License Agreement dated as of August 18, 2021 with Nanjing Probio Biotech Co., Ltd (“Probio”), a related party controlled by Genscript, pursuant to which we granted to Probio and its affiliates an exclusive license under specified patents and related know-how in exchange for Probio’s payment to us of $1.5 million and its agreement to provide, within two years of the date of the agreement, $1.5 million in the form of CDMO services to us. Under this agreement, Probio is responsible for paying us a 10.0% royalty on any revenue generated by Probio as a result of Probio’s sublicense of such specified patents and related know-how to third parties. During 2025, we recognized revenue of approximately $26.4 million for royalties pursuant to this agreement.

Probio Collaboration and License Agreement

Nanjing Legend Biotech Co., Ltd. entered into a Collaboration and License Agreement dated as of February 25, 2024 with Probio, pursuant to which we and Probio agreed to collaborate to develop and commercialize products using certain of our and/or Probio’s antibodies and their variants. Under this agreement, (a) Probio agreed to pay us (i) $10,000 upon the execution of this agreement and (ii) $90,000 upon the achievement of a milestone relating to the functional validation of certain variant(s) of a licensed antibody, (b) we and Probio will share revenue generated as a result of our or Probio’s sublicense of the applicable intellectual property, with the allocation of such sublicensing revenue varying depending upon the contribution of us and Probio to the applicable product and (c) we agreed to pay Probio 10% of net sales of any product developed by Legend using a variant to a licensed antibody which was developed by or on behalf of Probio.

Government Affairs Service Agreement

In January 2020, Nanjing Legend Biotech Co., Ltd. entered into a Government Affairs Services Framework Agreement with Nanjing GenScript Biotech Co., Ltd pursuant to which Genscript performed services relating to the establishment and maintenance of relationships with government agencies and institutions, government grant application, and assistance, advice, and support services with respect to centrally operated government affairs. This agreement was terminated, effective as of February 20, 2026. During 2025, we incurred expenses of approximately $0.8 million under this agreement.

Pay-on-behalf-of Services Agreement

In January 2020, Nanjing Legend Biotech Co., Ltd. entered into a Pay-on-behalf-of Agreement with Nanjing GenScript Biotech Co., Ltd, which was amended and restated on December 1, 2025, pursuant to which we and Genscript agreed to implement a reciprocal pay-on-behalf mechanism under which each party advances payment for shared administrative services and subsequently settles the amounts on a quarterly basis. The agreement will expire on November

30, 2028, unless earlier terminated by mutual agreement. During 2025, we incurred expenses of approximately $1.06 million under these agreements.

Facilities

Piscataway - Legend Biotech USA Inc., as tenant, entered into a lease agreement with Genscript USA Holdings, Inc. ("Genscript USA"), effective January 1, 2024, for an approximately 22,000 square foot facility in Piscataway, New Jersey, of which 8,000 square feet is designated as the laboratory area, and 14,000 square feet is designated as the administrative area (the “Piscataway Facility”). This lease agreement for the Piscataway Facility was amended on December 1, 2025 to, among other things, reduce the leased square footage to approximately 8,930 square feet, of which 5,125 square feet is designated as the laboratory area, and 3,805 square feet is designated as the administrative area. This amended lease agreement expires on June 30, 2026. Under this amended lease agreement, we agreed to pay (i) $45,833.34 per month for rent during 2024, (ii) $47,208.34 per month for rent from January 2025 through June 2025, (iii) $49,568.76 per month for rent from July 2025 through November 2025 and (iv) $21,044.19 per month for rent from December 2025 through June 2026.

In addition, we agreed to make monthly payments to Genscript USA for common area maintenance expenses, including allocations for (i) real estate taxes against the building and surrounding area, (ii) casualty and liability insurance, (iii) cleaning, landscaping, snow removal and similar expenses. There is an annual reconciliation of these payments against actual common area maintenance expenses, with any additional payment required by Legend Biotech capped at 20% of these scheduled payments. We agreed that the amount of such monthly payments will be $20,485.03 from January 2025 through June 2025, $21,509.28 from July 2025 through November 2025, and $9,111.34 from December 2025 through June 2026. During 2025, we incurred expenses of approximately $0.9 million under this amended lease agreement, which includes payments for rent, common area maintenance expenses, and utilities.

Animal Facility Lease and Services Agreements - Nanjing Legend Biotech Co., Ltd. is a party to an animal facility lease agreement with Nanjing GenScript Biotech Co., Ltd, under which we lease a 1,000 square meter animal facility in Nanjing, China, at a cost of approximately RMB 51,000 per month ($7,103 per month, based on the conversion rate of RMB 7.18 to $1.00, which was the exchange rate on December 31, 2025) (value-added tax included). The lease expires in December 2027. In addition, Nanjing Legend Biotech Co., Ltd. entered into an Animal Technical Service Agreement with Nanjing GenScript Biotech Co., Ltd during April 2021, which we renewed in January 2022 and again in March 2025, pursuant to which Genscript provides facility operation, animal procurement, quarantine, animal feeding and care, and animal testing compliance services to us. During 2025, we incurred expenses of approximately $1.0 million under this agreement.
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
C.Interests of Experts and Counsel
Not Applicable.
ITEM 8. FINANCIAL INFORMATION
A.Consolidated Statements and Other Financial Information
See “Item 18 Financial Statements.”
Legal and Administrative Proceedings
On January 5, 2026, plaintiff 2seventy bio, Inc., a wholly-owned subsidiary of Bristol-Myers Squibb Company, filed a patent infringement complaint in the Unified Patent Court against us and our collaborator including Janssen. The complaint asserts that 2seventy bio, Inc. is exclusive licensee of European Patent No. 3 689 383, which is owned by the National Institutes of Health. The complaint alleges that our and Janssen’s manufacturing, marketing, distribution and sale of CARVYKTI® within Europe infringes the claims of defendant’s patent. The Complaint seeks unspecified monetary damages. We intend to vigorously defend against this complaint.

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
Our status as a PFIC will depend on the nature and composition of our income and the nature, composition and value of our assets (which may be determined based on the fair market value of each asset, with the value of goodwill and going concern value being determined in large part by reference to the market value of our ADSs, which may be volatile). Our status may also depend, in part, on how quickly we utilize the cash proceeds from our initial public offering and other fundraising activities in our business. Based on our operating history and the projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a PFIC for our taxable year ending December 31, 2025. There can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis after the end of each taxable year, including the current taxable year. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ending December 31, 2025, and expresses no opinion with regard to our expectations regarding our PFIC status for the current or future taxable years.
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
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid qualified electing fund ("QEF") election. At this time, we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election. Prospective investors should assume that a QEF election will not be available.
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
For example, based on the $250.0 million aggregate principal amount of advances outstanding from Janssen as of December 31, 2025, a 0.5% (fifty basis point) per annum increase in SOFR would result in an additional $1.3 million per year in interest payable by the Company.
Inflation generally affects us by increasing our cost of labor and clinical trial costs. We do not believe that inflation had a material effect on our business, financial condition or results of operations during the years ended December 31, 2025 and 2024.

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
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities
Not Applicable.
B.Warrants and Rights

Not Applicable.
C.Other Securities
Not Applicable.
D.American Depositary Shares
JPMorgan Chase Bank, N.A. ("JPMorgan"), as depositary for our ADSs, registers and delivers the ADSs. Each ADS represents an ownership interest in a designated number of shares which we deposit with the custodian, as agent of the depositary. Each ADS represents two ordinary shares. The ADS to share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). The depositary’s office is located at 383 Madison Avenue, Floor 11, New York, NY 10179.
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

Fees and Payments from the Depositary to Us
Our depositary has agreed to share with us certain fees payable to the depositary by holders of ADSs. We anticipate that the fees shared with us by the depositary, after deduction of applicable U.S. taxes, will be approximately $0.5 million.
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

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
Not Applicable.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A. Not Applicable.

B. Not Applicable.

C. Not Applicable.

D. Not Applicable.

E. Not Applicable.
ITEM 15. CONTROLS AND PROCEDURES
A.Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.
B.Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and the Chief Financial Officer has assessed the effectiveness of internal control over financial reporting as of December 31, 2025. Management’s assessment was based on the framework in “Internal Control – Integrated Framework (2013)” (“2013 framework”), issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Based on that assessment, management concluded that, as of December 31, 2025, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with generally accepted accounting principles.

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

The effectiveness of the Company’s internal control over financial reporting has been audited by Ernst & Young LLP, independent registered public accounting firm, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2025, which is included herein. See paragraph (c) of the present Item 15, below.

C.Attestation Report of Independent Registered Public Accounting Firm

See report of Ernst & Young LLP, independent registered public accounting firm, included under “Item 18. Financial Statements” on page F-5.
D.Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the fiscal year ended December 31, 2025 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Gareth Kung, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert as defined in Item 16A(b) of Form 20-F.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young LLP has served as our independent auditor since May 2022 and has audited our consolidated financial statements for the years ended December 31, 2025 and December 31, 2024. The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young LLP and Ernst & Young for the periods indicated. We did not pay any other fees to Ernst & Young LLP or Ernst & Young during the periods indicated below. Both Ernst & Young LLP and Ernst & Young are member firms of the global Ernst & Young organization.

	For the Years Ended December 31,
	2025			2024
(Dollars in thousands)	Ernst & Young LLP	Ernst & Young	Total	Ernst & Young LLP
Audit Fees[1]	$4,027	$1,250	$5,277	$4,191
Audit-related Fees[2]	42	—	42	—
Tax Fees[3]	75	—	75	—
All Other Fees[4]	—	125	125	—
Total Fees	$4,144	$1,375	$5,519	$4,191

1.“Audit Fees” means the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements, as well as assistance with and review of documents filed with the SEC and other statutory and regulatory filings, and professional services rendered by Ernst & Young for transaction-specific auditing and review of our financial statements.
2.“Audit-related Fees” represents the aggregate fees billed in each of the fiscal years listed for the assurance and related services rendered by our principal auditor that are reasonably related to the performance of the audit or review of our financial statements and not reported under “Audit Fees.”

3."Tax Fees" represents fees billed for international tax advisory services.
4."All Other Fees" represents fees billed for review of internal controls in connection with transaction-specific auditing and review of our financial statements.
Audit Committee Pre-approved Policies and Procedures

Currently, all audit services and permissible non-audit services to be provided by our independent registered public accountant, Ernst & Young LLP and Ernst & Young, must be approved by our audit committee, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit, in accordance with paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. All of the services related to us provided by Ernst & Young LLP and Ernst & Young during the year ended December 31, 2025 were pre-approved by the audit committee.
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

2.4***
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act (incorporated herein by reference to Exhibit 2.4 to the Registrant's Form 20-F (File No. 001-39307)), filed with the SEC on March 19, 2024 (incorporated herein by reference to Exhibit 2.4 to the Registrant's Form 20-F (File No. 001-39307)), filed with the SEC on March 19, 2024

2.5***
Form of Securities Purchase Agreement, dated as of May 5, 2023, between Legend Biotech Corporation, T. Rowe Price Associates, Inc., and Purchasers (incorporated herein by reference to Exhibit 4.1 to the Registrant’s Report on Form 6-K (File No. 001-39307), filed with the SEC on May 8, 2023

4.1***^
Collaboration and License Agreement among Legend Biotech USA, Inc., Legend Biotech Ireland Limited and Janssen Biotech, Inc., dated December 21, 2017, as amended (incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.2***
Form of Indemnification Agreement between the Registrant and each of its executive officers and directors (incorporated herein by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.3+***
Amended and Restated Employment Agreement, by and among the Registrant, Legend Biotech USA Inc. and Ying Huang, effective August 3, 2022 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Report on Form 6-K (File No. 001-39307), filed with the SEC on August 4, 2022

4.4+***
First Amendment to Amended and Restated Employment Agreement by and among the Registrant, Legend Biotech USA Inc. and Ying Huang, effective December 14, 2023 (incorporated herein by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024)

4.5*^	Office Lease Agreement, dated May 9, 2025, between Legacy Bridgewater, LLC and Legend Biotech USA Inc.

4.6*^	Amendment 2 to License Agreement, dated March 6, 2025, between Legend Biotech Ireland Limited and Novartis Pharma AG

4.7+***
Share Option Scheme (including proxy form, notice of grant, notice of exercise and share purchase agreement and investment representation statement) (incorporated herein by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (File No. 333-238232), filed with the SEC on May 29, 2020)

4.8***
Lease Agreement between Legend Biotech USA, Inc. and Genscript USA Holding, Inc., dated as of January 1, 2024 (incorporated herein by reference to Exhibit 4.24 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024)

4.9+***
Amended and Restated 2020 Restricted Shares Plan (including form of Restricted Share Unit Award Agreement) (incorporated herein by reference to Exhibit 4.4 to the Registrants Registration Statement on Form S-8 (File No. 333-283217), filed with the SEC on November 14, 2024)

4.10*^
Amendment #1 to Master Manufacturing and Supply Services Agreement for BCMA CAR-T Product, dated July 10, 2025, by and among Legend Biotech USA Inc., Janssen Pharmaceuticals, Inc. and Novartis Pharmaceuticals Corporation

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

4.26***^
Amendment No. 2 to Master Technology Transfer, Manufacturing and Clinical Supply Services Agreement for BCMA CAR-T Product, dated March 15, 2024, between and among Janssen Research & Development, LLC, Legend Biotech USA Inc., and Novartis Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 4.26 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 19, 2024)

4.27***^
Master Manufacturing and Supply Services Agreement for BCMA CAR-T Product, dated March 27, 2024, between and among Janssen Pharmaceuticals Inc., Legend Biotech USA Inc. and Novartis Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 4.27 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 11, 2025)

4.28***^
Amendment 1 to License Agreement, dated November 11, 2024, between Legend Biotech Ireland Limited and Novartis Pharma AG (incorporated herein by reference to Exhibit 4.28 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 11, 2025)

4.29***^
Amendment No. 3 to Master Technology Transfer, Manufacturing and Clinical Supply Services Agreement for BCMA CAR-T Product, dated October 8, 2024, between and among Janssen Research & Development, LLC, Legend Biotech USA Inc., and Novartis Pharmaceuticals Corporation (incorporated herein by reference to Exhibit 4.29 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 11, 2025)

4.30***^
Amendment No. 10 to Collaboration and License Agreement, dated May 20, 2024 between and among Legend Biotech USA Inc., Legend Biotech Ireland Limited, Janssen Biotech, Inc., and Janssen Pharmaceutica NV (incorporated herein by reference to Exhibit 4.30 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 11, 2025)

4.31*^	Component and Product Supply Agreement, dated October 3, 2025, between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc.

4.32*^	Amendment 1 to Lease, dated December 1, 2025, between Legend Biotech USA Inc. and GenScript USA Holding, Inc.

4.33*^	Employment Agreement, dated July 25, 2025, between Legend Biotech USA Inc. and Carlos Santos Garcia

8.1***	List of Principal Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 8.1 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 11, 2025)

11.1*	Code of Business Conduct and Ethics of the Registrant

11.2***	Insider Trading Policy of the Registrant (incorporated herein by reference to Exhibit 11.2 to the Registrant’s Form 20-F (File No. 001-39307), filed with the SEC on March 11, 2025)

12.1*	Principal Executive Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Principal Financial Officer Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Principal Executive Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Principal Financial Officer Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Ernst & Young LLP, an independent registered public accounting firm.

101*
The following materials from Legend Biotech Corporation’s Report on Form 20-F formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) the Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) the Consolidated Statements of Financial Position, (iii) the Consolidated Statements of Changes in Equity, (iv) the Consolidated Statements of Cash Flows, (v) Notes to the Consolidated Financial Statements.

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

Date: March 10, 2026

LEGEND BIOTECH CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Legend Biotech Corporation
Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Legend Biotech Corporation (the Company) as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 10, 2026 expressed an unqualified opinion thereon.
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

Description of the matter
As discussed in Note 2.4 to the consolidated financial statements, the Company entered into a collaboration and license agreement (“collaboration agreement”) with Janssen Biotech, Inc. ("Janssen"). Under the collaboration agreement, the Company granted Janssen a worldwide, co-exclusive (with the Company) license to develop and commercialize cilta-cel. The Company and Janssen share equally revenue, expenses and profits of CARVYKTI in all geographies other than the People's Republic of China.

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
March 10, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Legend Biotech Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Legend Biotech Corporation’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Legend Biotech Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the accompanying consolidated statements of financial position of the Company as of December 31, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and our report dated March 10, 2026 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

Iselin, New Jersey
March 10, 2026

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Dollars in millions, except per share data)	2025	2024	2023
REVENUE
License and other revenue*	$84.1	$144.7	$35.3
Collaboration revenue	944.8	482.6	249.8
Total revenue	1,028.9	627.3	285.1
Cost of collaboration revenue	(397.1)	(216.4)	(144.2)
Cost of license and other revenue	(11.0)	(18.2)	—
Research and development expenses	(414.7)	(413.5)	(382.2)
Administrative expenses	(135.8)	(136.8)	(106.8)
Selling and distribution expenses	(205.8)	(147.5)	(94.2)
Other operating expenses**	(1.0)	(4.4)	(85.8)
Operating loss	(136.5)	(309.5)	(528.1)
Finance costs	(21.4)	(21.6)	(21.8)
Finance income^	40.1	61.2	54.5
Other (expense)/ income, net^	(164.8)	111.8	(24.8)
Loss before tax	(282.6)	(158.1)	(520.2)
Income tax (expense)/benefit	(14.2)	(18.9)	1.9
Net loss	$(296.8)	$(177.0)	$(518.3)
LOSS PER SHARE
Basic	$(0.81)	$(0.48)	$(1.47)
Diluted	$(0.81)	$(0.48)	$(1.47)
OTHER COMPREHENSIVE (LOSS) INCOME
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations	$190.4	$(112.5)	$29.6
Other comprehensive income/(loss), net of tax	190.4	(112.5)	29.6
TOTAL COMPREHENSIVE LOSS	$(106.4)	$(289.5)	$(488.7)
*Certain prior year amounts included within other revenue have been combined into the license and other revenue line for comparative purposes.

**Certain prior year amounts have been reclassified to present loss on asset impairment and fair value loss of warrant liability into the other operating expenses line for comparative purposes.

^Certain prior year amounts have been reclassified to present finance income as a separate line item and to combine other (expense)/income, net for comparative purposes.

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2025 AND 2024

(Dollars in millions)	December 31, 2025	December 31, 2024
NON-CURRENT ASSETS
Property, plant and equipment	$116.3	$99.3
Right-of-use assets	285.2	101.9
Collaboration prepaid leases	72.7	172.1
Other non-current assets*	12.4	13.0
Total non-current assets	486.6	386.3
CURRENT ASSETS
Collaboration inventories, net	32.0	23.9
Trade receivables	13.1	6.4
Prepayments, other receivables and other assets^	253.4	131.0
Time deposits	46.7	835.9
Cash and cash equivalents	901.9	286.7
Total current assets	1,247.1	1,283.9
TOTAL ASSETS	$1,733.7	$1,670.2
CURRENT LIABILITIES
Trade payables	$83.0	$38.6
Tax payable	19.2	20.7
Other payables and accruals	195.4	166.2
Lease liabilities	7.4	4.8
Contract liabilities	11.3	46.9
Collaboration interest-bearing advanced funding	319.1	—
Other current liabilities+	1.0	0.5
Total current liabilities	636.4	277.7
NON-CURRENT LIABILITIES
Collaboration interest-bearing advanced funding	—	301.2
Lease liabilities long term	87.2	44.6
Other non-current liabilities+	8.0	6.1
Total non-current liabilities	95.2	351.9
TOTAL LIABILITIES	$731.6	$629.6
COMMITMENTS AND CONTINGENCIES
EQUITY
Share capital	$0.1	$0.1
Reserves	1,002.0	1,040.5
Total equity	1,002.1	1,040.6
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,733.7	$1,670.2
*Certain prior year amounts have been reclassified to combine advance payments for property, plant, and equipment, non-current time deposits, and intangible assets into other non-current assets for comparative purposes.
^ Certain prior year amounts have been reclassified to combine pledged deposits into prepayments, other receivables, and other assets for comparative purposes.
+ Prior year current and non-current government grants have been renamed to other current and non-current liabilities, respectively

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Dollars in millions)	Share capital	Share premium*		Share-based compensation reserves*		Foreign currency translation reserve*		Retained accumulated losses*		Total equity
January 1, 2023	$0.1	$1,657.0		$39.0	*	$14.7		$(966.4)		$744.4
Net loss	—	—		—		—		(518.3)		(518.3)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		29.6		—		29.6
Total comprehensive loss for the year	—	—		—		29.6		(518.3)		(488.7)
Issuance of ordinary shares relating to private placement for an institutional investor	—	234.4		—		—		—		234.4
Issuance of ordinary shares for follow-on public offering, net of issuance costs	—	349.3		—		—		—		349.3
Issuance of ordinary shares relating to the exercise of warrant	—	352.5		—		—		—		352.5
Exercise of share options	—	18.0		(6.2)		—		—		11.8
Reclassification of vested restricted share units	—	25.9		(25.9)		—		—		—
Equity-settled share-based compensation expense	—	—		47.7		—		—		47.7
December 31, 2023	$0.1	$2,637.1	*	$54.6	*	$44.3	*	$(1,484.7)	*	$1,251.4
Net loss	—	—		—		—		(177.0)		(177.0)
Other comprehensive loss:
Exchange differences on translation of foreign operations	—	—		—		(112.5)		—		(112.5)
Total comprehensive loss for the year	$—	$—		$—		$(112.5)		$(177.0)		$(289.5)
Exercise of share options	—	15.0		(5.2)		—		—		9.8
Reclassification of vested restricted share units	—	43.9		(43.9)		—		—		—
Equity-settled share-based compensation expense	—	—		68.9		—		—		68.9
December 31, 2024	$0.1	$2,696.0	*	$74.4	*	$(68.2)	*	$(1,661.7)	*	$1,040.6
Net loss	—	—		—		—		(296.8)		(296.8)
Other comprehensive loss:										—
Exchange differences on translation of foreign operations	—	—		—		190.4		—		190.4
Total comprehensive loss for the year	—	—		—		190.4		(296.8)		(106.4)
Exercise of share options	—	5.3		(2.0)		—		—		3.3
Reclassification of vested restricted share units		49.0		(49.0)		—		—		—
Equity-settled share-based compensation expense	—	—		64.6		—		—		64.6
December 31, 2025	$0.1	$2,750.3	*	$88.0	*	$122.2	*	$(1,958.5)	*	$1,002.1

*These reserve accounts comprise the consolidated reserves of $1,002.0 million, $1,040.5 million and $1,251.3 million in the consolidated statements of financial position as at December 31, 2025, 2024 and 2023, respectively

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Dollars in millions)	2025	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Loss before tax	$(282.6)	$(158.1)	$(520.2)
Adjustments for:
Finance income	(40.1)	(61.2)	(54.5)
Finance costs	21.4	21.6	21.8
Provision for inventory reserve	(3.0)	12.7	3.6
Loss on asset impairment	—	4.4	—
Depreciation of property, plant and equipment	9.4	10.7	10.7
Depreciation of right-of-use assets	19.5	10.7	7.8
Fair value loss of warrant liability	—	—	85.8
Fair value gains on financial assets measured at fair value change through profit or loss	—	—	(0.7)
Foreign currency exchange loss/(gain), net	168.8	(109.3)	28.2
Equity-settled share-based compensation expense	64.6	68.9	47.7
Other, net*	1.3	1.5	1.6
	(40.7)	(198.1)	(368.2)
(Increase)/decrease in trade receivables	(5.7)	93.8	(99.0)
Increase in prepayments, other receivables and other assets	(126.8)	(61.7)	(8.7)
Increase in collaboration inventories	(4.5)	(17.2)	(12.7)
Increase/(decrease) in trade payables^	44.4	14.1	(50.2)
Increase/(decrease) in other payables and accruals^**	36.1	43.9	(2.7)
(Decrease)/increase in contract liabilities, net	(40.0)	(49.7)	100.0
Other assets and liabilities, net***	3.4	(4.8)	0.6
Income tax paid	(18.4)	(1.6)	(0.7)
Interest income received	52.0	37.3	47.3
Income tax received	—	—	1.0
Net cash used in operating activities	$(100.2)	$(144.0)	$(393.3)

^Certain prior year amounts have been reclassified between increase in trade payables and increase/(decrease) in other payables and accruals for comparative purposes.
*Certain prior year amounts including loss on disposal of Property, Plant and Equipment amortization of intangible assets, and deferred government grant have been grouped into the other, net line item for comparative purposes.
**Certain prior year amounts including interest on lease payments have been grouped into increase/(decrease) in other payables and accruals.
***Certain prior year amounts including decrease/(increase) in other non-current assets, government grant received, increase/(decrease) in other non-current liabilities, and increase in pledged deposits, net have been grouped into the other assets and liabilities, net line item for comparative purposes.

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

(Dollars in millions)	2025	2024	2023
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	$(28.6)	$(14.1)	$(20.1)
Purchase of intangible assets	—	—	(2.6)
Payment to collaborator for collaboration assets	(38.8)	(54.9)	(98.8)
Purchase of financial assets measured at fair value through profit or loss	—	(149.2)	—
Cash received from withdrawal of financial assets measured at fair value through profit or loss	—	149.2	185.0
Purchase of equity instruments	(5.0)	—	—
Cash receipts of investment income	—	2.5	8.9
Addition in time deposits	(4,537.9)	(2,563.0)	(4,863.1)
Decrease in time deposits	5,319.9	1,778.4	4,882.7
Decrease in pledged deposits	—	0.5	0.9
Net cash provided by (used in) investing activities	709.6	(850.6)	92.9
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of ordinary shares for institutional investors, net of issuance cost	—	—	234.4
Proceeds from issuance of ordinary shares for follow on public offering, net of issuance costs	—	—	349.3
Proceeds from exercise of warrant by warrant holder, net of issuance cost	—	—	199.7
Proceeds from exercise of share options	3.3	9.7	11.8
Principal portion of lease payments	(3.6)	(4.0)	(3.8)
Net cash (used in) provided by financing activities	(0.3)	5.7	791.4
Effect of foreign exchange rate changes, net	6.1	(2.1)	0.7
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	615.2	(991.0)	491.7
Cash and cash equivalents at beginning of year	286.7	1,277.7	786.0
CASH AND CASH EQUIVALENTS AT END OF YEAR	901.9	286.7	1,277.7
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS
Cash and bank balances	948.6	1,127.1	1,312.8
Less: Pledged deposits	—	0.1	0.4
Time deposits	46.7	840.3	34.7
Cash and cash equivalents as stated in the statement of financial position	901.9	286.7	1,277.7
Cash and cash equivalents as stated in the statement of cash flows	$901.9	$286.7	$1,277.7

The accompanying notes are an integral part of the consolidated financial statements.

LEGEND BIOTECH CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023
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
Information about subsidiaries

Company	Place and date of incorporation	Issued ordinary shares/paid-up capital		Percentage of equity interest attributable to the Company		Principal activities
				Direct %	Indirect %
Legend Biotech Limited (“Legend BVI”)	The British Virgin Islands June 2, 2015	US$	2,453,819,239	100	—	Investment holding
Legend Biotech HK Limited (“Legend HK”)	Hong Kong June 3, 2015	US$	2,453,819,239	—	100	Investment holding
Nanjing Legend Biotechnology Co., Ltd. (“Legend Nanjing”)	PRC* November 17, 2014	US$	212,500,000	—	100	Manufacture and sale of life sciences research products; performance and sale of research and development services
Legend Biotech USA Incorporated (“Legend USA”)	Delaware, United States of America August 31, 2017	—		—	100	Manufacture and sale of life sciences products; performance of life sciences research and development
Legend Biotech Ireland Limited (“Legend Ireland”)	Ireland November 13, 2017	US$	2,217,445,234	—	100	Manufacture and sale of life sciences products; performance of life sciences research and development
Legend Biotech Belgium B.V. (“Legend Belgium”)	Belgium June 23, 2021	US$	46,177,685	—	100	Manufacture and sale of life sciences products
Hainan Chuanji Biotechnology Co., Ltd. (“Hainan Chuanji”)	PRC October 25, 2021	US$	4,000,000	—	100	General & administrative
Shanghai Chuanji Biotech Co., Ltd "(Shanghai Chuanji")	PRC January 22, 2025	Registered capital US$4,122,000 (Paid up: US$2,061,000)		—	100	Manufacture and sale of life sciences products; performance of life sciences research and development
* The People’s Republic of China (the “PRC” or “China”), including the Hong Kong Special Administrative Region of China (“Hong Kong”).

2.1 BASIS OF PREPARATION
The consolidated financial statements of Legend Biotech Corporation and its subsidiaries (collectively referred to as “the Company”) have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) which comprise all standards and interpretations.
The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and financial liabilities, which have been measured at fair value. The consolidated financial statements are presented in U.S. dollars (“$”) and all values are rounded to the nearest million except when otherwise indicated.

Certain prior year amounts have been reclassified for comparative purposes. The reclassifications did not affect results of operations, total assets, total liabilities, or cash flows.
Basis of consolidation
The consolidated financial statements include the financial statements of the Company for each of the three years ended December 31, 2025. A subsidiary is an entity, directly or indirectly, controlled by the parent company Legend Biotech Corporation. Control is achieved when the parent company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee (i.e., existing rights that give the parent company the current ability to direct the relevant activities of the investee).
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

2.2 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

Effective for the annual periods beginning on or after 1 January 2025, the Company applied for the first-time certain standards and amendments described below.

•In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21). The adoption of this standard on January 1, 2025 did not have an impact on our consolidated financial statements and related disclosures.

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
There were no new IFRS standards, amendments or interpretations that became effective in 2025 that had a material impact on the Company's consolidated financial statements.
2.3 ISSUED BUT NOT YET EFFECTIVE INTERNATIONAL FINANCIAL REPORTING STANDARDS
For the new and amended standards and interpretations that are issued, but not yet effective, the Company intends to adopt them, if applicable, when they become effective.

The Company is currently evaluating IFRS 18 Presentation and Disclosure in Financial Statements to determine whether or not it will have a potential material impact on the Company’s presentation and notes to consolidated financial statements, further details of which are discussed below.

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

IFRS 18, and the amendments to the other standards, is effective for reporting periods beginning on or after January 1, 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively for comparative periods.
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

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Freehold land	Not depreciated
Building	39 - 50 years
Leasehold improvements	Lesser of the lease term or the asset life
Other	3 to 15 years
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

The Company’s financial assets include trade receivables, prepayments, other receivables and other assets, time deposits, pledged deposits, cash and cash equivalents, and financial assets measured at fair value through other comprehensive income.

Subsequent measurement
Financial assets measured at amortized cost
Financial assets measured at amortized cost are subsequently measured using the effective interest method less valuation allowances for expected credit loss. Gains and losses are recognized in the statement of profit or loss and other comprehensive income when the asset is derecognized, modified or impaired.

Financial assets measured at fair value through other comprehensive income
Financial assets measured at fair value through other comprehensive income are carried in the statement of financial position at fair value with net changes in fair value recognized in other comprehensive income.

The Company's financial assets measured at fair value through other comprehensive income comprise of a non-current equity instrument investment, which is classified as level 3 in the fair value hierarchy.

The Company does not have financial assets measured at fair value with gain and losses through profit or loss as of December 31, 2025 and 2024.
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

Trade Receivables
The Company’s trading terms with its customers are mainly on credit. The credit period is 45 to 60 days. The Company had $13.1 million and $6.4 million of trade receivables that were due from one or two major customers under the license agreements as of December 31, 2025 and 2024, respectively, resulting in a concentration of credit risk as of such dates. As at December 31, 2025 and 2024, the expected credit loss is immaterial.

Cash and cash equivalents
For the purpose of the consolidated statement of cash flows, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have an original maturity of three months or less when acquired. Cash and cash equivalents form an integral part of the Company’s cash management.
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

Income taxes may also include income tax liabilities where it is unclear how tax law applies to a particular transaction or where the acceptability of a tax treatment by a tax authority may not be known until the relevant tax authority or a court takes a decision in the future. This is commonly referred to as an "uncertain tax position" in which the tax treatment applied by the Company may be challenged by the relevant tax authority in the future. In applying such a judgment, the Company has to assume in our assessment that the relevant tax authority will examine amounts it has a right to examine and have full knowledge of all related information when making those examinations. Therefore, an uncertain tax liability will be recognized if the Company cannot conclude that it is probable that the relevant taxation authority will accept the Company's application of the tax treatment under those circumstances. When the Company cannot reach a conclusion that it is probable that the relevant taxation authority will accept the tax treatment based on the uncertain nature of the tax treatment, the Company must estimate the tax liability using one of the following methods: (a) the most likely amount method, which identifies the single most likely amount in a range of possible outcomes or (b) the expected value method, which uses the sum of weighted probability amounts in a range of possible outcomes. The Company reports this uncertain tax liability until there is a change in facts and circumstances on which the original judgement or estimate was based, which changes the original conclusion reached. This would include either (1) the Company would be able to now conclude that it is probable that the relevant tax authority will accept the tax treatment due to those changes in facts and circumstances or (2) the uncertain nature of the acceptability of the tax treatment by the relevant tax authority becomes known and is no longer uncertain.
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

In connection with the Janssen Agreement, Legend Biotech USA Inc. entered into a Component and Product Supply Agreement with Janssen Pharmaceuticals, Inc., dated as of October 6, 2025 (the “Raritan Supply Agreement”) pursuant to which the Company will manufacture and supply cilta-cel to Janssen for clinical and commercial use worldwide (excluding Greater China) at the GMP manufacturing facility located at Raritan, New Jersey, which the Company and Janssen currently utilize to manufacture cilta-cel. The Raritan Supply Agreement supersedes the Interim Product Supply Agreement, dated as of February 28, 2022, by and between Legend Biotech USA Inc. and Janssen Pharmaceuticals, Inc. Under the Raritan Supply Agreement, Janssen pays Legend Biotech USA Inc. a transfer price for supplied product based on the total costs necessary to produce and supply such product, plus a specified markup. Ultimately, however, the cost for commercial supply and clinical supply of product are shared equally by Legend Biotech USA Inc. and Janssen as “Allowable Expenses” and “Development Costs,” respectively, under the Janssen Agreement. Further, Janssen will supply us with lentivirus, unprocessed cells, and certain other raw materials, at a price equal to the total costs necessary for Janssen to produce and/or supply such materials, plus a specified markup. The Raritan Supply Agreement became effective on February 2, 2026 and will automatically terminate in the event the Collaboration Agreement expires or is terminated.
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

Profit sharing and collaboration revenue

The Company and Janssen share equally profits on sales of CARVYKTI in all areas other than the People's Republic of China, including the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan (“Greater China”), where the Company retains or bears 70% of pre-tax profits or losses. In all areas other than Greater China, as Janssen is the principal in the sale transaction with the customer, the Company recognizes a pro-rata share of collaboration net trade sales in the period Janssen completes the sale and delivers the product to the customer. The Company's share of collaboration net trade sales in all areas other than Greater China are recognized within collaboration revenue on the statement of profit or loss and other comprehensive income. Subsequent to regulatory approval and commercial launch, any revenue from potential future sales of product in Greater China will be recognized within Product sales on the statement of profit or loss and other comprehensive income as the Company will be the principal in the sale to the customer.

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
The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of share option is determined by using a binomial model, and the fair value of each RSU is determined by reference to market price of the Company’s shares at the respective grant date, further details of which are given in notes 20 and 21 to the consolidated financial statements.

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

Use of Estimates
The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and their accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.
3. SIGNIFICANT ACCOUNTING JUDGMENTS AND ESTIMATES
Judgment
In the process of applying the Company’s accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:
Revenue from contracts with customers
The Company has applied the following judgments that significantly affect the determination of the performance obligations and the method to estimate variable consideration of revenue from contracts with customers, specifically the historic accounting under the Janssen Agreement:
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
Deferred tax assets
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available against which the losses and deductible temporary differences can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The outcome of their actual utilization may be different. Further details are contained in note 17 to the consolidated financial statements.

Uncertain tax treatments
Uncertain tax treatments are recognized where it may be unclear how tax law applies to a particular transaction or the acceptability of a tax treatment by a relevant taxation authority may not be known until the relevant taxation authority or a court takes a future decision. Significant management judgment is required in making this assessment as it requires examining tax law and historical precedence from case law and associated rulings or conclusions reached therein. The Company's transaction may have precedence that can inform the Company's judgment to varying degrees. In cases where facts of the transactions and tax and case law create a clear, binary choice, less judgment would be required to reach a conclusion. In cases where there may be limited to no historical precedence available to apply to the Company's transaction, or similar circumstances to analogize, the Company would have to apply judgment to assess the tax treatment to be applied to the Company's transaction. Significant judgment would then be required to conclude whether it is probable that the tax authority would accept the tax treatment given the absence of precedence or clear application of tax and case law to the Company's transaction. In applying such judgments and if the Company concludes it is not probable that the taxation authority will accept the tax treatment, the Company would then have to estimate the potential tax liability assuming the relevant tax authority may not accept the Company's tax treatment, which can involve significant estimation uncertainty. In each subsequent fiscal year, this conclusion would need to be reassessed for changes in facts and circumstances to reevaluate the judgments used and the estimates made.
4. SEGMENT AND GEOGRAPHIC INFORMATION
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

Geographic information
(a)Revenue

(Dollars in millions)	2025	2024	2023
License and other revenue
United States of America	$57.5	$144.4	$35.1
China	26.6	0.3	0.2
Total license and other revenue	$84.1	$144.7	$35.3

Collaboration revenue
United States of America	$746.1	$434.7	$234.7
Outside the United States of America	198.7	47.9	15.1
Total collaboration revenue	$944.8	$482.6	$249.8
Total revenue	$1,028.9	$627.3	$285.1

The revenue information above is based on the locations of the customers.

(b)Non-current assets

(Dollars in millions)	December 31, 2025	December 31, 2024
United States of America	$317.6	$188.4
China	44.7	46.1
Europe	119.3	147.4
Total	$481.6	$381.9
The non-current asset information above is based on the locations of assets and excludes financial assets at fair value through other comprehensive income and non-current time deposits. There was $5.0 million of financial assets at fair value through other comprehensive income and no non-current time deposits as of December 31, 2025. There were no financial assets at fair value through other comprehensive income and $4.4 million of non-current deposits of as of December 31, 2024.

5. REVENUE
DISAGGREGATED REVENUE

An analysis of revenue is as follows:

(Dollars in millions)	2025	2024	2023
License and other revenue
License Revenue - Novartis	$52.5	$63.3	$—
License Revenue - Janssen	4.9	75.1	35.2
License Revenue - Related party sublicense	26.4	—	—
Other revenue	0.3	6.3	0.1
License and other revenue - Total	84.1	144.7	35.3
Collaboration revenue	944.8	482.6	249.8
Total Revenue	$1,028.9	$627.3	$285.1

An analysis of the timing of transfer of goods or services is as follows:

(Dollars in millions)	2025	2024	2023
Revenue at a point in time	$976.4	$564.0	$285.1
Revenue over time	52.5	63.3	—
Total Revenue	$1,028.9	$627.3	$285.1

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

Collaboration Revenue

(Dollars in millions)	2025	2024	2023
Collaboration revenue	$944.8	$482.6	$249.8

Collaboration revenue includes the Company's pro-rata share of collaboration net trade sales for which Janssen is the principal in the sale to the customers under Janssen Agreement. Collaboration revenue is recognized at the point in time when control of the goods is transferred by Janssen to the customer.

License Revenue - Janssen

(Dollars in millions)	2025	2024	2023
License Revenue - Janssen	$4.9	$75.1	$35.2

The Company recognized license revenue of $4.9 million for the year ended December 31, 2025 for milestones achieved under the Janssen Agreement. License revenue from the licensing of intellectual property is recognized at a point in time when the achievement of the milestones are no longer constrained (e.g. when the milestone event is highly probable of being achieved, and that it is highly probable a significant reversal of the cumulative revenue recognized for the IFRS 15 contract would not occur).

Transaction Price

The transaction price is fully allocated to the single performance obligation. The following table summarizes the composition of the cumulative total transaction price for the periods presented:

(Dollars in millions)	December 31, 2025	December 31, 2024
The transfer of a license of intellectual property, including a technology transfer service
Upfront Payment	$350.0	$350.0
Milestones	415.0	410.0
Total	$765.0	$760.0

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
Milestones: Certain milestone payments were allocated to the single performance obligation in the Janssen Agreement to deliver the license of intellectual property, including the technology transfer service. The initial two milestone payments of $50.0 million, in the aggregate, were included in the transaction price at contract inception in 2017 and were recognized when the single performance obligation was completed in 2018. Subsequently in 2019, an additional two milestone payments of $60.0 million, in the aggregate, were included in the transaction price when the milestones triggered by dosing of a specified number of patients in the CARTITUDE-1 clinical trial were achieved. In 2021, an additional milestone with a payment of $75.0 million was achieved relating to the clinical development of cilta-cel. In 2021, three additional milestone payments amounting to $65.0 million, in the aggregate, were achieved relating to the submission of a Marketing Authorization to the EMA, enrollment of a specified number of patients in the CARTITUDE-5 clinical trial and filing of a drug approval application for a product by the Ministry of Health, Labor and Welfare in Japan. In 2022, additional milestone payments of $50.0 million were achieved in connection with the submission of a NDA to Japan's Pharmaceuticals and Medical Devices Agency, the enrollment of a specified number of patients in the Company’s CARTITUDE-5 clinical trial and in connection with the receipt of a commercialization approval for cilta-cel in the U.S. In 2023, two additional milestone payments amounting to $35.0 million, in the aggregate, were achieved relating to the acceptance of a submission of a supplemental Biologics License Application ("BLA") to the FDA and the acceptance of a submission of a Type II variation application to the EMA. In 2024, two additional milestone payments amounting to $45.0 million and $30.0 million were achieved relating to the FDA's approval of CARVYKTI's label expansion to treat 2L+MM and a development milestone relating to dosing of the fifth patient in a registration study for the second original GDP indication, respectively. In 2025, one additional milestone payment of $5.0 million was achieved relating to the filing of a drug approval application for CARVYKTI by the Ministry of Health, Labour and Welfare in Japan.

Variable Consideration:

Future Milestone payments: As of December 31, 2025, pursuant to the Janssen Agreement, the remaining future contractual milestone payments potentially payable to the Company aggregated to $935.0 million for the achievement of various development, regulatory, manufacturing and net trade sales milestones. More specifically, the future contractual milestones consist of $125.0 million for the achievement of specified manufacturing milestones, $30.0 million for the achievement of specified development milestones, $570.0 million for the achievement of specified regulatory milestones and $210.0 million for the achievement of specified net trade sales milestones. The Company’s development plans and research progress might change from time to time, which would increase the uncertainties of achieving future contractual milestones. Furthermore, the Company assessed that achievement of all the remaining contractual milestones is highly uncertain and the related milestone payments are not included in the transaction price. The milestone is achieved when the triggering event described in the agreement occurs.
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

    The Novartis License Agreement was effective on December 28, 2023, with a $100.0 million receivable initially recorded, representing the Novartis non-refundable upfront payment received before December 31, 2024. Novartis has also agreed to pay up to $1.01 billion in milestone payments upon achievement of specified clinical, regulatory and commercial milestones, as well as tiered royalties on net sales.

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

• Performance Obligation 1 (PO1) - A combined performance obligation that includes Licensing of intellectual property and performing Legend Phase 1 clinical trial for LB2102 in the United States.

The Company evaluated that the license (inclusive of know-how) and the delivery of final Documents which includes performing a Phase 1 clinical trial in the United States for LB2102 (the “Legend Phase 1 Trial”), is a single performance obligation in the Novartis License Agreement, which represents a right to use the Company’s license over time after the license is granted and the Legend Phase 1 Trial is ongoing. Revenue from licenses is recognized when the value of the right to use of the license is transferred to the customer which occurs over time during the Phase 1 trial.

• Performance Obligation 2 (PO2) - Supply of materials

The supply of materials to Novartis under the Novartis License Agreement is included in other revenue above and was completed in 2024.

License Revenue - Novartis

(Dollars in millions)	2025	2024	2023
License Revenue - Novartis	$52.5	$63.3	$—

The Company recognized license revenue under the Novartis License Agreement of $52.5 million for the year ended December 31, 2025 due to progress toward the satisfaction of the performance obligation satisfied over time. The Company recognizes revenue for licensing of intellectual property and completion of Legend Phase 1 Trial over time using the percentage of completion method using the input method (costs). The model used is based on budgeted R&D costs during the Legend Phase 1 Trial.

Of the $52.5 million recognized for the year ended December 31, 2025, $46.9 million was fully included in the contract liabilities at the beginning of the fiscal year.

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

During the year ended December 31, 2025, Contract liabilities decreased as the Company satisfied performance obligations and recognized $52.5 million as revenue for payments was received in advance. The net decrease of Contract liabilities was offset by an increase of $12.8 million due to the achievement of milestones and approximately $4.4 million of foreign exchange alignment.

Transaction Price

The following table summarizes the composition of the total transaction price for the periods presented:

(Dollars in millions)	December 31, 2025	December 31, 2024
PO1: Licensing of intellectual property and performing Legend Phase 1 trial
Upfront Payment	$100.0	$100.0
Actual incurred reimbursable development costs	31.7	20.4
Highly probable reimbursable development costs	2.1	11.4
PO1: Total	$133.8	$131.8

PO2: Supply of materials	$6.2	$6.2
Total	$140.0	$138.0

The transaction price is allocated to the two performance obligations (PO1) $133.8 million and (PO2) $6.2 million, respectively. The Company re-evaluates the transaction price including the variable consideration constraints at the end of each reporting period. The difference between the $140.0 million transaction price and the $137.9 million fixed consideration is the variable consideration of $2.1 million that is included in the transaction price.

PO1 Fixed Consideration: In accordance with the Novartis License Agreement, the Company received a $100.0 million up-front payment from Novartis upon the Novartis License Agreement becoming effective. The Company determined this upfront payment represents fixed consideration to be included in the transaction price in accordance with IFRS 15 as the payment is non-refundable and represents consideration in exchange for the Company providing Novartis delivery of the license (inclusive of know-how). Additionally, Novartis has agreed to reimburse the Company for development costs incurred or paid by the Company prior to, on or after the effective date of the agreement and until the completion of the Legend Phase 1 Trial in the amount of up to $33.8 million. As such, Legend Phase 1 actual costs incurred to date of $31.7 million will be reimbursed by Novartis and therefore the related reimbursements became fixed and are included in the transaction price.

PO1 Variable Consideration: As noted above Novartis has agreed to reimburse the Company for development costs incurred or paid by the Company prior to, on or after the effective date of the agreement and until the completion of the Legend Phase 1 Trial in the amount of up to $33.8 million. Given it is contractually agreed upon, the Company includes, as variable consideration, the expected amount it will be reimbursed by Novartis for the Legend Phase 1 Trial. The Company concluded that the development costs that are highly probable of being achieved should be included in the transaction price. Therefore, the Company has included the estimate of cost reimbursement for the R&D in the transaction price for the estimated expenses through the end of 2026; totaling $2.1 million. There are no remaining constrained R&D costs as of December 31, 2025.

PO2 Fixed Consideration: Given that the supply of materials was contractually agreed upon with a maximum transaction price of $6.2 million and fully exhausted in 2024, there is no remaining variable consideration for PO2 in 2025

The following table summarizes the allocation of the total transaction price to the identified performance obligations under the arrangement, and the amount of the transaction price unsatisfied for the periods presented:

(Dollars in millions)	December 31, 2025	December 31, 2024
PO1: Licensing of intellectual property and completion of Legend Phase 1 trial	$17.9	$68.5
PO2: Supply of materials	—	0.3
Total	$17.9	$68.8
Remaining unsatisfied performance obligation	$17.9	$68.8

The entity expects to recognize as revenue the remaining unsatisfied performance obligation for PO1 during the following time bands:

(Dollars in millions)	2025	2024
Amounts expected to be recognized as revenue:
PO1: Licensing of intellectual property and completion of Legend Phase 1 trial
Within 1 year	$17.9	$56.3
1 - 2 years	—	12.2
2 - 3 Years		—
3 - 4 years	—	—
After 4 years	—	—
Total	$17.9	$68.5

The transaction price for the period presented is allocated to the remaining performance obligations which are expected to be recognized as revenue relate to Novartis License Agreement, of which the performance obligations are to be satisfied until the completion of Legend Phase 1 trial for LB2102, which is estimated to be 3 years from inception. As part of the Novartis License Agreement, the Company allocated the transaction price to performance obligations based on the estimated stand-alone selling prices of promised goods or services and specifically the residual approach for this performance obligation. The amounts disclosed above do not include variable consideration which is constrained. The Company re-evaluates the transaction price at the end of each reporting period.

The Company has recognized all revenue for performance obligation for PO2 (supply of materials), as the obligation has been completed.

License Revenue - Related Party Sublicense

The Company recognized related party sublicense revenue in the amount of $26.4 million for the year ended December 31, 2025 under a license agreement where the related party is required to remit to the Company 10.0% of license payment it earns from sublicensing to third parties the specified patents and related know-how that are included in the agreement. The license revenue was recognized at the time when the related party received the payment from its licensor.
6. OTHER (EXPENSE)/INCOME, NET

The following table summarizes the total other income/(expense), net:

(Dollars in millions)	2025	2024	2023
Foreign currency exchange (loss) gain, net	$(168.8)	$109.3	$(28.2)
Other income, net	4.0	2.5	3.4
Total other (expense)/income, net	$(164.8)	$111.8	$(24.8)

The foreign currency exchange gain (loss), net is comprised mainly of the unrealized foreign exchange gain (loss), net that was primarily related to changes in the intercompany loan balances and cash balances as a result of exchange rate changes between U.S. dollars and EURO.
7. EMPLOYEE BENEFIT EXPENSE

(Dollars in millions)	2025	2024	2023
Employee benefit expense (including directors’ remuneration):
Wages and salaries	$417.1	$312.7	$204.1
Equity-settled share-based compensation expense	64.6	68.9	47.7
Other employee benefits	10.6	9.9	7.7
Total Employee Benefit Expense	$492.3	$391.5	$259.5

8. LOSS PER SHARE
The calculation of the basic loss per share amount is based on the loss for the year attributable to ordinary equity holders of the Company.

The calculation of the diluted earnings per share amount is based on the loss for the year attributable to ordinary equity holders of the Company. The weighted average number of ordinary shares used in the calculation is the number of ordinary shares in issue during the year, as used in the basic earnings per share calculation. The diluted loss per share equals the basic loss per share amounts presented for the years ended December 31, 2025, 2024 and 2023, as the impact of the outstanding share options and RSU had an anti-dilutive effect on the basic loss per share amounts presented. Potentially dilutive securities excluded from the computation of diluted earnings per share relate to stock options and unvested RSU outstanding, which together totaled 10,141,047, 9,219,094, and 11,315,494 shares as of December 31, 2025, 2024 and 2023, respectively.
The calculations of basic and diluted loss per share are based on:

	2025	2024	2023
(Dollars in millions, except share and per share data)
Net loss	$(296.8)	$(177.0)	$(518.3)
Weighted average shares outstanding
Basic	368,641,170	365,702,143	352,165,418
Diluted	368,641,170	365,702,143	352,165,418
Loss per share
Basic	$(0.81)	$(0.48)	$(1.47)
Diluted	$(0.81)	$(0.48)	$(1.47)

9. PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of the Company’s property, plant and equipment and the movements for the years ended December 31, 2025 and 2024 are as follows:

(Dollars in millions)	Freehold land	Buildings	Leasehold improvement	Machinery and equipment	Other	Construction in progress	Total
December 31, 2025
At January 1,2025
Cost	$2.9	$65.5	$21.3	$45.0	$3.9	$4.4	$143.0
Accumulated depreciation	—	(5.7)	(10.1)	(24.8)	(3.1)	—	(43.7)
Net carrying amount	$2.9	$59.8	$11.2	$20.2	$0.8	$4.4	$99.3
At January 1,2025, net of accumulated depreciation	$2.9	$59.8	$11.2	$20.2	$0.8	$4.4	$99.3
Additions	—		2.4	10.5	2.1	11.7	26.7
Disposals	—	—	(1.5)	(0.2)	—	—	(1.7)
Impairments	—	—	—	—	—	—	—
Depreciation provided during the year	—	(1.9)	(1.9)	(5.1)	(0.5)	—	(9.4)
Exchange realignment	—	0.3	0.6	0.3	0.1	0.1	1.4
Transfers	—	0.2	0.3	0.9	0.6	(2.0)	—
At December 31, 2025, net of accumulated depreciation and impairments	$2.9	$58.4	$11.1	$26.6	$3.1	$14.2	$116.3
At December 31, 2025:
Cost	$2.9	$66.0	$22.6	$57.5	$6.6	$14.2	$169.8
Accumulated depreciation	—	(7.6)	(11.5)	(30.9)	(3.5)	—	(53.5)
Net carrying amount	$2.9	$58.4	$11.1	$26.6	$3.1	$14.2	$116.3
The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying values of the assets exceed their recoverable value.

(Dollars in millions)	Freehold land	Buildings	Leasehold improvement	Machinery and equipment	Other	Construction in progress	Total
December 31, 2024
At January 1, 2024
Cost	$2.9	$65.5	$23.1	$45.5	$3.7	$3.0	$143.7
Accumulated depreciation	—	(3.8)	(8.3)	(20.2)	(2.6)	—	(34.9)
Net carrying amount	$2.9	$61.7	$14.8	$25.3	$1.1	$3.0	$108.8
At January 1, 2024 net of accumulated depreciation	$2.9	$61.7	$14.8	$25.3	$1.1	$3.0	$108.8
Additions	—	0.5	—	0.9	0.1	6.5	8.0
Disposals	—	—	(0.8)	(0.2)	—	—	(1.0)
Impairments	—	—	(0.5)	(3.6)	—	—	(4.1)
Depreciation provided during the year	—	(1.9)	(2.4)	(5.8)	(0.6)	—	(10.7)
Exchange realignment	—	(0.8)	(0.4)	(0.4)	—	(0.1)	(1.7)
Transfers	—	0.3	0.5	4.0	0.2	(5.0)	—
At December 31, 2024, net of accumulated depreciation and impairments	$2.9	$59.8	$11.2	$20.2	$0.8	$4.4	$99.3
At December 31, 2024:
Cost	$2.9	$65.5	$21.3	$45.0	$3.9	$4.4	$143.0
Accumulated depreciation	—	(5.7)	(10.1)	(24.8)	(3.1)	—	(43.7)
Net carrying amount	$2.9	$59.8	$11.2	$20.2	$0.8	$4.4	$99.3

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

10. OTHER NON-CURRENT ASSETS

The following table summarizes other non-current assets:

(Dollars in millions)	December 31, 2025	December 31, 2024
Long term prepayments	$5.0	$5.9
Advance payments for property, plant, and equipment	0.5	0.4
Financial assets at fair value through other comprehensive income	5.0	—
Time deposits	—	4.4
Intangible assets	1.9	2.2
Other non-current assets	—	0.1
Total	$12.4	$13.0

11. LEASES
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
(a)Right-of-use assets

(Dollars in millions)	December 31, 2025	December 31, 2024
Leasehold land	$2.7	$3.7
Lease buildings	41.2	7.9
Collaboration assets	241.3	90.3
Total	$285.2	$101.9

The carrying amounts of the Company’s right-of-use assets and the movements during the year are as follows:

	Non-Collaboration Assets Leased		Collaboration Assets Leased
(Dollars in millions)	Leasehold land	Leased building and building improvements	Leased building and building improvements	Machinery and equipment	Computer and office equipment	Software	Total
December 31, 2025
Right-of-use assets at January 1, 2025	$3.7	$7.9	$62.9	$20.6	$4.0	$2.8	$101.9
Additions	—	36.9	153.7	4.1	—	1.0	195.7
Disposal	—	—	(0.3)	—	—	—	(0.3)
Impairment	(1.0)	—	—	—	—	—	(1.0)
Exchange realignment	0.1	0.7	5.9	0.8	0.5	0.4	8.4
Depreciation of right-of-use assets	(0.1)	(4.3)	(9.8)	(3.4)	(1.0)	(0.9)	(19.5)
Right-of-use assets at December 31, 2025	$2.7	$41.2	$212.4	$22.1	$3.5	$3.3	$285.2
December 31, 2024
Right-of-use assets at January 1, 2024	$4.2	$3.6	$60.5	$12.1	$—	$—	$80.4
Additions	—	6.7	9.4	11.7	4.5	3.1	35.4
Disposal	—	(0.1)	—	—	—	—	(0.1)
Impairment	(0.3)	—	—	—	—	—	(0.3)
Exchange realignment	(0.1)	(0.1)	(2.6)	—	—	—	(2.8)
Depreciation of right-of-use assets	(0.1)	(2.2)	(4.4)	(3.2)	(0.5)	(0.3)	(10.7)
Right-of-use assets at December 31, 2024	$3.7	$7.9	$62.9	$20.6	$4.0	$2.8	$101.9

(b)Lease liabilities
Lease liabilities are as indicated below:
At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The balance of the Company's lease liabilities and the movements for the year ended December 31, 2025 are as follows:

(Dollars in millions)	2025	2024
Carrying amount at January 1	$49.4	$47.3
Additions	42.5	9.4
Disposal	—	(0.2)
Accretion of interest recognized during the year	3.5	1.8
Payments	(7.1)	(5.8)
Exchange realignment	6.3	(3.1)
Carrying amount at December 31	94.6	49.4
Analyzed into:
Current portion	7.4	4.8
Non-current portion	87.2	44.6
Carrying amount at December 31	$94.6	$49.4
(c)The amounts recognized in profit or loss in relation to leases are as follows:

(Dollars in millions)	2025	2024
Interest on lease liabilities	$3.5	$1.8
Depreciation charge of right-of-use assets	19.5	10.7
Expense relating to short-term leases	3.7	3.5
Total amount recognized in profit or loss	$26.7	$16.0
The maturity analysis of lease liabilities is disclosed in note 28 to the financial statements. The total cash outflow for leases is disclosed in note 23 to the financial statements.
12. COLLABORATION INVENTORIES, NET

(Dollars in millions)	December 31, 2025	December 31, 2024
Raw materials	$24.1	$17.5
Work-in-process	1.1	4.4
Finished goods	6.8	2.0
Total collaboration inventories, net	$32.0	$23.9

The Company's reserve for inventory was $18.7 million as of December 31, 2025 and $21.7 million as of December 31, 2024. The Company’s reserve for inventory as of December 31, 2025 was primarily related to certain batches or units of product that did not meet quality specifications, and expired materials. The inventory reserve was included in the collaboration cost of sales.

13. PREPAYMENTS, OTHER RECEIVABLES AND OTHER ASSETS

(Dollars in millions)	December 31, 2025	December 31, 2024
Prepayments	$14.6	$12.3
Other receivables	1.3	1.4
Other collaboration receivables	227.8	112.7
VAT recoverable	8.1	4.6
Other current assets	1.6	—
Total	$253.4	$131.0

None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default. The majority of the above balances were settled within 12 months and had no history of default. The Company estimated that the expected credit loss for the above receivables as at December 31, 2025 and 2024 is insignificant.
14. CASH AND CASH EQUIVALENTS, TIME DEPOSITS AND PLEDGED DEPOSITS

(Dollars in millions)	December 31, 2025	December 31, 2024
Cash and bank balances	$948.6	$1,127.1
Less: Pledged deposits	—	(0.1)
Time deposits	(46.7)	(840.3)

Cash and cash equivalents	901.9	286.7

Denominated in U.S. dollars	839.8	230.8
Denominated in RMB	9.7	19.3
Denominated in EUR	52.4	36.6

Cash and cash equivalents	$901.9	$286.7
The cash and cash equivalents of the Company denominated in Renminbi (“RMB”) amounted to $9.7 million and $19.3 million in the consolidated statements of financial position as at December 31, 2025 and 2024, respectively. The RMB is not freely convertible into other currencies, however, under Greater China Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Company is permitted to exchange RMB for other currencies through banks authorized to conduct foreign exchange business.
Cash and cash equivalents earns interest at floating rates based on daily bank deposit rates. The bank balances are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents approximate to their fair values.

15. OTHER PAYABLES AND ACCRUALS

(Dollars in millions)	December 31, 2025	December 31, 2024
Accrued payroll	$60.6	$43.2
Accrued expense	52.7	16.3
Collaboration payable	59.5	82.0
Other payables	3.1	6.3
Payable for collaboration assets	11.6	15.0
Other tax payables	7.9	3.4
Total other payables and accruals	$195.4	$166.2
Other payables are non-interest-bearing and repayable on demand.
As at December 31, 2025 and 2024, amounts due to the Company’s related parties, included in the Company’s other payables, were $1.8 million and $1.6 million, respectively (note 25).
16. INCOME TAX
The Company is subject to income tax on an entity basis on profits arising in or derived from the jurisdictions in which the Company and its subsidiaries are domiciled and operate. The Company had an income tax expense of $14.2 million for the year ended December 31, 2025 compared to an income tax expense of $18.9 million for the year ended December 31, 2024. The $4.7 million decrease is primarily related to a special tax adjustment and an income tax reserve for an uncertain tax position related to the PRC.
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
Hong Kong
Under the current tax laws of Hong Kong, the subsidiary which operates in Hong Kong is subject to the two-tiered profits tax rates regime. The first HK$2,000,000 (2024 and 2023: HK$2,000,000) of assessable profits were taxed at 8.25% (2024 and 2023: 8.25%) and the remaining assessable profits were taxed at 16.5% (2024 and 2023: 16.5%). Under the Hong Kong tax law, the subsidiaries in Hong Kong are exempted from income tax on its foreign derived income and there are no withholding taxes in Hong Kong on remittance of dividends.
United States of America

Under the current tax laws of the United States of America ("USA"), the subsidiary which operates in the United States of America is subject to federal tax at a rate of 21% (2024 and 2023: 21%) and state tax blended rate of 4% (2024: 4% and 2023: 3.3%). Dividends payable by the Company’s US entity to non US resident enterprises shall be subject to 30% withholding tax, unless the respective non US resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with US that provides for a reduced withholding tax rate or an exemption from withholding tax.
Ireland

Under the current laws of the Ireland, the subsidiary which operates in Ireland is subject to Corporate Income Tax ("CIT") at a rate of 12.5% (2024 and 2023: 12.5%) on its taxable trading income. Any non-trading income is subject to CIT at a rate of 25% (2024 and 2023: 25%). Dividend withholding tax is imposed on distributions made by Irish companies at a rate of 25% in 2025 (2024 and 2023: 25%) with many exemptions provided.
Chinese Mainland

Pursuant to the Corporate Income Tax Law of the People's Republic of China and relevant regulations (the "EIT Law"), subsidiaries operating in China Mainland are subject to enterprise income tax ("EIT") at a rate of 25% on their taxable income. Legend Nanjing is qualified as High and New Technology Enterprise and is subject to EIT at a preferential tax rate of 15%. Dividends, interests, rent or royalties payable by the Group’s PRC entities, to non PRC resident enterprises that do not have an establishment or place in Mainland China, or whose income is not effectively connected with such establishment or place, and gains derived by such non-PRC resident enterprises from the disposition of assets located in Mainland China (after deducting the net value of such assets) shall be subject to 10% withholding EIT, unless a tax treaty or arrangements with the PRC and the jurisdiction of incorporation of non-PRC resident enterprise provides for a reduced withholding tax rate or an exemption.
Belgium
Under the current laws of Belgium, the subsidiary which operates in Belgium is subject to CIT at a rate of 25% on its taxable trading income. Dividend withholding tax is imposed on distributions made by Belgium companies at a rate of 30% with many exemptions provided.

Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the jurisdictions in which the Group operates.

(Dollars in millions)	2025	2024	2023
Current – United States of America	$4.5	$1.0	$0.5
Current – Elsewhere	9.7	17.9	(2.4)
Deferred (note 17)	—	—	—
Total tax charge/(credit) for the year	$14.2	$18.9	$(1.9)

A reconciliation of the tax charge/(credit) applicable to loss before tax at the statutory rates for the countries (or jurisdictions) in which the Company and the majority of its subsidiaries are domiciled to the tax expense/(credit) at the effective tax rates is as follows:

(Dollars in millions, except percentages)	2025	Change %	2024	Change %	2023	Change %
Loss before tax	$(282.6)		$(158.1)		$(520.2)
At the statutory blended US federal and state income tax rate of 25.0% (2024: 25.1%; 2023: 24.3%)	(70.7)	25.0%	(39.6)	25.1%	(126.6)	24.3%
Effect of tax rate differences and preferential tax rate in other countries and regions	32.6	(11.5)%	3.9	(2.4)%	51.1	(9.8)%
Research and development credit	(16.0)	5.7%	(13.3)	8.4%	(8.9)	1.7%
State rate change	4.5	(1.6)%	(3.3)	2.0%	5.9	(1.1)%
Effect of non-deductible expenses	14.1	(5.0)%	5.0	(3.1)%	2.1	(0.4)%
Tax losses and deductible temporary differences not recognized	16.2	(5.7)%	53.8	(34.1)%	83.0	(16.0)%
Share-based compensation income tax benefit	8.0	(2.8)%	(1.1)	0.7%	(7.9)	1.5%
Special tax adjustment	1.1	(0.4)%	8.7	(5.5)%	—	—%
Loan Restructuring	16.6	(5.9)%	—	—%	—	—%
Others	7.8	(2.8)%	4.8	(3.0)%	(0.6)	0.2%
Tax charge/(benefit) at the Company’s effective rate	$14.2	(5.0)%	$18.9	(11.9)%	$(1.9)	0.4%

17. DEFERRED TAX

The movements in the deferred tax liabilities and assets during the years ended December 31, 2025 and 2024, are as follows:

Deferred tax liabilities

(Dollars in millions)	License revenue - transitional adjustment	Difference allowance in excess of related depreciation	Right of use assets	Total
At January 1, 2024	$(3.1)	$(3.2)	$(6.5)	$(12.8)
Deferred tax charged/(credited) to the statement of profit or loss during the year	1.6	0.6	0.6	2.8
Deferred tax liabilities at December 31, 2024	(1.5)	(2.6)	(5.9)	(10.0)
At January 1, 2025	(1.5)	(2.6)	(5.9)	(10.0)
Deferred tax charged/(credited) to the statement of profit or loss during the year	1.5	(0.8)	(10.9)	(10.2)
Deferred tax liabilities at December 31, 2025	$—	$(3.4)	$(16.8)	$(20.2)

Deferred tax assets

(Dollars in millions)	Losses available for offsetting against future taxable profits	Difference in intangible assets amortization	Accrued expense	Lease liability	Cost recovery of R&D expense	Total
At January 1, 2024	$1.5	$2.8	$1.9	$6.5	$—	$12.7
Deferred tax charged to the statement of profit or loss during the year	(1.5)	0.5	(1.3)	(0.5)	—	(2.8)
Deferred tax assets at December 31, 2024	—	3.3	0.6	6.0	—	9.9
At January 1, 2025	—	3.3	0.6	6.0	—	9.9
Deferred tax charged to the statement of profit or loss during the year	—	(1.9)	(0.6)	10.5	2.3	10.3
Deferred tax assets at December 31, 2025	$—	$1.4	$—	$16.5	$2.3	$20.2
The Company has immaterial tax losses arising in Hong Kong of less than $1.0 million in 2025 (2024: $0.1 million) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose.

The Company has no tax losses arising in Greater China in 2025.
The Company has tax losses arising in Ireland of $113.0 million in 2025 (2024 $42.1 million) and certain tax losses that can be carried back for 1 year and carried forward indefinitely for offsetting against taxable profits of the company.
The Company has tax losses of $9.2 million arising in the United States of America in 2025 that are available indefinitely for offsetting against up to 80% of future taxable profits of the companies in which the losses arose.
Deferred tax assets have not been recognized in respect of these tax losses as it is not considered probable that taxable profits will be available against which the tax losses can be utilized.

Gross Deferred tax assets have not been recognized in respect of the following items as of the end of the reporting year:

(Dollars in millions)	2025	2024
Deductible temporary differences	$586.6	$579.0
Tax losses and credits	1,547.6	1,136.7
Total	$2,134.2	$1,715.7
Deferred income tax assets are recognized for tax losses carried-forward to the extent that realization of the related tax benefit through future taxable profits is probable. Deferred tax assets have not been recognized in respect of the above items as it is not considered probable that taxable profits will be available against which the above items can be utilized.

Pursuant to the Enterprise Income Tax Law of the People's Republic of China and relevant regulations, dividends derived from sources within Mainland China by a non-resident enterprise shall be subject to Enterprise Income Tax at a rate of 10%. Such tax shall be withheld at source, and the foreign-invested enterprise making the distribution is obliged to withhold the tax at the time of payment. This provision has been effective since January 1, 2008. If the country where the non-resident enterprise is located has entered into a tax treaty with Mainland China and the 'beneficial owner' conditions are met, an application may be made to avail of a reduced withholding tax rate as stipulated in the treaty. Furthermore, qualified reinvestment of profits may be eligible for preferential treatments such as a temporary exemption from withholding tax or a tax credit. For the Company, the applicable rate is 10%. The Company is therefore liable for withholding taxes on dividends distributed by those subsidiaries established in Mainland China in respect of earnings generated from January 1, 2008.

Pursuant to the Inland Revenue Ordinance of the Hong Kong and relevant regulations (the “IRO”), Hong Kong operates a territorial tax regime, taxing only profits arising in or derived from Hong Kong. Dividends are treated as distribution of after-tax profits, dividends paid by a Hong Kong company are not subject to withholding tax in Hong Kong, regardless of the shareholder’s residency.

At December 31, 2025 and 2024, the subsidiaries in Greater China had no distributable retained earnings.
According to U.S. tax laws, dividends payable by the Company’s U.S. entity, to non-United States resident enterprises shall be subject to 30% withholding tax. A lower withholding tax rate may be applied if there is a tax treaty between the United States and the jurisdiction of the foreign investors.
At December 31, 2025 and 2024, the subsidiary in US had no distributable retained earnings.

18. COLLABORATION INTEREST-BEARING ADVANCED FUNDING

	Effective interest rate (%)	December 31, 2025
		(In millions)
Current
Collaboration Interest-bearing Advanced Funding	6.70%	$319.1

Pursuant to the Janssen Agreement, the Company received funding advances from the collaborator over time. These funding advances are accounted for as interest-bearing borrowings funded by the collaborator, constituted by a principal amounting to $250.0 million and applicable interests accrued amounting to $69.1 million upon such principal as of December 31, 2025. The respective interest rate of each borrowing has transitioned from London Interbank Offered Rate ("LIBOR") to Secured Overnight Financing Rate ("SOFR") in accordance with the LIBOR ACT. Thus, outstanding advances accrue interest at 12 month CME term SOFR plus LIBOR/SOFR adjustment (12 month) plus a margin of 2.5%.

There is no specific maturity date for the funding advances. However, pursuant to the terms of the Janssen Agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits starting from the first calendar quarter following the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen

Agreement. The Company achieved a CARVYKTI profitable position by year end of 2025, and therefore the recoupment will be triggered. As of December 31, 2025, the Company estimated that the entire balance of $319.1 million would be recouped by Janssen within the next 12 months, and therefore such amount was classified as a current liability.

The interest for collaboration interest-bearing advanced funding was $17.9 million and $19.8 million for the years ended December 31, 2025, and 2024, respectively. These amounts are included in Finance Costs on the consolidated statement of profit or loss and other comprehensive income/(loss).
19. SHARE CAPITAL AND SHARE PREMIUM
Shares

(Dollars in millions, except share data)	December 31, 2025	December 31, 2024
Authorized:
2,000,000,000 shares of $0.0001 each	$0.2	$0.2
Issued and fully paid:
369,886,369 (2024: 367,298,315) ordinary shares of $0.0001 each	$0.1	$0.1
A summary of movements in the Company’s share capital and share premium is as follows:

(Dollars in millions, except share data)	Number of shares in issue	Share capital	Share premium	Total
At December 31, 2023 and January 1, 2024	363,822,069	$0.1	$2,637.1	$2,637.2

Issuance of ordinary shares for exercise of warrants				—
Exercise of share options	1,597,528	—	15.0	15.0
Reclassification of vesting of restricted share units	1,878,718	—	43.9	43.9

At December 31, 2024 and January 1, 2025	367,298,315	0.1	2,696.0	2,696.1

Exercise of share options	775,644	—	5.3	5.3
Reclassification of vesting of restricted share units	1,812,410	—	49.0	49.0

At December 31, 2025	369,886,369	$0.1	$2,750.3	$2,750.4
On April 24, 2023, May 2, 2023 and May 19, 2023, the Company sold 7,656,968, 484,992 and 692,782 ordinary shares to institutional investors in private placement transactions, respectively, for net proceeds of $234.4 million, after deduction of related issuance costs of $0.4 million. On May 10, 2023, the Company sold 10,937,500 ordinary shares to certain investors in a registered direct offering at a price of $32.00 per share, for net proceeds of $349.3 million, after deduction of related issuance costs of $0.7 million. On May 11, 2023, an institutional investor (the “PIPE Investor") exercised a warrant to purchase 10,000,000 ordinary shares, which the Company issued in May 2021, in full for an aggregate exercise price of $200.0 million, and, as a result, the Company issued 10,000,000 ordinary shares to the PIPE Investor.
20. SHARE OPTION SCHEME
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

Share options do not confer any voting rights, or rights to participate in any dividends or distributions. The following share options were outstanding under the Scheme during the year:

	2025		2024		2023
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	US$ per share	’000	US$ per share	’000	US$ per share	’000
Outstanding at January 1,	10.5970	4,440	9.3287	6,367	7.1370	9,180
Granted during the year	19.0400	15	31.4100	15	23.5300	355
Forfeited during the year	18.2849	(82)	8.1198	(344)	2.8336	(708)
Exercised during the year	4.5153	(776)	6.2720	(1,598)	5.0687	(2,460)
Outstanding at December 31,	11.7690	3,597	10.5970	4,440	9.3287	6,367
Exercisable at December 31	11.1479	3,387	7.7517	3,428	4.5401	3,470
The weighted average share price at the date of exercise for share options exercised during the year ended December 31, 2025 was $17.3050 per share (2024: $25.2982, 2023: $31.8140).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2025 was 4.59 years (2024: 5.35 years, 2023: 6.15 years).

The range of exercise prices for options outstanding as at December 31, 2025 was $0.5 to $31.4 (2024 and 2023: $0.5 to $31.4).
The Company recognized total share option expense of $4.3 million, $7.7 million, and $11.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.
The fair value of equity-settled share options granted during the period was estimated, using a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used:

	2025	2024	2023
Dividend yield (%)	—	—	—
Expected volatility (%)	59.0%	76.9%	66.1%
Risk-free interest rate (%)	3.91% - 4.28%	4.25% - 5.41%	3.40% - 4.84%
Contractual life of options (year)	10	10	10
Expected life of options (year)	6.09	6.48	6.59
Weighted average share price used in share option fair value	$19.04	$31.41	$23.53
Early Exercise Multiple	2.2	2.2	2.2
Post-Vesting Termination Rate (annual)	7.92%	5.69%	4.95%
The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of comparable listed companies in the same industry.
As at December 31, 2025, the Company had 3,597,276 share options outstanding under the share option scheme, which represented approximately 1.0% of the Company's shares issued and outstanding as at that date.
21. RESTRICTED SHARE UNITS
The Company operates the RSU Scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Company’s operations. Eligible participants of the RSU Scheme include the Company’s directors, including independent non-executive directors, and employees of any member of the Company. The RSU Scheme became effective on May 26, 2020 and, unless otherwise cancelled or amended, will remain in force. The

RSU Scheme has a performance vesting condition, a service condition of 3 to 5 years, and is subject to forfeiture if the participants cannot meet certain performance target set by the board of directors.
The change in the number of RSUs outstanding for the year ended December 31, 2025, 2024 and 2023 was as follows:

	2025		2024		2023
	Weighted average grant date fair value	Number of RSU	Weighted average grant date fair value	Number of RSU	Weighted average grant date fair value	Number of RSU
	US$ per unit	’000	US$ per unit	’000	US$ per unit	’000
Outstanding at January 1	28.1399	4,779	26.0613	4,949	18.3704	3,386
Granted during the year	18.6132	4,521	28.3264	2,243	29.6040	3,429
Vested during the year	27.0181	(1,812)	23.3709	(1,879)	17.7836	(1,455)
Forfeited during the year	24.6994	(944)	26.4399	(534)	21.5612	(411)
Outstanding at December 31	22.3652	6,544	28.1399	4,779	26.0613	4,949
The fair value of the awarded shares was calculated based on the market price of the Company’s shares at the respective grant date.
The Company recognized total RSU expense of $60.3 million, $61.2 million, and $36.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.
As at December 31, 2025, the Company had 6,543,771 RSUs outstanding under the RSU Scheme, which represented approximately 1.8% of the Company's ordinary shares in issue as at that date.
22. RESERVES
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
Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of net assets restricted include paid in capital and reserve funds of the Company’s PRC subsidiaries, totaling $97.7 million and $120.1 million as at December 31, 2025 and 2024, respectively.
23. NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS
(a)Major non-cash transactions
For the year ended December 31, 2023, the Company recorded a non-cash fair value loss of $85.8 million in respect of warrant liability.
For the years ended December 31, 2025, 2024 and 2023, the Company had non-cash additions to right-of-use assets of $42.7 million, $9.3 million and $26.7 million, and lease liabilities of $42.7 million, $9.3 million and $26.7 million, in respect of lease arrangements for buildings, respectively.

For the years ended December 31, 2025, 2024 and 2023, the Company had non-cash additions to collaboration prepaid leases included in the other payables and accruals for the assets leased from the collaboration partner of $11.6 million $15.0 million and $16.3 million, respectively, and had non-cash additions to property, plant and equipment included in trade payables of $0.8 million, $2.3 million and $6.6 million, respectively.

(b)Changes in liabilities arising from financing activities

(Dollars in millions)	Lease liabilities
At January 1, 2025	$49.4
Additions of lease liabilities	42.5
Changes from financing cash flows	(3.6)
Disposal	—
Interest expense	3.5
Interest paid classified as operating cash flows	(3.5)
Foreign exchange movement	6.3
At December 31, 2025	$94.6
At January 1, 2024	47.3
Additions of lease liabilities	9.4
Changes from financing cash flows	(4.0)
Disposal	(0.2)
Interest expense	1.8
Interest paid classified as operating cash flows	(1.8)
Foreign exchange movement	(3.1)
At December 31, 2024	$49.4
At January 1, 2023	23.6
Additions of lease liabilities	26.7
Changes from financing cash flows	(3.8)
Disposal	—
Interest expense	1.4
Interest paid classified as operating cash flows	(1.4)
Foreign exchange movement	0.8
At December 31, 2023	$47.3
(c)Total cash outflow for leases
The total cash outflow for leases included in the statement of cash flows is as follows:

(Dollars in millions)	2025	2024	2023
Within operating activities	$3.5	$1.8	$1.4
Within financing activities	3.6	4.0	3.8
Short-term leases	3.7	3.5	2.3
Total	$10.8	$9.3	$7.5
24. COMMITMENTS AND CONTINGENCIES
(a)Capital commitments
The Company had the following capital commitments at the end of the year:

(Dollars in millions)	2025	2024	2023
Construction in progress	$11.5	$3.0	$11.3

(b) Lease commitments

The Company is party to a lease with Janssen under which the Company leases an approximately 140,000 square foot manufacturing facility from Janssen located in Raritan, New Jersey. This lease was signed in December 2025 and became effective on February 2, 2026. The lease has a minimum term of 5 years, corresponding to a commitment of $19.1 million.

This lease also includes three extension options of five years each, and, at this time, the Company is relatively certain to exercise the first renewable option which is a total payment of $22.2 million for the five-year period. These lease payments were not recognized as lease liabilities as of December 31, 2025 because the lease did not commerce until February 2, 2026. The Company expects to receive 50% of these future lease payments from Janssen from profit sharing under the Janssen Agreement.

For this facility, which the Company collaboratively operates with Janssen, the Company continues to invest in manufacturing, quality, information technology and distribution capabilities to support the commercialization of CARVYKTI.
25. RELATED PARTY TRANSACTIONS

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
(i)Sales of products and sales-based royalties from related parties:

(Dollars in millions)	2025	2024	2023
Nanjing ProBio Biotech Co., Ltd.	$9.0	$0.3	$0.2
Zhenjiang ProBio Biotech Co., Ltd	17.6	—	—
Total	$26.6	$0.3	$0.2
The sale was mainly generated from an exclusive license agreement where the related party is required to remit to the Company 10.0% of license payment it earns from sublicensing to third parties the specified patents and related know-how that are included in the agreement.

(ii)Purchases from related parties:

(Dollars in millions)	2025	2024	2023
Nanjing GenScript Biotech Co., Ltd.	$7.3	$5.7	$4.1
Genscript USA Holdings Inc	1.0	1.0	0.4
Zhenjiang ProBio Biotech Co., Ltd	2.0	0.8	0.3
Genscript USA Incorporated	1.4	0.6	0.5
Nanjing ProBio Biotech Co., Ltd.	0.1	0.2	—
ProBio Inc.	0.3	0.1	—
Jiangsu GenScript Biotech Co., Ltd	2.2	0.1	—
Total	$14.3	$8.5	$5.3
The transactions were made according to the price and terms agreed with related parties.
(iii)Lease contract guarantee
In 2018, Legend Ireland entered into a property lease agreement with a third party in Dublin with lease period from 2018 to August 2028. Genscript provided a guarantee on Legend Ireland’s payment obligations under the lease agreement for nil consideration. In August 2023, Legend Ireland entered into a deed of variation and release relating to this lease agreement which, among other things, extended the term of the lease through August 2028 and released Genscript from its guaranty of the lease. Since entering the lease agreement in 2018, the owners have also changed the name of their company from Tango Medic SLU to Edmund & Ursula Elliott Partnership.
(b)Outstanding balances with related parties:
As of December 31, 2025 and 2024, amounts due to the Company’s related parties, included in the Company’s trade payables, were $1.8 million and $1.4 million, respectively.
As of December 31, 2025 and 2024, amounts due to the Company’s related parties, included in the Company’s other payables, were $1.8 million and $1.6 million, respectively.

As of December 31, 2025 and 2024, amounts due from the Company’s related parties, included in the Company’s trade receivables, were $1.7 million and $0.1 million, respectively.

(Dollars in millions)	December 31, 2025	December 31, 2024
Lease liabilities
Nanjing GenScript Biotech Co., Ltd.	$0.2	$0.1
Except for lease liabilities with incremental borrowing rates with 5.14% repayable over 2 years, all other related party balances are unsecured and repayable on demand and interest free.
(i)Compensation of key management personnel of the Company:

(Dollars in millions)	2025	2024	2023
Equity-settled share-based compensation expense	$15.5	$23.4	$8.0
Short-term employee benefits	2.8	2.2	2.7
Termination benefits	—	0.2	—
Total	$18.3	$25.8	$10.7

26. FINANCIAL INSTRUMENTS BY CATEGORY
The carrying amounts of each of the categories of financial instruments as at the end of each of the reporting periods are as follows:
As at December 31, 2025
Financial assets

(Dollars in millions)	Financial assets at amortized cost	Financial assets at fair value through other comprehensive income
Trade receivables	$13.1	$—
Financial assets included in prepayments, other receivables and other assets (note 13)	229.1	—
Financial assets at fair value through other comprehensive income in other non-current assets (note 10)	—	5.0
Time deposits	46.7	—
Cash and cash equivalents	901.9	—
Total	$1,190.8	$5.0
Financial liabilities

(Dollars in millions)	Financial liabilities at amortized cost
Trade payables	$83.0
Financial liabilities in other payables and accruals (note 15)	3.1
Collaboration interest-bearing advanced funding	319.1
Lease liabilities	94.6
Total	$499.8
As at December 31, 2024
Financial assets

(Dollars in millions)	Financial assets at amortized cost
Trade receivables	$6.4
Financial assets included in prepayments, other receivables and other assets (note 13)	114.1
Time deposits included in other non-current assets (note 10)	4.4
Time deposits	835.9
Cash and cash equivalents	286.7
Total	$1,247.5

Financial liabilities

(Dollars in millions)	Financial liabilities at amortized cost
Trade payables	$38.6
Financial liabilities included in other payables and accruals (note 15)	6.3
Collaboration interest-bearing advanced funding	301.2
Lease liabilities	49.4
Total	$395.5
27. FAIR VALUE AND FAIR VALUE HIERARCHY OF FINANCIAL INSTRUMENTS

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
The Company’s finance department headed by the Corporate Controller is responsible for determining the policies and procedures for the fair value measurement of financial instruments. At December 31, 2025, the finance department analyzed the movements in the values of financial instruments and determined the major inputs applied in the valuation. The valuation was reviewed and approved by the Corporate Controller.
The fair values of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
The following table illustrates the fair value measurement hierarchy of the Company’s financial instruments:
Asset measured at fair value:

At December 31, 2025
	Fair value measurement using
(Dollars in millions)	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through other comprehensive income (note 10)	$—	$—	$5.0	$5.0

The financial assets at fair value through other compressive income includes equity investment not quoted in an active market with a carrying amount of $5.0 million as of December 31, 2025.

Asset measured at fair value:

At December 31, 2024
Fair value measurement using
(Dollars in millions)	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets at fair value through other comprehensive income	$—	$—	$—	$—
Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Long-lived assets are subject to non-recurring fair value measurement for the evaluation of potential impairment. The Company recognized an impairment loss of $1.0 million and $4.4 million for certain property, plant and equipment, and right-of-use assets for the year ended December 31, 2025 and 2024, respectively. The Company evaluates assets for potential impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying values of the assets exceed their recoverable value. Recoverable value is based on fair value less costs of disposal. The fair value was measured under IFRS 13, based on its highest and best use, from a market participant's perspective, by applying both the market approach and rental income approach as applicable.
28. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
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
Interest rate risk
As at December 31, 2025, the Company's exposure to the risk of changes in interest rates primarily relates to the Company's Funding Advances with a floating interest rate as disclosed in note 18 to the consolidated financial statements. As at December 31, 2025, management considered that any reasonable changes in the interest rate would not have significant impact on the interest expense from the Funding Advances. Accordingly, no sensitivity analysis for interest rate risk is presented.
Foreign currency risk
The Company has transactional currency exposures. Such exposures arise from sales or purchases by operating units in currencies other than the units’ functional currencies. Approximately 22.0% in 2025, 8.0% in 2024, and 5.0% in 2023 of the Company’s sales were denominated in currencies other than the functional currencies of the operating units making the sale.
As at December 31, 2025, 2024 and 2023, the Company had no outstanding foreign currency forward exchange contract. At present, the Company does not intend to seek to hedge its exposure to foreign exchange fluctuations. However, management constantly monitors the economic situation and the Company’s foreign exchange risk profile and will consider appropriate hedging measures in the future should the need arise.

The following table demonstrates the sensitivity at the end of the reporting period to a reasonably possible change in the Euro ("EUR") and RMB exchange rate against US$, with all other variables held constant, of the Company’s loss before tax (due to changes in the fair values of monetary assets and liabilities).

	Increase/ (decrease) in the rate of foreign currency	Decrease/ (increase) in loss before tax
	%	(In millions)
Year ended December 31, 2025
If US$ strengthens against RMB	5	$1.6
If US$ weakens against RMB	(5)	(1.6)
If US$ strengthens against EUR	5	(4.9)
If US$ weakens against EUR	(5)	4.9
Year ended December 31, 2024
If US$ strengthens against RMB	5	2.8
If US$ weakens against RMB	(5)	(2.8)
If US$ strengthens against EUR	5	2.7
If US$ weakens against EUR	(5)	(2.7)
Year ended December 31, 2023
If US$ strengthens against RMB	5	1.3
If US$ weakens against RMB	(5)	(1.3)
If US$ strengthens against EUR	5	(51.9)
If US$ weakens against EUR	(5)	$51.9
Credit risk
The Company trades only with recognized and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and the Company’s exposure to bad debts is not significant.
The credit risk of the Company’s other financial assets, which comprise cash and cash equivalents, pledged deposits, and other receivables, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments. Further quantitative data in respect of the Company’s exposure to credit risk arising from trade receivables and other receivables are disclosed in notes 2.4 and 13 to the consolidated financial statements, respectively.
Since the Company trades only with recognized and creditworthy third parties, there is no requirement for collateral. Concentrations of credit risk are managed by debtor. The Company had certain concentrations of credit risk with respect to trade receivables, which are disclosed in note 2.4 to the consolidated financial statements.
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

The maturity profile of the Company’s financial liabilities as at the end of the reporting period, based on contractual undiscounted payments, is as follows:

As at December 31, 2025
(Dollars in millions)	Less than 1 years	Over 1 years	Total
Trade payables	$83.0	$—	$83.0
Other payables	3.1	—	3.1
Collaboration interest-bearing advanced funding	319.1	—	319.1
Lease liabilities	11.1	121.7	132.8
Total	$416.3	$121.7	$538.0

As at December 31, 2024
(Dollars in millions)	Less than 1 years	Over 1 years	Total
Trade payables	$38.6	$—	$38.6
Other payables	6.3	—	6.3
Collaboration interest-bearing advanced funding	—	301.2	301.2
Lease liabilities	6.1	60.0	66.1
Total	$51.0	$361.2	$412.2

Note: Pursuant to the terms of the license and collaboration agreement, the collaborator may recoup the aggregate amount of Funding Advances together with interest thereon from Company’s share of pre-tax profits for the first profitable year of the collaboration program and, subject to some limitations, from milestone payments due to the Company under the Janssen Agreement. The Company’s management estimated the loan principal and interest will be fully recouped by the collaborator within one year.
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
The Company monitors capital using a gearing ratio, which is total liabilities divided by total assets. The gearing ratios as at the end of each year were as follows:

(Dollars in millions)	December 31, 2025	December 31, 2024
Total liabilities	$731.6	$629.6
Total assets	$1,733.7	$1,670.2
Gearing ratio	42.2%	37.7%
29. SUBSEQUENT EVENT
No events have occurred subsequent to December 31, 2025 that could significantly affect these audited financial statements.

30. APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements were approved and authorized for issue by the Board of Directors on March 5, 2026.